Form 20-F
period 2018-12-31
NATIONAL STEEL CO
filed 2019-04-05
CIK 1049659

As filed with the Securities and Exchange Commission on April 4, 2019.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018:

1,387,524,047 Common Shares without Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☑ No

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

☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☑ No

TABLE OF CONTENTS

INTRODUCTION	7
FORWARD-LOOKING STATEMENTS	7
PRESENTATION OF FINANCIAL AND OTHER INFORMATION	8
PART I	8
Item 1. Identity of Directors, Senior Management and Advisors	8
Item 2. Offer Statistics and Expected Timetable	8
Item 3. Key Information	8
3A. Selected Financial Data	8
3B. Capitalization and Indebtedness	11
3C. Reasons for the Offer and Use of Proceeds	11
3D. Risk Factors	11
Item 4. Information on the Company	25
4A. History and Development of the Company	25
4B. Business Overview	27
4C. Organizational Structure	61
4D. Property, Plant and Equipment	61
4E. Unresolved Staff Comments	63
Item 5. Operating and Financial Review and Prospects	63
5A. Operating Results	64
5B. Liquidity and Capital Resources	84
5C. Research and Development and Innovation	88
5D. Trend Information	89
5E. Off-Balance Sheet Arrangements	89
5F. Tabular Disclosure of Contractual Obligations	92
5G. Safe Harbor	92
Item 6. Directors, Senior Management and Employees	92
6A. Directors and Senior Management	92
6B. Compensation	95
6C. Board Practices	95
6D. Employees	97
6E. Share Ownership	97
Item 7. Major Shareholders and Related Party Transactions	97
7A. Major Shareholders	97
7B. Related Party Transactions	98

Item 8. Financial Information	98
8A. Consolidated Statements and Other Financial Information	98
8B. Significant Changes	106
Item 9. The Offer and Listing	106
9A. Offer and Listing Details	106
9B. Plan of Distribution	106
9C. Regulation of Securities Markets	106
9D. Selling Shareholders	108
9E. Dilution	108
9F. Expenses of the Issue	108
Item 10. Additional Information	108
10A. Share Capital	108
10B. Memorandum and Articles of Association	109
10C. Material Contracts	111
10D. Exchange Controls	112
10E. Taxation	112
10F. Dividends and Paying Agents	121
10G. Statement by Experts	121
10H. Documents on Display	121
10I. Subsidiary Information	121
Item 11. Quantitative and Qualitative Disclosures About Market Risk	121
Item 12. Description of Securities Other Than Equity Securities	126
Item 13. Defaults, Dividend Arrearages and Delinquencies	126
Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds	126
PART II	127
Item 15. Controls and Procedures	127
Item 16. [Reserved]	127
16A. Audit Committee Financial Expert	127
16B. Code of Ethics	127
16C. Principal Accountant Fees and Services	128
16D. Exemptions from the Listing Standards for Audit Committees	128
16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	129
16F. Change in Registrant’s Certifying Accountant	129
16G. Corporate Governance	129
16H. Mine Safety Disclosure	131
Item 17. Financial Statements	131

PART III	131
Item 18. Financial Statements	131
Item 19. Exhibits	132

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

•         “consolidated financial statements” are to our audited consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 together with the corresponding reports of our Independent Registered Public Accounting Firms; and

•         “ADSs” are to CSN’s American Depositary Shares and “ADRs” are to CSN’s American Depositary Receipts.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 included elsewhere in this annual report have been presented in thousands of reais (R$) and prepared in accordance with IFRS as issued by the IASB. See note 2.a. to our audited consolidated financial statements.

We have translated some of the Brazilian real amounts contained in this annual report into U.S. dollars solely for the convenience of the reader at the rate of R$3.875 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2018, as reported by the Central Bank of Brazil, or the Central Bank. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the Brazilian real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not represent an arithmetic sum of the figures that precede them.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A. Selected Financial Data

We present in this section summary financial and operating data derived from our audited consolidated financial statements as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014.

We adopted IFRS 9 – Financial Instruments and IFRS 15 – Revenue from contracts with customers as of January 1, 2018. As permitted under IFRS, we did not apply IFRS 9 and IFRS 15 retroactively. As a result, financial information as of and for the year ended December 31, 2018 is not comparable with financial information for prior periods. For further information on our adoption of IFRS 9 and IFRS 15, see note 2.v. to our audited consolidated financial statements included elsewhere herein.

Financial information presented in this annual report should be read in conjunction with our audited consolidated financial statements included elsewhere herein.

Summary Financial and Operating Data

The following tables present summary consolidated financial and operating data for each of the periods indicated.

	Year Ended December 31,
Income Statement Data:	2018(1)	2018	2017(5)	2016(5)	2015(5)	2014(5)
	(in millions of US$, except per share data)	(in millions of R$, except per share data)
Net operating revenues	5,927	22,969	18,525	17,149	15,262	16,126
Cost of products sold	(4,156)	(16,106)	(13,596)	(12,640)	(11,740)	(11,592)
Gross profit	1,771	6,863	4,929	4,509	3,522	4,534
Operating expenses
Selling	(584)	(2,264)	(1,815)	(1,697)	(1,430)	(1,042)
General and administrative	(127)	(494)	(416)	(518)	(470)	(438)
Equity in results of affiliated companies	35	136	109	65	1,160	331
Other expenses	(343)	(1,331)	(647)	(1,077)	(1,341)	(657)
Other income(3)	1,042	4,036	824	663	3,610	90
Total(4)	21	83	(1,945)	(2,564)	1,529	(1,716)

Operating income	1,793	6,946	2,984	1,945	5,051	2,818
Non-operating income (expenses), net
Financial income	338	1,311	295	644	488	172
Financial expenses	(724)	(2,806)	(2,759)	(3,166)	(3,853)	(3,253)

(Loss) income before taxes	1,407	5,451	520	(577)	1,686	(263)
Income tax
Current	(213)	(827)	(359)	(206)	(136)	(528)
Deferred	149	577	(50)	(60)	(2,768)	679

Net income (loss) from continuing operations	1,342	5,201	111	(843)	(1,218)	(112)

Net income (loss) from discontinued operations(2)	-	-	-	(10)	2	-

Net income (loss) for the period	1,342	5,201	111	(853)	(1,215)	(112)

Net income (loss) attributable to noncontrolling interest	33	126	101	82	(2)	(7)
Net income (loss) attributable to Companhia Siderúrgica Nacional	1,309	5,075	10	(935)	(1,213)	(105)

Basic earnings per common share	0.95354	3.69498	0.00757	(0.68876)	(0.89461)	(0.07443)
Diluted earnings per common share	0.95354	3.69498	0.00757	(0.68876)	(0.89461)	(0.07443)

	As of December 31,
Balance Sheet Data:	2018(1)	2018	2017(5)	2016(5)	2015(5)	2014(5)
	(in millions of US$, except per share data)	(in millions of R$, except per share data)
Current assets	3,100	12,014	11,881	12,445	16,431	15,936
Investments	1,453	5,631	5,499	4,568	3,998	13,665
Property, plant and equipment	4,657	18,047	17,965	18,136	17,826	15,624
Other assets	3,003	11,636	9,865	9,005	9,084	4,542

Total assets	12,214	47,328	45,210	44,154	47,339	49,767

Current liabilities	2,952	11,439	10,670	5,497	5,082	6,363
Non-current liabilities	6,678	25,876	26,252	31,272	35,166	37,669
Stockholders’ equity	2,584	10,013	8,288	7,385	7,091	5,735

Total liabilities and stockholders’ equity	12,214	47,328	45,210	44,154	47,339	49,767

Paid-in capital	1,172	4,540	4,540	4,540	4,540	4,540
Common shares (in millions of shares)	1,388	1,388	1,388	1,388	1,388	1,388
Dividends declared and interest on stockholders’ equity(4)	232	898	-	-	275	700
Dividends declared and interest on stockholders’ equity per common share (in reais)(4)	0.17	0.65	-	-	0.20	0.50

(1)   Translated solely for the convenience of the reader at the rate of R$3.875 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2018, as reported by the Central Bank.

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

(5)   Due to the adoption of IFRS 9 and IFRS 15 as of January 1, 2018, which we did not apply retroactively, financial information as of and for the year ended December 31, 2018 is not comparable with financial information as of and for the years ended December 31, 2014, 2015, 2016 and 2017.

	Year Ended December 31,
	2016	2017	2018	2018(1)
Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA	(in millions of R$)			(in millions of US$)
Net income (loss)	(853.1)	111.2	5,200.6	1,342.1
Net income (loss) from discontinued operations(2)	9.6	-	-	-
Depreciation/amortization/depletion	1,278.8	1,408.8	1,175.1	303.3
Income tax and social contribution	266.5	409.1	250.3	64.6
Financial income (expenses)	2,522.4	2,463.6	1,495.6	386.0
EBITDA(3)	3,224.3	4,392.7	8,121.7	2,095.9
Other operating income (expenses)	413.2	(177.3)	(2,705.3)	(698.2)
Equity in results of affiliated companies	(64.9)	(109.1)	(135.7)	(35.0)
Proportionate EBITDA of joint ventures	502.3	538.2	568.0	146.6
Adjusted EBITDA(4)	4,074.9	4,644.4	5,848.7	1,509.3

(1)   Translated solely for the convenience of the reader using the U.S. dollar selling rate as reported by the Central Bank of R$3.875 to US$1.00 as of December 31, 2018. See “Exchange Rates.”

(2)   The results of our former subsidiary Metalic were excluded from net operating revenues, cost of sales and/or services, gross profit, operating expenses, other operating expenses, other operating income, financial results and income taxes and were included in “Net (loss) from discontinued operations” due to the sale of Metalic in November 2016.

(3)   We calculate EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results from discontinued operations.

(4)   We calculate adjusted EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results of discontinued operations, plus other operating income (expenses), equity in results of affiliated companies and the proportionate EBITDA of joint ventures. EBITDA and adjusted EBITDA are not measures of financial performance recognized under Brazilian GAAP or IFRS and they should not be considered alternatives to net income (loss) as measures of operating performance, or as alternatives to operating cash flows, or as measures of liquidity. EBITDA and adjusted EBITDA are not calculated using a standard methodology and may not be comparable to the definition of EBITDA or adjusted EBITDA, or similarly titled measures, used by other companies.

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

For purposes of this section, when we state that a risk, uncertainty or problem may, could or will have an “adverse effect” on us or “adversely affect” us, we mean that the risk, uncertainty or problem could have an adverse effect on our business, financial condition, results of operations, cash flow, prospects and/or the trading price of the ADSs, except as otherwise indicated. The risks described below are those that we currently believe may materially and adversely affect us.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy and such involvement, along with general political and economic conditions, could adversely affect us.

The Brazilian government has frequently intervened in the Brazilian economy and occasionally made changes in policy and regulations. The Brazilian government’s actions to control inflation and affect policies and regulations have often involved, among other measures, increases in interest rates, changes in tax and social security policies, price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports. We may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting the following factors, among others:

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

After two years of economic contraction, Brazil’s gross domestic product, or GDP, grew by 1.1% in 2018, 1.0% in 2017 and contracted (3.5)% in 2016.

We have been, and will continue to be, affected by the weakness of the Brazilian GDP. We cannot assure that the Brazilian GDP will increase or remain stable. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the demand for our products.

Political instability may adversely affect us.

The Brazilian economy has been affected by political events in Brazil, which have also affected the confidence of investors and the public in general.

Brazilian markets have been experiencing heightened volatility due to uncertainties derived from the ongoing Lava Jato investigation and other investigations, which are conducted by the Brazilian Federal Police and the Federal Prosecutor’s Office, and the impact of these investigations on the Brazilian economy and political environment. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies have been convicted of political corruption related to bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies, among others. Profits from these kickbacks allegedly financed the political campaigns of political parties that were unaccounted for or not publicly disclosed, and served to further the personal enrichment of the recipients of the bribery scheme. As a result, a number of senior politicians, including congressmen, former President Luiz Inácio Lula da Silva and officers of the major state-owned and private companies in Brazil, resigned or have been arrested.

The ultimate outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. The development of these unethical conduct cases has and may continue to adversely affect us. We cannot predict whether the investigations in course will result in heightened economic and political volatility in Brazil or whether new investigations against politicians or officers of private companies will occur in the future.

In addition, in October 2018, following a divisive presidential race, congressman Jair Bolsonaro became Brazil’s president on January 1, 2019. It is unclear if and for how long the political divisions in Brazil that arose prior to the elections will continue under Mr. Bolsonaro’s presidency and the effects that any such divisions will have on Mr. Bolsonaro’s ability to govern Brazil and implement reforms. Any continuation of such divisions could result in congressional deadlock, political unrest and massive demonstrations or strikes that could materially adversely affect our operations. Uncertainties in relation to the new government’s implementation of monetary, tax and pension fund policy changes may contribute to economic instability. These uncertainties and new measures may increase market volatility of securities issued by Brazilian companies.

The president of Brazil has the power to determine policies and issue governmental acts relating to the Brazilian economy that affect the operations and financial performance of companies in Brazil, including ours. We cannot predict which policies the newly elected president will adopt or if these policies or changes in current policies may have an adverse effect on the Brazilian economy or us.

Exchange rate instability may adversely affect us and the market price of our common shares and ADSs.

The Brazilian currency has, during the last decade, experienced frequent and substantial variations compared to the U.S. dollar and other foreign currencies. In 2017, the real appreciated against the U.S. dollar, reaching R$3.29 per US$1.00 as of December 31, 2017. In 2018, the real depreciated and was R$3.84 per US$1.00 as of December 31, 2018.

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

On the other hand, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially affect our growth and that of the Brazilian economy, as well as impact the U.S. dollar value of distributions and dividends on and the U.S. dollar equivalent of the market price of our common shares and ADSs.

In the event the real depreciates in relation to the U.S. dollar, the cost in reais of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke, will increase. On the other hand, if the real appreciates in relation to the U.S. dollar, it will cause real-denominated production costs to increase as a percentage of total production costs and cause our exports to be less competitive. We have a total U.S. dollar-denominated or -linked indebtedness of R$15,951 million, which represents 55% of our total indebtedness, as of December 31, 2018.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. Inflation as measured by the national broad consumer price index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, was 6.3%, 3.0% and 3.8% in 2016, 2017 and 2018, respectively, and 7.2%, (0.5)% and 7.8%, respectively, as measured by the general market price index (Índice Geral de Preços do Mercado), or IGP-M.

The base interest rate for the Brazilian banking system is the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia) rate, or SELIC rate. As of December 31, 2016, 2017 and 2018, the SELIC rate was 13.65%, 7.00% and 6.50%, respectively.

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

Our iron ore prices are based on a variety of pricing terms, which generally use market price indices as a basis for determining customer prices. Our prices for and revenues from iron ore are consequently volatile, which may adversely affect us. In 2018, average iron ore prices decreased 2.6% to US$69.5/dmt, from US$71.3/dmt in 2017. In 2017, average iron ore prices increased 22.0% to US$71.3/dmt, from US$58.4/dmt in 2016, according to the average Platts IODEX (62% Fe CFR China). On April 1, 2019, the index was US$89.65/dmt. A decrease in market prices for iron ore may require us to change the way we operate or, depending on the magnitude of price decreases, even to suspend certain of our projects and operations and impair certain assets, which could adversely affect us.

Adverse economic conditions in China and an increase in global iron ore production capacity could have a negative impact on us.

China has been the main driver of global demand for minerals and metals over the past years, effectively driving global prices for iron ore and steel. In 2018, China accounted for 71% of the global seaborne iron ore trade and 88% of our iron ore export sales were to the Asian market, mainly China. China is also the largest steel producer in the world, accounting for approximately 52% of the global steel production in 2018.

A contraction of China’s economic growth could result in lower global demand for iron ore and steel and increase the global steel industry’s over-capacity, which would materially and adversely affect companies in the industry, including us. Poor performance in the Chinese real estate sector and low investments in infrastructure, two of the largest markets for carbon steel in China, could also negatively affect us. China’s GDP increased 6.6% in 2018, as compared to 6.8% in 2017 and 6.7% in 2016.

In addition, the ramp-up of projects started in past years by major iron ore suppliers could affect seaborne iron ore prices and adversely affect us. In addition, the recent upsurge in iron ore prices could also stimulate high cost producers to resume operations, expanding our supply base, which may adversely affect us.

We may not be able to adjust our mining production volume in a timely or cost-efficient manner in response to changes in demand.

Revenues from our mining business represented 27%, 23% and 25% of our total net revenues in 2016, 2017 and 2018, respectively. Operating at significant idle capacity during periods of weak demand may expose us to higher unit production costs since a significant portion of our cost structure is fixed in the short-term due to the high capital intensity of mining operations. In addition, efforts to reduce costs during periods of weak demand could be limited by labor regulations or labor or government agreements.

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

In 2018, raw material costs accounted for 61% of our total steel production costs. Our main raw materials include iron ore, coal, coke, limestone, dolomite, manganese, zinc, tin and aluminum. We depend on third parties for some of our raw material requirements, including importing all of the coal required to produce coke. In addition, we require significant amounts of energy, in the form of natural gas and electricity, to power our plants and equipment.

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

This scenario returned in 2015, when U.S. authorities initiated anti-dumping and countervailing duty investigations on hot-rolled and cold-rolled steel sheets and coils imported from Brazil and other countries. In 2016, the European Commission initiated an anti-dumping investigation of hot-rolled sheets and coils imported from Brazil and other countries.

In April 2017, the President of the United States, Donald Trump, requested an investigation under Section 232 of the Trade Expansion Act to determine if steel imports are harming national security. As a result of this investigation, in March 2018, U.S. government established the entry in force of Section 232, which imposes an ad valorem tariff of 25% on imported steel. In the same month, prompted by the United States’ adoption of Section 232 measures, the European Union initiated a safeguard investigation into imports of 26 categories of steel products. In February 2019, a definitive E.U. regulation imposed safeguard measures on imports of certain steel products and imposed quotas for the next three years. In the United States, Section 232 subjects us to a quota for exports of slabs, hot and cold-rolled steel sheets, pre-painted and tin foil. In Europe, we are subject to a quota for exports of hot and cold-rolled steel sheets and tin foil. Because we were already subject to an anti-dumping duty of $53.4 EUR/ton of hot-rolled sheets in Europe, these developments did not affect our hot-rolled sheets exports to Europe.

The imposition of these and other protectionist measures by foreign countries may materially and adversely affect our export sales.

Our activities depend on authorizations, concessions, licenses and permits and changes in applicable laws, regulations or government measures could adversely affect us.

Our activities and the activities of our subsidiaries and joint ventures are subject to governmental authorizations, concessions, licenses and permits, which include environmental licenses, as well as water grants, for our infrastructure projects and concessions, including for the port terminals we operate and the railways in which we have an equity interest. Although we believe that such authorizations, concessions, licenses and permits will be granted and/or renewed as and when requested, we cannot guarantee that we will be able to maintain, renew or obtain any required authorization, concession, license or permit, or that no additional requirement will be imposed on us in connection with our requests.

Authorizations, concessions, licenses or permits required for the development of our activities may require that we meet certain performance thresholds or completion milestones. In case we are unable to meet these thresholds or milestones, we may lose or not be able to obtain or renew such authorizations, concessions, licenses or permits, or we may not be able to do so under the terms of new concession laws, claims for amicable contractual termination and subsequent re-bidding for concessions. We also cannot guarantee that we, our controlled entities and our joint ventures that hold concessions will timely comply with our or their obligations under any relevant concession agreement or in conduct adjustment agreement (Termos de Ajustamento de Conduta), or TACs, entered into with governmental agencies. In addition, we are exposed to supervision, penalties and fiscalization from governmental entities, including the Brazilian court of audit (Tribunal de Contas da União), or TCU, and regulatory agencies. A material breach of those obligations may result in the loss or early termination of concessions, authorizations, permits and/or licenses, the restriction of access to public financing for the concession or the amortization of the public financing before a project begins to operate, the acceleration or an event of default under our indebtedness. Additionally, we would be subject to penalties, including fines or the closure of facilities. In case of a takeover or concession agreement termination due to government default, if we are entitled to any indemnification from granting authorities for our investments, this indemnification may be insufficient to cover our costs, expenses or losses and may be paid long after the events affecting our concessions, permits or licenses occur, if at all.

In addition, changes in applicable laws or regulations could require modifications to our technologies and operations and unexpected capital expenditures. Capital expenditures that we have already made may not generate the returns we expected, if any.

Given recent accidents of other mining companies in the cities of Mariana and Brumadinho, in the state of Minas Gerais, involving the breaking of upstream mining dams, which we also operate (but all of which are inactive), the Federal government, the state government of Minas Gerais and other authorities have imposed and may impose more stringent licensing requirements, environmental, health and safety standards, the relocation of persons living close to our dams, as well as other measures, which could adversely affect us.. The National Mining Agency (Agência Nacional de Mineração), or ANM, has determined that all upstream dams in Brazil must be decommissioned or adapted to other methods by 2021 for inactive dams and by 2023 for active dams, and similar regulation has been passed by the state of Minas Gerais and its environmental bodies, requiring decommissioning by 2022. Further new or more stringent environmental licensing requirements for our project operations, specifically for our dams, could be imposed on us. In addition, environmental agencies have intensified the frequency of inspections of tailings dams, including ours.

In addition, in July 2018, the Federal Prosecutor’s Office and the State Public Prosecutor of Rio de Janeiro filed a public civil action (ação civil pública) against us, HARSCO and the state environmental agency (Instituto Estadual do Ambiente), or INEA, for immediate removal of slag piles in the city of Volta Redonda, in the state of Rio de Janeiro, that adjoin the Paraíba do Sul River.

The amount and timing of these and other environmental and related expenditures may vary substantially from those currently anticipated and we may encounter delays in obtaining environmental or other operating licenses, or not be able to obtain and/or renew them, which could subject us to civil, administrative or criminal liability and closure orders. Any of the above events, among others, may adversely affect us and our ability to obtain expected returns from our projects, and may render certain projects economically or otherwise unfeasible.

Our activities are also subject to governmental regulation in the form of taxes, charges and royalties, which can have an important financial impact on our operations. In the countries where we operate, governments may impose new taxes, raise existing taxes and royalty rates, reduce tax exemptions and benefits or change the basis on which taxes are calculated in a manner that is unfavorable to us. For example, the Brazilian government charges us a royalty known as the Financial Compensation for Exploiting Mineral Resources (Compensação Financeira pela Exploração de Recursos Minerais), or CFEM. On December 19, 2017, Law No. 13,540/2017, originated from Executive Order No. 789/2017, was enacted, increasing the CFEM rate for our mining activities and altering its calculation basis. Further changes to the CFEM regime or increase in applicable rates could adversely affect us.

We have a high level of indebtedness that could make it more difficult or expensive to refinance our maturing debt and /or incur new debt.

As of December 31, 2018, our total debt outstanding was R$28,827 million, comprising R$5,653 million of short-term debt and R$23,174 million of long-term debt. We had R$2,248 million in cash and cash equivalents as of December 31, 2018. Our planned investments across our business segments will require a significant amount of cash over the course of 2019 and following years. See “Item 4D. Property, Plant and Equipment—Acquisitions and Dispositions.”

Our level of indebtedness could affect our credit rating and our ability to obtain any necessary financing in the future and may increase our cost of borrowing. In addition, our level of indebtedness could make it more difficult to refinance our existing indebtedness and could make us more vulnerable in the event of a downturn in our business. In these and other circumstances, servicing our indebtedness may use a substantial portion of our cash flow from operations, which could adversely affect us and make it more difficult for us to make payments of dividends and other distributions to our shareholders, including the holders of ADSs, as well as to fund our operations, working capital and capital expenditures necessary for the maintenance and expansion of our business activities.

Our ability to refinance our indebtedness maturing in 2019 and 2020 is subject to market conditions and creditor approvals. In the event conditions are not favorable or approvals are not obtained, we will be required to make significant payments in the next 16 months under our financings, which would adversely affect our financial and cash position and may result in downgrades in our credit ratings.

We cannot assure you that our credit ratings will not be lowered, suspended or withdrawn by the rating agencies.

Our credit ratings are limited in scope, and do not address all material risks relating to an investment in our common shares or ADSs, but rather reflect only the views of the rating agencies at the time the ratings are issued. These ratings may affect the cost and other terms upon which we are able to obtain funding and are subject to change due to factors specific to us, trends in the industries we operate or in the credit and capital markets generally. On December 31, 2018, our Fitch, Moody’s and S&P credit ratings were B-, B3 and CCC+, respectively. Credit rating agencies regularly evaluate us and their ratings are based on a number of factors, including our financial strength. We cannot assure that credit rating agencies will not downgrade our credit ratings or that credit ratings will remain in effect for any given period of time or not be withdrawn entirely by the rating agencies, if in their judgment circumstances so warrant.

Any lowering, suspension or withdrawal of our credit ratings may have an adverse effect on us and our ability to refinance our existing indebtedness.

Accidents or malfunctioning equipment on our premises, railways or ports may decrease or interrupt production, internal logistics or distribution of our products and adversely affect us.

The steel and iron ore production processes depend on certain critical equipment, such as blast furnaces, steel converters, continuous casting machines, rolling mills, drillers, reclaimers, conveyor belts, crushing and screening equipment and ship loaders, as well as on internal logistics and distribution channels, such as railways and seaports. This equipment and infrastructure may be affected in the case of malfunction or damage. Any significant interruptions in our production process, internal logistics or distribution channels (including our ports and railways) could materially and adversely affect us.

In addition, our operations involve the use, handling, storage, discharge and disposal of hazardous substances into the environment. Our mining, steel and cement businesses are generally subject to significant risks and hazards, including fire, explosions, toxic gas leaks, spilling of polluting substances or other hazardous materials, rockfall incidents in mining operations and incidents involving mobile equipment or machinery and accidents involving our tailings dams. Such events could occur by accident or by breach of operating and maintenance standards, and could result in a significant environmental impact, damage to or destruction of our mineral properties and/or production facilities, personal injury or death, delays or suspensions in production, monetary losses and exposure to civil responsibilities, administrative penalties, criminal sanctions and closure orders for non-compliance with these regulations. Our health, safety and environmental standards and risk management programs and procedures may prove insufficient in preventing incidents or accidents that could adversely affect us.

Failures in or interruptions to our telecommunications, information technology systems or automated machinery could adversely affect us.

Our operations are heavily reliant on telecommunications, information technology systems and automated machinery. Disruptions to these systems, caused by obsolescence, technical failures or intentional acts, may adversely affect us. In addition, any failure in our systems related to confidential information, caused by external cyber‑attacks or internal actions, including negligence or misconduct of our employees, could have a negative impact on our reputation and our interactions with competitors and other third parties, including governmental and regulatory bodies, suppliers and others.

Our information technology systems may be vulnerable to external factors such as natural disasters, viruses, cyber‑attacks and other security breaches. Any damage or interruption to our information technology systems may adversely affect our results of our business and expose us to fines and litigation.

Our insurance policies may not be sufficient to cover all our losses.

We maintain several types of insurance policies as part of our risk management for each of our businesses and seek to follow industry practice regarding best coverage, which encompasses domestic and international (import and export) cargo transportation (road, rail, sea or air), life insurance, personal accidents, health, automobile, directors and officers, general liability, CAR (construction and erection risks), trade credit insurance, surety, named perils, ports and terminal liabilities.

We also have an insurance policy covering the operational risks, material damages and loss of profits of the following operations and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and the container terminal Sepetiba Tecon S.A., or TECON. This policy was renewed with domestic and foreign insurers and reinsurers and is valid until March 31, 2020, with a limited indemnity of US$600 million (for an insured value of US$9.1 billion) and a deductible of US$385 million for material damages and 45 days to loss of profits.

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

•         environmental remediation costs;

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

Brazilian pollution standards are subject to change, including new effluent and air emission standards, water management and solid waste-handling regulations, wildlife maintenance regulations, restrictions on business expansions, native forest preservation requirements and the obligation to support the creation of an integral protection conservation unit, as privately owned conservation areas (Reserva Particular do Patrimônio Natural), or national parks, or areas of relevant ecological interest (ARIE), including the Cicuta Forest, as environmental compensation for industrial and mining expansion projects. The Brazilian government has adopted a decree under the national policy for climate change (Política Nacional de Mudanças Climáticas) that contemplates a reduction in carbon emissions for the industry (including steel making and cement sectors) and an action plan is being developed by a technical committee composed of representatives from the government, industry associations and academia. The target reduction for the mining sector is yet to be established.

In addition, the state of Rio de Janeiro, through INEA, issued a law that requires steel making and cement facilities to present action plans to reduce greenhouse gas emissions when renewing or applying for operational licenses. At the federal level, the environmental national council, (Conselho Nacional do Meio Ambiente), or CONAMA, issued Resolution No. 436/2011 to address air emissions that obliged steel companies to comply with certain emission standards as of December 2018, including adjustments in the filters of plant chimneys. In September 2018, we entered into a TAC with the state of Rio de Janeiro relating to this resolution. Any failure to comply with these or other laws, resolutions and standards may expose us to civil, criminal and administrative liability. The Brazilian government has also established a national policy for solid waste (Política Nacional de Resíduos Sólidos), which provides for strict guidelines for solid waste management and industry targets for reverse logistics as part of the environmental licensing process. Finally, a new regulatory framework for mining operations was issued in June 2018, which may impose stricter regulations on our mining operations, including requests for environmental recovery of areas and investments for the granting of mining concessions.

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

New or more stringent environmental, safety and health standards imposed on us could require increased capital expenditures, additional legal preservation areas within our properties or modifications to our operating practices or projects. With regard to our mining activities, as a result of recent accidents of other mining companies in the cities of Mariana and Brumadinho, in the state of Minas Gerais, involving the breaking of upstream mining dams, which we also operate, but all of which are inactive, further new or more stringent environmental licensing requirements for our project operations, specifically for our dams, could be imposed. ANM has determined that all upstream dams in Brazil must be decommissioned or adapted to other methods by 2021 for inactive dams and by 2023 for active dams, and similar regulation has been passed by the state of Minas Gerais and its environmental bodies, requiring decommissioning by 2022.

In addition, in July 2018, the Federal Prosecutor’s Office and the State Public Prosecutor of Rio de Janeiro filed a public civil action against us, HARSCO and INEA, for immediate removal of slag piles in the city of Volta Redonda, in the state of Rio de Janeiro, that adjoin the Paraíba do Sul River. The amount and timing of these and other environmental and related expenditures may vary substantially from those currently anticipated. These additional costs may also have a negative impact on the profitability of the projects we intend to implement or may make such projects economically unfeasible. We could also be exposed to civil, administrative or criminal liability and closure orders for non-compliance with these regulations, as well as encounter delays in obtaining environmental or other operating licenses. Waste disposal, including our slag piles, and emission practices may result in the need for us to clean up or retrofit our facilities or our disposal locations at substantial costs and/or could result in substantial civil, criminal and administrative liability, including, among others, pursuant to public civil actions. Environmental legislation in foreign markets to which we export our products may also materially and adversely affect our export sales and us.

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

We operate in a global environment and our activities straddle multiple jurisdictions and complex regulatory frameworks subject to enforcement worldwide. Our governance and compliance procedures may not prevent breaches of law, accounting and/or governance standards applicable to us, and we may be unable to identify wrongdoing or improper activities by members of our management, employees or third parties. We may be subject to breaches of our Code of Ethics, business conduct protocols and to instances of fraudulent behavior, dishonesty and unlawful conduct by our employees, contractors or other agents, which could subject us to fines, loss of our operating licenses and reputational harm, as well as other penalties, which may materially and adversely affect us.

We may fail to maintain an effective system of internal controls, which could prevent us from timely and accurately reporting our financial results.

Our internal controls over financial reporting may not prevent or detect misstatements in a timely manner due to inherent limitations, including human error, circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including implementing new or improved required controls, we could fail to meet our financial reporting obligations, which could trigger a default under some of our agreements. In this regard, and in connection with management’s evaluation of the effectiveness of our internal control over financial reporting, we concluded that, as of December 31, 2018, CSN’s internal control over financial reporting is effective.

Some of our operations depend on joint ventures, jointly controlled entities, consortia and other forms of cooperation, and our business could be adversely affected if our partners fail to observe their commitments.

We currently operate parts of our business through joint ventures, strategic alliances and consortia with other companies. We have, among others: (i) established a strategic alliance with an Asian consortium at our controlled investee CSN Mineração to mine iron ore; (ii) a joint venture with other Brazilian steel and mining companies at MRS Logística S.A., or MRS, to explore railway transportation in the Southeastern region of Brazil; (iii) a joint venture with certain Brazilian governmental entities at Transnordestina Logística S.A., or TLSA, to explore railway transportation in the Northeastern region of Brazil; (iv) a joint venture with Engie Brasil Energia S.A. and Companhia de Cimento Itambé, or Itambé, at Itá Energética S.A., or ITASA, to produce electricity; and (v) a consortium with Votorantim Metais Zinco S.A., Aliança Geração de Energia S.A. (union of Vale S.A., or Vale, and CEMIG Geração e Transmissão S.A.), or Aliança, and AngloGold Ashanti Córrego do Sítio Mineração S.A., or AngloGold, at Igarapava hydroelectric facility to produce electricity.

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

In addition, reserves are gradually depleted in the ordinary course of our exploration activities. As mining progresses, distances to the primary crusher and to waste deposits becomes longer and pits become steeper. Also, for some types of reserves, mineralization grade decreases and hardness increases at increased depths. As a result, over time we may experience rising unit extraction costs with respect to each mine, or we may need to make additional investments, including adaptation or construction of processing plants and expansion or construction of tailings dams. Our exploration programs may also fail to result in the expansion or replacement of reserves depleted by current production. If we do not enhance existing reserves or develop new operations, we may not be able to sustain our current level of production beyond the remaining lives of our existing mines. See “Item 4B—Business Overview—Our Mining Segment—Mineral Reserves.”

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

Certain judicial or administrative proceedings may adversely affect our shareholders and holders of the ADSs, specifically their receipt of dividends. In August 2018, a federal court of tax enforcement blocked our distribution of an extraordinary dividend in the amount of R$890.0 million due to ongoing tax proceedings we are party to, which ruling was reversed in December 2018.

Risks Relating to our Common Shares and ADSs

Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours.

Our controlling shareholder has the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations, acquisitions, dispositions, the destination and diversification of our investments and the timing and payment of any future dividends, subject to minimum dividend payment requirements imposed by Brazilian Corporate Law. Our controlling shareholder may have an interest in pursuing acquisitions, dispositions, financings or other transactions that could conflict with your interests as a holder of our common shares and ADSs. In addition, the interests of the members of our controlling family have not always been aligned and any conflicts that may arise may adversely affect us.

If you surrender ADSs and withdraw common shares, you risk forfeiting Brazilian tax advantages and losing the ability to timely remit foreign currency abroad.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our common shares underlying the ADSs in Brazil, which allows the custodian to convert dividends and other distributions with respect to the common shares into non-Brazilian currency and remit the proceeds abroad. Pursuant to CMN Resolution No. 4,373, in order for an investor to surrender ADSs for the purpose of withdrawing the shares represented thereby and be entitled to trade the underlying shares directly on the B3, the investor is required to appoint a Brazilian financial institution duly authorized by the Central Bank and the CVM to act as its legal representative, who shall be responsible, among other things, for keeping and updating the investors’ certificates of registrations with the Central Bank.If you surrender ADSs and withdraw common shares you may be subject to a less favorable tax treatment on gains with respect to these investments.  Moreover, if such representatives fail to obtain or update the relevant certificates of registration, investors may incur in additional expenses or be subject to operational delays which could affect their ability to receive dividends or distributions relating to the common shares or the return of their capital in a timely manner. The custodian’s certificate of registration or any foreign capital registration directly obtained by such holders may be affected by future legislative or regulatory changes, and we cannot assure such holders that additional restrictions applicable to them, the disposition of the underlying common shares, or the repatriation of the proceeds from the process will not be imposed in the future. For a more complete description of Brazilian restrictions on foreign investments and Brazilian foreign investment regulations, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Restrictions on Foreign Investment” and “—A. Selected Financial Data—Exchange Rate Information—Exchange Controls.”  For a more complete description of Brazilian tax regulations, including any potential risks regarding the possibility that the sale or disposition of ADSs by a Non-Brazilian Holder may be subject to capital gains tax in Brazil, see “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented 60.6% of the aggregate market capitalization of the B3 S.A. – Brasil, Bolsa, Balcão, or the B3, as of December 31, 2018.

Although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at the price and time you wish may be substantially limited.

Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares.

We may not be able to offer our common shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our common shares in connection with any future issuance of our common shares unless a registration statement under the Securities Act is effective with respect to such common shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our common shares or to undertake steps that may be needed to find available exemptions from registration, and we cannot assure you that we will file any such registration statement or take any such steps. If such a registration statement is not filed and an exemption from registration is not available, JP Morgan Chase Bank, N.A., as depositary, may attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights. For a more complete description of preemptive rights with respect to the underlying shares, see “Item 10B. Memorandum and Articles of Association—Description of Capital Stock––Preemptive Rights.”

A decrease in our market capitalization may increase volatility.

In recent years, our market capitalization has been volatile, resulting in increased volatility in the trading price of our common shares and ADSs. Any decreases in our market capitalization may further increase volatility. The trading price of the ADSs decreased throughout 2018 and, as of December 31, 2018, presented a variation of (11)% as compared to their 2017 year-end trading price. If the trading price of the ADSs drops below the levels required by the listing standards of the New York Stock Exchange, or NYSE, we may be required to do a reverse stock split or a ratio change of the number of common shares per ADS in order to regain compliance with NYSE’s listing standards.

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

In June 2018, we sold Heartland Steel Processing, LLC (formerly Companhia Siderúrgica Nacional, LLC) to Steel Dynamics, Inc. for US$400.0 million. We continue our commercial import and distribution activities in the North American market through our U.S. subsidiary Companhia Siderúrgica Nacional, LLC.

General

We are one of the largest fully integrated steel producers in Brazil and Latin America in terms of crude steel production. We operate throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products. We divide our business into five segments: steel, mining, cement, logistics and energy.

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

We currently obtain all of our iron ore (except for pellets), limestone and dolomite requirements and a portion of our tin requirements, from our own mines. Using imported coal, we produce approximately 55% of our coke requirements at current production levels in our own coke batteries at Volta Redonda. Imported coal is also pulverized and used directly in the pig iron production process. Zinc, manganese ore, aluminum and a portion of our tin requirements are purchased in local markets. Our steel production and distribution processes also require water, industrial gases, electricity, rail and road transportation and port facilities.

In addition to the production of flat steel, we entered into the long steel segment, with the acquisition of SWT in 2012 for €482.5 million. SWT is a long steel producer in Germany with annual production capacity of approximately 1.1 million tons of steel sections.

We also completed a new plant for production of long steel products in Volta Redonda, in December 2013. The plant consists of an electric arc steelmaking furnace, continuous casting for billets and a hot rolling mill for round section long products – wire rod and rebar.

Mining Activities

We own a number of high quality iron ore mines, strategically located within Brazil’s “Iron Ore Quadrangle” (Quadrilátero Ferrífero) in the state of Minas Gerais, including the Casa de Pedra and Engenho mines, located in the city of Congonhas, pertaining to our controlled investee CSN Mineração, and the Fernandinho mines, located in the city of Itabirito and the Cayman and Pedras Pretas mining rights, located in the city of Rio Acima and Congonhas, respectively, pertaining to our wholly owned subsidiary Minérios Nacional S.A. (formerly Mineração Nacional S.A.), or Minérios Nacional.

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

We sold 32.9 million tons, 27.4 million tons and 29.6 million tons of iron ore to third parties in 2016, 2017 and 2018, respectively.

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

We also have the following participation in three railways: (i) we share control in MRS, which operates in the Southeast region of the federal railway system, along the Rio de Janeiro - São Paulo - Belo Horizonte axis; (ii) we have an interest in joint venture TLSA, which has a concession to construct and operate the Northeastern Railway System II; and (iii) we control Ferrovia Transnordestina Logística S.A., or FTL, which operates the Northeastern Railway System I.

Cement

We entered the cement market in May 2009 in order to take advantage of the synergy potential with our steelmaking business. Our cement operations use as inputs slag generated by our blast furnaces at Volta Redonda and limestone from our limestone reserves in our Bocaina mines, which is used to produce clinker. Slag and clinker are the main inputs in cement production.

In 2015, we inaugurated two grinding mills, and in 2016, we concluded a new kiln line with a capacity of 6,500 tons per day, reaching an aggregate capacity of 4.7 million tons per year of cement production considering our Volta Redonda and Arcos plants. We plan to increase our market share in the cement segment in Brazil in order to diversify our product mix and markets, which will allow us to reduce our risk exposure.

Energy

We are self-sufficient in our energy needs. Steelmaking requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units.

The main source of the electricity we use is our thermoelectric cogeneration power plant located at Presidente Vargas Steelworks, which is fueled by gases from the steel production process, and has an installed capacity of 235.2 MW. In addition, we hold a 29.5% interest in the Itá hydroelectric facility in the state of Santa Catarina, through a 48.75% equity interest in ITASA, and a 17.9% interest in the Igarapava hydroelectric facility in the state of Minas Gerais, from which we have assured 136 MW from each. In 2014, we installed a new turbine generator at Presidente Vargas Steelworks, which added 21 MW to our installed capacity. This turbine uses gases from the iron-making process to generate energy.

Other Information

CSN’s legal and commercial name is Companhia Siderúrgica Nacional. CSN is organized for an unlimited period of time under the laws of the Federative Republic of Brazil. Our head offices are located at Av. Brigadeiro Faria Lima, 3400, 19th and 20th floors, Itaim Bibi, São Paulo, Brazil, CEP 04538-132, and our telephone number is +55 (11) 3049-7100. CSN’s agent for service of process in the United States is Cogency Global Inc., located at 10 E. 40th Street, 10th Floor, New York, New York 10016.

Our website is www.csn.com.br. The U.S. Securities and Exchange Commission, or the SEC, maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including our filings, at http://www.sec.gov.

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

We have high-quality iron ore reserves in Casa de Pedra, Engenho, Fernandinho and other mines, all located in the state of Minas Gerais. Our mining activities are an important contributor to our EBITDA. We sold 32.9 million tons in 2016 (including 100% of Namisa due to its full consolidation of CSN Mineração), 32.6 million tons in 2017 and 34.8 million tons in 2018. Our mining business also includes TECAR, a solid bulks terminal at Itaguaí Port in the state of Rio de Janeiro, with a capacity to handle 45 million tons per year, and the Bocaina mine, located in the city of Arcos in the state of Minas Gerais, which produces dolomite and limestone, as well as our subsidiary ERSA, which mines and casts tin.

In 2015 and 2016, we implemented cost reduction measures, which, along with the depreciation of the real, reduced our production costs at the Casa de Pedra mine from US$24.66/ton in 2014 to US$15.56/ton in 2015, US$12.92/ton in 2016 and US$115.75/ton in 2017. In 2018, our production costs decreased 8% as compared to 2017, reaching US$14.58/ton.

Thoroughly developed transport infrastructure. We have a thoroughly developed transport infrastructure, connecting our iron ore mines to our steel mills and to the port terminals we operate. Our Presidente Vargas Steelworks facility is located next to railway and port systems, which facilitates its supply of raw materials, product shipments and access to our main clients. Our steelworks are close to the main steel consumer centers in Brazil, with easy access to port facilities and railways. The concession for the main railway we use and operate is owned by MRS, in which we hold a 34.94% (or 37.27% before non-controlling interest) direct and indirect ownership interest. The railway connects our Casa de Pedra mine to the Presidente Vargas Steelworks and to our terminals at Itaguaí Port, which handle our iron ore exports and most of our steel exports, as well as our imports of coal and metallurgical coke. Since the constitution of MRS’s railway in 1996, it has significantly improved its productivity and developed its business, with increased cash generation.

Self-sufficiency in energy generation. We are self-sufficient in our energy needs through our interests in the hydroelectric facilities of Itá and Igarapava, as well as our own thermoelectric plant located inside Presidente Vargas Steelworks. We sell excess energy we generate in the energy market on a spot basis. Our 256 MW thermoelectric cogeneration plant provides Presidente Vargas Steelworks with approximately 60% of its energy needs for its steel mills, and uses as its primary fuel the waste gases generated by our coke ovens, blast furnaces and steel processing facilities. We hold a 29.5% interest in the Itá hydroelectric facility in the state of Santa Catarina, through a 48.75% equity interest in ITASA. This ownership stake grants us assured energy of 167 MW, proportional to our ownership interest, pursuant to a 30-year power purchase agreement at a fixed price per megawatt hour, adjusted annually for inflation. In addition, we own 17.9% of the Igarapava hydroelectric facility, which has a fully installed capacity of 210 MW and a direct take of 136 MW of assured energy to us.

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

Strong presence in domestic market and strategic international exposure for steel products. We have a strong presence in the Brazilian market for steel products, with a market share of approximately 30% of the domestic flat steel market. In addition, through our international subsidiaries we sell our flat steel products in the United States and in Europe, which sales accounted for approximately 17% of our total flat steel sales in 2018. Direct exports accounted for 5% of our total sales in 2018. In 2012, we acquired SWT, a long steel producer in Germany with annual production capacity of approximately 1.1 million tons of steel profiles, strengthening our steel products mix and geographical diversification. In 2018, SWT accounted for 16% of our total sales, representing 806,000 tons.

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

For information on planned investments relating to our steel activities, see “Item 4D. Property, Plant and Equipment—Acquisitions and Dispositions.”

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

For information on planned investments relating to our mining activities, see “Item 4D. Property, Plant and Equipment—Acquisitions and Dispositions.”

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

Cement

Our cement business strategy involves the utilization of the limestone reserves in our Bocaina mines and the slag generated by our blast furnaces at Volta Redonda. Our first cement grinding mill was inaugurated in 2009, with a capacity to produce 2.4 million tons per year. In 2011, we began producing clinker in the Arcos plant, which provided lower production costs. In 2015, we inaugurated two grinding mills, and in 2016, we concluded a new kiln line with a capacity of 6,500 tons per day, reaching an aggregate capacity of 4.7 million tons per year. We intend to expand our cement production capacity to 5.7 million tons per year over the next years. For information on planned investments relating to our cement activities, see “Item 4D. Property, Plant and Equipment—Acquisitions and Dispositions.”

Investments and Divestitures

In addition to our planned investments and capital expenditures, we continue to evaluate acquisition opportunities, as well as joint ventures and brownfield or greenfield projects, to improve our steel, cement and mining cost competitiveness and production, along with our logistics capabilities, logistics infrastructure and energy generation.

We also have a significant portfolio of non-core assets in each of our operating segments that are available for sale, including assets outside Brazil, that we are looking to divest in order to improve our liquidity position in the short- to medium-term, including in the form of streaming transactions related to our iron ore business and the sale of European assets and a portion of our investment in Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas. These opportunities are in various stages, including, in some cases, exclusive negotiations.

Our Steel Segment

We produce carbon steel, which is the world’s most widely produced type of steel, representing the vast bulk of global consumption. From carbon steel, we sell a variety of products, both domestically and abroad, to manufacturers in several industries.

Flat Steel

Our Presidente Vargas Steelworks produces flat steel products, which comprise slabs, hot-rolled, cold-rolled, galvanized and tin mill products. For more information on our flat steel production process, see “—Production Output.”

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

Quality Management System

We maintain a Quality Management System that is certified to comply with the International Standardization Organization ISO 9001:2015 standard and the automotive industry’s Technical Specification IATF 16949:2016. ISO 9001:2015 is for the design and manufacture of slabs, blooms, billets, hot-rolled flat, pickled and oiled, cold-rolled and galvanized steel, tin mill products and long steel products and IATF 16949:2016, third edition, is for the manufacture of hot-rolled flat, pickled and oiled steel products, cold-rolled and galvanized steel products.

Production Output

The following table sets forth, for the periods indicated, the annual production of crude steel in Brazil and by us and the percentage of Brazilian production attributable to us:

Crude Steel Production	Brazil	CSN	CSN % of Brazil
	(in millions of tons)
2018	34.7	4.0	11.5%
2017	34.3	4.2	12.2%
2016	30.2	3.0	9.9%
_______________
Source: Brazilian Steel Institute (Instituto Aço Brasil), or IABr.

The following table presents selected operating statistics for the periods indicated:

Certain Operating Statistics
	2018(1)	2017	2016
	(in millions of tons)	(in millions of tons)	(in millions of tons)
Production of:
Molten Steel	4.1	4.3	3.1
Crude Steel	4.0	4.2	3.0
Hot-Rolled Coils and Sheets	4.0	3.9	3.3
Cold-Rolled Coils and Sheets	2.8	2.5	2.3
Galvanized Products	1.7	1.8	1.8
Tin Mill Products	0.5	0.5	0.5

(1)   Considering production output of Heartland Steel Processing, LLC, through May 2018. In June 2018, we sold our entire interest in Heartland Steel Processing, LLC.

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

Coal

In 2018, our metallurgical coal consumption totaled 2.11 million tons. Metallurgical coal includes coking coal and PCI coal, which is a lower grade coal injected into blast furnaces, in pulverized form, to reduce coke consumption. The PCI system reduces our need for imported coke, thereby reducing production costs. Our total PCI coal consumption in 2018 totaled 0.483 million tons, all of which was imported. The sources of the hard coking coal consumed in our plants in 2018 were: United States (48.0%), Australia (46.8%), Mozambique (3.2%) and Colombia (2.0%), and for PCI: Russia (84.6%) and Australia (15.4%).

Coke

In 2018, in addition to the approximately 1.167 million tons of coke we produced, we also consumed 0.946 million tons of coke bought from third parties in China and Colombia, which represented an increase of 6.58% as compared to our consumption in 2017.

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

Aluminum, Zinc and Tin

Aluminum is mostly used for steelmaking. Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate. We typically purchase aluminum and tin from third-party domestic suppliers and zinc from third-party domestic and international suppliers under one year contracts. We purchase part of our tin from our subsidiary ERSA. We maintain approximately 30, 18 and 22 days’ inventory of tin, aluminum and zinc, respectively, at the Presidente Vargas Steelworks.

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

In 2018, we used 638,894 tons of oxygen to produce 4.0 million tons of crude steel.

Water

We require large quantities of water in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool, carry waste, help produce and distribute heat and power and dilute liquids. Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda. Over 93.4% of the water used in the steelmaking process is recirculated and the balance, after careful processing, is returned to the Paraíba do Sul River. Since March 2003, the Brazilian government has imposed a monthly tax for our use of water from the Paraíba do Sul River, based on an annual fee of approximately R$1.576 million.

Electricity

Steelmaking requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units. In 2018, our Presidente Vargas Steelworks consumed approximately 2.88 million MWh of electric energy.

Our main source of electricity is our thermoelectric co-generation power plant at the Presidente Vargas Steelworks, which is fueled by gases from the steel production process, with 235.2 MW of installed capacity. In addition, we hold a 29.5% interest in the Itá hydroelectric facility in the state of Santa Catarina, through a 48.75% equity interest in ITASA, and a 17.9% interest in the Igarapava hydroelectric facility in Minas Gerais, from which we have an average of 167 MW and 23 MW of ensured energy, respectively. In 2014, we installed a new turbine generator at the Presidente Vargas Steelworks, which added 21 MW to our existing installed capacity. This turbine is located near our blast furnace and uses outlet gases from our iron production to generate energy.

Natural Gas

The market for natural gas is strongly correlated with the electricity market and we consume both natural gas and electricity, mainly in our hot strip mill. Companhia Estadual de Gás do Rio de Janeiro S.A., or CEG Rio, which was privatized in 1997, is currently our major source of natural gas. To secure natural gas supply, in 2007, we signed a five-year “take-or-pay” agreement with CEG Rio, pursuant to which we committed to acquire at least 70% of the gas volume it provides. If we do not acquire this minimum volume, we may compensate the difference in amount paid in future years up to one year after the contract’s termination. The agreement’s term is until June 30, 2019 and we are negotiating a new agreement. In 2018, the Presidente Vargas Steelworks consumed 390.3 million cubic meters of natural gas.

Diesel Oil

In January 2017, we entered into agreements with Companhia Brasileira de Petróleo Ipiranga, or Ipiranga, to receive diesel oil in order to supply our equipment in our mining plants in the state of Minas Gerais, which provide the iron ore, dolomite and limestone used in our steel plant in Volta Redonda.

In 2018, our diesel oil consumption totaled 56,528 kiloliters, used to produce 27,875 million tons of iron ore, for which we paid R$133.6 million.

Suppliers

We acquire our inputs in Brazil and abroad. Aluminum, zinc, tin, spare parts, refractory bricks, lubricants, oxygen, nitrogen, hydrogen and argon are the main inputs we acquire in Brazil. Coal and coke are the only inputs we acquire abroad.

In 2016, 2017 and 2018, we consumed 245,000 tons, 60,346 tons and 19,477 tons, respectively, of third party slabs.

Our main raw materials suppliers are set forth below:

Main Suppliers	Raw Material

Ternium	Slabs
BHP, Contura, Carbo One Limited, Vale, Warrior and Trafigura	Coal
CI Milpa, Sinochem, Noble and Trafigura	Coke
Ibrame, Latasa, and Nova Metais	Aluminum
Votorantim Metais, Reciclyn, Zinco Ligas, Latasa and Trafigura	Zinc
ERSA and Melt Metais	Tin
Sotreq, Komatsu, Mason, Minas Maquinas and CVB	Spare parts
RHI Magnesita, Vesuvius and Saint Gobain	Refractory bricks
Ipiranga and Cosan	Lubricants

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

Downstream Facilities

CSN Paraná

Our CSN Paraná branch produces and supplies plain regular galvanized products, Galvalume® products and pre-painted steel products for the automotive, construction and home appliance industries. The plant has an annual capacity of 330,000 tons of galvanized products and Galvalume® products, 130,000 tons of pre-painted products, which can use cold-rolled or galvanized steel as substrate, service capacity of 150,000 tons of sheets and narrow strips, and 120,000 tons of pickled hot-rolled coils in excess of the coils required for the coating process.

CSN Porto Real

Our CSN Porto Real branch produces and supplies plain regular galvanized, Galvanew® and tailored blanks mainly for the automotive industry. The plant has an annual capacity of 350,000 tons of galvanized products, including Galvanew® products, and 150,000 tons of tailored blanks, sheets and narrow strips, which can use cold-rolled or galvanized steel as a substrate.

Prada

We have a 99.99% ownership interest in Companhia Metalúrgica Prada. Established in 1936, Companhia Metalúrgica Prada is the largest Brazilian steel can manufacturer and has an annual production capacity of over one billion cans in its three industrial facilities: two located in the state of São Paulo and one in the state of Minas Gerais. Currently, we are the only Brazilian producer of tin plate, which is Companhia Metalúrgica Prada’s main raw material, making it one of our most important customers. Companhia Metalúrgica Prada has important clients in the food and chemical industries, including packages of vegetables, fish, dairy products, meat, aerosols, paints and varnishes and other business activities.

Prada Distribuição is one of the leaders in the Brazilian distribution market for steel products with 460,000 tons per year of installed processing capacity. Prada Distribuição has one steel service center and six distribution centers strategically located in the Southeast region of Brazil. The service center is located in the city of Mogi das Cruzes between the cities of São Paulo and Rio de Janeiro. Its product mix also includes sheets, slit coils, sections, tubes and roofing in standard or customized format, according to clients’ specifications. Prada Distribuição processes the entire range of products produced by us and services 4,000 customers annually from the civil construction, automotive and home appliances sectors, among others.Lusosider, Aços Planos, S.A.

We own indirectly 99.99% of Lusosider Aços Planos S.A., or Lusosider, a flat steel processing facility located in Seixal, near Lisbon, Portugal. Lusosider has the capacity to produce approximately 50,000 tons of hot-rolled pickled coils, 120,000 tons of cold-rolled steel products and 270,000 tons of galvanized steel products per year. Its main customers include service centers and tube making industries.

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

SWT’s Production Output

	2018	2017	2016

Production of:
Beam Blank (Crude Steel)	871	862	823
Long Steel (Finished Products)	818	801	782

Raw Materials and Suppliers

Raw Materials and Energy Requirements

The main raw material we use in our long steel production is scrap. In addition, we require electricity, natural and technical gases and ancillary materials like ferroalloys, lime, dolomite and foaming coal.

Scrap

Our scrap consumption in 2018 was just under 1.0 million tons, as compared to 0.97 million tons of scrap in 2017, and accounted for approximately 63% and 65% of our production costs in 2018 and 2017, respectively. We are able to obtain approximately 70% of our scrap needs from within a 250 km vicinity of our production facilities.

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

Steelmaking Shop

Designed for an output of 383,000 tons per year, this unit mainly consists of one 50 ton UHP, AC electric arc furnace, one 50 ton ladle furnace, one continuous casting machine for billets with three strands, mobile equipment and cranes, power supply, distribution facilities and auxiliary equipment.

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

Production Output

Certain Operating Statistics
(in thousands of tons)	2018	2017	2016
Production of:
Billets (Crude Steel)	203	211	197
Long Steel (Finished Products)	199	202	186

Raw Materials and Energy Suppliers

The main raw material we use in our long steel production in Volta Redonda is scrap, in addition to pig iron. We also use blooms, which we produce in our blast furnace. In addition, our production operations consume electricity, natural and technical gases and ancillary materials like ferroalloys, lime, dolomite and foaming coal. The supply sources for these materials are the same used for our flat steel operations. See “Item 4B. Business Overview—Raw Materials and Suppliers.”

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

Our iron ore at Casa de Pedra is currently excavated by a fleet of hydraulic shovels and wheel loaders and then hauled by a fleet of trucks with an installed annual run of mine capacity of approximately 103 million tons. The iron ore is then processed in our treatment facilities, which have an installed capacity of 33 million tons of products per year (a sum of the central plant, mobile plants and Pires treatment facilities). At Casa de Pedra mine and the Pires complex, we use electrical power provided by hydroelectric facilities.

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

Engenho mine began operations in 1950. We mine its iron ore using the same fleet used as Casa de Pedra mine and, when necessary, a support fleet. We also have equipment operating in the dam and yard.

The ROM from our Engenho Mine can be processed in the Central Plant, Mobile Plants or in the Pires treatment facilities. We use electrical power provided by hydroelectric facilities at our Engenho mine and from the Pires Complex.

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

Our extraction and preparation of limestone and dolomite takes place at our Bocaina mining facility located in the city of Arcos, in the state of Minas Gerais. Our Bocaina mining facility is an open pit mine and it can be accessed from the cities of Belo Horizonte, located approximately 230 km away, and Volta Redonda (where the Presidente Vargas Steelworks is situated), located approximately 462 km away, through paved roads.

The ore in this mine is excavated by a fleet of wheel loaders, excavators and tire tractor, and is transported by a fleet of trucks, in support we have a fuel truck, water truck, as well as additional heavy equipment.

This mining facility has an installed annual production capacity of approximately 12.0 million tons and has sufficient limestone and dolomite reserves to adequately supply our steel production, at current levels, for approximately 38 years.

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

Casa de Pedra

Our mining rights for Casa de Pedra include the mine, a beneficiation plant, roads, a loading yard and a railway branch and are duly registered with ANM. ANM has also granted us easements in 19 mine areas located in the surrounding region, which are not currently part of Casa de Pedra mine.

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

Mineral Reserves

The following table sets forth information on the type of mine, period of operation, projected exhaustion dates and percentage of our interest for each of our mines:

Mine	Type	Operating since	Projected exhaustion date	CSN % interest
Iron:
Casa de Pedra (Congonhas, Minas Gerais)	Open pit	1913	2040	87.52
Engenho (Congonhas, Minas Gerais)	Open pit	2007 (Start of operation by Namisa)	2040	87.52
Fernandinho (Itabirito, Minas Gerais)	Open pit	2007 (Start of operation by Namisa)	2039	100

Limestone and Dolomite:
Bocaina (Arcos, Minas Gerais)	Open pit	1946	2057	100
Tin:
Santa Barbara (Itapuã do Oeste, Rondônia)	Open pit	1950	2054	100

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

The following table sets forth our estimates of proven and probable reserves and other mineral deposits at our mines reflecting the results of reserve studies:

Proven and Probable Reserves(1)
Mine Name and Location	Audited Reserves		Ore Tonnage(2)		Grade(3)	Rock Type	Recoverable Product(4)
	(in millions of tons)		(in millions of tons)				(in millions of tons)
	Proven(5)	Probable(6)	Proven(5)	Probable(6)
Iron:
Casa de Pedra (Congonhas, Minas Gerais)	1,043	1,662	928	1,662	41.36%	Hematite (7%) Itabirite (93%)	1,429
Engenho (Congonhas, Minas Gerais)	108	209	103	209	39.48%	Hematite (3%) Itabirite (97%)	161
Fernandinho (Itabirito, Minas Gerais)					40.21%	Itabirite (100%)
Limestone and Dolomite:
Bocaina (Arcos, Minas Gerais)	275	0.2	275	0.2	50.25% CaO 16.0% MgO	Limestone (94.46%) Dolomite (5.54%)	280

(1)   Reserves means the part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. We do not have reserve audits for the Fernandinho mine. The reserves for the Casa de Pedra and Fernandinho mines were audited in December 2014 and we have reduced the amount of proven reserves by our annual production since then.

(2)   Represents run of mine material.

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

Fernandinho plant receives material from Fernandinho mine (located in the city of Itabirito), generates sinter feed and fines as final products. As of the date of this annual report, Fernandinho plant and Fernandinho mine are idle.

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

(1)   Consolidated sales consider 100% of Namisa’s Sales Volume until November 2015.

(2)   Since December 2015, we have been considering 100% stake of Congonhas Minérios.

Dams

The following table sets forth certain information on the dams we operate:

Name of the Dam/Dike	Company / Entrepreneur	Main Use	Substance	Height (m)	Capacity (m³)	Construction Method	Last Certification	Risk	Impact	Status
Casa de Pedra(1)	CSN Mineração	Containment of mining tailings	Iron ore	84.00	65,000,000	Downstream	Mar/19	Low	High	Active
B4	CSN Mineração	Containment of mining tailings	Iron ore	65.00	13,001,821	Upstream	Mar/19	Low	High	Inactive
B5	CSN Mineração	Containment of mining tailings	Iron ore	41.00	5,393,580	Single stage	Mar/19	Low	High	Inactive
Batateiro de Baixo dike	CSN Mineração	Containment of mining tailings	Gravel	16.00	18,300	Single stage	Mar/19	Low	Low	Active
Pilha da Vila II dike	CSN Mineração	Containment of mining tailings	Gravel	28.00	18,556	Single stage	Mar/19	Low	Low	Active
Bichento IIIA dike	CSN Mineração	Containment of mining tailings	Gravel	15.50	116,696	Single stage	Mar/19	Low	Low	Active
Esmeril IV dike	CSN Mineração	Containment of mining tailings	Gravel	38.00	282,079	Single stage	Mar/19	Low	High	Active
Lagarto dam	CSN Mineração	Containment of mining tailings	Gravel	8.00	210,000	Single stage	Sep/18	Low	Low	Active
Poço Fundo dam	CSN Mineração	Containment of mining tailings	Gravel	3.00	12,000	Single stage	Sep/18	Low	Low	Active
Vigia auxiliary dam	Minérios Nacional	Containment of mining tailings	Iron ore	35.00	3,140,693	Upstream	Mar/19	Low	High	Inactive
B2 dam	Minérios Nacional	Containment of mining tailings	Iron ore	40.00	2,616,466	Upstream	Mar/19	Low	High	Inactive
B2 auxiliary dam(2)	Minérios Nacional	Containment of mining tailings	Iron ore	33.00	6,439,465	Upstream	Mar/19	Low	High	Inactive
Engenho dike	Minérios Nacional	Containment of mining tailings	Gravel	10.00	8,821	Single stage	Mar/19	Low	Medium	Active
Vigia dam	Minérios Nacional	Containment of mining tailings	Iron ore	30.00	812,901	Upstream	Mar/19	Low	High	Inactive
Ecológica 1 dam	Minérios Nacional	Containment of mining tailings	Gravel	15.00	41,000	Single stage	Mar/19	Low	High	Active
Ecológica 2 dam	Minérios Nacional	Containment of mining tailings	Gravel	6.50	104,000	Single stage	Mar/19	Low	High	Active
B1 - Água Preta	Companhia Siderúrgica Nacional	Containment of mining tailings	Manganese ore	17.00	100,000	Single stage	Mar/19	Low	High	Inactive
B2 - Água Preta	Companhia Siderúrgica Nacional	Containment of mining tailings	Manganese ore	29.00	265,000	Upstream	Mar/19	Low	High	Inactive
B2 dam	Companhia Siderúrgica Nacional	Water storage and catchment	Dolomite	15.00	398,200	Center line	Sep/18	Low	Low	Inactive
B3 dam	Companhia Siderúrgica Nacional	Containment of limestone	Limestone	10.00	1,065,560	Single stage	Sep/18	Low	Alto	Inactive
PIT-01	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	14.30	4,100,000	Natural dam	Mar/19	Low	High	Active
Taboquinha 01 - Crente	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	18.00	2,941,251	Upstream	Mar/19	Low	Medium	Inactive
Taboquinha 02 - Serra Azul	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	19.00	1,983,201	Upstream	Mar/19	Low	Medium	Inactive
Taboquinha 03	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	16.00	1,708,100	Single stage	Mar/19	Medium	Medium	Inactive
Taboquinha 04	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	16.00	2,253,100	Single stage	Mar/19	Medium	Medium	Inactive
Igarapava	Aliança Geração de Energia S.A.	Hydroelectric	Water	42.10	241,840,000	Soil – concrete face rockfill	Jan/19	Low	High	Active
Itá (dam)	Engie Brasil	Hydroelectric	Water	125.00	5,100,000,000	Concrete face rockfill	Mar/18	Low	High	Active
Itá (dike 1)	Engie Brasil	Hydroelectric	Water	22.00		Compressed soil, upstream protection with riprap rock and downstream protection with grass	Mar/18
Itá (dike 2)	Engie Brasil	Hydroelectric	Water	22.00		Compressed soil, upstream protection with riprap rock and downstream protection with grass	Mar/18
Itá (dike 3)(3)	Engie Brasil	Hydroelectric	Water	29.00		Compressed soil, upstream protection with riprap rock and downstream protection with grass	Mar/18

*      All tailings dams were last certificated in March 2019.

(1)   The Casa de Pedra dam comprises B2, B3 and B6 underwater dams, flooded by its reservoir.

(2)   In regard to B2 auxiliary dam, which stability was not assured and declared in the last report, dated September 2018, Minérios Nacional clarifies that it has been meeting the works schedule regarding the structure’s stabilization, as determined by the designer and independent external audits, and has been carrying out the measures issued by the Prosecutor’s Office of the state of Minas Gerais, as confirmed by an expert report issued by the analyst of the Prosecutor’s Office.

(3)   The dam and dikes (1, 2 and 3) comprise the reservoir of Itá hydroelectric.

Since the accident of another mining company in 2015 in the city of Mariana, in the state of Minas Gerais, involving the breaking of an upstream mining dam, we implemented a change in our processes to reduce tailings deposits. We invested R$400 million in our dams, and our operations, which we have shifted from wet stacking to dry stacking, will be independent of tailings dam use by the end of 2019. After the accident of another mining company in January 2019 in the city of Brumadinho, in the state of Minas Gerais, also involving the breaking of an upstream mining dam, we have continued to execute our plan for the decommissioning or decharacterization of our six inactive tailings dams. All of our upstream dams are inactive.

Our only active tailings dam, Casa de Pedra, was constructed in the downstream method, which provides for enhanced resilience and safety. We do not operate any active upstream tailings dams.

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

Until recently, Brazil’s railway system (including railcars and tracks) was principally government-owned and in need of repair, but it has now been largely privatized. In an attempt to increase the reliability of our rail transportation, we hold interests in companies that hold concessions for the main railway systems we use. For further information on our railway concessions, see “—Our Logistics Segment—Railways.”

We export iron ore and import coal and coke through the Itaguaí Port, in the state of Rio de Janeiro. We have operated the coal and container terminals since August 1997 and 1998, respectively.

Our Logistics Segment

Our logistics segment is comprises railway and port facilities.

Railways

Southeastern Railway System

MRS has a 30-year concession to operate, through the year 2026 and renewable for an equal period of 30 years, Brazil’s Southeastern railway system. As of December 31, 2018, we held 34.94% (or 37.27% before non-controlling interest) of MRS’s total capital. For more information, see “Item 5E. Off-Balance Sheet Arrangements.” The Brazilian Southeastern railway system, with 1,643 km of track, serves the São Paulo - Rio de Janeiro - Belo Horizonte industrial triangle in Southeast Brazil, and links our mines located in the state of Minas Gerais to the ports located in the states of São Paulo and Rio de Janeiro and to the steel mills of CSN, Companhia Siderúrgica Paulista or Cosipa, and Gerdau Açominas. In addition to serving other customers, the railway transports iron ore from our mines at Casa de Pedra in the state of Minas Gerais and coke and coal from Itaguaí Port in the state of Rio de Janeiro to the Presidente Vargas Steelworks and transports our exports to the ports of Itaguaí and Rio de Janeiro. The railway system connects the Presidente Vargas Steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports. Our transport volumes represent approximately 24% of the Brazilian Southeastern railway system’s total volume. We are jointly and severally liable, along with the other main MRS shareholders, for the full payment of the outstanding amount of its indebtedness (see “Item 5E. Off-Balance Sheet Arrangements”). However, we expect that MRS will make the lease payments through internally generated funds and proceeds from financing.

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

In 1997, we were awarded a concession granting the exclusive right to operate cargo railway transportation at the Rede Ferroviária Federal S.A., or RFFSA, which we currently call Northeastern Railway System I, effective January 1, 1998, and the preference to operate cargo railway transportation in any new tracks of the Northeastern Railway System that the Brazilian government elected to build.

In 2005, we executed a letter of intent with the Brazilian government (the grantor of this concession) to enable the development of new tracks and certain other improvements of the Northeastern Railway System, in a project called “Nova Transnordestina.” The Nova Transnordestina project discussions resulted in the execution, in 2013 and 2014, of a TAC, which settled all claims of non-compliance by us with the original concession agreement until 2012, and multiple agreements, including an investment agreement (discussed below) and a new concession, pursuant to which we were granted the right to develop and operate new tracks and the Northeastern Railway System management was divided in two sub-railway systems:

(i)       Northeastern Railway System I, which is in operation by our subsidiary FTL, encompasses the RFFSA network, covering the stretches between the cities of São Luís – Mucuripe, Arrojado – Recife, Itabaiana – Cabedelo, Paula Cavalcante – Macau and Propiá – Jorge Lins, with 4,238 km of railways, of which 1,191 km are operational and the rest are in negotiation process with the National Agency for Ground Transportation (Agência Nacional de Transportes Terrestres), or ANTT. As of December 31, 2017, we held 90.78% of the capital stock of FTL and its concession extends until 2027, renewable for an additional 30 years. As of December 31, 2018, R$79 million in concession payments were outstanding over the remaining nine years of the concession.

(ii)     Northeastern Railway System II, which is under construction by our jointly controlled investee TLSA, will encompass the new network, covering the stretches between the cities of Missão Velha – Salgueiro, Salgueiro – Trindade, Trindade – Eliseu Martins, Salgueiro – Porto de Suape and Missão Velha – Porto de Pecém, with an expected extension of 1,753 km that will connect the interior of Northeast Brazil to Pecém and Suape Ports. As of December 31, 2018, we held 46.30% of the capital stock of TLSA and its concession extends until the earlier of 2057 or the date when TLSA reaches a rate of annual return of 6.75% of its invested capital.

In September 2013, we entered into an investment agreement, or the TLSA Investment Agreement, with our partners in TLSA, Valec Engenharia, Construções e Ferrovias S.A., or Valec, and the Northeast National Development Fund (Fundo Nacional de Desenvolvimento do Nordeste), or FDNE, two Brazilian government entities focused on infrastructure and the development of the northeastern region. Under the TLSA Investment Agreement we and our partners agreed on a budget of R$7.5 billion to complete the construction of the Northeastern Railway System II. A revised budget of approximately R$11.2 billion has been already approved by shareholders. If the construction of Northeastern Railway System II requires funds in addition to the budget, they will be provided by us or third parties under trackage right agreements.

The TLSA Investment Agreement also provides for indicative terms and conditions, including amounts, under which Banco Nacional de Desenvolvimento Econômico e Social, or BNDES, agreed to provide long-term financing for the completion of Northeastern Railway System II. Although we have received indicative terms, the financing is subject to several conditions, including the satisfactory completion of internal and credit approval processes by lenders. If any of the conditions are not met, including final credit approval by the lenders in terms and costs reasonable to us, we may not be able to obtain the financing. The other long-term financing from FDNE and Fundo Constitucional de Financiamento do Nordeste, or FNE, has been already taken by TLSA.

The TCU has initiated a proceeding questioning the legality of certain aspects of the concession contract for the Northeastern Railway System II, which has contributed to a slow pace of construction of the new tracks, and the ANTT has initiated a proceeding claiming TLSA did not comply with the terms of the concession contract for the Northeastern Railway System I. In April 2017, the Brazilian government created an inter-ministerial working group comprised of various government representatives in order to identify and implement alternatives to continue the Northeastern Railway System projects, which will be relevant to, and may include, the settlement of the TCU and ANTT proceedings.

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

Container Terminal

We indirectly own 100% of TECON, which has a concession to operate the container terminal at Itaguaí Port for a 25-year term expiring in 2026, which is renewable for an additional 25 years. As of December 31, 2018, approximately R$281 million of the cost of the concession was outstanding and payable over the remaining eight years of the concession.

The Itaguaí Port is located in Brazil’s Southeast region, with all major exporting and importing areas in the states of São Paulo, Minas Gerais and Rio de Janeiro within 500 km. In 2016, this area represented more than 53% of the Brazilian GDP, according to the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística), or the IBGE.

Favorable natural conditions, like natural deep waters and a low urbanization rate around the Port of Itaguaí, allow large vessels to operate and also allow for highly competitive prices for services rendered. After TECON’s investments in infrastructure and equipment, which increased our capacity to 440,000 containers (660,000 TEUs) per year, new improvements were achieved in 2016 and 2017, which increased the terminal’s service level and productivity. These included dredging to improve maritime access and berths depth and achieving certification of the new draft for 15.4 meters in depth, including tides, which is the deepest in the East coast of South America. In 2018, we continued to invest in the modernization of our operating facilities with the installation of new equipment (balances, cameras and OCR) and safety improvements in the fire detection and protection system (SPCI) and protection against atmospheric discharges system (SPDA).

In 2019, TECON is bidding for acquisition of two new quay cranes, nine RTGs (Rubber Tyred Gantry Cranes), two high capacity fork-lifts and a new IT system. TECON will invest in its expansion in order to increase its capacity by approximately 40%, which would make it one of the largest port terminals in Brazil, with a nominal capacity of 1,000,000 TEUs. This expansion project, which is under discussion with regulatory agencies, includes a 273m quay extension, with a total resulting length of 1,083 meters, acquisition of two new gantry cranes (ship-to-shore) for ultra large container carriers, acquisition of 10 RTGs, dredging of an access channel, turning basin/berth and construction of an overpass connecting its two areas.

In 2018, TECON moved 247,000 containers, 778,000 tons of steel products and 15,000 tons of general cargo, as compared to 188,000 containers, 989,000 tons of steel products and 9,000 tons of general cargo in 2017 and 140,000 containers, 804,000 tons of steel products and 14,000 tons of general cargo in 2016. The increased volume of containers, mainly due to transshipment throughput, which had an increase of 89% in 2018 and is concentrated in TECON due to its deep-water characteristics, positively affected TECON’s results in 2018. Container exports from Brazil increased 32% in 2018, according to the Ministry of Development, Industry and Foreign Trade (Ministério da Indústria, Comércio Exterior e Serviços).

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

All transportation of raw materials within the plant is carried out by conveyor belts, placing inputs in scales according to a predefined formula and delivering them to the mills. There are two grinding lines in each of Volta Redonda and Arcos, resulting in an annual plant capacity of 2.4 million tons of cement in Volta Redonda and 2.3 million tons in Arcos. The mill has a hydraulic roller system, which uses pressure to grind the layer of material on the turntable. In Volta Redonda, a hot gas, derived from the combustion of natural gas or petroleum coke, is used in the mills to dry materials.

The types of cement we produce are: CP III-40 RS, CP II-E-32,CP II-E-40 and CP II-F 32 in bagged and bulk forms. Our Volta Redonda plant has four silos, two of them with 10,000 tons of capacity and two with 5,000 tons of capacity. Our Arcos plant has a silo with 7 chambers and 28,000 tons of total capacity. Cement can be shipped in bagged and bulk forms.

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

Itá Hydroelectric Facility

We and ENGIE each own 48.75% of ITASA, a special-purpose company formed to own and operate, under a 30-year concession granted in 2000, 60.5% of the Itá hydroelectric facility on the Uruguay river in Southern Brazil. Itambé owns the remaining 2.5% of ITASA. ENGIE directly owns the remaining 39.5% of the Itá hydroelectric facility.

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

Igarapava Hydroelectric Facility

We own 17.9% of a consortium that built and has the right to operate for 30 years the Igarapava hydroelectric facility. Other consortium members are Aliança, L.D.R.S.P.E. Geracão de Energia e Participações Ltda. and AngloGold. The facility has an installed capacity of 210 MW.

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

Sales by Geographic Region

In 2018, we sold steel products to customers in Brazil and in 30 other countries. The fluctuations in the portion of total sales assigned to domestic and international markets, which are presented in the table below, reflect our ability to adjust our sales in light of variations in the domestic and international markets, as well as domestic and international steel demand and prices.

The two main export markets for our products are Europe and North America, representing approximately 69% and 23%, respectively, of our export sales volume in 2018.

CSN – Sales of All Steel Products by Destination
(in thousands of tons and millions of R$)
	2018				2017				2016
	Tons	% of Total	Net Operating Revenues(2)	% of Total	Tons	% of Total	Net Operating Revenues(2)	% of Total	Tons	% of Total	Net Operating Revenues(2)	% of Total
Brazil	3,327	66%	10,143	66%	2,841	58%	7,819	60%	2,784	57.31%	6,815	60.82%
Export	1,742	34%	5,195	34%	2,081	42%	5,14	40%	2,073	42.69%	4,391	39.18%
Total	5,069	100%	15,338	100%	4,922	100%	12,959	100%	4,857	100%	11,205	100%
Exports by Region
Asia	13	1%	41	1%	13	1%	23	1%	18	1%	31	1%
North America(1)	393	23%	1472	28%	651	38%	1931	44%	759	36.62%	1802	41.05%
Latin America	113	6%	370	7%	180	19%	507	22%	95	4.58%	260	5.91%
Europe	1206	69%	3244	63%	1223	41%	2567	32%	1189	57.34%	2269	51.69%
All Others	16	1%	58	1%	14	1%	36	2%	12	1%	29	1%

(1)   Sales to Mexico are included in North America.

(2)   Net operating revenues presented above differ from amounts in our IFRS consolidated financial statements because they do not include revenues from non-steel products (non-steel products include mainly by-products, iron ore, logistics services and cement).

Sales by Product

The following table sets forth our sales breakdown by product in Brazil in each of the last three years.

CSN Domestic Sales Breakdown	2018	2017	2016
Hot-Rolled Products	34%	34%	33%
Cold-Rolled Products	19%	18%	18%
Galvanized Products	33%	29%	30%
Tin Plates Products	8%	10%	13%
Long Steel	6%	8%	6%

Sales by Industry

We sell our steel products to manufacturers in several industries. The following table sets forth our breakdown by market segment of domestic volume shipped in each of the last three years:

Sales Breakdown	2018	2017	2016
	(in percentages of total domestic volume shipped)
Distribution Network	43%	41%	47%
Packaging	9%	11%	13%
Automotive	23%	22%	15%
Home Appliances	10%	9%	9%
OEM	4%	4%	4%
Construction	12%	13%	11%

We believe we have a particularly strong domestic and export position in the sale of tin plates products used for packaging in Latin America. Our customers for these products include some of the world’s most important food processing companies, as well as many small and medium-sized entities. We also maintain a strong position in the sale of galvanized products for use in the automobile manufacturing, construction and home appliance industries in Brazil and abroad, supplied by CSN Porto Real and CSN Paraná. No single customer accounts for more than 10% of our net operating revenues.

For further information on steel sales, see “Item 5A. Operating Results—Steel Markets and Product Mix” and “Item 5A. Operating Results—Results of Operations—Year 2018 Compared to Year 2017—Net Operating Revenues.”

Seasonality

Steel demand is stronger in the second quarter of each year and weaker in the last quarter. Nevertheless, our production is continuous throughout the year.

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

In 2018, our iron ore sales reached 34.8 million tons, 29.5 million tons to third parties and 5.2 million tons to CSN steel mills, an increase of 7% compared to 2017. Since December 2015, we have sold iron ore volumes to Presidente Vargas Steelworks, which has increased our revenues from the domestic market. Before December 2015, because iron ore volumes were transferred from our iron ore mine to Presidente Vargas Steelworks, these were not reflected in our iron ore revenues. Total mining net revenue increased 30% in 2018, mainly due to higher volumes sold. The share of mining segment revenue in our total net revenue increased from 23% in 2017 to 25% in 2018.

In 2018, 88% of our iron ore export sales went to the Asian market, mainly China, and 12% were sold in the European market. Of our total sales volume to third parties, 80% were sinter feed, 9% pellet feed, 10% lump ore and 1% concentrated.

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

Insurance

We and our subsidiaries maintain several types of insurance policies. These insurances are contracted in line with the risk management of our business and attempt to follow the market practices for similar activities. Coverage in such policies encompasses domestic and international (import and export) cargo transportation (by road, rail, sea or air), life insurance, personal accidents, health, auto insurance, D&O, general liability, CAR (construction and erection risks), trade credit insurance, surety, named perils, ports and terminal liabilities. These policies may not be sufficient to cover all risks we are exposed to.

We also have an insurance policy covering the operational risks, material damages and loss of profits of our following branches and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and TECON. This policy was renewed with domestic and foreign insurers and reinsurers and is valid until March 31, 2020, with a limited indemnity of US$600 million (for an insured value of US$9.1 billion) with a deductible of US$385 million for material damages and 45 days to loss of profits.

Intellectual Property

We also have an insurance policy covering the operational risks, material damages and loss of profits of our following branches and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and TECON. This policy was renewed with domestic and foreign insurers and reinsurers and is valid until March 31, 2020, with a limited indemnity of US$600 million (for an insured value of US$9.1 billion) with a deductible of US$385 million for material damages and 45 days to loss of profits.

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

Competition in the Brazilian Steel Industry

The primary competitive factors in the domestic market include quality, price, payment terms and customer service.

The following table sets forth the production of crude steel by Brazilian companies in the periods indicated:

	2017	2016	2015

	Production	Production	Production
	(in million tons)	(in million tons)	(in million tons)
Gerdau	6.9	6.8	7.0
Usiminas	3.0	3.1	5.0
ArcelorMittal Tubarão	7.1	7.0	6.8
CSN	4.4	3.1	4.2
ArcelorMittal Aços Longos	2.9	3.1	3.1
CSA	4.5	4.2	4.2
Others	5.5	3.9	1.9
Total	34.3	31.2	32.2
Source: IABr

* 2018 data was not available as of the date of this annual report.

Competitive Position — Global

During 2018, Brazil maintained its place as the largest producer of crude steel in South America, with a production output of 34.7 million tons and a 2% share of total world production, according to data from the World Steel Association, or WSA. In 2017, Brazil maintained the ninth position in the global steel production ranking, accounting for 78% of total production in South America, approximately two thirds more than Mexico’s or 40% of the U.S.’ steel production.

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

In 2016, sales in the external market became more attractive than in prior years, due to the depreciation of the real against the U.S. dollar, lower domestic demand and an increase of more than 50% in international prices. During 2016, imports of flat steel in Brazil decreased by 51% compared with the same period in 2015. In 2017, in turn, Brazilian GDP increased by 1.0% leading to a recovery of volumes in the domestic market and, in parallel, price readjustments accompanying the strength of the international market. In 2018, the real’s depreciation against the U.S. dollar, flat steel production and increased household consumption were mainly responsible for the 1.1% increase in the Brazilian GDP.

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

We are subject to regulation and supervision by the Brazilian Ministry of Environment, CONAMA, which is the federal body responsible for enacting technical regulations and environmental protection standards, and by the Brazilian Institute of Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis – IBAMA), which is responsible for enforcing environmental laws at the federal level. The environmental regulations of the state of Rio de Janeiro, in which the Presidente Vargas Steelworks is located, are enforced by the INEA and Volta Redonda’s Environment Municipal Secretary. In the state of Minas Gerais, where our main mining operations are located, we are subject to regulations and supervision by the Environmental Policy Council (Conselho Estadual de Política Ambiental – COPAM), by the Regional Superintendent of Environment and Sustainable Development (Superintendência Regional de Meio Ambiente – SUPRAM), the Water Management Institute of Minas Gerais (Instituto Mineiro de Gestão das Águas – IGAM), the State Forestry Institute (Instituto Estadual de Florestas – IEF), and the State Environmental Foundation (Fundação Estadual do Meio Ambiente), or FEAM, which are the competent bodies of the Secretary of State for the Environment and Sustainable Development of Minas Gerais (Secretaria de Estado de Meio Ambiente e Desenvolvimento Sustentável), or SEMAD, the Superintendency of Priority Projects (Superintendência de Projetos Prioritários – SUPPRI) and the Municipal Secretariats of the Environment of Congonhas and Belo Vale. Specific goals and standards are established in operating permits or environmental accords issued to each company or plant. These specific operational conditions complement the standards and regulations of general applicability and are required to be observed throughout the duration of the permit or accord. The terms of such operating permits are subject to change and are likely to become stricter. All of our facilities currently have or are in the process of obtaining/renewing their operating permits.

Considering the current mining environment in Brazil following recent accidents of other mining companies in the cities of Mariana and Brumadinho, in the state of Minas Gerais, involving the breaking of upstream mining dams, which we also operate (but all of which are inactive), changes in applicable laws or regulations could require us to modify our technologies and operations and to make unexpected capital expenditures. Capital expenditures that we have already made may not generate the returns we expected, if any. In addition, new or more stringent environmental licensing requirements for our project operations, specifically for our dams, could be imposed on us and we may encounter delays in obtaining environmental or other operating licenses, or not be able to obtain or renew them. These events and additional costs may have a negative impact on us and the return from our projects and may render certain projects economically or otherwise unfeasible. For more information, see “Item 3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Our activities depend on authorizations, concessions, licenses and permits and changes in applicable laws, regulations or government measures could adversely affect us” and “Item 3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—We are subject to environmental, health and safety incidents. Additionally, current, new or more stringent environmental, health and safety regulations applicable to us may result in liability exposure and increased capital expenditures.”

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

We have an Environmental Management System, or EMS, certified by ISO 14001:2015 in Casa de Pedra Mine (Congonhas, MG), Presidente Vargas Steelworks (Volta Redonda, RJ), Porto Real (Porto Real, RJ), Bocaina Mine (Arcos, MG), CSN Paraná (Araucária, PR), TECON (Sepetiba, RJ) and Prada Distribution (Mogi das Cruzes, SP). The other sites are in process of implementing the EMS and have been following a corporate program for their progressive advancement following the guidelines of ISO 14001:2015.

In addition, we have established (i) an internal committee for environmental management composed of professionals from different departments of CSN’s units, whose goal is to regularly discuss any problems that may arise and to identify risks and aspects of the operations in which the group can act pro-

actively in order to prevent possible environmental harm and (ii) a sustainability committee composed of external advisors, which provides guidelines for our strategic decisions. The environmental controls implemented since 2006 also contribute to mitigate environmental risks of CSN’s operations.

To further understand our potential social and environmental risks, we use mapping criteria in accordance with the Global Reporting Initiative (G4), or GRI, and the International Integrated Reporting Council (IIRC) methodology for all of our operations. Resulting data and indicators in environmental, social and economic categories allow us to track our performance, structure and monitor action plans, in an effort to improve and enhance our results.

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

Other strategies are being adopted by us in order to improve our environmental commitment. Since 2012, we participate in the Climate Forum organized by the Ethos Institute for Social Responsibility and we received the Gold Standard of the GHG Protocol for four years, which confirms that we are in compliance with the standards imposed by the GHG Protocol and ensures that our GHG inventory was duly verified by a third party. We report the guidelines followed by our management with respect to climate change, supply chain and water resources to the Carbon Disclosure Project – CDP, and actively participates in the network NICOLE Brazil, a Brazilian leading organization that develops and promotes solutions for the management of contaminated areas. We also develop environmental education projects and promote understanding of the historical and natural patrimony, especially in the Arcos and CSN Mineração plants in Minas Gerais. To reaffirm our commitment to the transformation of values and attitudes through new habits and knowledge, we started the Environmental Education Program (PEA), an initiative managed by the CSN Foundation that uses art as a dialogue between students, teachers and employees.

In relation to our expenditures for environmental programs, we have continued with various actions aimed at increasing the efficiency of water usage in our production processes, with an emphasis on accomplishing a water reuse rate of, at least, 94% in the Presidente Vargas steel mill.

Since our privatization, we have invested heavily in environmental protection and remediation programs. We had environmental expenditures (capitalized and expensed) of R$354 million in 2018, of which R$12 million relates to capital expenditures and R$342 million relate to operational expenditures (OPEX). Our total environmental expenditures were R$325 million in 2017. Our investments in environmental projects during 2018 were mainly related to: (i) operation, maintenance and retrofitting of environmental control equipment; (ii) development of environmental studies for permit applications; (iii) studies, monitoring, and remediation of environmental liabilities due to prior operations, especially before our privatization; and (iv) human resources (environmental team), Environmental Management System, sustainability projects and compliance programs.

Our environmental guidelines also comprehend monitoring of our tailings dams, which are used to contain the waste of the beneficiation process of iron ore and to contain sediments from the waste dumps and mining activities. In addition, new regulations enacted in 2019 require decharacterization or decommissioning of dams constructed using the upstream method. On an annual basis, all our tailings dams are audited by independent audit companies, in accordance with technical standards and relevant legislation. For more information on the dams we operate, see “4B. Business Overview—Our Mining Segment—Dams.” Since the accident of another mining company in 2015 in the city of Mariana, in the state of Minas Gerais, involving the breaking of an upstream mining dam, we implemented a change in our processes to reduce tailings deposits. We invested R$400 million in our dams, and our operations, which we have shifted from wet stacking to dry stacking, will be independent of tailings dam use by the end of 2019. After the accident of another mining company in January 2019 in the city of Brumadinho, in the state of Minas Gerais, also involving the breaking of an upstream mining dam, we have continued to execute our plan for the decommissioning or decharacterization of our six inactive tailings dams. All of our upstream dams are inactive. Our only active tailings dam, Casa de Pedra, was constructed in the downstream method, which provides for enhanced resilience and safety. We do not operate any active upstream tailings dams.

Other Environmental Proceedings and Liabilities

Our main environmental issues as of December 31, 2018 were associated with recovery services at former coal mines decommissioned in 1989 in the state of Santa Catarina, due to previous operations in our Presidente Vargas Steelworks plant.

We record a provision for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. This provision is included in our statements of income in “Other Operating (Expenses) Income.” We do not include in our reserves environmental liabilities related to ERSA, as these are contractually supported by its former owner.

As of December 31, 2018, we had provisions for environmental liabilities in the total amount of R$198.4 million, which we believe are sufficient to cover all probable losses. Such amount compares to R$255.5 million, as of December 31, 2017 and R$273.5 million as of December 31, 2016. The decrease in our provisions for environmental liabilities in 2018 as compared to 2017 is mainly due to the critical review of the remediation strategy and environmental management for external landfill areas, especially the areas of (i) the Southern Region of Santa Catarina State (environmental recovery of a former coal mine) under agreements with the Public Prosecutor’s Office seeking the recovery of environmental liabilities caused by coal mining in the Southern Region of Santa Catarina until the 1990s, and (ii) Estação Ecológica de Corumbá (management of a nature conservation area in the state of Minas Gerais), under our 2011 TAC, which we have observed and which are accompanied by the Public Prosecutor’s Office and by the competent environmental agency in compliance with the obligations in 2017.

For more information regarding environmental legal proceedings, please see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Other Legal Proceedings.”

The changes in the provision for environmental liabilities on our financial statements are as follows:

Amounts (in millions of R$)
Term of Undertaking (TAC)(1)	6.3
Decommissioned Coal Mines (Santa Catarina)	0.4
Landfills and other(2)	4.4
December 31, 2016	273.4
Term of Undertaking (TAC)(1)	(3,0)
Decommissioned Coal Mines (Santa Catarina)	(10,4)
Landfills and other(2)	(4,6)
December 31, 2017	255,5
Term of Undertaking (TAC)(1)	8,2
Decommissioned Coal Mines (Santa Catarina)	(50,8)
Landfills and other(2)	(14,5)
December 31, 2018	198,4

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

Mining companies in Brazil can only prospect and mine pursuant to prospecting authorizations or mining concessions granted by ANM, the regulatory agency under the Ministry of Mines and Energy of the Brazilian government. ANM grants prospecting authorizations to a requesting party for an initial period of one to three years. These authorizations are renewable at ANM’s discretion, provided that the requesting party is able to show that the renewal is necessary for proper conclusion of prospecting activities. Upon completion of prospecting activities and geological exploration at the site, the holder of the prospecting authorization must submit a final report to ANM. If the geological exploration reveals the existence of a mineral deposit that is technically and economically exploitable, the grantee has one year (which ANM may extend) from approval of the report by ANM to apply for a mining concession by submitting an economic exploitation plan or to transfer its right to apply for a mining concession to an unrelated party. When a mining concession is granted, the holder of such mining concession must begin on-site mining activities within six months. ANM grants mining concessions for an indeterminate period of time lasting until the exhaustion of the mineral deposit. After extraction, the mineral products that are specified in the concession belong to the holder of the concession. With the prior approval of ANM, the holder of a mining concession can transfer it to an unrelated party that is qualified to own concessions. Under certain circumstances, mining concessions may be challenged by unrelated parties.

Given recent accidents of other mining companies in the cities of Mariana and Brumadinho, in the state of Minas Gerais, involving the breaking of upstream mining dams, which we also operate (but all of which are inactive), new or more stringent environmental licensing requirements for mining project operations, specifically for dams, are under discussion and may be imposed by ANM and environmental regulatory authorities. ANM has determined that all upstream dams in Brazil must be decommissioned or adapted to other methods by 2021 for inactive dams and by 2023 for active dams, and similar regulation has been passed by the state of Minas Gerais and its environmental bodies, requiring decommissioning by 2022. For more information, see “Item 3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Our activities depend on authorizations, concessions, licenses and permits and changes in applicable laws, regulations or government measures could adversely affect us” and “Item 3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—We are subject to environmental, health and safety incidents. Additionally, current, new or more stringent environmental, health and safety regulations applicable to us may result in liability exposure and increased capital expenditures.”

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

On October 30, 2015, and upon prior approval of the Brazilian Department of Mineral Production (Departamento Nacional de Produção Mineral), now ANM, the Manifesto de Mina for Casa de Pedra was transferred by CSN to CSN Mineração, which was also granted the Engenho mining concession from Namisa by the end of the year of 2015. In the same occasion, Fernandinho mining concession and the mining rights of Cayman and Pedras Pretas were transferred by Namisa to Minérios Nacional. For further information, see “Item 4D. Property, Plant and Equipment.”

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

Our mineral rights for Casa de Pedra mine include the mining concession (manifesto de mina), a beneficiation plant, roads, a loading yard and a railway branch, and are duly registered with ANM. We have also been granted by ANM easements in 19 mine areas located in the surrounding region. These areas are needed to expand our operations and as operating support areas.

In addition, we have obtained and are in compliance with all environmental licenses and authorizations for our operations and projects at Casa de Pedra mine.

Quality requirements (chemical and physical) are the key “modifying factors” in the definition of ore reserves at Casa de Pedra and were properly accounted for by our mine planning department.

The Brazilian government charges us a royalty known as CFEM, which calculation considers the gross revenue, excluding taxes over the selling. ANM is responsible for auditing the mining companies and to enact regulations to ensure the proper payment of CFEM. In December 2017, Law No. 13,540/2017 was enacted, changing the framework for CFEM calculation and collection.

The current CFEM rates vary between 1% and 3.5%, as follows:

•         1%: rocks, sand, gravel, clay and other minerals used in civil construction; ornamental rocks and mineral and thermal water;

•         1.5%: gold;

•         2%: diamond and other minerals;

•         3%: bauxite, manganese, niobium and rock salt;

•         3.5%: iron ore.

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

On December 19, 2017, Law No. 13,540/2017 was enacted, increasing the CFEM rate for mining activities and altering its calculation basis. Additionally, Law No. 13,575/2017, Decree 9,406/2018 and Decree 9,407/2018 provided for several changes to the Brazilian mining sector.

Antitrust Regulation

We are subject to various laws in Brazil which seek to maintain a competitive commercial environment. The competition law and practice in Brazil are governed by Law No. 12,529, dated November 30, 2011, which came into force on May 30, 2012, and provided for significant changes in the Brazilian Antitrust System’s structure, including the creation of the Brazilian antitrust authority, Conselho Administrativo de Defesa Econômica, or CADE. Referred law introduced a mandatory pre-merger notification system, as opposed to the post-merger review system previously in force. The new CADE is now formed by an Administrative Tribunal of Economic Defense (Tribunal Administrativo de Defesa Econômica), a General-Superintendence (Superintendência-Geral) and a Department of Economic Studies (Departamento de Estudos Econômicos).

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

In Brazil, we are subject to regulation and supervision by the Ministry of Development, Industry and Foreign Trade, the Secretary of Foreign Trade (Secretaria de Comércio Exterior – SECEX), and the Commercial Defense Department (Departamento de Defesa Comercial – DECOM). Worldwide, our exports are subject to the protectionist measures summarized below.

United States

Anti-dumping (AD) and Countervailing Duties (CVD). In the U.S., we are subject to regulation and supervision by the U.S. Department of Commerce, or DOC, the International Trade Commission, or ITC, the International Trade Administration, or ITA, and the Import Administration, or IA.

On July 28, 2015, AK Steel Corporation, ArcelorMittal USA LLC, Nucor Corporation, Steel Dynamics, Inc. and United States Steel Corporation filed antidumping and countervailing duty, or AD/CVD, petitions with respect to certain cold-rolled flat steel products from Brazil, China, India, Japan, Korea, Russia, and the United Kingdom at the ITC and the DOC. On August 24, 2015, the DOC initiated both AD/CVD investigations with respect to cold-rolled steel from Brazil. On September 10, 2015, the ITC announced affirmative preliminary injury determinations with respect to cold-rolled imports from Brazil.

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

In December 2015 and January 2016, the DOC reached preliminary determinations on the CVD investigation, these determinations imposed a rate of 7.42% for the exports of both hot-rolled and cold products. In February 2016, the DOC issued its preliminary determination on the anti-dumping investigation of cold-rolled products, which was reviewed in April 2016, in which the rate imposed on exports to the U.S. was 20.84% as of March 7, 2016. In March 2016, the DOC issued the preliminary determination on the AD investigation of hot-rolled products, in which the rate imposed was 33.91%. The final determination for AD and CVD of cold-rolled was issued in July 2016, imposing a rate of 11.31% for CVD and a rate of 19.56% for AD with a cash deposit of 15.49%. The final determination for hot-rolled products was issued in August 2016 and the rates imposed were 11.31% for CVD and 33.14% for AD with a cash deposit of 29.07%.

In addition to the AD and CVD measures, in March 2018, the U.S. government implemented Section 232 for U.S. national security purposes, which imposes an ad valorem tariff of 25% on imported steel. Brazil obtained a temporary suspension of the measure until the end of April 2018, which was extended to the end of May 2018. After the suspension, Brazil entered into an agreement with the U.S., which established quotas for semi-finished steel products based on average exports between 2015 and 2017 and quotas for finished steel products based on average exports between 2015 and 2017 with a reduction of 30%.

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

The preliminary determination was issued in April 2017 by the European Commission, which opted not to impose provisional duties on the imports of hot-rolled products from Brazil into the European Union. In October 2017, the European Commission imposed a definitive anti-dumping duty of 53.4 euros/ton on imports from us. The duties imposed for other Brazilian companies were 54.5 euros/ton for

Arcelor Mittal, 55.8 euros/ton for Gerdau and 63 euros/ton for Usiminas. The final determination for hot-rolled products was issued in October 2017 and imposed a tariff rate of 53.4 euros/net ton.

More recently, in response to the imposition of the U.S. Section 232, the European Union initiated, on April 26, 2018, an investigation into safeguards for 26 categories of steel products. In February 2019, a definitive E.U. regulation imposed safeguard measures on imports of certain steel products and imposed quotas for the next three years. The quota system is divided into specific quotas for countries which participation in exports is above 5% on all European Union imports, and global quotas for the countries which participation is below 5% of European Union imports. For more information, see “Item 3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Protectionist and other measures adopted by foreign governments could adversely affect our export sales.”

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

All major producing countries, except for India, decreased their production levels in 2016. According to the WSA, in 2016 the global crude steel production increased, slightly and, considering that 2014 was a record production year, the production levels remained in line with 2015 figures.

In 2017, all the major steel producing countries increased their production levels. Consequently, global steel production reached 1.67 billion tons in 2017, a 5.3% increase compared to 2016. In addition, in 2018, nearly all top 10 steel producing countries increased their production levels and global steel production increased 5.8% as compared to 2017.

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

Domestic Demand

Historically, the Brazilian steel industry has been affected by substantial fluctuations in domestic demand for steel. Although national per capita consumption varies with GDP, fluctuations in steel consumption tend to be more pronounced than changes in economic activity. Crude steel consumption per capita in Brazil has decreased from 147 kilograms in 2010 to 92 kilograms in 2017. It is considered low when compared to the levels of some developed countries, such as the United States and Germany.

From 2010 to 2017, the Brazilian GDP grew on average 1.6% per year. In 2010, with the recovery of the global economy, domestic demand rose by 38.8% to 26.6 million tons. On the other hand, in 2011, domestic steel demand decreased 1.2% to 26.2 million tons, mainly due to high levels of inventory held by distributors and increased indirect imports. In 2012, the slowdown of the Brazilian economy led to another decrease in steel consumption of 17.6% to 21.6 million tons.

The Brazilian flat steel sector is shifting production to the higher value-added consumer durable sector. This sector is highly dependent on domestic consumer confidence, which, in turn, is affected by economic policies and certain expectations of the current government administration. Over the past years, automobile manufacturers made significant investments in Brazil. In 2009 and 2010, vehicle production recovered from the 2008 financial crisis in response to government incentives such as tax cuts. In 2012, the Brazilian market reached a record 3.8 million vehicles sold, reflecting a specific government measure, which reduced the industrialized products tax. On the other hand, exports decreased by 20.1%. In 2013, with the postponement of the reduction in industrialized products tax, the Brazilian market maintained the level of vehicles sales, but had an increase of 13.5% in exports, according to the Auto Manufacturers’ Association (Associação Nacional dos Fabricantes de Veículos Automotores), or ANFAVEA, data.

In 2014, the decrease in the family consumption and the employment level, allied with the end of government incentives resulted in a reduction of 7.1% in vehicles sales, respectively, according to the ANFAVEA data. In 2015 and 2016, vehicles sales decreased 26.6% and 20.2%, respectively, due to the economic recession, a large number of vehicles in stock and by the return of the industrialized products tax. In 2017, selling and automotive production increased 29.3% and 9.4% respectively, giving hope to the automotive market and steel companies. In 2018, although the Brazilian GDP increased 1.1% as compared to 2017, driven by increased household consumption, investments and services, it remained below expectations.

Market Participants

According to IABr, the Brazilian steel industry is composed of 30 mills managed by 11 corporate groups, with an installed annual capacity of approximately 50.4 million tons, producing a full range of flat, long, carbon, stainless and specialty steel.

Capacity Utilization

Installed capacity in Brazil in each of 2018 and 2017 was estimated at 50.4 million tons.

Exports/Imports

Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products. The Brazilian steel industry has taken several steps towards expanding its capacity to produce value-added products.

In 2016, Brazilian steel exports totaled 13.4 million tons and accounted for US$5.6 billion in export earnings for Brazil. Over the last 20 years, the Brazilian steel industry has been characterized by a structural need to export, which is demonstrated by the industry’s supply demand curve. In 2017, 15.4 million tons of steel was exported from Brazil for US$8.0 billion. The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years. Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports). In 2015, steel imports were 3.2 million tons, or 15% of apparent domestic consumption, in line with the figures from 2014. In 2015, steel imports decreased by 19% as compared to 2014. In 2016, steel imports decreased by 2.1% as compared to 2015, according to IABr. In 2017, steel imports increased by 23.9% as compared to 2016. In 2018, steel imports reached 2.4 million tons, which represented an increase of 3.3% as compared to 2017.

For information on the production by the largest Brazilian steel companies, see “Item 4B. Business Overview—Competition in the Steel Industry—Competition in the Brazilian Steel Industry.”

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

The table below sets forth certain material information regarding our properties as of December 31, 2018. For more information, see note 9 to our audited consolidated financial statements included elsewhere herein.

Description		Activity	Country	Location	Location	Title
Companhia Siderúrgica Nacional	Presidente Vargas Steelworks	Steel Mill	Brazil	RJ	Volta Redonda	Owned
Companhia Siderúrgica Nacional	CSN Paraná	Galvanized and Pre-Painted Products	Brazil	PR	Araucária	Owned and Third Parties
Companhia Siderúrgica Nacional	CSN Porto Real	Galvanized Steel Producer	Brazil	RJ	Porto Real	Owned and Third Parties
Companhia Siderúrgica Nacional	Service Center	Distributor	Brazil	SP	Mogi das Cruzes	Owned
Companhia Siderúrgica Nacional	Service Center	Distributor	Brazil	BA	Camaçari	Owned
Companhia Metalúrgica Prada	Service Center	Distributor	Brazil	SP	Mogi das Cruzes	Owned
Companhia Metalúrgica Prada	Service Center	Distributor	Brazil	SP	Bebedouro	Owned
Companhia Metalúrgica Prada	Steel Can Manufacturer	Packaging	Brazil	SP	São Paulo	Owned
Companhia Metalúrgica Prada	Steel Can Manufacturer	Packaging	Brazil	MG	Uberlândia	Owned
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	MG	Uberlândia	Owned
CSN Mineração	Iron Ore Mine	Iron Ore Mine	Brazil	MG	Congonhas	Owned and Third Parties
Companhia Siderúrgica Nacional	Arcos Mine	Limestone Mine	Brazil	MG	Arcos	Owned
CSN Mineração	Ouro Preto Mine	Iron Ore Mine	Brazil	MG	Ouro Preto	Owned
Minérios Nacional S.A.	Fernandinho Mine	Iron Ore Mine	Brazil	MG	Rio Acima	Third Parties
Estanho de Rondônia S.A. (ERSA)	Office	Tin Mine	Brazil	RO	Ariquemes	Owned
Estanho de Rondônia S.A. (ERSA)	ERSA Mine	Tin Mine	Brazil	RO	Itapuã do Oeste	Owned
Companhia Siderúrgica Nacional, LLC	CSN LLC	Flat Steel Producer	USA	Indiana	Terre Haute	Owned
Lusosider Aços Planos S.A.	Lusosider	Flat Steel Producer	Portugal	Seixal	Seixal	Owned
Stahlwerk Thüringen Gmbh	SWT	Steel Profile	Germany	Saalfeld-Rudolstadt	Unterwellenborn	Owned
Companhia Siderúrgica Nacional	Thermoelectric Plant	Energy	Brazil	RJ	Volta Redonda	Owned
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	RJ	Resende	Third Parties
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	SP	Lins	Third Parties
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	GO	Luziânia	Third Parties
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	RS	Pelotas	Third Parties
Consórcio Usina Hidrelétrica de Igarapava	Hydroelectric Facility	Energy	Brazil	SP	Igarapava	Owned
Itá Energética S.A.	Hydroelectric Facility	Energy	Brazil	RS	Aratiba	Owned
Companhia Siderúrgica Nacional	Service Center	Distributor	Brazil	PE	Jaboatão dos Guararapes	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Distributor	Brazil	RS	Canoas	Third Parties
Companhia Metalúrgica Prada	Distribution Center	Distributor	Brazil	SP	Piracicaba	Third Parties
Companhia Metalúrgica Prada	Distribution Center	Distributor	Brazil	MG	Contagem	Third Parties
Companhia Siderúrgica Nacional	Steel Distribution Center	Distributor	Brazil	MG	Contagem	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	MG	Contagem	Third Parties

Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	MG	Juiz de Fora	Third Parties

Companhia Siderúrgica Nacional	Companhia Siderúrgica Nacional	Cement Distributor	Brazil	SP	Mauá	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	SP	Varginha	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	SP	Ribeirão Preto	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	SP	Guarulhos	Third Parties
Companhia Sideurgica Nacional	Distribution Center	Steel Distributor	Brazil	RS	Caxias do Sul	Third Parties
CSN Mineração	TECAR - Terminal de Carvão	Iron Ore Shipment	Brazil	RJ	Itaguaí	Third Parties
Sepetiba Tecon S.A.	TECON - Terminal de Conteiners	Logistics	Brazil	RJ	Itaguaí	Third Parties
Companhia Siderúrgica Nacional	Cement Plant	Cement Manufacturer	Brazil	RJ	Volta Redonda	Owned
Companhia Siderúrgica Nacional	Clinker and Cement Plant	Cement Manufacturer	Brazil	MG	Arcos	Owned
Companhia Siderúrgica Nacional	Long Steel Plant	Long steel Manufacturer	Brazil	RJ	Volta Redonda	Owned
MRS Logística S.A.	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
Ferrovia Transnordestina Logística S.A. (FTL)	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
Transnordestina Logística S.A. (TLSA)	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	RJ	Rio de Janeiro (Arará)	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	RJ	Rio de Janeiro (Campo Grande)	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	SP	Americana	Third Parties
Companhia Siderurgina Nacional	Distribution Center	Cement Distributor	Brazil	RJ	Queimados	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	SP	São José dos Campos	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	SP	Osasco	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Steel	Brazil	SP	Jacareí	Third Parties

For information on environmental issues with respect to some of the facilities described above, see “Item 4B. Business Overview—Government Regulation and Other Legal Matters—Environmental Expenditures and Claims.” In addition, for information on our plans to construct, expand and improve our facilities, see “—Acquisitions and Dispositions” and note 10 to our audited consolidated financial statements included elsewhere herein.

Acquisitions and Dispositions

Usiminas

As of December 31, 2018, we owned, directly and indirectly, 20.3% of the preferred shares and 15.2% of the common shares of Usiminas resulting from various acquisitions in the market since mid-2010. For more information on the value of these assets, see “Item 5A. Operating Results—Critical Accounting Estimates—Impairment of Long-Lived Assets, Intangible Assets and Goodwill.” We are assessing strategic alternatives in relation to our investment in Usiminas. For more information on antitrust matters regarding our investment in Usiminas, see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Antitrust.”

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

Companhia Siderúrgica Nacional, LLC

On June 5, 2018, Companhia Siderúrgica Nacional, LLC, our subsidiary organized in the United States with operations in stripping, cold rolling and galvanizing of flat steel, changed its corporate name to Heartland Steel Nacional, LLC and a new company was established under the name of Companhia Siderúrgica Nacional, LLC, or CSN LLC, as a wholly-owned subsidiary of Heartland Steel Processing, LLC. On June 28, 2018, CSN LLC, became an indirectly wholly owned subsidiary of ours.

On June 29, 2018, we sold Heartland Steel Processing, LLC to Steel Dynamics, Inc. for US$400.0 million. We continue our commercial import and distribution activities in the North American market through CSN LLC. This sale was part of our ongoing divestiture and deleverage plan. For more information, see note 3 to our audited consolidated financial statements included elsewhere herein.

4E. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements as of December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016, included elsewhere herein. Due to the adoption of IFRS 9 and IFRS 15 as of January 1, 2018, which we did not apply retroactively, financial information as of and for the year ended December 31, 2018 is not comparable with financial information as of and for the years ended December 31, 2014, 2015, 2016 and 2017.

5A. Operating Results

Overview

Brazilian Macroeconomic Scenario

As a company with the vast majority of its operations and a large portion of its sales in Brazil, we are affected by the general economic conditions in Brazil. The rate of growth in Brazil is important in determining our own growth capacity and results of operations.

The following table sets forth select Brazilian economic indicators for the periods indicated:

	Year ended December 31,
	2018	2017	2016

GDP growth (contraction) rate	1.1%	1.0%	(3.5)%
Inflation (IPCA)(1)	3.7%	3.0%	6.3%
Inflation (IGP-M)(2)	7.5%	(0.5)%	7.2%
CDI(3)	6.4%	6.9%	14.0%
Appreciation (depreciation) of the real against the U.S. dollar (end of period)	17.1%	1.5%	(4.2%)
Exchange rate at the end of period (US$1.00)	R$3.875	R$3.308	R$3.259
Average exchange rate (US$1.00)	R$3.656	R$3.193	R$3.483
Unemployment rate(4)	12.3%	12.7%	11.5%
Sources: IBGE, Fundação Getúlio Vargas, Central Bank and CETIP.

(1)   The IPCA is measured by the IBGE.

(2)   The IGP-M is measured by the Fundação Getúlio Vargas.

(3)   The Interbank Deposit Rate, or CDI, represents the average interbank deposit rate performed during a given day in Brazil (accrued as of the last month of the period, annualized).

(4)   The unemployment rate (Pesquisa Nacional por Amostra de Domicílios) is measured by the IBGE.

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

Effects of Inflation and Interest Rates

Inflation measured by the IPCA index was 6.3%, 3.0% and 3.7% in 2016, 2017 and 2018, respectively, and 7.2%, (0.5)% and 7.5% as measured by the IGP-M index.

Inflation affects our financial performance by increasing our costs and expenses denominated in reais that are not linked to the U.S. dollar. Our cash costs and operating expenses are substantially denominated in reais and have tended to follow the Brazilian inflation ratio, because our suppliers and service providers generally increase or decrease prices to reflect Brazilian inflation. In addition, some of our real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount is generally adjusted with reference to inflation indices. A significant portion of our real-denominated debt bears interest based on the CDI rate, which is partially adjusted for inflation. The CDI rate as of December 31, 2016, 2017 and 2018 was 14.0%, 9.9% and 6.4%, respectively.

Steel Market

For the years ended December 31, 2016, 2017 and 2018, our steel segment represented 67%, 70% and 68% of our net revenues, respectively, and 47%, 49% and 44% of our gross profit, respectively. In 2018, 66% of our steel revenues were in Brazil and 34% were abroad. In 2017, 60% of our steel revenues were in Brazil and 40% were abroad, as compared to 60% and 40%, respectively, in 2016.

According to the WSA, global crude steel production totaled 1.8 billion tons in 2018 (4.6% increase over 2017) and 1.67 billion tons in 2017 (5.5% increase over 2016). In 2017, China was responsible for 831,7 million tons, or about 50% of the global output, representing an increase of 6% as compared to 2016. Japan’s crude steel production remained stable totaling 105 million tons in 2017. In the European Union, production reached 168 million tons in 2017, corresponding to an increase of 4.1% compared to 2016. In the U.S., crude steel production totaled 81 million tons in 2017, stable when compared to 2016. Existing global capacity usage increased by 1.8% over the year to 69.5%.

According to IABr, domestic crude steel production was 34.7 million tons in 2018 (1.1% increase over 2017) and 34.3 million tons in 2017 (9.9% decrease over 2016), while rolled steel output totaled 22.4 million tons in 2017 (7.2% increase over 2016).

Domestic steel product consumption in Brazil was 19.2 million tons in 2017, 5.3% more than in 2016, while domestic sales increased 2.3% to 16.9 million tons. Annual imports to Brazil were 2.3 million tons, 23.9% more in 2016, and exports increased 14.3% to 15.4 million tons in 2017.

Mining Market

For the years ended December 31, 2016, 2017 and 2018, our mining segment represented, 27%, 25% and 26% of our net revenues, respectively, and 33%, 32% and 35% of our gross profit, respectively. In 2018, 84% of our mining revenues came from exports and 16% from the domestic market, as compared to 82% and 18%, respectively, in 2017, and 88% and 12%, respectively, in 2016. After a sharp increase of 22% in average iron ore prices to US$71.32/dmt (Platts, Fe 62%) in 2017 from US$58.45/dmt in 2016, the seaborne iron ore market remained stable, supported by significant investments in infrastructure and construction, healthy margins in steel mill and tight iron ore supply. Iron ore prices registered a minimum level of US$62.50/dmt in July 2018 and reached an average of US$69.46/dmt in 2018.

Logistics, Port Logistics, Cement and Energy

The performance of our logistics, cement and energy segments is directly related to the performance of our steel and mining segments. For the years ended December 31, 2016, 2017 and 2018, these segments represented an aggregate of 13%, 14% and 12% of our net revenues, respectively, and an aggregate of 13%, 12% and 10% of our gross profit, respectively. A material portion of the revenues in these segments is derived from our steel and mining operations, which utilize our logistics network and energy output.

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

Product Mix and Prices

We forecast sales trends in both domestic and foreign markets monthly based on data from preceding months. We rely on our own information system to keep up with market developments in order to respond swiftly to fluctuations in demand.

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

Net Operating Revenues
	(in millions of R$)			% of Net Operating Revenues
				In Market*			Total
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Domestic Sales
Slabs	-	2	0	0%	0%	0%	0%	0%	0%
Hot-Rolled	2,830	2,133	1,630	28%	28%	24%	18%	17%	15%
Cold-Rolled	1,705	1,269	1,020	17%	17%	15%	11%	10%	9%
Galvanized	3,792	2,466	2,215	37%	32%	33%	25%	19%	20%
Tin Plate	1,349	1,348	1,646	13%	18%	24%	9%	11%	15%
Long Steel	466	426	303	5%	6%	4%	3%	3%	3%

Subtotal	10,143	7,643	6,815	100%	100%	100%	66%	60%	61%

Sales Abroad
Slabs	3	-	-	0%	0%	0%	0%	0%	0%
Hot-Rolled	422	145	147	8%	3%	3%	3%	1%	1%
Cold-Rolled	169	191	153	3%	4%	3%	1%	2%	1%
Galvanized	1,894	2,662	2,249	36%	53%	51%	12%	21%	20%
Tin Plate	655	523	389	13%	10%	9%	4%	4%	3%
Long Steel	2,051	1,520	1,451	39%	30%	33%	13%	12%	13%

Subtotal	5,195	5,040	4,390	100%	100%	100%	34%	40%	39%

Total Sales
Slabs	3	2	0
Hot-Rolled	3,253	2,278	1,777
Cold-Rolled	1,874	1,460	1,174
Galvanized	5,687	5,128	4,465
Tin Plate	2,004	1,871	2,035
Long Steel	2,518	1,945	1,755

Total	15,338	12,683	11,205

*% of net operating revenues in the market means the participation of each product line in our group of domestic sales and sales abroad and considers only revenues from products, excluding other revenues.

Accounting for Mining Production Utilized by Our Steel Production

We are currently self-sufficient for the iron ore used in our steel production, except for pellets. We extract iron ore from our CSN Mineração mines, which in 2018 provided approximately 5.2 million tons of iron ore. We sell the remainder of our iron ore production to third parties in Brazil and abroad.

We record the cost of iron ore for our steel production on our income statement in cost of products sold at its extraction cost plus transport cost from the mine. In 2018, 2017 and 2016, these costs were R$880 million, R$835 million and R$515 million, respectively.

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

Critical Accounting Estimates

We prepared our consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016 in accordance with IFRS, as issued by the IASB.

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

We assess financial assets for impairment at the end of each reporting period and we assess whether there is objective evidence that a financial asset or a group of financial assets is impaired.

Estimated Losses for Impairment of Accounts Receivable

In accordance with IFRS 9 – Financial Instruments, as of January 1, 2018, we implemented a new model of estimating the expected credit losses of accounts receivable, considering all possible loss events over the life of the receivables. We estimate these expected credit losses according to the loss rate by maturity range adopted by us since the initial recognition date of the account receivable. For the years ended December 31, 2016 and 2017, we did not use the expected losses model to estimate impairment of accounts receivable.

We consider customers’ history, default rate, financial condition and the opinion of our legal advisors in estimating expected losses for impairment of accounts receivable.

For further information on our estimates of expected losses for impairment of accounts receivable, as of January 1, 2018, see note 6 to our audited consolidated financial statements included elsewhere herein.

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

Derivatives

IFRS 9 – Financial Instruments requires that, as of January 1, 2018, we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure these instruments at fair value. We record changes in the fair value of derivatives in each period in our income statement in other comprehensive income, depending on whether we designate a transaction as an effective hedge. Our derivative instruments do not qualify for hedge accounting. We immediately record changes in the fair value of any of these derivative instruments in our income statement as financial income or financial expenses. We use derivatives for hedging purposes. We apply hedge accounting on our cash flow hedge in order to protect ourselves against exposure to changes in cash flows due to foreign currency risk associated with our debt and with highly probable forecast transactions that may affect our net results. Our hedging instrument are non-derivative monetary items. Therefore, we account for the effective portion of the foreign exchange gains and losses in other comprehensive income. We account for the ineffective portion of the gain or loss on the hedging instrument, if any, in income (loss). With respect to the fair value measurement, we must make assumptions as to future foreign currency exchange and interest rates.

Pension Plans

We sponsor certain pension plans for some of our retirees. We account for these benefits in accordance with IAS 19, Employee Benefits. The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions. These assumptions are described in note 27 to our audited consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries. We calculate our net obligation regarding pension plans individually for each plan by estimating the value of the future benefit that the employees accrue in return for services provided in the current period and in prior periods; we then discount this benefit to its present value. The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of our obligations and which are denominated in the same currency as the one in which we expect the benefits will be paid. A qualified actuary calculation annually by using the projected unit credit method.

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

Deferred tax assets on tax losses and temporary differences refer mainly to the following:

	Nature	Description
	Tax losses	Since a significant portion of our loans and financings are in our parent company, we have incurred tax losses mainly due to high financial expenses.
Temporary differences	Foreign exchange differences

Since 2012, we have opted for taxation on a cash basis. We have operated without a taxable profit, so it would not make sense to use this deductibility on an accrual basis. As a result of the cash basis tax treatment, taxes are only due and expenses are only deductible at the time of debt settlement.

	Losses on Usiminas shares	We recognize the losses on Usiminas shares on an accrual basis, but a taxable event will occur only at the time of divestment.
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

In this context, we follow a business plan to rebalance our financial and operating results, which main measures are:

•         expansion of divestment efforts;

•         reduction in financial leverage;

•         increase in sales volume resulting in improved operating results, higher product sales prices and efficiency in controlling production costs; and

•         reprofiling of our indebtedness through negotiations to extend the amortization periods and decentralization of debt by redirecting financing agreements to our subsidiaries according to the nature and application of resources.

With these measures in place, our management expects improved profitability and considers that gradual recognition of tax credits, using an initial projection period of less than 10 years, better reflects the expectation of utilization of the credits recognized in our tax books.

See further details in note 15.b. to our audited consolidated financial statements included elsewhere herein.

Provision for Risks, Contingencies and Disputed Taxes

We record provisions for risks relating to legal proceedings with respect to which we deem the likelihood of an unfavorable outcome to be probable and the loss can be reasonably estimated. This determination is made based on the opinion of our internal and external legal counsel. We believe we properly recognize these contingencies in our financial statements in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by us. We believe that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to Brazilian federal or state governments or to settle municipal tax obligations owed to the corresponding municipality. We do not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved. This occurs when a final irrevocable decision is rendered by the courts in Brazil and the amounts recoverable can be measured at reasonable precision. Our accounting for contingent tax credits is in accordance with accounting for contingent assets under IAS 37. Our accruals include interest on the tax obligations that we may offset with contingent tax credits or benefits at the interest rate defined in applicable tax law. The recorded accruals for these disputed taxes and other contingencies may change in the future due to new developments in each matter, such as changes in legislation, irrevocable, final judicial decisions specific to us or changes in approach, such as a change in settlement strategy. For further information on the judicial and administrative proceedings in which we are involved, see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

As of December 31, 2018, 2017 and 2016, we capitalized borrowing costs amounting to R$71.6 million, R$91.9 million and R$215.8 million, respectively. These costs are basically estimated for our mining projects related mainly to the Casa de Pedra expansion and TECAR.

Recently Issued Accounting Pronouncements Not Adopted by Us

The standards, amendments to standards and IFRS interpretations issued by the IASB that are not yet effective and were not early adopted by us for the year ended December 31, 2018 are described in note 2.z. to our audited consolidated financial statements included elsewhere herein.

Results of Operations

The following table presents certain financial information with respect to our operating results for each of the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
Income Statement Data:	2018(1)	2018	2017(2)	2016(2)
	(in millions of US$, except per share data)	(in millions of R$, except per share data)
Net operating revenues	5,927	22,969	18,525	17,149
Cost of products sold	(4,156)	(16,106)	(13,596)	(12,640)
Gross Profit	1,771	6,863	4,929	4,509
Operating expenses
Selling	(584)	(2,264)	(1,815)	(1,697)
General and Administrative	(127)	(494)	(416)	(518)
Equity in results of affiliated companies	35	136	109	65
Other Expenses	(343)	(1,331)	(647)	(1,077)
Other Income	1,042	4,036	824	663
Total	21	83	(1,945)	(2,564)

Operating income	1,793	6,946	2,984	1,945
Non-operating income (expenses), net
Financial income	338	1,311	295	644
Financial expenses	(724)	(2,806)	(2,759)	(3,166)

(Loss) income before taxes	1,407	5,451	520	(577)
Income tax
Current	(213)	(827)	(359)	(206)
Deferred	149	577	(50)	(60)

Net income (loss) from continuing operations	1,342	5,201	111	(843)

Net income (loss) from discontinued operations	-	-	-	(10)

Net Income (loss) for the period	1,342	5,201	111	(853)

Net income (loss) attributable to noncontrolling interest	33	126	101	82
Net income (loss) attributable to Companhia Siderúrgica Nacional	1,309	5,075	10	(935)

Basic earnings per common share	0.95354	3.69498	0.00757	(0.68876)
Diluted earnings per common share	0.95354	3.69498	0.00757	(0.68876)

(1)     Translated solely for the convenience of the reader at the rate of R$3.875 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2018, as reported by the Central Bank.

(2)     Due to the adoption of IFRS 9 and IFRS 15 as of January 1, 2018, which we did not apply retroactively, financial information as of and for the year ended December 31, 2018 is not comparable with financial information as of and for the years ended December 31, 2016 and 2017.

Year 2018 Compared to Year 2017

We maintain integrated operations in five business segments: steel, mining, logistics, cement and energy. We manage and control the performance of our various business segments considering our proportional interest in our jointly controlled entities, MRS and CBSI – Companhia Brasileira de Serviços de Infraestrutura, reflected in the figures presented below.

Our consolidated results for the years ended December 31, 2018 and 2017, by business segment are presented below:

R$ millions								Year ended December 31,2018
Consolidated Results	Steel	Mining	Port	Railroads	Energy	Cement	Corporate expenses/elimination	Consolidated
Net revenues	**15,634**	**5,985**	**266**	**1,506**	**411**	**588**	**(1,421)**	**22,969**
Domestic market	10,328	972	266	1,506	411	588	(2,719)	11,353
Foreign market	5,306	5,012					1,297	11,615
Total net revenue	**15,634**	**5,985**	**266**	**1,506**	**411**	**588**	**(1,421)**	**22,969**
Cost of sales and services	(12,613)	(3,586)	(190)	(1,049)	(287)	(544)	2,163	(16,106)
Gross profit	**3,021**	**2,399**	**76**	**457**	**124**	**44**	**742**	**6,863**
General and administrative expenses	(985)	(145)	(35)	(106)	(28)	(96)	(1,362)	(2,758)
Depreciation	609	367	20	259	17	115	(213)	1,175
Proportionate EBITDA of joint ventures							568	568
Adjusted EBITDA*	**2,645**	**2,621**	**61**	**610**	**113**	**63**	**(265)**	**5,849**

R$ millions								Year ended December 31,2017
Consolidated Results	Steel	Mining	Port	Railroads	Energy	Cement	Corporate expenses/elimination	Consolidated
Net revenues	**12,959**	**4,621**	**238**	**1,417**	**408**	**487**	**(1,605)**	**18,525**
Domestic market	7,819	829	238	1,417	408	487	(2,491)	8,706
Foreign market	5,140	3,792					886	9,818
Total net revenue	**12,959**	**4,621**	**238**	**1,417**	**408**	**487**	**(1,605)**	**18,525**
Cost of sales and services	(10,538)	(3,006)	(157)	(1,025)	(285)	(513)	1,927	(13,596)
Gross profit	**2,421**	**1,615**	**81**	**392**	**123**	**(26)**	**322**	**4,928**
General and administrative expenses	(964)	(159)	(28)	(95)	(27)	(81)	(877)	(2,231)
Depreciation	659	491	16	295	17	122	(190)	1,409
Proportionate EBITDA of joint ventures							538	538
Adjusted EBITDA*	**2,116**	**1,947**	**69**	**592**	**113**	**15**	**(207)**	**4,644**

*      Adjusted EBITDA is a measurement which helps us to assess the performance of our operations and our capacity to generate recurring operating cash, consisting of net income (loss) for the year less net financial income (expenses), income tax and social contribution, depreciation and amortization, equity in results of affiliated companies, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures. Although Adjusted EBITDA is an indicator used for performance measurement purposes, it is not a measurement recognized under IFRS. Therefore, it has no standard definition and may not be comparable with measurements using similar names provided by other companies. For the reconciliation of net income to EBITDA and Adjusted EBITDA, see note 26 to our audited consolidated financial statements included elsewhere herein.

Net Operating Revenues

Net operating revenues increased R$4,444 million, or 24%, from R$18,525 million in 2017 to R$22,969 million in 2018, mainly due to increased sales volume and prices in the steel and mining markets.

Net domestic revenues increased R$2,647 or 30%, from R$8,706 million in 2017 to R$11,353 million in 2018, while net revenues of exports and sales abroad increased 18%, from R$9,818 million in 2017 to R$11,615 million in 2018, driven by higher realized iron ore and steel prices and sales volume.

Steel

Steel net operating revenues increased R$2,675 million, or 21%, from R$12,959 million in 2017 to R$15,634 million in 2018, due to increases in steel prices across the chain throughout the year and, in the domestic market, average steel prices increased 13% as compared to 2017. Sales volume increased 3% from 4.9 million tons in 2017 to 5.1 million tons in 2018. Steel net domestic revenues increased R$2,510 million, or 32%, from R$7,819 million in 2017 to R$10,328 million in 2018.

Mining

Mining net operating revenues increased R$1,364 million, or 30%, from R$4,621 million in 2017 to R$5,985 million in 2018, due to an increase in prices and an increase of 7% in sales volume from 32.5 million tons in 2017 to 34.8 million tons in 2018.

Logistics

In 2018, net operating revenues from railway logistics were R$1,506 million and net operating revenues from port logistics were R$266 million, while in 2017, net operating revenues from railway logistics were R$1,417 million and net operating revenues from port logistics were R$238 million. Port logistics handled 584,000 tons of steel products, 210,000 tons of general cargo and 247,000 containers.

Energy

Our net operating revenues from the energy segment increased R$3 million, or 1%, from R$408 million in 2017 to R$411 million in 2018, mainly due to increased availability and energy sales in the free market.

Cost of Products Sold

Consolidated cost of products sold increased R$2,510 million, or 18%, from R$13,596 million in 2017 to R$16,106 million in 2018, due to higher raw materials prices, mainly due to the 18.5% appreciation of the U.S. dollar against the real in 2018, as well as an increase in volume sold.

Steel

Consolidated steel costs of products sold were R$12,613 million in 2018, representing a 20% increase as compared to R$10,538 million in 2017, mainly due to an increase in volume sold and in the price of raw materials and general maintenance.

Steel Production Cost	2018		2017		Variation 2018 Vs 2017
	R$ million	R$/ton	R$ million	R$/ton	R$ million	R$/ton
Raw Materials	5,414	1,364	4,524	1,072	890	292
Iron Ore	881	222	835	198	46	24
Coal	1,508	380	1,302	308	206	72
Coke	1,291	325	935	221	356	104
Coils	0	0	0	0	0	0
Metals	788	199	690	163	98	36
Outsourced Slabs	30	8	78	18	-48	-10
Pellets	467	118	390	92	77	26
Scrap	225	57	93	22	132	35
Other (1)	223	56	201	48	22	8
Labor	912	230	866	205	46	25
Other Production Costs	2,618	659	2,416	572	202	87
Energy / Fuel	1,179	297	982	233	197	64
Services and Maintenance	638	161	628	149	10	12
Tools and Supplies	354	89	316	75	38	14
Depreciation	390	98	432	102	-42	-4
Other	57	14	58	14	-1	0
Total	8,944	2,253	7,806	1,849	1,138	404

Mining

Our mining costs of products sold increased R$580 million, or 19%, from R$3,006 million in 2017 to R$3,586 million in 2018, mainly due to an increase in sales volume and an increased share of ore bought from third parties.

Logistics

Cost of services attributable to our logistics segment increased R$57 million, or 5%, from R$1,182 million in 2017 to R$1,239 million in 2018, mainly due to adjustments in fuel prices.

Energy

Cost of products sold attributable to our energy segment remained stable and was R$287 million in 2018.

Gross Profit

Gross profit increased R$1,935 million, or 39%, from R$4,928 million in 2017 to R$6,863 million in 2018, due to an increase of R$4,444 million in net revenues, which was partially offset by an increase of R$2,510 million in cost of products sold, as discussed above.

Steel

Gross profit in the steel segment increased R$599 million, or 25%, from R$2,421 million in 2017 to R$3,021 million in 2018, due to the reasons discussed above.

Mining

Our gross profit in the mining segment increased R$784 million, or 49%, from R$1,615 million in 2017 to R$2,399 million in 2018, due to the reasons discussed above.

Logistics

Gross profit in the logistics segment increased R$60 million, from R$473 million in 2017 to R$533 million in 2018, due to the reasons discussed above.

Cement

Gross profit in the cement segment increased R$70 million, or 272%, from a loss of R$26 million in 2017 to a gain of R$44 million in 2018, due to the reasons discussed above.

Energy

Gross profit in the energy segment increased R$1 million, or 1%, from R$123 million in 2017 to R$124 million in 2018, due to the reasons discussed above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased R$527 million, or 24%, from R$2,231 million in 2017 to R$2,758 million in 2018. Selling expenses increased R$449 million, or 25%, from R$1,815 million in 2017 to R$2,264 million in 2018, mainly due to an increase in average freight rates. General and administrative expenses increased R$78 million, or 19%, from R$416 million in 2017 to R$494 million in 2018, due to a change in the allocation of indirect expenses.

Other Operating Income (Expenses)

Other operating income (expenses) increased R$2,528 million from a net operating expense of R$177 million in 2017 to a net operating income of R$2,705 million in 2018.

Other operating income increased R$3,212 million from R$824 million in 2017 to R$4,036 million in 2018, mainly due to recognition of tax credits from the PIS and COFINS calculation basis of prior years in the amount of R$1,102 million, a gain generated from Usiminas’ shares measured at fair value through profit or loss in the amount of R$1,656 million and R$1,164 million recognized from the sale of Heartland Steel Processing, LLC.

Other operating expenses increased R$684 million, from R$647 million in 2017 to R$1,331million in 2018, mainly due to the revision of the annual transportation plan with MRS, which we recognized as operating expenses of R$104 million and cash flow hedge accounting realized in the amount of R$370 million.

Equity in Results of Affiliated Companies

Equity in results of affiliated companies increased R27 million, or 24%, from income of R$109 million in 2017 to R$136 million in 2018, mainly due to better results in MRS.

Operating Income

Operating income increased R$3,963 million, or 133%, from R$2,984 million in 2017 to R$6,947 million in 2018, due to the reasons discussed above.

Financial Income (Expenses), Net

Financial income (expenses) generated net financial expenses of R$1,496 million in 2018, as compared to net financial expenses of R$2,464 million in 2017, representing a decrease of R$968 million. This was mainly due to recognition of monetary adjustment applicable on tax credits of PIS and COFINS that had been over-collected since 2001. These overpayments were due to the Brazilian government’s calculation methodology for these taxes, which included the state value-added tax embedded in local sales invoices in the basis of taxable revenues. Along with other Brazilian companies, we disputed the inclusion of the state value-added tax in the basis of taxable revenues and, in 2018, we received a final favorable decision. Accordingly, we recognized these tax credits as other operating income and the corresponding monetary correction as financial income.

Income Taxes

Income tax expense in Brazil refers to federal income tax and social contribution. The statutory rates for these taxes applicable to the periods presented herein were 25% for federal income tax and 9% for social contribution. Adjustments are made to income in order to reach the effective tax expense or benefit for each fiscal year. As a result, our effective tax rate between fiscal years is volatile.

At statutory rates, we had a tax expense of R$1,853 million in 2018 and R$177 million in 2017, which represents 34% of our income before taxes. After adjustments to meet the effective rates, we recorded an expense for income tax and social contribution of R$250 million in 2018, as compared to an expense of R$409 million in 2017. Expressed as a percentage of pretax income, our effective income tax rate was 79% in 2017 and 5% in 2018. For the year ended December 31, 2018, adjustments to meet the effective income tax rate amounted to income of R$1,603 million, mainly due to recognition of R$972 million related to deferred income tax and social contribution on temporary differences, a positive impact of R$836 million related to reversal of tax credits previously recognized, which was partially offset by other minor items that comprise our reconciliation of our statutory income tax rate to our effective income tax rate, including adjustments related to equity results, results of subsidiaries taxed at different rates or not taxed, transfer price adjustments and tax incentives, among others, which net tax result was an expense of R$205 million.

For further information, see note 15.a. to our audited consolidated financial statements included elsewhere herein.

It is not possible to predict future adjustments to federal income tax and social contribution statutory rates, as they depend on interest on shareholders’ equity, tax incentives and non-taxable factors, including income from offshore operations and tax losses from offshore operations.

Net Income (Loss) for the Year

In 2018, we recorded net income of R$5,201 million, as compared to R$111 million in 2017. The increase of R$5,090 million was due to the reasons discussed above.

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

Our consolidated results for the years ended December 31, 2017 and 2016, by business segment are presented below:

R$ millions

Year Ended December 31, 2017

Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Eliminations	Consolidated
Net operating revenues (note 21)	**12,959**	**4,621**	**238**	**1,417**	**408**	**487**	**(1,605)**	**18,525**
Domestic Market	7,819	829	238	1,417	408	487	(2,491)	8,707
Export Market	5,140	3,792					886	9,818
Cost of goods sold	(10,538)	(3,006)	(157)	(1,025)	(285)	(513)	1,927	(13,597)
Gross profit	**2,421**	**1,615**	**81**	**392**	**123**	**(26)**	**322**	**4,928**
General and administrative expenses	(964)	(159)	(28)	(95)	(27)	(81)	(877)	(2,231)
Depreciation (note 22)	659	491	16	295	16	122	(190)	1,409
Proportionate EBITDA of joint ventures							538	538
Adjusted EBITDA*	**2,116**	**1,947**	**69**	**592**	**112**	**15**	**(207)**	**4,644**

R$ millions

Year Ended December 31, 2016

Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Eliminations	Consolidated
Net operating revenues (note 21)	**11,516**	**4,582**	**208**	**1,320**	**269**	**491**	**(1,237)**	**17,149**
Domestic Market	6,980	542	208	1,320	269	491	(2,080)	7,730
Export Market	4,536	4,040	-	-	-	-	843	9,419
Cost of goods sold	(9,393)	(3,099)	(142)	(914)	(196)	(467)	1,572	(12,640)
Gross profit	**2,123**	**1,483**	**66**	**406**	**73**	**24**	**335**	**4,509**
General and administrative expenses	(915)	(185)	(25)	(83)	(25)	(75)	(907)	(2,215)
Depreciation (note 22)	679	461	13	228	17	73	(193)	1,279
Proportionate EBITDA of joint ventures							502	502
Adjusted EBITDA*	**1,887**	**1,759**	**54**	**551**	**65**	**22**	**(263)**	**4,075**

*      Adjusted EBITDA is a measurement which helps us to assess the performance of our operations and our capacity to generate recurring operating cash, consisting of net income (loss) for the year less net financial income (expenses), income tax and social contribution, depreciation and amortization, equity in results of affiliated companies, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures. Although Adjusted EBITDA is an indicator used for performance measurement purposes, it is not a measurement recognized under IFRS. Therefore, it has no standard definition and may not be comparable with measurements using similar names provided by other companies. For the reconciliation of net income to EBITDA and Adjusted EBITDA, see note 26 to our audited consolidated financial statements included elsewhere herein.

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

Steel

Steel net operating revenues increased R$1,443 million, or 13%, from R$11,516 million in 2016 to R$12,959 million in 2017, due to the higher price of steel commercialized both in the domestic market and in the foreign market and the maintenance of sales volumes of coated products. Average steel prices increased by 12% in 2017 versus the previous year. Sales volume increased 1% from 4.9 million tons in 2016 to 4.9 million tons in 2017. Steel net domestic revenues increased R$839 million, or 12%, from R$6,980 million in 2016 to R$7,819 million in 2017, due to higher prices. Sales volume increased 2%, from 2.8 million tons in 2016 to 2.8 million tons in 2017.

Steel net revenues from exports and sales abroad increased R$604 million, or 13%, from R$4,536 million in 2016 to R$5,140 million in 2017. Sales volume increased 0.5% and remained approximately 2.1 million tons in 2016 and in 2017.

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

Mining net domestic revenues increased R$287 million, from R$542 million in 2016 to R$829 million in 2017, due to an increase in the volume of iron ore sold from the Presidente Vargas Steelworks in the domestic market.

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

Steel Production Cost	2017		2016		Variation 2017 Vs. 2016	
	R$million	R$/ ton	R$million	R$/ ton	R$million	R$/ ton
Raw Materials	**4,524**	**1,072**	**2,841**	**874**	**1,683**	**196**
Iron Ore	835	198	515	159	320	39
Coal	1,302	308	635	195	667	113
Coke	935	221	446	137	489	84
Coils	0	0	49	15	-49	-15
Metals	690	163	511	157	179	6
Outsourced Slabs	78	18	285	88	-207	-70
Pellets	390	92	161	50	229	42
Scrap	93	22	18	6	75	16
Other[1]	201	48	222	68	-21	-20
Labor	**866**	**205**	**759**	**233**	**107**	**-28**
Other Production Costs	**2,416**	**572**	**2,044**	**629**	**372**	**-57**
Energy / Fuel	1,173	278	617	190	556	88
Services and Maintenance	753	178	559	172	194	6
Tools and Supplies	0	0	249	77	-249	-77
Depreciation	432	102	399	123	33	-21
Other	58	14	220	68	-162	-54
Total	**7,806**	**1,849**	**5,644**	**1,737**	**2,162**	**110**

[1] Includes limestone and dolomite

Mining

Our mining costs of products sold decreased R$93 million, or 3%, from R$3,099 million in 2016 to R$3,006 million in 2017, mainly due to the lower volume sold.

Logistics

Cost of services attributable to our logistics segment increased R$126 million, or 12%, from R$1,056 million in 2016 to R$1,182 million in 2017, due to increase in railway logistics costs, mainly due to the 16% increase in tons per kilometer transported by FTL. For port logistics services, TECON handled 990,000 tons of steel products, representing a 23% increase as compared to 2016, 9,000 tons of general cargo and 188,000 containers.

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

Other Operating Income (Expenses)

Other operating income (expenses) decreased R$590 million from a net operating expense of R$413 million in 2016 to a net operating income of R$177 million in 2017, mainly due to the gain recorded from the recognition of inflationary compensation from judicial discussions. We also had a significant impact in other operating expenses in 2016 related to the impairment loss of R$388 million we recorded from our investment in TLSA. In 2013, we lost control in TLSA when TLSA’s shareholders approved its disproportional spin-off, which segregated Railway System I (“RS I”) and Railway System II (“RS II”), which had formerly comprised the Northeast Railway System concession.

As a result of the spin-off, RS I assets were merged into FTL, a subsidiary of ours, and RS II assets remained under TLSA. Pursuant to an agreement among TLSA’s shareholders executed on the spin-off date, TLSA became a joint venture subject to joint control of CSN and one of the Brazilian government entities comprising a public block. We and the public block carry joint rights in TLSA’s material company decisions and ordinary course of business, including budgeting, internal policies, capital expenditures and debt profile. These joint rights effectively confer veto rights over certain material company decisions. This new control structure resulted in our loss of control over TLSA, pursuant to criteria set forth in IFRS 10 – Consolidated Financial Statements, and triggered the recognition of the fair value allocated to TLSA in loss of control.

Upon the spin-off, as of December 31, 2013, in accordance with paragraphs 25, B97-B99A, of IFRS 10, we deconsolidated all TLSA assets, liabilities and non-controlling interests, and began recognizing our remaining interest in TLSA as an equity method investment, initially measured at fair value as of the spin-off date pursuant to guidance in IFRS 13 – Fair Value Measurement, and subsequently pursuant to IAS 28 – Investments in Associates and Joint Ventures.

TLSA remains a pre-operational entity and its concession period is set to expire at the end of 2057.

Upon the spin-off and loss of control, we determined the fair value of our remaining interest in TLSA in accordance with IFRS 13. We used the income approach technique to determine the fair value of future cash flows from investments in and net revenues generated and expenses incurred by the RS II, considering (i) TLSA’s business plan, which includes system capacity volumes for each type of good transported and market prices and conditions; (ii) TLSA’s concession agreement’s expiration in 2057; (iii) the cap on the rate of return established in TLSA’s concession agreement of 6.75% per annum, plus inflation, as calculated by the national broad consumer price index, during the life of the concession; and (iv) the concession agreement’s early expiration if the rate of return reaches the cap before 2057.

The impairment loss of R$388 million recorded as other operating expenses in 2016 represented the write-down of our investment in TLSA and did not represent our proportional amount of any impairment loss recognized by TLSA. The impairment loss was triggered in 2016 due to (i) additional delays in the RS II stemming from delays in the public block’s funding as a result of ongoing inspections by governmental agencies (funding would not be granted until completion of the inspections), which delays were not compensated by an extended concession period, and (ii) an increase in the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo), or TJLP, from 5.5% in 2015 to 7.5% in 2016, which increased TLSA’s cost of financing its loans.

The construction of the RS II has experienced delays, and the commencement of its operations, originally scheduled for 2017, has been repeatedly postponed. In 2016, a two-year delay in the commencement of the RS II’s operations without any extension in its concession period meant we had two years less to recover our investment in TLSA than originally calculated.

In spite of the RS II’s delays, TLSA concluded that its discounted cash flow model (“DCF”) did not present impairment in its long-lived assets, meaning TLSA remained fully recoverable since 2013 and did not record any impairment loss on its long-lived assets. In parallel, we test for impairment in our interest in TLSA annually, considering the guidance in paragraphs 41A and 41C of IAS 28. In 2016, our assessment of potential impairment loss comprised (i) review of TLSA’s own evaluation of impairment of its long-lived assets under the DCF model and (ii) CSN’s adjustments to the impairment model prepared by TLSA to reflect the dividend distribution model (“DDM”), under which we project expected dividends, pursuant to the profitability set forth in TLSA’s DCF model.

We followed the steps described below in our DDM:

1.    Review and challenge of TLSA’s nominal cash flows under TLSA’s DCF model;

2.    Our interest in TLSA has been diluted over the years and will be further diluted because the remaining capital contributions scheduled for each shareholder are different until the RS II’s completion, and we have the lowest capital contribution remaining; accordingly, our projection of cash inflows from dividends considers our percentage of ownership each year after dilutions, depending on the capital contributions scheduled for each shareholder; and

3.    Discounting of estimated cash inflows from dividends to present value considering the cost of equity embedded in TLSA’s weighted average cost of capital.

Despite different methodologies, the DCF model and the DDM tend to present similar results, as set forth in paragraph 42 of IAS 28. However, in the case of our interest in TLSA, the two models presented different results in 2016 because, due to the delay in the RS II, the cost of equity used in the DDM to discount dividends to present value was significantly higher than the weighted average cost of capital used in the DCF model. Accordingly, in 2016, the DDM presented a lower present value than the DCF, which reduced the fair value amount that we attributed to our interest in TLSA.

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

Income Taxes

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

For further information, see note 15.a. to our audited consolidated financial statements included elsewhere herein.

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

In order to better reflect the effect of exchange rate fluctuations on our financial statements, we designate part of our U.S. dollar-denominated liabilities as a hedge for future exports. As a result, we temporarily record the exchange rate variation arising from these liabilities directly in net equity as “other comprehensive income,” which amounted to R$1,441 million as of December 31, 2018. This amount is transferred to our income statement when exports occur, thus allowing impacts from the exchange rate fluctuations on liabilities and on export revenues to be recorded simultaneously. For more information, see note 13.b. to our audited consolidated financial statements included elsewhere herein.

5B. Liquidity and Capital Resources

Overview

Our main uses of funds are capital expenditures and debt repayments. We have historically met these requirements with cash generated by our operating activities and through the issuance of short and long-term debt instruments. In 2018, we met our cash needs primarily through a combination of operating cash flow, cash and cash equivalents on hand, cash from asset sales and newly issued long-term debt instruments in order to repay the portion of our total debt maturing in 2018.

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

Sources of Funds and Working Capital

Cash Flows

Cash and cash equivalents decreased by R$1,164 million in 2018, compared to a decrease of R$1,460 million in 2017 and a decrease of R$2,990 million in 2016.

Operating Activities

Cash provided by operating activities was R$2,208 million in 2018 and R$572 million in 2017. The increase of R$1,636 million was mainly due to the following events:

•         in 2018, our results of operations improved and our consolidated net income was R$5,201 million, as compared to consolidated net income of R$111 million in 2017, which represented an increase of R$5,090 million, mainly due to:

o    R$2,208 million in tax credits of PIS and COFINS recognized in 2018 as a result of overpayments in prior years, which we challenged in court and for which we received a final favorable decision;

o    R$1,164 million from the sale of our subsidiary Heartland Steel Processing, LLC in 2018; and

o    R$1,656 million from accumulated appreciation of our shares in Usiminas, which we recorded in other comprehensive income in net equity and, upon adoption of IFRS 9 as of January 1, 2018, we recorded as income.

Cash provided by operating activities was R$276 million in 2016, which represented a variation of R$296 million as compared to cash provided by operating activities in 2017, mainly due to the following events:

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

•         impact of monetary and exchange variations, net, mainly due to the fluctuation of the U.S. dollar exchange rate; and

•         monetary adjustment related to Eletrobrás compulsory loan of R$755 million; and

•         working capital variation mainly due to inventories from a 40% increase in the production of slab.

Investing Activities

Cash used in investing activities was R$98 million in 2018, R$1,049 million in 2017 and R$2,305 million in 2016. The decrease of R$951 million in cash used in investing activities from 2017 to 2018 was mainly due to net cash received from the sale of Heartland Steel Processing, LLC in the amount of R$1,670 million, which was partially offset by capital expenditures of R$1,536 million in 2018, as compared to R$1,059 million in 2017, which represented an increase of R$477 million, and withdrawals of R$168 million in financial investments in 2018. The decrease of R$1,256 million in cash used in investing activities from 2016 to 2017 was mainly due to (i) a reduction in operations with derivatives and (ii) a reduction in acquisitions of property, plant and equipment.

Financing Activities

Cash used in financing activities was R$3,257 million in 2018, R$994 million in 2017 and R$883 million in 2016. The increase of R$2,263 million from 2017 to 2018 was mainly due to:

•         an increase of R$3,492 million in debt amortizations to R$5,020 million in 2018, as compared to R$1,528 million in 2017, which was partially offset by an increase of R$1,611 million in new borrowings in 2018, from R$534 million in 2017 to R$2,144 million in 2018;

•         R$502 million in dividends paid in 2018;

•         R$213 million in cash from the sale of treasury shares.

Trade Accounts Receivable Turnover Ratio

Our trade accounts receivable turnover ratio, which is the ratio between our trade accounts receivable and our net operating revenues, measured in days of sales, decreased by one day to 34 days as of December 31, 2017, as compared to 35 days as of December 31, 2016 and 27 days as of December 31, 2018.

Inventory Turnover Ratio

Our inventory turnover ratio, which we measure by dividing our inventories by our annualized cost of products sold, measured in days of cost of products sold, was 97 days, 95 days and 99 days as of December 31, 2016, 2017 and 2018, respectively.

Trade Accounts Payable Turnover Ratio

Our trade accounts payable turnover ratio, which we measure by dividing our trade accounts payable by our annualized cost of products sold, measured in days of cost of products sold, was 51 days, 62 days and 78 days as of December 31, 2016, 2017 and 2018, respectively. This extension in payment terms reflects our renegotiation of commercial terms with our suppliers and contractors.

 Liquidity Management

Given the capital intensive and cyclical nature of our industry and the generally volatile Brazilian macroeconomic environment, we retain sufficient cash on hand to run our operations and to meet our short-term financial obligations. As of December 31, 2018, cash and cash equivalents were R$2,248 million, as compared to R$3,412 million as of December 31, 2017 and R$4,871 million as of December 31, 2016.

As of December 31, 2018, our short-term and long-term indebtedness accounted for 20% and 80%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately seven years, considering a 40-year term for the perpetual bonds issued in September 2010.

Capital Expenditures and Investments

We invested R$1,229 million in 2018, mainly in:

•         R$579 million in steel: sustaining investments in coke plants at Presidente Vargas Steelworks and its technological modernization projects, as well as maintenance projects in all our steel plants;

•         R$480 million in mining: projects in iron ore beneficiation, increase in iron ore quality, maintenance of tailings dams and sustaining investments in all our mining facilities; and

•         R$72 million in cement: sustaining projects in the Volta Redonda and Arcos plants.

In 2018, we focused and prioritized our investments in implementing sustaining projects to maintain our operational capability and to comply with environmental and safety requirements.

We invested R$1,025 million in 2017, mainly in:

•         conclusion of the High Intensity Magnetic Separator project in the Casa de Pedra Mine, with capacity to produce 1.3 Mtpy of pellet feed from plant tailings;

•         extension of the economic life of coke batteries in the Presidente Vargas Plant; and

•         conclusion of the carbochemical cooling water recycling project, reducing effluent discharge and water demand.

Of our total investments in 2017, R$256 million were for spare parts and R$601 million were for maintenance investments.

We expect to meet our liquidity requirements from cash generated from operations, and, if needed, the issuance of debt securities. For details on our Planned Investments see “Item 4D. Property, Plant and Equipment—Acquisitions and Dispositions.”

Debt and Derivative Instruments

As of December 31, 2018 and 2017, our total debt (composed of current and non-current portions of borrowings and financings) was R$28,827 million and R$29,511 million (including transactions costs), respectively, which represents 288% and 356% of shareholders’ equity as of December 31, 2018 and 2017, respectively. As of December 31, 2018, our short-term debt (composed of current borrowings and financings, which includes current portion of long-term debt) totaled R$5,653 million and our long-term debt (composed of non-current borrowings and financings) totaled R$23,174 million.

As of December 31, 2018, approximately 44% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars.

Our policy is to protect ourselves against foreign exchange losses and interest rate losses on our debt, which we do through hedge accounting.

The following table sets forth our borrowings, financing and debentures, which we record at amortized cost:

	Consolidated
	Current liabilities	Non-current liabilities
	As of December 31, 2018	As of December 31, 2018

Debt agreements in the international market
Variable interest:
US$
Prepayment	1,016,737	3,830,240
Fixed interest:
US$
Bonds, Perpetual Bonds and ACC	2,490,178	8,613,491
Intercompany
EUR
Others	181,056	106,535
	3,687,971	12,550,266

Debt agreements in Brazil
Securities with variable interest in:
R$
BNDES/FINAME, Debentures, NCE and CCB	1,890,450	10,710,678
Securities with fixed interest in:
R$
Prepayment	103,376
	1,993,826	10,710,678
Total borrowings and financing	5,681,797	23,260,944
Transaction costs and issue premiums	(28,358)	(87,309)
Total borrowings and financing + transaction costs	5,653,439	23,173,635

See further details in note 12 to our audited consolidated financial statements included elsewhere herein.

The following table sets forth the average interest rate of our borrowings and financing:

		Consolidated
		As of December 31, 2018
	Average interest rate(*)	Total Debt (in thousands of R$)
US$	5.88%	15,950,646
R$	8.19%	12,704,504
EUR	3.88%	287,591
		28,942,741

(*)   In order to determine the average interest rates for our borrowings and financing agreements with floating rates, we used rates as of December 31, 2018.

Maturity Profile

In February 2018 and August 2018, we renegotiated the amortization schedules of our debt with Banco do Brasil and Caixa Econômica Federal, our principal creditors, which debt represented approximately 24% and 25%, respectively, of our aggregate consolidated indebtedness as of December 31, 2017, so as to soften the amortization profiles and extend the maturities of these debts, the duration of which we increased from 26 months to 49 months and from 20 months to 38 months, respectively. As part of these renegotiations, we granted certain collateral, including in the form of pledges over a portion of shares we hold in Usiminas. We have agreed with these creditors to sell the pledged shares by the agreed deadline, and to use the proceeds from these sales for amortization payments under the amended financings.

In February 2018, we issued US$350 million in aggregate principal amount of 7.625% senior notes due 2023, the proceeds of which we used in cancelling US$356 million in aggregate principal amount of outstanding 6.875% senior notes due 2019 and 6.50% senior notes due 2020 issued by our subsidiaries CSN Islands XI Corp. and CSN Resources S.A., respectively.

Between April 2018 and October 2018, we had ACCs (Adiantamento sobre Contrato de Câmbio) outstanding in an aggregate principal amount of US$121.5 million with Banco do Brasil with short-term maturity and in August 2018, we had ACCs outstanding in an aggregate principal amount of US$33.6 million with Banco Santander with short-term maturity. In addition, in October 2018, we amortized US$135.6 million of the amount outstanding under a short-term debt with Banco Bradesco.

In November 2018, we renegotiated US$250 million of our debt with Santander to extend its maturity from 2019 to 2022.

In January 2019, we issued R$1,950 million in aggregate principal amount of our 10th series of non-convertible debentures with a five year maturity. We used all proceeds from this issuance to pay part of our outstanding debt with Caixa Econômica Federal.

In February 2019, CSN Mineração entered into an export prepayment agreement for the supply of approximately 22 million tons of iron ore over five years with Glencore International AG in an aggregate principal amount of US$500 million.

In March 2019, we renegotiated our pre-export finance agreement entered into with Caterpillar Financial Services Corporation in an aggregate principal amount of US$148 million, which is secured by a pledge over certain equipment.

The following chart sets forth our amortization schedule before and after our renegotiations in 2018:

The table below sets forth the maturity profile of our long-term debt as of December 31, 2018, gross of transaction costs and premiums on issuance. We have since extended our maturity profile as a result of debt issuances, debt repurchases and renegotiations in early 2018.

Maturity in	Principal Amount
(in thousands of R$)
2020	6,753,338
2021	3,439,268
2022	3,182,553
2023	4,082,376
2024	1,343,735
After 2024	584,874
Perpetual bonds	3,874,800
Total	23,260,944

5C. Research and Development and Innovation

Innovation is part of our essence as a pioneer in production and market solutions, always committed to quality and to the search for new initiatives to provide greater added value to our customers and stakeholders.

In 2018, we strengthened our commitment to innovative and energy-efficient projects and processes and environmental consciousness through INOVA CSN, our strategic innovation plan. This plan connects us to national and international technological and scientific development. It also led to our development of advanced high strength steel on an industrial scale for the automotive industry.

We invest in intellectual property rights management, which covers our branding, patents and industrial designs, in order to ensure appropriate protection and to permit technology transfer agreements.

5D. Trend Information

Steel

The WSA estimates that global steel demand, including China, will reach 1.68 billion tons in 2019, which would represent a 1.4% increase as compared to 2018. The IABr estimates that Brazilian steel sales will be 20.0 million tons in 2019, with apparent consumption of 22.4 million tons.

Mining

After a sharp increase of 22% in average iron ore prices to US$71.32/dmt (Platts, Fe 62%) in 2017 from US$58.45/dmt in 2016, the seaborne iron ore market remained stable, supported by significant investments in infrastructure and construction, healthy margins in steel mill and tight iron ore supply. Iron ore prices registered a minimum level of US$62.50/dmt in July 2018 and reached an average of US$69.46/dmt in 2018.

Chinese annual iron ore imports remained steady at 1.06 billion tons in 2018, as compared to 1.07 billion tons in 2017, while the global seaborne iron ore market grew in 2018 by 0.9% to 1.49 billion tons. Following the Vale accident at Córrego do Feijão dam in Brumadinho, Minas Gerais, in January 2019, supply disruption continues to press seaborne iron ore prices, which reached an average of US$87.33/dmt (Platts, Fe62%, N. China) in February 2019.

5E. Off-Balance Sheet Arrangements

In addition to the debt that is reflected on our balance sheet, we are contingently liable for off-balance concession payments and “take-or-pay” contractual obligations. The following table summarizes our off-balance sheet obligations:

Contingent Liability with Respect to Consolidated and Non-Consolidated Entities as of December 31, 2018

	Aggregate Amount	Maturity
	(in millions of R$)
Guarantees of Debt:
Transnordestina	2,152	Until 09/19/2056 and indefinite

Concession	Type of service	2019	2020	2021	After 2021	Total

FTL (Ferrovia Transnordestina Logística)	30-year concession granted on December 31, 1997, renewable for another 30 years, to develop public service and operating the railway system in northeastern Brazil. The northeastern railway system covers 4,238 km of railway network and operates in Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	9,396	9,396	9,396	50,895	79,083
CSN Mineração S.A.	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that make up the Port of Itaguaí, located in Rio de Janeiro. The concession was renewable and the agreement expires in 2047.	133,021	133,021	133,021	3,458,541	3,857,604
Sepetiba Tecon S.A.	25-year concession started in July 2001. On May 10, 2017, Decree No. 9,048 was approved, which changes the concession extension period for port operations. The requested extension period, added to the initial period, cannot exceed 70 years.	33,779	35,176	36,638	175,053	280,646
		176,196	177,593	179,055	3,684,489	4,217,333

“Take-or-Pay” Contractual Obligations

Payments Period
Type of service	2017	2018	2019	2020	2021	After 2021	Total
Transportation of iron ore, coal, coke, steel products, cement and mining products.	957,373	406,920	1.024,674	962,399	831,166	3,761,232	6,579,471
Supply of power, natural gas, oxygen, nitrogen, argon, iron ore pellets, coal and clinker.	563,743	658,166	453,801	40,780	8,419		503,000
Processing of furnace sludge and slag generated during pig iron and steel production.	8,880	9,467	7,074	7,074	7,074	8,842	30,064
Manufacturing, repair, recovery and production of ingot casting machine units.	52,103	21,533	7,968	3,246	3,246	5,952	20,412
	1,582,099	1,096,086	1,493,517	1,013,499	849,905	3,776,026	7,132,947

Guarantees of Debt

We guarantee 100% of the loans granted by BNDES and Banco do Nordeste/FNE to TLSA and 50.97% of the debentures held by FDNE and issued by TLSA. The aggregate principal amount of debt outstanding under the debentures guaranteed by us as of December 31, 2018 was R$2,152 million.

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

Contingent Liability for Concession Payments

FTL (Ferrovia Transnordestina Logística)

As of December 31, 2018, we held 90.78% of the capital stock of FTL, which has a concession to operate the Northeastern Railway System I until 2027, renewable for an additional 30 years. As of December 31, 2017, FTL had R$90.7 million in concession payments outstanding over the remaining 10 years of the concession

CSN Mineração S.A.

We hold the concession to operate TECAR, a solid bulks terminal, one of four terminals that form the Itaguaí Port, located in the state of Rio de Janeiro. In 2015, we achieved the anticipated contract renewal for 25 more years and, accordingly, the expiration date was extended from 2022 to 2047. Itaguaí Port, in turn, is connected to the Presidente Vargas Steelworks and CSN Mineração by the Southeastern railway system. Our imports of coal and coke and exports of iron ore occur through this terminal. Under the terms of the concession, we must unload at least 3.0 million tons of coal and coke annually and, as of 2020, we must ship 38.4 million tons of iron ore annually.

As of December 31, 2018, R$3,858 million was outstanding over the remaining 29 years of the concession.

Sepetiba Tecon S.A.

We indirectly own 100% of TECON, which has a concession to operate the container terminal at Itaguaí Port for a 25-year term expiring in 2026, renewable for another 25 years. As of December 31, 2018, approximately R$281 million of the cost of the concession was outstanding and payable over the remaining eight years of the concession. For more information, see “Item 4D. Property, Plant and Equipment—Acquisitions and Dispositions.”

Transportation of Iron Ore, Coal, Coke, Steel Products, Cement and Mining Products

MRS Logística S.A.

Transportation of Iron Ore, Coal and Coke to Volta Redonda

In 2018, the volume set for iron ore and pellets was 6.4 mkt and the volume set for coal, coke and other smelter products was 3.0 mkt with a guarantee of payment of at least 85% of forecast annual revenue.

Transportation of Iron Ore for Export from Itaguaí

In 2018, the volume set for iron ore was 32.2 mkt, with a guarantee of payment of at least 85%. We may increase by up to 10% or decrease by up to 15% the volume set in the agreement every year, considering the volume informed in the previous year.

Transportation of Steel Products

In 2018, the volume set for steel products was 1.7 Mkt, with a guarantee of payment of at least 80%. The agreement covers the transportation of steel products from the Presidente Vargas Steelworks to third party terminals and customers.

Cement Transportation

This agreement covers transportation of bagged cement from the Presidente Vargas cement plant to our terminals. In 2018, the volume set was 633.6 Kt, with a guarantee of payment of at least 80%.

Ferrovia Centro Atlântica

Transportation of Limestone

This agreement covers transportation of limestone from the city of Arcos to the city of Volta Redonda. In 2018, the volume set for limestone was 1.8 Mkt, with 70% of performance volume guarantee.

Transportation of Clinker

This agreement covers transportation of clinker products from the city of Arcos to the city of Volta Redonda. In 2018, the volume set was 660 Kt, with a guarantee of payment of at least 90%.

The calculation of “take-or-pay” contracts considers the total volume performed in clinker and limestone contracts, regardless of the percentage transported of each.

Supply of Power, Natural Gas, Oxygen, Nitrogen, Argon and Iron Ore Pellets

We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas Steelworks. These gases are supplied by a third party under a long-term contract from its gas production facilities located on the Presidente Vargas Steelworks site. In 2017, we used 513,140 tons of oxygen to produce 3.0 million tons of crude steel. To secure gas supply (oxygen, nitrogen and argon), in 1994, we signed a 22-year “take-or-pay” agreement with White Martins under which we are committed to acquire at least 90% of the gas volume guaranteed in the contract. Under the terms of the agreement, we are not required to advance funds raised against future processing charges if White Martins is unable to meet its financial obligations. The original term of the contract ended in November 2016; however, White Martins continues to supply gas while we negotiate a new contract.

5F. Tabular Disclosure of Contractual Obligations

The following table presents our long-term contractual obligations as of December 31, 2018:

	Payment due by period
	(in millions of R$)

Contractual Obligations		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

Long-term accrued finance charges(1)	13,041	1,775	2,379	1,283	7,604
Taxes payable in installments	94	20	18	18	38
Long-term debt(2)	23,174	0	10,147	7,235	5,792
“Take-or-pay” contracts	7,133	1,494	1,864	1,676	2,099
Derivatives swap agreements(3)	0	0	0	0	0
Concession agreements(4)	4,217	176	357	362	3,322

Purchase Obligations
Raw materials(5)	2,988	2,981	8	0	0
Maintenance(6)	521	305	216	440	0
Utilities/Fuel(7)	2,600	2,240	340	16	5
Total	6,109	5,525	563	16	5

(1)   These accrued finance charges refer to the cash outflow related to the contractual interest expense of our long-term debt and were calculated using the contractual interest rates taken forward to the maturity dates of each contract.

(2)   These amounts were presented net of transaction costs and issue premiums.

(3)   We had no derivative swap agreement as of December 31, 2018.

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

Our board of directors is responsible for setting general guidelines and policies for our business and our board of executive officers is responsible for the implementation of such guidelines and policies and for our day-to-day operations. As of the date of this annual report, our board of directors comprised one chairman and four members, and our board of executive officers was comprised of our chief executive officer and four executive officers.

Our directors and executive officers as of the date of this annual report are:

Name	Position	Age(1)	First Elected on	Last Elected on
Board of Directors
Benjamin Steinbruch	Chairman	65	April 23, 1993	July 3, 2017
Fabiam Franklin	Member	51	April 28, 2016	July 3, 2017
Yoshiaki Nakano	Member	74	April 29, 2004	July 3, 2017
Antonio Bernardo Vieira Maia	Member	59	April 30, 2013	July 3, 2017
Léo Steinbruch	Member	50	April 28, 2015	July 3, 2017

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer	65	April 30, 2002	September 29, 2017
David Moise Salama	Executive Officer	52	August 2, 2011	September 29, 2017
Luis Fernando Barbosa Martinez	Executive Officer	55	August 2, 2011	September 29, 2017
Pedro Gutemberg Quariguasi Netto	Executive Officer	53	May 11, 2016	September 29, 2017
Marcelo Cunha Ribeiro	Chief Financial and Investor Relations Officer	41	29 September, 2017	September 29, 2017
(1)   Age as of the date of this annual report.

The next election for our board of directors is expected to take place in April 2019. The next election for our board of executive officers is expected to take place in September 2019.

Board of Directors

Following is a brief biography of the members of our board of directors.

Benjamin Steinbruch. Mr. Steinbruch has been a member of our board of directors since April 1993, and has held the positions of chairman since April 1995 and chief executive officer since April 2002. He is in charge of our mining, railways and institutional strategy. He has been chairman of the board of directors of the Jockey Club of São Paulo since 2017, a member of the Board of Economic and Social Development since 2014, a member of the Administrative Board of the Portuguese Chamber, member of the Interinstitutional Advisory Board of the Superior Court of the state of São Paulo, chairman of the board of directors of CSN Mineração (controlled by us), and chairman of the deliberative council of the CSN Foundation. Currently he also holds the position of chairman of the board of directors of Textília S.A., or Textília, Fibra Cia. Securitizadora de Créditos Imobiliários, Elizabeth S.A. – Indústria Têxtil, Vicunha Steel S.A., or Vicunha Steel, and Banco Fibra S.A., or Banco Fibra, vice chairman of the board of directors of Vicunha Aços S.A., or Vicunha Aços; member of the board of directors of, Vicunha Participações S.A. and, Officer of Rio Purus Participações S.A., Rio Iaco Participações S.A., or Rio Iaco Participações, and BS Holdings S.A. Administrator of Fazenda Alvorada de Bragança Agro-Pastoril Ltda., Ibis Agrária Ltda., or Ibis Agrária, and Ibis Participações e Serviços Ltda., or Ibis Participações e Serviços (all these companies belong to our controlling group). Over the past five years, he also served as First Vice-President of the Federation of Industries of the state of São Paulo (Federação das Indústrias do Estado de São Paulo), or FIESP, since September 2004, member of FIESP’s Superior Strategic Board, advisor to the Robert Simonsen Institute, chairman of the board of directors of Nacional Minérios S.A., or Nacional Minérios, Companhia Metalúrgica Prada, TLSA and FTL and as administrator of Haras Phillipson Ltda. (dissolved in November 2017). Mr. Steinbruch graduated from the Fundação Getúlio Vargas – FGV/SP Business School and specialized in marketing and finance also at Fundação Getúlio Vargas – FGV/SP.

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

Yoshiaki Nakano. Mr. Nakano has been a member of our board of directors since April 2004, and a member of our audit committee since June 2005, serving as chairman of the audit committee since October 30, 2017. He also serves as a member of the board of directors of TLSA (company joint controlled by us) and, over the past five years, Mr. Nakano has been a professor and Officer at the School of Economics of Fundação Getúlio Vargas – FGV/SP, a member of the Economy Superior Council (Conselho Superior de Economia - COSEC) of FIESP/Instituto Roberto Simonsen, and a board member of the Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP, until 2015. Previously, Mr. Nakano served as Special Secretary for Economic Affairs in the Ministry of Finance and as Finance Secretary of the state of São Paulo. Mr. Nakano graduated in business administration from Fundação Getúlio Vargas and has a master’s in business administration and a Ph.D. from Cornell University.

Antonio Bernardo Vieira Maia. Mr. Maia was elected member of our board of directors on April 2013 and has been a member of our audit committee since August 2013, and has served as chairman of the audit committee since May 2014 to October 2017. He was also a member of our Financial Committee from October 2014 to December 2016, member of the board of directors of TLSA (company joint controlled by us) and of FTL and CSN Mineração (controlled by us). He has also been chief executive officer of BRG Capital Ltda. Since July 2005. From April 1995 to May 2005 he was Officer of Credit Suisse/Banco Garantia de Investimentos S.A. He began his career in Citibank Brazil, as a trainee, in 1982 and moved to New York in 1986, where he first worked as an Institutional Investment Analyst of Citigroup for Latin America, until become an Officer of Citibank New York. Prior to that, he worked as an associate at Banco Bozano Simonsen de Investimentos in Rio from August 1979 to December 1981, and he served as a member of the board of directors of Banque Bénédict Hentsch & Cie SA, Geneva, Switzerland, from April to December 2006. He graduated in 1981 with a degree in business and public administration from Fundação Getúlio Vargas.

Léo Steinbruch. Mr. Steinbruch has been a member of our board of directors since April 2015, and was elected as vice chairman of the board of directors in May 2016. He is also member of the board of directors of Elizabeth S.A. Indústria Têxtil, Vicunha Aços and Textília. He is an executive officer at CFL Participações S.A., or CFL Participações, and at Taquari Participações S.A. (all these companies are part of our controlling group). Over the past few years, he also served as administrator of Fazenda Santa Otília Agropecuária Ltda. and as member of the board of directors of Vicunha Participações S.A. and Vicunha Steel (also companies that are part of our controlling group).

Board of Executive Officers

Following is a brief biography of the members of our board of executive offers.

Benjamin Steinbruch. See “—Board of Directors.”

David Moise Salama. Mr. Salama was elected as an executive officer in August 2011, is in charge of the real estate, insurance and credit areas. He has been serving at CSN since 2006, having acted as investor relations officer. He is also currently serving as Executive Officer of ERSA, Minérios Nacional and Companhia Florestal do Brasil and is a member of the board of directors of CSN Mineração, TECON, ITASA, Lusosider – Aços Planos S.A., Lusosider Productos Siderúrgicos S.A., and Lusosider Ibérica. He is also a deputy member of the Deliberative Council of Caixa Beneficente dos Empregados of CSN, or CBS and deputy member of the board of directors of Transnordestina Logística S.A (a company jointly controlled by us) and FTL – Ferrovia Transnordestina Logística S.A (controlled by us). Prior to joining CSN, Mr. Salama acted as Financial Officer at Tecnisa Engenharia e Comércio, Birmann Comércio e Empreendimentos and Goldfarb Comércio e Construções, was the head of consolidated financial information of Unilever Brasil and acted as senior auditor at PwC. Mr. Salama graduated in Accounting and has a master’s in business administration in Finance, both from the School of Economics, Business and Accounting of the Universidade de São Paulo / FEA-USP. He complemented his academic education by attending the Oxford Advanced Management and Leadership Program of Saïd Business School at Oxford University, England, and the Harvard Law School Program on Negotiation at Harvard University, United States.

Luis Fernando Barbosa Martinez. Mr. Martinez was elected as an executive officer in August 2011, and is in charge of the commercial and logistic areas of the steel, cement and special sales segment. He has been serving CSN since 2002, having previously acted as sales officer, director of Nacional Minérios (which ceased to exist on December 31, 2015) and as member of the board of directors of Companhia Florestal do Brasil and Companhia Metalúrgica Prada. Mr. Martinez is also a member of the board of directors of Associação Brasileira de Metalurgia, Materiais e Mineração, or ABM, and deputy member of the board of directors of FTL – Ferrovia Transnordestina Logística and TLSA. He is also currently serving as an Officer of ERSA, Minérios Nacional, CSN Energia, S.A. and SWT, and as member of the board of directors of CSN Mineração (controlled by us) and chairman of the board of directors of MRS, which is jointly controlled by us, and a member of the Deliberative Council of Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional, or CBS. Since March 2017 he is also member of the board of officers of Câmara de Comércio e Indústria Brasil – Alemanha. Prior to joining CSN, Mr. Martinez was a sales officer at Alcan Alumínio do Brasil S.A., having worked at that company for 14 years in different departments (processing, quality, product/market development and sales). He also acted as Executive Officer of the Brazilian Center of Steel Construction - CBCA and of the Brazilian Association of Metallic Construction, or ABCEM, and he was president of the Brazilian Association of Steel Packaging - ABEAÇO. Recently, Mr. Martinez received the prize Prêmio Barão de Mauá – Instituto Mauá de Tecnologia as Professional and Market Highlight in 2016. Mr. Martinez graduated with a degree in Metallurgical Engineering from Instituto Mauá de Tecnologia, or IMT, has a graduate degree in industrial management from the School of Production Engineering of the Universidade de São Paulo, and also graduated from the Corporate Management Development Program at Alcan Aluminum Limited in Montreal, Canada.

Pedro Gutemberg Quariguasi Netto. Mr. Quariguasi was elected as an executive officer in May 2016, and is in charge of the steel operational area. During the few last years, Mr. Quariguasi acted as chief executive officer of Vale in Mozambique and as Global Officer of Coal of Vale at Mozambique and Australia from March 2014 until April 2016, and as partner and commercial and marketing officer at B&A Mineração from May 2012 until September 2013. Previously, he was the Global Marketing Officer at Vale and chief executive officer in Manganês, he also acted in Rio Tinto and McKinsey & Co. He is also member of the board of directors of MRS, which is jointly controlled by us, and CSN Mineração (controlled by us). Mr. Guariguasi has a degree in Metallurgical Engineering from Universidade Federal Fluminense, a master’s degree in Metallurgical Engineering from Pontificia Universidade Católica do Rio de Janeiro, a PhD in Metallurgical Engineering from McGill University, Canada, and a master’s in business administration in Finance, Corporate Strategy and Economics from McKinsey & Company.

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

Mr. Benjamin Steinbruch and Mr. Léo Steinbruch are cousins. There are no other family relationships among any of the members of our management.

Indemnification of Officers and Directors

There is no provision for or prohibition against the indemnification of officers and directors under Brazilian law or our bylaws. Officers are generally not individually liable for acts performed within the course of their duties. Subject to the terms of the indemnity agreements entered into by us and our directors and officers, we may indemnify, or maintain liability insurance covering, our directors, officers and certain key employees against liabilities incurred in connection with their respective positions with us.

6B. Compensation

For the year ended December 31, 2018, the aggregate compensation paid by us to all members of our board of directors and board of executive officers for services in all capacities was R$32.9 million, which includes salaries, bonuses, profit sharing arrangements and benefits, such as medical assistance, pension plan contributions and life insurance, among others. For the year ended December 31, 2018, the aggregate compensation paid by us to all members of our fiscal committee for services was R$0.7 million.

 See “Item 6D. Employees” for a brief description of our profit sharing arrangements.

6C. Board Practices

Fiscal Committee

Under Brazilian Corporate Law, shareholders may request the appointment of a fiscal committee (conselho fiscal), which is a corporate body independent of management and our external auditors. The primary responsibility of the fiscal committee is to monitor management’s activities, review the financial statements, and report its findings to shareholders. As of the date of this annual report, we have a fiscal committee in place, which was elected by our annual shareholders’ meeting in June 2018 with a term until our next annual shareholders’ meeting. Our fiscal committee comprises three effective members and three alternate members, of which one effective member and the respective alternate were appointed by our minority shareholders.

The members of our fiscal committee as of the date of this annual report are:

Name	Position	Age(1)	First Elected on
Tufi Daher Filho	Chairman	59	June 29, 2018
Susana Hanna Stiphan Jabra	Member	61	June 29, 2018
André Coji	Member	65	June 29, 2018

(1)   Age as of the date of this annual report.

Following is a brief biography of the members of our fiscal committee.

Tufi Daher Filho. Mr. Daher owns TDF Consultoria Empresarial Ltda., is partner of Empreendimentos e Construtora Ltda. and owner of the Loungerie, Osklen and Richards franchises in Urberlândia, Minas Gerais. For the last five years, Mr. Daher was member of the board of directors of CPTM – Companhia Paulista de Trens Metropolitanos (until January 2019), technical advisor of Hidrovias do Brasil S.A. (until 2018), officer of Metalic, president of the board of directors and chief executive officer of MRS and chief executive officer of TLSA. He was also a director of the National Association of Railroad Companies (Associação Nacional dos Transportadores Ferroviários – ANTF). Mr. Daher graduated in civil engineering from Universidade Católica de Minas Gerais. He has participated in a vocational course taught by the Japan International Cooperation Agency related to transportation planning. Mr. Daher also holds a master’s degree in business administration from Fundação Dom Cabral and has participated in an advanced management program in partnership with INSEAD in France.

Susana Hanna Stiphan Jabra. Mrs. Jabra is a member of the board of directors and coordinator of the audit committee of CETESB – Companhia Ambiental do Estado de São Paulo, member of the board of directors of Furnas – Centrais Elétricas S.A. and alternate member of the fiscal committees of BRF S.A. and Petrobrás. In the last five years, she has also been a member of the board of directors of CSU Cardsystem S.A., member of the fiscal committees of Kepler-Weber S.A., JSL S.A., Paranapanema S.A., CSU Cardsystem S.A. and BRF S.A., as well as alternate member of Movida S.A. and BRF S.A. She served on the advisory committee to the board of directors and was a member of the audit committee of BRF S.A. In addition, since 2014, Mrs. Jabra is a member of the board of directors’ committee of the Brazilian Institute of Corporate Governance (IBGC), since 2015, she is a member of the review commission of the IBGC’s code of best practices on corporate governance and a member of the evaluation committee of the 2014 and 2016 Abrasca Award for best annual report. She is also a mentor of the “Diversity on Boards” group of the IBGC in partnership with the International Finance Corporation (IFC) and the Women Corporate Directors (WCD). She is an instructor of the IBGC on modules of best practices of the board of directors and program for fiscal and audit committee members. Mrs. Jabra is certified by the IBGC to act as member of boards of directors and fiscal committees. She holds a graduate degree in business administration from Faculdade de Economia e Administração da Universidade de São Paulo, specialized in Financial Business (MBA) from Insper, and a certificated mediator of the board of directors from Escola de Direito de São Paulo da Fundação Getúlio Vargas (GVLaw).

André Coji. Mr. Coji works with structured financial operations for renowned companies in the Brazilian real estate market. For the last five years, he was treasury director for a non-profit organization, Unibes, and a member of the advisory board of several Brazilian families, responsible for asset management, fiscal planning, tax and succession planning. Mr Coji graduated in business administration from Fundação Getúlio Vargas (FGV) and in law from Universidade de São Paulo. He has also a board of directors certificate from the IBGC.

Audit Committee

In June 2005, we appointed an audit committee (comitê de auditoria), which comprises independent members of our board of directors. Our audit committee is responsible for recommending to our board of directors the appointment of independent auditors, reporting on our auditing policies and our annual audit plan prepared by our internal auditing team, as well as monitoring and evaluating the activities of our independent auditors. Our audit committee has also been tasked with identifying, prioritizing and submitting actions to be implemented by our executive officers, analyzing our annual report and financial statements and making recommendations to our board of directors.

Our audit committee comprises Mr. Yoshiaki Nakano and Mr. Antonio Bernardo Vieira Maia and we are looking to appoint a third member at our board of directors’ meeting following our next shareholders’ meeting. Our audit committee may also be assisted by an external consultant, whenever necessary. All members of our audit committee satisfy the audit committee membership independence requirements set forth by the SEC and the NYSE. All members of our audit committee have been determined by our board of directors to qualify as an “audit committee financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act.

For information on the date of election and term of office of the members of our board of directors and board of executive officers, see “Item 6A. Directors and Senior Management.”

Service Contracts

We permit our directors to continue to participate in our employee pension plan after ceasing to be a director.

6D. Employees

As of December 31, 2016, 2017 and 2018, we had 23,993 and 25,189 and 24,857 employees, respectively. As of December 31, 2018, approximately 4,300 of our employees were members of the Steelworkers’ Union of Volta Redonda and region, which is affiliated with the Força Sindical since 2012, which is a national union. We believe we have a good relationship with Força Sindical. We have collective bargaining agreements, renewable annually on May 1 of every year. Moreover, we have members affiliated with other unions, such as the Engineers’ Union with 34 members, the Accountants’ Union with one member and the Workers’ Unions from Arcos, Camaçari, Recife and Araucária, with a total of 47 members. At all other companies controlled by CSN, including ERSA, CSN Mineração, FTL and TLSA, we have a total of 1,073 employees that are members of unions.

In March 1997, we established an employee profit sharing plan. All employees participate in this plan and earn bonuses based on our consolidated results, the results of our business units, employees’ individual results and employees’ competence assessments.

We are also the main sponsor of a non-profit entity, Caixa Beneficente dos Empregados da CSN, established in July 1960, which is primarily engaged in the payment of benefits that supplement the government’s social security benefits to our former employees. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans. See further details in note 27 to our audited consolidated financial statements included elsewhere herein.

6E. Share Ownership

The Steinbruch family, which includes Mr. Benjamin Steinbruch, our chairman and chief executive officer, holds an indirect majority ownership interest in Vicunha Aços and Rio Iaco Participações, our controlling shareholders.

Our executive officers and the members of our board of directors directly held an aggregate of 1,502 shares of our outstanding common shares as of December 31, 2018. The members of our fiscal committee did not hold any of our outstanding common shares.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

As of December 31, 2018, our capital stock comprised 1,387,524,047 common shares, each of which entitles its holder to one vote at our shareholders’ meetings.

The following table sets forth, as of December 31, 2018, the number of our common shares owned by our major shareholders:

	Common Shares
		Percent of
	Shares Owned	Outstanding
Name of Person or Group		Shares

Vicunha Aços S.A.(1)	682,855,454	48.97%
Rio Iaco Participações S.A.(2)	58,193,503	4.19%

(1)   Owned indirectly by the Steinbruch family, which includes Mr. Benjamin Steinbruch, the chairman of our board of directors and our chief executive officer, and Léo Steinbruch, a member of our board of directors.

(2)   Owned indirectly by the Steinbruch family, which includes Mr. Benjamin Steinbruch, the chairman of our board of directors and our chief executive officer.

Our major shareholders do not have different voting rights from our other shareholders.

For more information, see “Item 3D. Risk Factors—Risks Relating to our Common Shares and ADSs—Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours.”

7B. Related Party Transactions

Our transactions with related parties consist of (i) transactions with our holding companies; (ii) transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties; and (iii) other unconsolidated related parties, which are detailed in note 19 to our audited consolidated financial statements included elsewhere herein.

         i.            Vicunha Aços and Rio Iaco Participações are holding companies and, as of December 31, 2018, they held 48.97% and 4.19% of our common shares, respectively.

        ii.            Our commercial and financial transactions with our subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties are carried out at market prices and under market conditions, based on common terms and rates applicable to third parties. For further details on these transactions, see note 19 to our audited consolidated financial statements.

      iii.            We maintain relations with other unconsolidated related parties, which include CBS Previdência, Fundação CSN, Banco Fibra, Taquari Asset, Ibis Agrária, Ibis Participações e Serviços, Partifib Projetos Imobiliários Ltda., Vicunha Imóveis Ltda. and Vicunha Serviços Ltda.

7C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

8A. Consolidated Statements and Other Financial Information

See “Item 3A. Selected Financial Data” and our audited consolidated financial statements included elsewhere herein.

Legal Proceedings

In the ordinary course of our business, we are party to several administrative, judicial and arbitration proceedings, which we believe are incidental and arise out of our regular course of business. We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations and cash flows. We have established provisions for all amounts in dispute that represent a probable loss based on the legal opinion of our internal and external legal counsel

Labor Contingencies

As of December 31, 2018, we and our subsidiaries were defendants in 7,665 labor claims, for which we recorded a provision of R$362.1 million. Most of these claims relate to alleged subsidiary and/or joint liability with respect to our independent contractors, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, health plan, indemnity claims resulting from other alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

Changes in 2018 to our provisions for labor contingencies were due to the closing of certain lawsuits and our constant revision of accounting estimates in setting these provisions, which consider, among other factors, the nature of the claims involved.

Civil Contingencies

These are mainly indemnity claims resulting from contractual disputes and collections, claims for damages and compensation related to our commercial and industrial activities, real estate disputes and disputes for restoring health insurance. As of December 31, 2018, we had recorded a provision of R$210.2 million for these civil contingencies.

We also classify as civil contingencies the administrative and judicial proceedings filed against us for alleged violations of environmental statutes, mainly as a result of our industrial activities, claims for regularization, indemnification or imposition of fines. As of December 31, 2018, the amount relating to probable losses for civil contingencies relating to environmental issues was R$31.4 million.

Tax Contingencies

Our main tax contingency relates to a tax assessment notice involving R$11.8 billion (as of December 31, 2018) issued against us for an alleged failure to submit to taxation a capital gain resulting from the alleged sale of 40% of our shares in former subsidiary Namisa (merged into our subsidiary CSN Mineração as of December 31, 2015) to the Asian Consortium. In May 2017, the São Paulo regional judgment office (Delegacia Regional de Julgamento), which is a lower administrative court, issued a decision cancelling the tax assessment notice. This decision was reversed and the tax assessment was upheld by the second level administrative court – the Administrative Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or CARF. There remains a pending issue under review by the Superior Chamber of CARF regarding the qualified penalty. We have challenged the merits of the tax assessment at the judicial level before and obtained an injunction against any immediate assessment. In April 2018, a federal court of tax enforcement set aside a portion of our assets, including buildings, equipment, land, vehicles and fixtures and furniture, as collateral for our potential liability under this proceeding. As a result, in August 2018, a federal court of tax enforcement blocked our distribution of an extraordinary dividend in the amount of R$890.0 million, which ruling was reversed in December 2018. Our assessment remains that our risk of loss is possible.

This same tax assessment notice resulted in another contingency issued against Namisa (merged into our subsidiary CSN Mineração as of December 31, 2015) involving R$2.7 billion, as of December 31, 2018. This tax assessment is for income tax and social contribution not paid due to allegedly improper goodwill amortization from 2008 to 2011. In May 2013, the São Paulo regional judgment office issued a decision favorable to us and cancelled the tax assessment notice, which decision was confirmed by CARF. After an appeal filed by the Federal Prosecutor’s Office, the Superior Chamber of CARF reversed the decision and reinstated the tax assessment, but there remains a pending issue to be decided by the lower administrative authorities regarding the qualified penalty. We have challenged the formal requirements of the Federal Prosecutor’s Office appeal at the judicial level and obtained an injunction against any immediate assessment. In December 2018, another contingency related to allegedly improper goodwill amortization from 2013 to 2014 was issued against Namisa. This tax assessment demands the payment of income tax and social contribution involving approximately R$1.0 billion. We filed our defense and are waiting for the first administrative decision.

In addition, we received tax assessment notices in December 2015 and December 2016 for R$1.3 billion and R$806 million as of December 31, 2018, respectively, for an allegedly improper deduction of interest expenses in pre-payment contracts between us and Namisa. We filed our defense before the São Paulo regional judgment office and are waiting for a final administrative decision.

Antitrust

In October 1999, we received a fine from CADE claiming that certain practices adopted by us and other Brazilian steel companies before 1997 allegedly comprised a cartel. We challenged the cartel allegation and the imposition of the fine judicially and, in June 2003, obtained a partially favorable judgment by a federal trial court. CADE appealed the trial court decision and, in June 2010, a federal appellate court in Brasília reversed the trial court’s decision and confirmed the cartel allegation, as well as the fine imposed by CADE in the amount of R$65 million. We appealed the decision of the appellate court to the Brazilian Superior Court of Justice. We have not yet recorded any provision in connection with this fine, as the risk of loss is classified as possible.

In April and July 2012, CADE issued certain injunctive orders limiting our ability to, among other things, increase our equity stake in Usiminas or exercise our voting rights with respect to the shares already owned. In April 2014, CADE issued its decision and a Performance Commitment Agreement (Termo de Compromisso de Desempenho), or TCD, was executed between CADE and us. Under the terms of CADE’s decision and the TCD, we must reduce our equity stake in Usiminas within a specified timeframe. The timeframe and reduction percentages are confidential. Furthermore, our political rights in Usiminas would continue suspended until we reach the thresholds established in the TCD.

In March 2016, we applied to CADE to partially suspend the TCD so as to exercise certain rights, namely appointing independent directors and members of the fiscal committee, which request CADE granted and following which, at Usiminas’ annual general shareholders’ meeting in April 2016, we appointed two independent directors and one independent member of Usiminas’ fiscal committee, as well as their respective alternates. The 2016 appointments are under litigation and, although there has been no judicial order overturning or otherwise suspending their effects, since 2016 we have been unable to appoint new members to Usiminas’ fiscal committee. CADE denied our request for exception in April 2018. On March 20, 2019, CADE approved an amendment to the TCD, in order to establish a new timeframe for us to reduce our equity stake in Usiminas. The new timeframe and reduction percentages remain confidential.

Northeastern Railway System Proceedings

The TCU initiated proceedings in April 2016 questioning the legality of the governmental authorizations for the segregation of the Northeastern Railway System into two sub-railway systems – Northeastern Railway System I (in operation by FTL) and Northeastern Railway System II (under construction by TLSA). According to the claim, the federal government should have undergone a new bidding process to grant the concession for the construction of the new tracks of the Northeastern Railway System (Northeastern Railway System II).

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

In the course of this proceeding, the TCU suspended further disbursements by government agencies, including the state-owned railway company Valec and FDNE, for the development of Northeastern Railway System II, which has adversely affected the pace of construction of the new tracks.

Additionally, in 2013, ANTT initiated proceedings claiming that FTL did not meet certain transportation targets for the Northeastern Railway System I in 2013 and seeking to terminate the TAC executed by FTL that year, which had settled all claims of non-compliance by us with the original concession agreement of the Northeastern Railway System until 2012.

This proceeding resulted in the reopening of the administrative proceeding which began in 2012 for ANTT to evaluate the occurrence of any relevant breach to FTL’s concession agreement. The consequences of an unfavorable decision in this proceeding may include the loss by FTL and TLSA of the concession for Northeastern Railway System, in case ANTT finds that the alleged breaches were severe enough to warrant the reinstatement of penalties imposed prior to 2013 and imposition of additional penalties. Furthermore, in May 2017, ANTT also initiated proceedings claiming that TLSA did not comply with some of its obligations arising from its concession agreement. There has been no decision rendered on the merits of this proceeding and an unfavorable decision may result in the same adverse consequences.

Environmental Proceedings

Environmental Proceedings Related to Presidente Vargas Steelworks

In 2010, we signed a TAC with the state of Rio de Janeiro, with the commitment to carry out new studies and investments to upgrade the environmental control equipment of the power plant at Presidente Vargas Steelworks (TAC 26/2010). TAC 026/2010 initially estimated an investment in the amount of R$216 million, which was later updated to R$260 million, after obtaining more precise cost data for the project. In 2013, we signed an amendment to this TAC to, among others, include new obligations imposed by INEA, resulting in an additional investment of R$165 million, which we made. Due to the final deadline of TAC 026/2010, which would end in 2015, we, the state of Rio de Janeiro and INEA entered into a new TAC in April 2016 for new investments in the amount of R$178.5 million related to adjustments to the power plant at Presidente Vargas Steelworks, payment of environmental fines in the amount of R$16 million and R$6.1 million in compensation to be allocated to environmental programs in the region of Volta Redonda (TAC 03/2016).During the validity of TAC 03/2016, the power plant at Presidente Vargas Steelworks has an environmental authorization to operate (Autorização Ambiental de Funcionamento), or AAF.

Prior to the end of the AAF, we obtained an environmental authorization (Autorização Ambiental), which provisionally maintained the full operation of Presidente Vargas Steelworks until September 20, 2018.

During this period, we held discussions with environmental authorities of the state of Rio de Janeiro to reach a consensual solution to the environmental issues, and in September 2018, we signed a new TAC (TAC 07/2018) with the state of Rio de Janeiro through the Secretary of State for the Environment and Sustainability (Secretaria de Estado do Ambiente e Sustentabilidade – SEAS), INEA and the State Environmental Control Commission (Comissão Estadual de Controle Ambiental – CECA), thereby maintaining the full operation of Presidente Vargas Steelworks. In parallel, INEA issued an AAF valid until October 2024, which authorizes the regular operations of Presidente Vargas Steelworks during its compliance with TAC 07/2018.

This new TAC 07/2018 contemplates investments of approximately R$303 million in environmental projects and actions in the region until August 2024 and represents our commitment to the sustainability of our activities and to the communities of Volta Redonda and the surrounding region.

Environmental Proceedings Related to Volta Redonda

In July 2012, the Environmental Public Prosecutor of the state of Rio de Janeiro (Ministério Público Estadual do Rio de Janeiro) filed a judicial proceeding against us claiming that we must (i) remove all waste disposed in two areas used as an industrial landfill in the city of Volta Redonda and (ii) relocate 750 residences located in the adjacent neighborhood Volta Grande IV Residential. The court denied these requests but ordered that we present a timetable to investigate the area and, if necessary, to remediate the potential issues raised by the Environmental Public Prosecutor. We presented a timetable considering the conclusion of all studies related to our investigation, including a risk assessment and intervention plan, which were concluded in April 2014. We presented the studies resulting from our research to INEA and the Environmental Public Prosecutor claimed inconsistencies in the studies, which we rejected. As of December 31, 2018, it is pending judgment on jurisdictional conflict as between state court or federal court. We have also received notices for lawsuits brought by certain home owners at Volta Grande IV Residential claiming indemnification for alleged moral and material damages.

Additionally, we are defendants in two criminal lawsuits related to alleged water and soil pollution in Volta Redonda. In the first lawsuit, Vazamento ETE, after the course of the appeal, the case was referred to ground court for filing. The second lawsuit is in the instruction phase at the first instance and awaiting a hearing. We are also subject to ongoing police inquiries related to alleged inappropriate air emissions, irregular effluents discharge, water and soil pollution and inadequate transportation, storage and disposal of waste.

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

In 2015, the Federal Prosecutor’s Office filed a public civil action against us for the regularization of certain emissions and the stoppage of our sintering plants. According to a CONAMA resolution, the deadline to comply with the emissions standards was December 2018, however, TAC 07/2018 established new deadlines, which we expect the court will accept.

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

In July 2018, the Federal Prosecutor’s Office and the State Public Prosecutor of Rio de Janeiro filed a public civil action against us, HARSCO and INEA, for immediate removal of slag piles in the city of Volta Redonda, in the state of Rio de Janeiro, that adjoin the Paraíba do Sul River. Relief sought includes cleaning of the entire effluent collection chute, presentation of the volume of slag stored in the area, presentation of a project to control atmospheric emissions of slag piles and partial embargo of the activity, material damages and collective moral damages.

A preliminary injunction was granted to require us, HARSCO and INEA to immediately limit the amount of slag received monthly, as well as the height of the piles at four meters. This preliminary injunction was appealed and is pending final judgment. We consider there is a remote chance of appellate review by the state court. Any non-compliance with the preliminary injunction as of March 28, 2019 may result in fines of approximately US$600,000 per month. In parallel, we filed a petition requesting a preliminary hearing for an action plan to comply with this injunction. In lower court, the case is in its earlier phase.

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

In 1995, the Municipality of Volta Redonda filed a public civil action against us regarding the requirements of an environmental compensatory program. We entered into a TAC with the Municipality of Volta Redonda and, in May 2008, despite reporting our compliance with the TAC, the Municipality of Volta Redonda requested the payment of R$16 million in outstanding obligations. After initial discussions, the Municipality of Volta Redonda filed a petition for R$172 million, which we contested. The lower level court appointed an expert team to determine our outstanding obligations and the respective amounts involved. In December 2018, we signed a new agreement with the Municipality of Volta Redonda to end the legal dispute through reciprocal concessions, which, as of the date of this annual report, is awaiting court approval.

We are subject to a civil investigation regarding our activities in Arcos to verify (i) the environmental requirements of our cement plant in the city of Arcos; (ii) the monitoring and mitigation of the environmental impacts of the cement plant’s activities; (iii) our compliance with the conditions of our environmental permits, including the creation of a museum within the Corumbá ecological station and the creation of a private natural reserve (Reserva Particular de Patrimônio Natural); and (iv) our actions for the preservation of cultural heritage and compensatory measures. In February 2011, we signed a TAC to fulfill the Public Prosecutor’s Office’s requirements. Declaration of compliance with one item of the TAC is pending for its closure.

In 2009 and 2010, we signed agreements with the Public Prosecutor’s Office regarding environmental liabilities caused by coal mining in the Southern Region of Santa Catarina until the 1990s. The environmental liabilities covered by the agreements include restoration of certain areas. Our compliance with the agreement was questioned in 2015 by the Public Prosecutor’s Office, who may seek to impose fines, freeze our bank accounts or initiate a criminal investigation. In June 2018, we settled a judicial agreement in order to extend the deadlines for this restoration. As a result of an accident involving a Brazilian mining company in November 2015, the state of Minas Gerais filed judicial proceedings against several mining companies, including us, based on a State Dam Inventory disclosed in 2014. The state seeks to investigate structures that do not provide technical stability guaranteed by an external auditor or which stability has not been attested to.

In March 2016, a public civil action was filed against us by the state of Minas Gerais and the State Environmental Foundation questioning the stability of a small structure installed inside an industrial area and used for collection and filtration of iron ore. After showing the action was based on outdated information, the state of Minas Gerais dismissed it. In August 2016, we were notified of a similar public civil action regarding another structure of ours, Dique do Engenho. We presented documents to the state authorities proving the stability and security of Dique do Engenho and expect that this action will also be dismissed.

In February 2018, the Public Prosecutor’s Office of the state of Minas Gerais filed a public civil action to compel our mining entity (Minérios Nacional) to take security measures at the Fernandinho dam complex. In March 2018, the injunction was partially granted to determine the adoption of security and control measures. We complied with the injunction and filed a counterclaim. The Public Prosecutor’s Office of the state of Minas Gerais is expected to file another counterclaim. In December 2018, FEAM and the state of Minas Gerais filed a public civil action pleading an injunction for us to present an emergency plan in relation to the Fernandinho dam complex and evidence of adoption of preventive structural measures, as well as definitive implementation of an emergency plan and a monthly security audit report.

In May 2017, CSN Mineração signed a TAC with SEMAD, aiming to promote environmental adaptations in its mining treatment unit. This TAC has been complied with and the respective environmental license duly issued.

In June 2017, CSN Mineração signed an additional TAC with SEMAD to formalize its application for a corrective installation license, promote environmental adaptations in its reutilization of mineral goods disposed in dams, infrastructure works and temporary disposal of materials. This TAC has been complied with and the respective environmental license duly issued.

In October 2017, CSN Mineração entered into an agreement with the Public Prosecutor’s Office of the state of Minas Gerais, agreeing to adopt certain measures, including some specified in the technical report prepared by the Public Prosecutor’s Office regarding the Casa de Pedra dam complex in order to adopt measures in compliance with the emergency plan for mining dams, as well as general recommendations on the location, works, types of dams and audits of the Casa de Pedra dam complex. We fulfilled the commitments listed in the agreement.

Other Legal Proceedings

We are defendants in other administrative and judicial proceedings involving claims in the aggregate amount of R$31,612 million as of December 31, 2018 (as compared to R$30,639 million as of December 31, 2017), of which (i) R$28,832 million relate to tax contingencies as of December 31, 2018 (R$27,457 million as of December 31, 2017), (ii) R$1,024 million relate to civil contingencies as of December 31, 2018 (R$1,210 million as of December 31, 2017), (iii) R$1,537 million relate to labor contingencies and social security contingencies as of December 31, 2018 (R$1,570 million as of December 31, 2017) and (iv) R$220 million relate to environmental contingencies as of December 31, 2018 (R$402.4 million as of December 31, 2017). Our legal counsel has assessed these contingencies as entailing a risk of possible loss and, therefore, no provision has been recorded for these contingencies.

Independent Investigation

Following media reports about statements made as part of a plea bargain testimony in a criminal proceeding not involving us that irregular election funding of R$16.5 million was allegedly arranged by our chairman and chief executive officer and made by us in connection with the construction of the Long Steel Plant in Volta Redonda in the 2010-2014 period, in May 2017, our audit committee decided to engage external forensic specialists and legal advisors to conduct an independent investigation regarding these allegations.

The independent investigation was conducted over a seven-month period, as directed by our independent audit committee, and the specialists and advisors involved were provided access to members of our senior management, including our chairman and chief executive officer, and information and documents related to the contracts, parties and periods implicated in the allegations. In November 2017, the investigation, based on the data reviewed, concluded with no findings of misconduct by us involving the contracts and periods alleged, or any evidence of any misconduct involving the parties mentioned in the allegations. As a result, we have not recorded any contingencies in this regard.

In October 2017, we were informed that the Public Prosecutor’s Office opened an investigation into our chairman and chief executive officer regarding the same allegations. In February 2018, Brazil’s Supreme Court ruled that, because the case relates to alleged violations of an electoral nature, it did not belong in federal court. As a result, the Supreme Court ordered the withdrawal of the case from federal court and referred it to electoral court. We have not been the subject of any investigation by any governmental or enforcement agencies with respect to these allegations. Additionally, since the case’s referral to electoral court, no evidence or testimony has been requested to date and no new documents have been filed. We cannot assure that there will not be further facts or developments related to the inquiry, or further formal or informal allegations or related investigations against us, our affiliates or any of our officers, directors or shareholders, which could materially and adversely affect our reputation or the trading price of our common shares or ADSs.

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

In accordance with Brazilian Corporate Law, shareholders are entitled to receive as a mandatory dividend for each fiscal year, either (i) the portion of the profits as may be stated in our bylaws or, in the event the latter is silent in this regard, (ii) an amount equal to 50% of the net profits as increased or reduced by: (a) amounts allocated to the legal reserve; (b) amounts allocated to the contingency reserve and the tax incentive reserve, if any; and (c) any reversion of contingency reserves constituted in prior years. The payment of dividends may be limited to the amount of net profits realized during the fiscal year, provided that the difference is recorded as a reserve for unrealized profits. Profits recorded in the reserve for unrealized profits, when realized and not absorbed by losses in subsequent years, have to be added to the first dividend declared after their realization. Under our bylaws, we are required to distribute to shareholders as dividends in respect of each fiscal year ending on December 31, to the extent profits are available for distribution, an amount equal to at least 25% of our adjusted net profits, which amount shall include any interest paid on capital during that year. See “––Mandatory Dividend” below.

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

Mandatory Dividend

Under our bylaws, we are required to distribute to shareholders as dividends in respect of each fiscal year ending on December 31, to the extent profits are available for distribution, an amount equal to at least 25% of our adjusted profits, or the mandatory dividend, in any particular year, which amount shall include any interest paid on capital during that year. See “––Additional Payments on Shareholders’ Equity” below. In addition to the mandatory dividend, our board of directors may recommend that shareholders receive an additional payment of dividends from other funds legally available. Any payment of interim dividends may be netted against the amount of the mandatory dividend for that fiscal year. Under Brazilian Corporate Law, if the board of directors determines prior to the annual shareholders’ meeting that payment of the mandatory dividend for the preceding fiscal year would be inadvisable in view of our financial condition, the mandatory dividend does not need to be paid. That type of determination must be reviewed by the fiscal committee, if one exists, and reported, together with the appropriate explanations, to our shareholders and to the CVM. Mandatory dividends not distributed as described above shall be registered as a special reserve and, if not absorbed by losses in subsequent fiscal years, shall be paid as a dividend as soon as our financial condition permits.

Payment of Dividends

We are required to hold annual shareholders’ meetings within the first four months after the end of our fiscal year at which an annual dividend may be declared. Additionally, our board of directors may declare interim dividends. Under Brazilian Corporate Law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest on shareholders’ equity as described under “––Additional Payments on Shareholders’ Equity” below) in respect of its shares, after which we will no longer be liable for the dividend payments.

Our payments of cash distributions on common shares underlying the ADSs will be made in Brazilian currency to our ADR custodian on behalf of our ADR depositary. Our ADR custodian will then convert the proceeds into U.S. dollars and will cause the U.S. dollars to be delivered to our ADR depositary for distribution to holders of ADSs.

In August 2018, a federal court of tax enforcement blocked our distribution of an extraordinary dividend in the amount of R$890.0 million due to ongoing tax proceedings we are party to, which ruling was reversed in December 2018.

Additional Payments on Shareholders’ Equity

Brazilian companies are permitted to pay interest on shareholders’ equity to holders of equity securities and to treat those payments as a deductible expense for Brazilian income tax purposes. The amount of interest payable on shareholders’ equity is calculated based on the TJLP as determined by the Central Bank on a quarterly basis and applied to each shareholder’s portion of net equity.

The TJLP is based on the annual profitability average of Brazilian public internal and external debt. The TJLP for 2018 was 6.98%.

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

8B. Significant Changes

None.

Item 9. The Offer and Listing

9A. Offer and Listing Details

Our capital stock comprises common shares without par value (ações ordinárias) and each ADS represents one common share. Our common shares are traded on the B3 under the symbol “CSNA3.” The ADSs, which are issued under a deposit agreement with JPMorgan Bank, N.A., as depositary, and substantially all of which are held of record by the Depository Trust Company, are traded on the NYSE under the symbol “SID.” There were no significant trading suspensions of our common shares or the ADSs in the last three years.

9B. Plan of Distribution

Not applicable.

9C. Regulation of Securities Markets

Trading on the B3 and NYSE

The B3 is the only Brazilian stock exchange on which private equity and private debt may be traded..

In May 2008, the São Paulo Stock Exchange and the Brazilian Mercantile and Futures Exchange merged, adopting the corporate name BM&FBOVESPA – Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), or BM&FBOVESPA. In March 2017, BM&FBOVESPA and Cetip S.A. – Mercados Organizados merged, creating B3. The B3 is one of the largest exchanges worldwide in terms of market value, the second largest in the Americas and the leading exchange in Latin America.

When shareholders trade in common and preferred shares on the B3, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The B3 equities clearing is responsible for the registration, settlement and risk management of trades with shares through the PUMA Trading System.

In order to better control volatility, the B3 has adopted a “circuit breaker” mechanism pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of the stock exchange falls 10% or 15%, respectively, compared to the previous day’s closing index.  If the market falls more than 20% compared to the previous day, the B3 may determine the suspension of trading in all markets for a defined period, at its sole discretion, and such decision must be disclosed to the market through the News Agency (ABO – Operações).  The “circuit breaker” is not allowed to be started during the last 30 minutes of the trading session.

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2018, the aggregate market capitalization of the B3 was equivalent to R$62.6 trillion and the 10 largest companies listed on the B3 represented approximately 60.6% of the total market capitalization of all listed companies. In contrast, as of December 31, 2018, the aggregate market capitalization of the NYSE was US$24.5 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3D. Risk Factors—Risks Relating to Our Common Shares and ADSs—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.”

As of December 31, 2018, we accounted for approximately 40.6% of the market capitalization of all listed companies on the B3.

Regulation of the Brazilian Securities Markets

Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 6,385 dated December 7, 1976, as amended and supplemented, or the Brazilian Securities Law, the principal law governing the Brazilian securities markets, through Brazilian corporation law and regulations issued by the CVM, the Brazilian National Monetary Council (Conselho Monetário Nacional), or the CMN and the Central Bank. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, criminal sanctions for insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

Under Brazilian Corporate Law, a company is either publicly held, (companhia aberta) or privately held (companhia fechada). All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may trade its securities either on the B3 or in the Brazilian over-the-counter market. Shares of companies listed on the B3 may not simultaneously trade on the Brazilian over-the-counter market. The shares of a listed company may also be traded privately, subject to several limitations. To be listed on the B3, a company must be registered as a publicly held company with the CVM and apply for registration with the B3.

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

•         Pursuant to CVM Rule No. 480, dated December 7, 2009, as amended, or CVM Rule No. 480, the CVM expanded the quantity and improved the quality of information required to be reported by issuers in Brazil. This rule provides the market with greater transparency and requires issuers to file annually a comprehensive reference form (Formulário de Referência) and a governance report (Informe de Governança). The reference form is in line with the shelf registration system recommended by the International Organization of Securities of Commissions (IOSCO) through which information is consolidated and subject to periodic update. Through the governance report we disclose information regarding governance practices set forth in the Brazilian Code of Corporate Governance, by the method of “practice or explain.” Each of our reference form and governance report are available on our investor relations website (www.ri.csn.com.br) or on the CVM’s website (http://www.cvm.gov.br).

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

Capital Stock

As of December 31, 2018, our capital stock comprised 1,387,524,047 common shares. Our bylaws authorize our board of directors to increase our capital stock to up to 2,400,000,000 common shares without an amendment to our bylaws. There are currently no classes or series of preferred shares issued or outstanding. We may purchase our own shares for purposes of cancellation or to hold them in treasury subject to certain limits and conditions established by the CVM and Brazilian Corporate Law. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Shareholders’ meetings are called, convened and presided over by the chairman of our board of directors or, in his absence, by whom he appoints. Brazilian Corporate Law requires that our shareholders’ meeting be convened by publication of a notice in the Diário Oficial do Estado de São Paulo, the official government publication of the state of São Paulo, and in a newspaper of general circulation in Brazil and in the city in which our principal place of business is located, currently the Jornal Folha de São Paulo – Edição Regional, at least 15 days prior to the scheduled meeting date and no fewer than three times (in accordance with CVM Instruction No. 599/2015, our shareholders’ meeting must be convened 30 days prior to the scheduled meeting). Both notices must contain the agenda for the meeting and, in the case of an amendment to our bylaws, an indication of the subject matter.

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

Share Ownership Disclosure

There are no provisions in our bylaws governing the ownership threshold above which shareholder ownership must be disclosed. CVM regulations require the disclosure of (i) any direct or indirect acquisition or disposition of shares that exceeds 5%, 10%, 15%, and so on, of any class of capital stock of a listed company, (ii) acquisition of control of a listed company and (iii) the ownership of shares of capital stock of a listed company by members of such company’s board of executive officers, board of directors, audit committee, fiscal committee (if any) and any other consulting or technical body (if any) and certain relatives of those persons.

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

A certificate of registration has been issued in the name of JP Morgan Chase Bank, N.A., as our ADR depositary, and is maintained by the Itaú Corretora de Valores S.A., our ADR custodian, on behalf of our ADR depositary. Pursuant to the certificate, our ADR custodian and our ADR depositary are able to convert dividends and other distributions with respect to the common shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. Pursuant to CMN Resolution No. 4,373, in order for an investor to surrender ADSs for the purpose of withdrawing the shares represented thereby, the investor is required to appoint a Brazilian financial institution duly authorized by the Central Bank and the CVM to act as its legal representative, who shall be responsible, among other things, for keeping and updating the investors’ certificates of registrations with the Central Bank, which entitles registered foreign investors to trade the underlying shares directly on the B3.

A non-Brazilian holder of common shares may experience delays in obtaining a certificate of registration, which may delay remittances abroad. This kind of delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

Under current Brazilian legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. See “Item 3D. Risk Factors—Risks Relating to our Common Shares and ADSs— If you surrender ADSs and withdraw common shares, you risk forfeiting Brazilian tax advantages and losing the ability to timely remit foreign currency abroad.”

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

This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions) and Brazil, as in effect on the date hereof, which are subject to change (or changes in interpretation), possibly with retroactive effect. In addition, this summary is based in part upon the representations of the ADS depositary and the assumption that each obligation in our deposit agreement and any related agreement will be performed in accordance with its terms.

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

Taxation of Dividends and Interest on Shareholders’ Equity

Dividends, including stock dividends and other dividends, paid by us (i) to the ADS depositary in respect of the common shares underlying the ADSs or (ii) to a Non-Resident Holder in respect of common shares, are currently not subject to Brazilian withholding income tax, as far as such amounts are related to profits generated on or after January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year such profits have been generated, but CSN does not have any profits generated prior to January 1, 1996.

As of January 1, 2008, Brazil adopted new GAAP, following IFRS standards. Brazilian income taxes were then calculated under a temporary regime called Transitional Tax Regime (RTT, in the Portuguese acronym) meant to neutralize the impacts on the calculation of the corporate income tax in Brazil that could derive from the adoption of the new GAAP. Law 12,973 was then enacted in 2014, with the goal to adapt Brazilian tax legislation, based on the new GAAP, eliminating the RTT. With the introduction of the new rules, the law determined that, for fiscal year 2014, any dividends paid out of accounting profits which, for any reason, would be higher than the “tax profits” calculated according to the RTT, would be subject to withholding income tax in Brazil. Nonetheless, CSN does not have relevant accounting adjustments which could result in a lower “tax profit” as compared to the group’s accounting profit, reason why no withholding income tax shall be levied on any future distribution of dividends paid out of profits generated in 2014. As from fiscal year 2015, since there is no “tax profit” under the RTT, no potential exposure should exist, and the exemption for dividends is normally applicable again.

Since 1996, Brazilian companies have been permitted to pay limited amounts of interest on shareholders' equity to holders of equity securities and to treat those payments as a deductible expense for purposes of its Brazilian income tax and social contribution on net profits tax basis. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, multiplied by the sum of determined net equity accounts of the Brazilian company, and the amount of the deduction may not exceed the greater of (i) 50% of the net income (before taking into account the amounts attributable to shareholders as interest on shareholders' equity and the provision of corporate income tax but after the deduction of the provision of the social contribution on net profits) related to the period in respect of which the payment is made; or (ii) 50% of the sum of retained profits and profits reserves as of the date of the beginning of the fiscal year in respect of which the payment is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of the recommendations of our board of directors.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a tax haven.

For this purpose, a “tax haven” or “low-tax regime” is a country or location (i) that does not impose income tax, (ii) where the income tax rate is lower than 20% or (iii) where the local legislation imposes restrictions on disclosing the shareholding composition or ownership of the investment (“Tax Haven Jurisdiction”). Ordinance No. 488, dated November 28, 2014, reduced to 17% the maximum income tax rate that may be imposed by a given jurisdiction for characterization of a Tax Haven Jurisdiction, as long as the jurisdiction complies with international tax transparency standards. Subsequently, tax authorities provided that compliance with such standards requires: (a) signature of or conclusion of negotiation to sign a treaty or agreement allowing the exchange of information related to identification of income beneficiaries, corporate structure, ownership of goods or rights or economic transactions and (b) commitment to the criteria defined in international anti-tax evasion forums of which Brazil is a member. Tax authorities regularly issue a list of jurisdictions which are considered Tax Haven Jurisdictions. This list is currently set forth in Normative Instruction No. 1,037/10, as amended.

These payments of interest on shareholders’ equity may be included as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is included, the company may be required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend.

No assurance can be given that our board of directors will not recommend that future distributions of income should be made by means of interest on shareholders’ equity instead of dividends.

Taxation of Gains

Capital gains realized by Non-Resident Holders on the disposition of common shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•         are exempt, when realized by a Non-Resident Holder that (i) is a 4,373 Holder and (ii) is not resident or domiciled in a Tax Haven Jurisdiction; and

•         in all other cases, subject to income tax at a rate of up to 25%.

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

Any other gains realized on the disposition of common shares that are not carried out on the Brazilian stock exchange:

•         are subject to income tax at rates varying from 15% to 22.5%, depending on the total amount of gains within two consecutive fiscal years (see table below) when realized by any Non-Resident Holder that is not resident or domiciled in a Tax Haven Jurisdiction, whether or not such holder is a 4,373 Holder; and

•         are subject to income tax at a rate of 25% when realized by a Non-Resident Holder that is resident or domiciled in a Tax Haven Jurisdiction, whether or not such holder is a 4,373 Holder.

The capital gains rates described above, varying from 15% to 22.5%, shall be determined according to the following table:

Capital Gains Tax Rate	Threshold (total gains on the sale of the same rights within two fiscal years)
15%	Total gains below R$5 million
17.5%	Total gains above R$5 million, but below R$10 million
20%	Total gains above R$10 million, but below R$30 million
22.5%	Total gains above R$30 million

In the cases described above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% will also apply and can be offset against any income tax due on the capital gain.

The statutory definition of a Tax Haven Jurisdiction for the purpose of income taxation on gains should differ depending on whether or not a holder is a 4,373 Holder. In the case of a 4,373 Holder, the definition of Tax Haven Jurisdiction should not comprise jurisdictions where the local legislation imposes restrictions on disclosing the shareholding composition or ownership of the investment. However, the list provided for in Normative Instruction No. 1,037/10 does not seem to differ from the Tax Haven Jurisdiction definition for the purposes of 4,373 Holders.

Any exercise of preemptive rights relating to common shares will not be subject to Brazilian withholding income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposition of common shares.

In the case of a redemption of common shares or a capital reduction, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the common shares redeemed in reais is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at rates of up to 25%.

Sale of ADSs by U.S. Holders to Other Non-Residents in Brazil

As discussed above, pursuant to Law No. 10,833, the sale of assets located in Brazil involving Non-Resident Holders is subject to Brazilian withholding income tax, regardless if the purchaser is a Brazilian resident or not. We believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, and, thus, should not be subject to Brazilian withholding tax. However, due to the lack of any administrative or judicial guidance, there is no assurance that this interpretation would prevail. If the ADSs are deemed to be assets located in Brazil, gains recognized by a Non-Brazilian Holder from the sale or other disposition to either a non-resident or a resident in Brazil may be subject to income tax in Brazil according to the rules described in “––Taxation of Gains” above.

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

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the common shares, calculated as set forth above, is considered a capital gain subject to income tax at rates up to 25%. In some circumstances, there may be arguments that this tax treatment is not applicable in the case of 4,373 Holders that are not located in a Tax Haven Jurisdiction.

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

Taxation of Dividends

U.S. Holders

Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income, as dividend income, the gross amount of any distribution paid by us (including (i) payments considered “interest” in respect of Shareholders’ equity under Brazilian law and (ii) amounts withheld in respect of Brazilian taxes and (iii) any additional amounts payable in respect of such withholding taxes as described above under “––Brazilian Tax Considerations—Taxation of Dividends and Interest on Shareholders’ Equity”) out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) when the distribution is actually or constructively received by the U.S. Holder, in the case of common shares, or by the ADS depositary, in the case of ADSs. Distributions in excess of current and accumulated earnings and profits, as determined under U.S. federal income tax principles, will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares or ADSs and thereafter as capital gain, which will be either long-term or short-term capital gain depending on whether the U.S. holder held the common shares or ADSs for more than one year. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. Holders should assume all distributions are made out of earnings and profits and constitute dividend income.

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

Capital gain or loss, if any realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of a share or ADS that is subject to Brazilian income tax (see “—Brazilian Tax Considerations—Taxation of Gains”), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian income tax (i.e., because the gain from the disposition would be U.S. source income), unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. Holder may be able to take a deduction for the Brazilian income tax if it does not elect to claim a foreign income tax credit for any foreign taxes paid or accrued during the taxable year.

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

In general, we will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held ADSs or common shares, either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

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

A U.S. Holder may make a mark-to-market election, if the common shares or ADSs are “regularly traded” on a “qualified exchange.” Under applicable U.S. Treasury regulations, a “qualified exchange” includes a national securities exchange, such as the NYSE, that is registered with the SEC or the national market system established under the Exchange Act. Also, under applicable Treasury Regulations, PFIC securities traded on a qualified exchange are regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure you that the ADSs will be eligible for a mark-to-market election.

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

A U.S. Holder who owns common shares or ADSs during any taxable year that we are a PFIC in excess of certain de minimis amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. In addition, under certain circumstances, the temporary regulations also require a “United States person” (as such term is defined in the Code) that owns an interest in a PFIC as an indirect shareholder through one or more United States persons to file Form 8621 for any taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of such interest, or reports income pursuant to a mark-to-market or QEF election, among other circumstances. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the common shares or ADSs.

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

10F. Dividends and Paying Agents

Not applicable.

10G. Statement by Experts

Not applicable.

10H. Documents on Display

We are subject to the information requirements of the Exchange Act and, accordingly, file reports and other information with the SEC. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain further information about the operation of the Public Reference Room by calling the SEC at 1 (800)SEC-0330. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. You may also inspect our reports and other information at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which the ADSs are listed. For further information on obtaining copies of our public filings at the NYSE, you should call (212) 656-5060. We also file financial statements and other periodic reports with the CVM.

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

Market Risk Exposures and Market Risk Management

Our treasury department is responsible for managing our market risk exposures. We use internal controls in order to:

•         understand market risks;

•         reduce our probability of financial losses; and

•         reduce the volatility of our financial results.

The principal tools used by our treasury department are:

•         Sensitivity Analysis. This measures the impact that movements in the price of different market variables such as interest rates and exchange rates will have in our earnings and cash flows; and

•         Stress Testing. This measures the worst possible loss from a set of consistent scenarios to which probabilities are not assigned. The scenarios are deliberately chosen to include extreme changes in interest and currency exchange rates.

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

•         TJLP, due to real-denominated debt indexed to this interest rate; and

•         CDI (benchmark Brazilian real overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt.

		Maturities
Exposure as of December 31, 2018* (amortization)	Notional amount	2019	2020	2021	2022	2023	Thereafter

U.S. dollar LIBOR	4,800	969	2,348	1,021	462	-	-

U.S. dollar fixed rate	10,449	1,835	3,383	-	-	1,356	3,875

CDI	11,667	1,857	845	2,356	2,663	2,669	1,275

Euro fixed rate	213	107	106	-	-	-	-

TJLP	968	76	66	59	58	57	652

Other	555	547	5	3	-	-	-

		Maturities
Exposure as of December 31, 2017* (amortization)	Notional amount	2018	2019	2020	2021	2022	Thereafter

U.S. dollar LIBOR	4,845	747	1,655	1,674	541	228	-

U.S. dollar fixed rate	8,920	-	2,238	3,374	-	-	3,308

CDI	13,551	4,708	3,178	2,361	1,627	1,557	120

Euro fixed rate	285	95	95	95	-	-	-

TJLP	1,025	67	72	66	58	57	705

Other	541	531	3	3	3	1	-

*All figures in millions of reais.

Our cash and cash equivalents were as follows:

	December 31, 2018	December 31, 2017	Exposure
Cash in reais:	778	842	CDI
Cash in U.S. dollars:	379	781	LIBOR

The following table sets forth the average interest rate of our borrowings and financing:

		Consolidated
		As of December 31, 2018
	Average interest rate(*)	Total Debt (in thousands of R$)
US$	5.88%	15,950,646
R$	8.19%	12,704,504
EUR	3.88%	287,591
		28,942,741

(*)   In order to determine the average interest rates for our borrowings and financing agreements with floating rates, we used rates as of December 31, 2018.

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

December 31, 2018
(in millions, unless otherwise indicated)	Functional Currency	Notional Amount	Average Interest	Average Maturity (days)
DI future	Real	-	-	-

Hedge accounting of export	U.S. Dollar	2,076	-

Hedge accounting net investment	Euro	48	-

CDI-to-fixed rate interest rate swap	Real		-

Fixed rate-to-CDI interest rate swap	Real		-
December 31, 2017
(in millions, unless otherwise indicated)	Functional Currency	Notional Amount	Average Interest	Average Maturity (days)
DI future	Real	-	-	-

Hedge accounting of export	U.S. Dollar	1,318	-

Hedge accounting net investment	Euro	72	-

CDI-to-fixed rate interest rate swap	Real	-	-	-

Fixed rate-to-CDI interest rate swap	Real	-	-	-

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

Our exposure to the U.S. dollar is due to the following contract categories:

•         U.S. dollar-denominated debt;

•         offshore cash;

•         currency derivatives;

•         U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

•         offshore investments, which comprise assets purchased offshore and denominated in U.S. dollars on our balance sheet.

	December 31, 2018	December 31, 2017
U.S. dollar liabilities
Loans and financing	4,117	4,333
Trade accounts payable	175	97
Intercompany loans	0	0
Others	4	4
Total liabilities	4,296	4,434

U.S. dollar assets
Offshore cash and cash equivalents	377	777
Guarantee margin	-	-
Trade accounts receivable	358	311
Advances to suppliers	-	-
Intercompany loans	0	0
Other	9	3
Total assets	744	1,091

Total U.S. dollar exposure	(3,552)	(3,343)

Cash flow – hedge accounting	2,076	1,318
Total U.S. dollar net exposure	(1,476)	(2,025)
Perpetual bonds	1,000	1,000
Total U.S. dollar net exposure, excluding perpetual bonds	(476)	(1,025)

Our exposure to the euro is due to the following contract categories:

•         euro-denominated debt;

•         offshore cash;

•         euro indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

•         offshore investments: assets that we bought offshore and that are denominated in euros on our balance sheet.

	December 31, 2018	December 31, 2017
Euro liabilities
Loans and financing	49	73
Trade accounts payable	8	2
Others	1	3
Total liabilities	58	78

Euro assets
Offshore cash and cash equivalents	3	3
Trade accounts receivable	1	3
Intercompany loans	-	-
Advances to suppliers	-	-
Other	5	4
Total assets	9	9

Total euro exposure	(49)	(69)

Derivative notional	0	0
Investment – hedge accounting	48	72
Perpetual bonds	-	-
Total euro net exposure, excluding perpetual bonds	(1)	3

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

The U.S. dollar/real exchange had an annual volatility of approximately 16% from 2016 to 2018.

Sensitivity Analysis of Derivative Financial Instruments and Foreign Exchange Exposure

Scenarios 1 and 2 represent 25% and 50% appreciation of the foreign currency, using the respective closing selling rate as of December 31, 2017, as reported by the Central Bank, as a benchmark.

The currencies used in the sensitivity analysis and the respective scenarios are as follows:

				December 31, 2018
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
U.S. dollar to real	3.8748	3.7626	4.8435	5.8122
Euro to real	4.439	4.2833	5.5488	6.6585

				December 31, 2017
Interest	Interest rate	Scenario 1	Scenario 2
CDI	6.40%	8.00%	9.6%
TJLP	6.98%	8.73%	10.47%
LIBOR	2.88%	3.60%	4.32%

Set forth below are the effects on our income statement of scenarios 1 and 2:

(*)   We calculated the probable scenario considering the following variations: 2.89% appreciation of the real against the U.S. dollar and 3.51% appreciation of the real against the euro.

Source: Central Bank as of January 25, 2019.

Sensitivity Analysis of Changes in Interest Rates

Scenarios 1 and 2 represent 25% and 50%, respectively, interest volatility growth as of December 31, 2018.

(in thousands of RS)					Impact on profit or loss
Changes in interest rates	% p.a.	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	6.98		(954,635)	(2,793)	(16,658)	(33,316)
Libor	2.88		(4,799,586)	(47,391)	(34,505)	(69,010)
CDI	6.40	609,480	(11,667,006)	(53,528)	(176,924)	(353,848)

(*)   This sensitivity analysis assumes a probable scenario of interest rates as of December 31, 2018, as recorded in our assets and liabilities

Market Price Risk of Our Common Shares

We are exposed to the risk of changes in the market price of our common shares due to investments made and investments classified as available-for-sale.

Item 12. Description of Securities Other Than Equity Securities

American Depositary Shares

JP Morgan Chase Bank, N.A. serves as the depositary for the ADSs. ADR holders are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

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

Direct and Indirect Payments by the Depositary

The depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2018, such reimbursements totaled US$1.2 million.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

None.

PART II

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2018, CSN’s disclosure controls and procedures are effective.

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

Management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control - Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment, we concluded that our internal control over financial reporting is effective as of December 31, 2018.

Attestation Report of the Independent Registered Public Accounting Firm

Grant Thornton Auditores Independentes, our independent registered public accounting firm, audited, as of December 31, 2018, our internal control over financial reporting. For Grant Thornton Auditores Independentes’ report dated April 4, 2019, see our audited consolidated financial statements included elsewhere herein.

Item 16. [Reserved]

16A.        Audit Committee Financial Expert

As of the date of this annual report, our audit committee comprises two members and we are looking to appoint a third member at our board of directors’ meeting following our next shareholders’ meeting. After reviewing the qualifications of the members of our audit committee, our board of directors has determined that each member of our audit committee qualifies as an “audit committee financial expert,” as defined by the SEC. In addition, both members of our audit committee meet the applicable independence requirements both under Brazilian Corporate Law and under the NYSE rules.

Our audit committee may be assisted by an external consultant, whenever necessary, that renders financial and consulting services, among others.

16B. Code of Ethics

We adopted a Code of Ethics in 1998, reinforcing our ethical standards and the values that apply to all of our employees, including executive officers and directors.

Our Code of Ethics was updated in 2015 and in February 2016 copies were distributed to each employee of the organization, to the members of our board of directors and our audit committee, each of who signed a commitment letter, reinforcing their dedication to our established values. Since 2017, our Code of Ethics is available on our intranet to be consulted and accepted by employees electronically. In our governance structure, the compliance area is responsible for our integrity program, which aims to ensure compliance with ethical standards of conduct and transparency. This program includes continuous training for our employees and employees of our third parties, and also monitoring of compliance with laws, regulations, policies and internal standards.

There was no amendment to or waiver from any provision of our Code of Ethics in 2018. Our Code of Ethics is in compliance with the SEC requirements for codes of ethics for senior financial officers. A copy of our Code of Ethics is available on our website at www.csn.com.br.

16C. Principal Accountant Fees and Services

Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations. For the fiscal years ended December 31, 2018 and 2017, Grant Thornton Auditores Independentes acted as our independent auditor.

The following table sets forth the services rendered and the related fees:

	Year Ended December 31,
	2018	2017
	(in thousands of R$)
Audit fees	4,969	5,889
Audit – related fees	259	354
Tax fees	-	-
Total	5,228	6,243

Audit Fees

Audit fees in 2018 and 2017 comprised the aggregate fees billed and billable by our independent auditors in connection with the audit of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

In 2018 and 2017, audit-related fees in the above table are fees billed and billable by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements.

Services additional to the examination of the financial statements are submitted for prior approval to our audit committee in order to ensure that they do not represent a conflict of interest or affect the auditors’ independence.

Tax Fees

In 2018 and 2017, there were no fees for tax services provided by our independent auditors.

16D. Exemptions from the Listing Standards for Audit Committees

As of the date of this annual report, our audit committee comprises two members and we are looking to appoint a third member at our board of directors’ meeting following our next shareholders’ meeting. For a discussion on our audit committee, see “Item 6C. Board Practices—Fiscal Committee” and “Item 6C. Board Practices—Audit Committee.”

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2014, in accordance with the limits and provisions of CVM Instruction No. 10/80, our board of directors approved various share buyback programs with the purpose of holding shares in treasury for subsequent disposal or cancellation. In 2018, we maintained 7,409,500 shares in treasury.

Program	Board´s Authorization	Authorized Quantity	Program Period	Number Bought Back	Shares Cancellation	Shares Sold	Balance in Treasury
1st	03/13/2014	70,205,661	03/14/2014 04/14/2014	2,350,000			2,350,000
2nd	04/15/2014	67,855,661	04/16/2014 05/23/2014	9,529,500			11,879,500
3rd	05/23/2014	58,326,161	05/26/2014 06/25/2014	31,544,500			43,424,000
4th	06/26/2014	26,781,661	06/26/2014 07/17/2014	26,781,661			70,205,661
	07/18/2014				60,000,000		10,205,661
5th	07/18/2014	64,205,661	07/18/2014 08/18/2014	240,400			10,446,061
	08/19/2014				10,446,061
6th	08/19/2014	63,161,055	08/19/2014 09/25/2014	6,791,300			6,791,300
7th	09/29/2014	56,369,755	09/29/2014 12/29/2014	21,758,600			28,549,900
8th	12/30/2014	34,611,155	12/31/2014 03/31/2015	1,841,100			30,391,000
9th	03/31/2015	32,770,055	04/01/2015 06/30/2015	0			30,391,000
10th	04/20/2018	30,391,000	04/20/2018 04/30/2018			22,981,500	7,409,500

In April 2018 we sold 22,981,500 shares that we held in treasury at an average price of R$7.86 per share, equivalent to R$181million. We sold these shares at an average price of R$9.29 per share, totaling cash inflows in the amount of R$213 million. We recognized the surplus of R$32 million between the sale price of the shares and their purchase price in our capital reserve.

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

We have established an audit committee, which provides assistance to our board of directors in matters involving our accounting, internal controls, financial reporting and compliance. Our audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of, and coordinates with, our independent auditors. It also reports on our auditing policies and our annual audit plan prepared by our internal auditing team. Our audit committee evaluates the effectiveness of our internal financial and legal compliance controls and is comprised of up to three independent directors elected by our board of directors for two-year terms.

As of the date of this annual report, our audit committee comprises two members, Yoshiaki Nakano and Antonio Bernardo Vieira Maia, and we are looking to appoint a third member at our board of directors’ meeting following our next shareholders’ meeting. Both members of our audit committee satisfy the audit committee membership independence requirements set forth by the SEC and the NYSE. Each of the members of our audit committee has been determined by our board of directors to qualify as an “audit committee financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act. For further information on our audit committee, see “Item 6C. Board Practices—Fiscal Committee” and “Item 6C. Board Practices—Audit Committee.”

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

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have adopted the following corporate governance guidelines, either based on Brazilian law or our Code of Ethics, institutional handbook or policies and procedures:

•         insider trading policy for securities issued by us;

•         disclosure of material facts;

•         disclosure of annual financial reports;

•         confidential policies and procedures; and

•         Sarbanes-Oxley disclosure committee’s duties and activities.

16H. Mine Safety Disclosure

Not Applicable as none of our mines are located in the United States and as such are not subject to the Federal Mine Safety and Health Act of 1977 or the Mine Safety and Health Administration

Item 17. Financial Statements

See “Item 18. Financial Statements.”

PART III

Item 18. Financial Statements

Our following consolidated financial statements, together with the report of Grant Thornton Auditores Independentes thereon, are filed as part of this annual report.

Page
Report of Independent Registered Public Accounting Firm	FS-R1
Report of Independent Registered Public Accounting Firm	FS-R2
Report of Independent Registered Public Accounting Firm	FS-R3
Consolidated financial statements:
Balance sheets as of December 31, 2018 and 2017	FS- 1
Statements of income for the years ended December 31, 2018, 2017 and 2016	FS- 3
Statements of comprehensive income the years ended December 31, 2018, 2017 and 2016	FS- 4
Statements of cash flows for the years ended December 31, 2018, 2017 and 2016	FS- 5
Statements of changes in shareholders’ equity for the years ended December 31, 2018, 2017 and 2016	FS- 7
Notes to consolidated financial statements	FS- 9

Item 19. Exhibits

Exhibit		Description
Number
1.1		Bylaws of the registrant (English translation), incorporated herein by reference from our Form 6-K filed with the SEC on November 27, 2017.
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

8.1	+	List of Subsidiaries.
12.1	+	Section 302 Certification of Chief Executive Officer.
12.2	+	Section 302 Certification of Chief Financial Officer.
13.1	+	Section 906 Certification of Chief Executive Officer.
13.2	+	Section 906 Certification of Chief Financial Officer.
15.2		Consent of Snowden do Brasil Consultoria Ltda, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 30, 2015.
101.INS	+	XBRL Instance Document.
101.SCH	+	XBRL Taxonomy Extension Schema.
101.CAL	+	XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	+	XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	+	XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	+	XBRL Instance Document.

* Certain portions of the exhibit have been omitted from the public filing and were filed separately with the SEC with a request for confidential treatment. + Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 4, 2019	Companhia Siderúrgica Nacional

	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Marcelo Cunha Ribeiro Marcelo Cunha Ribeiro
	Title:	Chief Financial and Investor Relations Officer

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Companhia Siderúrgica Nacional

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in the 2013 Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2018, and our report dated April 04, 2019 expressed an unqualified opinion on those financial statements.

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

/s/ Grant Thornton Auditores Independentes

São Paulo, Brazil

April 04, 2019

FS-R1

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Companhia Siderúrgica Nacional

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 04, 2019 expressed an unqualified opinion.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of matter – Ability of the jointly-controlled subsidiary to obtain the necessary funds

As discussed in Note No 9.d) and 28.c) to the consolidated financial statements, the new railroad network of the joint-controlled entity Transnordestina Logística S.A. (“TLSA”) is currently under construction, and certain terms on the concession agreement are still under discussion with the relevant government agencies. The completion of the project and consequent commencement of operations depend on the continuing contribution of funds by its shareholders and third parties. Those events or conditions, along with other matters described in such note, indicate that a material uncertainty exists. TLSA’s Management's plans in regard to these matters are also described in Note No 9.d) and 28.c). The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Grant Thornton Auditores Independentes

We have served as the Company’s auditor since 2017.

São Paulo, Brazil

April 04, 2019

FS-R2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo - SP - Brazil

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flows of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) for the year ended December 31, 2016. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the operations and the cash flows of the Company for the year ended December 31, 2016, in conformity with International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB.

As discussed in note 2.a.b) to the consolidated financial statements of the year ended December 31, 2016, dated December 22, 2017, the accompanying consolidated financial statements for the year ended December 31, 2015 have been restated to: (a) change the previous business combination accounting, because Management has revised the fair value measurement in connection with an acquisition occurred during 2015, conducted by the subsidiary Congonhas Minérios S.A.; and (b) record an allowance over deferred income tax assets, as a consequence of a revised analysis performed by Management on the recoverability of such deferred income tax assets. Our opinion is not modified with respect to this matter.

As discussed in note 10.d) to the consolidated financial statements of the year ended December 31, 2016, dated December 22, 2017, the new railroad network of the joint-
-controlled entity Transnordestina Logística S.A. (“TLSA”) is currently under construction, and certain terms on the concession agreement are still under discussion with the relevant governmental agencies. The completion of the project and consequent commencement of operations depend on the continuing contribution of funds by its shareholders and third parties. Those events or conditions, along with other matters described on such note, indicate that a material uncertainty exists, which raises substantial doubt on TLSA’s ability to continue as a going concern. TLSA’s Management’s plans in regard to these matters are also described in note 10.d) to the consolidated financial statements of the year ended December 31, 2016, dated December 22, 2017. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

December 22, 2017

FS-R3

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheets as of December 31
Thousands of Brazilian Reais

Assets	Note	2018	2017
CURRENT ASSETS
Cash and cash equivalents	4	2,248,004	3,411,572
Financial Investments measured at amortized cost	5	895,713	735,712
Trade receivables	6	2,078,182	2,197,078
Inventories	7	5,039,560	4,464,419
Other current assets	8	1,753,024	1,072,715
Total current assets		12,014,483	11,881,496

NON-CURRENT ASSETS
Financial Investments measured at amortized cost	5	7,772
Deferred income taxes	15.b	89,394	63,119
Other non-current assets	8	4,285,223	2,528,475
		4,382,389	2,591,594

Investments in associates and joint controlled entities	9.b	5,630,613	5,499,995
Property, plant and equipment	10	18,046,864	17,964,839
Intangible assets	11	7,253,175	7,272,046
Total non-current assets		35,313,041	33,328,474

TOTAL ASSETS		47,327,524	45,209,970

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheets as of December 31
Thousands of Brazilian Reais

Liabilities and shareholders’ equity	Note	2018	2017

CURRENT LIABILITIES
Payroll and related taxes		248,185	252,418
Trade payables		3,473,822	2,505,695
Taxes payable		251,746	264,097
Borrowings and financing	12	5,653,439	6,526,902
Other payables	14	1,704,857	1,014,980
Provisions for tax, social security, labor and civil risks	17	106,503	105,958
Total current liabilities		11,438,552	10,670,050

NON-CURRENT LIABILITIES
Borrowings and financing	12	23,173,635	22,983,942
Other payables	14	227,328	129,323
Deferred income taxes	15.b	601,731	1,173,559
Provisions for tax, social security, labor and civil risks	17	685,953	719,133
Pension and healthcare plan	27.c	905,119	908,721
Provision for environmental liabilities and decommissioning of assets	18	281,766	337,013
Total non-current liabilities		25,875,532	26,251,691

Shareholders’ Equity	20
Issued capital		4,540,000	4,540,000
Capital reserves		32,720	30
Legal reserves		189,122
Earnings reserves		2,933,969	238,976
Treasury Shares		(58,264)	(238,976)
Accumulated Profit / (Loss)			(1,291,689)
Other comprehensive income		1,065,188	3,779,032
Total equity attributable to owners of the Company		8,702,735	7,027,373

Non-controlling interests		1,310,705	1,260,856

Total equity		10,013,440	8,288,229

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		47,327,524	45,209,970

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Income for the years ended December 31
Thousands of Brazilian Reais, except for the earnings (loss) per common share

	Note	2018	2017	2016
Net Revenue from sales and/or services	22	22,968,885	18,524,601	17,148,949
Cost of sales and/or services	23	(16,105,657)	(13,596,141)	(12,640,042)

Gross profit		6,863,228	4,928,460	4,508,907

Operating income (expenses)		83,332	(1,944,495)	(2,563,431)
Selling expenses	23	(2,263,688)	(1,815,107)	(1,696,896)
General and administrative expenses	23	(494,023)	(415,841)	(518,232)
Other operating income	24	4,036,043	824,286	663,509
Other operating expenses	24	(1,330,706)	(646,944)	(1,076,730)
Equity in results of affiliated companies	9.b	135,706	109,111	64,918

Profit before financial income (expenses) and taxes		6,946,560	2,983,965	1,945,476
Financial income	25	1,310,514	295,074	643,590
Financial expenses	25	(2,806,157)	(2,758,701)	(3,166,017)

Profit (Loss) before income taxes		5,450,917	520,338	(576,951)

Income tax and social contribution	15.a	(250,334)	(409,109)	(266,546)

Profit (Loss) from continued operations		5,200,583	111,229	(843,497)
Profit (Loss) from discontinued operations				(9,561)
Net income (loss) for the year		5,200,583	111,229	(853,058)

Profit (Loss) for the year attributed to:
Controlling interests		5,074,136	10,272	(934,747)
Non-controlling interests		126,447	100,957	81,689

Earnings (loss) per common share - (reais/share)
Basic	20.g	3.69498	0.00757	(0.68876)
Diluted	20.g	3,69498	0.00757	(0.68876)

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Comprehensive Income for the years ended December 31
Thousands of Brazilian Reais

	Note	2018	2017	2016
Consolidated profit (loss) for the year		5,200,583	111,229	(853,058)

Items that will not be subsequently reclassified to the statement of income
Actuarial (losses)/gains on defined benefit plan from investments in subsidiaries		903	(12)	87
Actuarial (losses)/gains on defined benefit pension plan		413	(203,022)	(219,417)
Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan			(1,073)	(2,619)
		1,316	(204.107)	(221,949)
Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year		(87,101)	170,342	(486,890)
Fair Value through other comprehensive income		(1,559,680)	847,849	711,942
(Loss)/Gain on change in percentage of investments		(105)	2,814	1,299
(Loss) gain on cash flow hedge accounting	13.b	(1,415,962)	(50,987)	1,005,968
Cash Flow hedge reclassified to income statement	13.b	370,191	92,140	77,444
(Loss) /gain on hedge of net investments in foreign subsidiaries	13.b	(21,852)	(39,893)	77,952
(Loss) / gain on business combination		(651)	4,415
		(2,715,160)	1,026,680	1,387,715

Other comprehensive income		(2,713,844)	822,573	1,165,766

Comprehensive income (loss) for the year		2,486,739	933,802	312,708
Attributable to:
Attributed to owners of the Company		2,360,292	832,845	231,019
Attributed to non-controlling interests		126,447	100,957	81,689

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Cash Flows for the years ended December 31
Thousands of Brazilian Reais

	Note	2018	2017	2016

Profit (Loss) for the year		5,200,583	111,229	(853,058)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Accrued charges on borrowings and financing		1,938,077	2,346,598	2,944,558
Charges on loans and financing granted		(50,239)	(54,777)	(58,731)
Depreciation/ depletion / amortization	10 and 11	1,273,021	1,453,335	1,322,497
Equity in results of affiliated companies	9.b	(135,706)	(109,111)	(64,918)
Deferred income tax and social contribution		(576,895)	50,128	60,368
Provision for tax, social security, labor and civil risks		(34,279)	10,166	(25,642)
Monetary variations and exchange differences		1,023,695	250,660	(1,038,018)
Gain/(Loss) of derivative financial instruments	13.b		(28,503)	(5,467)
Eletrobrás's compulsory loan	24		(755,151)
Proceeds from disposal of fixed and intangible assets	10 and 11	38,245	28,127	88,339
Gain on repurchase of debt securities				(146,214)
Provision (Reversal) for consumption and services	14	55,726	(44,921)
Provision for actuarial liabilities		(20,984)	(36,953)	(18,803)
PIS and COFINS credits	8	(2,208,462)
Gain on business combination				(66,496)
Net gain on sale of a foreign subsidiary	24	(1,164,294)
Gain on disposal of available for sale				(252,023)
Provision for environmental liabilities and decommissioning of assets	18	(55,247)	(10,051)	18,133
Impairment of Transnordestina				387,989
Updated shares – Fair value through profit or loss (VJR)	24	(1,655,813)
Other provisions		(43,435)	82,682	(993)
		3,583,993	3,293,458	2,291,521
Changes in assets and liabilities
Trade receivables - third parties		99,223	(300,449)	(388,469)
Trade receivables - related parties		22,071	14,449	(3,956)
Inventories		(800,050)	(442,109)	947,834
Receivables from related parties/Dividends		113,800	68,224	34,082
Recoverable taxes		238,181	(100,470)	275,018
Judicial deposits		(7,496)	(6,720)	38,910
Trade payables		990,942	711,953	482,009
Payroll and related taxes		(1,100)	(3,658)	(5,691)
Taxes in installments - REFIS		(23,806)	23,775	(253,374)
Payables to related parties		129,031	46,081	(9,726)
Interest paid		(2,141,710)	(2,634,931)	(3,050,036)
Interest received				19,636

Interest on swaps paid				(3,999)
Other		5,026	(97,752)	(97,841)
Increase (Decrease) in assets and liabilities		(1,375,888)	(2,721,607)	(2,015,603)
Net cash generated by operating activities		2,208,105	571,851	275,918

Investments / acquisition of shares		(218,840)		(190,435)
Purchase of property, plant and equipment	10	(1,317,102)	(1,059,481)	(1,628,694)
Receipt/(Payment) in derivative transactions		(372)	30,453	(722,443)
Purchase of intangible assets	11	(2,200)	(622)	(3,119)
Loans granted to related parties		(101,908)	(49,072)	(96,461)
Financial investment, net of redeemed amount	5	(167,773)	24,679	3,208
Loans received from related parties			4,819
Cash received by disposal of Usiminas’ shares		39,377
Cash and cash equivalents from discontinued operations				331,835
Net cash received from the sale of a foreign subsidiary		1,670,359
Cash and cash equivalents on acquisition of control				941
Net cash used in investing activities		(98,459)	(1,049,224)	(2,305,168)
Borrowings and financing raised	12.b	2,143,679	534,506	22,597
Cost of borrowing		(92,287)	(238)	(26,844)
Payment of borrowings	12.b	(5,019,978)	(1,528,023)	(398,699)
Payment of dividends and interests on shareholder’s equity		(502,002)		(53)
Treasury shares		213,402
Forfaiting funding / drawee risk				78,240
Forfaiting amortization / drawee risk				(407,155)
Buyback of debt securities				(151,098)
Net cash used in financing activities		(3,257,186)	(993,755)	(883,012)

Exchange rate changes on cash and cash equivalents of foreign subsidiaries		(16,028)	11,538	(77,628)

Increase (Decrease) in cash and cash equivalents		(1,163,568)	(1,459,590)	(2,989,890)
Cash and cash equivalents at the beginning of the year		3,411,572	4,871,162	7,861,052
Cash and cash equivalents at the end of the year		2,248,004	3,411,572	4,871,162

 The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Changes in Shareholders´ Equity
Thousands of Brazilian reais

	Paid-in Capital	Capital Reserve	Earnings Reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´Equity	Non-Controlling interests	Consolidated Equity
Balances at December 31, 2015	4,540,000	30		(367,214)	1,790,693	5,963,509	1,127,779	7,091,288
Total comprehensive income				(934,747)	1,165,766	231,019	81,689	312,708
Profit (loss) for the year				(934,747)		(934,747)	81,689	(853,058)
Other comprehensive income					1,165,766	1,165,766		1,165,766
Cumulative translation adjustments for the period					(486,890)	(486,890)		(486,890)
Actuarial gain (loss) on defined benefit pension plan, net of taxes					(221,949)	(221,949)		(221,949)
Gain/(Loss) on available-for-sale assets, net of taxes					711,942	711,942		711,942
Gain/(loss) on percentage change in investments					1,299	1,299		1,299
Gain/(loss) on cash flow hedge accounting, net of taxes					1,083,412	1,083,412		1,083,412
Gain/(loss) on hedge of net investments in foreign subsidiaries					77,952	77,952		77,952
Internal changes in shareholders' equity							(19,475)	(19,475)
Non-controlling interests in subsidiaries							(19,475)	(19,475)
Balances at December 31, 2016	4,540,000	30		(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521

Total comprehensive income				10,272	822,573	832,845	100,957	933,802
Profit (loss) for the year				10,272		10,272	100,957	111,229
Other comprehensive income					822,573	822,573		822,573
Cumulative translation adjustments for the period					170,342	170,342		170,342
Actuarial gain/(loss) on defined benefit pension plan, net of taxes.					(204,107)	(204,107)		(204,107)
Gain/(Loss) on available-for-sale assets, net of taxes					847,849	847,849		847,849
Gain/(loss) on percentage change in investments					2,814	2,814		2,814
Gain/(loss) on cash flow hedge accounting, net of taxes					41,153	41,153		41,153
Gain/(loss) on hedge of net investments in foreign subsidiaries					(39,893)	(39,893)		(39,893)
Gain/(loss) on business combination					4,415	4,415		4,415
Internal changes in shareholders' equity							(30,094)	(30,094)
Non-controlling interests in subsidiaries							(30,094)	(30,094)
Balances at December 31, 2017	4,540,000	30		(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229

Capital transactions with shareholders		32,690	180,712	(898,332)		(684,930)		(684,930)
Sales of treasury shares			180,712			180,712		180,712
Dividends				(898,332)		(898,332)		(898,332)
Profit on disposal of shares		32,690				32,690		32,690
Total comprehensive income				5,074,136	(2,713,844)	2,360,292	126,447	2,486,739
Profit/(loss) for the year				5,074,136		5,074,136	126,447	5,200,583
Other comprehensive income					(2,713,844)	(2,713,844)		(2,713,844)
Cumulative translation adjustments for the period					(87,101)	(87,101)		(87,101)
Actuarial gain/(loss) on defined benefit pension plan, net of taxes					1,316	1,316		1,316
Gain/(Loss) on available-for-sale assets, net of taxes					(1,559,680)	(1,559,680)		(1,559,680)
Gain/(loss) on percentage change in investments					(105)	(105)		(105)
Gain/(loss) on cash flow hedge accounting, net of taxes					(1,045,771)	(1,045,771)		(1,045,771)
Gain/(loss) on hedge of net investments in foreign subsidiaries					(21,852)	(21,852)		(21,852)
Gain/(loss) on business combination					(651)	(651)		(651)

Constitution of reserves			2,884,115	(2,884,115)
Non-controlling interests in subsidiaries							(76,598)	(76,598)
Balances at December 31, 2018	4,540,000	32,720	3,064,827		1,065,188	8,702,735	1,310,705	10,013,440

 (Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the “Company”, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial activities in the United States and operations in Portugal and Germany, all of them are in line with the plan to achieve new markets and perform excellent services for final consumers. Its steel has been used in home appliances, civil construction and automobile industries.

•       Mining:

 The production of iron ore is developed in the city of Congonhas, State of Minas Gerais.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is accomplished by Terminal de Carvão e Minérios do Porto de Itaguai – (“TECAR”), a solid bulk terminal, one of the four terminals that compose the Port of Itaguai, located in the State of Rio de Janeiro. Imports of coal and coke are held through this terminal and directed to the steel industry of CSN. The Company´s mining activities also comprises tin exploitation, which is based in the State of Rondônia, this facility is engaged to supply the needs of UPV, with the excess of raw material being sold to subsidiaries and third parties.

The Company's mining activities utilize tailings dams for which all appropriate measures are taken to mitigate the risks inherent to the handling and disposal of the tailings and to comply with current environmental legislation. It is important to reiterate that operating without dependence on these dams is a priority in our mining activities, for which investments of around R$ 250 million in dry stacking technology have already been made. In this context, it is expected that CSN Mineração will be fully processing the tailings in the dry process by the end of 2019, subject to revision of projects and expected deadlines, proper operation of equipment and unforeseen delays. As a consequence of these measures, decommissioning of dams is the natural way of processing dry tailings.

All of our dams, both mining and hydroelectric dams, are positively certified and comply with the environmental legislation in force.

•       Cement:

CSN entered in the cement market boosted by the synergy between this new activity and its existing businesses. Next to the UPV in Volta Redonda (RJ) is installed the new business unit CSN Cimentos, which produces CP-III type of cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arcos unit, located in the State of Minas Gerais, to satisfy the needs of UPV as of the cement plant. Additionally, the operation of its second clinker production line is located in Arcos/MG.

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

Ports:

In the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S.A., operates the Container Terminal (“TECON”) and by means of its subsidiary CSN Mineração, the TECAR, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad and maritime access.

(“TECON”) is responsible for the shipments of CSN´s steel products, movement and storage of containers, consolidation and deconsolidation of cargo; our exports of iron ore are performed using the TECAR terminal; additionally, we use the terminal for landing of coal, petroleum, coke, sulfur and zinc concentrate for our own operation and for third parties.

•       Energy:

Since the energy supply is fundamental in CSN´s production process, the Company owns and operates facilities to generate electric power for guaranteeing its self-sufficiency.

The note 26 - “Segment Information” details the financial information per each of CSN´s business segment.

•       Going Concern

 In 2018, the Company amortized principal and interest in the approximate amount of R$7.1 billion of its loans and financing. In 2019, loans and interest to be incurred next year, are expected to be paid in the approximate amount of R$3.5 billion. The financial leverage may adversely affect the businesses, financial conditions and operating results. Which can entail the following considerations:

•         Allocation of a substantial part of the cash generated from operations for repayment of the borrowings.

•         Exposure to fluctuations in interest rates due to the renegotiation of debts and new borrowings taken, and fluctuations in exchange rates since a significant part of the borrowings is denominated in foreign currency.

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

The Company’s ability to continue operating depends, therefore, on the achievement of operating targets defined by management, in addition to refinancing of contracted debts, and/or actions related to financial deleveraging.

In addition to the continuous focus on improvement in operating income, management has various actions in progress to increase the Company’s liquidity through an extension of borrowing payment terms.

This plan was started in 2015, with the renegotiation of R$ 2.5 billion with Caixa Econômica Federal and R$ 2.2 billion with Banco do Brasil S.A, postponing the maturities from 2016 and 2017 to 2018 through 2022. In 2016, the Company extended the installments of certain NCE contracts amounting to R$ 100 million and prepayments of US$ 66 million with Bradesco, postponing the maturities from 2016 to 2019. Always committed to the plan to extend it debt payment term, mainly those of short term, the company’s management concluded, in February 2018, the reprofile of its debts at R$ 4.98 billion with Banco do Brasil, extending the maturity dates from 2018 to 2022 for maturities up to 2024. Still in February 2018, the company issued debt instruments (“Notes”) in the amount of US$350 million through our wholly-owned subsidiary CSN Resources S.A., with maturity date in 2023 and, in conjunction, made a repurchase offer (“Tender Offer”) of the Notes previously issued by CSN Islands XI Corp and CSN Resources S.A, having been repurchased US$350 million in Notes with maturities scheduled for 2019 and 2020.

Additionally, Management studies alternatives to financial deleverage from the disposal of non-strategic assets. However, it is not possible to affirm that the sale of assets will occur within a 12-month period. Thus, the Company did not segregate and did not reclassify any assets in the financial statements as discontinued operations in accordance with IFRS 5.

Based on management’s cash flow projections that covered the operational period until December 2019, which depend on factors such as the achievement of production targets, sales volumes and prices, as well as on renegotiations of borrowings, management believes that the Company has appropriate resources to continue its operations in a reasonably estimable period of time. Accordingly, the Company’s financial statements for the year ended December 31, 2018 were prepared based on the assumption of going concern.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation and declaration of conformity

The consolidated financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (IASB) and includes all of the relevant information of the financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. It is disclosed in the notes to this report all subjects involving a high degree of judgment or complexity, or when assumptions and estimates are significant to the consolidated financial statements, those subjects are related to the allowance for doubtful debts, provision for inventory losses, provision for labor, civil, tax, environmental and social security contingences, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employee benefits.  Actual results may differ from these estimates.

The financial statements are presented in thousands of Brazilian reais (R$). Depending on the applicable IFRS standard, the measurement criteria used in preparing the financial statements considers the historical cost, net realizable value, fair value or recoverable amount. When the IFRS allows us an option between acquisition cost and other measurement criteria, the acquisition cost was the criteria used.

The consolidated financial statements were approved by the Board of Directors on April 4, 2019.

2.b) Consolidated financial statements

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the years ended December 31, 2018 and 2017 include the following direct and indirect subsidiaries, joint ventures and joint operations, as well as the exclusive funds, as follows:

	Equity interests (%)
Companies	12/31/2018	12/31/2017	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U. (1)		100.00	Equity interests
CSN Export Europe, S.L.U. (1)		100.00	Financial transactions and Equity interests
CSN Metals S.L.U. (1)		100.00	Equity interests and Financial transactions
CSN Americas S.L.U. (1)		100.00	Equity interests and Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Gestão de Recursos Financeiros Ltda. (*)	99.99	99.99	Management of funds and securities portfolio
CSN Mineração S.A.	87.52	87.52	Mining and Equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	91.69	90.78	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
Aceros México CSN (2)	0.08		Commercial representation, sales of steel and related activities
CSN Inova Ltd.(3)	100.00		Advisory and implementation of new development projects

Indirect interest in subsidiaries: full consolidation
Companhia Siderúrgica Nacional (4)		100.00	Steel
Lusosider Projectos Siderúrgicos S.A.	100.00	99.94	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.00	99.99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas - MMSA	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Asia Limited	100.00	100.00	Commercial representation
CSN Mining Holding, S.L	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	87.52	87.52	Commercial representation
Aceros México CSN (2)	99.92	100.00	Commercial representation, sale of steel and related activities
Lusosider Ibérica S.A	100.00	99.94	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.	87.52	87.52	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC (4)	100.00		Import and distribution/resale of products

Direct interest in joint operations
Itá Energética S.A.	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in joint ventures
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.	31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Equity interests and product sales and iron ore
Transnordestina Logística S.A.	46.30	46.30	Railroad logistics

Indirect interest in joint ventures
MRS Logística S.A.	16.30	16.30	Railroad transportation

Direct interest in associates
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

(*) They are Dormant Companies therefore they do not appear in the note 9.a, where is disclosed business information under the equity method and fair value through profit or loss and comprehensive income.

•   Events in 2018:

(1)     On February 6, 2018, the Spanish commercial registry recognized the merger by absorption of the companies by CSN Steel, S.L.U., the date from which the companies were considered legally extinct, before third parties and for the purposes of commercial law, the merger is retroactive to the date of December 28, 2017;

(2)     Transfer of 1% stake in Aceros Mexico CSN from CSN Steel to Companhia Siderúrgica Nacional occurred on February 1, 2018. On September 18, 2018, CSN Steel increased the capital of Aceros Mexico CSN, diluting the direct interest of Companhia Siderúrgica Nacional to 0.08%, with CSN Steel holding 99.92%. On February 1, 2019, the Federal Taxpayers' Registry was canceled and, therefore, the settlement process of Aceros Mexico CSN was terminated, however, before third parties and for the purposes of commercial law, the settlement was retroactive to September 18, 2018;

(3)     Company incorporated in 2018.

(4)     On June 5, 2018 CSN LLC had its corporate name changed to "Heartland Steel Processing, LLC". On the same date, a new company was incorporated under the name "Companhia Siderúrgica Nacional, LLC", a wholly owned subsidiary of Heartland Steel Processing, LLC. On June 28, 2018, Companhia Siderúrgica Nacional, LLC., became a wholly-owned subsidiary of CSN Steel and, on June 29, 2018, Heartland Steel Processing, LLC was sold to Steel Dynamics, Inc. The remaining assets are registered at Companhia Siderúrgica Nacional, LLC, a subsidiary of CSN Steel (see note 3).

•           Exclusive funds

	Equity interests (%)
Exclusive funds	12/31/2018	12/31/2017	Core business
Direct interest: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

In preparing the consolidated financial statements, we have adopted the following consolidation procedures:

•          Transactions between subsidiaries, associates, joint ventures and joint operations

Unrealized gains on transactions with subsidiaries, joint ventures and associates are eliminated to the extent of CSN’s equity interests in the related entity by the consolidation process. Unrealized losses are eliminated in the same manner as unrealized gains, although only to the extent that there are not indications of impairment. The Company eliminates the effect on profit or loss of transactions carried out with joint ventures and, as a result, reclassifies part of the equity in results of joint ventures to financial expenses, cost of sales and income tax and social contribution.

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

The Company eliminates the effect on profit or loss of transactions carried out with joint ventures and, as a result, eliminates part of the equity in results of joint ventures to financial expenses, cost of sales, net sales and income tax and social contribution.

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

ii.      Transactions and balances

According to IAS 21 – The effects of changes in foreign exchange rates, transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when their values are remeasured. Foreign exchange gains and losses resulting from the settlement of those transactions and from the translation at exchange rates in effect as of December 31, 2018 related to monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when they are recognized in shareholders' equity as a result of foreign operation characterized as foreign investment.

According to IAS 21 and IFRIC 22 – foreign currency transactions and advance consideration, the transactions in which the Company recognizes a non-monetary asset or non-monetary liability involving prepayments or receipts in foreign currency are recorded at the exchange rate of the date the entity initially recognized (transaction date) the non-monetary asset or non-current liability monetary.

The balances of assets and liabilities are translated by exchange rates prevailing at the end of the reporting period. As of December 31, 2018, US$1 is equal to R$3.8748 (R$3.3080 at December 31, 2017) and €1 is equal to R$4.4390 (R$3.9693 at December 31, 2017), according to the rates obtained from Central Bank of Brazil website.

All other foreign exchange gains and losses, including foreign exchange gains and losses related to borrowings and cash and cash equivalents, are presented in the income statement as financial income or expenses.

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

2.d) Cash and cash equivalents

Cash and cash equivalents include cash on hand, in bank accounts and other short-term highly liquid investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. Bank certificates of deposit and government securities that do not meet the above criteria are not considered cash equivalents and are classified as financial investments, according to note 5.

2.e) Trade receivables

Trade receivables are initially recognized at fair value, including the related taxes and expenses, being foreign currency-denominated trade receivables are adjusted at the exchange rate in effect at the end of the reporting period.  The accounts receivable with a receipt period of more than 90 days are subject to a present value adjustment and analysis regarding the operation.

With the adoption of the new IFRS 9 - Financial instruments, the Company started to apply the new model of expected losses, where it considers all possible loss events over the life of its receivables. These expected credit losses are estimated according to the loss rate by maturity range adopted by the Company since the initial (recognition) date of the asset.

The Company considers customer history, default rate, financial situation and the position of its legal advisors to estimate the expected credit losses.

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

2.g) Investments

Investments in subsidiaries, joint ventures and associates are accounted for under the equity method of accounting and are initially recognized at cost. The gains or losses are recognized in profit or loss as operating income (or expenses). In the case of foreign exchange differences arising on translating foreign investments that have a functional currency different from the Company’s, changes in investments due exclusively to foreign exchange differences, as well as adjustments to pension plans and investments that impact the subsidiaries’ shareholders' equity, are recognized in line item “Cumulative translation adjustments”, in the Company’s shareholders' equity, and are only recognized in profit or loss when the investment is disposed or written off due to impairment loss. Other investments are recognized at cost or fair value.

When necessary, the accounting policies of subsidiaries, joint ventures and associates are changed to ensure consistency with the policies adopted by the Company.

2.h) Business combination

The acquisition method is used to account for on each business combination conducted by the Company. The consideration transferred by acquiring an entity is measured by the fair value of the assets transferred, liabilities incurred, and equity instruments issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss for the year, as incurred. Identifiable assets acquired, and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date.

2.i) Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 10. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, that is, used in the mining activity, they are depreciated over the shorter between the normal useful lives of such assets and the useful life of the mine. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, and consequently reducing the carrying amount of the part that is replaced if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

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

•         Market and financial studies;

The development costs from new mineral deposits or from capacity expansion in mine operations are capitalized and amortized using the produced (extracted) units’ method based on the probable and proven ore quantities.

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

Stripping costs in the production phase are included in the cost of the inventory produced, except when a specific extraction campaign is made to access deeper deposits where ore body is located. In these cases, costs are capitalized and taken to noncurrent assets when the mineral ore deposit is extracted and are amortized over the useful life of the ore body.

The Company holds spare parts that will be used to replace parts of property, plant and equipment and that used to increase the asset’s useful life when it exceeds 12 months. These spare parts are classified in property, plant and equipment and not in inventories.

2.j) Intangible assets

Intangible assets comprise assets acquired from third parties, including through business combinations.

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis on the exploration or recovery periods estimated.

Mineral rights acquired are classified in line item ‘’other assets’’ in intangible assets.

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

Goodwill is allocated to CGUs for impairment testing purposes. The allocation is made to CGUs or group of CGUs that are expected to benefit from the business combination in which the goodwill arose, and if that unit is not greater than the operating segment.

•       Software

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized on a straight-line basis over the estimated useful lives in up to 10 years.

2.k) Impairment of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization and/or depreciation, such as property, plant and equipment, are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized at the amount at which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units, or CGUs). Non-financial assets, except for goodwill, are subsequently reviewed for possible reversal of the impairment at the reporting date.

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

The Company recognizes all actuarial gains or losses resulting from defined benefit plans immediately in other comprehensive income. If the plan is extinguished, actuarial gains and losses are recognized in profit or loss.

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

The Company´s concession contracts are not within the scope of IFRIC12 – Service Concession Arrangements, considering that the grantor (refers to the government) has effectively no control over what, to whom and at what price the services will be provided by the dealer (refers to the private part) to the customers. In essence, all concession contracts have operating leasing characteristics. Therefore, the accounting should follow the accounting rules applicable to leases, according IAS 17 - Leases. Our concession agreements provide for the use of a specific asset for an agreed period of time, but without any transfer of ownership to the Company or option to buy these assets after the completion of these contracts.

Payments made under operating leases are recognized in the income statement on a straight-line basis over the period of the contracts.

There are assets related to our concessions which are subject to reversion to the grantor at the end of the concession agreement.

 The residual carrying amounts of these assets on December 31, 2018 are listed below with an indication of their classification in our financial statements:

Concession	Net book value (R$)			Classification in balance sheet
Sepetiba Tecon S.A. (TECON)	347	million		Fixed assets and intangible (Software)

Tecar (CSN Mineração)	1,616	million		Fixed assets and intangible (Software)

FTL - Ferrovia Transnordestina Logística S.A. (FTL)	227	million		Fixed assets
Transnordestina logística S.A. (TLSA)	8,439	million	(1)	Investment

(1) The amount of fixed and intangible assets is recognized in TLSA’s financial statements. The Company recognizes its interest in the assets under the equity method.

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

2.p) Revenue recognition

As of January 1, 2018, IFRS 15 was adopted by the Company, all assets are recorded according to the respective practice.

Operating revenue from the sale of goods in the normal course of business is measured at the fair value of the consideration that the entity expects to receive in exchange for the delivery of the good or service promised to the client.

Revenue recognition occurs when or as the entity satisfies a performance obligation by transferring the good or service to the customer, understanding that performance obligation is an enforceable promise in a contract with a customer for the transfer of a good / service or a series of goods or services.

The transfer is considered to be effected when or as the customer obtains control of that asset.

If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized.

Freight export services under the CFR (Cost and Freight) and CIF (Cost, Insurance and Freight) modalities, where the Company is responsible for the freight service, are considered separate services and therefore a separate obligation, with their allocation apart of the price of the transaction and with recognition of the service over time. Such revenue allocated to freight does not significantly affect the results of the Company's fiscal year and, therefore, it is not presented separately in the financial statements. For other services rendered, revenue is recognized based on its realization over time.

2.q) Financial income and financial expenses

Financial income includes interest income from funds invested, dividend income not accounted for under the equity method, changes in the fair value of financial assets measured at fair value through profit or loss, and gains on derivative instruments that are recognized in profit or loss. Interest income is recognized in profit or loss under the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive payment has been established. Distributions received from investees accounted for under the equity method reduce the investment value.

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

2.v) Financial instruments

As of January 1, 2018, IFRS 9 was adopted by the Company, all assets and liabilities are recorded according to the respective practice.

i)    Financial assets

Financial assets are classified into the following categories: assets measured at amortized cost, fair value through profit or loss and fair value through other comprehensive income. Assets are classified according to the definition of the business plan adopted by the Company and the characteristics of the cash flow of the financial asset.

•         Recognition and measurement

The Company classifies, at initial recognition, its financial assets into three categories: i) assets measured at amortized cost ii) fair value through profit or loss and iii) fair value through other comprehensive income.

•         Amortized cost

Assets measured at amortization cost must be measured if both of the following conditions are met: i) the financial asset is maintained within the business plan whose objective is to maintain financial assets for the purpose of receiving contractual cash flows ii) the contractual terms of the financial asset give rise, on specific dates, to cash flows that exclusively constitute payments of principal and interest on the principal amount outstanding, the Company shall recognize its interest income, exchange gains and losses and impairment directly in the income statement

•         Fair value through profit or loss

Financial assets should be measured at fair value through profit or loss only if they are not measured as assets measured at amortized cost or fair value through other comprehensive income. The Company must recognize its interest income, foreign exchange gains and losses, impairment, and other net income are recognized directly in income.

•         Fair value through other comprehensive income.

Financial assets shall be measured at fair value through comprehensive income only when the following conditions are met: i) the financial asset is maintained within a business plan whose objective is achieved by the receipt of contractual cash flow and by the sale of financial assets, ii) the contractual terms of the financial asset give rise, in specific dates and interest on the value of the outstanding principal.

The assets measured at fair value through other comprehensive income are classified into two categories: i) debt instruments in which the interest income calculated using the effective interest method, the foreign exchange gains and losses and the impairment are recognized in the statement of income. Other net income is recognized directly in the Company's equity, in "other comprehensive income". In derecognition of the asset, the accumulated result in other comprehensive income is reclassified to income, and ii) equity instrument in which these assets are measured subsequent to the fair value. The dividends are recognized as a gain in profit or loss, unless the dividend represents a clear recovery of part of the cost of the investment. Other net income is recognized directly in the Company's equity in "other comprehensive income" and is never reclassified to income.

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

•         Derecognition of financial assets

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred, in the latter case, provided that the Company has transferred significantly all risks and rewards of ownership.

If the company holds substantially all the risks and rewards of ownership of the financial asset, it must continue to recognize the financial asset.

ii)      Financial liabilities

Financial liabilities are classified under the following categories: financial liability at amortized cost, fair value through profit or loss. Management determines the classification of its financial liabilities at the time of initial recognition.

•       Financial liabilities measured at amortized cost

The Company shall classify all its financial liabilities as amortized cost, except financial liabilities classified at fair value through profit or loss, derivative liabilities, collateral agreement.

Other financial liabilities are measured at amortized cost using the effective interest method. The interest expenses, gains and losses are recognized in the income statement.

The Company holds the following non-derivative financial liabilities: borrowings, financing and debentures and trade payables.

•   Financial liabilities at fair value through profit or loss

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

Gains and losses on financial liabilities classified at fair value through profit or loss are recognized in profit or loss

•  Derecognition of financial liabilities

Financial liabilities are written off only when they are extinguished, that is, when the obligation specified in the agreement is settled, canceled or expires. The Company also derecognizes a financial liability when the terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

iii)     Offsetting of financial instruments

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

iv) Derivative instruments and hedging activities

•                Derivatives measured at fair value through profit or loss

Derivatives are initially recognized at fair value on the date when a derivative contract is entered, thereafter they are subsequently measured at their fair value and any changes are recognized as “Financial income (expenses)” in the income statement.

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

The effective portion of the changes in the fair value of financial liabilities designated and qualifying as cash flow hedge is recognized on equity, in line item "Hedge accounting”. Any gain or loss related to the ineffective portion is recognized immediately in other operational income/ expenses, if applicable.

The amounts accumulated in equity are realized in operational results in the periods when the forecast exports affect the result.

When a hedging instrument expires, is settled in advance or the hedging relationship no longer meets the hedge accounting criteria, or even when Management decides to discontinue hedge accounting, all cumulative gains or losses recorded in equity at the time remain recognized in equity and, from that moment, the exchange variations are recorded in the financial income/expenses. When the forecast transaction is completed, the gain or loss is reclassified to operational result. When a forecast transaction is no longer expected to take place, the cumulative gain or loss previously recognized in shareholders’ equity is immediately transferred to the income statement, in line item “Other operational”.

The movements of the hedge amounts denominated as export cash flow hedges are shown in note 13 – Financial Instruments.

•  Net investment hedge

For net investment hedge, the Company designates part of its financial liabilities as hedging instruments of its overseas investments with functional currencies other than the Group’s functional currency, according to IAS39. Such relationship occurs since the financial liabilities are related to the investments in the amounts required for the effective relationship.

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item.

The effective portion of changes in the fair value of financial liabilities that are designated and qualify as a net investment hedge is recognized in equity in line item “Hedge Accounting”. The gain or loss relating to the ineffective portion is recognized in other operating, when applicable. If at some point of the hedging relationship the balance of the debt is higher than the balance of the investment, the exchange variation on the excess debt will be reclassified to the statement of profit or loss as an other operating income / expenses (ineffectiveness of the hedge).

The amounts accumulated in equity will be realized in the statement of profit or loss upon disposal or partial disposal of the foreign operation.

The changes in the amounts of hedge denominated as Net investment hedge are shown in note 13 – Financial Instruments.

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

2.z) New standards and interpretations issued and not yet adopted

The following standards and interpretations have been issued and will be mandatory for subsequent accounting periods, that is, as of January 1, 2019, 2020 and 2021 and were not early adopted by the Group for the year ended December 31, 2018:

Standard	Main items introduced by the standard	Effective date
IFRS16 – Leases

This new standard defines the principles for recognition, measurement, presentation and disclosure of leases and introduces a single model for the accounting of leases in the balance sheet for the lessees. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. Optional exemptions are available for short-term leases and low-value items. For lessors, accounting treatment remains practically the same, with the classification of leases as operating leases or financial leases.

IFRS 16 replaces existing lease standards, including IAS 17  - Leasing operations and IFRIC 4, SIC 5 and SIC 27 - Complementary aspects of leasing operations

January 1, 2019
IFRIC 23 – Uncertainty over Income Tax Treatments

Can be unclear how tax law applies to a particular transaction or circumstance. This interpretation complements IAS 12 – Income Tax, to clarify how to reflect the effects of uncertainty over income tax treatments.

January 1, 2019
The Conceptual framework for financial reporting

Review of the Conceptual Framework by establishing a comprehensive set of concepts for guidance on financial performance reporting; better definitions and guidelines, highlighting the definition of a liability; and clarification in relevant areas.

January 1, 2020

The following information presents the possible impacts on the adoption of IFRS16 – Leases and IFRIC 23 – Uncertainty over Income Tax Treatments, which were available at the time of the preparation of these financial statements. In this way, these preliminary assessments and their potential impacts are subject to change until the initial adoption is disclosed in the 2019 financial statements.

•         IFRS 16 – Leases

IFRS 16 aims to unify the accounting model of the lease, requiring lessee to recognize the assets and liabilities of all leases at present value, unless it has the following characteristics that are in the scope exemption from the rule: (i) contract with a term of not more than twelve months; and ii) has a low value or is based on variable values.

The Company concluded that with the adoption of the standard, we will have a reduction in operating expenses and an increase in financial expenses, once the asset "right of use" is amortized and the lease liability is updated to reflect the consideration to be paid over the contract period.

The standard is applicable as from January 1, 2019, the Company opted to apply the modified retrospective approach, recognizing the cumulative effect as an adjustment in the opening balance.

The Company estimates the impact of R$578 million in the consolidation in the initial recognition of the right of use and lease liabilities.

•         IFRIC 23 - Uncertainty over Income Tax Treatments

This interpretation is intended to clarify how the company should evaluate the uncertainties in accounting for income taxes when the applicable legislation is not clear.

The company evaluated current events and the accounting treatment applied in each situation in the light of this interpretation, we concluded that IFRIC 23 does not have effects arising from tax positions adopted that may be challenged by the Brazilian tax authorities.

3       SALE OF FOREIGN SUBSIDIARY

During the second quarter of 2018, Companhia Siderúrgica Nacional ("CSN") announced to its shareholders and to the market, through a Material Fact, the sale by its wholly-owned subsidiary CSN Steel S.L.U., total interest in Heartland Steel Processing, LLC, new corporate name of Companhia Siderúrgica Nacional LLC ("LLC") to Steel Dynamics, Inc. ("SDI"), approved on the same date by the Board of Directors. The LLC is located in the United States with operations in stripping, cold rolling and galvanizing of flat steel.

Still in the second quarter of 2018, after fulfilling all the precedent conditions foreseen in the purchase and sale agreement entered into with SDI, the Company concludes the transaction with the transfer of the equity interest and receipt of the base value of the transaction, adjusted in US$ 400 million, as shown below:

	06/30/2018		Change in working capital		In 2018
	U$$	R$	U$$	R$	R$

Receipt from disposal of the investment	395,661	1,525,590			1,525,590
Deposit in Warranty	2,000	7,712			7,712
Contractual expenses and fees (d)	2,339	9,021			9,021
Basis price for alienation (a)	400,000	1,542,323			1,542,323
Working Capital Receivable (b) (*)	34,008	131,127	3,581	14,402	145,529
Shareholder's Equity da LLC (c)	133,445	514,537			514,537
Net gain of alienation = (a+b-c-d)	298,224	1,149,892	3,581	14,402	1,164,294

(*) The final value of the transaction was subject to post-closing adjustment of working capital, which was completed in September 2018. The working capital of LLC ascertained and received was US$37,589 equivalent to R$145,529. The sale of LLC generated a cumulative gain in the year of 1,164,294 (see note 24).

The net investment, results and cash flows from the sale of the investment are summarized below:

3.a) Balance sheet

LLC
06/30/2018
ASSETS
Current Assets	418,014
Cash and cash equivalents	760
Trade Receivable	114,266
Inventory	299,373
Other current assets	3,615

Non-current assets	191,431
Other non-current assets	205
Property, plant and equipment	191,226
TOTAL ASSETS	609,445

LIABILITIES
Current Liabilities	89,810
Borrowings and Financing	5,446
Social and Labor obligations	5,526
Trade payables	76,400
Tax payables	1,398
Other payables	1,040

Non-current liabilities	5,098
Borrowings and Financing	5,098

Shareholders' equity (disposal)	514,537

TOTAL LIABILITIES	609,445

3.b) Statement of Income

	06/30/2018	06/30/2017
Net Revenues	997,061	472,409
Cost from sale of goods and rendering of services	(888,850)	(388,322)
Gross profit	108,211	84,087
Selling expenses	(24,650)	(10,521)
General and administrative expenses	(15,649)	(9,531)
Other operating expenses, net	(844)	(358)
Profit before financial income (expenses)	67,068	63,677
Financial income (expenses), net	(2,641)	(428)
Profit (loss) before taxes	64,427	63,249
Income tax and Social Contribution	(1,730)	-
Profit (loss) for the period	62,697	63,249

3.c) Statement of Cash Flows

	06/30/2018	06/30/2017
Net cash provided by (used) by operating activities	149,691	(69,216)
Net cash provided by (used) by investing activities	(6,269)	(2,492)
Net cash provided by (used) by financing activities	(176,592)	(1,860)
Increase (decrease) in cash and cash equivalents for the period	(33,170)	(73,568)
Cash and equivalents at the beginning of the year	33,930	112,428
Cash and equivalents at the end of the year	760	38,860

Net revenue receipts from sale of subsidiary LLC

In 2018
Net cash received from the sale of the asset	1,525,590
Cash and cash equivalents transferred on the sale of the assets	(760)
Working capital received	145,529
Net cash provided by the sale of assets	1,670,359

4       CASH AND CASH EQUIVALENTS

		Consolidated
	12/31/2018	12/31/2017
Current
Cash and cash equivalents
Cash and banks	1,124,714	193,702

Short-term investments
In Brazil:
Government securities	10,247	12,100
Private securities	609,480	644,525
	619,727	656,625
Abroad:
Time deposits	503,563	2,561,245
Total short-term investments	1,123,290	3,217,870
Cash and cash equivalents	2,248,004	3,411,572

The funds available established in Brazil, are basically invested in repurchase agreements and Bank Certificate of Deposit (“CDBs”) and yield interest based on the floating of Certificates of Interbank Deposits (“CDI”) and government securities are basically repurchase agreements backed by National Treasury Notes. The Company invests part of the resources through the exclusive investment funds, whose financial statements have been consolidated in the Company.The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF).

The funds available abroad are invested in time deposits in banks considered by management as top rated banks and the returns are based on fixed interest rates

5       FINANCIAL INVESTMENTS

	Consolidated
		Current	Non current
	12/31/2018	12/31/2017	12/31/2018
CDB - Certificate of bank deposit (1)	882,376	716,218
Government securities (2)	13,337	19,494
Time Deposit (3)			7,772
	895,713	735,712	7,772

(1)     Financial investment linked to Bank Certificate of Deposit to secure a letter of guarantee of certain loans.

(2)     Investments in National Treasury Bills (LFT) managed by its exclusive funds.

(3)     Investments in Time Deposit in custody to cover additional expenses of the sale of LLC.

6       TRADE RECEIVABLES

		Consolidated
	12/31/2018	12/31/2017
Trade receivables
Third parties
Domestic market	1,369,396	1,290,823
Foreign market	852,821	982,846
	2,222,217	2,273,669
Allowance for doubtful debts	(237,352)	(191,979)
	1,984,865	2,081,690
Related Parties (note 19 b)	93,317	115,388
	2,078,182	2,197,078

In accordance with Group’ internal sales policy the Group performs operations relating to assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. In the consolidated, this transaction totals R$46,210 as of December 31, 2018 (R$186,827 as of December 31, 2017).

The breakdown of gross trade receivables from third parties is as follows:

		Consolidated
	12/31/2018	12/31/2017
Current	1,514,847	1,391,839
Past-due up to 30 days	177,287	167,760
Past-due up to 180 days	47,684	142,346
Past-due over 180 days	482,399	571,724
	2,222,217	2,273,669

The movements in the Group’s allowance for doubtful debts are as follows

	Consolidated
	12/31/2018	12/31/2017
Opening balance	(191,979)	(172,782)
Expected credit losses	(53,706)	(36,697)
Recovery of receivables	8,333	17,500
Closing balance	(237,352)	(191,979)

With the adoption of IFRS 9 - Financial Instruments, the Company changed the model as from January 1, 2018 from "losses incurred" to "expected credit losses", where it began to constitute the impairment from the date of recognition of the assets (accounts receivable to expire). The application of IFRS 9 did not bring material impacts to the Company.

7       INVENTORIES

	Consolidated
	12/31/2018	12/31/2017
Finished goods	1,362,981	1,308,802
Work in progress	1,122,933	1,135,589
Raw materials	1,560,499	1,050,588
Spare parts	856,097	814,725
Iron ore	258,612	278,041
Advances to suppliers	36,192	12,514
(-) Provision for losses	(157,754)	(135,840)
	5,039,560	4,464,419

The movements in the provision for inventory losses are as follows:

	Consolidated
	12/31/2018	12/31/2017
Opening balance	(135,840)	(101,176)
(Estimated losses) / Reversal of inventories with low turnover and obsolescence	(21,914)	(34,664)
Closing balance	(157,754)	(135,840)

8         OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

				Consolidated
	Current		Non-current
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Judicial deposits (note 17)			347,950	339,351
Credits with the PGFN (1)			46,774	46,774
Recoverable taxes (2)	1,412,335	866,986	1,822,388	401,071
Prepaid expenses	49,830	50,078	49,808	30,741
Actuarial assets - related parties (Note 19 b)			99,894	111,281
Derivative financial instruments (note 13 I)	351
Securities held for trading (note 13 I)	4,503	2,952
Iron ore inventory (3)			144,499	144,499
Northeast Investment Fund – FINOR			26,598	26,598
Loans with related parties (notes 19 b and 13 I)	2,675	2,441	706,605	554,694
Other receivables from related parties (Note 19 b)	3,649	3,577	218,840	30,770
Other receivables (note 13 I)			7,451	20,024
Principal and monetary adjustment related to the Eletrobrás' compulsory loan (Note 13 I) (4)			813,428	784,741
Dividends receivable (note 19b) (*)	46,171	41,528
Employee debt (*)	31,645	33,942
Sea freight (5)	117,156
Other receivables (*)	12,753	3,667
Others	71,956	67,544	988	37,931
	1,753,024	1,072,715	4,285,223	2,528,475

(*) In December 2018, the Company reclassified the balances from 2017 related to Dividends receivable, Employee Debits and Other Receivables to Other Current and Non-Current Assets. Previously, the amounts were presented in the note ‘Accounts Receivable’.

(1)      Refers to the excess of judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).

(2)     Refers mainly to PIS / COFINS, ICMS recoverable and income and social contribution taxes to be offset. On September 20, 2018, res judicata the writ of mandamus and special appeal filed in 2006, in which CSN and Federal Union were parties, related to the discussion about the non-inclusion of ICMS in the calculation base of PIS and COFINS, confirmed the CSN's right to offset the amounts unduly paid under these taxes from 2001 to 2013. In this way, the Company recognized in 2018 the amount of R$ 2,208,462, under "Taxes recoverable", being in the current assets R$ 793,516 and in the noncurrent R$ 1,414,945 and in the "Other Operating" account, was recognized the amount of R$ 1,102,365, see note 24, and R$ 1,106,097 as "Financial Result", see note 25.

(3)     Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating in the first half of 2020.

(4)     This is a  certain and due amount, arising from the res judicata favorable decision to the Company, which is irreversible and irrevocable, in order to apply the STJ's consolidated position on the subject, which culminated in the conviction of Eletrobrás to the payment of the correct interest and monetary adjustment of the Compulsory Loan. The res judicata decision, as well as the certainty about the amounts involved in the liquidation of the sentence (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain.

(5)     Refers to payment of freight expenses and marine insurance on unrecognized sales revenues, following the guidelines of IFRS15, the freight in incoterms "CIF" is considered a distinct performance obligation and for these, there’s no conclusion about the delivery process in December 31, 2018, but the transport service provider had already been paid.

9       INVESTMENTS

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

9.a) Investments in joint ventures, joint operations, associates and other investments

	12/31/2018							12/31/2017
Companies	Number of shares (in units)		Participation in						Participation in
		% equity interest	Assets	Liabilities		Fair Value Allocation	Net income / (loss) for the year	% equity interest	Assets	Liabilities		Fair Value Allocation	Net income / (loss) for the year
					Shareholders’ equity						Shareholders’ equity

Joint-venture and Joint-operation
MRS Logística S.A.(*)	126,716,070	37.27	3,125,912	1,693,200	1,878,095		194,403	37.27	3,039,761	1,714,729	1,782,162		171,905
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,876,146	50.00	25,941	19,997	5,944		4,501	50.00	16,005	13,654	2,351		1,785
Transnordestina Logística S.A.	24,168,304	46.30	4,065,604	2,883,851	1,181,753	271,116	(20,429)	46.28	3,806,380	2,604,198	1,202,182	271,116	(21,357)
			7,217,457	4,597,048	3,065,792	271,116	178,475		6,862,146	4,332,581	2,986,695	271,116	152,333
Associates
Arvedi Metalfer do Brasil	46,994,971	20.00	40,712	26,308	14,404		(5,087)	20.00	43,653	23,978	19,675		(4,368)
			40,712	26,308	14,404		(5,087)		43,653	23,978	19,675		(4,368)
Classified as fair value through profit or loss and comprehensive income (Note 13 I)
Usiminas					2,250,623						2,200,459
Panatlântica					28,566						21,974
					2,279,189						2,222,433

Other Investments					112						76

Total Investments					5,359,497	271,116					5,228,879	271,116
					5,630,613						5,499,995

(*) On December 31, 2018 and 2017, the Company directly owned 26,611,282 common shares, 2,673,312 Class A preferred shares and 34,092,604 Class B preferred shares, totaling 36,765,916 preferred shares and indirectly through its subsidiary CSN Mineração 25,802,872 common shares, 37,536,000 Class A preferred shares of MRS Logística S.A.;

The number of shares, the carrying amounts of assets, liabilities and shareholders’ equity, and the amounts of profit or loss for the year refer to the equity interests held by CSN in those companies.

9.b) Changes of investments balances in joint ventures, joint operations, associates and other investments

		Consolidated
	12/31/2018	12/31/2017

Opening balance of investments	5,499,995	4,568,451
Opening balance of loss provisions
Capital increase		20,579
Dividends	(87,846)	(79,189)
Comprehensive income (1)	272	850,640
Equity in results of affiliated companies (2)	173,145	147,800
Receipt of sale - Usiminas' shares	(39,377)
Update of shares measured at Fair Value through profit or loss (VJR) (note 13 II)	96,133
Amortization of fair value – investment in MRS	(11,746)	(11,746)
Others	37	3,460
Closing balance of investments	5,630,613	5,499,995

(1) Refers to the marked-to-market of investments classified at fair value through profit or loss, translation to the reporting currency of the foreign investments of which functional currency is not the Brazilian Reais, actuarial gain/loss and gain/loss on net investment hedge from investments measured by equity method.

(2) The table below shows the reconciliation of the equity in results of affiliated companies included on investment balance with the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies

		Consolidated
	12/31/2018	12/31/2017

Equity in results of affiliated companies
MRS Logística S.A.	194,403	171,905
CBSI - Companhia Brasileira de Serviços de Infraestrutura	4,501	1,785
Transnordestina Logística S.A.	(20,429)	(21,357)
Arvedi Metalfer do Brasil S.A.	(5,087)	(4,368)
Others	(243)	(165)
	173,145	147,800
Eliminations
To cost of sales	(42,806)	(40,823)
To taxes	14,554	13,880
Others
Amortization of fair value – investment in MRS	(11,746)	(11,746)
Others	2,559
Equity in results adjusted	135,706	109,111

9.c) Additional information about the main operating subsidiaries

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

Tecon won a bidding procedure and entered into the lease agreement in October 23, 1998 for operation of the port terminal for a period of 25 years, extendable for an equal period.

Upon termination of the lease, it will return to the Union as well as all the rights and privileges transferred to Tecon, along with the ownership of assets and those resulting from investments, declared reversible by the Federal Government for being necessary to the continuity of terminal´s operation. The reversible assets will be indemnified by the Federal Government at the residual value of cost, based on the accounting records of Tecon after deducting depreciation.

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

Distribution

Prada is a player in the market of processing and distribution regarding flat steel products, with a diversified product line. It provides coils, rolls, strips, blanks, metal sheets, profiles, tubes and tiles, among other products, to the most different industry segments - from automotive to construction. It is also specialized in providing service steel processing, meeting the demand of all national companies.

• CSN ENERGIA S.A.

Its main objective is the distribution of the excess electric power generated by CSN and Companies, consortiums or other entities in which CSN holds an interest.

• FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA S.A. (“FTL”)

FTL was created on the purpose of incorporating the spun-off portion of Transnordestina Logística S.A, the Company holds the concession to operate the railway cargo transportation, the public service is provided in northeastern Brazil, which includes the railway between the towns of Sao Luis to Mucuripe, Arrojado to Recife, Itabaiana to Cabedelo, Paula Cavalcante to Macau and Propriá to Jorge Lins ("Network I").

As of May 2018, the CSN subscribed shares by capitalization of advances for future capital increase amounting R$ 33,633, therefore its participation in the share capital of the company increased from 90.78% to 91.69%. As a result of the operations described above that caused a change in the shareholder’s participation, the Company recorded a loss in the amount of R$(104) recorded in shareholders' equity in other comprehensive income.

• CSN MINERAÇÃO S.A. (“CSN Mineração”)

Headquartered in Congonhas, Minas Gerais, it is primarily engaged in the production, purchase and sale of iron ore. CSN Mineração S.A. commercializes its products mainly in the overseas market. From November 30,2015, the CSN Mineração S.A. has centralized mining operations of CSN, including the establishments of the mine Casa de Pedra, the port TECAR and the participation of 18.63% in MRS. The participation of the CSN in this subsidiary is 87.52%.

• MINÉRIOS NACIONAL S.A. (“Minérios Nacional”)

Headquartered in Congonhas, Minas Gerais, Mineração Nacional is mainly engaged in the production and commercialization of iron ore. This subsidiary concentrates the mining rights assets related to the Fernandinho, Cayman and Casa de Pedra mines transferred to this subsidiary in the business combination process that took place in 2015.

9.d) Joint ventures and joint operations financial information

The balances of the balance sheets and income statements of joint venture and joint operation are presented as follows and refer to 100% of the companies´ profit/loss:

	12/31/2018				12/31/2017
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	46.30%	48.75%
Balance sheet
Current assets
Cash and cash equivalents	345,962	2,091	19,234	29,870	484,978	101	5,763	16,231
Advances to suppliers	17,750	73	1,734	937	14,911	37		22
Other current assets	736,768	41,284	108,851	16,718	685,311	28,475	49,494	16,447
Total current assets	1,100,480	43,448	129,819	47,525	1,185,200	28,613	55,257	32,700
Non-current assets
Other non-current assets	804,570	2,111	222,630	25,840	693,434	974	238,004	27,459
Investments, PP&E and intangible assets	6,482,292	6,324	8,428,567	457,578	6,277,550	2,423	7,927,881	484,406
Total non-current assets	7,286,862	8,435	8,651,197	483,418	6,970,984	3,397	8,165,885	511,865
Total Assets	8,387,342	51,883	8,781,016	530,943	8,156,184	32,010	8,221,142	544,565

Current liabilities
Borrowings and financing	422,793	4,350.0000	75,906		668,947	1,411	52,691
Other current liabilities	1,368,290	33,844	179,816	18,298	1,272,365	25,898	113,739	33,666
Total current liabilities	1,791,083	38,194	255,722	18,298	1,941,312	27,309	166,430	33,666
Non-current liabilities
Borrowings and financing	2,111,518	1,262	5,754,073		2,084,422		5,457,768
Other non-current liabilities	640,535	539	218,839	15,113	575,170		434	3,471
Total non-current liabilities	2,752,053	1,801	5,972,912	15,113	2,659,592		5,458,202	3,471
Shareholders’ equity	3,844,206	11,888	2,552,382	497,532	3,555,280	4,701	2,596,510	507,428
Total liabilities and shareholders’ equity	8,387,342	51,883	8,781,016	530,943	8,156,184	32,010	8,221,142	544,565

	01/01/2018 at 12/31/2018				01/01/2017 a 12/31/2017
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	46.30%	48.75%
Statements of Income
Net revenue	3,726,448	166,080		166,358	3,492,805	135,399		168,194
Cost of sales and services	(2,476,628)	(142,254)		(77,829)	(2,307,108)	(120,647)		(76,810)
Gross profit	1,249,820	23,826		88,529	1,185,697	14,752		91,384
Operating (expenses) income	(313,606)	(10,884)	(18,020)	(60,104)	(283,151)	(8,340)	(32,245)	(58,465)
Financial income (expenses), net	(151,839)	(179)	(26,103)	(126)	(187,295)	(1,004)	(13,938)	317
Income before income tax and social contribution	784,375	12,763	(44,123)	28,299	715,251	5,408	(46,183)	33,236
Current and deferred income tax and social contribution	(262,760)	(3,761)		(9,452)	(254,001)	(1,838)		(11,105)
(Loss) profit for the year, net	521,615	9,002	(44,123)	18,847	461,250	3,570	(46,183)	22,131

• ITÁ ENERGÉTICA S.A. - (“ITASA”)

ITASA is a corporation established in July 1996 that was engaged to operate under a concession, the Itá Hydropower Plant (“UHE Itá”), with 1,450 MW of installed power, located on the Uruguay River, on the Santa Catarina and Rio Grande do Sul state border. The UHE Itá concession is shared with ENGIE Brasil Energia S.A., with CSN holding 48.75%.

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

For performance of the services covered by the concession, MRS leased from RFFSA for the same concession period, the assets required for operation and maintenance of the freight railroad transportation activities. At the end of the concession, all the leased assets are to be transferred to the ownership of the railroad transportation operator designated at that time.

The Company had a direct equity interest of 18.64% in the capital stock of MRS and an indirect equity interest of 18.63% through its subsidiary CSN Mineração S.A., consequently the total participation is 34.94%.

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

The balance of property, plant and equipment less depreciation as of December 31, 2018 is R$23,596 (R$24,759 as of December 31, 2017) and the expense in 2018 amounted to R$5,827 (R$5,966 in 2017).

•       CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA (“CBSI”)

CBSI is the result of a joint venture between CSN and CKTR Brasil Ltda. Based in the city of Araucária, PR, CBSI is primarily engaged in providing services to CSN and other third-party entities, and can operate activities related to the refurbishment and maintenance of industrial machinery and equipment, construction maintenance, industrial cleaning, logistic preparation of products, among other activities. CSN holds a 50% interest.

•         TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TLSA is primarily engaged in the public service operation and development of a railroad network in the Northeast of Brazil network, comprising the rail segments Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém sections (“Railway System II”).

It is in pre-operational phase and will remain so until the completion of Rail Network II. The approved schedule, which considered the completion of the work by January 2017, is currently under discussion with the responsible bodies, according described in the item 28.c. The Management of TLSA understands that new deadlines for project completion will not have material adverse effects on the expected return on investment.

During the year 2017, the others shareholders of TLSA subscribed 2,912,997 shares in amounting to R$153,253, diluting CSN on TLSA share capital to 46.30%.  Therefore, due to the transactions described above and the participation change of the shareholders in the share capital of TLSA on 2017, the Company recognized a gain of R$2,814, recorded in equity in other comprehensive income.

The Management receives funds from its shareholders and third parties for completion of the works, according described in the item 28.c, which are expected to be available, based on agreements previously entered into and recent discussions between the involved parties. After analyzing this matter, Management concluded as adequate the use of the accounting base of the project’s going concern in the preparation of the financial statements for the year ended December 31, 2018.

TLSA performed an impairment test of its own long-live assets using the discount cash flow method and considered the main assumptions, as follows:

Measurement of recoverable value:

Cash Flow Projection	Until 2057
Gross Margin	Based on market studies to capture operations costs and loads, based on studies of market trends.
Estimated Costs	Costs based on studies and market trends.
Growth rate in perpetuity	Growth rate was not considered due to the projection model until the end of the concession.
Discount rate	Between 5.1% to 7.9% in real terms.

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

Due to the sharing of investors risks, and by the fact that the asset that is being tested represents the cash-generating unit itself, which is equal to the legal entity, the risk determined by CSN Management is the same applied by TLSA when the evaluation of their own investments, not applying an additional risk fator to the model.

As a result, it was not necessary to recognize an impairment in the surplus-value of the investments in the year ended on December 31, 2018.

9.e) Additional information on indirect participation in abroad operations

•         STAHLWERK THÜRINGEN GMBH (“SWT”)

SWT was formed from the former industrial steel complex of Maxhütte, located in the Germany city of Unterwellenborn, which produces steel shapes used for construction in accordance with international quality standards.

Its main raw material is steel scrap; the Company has an installed production capacity of 1.1 million metric tons’ steel/year. The SWT is a wholly owned indirect subsidiary of CSN Steel S.L.U, a subsidiary of CSN.

•         COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

Incorporated in 2001 with the assets and liabilities from the extinct Heartland Steel Inc., CSN LLC has an industrial plant in Terre Haute, Indiana State - USA, where the cold rolled and galvanized steel production lines are located, its installed production capacity is 800 thousand tons/year. CSN LLC is a wholly owned indirect subsidiary through CSN Steel S.L.U. after Merger, previously named CSN Americas S.L.U, a subsidiary of CSN.

On June 5, 2018 CSN LLC had its corporate name changed to "Heartland Steel Processing, LLC". On the same date, a new company was incorporated under the name "Companhia Siderúrgica Nacional, LLC", a wholly owned subsidiary of Heartland Steel Processing, LLC. On June 28, 2018, Companhia Siderúrgica Nacional, LLC., became a wholly-owned subsidiary of CSN Steel and, on June 29, 2018, Heartland Steel Processing, LLC was sold to Steel Dynamics, Inc for the base transaction price of R$400million.

The new "Companhia Siderúrgica Nacional, LLC" imports and comercializes steel products and maintains its activities in the United States.

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

9.f) Other investments

•       PANATLÂNTICA S. A. (“Panatlântica”)

Panatlântica is a publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is classified as fair value through profit or loss, recognizing changes in fair value in profit or loss.

The Company currently holds 11.31% (11.33% as of December 31, 2017) of Panatlântica’s total share capital.

•       USINAS SIDERURGICAS DE MINAS GERAIS S.A. – USIMINAS (“USIMINAS”)

Usiminas, headquartered in Belo Horizonte, State of Minas Gerais, is engaged in steel and related operations.  Usiminas produces flat rolled steel in the Intendente Câmara and José Bonifácio de Andrada e Silva plants, located in Ipatinga, Minas Gerais, and Cubatão, São Paulo, respectively, the final product is sold in the domestic and foreign market. Usiminas also exploits iron ore mines located in Itaúna, Minas Gerais, to meet its verticalization and production cost optimization strategies. Usiminas also has service and distribution centers located in several regions of Brazil, and the Cubatão, São Paulo, and Praia Mole in Espírito Santo, all centers are located in strategic locations for the shipment of its production.

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

In February 2018, were sold 3,136,100 of preferred shares (USIM5) in the amount of R$ 39,377, by the exclusive fund “VR1 - Multi-Credit Private Investment Fund.

As of December 31, 2018 and 2017, the Company’s interest in Usiminas’s capital was 15.19% in common shares and 20.29% (20.86% as of December 31,2017) in preferred shares.

USIMINAS is listed on the São Paulo Stock Exchange (“B3 S.A.- Brasil, Bolsa, Balcão”: USIM3 and USIM5).

•     ARVEDI METALFER DO BRASIL S.A. (“Arvedi”)

Arvedi, headquartered in Salto, State of São Paulo, is engaged in pipe production. As of December 31, 2018 and 2017 CSN held 20.00% of Arvedi’s share capital.

10     PROPERTY, PLANT AND EQUIPMENT

							Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2017	279,740	2,796,947	11,985,920	33,103	2,475,935	393,194	17,964,839
Cost	279,740	3,819,929	21,674,362	164,152	2,475,935	669,096	29,083,214
Accumulated depreciation		(1,022,982)	(9,688,442)	(131,049)		(275,902)	(11,118,375)
Balance at December 31, 2017	279,740	2,796,947	11,985,920	33,103	2,475,935	393,194	17,964,839
Translation adjustment	7,730	11,653	86,553	543	4,275	4,605	115,359
Acquisitions	622	1,259	144,499	1,574	1,158,788	21,152	1,327,894
Capitalized interest (notes 25 and 30)					71,611		71,611
Write-off and estimated losses, net of reversal (note 24)		(9,768)	(21,468)	(6)	(4,348)	(2,655)	(38,245)
Depreciation (note 23)		(134,534)	(1,043,188)	(5,394)		(22,456)	(1,205,572)
Transfers to other asset categories		30,031	685,005	891	(424,443)	(291,484)
Write-off - sale of subsidiary LLC	(238)	(16,950)	(145,958)	(181)	(6,070)	(21,829)	(191,226)
Transfers to intangible assets			5,559		(1,752)		3,807
Others			(9,651)		8,440	(392)	(1,603)
Balance as of December 31, 2018	287,854	2,678,638	11,687,271	30,530	3,282,436	80,135	18,046,864
Cost	287,854	3,751,429	22,426,782	165,331	3,282,436	355,768	30,269,600
Accumulated depreciation		(1,072,791)	(10,739,511)	(134,801)		(275,633)	(12,222,736)
Balance as of December 31, 2018	287,854	2,678,638	11,687,271	30,530	3,282,436	80,135	18,046,864

(*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

The breakdown of the projects comprising construction in progress is as follows:

					Consolidated
	Project description	Start date	Completion date		12/31/2018	12/31/2017
Logistics
	Current investments for maintenance of current operations.				89,595	106,956
					89,595	106,956
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2020	(1)	844,194	750,999
	Expansion of TECAR export capacity.	2009	2022	(2)	289,298	275,811
	Current investments for maintenance of current operations.				725,616	408,522
					1,859,108	1,435,332
Steel
	Supply of 16 torpedo’s cars for operation in the steel industry	2008	2020		94,920	99,483
	Current investments for maintenance of current operations.			(3)	558,922	228,029
					653,842	327,512
Cement
	Construction of cement plants.	2011	2023	(4)	585,163	554,865
	Current investments for maintenance of current operations.				94,728	51,270
					679,891	606,135
Construction in progress					3,282,436	2,475,935

(1) Estimated completion date of the Central Plant Step 1;

(2) Estimated completion date of phase 60 Mtpa;

(3) Refers substantially to the technological modernization of the UPV's continuous running machines;

(4) Refers substantially to the acquisition of new Integrated Cement Plants

The average estimated useful lives are as follows, in years:

		Consolidated
	12/31/2018	12/31/2017
Buildings	38	39
Machinery, equipment and facilities	22	21
Furniture and fixtures	11	12
Others	15	17

10.a) Capitalized Interest

As of December 31, 2018, the Company capitalized borrowing costs amounting to R$71,611 in consolidated (as of December 31, 2017, R$91,957 in consolidated). These costs are basically estimated for the mining projects, mainly relating to the expansion of Casa de Pedra (MG) and TECAR (RJ), see notes 25 and 30.

The rates used to capitalize borrowing costs are as follows:

Rates	12/31/2018	12/31/2017
Unspecified projects	6.31%	8.63%

11     INTANGIBLE ASSETS

							Consolidated
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total
Balance at December 31, 2017	3,590,931	300,875	73,185	134,137	3,172,469	449	7,272,046
Cost	3,834,234	513,068	167,162	134,137	3,185,701	449	7,834,751
Accumulated amortization	(133,973)	(212,193)	(93,977)		(13,232)		(453,375)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2017	3,590,931	300,875	73,185	134,137	3,172,469	449	7,272,046
Translation adjustment		34,107	148	15,872		58	50,185
Acquisitions and expenditures			1,216			984	2,200
Transfer of property, plant and equipment			(3,807)				(3,807)
Amortization (note 23)		(46,209)	(15,770)		(5,470)		(67,449)
Balance as of December 31, 2018	3,590,931	288,773	54,972	150,009	3,166,999	1,491	7,253,175
Cost	3,831,338	573,614	161,067	150,009	3,185,701	1,491	7,903,220
Accumulated amortization	(131,077)	(284,841)	(106,095)		(18,702)		(540,715)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance as of December 31, 2018	3,590,931	288,773	54,972	150,009	3,166,999	1,491	7,253,175

(*) Composed mainly by mineral rights with estimated resources of 1,101 million tons (Unaudited by independent auditors). Corresponding amortization is recorded based on production volumes.

The average useful lives by nature are as follows, in years:

		Consolidated
	12/31/2018	12/31/2017
Software	7	8
Customer relationships	13	13

11.a) Impairment testing

The goodwill arising from expectations for future profitability of the companies acquired and the intangible assets with indefinite useful lives (trademarks) have been allocated to the operational divisions (cash-generating units) of CSN, which represent the lowest level of assets or group of assets. According to IAS36, when a CGU has an intangible asset with indefinite useful life allocated, the Company performs an impairment test. The CGU with intangible assets in this situation are as follows:

		Consolidated
		Goodwill		Trademarks		Total
Cash generating unity	Segment	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Packaging (1)	Steel	158,748	158,748			158,748	158,748
Long Stel (2)	Steel	235,595	235,595	150,009	134,137	385,604	369,732
Minning (3)	Mining	3,196,588	3,196,588			3,196,588	3,196,588
		3,590,931	3,590,931	150,009	134,137	3,740,940	3,725,068

(1)      The goodwill of the Packaging cash-generating unit is shown net of impairment loss in the amount of R$109,330, recognized in 2011.

(2)     The goodwill and trademark that are recorded in line item intangible assets at long steel segment, those transactions are derived from the business combination of Stahlwerk Thuringen GmbH ("SWT") and Gallardo Sections CSN. The assets mentioned are considered to have indefinite useful lives as they are expected to contribute indefinitely to the Company's cash flows.

(3)     Refers to the goodwill based on expectations for future profitability, resulting from the acquisition of Namisa by CSN Mineração.

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

The main assumptions used in calculations of value in use at December 31, 2018 are as follows:

	Metal packaging	Flat steel (*)	Logistic (**)	Mining
Measurement of recoverable value	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow
Cash flow projection	Until 2028 + perpetuity	Until 2028 + perpetuity	Until 2027	Until 2054
Gross Margin	Gross margin updated based on historical data, impacts of business restructuring and market trends	Gross margin updated based on historical data and market trends.	Estimated based on market studies for cargo captures and operational costs according market trends.	Reflects projection of costs due to the progress of the mining plan as well as startup and ramp up of projects . Price and exchange rate projected according industry reports.
Cost atualization	Cost based on historical data of each product and impacts of business restructuring	Updated costs based on historical data and market trends	Costs based on historical data and market trends	Updated costs based on historical data, progress of mining plan as well as startup and ramp up of projects
Growth Rate	Growth of 1.5% p.a in real terms updated by long term inflation of 4.0% p.a.	Growth of 1.4% p.a in real terms updated by long term inflation of 2.5% p.a. of the Euro zone	Growth of 1.5% p.a in real terms	Without growth in real terms updated only by long term inflation of 4.0% p.a.
Discount rate

For Metal packaging, flat steel and mining, these cash flows were considered using a discount rate after taxes between 5% and 13% p.a. in nominal terms. For the logistics segment, cash flows were discounted using a discount rate between 5.41% and 6.41% p.a. in real terms. The discount rate was based on the weighted average cost of capital ("WACC") that reflects the specific risk of each segment.

(*) Refer to assets of subsidiary Lusosider, located in Portugal. The discount rate was applied on the discounted cash flow prepared in Euros, the functional currency of this subsidiary.

(**) Refer to assets of subsidiary FTL – Ferrovia Transnordestina Logística S.A.

For the subsidiary SWT, the measurement of recoverable value was based on fair value and classified as Level 3, based on unobservable inputs that reflect the assumptions that market participants would use for pricing, including risk assumptions and discount rate.

Based on the analyses conducted by Management, it was not necessary to record losses by impairment to those assets for the year ended on December 31, 2018.

12     BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

			Consolidated
		Current liabilities		Non-current liabilities
		12/31/2018	12/31/2017	12/31/2018	12/31/2017

Debt agreements in the international market
Variable interest in:
US$
Prepayment	(1)	1,016,737	791,163	3,830,240	4,097,509
Fixed interest in:
US$
Bonds, Perpetual Bonds and ACC	(2)	2,490,178	523,509	8,613,491	8,920,342
Intercompany
EUR
Others		181,056	251,630	106,535	197,131
		3,687,971	1,566,302	12,550,266	13,214,982

Debt agreements in Brazil
Securities with variable interest in:
R$
BNDES/FINAME, Debentures, NCE and CCB	(3)	1,890,450	4,982,159	10,710,678	9,702,972
Securities with fixed interest in:
R$
Prepayment		103,376	3,303		100,000
		1,993,826	4,985,462	10,710,678	9,802,972
Total Borrowings and Financing		5,681,797	6,551,764	23,260,944	23,017,954
Transaction Costs and Issue Premiums		(28,358)	(24,862)	(87,309)	(34,012)
Total Borrowings and Financing + Transaction Costs		5,653,439	6,526,902	23,173,635	22,983,942

(1) In November 2018, the Company concluded the negotiation of its debt of R$250 million with Banco Santander, related to Prepayment, rescheduling the maturities from 2019 to 2022.

(2) In February 2018, the Company issued debt securities in the foreign market ("Notes"), through its subsidiary CSN Resources SA, in the amount of US$ 350 million, maturing in 2023 and interest of 7.625% per annum. In parallel, a tender offer ("Tender Offer") of the Notes was issued by CSN Islands XI Corp. and CSN Resources S.A., subsidiaries of the Company, having repurchased US$ 350 million with expected maturity for 2019 and 2020. The Notes are unconditionally and irrevocably guaranteed by the Company.

(3) In February 2018, the Company concluded the renegotiation of its debt of R$4.9 billion with Banco do Brasil SA ("BB"), related to its own issues of Export Credit Notes plus the issues made by its subsidiary CSN Mineração, moving the maturities from 2018 to 2022 to maturity until December 2024, with a guarantee of part of the shares of Usiminas, owned by the Company.

In August 2018, the Company concluded the negotiations to reprofile its debts of R$ 6.8 billion with Caixa Econômica Federal, referring to the Bank Credit Note, rescheduling the maturities throughout 2018 to 2023 to maturity up to 2024, with guarantee of shares of Usiminas shares owned by the Company.

The following table shows the average interest rate:

	Consolidated
		12/31/2018
	Average interest rate (*)	Total debt
US$	5.88%	15,950,646
R$	8.19%	12,704,504
EUR	3.88%	287,591
		28,942,741

(*) In order to determine the average interest rates for debt contracts with floating rates, the Company used the rates applied as of December 31, 2018.

12.a) Maturities of borrowings, financing and debentures presented in non-current liabilities

As of December 31, 2018, the breakdown of principal plus interest of long-term liabilities as borrowings, financing and debentures by maturity date is presented as follows:

				Consolidated
				12/31/2018
				Principal
	Bank loans	Capital markets	Development agencies	Total
2020	3,187,269	3,499,177	66,892	6,753,338
2021	3,263,810	116,003	59,455	3,439,268
2022	3,087,732	36,667	58,154	3,182,553
2023	2,669,211	1,356,180	56,985	4,082,376
2024	1,276,001		67,734	1,343,735
After 2024			584,874	584,874
Perpetual bonds		3,874,800		3,874,800
	13,484,023	8,882,827	894,094	23,260,944

12.b) Amortization and borrowings raised, financing and debentures

The table below presents the funding raised and amortizations during the year:

		Consolidated
	12/31/2018	12/31/2017
Opening balance	29,510,844	30,441,018
Funding raised	2,154,471	538,771
Principal repayments	(5,019,978)	(1,528,023)
Payments of charges	(2,141,710)	(2,634,931)
Provision of charges	2,009,688	2,438,555
Write-off – sale of subsidiary LLC	(10,544)
Others (1)	2,324,303	255,454
Closing balance	28,827,074	29,510,844

(1)     Includes unrealized monetary and foreign exchange variations.

 In 2018, the Group obtained and amortized loans as shown below:

•       Funding raised and amortizations:

			Consolidated 12/31/2018
Nature	Raised	Amortization of principal	Amortization of charges
Prepayment		849,654	280,923
Bonds, Perpetual bonds and ACC	1,749,099	1,632,464	675,370
BNDES/FINAME, Debentures, NCE and CCB	10,792	1,948,014	1,173,380
Others	394,580	589,846	12,037
	2,154,471	5,019,978	2,141,710

•       Covenants

The Company's loan agreements establish the fulfillment of certain non-financial obligations, as well as maintenance of certain parameters and performance indicators, such as disclosure of its audited financial statements according to regulatory deadlines or payment of commission on risk assumption, if the net debt-EBITDA ratio reaches the levels in those agreements, under penalty of anticipated maturity. The Company is in compliance with the financial and non-financial obligations (covenants) of its current contracts, not considered any non-compliances already remedied or that have not generated the acceleration of debts or any type of accounting provision.

On December 31, 2018, the Company has provisioned R$ 38,134 in the Consolidated (R$ 30,843 as of December 31, 2017) for risk assumption.

12.c) GUARANTEES

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Transnordestina Logísitca	R$	Until 09/19/2056 and Indefinite	2,108,917	2,541,347	35,336	22,214	8,231	3,866	2,152,484	2,567,427

FTL - Ferrovia Transnordestina	R$	11/15/2020	62,407	69,405					62,407	69,405

Sepetiba Tecon								36,308		36,308

Cia Metalurgica Prada	R$	Indefinite			333	333	11,942	18,540	12,275	18,873

CSN Energia	R$	Until 11/26/2023 and Indefinite			2,829	2,829	1,920		4,749	2,829

CSN Mineração	R$	Until 12/26/2024	1,407,363	2,000,000					1,407,363	2,000,000

Estanho de Rondônia	R$	07/15/2022	3,153	3,153					3,153	3,153

Minérios Nacional S.A.	R$	Until 09/10/2021	7,305						7,305	-

Total in R$			3,589,145	4,613,905	38,498	25,376	22,093	58,714	3,649,736	4,697,995

CSN Islands XI	US$	09/21/2019	547,094	750,000					547,094	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	Until 02/13/2023	1,402,906	1,200,000					1,402,906	1,200,000

Total in US$			2,950,000	2,950,000					2,950,000	2,950,000

CSN Steel S.L.	EUR	1/31/2020	48,000	120,000					48,000	120,000

Lusosider Aços Planos	EUR	Indefinite	75,000	25,000					75,000	25,000

Total in EUR			123,000	145,000					123,000	145,000
Total in R$			11,976,657	10,334,149					11,976,657	10,334,149
			15,565,802	14,948,054	38,498	25,376	22,093	58,714	15,626,393	15,032,144

13     FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also enters into derivative transactions, especially interest rate and foreign exchange rate swaps.

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

•           Classification of financial instruments

With the implementation of pronouncements  IFRS 9, the classification of financial instruments: held to maturity, loans and receivables and available for sale were replaced by three categories of classification and measurement of financial instruments: amortized cost, fair value through other comprehensive income (VJORA) and fair value through profit or loss (VJR).

	Consolidated
	Disclosed on 12/31/2017	Applied on 01/01/2018	Balance at 12/31/2017
Assets
Current
Cash and cash equivalents	Loans and Receivables	Amortized cost	3,411,572
Short term investments	Loans and Receivables	Amortized cost	735,712
Accounts Receivable Net	Loans and Receivables	Amortized cost	2,197,078
Loans with related parties	Loans and Receivables	Amortized cost	2,441
Derivative financial instruments	VJR	VJR
Trading securities	VJR	VJR	2,952
Dividends receivable	Amortized cost	Amortized cost	41,528

Non-current
Loans with related parties	Loans and Receivables	Amortized cost	554,694
Other trade receivables	Loans and Receivables	Amortized cost	20,024
Investments	Available for sale	VJR	2,222,479

Liabilities
Current
Borrowings and financing	Amortized cost	Amortized cost	6,551,764
Derivative financial instruments	VJR	VJR
Trade payables	Amortized cost	Amortized cost	2,460,774
Dividends and interest on capital	Amortized cost	Amortized cost	510,692

Non-current
Borrowings and financing	Amortized cost	Amortized cost	23,017,953

							Consolidated
		12/31/2018			12/31/2017
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		2,248,004	2,248,004		3,411,572	3,411,572
Financial investments	5		895,713	895,713		735,712	735,712
Trade receivables	6		2,078,182	2,078,182		2,197,078	2,197,078
Dividends receivable	8		46,171	46,171		41,528	41,528
Derivative financial instruments	8	351		351
Trading securities	8	4,503		4,503	2,952		2,952
Loans - related parties	8		2,675	2,675		2,441	2,441
Total		4,854	5,270,745	5,275,599	2,952	6,388,331	6,391,283

Non-current
Financial investments	5		7,772	7,772
Other trade receivables	8		820,879	820,879		804,765	804,765
Investments	9	2,279,189		2,279,189	2,222,433		2,222,433
Loans - related parties	8		706,605	706,605		554,694	554,694
Total		2,279,189	1,535,256	3,814,445	2,222,433	1,359,459	3,581,892

Total Assets		2,284,043	6,806,001	9,090,044	2,225,385	7,747,790	9,973,175

Liabilities
Current
Borrowings and financing	12		5,681,797	5,681,797		6,551,764	6,551,764
Trade payables			3,473,822	3,473,822		2,505,695	2,505,695
Dividends and interest on capital	14		932,005	932,005		510,692	510,692
Total			10,087,624	10,087,624		9,568,151	9,568,151

Non-current
Borrowings and financing	12		23,260,945	23,260,945		23,017,953	23,017,953
Total			23,260,945	23,260,945		23,017,953	23,017,953

Total Liabilities			33,348,569	33,348,569		32,586,104	32,586,104

•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated	12/31/2018			12/31/2017
	Level 1	Level 2	Balance	Level 1	Balance
Assets
Financial assets at fair value through profit or loss
Current
Derivative financial instruments		351	351
Trading securities	4,503		4,503	2,952	2,952
Non-current
Investments	2,279,189		2,279,189	2,222,433	2,222,433
Total Assets	2,283,692	351	2,284,043	2,225,385	2,225,385

Level 1 - quoted prices in active markets for identical assets or liabilities.

Level 2 -  Includes observable inputs in market such as interest rates, exchange etc., but not prices traded in active markets.

There are no assets and liabilities classified as level 3.

II – Investments in financial instruments measured at fair value through profit or loss.

During the application of IAS 39 until December 2017, the Company has investments in equity instruments, measured at fair value through other comprehensive income, because the nature of the investment is not included in any other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss).

Gains and losses arising from the variation of the share price were recorded directly in shareholders' equity under the account "Other comprehensive income" and for each significant decrease in market value an impairment loss was recognized in the statement of income.

With the implementation of the pronouncement IFRS 9  as from January 1, 2018, the equity instruments classified as held-to-maturity should be classified as fair value through profit or loss (VJR). In this way, the Company reclassified the investments in common (USIM3) and preferred (USIM5) shares of Usiminas (“Usiminas Shares”), from fair value through other comprehensive income (VJORA) to fair value through profit or loss. In relation to Panatlântica shares (PATI3), currently classified as (VJORA), the Company based on its current business model, whose objective is to maintain this financial asset to obtain contractual cash flows, but adopts the option to reclassify it to VJR, recognizing changes in fair value in profit or loss.

Accordingly, the credit balance accumulated in December 2017 in other comprehensive income of R$1,559,682 was reclassified to the statement of income from the effective date of the new standard. With the new classification, changes in fair value are recorded in the statement of income, whose movement occurred until December 31, 2018 generated a gain of R$ 96,133 and a cumulated gain of R$ 1,655,813 (See opening below and note 24).

Class of shares	12/31/2018			Sale of shares			12/31/2017			12/31/2018
	Quantity	Share price	Closing Balance	Quantity	Share price	Cash Received	Quantity	Share price	Closing Balance	Fair Value Adjustment Recognized in profit or loss	Reclassification of Comprehensive Income for the year (note 31)
USIM3	107,156,651	11.44	1,225,872				107,156,651	10.83	1,160,506	65,366	694,685
USIM5	111,144,456	9.22	1,024,752	3,136,100	12.56	39,377	114,280,556	9.10	1,039,953	24,176	865,264
PATI3	1,997,642	14.30	28,565				1,997,642	11.00	21,974	6,591	(269)
	220,298,749		2,279,189	3,136,100		39,377	223,434,849		2,222,433	96,133	1,559,680
											1,655,813

As of December 31, 2018 and 2017, the Company’s interest in Usiminas’s capital was 15.19% in common shares and 20.29% (20.86% as of December 31, 2017) in preferred shares.

In February 2018, 3,136,100 preferred shares (USIM5) were sold, totaling R$39,377 through the exclusive fund "VR1 - Multimarket Private Investment Fund".

•       Share market price risks

The Company is exposed to the risk of changes in the price of the shares due to the investments, valued at fair value through profit or loss and other comprehensive income that have their prices based on the market price on the stock exchange (B3).

III - Financial risk management

The Company follows strategies of managing its risks, with guidelines regarding the risks incurred by the company. The nature and general position of financial risks are regularly monitored and managed in order to assess the results and the financial impact on cash flow. The quality of counterparties’ hedging instruments and the credit limit are also periodically reviewed.

The market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain a level of financial flexibility.

Under the terms of the risk management policy, the Company can manage some risks by using derivative instruments not associate to any speculative deals or short sales.

13.a) Foreign exchange and interest rate risks

•           Exchange rate risk

The exchange rate risk arises from the existence of assets and liabilities denominated in US dollars or Euros since the Company's functional currency is substantially the Real that is called natural currency exposure. Net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of December 31, 2018 is as follows:

		12/31/2018
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	376,581	3,387
Trade receivables	358,283	1,124
Other assets	8,623	4,594
Total Assets	743,487	9,105
Borrowings and financing	(4,116,508)	(48,791)
Trade payables	(175,404)	(7,946)
Other liabilities	(3,529)	(920)
Total Liabilities	(4,295,441)	(57,657)
Foreign exchange exposure	(3,551,954)	(48,552)
Cash flow hedge accounting	2,076,045
Net Investment hedge accounting		48,000
Net foreign exchange exposure	(1,475,909)	(552)
Perpetual bonds	1,000,000
Net foreign exchange exposure excluding perpetual bonds	(475,909)	(552)

CSN uses as strategy the hedge accounting, as well as derivative instruments with the purpose of hedging CSN's future cash flows.

•           Interest rate risk

Risk arises from short and long term liabilities with fixed or post fixed interest rates and inflation rates.

Item 13.b) shows the derivatives and hedging strategies to protect exchange and interest rates risks.

13.b) Hedging instruments: Derivative and cash flows hedge accounting and foreign investment hedge accounting

CSN uses instruments for protection of foreign currency risk and interest rate risk, as shown in the following topics:

•       Portfolio of derivative financial instruments

Dollar x Euro swap

The subsidiary Lusosider has derivative transactions to protect its dollar exposure versus euro.

						Consolidated
							12/31/2018
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) in 2018
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BCP	03/08/2019	Dollar	18,563	71,967	(71,616)	351	(1)
Total dollar-to-euro swap			18,563	71,967	(71,616)	351	(1)

				71,967	(71,616)	351	(1)

•  Classification of the derivatives in the balance sheet and statement of income

			12/31/2018	12/31/2017
Instruments	Assets		Financial income (expenses)	(Note 25)
	Current	Total
Dollar - to - euro swap	351	351	(1)	(229)
Future DI			-	28,503
	351	351	(1)	28,274

•       Cash flow hedge accounting

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to protect highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on its profit, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising on translating the designated liabilities will be temporarily recognized in shareholders’ equity and allocated to profit or loss when such exports are carried out, which will allow recognizing the US dollar impact on liabilities and exports concurrently. Note that adopting hedge accounting does not entail contracting any financial instrument. As of December 31, 2018 the Company designated for hedge accounting US$2,076,045 in exports to be carried out between January, 2019 to February, 2023.

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

The table below shows a summary of the hedging relationships as of December 31, 2018:

									12/31/2018
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
3/11/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016 - September 2019	2.4442	500,000	(250,003)	171,983	(357,649)
1/12/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015 - February 2019	2.5601	175,000	(154,999)	36,766	(26,295)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000			(119,670)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000			(41,610)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.2850	100,000			(58,980)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.285	30,000	(6,000)	5,102	(14,155)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3254	100,000	(20,000)	16,198	(43,952)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	25,000	(5,000)	3,898	(10,382)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	70,000	(14,000)	10,914	(29,070)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	30,000	(6,000)	4,677	(12,458)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3815	30,000	(6,000)	4,523	(11,839)
3/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3940	355,000	(11,998)	6,179	(164,915)
2/4/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(195,000)	109,951	(550,320)
Total						2,745,045	(669,000)	370,191	(1,441,295)

(*) The effect on the result was recorded in other operating expenses.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movements in the hedge accounting amounts recognized in shareholders’ equity as of December 31, 2018 are as follows:

	12/31/2017	Movement	Realization	12/31/2018
Cash flow hedge accounting	395,524	1,415,962	(370,191)	1,441,295
Fair value of cash flow hedge, net of taxes	395,524	1,415,962	(370,191)	1,441,295

As of December 31, 2018, the hedging relationships established by the Company were effective, according to the prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

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

As from September 1st, 2015 CSN began to adopt hedge of net investment to eliminate exposure and cover future fluctuations of the Euro on such loans. Non-derivative financial liabilities have been designated represented by loan agreements with financial institutions in the amount of € 120 million. The carrying amounts on December 31, 2018 are:

						12/31/2018
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Amortized part (USD’000)	Impact on shareholders' equity
09/01/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	(72,000)	3,941
Total					120,000	(72,000)	3,941

The changes in the amounts related to net investment hedge recognized in shareholders’ equity as of December 31, 2018 are presented below:

	12/31/2017	Movement	12/31/2018
Net Investment hedge accounting	(17,911)	21,852	3,941
Fair value of net investment hedge in foreign operations	(17,911)	21,852	3,941

On December 31, 2018 hedge relationships established by the Company found to be effective, according to prospective tests. Therefore, no reversal by ineffectiveness of the hedge was recorded.

13.c) Sensitivity analysis

 We present below the sensitivity analysis for currency risk and interest rate.

•       Sensitivity analysis of Derivative Financial Instruments and consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 as 25% and 50% of deterioration for volatility of the currency, using as reference the closing exchange rate as of December 31, 2018.

The currencies used in the sensitivity analysis and its scenarios are shown below:

				12/31/2018
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	3,8748	3,7626	4,8435	5,8122
EUR	4,4390	4,2833	5,5488	6,6585
USD x EUR	1,1456	1,1346	1,4320	1,7184

			12/31/2018
Interest	Interest rate	Scenario 1	Scenario 2
CDI	6,40%	8,00%	9,60%
TJLP	6,98%	8,73%	10,47%
Libor	2,88%	3,60%	4,32%

The effects on income statement, considering scenarios 1 and 2 are shown below:

					12/31/2018
Instruments	Notional	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Hedge accounting of exports	2,076,045	Dollar	(232,932)	2,011,065	4,022,130

Currency position	(3,551,954)	Dollar	398,529	(3,440,778)	(6,881,556)
(not including exchange derivatives above)

Consolidated exchange position	(1,475,909)	Dollar	165,597	(1,429,713)	(2,859,426)
(including exchange derivatives above)

Net Investment hedge accounting	48,000	Euro	(7,474)	53,268	106,536

Natural currency position	(48,552)	Euro	7,560	(53,881)	(107,762)

Consolidated exchange position	(552)	Euro	86	(613)	(1,226)
(including exchange derivatives above)

Dollar-to-euro swap	18,563	Dollar	(1,011)	14,072	23,663

(*) The probable sceneries were calculated considering the following variations to the specified risks: Real x Dollar – appreciation of Real in 2.89% / Real x Euro – appreciation of Real in 3.51%. Euro x Dollar – appreciation of Euro in 0.96%.  Source: Quotation from Central Bank of Brazil and Central Bank of Europe on 01/25/2019.

•                 Sensitivity analysis of changes in interest rates

The Company considered the scenarios 1, and 2 as 25% and 50% of evolution for volatility of the interest as of December 31, 2018.

					Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	6.98		(954,635)	(2,793)	(16,658)	(33,316)
Libor	2.88		(4,799,586)	(47,391)	(34,505)	(69,010)
CDI	6.40	609,480	(11,667,006)	(53,528)	(176,924)	(353,848)

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market rates at December 31, 2018 recorded in the Company´s assets and liabilities.

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

The following table shows the contractual maturities of financial liabilities, including accrued interest.

					Consolidated
At December 31, 2018	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	5,681,797	10,192,606	8,608,664	4,459,675	28,942,742
Trade payables	3,473,822				3,473,822
Dividends and interest on capital	932,005				932,005

IV - Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, and any gains and losses are recognized as financial income or financial expenses, respectively.

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

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as below:

		12/31/2018		12/31/2017
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	3,880,074	2,850,615	3,312,503	2,602,090
Fixed Rate Notes	6,745,132	7,595,765	5,751,526	6,207,946

(*) Source: Bloomberg

•         Credit risks

The exposure to credit risks of financial institutions complies with the parameters established by financial policy. The Company has as practice the detailed analysis of the patrimonial and financial situation of its clients, suppliers, the establishment of a credit limit and permanent monitoring of its debit balance.

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

•         Capital Management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the capital structure of the Company with financing by equity and third-party capital.

Thousands of reais	12/31/2018	12/31/2017
Shareholder's equity (equity)	10,013,440	8,288,229
Borrowings and Financing (Third-party capital)	28,827,074	29,510,844
Gross Debit/Shareholder's equity	2.88	3.56

14     OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

	Consolidated
	Current		Non-current
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Payables to related parties (note 19 b)	35,499	3,097	96,629
Dividends and interest on capital payable (Note 13 I)	932,005	510,692
Advances from customers	137,418	68,521
Taxes in installments	20,179	21,551	73,934	79,242
Profit sharing - employees	113,219	42,699
Taxes payable			8,631	8,410
Provision from consumption and services	392,612	336,886
Third party materials in our possession	45,915	231
Other payables	28,010	31,303	48,134	41,671
	1,704,857	1,014,980	227,328	129,323

In 2018, the Company reclassified the amount of R$ (44,921) in the Consolidated, which were classified as suppliers.

15     INCOME TAX AND SOCIAL CONTRIBUTION

15.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

	Consolidated
	12/31/2018	12/31/2017	12/31/2016
Income tax and social contribution income (expense)
Current	(827,229)	(358,981)	(206,178)
Deferred	576,895	(50,128)	(60,368)
	(250,334)	(409,109)	(266,546)

The reconciliation of consolidated income tax and social contribution expenses and income and the result from applying the effective rate to profit before income tax and social contribution are as follows:

		Consolidated
	12/31/2018	12/31/2017	12/31/2016

Profit/(Loss) before income tax and social contribution	5,450,917	520,338	(576,951)
Tax rate	34%	34%	34%
Income tax and social contribution at combined statutory rate	(1,853,312)	(176,915)	196,163
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	50,134	42,431	22,072
Profit with differentiated rates or untaxed	(46,006)	37,605	(287,502)
Transfer pricing adjustment	(74,836)	(34,746)	(63,638)
Tax loss carryforwards without recognizing deferred taxes	(27,683)	(368,612)	(821,920)
Indebtdness limit	(38,486)	(39,378)	(35,391)
Unrecorded deferred taxes on temporary differences	(11,964)	541,655	643,990
Deferred Income Tax and social contribution on temporary differences	971,972
(Losses)/Reversal for deferred income and social contribution tax credits	835,937	(403,080)	44,691
Income taxes and social contribution on foreign profit	(30,219)	(29,964)	(35,613)
Amortization – Goodwill Metalic			31,439
Tax incentives	36,710	14,358	22,673
Deferred taxes on exchange variation in equity	(43,667)
Other permanent deductions (additions)	(18,914)	7,537	16,490
Income tax and social contribution in profit for the period	(250,334)	(409,109)	(266,546)
Effective tax rate	5%	79%	-46%

15.b) Deferred income tax and social contribution:

Deferred income tax and social contribution are calculated on income tax and social contribution losses and the corresponding temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements:

	Consolidated
	12/31/2016	Movement			12/31/2017	Movement			12/31/2018
		Shareholders' Equity	P&L	Others		Shareholders' Equity	P&L	Others

Deferred
Income tax losses	970,800		245,846	(79,412)	1,137,234		(177,378)	(616)	959,240
Social contribution tax losses	340,629		94,843	(28,588)	406,884		(39,303)	(223)	367,358
Temporary differences	(2,288,175)	26,778	(390,817)	(2,344)	(2,654,558)	21,208	793,576	839	(1,838,935)
- Provision for tax. social security, labor, civil and environmental risks	256,936		12,963		269,899		(5,846)	3,184	267,237
- Provision for environmental liabilities	95,048		(8,197)		86,851		(19,708)		67,143
- Asset impairment losses	93,908		(5,475)		88,433		(7,092)		81,341
- Inventory impairment losses	35,703		10,111		45,814		(7,054)		38,760
- (Gains)/losses on financial instruments	(2,300)		1,388		(912)		(2,407)		(3,319)
- (Gains)/losses on available-for-sale financial assets	705,929	316,563			417,659	530,292	(584,856)		363,095
- Actuarial liability (pension and healthcare plan)	134,578	180,834	(41,065)	(1,289)	273,058	(48)	3,022		276,032
- Accrued supplies and services	123,101		(55,385)		67,716		27,928		95,644
- Allowance for doubtful debts	42,008		5,208		47,216		14,199		61,415
- Goodwill on merger	815		(207)		608		(608)
- Unrealized ex change differences (1)	1,589,651	56,493	(134,992)		1,511,152		(500,620)		1,010,532
- (Gain) on loss of control over Transnordestina	(92,180)				(92,180)				(92,180)
- Cash flow hedge accounting	148,471	(13,992)			134,479	355,563			490,042
- Aquisition Fair Value SWT/CBL	(199,001)	(21,143)	26,833		(193,311)	(16,683)	37,880		(172,114)
- Deferred taxes non computed	(1,324,437)	(566,173)	(3,255)	(115)	(212,236)		(38,359)	(2,345)	(252,940)
- (Losses) estimated/ reversals to deferred taxes credits	(3,013,730)	82,769	(123,056)		(4,130,928)	(885,069)	1,929,424		(3,086,573)
- Business Combination	(1,072,824)		32,288		(1,040,536)		9,724		(1,030,812)
- Other	190,149	(8,573)	(107,976)	(940)	72,660	37,153	(62,051)		47,762
Total	(976,746)	26,778	(50,128)	(110,344)	(1,110,440)	21,208	576,895		(512,337)

Total Deferred Assets	70,151				63,119				89,394
Total Deferred Liabilities	(1,046,897)				(1,173,559)				(601,731)
Total Deferred	(976,746)				(1,110,440)				(512,337)

(1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution on net income.

The Company has foreign subsidiaries in its corporate structure, for which profits are taxed at income tax in the countries where they are domiciled by lower rates than those prevailing in Brazil. From 2013 up to 2018 such foreign subsidiaries generated profits amounting to R$ 1,150,443. If for some reason tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, which if due, would total R$ 366,847.

The Company, based on its legal counsel’s opinion, assessed the likelihood of loss in a potential claiming by tax authorities which resulted in a possible risk of loss and, therefore, no provision was recognized in the financial statements.

15.c) Income tax and social contribution Impairment test – deferred tax assets

The Company's management constantly evaluates the ability to use its tax credits. In this direction, CSN periodically updates a technical study to demonstrate if the generation of future taxable profits support the realization of tax credits and, consequently support the accounting recognition of tax credits, the maintenance on the balance sheet or the constitution of a provision for loss in the realization of these credits.

This study is prepared at Entity level, in accordance with the Brazilian tax legislation, and is performed considering the Company’s projections, which is the entity that generates a significant amount of tax credits, mainly, temporary differences. The Company covers the following businesses:

• Steel Brazil (Steel); and

• Cement;

The deferred tax assets on tax losses and temporary differences refers mainly to the following:

	Nature	Description
Tax losses

In recent periods, the Company started to incur tax losses, mostly because of high financial expenses, since it holds substantially all loans and financings of CSN group and presented a taxable income in 2018.

Temporary differences	Foreign exchange differences

Since 2012 the Company opted for the taxation of exchange differences on a cash basis. As the Company has operated without taxable profit it would not make sense to use this deductibility year by year (accrual basis). As a result of the cash basis tax treatment, taxes are only due, and expenses are only deductible at the time of debt settlement.

	Losses on Usiminas shares	The losses on Usiminas shares are recognized on an accrual basis, but the taxable event will occur only at the time of divestment.
Other provisions

Various accounting provisions are recognized on an accrual basis, but their taxation occurs only at the time of its realization, such as provisions for contingencies, impairment losses, environmental liabilities, etc.

The study prepared is based on the Company business plan of on a long-term basis, reasonably estimated by management and considered several scenarios which vary according to different macroeconomic and operating assumptions.

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

In addition, a sensitivity analysis of tax credits utilization considering a variation in macroeconomic assumptions, operational performance and liquidity events took place.

A significant aspect to be considered in the analysis is the fact that CSN has presented recent tax losses mainly due to the deterioration of the Brazilian political and macroeconomic environment, as well as the growth of its financial leverage. These two aspects combined led to an unbalance between the financial and operating results of the Company.

Within this context, the Company works with a business plan to rebalance between the financial and operating results of the Company, whose main measures are:

•         Expansion of disinvestment efforts;

•         Reduction of financial leverage;

•         Improvement in operating results due to increased sales volume, better prices of its products and efficiency in controlling production costs and

•         Reprofiling of the Company's indebtedness, with negotiations to extend the amortization periods and decentralization of debt through redirection of contracts to subsidiaries according to the nature and application of resources.

With the aforementioned measures already in execution, the Company's management expects to retake high profitability rates. Accordingly, management considers that the gradual recognition of tax credits, using at first a time period of projections of less than 10 years, better reflects the expectation of utilization of the credits recognized in the Company's tax books. As a result of the study, the Company reversed R$ 971,972 of the loss recorded in previous years, presenting until 2018 credits recognized in the amount of R$ 250,334 in the Consolidated.

15.d) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

	Consolidated
	12/31/2018	12/31/2017
Income tax and social contribution
Actuarial gains on defined benefit pension plan	176,700	176,658
Estimated losses for deferred income tax and social contribution credits - actuarial gains	(180,048)	(180,834)
Changes in the fair value of assets measured at fair value through other comprehensive income		(530,292)
Estimated losses for deferred income tax and social contribution assets - assets measured at fair value through other comprehensive income		530,292
Exchange differences on foreign operations	(325,350)	(369,017)
Cash flow hedge accounting	490,041	134,478
Estimated losses for deferred income tax and social contribution credits - cash flow hedge	(490,041)	(134,478)
	(328,698)	(373,193)

16     Taxes in installments

The position of the Refis debts and other tax installment payment plans, recorded in taxes in installments in current and non-current liabilities, as mentioned in note 14, is as follows:

	Consolidated
	Current		Non-current
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Federal REFIS Law 11.941/09	12,100	12,552	18,895	20,083
Federal REFIS Law 12.865/13	6,240	5,984	52,661	56,381
Other taxes in installments	1,839	3,015	2,378	2,778
	20,179	21,551	73,934	79,242

17     PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

	Consolidated
	Accrued liabilities		Judicial deposits
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Tax	118,490	113,451	46,321	52,542
Social security	70,084	74,522	50,898	50,098
Labor	362,228	451,173	214,625	202,104
Civil	210,264	148,212	22,024	22,752
Environmental	31,390	37,733	1,900	1,826
Deposit of a guarantee			12,182	10,029
	792,456	825,091	347,950	339,351

Classification
Current	106,503	105,958
Non-current	685,953	719,133	347,950	339,351
	792,456	825,091	347,950	339,351

The changes in the provision for tax, social security, labor, civil and environmental risks in the year ended December 31, 2018 were as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2017	Additions	Net update on amount	Net utilization of reversal	12/31/2018
Tax	113,451	17,941	12,081	(24,983)	118,490
Social security	74,522	2,348	1,996	(8,782)	70,084
Labor	451,173	29,250	55,344	(173,539)	362,228
Civil	148,212	14,921	56,092	(8,961)	210,264
Environmental	37,733	31	6,021	(12,395)	31,390
	825,091	64,491	131,534	(228,660)	792,456

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment and only proceedings for which the risk is classified as probable loss are accrued. Additionally, this provision includes tax liabilities resulting from lawsuits filed by the Company, subject to SELIC (Central Bank’s policy rate).

Tax lawsuits

The main tax lawsuits assessed by the outside legal counsel as probable losses which CSN or its subsidiaries are parties are as follows: (i) Municipal tax assessments (ISS) incident in lease contracts; (ii) Tax Forfeiture to collect ICMS reported but not paid; (iii) Consignment action for payment of social security contributions; (iv) collection of income tax and social contribution for the offset of nonexistent tax credits.

Labor lawsuits

As of December 31, 2018, the Group is a defendant in 7,665 labor lawsuits. Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, health care plan, indemnity claims resulting from alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2000 to 2003.

During the year ended December 31, 2018 there were addition or write-off movements in labor lawsuits arising from the definite conclusion and the constant revision of the Company’s accounting estimates related to the provision for contingencies that take into consideration the different nature of the claims made, as required by the Company’s accounting policies.

Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation. Generally, these lawsuits result from on-the-job accidents, occupational diseases and contractual litigation related to the industrial activities of the Group, real estate actions, healthcare plan.

Environmental lawsuits

The environmental administrative/judicial proceedings filed against the Company include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental permits; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities and public civil actions claiming regularization coupled with compensation, in most cases claiming environmental recovery. In general, these proceedings arise from alleged impacts to the environment related to the Company’s industrial activities.

The environmental processes present high complexity for estimating the value at risk, should be taken into consideration, among various aspects, procedural development, the extent of damage and the projection of repairing costs.

There are other environmental processes for which it is not yet possible to assess the risk and contingency value due to the aforementioned complexity in estimation, the peculiarities of the matters involving them and also their procedural steps. The main processes of environmental nature are listed below:

•       In 2010, CSN signed a Term for Undertaking (“Termos de Ajustamento de Conduta” or “TAC”) with the State of Rio de Janeiro to study and make investments to update environmental control equipment at the steel plant UPV. In the TAC it was initially estimated investments in the amount of R$216 million, increased to R$260 million after the cost of projects was determined more precisely. In 2013 we signed an addendum to the TAC in order to enlighten certain issues, as well as to include further obligations established by the State Environmental Institute (“Instituto Estadual do Ambiente” or “INEA”), which resulted in additional investments of R$165 million, already made. The TAC signed in 2010 expired in 2015 and CSN, the State of Rio de Janeiro and INEA signed a new TAC in April 2016, which determined new investments amounting to R$178.5 million to adopt measures of adequacy at UPV, the payment of environmental fines of R$16 million and the amount of R$6.1 million as a compensatory measure to be applied in environmental programs in Volta Redonda. UPV was authorized to fully operate during the period the TAC 03/2016 is in force by the environmental authorization nº IN034283 (“Autorização Ambiental de Funcionamento” or “AAF”).

Within the context of the TAC 03/2016, upon the expiration of the environmental authorization, a renewal of the authorization was issued in 12/07/2017 by the Deliberation CECA/CFL nº 6.141 (“AA”) under nº IN042958, published in the Diário Oficial of the state of Rio de Janeiro (“DO”) in 12/08/2017, page 13, allowing the full operation of UPV for 180 days which will expire on June 20, 2018, which, by the Deliberation CECA nº. 6,189 dated 06/19/2018, published in the DO of 06/20/2018, extended for 90 days the period of validity of AA to operate the UPV, that is, until September 20, 2018.

During this period, the Company continued discussions with the Environmental Authorities of the State of Rio de Janeiro with a view to the consensual solution to the environmental issues of the plant, and on September 19, 2018, it was published in the Diário Oficial of the State of Rio de Janeiro (“DO”) by the deliberation CECA/CLF nº 6,216 of 09/18/2018, authorizing the conclusion of a new TAC between the Company and the State of Rio de Janeiro - through the Secretary of State for the Environment (“Secretaria do Estado do Meio Ambiente” or “SEA”), INEA and the State Commission of Environmental Control (“Comissão Estadual de Controle Ambiental” or “ECSC”), thereby maintaining the full operation of UPV. In parallel, INEA issued the Environmental Authorization for Operation ("AAF") nº. IN 002019, valid until October 2024, whose purpose is to authorize the regular operation of the UPV during compliance with TAC 07/2018.

This new TAC 07/2018 contemplates investments of approximately R$ 303 million in environmental projects and actions in the region up to August 2024 and represents a commitment of the Company to the sustainability of its activities, with the communities of Volta Redonda and the region, as well as with the generation of value to its shareholders, employees and other stakeholders.

•       In July 2012, the Public Ministry of the State of Rio de Janeiro, (“Ministério Público do Estado do Rio de Janeiro” or “MPE/RJ”) and the Public Federal Ministry (“Ministério Público Federal” or “MPF”) filed a separate public civil action in the state and Federal Courts alleging, in existence of supposed contaminated area in the Condominium Volta Grande IV. In view of the conflict of jurisdiction to judge actions, the Superior Court of Justice (“Superior Tribunal de Justica” or “STJ”) declared the jurisdiction of the Federal Court to prosecute and judge such actions. In brief, the MPF maintains that the company should (i) remove wastings left in industrial landfill areas in the city of Volta Redonda and (ii) transfer 750 residences of the Volta Grande IV condominium, also in the city of Volta Redonda. These requirements were denied by the Court, which determined the presentation of a schedule to investigate the area and, if necessary, to remediate the potential issues raised by the MPF. The aforementioned schedule was presented and all the surveys performed during the investigation including the risk assessment and intervention plan were concluded in April 30, 2014. Also, there are actions initiated by owners of the residential condominium mentioned above to be reimbursed for material and moral damages, not yet judged.

•       In January 2014, it was distributed an Annulment Action with the purpose of declaring the nullity of an Assessment Notice issued by INEA for the alleged contamination of the soil and groundwater in the Volta Grande IV Condominium. The penalty was a simple fine, in the amount of R$ 35 million. The request for the preliminary suspension of the chargeability of the debt was not assessed, which is why INEA filed a Tax Enforcement Action. Declared connection between actions. An application for suspension of the procedure was filed until the conclusion of the investigation in the ACP Volta Grande IV.

•       With regards to other supposedly contaminated areas in Volta Redonda, the Public Ministry initiated three public civil actions claiming for environmental remediation and indemnification related to certain areas denominated Marcia I, II, III and IV, Wandir I and II and Reciclam. Regarding the latter, the definition from the responsible part to produce evidences still depends. These claims are at initial stage and we are currently performing environmental studies that will determine the extent of possible environmental damages related to soil contamination, as well as the action plan to fulfill with the legislation in force. As soon as the studies are concluded, they will be presented and added to the pleadings.

•         In 2015, the Public Federal Ministry initiated a public civil action against us claiming for the adequacy and regularization for the emission of particles from the UPV and the stoppage of its operations. In accordance with CONAMA Resolution n. º 436/2011, we have to adjust the emission of particles to match to the current legal standards required by December 2018, which should be compatible with the schedule of actions and measures foreseen in TAC 07/2018.

•       In 2016, we were mentioned in public civil action proposed by the Public Federal Ministry and the Public Ministry of the State of Rio de Janeiro in relation to a supposedly irregular waste deposit in the landfill area named "Aterro Panco". The claimings are for the recovery of degraded areas, compensation for damages to fauna and flora and to human health, as well as indemnification for material and moral damages caused to the environment. Due to the nature of this action and to the current stage of the pleading, this action is still considered as inestimable.

•       In 2004, the Public Federal Ministry initiated a public civil action against us for a supposedly environmental contamination and pollution of the Paraíba do Sul river supposedly caused by our industrial activities of UPV. The second federal regional court maintained the condemnation previously given and reinforced the obligation of the Company to compensate eventual environmental damages. We appealed to the Superior Court of Justice (STJ), which accepted the appeal and determined the pleading to return to the previous stage to resume the process.

•       A civil investigation is ongoing to assess (i) the environmental requisites to our project in the city of Arcos (cement plant); (ii) monitoring and mitigation of the environmental impacts of our productive activities; (iii) conformity of the conditions our our environmental licenses, including the creation of a museum in Corumbá ecological station and the establishment of a Private Reserve of the Natural Heritage; and (iv) measures for preservation of the cultural heritage and adoption of compensatory measures. In February 2011 a Term of Undertaking was signed (“TAC”) to assure the fulfillment of the obligations raised by the Public Ministry. The Ministerial Board has issued a clearance certificate to the major part of the TAC, except for two pending items that still remain open.

•         In 2009 and 2010, we signed Judicial Agreements (“TAJ”) with the Public Federal Ministry to recover environmental liabilities caused by our coal mining activities in the Southeast of Santa Catarina until the 90’s. The environmental liabilities reached by the TAJ include the restoration of certain degraded areas. In March 2018, the parties renegotiated a new agreement, with the extension of the construction schedule until 2030, which was legally approved on 06/06/18, and is in compliance by the Company.

•         In July 2018, the Company and Harsco Metals ("Harsco"), a contracted company, were named in a new public civil action jointly filed by the Federal Public Ministry and the Public Prosecutor's Office of the State of Rio de Janeiro, due to the irregular deposit of waste (steel slag) in the area called "Patio Volta Grande". The decision issued established a certain limitation in the monthly dispatch of the slag to the said yard, reduction of the height of the piles and removal of the excess of the stored material. The Company and Harsco have been looking for alternatives to solve this problem and are working on a plan of action with a feasible schedule, due to the concern with the impacts that can be generated by the abrupt removal of the yard material within the deadline established in the preliminary decision

•         In January 1995, in the Municipality of Volta Redonda/RJ (“MVR”), the ACP was filed claimed to CSN to comply with 26 items of Compensatory Environmental Programs. After the dispute, the parties entered into Transaction (1995), establishing CSN's effective obligations, as well as environmental compensation, ratified in court by judgment. The Municipality of Volta Redonda disagreed about the approved agreement and in 2015 the process of liquidation of unfulfilled obligations was initiated. On December 27, 2018, a new agreement was signed between CSN and the MRV, to put an end to the legal dispute, through reciprocal concessions from the parties, with the MVR expressly waiving the right on which the lawsuit is based and to CSN an additional investment in the amount of R$ 21 million, with 30% of this amount being allocated to services of environmental interest, preservation works, improvement and recovery of the quality of the environment of Volta Redonda.

•           In August 2017, CSN initiated an annulment action against the tax assessment notice that imposed a fine on CSN (R$ 22,038,856.09 – updated until January/19), for alleged pollution of the water of the Paraíba do Sul River, with discharge of effluent from the ETE of Blast Furnace # 2, due to accident occurred on 11/27/2010. The enforceability of the fine is suspended by virtue of an injunction granted in a writ of mandamus until final decision of the appeal phase that discusses the guarantee offered to the court (suitable guarantee) for the grant of guardianship. In relation to the mining activities matters, due to the accident involving a Brazilian mining company in November 2015, the State of Minas Gerais initiated several civil investigations based on the inventory of tailing dams of the State released in 2014. Those procedures have the scope of ascertaining those structures that do not have technical stability guaranteed by an external auditor or whose stability has not been attested due to a lack of documents or technical data.

•       In March 2016 we were mentioned in a public civil action proposed by the State of Minas Gerais and by the State Environmental Foundation (“Fundação Ambiental do Estado” or “FEAM”) questioning the stability of the structure of our tailing dam known as “BAIA 4” – a small structure built within the industrial area and used to collect particles generated during the process of ore filtration. That process was filed before the defense takes place due to out-of-date information. CSN was able to prove that BAIA 4 structure was steady which led to the filing of the action, by the author himself. In August 2016, we were mentioned in a similar public civil action in relation to the dam structure known as “Dique do Engenho” (Engenho dam). We presented the documentation to the State authorities to prove the stability and safety of the Engenho dam. We expect this action be filed, for the same reasons as previous one.

•         Other administrative and judicial proceedings

The table below shows a summary of the carrying amounts of the main legal matters with possible risk of loss and the amounts on December 31, 2018 and 2017.

	12/31/2018	12/31/2017
Income tax / Social contribution - Assessment Notice and imposition of fine (AIIM) - Capital gain for an alleged sale of the shares of its subsidiary NAMISA.	11,812,071	11,073,961

Assessment Notice and Imposition of fine (AIIM) - Income tax/ Social contribution - gloss of goodwill deductions generated by the reverse merger of Big Jump by NAMISA	3,722,888	2,623,179

Assessment Notice and Imposition of fine (AIIM) - Income tax/ Social contribution - gloss of interest on prepayment arising from supply contracts of iron ore and port services	2,165,088	2,500,606

Notices of violation and imposition of fine - Income taxes and social contribution due to profits from foreign subsidiaries (years 2008,2010 and 2011) (1)	1,891,149	1,858,640

Tax foreclosures - ICMS - Electricity credits	974,479	920,306

Installment MP 470 - Insufficient impairment of tax loss and negative basis (1)		704,739

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS e IPI	1,481,382	1,685,648

Disallowance of the ICMS credits - Transfer of iron ore	529,607	499,006

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	294,527	275,233

Disallowance of the tax losses arising on adjustments to the SAPLI	516,583	491,862

Taxes - ICMS - shipment and return of goods for industrialization (2)		816,199

Assessment Notice- Income tax- Capital Gain of CFM vendors located outside	243,007	203,185

CFEM - Divergence on the understanding between CSN and DNPM on the calculation basis	311,582	290,249

Infraction Notice - ICMS - Question on sales to Incentivized Zone	976,438	170,330

Other tax (federal, state, and municipal) lawsuits	3,625,167	3,065,131

Social security lawsuits	287,823	278,600

Law suit applied by Brazilian antitrust authorities (CADE)	101,683	98,189

Other civil lawsuits	922,171	1,111,944

Labor and social security lawsuits	1,537,078	1,569,712

Environmental process - ACP TAC / PAC - Compliance with environmental obligations (3)		216,878

Tax Enforcement Fine Volta Grande IV (4)	75,530	67,620

Others Enviromental lawsuits	144,235	117,858
	31,612,488	30,639,075

(1)     The Contingency was written off as a result of a final favorable decision by CARF, which recognized as certain the use of tax loss carryforwards used in the installment plan established by MP 470.

(2)     Homologation to the Secretary of Finance and General Advocacy of the State of Minas Gerais with the benefits brought in the Tax Regularization Program - "New Regularize", established by Law 22,549 / 2017.

(3)     We reclassified the contingency related to this judicial process (ACP TAC-PAC nº 0000689-17.1995.8.19.0066) to remote, due to the conclusion of an agreement between CSN and the Municipality of Volta Redonda (MVR) on 12/27/2018, which will put an end to the legal dispute, through reciprocal concessions from the parties, and the MVR expressly waives the right on which the action is based and to CSN the additional investment in the amount of R $ 21 million, and 30% services of environmental interest, preservation works, improvement and recovery of the quality of the environment of Volta Redonda

(4)     On April 8, 2013, INEA imposed on CSN a fine of R$ 35 million in respect of the aspects involving the Volta Grande IV condominium, determining that the actions already considered and discussed in the civil suit filed in July 2012. In connection with the application of this fine, an annulment action was distributed, in January 2014, to the 10th Civil Court of the State of Rio de Janeiro, seeking the annulment of the fine and its effects. In parallel, INEA filed a tax enforcement action in order to enforce the amount of the fine imposed. The aforementioned Tax Enforcement action was distributed in May 2014 to the 4th Volta Redonda Active Debt Registry in the State of Rio de Janeiro. Currently, said enforcement action is suspended until the judgment of the annulment action, in order to avoid conflicting decisions.

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

18     PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The carrying amount of the provision for environmental liabilities and asset retirement obligation (ARO) are as follows:

		Consolidated
	12/31/2018	12/31/2017
Environmental liabilities	198,386	255,517
Asset retirement obligations	83,380	81,496
	281,766	337,013

18.a) Environmental liabilities

As of December 31, 2018, there is a provision recognized for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever necessary. These are Management’s best estimates based on the environmental remediation studies and projects. This provision is recognized as other operating expenses.

The provision is measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as other operating expenses.

The discount rate used to calculate the provision to present value through December 31, 2018 was 10.54% in real terms. The liability recognized is periodically updated based on the general market price index (IGP-M) for the period.

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

19     RELATED-PARTY BALANCES AND TRANSACTIONS

19.a) Transactions with holding companies

Vicunha Siderurgia S.A. is the Company’s main shareholder, with 49,24% of the voting shares.

The Company’s control Vicunha Aços S.A. and Rio Iaco Participações S.A, the latter holding 4,22% of interest in the voting capital of the Company.

The corporate structure of Vicunha Aços S.A is as follows:

Vicunha Steel S.A. – holds 67.93% of Vicunha Aços S.A.

CFL Participações S.A. – holds 12.82% of Vicunha Aços S.A. and 40% of Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 19.25% of Vicunha Aços S.A. and 60% of Vicunha Steel S.A.

•         Liabilities

Companies	Proposed
Dividends
Vicunha Aços	439,913
Rio Iaco Participações S.A.	37,640
Total at 12/31/2018	477,553
Total at 12/31/2017	-

19.b) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction

						Consolidated
	Current		Non-current		Total
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Assets
Trade receivables(note 6)	93,317	115,388			93,317	115,388
Dividends receivable (Note 8)	46,171	41,528			46,171	41,528
Actuarial asset (note 8)			99,894	111,281	99,894	111,281
Financial investments/ investments	92,332	53			92,332	53
Loans (note 8)	2,675	2,441	706,605	554,694	709,280	557,135
Other receivables (note 8)	3,649	3,577	218,840	30,770	222,489	34,347
	238,144	162,987	1,025,339	696,745	1,263,483	859,732
Liabilities
Other payables (Note 14)
Accounts payable	29,286	799	96,629		125,915	799
Provision for consumption and services	6,213	2,298			6,213	2,298
Trade payables	135,801	134,974			135,801	134,974
Actuarial liabilities			7,982	41,937	7,982	41,937
	171,300	138,071	104,611	41,937	275,911	180,008

By Transaction - Statement of Income

	12/31/2018	12/31/2017	12/31/2016
P&L
Revenues
Sales	1,278,751	880,145	878,992
Interest (note 25)	64,888	61,549	60,964
Expenses
Purchases	(1,418,282)	(1,176,930)	(1,099,851)
Interest (note 25)	(16,092)		(3,185)
Foreing exchange and monetary variations, net	13,611		(18,398)
	(77,124)	(235,236)	(181,478)

•      By company - Assets and Liabilities

	Assets			Liabilities
	Current	Non-current	Total	Current	Non-current	Total

Joint-venture and Joint-operation
Itá Energética S.A.				2,550		2,550
MRS Logística S.A.	46,243		46,243	101,264	96,629.00	197,893
CBSI - Companhia Brasileira de Serviços e Infraestrutura	3		3	37,362		37,362
Transnordestina Logística S.A (1)	1,611	925,445	927,056	13,652		13,652
	47,857	925,445	973,302	154,828	96,629	251,457
Other related parties
CBS Previdência		99,894	99,894		7,982	7,982
Banco Fibra (2)	92,334		92,334
Usiminas
Panatlântica (3)	53,027		53,027	15,643		15,643
Ibis Participações e Serviços
Other related parties	2,092		2,092	829		829
	147,453	99,894	247,347	16,472	7,982	24,454
Associates
Arvedi Metalfer do Brasil S.A.	42,834		42,834
Total at 12/31/2018	238,144	1,025,339	1,263,483	171,300	104,611	275,911
Total at 12/31/2017	162,987	696,745	859,732	138,071	41,937	180,008

•       By company - Statement of income

					12/31/2018
	Sales	Purchases	Finance income(expenses), net	Exchange rate variations, net	Total

Joint ventures and Joint Operation
MRS Logística S,A,		(1,111,695)	(16,092)		(1,127,787)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	47	(180,332)			(180,285)
Transnordestina Logística S.A. (1)	367	(15,667)	50,003		34,703
	414	(1,307,694)	33,911		(1,273,369)
Other related parties
Banco Fibra (2)			14,651	13,611	28,262
Usiminas		(382)			(382)
Panatlântica (3)	1,174,984	(94,515)			1,080,469
Ibis Participações e Serviços		(4,501)			(4,501)
Other related parties	2,745	(11,190)			(8,445)
	1,177,729	(110,588)	14,651	13,611	1,095,403
Associates
Arvedi Metalfer do Brasil S,A,	100,608		234		100,842

Discontinued Operation
Cia Metalic Nordeste
Total	1,278,751	(1,418,282)	48,796	13,611	(77,124)

				12/31/2017
	Sales	Purchases	Finance income(expenses), net	Total

Joint ventures and Joint Operation
Itá Energética S.A		(32,275)		(32,275)
MRS Logística S.A.		(934,279)		(934,279)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	55	(150,758)		(150,703)
Transnordestina Logística S.A. (1)	2,549	(7,916)	53,261	47,894
	2,604	(1,125,228)	53,261	(1,069,363)
Other related parties
Fundação CSN	13	(1,118)		(1,105)
Banco Fibra (2)			6,290	6,290
Usiminas		(427)		(427)
Panatlântica (3)	872,047	(43,949)		828,098
Ibis Participações e Serviços		(5,915)		(5,915)
Other related parties	2,821	(293)		2,528
	874,881	(51,702)	6,290	829,469
Associates
Arvedi Metalfer do Brasil S,A,	2,660		1,998	4,658

Discontinued Operation
Cia Metalic Nordeste
Total	880,145	(1,176,930)	61,549	(235,236)

					12/31/2016
	Sales	Purchases	Finance income(expenses), net	Foreign exchange and monetary variation, net	Total

Joint ventures and Joint Operation
Itá Energética S.A		(32,363)			(32,363)
MRS Logística S.A.		(903,030)			(903,030)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	18	(138,374)			(138,356)
Transnordestina Logística S.A. (1)	5,039	(8,505)	55,758		52,292
	5,057	(1,082,272)	55,758		(1,021,457)
Other related parties
Fundação CSN		(4,045)			(4,045)
Banco Fibra (2)			(844)	(18,398)	(19,242)
Usiminas	17,027	(6,026)			11,001
Panatlântica (3)	779,503				779,503
Ibis Participações e Serviços	47	(7,370)			(7,323)
Other related parties	3,082				3,082
	799,659	(17,441)	(844)	(18,398)	762,976
Associates
Arvedi Metalfer do Brasil S,A,	31,026		2,995		34,021

Discontinued Operation
Cia Metalic Nordeste	43,250	(138)	(130)		42,982
Total	878,992	(1,099,851)	57,779	(18,398)	(181,478)

(1)     Transnordestina Logística S.A: Assets: Refers mainly to contracts in R$: interest equivalent to 125.0% and 130.0% of CDI. On December 31, 2018, the borrowings carrying amounts totaled to R$706,605 (R$507,009 as of December 31, 2017).

(2)     Banco Fibra S.A: Assets: Refers mainly to Eurobond with Fibra Bank and maturity in february 2028.

(3)     Panatlântica:Receivables from the sale of steel products.

19.c) Other unconsolidated related parties

•       CBS Previdência

The Company is its main sponsor, being a non-profit civil society established in July 1960, primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans.

•       Fundação CSN

Nowadays, the Company develops socially responsible policies concentrated in Fundação CSN, of which it is the founder. The transactions between the parties are related to the operational and financial support for Fundação CSN to conduct the social projects, developed mainly in the localities where the Company operates.

•       Banco Fibra

Banco Fibra is under the control structure of Vicunha Aços S.A., direct controller of the Company and the financial transactions carried out with this bank are limited to movements in checking accounts and financial investments in fixed-income securities.

•       Taquari Asset

Belonging to the Vicunha Group, Taquari Asset is the group company responsible for managing third-party funds, funds and / or portfolios.

•         Companies under the control of a member of the Company’s management

•       Ibis Participações e Serviços Ltda.

•       Ibis Agrária Ltda

•       Partifib Projetos Imobiliários Ltda.

•       Vicunha Imóveis Ltda.

•       Vicunha Serviços Ltda.

19.d) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of December 31, 2018.

	12/31/2018	12/31/2017	12/31/2016
	P&L
Short-term benefits for employees and officers	32,848	39,721	71,852
Post-employment benefits	105	110	306
	32,953	39,831	72,158

20     SHAREHOLDERS' EQUITY

20.a) Paid-in capital

Fully subscribed and paid-in capital as of December 31, 2018 and December 31, 2017 is R$4,540,000 comprising 1,387,524,047 book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

20.b) Authorized capital

The Company’s bylaws in effect as of December 31, 2018 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

20.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6,404/76, up to the ceiling of 20% of share capital.

20.d) Ownership structure

As of December 31, 2018, the Company’s ownership structure was as follows:

			12/31/2018			12/31/2017
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	48.97%	49.24%	682,855,454	49.21%	50.32%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.22%	58,193,503	4.19%	4.29%
NYSE (ADRs)	284,152,319	20.48%	20.59%	303,590,364	21.88%	22.37%
Other shareholders	358,246,471	25.82%	25.95%	312,493,726	22.52%	23.02%
Total shares outstanding	1,380,114,547	99.47%	100.00%	1,357,133,047	97.81%	100.00%
Treasury shares	7,409,500	0.53%		30,391,000	2.19%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

(*) Controlling group companies.

20.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation		Disposal of shares		Balance in treasury
1º	3/13/2014	70,205,661	From 3/14/2014 to 4/14/2014	R$ 9.34	R$ 9,22 and R$ 9,45	2,350,000					2,350,000
2º	4/15/2014	67,855,661	From 4/16/2014 to 5/23/2014	R$ 8.97	R$ 8,70 and R$ 9,48	9,529,500					11,879,500
3º	5/23/2014	58,326,161	From 5/26/2014 to 6/25/2014	R$ 9.21	R$ 8,61 and R$ 9,72	31,544,500					43,424,000
4º	6/26/2014	26,781,661	From 6/26/2014 to 7/17/2014	R$ 10.42	R$ 9,33 and R$ 11,54	26,781,661					70,205,661
	7/18/2014			Not applicable	Not applicable		60,000,000	(1)			10,205,661
5º	7/18/2014	64,205,661	From 7/18/2014 to 8/18/2014	R$ 11.40	R$ 11.40	240,400					10,446,061
	8/18/2014			Not applicable	Not applicable		10,446,061	(1)
6º	8/18/2014	63,161,055	From 8/19/2014 to 9/25/2014	R$ 9.82	R$ 9,47 and R$ 10,07	6,791,300					6,791,300
7º	9/29/2014	56,369,755	From 9/29/2014 to 2/29/2014	R$ 7.49	R$ 4,48 and R$ 9,16	21,758,600					28,549,900
8º	12/30/2014	34,611,155	From 12/31/2014 to 3/31/2015	R$ 5.10	R$ 4,90 and R$ 5,39	1,841,100					30,391,000
9º (*)	03/31/2015	32,770,055	From 4/01/2015 to 6/30/2015								30,391,000
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Não aplicável	Não aplicável	R$ 0.00	R$ 0.00		22,981,500	(2)	7,409,500

(*) There were no share buyback in this program.

(1)     In 2014 the Board of Directors approved the cancelation of 70,446,061 treasury shares without change in the Company’s share capital.

(2)     In April 2018, the Board of Directors authorized the sale of up to 30,391,000 common shares held in treasury. Until the end of the program, 22,981,500 shares were sold for R$213,494. The Company. The Company recognized a profit on the sale of the shares in the amount of the amount of R$32,670.

As of December 31, 2018, the position of the treasury shares was as follows:

Quantity purchased (Units)	Amount paid for the shares	Share price			Market value of shares in 12/31/2018 (*)

		Minimum	Maximum	Average
7,409,500	R$ 58,264	R$ 4.48	R$ 10.07	R$ 7.86	R$ 65,500

(*) Using the last share average quotation on B3 S.A. - Brasil, Bolsa, Balcão as of September 30, 2018 of R$ 8.84 per share.

20.f) Policy on investments and payment of interest on capital and dividends

The Company adopts a profit distribution policy which, after compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail the allocation of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

20.g) Earnings/(loss) per share:

Basic earnings per share were calculated based on the profit/loss attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

	12/31/2018	12/31/2017	12/31/2016
	Common Shares
(Loss) profit for the year
Continued operations	5,074,136	10,272	(925,186)
Discontinued operations	-	-	(9,561)
	5,074,136	10,272	(934,747)
Weighted average number of shares	1,373,250,595	1,357,133,047	1,357,133,047
Basic and diluted EPS
Continued Operations	3.69498	0.00757	(0.68172)
Discontinued Operations	-	-	(0.00704)
	3.69498	0.00757	(0.68876)

The Company does not hold potential dilutable outstanding ordinary shares that could result in dilution of earnings per share.

21     PAYMENT TO SHAREHOLDERS

The Company's Bylaws provide the distribution of 25% minimum dividends of adjusted net income under the law, to the shareholders. The dividends are calculated in accordance with the Company’s Bylaws and in accordance with the Brazilian Corporate Law. The following is the calculation of dividends for 2018:

Allocation of profits
12/31/2018
Profit for the year	5,074,136
Absorption of deficits	(1,291,689)
Legal reserve	(189,122)
Allocation of profits	3,593,325
Proposed destination:
Mandatory minimum dividends	(898,332)
Intended for statutory reserve of working capital	(2,694,993)
In current liabilities
Dividends to be paid on December 31, 2017	2,209
Mandatory minimum dividends	898,332
Dividends to be paid on December 31, 2018	900,541

Weighted average number of shares	1,373,251
Dividends per share approved	0.65416

The following table shows the history of deliberate and paid dividends:

Approval Year	Dividends	Payment Year	Dividends
2017 (*)	0,00	2017	0,00
2018	898,332	2018	0,00
Total approved	898,332	Total paid

(*) There was no resolution on dividend distribution during the year of 2017.

22     NET SALES REVENUE

Net sales revenue is comprised as follows:

		Consolidated
	12/31/2018	12/31/2017	12/31/2016

Gross revenue
Domestic market	14,752,901	11,487,011	10,206,195
Foreign market	11,817,559	9,980,572	9,571,630
	26,570,460	21,467,583	19,777,825
Deductions
Canceled sales, discounts and rebates	(234,851)	(262,989)	(190,415)
Taxes on sales	(3,366,724)	(2,679,993)	(2,438,461)
	(3,601,575)	(2,942,982)	(2,628,876)
Net revenue	22,968,885	18,524,601	17,148,949

23   EXPENSES BY NATURE

	Consolidated
	12/31/2018	12/31/2017	12/31/2016
Raw materials and inputs	(6,759,275)	(5,404,801)	(4,518,718)
Labor cost	(2,743,460)	(2,400,579)	(2,482,111)
Supplies	(1,782,576)	(1,451,437)	(1,384,437)
Maintenance cost (services and materials)	(1,326,894)	(1,145,974)	(1,203,294)
Outsourcing services	(2,368,387)	(2,062,352)	(2,228,786)
Freights	(1,802,541)	(1,362,087)	(1,263,734)
Depreciation, Amortization and depletion (Note 10 and 11) (Note 26)	(1.175.107)	(1,408,765)	(1,278,816)
Others	(905,128)	(591,094)	(495,274)
	(18,863,368)	(15,827,089)	(14,855,170)
Classified as:
Cost of sales	(16,105,657)	(13,596,141)	(12,640,042)
Selling expenses	(2,263,688)	(1,815,107)	(1,696,896)
General and administrative expenses	(494,023)	(415,841)	(518,232)
	(18,863,368)	(15,827,089)	(14,855,170)

The depreciation, amortization and depletion additions for the year were distributed as follows:

	Consolidated
	12/31/2018	12/31/2017	12/31/2016

Production costs	1,145,793	1,376,862	1,241,425
Sales expenses	5,850	8,851	9,163
General and Administrative Expenses	23,464	23,052	28,228
	1,175,107	1,408,765	1,278,816
Other operating expenses (*)	97,914	44,570	43,681
	1,273,021	1,453,335	1,322,497

 (*) Refers mainly to the depreciation and amortization of paralyzed assets, see note 24.

24    OTHER OPERATING INCOME (EXPENSES)

	Consolidated
	12/31/2018	12/31/2017	12/31/2016

Other operating income
Indemnities	46,256	6,106	26,871
Rentals and leases	5,430	1,841	1,483
Dividends received	9,188	3,248	567
PIS and COFINS to compensate (1)	1,102,365
Extemporaneous PIS/COFINS credits			203,504
Contractual fines	3,965	2,970	2,501
Gain on business combination			66,496
Actuarial pension plan	20,983	36,952	48,790
Gain ons sale of assets held for sale			252,023
Updated shares – Fair Value through profit or loss (VJR) (Note 13)	1,655,813
Eletrobrás's compulsory loan (3)		755,151
Gain on sale of LLC (note 3)	1,164,294
Debts write off - intragroup
Other revenues	27,749	18,018	61,274
	4,036,043	824,286	663,509

Other operating expenses
Taxes and fees	(26,197)	(136,348)	(88,249)
Write-off/(Provision) of judicial deposits	(54,330)	(38,258)	(64,886)
Expenses with environmental liabilities, net	(60,311)	(7,156)	(5,023)
Expenses from tax, social security, labor, civil and environmental lawsuits, net	(59,219)	(95,744)	(151,534)
Contractual fines (2)	(104,086)		(16,624)
Depreciation of equipment paralyzed and amortization of intangible assets (note 23)	(97,914)	(44,570)	(43,681)
Write- off of PP&E and intangible assets (notes 10 and 11)	(27,260)	(28,127)	(88,339)
Estimated (Loss)/reversal in inventories	(149,704)	(15,775)	(29,316)
Studies and project engineering expenses	(33,738)	(32,956)	(31,156)
Research and development expenses	(2,688)	(3,944)	(2,269)
Advisory expenses	(508)	(3,419)	(20,865)
Healthcare plan expenses	(108,369)	(97,837)	(80,489)
Reversal/(Provision) industrial reestructuring	(17,490)	5,807	96,390
Cash flow hedge realized (Note 13 b)	(370,191)	(92,140)	(77,444)
Impairment of fair value of Transnordestina			(387,989)
Other expenses	(218,701)	(56,477)	(85,256)
	(1,330,706)	(646,944)	(1,076,730)
Other operating income (expenses), net	2,705,337	177,342	(413,221)

(1)     Refers to non-inclusion of ICMS in the PIS and COFINS calculation basis, see note nº8.

(2)     In 2018, refers to the contractual amendment with the jointly-owned subsidiary MRS, for the revision of the “Anual Transportation Plan”.

(3)     This is a net amount, certain and due, arising from the final judicial decision favorable to the Company, which is irreversible and irrevocable, in order to apply the STJ's consolidated position on the subject, which culminated in sentencing the Eletrobrás to the payment of the correct interest and monetary correction of the Compulsory Loan. The final judicial decision, as well as the certainty about the amounts involved in the settlement of the judgment (judicial procedure to request the satisfaction of the right), allowed the conclusion that the right to receive this value is certain. Thus, in line with our legal and accounting advisors, we recognize the credits in noncurrent assets against the result of Other Operating Revenues. The monetary adjustment of 2018 is presented in the note nº25 - Financial Income (Expenses).

25    FINANCIAL INCOME (EXPENSES)

		Consolidated
	12/31/2018	12/31/2017	12/31/2016

Financial income
Related parties (note 19 b)	64,888	61,549	60,964
Income from financial investments	111,235	162,292	301,401
Gain from derivative		28,503	5,829
Gain on repurchase of debt securities			146,214
Other income (1)	1,134,391	42,730	129,182
	1,310,514	295,074	643,590
Financial expenses
Borrowings and financing - foreign currency	(988,821)	(827,841)	(930,508)
Borrowings and financing - local currency	(1,020,867)	(1,610,714)	(2,229,849)
Related parties (note 19 b)	(16,092)		(3,185)
Capitalized interest (notes 10 and 30)	71,611	91,957	215,794
Losses on derivatives			(362)
Interest, fines and late payment charges	(71,100)	(72,343)	(38,002)
Commission and bank fees	(182,179)	(159,088)	(155,249)
PIS/COFINS over financial income	(84,404)	(21,926)	(39,154)
Other financial expenses	19,614	(142,296)	(102,450)
	(2,272,238)	(2,742,251)	(3,282,965)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	(1,035)	(10,556)	7,865
Exchange rates, net	(532,883)	(5,665)	921,310
Exchange gain (losses) on derivatives	(1)	(229)	(812,227)
	(533,919)	(16,450)	116,948

Financial income (expenses), net	(1,495,643)	(2,463,627)	(2,522,427)

Statement of gains and (losses) on derivative transactions
Future Dollar			(805,760)
Dollar - to - euro swap	(1)	(229)	(6,467)
	(1)	(229)	(812,227)

Swap Pré x CDI			(299)
Swap CDI x Pré			(63)
Future DI		28,503	5,829
		28,503	5,467
	(1)	28,274	(806,760)

(1)    Refers mainly to the monetary adjustment of the recognition of the non-inclusion of ICMS in the PIS and COFINS calculation basis of prior years in the amount of R$ 1,106,097, see note 8.

26    SEGMENT INFORMATION

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

Overseas, Lusosider, which is based in Portugal, produces cold rolled steel and galvanized steel. CSN LLC in the U.S.A. meets local market needs, import and export of steel products.  In January 2012, CSN acquired Stahlwerk Thüringen (SWT), a manufacturer of long steel located in Unterwellenborn, Germany. SWT is specialized in the production of shapes used for construction.

In January 2014 the production of long steel products started in Brazil and consolidates the company as a source of complete construction solutions, complementing its portfolio of products with high value added in the steel chain.

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

b) TLSA and FTL

TLSA and FTL hold the concession of the former RFFSA’s Northeast Network. The Northeast Network totals 4,238 km, divided into two sections: i) Network I, which comprises the São Luiz–Mucuripe, Arrojado–Recife, Itabaiana–Cabedelo, Paula Cavalcante–Macau, and Propriá–Jorge Lins (Network I); and ii) Network II, which comprises the Missão Velha–Salgueiro, Salgueiro–Trindade, Trindade– Eliseu Martins, Salgueiro–Porto de Suape, and Missão Velha–Porto de Pecém sections.

The Network links up with the main ports in the region, offering an important competitive advantage by means of opportunities for combined transportation solutions and logistics projects tailored to customer needs.

II. Port Logistics

The Port Logistics Segment consolidates the operation of the terminal built in the privatization period after the law of modernization of the ports (law 8.630/1993) that permits to transfer the port logistics activities to the private sector. The Sepetiba terminal features complete infrastructure to meet all the needs of exporters, importers and ship owners. Its installed capacity exceeds that of most other Brazilian terminals. It has mooring berths and a huge storage area, as well as the most modern and appropriate equipment, systems and intermodal connections.

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

In the second half of 2016, the Company started the operation of a new clinker furnace in Arcos/MG, where the Company already operates a clinker furnace using its limestone of a company-owned mine and also two cement mills in additions to the mills that already operate in Volta Redonda/RJ.

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

•       Result by segment

Beginning 2013, the Company no longer proportionately consolidates joint ventures MRS and CBSI. For segment information preparation and presentation purposes, Management decided to maintain the proportionate consolidation of the joint ventures, as historically presented. For consolidated profit reconciliation purposes, the amounts of these companies were eliminated in the column “Corporate expenses/elimination”.

								12/31/2018
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*) (unaudited)	5,068,758	34,780,756					(4,961,345)
Net revenues
Domestic market	10,328,372	972,360	266,378	1,506,114	410,606	588,230	(2,718,623)	11,353,437
Foreign market	5,305,771	5,012,421					1,297,256	11,615,448
Total net revenue (note 22)	15,634,143	5,984,781	266,378	1,506,114	410,606	588,230	(1,421,367)	22,968,885
Cost of sales and services	(12,613,216)	(3,585,691)	(189,999)	(1,049,071)	(286,734)	(544,266)	2,163,320	(16,105,657)
Gross profit	3,020,927	2,399,090	76,379	457,043	123,872	43,964	741,953	6,863,228
General and administrative expenses	(984,980)	(144,754)	(35,423)	(106,412)	(27,948)	(95,893)	(1,362,301)	(2,757,711)
Depreciation (note 23)	609,274	366,547	20,368	258,985	17,285	115,411	(212,763)	1,175,107
Proportionate EBITDA of joint ventures							568,045	568,045
Adjusted EBITDA	2,645,221	2,620,883	61,324	609,616	113,209	63,482	(265,066)	5,848,669

Sales by geographic area
Asia	40,681	4,422,377					1,297,256	5,760,314
North America	1,506,041							1,506,041
Latin America	369,830							369,830
Europe	3,330,991	590,044						3,921,035
Others	58,228							58,228
Foreign market	5,305,771	5,012,421					1,297,256	11,615,448
Domestic market	10,328,372	972,360	266,378	1,506,114	410,606	588,230	(2,718,623)	11,353,437
Total	15,634,143	5,984,781	266,378	1,506,114	410,606	588,230	(1,421,367)	22,968,885

								12/31/2017
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*) (unaudited)	4,921,719	32,576,843					(5,359,571)
Net revenues
Domestic market	7,818,552	829,268	238,240	1,416,612	407,671	487,129	(2,491,006)	8,706,466
Foreign market	5,140,471	3,791,703					885,961	9,818,135
Total net revenue (note 22)	12,959,023	4,620,971	238,240	1,416,612	407,671	487,129	(1,605,045)	18,524,601
Cost of sales and services	(10,537,547)	(3,005,840)	(156,997)	(1,024,696)	(285,085)	(512,762)	1,926,786	(13,596,141)
Gross profit	2,421,476	1,615,131	81,243	391,916	122,586	(25,633)	321,741	4,928,460
General and administrative expenses	(963,822)	(158,958)	(27,943)	(94,921)	(27,098)	(80,823)	(877,383)	(2,230,948)
Depreciation (note 23)	658,587	490,805	15,752	294,571	17,265	121,801	(190,016)	1,408,765
Proportionate EBITDA of joint ventures							538,170	538,170
Adjusted EBITDA	2,116,241	1,946,978	69,052	591,566	112,753	15,345	(207,488)	4,644,447

Sales by geographic area
Asia	23,364	3,592,226					885,961	4,501,551
North America	2,009,337							2,009,337
Latin America	506,951							506,951
Europe	2,564,823	197,701						2,762,524
Others	35,996	1,776						37,772
Foreign market	5,140,471	3,791,703					885,961	9,818,135
Domestic market	7,818,552	829,268	238,240	1,416,612	407,671	487,129	(2,491,006)	8,706,466
Total	12,959,023	4,620,971	238,240	1,416,612	407,671	487,129	(1,605,045)	18,524,601

								12/31/2016
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (Thou) (*) (unaudited)	4,857,174	36,983,297					(4,062,774)
Net revenues
Domestic market	6,980,087	542,028	207,722	1,319,907	269,095	490,608	(2,079,534)	7,729,913
Foreign market	4,535,821	4,039,875					843,340	9,419,036
Total Net Revenue (note 22)	11,515,908	4,581,903	207,722	1,319,907	269,095	490,608	(1,236,194)	17,148,949
Cost of sales and services	(9,393,237)	(3,099,236)	(141,542)	(914,361)	(195,994)	(467,373)	1,571,701	(12,640,042)
Gross profit	2,122,671	1,482,667	66,180	405,546	73,101	23,235	335,507	4,508,907
General and administrative expenses	(914,927)	(185,149)	(25,180)	(83,020)	(25,196)	(74,528)	(907,128)	(2,215,128)
Depreciation (note 23)	679,074	461,287	13,430	227,792	17,140	73,030	(192,937)	1,278,816
Proportionate EBITDA of joint ventures							502,345	502,345
Adjusted EBITDA	1,886,818	1,758,805	54,430	550,318	65,045	21,737	(262,213)	4,074,940

Sales by geographic area
Asia	30,815	3,519,713					843,340	4,393,868
North America	1,891,865							1,891,865
Latin America	259,640							259,640
Europe	2,324,580	434,378						2,758,958
Others	28,921	85,784						114,705
Foreign market	4,535,821	4,039,875					843,340	9,419,036
Domestic market	6,980,087	542,028	207,722	1,319,907	269,095	490,608	(2,079,534)	7,729,913
Total	11,515,908	4,581,903	207,722	1,319,907	269,095	490,608	(1,236,194)	17,148,949

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures.

•         Adjusted EBITDA

Adjusted EBITDA is the main measurement based on which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net financial income (expenses), income tax and social contribution, depreciation and amortization, equity in results of affiliated companies, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

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

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

	12/31/2018	12/31/2017	12/31/2016

Net income / (loss) for the year	5,200,583	111,229	(853,058)
Result from discontinued operations			9,561
Depreciation / amortization / depletion (note 23)	1,175,107	1,408,765	1,278,816
Income tax and social contribution (note 15)	250,334	409,109	266,546
Financial income / (expenses) (note 25)	1,495,643	2,463,627	2,522,427
EBITDA	8,121,667	4,392,730	3,224,292
Other operating (income) / expenses (note 24)	(2,705,337)	(177,342)	413,221
Equity in results of affiliated companies	(135,706)	(109,111)	(64,918)
Proportionate EBITDA of joint ventures	568,045	538,170	502,345
Adjusted EBITDA (*)	5,848,669	4,644,447	4,074,940

 (*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

27    EMPLOYEE BENEFITS

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

Until December 1995, CBS Previdência administered two defined benefit plans based on years of service, salary and Social Security benefits. On December 27, 1995 the then Private Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective beginning that date, called Mixed Supplementary Benefit Plan (‘Mixed Plan”), structured in the form of a variable contribution plan that was discontinued on September 16, 2013. As of that date, all new employees must join the CBSPrev Plan, structured in the defined contribution modality, created also in September 2013.

As of December 31, 2018 CBS had 34,985 participants (35,176 as of December 31, 2017), of whom 20,872 were active contributors (20,734 as of December 31, 2017), 13,454 were retired employees (13,587 as of December 31, 2017), and 659 were related beneficiaries (855 as of December 31, 2017). Out of the total participants as of December 31, 2018, 11,063 belonged to the defined benefit plan, 11,845 to the mixed plan, 1,028 to the CBSPrev Namisa plan, and 11,049 to the CBSPrev plan.

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government securities), federal government securities indexed to inflation, shares, loans and real estate. As of December 31, 2018, CBS held 37,084,031 common shares of CSN (20,143,031 as of December 31,2017). The total plan assets of the entity amounted to R$5.3 billion as of December 31, 2018 (R$5.1 billion as of December 31, 2017). The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

Plan Assets are all available assets and the benefit plans’ investments, not including the amounts of debts to sponsors.

For the defined benefit plans, called “35% of the average salary” and “average salary supplementation plan”, the Company holds a financial guarantee with CBS Previdência, the entity that administers said plans, to ensure their financial and actuarial balance, in the event of any future actuarial loss or actuarial gain.

As provided for in the prevailing law that governs the pension fund market, for the last 4 years ended (2015, 2016, 2017 and 2018), CSN did not have to pay the installments because the defined benefit plans posted actuarial gains for the period.

27.a) Description of the pension plans

Plan covering 35% of the average salary

This plan began on February 1, 1966 and is a defined benefit plan aimed at paying pensions (for length of service, special situations, disability or old age) on a lifetime basis, equivalent to 35% of the adjusted average of the participant’s salary for the last 12 months. The plan also guarantees sick pay to participants on Official Social Security leaves of absence and further ensures payments of savings fund, funeral allowance and pecuniary aid. This plan was discontinued on October 31, 1977 when took effect the average salary supplementation plan.

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

27.c) Employee benefits

The actuarial calculations are updated at the end of each annual reporting period by outside actuaries and presented in the financial statements pursuant to IAS19 -  Employee Benefits.

				Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(99,894)	(111,281)	7,982	41,937
Post-employment healthcare benefits	-	-	897,137	866,784
	(99,894)	(111,281)	905,119	908,721

The reconciliation of employee benefits’ assets and liabilities is as follows:

	12/31/2018	12/31/2017
Present value of defined benefit obligation	3,087,433	3,077,849
Fair value of plan assets	(3,403,906)	(3,305,356)
Deficit(Surplus)	(316,473)	(227,507)
Restriction to actuarial assets due to recovery limitation	224,561	158,163
Liabilities (Assets), net	(91,912)	(69,344)
Liabilities	7,982	41,937
Assets	(99,894)	(111,281)
Net (assets) recognized in the balance sheet	(91,912)	(69,344)

The movement in the present value of the defined benefit obligation during 2018 is as follows:

	12/31/2018	12/31/2017
Present value of obligations at the beginning of the year	3,077,849	2,872,442
Cost of service	1,169	1,285
Interest cost	304,132	322,359
Benefits paid	(280,493)	(284,777)
Actuarial loss/(gain)	(15,224)	166,540
Present value of obligations at the end of the year	3,087,433	3,077,849

The movement in the fair value of the plan assets during 2018 is as follows:

	12/31/2018	12/31/2017
Fair value of plan assets at the beginning of the year	(3,305,356)	(3,193,493)
Interest income	(327,830)	(360,013)
Benefits Paid	280,493	284,777
Return on plan assets (less interest income)	(51,213)	(36,627)
Fair value of plan assets at the end of the year	(3,403,906)	(3,305,356)

The amounts recognized in the income statement for the year ended December 31, 2018, 2017 and 2016 are comprised as follows:

	12/31/2018	12/31/2017	12/31/2016
Cost of current service	1,169	1,285	1,244
Interest cost	304,132	322,359	311,361
Expected return on plan assets	(327,830)	(360,013)	(345,521)
Interest on the asset ceiling effect	16,340	26,843	22,189
	(6,189)	(9,526)	(10,727)
Total unrecognized costs / (income) (*)	-	6	7
Total costs / (income) recognized in the income statement	(6,189)	(9,532)	(10,734)
Total costs / (income), net (*)	(6,189)	(9.526)	(10,727)

(*) Effect of the limit of paragraph 58 (b) of IAS19 - Employee Benefits.

The cost/(income) is recognized in the income statement in other operating expenses.

The movement in the actuarial gains and losses in 2018, 2017 and 2016 are as follows:

	12/31/2018	12/31/2017	12/31/2016
Actuarial losses and (gains)	(15,224)	166,540	393,743
Return on plan assets (less interest income)	(51,213)	(36,627)	(427,523)
Change in the asset’s limit (excluding interest income)	50,058	(97,882)	41,796
	(16,379)	32,031	8,016
Actuarial losses and (gains) recognized in other comprehensive income	(16,379)	32,037	8,023
Unrecognized actuarial (gains)	-	(6)	(7)
Total cost of actuarial losses and (gains) (*)	(16,379)	32,031	8,016

(*) Actuarial (gain)/ loss results from the fluctuation in the investments comprised in the CBS’s asset portfolio.

Breakdown of actuarial gains or losses, according paragraph 141 of IAS19:

12/31/2018
Loss due to change in demographic assumptions	(139,813)
Loss due to change in financial assumptions	46,917
Loss due to experience adjustments	77,672
Return on plan assets (less interest income)	(51,213)
Change in asset limit (excluding interest income)	50,058
Actuarial losses and (gains)	(16.379)

The main actuarial assumptions used were as follows:

	12/31/2018	12/31/2017
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Nominal discount rate	Millennium Plan: 9.69% Plan 35%: 9.60% Supplementation: 9.59%	Millennium Plan: 10.42% Plan 35%: 10.30% Supplementation: 10.32%

Inflation rate	4.75%	5.00%
Nominal salary increase rate	5.80%	6.05%
Nominal benefit increase rate	4.75%	5.00%
Rate of return on investments	Millennium Plan: 9.69%	Millennium Plan: 10.42%
	Plan 35%: 9.60% Supplementation: 9.59%	Plan 35%: 10.30% Supplementation: 10.32%
General mortality table	Millennium Plan: AT-2000 smoothed down by 10% segregated by gender. Plans 35%: AT-2000 Male aggravated by 15%. Supplementation: AT-2000 aggravated by 10% segregated by gender.	Millennium Plan, Plans 35% and Supplementation of Average Salary: AT 2000 segregated by gender (10% smoothed)
Disability table	35% Plan and Supplementation: Light Medium. Millenium Plan: Prudential (Ferr. Retirement)	35% Plan and Supplementation: Light Medium. Millenium Plan: Prudential (Ferr. Retirement)
Disability mortality table	Winklevoss - 1%	Winklevoss - 1%
Turnover table	Millenium plan 5% per annum, zero for plans 35% and Supplementation.	Millenium plan 5% per annum, zero for plans 35% and Supplementation.
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household composition of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees who retire at the age of 65, as shown below:

	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Longevity at age of 65 for current participants
Male	18.00	21.00	18.74	20.45	21.00	21.00
Female	18.00	23.00	22.23	23.02	23.00	23.00

Longevity at age of 65 for current participants who are 40
Male	40.00	43.00	40.60	42.69	43.00	43.00
Female	40.00	47.00	45.37	46.29	47.00	47.00

Allocation of plan assets:

		12/31/2018		12/31/2017
Variable income	141,705	4,16%	50,966	1,54%
Fixed income	3,050,099	89,61%	3,085,783	93,36%
Real estate	52,091	1,53%	44,083	1,33%
Others	160,011	4,70%	124,524	3,77%
Total	3,403,906	100,00%	3,305,356	100,00%

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Interbank Deposit Certificates (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the pension plan, the expense as of December 31, 2018 was R$40,199 (R$41,544 and R$ 35,798 as of December 31, 2017 and 2016, respectively).

27.d) Expected contributions

No contributions are expected to be paid to the defined benefit plans in 2018.

For the mixed supplementary benefit plan, contributions in the amount of R$24,923 are forecasted to be paid in 2018 for the portion of defined contribution and R$1,987 for the portion of defined benefit (risk benefit).

27.e) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the pension plans as of December 31, 2018 is as follows:

						12/31/2018
	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	409	(458)	1,650	(1,897)	(502)	316
Effect on present value of obligations	(13,281)	15,342	(70,755)	76,222	(50,666)	54,396

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations					252	(223)
Effect on present value of obligations					2,028	(1,792)

Assumption: Benefit adjustment
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	1,439	(1,350)	7,578	(7,079)	5,720	(5,232)
Effect on present value of obligations	14,685	(13,778)	79,305	(74,101)	57,166	(52,366)

Assumption: Mortality table
Sensitivity level	1.0%	-1.0%	1.0%	-1.0%	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	(1,052)	1,054	(4,877)	4,845	(1,120)	1,128
Effect on present value of obligations	(10,680)	10,706	(50,807)	50,468	(12,179)	12,165

The forecast benefit payments of the defined benefit plans for future years are as follows:

Payments	2018
Year 1	244,606
Year 2	252,778
Year 3	269,332
Year 4	265,261
Year 5	271,570
Next 5 years	1,436,738
Total forecast payments	2,740,285

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

The amounts recognized in the balance sheet were determined as follows:

	12/31/2018	12/31/2017
Present value of obligations	897,137	866,784
Liabilities	897,137	866,784

The reconciliation of the healthcare liabilities is as follows:

	12/31/2018	12/31/2017
Actuarial liability at the beginning of the year	866,784	691,262
Expenses recognized in income for the year	85,748	77,269
Sponsor's contributions transferred in prior year	(71,632)	(72,192)
Recognition of actuarial loss/ (gain)	16,237	170,445
Actuarial liability at the end of the year	897,137	866,784

The actuarial gains and losses recognized in shareholders' equity are as follows:

	12/31/2018	12/31/2017	12/31/2016
Actuarial gain /(loss) on obligation	16,237	170,445	210,257
Gain/(loss) recognized in shareholders' equity	16,237	170,445	210,257

The weighted average life expectancy based on the mortality table used to determined actuarial obligations is as follows:

	12/31/2018	12/31/2017
Longevity at age of 65 for current participants
Male	19.55	19.55
Female	22.17	22.17

Longevity at age of 65 for current participants who are 40
Male	41.59	41.59
Female	45.30	45.30

The actuarial assumptions used for calculating post-employment healthcare were:

	12/31/2018	12/31/2017
Biometric and Demographic
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender

Financial
Actuarial nominal discount rate	9.62%	10.34%
Inflation	4.75%	5.00%
Real increase in medical costs based on age (Aging Factor)	0.5% - 3.00% real a.a.	0.5% - 3.00% real a.a.
Nominal increase medical costs growth rate	8.15%	8.41%
Average medical cost (Claim cost)	1,054.65	1,001.69

27.g) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the post-employment healthcare plans as of December 31, 2018 is as follows:

		12/31/2018
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	909	(992)
Effect on present value of obligations	(35,530)	38,727

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	8,091	(6,925)
Effect on present value of obligations	84,560	(72,369)

	Assumption: Mortality table
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	(2,161)	2,148
Effect on present value of obligations	(22,582)	22,451

The forecast benefit payments of the postemployment healthcare plans for future years are as follows:

Forecast benefit payments	2018
Year 1	78,100
Year 2	80,787
Year 3	83,232
Year 4	85,386
Year 5	87,224
Next 5 years	450,767
Total forecast payments	865,496

28    COMMITMENTS

28.a) Take-or-pay contracts

As of December 31, 2018 and 2017, the Company was a party to take-or-pay contracts as shown in the following table:

	Payments in the period
Type of service	2017	2018	2019	2020	2021	After 2021	Total

Transportation of iron ore, coal, coke, steel products, cement and mining products.	957,373	406,920	1,024,674	962,399	831,166	3,761,232	6,579,471

Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets, coal and clinquer.	563,743	658,166	453,801	40,780	8,419		503,000

Processing of furnace sludge and slag resulting from the production process of pig iron and steel.	8,880	9,467	7,074	7,074	7,074	8,842	30,064

Manufacturing, repair, recovery and production of ingot casting machine units.	52,103	21,533	7,968	3,246	3,246	5,952	20,412

	1,582,099	1,096,086	1,493,517	1,013,499	849,905	3,776,026	7,132,947

28.b) Concession agreements

Minimum future payments related to government concessions as of December 31, 2018 fall due according to the schedule set out in the following table:

Company / Concession
	Type of service	2019	2020	2021	After 2021	Total
FTL (Ferrovia Transnordestina Logística)	30 - year concession granted on December 31,1997, renewable for another 30 years, to develop public service and operating the railway system in northeastern Brazil.The northeastern raiway system covers 4.238 Kilometers of railway network and operates in Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	9,396	9,396	9,396	50,895	79,083

CSN Mineração S.A.	Concession to operate the TECAR a solid bulk terminal, one of the four terminals that make up the Port of Itaguai, located in Rio de Janeiro. The concession was renewed and the agreement expires in 2047.	133,021	133,021	133,021	3,458,541	3,857,604

Tecon	25-year concession started in July 2001. On May 10, 2017, was approved the Decree nº 9,048, which changes de concession extension period for port operations. It was established that the requested extension period, added to the initial period, cannot exceed 70 years	33,779	35,176	36,638	175,053	280,646

		176,196	177,593	179,055	3,684,489	4,217,333

28.c) Projects and other commitments

•          Transnordestina project

The Transnordestina project which corresponds to rail network II of the Northeast Railway System, includes building 1,753 km of new, next-generation, wide-gauge tracks. The project posts an evolution of 52% progress which was expected to completion for 2017, completion period currently under discussion with the responsible agencies.

The Company expects that the investments will permit Transnordestina Logística S.A., the concessionaire that holds the Transnordestina project, to transport of several products, such as iron ore, limestone, soy, cotton, sugarcane, fertilizers, oil, and fuel. The concession will expire in 2057, and can be terminated before this date if the minimum return agreed with the Government is reached. Transnordestina has already obtained the required environmental permits, purchased part of the equipment, contracted some of the services, and in certain regions the project is at an advanced implementation stage.

The sources of financing for the project are: (i) financing granted by Banco do Nordeste/ FNE and the BNDES, (ii) debentures issued by FDNE, (iii) Permanent Track Use contracts, and (iv) contribution of capital by CSN and public shareholders. The approved construction investment is R$7,542,000 and the balance of disbursable funds will be adjusted using the IPCA as from April 2012. Should additional funds be required, they will be provided by CSN and/or third parties under Permanent Track Use contracts.

The budget to conclude the project is under review. Currently, the budget value is composed as follows: Missão Velha-Salgueiro: R$0.4 billion, Salgueiro-Trindade: R$0.7 billion, Trindade-Eliseu Martins: R$2.4 billion, Missão Velha-Porto de Pecém: R$3 billion, Salgueiro-Porto de Suape: R$4.7 billion, amounting R$ 11.2 billion.

The Company guarantees 100% of TLSA’s financing granted by Banco do Nordeste/FNE and the BNDES, and 50.97% of the debentures issued by FDNE (includes the corporate guarantee of 48.47%, a collateral letter of 1.25% issued to BNB and the corporate guarantee of 1.25% pledged to BNB). Under the FDNE charter, approved by Federal Decree nº 6,952/2009, and the Investment Agreement entered into with the public shareholders/ financiers, up to 50% of the debentures maybe converted into TLSA shares.

The Court of Auditors of the Union - TCU through a protective order issued in May 2016, regarding the case TC 012.179/2016, suspended new transfers of public resources to TLSA from Valec Engenharia, Construções e Ferrovias S.A., Fundo de Investimento do Nordeste – FINOR, Fundo Constitucional de Financiamento do Nordeste – FNE, Fundo de Desenvolvimento do Nordeste – FDNE, Banco Nacional de Desenvolvimento Econômico e Social – BNDES and BNDES Participações S.A.– BNDESPar. After filing an appeal against the protective order and providing the necessary explanations, in June 2016 the order issued by TCU was withdrawn unanimously by the members of this court, with the continuity of investments planned having been restored.

By means of another protective order issued in January 2017, relating to the case TC 012.179/2016, the Court of Auditors of the Union suspended new transfers of public resources to TLSA by Valec Engenharia, Construções e Ferrovias S.A., Fundo de Investimento do Nordeste – FINOR, Fundo Constitucional de Financiamento do Nordeste – FNE, Fundo de Desenvolvimento do Nordeste – FDNE, Banco Nacional de Desenvolvimento Econômico e Social – BNDES and BNDES Participações S.A.– BNDESPar. The Company has provided the required clarifications to the TCU and has acted firmly in order that the decision can be repealed soon and the flow of investments planned can be restored. Despite of, ANTT, through Letter 20/2019 / GPFER / SUFER, dated January 21, 2019 and received by TLSA on February 1, 2019, informed the receipt of the review the executive projects of lots 7, 8 and 11 of the MVP section, however, disregarded the review of the projects for extemporaneous. The review of executive projects is essential for the completion of the regulatory budget, and the conclusion of this regulatory budget is a requirement for the TCU to reassess the blocking order of public funding.

There is an administrative procedure with the ANTT (National Land Transportation Agency) which evaluates the regular compliance with the obligations of the Concession Agreement corresponding to System II by Concessionaire TLSA. ANTT’s technical area, in a unilateral opinion, understood that non-compliance with the contractual obligations by the Concessionaire is evidenced. The technical area’s opinion is under evaluation and, if the irregularity is proven, ANTT may open new process to apply the applicable penalties, among them, forfeiture. The procedure is in fact finding phase and until the moment there is no final decision on the merit.

•       FTL – Ferrovia Transnordestina Logística S.A. (Operational rail network)

In relation to the rail network I, operates by Ferrovia Transnordestina Logística S.A.(“FTL”) -  there is an administrative procedure before the National Agency for Land Transportation (“ANTT”) that analyzes the regular fulfillment of the obligations of the Concession Agreement by the Concessionaire FTL. In view of a unilateral analysis, ANTT informed that FTL would have failed to comply with the TAC (Conduct Adjustment Agreement) signed in 2013 as a result of the non-compliance with the production target for 2013. ANTT decided to file an administrative proceeding to investigate the non-compliance with the concession agreement and, if the irregularity is proved, it can apply the related penalties or recommend the declaration of obsolescence, and the proceeding is at the finding-of-facts stage and, so far, there is no final decision on the merit.

29    INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, naming Risks, Export Credit, warranty and Port Operator’s Civil Liability.

In 2017, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from September 30, 2017 to March 31, 2019. Under the insurance policy, the maximum limit of indemnity is US$600 million and deductibles in the amount of US$385 million for material damages and 45 days for loss of profits and covers the following Company’s units and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and Sepetiba Tecon. Management understands that the policies covers its assets and the risks to which the Company is subject.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not audited by our independent auditors.

30    ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

	Consolidated
	12/31/2018	12/31/2017	12/31/2016
Income tax and social contribution paid	336,962	268,847	456,227
Addition to PP&E with interest capitalization (note 10 and 25)	71,611	91,957	215,794
Acquisition of fixed assets through loans	10,792	4,265	7,437
Non-monetary transaction with joint venture		20,264
	419,365	385,333	679,458

31    EVENTS AFTER THE REPORTING PERIOD

Debentures

•         Tenth issue

In December 2018, the Company authorized the issuance of 2,000 debentures, in a single series, with collateral and non-convertible debentures, at a par value of R$ 1, with interest of 126.80% p.a of CDI, with final maturity in December of 2023 and with options for early redemption and optional acquisition, with financial settlement completed on February 1, 2019, totaling R$ 1,950,000, equivalent to 1,950 debentures effectively subscribed. The proceeds were allocated to (i) the total liquidation and partial amortization of certain Bank Credit Notes entered into with Caixa Econômica Federal (CEF) and (ii) the ordinary management of the Company's business.

•         Prepayment agreement – Sale of iron ore

In February 20, 2019, the Company has concluded negotiations for the supply of iron ore to Swiss trader Glencore International AG (“Glencore”). The transaction involves a prepayment to CSN Mineração in the amount of US$ 500,000,000.00 related to an iron ore supply contract of approximately 22 million tons over 5 years. After certain precedent conditions have been met, the disbursement occurred on March 29, 2019.

•         Loan Agreement

In addition, a loan agreement has been entered into on 15 February 2019 with the Commerzbank Aktiengesellschaft for an amount of EUR 70 million, replacing the current loan agreement.