Form 20-F/A
period 2018-12-31
NATIONAL STEEL CO
filed 2019-04-05
CIK 1049659

As filed with the Securities and Exchange Commission on April 5, 2019.

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

☑ Yes  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer 	Non-accelerated filer 	Emerging growth company 

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

 Yes ☑ No

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2018 of Companhia Siderúrgica Nacional (the “Company”), filed with the Securities and Exchange Commission on April 4, 2019 (the “Annual Report”), is being filed for the following reason:

To file Exhibit 101, which presents financial information of the Company in eXtensible Business Reporting Language (“XBRL”). Item 19 of the Annual Report is amended to include the following exhibits:

Exhibit Number	Description
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.

This Amendment No. 1 comprises a cover page, this explanatory note, the exhibits referred to above, the signature page and the required certifications of the chief executive officer and chief financial officer of the Company.

Except as described above, this Amendment No. 1 does not amend any other information set forth in the Annual Report, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to April 4, 2019.

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

April 5, 2019	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Marcelo Cunha Ribeiro Marcelo Cunha Ribeiro
	Title:	Chief Financial and Investor Relations Officer