Form 20-F
period 2019-12-31
NATIONAL STEEL CO
filed 2020-04-03
CIK 1049659

As filed with the Securities and Exchange Commission on April 2, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________________

FORM 20-F

________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

NATIONAL STEEL COMPANY
(Translation of registrant’s name into English)

_______________________________________________

THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization)

Marcelo Cunha Ribeiro, Chief Financial and Investor Relations Officer
Phone: +55 11 3049-7454 Fax: +55 11 3049-7212

marcelo.ribeiro@csn.com.br
Av. Brigadeiro Faria Lima, 3400 – 20th floor
04538-132, São Paulo, SP, Brazil

(Address of principal executive offices)

________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
Common Shares without Par Value	*	New York Stock Exchange
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one share of Common Stock	SID	New York Stock Exchange

____________________

40550.00004

* Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019:

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

440550.00004

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

•         “U.S. dollars” or “US$” are to United States dollars;

•         “km” are to kilometers, “m” are to meters, “mt” or “tons” are to metric tons, “mtpy” are to metric tons per year and “MW” are to megawatts;

•         “TEUs” are to twenty-foot equivalent units;

•         “consolidated financial statements” are to our audited consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, together with the corresponding report of our independent registered public accounting firm; and

•         “ADSs” are to the American depositary shares and “ADRs” are to the American depositary receipts representing our common shares.

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

40550.00004

•         our ability to develop and deliver our products on a timely basis;

•         lack of infrastructure in Brazil;

•         electricity and natural gas shortages and government responses to these;

•         existing and future governmental regulation;

•         threats or outbreaks of diseases or natural disasters affecting the global economy and international trade; and

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 included elsewhere in this annual report have been presented in thousands of reais and prepared in accordance with IFRS as issued by the IASB. See note 2.a. to our audited consolidated financial statements.

We have translated some of the Brazilian real amounts contained in this annual report into U.S. dollars solely for the convenience of the reader at the rate of R$4.0307 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2019, as reported by the Central Bank of Brazil, or the Central Bank. As a result of fluctuations in the real/U.S. dollar exchange rate, the U.S. dollar selling rate as of December 31, 2019 may not be indicative of current or future exchange rates. As of March 31, 2020, the U.S. dollar selling rate was R$5.199 to US$1.00, as reported by the Central Bank, representing a 29% depreciation of the real against the U.S. dollar in 2020 to date. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not represent an arithmetic sum of the figures that precede them.

Certain Non-IFRS Financial Measures

This annual report includes certain references to the non-IFRS measures of EBITDA and Adjusted EBITDA.

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

40550.00004

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A. Selected Financial Data

We present in this section summary consolidated financial data derived from, and that should be read in conjunction with, our audited consolidated financial statements included elsewhere in this annual report, and summary consolidated operating data.

Due to the adoption of IFRS 16 as of January 1, 2019, which we did not apply retroactively, financial information as of and for the year ended December 31, 2019 may not be comparable with financial information for prior periods. For further information on our adoption of IFRS 16, see note 13.a to our audited consolidated financial statements included elsewhere in this annual report.

Summary Financial and Operating Data

The following tables present summary consolidated financial and operating data for each of the periods indicated:

	Year ended December 31,
Income Statement Data:	2015(4)	2016(4)	2017	2018(1)	2019(2)	2019(3)
	(in million of R$, except per share data)					(in million of US$, except per share data)
Net operating revenues	15,262	16,126	18,525	22,969	25,436	6,311
Cost of products sold	(11,740)	(11,592)	(13,596)	(16,106)	(17,263)	(4,283)
Gross profit	3,522	4,534	4,929	6,863	8,173	2,028
Operating expenses
Selling	(1,430)	(1,042)	(1,815)	(2,264)	(2,343)	(581)
General and administrative	(470)	(438)	(416)	(494)	(511)	(127)
Equity in results of affiliated companies	1,160	331	109	136	126	31
Other expenses	(1,341)	(657)	(647)	(1,331)	(2,407)	(597)
Other income	3,610	90	824	4,036	504	125
Total	1,529	(1,716)	(1,945)	83	(4,631)	(1,149)

Operating income	5,051	2,818	2,984	6,946	3,542	879
Non-operating income (expenses), net
Financial income	488	172	295	1,311	379	94
Financial expenses	(3,853)	(3,253)	(2,759)	(2,806)	(2,510)	(623)

Income (loss) before taxes	1,686	(263)	520	5,451	1,411	350
Income tax
Current	(136)	(528)	(359)	(827)	(1,564)	(388)
Deferred	(2,768)	679	(50)	577	2,398	595

Net income (loss) for the period	(1,218)	(112)	111	5,201	2,245	557

Net income (loss) attributable to noncontrolling interest	(2)	(7)	101	126	455	113
Net income (loss) attributable to Companhia Siderúrgica Nacional	(1,213)	(105)	10	5,075	1,789	444
Basic earnings per common share	(0.89461)	(0.07443)	0.00757	3.69498	1.29632	0.32161
Diluted earnings per common share	(0.89461)	(0.07443)	0.00757	3.69498	1.29632	0.32161

40550.00004

	As of December 31,
Balance Sheet Data:	2015	2016	2017	2018(2)	2019(3)	2019(1)
	(in million of R$)					(in million of US$, except per share data)
Current assets	16,431	12,445	11,881	12,014	12,726	3,157
Investments	3,998	4,568	5,499	5,631	3,584	889
Property, plant and equipment	17,826	18,136	17,965	18,047	19,701	4,888
Other assets	9,084	9,005	9,865	11,636	14,858	3,686
Total assets	47,339	44,154	45,210	47,328	50,869	12,620
Current liabilities	5,082	5,497	10,670	11,439	11,620	2,883
Non -current liabilities	35,166	31,272	26,252	25,876	27,887	6,919
Stockholders’ equity	7,091	7,385	8,288	10,013	11,362	2,819
Total liabilities and stockholders’ equity	47,339	44,154	45,210	47,328	50,869	12,620
Paid-in capital (in millions of reais )	4,540	4,540	4,540	4,540	4,540	1,126
Common shares (quantities)	1,388	1,388	1,388	1,388	1,388	1,388
Dividends declared and interest on stockholders’ equity	275	-	-	898	1,023	254
Dividends declared and interest on stockholders’ equity per common share (in reais )(4)	0.20	-	-	0.65	0.74	0.18

_______________________

(1)   Due to the adoption of IFRS 9 and IFRS 15 as of January 1, 2018, which we did not apply retroactively, financial information as of and for the year ended December 31, 2018 may not be comparable with financial information as of and for prior periods. For further information on our adoption of IFRS 9 and IFRS 15, see note 2.w and 2.q, respectively, to our audited consolidated financial statements included elsewhere in this annual report.

(2)   Due to the adoption of IFRS 16 as of January 1, 2019, which we did not apply retroactively, financial information as of and for the year ended December 31, 2019 may not be comparable with financial information as of and for prior periods. For a description of the impact of IFRS 16 on our results of operations, see note 13.a to our audited consolidated financial statements included elsewhere in this annual report.

(3)   Translated solely for the convenience of the reader at the rate of R$4.0307 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2019, as reported by the Central Bank. As of March 31, 2020, the U.S. dollar selling rate was R$5.199 to US$1.00, as reported by the Central Bank.

(4)   Due to the adoption of IFRS 9 and IFRS 15 as of January 1, 2018, which we did not apply retroactively, financial information as of and for the year ended December 31, 2018 is not comparable with financial information as of and for prior periods.

	Year ended December 31,
	2017	2018	2019	2019(1)
Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA	(in millions of US$)	(in millions of R$)
Net income (loss)	111.2	5,200.6	2,244.5	556.9
Depreciation/amortization/depletion	1,408.8	1,175.1	1,421.7	352.7
Income tax and social contribution	409.1	250.3	(833.8)	(206.9)
Financial income (expenses)	2,463.6	1,495.6	2,131.2	528.7
EBITDA(2)	4,392.7	8,121.7	4,963.6	1,231.5
Other operating income (expenses)	(177.3)	(2,705.3)	1,903.1	472.1
Equity in results of affiliated companies	(109.1)	(135.7)	(125.7)	(31.2)
Proportionate EBITDA of joint ventures	538.2	568.0	510.1	126.5
Adjusted EBITDA(3)	4,644.4	5,848.7	7,251.0	1,799.0

_______________________

(1)   Translated solely for the convenience of the reader using the U.S. dollar selling rate as reported by the Central Bank of R$4.0307 to US$1.00 as of December 31, 2019. As of March 31, 2020, the U.S. dollar selling rate was R$5.199 to US$1.00, as reported by the Central Bank.

(2)   We calculate EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results from discontinued operations.

(3)   We calculate adjusted EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results of discontinued operations, plus other operating income (expenses), equity in results of affiliated companies and the proportionate EBITDA of joint ventures. EBITDA and adjusted EBITDA are not measures of financial performance recognized under Brazilian GAAP or IFRS and they should not be considered alternatives to net income (loss) as measures of operating performance, or as alternatives to operating cash flows, or as measures of liquidity. EBITDA and adjusted EBITDA are not calculated using a standard methodology and may not be comparable to the definition of EBITDA or adjusted EBITDA, or similarly titled measures, used by other companies.

3B. Capitalization and Indebtedness

Not applicable.

40550.00004

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

According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, Brazil’s gross domestic product, or GDP, grew by 1.0% in 2017, 1.1% in 2018 and 1.1% in 2019, following an economic recession in 2015 and 2016.

These uncertainties, together with a slow economic recovery that Brazil is undergoing and other future developments in the Brazilian economy, may adversely affect us.

40550.00004

Political instability may adversely affect us.

The Brazilian economy has been affected by political events in Brazil, which have also affected the confidence of investors and the public in general.

Brazilian markets have been experiencing heightened volatility due to uncertainties derived from the ongoing Lava Jato investigation and other investigations, which are conducted by the Brazilian Federal Police and the Federal Prosecutor’s Office, and the impact of these investigations on the Brazilian economy and political environment. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies have been convicted of political corruption related to bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies, among others. Profits from these kickbacks allegedly financed the political campaigns of political parties that were unaccounted for or not publicly disclosed, and served to further the personal enrichment of the recipients of the bribery scheme. As a result, a number of politicians and officers of large state-owned and private companies in Brazil have resigned and/or have been arrested and others remain under investigation for unethical and illegal behavior.

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

The Brazilian currency has, during the last decade, experienced frequent and substantial variations compared to the U.S. dollar and other foreign currencies. As of December 31, 2017, the U.S. dollar selling rate was R$3.308 per US$1.00. In 2018 and 2019, the real depreciated against the U.S. dollar and the U.S. dollar selling rate was R$3.8748 per US$1.00 as of December 31, 2018 and R$4.0307 per US$1.00 as of December 31, 2019, as reported by the Central Bank. As of March 31, 2020, the U.S. dollar selling rate was R$5.199 per US$1.00, as reported by the Central Bank, representing a 29% depreciation of the real against the U.S. dollar in 2020 to date.

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

40550.00004

In the event the real depreciates in relation to the U.S. dollar, the cost in reais of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke, will increase. On the other hand, if the real appreciates in relation to the U.S. dollar, it will cause real-denominated production costs to increase as a percentage of total production costs and cause our exports to be less competitive. We have a total U.S. dollar-denominated or -linked indebtedness of R$16,558 million, which represents 59% of our total indebtedness, as of December 31, 2019.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. Inflation as measured by the national broad consumer price index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, was 3.0%, 3.8% and 4.3% in 2017, 2018 and 2019, respectively, and (0.5)%, 7.5% and 7.3%, respectively, as measured by the general market price index (Índice Geral de Preços do Mercado), or IGP-M.

The base interest rate for the Brazilian banking system is the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia) rate, or SELIC rate. As of December 31, 2017, 2018 and 2019, the SELIC rate was 7.00%, 6.50% and 4.5%, respectively.

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

Further, crises in world financial markets, such as in 2008, as well as global economic challenges as of the date of this annual report deriving from the outbreak of the new coronavirus, or COVID-19, and government measures to contain it, could affect investors’ views of securities issued by companies that operate in emerging markets. These developments could adversely affect the trading price of our common shares and the ADSs, and could also make it more difficult for us to access the capital markets and finance our operations on acceptable terms, or at all.

Risks Relating to Us and the Industries in Which We Operate

We are exposed to substantial changes in the demand for steel and iron ore, which significantly affect the prices of our products and may adversely affect us.

The steel and mining industries are highly cyclical, both in Brazil and abroad. The demand for steel and mining products and, thus, the financial condition and results of operations of companies in these industries, including us, are generally affected by macroeconomic fluctuations in the world economy and the economies of steel-producing countries, including trends in the automotive, construction, home appliances and packaging industries, as well as other industries which rely on steel distributors. A worldwide recession, an extended period of below-trend growth in developed countries or a slowdown in the emerging markets that are large consumers of our products (such as the domestic Brazilian market for our steel products and the Chinese market for iron ore) could sharply reduce demand for our products. In addition, flat steel competes with other materials that may be used as substitutes, such as aluminum (particularly in the automotive and packaging industry), cement, composites, glass, plastic and wood. Government regulatory initiatives mandating the use of such materials in lieu of steel, whether for environmental or other reasons, as well as the development of other new substitutes for steel products, could also significantly reduce market prices and demand for steel products and thereby reduce our cash flow and profitability. In addition, public health epidemics such as the outbreak of COVID-19 could materially and adversely affect global macroeconomic conditions and, consequently, the demand for steel and iron ore. Any material decrease in demand or increase in supply for steel and iron ore in the domestic or export markets served by us could have a material adverse effect on us.

40550.00004

Prices charged for iron ore are subject to volatility. International iron ore prices may decrease significantly and have a material and adverse impact on us or require us to suspend certain of our projects and operations.

Our iron ore prices are based on a variety of pricing terms, which generally use market price indices as a basis for determining customer prices. Our prices for and revenues from iron ore are consequently volatile, which may adversely affect us. In 2019, average iron ore prices increased 34.5% to US$93.4/dmt, from US$69.5/dmt in 2018. In 2018, average iron ore prices decreased 2.6% to US$69.5/dmt, from US$71.3/dmt in 2017, according to the average Platts IODEX (62% Fe CFR China). On March 30, 2020, the index was US$82.55/dmt. A decrease in market prices for iron ore may require us to change the way we operate or, depending on the magnitude of price decreases, even to suspend certain of our projects and operations and impair certain assets, which could adversely affect us.

Adverse economic conditions in China and an increase in global iron ore production capacity could have a negative impact on us.

China has been the main driver of global demand for minerals and metals over the past years, effectively driving global prices for iron ore and steel. In 2019, China accounted for 71% of the global seaborne iron ore trade and 74% of our iron ore export sales were to the Asian market, mainly China. China is also the largest steel producer in the world, accounting for approximately 53% of the global steel production in 2019.

A contraction of China’s economic growth could result in lower global demand for iron ore and steel and increase the global steel industry’s over-capacity, which would materially and adversely affect companies in the industry, including us. Poor performance in the Chinese real estate sector and low investments in infrastructure, two of the largest markets for carbon steel in China, could also negatively affect us. China’s GDP increased 6.1% in 2019, as compared to 6.6% in 2018 and 6.8% in 2017.

In addition, the ramp-up of projects started in past years by major iron ore suppliers could affect seaborne iron ore prices and adversely affect us. Moreover, the recent upsurge in iron ore prices could also stimulate high cost producers to resume operations, expanding our supply base, which may adversely affect us.

We may not be able to adjust our mining production volume in a timely or cost-efficient manner in response to changes in demand.

Revenues from our mining business represented 23%, 25% and 39% of our total net revenues in 2017, 2018 and 2019, respectively. Operating at significant idle capacity during periods of weak demand may expose us to higher unit production costs since a significant portion of our cost structure is fixed in the short-term due to the high capital intensity of mining operations. In addition, efforts to reduce costs during periods of weak demand could be limited by labor regulations or labor or government agreements.

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

In 2019, raw material costs accounted for 65% of our total steel production costs. Our main raw materials include iron ore, coal, coke, limestone, dolomite, manganese, zinc, tin and aluminum. We depend on third parties for some of our raw material requirements, including importing all of the coal required to produce coke. In addition, we require significant amounts of energy, in the form of natural gas and electricity, to power our plants and equipment.

40550.00004

Any prolonged interruption in the supply of raw materials, natural gas, or electricity, or substantial increases in their prices, could materially and adversely affect us. Interruptions and price increases could result from changes in laws or trade regulations, the availability and cost of transportation, suppliers’ allocations to other purchasers, interruptions in production by suppliers and/or accidents or similar events on suppliers’ premises or along the supply chain. In addition, public health epidemics such as the outbreak of COVID-19 could adversely affect global macroeconomic conditions and, consequently, the availability and price of raw materials for steel production.

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

In April 2017, the President of the United States, Donald Trump, requested an investigation under Section 232 of the Trade Expansion Act to determine if steel imports are harming national security. As a result of this investigation, in March 2018, U.S. government established the entry in force of Section 232, which imposes an ad valorem tariff of 25% on imported steel. In the same month, prompted by the United States’ adoption of Section 232 measures, the European Union initiated a safeguard investigation into imports of 26 categories of steel products. In February 2019, a definitive E.U. regulation imposed safeguard measures on imports of certain steel products and imposed quotas for the next three years. In the United States, Section 232 subjects us to a quota for exports of slabs, hot and cold-rolled steel sheets, pre-painted corrosion resistant, Al-Zn and tin mill products. In Europe, we are subject to a quota for exports of hot and cold-rolled steel sheets and tin mill products. Because we were already subject to an anti-dumping duty of $53.4 EUR/ton of hot-rolled sheets in Europe, these developments did not affect our hot-rolled sheets exports to Europe.

40550.00004

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

After accidents involving the breaking of upstream mining dams operated by other mining companies in the cities of Mariana and Brumadinho in the state of Minas Gerais, the Brazilian National Mining Agency (Agência Nacional de Mineração), or the ANM, and Brazilian environmental regulatory authorities are applying more stringent environmental licensing requirements for mining project operations, specifically for dams.

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

Further new or more stringent environmental licensing requirements for our project operations, specifically for our dams, could be imposed on us. In addition, environmental agencies have intensified the frequency of inspections of tailings dams, including ours. For additional information on mining regulations in Brazil, see “Item 4.B.—Business Overview—Brazil—Mining Regulation.”

40550.00004

We have a high level of indebtedness that could make it more difficult or expensive to refinance our maturing debt and/or incur new debt.

As of December 31, 2019, our total debt outstanding was R$27,967 million, comprising R$5,126 million of short-term debt and R$22,841 million of long-term debt. We had R$1,089 million in cash and cash equivalents as of December 31, 2019. Our planned investments across our business segments will require a significant amount of cash over the course of 2020 and following years. See “Item 4D. Property, Plant and Equipment—Acquisitions and Dispositions.”

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

Our ability to refinance our indebtedness maturing in 2020 and 2021 is subject to market conditions and creditor approvals. In the event conditions are not favorable or approvals are not obtained, we will be required to make significant payments in the next 24 months under our financings, which would adversely affect our financial and cash position and may result in downgrades in our credit ratings.

We cannot assure you that our credit ratings will not be lowered, suspended or withdrawn by the rating agencies.

Our credit ratings are limited in scope, and do not address all material risks relating to an investment in our common shares or ADSs, but rather reflect only the views of the rating agencies at the time the ratings are issued. These ratings may affect the cost and other terms upon which we are able to obtain funding and are subject to change due to factors specific to us, trends in the industries we operate or in the credit and capital markets generally. On December 31, 2019, our Fitch, Moody’s and S&P credit ratings were B, B2 and B, respectively. Credit rating agencies regularly evaluate us and their ratings are based on a number of factors, including our financial strength. We cannot assure that credit rating agencies will not downgrade our credit ratings or that credit ratings will remain in effect for any given period of time or not be withdrawn entirely by the rating agencies, if in their judgment circumstances so warrant.

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

In addition, our operations involve the use, handling, storage, discharge and disposal of hazardous substances into the environment. Our mining, steel and cement businesses are generally subject to significant risks and hazards, including fire, explosions, toxic gas leaks, spilling of polluting substances or other hazardous materials, rockfall incidents in mining operations and incidents involving mobile equipment or machinery and accidents involving our tailings dams. Such events could occur by accident or by breach of operating and maintenance standards, and could result in a significant environmental impact, damage to or destruction of our mineral properties and/or production facilities, personal injury or death, delays or suspensions in production, monetary losses and exposure to civil responsibilities, administrative penalties, criminal sanctions and closure orders for non-compliance with these regulations. Failure to comply with our health, safety and environmental standards and risk management programs and procedures may be insufficient to prevent incidents or accidents that could adversely affect us.

40550.00004

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

Our information technology systems are protected by security layers, including security solutions and monitoring processes; however, they may be vulnerable to external factors such as natural disasters, viruses, cyber‑attacks and other security breaches. Any damage or interruption to our information technology systems may adversely affect our results of our business and expose us to fines and litigation.

In 2018, Law No. 13,709/2018, or the Brazilian General Data Protection Law, was enacted to take effect in August 2020 and to change the personal data protection system in Brazil. This law sets forth a new legal framework for the treatment of personal data, including the rights of personal data holders, the legal basis applicable to personal data protection, the requirements to obtain consent, the obligations and requirements related to security incidents, personal data leaks and transfers and the creation of the Brazilian Data Protection Authority, among others. If we fail to adapt our processes to comply with this law, we may be subject to penalties, including mandatory disclosure of our non-compliance, temporary blocking and/or deletion of personal data and fines of up to 2% of our revenue in the last fiscal year, excluding taxes, up to an aggregate amount of R$50.0 million per infraction.

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

We also have an insurance policy covering the operational risks, material damages and loss of profits of the following operations and subsidiaries: Presidente Vargas Steelworks, CSN Mineração S.A., or CSN Mineração, and the container terminal Sepetiba Tecon S.A., or TECON. This policy was renewed with domestic and foreign insurers and reinsurers and is valid until June 30, 2020, with a limited indemnity of US$600 million (for an insured value of US$10.2 billion) and a deductible of US$385 million for material damages and 45 days to loss of profits.

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

40550.00004

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

In addition, the state of Rio de Janeiro, through the State Environment Institute (Instituto Estadual do Ambiente), or INEA, issued a law that requires steel making and cement facilities to present action plans to reduce greenhouse gas emissions when renewing or applying for operational licenses. At the federal level, the environmental national council, (Conselho Nacional do Meio Ambiente), or CONAMA, issued Resolution No. 436/2011 to address air emissions that obliged steel companies to comply with certain emission standards as of December 2018, including adjustments in the filters of plant chimneys. In September 2018, we entered into a TAC with the state of Rio de Janeiro relating to this resolution. Any failure to comply with these or other laws, resolutions and standards may expose us to civil, criminal and administrative liability. The Brazilian government has also established a national policy for solid waste (Política Nacional de Resíduos Sólidos), which provides for strict guidelines for solid waste management and industry targets for reverse logistics as part of the environmental licensing process. Finally, a new regulatory framework for mining operations was issued in June 2018, which may impose stricter regulations on our mining operations, including requests for environmental recovery of areas and investments for the granting of mining concessions.

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

New or more stringent environmental, safety and health standards imposed on us could require increased capital expenditures, additional legal preservation areas within our properties or modifications to our operating practices or projects. For further information on environmental regulations and claims, see “Item 4.B.—Business Overview—Governmental Regulation and Other Legal Matters.”

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

40550.00004

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

We operate in a global environment and our activities straddle multiple jurisdictions and complex regulatory frameworks subject to enforcement worldwide. Our governance and compliance procedures may not prevent breaches of law, accounting and/or governance standards applicable to us, and we may be unable to identify wrongdoing or improper activities by members of our management, employees or third parties. We may be subject to breaches of our Code of Ethics, business conduct protocols and to instances of fraudulent behavior, dishonesty and unlawful conduct by members of our management, employees, contractors or other agents, which could subject us to fines, loss of our operating licenses and reputational harm, as well as other penalties, which may materially and adversely affect us.

We may fail to maintain an effective system of internal controls, which could prevent us from timely and accurately reporting our financial results.

Our internal controls over financial reporting may not prevent or detect misstatements in a timely manner due to inherent limitations, including human error, circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including implementing new or improved required controls, we could fail to meet our financial reporting obligations, which could trigger a default under some of our agreements. In this regard, and in connection with management’s evaluation of the effectiveness of our internal control over financial reporting, we concluded that, as of December 31, 2019, our internal control over financial reporting is effective.

Some of our operations depend on joint ventures, jointly controlled entities, consortia and other forms of cooperation, and our business could be adversely affected if our partners fail to observe their commitments.

We currently operate parts of our business through joint ventures, strategic alliances and consortia with other companies. We have, among others: (i) established a strategic alliance with an Asian consortium at our controlled investee CSN Mineração to mine iron ore; (ii) a joint venture with other Brazilian steel and mining companies at MRS Logística S.A., or MRS, to explore railway transportation in the Southeastern region of Brazil; (iii) a joint venture with certain Brazilian governmental entities at Transnordestina Logística S.A., or TLSA, to explore railway transportation in the Northeastern region of Brazil; (iv) a joint venture with Engie Brasil Energia S.A. and Companhia de Cimento Itambé, or Itambé, at Itá Energética S.A., or ITASA, to produce electricity; and (v) a consortium with L.D.R.S.P.E Geração de Energia e Participações, Aliança Geração de Energia S.A. (union of Vale S.A., or Vale, and CEMIG Geração e Transmissão S.A.), or Aliança, and AngloGold Ashanti Córrego do Sítio Mineração S.A., or AngloGold, at Igarapava hydroelectric facility to produce electricity.

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

40550.00004

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

40550.00004

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

Certain judicial or administrative proceedings may adversely affect our shareholders and holders of the ADSs, specifically their receipt of dividends. In August 2018, a federal court of tax enforcement blocked our distribution of an extraordinary dividend in the amount of R$890.0 million due to ongoing tax proceedings we are party to, which decision was reversed in December 2018 through an injunction filed by us. The case is pending final judgment.

40550.00004

The outbreak of communicable diseases such as the ongoing COVID-19 outbreak on a global scale may affect investment sentiment, cause operational disruptions and result in sporadic volatility in global markets.

The outbreak of communicable diseases such as the ongoing COVID-19 outbreak on a global scale may affect investment sentiment, cause operational disruptions and result in volatility in global markets, potentially affecting the global and local economy and outlook. The spread of this virus has caused certain business, market and travel disruption and has resulted in government measures shutting down certain operations and restricting travel.

In the event the spread of COVID-19 continues, its consequences are likely to materially and adversely affect the global economy and the financial markets, consequently affecting our clients, our suppliers and us. Quarantines and government measures may restrict certain economic activities in affected regions globally, including Brazil, resulting in reduced business volume, disrupted production and operations and temporary closures of our or other companies’ facilities.

There is uncertainty regarding the duration of disruptions deriving from the spread of COVID-19, the extent of government intervention or other measures and economic effects on the stock market, foreign exchange rates, unemployment rates, interest rates and otherwise. The extent to which the spread of COVID-19 will affect us depends on future developments that are highly uncertain and cannot be predicted as of the date of this annual report.

The effect of any discontinuation or replacement of the LIBOR may adversely affect us.

The U.K. Financial Conduct Authority announced in July 2017 that it intends to no longer compel banks to submit rates for the calculation of the London interbank offered rate, or LIBOR, after 2021. To mitigate any possible impact, various regulators have proposed alternative reference rates. As of December 31, 2019, we had R$2,564 million of LIBOR-indexed financings maturing after 2021. We cannot predict the effect of any discontinuation or replacement of the LIBOR at this time and, consequently, we cannot assure you that these changes will not have an adverse effect on us.

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

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our common shares underlying the ADSs in Brazil, which allows the custodian to convert dividends and other distributions with respect to the common shares into non-Brazilian currency and remit the proceeds abroad. Pursuant to CMN Resolution No. 4,373, in order for an investor to surrender ADSs for the purpose of withdrawing the shares represented thereby and be entitled to trade the underlying shares directly on the B3, the investor is required to appoint a Brazilian financial institution duly authorized by the Central Bank and the CVM to act as its legal representative, who shall be responsible, among other things, for keeping and updating the investors’ certificates of registrations with the Central Bank. If you surrender ADSs and withdraw common shares you may be subject to a less favorable tax treatment on gains with respect to these investments. Moreover, if such representatives fail to obtain or update the relevant certificates of registration, investors may incur in additional expenses or be subject to operational delays which could affect their ability to receive dividends or distributions relating to the common shares or the return of their capital in a timely manner. The custodian’s certificate of registration or any foreign capital registration directly obtained by such holders may be affected by future legislative or regulatory changes, and we cannot assure such holders that additional restrictions applicable to them, the disposition of the underlying common shares or the repatriation of the proceeds from the process will not be imposed in the future. For a more complete description of Brazilian tax regulations, including any potential risks regarding the possibility that the sale or disposition of ADSs by a Non-Brazilian Holder may be subject to capital gains tax in Brazil, see “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

40550.00004

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented 58.9% of the aggregate market capitalization of the B3 S.A. – Brasil, Bolsa, Balcão, or the B3, as of December 31, 2019.

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

40550.00004

The trading price of the ADSs increased in 2019 and, as of December 31, 2019, presented a variation of 55% as compared to their trading price as of December 31, 2018.

Item 4. Information on the Company

4A. History and Development of the Company

Companhia Siderúrgica Nacional is a Brazilian corporation (sociedade por ações) incorporated in 1941 pursuant to a decree of Brazilian president Getúlio Vargas. The Presidente Vargas Steelworks, located in the city of Volta Redonda, in the state of Rio de Janeiro, began its production of coke, pig iron and steel products in 1946, when we also incorporated the Casa de Pedra Mine, located in the city of Congonhas, state of Minas Gerais, and the Arcos Mine, located in the city of Arcos, state of Minas Gerais. The Casa de Pedra Mine assures us self-sufficiency in iron ore and the Arcos Mine provides limestone and dolomite.

We were privatized through a series of auctions held in 1993 and early 1994, through which the Brazilian government sold its 91% ownership interest.

Between 1993 and 2002, we implemented a capital improvement program aimed at increasing our annual production of crude steel, improving the quality of our products and enhancing our environmental protection and cleanup programs. As part of these investments, since February 1996, all our production involves continuous casting, which requires lower energy use and results in decreased metal loss as compared to ingot casting. From 1996 until 2002, we invested the equivalent of US$2.4 billion in our capital improvement program and on maintaining our operational capacity, culminating with the renovation of our Blast Furnace No. 3 at the President Vargas Steelworks, or Blast Furnace No.3, and Hot Strip Mill No. 2 in 2001.

In 2007, we started to sell iron ore in the seaborne market. Today, we, through our controlled company CSN Mineração, are an important exporter of iron ore, drawing from the high quality iron ore reserves in the Casa de Pedra and Engenho mines, located in the state of Minas Gerais. CSN Mineração holds the concession to operate the Terminal de Carvão, or TECAR, a solid bulks terminal located in Itaguaí Port in the state of Rio de Janeiro, through which CSN Mineração exports iron ore and imports coal and coke.

In 2009, we entered the cement market with our first grinding mill, next to the Presidente Vargas Steelworks in Volta Redonda, Rio de Janeiro, taking advantage of the synergies of the cement business with our steel business.

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

In 2019, investments of approximately R$250 million in the maintenance of Blast Furnace No. 3 increased its steel production capacity by 500,000 tons per year.

General

We are one of the largest fully integrated steel producers in Brazil and Latin America in terms of crude steel production. We operate throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products. We divide our business into five segments: steel, mining, cement, logistics and energy.

40550.00004

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

Our production process is based on the integrated steelworks concept. Our current annual crude steel capacity and rolled product capacity at Presidente Vargas Steelworks is 5.6 million and 5.1 million, respectively.

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

Since December 2013, we own and operate a plant in Volta Redonda for production of long steel products. The plant consists of an electric arc steelmaking furnace, continuous casting for billets and a hot rolling mill for round section long products – wire rod and rebar.

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

We sold 27.4 million tons, 29.6 million tons and 34.9 million tons of iron ore to third parties in 2017, 2018 and 2019, respectively.

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

40550.00004

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

The main source of the electricity we use is our thermoelectric cogeneration power plant located at Presidente Vargas Steelworks, which is fueled by gas from the steel production process, and has an installed capacity of 235.2 MW. In addition, we hold a 29.5% equity interest in the Itá hydroelectric facility in the state of Santa Catarina, through a 48.75% equity interest in ITASA and a 17.9% equity interest in the Igarapava hydroelectric facility in the state of Minas Gerais. Through these equity interests, we have secured 188 MW in annual power supply for our operations. In 2014, we installed a new turbine generator at Presidente Vargas Steelworks, which added 21 MW to our installed capacity. This turbine uses gases from the iron-making process to generate energy.

Other Information

Our legal and commercial name is Companhia Siderúrgica Nacional. We are organized under the laws of the Federative Republic of Brazil with head offices located at Av. Brigadeiro Faria Lima, 3400, 19th and 20th floors, Itaim Bibi, São Paulo, Brazil, CEP 04538-132, and our telephone number is +55 (11) 3049-7100. Our agent for service of process in the United States is Cogency Global Inc., located at 10 E. 40th Street, 10th Floor, New York, New York 10016. Our website is www.csn.com.br. The U.S. Securities and Exchange Commission, or the SEC, maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including our filings, at http://www.sec.gov.

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

Profitable mining business. We have invested significantly in our mining business, placing us in a prominent position among the world’s leading iron ore players. Further mining expansions will enable us to expand our product portfolio and total output, increasing our presence in seaborne markets.

We have high-quality iron ore reserves in Casa de Pedra, Engenho, Fernandinho and other mines, all located in the state of Minas Gerais. Our mining activities are an important contributor to our EBITDA. We sold 32.6 million tons in 2017, 34.8 million tons in 2018 and 38.5 million tons in 2019 of iron ore. Our mining business also includes TECAR, a solid bulks terminal at Itaguaí Port in the state of Rio de Janeiro, with a capacity to handle 42 million tons per year, and the Bocaina mine, located in the city of Arcos in the state of Minas Gerais, which produces dolomite and limestone, as well as our subsidiary ERSA, which mines and casts tin.

40550.00004

In 2015 and 2016, we implemented cost reduction measures, which, along with the depreciation of the real, reduced our production costs at the Casa de Pedra mine from US$15.75/ton in 2017 to US$14.58 in 2018 and US$14.68 in 2019.

Thoroughly developed transport infrastructure. We have a thoroughly developed transport infrastructure, connecting our iron ore mines to our steel mills and to the port terminals we operate. Our Presidente Vargas Steelworks facility is located next to railway and port systems, which facilitates its supply of raw materials, product shipments and access to our main clients. Our steelworks are close to the main steel consumer centers in Brazil, with easy access to port facilities and railways. The concession for the main railway we use and operate is owned by MRS, in which we hold, directly and indirectly, a total of 34.94% (or 37.27% before non-controlling interest) ownership interest. The railway connects our Casa de Pedra mine to the Presidente Vargas Steelworks and to our terminals at Itaguaí Port, which handle our iron ore exports and most of our steel exports, as well as our imports of coal and metallurgical coke. Since the construction of MRS’s railway in 1996, it has significantly improved its productivity and developed its business, with increased cash generation.

Energy generation. We generate power through our hydroelectric facilities of Itá and Igarapava, as well as our thermoelectric plant located inside Presidente Vargas Steelworks, which allow us to benefit from reduced energy tariffs. We sell excess energy we generate in the energy market on a spot basis. Our 256.2 MW thermoelectric cogeneration plant provides Presidente Vargas Steelworks with approximately 60% of its energy needs for its steel mills, and uses as its primary fuel the waste gases generated by our coke ovens, blast furnaces and steel processing facilities. We hold a 29.5% equity interest in the Itá hydroelectric facility in the state of Santa Catarina, through a 48.75% equity interest in ITASA, and a 17.9% equity interest in the Igarapava hydroelectric facility. Through these equity interests, we have secured 188 MW in annual power supply for our operations under power purchase agreements at a fixed price per MW hour, adjusted annually for inflation.

Low cost structure. As a result of our fully integrated business model, our thoroughly developed transportation infrastructure and our energy generation, we have been consistently generating high margins compared to peer companies in both the steel and mining segments. Other factors that lead to our low cost structure include the strategic location of our steelworks facility along with our low-cost, skilled workforce.

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

Strong presence in domestic market and strategic international exposure for steel products. We have a strong presence in the Brazilian market for steel products, with a market share of approximately 27% of the domestic flat steel market. In addition, through our international subsidiaries we sell our flat steel products in the United States and in Europe, which sales accounted for approximately 14% of our total flat steel sales in 2019. Direct exports accounted for 2% of our total sales in 2019. In 2012, we acquired SWT, a long steel producer in Germany with annual production capacity of approximately 1.1 million tons of steel profiles, strengthening our steel products mix and geographical diversification. In 2018, SWT accounted for 17% of our total sales, representing 791,000 tons.

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

40550.00004

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

In addition to our bulk terminal TECAR, our TECON container terminal has a capacity of 440,000 containers per year.

In terms of railways, we are developing the Transnordestina Logística project, which focuses on iron ore, agricultural commodities, gypsum and fuel. We also plan to invest in increased efficiency and capacity in the South of Brazil through our participation in MRS.

40550.00004

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

40550.00004

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

40550.00004

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

Quality Management System

We maintain a quality management system that is certified to comply with the International Standardization Organization, or ISO, 9001:2015 standard and the automotive industry’s Technical Specification IATF 16949:2016. ISO 9001:2015 is for the design and manufacture of slabs, blooms, billets, hot-rolled flat, pickled and oiled, cold-rolled and galvanized steel, tin mill products and long steel products and IATF 16949:2016, third edition, is for the manufacture of hot-rolled flat, pickled and oiled steel products, cold-rolled and galvanized steel products. In 2019, we implemented the initial steps to obtain a Global Food Safety Initiative (GFSI) recognized certification, joining the GFSI Global Markets Program for the manufacture of tinplate and chromium (tin free steel) by means of electrolytic processes to supply material for production in the food and beverage packaging segments.

Production Output

The following table sets forth the annual production of crude steel in Brazil and by us and the percentage of Brazilian production attributable to us for the periods indicated:

Crude Steel Production	Brazil	CSN	CSN % of Brazil
	(in millions of tons)
2019	32.2	2.8	8.7%
2018	34.7	4.0	11.5%
2017	34.3	4.2	12.2%
Source: Brazilian Steel Institute (Instituto Aço Brasil), or IABr.

The following table presents selected operating statistics for the periods indicated:

Certain Operating Statistics
	2017	2018(1)	2019
	(in millions of tons)	(in millions of tons)	(in millions of tons)
Production of:
Molten Steel	4.3	4.1	2.9
Crude Steel	4.2	4.0	2.8
Hot-Rolled Coils and Sheets	3.9	4.0	3.4
Cold-Rolled Coils and Sheets	2.5	2.8	2.3
Galvanized Products	1.8	1.7	1.5
Tin Mill Products	0.5	0.5	0.4

_______________________

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

40550.00004

Iron Ore

We are able to obtain the majority of our iron ore requirements from our Casa de Pedra and Engenho mines located in the state of Minas Gerais. The only iron ore product which we buy from third parties is pellet. For a description of our iron ore segment see “—Our Mining Segment.”

Coal

In 2019, our metallurgical coal consumption was 1.52 million tons. Metallurgical coal includes coking coal and PCI coal, which is a lower grade coal injected into blast furnaces, in pulverized form, to reduce coke consumption. The PCI system reduces our need for imported coke, thereby reducing production costs. Our total PCI coal consumption in 2019 was 0.23 million tons, all of which was imported. The sources of the hard coking coal consumed in our plants in 2019 were: United States (69.3%), Australia (19.8%), Mozambique (5.2%), Canada (5.2%), Russia (0.5%) and for PCI: Russia (100.0%).

Coke

In 2019, in addition to the approximately 0.926 million tons of coke we produced, we also consumed 0.751 million tons of coke bought from third parties in China, Australia, India and Colombia, which represented a decrease of 20.6% as compared to our consumption in 2018.

Limestone and Dolomite

Our Bocaina Mine is located in the city of Arcos, in the state of Minas Gerais, and has been supplying, since the early 1970s, limestone (calcium carbonate) and dolomite (dolomitic limestone) to our Presidente Vargas Steelworks in Volta Redonda. These products are used in the process of sintering and calcination. Arcos has one of the largest and highest quality reserves of limestone in the world, which is used in the production of various products, including clinker and cement.

The annual production of limestone and dolomite for our steelworks is approximately 4.4 million tons.

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

Aluminum, Zinc and Tin

Aluminum is mostly used for steelmaking. Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate. We typically purchase aluminum and tin from third-party domestic suppliers and zinc from third-party domestic and international suppliers under one year contracts. We purchase part of our tin from our subsidiary ERSA. We maintain approximately 16, 20 and 17 days’ inventory of tin, aluminum and zinc, respectively, at the Presidente Vargas Steelworks.

Other Raw Materials

In our production of steel, we consume, on an annual basis, significant amounts of spare parts, refractory bricks and lubricants, which we generally purchase from domestic suppliers.

40550.00004

We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas Steelworks. These gases are supplied by a third-party under a long-term contract from gas production facilities located on the Presidente Vargas Steelworks site.

In 2019, we used 459,281 tons of oxygen to produce 2.9 million tons of crude steel.

Water

We require large quantities of water in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool, carry waste, help produce and distribute heat and power and dilute liquids. Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda. Over 92.9% of the water used in the steelmaking process is recirculated and the balance, after careful processing, is returned to the Paraíba do Sul River. Since March 2003, the Brazilian government has imposed a monthly tax for our use of water from the Paraíba do Sul River, based on an annual fee of approximately R$2.527 million.

Electricity

Steelmaking requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units. In 2019, our Presidente Vargas Steelworks consumed approximately 2.60 million MWh of electric energy.

Our main source of electricity is our thermoelectric co-generation power plant at the Presidente Vargas Steelworks, which is fueled by gases from the steel production process, with 235.2 MW of installed capacity. In addition, we hold a 29.5% equity interest in the Itá hydroelectric facility in the state of Santa Catarina, through a 48.75% equity interest in ITASA and a 17.9% equity interest in the Igarapava hydroelectric facility. Through these equity interests, we have secured 188 MW in annual power supply for our operations under power purchase agreements at a fixed price per MW hour, adjusted annually for inflation.

In 2014, we installed a new turbine generator at the Presidente Vargas Steelworks, which added 21 MW to our existing installed capacity. This turbine is located near our blast furnace and uses outlet gases from our iron production to generate energy.

Natural Gas

The market for natural gas is strongly correlated with the electricity market and we consume both natural gas and electricity, mainly in our hot strip mill. Companhia Estadual de Gás do Rio de Janeiro S.A., or CEG Rio, which was privatized in 1997, is currently our major source of natural gas. To secure natural gas supply, in 2007, we signed a five-year “take-or-pay” agreement with CEG Rio, pursuant to which we committed to acquire at least 70% of the gas volume it provides. If we do not acquire this minimum volume, we may compensate the difference in amount paid in future years up to one year after the contract’s termination. The agreement’s term is until June 30, 2020 and we are negotiating a new agreement. In 2019, the Presidente Vargas Steelworks consumed 453.5 million cubic meters of natural gas.

Diesel Oil

In January 2017, we entered into agreements with Companhia Brasileira de Petróleo Ipiranga, or Ipiranga, to receive diesel oil in order to supply our equipment in our mining plants in the state of Minas Gerais, which provide the iron ore, dolomite and limestone used in our steel plant in Volta Redonda.

In 2019, our diesel oil consumption was 64,920 kiloliters, used to produce 32,089 million tons of iron ore, for which we paid R$155.2 million.

Suppliers

We acquire our inputs in Brazil and abroad. Aluminum, zinc, tin, spare parts, refractory bricks, lubricants, oxygen, nitrogen, hydrogen and argon are the main inputs we acquire in Brazil. Coal and coke are the only inputs we acquire abroad.

In 2017, 2018 and 2019, we consumed 60,346 tons, 19,477 tons and 678,118 tons, respectively, of third party slabs.

40550.00004

Our main raw materials suppliers are set forth below:

Main Suppliers	Raw Material

Ternium	Slabs
BHP, Contura, Carbo One Limited, Vale, Warrior and Trafigura	Coal
CI Milpa, Sinochem, Noble and Trafigura	Coke
Ibrame, Latasa, and Nova Metais	Aluminum
Votorantim Metais, Reciclyn, Zinco Ligas, Latasa and Trafigura	Zinc
ERSA and Melt Metais	Tin
Sotreq, Minas Máquina, Komatsu, Inova and WLM	Spare parts
RHI Magnesita, Vesuvius and Saint Gobain	Refractory bricks
Ipiranga and Cosan	Lubricants

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

The annual production capacity of steel at the Presidente Vargas Steelworks is 5.2 million tons.

Downstream Facilities

CSN Paraná

Our CSN Paraná branch produces and supplies plain regular galvanized products, Galvalume® products and pre-painted steel products for the automotive, construction and home appliance industries. The plant has an annual capacity of 295,000 tons of galvanized products and Galvalume® products, 131,000 tons of pre-painted products, which can use cold-rolled or galvanized steel as substrate, service capacity of 150,000 tons of sheets and narrow strips, and 384,000 tons of pickled hot-rolled coils in excess of the coils required for the coating process.

CSN Porto Real

Our CSN Porto Real branch produces and supplies plain regular galvanized, Galvanew® and tailored blanks mainly for the automotive industry. The plant has an annual capacity of 350,000 tons of galvanized products, including Galvanew® products, and 354,000 tons of tailored blanks, sheets and narrow strips, which can use cold-rolled or galvanized steel as a substrate.

Prada

We have a 99.99% ownership interest in Companhia Metalúrgica Prada. Established in 1936, Companhia Metalúrgica Prada is the largest Brazilian steel can manufacturer and has an annual production capacity of over one billion cans in its five industrial facilities located in the states of São Paulo, Minas Gerais, Rio de Janeiro and Rio Grande do Sul and in the city of Brasília. We are the only Brazilian producer of tin plate, which is Companhia Metalúrgica Prada’s main raw material, making it one of our most important customers. Companhia Metalúrgica Prada has important clients in the food and chemical industries, including packages of vegetables, fish, dairy products, meat, aerosols, infant nutrition and other business activities.

Prada Distribuição is one of the leaders in the Brazilian distribution market for steel products with 600,000 tons per year of installed processing capacity. Prada Distribuição has two steel service centers and five distribution centers strategically located in the Southeast region of Brazil. The service centers are located in the city of Mogi das Cruzes, in the state of São Paulo, and in the city of Valença, in the state of Rio de Janeiro. Its product mix also includes sheets, slit coils, sections, tubes and roofing in standard or customized format, according to clients’ specifications. Prada Distribuição processes the entire range of products produced by us and services 4,000 customers annually from the civil construction, automotive and home appliances sectors, among others.

40550.00004

Lusosider, Aços Planos, S.A.

We own indirectly 99.99% of Lusosider Aços Planos S.A., or Lusosider, a flat steel processing facility located in Seixal, near Lisbon, Portugal. Lusosider has the capacity to produce approximately 105,000 tons of hot-rolled pickled coils, 36,000 tons of cold-rolled steel products and 276,000 tons of galvanized steel products per year. Its main customers include service centers and tube making industries.

CSN Distribuição

We have two service centers, one located in the city of Camaçari, in the state of Bahia and one in the city of Jaboatão dos Guararapes, in the state of Pernambuco, to support sales in the Northeastern and Northern regions of Brazil. We also have a distribution center in the city of Canoas, in the state of Rio Grande do Sul, to support sales in the Southern region of Brazil.

Long Steel Mills

SWT

In February 2012, we acquired SWT in Germany, which marked our entry into the long steel market. SWT specializes in the production of profiles, including IPE (European I Beams) and HE (European Wide Flange Beams) sections, channels and UPE (Channels with Parallel Flanges) sections and steel sleepers. In total, SWT produces more than 200 types of sections according to different German and international standards.

SWT’s Production Output

	2017	2018	2019

Production of:
Beam Blank (Crude Steel)	862	871	844
Long Steel (Finished Products)	801	818	789

Raw Materials and Suppliers

Raw Materials and Energy Requirements

The main raw material we use in our long steel production is scrap. In addition, we require electricity, natural and technical gases and ancillary materials like ferroalloys, lime, dolomite and foaming coal.

Scrap

Our scrap consumption in 2019 was 0.94 million tons, as compared to 0.98 million tons in 2018, and accounted for approximately 61% and 63% of our production costs in 2019 and 2018, respectively. We are able to obtain approximately 70% of our scrap needs from within a 250 km vicinity of our production facilities.

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

40550.00004

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

Electricity and Natural Gas

Steelmaking also requires significant amounts of electricity and natural gas, for which we have supply contracts. Under normal conditions, we consume approximately 470 GWh of electric energy and 410 GWh of natural gas.

Suppliers

We acquire the inputs necessary for the production of our products in Germany and other countries.

Our main raw materials suppliers are set forth below:

Main Suppliers	Raw Material

Scholz, TSR	Scrap
RWE Supply & Trading GmbH	Electric energy
Total Energie Gas GmbH	Natural gas
Refractories Site Service GmbH	Refractory
Graftec, W.A.S., SHOWA DENKO	Electrodes
Siemens, Schneider, Voith	Spare parts
Irle, Walzengießerei Coswig	Rolls

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

40550.00004

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

Production Output

Certain Operating Statistics
(in thousands of tons)	2017	2018	2019
Production of:
Billets (Crude Steel)	211	203	229
Long Steel (Finished Products)	202	199	224

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

Our iron ore at Casa de Pedra is currently excavated by a fleet of hydraulic shovels and wheel loaders and then hauled by a fleet of trucks with an installed annual run of mine capacity of approximately 120 million tons. The iron ore is then processed in our treatment facilities, which have an installed capacity of 33 million tons of products per year (a sum of the central plant, mobile plants and Pires treatment facilities). At Casa de Pedra mine and the Pires complex, we use electrical power provided by hydroelectric facilities.

40550.00004

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

This mining facility has an installed annual production capacity of approximately 12.0 million tons and has sufficient limestone and dolomite reserves to adequately supply our steel production, at current levels, for approximately 37 years.

40550.00004

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

Casa de Pedra

Our mining rights for Casa de Pedra include the mine, a beneficiation plant, roads, a loading yard and a railway branch and are duly registered with the ANM. The ANM has also granted us easements in 19 mine areas located in the surrounding region, which are not currently part of Casa de Pedra mine.

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

Mineral Reserves

The following table sets forth information on the type of mine, period of operation, projected exhaustion dates and percentage of our interest for each of our mines:

Mine	Type	Operating since	Projected exhaustion date	CSN % interest
Iron:
Casa de Pedra (Congonhas, Minas Gerais)	Open pit	1913	2040	87.52
Engenho (Congonhas, Minas Gerais)	Open pit	2007	2040	87.52
Fernandinho (Itabirito, Minas Gerais)	Open pit	2007	2039	100

Limestone and Dolomite:
Bocaina (Arcos, Minas Gerais)	Open pit	1946	2057	100
Tin:
Santa Barbara (Itapuã do Oeste, Rondônia)	Open pit	1950	2054	100

We calculate our estimates of proven and probable reserves and other mineral deposits at our mines in accordance with the technical definitions contained in the SEC’s Industry Guide 7, and estimates of mine life described in this annual report are derived from these reserve estimates. The mineralized material disclosed refers to the entire mines, and not just to our proportional interest in the mines.

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

40550.00004

The following table sets forth our estimates of proven and probable reserves and other mineral deposits at our mines reflecting the results of reserve studies:

Proven and Probable Reserves(1)
Mine Name and Location	Audited Reserves		Ore Tonnage(2)		Grade(3)	Rock Type	Recoverable Product(4)
	(in millions of tons)		(in millions of tons)				(in millions of tons)
	Proven(5)	Probable(6)	Proven(5)	Probable(6)
Iron:
Casa de Pedra (Congonhas, Minas Gerais)	1,043	1,662	856	1,662	41.36%	Hematite (7%) Itabirite (93%)	1,390
Engenho (Congonhas, Minas Gerais)	108	209	101	209	39.48%	Hematite (3%) Itabirite (97%)	160
Fernandinho (Itabirito, Minas Gerais)					40.21%	Itabirite (100%)
Limestone and Dolomite:
Bocaina (Arcos, Minas Gerais)	271	0.2	271	0.2	50.59% CaO 16.82% MgO	Limestone (94.74%) Dolomite (5.26%)	280

_______________________

(1)   Reserves means the part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. We do not have reserve audits for the Fernandinho mine. The reserves for the Casa de Pedra and Engenho mines were audited in December 2014 and we have reduced the amount of proven reserves by our annual production since then.

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

The metallurgical recovery factor is the percentage of iron in the ore delivered to the processing plant that is recovered by the metallurgical process. In 2019, the metallurgical recovery factor obtained by Casa de Pedra’s concentration plant was 81.4%. In addition to the flotation plant, we have three magnetic separation plants that achieved metallurgical recovery factors of 66.3%, 55.6% and 22.9%. Since 2019, the Pires plant has operated through a dry process and its metallurgical recovery factor is 100%.

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

40550.00004

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

Snowden accepts as appropriate the estimates regarding proven and probable reserves made by us, totaling 2,704 million tons of iron ore, as of December 31, 2014, at a grade of 41.36% Fe and 36.46% SiO2. This new estimate of our iron ore reserves at Casa de Pedra is significantly larger than our estimate of 1,631 million tons, contained in an appraisal report prepared in 2006 by Golder Associates. Over the course of the Casa de Pedra mine’s operation, we have executed several drilling campaigns. The last drilling campaign was in 2014, and we had drilled more than 92,000 meters by November 2014.

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

Production

Casa de Pedra Mine

The Casa de Pedra facilities are located in the city of Congonhas, in the state of Minas Gerais. The Casa de Pedra mine is located 350 km from the Presidente Vargas Steelworks and supplies iron ore products to our steel mill, as well as for export through the Itaguaí Port. Casa de Pedra’s equipment fleet and treatment facilities have an installed annual ROM capacity of approximately 120 million tons and 40 million tons, respectively.

Pires and Fernandinho Beneficiation Plants

Pires plant is the beneficiation plant of Congonhas Minérios. The plant receives material from Engenho and Casa de Pedra Mines and generates final products such as: lump ore, sinter feed and concentrates.

Fernandinho plant receives material from the Fernandinho mine, located in the city of Itabirito, state of Minas Gerais, and generates sinter feed and fines as final products. In November 2017, we restarted operations in the Fernandinho plant, reclaiming the fine ore piles and producing pellet feed.

40550.00004

The following table sets forth the production volume of iron ore in each of our mines in the last three years:

	Production(1)
	2017	2018	2019
Casa de Pedra(2) (Mt)	26.05	23.40	27.63
Grade(3) (%)	62.1%	62.5%	62.2%
Pires(2) (Mt)	3.87	4.48	4.46
Grade (%)	60.4%	61.2%	60.3%
Fernandinho(2) (Mt)	0.03	0.65	0.61
Grade (%)	61.6%	62.1%	64.7%

_______________________

(1)   In addition to its own production, CSN Mineração also purchased iron ore from third parties. Third party purchase volumes were 3.6 million tons, 7.4 million tons and 6.2 million tons in 2017, 2018 and 2019, respectively.

(2)   Production information considers 100% of the mines.

(3)   Grade is the proportion of metal or mineral present in ore or any other host material.

The following table sets forth our consolidated sales in the periods presented:

	2017	2018	2019
Consolidated Sales (Mt)	27.36	29.59	34.89

Dams

The following table sets forth certain information on the dams we operate:

Name of the Dam/Dike	Company / Entrepreneur	Main Use	Substance	Height (m)	Capacity (m³)	Construction Method	Last Certification	Risk	Impact	Status
Casa de Pedra(1)	CSN Mineração	Containment of mining tailings	Iron ore	84.00	65,374,575	Downstream	Sep/19	Low	High	Active
B4	CSN Mineração	Containment of mining tailings	Iron ore	65.00	13,001,821	Upstream	Sep/19	Low	High	Inactive
B5	CSN Mineração	Containment of mining tailings	Iron ore	41.00	5,393,580	Single stage	Sep/19	Low	Medium	Inactive
Pilha da Vila II dike	CSN Mineração	Containment of mining tailings	Gravel	28.00	18,556	Single stage	Sep/19	Low	Medium	Active
Bichento IIIA dike	CSN Mineração	Containment of mining tailings	Gravel	18.60	17,299	Single stage	Sep/19	Low	Low	Active
Esmeril IV dike	CSN Mineração	Containment of mining tailings	Gravel	38.55	282,079	Single stage	Sep/19	Low	High	Active
Lagarto dam	CSN Mineração	Containment of mining tailings	Gravel	14.00	210,000	Single stage	Sep/19	Low	High	Active
Poço Fundo dam	CSN Mineração	Containment of mining tailings	Gravel	5.45	12,000	Single stage	Sep/19	Low	High	Active
Vigia auxiliary dam	CSN Mineração	Containment of mining tailings	Iron ore	35.00	3,140,693	Upstream	Sep/19	Low	High	Inactive
B2 dam	Minérios Nacional	Containment of mining tailings	Iron ore	40.00	2,616,466	Upstream	Sep/19	Low	High	Inactive
B2 auxiliary dam(2)	Minérios Nacional	Containment of mining tailings	Iron ore	33.00	8,228,000	Upstream	Sep/19	Low	High	Inactive
Engenho dike	Minérios Nacional	Containment of mining tailings	Gravel	13.00	8,821	Single stage	Sep/19	Low	Medium	Active
Vigia dam	Minérios Nacional	Containment of mining tailings	Iron ore	30.00	812,901	Upstream	Sep/19	Low	High	Inactive
Ecológica 1 dam	Minérios Nacional	Containment of mining tailings	Gravel	15.00	41,000	Single stage	Sep/19	Low	High	Active
Ecológica 2 dam	Minérios Nacional	Containment of mining tailings	Gravel	6.50	104,000	Single stage	Sep/19	Low	High	Active
B2 dam	Companhia Siderúrgica Nacional	Water storage and catchment	Dolomite	11.00	398,200	Center line	Sep/19	Low	Low	Inactive
B3 dam	Companhia Siderúrgica Nacional	Containment of limestone	Limestone	11.00	1,065,560	Single stage	Sep/19	Low	Alto	Inactive
PIT-01	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	14.30	4,100,000	Natural dam	Sep/19	Low	High	Active
Taboquinha 01 - Crente	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	18.00	2,941,251	Upstream	Sep/19	Low	Medium	Inactive
Taboquinha 02 - Serra Azul	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	19.00	1,983,201	Upstream	Sep/19	Low	Medium	Inactive
Taboquinha 03	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	16.00	1,708,100	Single stage	Sep/19	Medium	Medium	Inactive
Taboquinha 04	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	16.00	2,253,100	Single stage	Sep/19	Medium	Medium	Inactive
Igarapava	Aliança Geração de Energia S.A.	Hydroelectric	Water	42.10	241,840,000	Soil – concrete face rockfill	Jan/20	Low	High	Active
Itá (dam)	Engie Brasil	Hydroelectric	Water	125.00	5,100,000,000	Concrete face rockfill	Jan/20	Low	High	Active
Itá (dike 1)	Engie Brasil	Hydroelectric	Water	22.00		Compressed soil, upstream protection with riprap rock and downstream protection with grass	Jan/20
Itá (dike 2)	Engie Brasil	Hydroelectric	Water	22.00		Compressed soil, upstream protection with riprap rock and downstream protection with grass	Jan/20
Itá (dike 3)(3)	Engie Brasil	Hydroelectric	Water	29.00		Compressed soil, upstream protection with riprap rock and downstream protection with grass	Jan/20

40550.00004

________________

*      All tailings dams were last certificated in January 2020.

(1)   The Casa de Pedra dam comprises B2, B3 and B6 underwater dams, flooded by its reservoir.

(2)   In regard to B2 auxiliary dam, which stability was not assured and declared in the last report, dated September 2019, Minérios Nacional clarifies that it has been meeting the works schedule regarding the structure’s stabilization, as determined by the designer and independent external audits, and has been carrying out the measures issued by the Prosecutor’s Office of the state of Minas Gerais, as confirmed by an expert report issued by the analyst of the Prosecutor’s Office.

(3)   The dam and dikes (1, 2 and 3) comprise the reservoir of Itá hydroelectric.

Since the accident in 2015 in the city of Mariana, in the state of Minas Gerais, involving the breaking of an upstream mining dam operated by another mining company, we changed our processes to reduce tailings deposits. Moreover, we have invested R$400 million in our dams and operations, and today we have concomitant operations of tailing dams and dry stacking.

In addition, following another accident involving the breaking of an upstream mining dam operated by another mining company in January 2019 in the city of Brumadinho, in the state of Minas Gerais, we have continued to execute our plan for the decommissioning or decharacterization of our six inactive tailings dams.

Our only active tailings dam, Casa de Pedra, was constructed in the downstream method, which provides for enhanced resilience and safety. We do not operate any active upstream tailings dams.

40550.00004

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

Railways

Southeastern Railway System

MRS has a 30-year concession to operate, through the year 2026 and renewable for an equal period of 30 years, Brazil’s Southeastern railway system. As of December 31, 2019, we held 34.94% (or 37.27% before non-controlling interest) of MRS’s total capital. For more information, see “Item 5E. Off-Balance Sheet Arrangements.” The Brazilian Southeastern railway system, with 1,643 km of track, serves the São Paulo - Rio de Janeiro - Belo Horizonte industrial triangle in Southeast Brazil, and links our mines located in the state of Minas Gerais to the ports located in the states of São Paulo and Rio de Janeiro and to the steel mills of CSN, Companhia Siderúrgica Paulista or Cosipa, and Gerdau Açominas. In addition to serving other customers, the railway transports iron ore from our mines at Casa de Pedra in the state of Minas Gerais and coke and coal from Itaguaí Port in the state of Rio de Janeiro to the Presidente Vargas Steelworks and transports our exports to the ports of Itaguaí and Rio de Janeiro. The railway system connects the Presidente Vargas Steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports. Our transport volumes represent approximately 21% of the Brazilian Southeastern railway system’s total volume.

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

In 1997, we were awarded a concession granting the exclusive right to operate cargo transportation at the railway that belonged to Rede Ferroviária Federal S.A., or RFFSA, which we currently call Northeastern Railway System I, effective January 1, 1998, and the preference to operate cargo railway transportation in any new tracks of the Northeastern Railway System that the Brazilian government elected to build.

In 2005, we executed a letter of intent with the Brazilian government (the grantor of this concession) to enable the development of new tracks and certain other improvements of the Northeastern Railway System, in a project called “Nova Transnordestina.” The Nova Transnordestina project discussions resulted in the execution, in 2013 and 2014, of a Term of Adjustment of Conduct (Termo de Ajustamento de Conduta), or TAC, which settled all claims of non-compliance by us with the original concession agreement until 2012, and multiple agreements, including an investment agreement (discussed below) and a new concession, pursuant to which we were granted the right to develop and operate new tracks and the Northeastern Railway System management was divided in two sub-railway systems:

40550.00004

•       Northeastern Railway System I, which is in operation by our subsidiary FTL, encompasses the RFFSA network, covering the stretches between the cities of São Luís – Altos, Altos – Fortaleza, Fortaleza – Souza, Souza – Recife/Jorge Lins, Recife/Jorge Lins – Salgueiro, Jorge Lins – Propriá, Paula Cavalcanti – Cabedelo and Itabaiana – Macau, with 4,238 km of railways, of which 1,191 km are operational and we are negotiating with the National Agency for Ground Transportation (Agência Nacional de Transportes Terrestres), or ANTT, to return the remainder. As of December 31, 2019, we held 92.38% of the capital stock of FTL and its concession extends until 2027, renewable for an additional 30 years. As of December 31, 2019, R$79 million in concession payments were outstanding over the remaining eight years of the concession.

•       Northeastern Railway System II, which is under construction by our jointly controlled investee TLSA, will encompass the new network, covering the stretches between the cities of Eliseu Martins – Trindade, Trindade – Salgueiro, Salgueiro – Porto Suape, Salgueiro – Missão Velha and Missão Velha – Porto de Pecém, with an expected extension of 1,753 km that will connect the interior of Northeast Brazil to Pecém and Suape Ports. As of December 31, 2019, we held 47.26% of the capital stock of TLSA and its concession extends until the earlier of 2057 or the date when TLSA reaches a rate of annual return of 6.75% of its invested capital.

In September 2013, we entered into an investment agreement, or the TLSA Investment Agreement, with Valec Engenharia, Construções e Ferrovias S.A., or Valec, and the Northeast National Development Fund (Fundo Nacional de Desenvolvimento do Nordeste), or FDNE, two Brazilian government entities focused on infrastructure and the development of the northeastern region and our partners in TLSA. Under the TLSA Investment Agreement, we and our partners agreed on a budget of R$7.5 billion to complete the construction of the Northeastern Railway System II. A revised budget of approximately R$13.2 billion is under review by the partners of TLSA and subject to revision of the TLSA Investment Agreement, which, as of the date of this annual report, has not been formalized.

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

In 2016, the Federal Court of Accounts (Tribunal de Contas da União), or TCU, initiated a proceeding questioning the legality of certain aspects of the concession contract for the Northeastern Railway System II, which has contributed to a slow pace of construction of the new tracks, and the ANTT has initiated a proceeding claiming TLSA did not comply with the terms of the concession contract for the Northeastern Railway System I.

Valec’s non-compliance with material obligations under the TLSA Investment Agreement has also contributed to a slow pace of construction of the new tracks and caused revision of the budget.

In the end of 2019, ANTT recommended the expiry of the Concession Contract for the Northeastern Railway System I, and, in first half of 2020, ANTT recommended the expiry of the Concession Contract for the Northeastern Railway System II. Both decisions were subject of requests to amend the decision by the Concessionaires and awaits a final decision by ANTT.

The ANTTs’ decisions does not take immediate effect and will only take effect once they have been considered and decreed by the Presidency of Republic, as well as decided in all final instances.

40550.00004

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

Our imports of coal and coke and exports of iron ore occur through this terminal. Under the terms of the concession, we have the obligation to unload at least 3.0 million tons of coal and coke annually and, as of 2020, to ship 38.5 million tons of iron ore annually.

Container Terminal

We indirectly own 100% of TECON, which has a concession to operate the container terminal at Itaguaí Port for a 25-year term expiring in 2026, which is renewable for an additional 25 years. As of December 31, 2019, approximately R$210 million of the cost of the concession was outstanding and payable over the remaining five years of the concession.

The Itaguaí Port is located in Brazil’s Southeast region, with all major exporting and importing areas in the states of São Paulo, Minas Gerais and Rio de Janeiro within 500 km. In 2017, this area represented more than 53% of the Brazilian GDP, according to the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística), or the IBGE.

Favorable natural conditions, like natural deep waters and a low urbanization rate around the Port of Itaguaí, allow large vessels to operate and also allow for highly competitive prices for services rendered. After TECON’s investments in infrastructure and equipment, which increased our capacity to 440,000 containers (660,000 TEUs) per year, new improvements were achieved in 2018 and 2019, which increased the terminal’s service level and productivity, including maritime access and berths achieving certification for 15.4 meters in depth, including tides, which is the deepest in the East coast of South America. In 2019, we continued to invest in updating our operating facilities and complying with regulatory requirements.

In 2020, TECON is bidding for acquisition of two new quay cranes, nine RTGs (Rubber Tyred Gantry Cranes), two high capacity fork-lifts and a new IT system, which is to be delivered in the first half of 2020. TECON will invest in its expansion in order to increase its capacity by approximately 40%, which would make it one of the largest port terminals in Brazil, with a nominal capacity of 1,000,000 TEUs/year. This expansion project, which is under discussion with regulatory agencies, includes a 273m quay extension, with a total resulting length of 1,083 meters, acquisition of two new gantry cranes (ship-to-shore) for ultra large container carriers, acquisition of 10 RTGs, dredging of an access channel, turning basin/berth and construction of an overpass connecting its two areas.

In 2019, TECON moved 161,000 containers, 423,000 tons of steel products, 205,000 tons of general cargo, 626,000 tons of solid bulk and 1,700 vehicles, as compared to 247,000 containers, 778,000 tons of steel products and 15,000 tons of general cargo in 2018 and 188,000 containers, 989,000 tons of steel products and 9,000 tons of general cargo in 2017. The decrease in volume of containers in 2019 is mainly due to changes in the Asia export route implemented by shipowners that have decided to depart directly from the port of Santos in the state of São Paulo instead of TECON in the state of Rio de Janeiro. In order to mitigate the effects of this decrease in volume of containers, in 2019, TECON (i) began providing operations for another maritime import line from Pacific International Lines, (ii) provides operations for diversified cargo, including solid bulk, limestone, clay, pellet, gypsum, dolomite and large general cargo projects, and (iii) resumed operations for transportation of vehicles.

40550.00004

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

Our Energy Segment

Our energy segment comprises our generation plants, which support reduction of our production costs and exposure to fluctuations or availability of certain energy sources. The following are our energy segment related assets.

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

40550.00004

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

Sales by Geographic Region

In 2019, we sold steel products to customers in Brazil and in 22 other countries. The fluctuations in the portion of total sales assigned to domestic and international markets, which are presented in the table below, reflect our ability to adjust our sales in light of variations in the domestic and international markets, as well as domestic and international steel demand and prices.

The two main export markets for our products are Europe and North America, representing approximately 82% and 15%, respectively, of our export sales volume in 2019.

40550.00004

Sales of All Steel Products by Destination
(in thousands of tons and millions of R$)
	2017				2018				2019
	Tons	% of Total	Net Operating Revenues	% of Total	Tons	% of Total	Net Operating Revenues	% of Total	Tons	% of Total	Net Operating Revenues	% of Total
Brazil	2,841	58%	7,819	60%	3,327	66%	10,143	66%	3,151	70%	10,028	73%
Export	2,081	42%	5,140	40%	1,742	34%	5,195	34%	1,374	30%	3,921	29%
Total	4,922	100%	12,959	100%	5,069	100%	15,338	100%	4,525	100%	13,686	100%
Exports by Region
Asia	13	1%	23	1%	13	1%	41	1%	1	0%	47	1%
North America(1)	651	38%	1,931	44%	393	23%	1,472	28%	205	15%	561	14%
Latin America	180	19%	507	22%	113	6%	370	7%	44	3%	332	8%
Europe	1,223	41%	2,567	32%	1,206	69%	3,244	63%	1,124	82%	2,979	76%
All Others	14	1%	36	2%	16	1%	58	1%	0	0%	2	0%

_______________________

(1) Sales to Mexico are included in North America.

Sales by Product

The following table sets forth our sales breakdown by product in Brazil in the periods indicated:

CSN Domestic Sales Breakdown	2017	2018	2019
Hot-Rolled Products	34%	34%	35%
Cold-Rolled Products	18%	19%	18%
Galvanized Products	29%	33%	31%
Tin Plates Products	10%	8%	9%
Long Steel	8%	6%	7%

Sales by Industry

We sell our steel products to manufacturers in several industries. The following table sets forth our breakdown by market segment of domestic volume shipped in the periods indicated:

Sales Breakdown	2017	2018	2019
	(in percentages of total domestic volume shipped)
DistributionNetwork	41%	36%	37%
Industrial	8%	13%	11%
Packaging	11%	9%	10%
Automotive	18%	17%	16%
Home Appliances	9%	10%	9%
Construction	13%	14%	17%

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

For further information on steel sales, see “Item 5A. Operating Results—Steel Markets and Product Mix” and “Item 5A. Operating Results—Results of Operations—Year 2019 Compared to Year 2018—Net Operating Revenues.”

Seasonality

Steel demand is stronger in the second quarter of each year and weaker in the last quarter. Nevertheless, our production is continuous throughout the year.

40550.00004

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

Long Steel – Volta Redonda

In 2013, CSN started the production of long steel in Volta Redonda. This plant has production capacity of 500 kt/year when fully operational, providing the domestic market with products for civil and industrial construction.

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

40550.00004

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

In 2019, our iron ore sales reached 38.5 million tons, of which 34.9 million tons were sales to third parties and 3.6 million tons were sales to our steel mills, which represents an increase of 21% compared to 2018. Total mining net revenue increased 68% in 2019, mainly due to higher volumes sold. The share of mining segment revenue in our total net revenue increased from 25% in 2018 to 39% in 2019.

In 2019, 74% of our iron ore export sales went to the Asian market, mainly China, and 26% were sold in the European market. Of our total sales volume to third parties, 83% were sinter feed, 7% pellet feed and 10% lump ore.

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

We also have an insurance policy covering the operational risks, material damages and loss of profits of our following branches and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and TECON. This policy was renewed with domestic and foreign insurers and reinsurers and is valid until June 30, 2020, with a limited indemnity of US$600 million (for an insured value of US$10.2 billion) with a deductible of US$385 million for material damages and 45 days to loss of profits.

40550.00004

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

Competition in the Brazilian Steel Industry

The primary competitive factors in the domestic market include quality, price, payment terms and customer service.

The following table sets forth the production of crude steel by Brazilian companies in the periods indicated:

	2016	2017	2018

		Production
		(in million tons)
Gerdau	6.8	6.9	6.6
Usiminas	3.1	3.0	3.0
ArcelorMittal Tubarão	7.0	7.1	7.0
CSN	3.1	4.4	4.1
ArcelorMittal Aços Longos	3.1	2.9	3.1
CSA	4.2	4.5	4.6
Others	4.3	5.9	7.0
Total	31.6	34.7	35.4
Source: IABr

_______________________

* 2019 data was not available as of the date of this annual report.

Competitive Position — Global

During 2019, Brazil maintained its place as the largest producer of crude steel in South America, with a production output of 32.2 million tons and a 2% share of total world production, according to data from the World Steel Association, or WSA. In 2019, Brazil maintained the ninth position in the global steel production ranking, accounting for 78% of total production in South America, approximately two thirds more than Mexico’s or 36% of the United States’ steel production.

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

40550.00004

Following an economic recession in 2015 and 2016, in 2017, Brazilian GDP increased by 1.0% leading to a recovery of volumes in the domestic market and, in parallel, price readjustments accompanying the strength of the international market. In 2018, the real’s depreciation against the U.S. dollar, flat steel production and increased household consumption were mainly responsible for the 1.1% increase in the Brazilian GDP. In 2019, exports of flat steel in Brazil decreased by 21% compared to 2018, mainly due to the economic crisis in Argentina, which is Brazil’s third largest export market, according to the Brazilian Ministry of Foreign Affairs (Ministério das Relações Exteriores).

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

40550.00004

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

In addition, we have established an internal committee for environmental management composed of professionals from different departments of CSN’s units, whose goal is to regularly discuss any problems that may arise and to identify risks and aspects of the operations in which the group can act pro-actively in order to prevent possible environmental harm. The environmental controls implemented since 2006 also contribute to mitigate environmental risks of CSN’s operations.

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

We are adopting other strategies in order to improve our environmental commitment. We have received the Gold Standard of the GHG Protocol in each of the last five years, which confirms that we are in compliance with the standards imposed by the GHG Protocol and ensures that our GHG inventory was duly verified by a third party. We report the guidelines followed by our management with respect to climate change, supply chain and water resources to the Carbon Disclosure Project – CDP, and actively participates in the network NICOLE Brazil, a Brazilian leading organization that develops and promotes solutions for the management of contaminated areas. We also develop environmental education projects and promote understanding of the historical and natural patrimony, especially in the Arcos and CSN Mineração plants in Minas Gerais. To reaffirm our commitment to the transformation of values and attitudes through new habits and knowledge, we started the Environmental Education Program (PEA), an initiative managed by the CSN Foundation that uses art as a dialogue between students, teachers and employees.

In relation to our expenditures for environmental programs, we have continued with various actions aimed at increasing the efficiency of water usage in our production processes, with an emphasis on accomplishing a water reuse rate of, at least, 93% in the Presidente Vargas Steelworks.

Since our privatization, we have invested heavily in environmental protection and remediation programs. We had environmental expenditures (capitalized and expensed) of R$405 million in 2019, of which R$4 million relates to capital expenditures and R$400 million relate to operational expenditures (OPEX). Our total environmental expenditures were R$354 million in 2018. Our investments in environmental projects during 2019 were mainly related to: (i) operation, maintenance and retrofitting of environmental control equipment; (ii) development of environmental studies for permit applications; and (iii) human resources (environmental team), Environmental Management System, sustainability projects and compliance programs.

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

40550.00004

Since the accident in 2015 in the city of Mariana, in the state of Minas Gerais, involving the breaking of an upstream mining dam operated by another mining company, we changed our processes to reduce tailings deposits. Moreover, we have invested R$400 million in our dams and operations, and today we have concomitant operations of tailing dams and dry stacking.

In addition, following another accident involving the breaking of an upstream mining dam operated by another mining company in January 2019 in the city of Brumadinho, in the state of Minas Gerais, we have continued to execute our plan for the decommissioning or decharacterization of our six inactive tailings dams.

All of our upstream dams are inactive. Our only active tailings dam, Casa de Pedra, was constructed in the downstream method, which provides for enhanced resilience and safety. We do not operate any active upstream tailings dams.

Other Environmental Proceedings and Liabilities

Our main environmental issues as of December 31, 2019 were associated with recovery services at former coal mines decommissioned in 1989 in the state of Santa Catarina, due to previous operations in the Presidente Vargas Steelworks.

We record a provision for remediation costs and environmental claims when a loss is probable, the amount can be reasonably estimated and we may incur a legal obligation. This provision is included in our statements of income in “Other Operating (Expenses) Income.” We do not include in our reserves environmental liabilities related to ERSA, as these are contractually supported by its former owner.

As of December 31, 2019, we had provisions for environmental liabilities in the total amount of R$192.3 million, which we believe are sufficient to cover all probable losses. Such amount compares to R$198.4 million, as of December 31, 2018 and R$255.5 million as of December 31, 2017. The decrease in our provisions for environmental liabilities in 2019 as compared to 2018 is mainly due to the critical review of the remediation strategy and environmental management for external landfill areas, especially the areas of (i) the Southern Region of Santa Catarina State (environmental recovery of a former coal mine) under agreements with the Public Prosecutor’s Office seeking the recovery of environmental liabilities caused by coal mining in the Southern Region of Santa Catarina until the 1990s, and (ii) Estação Ecológica de Corumbá (management of a nature conservation area in the state of Minas Gerais), under our 2011 TAC, which we have observed and which are accompanied by the Public Prosecutor’s Office and by the competent environmental agency in compliance with the obligations in 2017.

Following the collapse of the Brumadinho dam, the Public Ministry of Minas Gerais filed a public civil action in April 2019 in the amount of R$524.4 million demanding that we design and implement a process for relocating all residents living downstream of our Casa de Pedra dam, including relocation of a child care center and school, as a result of alleged psychological disorders of the residents. We have responded that the Casa de Pedra dam does not present any non-compliance with applicable regulations and its stability and integrity have been confirmed by independent audits, including in September 2019 and, most recently, in January 2020. We have presented alternatives to the Public Ministry of Minas Gerais, including construction of a nursery and school, adherence to an integrated municipal dam safety plan, provision of psychological support services to the community and donation of two buses for transportation of children, among others. As of the date of this annual report, this lawsuit is in the procedural instruction phase.

On April 10, 2019, CSN Mineração, Minérios Nacional and the Federal Public Ministry signed a Preliminary Agreement Term to ensure compliance with the terms of the new legislation related to Tailings Dams, especially upstream structures, intensifying the independent audits structures.

For more information regarding environmental legal proceedings, please see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Other Legal Proceedings.”

40550.00004

The following table sets forth our provisions for environmental liabilities as of the dates indicated:

Amounts (in millions of R$)
December 31, 2017	255.5
Term of Undertaking (TAC)(1)	8.2
Decommissioned Coal Mines (Santa Catarina)	(50.8)
Landfills and other(2)	(14.5)
December 31, 2018	198.4
Term of Undertaking (TAC)(1)	(16.2)
Decommissioned Coal Mines (Santa Catarina)	(8.5)
Landfills and other(2)	18.6
December 31, 2019	192.3

_______________________

(1)   Refers to environmental compensation agreed in the TAC but not related to investments in equipment.

(2)   Refers to an estimate calculation of recovery costs related to landfills remediation obligations.

Brazil – Mining Regulation

Under the Brazilian Federal Constitution of 1988, or the Brazilian Constitution, all mineral resources in Brazil belong to the federal government. The Brazilian Constitution, the Brazilian Mining Code enacted through Decree Law 227/1967, or the Mining Code, and mining regulations enacted through Decree 9,406/2018 impose various regulatory restrictions on mining companies relating to, among other things:

•         the manner in which mineral deposits must be exploited;

•         the health and safety of workers and the safety of residential areas located near mining operations;

•         the protection and restoration of the environment;

•         the prevention of pollution; and

•         the support of local communities where mines are located.

Mining companies in Brazil can only prospect and mine pursuant to prospecting authorizations or mining concessions granted by the ANM, the regulatory agency under the Ministry of Mines and Energy of the Brazilian government. The ANM grants prospecting authorizations to a requesting party for an initial period of one to three years. These authorizations are renewable at the ANM’s discretion, provided that the requesting party is able to show that the renewal is necessary for proper conclusion of prospecting activities. Upon completion of prospecting activities and geological exploration at the site, the holder of the prospecting authorization must submit a final report to the ANM. If the geological exploration reveals the existence of a mineral deposit that is technically and economically exploitable, the grantee has one year (which the ANM may extend) from approval of the report by the ANM to apply for a mining concession by submitting an economic exploitation plan or to transfer its right to apply for a mining concession to an unrelated party. When a mining concession is granted, the holder of such mining concession must begin on-site mining activities within six months. The ANM grants mining concessions for an indeterminate period of time lasting until the exhaustion of the mineral deposit. After extraction, the mineral products that are specified in the concession belong to the holder of the concession. With the prior approval of the ANM, the holder of a mining concession can transfer it to an unrelated party that is qualified to own concessions. Under certain circumstances, mining concessions may be challenged by unrelated parties.

Following accidents involving the breaking of upstream mining dams operated by other mining companies in the cities of Mariana and Brumadinho, in the state of Minas Gerais, the ANM and Brazilian environmental regulatory authorities are applying more stringent environmental licensing requirements for mining project operations, specifically for dams. The ANM initially determined that all upstream dams in Brazil should be decommissioned or adapted to other methods by 2021 for inactive dams and by 2023 for active dams; however, in 2019, the ANM extended these deadlines as follows: (i) large upstream dams will have until 2025 for inactive dams, or 2027 for active dams, to completely shut down and (ii) small dams will have until 2022 to completely shut down. In addition, the ANM determined that all upstream dams in operation must be deactivated by 2021. For more information, see “Item 3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Our activities depend on authorizations, concessions, licenses and permits and changes in applicable laws, regulations or government measures could adversely affect us” and “Item 3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—We are subject to environmental, health and safety incidents. Additionally, current, new or more stringent environmental, health and safety regulations applicable to us may result in liability exposure and increased capital expenditures.”

40550.00004

Mining Concessions

We operate our iron ore mining activities at Casa de Pedra mine under a mining concession known as Manifesto de Mina under Brazilian regulations, which gives us full ownership over the iron ore deposits existing within our property limits. Our iron ore mining activities at Engenho and Fernandinho mines are based on a concession by the Ministry of Mines and Energy, which grants us the right to exploit mineral resources from the mine for an indeterminate period of time lasting until the exhaustion of the mineral deposit. Our limestone and dolomite mining activities at the Bocaina mine and our tin mining activities at Ariquemes (ERSA mine) are based on concessions under similar conditions. See “Item 4D. Property, Plant and Equipment” for further information.

The Manifesto de Mina for Casa de Pedra mine and the Engenho mining concession are held by CSN Mineração, while the Fernandinho mining concession and the mining rights of Cayman and Pedras Pretas are held by Minérios Nacional. For further information, see “Item 4D. Property, Plant and Equipment.”

Mineral Rights and Ownership

The Mining Code, mining regulations and the Brazilian Constitution impose requirements on mining companies relating to, among other things, the manner in which mineral deposits are exploited, the health and safety of workers, the protection and restoration of the environment, the prevention of pollution and the promotion of the health and safety of local communities where the mines are located. The Mining Code also imposes certain notifications and reporting requirements.

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

40550.00004

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

In Brazil, we are subject to regulation and supervision by the Special Secretary of Foreign Trade and International Business (Secretaria de Comercio Exterior e Negócios Internacionais – SECINT), the Secretary of Foreign Trade (Secretaria de Comércio Exterior – SECEX) and the Subsecretary of Trade Defense and Public Interest (Subsecretaria de Defesa Comercial e Interesse Público - SDCOM). Worldwide, our exports are subject to the protectionist measures summarized below.

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

40550.00004

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

In October 2017, the European Commission issued a final determination imposing definitive anti-dumping duties for the exports of hot rolled steel into the European Union from Brazil. The duties imposed were a tariff rate of 53.4 euros/ton for us, 54.5 euros/ton for Arcelor Mittal, 55.8 euros/ton for Gerdau and 63 euros/ton for Usiminas.

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

40550.00004

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

In 2019, global crude steel production was 1,869.9 mt, which represents an increase of 3.4mt, or 0.2%, compared to 2018, due to an increase in crude steel production in Asia and the Middle East, while crude steel production decreased in all other countries.

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

40550.00004

In 2014, the decrease in the family consumption and the employment level, allied with the end of government incentives resulted in a reduction of 7.1% in vehicles sales, respectively, according to the ANFAVEA data. In 2015 and 2016, vehicles sales decreased 26.6% and 20.2%, respectively, due to the economic recession, a large number of vehicles in stock and by the return of the industrialized products tax. In 2017, selling and automotive production increased 29.3% and 9.4% respectively, giving hope to the automotive market and steel companies. In 2018, although the Brazilian GDP increased 1.1% as compared to 2017, driven by increased household consumption, investments and services, it remained below expectations. In 2019, according to the Brazilian Steel Institute (Instituto Aço Brasil), or IABr, the apparent consumption of steel in Brazil decreased 2.7% as compared to 2018.

Market Participants

According to IABr, the Brazilian steel industry is composed of 32 mills managed by 12 corporate groups, with an installed annual capacity of approximately 51.5 million tons, producing a full range of flat, long, carbon, stainless and specialty steel.

Capacity Utilization

Installed capacity in Brazil in each of 2019 and 2018 was estimated at 51.5 and 50.4 million tons, respectively.

Exports/Imports

Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products. The Brazilian steel industry has taken several steps towards expanding its capacity to produce value-added products.

In 2017, 15.4 million tons of steel was exported from Brazil for US$8.0 billion. The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years. Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports). In 2017, steel imports increased by 23.9% as compared to 2016. In 2018, steel imports reached 2.4 million tons, which represented an increase of 3.3% as compared to 2017. In 2019, steel imports reached 2.3 million tons, which represented a decrease of 2.0% as compared to 2018. Steel exports decreased 12.8 million tons, or 8.0%, in 2019 as compared to 2018.

For information on the production by the largest Brazilian steel companies, see “Item 4B. Business Overview—Competition in the Steel Industry—Competition in the Brazilian Steel Industry.”

4C. Organizational Structure

We conduct our business directly and through subsidiaries. For more information on our organizational structure, see note 2.b. to our audited consolidated financial statements included elsewhere in this annual report.

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

40550.00004

The table below sets forth certain material information regarding our properties as of December 31, 2019. For more information, see note 9 to our audited consolidated financial statements included elsewhere in this annual report.

Description		Activity	Country	State	City	Title
Companhia Siderúrgica Nacional	Presidente Vargas Steelworks	Steel Mill	Brazil	Rio de Janeiro	Volta Redonda	Owned
Companhia Siderúrgica Nacional	CSN Paraná	Galvanized and Pre-Painted Products	Brazil	Paraná	Araucária	Owned
Companhia Siderúrgica Nacional	CSN Porto Real	Galvanized Steel Producer	Brazil	Rio de Janeiro	Porto Real	Owned
Companhia Siderúrgica Nacional	Service Center and Cement Distributor	Distributor	Brazil	São Paulo	Mogi das Cruzes	Owned
Companhia Siderúrgica Nacional	Service Center	Distributor	Brazil	Bahia	Camaçari	Owned
Companhia Metalúrgica Prada	Service Center	Distributor	Brazil	São Paulo	Mogi das Cruzes	Owned
Companhia Metalúrgica Prada	Service Center	Distributor	Brazil	São Paulo	Bebedouro	Owned
Companhia Metalúrgica Prada	Steel Can Manufacturer	Packaging	Brazil	São Paulo	São Paulo	Owned
Companhia Metalúrgica Prada	Steel Can Manufacturer	Packaging	Brazil	Minas Gerais	Uberlândia	Owned
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	Minas Gerais	Uberlândia	Owned
CSN Mineração	Iron Ore Mine	Iron Ore Mine	Brazil	Minas Gerais	Congonhas	Owned and Third Parties
Companhia Siderúrgica Nacional	Arcos Mine	Limestone Mine	Brazil	Minas Gerais	Arcos	Owned
CSN Mineração	Ouro Preto Mine	Iron Ore Mine	Brazil	Minas Gerais	Ouro Preto	Owned
Minérios Nacional	Fernandinho Mine	Iron Ore Mine	Brazil	Minas Gerais	Rio Acima	Third Parties
Estanho de Rondônia S.A. (ERSA)	ERSA Office	Tin Mine	Brazil	Rondônia	Ariquemes	Owned
Estanho de Rondônia S.A. (ERSA)	ERSA Mine	Tin Mine	Brazil	Rondônia	Itapuã do Oeste	Owned
Companhia Siderúrgica Nacional, LLC	CSN LLC Office	Office	USA	Illinois	Chicago	Third Parties
Lusosider Aços Planos S.A.	Lusosider	Flat Steel Producer	Portugal	Seixal	Seixal	Owned
Stahlwerk Thüringen Gmbh	SWT	Steel Profile	Germany	Saalfeld-Rudolstadt	Unterwellenborn	Owned
Companhia Siderúrgica Nacional	Thermoelectric Plant	Energy	Brazil	Rio de Janeiro	Volta Redonda	Owned
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	Rio de Janeiro	Resende	Third Parties
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	Goiás	Luziânia	Third Parties
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	Rio Grande do Sul	Pelotas	Third Parties
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	Rio de Janeiro	Barão de Juparanã	Owned
Companhia Metalúrgica Prada	Distribution Center	Steel Roll	Brazi	São Paulo	Salto	Third Parties
Consórcio Usina Hidrelétrica de Igarapava	Hydroelectric Facility	Energy	Brazil	São Paulo	Igarapava	Owned
Itá Energética S.A.	Hydroelectric Facility	Energy	Brazil	Rio Grande do Sul	Aratiba	Owned
Companhia Siderúrgica Nacional	Service Center	Distributor	Brazil	Pernambuco	Jaboatão dos Guararapes	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Distributor	Brazil	Rio Grande do Sul	Canoas	Third Parties
Companhia Metalúrgica Prada	Distribution Center	Distributor	Brazil	São Paulo	Piracicaba	Third Parties
Companhia Metalúrgica Prada	Distribution Center	Distributor	Brazil	Minas Gerais	Contagem	Third Parties
Companhia Siderúrgica Nacional	Steel Distribution Center	Distributor	Brazil	Minas Gerais	Contagem	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	Minas Gerais	Contagem	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	Minas Gerais	Juiz de Fora	Third Parties
Companhia Siderúrgica Nacional	Companhia Siderúrgica Nacional	Cement Distributor	Brazil	São Paulo	Mauá	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	São Paulo	Ribeirão Preto	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	São Paulo	Guarulhos	Third Parties
Companhia Sideurgica Nacional	Distribution Center	Steel Distributor	Brazil	Rio Grande do Sul	Caxias do Sul	Third Parties
CSN Mineração	TECAR - Terminal de Carvão	Iron Ore Shipment	Brazil	Rio de Janeiro	Itaguaí	Third Parties
TECON	TECON - Terminal de Conteiners	Logistics	Brazil	Rio de Janeiro	Itaguaí	Third Parties
Companhia Siderúrgica Nacional	Cement Plant	Cement Manufacturer	Brazil	Rio de Janeiro	Volta Redonda	Owned
Companhia Siderúrgica Nacional	Clinker and Cement Plant	Cement Manufacturer	Brazil	Minas Gerais	Arcos	Owned
Companhia Siderúrgica Nacional	Long Steel Plant	Long steel Manufacturer	Brazil	Rio de Janeiro	Volta Redonda	Owned
MRS	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
FTL	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
TLSA	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Rio de Janeiro (Arará)	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Rio de Janeiro (Campo Grande)	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	São Paulo	Americana	Third Parties
Companhia Siderurgina Nacional	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Queimados	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	São Paulo	São José dos Campos	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	São Paulo	Osasco	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Itaboraí	Third Parties
Companhia Siderurgica Nacional	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Barra Mansa	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Steel	Brazil	São Paulo	Jacareí	Third Parties

40550.00004

For information on environmental issues with respect to some of the facilities described above, see “Item 4B. Business Overview—Government Regulation and Other Legal Matters—Environmental Expenditures and Claims.” In addition, for information on our plans to construct, expand and improve our facilities, see “—Acquisitions and Dispositions” and note 9 to our audited consolidated financial statements included elsewhere in this annual report.

Acquisitions and Dispositions

Usiminas

As of December 31, 2019, we owned, directly and indirectly, 20.3% of the preferred shares and 15.2% of the common shares of Usiminas resulting from various acquisitions in the market since mid-2010. For more information on the value of these assets, see “Item 5A. Operating Results—Critical Accounting Estimates—Impairment of Long-Lived Assets, Intangible Assets and Goodwill.” We are assessing strategic alternatives in relation to our investment in Usiminas. For more information on antitrust matters regarding our investment in Usiminas, see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Antitrust.”

40550.00004

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

CBSI – Companhia Brasileira de Serviços de Infraestrutura

In November 2019, we acquired from CKTR Brasil Serviços Ltda. 1,876,146 common shares of CBSI – Companhia Brasileira de Serviços de Infraestrutura, corresponding to 50% of its outstanding shares, for R$24.0 million, and we now hold the entirety of its share capital.

4E. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017, included elsewhere in this annual report. Due to the adoption of IFRS 9 and IFRS 15 as of January 1, 2018, which we did not apply retroactively, financial information as of and for the year ended December 31, 2018 may not be comparable with financial information as of and for the year ended December 31, 2017. In addition, due to the adoption of IFRS 16 as of January 1, 2019, which we did not apply retroactively, financial information as of and for the year ended December 31, 2019 may not be comparable with financial information as of and for the years ended December 31, 2018 and 2017.

5A. Operating Results

Overview

Brazilian Macroeconomic Scenario

As a company with the vast majority of its operations and a large portion of its sales in Brazil, we are affected by the general economic conditions in Brazil. The rate of growth in Brazil is important in determining our own growth capacity and results of operations.

The following table sets forth select Brazilian economic indicators for the periods indicated:

40550.00004

	Year ended December 31,
	2017	2018	2019

GDP growth (contraction) rate	1.0%	1.1%	1.1%
Inflation (IPCA)(1)	3.0%	3.7%	4.3%
Inflation (IGP-M)(2)	(0.5)%	7.5%	7.3%
CDI(3)	6.9%	6.4%	6.0%
Appreciation (depreciation) of the real against the U.S. dollar (end of period)	1.5%	17.1%	(4.0)%
Exchange rate at the end of period (US$1.00)	R$3.308	R$3.875	R$4.030
Average exchange rate (US$1.00)	R$3.193	R$3.656	R$3.945
Unemployment rate(4)	12.7%	12.3%	11.0%
Sources: IBGE, Fundação Getúlio Vargas, Central Bank and CETIP.

_______________________

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

40550.00004

Effects of Inflation and Interest Rates

Inflation measured by the IPCA index was 3.0%, 3.7% and 4.3% in 2017, 2018 and 2019, respectively, and (0.5)%, 7.5% and 7.3% as measured by the IGP-M index.

Inflation affects our financial performance by increasing our costs and expenses denominated in reais that are not linked to the U.S. dollar. Our cash costs and operating expenses are substantially denominated in reais and have tended to follow the Brazilian inflation ratio, because our suppliers and service providers generally increase or decrease prices to reflect Brazilian inflation. In addition, some of our real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount is generally adjusted with reference to inflation indices. A significant portion of our real-denominated debt bears interest based on the CDI rate, which is partially adjusted for inflation. The CDI rate as of December 31, 2017, 2018 and 2019 was 9.9%, 6.4% and 4.4%, respectively.

Steel Market

For the years ended December 31, 2017, 2018 and 2019, our steel segment represented 70%, 68% and 55% of our net revenues, respectively, and 47%, 49% and 44% of our gross profit, respectively. In 2019, 72% of our steel revenues were in Brazil and 28% were abroad. In 2018, 66% of our steel revenues were in Brazil and 34% were abroad, as compared to 60% and 40%, respectively, in 2017.

According to the WSA, global crude steel production was 1.9 billion tons in 2019, or a 3.4% increase over 2018, and 1.8 billion tons in 2018, or a 4.4% increase over 2017. In 2019, China was responsible for 996.3 million tons, or about 53% of the global output, representing an increase of 8.3% as compared to 2018. Japan’s crude steel production reached 99 million tons, representing a decrease of 5% as compared to 2018. In the European Union, production reached 159 million tons in 2019, representing a decrease of 4.9% compared to 2018. In the U.S., crude steel production was 88 million tons in 2019, up by 1.5% on 2018. According to the global energy and mining consultancy company Wood Mackenzie, global capacity usage increased by 2.5% in 2019 to 75%.

According to IABr, domestic crude steel production was 32.2 million tons in 2019, or a 7.2% decrease over 2018, while rolled steel output was 22.2 million tons in 2019, or a 6.3% increase over 2018.

Domestic steel product consumption in Brazil was 20.6 million tons in 2019, or a 2.7% decrease over 2018, while domestic sales decreased 2.2% to 18.5 million tons. Annual imports to Brazil were 2.4 million tons, or a 1.9% decrease over 2018, and exports decreased 12.8 million tons, or 8.0%, in 2019 as compared to 2018.

Mining Market

For the years ended December 31, 2017, 2018 and 2019, our mining segment represented 25%, 26% and 39% of our net revenues, respectively, and 32%, 35% and 69% of our gross profit, respectively. In 2019, 91% of our mining revenues came from exports and 9% from the domestic market, as compared to 84% and 16%, respectively, in 2018, and 82% and 18%, respectively, in 2017. Following a stable market with an average iron ore price of US$71.32/dmt in 2017 and US$69.46/dmt (Platts, Fe 62%) in 2018, the seaborne iron ore supply faced several disruptions in 2019 from key players in the industry, including the Brumadinho accident in Brazil and adverse weather conditions in Australia. This scenario, coupled with significant investments in infrastructure and construction in China, resulted in iron ore prices surpassing US$126/dmt for the first time since 2014 and average iron ore prices increased 34.5% from 2018 to US$93.4/dmt in 2019.

Logistics, Port Logistics, Cement and Energy

The performance of our logistics, cement and energy segments is directly related to the performance of our steel and mining segments. For the years ended December 31, 2017, 2018 and 2019, these segments represented an aggregate of 14%, 12% and 10% of our net revenues, respectively, and an aggregate of 12%, 10% and 5% of our gross profit, respectively. A material portion of the revenues in these segments is derived from our steel and mining operations, which utilize our logistics network and energy output.

40550.00004

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

40550.00004

Sales Volumes
Tons				% of Sales Volumes
				In Market*			Total
	2017	2018	2019	2017	2018	2019	2017	2018	2019
Domestic Sales
Slabs	2	-	-	0%	0%	0%	0%	0%	0%
Hot-Rolled	973	1,133	1,097	34%	34%	35%	20%	22%	24%
Cold-Rolled	520	630	562	18%	19%	18%	11%	12%	12%
Galvanized	818	1,091	963	29%	33%	31%	17%	22%	21%
Tin Plate	295	281	303	10%	8%	10%	6%	6%	7%
Long Steel	233	192	227	8%	6%	7%	5%	4%	5%

Subtotal	2,841	3,327	3,151	100%	100%	100%	58%	66%	70%

Sales Abroad
Slabs	-	-	-	0%	0%	0%	0%	0%	0%
Hot-Rolled	74	140	1,097	4%	8%	35%	1%	3%	24%
Cold-Rolled	77	57	562	4%	3%	18%	2%	1%	12%
Galvanized	925	549	963	44%	32%	31%	19%	11%	21%
Tin Plate	197	189	303	9%	11%	10%	4%	4%	7%
Long Steel	808	806	227	39%	46%	7%	16%	16%	5%

Subtotal	2081	1,742	3,151	100%	100%	100%	42%	34%	70%

Total Sales
Slabs	2	-	2
Hot-Rolled	1,047	1,273	1,152
Cold-Rolled	597	688	587
Galvanized	1,742	1,640	1,386
Tin Plate	493	470	381
Long Steel	1,042	999	1,018

Total	4,922	5,069	4,525

*% of sales volume in the market means the participation of each product line in domestic sales and sales abroad.

40550.00004

Net Operating Revenues
(in millions of R$)				% of Net Operating Revenues
				In Market*			Total
	2017	2018	2019	2017	2018	2019	2017	2018	2019
Domestic Sales
Slabs	2	-	0	0%	0%	0%	0%	0%	0%
Hot-Rolled	2,133	2,830	2,770	28%	28%	28%	17%	18%	20%
Cold-Rolled	1,269	1,705	1,538	17%	17%	16%	10%	11%	11%
Galvanized	2,466	3,792	3,446	32%	37%	35%	19%	25%	25%
Tin Plate	1,348	1,349	1,545	18%	13%	16%	11%	9%	11%
Long Steel	426	466	543	6%	5%	6%	3%	3%	4%

Subtotal	7,643	10,143	9,843	100%	100%	100%	60%	66%	72%

Sales Abroad
Slabs	0	3	3	0%	0%	0%	0%	0%	0%
Hot-Rolled	145	422	130	3%	8%	3%	1%	3%	1%
Cold-Rolled	191	169	62	4%	3%	2%	2%	1%	0%
Galvanized	2,662	1,894	1,364	53%	36%	35%	21%	12%	10%
Tin Plate	523	655	303	10%	13%	8%	4%	4%	2%
Long Steel	1,520	2,051	1,980	30%	39%	52%	12%	13%	14%

Subtotal	5,040	5,195	3,843	100%	100%	100%	40%	34%	28%

Total Sales
Slabs	2	3	3
Hot-Rolled	2,278	3,253	2,900
Cold-Rolled	1,460	1,874	1,600
Galvanized	5,128	5,687	4,810
Tin Plate	1,871	2,004	1,849
Long Steel	1,945	2,518	2,524

Total	12,683	15,338	13,686

*% of net operating revenues in the market means the participation of each product line in domestic sales and sales abroad and considers only revenues from products, excluding other revenues.

Accounting for Mining Production Utilized by Our Steel Production

We are currently self-sufficient for the iron ore used in our steel production, except for pellets. We extract iron ore from our CSN Mineração mines, which in 2019 provided approximately 3.6 million tons of iron ore. We sell the remainder of our iron ore production to third parties in Brazil and abroad.

We record the cost of iron ore for our steel production on our income statement in cost of products sold at its extraction cost plus transport cost from the mine. In 2017, 2018 and 2019, these costs were R$835 million, R$880 million and R$834 million, respectively.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB.

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

40550.00004

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

For further information on our estimates of expected losses for impairment of accounts receivable, as of January 1, 2018, see note 5 to our audited consolidated financial statements included elsewhere in this annual report.

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

40550.00004

We review the useful lives of assets every fiscal year for all of our units. See further details in note 9 to our audited consolidated financial statements included elsewhere in this annual report.

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

Derivatives

IFRS 9 – Financial Instruments requires that, as of January 1, 2018, we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure these instruments at fair value. We record changes in the fair value of derivatives in each period in our income statement in other comprehensive income, depending on whether we designate a transaction as an effective hedge. Our derivative instruments do not qualify for hedge accounting. We immediately record changes in the fair value of any of these derivative instruments in our income statement as financial income or financial expenses. We use derivatives for hedging purposes. We apply hedge accounting on our cash flow hedge in order to protect ourselves against exposure to changes in cash flows due to foreign currency risk associated with our debt and with highly probable forecast transactions that may affect our net results. Our hedging instrument are non-derivative monetary items. Therefore, we account for the effective portion of the foreign exchange gains and losses in other comprehensive income. We account for the ineffective portion of the gain or loss on the hedging instrument, if any, in income (loss). With respect to the fair value measurement, we must make assumptions as to future foreign currency exchange and interest rates.

Pension Plans

We sponsor certain pension plans for some of our retirees. We account for these benefits in accordance with IAS 19, Employee Benefits. The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions. These assumptions are described in note 26 to our audited consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries. We calculate our net obligation regarding pension plans individually for each plan by estimating the value of the future benefit that the employees accrue in return for services provided in the current period and in prior periods; we then discount this benefit to its present value. The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of our obligations and which are denominated in the same currency as the one in which we expect the benefits will be paid. A qualified actuary calculation annually by using the projected unit credit method.

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

40550.00004

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
Tax losses

We incur tax losses at the parent company level because (i) of financial expenses over our leverage because we hold substantially all loans and financings at the parent company level and (ii) we presented a taxable income in 2018 at the parent company level.

Temporary differences – foreign exchange differences	We usually opt for taxation of foreign exchange differences on a cash basis. As a result, taxes are due and expenses are deductible when we settle the underlying asset or liability.
Temporary differences – losses on Usiminas shares	While we recognize changes in investments in Usiminas’ shares on an accrual basis, only upon divestment will we generate a tax or deductibility event.
Temporary differences – other provisions

We recognize various accounting provisions on an accrual basis, but their taxation occurs only at the time of their realization. This includes provisions for contingencies, impairment losses and environmental liabilities.

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

40550.00004

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

See further details in note 14.b. to our audited consolidated financial statements included elsewhere in this annual report.

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

40550.00004

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

As of December 31, 2017, 2018 and 2019, we capitalized borrowing costs of R$91.9 million, R$71.6 million and R$117.2 million, respectively. These costs are basically estimated for our mining projects related mainly to the Casa de Pedra expansion and TECAR.

Leases

We adopted IFRS 16 – Leases as of January 1, 2019. According to IFRS 16, we determine, in initial recognition, the lease term or non-cancellable term which will be used in the measurement of the right-of-use and lease liabilities. We reassess the lease term when a material event or material change occurs in circumstances that are in our control as lessee and affect the non-cancellable term. As provided in IFRS 16, we adopt the exemption from recognition for lease agreements with a term of less than 12 months, or which underlying asset is of immaterial value.

At the initial date of the lease, we recognize the right to use the asset and the lease liability at present value. According to IFRS 16, we measure the asset right-of-use at cost, which includes the lease liability, initial costs, advance payments and estimated costs to dismantle, remove or restore. We measure the lease liability at the initial date of the lease considering the present value of the lease payments that are set on that date. We discount lease payments at the interest rate in the lease, or if the interest rate cannot be determined, an incremental borrowing rate, that is the rate of interest that a lessee would have pay to borrow the funds necessary to obtain a right to use an asset of similar value, as provided under IFRS 16.

40550.00004

In lease agreements for which we set the interest rate, this rate is considered implied in the agreements’ terms and is applied to discount the flow of future lease payments. In lease agreements with no defined interest rate, we apply the incremental borrowing rate, which we calculate based on consultations with banks that we have a relationship with and adjust it for expected inflation.

For further information on the impact of our adoption of IFRS 16, see note 13.a to our audited consolidated financial statements included elsewhere in this annual report.

Recently Issued Accounting Pronouncements Not Adopted by Us

The standards, amendments to standards and IFRS interpretations issued by the IASB that are not yet effective and were not early adopted by us for the year ended December 31, 2019 are described in note 2.a.a to our audited consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents certain financial information with respect to our results of operations for each of the years ended December 31, 2017, 2018 and 2019:

	Year ended December 31,
Income Statement Data:	2017	2018(1)	2019(2)	2019(3)
	(in millions of R$, except per share data)			(in millions of US$, except per share data)
Net operating revenues	18,525	22,969	25,436	6,311
Cost of products sold	(13,596)	(16,106)	(17,263)	(4,283)
Gross profit	4,929	6,863	8,173	2,028
Operating expenses
Selling	(1,815)	(2,264)	(2,343)	(581)
General and administrative	(416)	(494)	(511)	(127)
Equity in results of affiliated companies	109	136	126	31
Other expenses	(647)	(1,331)	(2,407)	(597)
Other income	824	4,036	504	125
Total	(1,945)	83	(4,631)	(1,149)

Operating income	2,984	6,946	3,542	879
Non-operating income (expenses), net
Financial income	295	1,311	379	94
Financial expenses	(2,759)	(2,806)	(2,510)	(623)

(Loss) income before taxes	520	5,451	1,411	350
Income tax
Current	(359)	(827)	(1,564)	(388)
Deferred	(50)	577	2,398	595

Net income (loss) for the period	111	5,201	2,245	557

Net income (loss) attributable to noncontrolling interest	101	126	455	113
Net income (loss) attributable to Companhia Siderúrgica Nacional	10	5,075	1,789	444

Basic earnings per common share	0.00757	3.69498	1.29632	0.32161
Diluted earnings per common share	0.00757	3.69498	1.29632	0.32161

_______________________

40550.00004

(1)     Due to the adoption of IFRS 9 and IFRS 15 as of January 1, 2018, which we did not apply retroactively, financial information as of and for the year ended December 31, 2018 may not be comparable with financial information as of and for the year ended December 31, 2017.

(2)     Due to the adoption of IFRS 16 as of January 1, 2019, which we did not apply retroactively, financial information as of and for the year ended December 31, 2019 may not be comparable with financial information as of and for the years ended December 31, 2017 and 2018. For a description of the impact of IFRS 16 on our results of operations, see note 13.a to our audited consolidated financial statements included elsewhere in this annual report.

(3)     Translated solely for the convenience of the reader at the rate of R$4.0307 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2019, as reported by the Central Bank. As of March 31, 2020, the U.S. dollar selling rate was R$5.199 to US$1.00, as reported by the Central Bank.

Year 2019 Compared to Year 2018

We maintain integrated operations in five business segments: steel, mining, logistics, cement and energy. We manage and control the performance of our various business segments considering our proportional interest in our jointly controlled entities, MRS and CBSI – Companhia Brasileira de Serviços de Infraestrutura (in which we acquired the remaining stake in November 2019), reflected in the figures presented below.

Our consolidated results for the years ended December 31, 2018 and 2019, by business segment are presented below:

R$ million	Year ended December 31, 2018
Consolidated Results	Steel	Mining	Port	Railway	Energy	Cement	Corporate Expenses/ Elimination	Consolidated
Net revenue
Domestic market	10,328	972	266	1,506	411	588	(2,719)	11,353
Foreign market	5,306	5,012					1,297	11,615
Total net revenue	15,634	5,985	266	1,506	411	588	(1,421)	22,969
Cost of sales and services	(12,613)	(3,586)	(190)	(1,049)	(287)	(544)	2,163	(16,106)
Gross profit	3,021	2,399	76	457	124	44	742	6,863
General and administrative expenses	(985)	(145)	(35)	(106)	(28)	(96)	(1,362)	(2,758)
Depreciation	609	367	20	259	17	115	(213)	1,175
Proportional EBITDA of joint venture							568	568
Adjusted EBITDA*	2,645	2,621	61	610	113	63	(265)	5,849

40550.00004

R$ million	Year ended December 31, 2019
Consolidated Results	Steel	Mining	Port	Railway	Energy	Cement	Corporate Expenses/ Elimination	Consolidated
Net revenue
Domestic market	10,028	927	240	1,321	325	571	(2,462)	10,950
Foreign market	3,921	9,101	-	-	-	-	1,464	14,486
Total net revenue	13,949	10,028	240	1,321	325	571	(998)	25,436
Cost of sales and services	(12,963)	(4,396)	(173)	(1,030)	(267)	(608)	2,174	(17,263)
Gross profit	986	5,631	67	291	59	(37)	1,176	8,173
General and administrative expenses	(835)	(186)	(35)	(110)	(29)	(91)	(1,568)	(2,854)
Depreciation	700	476	31	388	17	140	(330)	1,422
Proportional EBITDA of joint venture	-	-	-	-	-	-	510	510
Adjusted EBITDA*	851	5,922	63	569	47	11	(212)	7,251

*      We calculate EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results from discontinued operations. We calculate adjusted EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results of discontinued operations, plus other operating income (expenses), equity in results of affiliated companies and the proportionate EBITDA of joint ventures. EBITDA and adjusted EBITDA are not measures of financial performance recognized under Brazilian GAAP or IFRS and they should not be considered alternatives to net income (loss) as measures of operating performance, or as alternatives to operating cash flows, or as measures of liquidity. EBITDA and adjusted EBITDA are not calculated using a standard methodology and may not be comparable to the definition of EBITDA or adjusted EBITDA, or similarly titled measures, used by other companies.

Net Operating Revenues

Net operating revenues increased R$2,468 million, or 11%, from R$22,969 million in 2018 to R$25,436 million in 2019, mainly due to increased sales volume and iron ore prices in the mining markets.

Net domestic revenues decreased R$403 or 4%, from R$11,353 million in 2018 to R$10,951 million in 2019, while net revenues of exports and sales abroad increased 25%, from R$11,615 million in 2018 to R$14,486 million in 2019, driven by increased sales volume and realized iron ore prices.

Steel

Steel net operating revenues decreased R$1,685 million, or 11%, from R$15,634 million in 2018 to R$13,949 million in 2019 and sales volume decreased 11% from 5.1 million tons in 2018 to 4.5 million tons in 2019, mainly due to (i) our sale of our Heartland Steel Processing, LLC in 2018, and (ii) the slowdown of the global economy in 2019.

Mining

Mining net operating revenues increased R$4,043 million, or 68%, from R$5,985 million in 2018 to R$10,028 million in 2019, due to higher prices and record levels of iron ore production and sales. Sales volume increased 11%, from 34.8 million tons in 2018 to 38.5 million tons in 2019.

Logistics

In 2019, net operating revenues from railway logistics were R$1,321 million and net operating revenues from port logistics were R$240 million, while in 2018, net operating revenues from railway logistics were R$1,506 million and net operating revenues from port logistics were R$266 million. In 2019, TECON moved 161,000 containers, 423,000 tons of steel products, 205,000 tons of general cargo, 626,000 tons of solid bulk and 1,700 vehicles, as compared to 247,000 containers, 778,000 tons of steel products and 15,000 tons of general cargo in 2018.

40550.00004

Energy

Our net operating revenues from the energy segment decreased R$85 million, or 21%, from R$411 million in 2018 to R$325 million in 2019, mainly due to a decrease in energy available for sale as a result of an increase in our proprietary consumption and a decrease in market prices.

Cement

Cement net revenue decreased R$17 million, or 3%, from R$588 million in 2018 to R$571 million in 2019, mainly due to lower sales volume as a result of stoppages for scheduled maintenance in 2019.

Cost of Products Sold

Consolidated cost of products sold increased R$1,158 million, or 7%, from R$16,106 million in 2018 to R$17,263 million in 2019, mainly due to the 18.5% appreciation of the U.S. dollar against the real in 2019 that resulted in higher raw materials prices, as well as an increase in iron ore volume sold and maintenance of our Blast Furnace No. 3.

Steel

Consolidated steel costs of products sold were R$12,963 million in 2019, representing a 3% increase as compared to R$12,613 million in 2018, mainly due to lower proprietary production in 2019 of materials used in steel production as a result of maintenance of our Blast Furnace No. 3, which resulted in purchases of these materials from third parties at higher prices.

The following table sets forth a breakdown of our steel production costs in the periods presented. Except for coal and coke, which we import, and certain metals (such as aluminum, zinc and tin) with domestic prices linked to international prices, our production costs are mostly denominated in reais.

Steel Production Cost	2019		2018		Variation 2019 v. 2018
	R$ million	R$/ton	R$ million	R$/ton	R$ million	R$/ton
Raw materials	6,664	1,795	5,414	1,364	1,250	430.7
Iron ore	834	225	881	222	(46)	2.9
Coal	1,226	330	1,508	380	(282)	(49.8)
Coke	1,168	315	1,291	325	(123)	(10.7)
Coils	557	150	0	0	557	150.2
Metals	583	157	788	199	(74)	(8.5)
Outsourced slabs	1,253	338	30	8	1,222	329.8
Pellets	558	150	467	118	91	32.6
Scrap	178	48	225	57	(48)	(8.9)
Other	306	83	223	56	(48)	(6.8)
Labor	990	267	912	230	78	36.9
Other production costs	2,623	707	2,618	659	4	46.5
Energy / fuel	1,114	300	1,179	297	196	68.8
Services and maintenance	423	114	638	161	(320)	(73.2)
Tools and supplies	364	98	354	89	10	9.0
Depreciation	443	119	390	98	53	21.0
Other	277	75	57	14	64	20.9
Total	10,277	2,768.9	8,944	2,253	1,331	514.1

40550.00004

Mining

Our mining costs of products sold increased R$811 million, or 23%, from R$3,586 million in 2018 to R$4,396 million in 2019, mainly due to an increase in sales volume.

Logistics

Cost of services attributable to our logistics segment decreased R$36 million, or 3%, from R$1,239 million in 2018 to R$1,204 million in 2019, mainly due to adjustments in fuel prices.

Energy

Cost of products sold attributable to our energy segment decreased R$20 million, or 7%, from R$287 million in 2018 to R$267 million in 2019, mainly due to a decrease in energy available for sale as a result of an increase in our proprietary consumption.

Cement

Cost of products sold attributable to our cement segment increased R$63 million, or 12%, from R$544 million in 2018 to R$608 million in 2019, mainly due to an increase in the volume of slag purchased upon resuming operations of our Blast Furnace No. 3.

Gross Profit

Gross profit increased R$1,310 million, or 19%, from R$6,863 million in 2018 to R$8,173 million in 2019, due to an increase of R$2,468 million in net revenues, which was partially offset by an increase of R$1,158 million in cost of products sold, as discussed above.

Steel

Gross profit in the steel segment decreased R$2,035 million, or 67%, from R$3,021 million in 2018 to R$986 million in 2019, due to the reasons discussed above.

Mining

Our gross profit in the mining segment increased R$3,232 million, or 135%, from R$2,399 million in 2017 to R$5,631 million in 2019, due to the reasons discussed above.

Logistics

Gross profit in the logistics segment decreased R$175 million, or 33%, from R$533 million in 2018 to R$358 million in 2019, due to the reasons discussed above.

Energy

Gross profit in the energy segment decreased R$65 million, or 53%, from R$124 million in 2018 to R$59 million in 2019, due to the reasons discussed above.

Cement

Gross profit (loss) in the cement segment decreased R$81 million, or 184%, from gross profit of R$44 million in 2018 to gross loss of R$37 million in 2019, due to the reasons discussed above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased R$96 million, or 4%, from R$2,758 million in 2018 to R$2,854 million in 2019. Selling expenses increased R$79 million, or 4%, from R$2,264 million in 2018 to R$2,343 million in 2019, mainly due to an increase in average freight rates. General and administrative expenses increased R$17 million, or 3%, from R$494 million in 2018 to R$511 million in 2019.

40550.00004

Other Operating Income (Expenses)

Other operating income (expenses) decreased R$4,608 million from other operating income of R$2,705 million in 2018 to other operating expense of R$1,903 million in 2019.

Other operating income decreased R$3,532 million from R$4,036 million in 2018 to R$504 million in 2019, mainly due to the following events in 2018: (i) from other comprehensive income of the accumulated gain of R$1,656 million generated from Usiminas’ shares which we measured at fair value through profit or loss upon adoption of IFRS 9 as of January 1, 2018, (ii) R$1,164 million recognized from the sale of Heartland Steel Processing, LLC in June 2018 and (iii) the recognition of tax credits from the PIS and COFINS calculation basis of prior years in the amount of R$1,102 million in 2018 as compared to R$124 million in 2019, which tax credits we recognized as other operating income with a corresponding monetary correction as financial income.

Other operating expenses increased R$1,076 million from R$1,331 million in 2018 to R$2,407 million in 2019, mainly due to the realization of our cash flow hedge accounting in the amount of R$790 million in 2019 and the classification of operating idleness in the amount of R$547 million in 2019 due to maintenance of our Blast Furnace No. 3.

Equity in Results of Affiliated Companies

Equity in results of affiliated companies decreased R$10 million, or 7%, from R$136 million in 2018 to R$126 million in 2019, mainly due to a decrease in the results of TLSA and MRS.

Operating Income

Operating income decreased R$3,405 million, or 49%, from R$6,947 million in 2018 to R$3,542 million in 2019, due to the reasons discussed above.

Financial Income (Expenses), Net

Financial income (expenses) generated net financial expenses of R$2,131 million in 2019, as compared to net financial expenses of R$1,496 million in 2018, representing an increase in net financial expenses of R$635 million, mainly due to (i) recognition of monetary adjustment applicable on tax credits of PIS and COFINS of R$1,134 million in 2018 as compared to R$206 million in 2019, because we had overpaid PIS and COFINS since 2001 due to the inclusion of value-added tax in their bases of calculation for which we filed a tax claim and obtained a favorable judgment in 2018; (ii) R$120 million in interest incurred in 2019 on prepayments for sales of iron ore to be delivered over the course of five years; (iii) R$72 million in premiums paid in our repurchases of outstanding notes in 2019; and (iv) financial income of R$72 million in 2018 related to present value adjustments on accrued environmental liabilities, which we did not have in 2019. These effects were partially offet by fluctuation of the U.S. dollar/real exchange rate, which generated a foreign exchange gain of R$53 million in 2019 as compared to a foreign exchange loss of R$534 million in 2018.

Income Taxes

Income tax expense in Brazil refers to federal income tax and social contribution. The statutory rates for these taxes applicable to the periods presented in this annual report were 25% for federal income tax and 9% for social contribution. Adjustments are made to income in order to reach the effective tax expense or benefit for each fiscal year. As a result, our effective tax rate between fiscal years is volatile.

At statutory rates, we had a tax expense of R$480 million in 2019 and R$1,853 million in 2018, which represents 34% of our income before taxes. After adjustments to meet the effective rates, we recorded income for income tax and social contribution of R$834 million in 2019, as compared to an expense of R$250 million in 2018. Expressed as a percentage of pretax income, our effective income tax rate was 5% in 2018 and (59)% in 2019. In 2019, adjustments to meet the effective income tax rate amounted to income of R$1,313 million, mainly due to a positive impact of R$1,530 million related to deferred income tax credits recognized in the year, which was partially offset by R$236 million in tax on the results of subsidiaries at different rates or not taxed.

40550.00004

For further information, see note 14.a. to our audited consolidated financial statements included elsewhere in this annual report.

It is not possible to predict future adjustments to federal income tax and social contribution statutory rates, as they depend on interest on shareholders’ equity, tax incentives and non-taxable factors, including income from offshore operations and tax losses from offshore operations.

Net Income (Loss) for the Year

In 2019, we recorded net income of R$2,245 million, as compared to R$5,201 million in 2018. The decrease of R$2,956 million was due to the reasons discussed above.

Year 2018 Compared to Year 2017

We maintain integrated operations in five business segments: steel, mining, logistics, cement and energy. We manage and control the performance of our various business segments considering our proportional interest in our jointly controlled entities, MRS and CBSI – Companhia Brasileira de Serviços de Infraestrutura, reflected in the figures presented below.

Our consolidated results for the years ended December 31, 2018 and 2017, by business segment are presented below:

R$ million	Year ended December 31, 2017
Consolidated Results	Steel	Mining	Port	Railway	Energy	Cement	Corporate Expenses/ Elimination	Consolidated
Net Revenue
Domestic Market	7,819	829	238	1,417	408	487	(2,491)	8,706
Foreign Market	5,140	3,792					886	9,818
Total net revenue	12,959	4,621	238	1,417	408	487	(1,605)	18,525
Cost of sales and services	(10,538)	(3,006)	(157)	(1,025)	(285)	(513)	1,927	(13,597)
Gross Profit	2,421	1,615	81	392	123	(26)	322	4,928
General and administrative expenses	(964)	(159)	(28)	(95)	(27)	(81)	(877)	(2,231)
Depreciation	659	491	16	295	17	122	(190)	1,409
Proportional EBITDA of joint venture							538	538
Adjusted EBITDA*	2,116	1,947	69	592	113	15	(207)	4,644

R$ million	Year ended December 31, 2018
Consolidated Results	Steel	Mining	Port	Railway	Energy	Cement	Corporate Expenses/ Elimination	Consolidated
Net revenue
Domestic market	10,328	972	266	1,506	411	588	(2,719)	11,353
Foreign market	5,306	5,012					1,297	11,615
Total net revenue	15,634	5,985	266	1,506	411	588	(1,421)	22,969
Cost of sales and services	(12,613)	(3,586)	(190)	(1,049)	(287)	(544)	2,163	(16,106)
Gross profit	3,021	2,399	76	457	124	44	742	6,863
General and administrative expenses	(985)	(145)	(35)	(106)	(28)	(96)	(1,362)	(2,758)
Depreciation	609	367	20	259	17	115	(213)	1,175
Proportional EBITDA of joint venture							568	568
Adjusted EBITDA*	2,645	2,621	61	610	113	63	(265)	5,849

*  We calculate EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results from discontinued operations. We calculate adjusted EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results of discontinued operations, plus other operating income (expenses), equity in results of affiliated companies and the proportionate EBITDA of joint ventures. EBITDA and adjusted EBITDA are not measures of financial performance recognized under Brazilian GAAP or IFRS and they should not be considered alternatives to net income (loss) as measures of operating performance, or as alternatives to operating cash flows, or as measures of liquidity. EBITDA and adjusted EBITDA are not calculated using a standard methodology and may not be comparable to the definition of EBITDA or adjusted EBITDA, or similarly titled measures, used by other companies.

40550.00004

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

40550.00004

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

40550.00004

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

40550.00004

For further information, see note 14 to our audited consolidated financial statements included elsewhere herein.

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

In order to better reflect the effect of exchange rate fluctuations on our financial statements, we designate part of our U.S. dollar-denominated liabilities as a hedge for future exports. As a result, we temporarily record the exchange rate variation arising from these liabilities directly in net equity as “other comprehensive income,” which amounted to R$1,256 million as of December 31, 2019. This amount is transferred to our income statement when exports occur, thus allowing impacts from the exchange rate fluctuations on liabilities and on export revenues to be recorded simultaneously. For more information, see note 12.b. to our audited consolidated financial statements included elsewhere in this annual report.

5B. Liquidity and Capital Resources

Overview

Our main uses of funds are capital expenditures and debt repayments. We have historically met these requirements with cash generated by our operating activities and through the issuance of short and long-term debt instruments. In 2019, we met our cash needs primarily through a combination of operating cash flow, cash and cash equivalents on hand and newly issued long-term debt instruments in order to repay the portion of our total debt maturing in 2019.

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

Sources of Funds and Working Capital

Cash Flows

Cash and cash equivalents decreased by R$1,159 million in 2019, compared to a decrease of R$1,164 million in 2018 and a decrease of R$1,460 million in 2017.

Operating Activities

Cash provided by operating activities was R$2,208 million in 2018 and R$4,872 million in 2019. The increase of R$2,664 million in cash provided by operating activities was mainly due to R$2,525 million in prepayments for sales of iron ore over the course of five years.

40550.00004

Investing Activities

Cash used in investing activities was R$98 million in 2018 and R$2,236 million in 2019. The increase of R$2,138 million in cash used in investing activities was mainly due to (i) an increase of R$899 million in capital expenditures from R$1,317 million in 2018 to R$2,216 million in 2019; and (ii) our receipt in 2018 of R$1,670 million from the sale of our U.S. subsidiary Heartland Steel Processing, LLC.

Financing Activities

Cash used in financing activities was R$3,257 million in 2018 and R$3,789 million in 2019. The increase of R$532 million in cash used in financing activities was mainly due to (i) an increase of R$6,755 million in payments on our outstanding debt from R$5,020 million in 2018 to R$11,775 million in 2019, (ii) amortization payments of R$95 million on our rights of use pursuant to IFRS 16, which we adopted as of January 1, 2019, (iii) R$1,920 million in dividends paid in 2019 as compared to R$502 million in 2018 and (iv) our receipt of R$213 million from our sale of shares held in treasury in 2018, which did not occur in 2019. These effects were partially offset by an increase of R$7,925 million in new borrowings, from R$2,144 million in 2018 to R$10,069 million in 2019.

Trade Accounts Receivable Turnover Ratio

Our trade accounts receivable turnover ratio, which is the ratio between our trade accounts receivable and our net operating revenues, measured in days of sales, decreased by one day to 34 days as of December 31, 2017, as compared to 27 days as of December 31, 2018 and 25 days as of December 31, 2019.

Inventory Turnover Ratio

Our inventory turnover ratio, which we measure by dividing our inventories by our annualized cost of products sold, measured in days of cost of products sold, was 95 days, 99 days and 92 days as of December 31, 2017, 2018 and 2019, respectively.

Trade Accounts Payable Turnover Ratio

Our trade accounts payable turnover ratio, which we measure by dividing our trade accounts payable by our annualized cost of products sold, measured in days of cost of products sold, was 62 days, 78 days and 84 days as of December 31, 2017, 2018 and 2019, respectively. This extension in payment terms reflects our renegotiation of commercial terms with our suppliers and contractors.

Liquidity Management

Given the capital intensive and cyclical nature of our industry and the generally volatile Brazilian macroeconomic environment, we retain cash on hand to run our operations and to meet our short-term financial obligations. As of December 31, 2019, cash and cash equivalents were R$1,089 million, as compared to R$2,248 million as of December 31, 2018 and R$3,412 million as of December 31, 2017.

As of December 31, 2019, our short-term and long-term indebtedness accounted for 18% and 82%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately eight years, considering a 40-year term for the perpetual bonds issued in September 2010.

Capital Expenditures and Investments

In 2019, we had capital expenditures and investments of R$2,216 million, mainly in:

•         R$1,343 million in steel: major repairs on our Blast Furnace No.3; sintering modernization project to increase sinter production; sustaining investments in coke plants at Presidente Vargas Steelworks and its technological modernization projects; maintenance investments and spare parts in all our steel facilities;

•         R$647 million in mining: projects in iron ore beneficiation to increase iron ore quality, reduce reliance on dams and turn part of waste into product; maintenance and safety measures on our tailings dams; maintenance investments and spare parts in all our mining facilities and ports; and

•         R$87 million in cement: sustaining projects in the Volta Redonda and Arcos plants.

40550.00004

Additionally, in 2019, we focused and prioritized our investments in implementing sustaining projects to maintain our operational capability and to comply with environmental and safety requirements, and we invested R$540 million, mainly in:

•         extraction of 1.3 Mtpy of pellet feed from plant tailings in our Casa de Pedra mine; and

•         maintenance of our Blast Furnace No. 3 at Presidente Vargas Steelworks.

Of our total investments in 2019, R$842 million were for spare parts and R$834 million were for maintenance investments.

In 2018, we had capital expenditures and investments of R$1,229 million, mainly in:

•         R$579 million in steel: sustaining investments in coke plants at Presidente Vargas Steelworks and its technological modernization projects, as well as maintenance projects in all our steel plants;

•         R$480 million in mining: projects in iron ore beneficiation to increase iron ore quality, maintenance of tailings dams and sustaining investments in all our mining facilities; and

•         R$72 million in cement: sustaining projects in the Volta Redonda and Arcos plants.

We expect to meet our liquidity requirements from cash generated from operations, and, if needed, the issuance of debt securities. For details on our Planned Investments see “Item 4D. Property, Plant and Equipment—Acquisitions and Dispositions.”

Debt and Derivative Instruments

As of December 31, 2019 and 2018, our total debt (composed of current and non-current portions of borrowings and financings) was R$27,967 million and R$28,827 million (including transactions costs), respectively, which represents 246% and 288% of shareholders’ equity as of December 31, 2019 and 2018, respectively. As of December 31, 2019, our short-term debt (composed of current borrowings and financings, which includes current portion of long-term debt) was R$5,126 million and our long-term debt (composed of non-current borrowings and financings) was R$22,841 million.

As of December 31, 2019, approximately 40% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars.

Our policy is to protect ourselves against foreign exchange losses and interest rate losses on our debt, which we do through hedge accounting.

The following table sets forth our borrowings, financing and debentures, which we record at amortized cost:

	Consolidated
	Current liabilities	Non-current liabilities
	As of December 31, 2019

Debt agreements in the international market
Variable interest:
US$
Prepayment	1,769,975	2,563,928
Fixed interest:
US$
Bonds, Perpetual Bonds and ACC(1)	2,047,032	10,177,517
EUR
Others	223,204	147,241
	4,040,211	12,888,686

Debt agreements in Brazil
Securities with variable interest in:
R$
BNDES/FINAME, Debentures, NCE and CCB	1,086,985	10,049,783
Securities with fixed interest in:
R$
Intercompany	25,038	-
	1,112,023	10,049,783
Total borrowings and financing	5,152,234	22,938,469
Transaction costs and issue premiums	(26,391)	(97,276)
Total borrowings and financing + transaction costs	5,125,843	22,841,193

40550.00004

(1)     In January 2020, we issued US$1,000 million in aggregate principal amount of 6.750% senior notes due 2028, part of the proceeds of which we used to repurchase US$433.6 million in aggregate principal amount of our outstanding 6.50% senior notes due 2020.

See further details in notes 11 and 12 to our audited consolidated financial statements included elsewhere in this annual report.

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

In April 2019, we issued US$600 million in aggregate principal amount of 7.625% senior notes due 2026 and US$400 million in aggregate principal amount of additional 7.625% notes due 2023. We used the proceeds from these issuances to repurchase US$1,000 million in aggregate principal amount of our outstanding 6.875% senior notes due 2019 and 6.50% senior notes due 2020 issued by our subsidiaries CSN Islands XI Corp. and CSN Resources S.A., respectively.

In January 2019, we issued R$1,950 million in aggregate principal amount of our 10th series of non-convertible debentures with a five year maturity. We used all proceeds from this issuance to pay part of our outstanding debt with Caixa Econômica Federal.

In February 2019, CSN Mineração entered into an export prepayment agreement for the supply of approximately 22 million tons of iron ore over five years with Glencore International AG in an aggregate principal amount of US$500 million. In July 2019, CSN Mineração entered into an additional export prepayment agreement for the supply of approximately 11 million tons of iron ore in an aggregate principal amount of US$250 million.

In March 2019, we renegotiated our pre-export finance agreement entered into with Caterpillar Financial Services Corporation in an aggregate principal amount of US$148 million, which is secured by a pledge over certain equipment.

In September 2019, we entered into agreements for US$150 million in aggregate principal amount of pre-export finance and ACC (Adiantamento sobre Contrato de Câmbio) with Bank of China, maturing in 2024.

In September 2019, we issued R$278 million in aggregate principal amount of NCE (Nota de Crédito à Exportação) with Bradesco, maturing in 2023. We also entered into a swap agreement with Bradesco for the same notional amount and maturity of the NCE.

In November 2019, CSN Mineração entered into an agreement for US$50 million in aggregate principal amount of pre-export finance with J.P. Morgan, maturing in 2021.

40550.00004

The following chart sets forth our debt maturity profile as of December 31, 2019:

The table below sets forth the maturity profile of our long-term debt as of December 31, 2019, gross of transaction costs and premiums on issuance.

Maturity	Principal Amount
(in thousands of R$)
2021	3,576,306
2022	3,311,843
2023	7,378,252
2024	1,640,183
2025	68,595
After 2025	2,932,590
Perpetual bonds	4,030,700
Total	22,938,469

In January 2020, we issued US$1,000 million in aggregate principal amount of 6.750% senior notes due 2028, part of the proceeds of which we used to repurchase US$433.6 million in aggregate principal amount of our outstanding 6.50% senior notes due 2020.

5C. Research and Development and Innovation

We have over 60 years of experience in research, development and innovation and were the first Brazilian steelmaker to produce coated and pre-painted steel.

We aim to provide an innovative approach to our operations in each of our business segments and CSN Inova and our Research and Development Center, or R&D Center, are entirely dedicated to providing innovative solutions.

Established in 2018, CSN Inova is responsible for leading and disseminating our innovation strategy and processes throughout our business segments by presenting new methodologies to address the challenges we face, leading our digital developments and searching for new business development opportunities.

Our R&D Center, located in Volta Redonda, counts with our product development management team to develop new products to increase our competitiveness. This team seeks to optimize our product mix and to expand our product portfolio in order to gain market share across our different business segments, as well as to implement new technologies for our production processes.

40550.00004

Our R&D Center comprises 15 laboratories that conduct analysis related to the physical, chemical, mechanical and metallurgical characteristics of our steel and other alloys, with advanced equipment such as optical and scanning electron microscopy. We also have a laboratory dedicated to environmental monitoring, which is certified by INEA.

5D. Trend Information

Given the global macroeconomic situation as of the date of this annual report resulting from the spread of COVID-19 and government measures to address it, while we cannot foresee the impacts on our markets for 2020, we generally expect an adverse impact on the demand environment as compared to 2019 and, consequently, a decrease in global steel prices and iron ore prices. For more information, see “Item 3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—The outbreak of communicable diseases such as the ongoing COVID-19 outbreak on a global scale may affect investment sentiment, cause operational disruptions and result in sporadic volatility in global markets.

Steel

The WSA estimates that global steel demand, including China, reached 1.87 billion tons in 2019, which would represent an increase of 3.4% as compared to 2018. Crude steel production increased in 2019 in Asia and the Middle East and decreased in all other countries.

Mining

Following a stable market with an average iron ore price of US$71.32/dmt in 2017 and US$69.46/dmt (Platts, Fe 62%) in 2018, the seaborne iron ore supply faced several disruptions in 2019 from key players in the industry, including the Brumadinho accident in Brazil and adverse weather conditions in Australia. This scenario, coupled with significant investments in infrastructure and construction in China, resulted in iron ore prices surpassing US$126/dmt for the first time since 2014 and average iron ore prices increased 34.5% from 2018 to US$93.4/dmt in 2019.

Chinese annual iron ore imports remained stable at 1.048 billion tons in 2019, as compared to 1.050 billion tons in 2018, and the global seaborne iron ore market was stable at 1.479 billion tons in 2019, as compared to 1.499 billion tons in 2018. Following the accident of another mining company at Córrego do Feijão dam in Brumadinho, in the state of Minas Gerais, in January 2019, supply constraints maintained seaborne iron ore prices at high levels, reaching an average of US$92.44/dmt (Platts, Fe62%, N. China) in January 2020.

5E. Off-Balance Sheet Arrangements

In addition to the debt that is reflected on our balance sheet, we are contingently liable for off-balance concession payments and “take-or-pay” contractual obligations. The following table summarizes our off-balance sheet obligations:

Contingent Liability with Respect to Consolidated and Non-Consolidated Entities as of December 31, 2019

	Aggregate Amount	Maturity
	(in millions of R$)
Guarantees of Debt:
Transnordestina	2,474	September 2056 and indefinite

Concession	Type of service	2020	2021	2022	After 2022	Total

FTL	30-year concession granted on December 31, 1997, renewable for another 30 years, to develop public service and operating the railway system in northeastern Brazil. The northeastern railway system covers 4,238 km of railway network and operates in Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	12,238	9,790	9,790	48,950	80,768
CSN Mineração	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that make up the Port of Itaguaí, located in Rio de Janeiro. The concession was renewable and the agreement expires in 2047.	186,577	186,577	185,577	4,586,673	5,146,403
TECON	25-year concession started in July 2001. On May 10, 2017, Decree No. 9,048 was approved, which changes the concession extension period for port operations. The requested extension period, added to the initial period, cannot exceed 70 years.	35,456	36,925	38,448	146,780	257,609
		234,270	233,292	234,814	4,782,403	5,484,780

40550.00004

“Take-or-Pay” Contractual Obligations

	Payments Period
Type of service	2018	2019	2020	2021	2022	After 2022	Total
Transportation of iron ore, coal, coke, steel products, cement and mining products.	406,920	1,555,398	1,184,627	1,106,047	1,136,469	4,441,842	7,869,985
Supply of power, natural gas, oxygen, nitrogen, argon, iron ore pellets, coal and clinker.	658,166	966,405	391,750	33,317	24,940	200,121	650,128
Processing of furnace sludge and slag generated during pig iron and steel production.	9,467	56,024	21,164	11,571	11,571	3,599	47,905
Manufacturing, repair, recovery and production of ingot casting machine units.	21,533	5,930	1,896				1,896
	1,096,086	2,583,757	1,599,437	1,150,935	1,172,980	4,645,562	8,568,914

Guarantees of Debt

We guarantee 100% of the loans granted by BNDES and Banco do Nordeste/FNE to TLSA and 50.97% of the debentures held by FDNE and issued by TLSA. The aggregate principal amount of debt outstanding under the debentures guaranteed by us as of December 31, 2019 was R$2,474 million.

Under the TLSA Investment Agreement we and our partners, Valec and FDNE, agreed on a budget of R$7.5 billion to complete the construction of the Northeastern Railway System II. A revised budget of approximately R$13.2 billion is under review and up for approval by ANTT. If the construction of Northeastern Railway System II requires funds in addition to the budget, they will be provided by us or third parties under trackage right agreements.

Contingent Liability for Concession Payments

FTL

As of December 31, 2019, we held 92.38% of the capital stock of FTL, which has a concession to operate the Northeastern Railway System I until 2027, renewable for an additional 30 years. As of December 31, 2019, FTL had R$81 million in concession payments outstanding over the remaining eight years of the concession

40550.00004

CSN Mineração

We hold the concession to operate TECAR, a solid bulks terminal, one of four terminals that form the Itaguaí Port, located in the state of Rio de Janeiro. In 2015, we achieved the anticipated contract renewal for 25 more years and, accordingly, the expiration date was extended from 2022 to 2047. Itaguaí Port, in turn, is connected to the Presidente Vargas Steelworks and CSN Mineração by the Southeastern railway system. Our imports of coal and coke and exports of iron ore occur through this terminal. Under the terms of the concession, we must unload at least 3.0 million tons of coal and coke annually and, as of 2020, we must ship 38.5 million tons of iron ore annually.

As of December 31, 2019, R$5,146 million was outstanding over the remaining 28 years of the concession.

TECON

We indirectly own 100% of TECON, which has a concession to operate the container terminal at Itaguaí Port for a 25-year term expiring in 2026, renewable for another 25 years. As of December 31, 2019, approximately R$258 million of the cost of the concession was outstanding and payable over the remaining six years of the concession. For more information, see “Item 4D. Property, Plant and Equipment—Acquisitions and Dispositions.”

Transportation of Iron Ore, Coal, Coke, Steel Products, Cement and Mining Products

MRS

Transportation of Iron Ore, Coal and Coke to Volta Redonda

In 2019, the volume set for iron ore and pellets was 6.4 mkt and the volume set for coal, coke and other smelter products was 3.0 mkt with a guarantee of payment of at least 85% of forecast annual revenue.

Transportation of Iron Ore for Export from Itaguaí

In 2019, the volume set for iron ore was 41.5 mkt, with a guarantee of payment of at least 85%. We may increase by up to 10% or decrease by up to 15% the volume set in the agreement every year, considering the volume informed in the previous year.

Transportation of Steel Products

In 2019, the volume set for steel products was 1.8 mkt, with a guarantee of payment of at least 80%. The agreement covers the transportation of steel products from the Presidente Vargas Steelworks to third party terminals and customers.

Cement Transportation

This agreement covers transportation of bagged cement from the cement plant at Presidente Vargas to our terminals. In 2019, the volume set was 633.6 kt, with a guarantee of payment of at least 80%.

Ferrovia Centro Atlântica

Transportation of Limestone

This agreement covers transportation of limestone from the city of Arcos to the city of Volta Redonda. In 2019, the volume set for limestone was 1.8 mkt, with 70% of performance volume guarantee.

Transportation of Clinker

This agreement covers transportation of clinker products from the city of Arcos to the city of Volta Redonda. In 2019, the volume set was 660 kt, with a guarantee of payment of at least 90%.

40550.00004

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

5F. Tabular Disclosure of Contractual Obligations

The following table presents our long-term contractual obligations as of December 31, 2019:

	Payment due by period
	(in millions of R$)

Contractual Obligations		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

Long-term accrued finance charges(1)	13,232	1,595	2,509	1,360	7,768
Taxes payable in installments	87	19	19	18	31
Long-term debt(2)	22,841	0	6,843	8,978	7,020
“Take-or-pay” contracts	8,569	1,599	2,324	2,326	2,320
Derivatives swap agreements(3)	0	0	0	4	0
Concession agreements(4)	5,485	234	468	471	4,312

Purchase Obligations
Raw materials(5)	6,436	3,434	1,531	1,471	0
Maintenance(6)	744	592	150	2	0
Utilities/Fuel(7)	2,167	2,018	144	5	0
Total	9,347	6,045	1,824	1,477	0

_______________________

(1)   These accrued finance charges refer to the cash outflow related to the contractual interest expense of our long-term debt and were calculated using the contractual interest rates taken forward to the maturity dates of each contract.

(2)   These amounts were presented net of transaction costs and issue premiums.

(3)   Derivative swap agreements were calculated based on market prices as of December 31, 2019.

(4)   Refers to TECON, TECAR and FTL concessions agreements.

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

40550.00004

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

Our board of directors holds at least six ordinary meetings per year and extraordinary meetings whenever necessary.

Our directors and executive officers as of the date of this annual report are:

Name	Position	Age(1)	First Elected on	Last Elected on
Board of Directors
Benjamin Steinbruch	Chairman	66	April 23, 1993	April 26, 2019
Fabiam Franklin	Member	52	April 28, 2016	April 26, 2019
Yoshiaki Nakano	Member	75	April 29, 2004	April 26, 2019
Antonio Bernardo Vieira Maia	Member	60	April 30, 2013	April 26, 2019
Miguel Ethel Sobrinho	Member	73	April 26, 2019	April 26, 2019

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer	66	April 30, 2002	September 25, 2019
David Moise Salama	Executive Officer	53	August 2, 2011	September 25, 2019
Luis Fernando Barbosa Martinez	Executive Officer	56	August 2, 2011	September 25, 2019
Pedro Gutemberg Quariguasi Netto	Executive Officer	54	May 11, 2016	September 25, 2019
Marcelo Cunha Ribeiro	Chief Financial and Investor Relations Officer	42	29 September, 2017	September 25, 2019

_______________________

(1)   Age as of the date of this annual report.

The next election for our board of directors is expected to take place in April 2021. The next election for our board of executive officers is expected to take place in September 2021.

Board of Directors

Following is a brief biography of the members of our board of directors.

Benjamin Steinbruch. Mr. Steinbruch has been a member of our board of directors since April 1993, and has held the positions of chairman since April 1995 and chief executive officer since April 2002. He is in charge of our mining, railways and institutional strategy. He has been chairman of the board of directors of the Jockey Club of São Paulo since 2017, a member of the Board of Economic and Social Development since 2014, a member of the Administrative Board of the Portuguese Chamber, member of the Interinstitutional Advisory Board of the Superior Court of the state of São Paulo, chairman of the board of directors of CSN Mineração (controlled by us), and chairman of the deliberative council of the CSN Foundation. Currently he also holds the position of chairman of the board of directors of Textília S.A., or Textília, Fibra Cia. Securitizadora de Créditos Imobiliários, Elizabeth S.A. – Indústria Têxtil, Vicunha Steel S.A., or Vicunha Steel, and Banco Fibra S.A., or Banco Fibra, vice chairman of the board of directors of Vicunha Aços S.A., or Vicunha Aços; member of the board of directors of, Vicunha Participações S.A. and, Officer of Rio Purus Participações S.A., Rio Iaco Participações S.A., or Rio Iaco Participações, and Administrator of Fazenda Alvorada de Bragança Agro-Pastoril Ltda. (all these companies belong to our controlling group). Over the past five years, he also served as First Vice-President of the Federation of Industries of the state of São Paulo (Federação das Indústrias do Estado de São Paulo), or FIESP, since September 2004, member of FIESP’s Superior Strategic Board, advisor to the Robert Simonsen Institute, chairman of the board of directors of Companhia Metalúrgica Prada, TLSA and FTL and as administrator of Haras Phillipson Ltda. (dissolved in November 2017). Mr. Steinbruch graduated from the Fundação Getúlio Vargas – FGV/SP Business School and specialized in marketing and finance also at Fundação Getúlio Vargas – FGV/SP.

Fabiam Franklin. Mr. Franklin has been a member of our board of directors since April 2016. Since April 4, 2016 he has been serving as chairman of the Advisory Council of CSN’s Stock Investment Fund (CSN Invest Fundo de Investimentos em Ações), as manager of the CSN Financial Education Program since 2008 and as general manager of steel metallurgy at CSN since November 2002. He also served as a member of the board of directors of the Brazilian Association of Metallurgy and Mining (Associação Brasileira de Metalurgia, Materiais e Mineração) from 2015 until 2017. Mr. Franklin graduated in metallurgical engineering from Universidade Federal Fluminense – UFF/RJ and holds a graduate degree in reduction metallurgy, from the – Mc Master University, Hamilton, Canada, and a master’s in business management from Fundação Dom Cabral – Belo Horizonte/MG. Mr. Franklin has a master’s degree in economics from IBMEC.

40550.00004

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

Miguel Ethel Sobrinho. Mr. Sobrinho has been a member of our board of directors since April 2019 and a member of our audit committee since May 2019. In addition, since 2016, he has been a member of the board of directors of CSN Mineração and an officer and shareholder of Participa – Empreendimentos Imobiliários e Participações Ltda., developing activities focused on interests in shopping malls, gas and hydroelectric energy and fast food chains. He graduated in production engineering from the Polytechnical School of the University of São Paulo and holds a master’s in business administration from the School of Economics and Administration of the University of São Paulo. He was a professor of project and investment analysis at the School of Economics and Administration of the University of São Paulo and a member of the Curator Board and founder of the Administration Institute Foundation of the University of São Paulo.

Board of Executive Officers

Following is a brief biography of the members of our board of executive offers.

Benjamin Steinbruch. See “—Board of Directors.”

David Moise Salama. Mr. Salama was elected as an executive officer in August 2011, is in charge of the real estate, insurance and credit areas. He has been serving at CSN since 2006, having acted as investor relations officer. He is also currently serving as officer of Estanho de Rondônia S.A. and Companhia Florestal do Brasil and is a member of the board of directors of CSN Mineração, CBSI – Companhia Brasileira de Serviços de Infraestrutura, Itá Energética S.A.. He is also a deputy member of the Deliberative Council of Caixa Beneficente dos Empregados of CSN, or CBS and deputy member of the board of directors of Transnordestina Logística S.A. (a company jointly controlled by us) and FTL (controlled by us). Prior to joining CSN, Mr. Salama acted as Financial Officer at Tecnisa Engenharia e Comércio, Birmann Comércio e Empreendimentos and Goldfarb Comércio e Construções, was the head of consolidated financial information of Unilever Brasil and acted as senior auditor at PwC. Mr. Salama graduated in Accounting and has a master’s in business administration in Finance, both from the School of Economics, Business and Accounting of the Universidade de São Paulo / FEA-USP. He complemented his academic education by attending the Oxford Advanced Management and Leadership Program of Saïd Business School at Oxford University, England, and the Harvard Law School Program on Negotiation at Harvard University, United States.

40550.00004

Luis Fernando Barbosa Martinez. Mr. Martinez was elected as an executive officer in August 2011, and is in charge of the commercial and logistic areas of the steel, cement and special sales segment. He has been serving CSN since 2002, having previously acted as sales officer. He is a member of the board of directors of Lusosider – Aços Planos S.A., Lusosider Projectos Siderúrgicos S.A., Lusosider Ibérica S.A., CSN Mineração and MRS, and a member of the Deliberative Council of Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional, or CBS. Mr. Martinez is also a member of the board of directors of Associação Brasileira de Metalurgia, Materiais e Mineração, or ABM, and deputy member of the board of directors of FTL (controlled by us) and Transnordestina Logística S.A. (a company jointly controlled by us). He is also currently serving as an officer of Estanho de Rondônia S.A., CSN Energia, S.A., Companhia Metalúrgica Prada, CSN Equipamentos and SWT. Since March 2017 he is also member of the board of officers of Câmara de Comércio e Indústria Brasil – Alemanha. Prior to joining CSN, Mr. Martinez was a sales officer at Alcan Alumínio do Brasil S.A., having worked at that company for 14 years in different departments (processing, quality, product/market development and sales). He also acted as Executive Officer of the Brazilian Center of Steel Construction - CBCA and of the Brazilian Association of Metallic Construction, and he was president of the Brazilian Association of Steel Packaging - ABEAÇO. Recently, Mr. Martinez received the prize Prêmio Barão de Mauá – Instituto Mauá de Tecnologia as Professional and Market Highlight in 2016. Mr. Martinez graduated with a degree in Metallurgical Engineering from Instituto Mauá de Tecnologia, or IMT, has a graduate degree in industrial management from the School of Production Engineering of the Universidade de São Paulo, and also graduated from the Corporate Management Development Program at Alcan Aluminum Limited in Montreal, Canada.

Pedro Gutemberg Quariguasi Netto. Mr. Quariguasi was elected as an executive officer in May 2016, and is in charge of the steel operational area. Prior to joining us, Mr. Quariguasi acted as chief executive officer of Vale in Mozambique and as Global Officer of Coal of Vale at Mozambique and Australia from March 2014 until April 2016, and as partner and commercial and marketing officer at B&A Mineração from May 2012 until September 2013. Previously, he was the Global Marketing Officer at Vale and chief executive officer in Manganês, he also acted in Rio Tinto and McKinsey & Co. He is also member of the board of directors of MRS and CSN Mineração and chairman of the board of directors of Lusosider – Aços Planos S.A., Lusosider Projectos Siderúrgicos S.A. and Lusosider Ibérica S.A. Mr. Guariguasi has a degree in Metallurgical Engineering from Universidade Federal Fluminense, a master’s degree in Metallurgical Engineering from Pontifícia Universidade Católica do Rio de Janeiro, a PhD in Metallurgical Engineering from McGill University, Canada, and a master’s in business administration in Finance, Corporate Strategy and Economics from McKinsey & Company.

Marcelo Cunha Ribeiro. was elected as an executive officer in September 2017, and is in charge of the treasury, controller, tax and accounting areas and is our chief financial officer and, since March 2018, our chief investor relations officer. He is also member of the board of directors of FTL (controlled by us) and Transnordestina Logística S.A. (a company jointly controlled by us) and a member of the Deliberative Council of Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional, or CBS. He is also currently serving as an officer of Minérios Nacional and CSN Equipamentos S.A. Prior to joining us, Mr. Ribeiro acted as chief financial officer of St. Marche Group, Vice President of Finance and Investor Relations of Restoque Comércio e Confecções de Roupas S.A., chief financial officer of Grupo SBF (GP Investimentos Ltd), Managing Director of the Private Equity area of GP Investimentos Ltd and chief financial officer of San Antonio International Ltd. He was also a member of the board of directors of Hopi Hari SA, Telemar Norte Leste SA (Oi S.A.), Contax Participações S.A., Estácio Participações S.A., Magnesita Refratários S.A., BR Towers SPE1 SA. Mr. Ribeiro graduated in production engineering from the University of São Paulo and has a master’s in business administration from Harvard Business School.

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

40550.00004

6B. Compensation

For the year ended December 31, 2019, the aggregate compensation paid by us to all members of our board of directors and board of executive officers for services in all capacities was R$37.5 million, which includes salaries, bonuses, profit sharing arrangements and benefits, such as medical assistance, pension plan contributions and life insurance, among others. For the year ended December 31, 2019, the aggregate compensation paid by us to all members of our fiscal committee for services was R$0.7 million.

See “Item 6D. Employees” for a brief description of our profit sharing arrangements.

6C. Board Practices

Fiscal Committee

Under Brazilian Corporate Law, shareholders may request the appointment of a fiscal committee (conselho fiscal), which is a corporate body independent of management and our external auditors. The primary responsibility of the fiscal committee is to monitor management’s activities, review the financial statements, and report its findings to shareholders. As of the date of this annual report, we have a fiscal committee in place, which was elected by our annual shareholders’ meeting in April 2019 with a term until our next annual shareholders’ meeting. Our fiscal committee comprises three effective members and three alternate members, of which one effective member and the respective alternate were appointed by our minority shareholders.

The members of our fiscal committee as of the date of this annual report are:

Name	Position	Age(1)	First Elected on	Last Elected on
Tufi Daher Filho	Chairman	60	June 29, 2018	April 26, 2019
Patrícia Valente Stierli	Member	63	April 26, 2019	April 26, 2019
André Coji	Member	56	June 29, 2018	April 26, 2019

_______________________

(1)   Age as of the date of this annual report.

Following is a brief biography of the members of our fiscal committee.

Tufi Daher Filho. Mr. Daher has been a member of our fiscal committee since July 2018. He owns TDF Consultoria Empresarial Ltda., is partner of Empreendimentos e Construtora Ltda. and owner of the Loungerie, Osklen and Richards franchises in Urberlândia, Minas Gerais. For the last five years, Mr. Daher was member of the board of directors of CPTM – Companhia Paulista de Trens Metropolitanos (until January 2019), technical advisor of Hidrovias do Brasil S.A. (until 2018), officer of Metalic, president of the board of directors and chief executive officer of MRS. He was also a member of the board of directors of the National Association of Railroad Companies (Associação Nacional dos Transportadores Ferroviários – ANTF). Mr. Daher graduated in civil engineering from Universidade Católica de Minas Gerais. He has participated in a vocational course taught by the Japan International Cooperation Agency related to transportation planning. Mr. Daher also holds a master’s degree in business administration from Fundação Dom Cabral and has participated in an advanced management program in partnership with INSEAD in France.

Patrícia Valente Stierli. Mrs. Stierli has been a member of our fiscal committee since April 2019. She is also member of the fiscal committee of the Ladies Charitable Society of the Hospital Sírio-Libanês since 2018 and Eletrobras – Centrais Elétricas S.A. (from 2017 to 2019 and as financial expert since 2019). She was a member of the board of directors of PPE Fios Esmaltados S.A. (from 2018 to July 2019) and alternate member of the fiscal committee of the Council on International Educational Exchange – CIEE and Petróleo Brasileiro S.A. – Petrobras. Over the last five years, she has been a member of the fiscal committee of Bardella S.A. Indústrias Mecânicas (2015-2018); member of the board of directors of Pettenati S.A. Indústria Têxtil (2015) and alternate member of the fiscal committee of Dohler S.A. (2017-2018). She was the representative of the fund management department of Banco Fator with the Central Bank and the CVM until mid-2015 and a member of ANBIMA’s Action Committee. She is a management and tax advisor certified by IBGC, manager of third-party funds with the CVM and ANBIMA (through December 2017) and member of the IBGC’s Council of Finance. She has bachelor’s and master’s degrees in business administration from Fundação Getúlio Vargas, with a specialization in controllership.

André Coji. Mr. Coji has been a member of our fiscal committee since July 2018, and works with structured financial operations for renowned companies in the Brazilian real estate market. For the last five years, he was treasury director for a non-profit organization, Unibes, and a member of the advisory board of several Brazilian families, responsible for asset management, fiscal planning, tax and succession planning. He is a member of the board of directors of Via Varejo and a director of FISESP – Federação Israelita do Estado de São Paulo. Mr. Coji graduated in business administration from Fundação Getúlio Vargas (FGV) and in law from Universidade de São Paulo. He has also a board of directors certificate from the IBGC.

40550.00004

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

Our audit committee comprises Mr. Yoshiaki Nakano, Mr. Antonio Bernardo Vieira Maia and Mr. Miguel Ethel Sobrinho. Our audit committee may also be assisted by an external consultant, whenever necessary. All members of our audit committee satisfy the audit committee membership independence requirements set forth by the SEC and the NYSE. All members of our audit committee have been determined by our board of directors to qualify as an “audit committee financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act.

Our audit committee holds at least one ordinary meeting every three months and extraordinary meetings whenever necessary.

For information on the date of election and term of office of the members of our board of directors and board of executive officers, see “Item 6A. Directors and Senior Management.”

Service Contracts

We permit our directors to continue to participate in our employee pension plan after ceasing to be a director.

6D. Employees

As of December 31, 2017, 2018 and 2019, we had 25,189, 24,857 and 24,869 employees, respectively. As of December 31, 2019, approximately 4,020 of our employees were members of the Steelworkers’ Union of Volta Redonda and region, which is affiliated with the Força Sindical since 2012, which is a national union. We believe we have a good relationship with Força Sindical. We have collective bargaining agreements, renewable annually on May 1 of every year. Moreover, we have members affiliated with other unions, such as the Engineers’ Union with 31 members, the Accountants’ Union with one member and the Workers’ Unions from Arcos, Camaçari, Recife and Araucária, with a total of 44 members. At all other companies controlled by CSN, including ERSA, CSN Mineração, FTL and TLSA, we have a total of 984 employees that are members of unions.

In March 1997, we established an employee profit sharing plan. All employees participate in this plan and earn bonuses based on our consolidated results, the results of our business units, employees’ individual results and employees’ competence assessments.

We are also the main sponsor of a non-profit entity, Caixa Beneficente dos Empregados da CSN, established in July 1960, which is primarily engaged in the payment of benefits that supplement the government’s social security benefits to our former employees. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans. See further details in note 26 to our audited consolidated financial statements included elsewhere in this annual report.

40550.00004

6E. Share Ownership

The Steinbruch family, which includes Mr. Benjamin Steinbruch, our chairman and chief executive officer, holds an indirect majority ownership interest in Vicunha Aços and Rio Iaco Participações, our controlling shareholders.

Our executive officers and the members of our board of directors directly held an aggregate of 1,502 shares of our outstanding common shares as of December 31, 2019.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

As of December 31, 2019, our capital stock comprised 1,387,524,047 common shares, each of which entitles its holder to one vote at our shareholders’ meetings.

The following table sets forth, as of December 31, 2019, the number of our common shares owned by our major shareholders:

	Common Shares
		Percent of
	Shares Owned	Outstanding
Name of Person or Group		Shares

Vicunha Aços S.A.(1)	679,522,254	48.97%
Rio Iaco Participações S.A.(2)	58,193,503	4.19%

_______________________

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

7B. Related Party Transactions

Our transactions with related parties consist of (i) transactions with our holding companies; (ii) transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties; and (iii) other unconsolidated related parties, which are detailed in note 18 to our audited consolidated financial statements included elsewhere in this annual report.

         i.      Vicunha Aços and Rio Iaco Participações are holding companies and, as of December 31, 2019, they held 49.24% and 4.22% of our common shares, respectively.

        ii.      Our commercial and financial transactions with our subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties are carried out at market prices and under market conditions, based on common terms and rates applicable to third parties. For further details on these transactions, see note 18 to our audited consolidated financial statements.

      iii.       We maintain relations with other unconsolidated related parties, which include CBS Previdência, Fundação CSN, Banco Fibra, Ibis Agrária Ltda., Ibis Participações e Serviços Ltda., Partifib Projetos Imobiliários Ltda., Vicunha Imóveis Ltda.,Vicunha Serviços Ltda. and Jockey Club de São Paulo.

7C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

8A. Consolidated Statements and Other Financial Information

See “Item 3A. Selected Financial Data” and our audited consolidated financial statements included elsewhere in this annual report.

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

As of December 31, 2019, we and our subsidiaries were defendants in 7,590 labor claims, for which we recorded a provision of R$305.0 million. Most of these claims relate to alleged subsidiary and/or joint liability with respect to our independent contractors, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, health plan, indemnity claims resulting from other alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

Changes in 2018 to our provisions for labor contingencies were due to the closing of certain lawsuits and our constant revision of accounting estimates in setting these provisions, which consider, among other factors, the nature of the claims involved.

Civil Contingencies

These are mainly indemnity claims resulting from contractual disputes and collections, claims for damages and compensation related to our commercial and industrial activities, real estate disputes and disputes for restoring health insurance. As of December 31, 2019, we had recorded a provision of R$139.4 million for these civil contingencies.

We also classify as civil contingencies the administrative and judicial proceedings filed against us for alleged violations of environmental statutes, mainly as a result of our industrial activities, claims for regularization, indemnification or imposition of fines. As of December 31, 2019, the amount relating to probable losses for civil contingencies relating to environmental issues was R$43,498 million.

Tax Contingencies

Our main tax contingency relates to a tax assessment notice involving R$12.3 billion (as of December 31, 2019) issued against us for an alleged failure to submit to taxation a capital gain resulting from the alleged sale of 40% of our shares in former subsidiary Namisa (merged into our subsidiary CSN Mineração as of December 31, 2015) to the Asian Consortium. In May 2017, the São Paulo regional judgment office (Delegacia Regional de Julgamento), which is a lower administrative court, issued a decision cancelling the tax assessment notice. This decision was reversed and the tax assessment was upheld by the second level administrative court – the Administrative Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or CARF. There remains a pending issue under review by the Superior Chamber of CARF regarding the qualified penalty. We have challenged the merits of the tax assessment at the judicial level before and obtained an injunction against any immediate assessment. In April 2018, a federal court of tax enforcement set aside a portion of our assets, including buildings, equipment, land, vehicles and fixtures and furniture, as collateral for our potential liability under this proceeding. At the end of 2019, the court issued a decision favorable to us and cancelled the CARF judgment at the administrative level due to legal nullities. The case is pending final judgment. Our assessment remains that our risk of loss is possible.

This same tax assessment notice resulted in another contingency issued against Namisa (merged into our subsidiary CSN Mineração as of December 31, 2015) involving R$2.8 billion, as of December 31, 2019. This tax assessment is for income tax and social contribution not paid due to allegedly improper goodwill amortization from 2008 to 2011. In May 2013, the São Paulo regional judgment office issued a decision favorable to us and cancelled the tax assessment notice, which decision was confirmed by CARF. After an appeal filed by the Federal Prosecutor’s Office, the Superior Chamber of CARF reversed the decision and reinstated the tax assessment, but there remains a pending issue to be decided by the lower administrative authorities regarding the qualified penalty. We have challenged the formal requirements of the Federal Prosecutor’s Office appeal at the judicial level and obtained an injunction against any immediate assessment. In December 2018, another contingency related to allegedly improper goodwill amortization from 2013 to 2014 was issued against Namisa. This tax assessment demands the payment of income tax and social contribution involving approximately R$1.03 billion, as of December 31, 2019. In June 2019, we filed our appeal to CARF, which issued a decision favorable to us in December 2019. This decision is subject to appeal to the Superior Chamber of CARF and the case is pending final judgment.

40550.00004

In addition, we received tax assessment notices in December 2015 and December 2016 for R$1.4 billion and R$840 million as of December 31, 2019, respectively, for an allegedly improper deduction of interest expenses in pre-payment contracts between us and Namisa. With regards to the December 2015 tax assessment, in August 2019, CARF issued a favorable decision to us cancelling the tax assessment. The Federal Prosecutor’s Office filed an appeal and the Superior Chamber of CARF issued an administrative decision unfavorable to us. We subsequently filed a lawsuit to contest the merits of the tax assessment at the judicial level and the court decided against us. As of the date of this annual report, we are preparing our appeal.

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

Northeastern Railway System Proceedings

The TCU initiated proceedings in April 2016 questioning the legality of the governmental authorizations for the segregation of the Northeastern Railway System into two sub-railway systems – Northeastern Railway System I (in operation by FTL) and Northeastern Railway System II (under construction by TLSA). According to the claim, the Brazilian federal government should have undergone a new bidding process to grant the concession for the construction of the new tracks of the Northeastern Railway System (Northeastern Railway System II).

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

40550.00004

In the course of this proceeding, the TCU suspended further disbursements by government agencies, including the state-owned railway company Valec and FDNE, for the development of Northeastern Railway System II, which has adversely affected the pace of construction of the new tracks.

In July 2019, we revised the engineering project for the development of Northeastern Railway System II and delivered an update regarding the completed and ongoing project phases in order to validate our budget and revise our schedule. As of the date of this annual report, we are awaiting the conclusion of regulatory analysis of the information we have submitted, which we expect in the first half of 2020.

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

Following a valuation conducted by ANTT, ANTT concluded that FTL did not comply with the TAC regarding its failure to meet 2013 production targets. ANTT recommended that the Brazilian federal government terminate the FTL concession agreement and initiate an administrative proceeding before the Superintendence of Infrastructure and Railroad Cargo Transport Services (Superintendência de Infraestrutura e Serviços de Transporte Ferroviário de Cargas). FTL has appealed this conclusion and recommendation and, as of the date of this annual report, is awaiting ANTT’s response.

Furthermore, in May 2017, ANTT also initiated proceedings claiming that TLSA did not comply with certain of its obligations arising from its concession agreement. ANTT’s technical area and board, in a unilateral opinion, concluded that TLSA breached its contractual obligations under the concession agreement and recommended that the Brazilian federal government terminate TLSA’s concession to operate the Northeastern Railway System II. TLSA has appealed this conclusion and recommendation and, as of the date of this annual report, is awaiting ANTT’s response.

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

40550.00004

This new TAC 07/2018 contemplates investments of approximately R$303 million in environmental projects and actions in the region until August 2024 and represents our commitment to the sustainability of our activities and to the communities of Volta Redonda and the surrounding region.

Environmental Proceedings Related to Volta Redonda

In July 2012, the Environmental Public Prosecutor of the state of Rio de Janeiro (Ministério Público Estadual do Rio de Janeiro) filed a judicial proceeding against us claiming that we must (i) remove all waste disposed in two areas used as an industrial landfill in the city of Volta Redonda and (ii) relocate 750 residences located in the adjacent neighborhood Volta Grande IV Residential. In August 2013, the Federal Environmental Public Prosecutor filed a judicial civil proceeding against us based on the same claims brought up by the State Environmental Public Prosecutor of Rio de Janeiro. In both cases, the court denied these requests but ordered that we present a timetable to investigate the area and, if necessary, to remediate the potential issues raised by the Environmental Public Prosecutor. We presented a timetable considering the conclusion of all studies related to our investigation, including a risk assessment and intervention plan, which were concluded in April 2014. We presented the studies resulting from our research to INEA and the Environmental Public Prosecutor claimed inconsistencies in the studies, which we rejected. In January 2019, the Superior Court of Justice decided that the lawsuit should be moved to federal court. We have also received notices for lawsuits brought by certain home owners at Volta Grande IV claiming indemnification for alleged moral and material damages.

Additionally, we are defendants in two criminal lawsuits related to alleged water and soil pollution in Volta Redonda. In the first lawsuit, Vazamento ETE, after the course of the appeal, the case was referred to ground court for filing. The second lawsuit is awaiting the court’s decision. We are also subject to ongoing police inquiries related to alleged inappropriate air emissions, irregular effluents discharge, water and soil pollution and inadequate transportation, storage and disposal of waste.

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

A preliminary injunction was granted to require us, HARSCO and INEA to immediately limit the amount of slag received monthly, as well as the height of the piles at four meters. Any non-compliance with the preliminary injunction as of March 28, 2019 may result in fines of approximately US$600,000 per month. In December 2019, the fine was calculated at R$900,000. We filed an appeal against this preliminary injunction and, in November 2019, the Superior Court of Justice suspended the injunction until further judgment on the merits. Our appeal is pending judgment and the case is in its earlier phase in the lower court.

40550.00004

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

In 1995, the Municipality of Volta Redonda filed a public civil action against us regarding the requirements of an environmental compensatory program. We entered into a TAC with the Municipality of Volta Redonda and, in May 2008, despite reporting our compliance with the TAC, the Municipality of Volta Redonda requested the payment of R$16 million in outstanding obligations. After initial discussions, the Municipality of Volta Redonda filed a petition for R$172 million, which we contested. The lower level court appointed an expert team to determine our outstanding obligations and the respective amounts involved. In December 2018, we signed a new agreement with the Municipality of Volta Redonda to end the legal dispute through reciprocal concessions. The agreement was ratified by the court with which the case is pending and the State Public Prosecutor’s Office appealed for the agreement to be annulled. As of the date of this annual report, this appeal is pending judgment.

We are subject to a civil investigation regarding our activities in Arcos to verify (i) the environmental requirements of our cement plant in the city of Arcos; (ii) the monitoring and mitigation of the environmental impacts of the cement plant’s activities; (iii) our compliance with the conditions of our environmental permits, including the creation of a museum within the Corumbá ecological station and the creation of a private natural reserve (Reserva Particular de Patrimônio Natural); and (iv) our actions for the preservation of cultural heritage and compensatory measures. In February 2011, we signed a TAC to fulfill the Public Prosecutor’s Office’s requirements. In 2019, the Public Prosecutor’s Office declared that we had complied with our obligations under the TAC and closed the TAC.

In 2009 and 2010, we signed agreements with the Public Prosecutor’s Office regarding environmental liabilities caused by coal mining in the Southern Region of Santa Catarina until the 1990s. The environmental liabilities covered by the agreements include restoration of certain areas. Our compliance with the agreement was questioned in 2015 by the Public Prosecutor’s Office, who may seek to impose fines, freeze our bank accounts or initiate a criminal investigation. In June 2018, we settled a judicial agreement in order to extend the deadlines for this restoration. We expect to enter into a new agreement with government authorities and other parties involved in this claim in order to set cost-effective and functional standards for restoration.

In December 2019, the Public Prosecutor’s Office filed a public civil action against TECON and INEA to suspend the environmental licensing process of TECON’s container terminal until completion of the study on the environmental support capacity of the Sepetiba Bay. In December 2019, the court rejected the preliminary injunction requested by the Public Prosecutor’s Office to suspend the licensing process. As of the date of this annual report, TECON has not yet received service of process for this public civil action.

In June 2019, we filed a lawsuit to contest a notification from INEA regarding suspension of the solid bulk operations at TECON due to these operations allegedly not being within the scope of permitted activities under TECON’s operating license. We also requested a preliminary injunction, which was granted, to suspend the effects of the notification and to continue solid bulk operations pending final judgment of the lawsuit. As of the date of this annual report, the proceeding is in its earlier stage in the lower court.

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

40550.00004

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

Other Legal Proceedings

We are defendants in other administrative and judicial proceedings involving claims in the aggregate amount of R$35,785 million as of December 31, 2019, as compared to R$31,612 million as of December 31, 2018, of which (i) R$32,110 million relate to tax contingencies as of December 31, 2019 (R$28,832 million as of December 31, 2018), (ii) R$1,814 million relate to civil contingencies as of December 31, 2019 (R$1,024 million as of December 31, 2018), (iii) R$1,560 million relate to labor contingencies and social security contingencies as of December 31, 2019 (R$1,537 million as of December 31, 2018) and (iv) R$300 million relate to environmental contingencies as of December 31, 2019 (R$220 million as of December 31, 2018). Our legal counsel has assessed these contingencies as entailing a risk of possible loss and, therefore, no provision has been recorded for these contingencies.

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

40550.00004

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

40550.00004

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

For purposes of determining reserve amounts, the calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian Corporate Law. Our audited consolidated financial statements included elsewhere in this annual report have been prepared in accordance with IFRS and, although our allocations to reserves and dividends are reflected in the financial statements, investors will not be able to calculate the allocations or required dividend amounts from these financial statements.

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

40550.00004

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

The TJLP is based on the annual profitability average of Brazilian public internal and external debt. The TJLP for 2019 was 5.57%.

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

9B. Plan of Distribution

Not applicable.

9C. Regulation of Securities Markets

Trading on the B3 and NYSE

The B3 is the only Brazilian stock exchange on which private equity and private debt may be traded.

40550.00004

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

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2019, the aggregate market capitalization of the B3 was equivalent to R$87.9 trillion and the 10 largest companies listed on the B3 represented approximately 58.9% of the total market capitalization of all listed companies. In contrast, as of December 31, 2019, the aggregate market capitalization of the NYSE was US$29.5 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3D. Risk Factors—Risks Relating to Our Common Shares and ADSs—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.”

As of December 31, 2019, we accounted for approximately 5.9% of the market capitalization of all listed companies on the B3.

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

40550.00004

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

40550.00004

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

Description of Capital Stock

Set forth below is certain information concerning our capital stock and a brief summary of certain significant provisions of our bylaws and Brazilian Corporate Law applicable to our capital stock. This description does not purport to be complete and is qualified by reference to our bylaws and to Brazilian law. For further information, see our bylaws incorporated in this annual report by reference.

Capital Stock

As of December 31, 2019, our capital stock comprised 1,387,524,047 common shares. Our bylaws authorize our board of directors to increase our capital stock to up to 2,400,000,000 common shares without an amendment to our bylaws. There are currently no classes or series of preferred shares issued or outstanding. We may purchase our own shares for purposes of cancellation or to hold them in treasury subject to certain limits and conditions established by the CVM and Brazilian Corporate Law. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

40550.00004

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

40550.00004

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

40550.00004

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

A certificate of registration has been issued in the name of JP Morgan Chase Bank, N.A., as our ADR depositary, and is maintained by Banco Bradesco S.A., our ADR custodian, on behalf of our ADR depositary. Pursuant to the certificate, our ADR custodian and our ADR depositary are able to convert dividends and other distributions with respect to the common shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. Pursuant to CMN Resolution No. 4,373, in order for an investor to surrender ADSs for the purpose of withdrawing the shares represented thereby, the investor is required to appoint a Brazilian financial institution duly authorized by the Central Bank and the CVM to act as its legal representative, who shall be responsible, among other things, for keeping and updating the investors’ certificates of registrations with the Central Bank, which entitles registered foreign investors to trade the underlying shares directly on the B3.

40550.00004

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

40550.00004

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

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a tax haven. If the Non-Resident Holder is domiciled in Japan, due to a tax treaty signed with Brazil, the tax rate is 12.5%.

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

40550.00004

•        are exempt, when realized by a Non-Resident Holder that (i) is a 4,373 Holder and (ii) is not resident or domiciled in a Tax Haven Jurisdiction;

•        are subject to income tax at a rate of 15% in case of gains realized by (i) a Non-Resident Holder that (x) is not a 4,373 Holder and (y) is not resident or domiciled in a Tax Haven Jurisdiction; or (ii) a Non-Resident Holder that (x) is a 4,373 Holder and (y) is resident or domiciled in a Tax Haven Jurisdiction; and

•        are subject to income tax at a rate of 25% in case of gains realized by a Non-Resident Holder that (i) is not a 4,373 Holder and (ii) is resident or domiciled in a Tax Haven Jurisdiction.

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

40550.00004

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

40550.00004

IOF on Bonds and Securities Transactions

IOF may also be levied on transactions involving bonds and securities (“IOF/Securities”), including those carried out on a Brazilian stock, futures or commodities exchanges. The rate of the IOF/Securities applicable to most transactions involving common shares is currently zero percent. The Brazilian Government may increase the rate of the IOF/Exchange up to 1.5% per day at any time, but such an increase will only apply in respect of future transactions.

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

U.S. Federal Income Tax Considerations

The summary discussion below is applicable to you only if you are a “U.S. Holder” or a “Non-U.S. Holder” (both as defined below) that holds the common shares or ADSs as “capital assets” (generally property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon the Code, its legislative history, Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law (such as the estate tax, gift tax, the alternative minimum tax or the Medicare tax on net investment income) other than U.S. federal income taxation.

This summary does not purport to address all the material U.S. federal income tax consequences that may be relevant to the holders of the common shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, U.S. expatriates, investors that own, have owned or are treated as owning, directly, indirectly or constructively 10% or more of our stock by vote or value, “controlled foreign corporations”, certain investors who file applicable financial statements required to recognize income when the associated revenue is reflected on such financial statements, investors that hold the common shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and persons whose functional currency is not the U.S. dollar) may be subject to special tax rules.

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

If a partnership (or any other entity taxable as a partnership for U.S. federal income tax purposes) holds our common shares or ADSs, the U.S. federal tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our shares should consult its own tax advisor.

In general, for U.S. federal income tax purposes, holders of American Depositary Receipts evidencing ADSs will be treated as the owners of the common shares represented by those ADSs, and exchanges of common shares for ADSs, and ADSs for common shares, will not be subject to U.S. federal income tax.

40550.00004

Taxation of Dividends

U.S. Holders

Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income, as dividend income, the gross amount of any distribution paid by us (including (i) payments considered “interest” in respect of Shareholders’ equity under Brazilian law and (ii) amounts withheld in respect of Brazilian taxes and (iii) any additional amounts payable in respect of such withholding taxes as described above under “––Brazilian Tax Considerations—Taxation of Dividends and Interest on Shareholders’ Equity”) out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) when the distribution is actually or constructively received by the U.S. Holder, in the case of common shares, or by the ADS depositary, in the case of ADSs. Distributions in excess of current and accumulated earnings and profits, as determined under U.S. federal income tax principles, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares or ADSs and thereafter as capital gain, which will be either long-term or short-term capital gain depending on whether the U.S. holder held the common shares or ADSs for more than one year. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. Holders should assume all distributions are made out of earnings and profits and constitute dividend income.

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

The amount of the dividend distribution includible in gross income of a U.S. Holder will be the U.S. dollar value of the real payments made, determined at the spot real/U.S. dollar rate on the date such dividend distribution is includible in the gross income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder should not recognize any foreign currency gain or loss in respect of such dividend if such reais are converted into U.S. dollars on the date received by the U.S. Holder. If the reais are not converted into U.S. dollars on the date of receipt, however, gain or loss, may be recognized upon a subsequent sale or other disposition of the reais. Such foreign currency gain or loss, if any, will be treated as ordinary income or loss from sources within the United States and will not be eligible for the special tax rate applicable to qualified dividend income. U.S. Holders should consult with their own tax advisors regarding the treatment of any foreign currency gain or loss if any reais received as a dividend on our common shares or ADSs is not converted into U.S. dollars on the date of receipt.

Dividends received by most U.S. holders will constitute foreign source “passive income” for foreign tax credit purposes. For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign income taxes and certain exceptions for short-term and hedged positions, any Brazilian income tax withheld from dividends paid by us would be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes paid or accrued for the relevant taxable year). The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

40550.00004

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

Taxation of Capital Gains

U.S. Holders

Subject to the PFIC rules discussed below, upon a sale, redemption or other taxable disposition of common shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized (before deduction of any Brazilian tax) and the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the common shares or ADSs. Generally, a non-corporate U.S. Holder’s gain or loss may be subject to preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations under the Code.

Capital gain or loss, if any realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of a share or ADS that is subject to Brazilian income tax (see “—Brazilian Tax Considerations—Taxation of Gains”), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian income tax (i.e., because the gain from the disposition would be U.S. source income), unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources from the relevant foreign tax basket. Alternatively, the U.S. Holder may be able to take a deduction for the Brazilian income tax if it does not elect to claim a foreign income tax credit for any foreign taxes paid or accrued during the taxable year.

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

40550.00004

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

40550.00004

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

Backup Withholding and Information Reporting

U.S. Holders

Dividends paid on, and proceeds from the sale, redemption or other taxable disposition of common shares or ADSs received by a U.S. Holder generally will be subject to information reporting and backup withholding, unless, in the case of backup withholding, the U.S. Holder provides an accurate taxpayer identification number or in either case otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS.

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

40550.00004

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their U.S. federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by non-U.S. financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in non-U.S. entities.

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

10F. Dividends and Paying Agents

Not applicable.

10G. Statement by Experts

Not applicable.

10H. Documents on Display

We are subject to the information requirements of the Exchange Act and, accordingly, file reports and other information with the SEC. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain further information about the operation of the Public Reference Room by calling the SEC at +1 (800) SEC-0330. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. You may also inspect our reports and other information at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which the ADSs are listed. For further information on obtaining copies of our public filings at the NYSE, you should call (212) 656-5060. We also file financial statements and other periodic reports with the CVM.

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

40550.00004

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

Interest Rate Risk

We are exposed to interest rate risk on short- and long-term instruments as a result of refinancing of fixed-rate instruments included in our consolidated debt. Consequently, in addition to managing the currency and maturity of our debt, we manage interest costs through a balance between floating rate debt, which has inherently higher risk, and fixed-rate debt. We may use derivatives to achieve the desired ratio between floating-rate debt and fixed-rate debt, which ratio varies according to market conditions.

We are exposed to the following floating interest rates:

•         U.S. dollar LIBOR, due to our floating rate U.S. dollar-denominated debt (usually trade finance related) and our cash position held offshore in U.S. dollars, which is invested in short-term instrument;

•         TJLP, due to real-denominated debt indexed to this interest rate; and

•         CDI (benchmark Brazilian real overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt.

		Maturities
Exposure as of December 31, 2018* (amortization)	Notional amount	2019	2020	2021	2022	2023	Thereafter

U.S. dollar LIBOR	4,334	1,770	1,073	480	608	403	-

U.S. dollar fixed rate	12,126	1,949	-	-	3,728	-	6,449

CDI	10,037	955	2,363	2,619	2,928	1,172	-

Euro fixed rate	111	111	-	-	-	-	-

TJLP	881	69	56	55	54	65	583

Other	602	299	84	159	60	-	-

		Maturities
Exposure as of December 31, 2018* (amortization)	Notional amount	2019	2020	2021	2022	2023	Thereafter

U.S. dollar LIBOR	4,800	969	2,348	1,021	462	-	-

U.S. dollar fixed rate	10,449	1,835	3,383	-	-	1,356	3,875

CDI	11,667	1,857	845	2,356	2,663	2,669	1,275

Euro fixed rate	213	107	106	-	-	-	-

TJLP	968	76	66	59	58	57	652

Other	555	547	5	3	-	-	-

40550.00004

*All figures in millions of reais.

Our cash and cash equivalents were as follows:

	December 31, 2019	December 31, 2018	Exposure
Cash in reais:	397	778	CDI
Cash in U.S. dollars:	392	379	LIBOR

The following table sets forth the average interest rate of our borrowings and financing:

		Consolidated
		As of December 31, 2019
	Average interest rate(*)	Total Debt (in thousands of R$)
US$	6.66%	16,558,452
R$	5.71%	11,161,806
EUR	2.20%	370,445
		28,090,703

_______________________

(*)   In order to determine the average interest rates for our borrowings and financing agreements with floating rates, we used rates as of December 31, 2019.

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

December 31, 2019
(in millions, unless otherwise indicated)	Functional Currency	Notional Amount	Average Interest	Average Maturity (days)
DI future	Real	-	-	-

Hedge accounting of export	U.S. dollar	2,531	-

Hedge accounting net investment	Euro	24	-

CDI-to-U.S. dollar swap	U.S. dollar	67	-

Fixed rate-to-CDI interest rate swap	Real		-

December 31, 2018
(in millions, unless otherwise indicated)	Functional Currency	Notional Amount	Average Interest	Average Maturity (days)
DI future	Real	-	-	-

Hedge accounting of export	U.S. dollar	2,076	-

Hedge accounting net investment	Euro	48	-

CDI-to-fixed rate interest rate swap	Real	-	-	-

Fixed rate-to-CDI interest rate swap	Real	-	-	-

40550.00004

Foreign Currency Exchange Rate Risk

Fluctuations in exchange rates can have significant effects on our operating results. They affect the value of our real-denominated assets, the carrying and repayment costs of our real-denominated financial liabilities, our real-denominated production costs, the cost of real-denominated capital items and the prices we receive in the Brazilian market for our finished steel products. We contract derivatives to manage certain of our net foreign exchange rate exposures, trying to balance our non-real denominated assets with our non-real denominated liabilities and using derivative instruments to match them. However, at any given time we may have significant foreign currency exchange rate risk exposure.

Our exposure to the U.S. dollar is due to the following contract categories:

•         U.S. dollar-denominated debt;

•         offshore cash;

•         currency derivatives;

•         U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

•         offshore investments, which comprise assets purchased offshore and denominated in U.S. dollars on our balance sheet.

	December 31, 2018	December 31, 2019
U.S. dollar liabilities
Loans and financing	4,117	4,097
Trade accounts payable	175	69
Intercompany loans	-	-
Others	4	3
Total liabilities	4,296	4,169

U.S. dollar assets
Offshore cash and cash equivalents	377	105
Guarantee margin	-	-
Trade accounts receivable	358	346
Advances to suppliers	-	-
Intercompany loans	-	-
Other	9	4
Total assets	744	455

Total U.S. dollar exposure	(3,552)	(3,714)

Cash flow – hedge accounting	2,076	2,531
Total U.S. dollar net exposure	(1,476)	(1,116)
Perpetual bonds	1,000	1,000
Total U.S. dollar net exposure, excluding perpetual bonds	(476)	(116)

Our exposure to the euro is due to the following contract categories:

•         euro-denominated debt;

•         offshore cash;

•         euro indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

•         offshore investments: assets that we bought offshore and that are denominated in euros on our balance sheet.

	December 31, 2018	December 31, 2019
Euro liabilities
Loans and financing	49	24
Trade accounts payable	8	10
Others	1	1
Total liabilities	58	35

Euro assets
Offshore cash and cash equivalents	3	11
Trade accounts receivable	1	1
Intercompany loans	-	-
Advances to suppliers	-	-
Other	5	6
Total assets	9	18

Total euro exposure	(49)	(18)

Derivative notional	-	-
Investment – hedge accounting	48	24
Perpetual bonds	-	-
Total euro net exposure, excluding perpetual bonds	(1)	6

40550.00004

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

The U.S. dollar/real exchange had an annual volatility of approximately 14% from 2017 to 2019.

Sensitivity Analysis of Derivative Financial Instruments and Foreign Exchange Exposure

Scenarios 1 and 2 represent 25% and 50% appreciation of the foreign currency, using the respective closing selling rate as of December 31, 2019, as reported by the Central Bank, as a benchmark.

The currencies used in the sensitivity analysis and the respective scenarios are as follows:

				December 31, 2019
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
U.S. dollar to real	4.0307	4.4946	5.0384	6.0461
Euro to real	4.5305	5.0038	5.6631	6.7958
U.S. dollar to euro	1.1234	1.1122	1.4043	1.6851

				December 31, 2018
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
U.S. dollar to real	3.8748	3.7626	4.8435	5.8122
Euro to real	4.4390	4.2833	5.5488	6.6585
U.S. dollar to euro	1.1456	1.1346	1.4320	1.7184

Set forth below are the effects on our income statement of scenarios 1 and 2:

40550.00004

Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Hedge accounting of exports	2,530,713	U.S. dollar	1,173,998	2,550,136	5,100,272

Swap CDI x U.S. dollar	67,000	U.S. dollar	31,081	67,514	135,028

Exchange position functional currency (not including exchange derivatives above)	(3,713,598)	U.S. dollar	(1,722,738)	(3,742,100)	(7,484,200)

Consolidated exchange position (including exchange derivatives above)	(1,115,885)	U.S. dollar	(517,659)	(1,124,450)	(2,248,900)

Hedge accounting net investment	24,000	Euro	11,359	27,183	54,366

Exchange position functional currency (not including exchange derivatives above)	(17,915)	Euro	(8,479)	(20,291)	(40,582)

Consolidated exchange position (including exchange derivatives above)	6,085	Euro	2,880	6,892	13,784

Foreign exchange swap U.S. dollar to euro	12,875	U.S. dollar	(1,887)	9,021	15,944

_______________________

(*)   We calculated the probable scenario considering the following variations: 11.15% depreciation of the real against the U.S. dollar, 10.45% depreciation of the real against the euro and 1.0% appreciation of the euro against the U.S. dollar.

Source: Central Bank as of March 2, 2020.

Sensitivity Analysis of Changes in Interest Rates

Scenarios 1 and 2 represent 25% and 50%, respectively, interest volatility growth as of December 31, 2019.

(in thousands of RS)					Impact on profit or loss
Changes in interest rates	% p.a.	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	5.57		(870,637)	(2,481)	(12,124)	(24,248)
Libor	1.91		(4,275,363)	(57,620)	(20,438)	(40,876)
CDI	4.40	462,831	(10,148,220)	(28,594)	(106,539)	(213,078)

_______________________

(*)   This sensitivity analysis assumes a probable scenario of interest rates as of December 31, 2019, as recorded in our assets and liabilities

Market Price Risk of Our Common Shares

We are exposed to the risk of changes in the market price of our common shares due to investments made and investments recorded at fair value through profit or loss.

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

40550.00004

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

Direct and Indirect Payments by the Depositary

The depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2019, these reimbursements were US$1.2 million.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

None.

PART II

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2019, CSN’s disclosure controls and procedures are effective.

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

40550.00004

Management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment, we concluded that our internal control over financial reporting is effective as of December 31, 2019.

Attestation Report of the Independent Registered Public Accounting Firm

Grant Thornton Auditores Independentes, our independent registered public accounting firm, audited, as of December 31, 2019, our internal control over financial reporting. For Grant Thornton Auditores Independentes’ report dated April 2, 2020, see our audited consolidated financial statements included elsewhere in this annual report.

Item 16. Reserved

16A. Audit Committee Financial Expert

Our audit committee comprises three members and each of them satisfies the audit committee membership independence requirements set forth by the SEC, the NYSE and the Brazilian Corporate Law. After reviewing the qualifications of the members of our audit committee, our board of directors has determined that each member of our audit committee qualifies as an “audit committee financial expert,” as defined by the SEC.

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

There was no amendment to or waiver from any provision of our Code of Ethics in 2019. Our Code of Ethics is in compliance with the SEC requirements for codes of ethics for senior financial officers. A copy of our Code of Ethics is available on our website at www.csn.com.br.

16C. Principal Accountant Fees and Services

Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations. For the fiscal years ended December 31, 2019 and 2018, Grant Thornton Auditores Independentes acted as our independent auditor.

The following table sets forth the services rendered and the related fees:

	Year ended December 31,
	2018	2019
	(in thousands of R$)
Audit fees	4,969	4,703
Audit – related fees	259	1.535
Tax fees	-	-
Total	5,228	6,238

40550.00004

Audit Fees

Audit fees in 2019 and 2018 comprised the aggregate fees billed and billable by our independent auditors in connection with the audit of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

In 2019 and 2018, audit-related fees in the above table are fees billed and billable by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements.

Services additional to the examination of the financial statements are submitted for prior approval to our audit committee in order to ensure that they do not represent a conflict of interest or affect the auditors’ independence.

Tax Fees

In 2019 and 2018, there were no fees for tax services provided by our independent auditors.

16D. Exemptions from the Listing Standards for Audit Committees

Not applicable. For a discussion on our audit committee, see “Item 6C. Board Practices—Audit Committee.”

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2014, in accordance with the limits and provisions of CVM Instruction No. 10/80, our board of directors approved various share buyback programs with the purpose of holding shares in treasury for subsequent disposal or cancellation. In 2018, we maintained 7,409,500 shares in treasury.

Program	Board’s Authorization	Authorized Quantity	Program Period	Number Bought Back	Shares Cancellation	Shares Sold	Balance in Treasury
1st	03/13/2014	70,205,661	03/14/2014 04/14/2014	2,350,000			2,350,000
2nd	04/15/2014	67,855,661	04/16/2014 05/23/2014	9,529,500			11,879,500
3rd	05/23/2014	58,326,161	05/26/2014 06/25/2014	31,544,500			43,424,000
4th	06/26/2014	26,781,661	06/26/2014 07/17/2014	26,781,661			70,205,661
5th	07/18/2014				60,000,000		10,205,661
5th	07/18/2014	64,205,661	07/18/2014 08/18/2014	240,400			10,446,061
	08/19/2014				10,446,061
6th	08/19/2014	63,161,055	08/19/2014 09/25/2014	6,791,300			6,791,300
7th	09/29/2014	56,369,755	09/29/2014 12/29/2014	21,758,600			28,549,900
8th	12/30/2014	34,611,155	12/31/2014 03/31/2015	1,841,100			30,391,000
9th	03/31/2015	32,770,055	04/01/2015 06/30/2015	0			30,391,000
	04/20/2018	30,391,000	04/20/2018 04/30/2018			22,981,500	7,409,500

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

40550.00004

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

40550.00004

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

As of the date of this annual report, our audit committee comprises Mr. Yoshiaki Nakano, Mr. Antonio Bernardo Vieira Maia and Mr. Miguel Ethel Sobrinho. Our audit committee may be assisted by an external consultant, whenever necessary, that renders financial and consulting services, among others. Each of the members of our audit committee satisfies the audit committee membership independence requirements set forth by the SEC and the NYSE. Each of the members of our audit committee has been determined by our board of directors to qualify as an “audit committee financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act. For further information on our audit committee, see “Item 6C. Board Practices—Fiscal Committee” and “Item 6C. Board Practices—Audit Committee.”

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

40550.00004

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

Page
Report of Independent Registered Public Accounting Firm	FS-R1
Report of Independent Registered Public Accounting Firm	FS-R2

Consolidated financial statements:
Balance sheets as of December 31, 2019 and 2018	FS- 1
Statements of income for the years ended December 31, 2019, 2018 and 2017	FS- 3
Statements of comprehensive income the years ended December 31, 2019, 2018 and 2017	FS- 4
Statements of cash flows for the years ended December 31, 2019, 2018 and 2017	FS- 5
Statements of changes in shareholders’ equity for the years ended December 31, 2019, 2018 and 2017	FS- 7
Notes to consolidated financial statements	FS- 9

Item 19. Exhibits

Exhibit		Description
Number
1.1		Bylaws of the registrant (English translation), incorporated in this annual report by reference from our Form 6-K filed with the SEC on November 27, 2017.
2.1

Form of Amended and Restated Deposit Agreement dated November 1, 1997, as amended and restated as of November 13, 1997, among Companhia Siderúrgica Nacional, JP Morgan Chase Bank, N.A. (as successor to Morgan Guaranty Trust Company of New York), as successor depositary, and all holders from time to time of American Depositary Receipts issued thereunder, incorporated in this annual report by reference from our Registration Statement on Form F-6 filed with the SEC.

2.2		Form of Amendment No. 1 to the Deposit Agreement, incorporated in this annual report by reference from our Registration Statement on Form F-6EF filed with the SEC on April 30, 2004.
2.3

Form of Amendment No. 2 to the Deposit Agreement, including the form of American Depositary Receipt, incorporated in this annual report by reference from our Registration Statement on Form F-6POS filed with the SEC on January 5, 2011.

2.4	+	Description of the registrant’s securities registered under Section 12 of the Exchange Act.
4.1

Investment Agreement, dated November 21, 2014, among Companhia Siderúrgica Nacional, Brazil Japan Iron Ore Corporation, POSCO, China Steel Corporation, CSN Mineração S.A. and Nacional Minérios S.A., incorporated in this annual report by reference from our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 30, 2015.

8.1	+	List of Subsidiaries.
12.1	+	Section 302 Certification of Chief Executive Officer.
12.2	+	Section 302 Certification of Chief Financial Officer.
13.1	+	Section 906 Certification of Chief Executive Officer.
13.2	+	Section 906 Certification of Chief Financial Officer.
15.2

Consent of Snowden do Brasil Consultoria Ltda., incorporated in this annual report by reference from our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 30, 2015.

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

40550.00004

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA SIDERÚRGICA NACIONAL

By:               /s/ Benjamin Steinbruch
Name:         Benjamin Steinbruch
Title:            Chief Executive Officer

By:               /s/ Marcelo Cunha Ribeiro
Name:         Marcelo Cunha Ribeiro
Title:            Chief Financial Officer and Investor Relations Officer

Dated: April 2, 2020

40550.00004

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Companhia Siderúrgica Nacional

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in the 2013 Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2019, and our report dated April 2nd, 2020 expressed an unqualified opinion on those financial statements.

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

FS - R1

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

April 02, 2020

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Companhia Siderúrgica Nacional

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 2nd, 2020 expressed an unqualified opinion.

Change in accounting principle

As discussed in Note 13.a) to the financial statements, the Company has changed its method of accounting for lease arrangements as of January 1st, 2019 due to the adoption of IFRS 16 “Leases”.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are

FS - R2

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

1. Recoverable value of the investment in jointly controlled subsidiary (Note 8)

The Company has an investment in jointly controlled subsidiary Transnordestina Logística S.A. (“TLSA”) as of December 31, 2019, including gain on loss of control, in the amount of R$1,460 million, whose recoverable value should be tested for impairment annually, as required by International Accounting Standard 36 “IAS 36” – Impairment of assets. The Company, as an investor, conducts its evaluation of fair value in accordance with IAS 36, under a method that considers the investee’s capacity to distribute dividends, named Dividend Discount Model, which considers the flow of dividends discounted at present value using the equity capital in addition to other metrics and risks factors that increase the discount rate used. Accordingly, this matter was considered a critical audit matter due to the uncertainty inherent in the process of determining the estimates and judgments involved in preparing future cash flows discounted to present value, such as projections of market demand, operating margins and discount rates that may significantly change the expected realization of the asset.

The primary procedures we performed to address this critical audit matter included:

•     Evaluating and testing the design and operating effectiveness of the internal control framework implemented by Management related to impairment testing;

•     Utilizing an internal specialist to evaluate the reasonableness of the model and certain significant assumptions used in Management’s assessment;

•     Evaluating the assumptions used by Management to identify assumptions that are not consistent and/or reasonable;

2. Realization of deferred tax assets (Notes 2.s, 14.b and 14.c)

The Company and its subsidiaries have balances of deferred income tax and social contribution assets substantially related to tax losses, social contribution, and temporary differences arising from temporary provisions recognized. These balances of deferred taxes were recognized based on the utilization of future taxable income. As of December 31, 2019, the amount of deferred tax assets recognized in noncurrent assets was R$3,297 million.

The annual evaluation for the recoverability of these assets involves, significant judgment in relation to assumptions such as future taxable income, cash flow projections and future economic events.

The use of different assumptions may significantly change the expected realization of these assets and may require the additional recognition of impairment on such assets, which would consequently impact the financial statements. Due to these aspects, this issue was considered a critical audit matter.

The primary procedures we performed to address this critical audit matter included:

•     Utilizing an internal valuation specialist to evaluate the reasonableness of the model and certain significant assumptions used in Management’s assessment;

•     Evaluating the assumptions used by Management for reasonableness;

•     Evaluating and testing the design and operating effectiveness of the internal control framework implemented by Management related to the analysis of the impairment of deferred tax assets;

•     Utilizing an internal valuation specialist to evaluate the reasonableness of the cash flow model and certain significant assumptions used in Management’s assessment;

•     Utilizing internal tax specialists to examine the calculation of permanent and temporary differences

Ability of the jointly-controlled subsidiary to obtain the necessary funds

As discussed in Note No 8.d) and 27.b) to the consolidated financial statements, the new railroad network of the joint-controlled entity Transnordestina Logística S.A. (“TLSA”) is currently under construction, and certain terms in the concession agreement are still under discussion with relevant government agencies. The completion of the project and consequent commencement of operations depend on the continuing contribution of funds by its shareholders and third parties. Those events or conditions, along with other matters described in such note, indicate that a material uncertainty exists. TLSA Management plans in regard to these matters are also described in Note No 8.d) and 27.b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Grant Thornton Auditores Independentes

We have served as the Company’s auditor since 2017.

São Paulo, Brazil

April 02, 2020

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheets as of December 31
Thousands of Brazilian Reais

Assets	Note	2019	2018
CURRENT ASSETS
Cash and cash equivalents	3	1,088,955	2,248,004
Financial Investments	4	2,633,173	895,713
Trade receivables	5	2,047,931	2,078,182
Inventories	6	5,282,750	5,039,560
Other current assets	7	1,672,996	1,753,024
Total current assets		12,725,805	12,014,483

NON-CURRENT ASSETS
Financial Investments	4	95,719	7,772
Deferred income taxes	14.b	2,473,304	89,394
Other non-current assets	7	5,057,554	4,285,223
		7,626,577	4,382,389

Investments in associates and joint controlled entities	8.b	3,584,169	5,630,613
Property, plant and equipment	9	19,700,944	18,046,864
Intangible assets	10	7,231,781	7,253,175
Total non-current assets		38,143,471	35,313,041

TOTAL ASSETS		50,869,276	47,327,524

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheets as of December 31
Thousands of Brazilian Reais

Liabilities and shareholders’ equity	Note	2019	2018

CURRENT LIABILITIES
Payroll and related taxes		317,510	248,185
Trade payables		3,012,654	3,408,056
Taxes payable		541,027	251,746
Borrowings and financing	11	5,125,843	5,653,439
Other payables	13	2,526,444	1,770,623
Provisions for tax, social security, labor and civil risks	16	96,479	106,503
Total current liabilities		11,619,957	11,438,552

NON-CURRENT LIABILITIES
Borrowings and financing	11	22,841,193	23,173,635
Other payables	13	2,493,702	227,328
Deferred income taxes	14.b	589,539	601,731
Provisions for tax, social security, labor and civil risks	16	526,768	685,953
Pension and healthcare plan	26.c	912,184	905,119
Provision for environmental liabilities and decommissioning of assets	17	524,001	281,766
Total non-current liabilities		27,887,387	25,875,532

Shareholders’ Equity	19
Issued capital		4,540,000	4,540,000
Capital reserves		32,720	32,720
Legal reserves		278,576	189,122
Earnings reserves		4,210,888	2,933,969
Treasury Shares		(58,264)	(58,264)
Other comprehensive income		1,170,624	1,065,188
Total equity attributable to owners of the Company		10,174,544	8,702,735

Non-controlling interests		1,187,388	1,310,705

Total equity		11,361,932	10,013,440

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		50,869,276	47,327,524

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Income for the years ended December 31
Thousands of Brazilian Reais, except for the earnings (loss) per common share

	Note	2019	2018	2017
Net Revenue from sales and/or services	21	25,436,417	22,968,885	18,524,601
Cost of sales and/or services	22	(17,263,264)	(16,105,657)	(13,596,141)

Gross profit		8,173,153	6,863,228	4,928,460

Operating income (expenses)		(4,631,236)	83,332	(1,944,495)
Selling expenses	22	(2,342,805)	(2,263,688)	(1,815,107)
General and administrative expenses	22	(511,065)	(494,023)	(415,841)
Other operating income	23	503,770	4,036,043	824,286
Other operating expenses	23	(2,406,851)	(1,330,706)	(646,944)
Equity in results of affiliated companies	8.b	125,715	135,706	109,111

Profit before financial income (expenses) and taxes		3,541,917	6,946,560	2,983,965
Financial income	24	379,042	1,310,514	295,074
Financial expenses	24	(2,510,226)	(2,806,157)	(2,758,701)

Profit (Loss) before income taxes		1,410,733	5,450,917	520,338

Income tax and social contribution	14.a	833,778	(250,334)	(409,109)

Profit (Loss) from continued operations		2,244,511	5,200,583	111,229

Net income (loss) for the year		2,244,511	5,200,583	111,229

Profit (Loss) for the year attributed to:
Controlling interests		1,789,067	5,074,136	10,272
Non-controlling interests		455,444	126,447	100,957

Earnings (loss) per common share - (reais/share)
Basic	19.g	1.29632	3.69498	0.00757
Diluted	19.g	1.29632	3,69498	0.00757

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Comprehensive Income for the years ended December 31
Thousands of Brazilian Reais

	Note	2019	2018	2017
Consolidated profit (loss) for the year		2,244,511	5,200,583	111,229

Items that will not be subsequently reclassified to the statement of income
Actuarial (losses)/gains on defined benefit plan from investments in subsidiaries		424	903	(12)
Actuarial (losses)/gains on defined benefit pension plan		(113,518)	413	(203,022)
Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan				(1,073)
		(113,094)	1,316	(204.107)
Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year		32,922	(87,101)	170,342
Fair Value through other comprehensive income			(1,559,680)	847,849
(Loss)/Gain on change in percentage of investments		(2,288)	(105)	2,814
(Loss) gain on cash flow hedge accounting	12.b	(604,828)	(1,415,962)	(50,987)
Cash Flow hedge reclassified to income statement	12.b	790,353	370,191	92,140
(Loss) /gain on hedge of net investments in foreign subsidiaries	12.b	2,472	(21,852)	(39,893)
(Loss) / gain on business combination			(651)	4,415
		218,631	(2,715,160)	1,026,680

Other comprehensive income		105,537	(2,713,844)	822,573

Comprehensive income (loss) for the year		2,350,048	2,486,739	933,802
Attributable to:
Attributed to owners of the Company		1,894,503	2,360,292	832,845
Attributed to non-controlling interests		455,545	126,447	100,957

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Cash Flows for the years ended December 31
Thousands of Brazilian Reais

	Note	2019	2018	2017

Profit (Loss) for the year		2,244,511	5,200,583	111,229
Adjustments to reconcile net income (loss) to net cash provided by operations:
Accrued charges on borrowings and financing		1,879,116	1,938,077	2,346,598
Charges on loans and financing granted		(58,728)	(50,239)	(54,777)
Depreciation/ depletion / amortization	9 and 10	1,519,331	1,273,021	1,453,335
Equity in results of affiliated companies	8.b	(125,715)	(135,706)	(109,111)
Charges on lease liabilities.		52,607
Deferred income tax and social contribution		(2,398,400)	(576,895)	50,128
Provision for tax, social security, labor and civil risks		(164,223)	(34,279)	10,166
Monetary variations and exchange differences		853,449	1,002,137	250,660
Gain/(Loss) of derivative financial instruments	12.b			(28,503)
Contractual agremeent		(131,817)
Eletrobrás's compulsory loan	23			(755,151)
Proceeds from disposal of fixed and intangible assets	9 and10	114,603	38,245	28,127

Provision (Reversal) for consumption and services		(130,339)	55,726	(44,921)
Provision for actuarial liabilities		(20,194)	(20,984)	(36,953)
PIS and COFINS credits		(160,609)	(2,208,462)
Net gain on sale of a foreign subsidiary	23		(1,164,294)
Provision for environmental liabilities and decommissioning of assets	17	17,110	(55,247)	(10,051)
Updated shares – Fair value through profit or loss (VJR)	23	118,780	(1,655,813)
Other provisions		104,869	(21,877)	82,682
		3,714,351	3,583,993	3,293,458
Changes in assets and liabilities
Trade receivables - third parties		49,338	99,223	(300,449)
Trade receivables - related parties		(77,271)	22,071	14,449
Inventories		(218,242)	(800,050)	(442,109)
Receivables from related parties/Dividends		99,276	113,800	68,224
Recoverable taxes		14,051	238,181	(100,470)
Judicial deposits		19,312	(7,496)	(6,720)
Trade payables		(354,288)	925,176	711,953
Trade payables – Drawee risk		1,055,546	65,766
Payroll and related taxes		36,271	(1,100)	(3,658)
Taxes in installments - REFIS		280,413	(23,806)	23,775
Payables to related parties		1,956	129,031	46,081
Advance from customer		2,524,826
Interest paid		(2,039,112)	(2,141,710)	(2,634,931)
Other		(234,548)	5,026	(97,752)

Increase (Decrease) in assets and liabilities		1,157,528	(1,375,888)	(2,721,607)
Net cash generated by operating activities		4,871,879	2,208,105	571,851

Investments / acquisition of shares		(209,832)	(218,840)
Purchase of property, plant and equipment	9	(2,214,456)	(1,317,102)	(1,059,481)
Receipt/(Payment) in derivative transactions		(230)	(372)	30,453
Purchase of intangible assets	10	(1,427)	(2,200)	(622)
Loans granted to related parties		(101,913)	(101,908)	(49,072)
Loans received from related parties		23,623		4,819
Financial investment, net of redeemed amount		289,213	(167,773)	24,679
Cash received by disposal of Usiminas’ shares			39,377
Net cash received from the sale of a foreign subsidiary			1,670,359
Cash used to acquire interest in CBSI		(21,345)
Net cash used in investing activities		(2,236,367)	(98,459)	(1,049,224)
Borrowings and financing raised	11.b	10,068,627	2,143,679	534,506
Cost of borrowing		(67,362)	(92,287)	(238)
Payment of borrowings	11.b	(11,775,093)	(5,019,978)	(1,528,023)
Amortization of leases		(94,727)
Payment of dividends and interests on shareholder’s equity		(1,920,309)	(502,002)
Treasury shares			213,402
Net cash used in financing activities		(3,788,864)	(3,257,186)	(993,755)

Exchange rate changes on cash and cash equivalents of foreign subsidiaries		(5,697)	(16,028)	11,538

Increase (Decrease) in cash and cash equivalents		(1,159,049)	(1,163,568)	(1,459,590)
Cash and cash equivalents at the beginning of the year		2,248,004	3,411,572	4,871,162
Cash and cash equivalents at the end of the year	3	1,088,955	2,248,004	3,411,572

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Changes in Shareholders´ Equity
Thousands of Brazilian reais

	Paid-in Capital	Capital Reserve	Earnings Reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´Equity	Non-Controlling interests	Consolidated Equity
Balances at December 31, 2016	4,540,000	30		(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521

Total comprehensive income				10,272	822,573	832,845	100,957	933,802
Profit (loss) for the year				10,272		10,272	100,957	111,229
Other comprehensive income					822,573	822,573		822,573
Cumulative translation adjustments for the period					170,342	170,342		170,342
Actuarial gain/(loss) on defined benefit pension plan, net of taxes.					(204,107)	(204,107)		(204,107)
Gain/(Loss) on available-for-sale assets, net of taxes					847,849	847,849		847,849
Gain/(loss) on percentage change in investments					2,814	2,814		2,814
Gain/(loss) on cash flow hedge accounting, net of taxes					41,153	41,153		41,153
Gain/(loss) on hedge of net investments in foreign subsidiaries					(39,893)	(39,893)		(39,893)
Gain/(loss) on business combination					4,415	4,415		4,415
Non-controlling interests in subsidiaries							(30,094)	(30,094)
Balances at December 31, 2017	4,540,000	30		(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229

Capital transactions with shareholders		32,690	180,712	(898,332)		(684,930)		(684,930)
Sales of treasury shares			180,712			180,712		180,712
Dividends				(898,332)		(898,332)		(898,332)
Profit on disposal of shares		32,690				32,690		32,690
Total comprehensive income				5,074,136	(2,713,844)	2,360,292	126,447	2,486,739
Profit/(loss) for the year				5,074,136		5,074,136	126,447	5,200,583
Other comprehensive income					(2,713,844)	(2,713,844)		(2,713,844)
Cumulative translation adjustments for the period					(87,101)	(87,101)		(87,101)
Actuarial gain/(loss) on defined benefit pension plan, net of taxes					1,316	1,316		1,316
Gain/(Loss) on available-for-sale assets, net of taxes					(1,559,680)	(1,559,680)		(1,559,680)

Gain/(loss) on percentage change in investments					(105)	(105)		(105)
Gain/(loss) on cash flow hedge accounting, net of taxes					(1,045,771)	(1,045,771)		(1,045,771)
Gain/(loss) on hedge of net investments in foreign subsidiaries					(21,852)	(21,852)		(21,852)
Gain/(loss) on business combination					(651)	(651)		(651)

Constitution of reserves			2,884,115	(2,884,115)
Non-controlling interests in subsidiaries							(76,598)	(76,598)
Balances at December 31, 2018	4,540,000	32,720	3,064,827		1,065,188	8,702,735	1,310,705	10,013,440
Capital transactions with shareholders				(422,694)		(422,694)	(578,862)	(1,001,556)
Dividends				(424,903)		(424,903)	(513,842)	(938,745)
Interest on equity							(65,020)	(65,020)
Reversal by prescription of dividends and interest on shareholder’s equity				2,209		2,209		2,209
Total comprehensive income				1,789,067	105,436	1,894,503	455,545	2,350,048
Profit/(loss) for the year				1,789,067		1,789,067	455,444	2,244,511
Other comprehensive income					105,436	105,436	101	105,537
Cumulative translation adjustments for the period					32,922	32,922		32,922
Actuarial gain/(loss) on defined benefit pension plan, net of taxes					(113,195)	(113,195)	(193)	(113,388)
(Loss) / gain on the percentage change in investments					(2,288)	(2,288)	294	(1,994)

Gain/(loss) on cash flow hedge accounting, net of taxes					185,525	185,525		185,525
Gain/(loss) on hedge of net investments in foreign subsidiaries					2,472	2,472		2,472
Constitution of reserves			1,366,373	(1,366,373)

Balances at December 31, 2019	4,540,000	32,720	4,431,200		1,170,624	10,174,544	1,187,388	11,361,932

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

CSN is listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE).

The Group's main operating activities are divided into five (5) segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany to achieve markets and providing excellent services for final consumers. Its steel is used in home appliances, civil construction and automobile industries.

•       Mining:

 The production of iron ore is developed in the cities of Congonhas, Ouro Preto and Belo Vale, State of Minas Gerais – by subsidiary CSN Mineração.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through Terminal de Carvão e Minérios do Porto de Itaguai – (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Port of Itaguai, located in the State of Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by provision of services by CSN Mineração to CSN. The Company´s mining activities also comprises tin exploitation, which is based in the State of Rondônia, to supply the needs of UPV. The excess of raw material is sold to subsidiaries and third parties.

The Company's mining activities utilize tailings dams for which all appropriate measures are taken to mitigate the risks inherent to the handling and disposal of the tailings and to comply with current environmental legislation. It is important to reiterate that operating without dependence on these dams is a priority in our mining activities, for which investments of around R$ 250 million in two tailing filtration plants, which are already in an operational ramp up phase, adapting its operations, identifying and implementing various optimizations of process. In this context, CSN Mineração will now process the tailings in the dry process in full, discarding the use of dams in its iron ore process. As a consequence of these measures, decommissioning of dams is the natural way of processing dry tailings.

All of our mining dams are positively certified and comply with the environmental legislation in force.

•       Cement:

CSN entered in the cement market boosted by the synergy between this activity and its existing businesses. Next to the President Vargas Steelworks in Volta Redonda (RJ) is installed the new business unit, which produces CP-III type of cement  using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arcos unit, located in the State of Minas Gerais, to satisfy the needs of UPV as of the cement plant. Additionally, the operation of its clinker production line is located in Arcos/MG. As a result, the Company is self-sufficient in cement production, with an installed capacity of 4.7 million tons per year.

•       Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A (“RFFSA”)., Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which the the latter two hold the concession to operate the  former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas and Sergipe, with TLSA being responsible for the rail links of Eliseu Martins – Trindade, Trindade – Salgueiro, Salgueiro – Porto Suape, Salgueiro – Missão Velha and Missão Velha - Pecém (Railway System II), under construction, and FTL being responsible for the rail links of São Luis - Altos, Altos - Fortaleza, Fortaleza – Souza, Souza  - Recife/Jorge Lins, Recife/Jorge Lins – Salgueiro, Jorge Lins – Propriá, Paula Cavalcanti – Cabedelo, Itabaiana - Macau (Railway System I).

Ports:

The Company operates in the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S.A., operates the Container Terminal (“TECON”) and by means of its subsidiary CSN Mineração, the TECAR, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad and maritime access.

(“TECON”) is responsible for the shipments of CSN´s steel products, movement and storage of containers, vehicles, general cargo, among other products; and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, for our own operation and for third parties.

•       Energy:

Since the energy supply is fundamental in CSN´s production process, the Company owns and operates facilities to generate electric power for guaranteeing its self-sufficiency.

The note 25 - “Segment Information” details the financial information per each of CSN´s business segment.

•       Going Concern

 In 2019, the Company amortized principal and interest in the approximate amount of R$13.8  billion of its loans and financing. In 2020, loans and interest to be incurred next year, are expected to be paid in the approximate amount of R$6.5 billion. The financial leverage may adversely affect the Company’s businesses, financial conditions and operating results, which the following main impacts are considered by management:

•         Allocation of a substantial part of the cash generated from operations for repayment of the borrowings.

•         Exposure to (i) fluctuations in interest rates due to the renegotiation of debts and new borrowings taken, and (ii) fluctuations in exchange rates since a significant part of the borrowings is denominated in foreign currency.

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

This plan was started in 2015, with the renegotiation of R$ 2.5 billion with Caixa Econômica Federal and R$ 2.2 billion with Banco do Brasil S.A, postponing the maturities from 2016 and 2017 to 2018 through 2022. In 2016, the Company extended the installments of certain NCE contracts amounting to R$ 100 million and prepayments of US$ 66 million with Bradesco, postponing the maturities from 2016 to 2019, which are settled during that year. Always committed to the plan to extend it debt payment term, mainly those of short term, the company’s management concluded, in February 2018, the reprofile of its debts at R$ 4.98 billion with Banco do Brasil, extending the maturity dates from 2018 to 2022 for maturities up to 2024. Still in February 2018, the company issued debt instruments (“Notes”) in the amount of US$350 million through our wholly-owned subsidiary CSN Resources S.A., with maturity date in 2023 and, in conjunction, made a repurchase offer (“Tender Offer”) of the Notes previously issued by CSN Islands XI Corp and CSN Resources S.A, having been repurchased US$350 million in Notes with maturities scheduled for 2019 and 2020. In April 2019, the Company issued debt securities in the foreign market (“Notes”), in the amount of US$ 1 billion through its subsidiary CSN Resources S.A., being: US$400 million due in 2023 and US$600 million with maturity in 2026. Promoted a repurchase offer (“Tender Offer”) of Notes issued by CSN Islands XI Corp and CSN Resources S.A., and US$1 billion in securities were repurchased, with maturities scheduled for September 2019 and July 2020, respectively. In July 2019, the Company issued debt securities on the foreign market (“Notes”), in the amount of US$ 175 million through its subsidiary CSN Resources S.A., due in 2023 and promoted the final payment of the debt in the foreign market (“Notes”) issued by the company CSN Islands XI Corp in September 2019, in US$142 million.

Additionally, Management studies alternatives to financial deleverage from the disposal of non-strategic assets. However, it is not possible to affirm that the sale of assets will occur within a 12-month period. Thus, the Company did not segregate and did not reclassify any assets in the financial statements as discontinued operations in accordance with IFRS 5.

Based on management’s cash flow projections that covered the operational period until February 2021, which depend on factors such as the achievement of production targets, sales volumes and prices, as well as on renegotiations of borrowings, management believes that the Company has appropriate resources to continue its operations in a reasonably estimable period of time. Accordingly, the Company’s financial statements for the year ended December 31, 2019 were prepared based on the assumption of going concern.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation and declaration of conformity

The consolidated financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (IASB) and includes all of the relevant information of the financial statements, and only this information, which correspond to those used by the Company’s management in its activities.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and also requires management to exercise its judgment in the process of applying the Company’s accounting policies.

Information on uncertainties related to assumptions and estimates, which have a significant risk of resulting in a material adjustment to the accounting balances of assets and liabilities in the year, are included in the following notes:

• Note 5 - Recognition of the provision for expected losses (impairment) of accounts receivable from customers;

• Note 14 - Deferred income and social contribution taxes: availability of future taxable income against which deductible temporary differences and tax losses can be used;

• Note 10.a - Goodwill impairment test;

• Note 12 - Derivative financial instruments and hedge accounting (“Hedge accounting”).

• Note 16 - Provision for tax, social security, labor, civil, environmental and judicial deposits: main assumptions about the probability and magnitude of resource outflows;

• Note 26 - Retirement benefit;

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

The consolidated financial statements were approved by the Board of Directors on March 4, 2020.

2.b) Basis of presentation

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the years ended December 31, 2019 and 2018 include the following direct and indirect subsidiaries, joint ventures and joint operations, as well as the exclusive funds, as follows:

		Equity interests (%)
Companies	Number of shares held by CSN (in units)	12/31/2019	12/31/2018	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	20,001,000	100.00	100.00	Financial transactions
CSN Islands XI Corp.	50,000	100.00	100.00	Financial transactions
CSN Islands XII Corp.	1,540	100.00	100.00	Financial transactions
CSN Steel S.L.U.	22,042,688	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)		100.00	100.00	Equity interests
Sepetiba Tecon S.A.	254,015,052	99.99	99.99	Port services
Minérios Nacional S.A.	141,719,295	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	42,551,519	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	195,454,162	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	445,921,292	99.99	99.99	Manufacture of packages and distribution of steel products
CSN Gestão de Recursos Financeiros Ltda. (1)			99.99	Management of funds and securities portfolio
CSN Mineração S.A.	158,419,480	87.52	87.52	Mining and Equity interests
CSN Energia S.A.	43,149	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	486,592,830	92.38	91.69	Railroad logistics
Nordeste Logística S.A.	99,999	99.99	99.99	Port services
Aceros México CSN (2)			0.08	Commercial representation, steel sales and related activities
CSN Inova Ltd.		100.00	100.00	Advisory and implementation of new development projects
CSN Equipamentos S.A (3)	999	99.99		Rental of commercial and industrial machinery and equipment
CBSI - Companhia Brasileira de Serviços de Infraestrutura (4)	3,752,292	100.00		Provision of services

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.		100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.		99.99	99.99	Steel and Equity interests
CSN Resources S.A.		100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas		99.99	99.99	Sale of cans and packages in general and Equity interests
Companhia de Embalagens Metálicas MMSA		99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM		99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.		100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH		100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)		100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Asia limited (5)			100.00	Commercial representation
CSN Mining Holding, S.L		87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH		87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited		87.52	87.52	Commercial representation
Aceros México CSN (2)			99.92	Commercial representation, steel sales and related activities
Lusosider Ibérica S.A.		100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.		87.52	87.52	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC		100.00	100.00	Import and distribution/resale of products

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	253,606,846	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava		17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A. (6)	63,377,198	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.		31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura			50.00	Provision of services
Transnordestina Logística S.A. (7)	24,670,093	47.26	46.30	Railroad logistics

Indirect interest in joint ventures: equity method
MRS Logística S.A.		16.30	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	46,994,971	20.00	20.00	Metallurgical and Equity interests
(*) They are dormant Companies therefore they do not appear in the note 8.a, where is disclosed business information under the equity method and fair value through profit or loss and comprehensive income.

(1)     CSN Gestão de Recursos Financeiros was liquidated on June 13, 2019;

(2)     On February 1, 2019, the Federal Taxpayers' Registry was canceled and, therefore, the settlement process of Aceros Mexico CSN was terminated, however, before third parties and for the purposes of commercial law, the settlement was retroactive to September 18, 2018;

(3)     Company incorporated on August 22, 2019.

(4)     On November 29, 2019, a purchase and sale agreement for share was signed, whereby Companhia Siderúrgica Nacional acquired the entire participation that CKTR Brasil Serviços Ltda held in CBSI - Companhia Brasileira de Serviços de Infraestrutura. As a result, as of the date mentioned, CSN now holds 100% of CBSI's share capital.

(5)     On August 6, 2019 CSN Asia Limited was liquidated;

(6)     On December 31, 2019 and 2018, the Company directly owned 26,611,282 common shares, 2,673,312 preferred shares class A and 34,092,604 preferred shares class B, totaling 36,765,916 preferred shares of MRS Logística S.A.

(7)     On May 10, 2019, 501,789 shares of shareholder FINOR, all class B preferred shares, were transferred to shareholder CSN. On December 31,2019, the Company had 24,168,304 ordinary shares, 501,789 preferred shares Class B (as of December 31,2018 had 24,168,304 ordinary shares and no preferred shares).

•           Exclusive funds

	Equity interests (%)
Exclusive funds	12/31/2019	12/31/2018	Core business
Direct interest: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

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

Subsidiaries

Subsidiaries are all entities which financial and operating policies can be conducted by the Company and when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to use its power to affect its returns.  The existence and effect of potential voting rights that are actually exercisable or convertible are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date when the control is transferred to the Company and are deconsolidated from the date when such control ceases.

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

ii.      Transactions and balances

The transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when their values are remeasured. Foreign exchange gains and losses resulting from the settlement of those transactions and from the translation at exchange rates in effect as of December 31, 2019 related to monetary assets and liabilities denominated in foreign currencies are recognized in the income statement as financial result, except when they are recognized in shareholders' equity as a result of foreign operation characterized as foreign investment.

According to IAS 21 and IFRIC 22 – foreign currency transactions and advance consideration, the transactions in which the Company recognizes a non-monetary asset or non-monetary liability involving prepayments or receipts in foreign currency are recorded at the exchange rate of the date the entity initially recognized (transaction date) the non-monetary asset or non-current liability monetary.

The balances of assets and liabilities are translated by exchange rates prevailing at the end of the reporting period. As of December 31, 2019, US$1 is equal to R$4.0307 (R$3.8748 at December 31, 2018) and €1 is equal to R$4.5305 (R$4.4390 at December 31, 2018), according to the rates obtained from Central Bank of Brazil website.

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

2.h) Investment Property

The Company's investment properties consist of land and buildings maintained to earn rental income and capital appreciation. The measurement method used is the acquisition or construction cost less accumulated depreciation and impairment, when applicable. Accumulated depreciation is calculated by linear method based on the estimated useful life of the properties subject to depreciation, see note 8.g. Land is not depreciated as they have an indefinite useful life.

2.i) Business combination

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

2.j) Property, plant and equipment

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

2.k) Leases

As of January 1, 2019, IFRS 16 was adopted by the Company.

When entering into a contract, the Company assesses whether the contract is, or contains, a lease. The lease is characterized by a lease or transmission of the right of use for a fixed period in exchange for monthly payments. A leased asset must be clearly specified.

The Company determines in the initial recognition, the lease term or non-cancellable term, which will be used in the measurement of the right-to-use assets and lease liabilities. The lease term will be reassessed by the Company when a significant event or significant change occurs in the circumstances that are in the control of the lessee and affect the non-cancellable term. The Company adopts exemption from recognition, as provided for in the standard, for the lessee contracts with terms of less than 12 (twelve) months, or whose underlying asset object of the contract is of low value.

On the start date, the Company recognizes the right to use asset and the lease liability at present value. The asset right of use must be measured at cost. The cost includes the lease liability, initial costs, advance payments, estimated costs to dismantle, remove or restore. The lease liability is measured on the start date by the Company at the present value of the lease payments that are made on that date. The payments are discounted at the interest rate implicit in the lease, or if the rate cannot be determined, an incremental borrowing rate will be used on the Company's loan.

For contracts that the Company determines the business rate, it is understood that this rate is the rate implied in terms and which is applied to discount the flow of future payments. In contracts with no rate definition, the Company applied the incremental borrowing rate, obtaining it through consultations with banks where it has a relationship, adjusted for the expected inflation for the coming years.

For the subsequent measurement, it is used the cost method to the right-of-use assets and for depreciation as determined in IAS 16 - Property, Plant and Equipment. However, for the purpose of depreciation, the Company determines the use of the straight-line method based on the remaining useful life of the assets or the term of the contract, whichever is shorter.

The effects of PIS and COFINS recoverable generated after the effective payment of the obligations will be recorded as a reduction of depreciation expenses for the right to use and financial expenses recognized monthly.

IAS 36 - Impairment of Assets will also be applied in order to determine whether the right-of-use asset has impairment indicators and to account for any impairment loss identified.

2.l) Intangible assets

Intangible assets comprise assets acquired from third parties, including through business combinations.

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis on the exploration or recovery periods estimated.

Mineral rights acquired are classified as rights and licenses in intangible assets.

Intangible assets with indefinite useful lives and goodwill based on expected future profitability are not amortized.

•       Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of the acquiree´s assets and liabilities. Goodwill on acquisitions from business combinations is recognized as intangible assets in the consolidated financial statements. The negative goodwill on purchase is recognized as a gain in the statement of income at the acquisition date. Goodwill is annually tested for impairment or at any time when circumstances indicate a possible loss. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

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

2.m) Impairment of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization and/or depreciation, such as property, plant and equipment, are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized at the amount at which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units, or CGUs). Non-financial assets, except for goodwill, which have suffered impairment, are subsequently reviewed for possible reversal of the impairment at the reporting date.

2.n) Employee benefits

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

The Company and some of its subsidiaries offered a postretirement healthcare benefit to its employees. The right to these benefits is usually contingent to their remaining in employment until the retirement age and the completion of the minimum length of service. The expected costs of these benefits are accumulated during the employment period and are calculated using the same accounting method used for defined benefit pension plans. These obligations are annually valued by qualified independent actuaries.

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized in profit or loss until the benefits become vested. When benefits became vesting rights, expenses are immediately recognized in profit or loss.

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

2.o) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation and it has reliable cost estimation.

The amount recognized as a provision is the best value estimation required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, it carrying amount is the present value of those cash flows (when the effect of the time value of money is material). Success fees are accrued to the extent that they make it probable that disbursements will occur. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is probable that reimbursement will be received and that the amount of the receivable can be measured reliably.

2.p) Share capital

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

2.q) Revenue recognition

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

The transfer is considered effected when or as the customer obtains control of that asset.

If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized.

Freight export services under the CFR (Cost and Freight) and CIF (Cost, Insurance and Freight) modalities, where the Company is responsible for the freight service, are considered separate services and therefore a separate obligation, with their allocation apart of the price of the transaction and with recognition of the service over time. Such revenue allocated to freight does not significantly affect the results of the Company's fiscal year and, therefore, it is not presented separately in the financial statements. For other services rendered, revenue is recognized based on its realization.

2.r) Financial income and financial expenses

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

2.s) Income tax and social contribution

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

2.t) Earnings/(Loss) per share

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

2.u) Environmental and restoration costs

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

Asset retirement obligation (A.R.O) asset retirement obligations consist of cost estimates by deactivation, demobilization or restoration of areas at the end of exploration and resource extraction activities minerals. The initial measurement is recognized as a liability discounted to present value and, subsequently, by the increase expenditure over time. The asset deactivation cost equivalent to the initial liability is capitalized as part of the book value of the asset being depreciated over the useful life of the asset.

2.v) Research and development

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

2.w) Financial instruments

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

•         Amortized cost

Assets measured at amortized cost must be measured if both of the following conditions are met: i) the financial asset is maintained within the business plan whose objective is to maintain financial assets for the purpose of receiving contractual cash flows ii) the contractual terms of the financial asset give rise, on specific dates, to cash flows that exclusively constitute payments of principal and interest on the principal amount outstanding, the Company shall recognize its interest income, exchange gains and losses and impairment directly in the income statement

•         Fair value through profit or loss

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

•  Financial liabilities measured at amortized cost

The Company shall classify all its financial liabilities as amortized cost, except financial liabilities classified at fair value through profit or loss, derivative liabilities and collateral agreement.

Other financial liabilities are measured at amortized cost using the effective interest method. The interest expenses, gains and losses are recognized in the income statement.

The Company holds the following non-derivative financial liabilities: borrowings, financing, dividends, leases, forfeit, debentures and trade payables.

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

The amounts accumulated in equity are realized in operational result in the periods when the forecast exports affect the result.

When a hedging instrument expires, is settled in advance or the hedging relationship no longer meets the hedge accounting criteria, or even when Management decides to discontinue hedge accounting, all cumulative gains or losses recorded in equity at the time remain recognized in equity and, from that moment, the exchange variations are recorded in the financial income/expenses. When the forecast transaction is completed, the gain or loss is reclassified to operational result. When a forecast transaction is no longer expected to take place, the cumulative gain or loss previously recognized in shareholders’ equity is immediately transferred to the income statement, in line item “Other operating”.

The movements of the hedge amounts denominated as export cash flow hedges are shown in note 12 – Financial Instruments.

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

The effective portion of changes in the fair value of financial liabilities that are designated and qualify as a net investment hedge is recognized in equity in line item “Hedge Accounting”. The gain or loss relating to the ineffective portion is recognized in other operating, when applicable. If at some point of the hedging relationship the balance of the debt is higher than the balance of the investment, the exchange variation on the excess debt will be reclassified to the statement of profit or loss as other operating income / expenses (ineffectiveness of the hedge).

The amounts accumulated in equity will be realized in the statement of profit or loss upon disposal or partial disposal of the foreign operation.

The changes in the amounts of hedge denominated as Net investment hedge are shown in note 12 – Financial Instruments.

2.x) Segment information

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

2.y) Government grants

Government grants are recognized when there is reasonable assurance that:

- the Company will comply to the conditions attaching to them;

- assurance that the grants will be received.

Government grants will be recognized as revenue on a systematic basis over the periods in which the Company recognizes  the related costs that the grants are intended to compensate.

The Company has state tax incentives in the South, North and Northeast regions, which are recognized in profit or loss as a reduction of the corresponding costs, expenses and taxes.

2.z) Noncurrent assets held for sale and discontinued operations

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

2.a.a) New standard and interpretation not yet adopted

The following standard and interpretation has been issued and will be mandatory for subsequent accounting periods, that is, as of January 1, 2020 and 2021 and were not early adopted by the Group for the year ended December 31, 2019:

Standard	Main items introduced by the standard	Effective date
The Conceptual framework for financial reporting

Review of the Conceptual Framework by establishing a comprehensive set of concepts for guidance on financial performance reporting; better definitions and guidelines, highlighting the definition of a liability; and clarification in relevant areas.

January 1, 2020

The Conceptual Framework for Financial Reporting

The Conceptual Framework for Financial Reporting defines the fundamental concepts to financial reporting that guide regulatory bodies in developing their standards accounting.

The proposed changes aim to bring accounting information and better understanding of the scope of application of the standard. The Company estimates that it will not have significant impacts by the revision of Conceptual Framework for Financial Reporting, since the concepts established by the standard are already applied.

2.a.b) New standard and interpretation already adopted

The following standards and interpretations have been issued and were applied by the Company as of January 1, 2019:

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

The effects of IFRS 16 are further detailed in Note 13.

IFRIC 23 did not bring any impact in the Company’s financial statements as of and for the year ended December 31, 2019.

3       CASH AND CASH EQUIVALENTS

		Consolidated
	12/31/2019	12/31/2018
Current
Cash and cash equivalents
Cash and banks	496,769	1,124,714

Short-term investments
In Brazil:
Government securities	69,093	10,247
Private securities	462,831	609,480
	531.924	619,727
Abroad:
Private securities	60,262	503,563
Total short-term investments	592,186	1,123,290
Cash and cash equivalents	1,088,955	2,248,004

The funds available established in Brazil, are basically invested in repurchase agreements and Bank Certificate of Deposit (“CDBs”) and yield interest based on the floating of Certificates of Interbank Deposits (“CDI”) and government securities are basically repurchase agreements backed by National Treasury Notes. The Company invests part of the resources through the exclusive investment funds, whose financial statements have been consolidated in the Company. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF).

The funds available abroad are invested in private securities, in banks considered by management as top rated banks and the returns are based on fixed interest rates

4       FINANCIAL INVESTMENTS

	Consolidated
	Current		Non Current
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
CDB - Certificate of bank deposit (1)	481,409	882,376
Government securities (2)	37,144	13,337
Time Deposit (3)				7,772
Usiminas shares(4)	2,114,620
Bonds(5)			95,719
	2,633,173	895,713	95,719	7,772

(1)     Financial investment with restricted modality and linked to Bank Certificate of Deposit to secure a letter of guarantee from financial institutions.

(2)     Investments in National Treasury Bills (LFT) managed by its exclusive funds.

(3)     As of December 31, 2019, the investments in Time Deposit in custody to cover additional expenses of the sale of LLC was fully redeemed.

(4)     In December 2019, the Company opted to reclassify Usiminas' investment to current assets (see notes 8.f and 12.II), and part of the shares guarantees a portion of the Company's debt.

(5)     Bonds with Fibra Bank due in February 2028.

5       TRADE RECEIVABLES

		Consolidated
	12/31/2019	12/31/2018
Trade receivables
Third parties
Domestic market	1,118,632	1,369,396
Foreign market	1,003,905	852,821
	2,122,537	2,222,217
Allowance for doubtful debts	(245,194)	(237,352)
	1,877,343	1,984,865
Related Parties (note 18 b)	170,588	93,317
	2,047,931	2,078,182

The Company  performs operations relating to assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. In the consolidated, this transaction totals R$51,161 as of December 31, 2019 (R$46,210 as of December 31, 2018).

The breakdown of gross trade receivables from third parties is as follows:

		Consolidated
	12/31/2019	12/31/2018
Current	1,739,746	1,514,847
Past-due up to 30 days	132,845	177,287
Past-due up to 180 days	23,877	47,684
Past-due over 180 days	226,069	482,399
	2,122,537	2,222,217

The movements in the Group’s allowance for doubtful debts are as follows

	Consolidated
	12/31/2019	12/31/2018
Opening balance	(237,352)	(191,979)
Expected credit losses	(43,313)	(53,706)
Recovery of receivables	35,471	8,333
Closing balance	(245,194)	(237,352)

6       INVENTORIES

	Consolidated
	12/31/2019	12/31/2018
Finished goods	1,691,842	1,501,969
Work in progress	1,294,369	1,217,611
Raw materials	1,493,129	1,584,140
Spare parts	902,135	857,402
Advances to suppliers	35,828	36,192
(-) Provision for losses	(134,553)	(157,754)
	5,282,750	5,039,560

The movements in the provision for inventory losses are as follows:

	Consolidated
	12/31/2019	12/31/2018
Opening balance	(157,754)	(135,840)
(Estimated losses) / Reversal of inventories with low turnover and obsolescence	23,201	(21,914)
Closing balance	(134,553)	(157,754)

7         OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

				Consolidated
	Current		Non-current
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Judicial deposits (note 16)			328,371	347,950
Credits with the PGFN (1)			46,774	46,774
Recoverable taxes (2)	1,282,415	1,412,335	2,119,940	1,822,388
Prepaid expenses	107,428	49,830	126,213	49,808
Freight expenses(3)	96,305	117,156
Actuarial assets - related parties (Note 18 b)			13,714	99,894
Derivative financial instruments (note 12 I)	1,364	351	4,203
Securities held for trading (note 12 I)	4,034	4,503
Iron ore inventory (4)			144,499	144,499
Northeast Investment Fund – FINOR			199	26,598
Loans with related parties (notes 18 b and 12 I)		2,675	846,300	706,605
Other receivables from related parties (Note 18 b)	1,830	3,649	428,672	218,840
Other receivables (note 12 I)			7,059	7,451
Eletrobrás' compulsory loan (Note 12 I) (5)			845,284	813,428
Dividends receivable (note 18 b)	44,554	46,171
Employee debt	33,045	31,645
Others	102,021	84,709	146,326	988
	1,672,996	1,753,024	5,057,554	4,285,223

(1)      Refers to the excess of judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).

(2)     Refers mainly to PIS / COFINS, ICMS recoverable and income and social contribution taxes to be offset. On September 20, 2018, res judicata the writ of mandamus and special appeal filed in 2006, in which CSN and Federal Union were parties, related to the discussion about the non-inclusion of ICMS in the calculation base of PIS and COFINS, confirmed the CSN's right to offset the amounts over-collected from 2001 to 2014.

(3)     Refers a payment of freight expenses and maritime insurance over revenues didn’t recognized.

(4)     Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating from the second half of 2021.

(5)     This is a certain and due amount, arising from the res judicata favorable decision to the Company, which is irreversible and irrevocable, in order to apply the STJ's consolidated position on the subject, which culminated in the conviction of Eletrobrás to the payment of the correct interest and monetary adjustment of the Compulsory Loan. The res judicata decision, as well as the certainty about the amounts involved in the liquidation of the sentence (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain. In addition to this amount already recorded, the Company continues to seek alternatives for the recovery of additional credits and the estimate can reach an amount greater than R$350 million.

8       INVESTMENTS

•                            Reduction of financial leverage

With the primary objective of reducing the Company’s financial leverage, Management is committed to a plan to dispose of a set of assets, however, it is not possible to confirm that the sale within a period of 12 months is highly probable for any of the assets contemplated in the plan. The Company considers several sales scenarios that vary according to different macroeconomic and operational assumptions. In this context, the Company did not segregate and did not reclassify such assets in the financial statements as discontinued operations in accordance with IFRS 5.

8.a) Investments in joint ventures, joint operations, associates and other investments

	12/31/2019						12/31/2018
Companies	Participation in					Participation in
	Assets	Liabilities	Shareholders’ equity	Fair Value	Profit / (Loss) for the period	Assets	Liabilities	Shareholders’ equity	Fair Value	Profit / (Loss) for the period
Joint-venture and Joint-operation
MRS Logística S.A.	4,145,205	2,616,218	1,528,987	433,635	187,597	3,125,912	1,693,200	1,432,712	445,383	194,403
MRS - fair value amortization (Note 8.b)					(11,747)					(11,746)
CBSI - Companhia Brasileira de Serviços de Infraestrutura					6,695	25,941	19,997	5,944		4,501
Transnordestina Logística S.A. (*)	4,398,434	3,209,378	1,189,056	271,116	(17,100)	4,065,604	2,883,851	1,181,753	271,116	(20,429)
	8,543,639	5,825,596	2,718,043	704,751	165,445	7,217,457	4,597,048	2,620,409	716,499	166,729
Associates
Arvedi Metalfer do Brasil	44,435	31,712	12,723		(1,682)	40,712	26,308	14,404		(5,087)
	44,435	31,712	12,723		(1,682)	40,712	26,308	14,404		(5,087)
Classified at fair value through profit or loss (note 12 I)
Usiminas								2,250,623
Panatlântica			47,300					28,566
			47,300					2,279,189

Eliminations (Note 8.b)					(38,219)					(28,252)

Other Investiments
Others			157		171			112		2,316
			157		171			112		2,316
Total Investiments in affiliated companies			3,482,974					5,630,613
Total Equity in results of affiliated companies (Note 8.b)					125,715					135,706
Investment properties			101,195
Total Investments			3,584,169					5,630,613

(*) As of December 31, 2019, and 2018, the Fair Value generated in the loss of control of Transnordestina Logística S.A. is R$ 659,105 and impairment of R$ 387,989.

The number of shares, the carrying amounts of assets, liabilities and shareholders’ equity, and the amounts of profit or loss for the year refer to the equity interests held by CSN in those companies.

8.b) Changes of investments balances in joint ventures, joint operations, associates and other investments

		Consolidated
	12/31/2019	12/31/2018
Opening balance of investments	5,630,613	5,499,995
Capital increase	27,909
Dividends (1)	(94,603)	(87,846)
Comprehensive income (2)	(2,592)	272
Equity in results of affiliated companies (3)	175,524	173,145
Receipt arising from the sale of Usiminas’ shares		(39,377)
Update of shares classified at fair value through profit or loss (Note 12 II)	(118,780)	96,133
Reclassification of Usiminas shares	(2,114,620)
Consolidation CBSI (Note 8d)	(8,775)
Amortization of fair value - investment MRS	(11,747)	(11,746)
Others	45	37
Closing balance of investments	3,482,974	5,630,613

(1) In 2019, refers to the allocation of dividends of Itá Energética, CSN Energia, CSN Mineração, Sepetiba Tecon, CBSI – Companhia Brasileira de Serviços de Infraestrutura and joint venture MRS Logística.

(2) Refers to translation to the reporting currency of the foreign investments of which functional currency is not the Brazilian Reais, actuarial gain/loss and gain/loss on investment hedge from investments accounted for under the equity method.

(3) The table below shows the reconciliation of the equity in results of affiliated companies classified as joint venture and associates and the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies.

		Consolidated
	12/31/2019	12/31/2018

Equity in results of affiliated companies
MRS Logística S.A.	187,597	194,403
CBSI - Companhia Brasileira de Serviços de Infraestrutura (1)	6,695	4,501
Transnordestina Logística S.A.	(17,100)	(20,429)
Arvedi Metalfer do Brasil S.A.	(1,682)	(5,087)
Others	14	(243)
	175,524	173,145
Eliminations
To cost of sales	(57,908)	(42,806)
To taxes	19,689	14,554
Others
Amortization of fair value – investment in MRS	(11,747)	(11,746)
Others	157	2,559
Equity in results adjusted	125,715	135,706

(1) Refers to the equity in results of affiliated companies until November 30, 2019.

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

Upon termination of the lease, it will return to the Union as well as all the rights and benefits transferred to Tecon, along with the ownership of assets and those resulting from investments, declared reversible by the Federal Government for being necessary to the continuity of terminal´s operation. The reversible assets will be indemnified by the Federal Government at the residual value of cost, based on the accounting records of Tecon after deducting depreciation.

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

• FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA S.A. (“FTL”)

FTL was created on the purpose of incorporating the spun-off portion of Transnordestina Logística S.A, the Company holds the concession to operate the railway cargo transportation, the public service is provided in northeastern Brazil, which includes the railway between the towns of Sao Luis to Altos, Altos to Fortaleza, Fortaleza to Souza, Souza to Recife/Jorge Lins, Recife/Jorge Lins, Recife/Jorge Lins to Salgueiro, Jorge Lins to Propriá, Paula Cavalcante to Cabedelo (Cabedelo Branch) and Itabaiana to Macau (Macau Branch) ("Network I").

As of May 13, 2019, the CSN subscribed shares by capitalization of advances for future capital increase amounting R$27,670, therefore its participation in the share capital of the company increased from 91.69% to 92.38%. As a result of the operations described above that caused a change in the shareholder’s participation, the Company recorded a loss in the amount of R$293, recorded in shareholders' equity in other comprehensive income.

• CSN MINERAÇÃO S.A. (“CSN Mineração”)

Headquartered in Congonhas, Minas Gerais, it is primarily engaged in the production, purchase and sale of iron ore and commercializes its products mainly in the overseas market. From November 30,2015, the CSN Mineração S.A. has centralized mining operations of CSN, including the establishments of the mine Casa de Pedra, the port TECAR and the participation of 18.63% in MRS. The participation of the CSN in this subsidiary is 87.52%.

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

8.d) Joint ventures and joint operations financial information

The balances of the balance sheets and income statements of joint venture and joint operation are presented as follows and refer to 100% of the companies´ results:

			12/31/2019				12/31/2018
	Joint-Venture		Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	47.26%	48.75%	34.94%	50.00%	46.30%	48.75%
Balance sheet
Current assets
Cash and cash equivalents	670,296	17,166	65,793	345,962	2,091	19,234	29,870
Advances to suppliers	20,100	3,240	363	17,750	73	1,734	937
Other current assets	1,326,281	59,405	15,955	736,768	41,284	108,851	16,718
Total current assets	2,016,677	79,811	82,111	1,100,480	43,448	129,819	47,525
Non-current assets
Other non-current assets	789,562	258,391	24,361	804,570	2,111	222,630	25,840
Investments, PP&E and intangible assets	8,316,033	8,968,447	426,403	6,482,292	6,324	8,428,567	457,578
Total non-current assets	9,105,595	9,226,838	450,764	7,286,862	8,435	8,651,197	483,418
Total Assets	11,122,272	9,306,649	532,875	8,387,342	51,883	8,781,016	530,943

Current liabilities
Borrowings and financing	653,784	103,877		422,793	4,350	75,906
Leases	256,034
Other current liabilities	1,561,684	171,821	16,793	1,368,290	33,844	179,816	18,298
Total current liabilities	2,471,502	275,698	16,793	1,791,083	38,194	255,722	18,298
Non-current liabilities
Borrowings and financing	2,369,615	6,084,424		2,111,518	1,262	5,754,073
Leases	1,650,758
Other non-current liabilities	527,871	430,603	16,550	640,535	539	218,839	15,113
Total non-current liabilities	4,548,244	6,515,027	16,550	2,752,053	1,801	5,972,912	15,113
Shareholders’ equity	4,102,526	2,515,924	499,532	3,844,206	11,888	2,552,382	497,532
Total liabilities and shareholders’ equity	11,122,272	9,306,649	532,875	8,387,342	51,883	8,781,016	530,943

	01/01/2019 a 11/30/2019			01/01/2019 a 12/31/2019				01/01/2018 a 12/31/2018
		Joint-Venture		Joint-Operation	Joint-Venture			Joint-Operation
Participação (%)	CBSI	MRS Logística	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	50.00%	34.94%	47.26%	48.75%	34.94%	50.00%	46.30%	48.75%
Statements of Income
Net revenue	267,436	3,200,809		163,048	3,726,448	166,080		166,358
Cost of sales and services	(233,830)	(2,382,828)		(83,129)	(2,476,628)	(142,254)		(77,829)
Gross profit	33,606	817,981		79,919	1,249,820	23,826	-	88,529
Operating (expenses) income	(12,328)	207,840	(18,077)	(62,660)	(313,606)	(10,884)	(18,020)	(60,104)
Financial income (expenses), net	(1,460)	(268,089)	(18,386)	1,183	(151,839)	(179)	(26,103)	(126)
Income before income tax and social contribution	19,818	757,732	(36,463)	18,442	784,375	12,763	(44,123)	28,299
Current and deferred income tax and social contribution	(6,428)	(254,378)		(6,147)	(262,760)	(3,761)		(9,452)
(Loss) profit for the year, net	13,390	503,354	(36,463)	12,295	521,615	9,002	(44,123)	18,847

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

The balance of property, plant and equipment less depreciation as of December 31, 2019 is R$22,441 (R$23,596 as of December 31, 2018) and the expense in 2019 amounted to R$6,497 (R$5,827 in 2018).

•       CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA (“CBSI”)

CBSI is the result of a joint venture between CSN and CKTR Brasil Ltda, which CSN held 50% interest. Based in the city of Araucária, PR, CBSI is primarily engaged in providing services to CSN and other third-party entities, and can operate activities related to the refurbishment and maintenance of industrial machinery and equipment, construction maintenance, industrial cleaning, logistic preparation of products, among other activities.

- Business Combination: Acquisition of control of the company CBSI – Companhia Brasileira de Serviços de Infraestrutura (“CBSI”)

On November 29, 2019, the Company acquired 50% of the capital of the company CBSI, of which it already held another 50%, becoming the holder of 100% of the shares. The value of the transaction was R$24,000 (twenty-four million reais) for 1,875,146 (one million eight hundred seventy-five thousand one hundred forty-six) common, nominative shares with no par value.

The parties involved recognize that the price has been established considering the liabilities, contingencies, assets and results, past and future, of CBSI, and that no additional claim will be accepted from any of the parties at any time in relation to the value of the transaction.

The market values of the assets acquired, and liabilities assumed do not differ from the book values on the acquisition date.

Determination of the purchase price:

Description	R$	Reference
Fair value of the interest held by the acquirer in the acquiree immediately before the combination	8,775	(i)
Amount paid on the acquisition of CBSI	24,000	(ii)
Purchase price considered for the business combination	32,775

i. 50% of the stake held prior to the acquisition;

ii. Total amount paid for another 50% of the CBSI company.

In accordance with IFRS 3 - Business Combination, the interest held by the Company is part of the consideration transferred.

Below are the values resulting from the business combination:

Assumptions	R$
Consideration paid for the acquisition of the remaining 50% interest in CBSI	24,000
Fair value of the stake previously held by CSN	8,775
Total consideration paid for the acquisition of CBSI	32,775
Fair value of CBSI's shareholders' equity on the acquisition date	(17,550)
Goodwill	15,225

Goodwill is an asset that represents future economic benefits resulting from other assets acquired in a business combination, which are not individually identified and separately recognized. It is allocated to a separate account in the individual financial statements in the investment group and in the intangible group in the consolidated financial statements.

The balance sheet of the assets acquired, and liabilities assumed on November 29, 2019 is shown below:

ASSETS
Cash and cash equivalents	2,656
Accounts receivable	67,340
Deferred taxes	476
Other assets	11,301
Inventory	16,939
Fixed assets	9,123
Intangible assets	348
Total assets acquired	108,183
LIABILITIES
Borrowings and financing	19,781
Trade payables	15,564
Payroll and related taxes	32,855
Tax payables	1,950
Provisions	5,369
Other liabilities	15,114
Total liabilities assumed	90,633
Equity acquired	17,550

•         TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TLSA is primarily engaged in the public service operation and development of a railroad network in the Northeast of Brazil network, comprising the rail segments Eliseu Martins to Trindade, Trindade to Salgueiro, Salgueiro to Porto Suape, Salgueiro to Missão Velha and Missão Velha to Pecém (“Railway System II”).

It is in pre-operational phase and will remain so until the completion of Rail Network II. The approved schedule, which considered the completion of the work by January 2017, is currently under discussion with the responsible agencies, according described in the item 27.b. The Management understands that new deadlines for project completion will not have material adverse effects on the expected return on investment.

During the year 2017, the other shareholders of TLSA subscribed 2,912,997 shares in amounting to R$153,253, diluting CSN on TLSA share capital to 46.30%.  Therefore, due to the transactions described above and the participation change of the shareholders in the share capital of TLSA on 2017, the Company recognized a gain of R$2,814, recorded in equity in other comprehensive income. In May 2019, the Northeast Investment Fund - FINOR transferred to CSN, BNDES and BNDESPAR, 1,677,816 (one million six hundred seventy-seven thousand, eight hundred and sixteen) class “B preferred shares, of which 501,789 (five hundred and one thousand, seven hundred and eighty-nine) shares were transferred specifically to CSN. On 12/31/2019, the Company's interest in the capital of TLSA is 47.26% of the total capital and 92.60% of the voting capital.

The Management receives funds from its shareholders and third parties for completion of the works, according described in the item 27.b, which are expected to be available, based on agreements previously entered into and recent discussions between the involved parties. After analyzing this matter, Management concluded as adequate the use of the accounting base of the project’s going concern in the preparation of the financial statements for the year ended December 31, 2019.

TLSA performed an impairment test of its own long-live assets using the discount cash flow method and considered the main assumptions, as follows:

Measurement of recoverable value:

Cash Flow Projection	Until 2057
Gross Margin	Based on market studies to capture operations costs and loads, based on studies of market trends.
Estimated Costs	Costs based on studies and market trends.
Growth rate in perpetuity	Growth rate was not considered due to the projection model until the end of the concession.
Discount rate	Between 5.09% to 6.98% in real terms.

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

As a result, it was not necessary to recognize an impairment in the surplus-value of the investments in the year ended on December 31, 2019.

8.e) Additional information on indirect participation in abroad operations

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

On June 5, 2018 CSN LLC had its corporate name changed to "Heartland Steel Processing, LLC". On the same date, a new company was incorporated under the name "Companhia Siderúrgica Nacional, LLC", a wholly owned subsidiary of Heartland Steel Processing, LLC. On June 28, 2018, Companhia Siderúrgica Nacional, LLC., became a wholly-owned subsidiary of CSN Steel and, on June 29, 2018, Heartland Steel Processing, LLC was sold to Steel Dynamics, Inc for the base transaction price of R$400 million.

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

8.f) Other investments

•       PANATLÂNTICA S. A. (“Panatlântica”)

Panatlântica is a publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is classified as fair value through profit or loss.

The Company currently holds 11.31% (11.33% as of December 31, 2018) of Panatlântica’s total share capital.

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

In February 2018, were sold 3,136,100 of preferred shares (USIM5) in the amount of R$39,377, by the exclusive fund “VR1 - Multi-Credit Private Investment Fund.

As of December 31, 2019, and 2018, the Company’s interest in Usiminas’s capital was 15.19% in common shares and 20.29% in preferred shares.

In December 2019, the Company opted to reclassify the investment measured at fair value through profit or loss to current assets through a new management decision regarding the maintenance of shares in line with its asset sale strategy.

USIMINAS is listed on the São Paulo Stock Exchange (“B3 S.A.”: USIM3 and USIM5).

•     ARVEDI METALFER DO BRASIL S.A. (“Arvedi”)

Arvedi, headquartered in Salto, State of São Paulo, is engaged in pipe production. As of December 31, 2019 and 2018 CSN held 20.00% of Arvedi’s share capital.

8.g) Investment Property

The Company maintains several properties for the purpose of using them in its operations, whether for industrial expansions, or for the benefit of its employees and the communities adjacent to its industrial plants.

During the year of 2019, the Company started technical studies for the exploration of real estate activities aiming at earning income and capital appreciation. Already with a view to implementing these activities, during 2019 some land and buildings that were classified as fixed assets were reclassified to investment properties as shown below:

			Consolidated
	Land	Buildings	Total
Cost	68,877	53,816	122,693
Accumulated depreciation		(21,498)	(21,498)
Balance at December 31,2019	68,877	32,318	101,195

On December 31, 2019, the Company's management estimated the fair value of investment properties in R$1,7 billion.

9       PROPERTY, PLANT AND EQUIPMENT

								Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (ii)	Right of use (i)	Other (*)	Total
Balance at December 31, 2018	287,854	2,678,638	11,687,271	30,530	3,282,436		80,135	18,046,864
Cost	287,854	3,751,429	22,426,782	165,331	3,282,436		355,768	30,269,600
Accumulated depreciation		(1,072,791)	(10,739,511)	(134,801)			(275,633)	(12,222,736)
Balance at December 31, 2018	287,854	2,678,638	11,687,271	30,530	3,282,436		80,135	18,046,864
Effect of foreign exchange differences	1,499	2,978	8,033	106	2,464		56	15,136
Acquisitions	6,125	16,116	459,460	1,763	1,924,520	43,111	41,574	2,492,669
Capitalized interest (notes 24 and 29)		13			117,176			117,189
Write-off (note 23)	(2,143)	(130)	(80,426)	(1)	(30,400)	(1,354)	(149)	(114,603)
Depreciation (note 22)		(135,313)	(1,241,026)	(5,999)		(58,843)	(25,038)	(1,466,219)
Transfers to other asset categories	790	294,872	1,766,047	2,629	(2,053,290)		(11,048)
Transfer to intangible assets		(31)			(11,865)			(11,896)
Right of use- Initial recognition						640,989		640,989
Right of use - Remesurement						(151,558)		(151,558)
ARO Update		225,125						225,125
Transfer to Investment Property	(67,176)	(20,030)			(13,989)			(101,195)
Consolidation CBSI			4,940	(573)			4,756	9,123
Others			(680)					(680)
Balance at December 31, 2019	226,949	3,062,238	12,603,619	28,455	3,217,052	472,345	90,286	19,700,944
Cost	226,949	4,250,471	24,372,514	170,229	3,217,052	531,044	386,144	33,154,403
Accumulated depreciation		(1,188,233)	(11,768,895)	(141,774)		(58,699)	(295,858)	(13,453,459)
Balance at December 31, 2019	226,949	3,062,238	12,603,619	28,455	3,217,052	472,345	90,286	19,700,944

(*) Refer basically to railway assets such as courtyards, tracks, mines and dormant and in the group leasehold improvements, vehicles, hardware.

(i)             Right of use

The movement of the rights of use as of December 31, 2019 is as follows

Consolidated

	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Other	Total
Initial recognition – Rights of use	556,133	54,513	9,783	20,560	640,989
Addition		6,719	34,197	2,195	43,111
Remeasurement	(152,915)	12,112	(4,525)	(6,230)	(151,558)
Depreciation	(21,314)	(9,190)	(15,311)	(13,028)	(58,843)
Write-off	(1,338)			(16)	(1,354)
Balance at December 31, 2019	380,566	64,154	24,144	3,481	472,345
Cost	401,746	73,344	39,455	16,499	531,044
Accumulated depreciation	(21,180)	(9,190)	(15,311)	(13,018)	(58,699)
Balance at December 31, 2019	380,566	64,154	24,144	3,481	472,345

(ii)            Construction in progress

The breakdown of the projects comprising construction in progress is as follows:

					Consolidated
	Project description	Start date	Completion date		12/31/2019	12/31/2018
Logistics
	Current investments for maintenance of current operations.				81,944	89,595
					81,944	89,595
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2020	(1)	883,742	844,194
	Expansion of TECAR export capacity.	2009	2022	(2)	303,965	289,298
	Current investments for maintenance of current operations.				389,510	725,616
					1,577,217	1,859,108
Steel
	Supply of 16 torpedo’s cars for operation in the steel industry	2008	2020		75,582	94,920
	Current investments for maintenance of current operations.			(3)	811,049	558,922
					886,631	653,842
Cement
	Construction of cement plants.	2011	2023	(4)	577,712	585,163
	Current investments for maintenance of current operations.				93,548	94,728
					671,260	679,891
Construction in progress					3,217,052	3,282,436

(1) Estimated completion date of the Central Plant Step 1;

(2) Estimated completion date of phase 60 Mtpa;

(3) Refers substantially to the technological modernization of the continuous running machines; increased efficiency in zinc plating lines and contractual agreement signed for the supply of new equipment;

(4) Refers substantially to the acquisition of new Integrated Cement Plants.

The average estimated useful lives are as follows, in years:

		Consolidated
	12/31/2019	12/31/2018
Buildings	38	38
Machinery, equipment and facilities	21	22
Furniture and fixtures	12	11
Others	14	15

9.a) Capitalized Interest

As of December 31, 2019, the Company capitalized borrowing costs amounting to R$117,189 in consolidated (as of December 31, 2018, R$71,611 in consolidated). These costs are basically estimated for the mining projects, mainly relating to the expansion of Casa de Pedra (MG) and TECAR (RJ), see notes 24 and 29. The rates for non-specific projects in the year ended December 31, 2019 are 6.58% (6.31% as of December 31, 2018).

10     INTANGIBLE ASSETS

							Consolidated
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total
Balance at December 31, 2018	3,590,931	288,773	54,972	150,009	3,166,999	1,491	7,253,175
Cost	3,831,338	573,614	161,067	150,009	3,185,701	1,491	7,903,220
Accumulated depreciation	(131,077)	(284,841)	(106,095)		(18,702)		(540,715)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2018	3,590,931	288,773	54,972	150,009	3,166,999	1,491	7,253,175
Effect of foreign exchange differences		4,711	3	3,092		33	7,839
Acquisitions and expeditures			1,387			40	1,427
Transfer to property, plant and equipment			7,808		4,088		11,896
Amortization (note 22)		(47,345)	(10,657)		(127)		(58,129)
Goodwill - Acquisition 50% CBSI (Note 8d)	15,225						15,225
Consolidation CBSI on November 30, 2019.			346	2			348
Balance at December 31, 2019	3,606,156	246,139	53,859	153,103	3,170,960	1,564	7,231,781
Cost	3,846,563	585,407	171,152	153,103	3,189,789	1,564	7,947,578
Accumulated depreciation	(131,077)	(339,268)	(117,293)		(18,829)		(606,467)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2019	3,606,156	246,139	53,859	153,103	3,170,960	1,564	7,231,781

(*) Composed mainly by mineral rights. Amortization is recorded based on production volumes.

The average useful lives by nature are as follows, in years:

		Consolidated
	12/31/2019	12/31/2018
Software	9	7
Customer relationships	13	13

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

		Consolidated
		Goodwill		Trademarks		Total
Cash generating unity	Segment	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Packaging (1)	Steel	158,748	158,748			158,748	158,748
Long Stel (2)	Steel	235,595	235,595	153,103	150,009	388,698	385,604
Minning (3)	Mining	3,196,588	3,196,588			3,196,588	3,196,588
Other Steel (4)	Steel	15,225				15,225
		3,606,156	3,590,931	153,103	150,009	3,759,259	3,740,940

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

(3)     Refers to the goodwill based on expectations for future profitability, resulting from the acquisition of Namisa by CSN Mineração concluded in December 2015, tested annually for the purpose of analyzing recoverability.

(4)     On November 29, 2019, CSN acquired the entire stake held by CKTR Brasil Serviços Ltda., corresponding to 50% of CBSI's shares, and now holds 100% of CBSI's share capital.

The impairment testing of the goodwill and the trademark include the balance of property, plant and equipment of the cash-generating units and also the intangible assets. The test is based on the comparison between the actual balances and the value in use of those units, determining based on the projections of discounted cash flows and use of such assumptions and judgements as: growth rate, costs and expenses, discount rate, working capital, future Capex investment and macroeconomic assumptions observable in the market.

The main assumptions used in calculations of value in use at December 31, 2019 are as follows:

	Metal packaging	Mining	Other Steel	Flat steel (*)	Logistic (**)
Measurement of recoverable value	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow
Cash flow projection	Until 2029 + perpetuity	Until 2054	Until 2029 + perpetuity	Until 2029 + perpetuity	Until 2027
Gross Margin	Gross margin updated based on historical data, impacts of business restructuring and market trends	Reflects projection of costs due to the progress of the mining plan as well as startup and ramp up of projects. Price and exchange rate projected according industry reports.	Gross margin updated based on historical data and market trends	Gross margin updated based on historical data and market trends.	Estimated based on market studies for cargo captures and operational costs according market trends.
Cost atualization	Cost based on historical data of each product and impacts of business restructuring	Updated costs based on historical data, progress of mining plan as well as startup and ramp up of projects	Updated costs based on historical data and market trends	Updated costs based on historical data and market trends	Costs based on historical data and market trends
Perpetual growth rate	Without growth	Without perpetuity	Without growth	Growth of 1.4% p.a in real terms updated by long term inflation of 1.7% p.a. of the Euro zone	Without perpetuity
Discount rate

For metal packaging, the cash flow considered a discount rate around 8% p.a. in real terms. For mining, flat steel and other steel (CBSI), cash flows considered a discount rate between 10% and 12% p.a. in nominal terms. For the logistic segment, cash flow was discounted using a discount rate between 5.09% and 5.41% p.a. in real terms. The discount rate was based on the weighted average cost of capital ("WACC") that reflects the specific risk of each segment.

(*) Refer to assets of subsidiary Lusosider, located in Portugal. The discount rate was applied on the discounted cash flow prepared in Euros, the functional currency of this subsidiary.

(**) Refer to assets of subsidiary FTL – Ferrovia Transnordestina Logística S.A.

For the subsidiary SWT – long steel, the measurement of recoverable value was based on fair value and classified as Level 3, based on unobservable inputs that reflect the assumptions that market participants would use for pricing, including risk assumptions and discount rate.

Based on the analyses conducted by Management, it was not necessary to record losses by impairment to those assets for the year ended on December 31, 2019.

11     BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

			Consolidated
		Current liabilities		Non-current liabilities
		12/31/2019	12/31/2018	12/31/2019	12/31/2018

Debt agreements in the international market
Variable interest in:
US$
Prepayment		1,769,975	1,016,737	2,563,928	3,830,240
Fixed interest in:
US$
Bonds, Perpetual Bonds and ACC	(1)	2,047,032	2,490,178	10,177,517	8,613,491
EUR
Others		223,204	181,056	147,241	106,535
		4,040,211	3,687,971	12,888,686	12,550,266

Debt agreements in Brazil
Securities with variable interest in:
R$
BNDES/FINAME, Debentures, NCE and CCB	(2)	1,086,985	1,890,450	10,049,783	10,710,678
Securities with fixed interest in:
R$
Intercompany		25,038
Prepayment			103,376
		1,112,023	1,993,826	10,049,783	10,710,678
Total Borrowings and Financing		5,152,234	5,681,797	22,938,469	23,260,944
Transaction Costs and Issue Premiums		(26,391)	(28,358)	(97,276)	(87,309)
Total Borrowings and Financing + Transaction Costs		5,125,843	5,653,439	22,841,193	23,173,635

(1)     In April 2019, the Company issued debt securities in the foreign market ("Bonds"), through its subsidiary CSN Resources S.A., in the amount of US$ 1 billion, being US$ 400 million with maturity in February 2023 and US$600 million with maturity in April 2026, both with interest of 7.625% per annum. Between April and May 2019, a tender offer ("Tender Offer") of the Notes was issued by CSN Islands XI Corp. and CSN Resources S.A., subsidiaries of the Company, having repurchased US$ 1 billion in bonds with maturity in 2019 and 2020. In July 2019, the Company issued thought to its subsidiary CSN Resources, debt securities in the foreign market (“Bonds”), in the amount of US$ 175million, with maturity in February 2023 and interest of 7.625% per annum and made the final payment of the debt in the foreign market (“Notes”), issued by the company CSN Islands XI Corp in September 2019 in the amount of US$ 142 million.

(2)     In January 2019, the Company issued debt securities in the domestic market (“Debentures”), in the amount of R$ 1,950 million, with maturity in 2023 and interest of 126,8% of CDI.

The following table shows the average interest rate:

	Consolidated
		12/31/2019
	Average interest rate (*)	Total debt
US$	6.66%	16,558,452
R$	5.71%	11,161,806
EUR	2.20%	370,445
		28,090,703

(*) In order to determine the average interest rates for debt contracts with floating rates, the Company used the rates applied as of December 31, 2019.

11.a) Maturities of borrowings, financing and debentures presented in non-current liabilities

As of December 31, 2019, the breakdown of principal plus interest of long-term liabilities as borrowings, financing and debentures by maturity date is presented as follows:

				Consolidated
				12/31/2019
				Principal
	Bank loans	Capital markets	Development agencies	Total
2021	2,884,003	636,667	55,636	3,576,306
2022	2,700,341	556,666	54,836	3,311,843
2023	2,945,897	4,378,398	53,957	7,378,252
2024	1,575,437		64,746	1,640,183
2025			68,595	68,595
After 2025		2,418,420	514,170	2,932,590
Perpetual bonds		4,030,700		4,030,700
	10,105,678	12,020,851	811,940	22,938,469

11.b) Amortization and borrowings raised, financing and debentures

The table below presents the funding raised and amortizations during the year:

	Consolidated
	12/31/2019	12/31/2018
Opening balance	28,827,074	29,510,844
Raised (1)	10,149,381	2,154,471
Payment of principal	(11,775,093)	(5,019,978)
Payment of charges	(2,039,112)	(2,141,710)
Provision of charges (Note 24)	1,996,305	2,009,688
Consolidation of CBSI as of November 30, 2019	19,722
Disposal of LLC		(10,544)
Others (2)	788,759	2,324,303
Closing balance	27,967,036	28,827,074

(1) Of the funding raised in the consolidated in 2019, R$100,661 (R$ 10,792 on December 31,2018) was raised to purchase fixed assets – see note 29.

(2) Includes unrealized exchange and monetary variations.

 In 2019, the Group obtained and amortized loans as shown below:

•       Funding raised and amortizations:

Consolidated

12/31/2019

Nature	Raised	Amortization of principal	Amortization of charges
Prepayment	805,288	(1,596,711)	(319,257)
Bonds, Perpetual bonds, ACC and Facility	6,616,544	(5,959,029)	(882,007)
BNDES/FINAME, Debentures, NCE and CCB	2,727,549	(4,219,353)	(837,848)
	10,149,381	(11,775,093)	(2,039,112)

•       Covenants

The Company's loan agreements establish the fulfillment of certain non-financial obligations, as well as maintenance of certain parameters and performance indicators, such as disclosure of its audited financial statements according to regulatory deadlines or payment of commission on risk assumption, if the certain financial indicators reaches the levels in those agreements. The Company is in compliance with the financial and non-financial obligations (covenants) of its current contracts. On December 31, 2019, the Company has provisioned R$10,531 in the Consolidated (R$ 38,134 as of December 31, 2018) for risk assumption.

12     FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company can operate with various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also can operate into derivative transactions, currency swap, interest rate swap and commodity swap operations.

Considering the nature of the instruments, the fair value is basically determined using quotations in the open capital market of Brazil and the Commodities and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in short time maturity. Considering the term and the characteristics of these instruments, the carrying amounts approximate the fair values

•           Classification of financial instruments

							Consolidated
				12/31/2019			12/31/2018
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		1,088,955	1,088,955		2,248,004	2,248,004
Financial investments	4		2,633,173	2,633,173		895,713	895,713
Trade receivables	5		2,047,931	2,047,931		2,078,182	2,078,182
Dividends receivable	7		44,554	44,554		46,171	46,171
Derivative financial instruments	7	1,364		1,364	351		351
Trading securities	7	4,034		4,034	4,503		4,503
Loans - related parties	7					2,675	2,675
Total		5,398	5,814,613	5,820,011	4,854	5,270,745	5,275,599

Non current
Financial investments	4		95,719	95,719		7,772	7,772
Other trade receivables	7		7,059	7,059		7,451	7,451
Compulsory loan - Eletrobrás	7		845,284	845,284		813,428	813,428
Loans - related parties	7		846,300	846,300		706,605	706,605
Investments	8	47,300		47,300	2,279,189		2,279,189
Derivative financial instruments	7	4,203		4,203
Total		51,503	1,794,362	1,845,865	2,279,189	1,535,256	3,814,445

Total Assets		56,901	7,608,975	7,665,876	2,284,043	6,806,001	9,090,044

Liabilities
Current
Borrowings and financing	11		5,152,234	5,152,234		5,681,797	5,681,797
Leases	13.a		35,040	35,040
Trade payables			3,012,654	3,012,654		3,408,056	3,408,056
Trade payables - Drawee risk	13		1,121,312	1,121,312		65,766	65,766
Dividends and interest on equity	13		13,252	13,252		932,005	932,005
Total			9,334,492	9,334,492		10,087,624	10,087,624

Non current
Borrowings and financing	11		22,938,469	22,938,469		23,260,944	23,260,944
Leases	13.a		439,350	439,350
Total			23,377,819	23,377,819		23,260,944	23,260,944

Total Liabilities			32,712,311	32,712,311		33,348,568	33,348,568

•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated		12/31/2019			12/31/2018
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments		1,364	1,364		351	351
Trading securities	4,034		4,034	4,503		4,503
Non-current
Financial assets at fair value through profit or loss
Investments	47,300		47,300	2,279,189		2,279,189
Financial derivative instruments		4,203	4,203
Total Assets	51,334	5,567	56,901	2,283,692	351	2,284,043

Level 1 - quoted prices in active markets for identical assets or liabilities.

Level 2 -  Includes observable inputs in market such as interest rates, exchange etc., but not prices traded in active markets.

There are no assets and liabilities classified as level 3.

II – Investments in financial instruments measured at fair value through profit or loss.

The Company has common shares (USIM3), preferred shares (USIM5) of Usiminas (“Ações Usiminas”) and shares of Panatlântica S.A (PATI 3), which are designated as fair value through profit or loss.

Usiminas assets are classified as current asset recognized as financial investment and shares of Panatlântica as noncurrent assets recognizes as investments. Both are recorded at fair value, based on the market price quotation on the stock exchange (B3 S.A.).

In accordance with the Company's policy, gains and losses arising from changes in the share price are recorded directly in the statement of income under Other Operating Income and Expenses.

Class of shares	12/31/2019				12/31/2018				12/31/2019
	Quantity	Interest (%)	Share price	Closing Balance	Quantity	Interest (%)	Share price	Closing Balance	Fair value adjustment recognized in profit or loss (note 23)
USIM3	107,156,651	15.19%	9.87	1,057,636	107,156,651	15.19%	11.44	1,225,872	(168,236)
USIM5	111,144,456	29.29%	9.51	1,056,984	111,144,456	29.29%	9.22	1,024,751	32,232
				2,114,620				2,250,623	(136,004)
PATI3	2,065,529	11.31%	22.90	47,300	1,997,642	11.33%	14.30	28,566	17,224
				2,161,920				2,279,189	(118,780)

•       Share market price risks

The Company is exposed to the risk of changes in the price of the shares due to the investments, valued at fair value through profit or loss that have their prices based on the market price on the stock exchange (B3).

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

The consolidated net exposure as of December 31, 2019 is as follows:

		12/31/2019
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	105,485	10,937
Trade receivables	346,264	1,179
Other assets	3,516	5,815
Total Assets	455,265	17,931
Borrowings and financing	(4,096,899)	(24,395)
Trade payables	(69,284)	(10,488)
Other liabilities	(2,680)	(963)
Total Liabilities	(4,168,863)	(35,846)
Foreign exchange exposure	(3,713,598)	(17,915)
Cash flow hedge accounting	2,530,713
Swap CDI x U.S.Dollar	67,000
Net Investment hedge accounting		24,000
Net foreign exchange exposure	(1,115,885)	6,085
Perpetual Bonds	1,000,000
Net foreign exchange exposure excluding perpetual bonds	(115,885)	6,085

CSN uses as strategy the hedge accounting, as well as derivative instruments with the purpose of hedging CSN's future cash flows.

•           Interest rate risk

Risk arises from short- and long-term liabilities with fixed or post fixed interest rates and inflation rates.

Item 12.b) shows the derivatives and hedging strategies to protect exchange and interest rates risks.

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

Exchange rate swap CDI x Dollar

The company has derivative operations with Bradesco Bank to hedge its NCE debt raised in September 2019 with maturity in October 2023 in the amount of US$ 67million (equivalent to R$ 278milhões), at a cost consistent with that usually praticed by the Company.

		Consolidated
							12/31/2019
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) in 2019
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BCP	02/07/2020	Dollar	12,875	51,923	(50,559)	1,364	783
Total Dollar-to-Euro swap			12,875	51,923	(50,559)	1,364	783

Bradesco	10/02/2023	Dollar	67,000	298,385	(294,182)	4,203	4,203
Total Swap CDI x dollar			67,000	298,385	(294,182)	4,203	4,203

				350,308	(344,741)	5,567	4,986

•  Classification of the derivatives in the balance sheet and statement of income

				12/31/2019
Instruments	Assets			Finance income (expenses), net (note 24)
	Current	Non current	Total
Dollar to euro swap	1,364		1,364	783
Swap CDI x dollar		4,203	4,203	4,203
	1,364	4,203	5,567	4,986

•       Cash flow hedge accounting

The Company formally designated cash flow hedging relationships to protect highly probable future cash flows against US dollar fluctuations relating to sales made in U.S. dollars.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on its profit, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising on translating the designated liabilities will be temporarily recognized in shareholders’ equity and allocated to profit or loss when such exports are carried out, which will allow recognizing the US dollar impact on liabilities and exports concurrently. Note that adopting hedge accounting does not entail contracting any financial instrument. As of December 31, 2019 the Company designated for hedge accounting US$2,530,713 in exports to be carried out between October 2019 to April 2026.

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

The table below shows a summary of the hedging relationships as of December 31, 2019:

									12/31/2019
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
3/11/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016 - September 2019	2.4442	500,000	(500,000)	(384,346)
1/12/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015 - February 2019	2.5601	175,000	(175,000)	(23,184)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6805	30,000			(40,506)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6780	35,000			(47,345)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6760	35,000			(47,409)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000	(15,000)	(11,254)	(38,223)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.2850	100,000	(25,000)	(14,676)	(55,928)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.2850	30,000	(12,000)	(4,315)	(13,423)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3254	100,000	(40,000)	(13,574)	(42,318)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	25,000	(10,000)	(3,242)	(10,125)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	70,000	(28,000)	(9,077)	(28,350)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	30,000	(12,000)	(3,890)	(12,150)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3815	30,000	(12,000)	(4,004)	(11,686)
3/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	Outubro de 2018 a Outubro de 2022	3.3940	355,000	(84,091)	(12,990)	(172,488)
4/2/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(644,000)	(305,801)	(378,915)
7/31/2019	Bonds and Export prepayments in US$	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,759			(356,904)
Total						4,087,804	(1,557,091)	(790,353)	(1,255,770)

(*) In 2019, was recognized in other operating, the amount of (R$790,353). On December 31,2018 was (R$370,191).

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movements in the hedge accounting amounts recognized in shareholders’ equity as of December 31, 2019 are as follows:

	12/31/2018	Movement	Realization	12/31/2019
Cash flow hedge accounting	1,441,295	604,828	(790,353)	1,255,770
Fair value of cash flow hedge, net of taxes	1,441,295	604,828	(790,353)	1,255,770

As of December 31, 2019, the hedging relationships established by the Company were effective, according to the prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

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

As from September 1st, 2015 CSN began to adopt hedge of net investment to eliminate exposure and cover future fluctuations of the Euro on such loans. Non-derivative financial liabilities have been designated represented by loan agreements with financial institutions in the amount of € 120 million. The carrying amounts on December 31, 2019 are:

						12/31/2019
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Amortized part (USD’000)	Impact on shareholders' equity
09/30/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	(96,000)	1,469
Total					120,000	(96,000)	1,469

The changes in the amounts related to net investment hedge recognized in shareholders’ equity as of December 31, 2019 are presented below:

	12/31/2018	Movement	12/31/2019
Net Investment hedge accounting	3,941	(2,472)	1,469
Fair value of net investment hedge in foreign operations	3,941	(2,472)	1,469

On December 31, 2019 hedge relationships established by the Company found to be effective, according to prospective tests. Therefore, no reversal by ineffectiveness of the hedge was recorded.

12.c) Sensitivity analysis

 We present below the sensitivity analysis for currency risk and interest rate.

•       Sensitivity analysis of Derivative Financial Instruments and consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 as 25% and 50% of deterioration for volatility of the currency, using as reference the closing exchange rate as of December 31, 2019.

The currencies used in the sensitivity analysis and its scenarios are shown below:

				12/31/2019
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	4.0307	4.4946	5.0384	6.0461
EUR	4.5305	5.0038	5.6631	6.7958
USD x EUR	1.1234	1.1122	1.4043	1.6851

			12/31/2019
Interest	Interest rate	Scenario 1	Scenario 2
CDI	4.40%	5.50%	6.60%
TJLP	5.57%	6.96%	8.36%
Libor	1.91%	2.39%	2.87%

The effects on income statement, considering scenarios 1 and 2 are shown below:

					12/31/2019
Instruments	Notional	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Hedge accounting of exports	2,530,713	Dollar	1,173,998	2,550,136	5,100,272

Swap CDI x Dollar	67,000	Dollar	31,081	67,514	135,028
Currency position
(not including exchange derivatives above)	(3,713,598)	Dollar	(1,722,738)	(3,742,100)	(7,484,200)

Consolidated exchange position	(1,115,885)	Dollar	(517,659)	(1,124,450)	(2,248,900)
(including exchange derivatives above)

Net Investment hedge accounting	24,000	Euro	11,359	27,183	54,366

Currency position	(17,915)	Euro	(1,637)	(20,291)	(40,582)

Consolidated exchange position	6,085	Euro	557	6,892	13,784
(including exchange derivatives above)

Dollar-to-euro swap	12,875	Dólar	(2,463)	9,021	15,944

 (*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – depreciation of Real by 11.51% / Real x Euro – depreciation of Real by 10.45%. Euro x Dollar – appreciation of Euro by 1.0%. Source: quotations from Central Bank of Brazil and Central Bank of Europe on 02/03/2020.

•                 Sensitivity analysis of changes in interest rates

The Company considered the scenarios 1, and 2 as 25% and 50% of evolution for volatility of the interest as of December 31, 2019.

						Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	5.57		(870,637)	(2,481)	(12,124)	(24,248)
Libor	1.91		(4,275,363)	(57,620)	(20,438)	(40,876)
CDI	4.40	462,831	(10,148,220)	(28,594)	(106,539)	(213,078)

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market rates at December 31, 2019 recorded in the Company´s assets and liabilities.

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

The following table shows the contractual maturities of financial liabilities and lease liabilities, including accrued interest.

					Consolidated
At December 31, 2019	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 11)	5,152,234	6,888,149	9,087,030	6,963,290	28,090,703
Lease (Note 13a)	35,040	44,873	44,872	349,605	474,390
Trade payables (note 12I)	3,012,654				3,012,654
Trade payables – Drawee risk (note 12I)	1,121,312				1,121,312
Dividends and interest on equity (note 13)	13,252				13,252

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

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as below:

		12/31/2019		12/31/2018
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	4,036,186	3,706,553	3,880,074	2,850,615
Fixed Rate Notes	8,090,297	8,345,471	6,745,132	7,595,765

(*) Source: Bloomberg

•         Credit risks

The exposure to credit risks of financial institutions complies with the parameters established by financial policy. The Company performs detailed analyses of the financial condition of its clients and suppliers, and permanently monitors the credit limits established and the outstanding balance thereof.

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

Thousands of reais	12/31/2019	12/31/2018
Shareholder's equity (equity)	11,361,932	10,013,440
Borrowings and Financing (Third-party capital)	27,967,036	28,827,074
Gross Debit/Shareholder's equity	2.46	2.88

13     OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

				Consolidated
	Current			Non-current
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Payables to related parties (note 18 b)	46,063	35,499	88,021	96,629
Dividends and interest on capital payable (Note 12 I)	13,252	932,005
Advances from customers (1)	787,604	137,418	1,845,248
Taxes in installments	19,498	20,179	67,727	73,934
Profit sharing - employees	162,866	113,219
Taxes payable			8,805	8,631
Provision from consumption and services	204,299	334,638
Third party materials in our possession	78,820	45,915
Trade payables - drawee risk (2)	1,121,312	65,766
Lease Liabilities (note 13a)	35,040		439,350
Other payables	57,690	85,984	44,551	48,134
	2,526,444	1,770,623	2,493,702	227,328

(1) Glencore Advance: On March 29, 2019, the Company received in advance through its subsidiary CSN Mineração the amount of US$ 496 million (R$ 1,951 billion) related to a supply contract of approximately 22 million tons of ore to the Swiss trader Glencore International AG ("Glencore"), to be executed within 5 years. On July 11, 2019, CSN Mineração entered into an amendment to the contract with Glencore and received in advance on August 5, 2019 US$ 250million (R$ 956million) for the additional supply of approximately 11 million tons of iron ore.

(2) Trade Payables – Drawee risk: The Company negotiated with financial institutions to anticipate payments from its suppliers, with the objective of extending the terms of its own obligations. The effective prepayment of receivables depends on acceptance by its suppliers, given that their participation is not mandatory. The Company is not reimbursed and / or benefited by the financial institution from discounts for payment executed before the maturity date agreed with the supplier, there is no change in the degree of subordination of the security in the event of judicial execution, nor changes in the existing commercial conditions between Company and its suppliers.

13.a) LEASES

The lease liabilities are presented in financial statement as follows:

	12/31/2019	First adoption
Leases	1,501,960	1,533,556
Present value adjustment - Leases	(1,027,570)	(892,567)
	474,390	640,989
Classified:
Current	35,040	39,243
Non-current	439,350	601,746
	474,390	640,989

The Company adopted IFRS 16  as of January 1, 2019, using the modified retrospective approach that does not require the presentation of comparative balances. As a result of adopting IFRS 16, the Company changed the accounting policy for lease agreements.

The reconciliation between the amount of lease liabilities recognized on transition to IFRS 16 and the amount of operating lease commitments disclosed in the notes to the consolidated financial statements for the year ended December 31, 2018 is as follows:

Operating lease commitment at December 31,2018	4,217,333
Renewal options not included in commitments	833,083
Effect timing differences between inception and commencement	(26,580)
Variable lease payments not included in commitments	(3,661,675)
Lease liabilities before discounting	1,362,161
Discount to presente value	(990,827)
Lease liabilities at January 01, 2019	371,334

The Company has lease agreements for port terminals in Itaguaí, the Cargo Terminal - TECAR, used for the loading and unloading of iron ores and the Container Terminal - TECON, the agreements have a remaining term of 28 and 32 years respectively and contract lease for railway operation using the Northeast network with a remaining term of 8 years.

Additionally, the Company has property lease agreements, used as operational facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 2, 5 and 16 years.

CSN also has lease agreements for operating equipment, used in mining and steel operations, with terms of 2 to 5 years.

The present value of future obligations was measured using the implicit rate observed in the contracts, for contracts that did not have a rate, the Company applied the incremental borrowing loans - “IBR”, both in nominal terms.

The IBR was acquired through consultation with the Company's relationship banks according to the average term of the contracts.

The average rates used to measure the lease and rights to use:

			12/31/2019
Contract term (in years)	Incremental - IBR (a.a)		Implicit (a.a)
	BRL	EURO	BRL
1	7.78%	0.52%
2	8.16%
3	8.53%
4	8.90%	1.11%
5	9.27%
6		1.24%
9			6.75%
16	12.25%
29			8.30%
32			15.22%

Changes in lease liabilities for the period ended December 31, 2019 are shown in the table below.

12/31/2019
Consolidated
Opening balance	640,989
New leases (note 9)	106,584
Present Value Adjustments - New leases (note 9)	(54,080)
Contract review	(175,609)
Write off	(1,374)
Payments	(94,727)
Interest appropriated	52,607
Net balance	474,390

The minimum future payments estimated to leasing agreements include variable payments, essentially fixed when based on minimum performance and contractually fixed rates.

As of December 31,2019 are as follows:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	86,062	319,162	1,096,736	1,501,960
Present value adjustment - Leases	(51,022)	(229,417)	(747,131)	(1,027,570)
	35,040	89,745	349,605	474,390

• PIS and COFINS recoverable

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. We show below the potential right of PIS and COFINS embedded in the lease liability.

12/31/2019
Consolidated
Leases	1,489,789
Present value adjustment - Leases	(1,026,919)
Potencial PIS and COFINS credit	137,805
Present value adjustment – Potential PIS and COFINS credit	(96,461)

•            Payments of leases not recognized as liabilities:

The Company chose not to recognize lease liabilities in contracts with a maturity of less than twelve months and for assets with low value. The realized payments to these contracts are recognized as expenses, when incurred.

The Company has lease agreements for the use of ports (TECAR) and railways (FTL) which, even if they establish minimum performance, cannot determine their cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred

Expenses related to payments not included in the measurement of a lease liability during the actual exercise are:

Consolidated
12/31/2019
Contract less than 12 months	10,819
Lower Assets value	3,853
Variable lease payments	177,460
192,132

In accordance with the guidelines of IFRS 16, the Company uses the discounted cash flow technique to measure and remeasure liabilities and right to use, without considering the projected inflation in the flows to be discounted.

Considering Official Letter / CVM / SNC / SEP No. 02/2019, the Company discloses below the comparative balances of lease liabilities, right of use, financial expenses and depreciation expenses with the use of rates in real terms to discount a present value of flows also in real terms.

	12/31/2019
	Consolidated
	Rate in nominal terms and actual flow	Rate and actual flow in termos nominais
Lease Liability	474,390	579,390
Right of net use	472,345	567,905
Financial expenses	(49,118)	(57,556)
Depreciation	(53,826)	(57,356)

To measure the balances using the rate in real terms, the inflation projection (IPCA) released by the Central Bank of Brazil was used.

14     INCOME TAX AND SOCIAL CONTRIBUTION

14.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

	Consolidated
	12/31/2019	12/31/2018	12/31/2017
Income tax and social contribution income (expense)
Current	(1,564,622)	(827,229)	(358,981)
Deferred	2,398,400	576,895	(50,128)
	833,778	(250,334)	(409,109)

The reconciliation of consolidated income tax and social contribution expenses and income and the result from applying the effective rate to profit before income tax and social contribution are as follows:

		Consolidated
	12/31/2019	12/31/2018	12/31/2017

Profit/(Loss) before income tax and social contribution	1,410,733	5,450,917	520,338
Tax rate	34%	34%	34%
Income tax and social contribution at combined statutory rate	(479,649)	(1,853,312)	(176,915)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	46,737	50,134	42,431
Profit with differentiated rates or untaxed	(236,404)	(46,006)	37,605
Transfer pricing adjustment	(18,494)	(74,836)	(34,746)
Tax loss carryforwards without recognizing deferred taxes	(21,095)	(27,683)	(368,612)
Indebtdness limit	(20,393)	(38,486)	(39,378)
Unrecorded deferred taxes on temporary differences	(2,835)	(11,964)	541,655
(Losses)/Reversal for deferred income and social contribution tax credits	1,530,185	1,807,909	(403,080)
Income taxes and social contribution on foreign profit	(14,424)	(30,219)	(29,964)
Tax incentives	39,042	36,710	14,358
Deferred taxes on exchange variation in equity		(43,667)
Interest on equity	22,107
Other permanent deductions (additions)	(10,999)	(18,914)	7,537
Income tax and social contribution in profit for the period	833,778	(250,334)	(409,109)
Effective tax rate	-59%	5%	79%

14.b) Deferred income tax and social contribution:

Deferred income tax and social contribution are calculated on income tax and social contribution losses and the corresponding temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements:

									Consolidated
	12/31/2017	Movement			12/31/2018	Movement			12/31/2019
		Shareholders' Equity	P&L	Others		Shareholders' Equity	P&L	Others

Deferred
Income tax losses	1,137,234		(177,378)	(616)	959,240		651,561		1,610,801
Social contribution tax losses	406,884		(39,303)	(223)	367,358		242,688		610,046
Temporary differences	(2,654,558)	21,208	793,576	839	(1,838,935)	(2,357)	1,504,151	59	(337,082)
- Provision for tax. social security, labor, civil and environmental risks	356,750		(25,554)	3,184	334,380		(70,367)		264,013
- Asset impairment losses	181,463		53		181,516		915		182,431
- (Gains)/losses on financial instruments	416,747	530,292	(587,263)		359,776		54,719		414,495
- Actuarial liability (pension and healthcare plan)	273,058	(48)	3,022		276,032	38,569			314,601
- Accrued supplies and services	67,716		27,928		95,644		36,767		132,411
- Goodwill on merger	608		(608)
- Unrealized ex change differences (1)	1,511,152		(500,620)		1,010,532		170,969		1,181,501
- (Gain) on loss of control over Transnordestina	(92,180)				(92,180)				(92,180)
- Cash flow hedge accounting	134,479	355,563			490,042	(63,080)			426,961
- Aquisition Fair Value SWT/CBL	(193,311)	(16,683)	37,880		(172,114)	(52,071)	39,672		(184,513)
- Deferred taxes non computed	(212,236)		(38,359)	(2,345)	(252,940)		(39,021)		(291,961)
- (Losses) estimated/ reversals to deferred taxes credits	(4,130,928)	(885,069)	1,929,424		(3,086,573)	25,159	1,435,415		(1,625,998)
- Business Combination	(1,040,536)		9,724		(1,030,812)		7,471		(1,023,341)
- Consolidation CBSI							(12)	62	50
- Other	72,660	37,153	(62,051)		47,762	49,066	(132,377)	(3)	(35,552)
Total	(1,110,440)	21,208	576,895	-	(512,337)	(2,357)	2,398,400	59	1,883,765

Total Deferred Assets	63,119				89,394				2,473,304
Total Deferred Liabilities	(1,173,559)				(601,731)				(589,539)
Total Deferred	(1,110,440)				(512,337)				1,883,765

(1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution on net income.

The Company has foreign subsidiaries in its corporate structure, for which profits are taxed at income tax in the countries where they are domiciled by lower rates than those prevailing in Brazil. From 2014 up to 2019 such foreign subsidiaries generated profits amounting to R$ 1,406,562. If for some reason tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, which if due, would total R$ 453,927.The Company, based on its legal counsel’s opinion, assessed the likelihood of loss in a potential claiming by tax authorities which resulted in a possible risk of loss and, therefore, no provision was recognized in the financial statements.

In addition, management evaluated the precepts of IFRIC 23 - “Uncertainties Over Income Tax Treatments” and considers that there are no reasons for the tax authorities to differ from the tax positions adopted by the Company. Accordingly, no additional provisions for income tax and social contribution were recognized as a result of the assessment of the application of IFRIC 23 in the financial statements at December 31, 2019.

A sensitivity analysis of tax credit was performed considering a variation of macroeconomic assumptions, operating performance and liquidity events. In this way, considering the results of studies performed, which indicates that it is probable that there will be taxable income to use the deferred income and social contribution taxes balance.

The estimated recovery of deferred tax assets of IRPJ and CSLL are presented by net when referring to a single jurisdiction as shown in the table below:

In millions of reais	Consolidated
2020	230
2021	713
2022	938
2023	985
2024	431
Deferred Asset	3,297
Deferred liabilities - Parent Company	(823)
Net Deferred Asset	2,474
Deferred liabilities - Subsidiaries	(590)
Net Deferred Asset	1,884

14.c) Income statement and social contribution recognized in the shareholders’ equity

The income statement and social contribution recognized directly in the shareholder’s equity are demonstrated below:

	Consolidated
	12/31/2019	12/31/2018
Income tax and social contribution
Actuarial gains on defined benefit pension plan	215,306	176,700
Estimated losses for deferred income and social contribution tax credits - actuarial gains	(217,969)	(180,048)
Exchange differences on translating foreign operations	(325,350)	(325,350)
Cash flow hedge accounting	426,961	490,041
Estimated losses for deferred income and social contribution tax credits - cash flow hedge	(426,961)	(490,041)
	(328,013)	(328,698)

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
Tax losses

The Company incur tax losses at the parent company level, because of financial expenses over its leverage, since it holds substantially all loans and financings of CSN group. In 2018  the parent company presented taxable income.

Temporary differences	Foreign exchange differences	The Company usually opts for the taxation of exchange differences on a cash basis. As a result, taxes are due and expenses are deductible when the underlying asset or liabilities is settled.
	Losses on Usiminas shares	Changes in investments in Usiminas’ shares are recognized on an accrual basis, but the event that generates taxation or deductibility will only occur at the time of divestment.
Other provisions

Other provisions are recognized on an accrual basis, but their taxation occurs only at the time of their realization. This includes provisions for contingencies, impairment losses, environmental liabilities, etc.

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

A significant aspect to be considered in the analysis is the fact that CSN has presented recent tax losses mainly due to the deterioration of the Brazilian political and macroeconomic environment, as well as the growth of its financial leverage. These two aspects combined led to an imbalance between the financial and operating results of the Company.

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

With the aforementioned measures already in execution, the Company's management expects to retake high profitability rates. Accordingly, management considers that the gradual recognition of tax credits, using at first a time period of projections of less than 10 years, better reflects the expectation of utilization of the credits recognized in the Company's tax books. As a result of the study, the Company reversed during 2019, R$2,361,362 of the loss recorded in previous years, with a balance of deferred fixed assets recognized in the amount of R$3,258,542 in the Parent Company, as of December 31, 2019.

The tax losses and negative social contribution base and temporary differences maintained in the Company's tax books for future use are respectively, R$1,465,808 and R$549,683 (R$834,141 and R$322,283 on December 31, 2018).

15     Taxes in installments

The position of the Refis debts and other tax installment payment plans, recorded in taxes in installments in current and non-current liabilities, as mentioned in note 13, is as follows:

			Consolidated
	Current			Non-current
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Federal REFIS Law 11.941/09	12,172	12,100	17,436	18,895
Federal REFIS Law 12.865/13	6,481	6,240	48,306	52,661
Other taxes in installments	845	1,839	1,985	2,378
	19,498	20,179	67,727	73,934

16     PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

			Consolidated
	Accrued liabilities		Judicial deposits
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Tax	128,411	118,490	31,060	46,321
Social security	7,039	70,084		50,898
Labor	305,309	362,228	227,213	214,625
Civil	138,990	210,264	53,771	22,024
Environmental	43,498	31,390	3,731	1,900
Deposit of a guarantee			12,596	12,182
	623,247	792,456	328,371	347,950

Classification
Current	96,479	106,503
Non-current	526,768	685,953	328,371	347,950
	623,247	792,456	328,371	347,950

The changes in the provision for tax, social security, labor, civil and environmental risks in the year ended December 31, 2019 were as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2018	Additions	Accrued charges	Net utilization of reversal	12/31/2019
Tax	118,490	25,019	4,188	(19,286)	128,411
Social security	70,084	4,386	91	(67,522)	7,039
Labor	362,228	36,133	59,502	(152,554)	305,309
Civil	210,264	65,817	12,465	(149,556)	138,990
Environmental	31,390	9,629	4,091	(1,612)	43,498
	792,456	140,984	80,337	(390,530)	623,247

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment and only proceedings for which the risk is classified as probable loss are accrued. Additionally, this provision includes tax liabilities resulting from lawsuits filed by the Company, subject to SELIC (Central Bank’s policy rate).

Tax lawsuits

The main lawsuits that are considered by the external legal advisors as probable loss, which CSN or its subsidiaries are parties are as follows: (i) ISS tax assessments notices; (ii) Differences between calculated and paid ICMS; (iii) Consignment action for payment of social security contributions; (iv) requests for compensation not approved due to the lack of credit rights.

Labor lawsuits

As of December 31, 2019, the Group is a defendant in 7,590 labor lawsuits. Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, health care plan, indemnity claims resulting from alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2000 to 2003.

During the year ended December 31, 2019 there were addition or write-off movements in labor lawsuits arising from the definite conclusion and the constant revision of the Company’s accounting estimates related to the provision for contingencies that take into consideration the different nature of the claims made, as required by the Company’s accounting policies.

Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation. Generally, these lawsuits result from work accidents, occupational diseases and contractual litigation related to the industrial activities of the Group, real estate actions, healthcare plan.

Environmental lawsuits

Among the environmental administrative / judicial proceedings in which the Company is a defendant include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental licenses; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities and public civil actions claiming regularization with compensation, in most cases claiming environmental recovery. In general, these proceedings arise from alleged impacts to the environment related to the Company’s industrial activities.

The environmental processes are highly complex to estimate the value at risk, because they should be taken into consideration, among various aspects, procedural development, the extent of any damage and projected repair costs.

There are other environmental processes for which it is not yet possible to assess the risk and contingency amount due to the aforementioned complexity of estimation, the peculiarities of the matters involving them and also their procedural stages. The main environmental judicial and administrative procedures are listed below:

•       In 2018, the Company celebrated TAC 07/2018, which aims to adopt environmental improvements within the scope of the UPV. The obligations of TAC 07/2018 are linked to the Environmental Operating Authorization (“AAF”) nº IN 002019, valid until October 2024, whose purpose is to authorize the regular operation of the UPV during compliance with TAC 07/2018.

•     In July 2012, the Public Ministry of the State of Rio de Janeiro, (“Ministério Público do Estado do Rio de Janeiro” or “MPE/RJ”) and the Public Federal Ministry (“Ministério Público Federal” or “MPF”) filed a separate public civil action in the state and Federal Courts alleging, in existence of supposed contaminated area in the Condominium Volta Grande IV. In view of the conflict of jurisdiction to judge actions, the Superior Court of Justice (“Superior Tribunal de Justiça” or “STJ”) declared the jurisdiction of the Federal Court to prosecute and judge such actions. In brief, the MPF maintains that the company should (i) remove wastings left in industrial landfill areas in the city of Volta Redonda and (ii) transfer 750 residences of the Volta Grande IV condominium, also in the city of Volta Redonda. These requirements were denied by the Court, which determined the presentation of a schedule to investigate the area and, if necessary, to remediate the potential issues raised by the MPF. The aforementioned schedule was presented and all the surveys performed during the investigation including the risk assessment and intervention plan were concluded in April 30, 2014. Also, there are actions initiated by owners of the residential condominium mentioned above to be reimbursed for material and moral damages, not yet judged.

•     In January 2014, it was distributed an Annulment Action with the purpose of declaring the nullity of an Assessment Notice issued by INEA for the alleged contamination of the soil and groundwater in the Volta Grande IV Condominium. The penalty was a simple fine, in the amount of R$35 million. The request for the preliminary suspension of the chargeability of the debt was not assessed, which is why INEA filed a Tax Enforcement Action. Declared connection between actions. An application for suspension of the procedure was filed until the conclusion of the investigation in the ACP Volta Grande IV.

•     With regards to other supposedly contaminated areas in Volta Redonda, the Public Ministry initiated three public civil actions claiming for environmental remediation and indemnification related to certain areas denominated Marcia I, II, III and IV, Wandir I and II and Reciclam. Regarding to Marcia I, the phase of producing evidence has ended and is being analyzed for judgment. The other claims are at initial stage and CSN are currently performing environmental studies that will determine the extent of possible environmental damages related to soil contamination, as well as the action plan to fulfill with the legislation in force. As soon as the studies are concluded, they will be presented and added to the pleadings.

•       In 2015, the Public Federal Ministry initiated a public civil action against CSN claiming for the adequacy and regularization for the emission of particles from the UPV and the stoppage of its operations. According to CONAMA Resolution n. º 436/2011, the companies have to adjust the emission of particles to match to the new legal standards required by December 2018, which should be compatible with INEA the schedule of actions and measures foreseen in TAC 07/2018.

•     In 2016, CSN were mentioned in public civil action proposed by the Public Federal Ministry and the Public Ministry of the State of Rio de Janeiro in relation to a supposedly irregular waste deposit in the landfill area named "Aterro Panco". The claimings are for the recovery of degraded areas, compensation for damages to fauna and flora and to human health, as well as indemnification for material and moral damages caused to the environment.

•     In 1988, the Public Federal Ministry initiated a public civil action against CSN for a supposedly environmental contamination and pollution of the Paraiba do Sul river supposedly caused by our industrial activities of UPV. In 1995, the court determined the meeting of cases No. 15,497; 17,563; No. 7,304; and, No. 7,624, in view of the connection characterized and determined the joining of the four actions.

•     The Federal Regional Court of the Second Region maintained the first instance conviction, reiterating the Company's obligation to compensate for possible environmental damage caused to the ecosystem. The Company appealed to the Superior Court of Justice (STJ), which accepted the appeal and annulled the previous decisions, determining the return of the records to the 1st Instance to resume the process.

•     In 2010, a civil investigation was launched to verify (i) the environmental requirements for the CSN project in the city of Arcos (cement plant); (ii) monitoring and mitigation of the environmental impacts of our productive activities; (iii) conformity of the conditions our environmental licenses, including the creation of a museum within the Corumbá ecological station and the creation of a Private Reserve of Natural Heritage; and (iv) measures for preservation of  cultural heritage and adoption of compensatory measures. In February 2, 2011 a Term of Undertaking was signed (“TAC”) to assure the fulfillment of the obligations raised by the Public Ministry. In December 2019, the TAC's final filing and settlement of obligations, without the payment of fines by CSN, was ratified by the Council of the Public Ministry.

•     In 2009 and 2010, we signed Judicial Agreements (“TAJ”) with the Public Federal Ministry to recover environmental liabilities caused by our coal mining activities in the Southeast of Santa Catarina until the 90’s. The environmental liabilities reached by the TAJ include the restoration of certain degraded areas. In March 2018, the parties renegotiated a new agreement, with the extension of the construction schedule until 2030, which was legally approved on 06/06/18.

The Company is currently negotiating with the Public Federal Ministry the suspension of the TAJ terms for trading and adjusting the obligations and planned compensatory measures.

•       In July 2018, the Company and Harsco Metals ("Harsco"), a contracted company, were named in a new public civil action jointly filed by the Federal Public Ministry and the Public Prosecutor's Office of the State of Rio de Janeiro, due to the irregular deposit of waste (steel slag) in the area called "Slag Processing Yard". The decision issued established a certain limitation in the monthly dispatch of the slag to the said yard, reduction of the height of the piles, removal of the excess of the stored material, which finally had its effects suspended by preliminary decision. The Company and Harsco have been looking for alternatives to solve this problem and are working on a plan of action with a feasible schedule, due to the concern with the impacts that can be generated by the abrupt removal of the yard material within the deadline established in the preliminary decision.

•       In January 1995, in the Municipality of Volta Redonda/RJ (“MVR”), the ACP was filed claimed to CSN to comply with 26 items of Compensatory Environmental Programs. After the dispute, the parties entered into Transaction (1995), establishing CSN's effective obligations, as well as environmental compensation, ratified in court by judgment. The Municipality of Volta Redonda disagreed about the approved agreement and in 2015 the process of liquidation of unfulfilled obligations was initiated. On December 27, 2018, a new agreement was signed between CSN and the MRV, to put an end to the legal dispute, through reciprocal concessions from the parties, with the MVR expressly waiving the right on which the lawsuit is based and to CSN an additional investment in the amount of R$21 million, with 30% of this amount being allocated to services of environmental interest, preservation works, improvement and recovery of the quality of the environment of Volta Redonda. In 2019, the agreement signed between CSN and MVR was approved with the effective disbursement by CSN of R$ 25MM, following the appellate prosecutor's office, which is awaiting judgment.

•        In August 2017, CSN initiated an annulment action against the tax assessment notice that imposed a fine on CSN (R$25 million – updated until December/19), for alleged water pollution in the Paraíba do Sul River, with discharge of effluent from the ETE (Effluent Treatment Station) of Blast Furnace # 2, due to accident occurred on 11/27/2010. The enforceability of the fine is suspended by virtue of an injunction granted in a writ of mandamus until final decision of the appeal phase that discusses the guarantee offered to the court (suitable guarantee) for the grant of guardianship.

•         In December 2019, a Public Civil Action was initiated against Sepetiba TECON and INEA aiming at suspending the environmental licensing processes of the Sepetiba TECON container terminal until the study of the environmental      support capacity of Sepetiba Bay is carried out, and the INEA to refrain from licensing new ventures or potentially polluting activities on the site, which may harm the socio-environmental balance of the Bay and the preservation of marine fauna. Sepetiba TECON became aware of the action through news published on the MPF website. On 12/19/19, the court rejected the request for urgent relief requested by the MPF, as well as the Federal Union and IBAMA's decision was determined. Citation is awaited.

•       In June 2019, CSN filed a lawsuit against the INEA Notification, which determined the suspension of operations for handling solid bulk in TECON due to the alleged lack of activity forecast in the object of the respective Operation License. A preliminary injunction was granted to suspend the effects of the Notification and allow the continuation of the solid bulk handling operation until the final judgment of the action. Decision confirmed on appeal.

•       In relation to mining issues, with the occurrence of the accident involving a Brazilian company in November 2015, the State of Minas Gerais initiated several civil inquiries aimed at investigating companies in the mining segment, based on the State Dam Inventory released in 2014. These procedures are intended to investigate structures that do not have technical stability guaranteed by an external auditor, or whose stability has not been attested due to the lack of documents or technical data. In August 2016, the Company was cited in a similar public civil action, in relation to the structure of Dique do Engenho Dam. Documents were submitted to the state authorities that prove the stability and safety of the said dam. It is expected that this case will also be closed, for the same reasons as the previous one.

•         Other administrative and judicial proceedings

The table below shows a summary of the carrying amounts of the main legal matters with possible risk of loss and the amounts on December 31, 2019 and 2018.

	Consolidated
	12/31/2019	12/31/2018
Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution - Capital gain on sale of Namisa's shares	12,412,964	11,812,071
Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by Namisa.	3,867,663	3,722,888
Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services	2,249,708	2,165,088
Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010, 2011 and 2014(1)	2,946,288	1,891,149
Tax foreclosures - ICMS - Electricity credits	1,022,371	974,479
Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	1,100,564	1,481,382
Disallowance of the ICMS credits - Transfer of iron ore	567,534	529,607
ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	310,349	294,527
Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	538,268	516,583
Assessment Notice- IRRF- Capital Gain of CFM vendors located abroad	254,850	243,007
CFEM – difference of understanding between CSN and DNPM on the calculation basis (2)	1,020,266	311,582
Assessment Notice- ICMS- questions about sales for incentive area	1,015,812	976,438
Other tax lawsuits (federal, state, and municipal)	4,478,014	3,625,167
Social security lawsuits	325,492	287,823
Enforcement action applied by Brazilian antitrust authorities (CADE)	93,212	101,683
Other civil lawsuits	1,721,753	922,171
Labor and social security lawsuits	1,565,237	1,537,078
Tax foreclosures – Fine – Volta Redonda IV (3)	84,599	75,530
Other environmental lawsuits	215,691	144,235
	35,790,635	31,612,488

(1) On October 15, 2019, CSN received a new tax assessment requesting the payment of IRPJ / CSLL referring to profits earned by a foreign contractor, in the total amount of R$1 Billion;

(2) On December 23, 2019, CSN Mineração received 03 (three) new Notifications of Launches demanding payment of differences in the payment of CFEM, in the total amount of R$689 million;

(3) On April 8, 2013, INEA imposed on CSN a fine of R$ 35 million in respect of the aspects involving the Volta Grande IV condominium, determining that the actions already considered and discussed in the civil suit filed in July 2012. In connection with the application of this fine, an annulment action was distributed, in January 2014, to the 10th Civil Court of the State of Rio de Janeiro, seeking the annulment of the fine and its effects. In parallel, INEA filed a tax enforcement action in order to enforce the amount of the fine imposed. The aforementioned Tax Enforcement action was distributed in May 2014 to the 4th Volta Redonda Active Debt Registry in the State of Rio de Janeiro. Currently, said enforcement action is suspended until the judgment of the annulment action, in order to avoid conflicting decisions.

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

17     PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The carrying amount of the provision for environmental liabilities and asset retirement obligation (ARO) are as follows:

		Consolidated
	12/31/2019	12/31/2018
Environmental liabilities	192,270	198,386
Asset retirement obligations	331,731	83,380
	524,001	281,766

17.a) Environmental liabilities

As of December 31, 2019, there is a provision recognized for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever necessary. These are Management’s best estimates based on the environmental remediation studies and projects. This provision is recognized as other operating expenses.

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

17.b) Asset retirement

In 2019, the Company decided to anticipate the discontinuity of the dams used in its mining activities and, consequently, the flow of expenses for deactivating the dams was anticipated in relation to the initial planning considering the last study. As a result, the balance of the provision for deactivating assets was R$331,731 on December 31, 2019 (R$83,380 on December 31, 2018).

18     RELATED-PARTY BALANCES AND TRANSACTIONS

18.a) Transactions with holding companies

Vicunha Siderurgia S.A. is the Company’s main shareholder, with 49,24% of the voting shares.

The Company’s also control Rio Iaco Participações S.A, holding a 4,22% interest in the voting capital of the Company.

The corporate structure of Vicunha Aços S.A is as follows:

Vicunha Steel S.A. – holds 67.93% of Vicunha Aços S.A.

CFL Participações S.A. – holds 12.82% of Vicunha Aços S.A. and 40% of Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 19.25% of Vicunha Aços S.A. and 60% of Vicunha Steel S.A.

•         Liabilities

At the Annual General Meeting (AGM), held on April 26, 2019, the distribution of the mandatory minimum dividend for the year of 2018 was approved. Vicunha Aços S.A and Rio Iaco Participações S.A received, respectively, R$442,308 and R$37,879.

On December 31, 2019, it was proposed to distribute, as mandatory minimum dividends, the amount of R$204,574 to the shareholder Vicunha Aços S.A and R$17,519 to Rio Iaco Participações S.A. Since the meeting of the board of directors was held on 09/18/2019, the distribution of interim dividends to the profit account recorded in the balance sheet as of June 30, 2019 was approved and Vicunha Aços S.A and Rio Iaco Participações S.A received R$203,179 and R$17,400, respectively. The remaining balance of the proposed dividends of R$1,394 for Vicunha Aços S.A and R$ 119 for Rio Iaco Participações S.A will be deliberated at the 2020 Annual General Meeting (AGM)

18.b) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction

	Current		Non-current		Total
	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Assets
Trade receivables (note 5)	170,588	93,317			170,588	93,317
Dividends receivable (note 7)	44,554	46,171			44,554	46,171
Actuarial asset (note 7)			13,714	99,894	13,714	99,894
Financial investments	2,116,560	92,332	95,719		2,212,279	92,332
Loans (note 7)		2,675	846,300	706,605	846,300	709,280
Other receivables (note 7)	1,830	3,649	428,672	218,840	430,502	222,489
	2,333,532	238,144	1,384,405	1,025,339	3,717,937	1,263,483
Liabilities
Borrowings and Financing
Borrowings and Financing (Note 11)	25,038				25,038
Other payables (Note 13)
Accounts payable	23,566	29,286	88,021	96,629	111,587	125,915
Provision for consumption and services	22,497	6,213			22,497	6,213
Trade payables	240,984	135,801			240,984	135,801
Actuarial liabilities			19,788	7,982	19,788	7,982
	312,085	171,300	107,809	104,611	419,894	275,911

	12/31/2019	12/31/2018	12/31/2017
P&L
Revenues
Sales	1,122,303	1,278,751	880,145
Interest (note 24)	79,228	64,888	61,549
Expenses
Purchases	(1,958,958)	(1,418,282)	(1,176,930)
Interest (Note 24)		(16,092)
Foreing exchange and monetary variations, net	3,586	13,611
Other expenses	(150,943)
	(904,253)	(77,124)	(235,236)

•      By company - Assets and Liabilities

	Assets			Liabilities
	Current	Non-current	Total	Current	Non-current	Total
Joint-venture and Joint-operation
Itá Energética S.A.				2,231		2,231
MRS Logística S.A.	44,554		44,554	142,310	88,021	230,331
CBSI - Companhia Brasileira de Serviços e Infraestrutura
Transnordestina Logística S.A (1)	797	1,273,098	1,273,895	19		19
	45,351	1,273,098	1,318,449	144,560	88,021	232,581
Other related parties
CBS Previdência		13,714	13,714		19,788	19,788
Banco Fibra (2)	1,940	95,719	97,659	25,038		25,038
Usiminas	2,116,063		2,116,063	129,824		129,824
Panatlântica (3)	128,573		128,573	11,621		11,621
Ibis Participações e Serviços	230		230
Other related parties	1,940		1,940	1,042		1,042
	2,248,746	109,433	2,358,179	167,525	19,788	187,313
Associates
Arvedi Metalfer do Brasil S.A.	39,435	1,874	41,309
Total at 12/31/2019	2,333,532	1,384,405	3,717,937	312,085	107,809	419,894
Total at 12/31/2018	238,144	1,025,339	1,263,483	171,300	104,611	275,911

•       By company - Statement of income

					12/31/2019

	Sales	Purchases	Financial income (expenses), net	Exchange rate variations, net	Total

Joint-venture and Joint-operation
Itá Energética S.A.		(57,285)			(57,285)
MRS Logística S.A.		(1,068,563)		(14,939)	(1,083,502)
CBSI - Companhia Brasileira de Serviços e Infraestrutura		(231,141)			(231,141)
Transnordestina Logística S.A (1)		(7,294)	58,250		50,956
		(1,364,283)	58,250	(14,939)	(1,320,972)
Other related parties

Banco Fibra (2)			20,499	3,586	24,085
Usiminas		(479,868)		(136,004)	(630,538)
Panatlântica (3)	1,043,382	(100,482)			942,900
Vicunha Aços S.A	202	(321)			(119)
Outras related parties	3,620	(14,004)			(10,384)
	1,047,204	(594,675)	20,499	(132,418)	340,610
Associates
Arvedi Metalfer do Brasil S.A.	75,630		479		76,109
Total	1,122,834	(1,958,958)	79,228	(147,357)	(904,253)

					12/31/2018
	P&L
	Sales	Purchases	Financial income (expenses), net	Exchange rate variations, net	Total

Joint-venture and Joint-operation
MRS Logística S.A.		(1,111,695)	(16,092)		(1,127,787)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	47	(180,332)			(180,285)
Transnordestina Logística S.A (1)	367	(15,667)	50,003		34,703
	414	(1,307,694)	33,911		(1,273,369)
Other related parties
Banco Fibra (2)			14,651	13,611	28,262
Usiminas		(382)			(382)
Panatlântica (3)	1,174,984	(94,515)			1,080,469
Ibis Participações e Serviços		(4,501)			(4,501)
Other related parties	2,745	(11,190)			(8,445)
	1,177,729	(110,588)	14,651	13,611	1,095,403
Associates
Arvedi Metalfer do Brasil S.A.	100,608		234		100,842
TOTAL	1,278,751	(1,418,282)	48,796	13,611	(77,124)

				12/31/2017
	Sales	Purchases	Financial income(expenses), net	Total
Joint ventures and Joint Operation
Itá Energética S.A		(32,275)		(32,275)
MRS Logística S.A.		(934,279)		(934,279)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	55	(150,758)		(150,703)
Transnordestina Logística S.A (1)	2,549	(7,916)	53,261	47,894
	2,604	(1,125,228)	53,261	(1,069,363)
Other related parties
Fundação CSN	13	(1,118)		(1,105)
Banco Fibra (2)			6,290	6,290
Usiminas		(427)		(427)
Panatlântica (3)	872,047	(43,949)		828,098
Ibis Participações e Serviços		(5,915)		(5,915)
Partfib Projetos Imobiliários	2,821			2,821
Vicunha Imóveis Ltda.		(232)		(232)
Vicunha Serviços Ltda.		(61)		(61)
	874,881	(51,702)	6,290	829,469
Associates
Arvedi Metalfer do Brasil S,A,	2,660		1,998	4,658
Total	880,145	(1,176,930)	61,549	(235,236)

(1)     Transnordestina Logística S.A: Assets: Refers mainly to loan agreements in R$: average rate interest from 125% to 130% of the CDI. As of December 31, 2019, the loans amounted to R$844,426 (R$706,605 as of December 31, 2018).

(2)     Banco Fibra S.A: Assets: Refers mainly to Eurobond from Fibra Bank with maturity in February 2028.

(3)     Panatlântica: Receivables from the sale of steel products.

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

•       Partfib Projetos Imobiliários Ltda, Vicunha Imóveis Ltda, Vicunha Serviços Ltda, Jockey Club de São Paulo, Ibis Participações e Serviços Ltda e Ibis Agrária Ltda.

They are companies and non-profit entities under the control of a member of the management who have maintained transactions with the Company.

18.d) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of December 31, 2019.

	12/31/2019	12/31/2018	12/31/2017
	P&L
Short-term benefits for employees and officers	37,452	32,848	39,721
Post-employment benefits	109	105	110
	37,561	32,953	39,831

18.e) GUARANTEES

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Transnordestina Logísitca	R$	Up to 09/19/2056 and indefinite	2,428,194	2,108,917	37,406	35,336	8,702	8,231	2,474,302	2,152,484

FTL - Ferrovia Transnordestina	R$	Up to 04/01/2021	43,118	62,407					43,118	62,407

Cia Metalurgica Prada	R$	Indefinite			457	333	235	11,942	692	12,275

CSN Energia	R$	Up to 11/26/2023 and indefinite			3,141	2,829	1,920	1,920	5,061	4,749

CSN Mineração	R$	Up to 12/21/2024	1,184,048	1,407,363					1,184,048	1,407,363

Estanho de Rondônia	R$	7/15/2022	1,902	3,153					1,902	3,153

Minérios Nacional S.A.	R$	Up to 09/10/2021	4,544	7,305					4,544	7,305

Total in R$			3,661,806	3,589,145	41,004	38,498	10,857	22,093	3,713,667	3,649,736

CSN Islands XI	US$	9/21/2019		547,094						547,094

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	Up to 04/17/2026	1,958,603	1,402,906					1,958,603	1,402,906

Total in US$			2,958,603	2,950,000					2,958,603	2,950,000

CSN Steel S.L.	EUR	1/31/2020	24,000	48,000					24,000	48,000

Lusosider Aços Planos	EUR	Indefinite		75,000						75,000

Total in EUR			24,000	123,000					24,000	123,000
Total in R$			12,033,973	11,976,657					12,429,826	11,976,657
			15,695,779	15,565,802	41,004	38,498	10,857	22,093	16,143,493	15,626,393

19     SHAREHOLDERS' EQUITY

19.a) Paid-in capital

Fully subscribed and paid-in capital as of December 31, 2019 and December 31, 2018 is R$4,540,000 comprising 1,387,524,047 book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

19.b) Authorized capital

The Company’s bylaws in effect as of December 31, 2019 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

19.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6,404/76, up to the ceiling of 20% of share capital.

19.d) Ownership structure

As of December 31, 2019, the Company’s ownership structure was as follows:

			12/31/2019			12/31/2018
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	48.97%	49.24%	679,522,254	48.97%	49.24%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.22%	58,193,503	4.19%	4.22%
NYSE (ADRs)	262,206,103	18.90%	19.00%	284,152,319	20.48%	20.59%
Other shareholders	380,192,687	27.40%	27.55%	358,246,471	25.83%	25.95%
Outstanding shares	1,380,114,547	99.47%	100.00%	1,380,114,547	99.47%	100.00%
Treasury shares	7,409,500	0.53%		7,409,500	0.53%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

(*) Controlling group companies.

19.e) Treasury shares

On April 2018, the Board of Directors authorized the sale of up to 30,391,000 common shares held in treasury and until the end of the program, 22,981,500 shares were sold for R$213,494. The Company recognized a profit on the sale of the shares in the amount of R$32,690 directly in equity.

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Sale of shares	Balance in treasury
9º (*)	03/31/2015	32,770,055	From 4/01/2015 to 6/30/2015						30,391,000
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable			22,981,500	7,409,500

(*) There was no share buyback in this program.

As of December 31, 2019, the position of the treasury shares was as follows:

Quantity purchased (Units)	Amount paid for the shares	Share price			Market value of shares in 12/31/2019 (*)

		Minimum	Maximum	Average
7,409,500	R$ 58,264	R$ 4.48	R$ 10.07	R$ 7.86	R$ 104,548

(*) The average quotation as of December 31, 2019 in the amount R$ 14.11 per share was used.

19.f) Policy on investments and payment of interest on capital and dividends

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

19.g) Earnings/(loss) per share:

Basic earnings per share were calculated based on the profit/loss attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

	12/31/2019	12/31/2018	12/31/2017
	Common Shares

(Loss) profit for the year	1,789,067	5,074,136	10,272
Weighted average number of shares	1,380,114,547	1,373,250,595	1,357,133,047
Basic and diluted EPS	1,29632	3.69498	0.00757

The Company does not hold potential dilutable outstanding ordinary shares that could result in dilution of earnings per share.

20     PAYMENT TO SHAREHOLDERS

The Company's Bylaws provide the distribution of 25% minimum dividends of adjusted net income under the law, to the shareholders. The dividends are calculated in accordance with the Company’s Bylaws and in accordance with the Brazilian Corporate Law. The following is the calculation of dividends for 2019:

Allocation of profits
		12/31/2019
Profit for the year		1,789,067
Dividends and interest on equity prescribed		2,209
Allocation of profits		1,791,276

Proposed destination:
Legal reserve	5%	(89,454)
Mandatory minimum dividends:	25%	(424,903)
Interim dividends approved by RCA on 09/18/2019		(412,659)
- Proposed dividends		(12,244)
Intended for statutory reserve of working capital		(1,276,919)
		(1,791,276)

Weighted average number of shares		1,380,114,547
Dividends per share		0.307875

In current liabilities
Dividends to be paid on December 31, 2018		900,541
Interim dividends approved on 09/18/2019		412,659
Proposed dividends		12,244
Dividends and interest on equity prescribed		(2,209)
Dividends paid in the exercise		(1,309,983)
Dividends to be paid on December 31, 2019		13,252

At the Annual General Meeting held on April 26, 2019, the payment of the minimum mandatory dividend for the year 2018 was approved, amounting to R$898,332, corresponding to R$ 0.650910577222 per share. Dividends were paid as of May 29, 2019, without monetary adjustment, according Notice to Shareholders disclosed on May 27, 2019.

The Board of Directors' Meeting held on September 18, 2019 approved the distribution of interim dividends based on the profits earned on the balance sheet as of June 30, 2019 in the amount of R$ 412,659, corresponding to R$ 0.299003394462 per share. Dividends were paid as of September 30, 2019, without monetary adjustment, according Notice to Shareholders disclosed on the date of approval.

In accordance with the Company's Bylaws on December 31, 2019, the Company reverted to the retained earning accounts, the amount of R$ 1,874 and R$ 335, related to dividends and interest on equity prescribed, respectively, which will be submitted to the resolution of the Annual General Meeting.

In 2019, the distributions of dividends and interest on equity were approved as follows:

Consolidated
Dividend	1,856,297
Interest on equity	65,020
1,921,317

In 2019, dividends and interest on equity were paid as follows:

	Dividend	Interest on equity	TOTAL
Controlling shareholders	1,309,983		1,309,983
Non-controlling shareholders (*)	545,306	65,020	610,326
	1,855,289	65,020	1,920,309

(*) Refers to dividends and interest on equity distributed to minority shareholders of CSN Mineração.

21     NET SALES REVENUE

Net sales revenue is comprised as follows:

		Consolidated
	12/31/2019	12/31/2018	12/31/2017

Gross revenue
Domestic market	14,220,420	14,752,901	11,487,011
Foreign market	14,663,297	11,817,559	9,980,572
	28,883,717	26,570,460	21,467,583
Deductions
Canceled sales, discounts and rebates	(325,794)	(234,851)	(262,989)
Taxes on sales	(3,121,506)	(3,366,724)	(2,679,993)
	(3,447,300)	(3,601,575)	(2,942,982)
Net revenue	25,436,417	22,968,885	18,524,601

22   EXPENSES BY NATURE

		Consolidated
	12/31/2019	12/31/2018	12/31/2017
Raw materials and inputs	(7,287,933)	(6,759,275)	(5,404,801)
Labor cost	(2,807,280)	(2,743,460)	(2,400,579)
Supplies	(1,981,547)	(1,782,576)	(1,451,437)
Maintenance cost (services and materials)	(1,340,135)	(1,326,894)	(1,145,974)
Outsourcing services	(2,392,626)	(2,368,387)	(2,040,057)
Freights	(334,509)	(109,756)	(106,026)
Distribution Freights	(1,787,979)	(1,692,785)	(1,278,356)
Depreciation, Amortization and depletion (Note 10 and 11) (Note 26)	(1,421,704)	(1.175.107)	(1,408,765)
Others	(763,421)	(905,128)	(591,094)
	(20,117,134)	(18,863,368)	(15,827,089)
Classified as:
Cost of sales	(17,263,264)	(16,105,657)	(13,596,141)
Selling expenses	(2,342,805)	(2,263,688)	(1,815,107)
General and administrative expenses	(511,065)	(494,023)	(415,841)
	(20,117,134)	(18,863,368)	(15,827,089)

The depreciation, amortization and depletion additions for the year were distributed as follows:

	ConsColi Consolidated
	12/31/2019	12/31/2018	12/31/2017

Production costs (1)	1,385,306	1,145,793	1,376,862
Sales expenses	11,539	5,850	8,851
General and Administrative Expenses	24,859	23,464	23,052
	1,421,704	1,175,107	1,408,765
Other operating expenses (2)	97,627	97,914	44,570
	1,519,331	1,273,021	1,453,335

(1)     The Production Cost includes depreciation related to PIS and COFINS credits on Lease contracts, in line with the guidelines set out in Circular Letter CVM / SNC / SEP 02/2019;

(2)     Refers mainly to depreciation and amortization of paralyzed assets as described in note 23.

23 OTHER OPERATING INCOME (EXPENSES)

	Consolidated
	12/31/2019	12/31/2018	12/31/2017

Other operating income
Indemnities	56,180	46,256	6,106
Rentals and leases	9,462	5,430	1,841
Dividends received	32,747	9,188	3,248
PIS and COFINS to compensate (1)	123,677	1,102,365
Contractual fines	4,486	3,965	2,970
Actuarial pension plan	47,151	20,983	36,952
Updated shares – Fair Value through profit or loss (VJR) (Note 12II)		1,655,813
Contractual agreement (2)	131,817
Eletrobrás's compulsory loan (4)			755,151
Gain on sale of LLC		1,164,294
Other revenues	98,250	27,749	18,018
	503,770	4,036,043	824,286

Other operating expenses
Taxes and fees	(95,873)	(26,197)	(136,348)
Write-off/(Provision) of judicial deposits	(19,685)	(113,549)	(134,002)
Expenses with environmental liabilities, net	(82,669)	(60,311)	(7,156)
Contractual fines	(106,926)	(104,086)
Depreciation of equipment paralyzed and amortization of intangible assets (note 22)	(97,627)	(97,914)	(44,570)
Write- off of PP&E and intangible assets (note 9)	(114,603)	(27,260)	(28,127)
Estimated (Loss)/reversal in inventories	(136,827)	(149,704)	(15,775)
Idleness in stocks and paralyzed equipment (3)	(546,968)
Studies and project engineering expenses	(26,171)	(33,738)	(32,956)
Research and development expenses	(1,741)	(2,688)	(3,944)
Advisory expenses		(508)	(3,419)
Healthcare plan expenses	(119,560)	(108,369)	(97,837)
Reversal/(Provision) industrial reestructuring		(17,490)	5,807
Cash flow hedge realized (Note 12 b)	(790,353)	(370,191)	(92,140)
Updated shares – Fair value through profit or loss (Note 12II)	(118,780)
Other expenses	(149,068)	(218,701)	(56,477)
	(2,406,851)	(1,330,706)	(646,944)
Other operating income (expenses), net	(1,903,081)	2,705,337	177,342

(1)     Refers to non-inclusion of ICMS in the PIS and COFINS calculation basis.

(2)     Referring to the contractual agreement signed for the supply of new equipment;

(3)     Idleness in stocks: Due to the reforms in blast furnace 3, there was unused capacity in which the volume of production was below normal.

(4)     This is a net amount, certain and due, arising from the final judicial decision favorable to the Company, which is irreversible and irrevocable, in order to apply the STJ's consolidated position on the subject, which culminated in sentencing the Eletrobrás to the payment of the correct interest and monetary correction of the Compulsory Loan. The final judicial decision, as well as the certainty about the amounts involved in the settlement of the judgment (judicial procedure to request the satisfaction of the right), allowed the conclusion that the right to receive this value is certain. Thus, in line with our legal and accounting advisors, we recognize the credits in noncurrent assets against the result of Other Operating Revenues. The monetary adjustment 2018 is presented in the note 25 - Financial Income (Expenses).

24    FINANCIAL INCOME (EXPENSES)

		Consolidated
	12/31/2019	12/31/2018	12/31/2017

Financial income
Related parties (note 18 b)	79,228	64,888	61,549
Income from financial investments	93,471	111,235	162,292
Gain from derivative			28,503
Other income (1)	206,343	1,134,391	42,730
	379,042	1,310,514	295,074
Financial expenses
Borrowings and financing - foreign currency	(1,128,520)	(988,821)	(827,841)
Borrowings and financing - local currency	(867,785)	(1,020,867)	(1,610,714)
Related parties		(16,092)
Leases	(49,118)
Capitalized interest (notes 9 and 29)	117,189	71,611	91,957
Interest, fines and late payment charges	(104,357)	(71,100)	(72,343)
Commission and bank fees	(217,784)	(182,179)	(159,088)
PIS/COFINS over financial income	(25,176)	(84,404)	(21,926)
Insuranre garantee	(29,191)
Other financial expenses	(258,049)	19,614	(142,296)
	(2,562,791)	(2,272,238)	(2,742,251)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	85,451	(1,035)	(10,556)
Exchange rates, net	(37,872)	(532,883)	(5,665)
Exchange gain (losses) on derivatives	4,986	(1)	(229)
	52,565	(533,919)	(16,450)

Financial income (expenses), net	(2,131,184)	(1,495,643)	(2,463,627)

Statement of gains and (losses) on derivative transactions
Dollar - to - euro swap	783	(1)	(229)
CDI x Dollar swap (note 12)	4,203
	4,203	(1)	(229)
Future DI			28,503
			28,503
	4,986	(1)	28,274

(1)    Refers mainly to the monetary adjustment of the recognition of the non-inclusion of ICMS in the PIS and COFINS calculation basis in the amount of R$160,609 as of December 31,2019 (R$1,106,097 as of December 31,2018).

25    SEGMENT INFORMATION

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

 The high-quality iron ore operations are located in the Iron Quadrilateral in Minas Gerais, which has its own mines and sells third party iron ore.

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

b) TLSA and FTL

TLSA and FTL hold the concession of the former RFFSA’s Northeast Network. The Northeast Network totals 4,238 km, divided into two sections: i) Network I, which comprises the São Luiz–Mucuripe, Arrojado–Recife, Itabaiana–Cabedelo, Paula Cavalcante–Macau and Propriá–Jorge Lins (Network I); and ii) Network II, which comprises the sections of Missão Velha–Salgueiro, Salgueiro, Salgueiro –Trindade, Trindade– Eliseu Martins, Salgueiro–Porto de Suape and Missão Velha–Porto de Pecém.

In addition, it connects to the main ports in the region, thereby offering an important competitive advantage through opportunities for combined transport solutions and logistics projects tailored to customer needs.

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

The Company produces clinker in Arcos/MG, using limestone from own mine and also two cement mills in additions to the mills that already operate in Volta Redonda/RJ.

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

								12/31/2019
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	4,524,805	38,545,067					(3,258,923)
Net revenues
Domestic market	10,027,999	926,836	240,451	1,321,355	325,343	570,805	(2,462,088)	10,950,701
Foreign market	3,921,033	9,100,813					1,463,870	14,485,716
Total net revenue (note 21)	13,949,032	10,027,649	240,451	1,321,355	325,343	570,805	(998,218)	25,436,417
Cost of sales and services	(12,962,861)	(4,396,247)	(173,344)	(1,030,210)	(266,754)	(607,719)	2,173,871	(17,263,264)
Gross profit	986,171	5,631,402	67,107	291,145	58,589	(36,914)	1,175,653	8,173,153
General and administrative expenses	(834,977)	(186,189)	(34,560)	(109,770)	(29,034)	(91,466)	(1,567,874)	(2,853,870)
Depreciation (note 22)	700,074	476,374	30,568	387,565	17,471	139,667	(330,015)	1,421,704
Proportionate EBITDA of joint ventures							510,072	510,072
Adjusted EBITDA	851,268	5,921,587	63,115	568,940	47,026	11,287	(212,164)	7,251,059

Sales by geographic area
Asia	2,980	6,742,946					1,463,870	8,209,796
North America	767,977							767,977
Latin America	169,036							169,036
Europe	2,978,994	2,357,867						5,336,861
Others	2,046							2,046
Foreign market	3,921,033	9,100,813					1,463,870	14,485,716
Domestic market	10,027,999	926,836	240,451	1,321,355	325,343	570,805	(2,462,088)	10,950,701
Total	13,949,032	10,027,649	240,451	1,321,355	325,343	570,805	(998,218)	25,436,417

								12/31/2018
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	5,068,758	34,780,756					(4,961,345)
Net revenues
Domestic market	10,328,372	972,360	266,378	1,506,114	410,606	588,230	(2,718,623)	11,353,437
Foreign market	5,305,771	5,012,421					1,297,256	11,615,448
Total net revenue (note 21)	15,634,143	5,984,781	266,378	1,506,114	410,606	588,230	(1,421,367)	22,968,885
Cost of sales and services	(12,613,216)	(3,585,691)	(189,999)	(1,049,071)	(286,734)	(544,266)	2,163,320	(16,105,657)
Gross profit	3,020,927	2,399,090	76,379	457,043	123,872	43,964	741,953	6,863,228
General and administrative expenses	(984,980)	(144,754)	(35,423)	(106,412)	(27,948)	(95,893)	(1,362,301)	(2,757,711)
Depreciation (note 22)	609,274	366,547	20,368	258,985	17,285	115,411	(212,763)	1,175,107
Proportionate EBITDA of joint ventures							568,045	568,045
Adjusted EBITDA	2,645,221	2,620,883	61,324	609,616	113,209	63,482	(265,066)	5,848,669

Sales by geographic area
Asia	40,681	4,422,377					1,297,256	5,760,314
North America	1,506,041							1,506,041
Latin America	369,830							369,830
Europe	3,330,991	590,044						3,921,035
Others	58,228							58,228
Foreign market	5,305,771	5,012,421					1,297,256	11,615,448
Domestic market	10,328,372	972,360	266,378	1,506,114	410,606	588,230	(2,718,623)	11,353,437
Total	15,634,143	5,984,781	266,378	1,506,114	410,606	588,230	(1,421,367)	22,968,885

								12/31/2017
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	4,921,719	32,576,843					(5,359,571)
Net revenues
Domestic market	7,818,552	829,268	238,240	1,416,612	407,671	487,129	(2,491,006)	8,706,466
Foreign market	5,140,471	3,791,703					885,961	9,818,135
Total net revenue (note 21)	12,959,023	4,620,971	238,240	1,416,612	407,671	487,129	(1,605,045)	18,524,601
Cost of sales and services	(10,537,547)	(3,005,840)	(156,997)	(1,024,696)	(285,085)	(512,762)	1,926,786	(13,596,141)
Gross profit	2,421,476	1,615,131	81,243	391,916	122,586	(25,633)	321,741	4,928,460
General and administrative expenses	(963,822)	(158,958)	(27,943)	(94,921)	(27,098)	(80,823)	(877,383)	(2,230,948)
Depreciation (note 22)	658,587	490,805	15,752	294,571	17,265	121,801	(190,016)	1,408,765
Proportionate EBITDA of joint ventures							538,170	538,170
Adjusted EBITDA	2,116,241	1,946,978	69,052	591,566	112,753	15,345	(207,488)	4,644,447

Sales by geographic area
Asia	23,364	3,592,226					885,961	4,501,551
North America	2,009,337							2,009,337
Latin America	506,951							506,951
Europe	2,564,823	197,701						2,762,524
Others	35,996	1,776						37,772
Foreign market	5,140,471	3,791,703					885,961	9,818,135
Domestic market	7,818,552	829,268	238,240	1,416,612	407,671	487,129	(2,491,006)	8,706,466
Total	12,959,023	4,620,971	238,240	1,416,612	407,671	487,129	(1,605,045)	18,524,601

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

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

	12/31/2019	12/31/2018	12/31/2017

Net income / (loss) for the year	2,244,511	5,200,583	111,229
Depreciation / amortization / depletion (note 22)	1,421,704	1,175,107	1,408,765
Income tax and social contribution (note 14)	(833,778)	250,334	409,109
Financial income / (expenses) (note 24)	2,131,184	1,495,643	2,463,627
EBITDA	4,963,621	8,121,667	4,392,730
Other operating (income) / expenses (note 23)	1,903,081	(2,705,337)	(177,342)
Equity in results of affiliated companies (note 8b)	(125,715)	(135,706)	(109,111)
Proportionate EBITDA of joint ventures	510,072	568,045	538,170
Adjusted EBITDA (*)	7,251,059	5,848,669	4,644,447

 (*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

26    EMPLOYEE BENEFITS

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

As of December 31, 2019, CBS had 35,547 participants (34,985 as of December 31, 2018), of whom 22,091 were active contributors (20,872 as of December 31, 2018), 13,139 were retired employees (13,454 as of December 31, 2018), and 317 were related beneficiaries (659 as of December 31, 2018). Out of the total participants as of December 31, 2019, 10,616 (11,063 as of December 31,2018) belonged to the defined benefit plan, 11,111 (11.845 as of December 31,2018) to the mixed plan, 841 (1,028 as of December 31, 2018) to the CBSPrev Namisa plan, and 12,979 (11,049 as of December 31, 2018) to the CBSPrev plan.

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government securities), federal government securities indexed to inflation, shares, loans and real estate. As of December 31, 2019, CBS held 1,870,652 common shares of CSN (37,084,031 as of December 31,2018). The total plan assets of the entity amounted to R$5.5 billion as of December 31, 2019 (R$5.3 billion as of December 31, 2018). The administrators of the CBS to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

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

As provided for in the prevailing law that governs the pension fund market, for the last 4 years ended (2016, 2017, 2018 and 2019), CSN did not have to pay the installments because the defined benefit plans posted actuarial gains for the period.

26.a) Description of the pension plans

Plan covering 35% of the average salary

This plan began on February 1, 1966 and is a defined benefit plan aimed at paying pensions (for length of service, special situations, disability or old age) on a lifetime basis, equivalent to 35% of the adjusted average of the participant’s salary for the last 12 months. The plan also guarantees the payment of sickness benefit to the participants licenced by the Official Social Security and guarantees the payments of savings fund, funeral allowance and pecuniary aid. This plan was discontinued on October 31, 1977 when took effect the average salary supplementation plan.

Average salary supplementation plan

This plan began on November 1, 1977 and is a defined benefit plan aimed at complementing the difference between the adjusted average of the participant’s salary for the last 12 months and the Official Social Security benefit for retirement, also on a lifetime basis. As in the 35% plan, there is coverage for the payment of sickness benefit, death and pension. This plan was discontinued on December 26, 1995 with the creation of the mixed supplementary benefit plan.

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

Under this plan, all the benefits offered are calculated based on the accumulated amount from the monthly contributions of participants and sponsors and are paid through a percentage applied to the balance of the benefit generating fund. The CBSPREV Namisa Plan has been closed to new participants since July 2017 and is in the process of being extinguished due to the total withdrawal of sponsorship.

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

				Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(13,714)	(99,894)	19,788	7,982
Post-employment healthcare benefits			892,396	897,137
	(13,714)	(99,894)	912,184	905,119

The reconciliation of employee benefits’ assets and liabilities is as follows:

	12/31/2019	12/31/2018
Present value of defined benefit obligation	3,581,460	3,087,433
Fair value of plan assets	(3,894,488)	(3,403,906)
Deficit(Surplus)	(313,028)	(316,473)
Restriction to actuarial assets due to recovery limitation	319,102	224,561
Liabilities (Assets), net	6,074	(91,912)
Liabilities	19,788	7,982
Assets	(13,714)	(99,894)
Net (assets) recognized in the balance sheet	6,074	(91,912)

The movement in the present value of the defined benefit obligation during 2019 is as follows:

	12/31/2019	12/31/2018
Present value of obligations at the beginning of the year	3,087,433	3,077,849
Cost of service	1,093	1,169
Interest cost	283,487	304,132
Participant contributions made in the period	2,126
Benefits paid	(269,995)	(280,493)
Actuarial loss/(gain)	477,316	(15,224)
Present value of obligations at the end of the year	3,581,460	3,087,433

The movement in the fair value of the plan assets during 2019 is as follows:

	12/31/2019	12/31/2018
Fair value of plan assets at the beginning of the year	(3,403,906)	(3,305,356)
Interest income	(314,102)	(327,830)
Benefits Paid	269,995	280,493
Participant contributions made in the period	(2,127)
Return on plan assets (less interest income)	(444,348)	(51,213)
Fair value of plan assets at the end of the year	(3,894,488)	(3,403,906)

The amounts recognized in the income statement for the year ended December 31, 2019, 2018 and 2017 are comprised as follows:

	12/31/2019	12/31/2018	12/31/2017
Cost of current service	1,093	1,169	1,285
Interest cost	283,487	304,132	322,359
Expected return on plan assets	(314,102)	(327,830)	(360,013)
Interest on the asset ceiling effect	21,502	16,340	26,843
otal costs / (income), net	(8,020)	(6,189)	(9,526)

The cost/(income) is recognized in the income statement in other operating expenses.

The movement in the actuarial gains and losses in 2019, 2018 and 2017 are as follows:

	12/31/2019	12/31/2018	12/31/2017
Actuarial losses and (gains)	477,316	(15,224)	166,540
Return on plan assets (less interest income)	(444,348)	(51,213)	(36,627)
Change in the asset’s limit (excluding interest income)	73,039	50,058	(97,882)
Total cost of actuarial losses and (gains)	106,007	(16,379)	32,031
Actuarial losses and (gains) recognized in other comprehensive income			32,037
Unrecognized actuarial (gains)			(6)
Total cost of actuarial losses and (gains)	106,007	(16,379)	32,031

Breakdown of actuarial gains or losses, according paragraph 141 of IAS19:

12/31/2019
Loss due to change in financial assumptions	472,715
Loss due to experience adjustments	4,601
Return on plan assets (less interest income)	(444,348)
Change in asset limit (excluding interest income)	73,039
Actuarial losses and (gains)	106,007

Actuarial (gain)/ loss results from the fluctuation in the investments comprised in the CBS’s asset portfolio.

The main actuarial assumptions used were as follows:

	12/31/2019	12/31/2018
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Nominal discount rate	Millennium Plan: 6.98% Plan 35%: 6.75% Supplementation: 6.81%	Millennium Plan: 9.69% Plan 35%: 9.60% Supplementation: 9.59%

Inflation rate	3.61%	4.75%
Nominal salary increase rate	4.65%	5.80%
Nominal benefit increase rate	3.61%	4.75%
Rate of return on investments	Millennium Plan: 6.98% Plan 35%: 6.75% Supplementation: 6.81%	Millennium Plan: 9.69% Plan 35%: 9.60% Supplementation: 9.59%

General mortality table	Millennium Plan: AT-2000 smoothed down by 10% segregated by gender. Plans 35%: AT-2000 Male aggravated by 15%. Supplementation: AT-2000 aggravated by 10% segregated by gender.	Millennium Plan: AT-2000 smoothed down by 10% segregated by gender. Plans 35%: AT-2000 Male aggravated by 15%. Supplementation: AT-2000 aggravated by 10% segregated by gender.
Disability table	35% Plan and Supplementation: Light Medium. Millenium Plan: Prudential (Ferr. Retirement)	35% Plan and Supplementation: Light Medium. Millenium Plan: Prudential (Ferr. Retirement)
Disability mortality table	Winklevoss - 1%	Winklevoss - 1%
Turnover table	Millenium plan 5% per annum, zero for plans 35% and Supplementation.	Millenium plan 5% per annum, zero for plans 35% and Supplementation.
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household composition of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees who retire at the age of 65, as shown below:

	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Longevity at age of 65 for current participants
Male	18.38	18.00	18.75	18.74	20.45	21.00
Female	18.38	18.00	21.41	22.23	23.02	23.00

Longevity for current participants who are 40
Male	40.15	40.00	40.60	40.60	42.70	43.00
Female	40.15	40.00	44.41	45.37	46.28	47.00

Allocation of plan assets:

		12/31/2019		12/31/2018
Variable income	25,236	0.65%	141,705	4,16%
Fixed income	3,607,398	92.63%	3,050,099	89,61%
Real estate	183,098	4.70%	52,091	1,53%
Others	78,756	2.02%	160,011	4,70%
Total	3,894,488	100.00%	3,403,906	100,00%

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Interbank Deposit Certificates (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the pension plan, the expense as of December 31, 2019 was R$40,644 (R$40,199 as of December 31, 2018).

26.d) Expected contributions

No contributions are expected to be paid to the defined benefit plans in 2020.

For the mixed supplementary benefit plan, contributions in the amount of R$24,000 are forecasted to be paid in 2020 for the portion of defined contribution and R$1,965 for the portion of defined benefit (risk benefit).

26.e) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the pension plans as of December 31, 2019 is as follows:

					12/31/2019
	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	986	(918)	3,847	(3,773)	897	(1,126)
Effect on present value of obligations	(16,683)	18,012	(83,364)	98,252	(66,416)	73,565

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations					212	(200)
Effect on present value of obligations					1,122	(1,063)

Assumption: Benefit adjustment
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	142	(125)	927	(405)	387	(387)
Effect on present value of obligations	2,100	(1,846)	13,609	(5,945)	5,543	(5,543)

Assumption: Mortality table
Sensitivity level	+1 year	-1 year	+1 year	-1 year	+1 year	-1 year
Effect on current service cost and on interest on actuarial obligations	1,561	(649)	4,715	(4,180)	1,543	(1,532)
Effect on present value of obligations	13,515	(9,603)	69,216	(61,372)	22,116	(22,214)

The forecast benefit payments of the defined benefit plans for future years are as follows:

Payments	2019
Year 1	267,764
Year 2	261,355
Year 3	255,518
Year 4	249,398
Year 5	243,000
Next 5 years	1,109,647
Total forecast payments	2,386,682

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

The amounts recognized in the balance sheet were determined as follows:

	12/31/2019	12/31/2018
Present value of obligations	892,396	897,137
Liabilities	892,396	897,137

The reconciliation of the healthcare liabilities is as follows:

	12/31/2019	12/31/2018
Actuarial liability at the beginning of the year	897,137	866,784
Expenses recognized in income for the year	69,907	85,748
Sponsor’s contributions transferred in prior year	(82,081)	(71,632)
Recognition of actuarial loss/(gain)	7,433	16,237
Actuarial liability at the end of the year	892,396	897,137

The actuarial gains and losses recognized in shareholders' equity are as follows:

	12/31/2019	12/31/2018	12/31/2017
Actuarial gain /(loss) on obligation	7,433	16,237	170,445
Gain/(loss) recognized in shareholders' equity	7,433	16,237	170,445

The weighted average life expectancy based on the mortality table used to determined actuarial obligations is as follows:

	12/31/2019	12/31/2018
Longevity at age of 65 for current participants
Male	20.24	19.55
Female	20.24	22.17

Longevity for current participants who are 40
Male	42.74	41.59
Female	42.74	45.30

The actuarial assumptions used for calculating post-employment healthcare were:

	12/31/2019	12/31/2018
Biometric and Demographic
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender

Financial
Actuarial nominal discount rate	6.78%	9.62%
Inflation	3.61%	4.75%
Real increase in medical costs based on age (Aging Factor)	0,5% - 3,00% real a.a.	0.5% - 3.00% real a.a.
Nominal increase medical costs growth rate	6.98%	8.15%
Average medical cost (Claim cost)	1,319.36	1,054.65

26.g) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the post-employment healthcare plans as of December 31, 2019 is as follows:

		12/31/2019
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	1,824	(2,006)
Effect on present value of obligations	(35,490)	38,444

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	5,646	(4,900)
Effect on present value of obligations	83,270	(72,264)

	Assumption: Mortality table
Sensitivity level	+1 year	-1 year
Effect on current service cost and on interest on actuarial obligations	4,093	(3,851)
Effect on present value of obligations	60,367	(56,802)

The forecast benefit payments of the postemployment healthcare plans for future years are as follows:

Forecast benefit payments	2019
Year 1	83,290
Year 2	80,574
Year 3	77,649
Year 4	74,529
Year 5	71,218
Next 5 years	301,853
Total forecast payments	689,113

27    COMMITMENTS

27.a) Take-or-pay contracts

As of December 31,2019 and 2018, the Company was a party to take-or-pay contracts as shown in the following table:

	Payments in the period
Type of service	2018	2019	2020	2021	2022	After 2022	Total

Transportation of iron ore, coal, coke, steel products, cement and mining products.	406,920	1,555,398	1,184,627	1,106,047	1,136,469	4,441,842	7,868,985

Supply of power, natural gas, oxygen, nitrogen, argon, iron ore pellets, coal and clinquer.	658,166	966,405	391,750	33,317	24,940	200,121	650,128

Processing of furnace sludge and slag resulting from the production process of pig iron and steel	9,467	56,024	21,164	11,571	11,571	3,599	47,905

Manufacturing, repair, recovery and production of ingot casting machine units.	21,533	5,930	1,896				1,896

	1,096,086	2,583,757	1,599,437	1,150,935	1,172,980	4,645,562	8,568,914

27.b) Projects and other commitments

•          Transnordestina project

The Transnordestina project which corresponds to rail network II of the Northeast Railway System, includes building 1,753 km of new, next-generation, wide-gauge tracks. The project posts an evolution of 52% progress which was expected to completion for 2017, completion period currently under discussion with the responsible agencies.

The Company expects that the investments will permit Transnordestina Logística S.A., the concessionaire that holds the Transnordestina project, to transport of several products, such as iron ore, limestone, soy, cotton, sugarcane, fertilizers, oil, and fuel. The concession will expire in 2057 and can be terminated before this date if the minimum return agreed with the Government is reached. Transnordestina obtained the environmental authorizationsrequired and implementation is advanced in certain regions.

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

Currently, the approved budget is composed as follows: Missão Velha-Salgueiro: R$0.4 billion, Salgueiro-Trindade: R$0.7 billion, Trindade-Eliseu Martins: R$2.4 billion, Missão Velha-Porto de Pecém: R$3 billion, Salgueiro-Porto de Suape: R$4.7 billion, amounting R$ 11.2 billion. The project is currently in the process of budged adjustment and the proposed amount is R$13.2 Billion.

The Company guarantees 100% of TLSA’s financing granted by Banco do Nordeste/FNE and the BNDES, and 50.97% of the debentures issued by FDNE (includes the corporate guarantee of 48.47%, a collateral letter of 1.25% issued to BNB and the corporate guarantee of 1.25% pledged to BNB). Under the FDNE charter, approved by Federal Decree nº 6,952/2009, and the Investment Agreement entered into with the public shareholders/ financiers, up to 50% of the debentures may be converted into TLSA shares.

The Court of Auditors of the Union - TCU through a protective order issued in May 2016, regarding the case TC 012.179/2016, suspended new transfers of public resources to TLSA from Valec Engenharia, Construções e Ferrovias S.A., Fundo de Investimento do Nordeste – FINOR, Fundo Constitucional de Financiamento do Nordeste – FNE, Fundo de Desenvolvimento do Nordeste – FDNE, Banco Nacional de Desenvolvimento Econômico e Social – BNDES and BNDES Participações S.A.– BNDESPar. After filing an appeal against the protective order and providing the necessary explanations, in June 2016 the order issued by TCU was withdrawn unanimously by the members of this court, with the continuity of planned investments having been restored.

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

The Company concluded in December / 2019, according to the scheduled schedule, the engineering deliveries referring to the revision of the projects of the sections to be executed, as well as the survey of the services already executed in the sections in progress and completed (“as built”), in a way to allow the validation of the regulatory budget and the preparation of a revisited schedule. The Company awaits the analysis to be carried out by the regulatory agency, whose management's expectation is that it will be carried out during the first half of 2020.

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

•       FTL – Ferrovia Transnordestina Logística S.A. (Operational rail network)

In relation to the rail network I, operates by Ferrovia Transnordestina Logística S.A.(“FTL”) - there is an administrative procedure before the National Agency for Land Transportation (“ANTT”) that analyzes the regular fulfillment of the obligations of the Concession Agreement by the Concessionaire FTL. In view of a unilateral analysis, ANTT informed that FTL would have failed to comply with the TAC (Conduct Adjustment Agreement) signed in 2013 as a result of the non-compliance with the production target for 2013. In this context, the agency proposed to the Union the declaration of the expiry of the FTL Concession Contract and the initiation of an administrative proceeding within the scope of the Superintendence of Infrastructure and Railroad Cargo Transport Services - SUFER. The Company continues to rely on ANTT's positioning.

28    INSURANCE

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

In 2019, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from March 31, 2019 to June 30, 2020. Under the insurance policy, the maximum limit of indemnity is US$600 million and deductibles in the amount of US$385 million for material damages and 45 days for loss of profits and covers the following Company’s units and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and Sepetiba Tecon.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not audited by our independent auditors.

29    ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

	Consolidated
	12/31/2019	12/31/2018	12/31/2017
Income tax and social contribution paid (1)	1,167,419	336,962	268,847
Addition to PP&E with interest capitalization (note 10 and 25)	117,189	71,611	91,957
Initial adoption IFRS 16 – Right of use (note 9a)	640,989
Remeasurement – Right of use (note 9a)	(151,558)
Acquisition of fixed assets through a loan, net of taxes (2)	78,098	10,792	4,265
Acquisition of fixed assets by auction	200,115
Non-monetary transaction with joint venture			20,264
	2,052,252	419,365	385,333

(1) For calendar year 2019, the Company opted for taxation based on the quarterly actual profit, according art. 9,430/96, with  income tax and social contribution due being paid in a single installment, until the last business day of the month following the end of each quarter.

(2) In 2019, fixed assets were acquired through a loan in the amount of R$100,661, net of recoverable taxes of R$22,563.

30    EVENTS AFTER THE REPORTING PERIOD

•       In January 2020, the Company issued debt securities in the foreign market (“Notes”), through its subsidiary CSN Islands XI Corp, in the amount of US$1 billion, with maturity in 2028 and interest rate of 6.75% per year. Part of the funds raised, in the amount of US$263 million, were used in the repurchase offer (“Tender Offer”) of the Notes issued by CSN Resources SA with maturity in 2020, as communicated to the market on January 17, 2020. The Notes are guaranteed, unconditionally and irrevocably, by the Company.

•       USIMINAS shares classified as financial investments (see note 4) are exposed to changes in share prices since the securities are valued at fair value through profit or loss according to quotations on the Stock Exchange. On April 2, 2020, common and preferred shares depreciated in the global amount of R$999.9 million since the balance sheet date.

•       During March 2020, the pandemic of Covid-19 spread significantly on a global scale. The pandemic has the potential to cause significant operational disruptions globally, and is expected to result in volatility in the global markets, affecting global and regional economies. In the event that the disruptions resulting from the pandemic continues to increase worldwide, they can materially affect the global economy and the financial markets such as interest rates and exchange rates applicable to our indebtedness as well as affect our clients and suppliers. These consequences could affect the Company’s financial condition and results of operations. We created a special Committee that is in charge of monitoring the pandemic, its effects on the global economy and is focused on minimizing the effects to our employees, transactions and financial results. Note that the timeframe and overall effects of the pandemic is currently unpredictable. We are not able to predict the outcome on the global economy and the consequences to Company’s transactions and financial results.