Form 20-F
period 2020-12-31
NATIONAL STEEL CO
filed 2021-04-13
CIK 1049659

As filed with the Securities and Exchange Commission on April 12, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________________

FORM 20-F

________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission File Number 1-14732

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
04538-132, São Paulo, SP, Brazil

(Address of principal executive offices)

________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
Common Shares without Par Value	*	NYSE
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one share of Common Stock	SID	NYSE

____________________

* Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the U.S. Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☑  Yes ☐ No

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

Item 17 ☐ Item ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☑  No

INTRODUCTION

Unless otherwise specified, all references in this annual report to:

•	“we,” “us,” “our” or “CSN” are to Companhia Siderúrgica Nacional and its consolidated subsidiaries;
•	“Brazil” are to the Federative Republic of Brazil;
•	“Brazilian government” are to the federal government of Brazil;
•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;
•	“U.S. dollars” or “US$” are to United States dollars;
•	“km” are to kilometers, “m” are to meters, “mt” or “tons” are to metric tons, “mtpy” are to metric tons per year and “MW” are to megawatts;
•	“TEUs” are to twenty-foot equivalent units;
•	“consolidated financial statements” are to our audited consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, together with the corresponding report of our independent registered public accounting firm; and
•	“ADSs” are to the American depositary shares and “ADRs” are to the American depositary receipts representing our common shares.

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

Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among others:

•	general economic, political and business conditions in Brazil and abroad, especially in China, which is the largest world steel producer and main consumer of our iron ore;
•	impacts of the COVID-19 global pandemic and of other global developments on our businesses and on our results of operations, financial situation and cash flows and our ability to timely and efficiently implement measures to address these impacts;
•	demand for and prices of steel and mining products;
•	the effects of the global financial markets and economic slowdowns;
•	changes in competitive conditions and the general level of demand and supply for our products;
•	our liquidity position and leverage and our ability to obtain financing on satisfactory terms;
•	management’s expectations and estimates concerning our future financial performance and financing plans;
•	availability and price of raw materials;
•	changes in international trade or international trade regulations;
•	protectionist measures imposed by Brazil and other countries;

•	our capital expenditure plans;
•	inflation, interest rate levels and fluctuations in foreign exchange rates;
•	our ability to develop and deliver our products on a timely basis;
•	lack of infrastructure in Brazil;
•	electricity and natural gas shortages and government responses to these;
•	existing and future governmental regulation;
•	threats or outbreaks of diseases or natural disasters affecting the global economy and international trade; and
•	the risk factors discussed under the caption “Item 3. Key Information—3D. Risk Factors.”

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

Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not an indication of future performance. As a result of various factors, including those set forth above, undue reliance should not be placed on these forward-looking statements.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 included elsewhere in this annual report have been presented in thousands of reais and prepared in accordance with IFRS as issued by the IASB. See note 2.a. to our audited consolidated financial statements.

We have translated some of the Brazilian real amounts contained in this annual report into U.S. dollars solely for the convenience of the reader at the rate of R$5.197 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2020, as reported by the Central Bank of Brazil, or the Central Bank. As a result of fluctuations in the real/U.S. dollar exchange rate, the U.S. dollar selling rate as of December 31, 2020 may not be indicative of current or future exchange rates. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not represent an arithmetic sum of the figures that precede them.

Certain Non-IFRS Financial Measures

This annual report includes certain references to the non-IFRS measures of EBITDA and adjusted EBITDA.

We calculate EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results from discontinued operations. We calculate adjusted EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results of discontinued operations, plus other operating income (expenses), equity in results of affiliated companies and the proportionate EBITDA of joint ventures. EBITDA and adjusted EBITDA are not measures of financial performance recognized under IFRS and they should not be considered alternatives to net income (loss) as measures of operating performance, or as alternatives to operating cash flows, or as measures of liquidity. EBITDA and adjusted EBITDA are not calculated using a standard methodology and may not be comparable to the definition of EBITDA or adjusted EBITDA, or similarly titled measures, used by other companies.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A. Selected Financial Data

We present in this section summary consolidated financial data derived from, and that should be read in conjunction with, our audited consolidated financial statements included elsewhere in this annual report.

The following tables present selected consolidated financial data as of and for each of the periods indicated:

	Year ended December 31,
Income Statement Data:	2016(1)(2)	2017(1)(2)	2018(2)	2019	2020	2020(3)
	(in millions of R$, except per share data)					(in millions of US$, except per share data)
Net operating revenues	16,126	18,525	22,969	25,436	30,064	5,785
Cost of products sold	(11,592)	(13,596)	(16,106)	(17,263)	(19,125)	(3,680)
Gross profit	4,534	4,929	6,863	8,173	10,939	2,105
Operating expenses
Selling	(1,042)	(1,815)	(2,264)	(2,343)	(2,005)	(386)
General and administrative	(438)	(416)	(494)	(511)	(505)	(97)
Equity in results of affiliated companies	331	109	136	126	72	14
Other expenses	(657)	(647)	(1,331)	(2,407)	(3,270)	(629)
Other income	90	824	4,036	504	483	93
Total	(1,716)	(1,945)	83	(4,631)	(5,225)	(1,005)

Operating income	2,818	2,984	6,946	3,542	5,714	1,100
Non-operating income (expenses), net
Financial income	172	295	1,311	379	1,803	347
Financial expenses	(3,253)	(2,759)	(2,806)	(2,510)	(2,599)	(500)

Income (loss) before taxes	(263)	520	5,451	1,411	4,918	946
Income tax
Current	(528)	(359)	(827)	(1,564)	(2,052)	(395)
Deferred	679	(50)	577	2,398	1,427	275

Net income (loss) for the period	(112)	111	5,201	2,245	4,293	826

Net income (loss) attributable to noncontrolling interest	(7)	101	126	455	498	96
Net income (loss) attributable to Companhia Siderúrgica Nacional	(105)	10	5,075	1,789	3,794	730
Basic earnings per common share	(0.07443)	0.00757	3.69498	1.29632	2.74926	0.00053
Diluted earnings per common share	(0.07443)	0.00757	3.69498	1.29632	2.74926	0.00053

	As of December 31,
Balance Sheet Data:	2016(1)(2)	2017(1)(2)	2018(2)	2019	2020	2020(3)
	(in millions of R$, expect as otherwise indicated)					(in millions of US$, except as otherwise indicated
Current assets	12,445	11,881	12,014	12,726	23,386	4,500
Investments	4,568	5,499	5,631	3,584	3,696	711
Property, plant and equipment	18,136	17,965	18,047	19,701	19,716	3,794
Other assets	9,005	9,865	11,636	14,858	16,204	3,118

Total assets	44,154	45,210	47,328	50,869	63,002	12,123
Current liabilities	5,497	10,670	11,439	11,620	14,726	2,834
Non-current liabilities	31,272	26,252	25,876	27,887	37,025	7,125
Stockholders’ equity	7,385	8,288	10,013	11,362	11,251	2,164
Total liabilities and stockholders’ equity	44,154	45,210	47,328	50,869	63,002	12,123
Paid-in capital (in millions of reais)	4,540	4,540	4,540	4,540	6,040	1,162
Common shares (quantities)	1,388	1,388	1,388	1,388	1,388	-
Dividends declared and interest on stockholders’ equity	-	-	898	1,023	1,249	240.3
Dividends declared and interest on stockholders’ equity per common share (in reais)(4)	-	-	0.65	0.74	0.90	0.02

_______________________

(1)	Due to the adoption of IFRS 9 and IFRS 15 as of January 1, 2018, which we did not apply retroactively, financial information as of and for the years ended December 31, 2020, 2019 and 2018 may not be comparable with financial information as of and for prior periods. For further information on our adoption of IFRS 9 and IFRS 15, see note 2.w and 2.q, respectively, to our audited consolidated financial statements included elsewhere in this annual report.
(2)	Due to the adoption of IFRS 16 as of January 1, 2019, which we did not apply retroactively, financial information as of and for the years ended December 31, 2020 and 2019 may not be comparable with financial information as of and for prior periods. For further information on our adoption of IFRS 16, see note 16 to our audited consolidated financial statements included elsewhere in this annual report.
(3)	Translated solely for the convenience of the reader at the rate of R$5.197 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2020, as reported by the Central Bank.

	Year ended December 31,
	2018	2019	2020	2020(1)
Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA	(in millions of R$)			(in millions of US$)
Net income (loss)	5,200.6	2,244.5	4,292.6	826.0
Depreciation/amortization/depletion	1,175.1	1,421.7	2,421.5	466.0
Income tax and social contribution	250.3	(833.8)	625.5	120.4
Financial income (expenses)	1,495.6	2,131.2	796.3	153.2
EBITDA(2)	8,121.7	4,963.6	8,135.9	1,565.6
Other operating income (expenses)	(2,705.3)	1,903.1	2,787.6	536.4
Equity in results of affiliated companies	(135.7)	(125.7)	(71.8)	(13.8)
Proportionate EBITDA of joint ventures	568.0	510.1	648.8	124.8
Adjusted EBITDA(3)	5,848.7	7,251.0	11,500.5	2,213.0

_______________________

(1)	Translated solely for the convenience of the reader at the rate of R$5.197 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2020, as reported by the Central Bank.
(2)	We calculate EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results from discontinued operations.
(3)	We calculate adjusted EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results of discontinued operations, plus other operating income (expenses), equity in results of affiliated companies and the proportionate EBITDA of joint ventures.

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

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy and such involvement, along with general political and macroeconomic conditions, could adversely affect us.

The Brazilian government has frequently intervened in the Brazilian economy and occasionally made changes in policy and regulations. The Brazilian government’s actions to control inflation and affect policies and regulations have often involved, among other measures, increases in interest rates, changes in tax and social security policies, price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports. We may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting the following factors, among others:

•	interest rates;
•	exchange controls;
•	currency fluctuations;
•	inflation;
•	price volatility of raw materials and our final products;
•	lack of infrastructure in Brazil;
•	energy and water supply shortages and rationing programs;
•	liquidity of the domestic capital and lending markets;
•	regulatory policy for the mining, steel, cement, logistics and energy industries;
•	environmental policies and regulations;
•	tax policies and regulations, including frequent changes that may result in uncertainties regarding future taxation; and
•	other political, social and macroeconomic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued by Brazilian companies, including our common shares and the ADSs that represent them.

According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, Brazil’s gross domestic product, or GDP, grew by 1.0% in 2017, 1.1% in 2018 and 1.1% in 2019, following an economic recession in 2015 and 2016. In 2020, as a result of developments relating to the COVID-19 pandemic, Brazil’s GDP contracted 4.1%.

In March 2021, new governmental regulations were imposed in various cities throughout Brazil mandating social distancing measures and other closures as the number of COVID-19 cases and COVID-19 related deaths continued to increase, with accompanying stresses on the hospital systems throughout Brazil. At the same time, as of the date of this annual report, a relatively low proportion of the Brazilian population has received vaccines due to supply shortages and delays in Brazilian regulatory approval of certain vaccines. No recent comparable events exist that may provide us with guidance regarding the effects of a severe global pandemic. As a result, the final impact of the COVID-19 global pandemic is uncertain and subject to changes that we cannot predict.

These uncertainties, together with the current economic crisis that Brazil is undergoing and other future developments in the Brazilian economy, may adversely affect us.

Political instability may adversely affect us.

The Brazilian political environment has historically influenced and continues to influence the Brazilian economy as well as the confidence of investors and the general public, and may result in economic slowdown and price volatility of securities issued by Brazilian companies, including our common shares and the ADSs that represent them.

In particular, over the last decade, the Brazilian capital markets experienced an increase in volatility due to the uncertainty of investigations by the Federal Police and the Federal Public Ministry relating to widespread corruption allegations, including Operation Lava Jato. These investigations have affected Brazil’s economic and political environment. Numerous members of the Brazilian government and the legislative branch, as well as executives of large public and private companies have been accused of corruption for allegedly accepting bribes in exchange for government concession contracts with companies in the infrastructure, oil, gas and construction sectors, among others. These bribes allegedly financed political party campaigns and were not accounted for or made public, resulting in personal enrichment of the beneficiaries of the corruption scheme. As a consequence, several politicians, including members of Congress and executives of large public and private companies in Brazil, have resigned from their positions and/or been arrested, while others remain under investigation for unethical and illegal conduct identified during these investigations.

The ultimate outcome of these and other investigations remains uncertain, but these investigations have already adversely affected the reputation of the companies involved, as well as the general market perception of the Brazilian economy. There is no guarantee that these ongoing investigations will not lead to further political and economic instability, or whether new allegations against government members, executives and/or public or private companies will emerge in the future.

In addition, any difficulty of the Brazilian government to obtain a majority in Congress could result in congressional deadlock, political unrest and demonstrations and/or strikes that could materially adversely affect our operations. Uncertainties regarding the Brazilian government’s implementation of changes in monetary, tax and social security policies, as well as in the relevant legislation, may contribute to economic instability. These uncertainties and new measures may increase the volatility of the Brazilian securities market.

Moreover, the President of Brazil has the power to determine policies and to issue governmental acts relating to the conduct of the Brazilian economy and, consequently affect the operations and financial performance of companies in Brazil, including us. The President of Brazil is under investigation by the Federal Supreme Court for inappropriate conduct, following allegations by the former Minister of Justice, Mr. Sergio Moro that the President of Brazil tried to influence the appointment of members of the Federal Police for his own benefit and that of his family. If the investigation determines that the President of Brazil improperly interfered with the appointments, any resulting consequences, including a potential impeachment process or judgment by the Supreme Court, could have material adverse effects on the political and economic environment in Brazil and on Brazilian companies, including us. As support for the impeachment of the President of Brazil gains momentum and speculation about military intervention in Brazil increases, political instability in Brazil has intensified and may continue to destabilize the Brazilian political and economic environment.

There is no guarantee that the President of Brazil will be able to approve the reforms promised in his campaign, nor which policies he will adopt, or whether the policies or changes in current policies will have an adverse effect on the Brazilian economy or on us.

In March 2021, the Brazilian Supreme Court annulled former President Luiz Inácio Lula da Silva’s convictions and reinstated his political rights. Mr. Lula da Silva’s return to the political and electoral landscapes have generated additional uncertainty in Brazil.

Exchange rate instability may adversely affect us and the market price of our common shares and the ADSs.

The Brazilian currency has, during the last decade, experienced frequent and substantial variations compared to the U.S. dollar and other foreign currencies. As of December 31, 2018, the U.S. dollar selling rate was R$3.875 per US$1.00. In 2019 and 2020, the real depreciated against the U.S. dollar and the U.S. dollar selling rate was R$4.031 per US$1.00 as of December 31, 2019 and R$5.197 per US$1.00 as of December 31, 2020, as reported by the Central Bank.

Depreciation of the real against the U.S. dollar creates inflationary pressures in Brazil and causes increases in interest rates, which adversely affect the growth of the Brazilian economy as a whole, curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar may also, in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the Brazilian economy.

On the other hand, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially affect our growth and that of the Brazilian economy, as well as impact the U.S. dollar value of distributions and dividends on, and the U.S. dollar equivalent of the market price of, our common shares and the ADSs.

In the event the real depreciates in relation to the U.S. dollar, the cost in reais of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke, will increase. On the other hand, if the real appreciates in relation to the U.S. dollar, it will cause real-denominated production costs to increase as a percentage of total production costs and cause our exports to be less competitive. We have a total U.S. dollar-denominated or -linked indebtedness of R$25,372 million, which represents 71.7% of our total indebtedness, as of December 31, 2020.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. Inflation as measured by the national broad consumer price index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, was 3.8%, 4.3% and 4.5% in 2018, 2019 and 2020, respectively, and 7.5%, 7.3% and 23.1%, respectively, as measured by the general market price index (Índice Geral de Preços do Mercado), or IGP-M.

The base interest rate for the Brazilian banking system is the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia) rate, or SELIC rate. As of December 31, 2018, 2019 and 2020, the SELIC rate was 6.5%, 4.5% and 2.7%, respectively.

Inflation and the Brazilian government’s measures to address it, principally the Central Bank’s monetary policy, have had and may have significant effects on the Brazilian economy and us. Tight monetary policies with high interest rates have restricted and may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase the payments on our indebtedness.

Developments and the perception of risk in other countries, especially other emerging market countries, may adversely affect the trading price of Brazilian securities, including our common shares and the ADSs.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, especially other emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in the United States, the European Union or emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of our common shares and/or the ADSs, and could also make it more difficult for us to gain access to the capital markets and finance our operations on acceptable terms, or at all.

Further, crises in world financial markets, such as in 2020, as well as global economic challenges that persist as of the date of this annual report as a result of developments relating to the COVID-19 Pandemic could affect investors’ views of securities issued by companies that operate in emerging markets. These developments could adversely affect the trading price of our common shares and the ADSs, and could also make it more difficult for us to access the capital markets and finance our operations on acceptable terms, or at all.

Risks Relating to Us and the Industries in Which We Operate

We are exposed to substantial changes in the demand for steel and iron ore, which significantly affect the prices of our products and may adversely affect us.

The steel and mining industries are highly cyclical, both in Brazil and abroad. The demand for steel and mining products and, thus, the financial condition and results of operations of companies in these industries, including us, are generally affected by macroeconomic fluctuations in the world economy and the economies of steel-producing countries, including trends in the automotive, construction, home appliances and packaging industries, as well as other industries that rely on steel distributors. A worldwide recession, an extended period of below-trend growth in developed countries or a slowdown in the emerging markets that are large consumers of our products (such as the domestic Brazilian market for our steel products and the Chinese market for iron ore) could sharply reduce demand for our products. In addition, flat steel competes with other materials that may be used as substitutes, such as aluminum (particularly in the automotive and packaging industry), cement, composites, glass, plastic and wood. Government regulatory initiatives mandating the use of such materials in lieu of steel, whether for environmental or other reasons, as well as the development of other new substitutes for steel products, could also significantly reduce market prices and demand for steel products and thereby reduce our cash flow and profitability. Any material decrease in demand or increase in supply for steel and iron ore in the domestic or export markets served by us could have a material adverse effect on us.

Prices charged for iron ore are subject to volatility. International iron ore prices may decrease significantly and materially and adversely affect us or require us to suspend certain of our projects and operations.

Our iron ore prices are based on a variety of pricing terms, which generally use market price indices as a basis for determining customer prices. Our prices for and revenues from iron ore are consequently volatile, which may adversely affect us. In 2020, average iron ore prices increased 16.6% to US$108.9/dmt, from US$93.4/dmt in 2019, and in 2019, average iron ore prices increased 34.5% from US$69.5/dmt in 2018, according to the average Platts Iron Ore Index (62% Fe CFR China). A decrease in market prices for iron ore may require us to change the way we operate or, depending on the magnitude of price decreases, even to suspend certain of our projects and operations and impair certain assets, which could adversely affect us.

Adverse economic conditions in China and an increase in global iron ore production capacity could materially and adversely affect us.

China has been the main driver of global demand for minerals and metals over the past years, effectively driving global prices for iron ore and steel. In 2020, China accounted for 76% of the global seaborne iron ore trade and 76% of our iron ore export sales were to the Asian market, mainly China. China is also the largest steel producer in the world, accounting for approximately 57% of the global steel production in 2020.

A contraction of China’s economic growth could result in lower global demand for iron ore and steel and increase the global steel industry’s over-capacity, which would materially and adversely affect companies in the industry, including us. Poor performance in the Chinese real estate sector and low investments in infrastructure, two of the largest markets for carbon steel in China, could also adversely affect us. As a result of developments relating to the COVID-19 pandemic, China’s economic growth slowed down and its GDP increased 2.3% in 2020, as compared to 6.1% in 2019 and 6.6% in 2018.

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

Revenues from our mining business represented 26.0%, 39.4% and 42.1% of our total net revenues in 2018, 2019 and 2020, respectively. Operating at significant idle capacity during periods of weak demand may expose us to higher unit production costs since a significant portion of our cost structure is fixed in the short-term due to the high capital intensity of mining operations. In addition, efforts to reduce costs during periods of weak demand could be limited by labor regulations or labor or government agreements.

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

In 2020, raw material costs accounted for 63.3% of our total steel production costs. Our main raw materials include iron ore, coal, coke, limestone, dolomite, manganese, zinc, tin and aluminum. We depend on third parties for some of our raw material requirements, including importing all of the coal required to produce coke. In addition, we require significant amounts of energy, in the form of natural gas and electricity, to power our plants and equipment.

Any prolonged interruption in the supply of raw materials, natural gas or electricity, or substantial increases in their prices, could materially and adversely affect us. Interruptions and price increases could result from changes in laws or trade regulations, the availability and cost of transportation, suppliers’ allocations to other purchasers, interruptions in production by suppliers and/or accidents or similar events on suppliers’ premises or along the supply chain. Any inability to pass these cost increases onto our customers or to meet our customer demand because of scarcity of our key raw materials could also have a material and adverse effect on us.

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

In response to increased production and steel exports from many countries, anti-dumping and countervailing duty and safeguard measures were imposed in the late 1990s and early 2000s by foreign governments representing the main markets for our exports. This scenario returned in 2015, when U.S. authorities initiated anti-dumping and countervailing duty investigations on hot-rolled and cold-rolled steel sheets and coils imported from Brazil and other countries, which resulted in anti-dumping duties and countervailing duty tariffs issued in 2016. In 2016, the European Commission initiated an anti-dumping investigation of hot-rolled sheets and coils imported from Brazil and other countries, which, in 2017, resulted in anti-dumping duties for the exports of hot-rolled steel products into the European Union from Brazil.

In April 2017, the President of the United States, Donald Trump, requested an investigation under Section 232 of the U.S. Trade Expansion Act to determine if steel imports were harming U.S. national security. As a result of this investigation, in March 2018, the U.S. government implemented Section 232 measures and imposed an ad valorem tariff of 25% on imported steel. Brazil obtained a temporary suspension of the measure until the end of April 2018, which was extended to the end of May 2018. After the suspension, Brazil entered into an agreement with the United States, which established quotas for semi-finished steel products based on average exports between 2015 and 2017 and quotas for finished steel products based on average exports between 2015 and 2017 with a reduction of 30%.

Prompted by the United States’ adoption of Section 232 measures, the European Union initiated, in April 2018, an investigation into safeguards for imports of 26 categories of steel products. In February 2019, a definitive E.U. regulation imposed safeguard measures on imports of hot-rolled, cold-rolled and tin mill products and imposed quotas for the next three years. On February 26, 2021 the European Commission initiated a review investigation to determine whether the E.U. safeguard measures on certain steel products should be extended past their current lapse date of June 30, 2021.

For more information on protectionist measures, see “Item 4B. Business Overview—Regulatory Matters—Protectionist Measures.” The imposition of these and other protectionist measures by foreign countries may materially and adversely affect our export sales.

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

Authorizations, concessions, licenses or permits required for the development of our activities may require that we meet certain performance thresholds or completion milestones. In case we are unable to meet these thresholds or milestones, we may lose or not be able to obtain or renew such authorizations, concessions, licenses or permits, or we may not be able to do so under the terms of new concession laws, claims for amicable contractual termination and subsequent re-bidding for concessions. We also cannot guarantee that we, our subsidiaries and our joint ventures that hold concessions will timely comply with our or their obligations under any relevant concession agreement or in conduct adjustment agreements (Termos de Ajustamento de Conduta), or TACs, entered into with governmental agencies. In addition, we are subject to supervision and penalties from governmental entities, including the Brazilian court of audit (Tribunal de Contas da União), or TCU, and regulatory agencies. A material breach of those obligations may result in the loss or early termination of concessions, authorizations, permits and/or licenses, the restriction of access to public financing for the concession or the amortization of public financing before a project begins to operate, the acceleration or an event of default under our indebtedness. Additionally, we would be subject to penalties, including fines or the closure of facilities. In case of a takeover or concession agreement termination due to government default, if we are entitled to any indemnification from granting authorities for our investments, this indemnification may be insufficient to cover our costs, expenses or losses and may be paid long after the events affecting our concessions, licenses or permits occur, if at all.

In addition, changes in applicable laws or regulations could require modifications to our technologies and operations and unexpected capital expenditures. Capital expenditures that we have already made may not generate the returns we expected, if any.

After accidents involving the breaking of upstream mining dams operated by other mining companies in the cities of Mariana and Brumadinho in the state of Minas Gerais, the Brazilian National Mining Agency (Agência Nacional de Mineração), or the ANM, which is the regulatory agency under the Ministry of Mines and Energy (Ministério de Minas e Energia) of the Brazilian government, and Brazilian environmental regulatory authorities have applied more stringent environmental licensing requirements for mining project operations, specifically for dams.

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

Further new or more stringent environmental licensing requirements for our project operations, specifically for our dams, could be imposed on us. For additional information on mining regulations in Brazil, see “Item 4. Information on the Company—4B. Business Overview—Regulatory Matters—Mining Regulation.”

We have a high level of indebtedness that could make it more difficult or expensive to refinance our maturing debt and/or incur new debt.

As of December 31, 2020, our total debt outstanding was R$35,270.7 million, comprising R$4,126.5 million of short-term debt and R$31,144.2 million of long-term debt. We had R$9,944.6 million in cash and cash equivalents as of December 31, 2020. Our planned investments across our business segments will require a significant amount of cash over the course of 2021 and following years. See “Item 4. Information on the Company—4D. Property, Plant and Equipment—Acquisitions and Dispositions.”

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

Our ability to refinance our indebtedness maturing in 2021 and 2022 is subject to market conditions and creditor approvals. In the event conditions are not favorable or approvals are not obtained, we will be required to make significant payments in the next 24 months under our financings, which would adversely affect our financial and cash position and may result in downgrades in our credit ratings.

We cannot assure you that our credit ratings will not be lowered, suspended or withdrawn by the rating agencies.

Our credit ratings are limited in scope, and do not address all material risks relating to an investment in our common shares or the ADSs, but rather reflect only the views of the rating agencies at the time the ratings are issued. These ratings may affect the cost and other terms upon which we are able to obtain funding and are subject to change due to factors specific to us, trends in the industries we operate in or trends in the credit and capital markets generally. As of December 31, 2020, our Fitch, Moody’s and S&P credit ratings were B+ with a positive outlook, B2 with a stable outlook and B with a positive outlook, respectively. In February 2021, S&P upgraded our credit rating to B+ with a positive outlook and, in March 2021, Fitch upgraded our credit rating to BB- with a positive outlook.

Credit rating agencies regularly evaluate us and their ratings are based on a number of factors, including our financial strength. We cannot assure you that credit rating agencies will not downgrade our credit ratings or that credit ratings will remain in effect for any given period of time or not be withdrawn entirely by the rating agencies, if in their judgment circumstances so warrant. Any lowering, suspension or withdrawal of our credit ratings may have an adverse effect on us and our ability to refinance our existing indebtedness.

Accidents or malfunctioning equipment on our premises, railways or ports may decrease or interrupt production, internal logistics or distribution of our products and adversely affect us.

The steel and iron ore production processes depend on certain critical equipment, such as blast furnaces, steel converters, continuous casting machines, rolling mills, drillers, reclaimers, conveyor belts, crushing and screening equipment and ship loaders, as well as on internal logistics and distribution channels, such as seaports and railways. This equipment and infrastructure may be affected in the case of malfunction or damage. Any significant interruptions in our production process, internal logistics or distribution channels (including our ports and railways) could materially and adversely affect us.

In addition, our operations involve the use, handling, storage, discharge and disposal of hazardous substances into the environment. Our mining, steel and cement businesses are generally subject to significant risks and hazards, including fire, explosions, toxic gas leaks, spilling of polluting substances or other hazardous materials, rockfall incidents in mining operations and incidents involving mobile equipment or machinery and accidents involving our dams. Such events could occur by accident or by breach of operating and maintenance standards, and could result in a significant environmental impact, damage to or destruction of our mineral properties and/or production facilities, personal injury or death, delays or suspensions in production, monetary losses and exposure to civil responsibilities, administrative penalties, criminal sanctions and closure orders for non-compliance with these regulations. Our health, safety and environmental standards and risk management programs and procedures may be insufficient to prevent incidents or accidents that could adversely affect us.

Failures in or interruptions to our telecommunications, information technology systems or automated machinery could adversely affect us.

Our operations are heavily reliant on telecommunications, information technology systems and automated machinery. Disruptions to these systems, caused by obsolescence, technical failures or intentional acts, may adversely affect us. In addition, any failure in our systems related to confidential information, caused by external cyber-attacks or internal actions, including negligence or misconduct of our employees, could adversely affect our reputation and our interactions with customers, competitors and other third parties, including governmental and regulatory bodies, suppliers and others, and may, among other things, expose us to fines and litigation.

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

We are investing to further increase our steel, mining and cement production capacity and/or efficiency, as well as our logistics capabilities. The success of these projects is subject to a number of risks that, if materialized, may adversely affect our growth prospects and profitability, including, among others:

•	delays, availability issues or higher than expected costs in obtaining the necessary equipment, services and materials to build and operate a project;
•	lack of infrastructure, including waste disposal areas and reliable power and water supply;
•	environmental remediation costs;
•	delays or higher than expected costs in obtaining or renewing required authorizations, concessions, licenses or permits and/or regulatory approvals, including related to environmental matters, to build or continue a project;
•	changes in market conditions, laws or regulations that may result in high unexpected costs, which may render a project less profitable than expected or economically or otherwise unfeasible;
•	service providers’ non-compliance with certain legal duties under Brazilian law, including tax, labor and social security, for which we may become liable;
•	breach by suppliers, contractors and service providers of their obligations with us; and
•	disruptions in our logistics chain and general operational or geotechnical issues.

Any one or a combination of the factors described above may materially and adversely affect our ability to successfully implement our strategy.

We are subject to environmental, health and safety incidents and current, new or more stringent regulations may result in liability exposure and increased capital expenditures.

Our steel production, mining, cement, energy and logistics facilities are subject to a broad range of laws, regulations and permit requirements in the countries where we operate relating to the protection of the environment, health and safety.

Brazilian pollution standards are subject to change, including new effluent and air emission standards, water management and solid waste-handling regulations, wildlife maintenance regulations, restrictions on business expansions, native forest preservation requirements and the obligation to support the creation of an integral protection conservation unit, as privately owned conservation areas (Reserva Particular do Patrimônio Natural), or national parks, or areas of relevant ecological interest (Área de Relevante Interesse Ecológico – ARIE) as environmental compensation for industrial and mining expansion projects. The Brazilian government has adopted a decree under the national policy for climate change (Política Nacional de Mudanças Climáticas) that contemplates a reduction in carbon emissions for the mining, steel and cement industries and an action plan is under development by a technical committee composed of representatives from the government, industry associations and academia.

The state of Rio de Janeiro, through the State Environment Institute (Instituto Estadual do Ambiente), or INEA, issued a law that requires steel making and cement facilities to present action plans to reduce greenhouse gas emissions when renewing or applying for operational licenses. At the federal level, the environmental national council (Conselho Nacional do Meio Ambiente), or CONAMA, issued Resolution No. 436/2011 to address air emissions that obliged steel companies to comply with certain emission standards as of December 2018, including adjustments in the filters of plant chimneys. In September 2018, we entered into a TAC with the state of Rio de Janeiro relating to this resolution. The Brazilian government has also established a national policy for solid waste (Política Nacional de Resíduos Sólidos), which provides for strict guidelines for solid waste management and industry targets for reverse logistics as part of the environmental licensing process. Finally, a new regulatory framework for mining operations was issued in June 2018, which has imposed and may further impose stricter regulations on our mining operations, including requests for environmental recovery of areas and investments for the granting of mining concessions. Any failure to comply with these or other laws, resolutions and standards may expose us to civil, criminal and administrative liability.

Our operations involve the use of natural resources, and are subject to significant risks and hazards, including fire, explosion, toxic gas leaks, spilling of polluting substances or other hazardous materials, rockfalls, incidents involving dams, failure of operational structures and incidents involving mobile equipment, vehicles or machinery. This could occur by accident or by breach of operating and maintenance standards, and could result in significant environmental and social impacts, damage to or destruction of mineral properties or production facilities, personal injury, illness or death of employees, contractors or community members close to operations, environmental damage, delays in production, monetary losses and possible legal liability. Additionally, in remote localities, our employees may be exposed to tropical and contagious diseases that may affect their health and safety. Notwithstanding our standards, policies and controls, our operations remain subject to incidents or accidents that could adversely affect us and our stakeholders.

New or more stringent environmental, health and safety standards imposed on us could require increased capital expenditures, additional legal preservation areas within our properties or modifications to our operating practices or projects. For further information on environmental regulations and claims, see “Item 4. Information on the Company—4B. Business Overview—Governmental Regulation and Other Legal Matters.”

The amount and timing of expenditures related to environmental, health and safety matters may vary substantially from those currently anticipated. These additional costs may have a negative impact on the profitability of the projects we intend to implement or may make such projects economically unfeasible. Waste disposal, including our slag piles, and emission practices may result in the need for us to clean up or retrofit our facilities or our disposal locations at substantial costs and/or could result in substantial civil, criminal and administrative liability, including, among others, pursuant to public civil actions. Environmental legislation in foreign markets to which we export our products may also materially and adversely affect our export sales and us.

In addition, we may enter into TACs with Brazilian regulatory agencies that require us to minimize or eliminate the risk of environmental impacts in the areas where we operate. If we are unable to comply with a TAC or to remediate non-compliance in a timely manner, we may be exposed to penalties, such as fines, delays in obtaining environmental or other operating licenses, revocation of permits or closure of facilities.

Our governance and compliance procedures may fail to prevent regulatory penalties and reputational harm.

We operate in a global environment and our activities straddle multiple jurisdictions and complex regulatory frameworks subject to enforcement worldwide. Our governance and compliance procedures may not prevent breaches of legal, accounting and/or governance standards applicable to us, and we may be unable to identify wrongdoing or improper activities by members of our management, employees, contracts or other agents. We may be subject to breaches of our Code of Ethics, business conduct protocols and to instances of fraudulent behavior, dishonesty and unlawful conduct by members of our management, employees, contractors or other agents, which could subject us to fines, loss of our operating licenses and reputational harm, as well as other penalties, which may materially and adversely affect us.

We may fail to maintain an effective system of internal controls, which could prevent us from timely and accurately reporting our financial results.

Our internal controls over financial reporting may not prevent or detect misstatements in a timely manner due to inherent limitations, including human error, circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including implementing new or improved required controls, we could fail to meet our financial reporting obligations, which could trigger a default under certain of our agreements. In this regard, and in connection with management’s evaluation of the effectiveness of our internal control over financial reporting, we concluded that, as of December 31, 2020, our internal control over financial reporting is effective.

Certain of our operations depend on joint ventures, strategic alliances and consortia, among other forms of cooperation, and our business could be adversely affected if our partners fail to observe their commitments.

We currently operate parts of our business through joint ventures, strategic alliances and consortia with other companies. We have, among others: (i) a strategic alliance with an Asian consortium at our controlled investee CSN Mineração to mine iron ore; (ii) a joint venture with other Brazilian steel and mining companies at MRS Logística S.A., or MRS, to explore railway transportation in the Southeastern region of Brazil; (iii) a joint venture with certain Brazilian governmental entities at Transnordestina Logística S.A., or TLSA, to explore railway transportation in the Northeastern region of Brazil; (iv) a joint venture with Engie Brasil Energia S.A., or Engie Brasil, and Companhia de Cimento Itambé, or Itambé, at Itá Energética S.A., or ITASA, to produce electricity; and (v) a consortium with L.D.R.S.P.E Geração de Energia e Participações, Aliança Geração de Energia S.A. (union of Vale S.A., or Vale, and CEMIG Geração e Transmissão S.A.), or Aliança, and AngloGold Ashanti Córrego do Sítio Mineração S.A., or AngloGold, at Igarapava hydroelectric facility to produce electricity.

Our forecasts and plans for these joint ventures, strategic alliances and consortia assume that our partners will observe their obligations to make capital contributions, purchase products and, in certain cases, provide managerial personnel or financing. In addition, many of the projects contemplated by our joint ventures or consortia rely on financing commitments, which contain certain preconditions for each disbursement. If any of our partners fails to observe their commitments or we fail to comply with all preconditions required under our financing commitments or other partnership arrangements, the affected joint venture, consortium or other project may not be able to operate in accordance with its business plans, or we may have to increase the level of our investment to implement these plans, which could adversely affect us.

Risks associated with drilling and production could render mining projects economically unfeasible.

Once mineral deposits are discovered, it can take a number of years from the initial phase of drilling until production is possible, during which time the economic feasibility of production may change. Substantial time and expenditures are required to:

•	establish mineral reserves through drilling;
•	determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore;
•	obtain environmental and other licenses;
•	construct mining and processing facilities and set up the infrastructure required for greenfield properties; and
•	obtain the ore or extract the minerals from the ore.

If a mining project proves to not be economically feasible by the time we are able to profit from it, we may incur substantial losses and be obliged to record write-offs. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in delays and cost overruns that may render the project not economically feasible.

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

In addition, reserves are gradually depleted in the ordinary course of our exploration activities. As mining progresses, distances to the primary crusher and to waste deposits becomes longer and pits become steeper. Also, for some types of reserves, mineralization grade decreases and hardness increases at increased depths. As a result, over time we may experience rising unit extraction costs with respect to each mine, or we may need to make additional investments, including adaptation or construction of processing plants and expansion of our dry tailings processes. Our exploration programs may also fail to result in the expansion or replacement of reserves depleted by current production. If we do not enhance existing reserves or develop new operations, we may not be able to sustain our current level of production beyond the remaining lives of our existing mines. See “Item 4. Information on the Company—4B. Business Overview—Our Mining Segment—Mineral Reserve.”

Our subsidiary CSN Mineração intends to invest in the increase of the total iron ore processing capacity of its facilities and it may not necessarily complete these investments as planned and/or effectively achieve the production volume corresponding to the planned total iron ore processing capacity.

Our subsidiary CSN Mineração included in its business plan certain investments to increase its iron ore processing capacity in the medium and long term. The expansion of its production capacity involves significant investment and expenses and may not result in the effective expansion of its iron ore production, which depends on other additional factors, including the expansion of its mineral reserves. Moreover, these investments to increase its processing capacity are subject to numerous risks inherent to mining projects.

CSN Mineração has planned investments for the expansion of its iron ore processing capacity from 33 million tons per year to up to 108 million tons per year by 2033. However, these numbers do not represent expected production volumes, but rather the limit of production capacity of its facilities following the implementation in full of its current business plan. We can provide no assurances that CSN Mineração’s production volume will effectively reach 108 million tons per year by 2033.

If CSN Mineração is unable to transform its iron ore processing capacity into effective iron ore production, it may not obtain the expected return on investments made, which may adversely affect us.

Natural and other disasters, or extreme weather conditions, could disrupt our operations.

Extreme weather conditions, such as heavy rainfall or flooding, could reduce the available supply of our raw materials and increase our raw materials costs, as well as delay and otherwise disrupt our operations, including relating to logistics. Additionally, we are subject to technical or physical risks including fire, power loss, water supply loss, leakages, accidents and failures in telecommunications and information technology systems, whether resulting from natural or other disasters or otherwise, any of which could disrupt our operations.

We may not be able to consummate proposed acquisitions or integrate acquired businesses successfully.

From time to time, we may evaluate acquisition opportunities that would strategically fit our business objectives. If we are unable to consummate acquisitions or to integrate them successfully and develop these businesses to realize revenue growth and cost savings, we could be adversely affected. Acquisitions also pose the risk that we may be exposed to successor liability involving an acquired company. Due diligence conducted in connection with an acquisition, and any contractual guarantees or indemnities that we receive, may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with an acquisition, including related to labor or environmental matters, could adversely affect us and reduce the expected and bargained-for benefits of the acquisition.

In addition, we may incur asset impairment charges related to acquisitions, which may reduce our profitability. Our acquisition activities may also present financial, managerial and operational risks, including diversion of management attention from existing core businesses, difficulties integrating or separating personnel, financial and other systems, failure to achieve the operational benefits that were anticipated at the time of the transaction, adverse effects on existing business relationships with suppliers and customers, inaccurate estimates of fair value made in the accounting for acquisitions and/or amortization of acquired intangible assets which would reduce future reported earnings, potential loss of customers or key employees of acquired businesses and indemnities and potential disputes with buyers or sellers. Finally, proposed acquisitions may also be subject to review from the antitrust authorities in the countries involved in the transaction, which may approve the transaction, do so subject to restrictions, including the divestment of assets, or reject it. Any of these developments or adverse regulatory decisions could adversely affect us.

We may not be able to maintain adequate liquidity and our cash flows from operations and available capital may not be sufficient to meet our obligations.

While our cash flows from operations and available capital have been sufficient to meet our current operating expenses, contractual obligations and debt service requirements to date, our liquidity, cash flows from operations and available capital may be adversely affected by the pricing environment for our products, the exchange rate environment and the effects of weak macroeconomic conditions in Brazil. We are considering certain measures to improve our liquidity and debt profile, including the potential sale of certain assets. In addition, we are negotiating the extension of certain of our credit facilities. If we are unable to successfully sell certain assets and/or extend our debt amortization profile, we may not be able to maintain adequate liquidity and our cash flows from operations and available capital may not be sufficient to meet our obligations.

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

We are exposed to the risks of litigation.

We are and may be a party to legal proceedings and judicial, administrative or arbitration claims. For certain of these legal proceedings and claims, we have not established a provision on our balance sheet or have only established provisions for part of the amounts in question, based on our external or internal counsels’ judgment as to the likelihood of an outcome unfavorable to us. Although we are contesting existing proceedings and claims, the outcome of each specific proceeding and claim is uncertain and may result in obligations that could materially and adversely affect us. In addition, certain judicial or administrative proceedings may adversely affect our shareholders and holders of the ADSs, specifically their receipt of dividends.

The outbreak of communicable diseases such as the ongoing COVID-19 global pandemic may affect investment sentiment, cause operational disruptions and result in sporadic volatility in global markets.

The outbreak of communicable diseases such as the ongoing COVID-19 global pandemic may affect investment sentiment, cause operational disruptions and result in volatility in global markets, which may materially and adversely affect our customers, our suppliers and us. Quarantines and government measures may restrict certain economic activities in affected regions globally, including Brazil, resulting in reduced business volume, disrupted production and operations and temporary closures of our or other companies’ facilities.

There remains uncertainty regarding the duration of disruptions deriving from the COVID-19, the extent of government intervention or other measures and economic effects on the stock market, foreign exchange rates, unemployment rates, interest rates and otherwise. The extent to which the COVID-19 global pandemic will affect us depends on future developments that are highly uncertain and cannot be predicted as of the date of this annual report.

The effect of any discontinuation or replacement of the LIBOR may adversely affect us.

The U.K. Financial Conduct Authority announced in July 2017 that it intends to no longer compel banks to submit rates for the calculation of the London interbank offered rate, or LIBOR, after 2021. To mitigate any possible impact, various regulators have proposed alternative reference rates. As of December 31, 2020, we had R$3,247 million of LIBOR-indexed financings maturing after 2021. We cannot predict the effect of any discontinuation or replacement of the LIBOR at this time and, consequently, we cannot assure you that these changes will not have an adverse effect on us.

Risks Relating to Our Common Shares and the ADSs

Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours.

Our controlling shareholder has the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations, acquisitions, dispositions, the destination and diversification of our investments and the timing and payment of any future dividends, subject to minimum dividend payment requirements imposed by Brazilian Corporate Law. Our controlling shareholder may have an interest in pursuing acquisitions, dispositions, financings or other transactions that could conflict with your interests as a holder of our common shares or the ADSs. In addition, the interests of the members of our controlling family have not always been aligned and any conflicts that may arise may adversely affect us.

If you surrender ADSs and withdraw common shares, you risk forfeiting Brazilian tax advantages and losing the ability to timely remit foreign currency abroad.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our common shares underlying the ADSs in Brazil, which allows the custodian to convert dividends and other distributions with respect to our common shares into non-Brazilian currency and remit the proceeds abroad. Pursuant to Resolution No. 4,373, dated September 29, 2014, of the Brazilian National Monetary Council (Conselho Monetário Nacional), or the CMN, in order for an investor to surrender ADSs for the purpose of withdrawing the common shares represented thereby and be entitled to trade the underlying common shares directly on the B3 S.A. – Brasil, Bolsa, Balcão, or the B3, the investor is required to appoint a Brazilian financial institution duly authorized by the Central Bank and the CVM to act as its legal representative, who is responsible, among other things, for keeping and updating the investors’ certificates of registration with the Central Bank. If you surrender ADSs and withdraw common shares, you may be subject to a less favorable tax treatment on gains with respect to these investments. Moreover, if your representative fails to obtain or update the relevant certificates of registration, you may incur in additional expenses or be subject to operational delays which could affect your ability to receive dividends or distributions relating to our common shares or the return of your capital in a timely manner. The custodian’s certificate of registration or any foreign capital registration directly obtained by you may be affected by future legislative or regulatory changes, and we cannot assure you that additional restrictions applicable to you, the disposition of the underlying common shares or the repatriation of the proceeds from the process will not be imposed in the future. For a more complete description of Brazilian tax regulations, including any potential risks regarding the possibility that the sale or disposition of ADSs by a Non-Brazilian Holder may be subject to capital gains tax in Brazil, see “Item 10. Additional Information—10E. Taxation—Brazilian Tax Considerations.”

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States and other developed countries, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States and other developed countries. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States and other developed countries. The ten largest companies in terms of market capitalization represented 48.1% of the aggregate market capitalization of the B3 as of December 31, 2020. Although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at the price and time you wish may be substantially limited.

Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares.

We may not be able to offer our common shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our common shares in connection with any future issuance of our common shares unless a registration statement under the Securities Act is effective with respect to such common shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our common shares or to undertake steps that may be needed to find available exemptions from registration, and we cannot assure you that we will file any such registration statement or take any such steps. If such a registration statement is not filed and an exemption from registration is not available the depositary of the ADSs may attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights. For a more complete description of preemptive rights, see “Item 10. Additional Information—10B. Memorandum and Articles of Association—Description of Capital Stock––Preemptive Rights.”

A decrease in our market capitalization may increase volatility in the trading price of our common shares and the ADSs.

In recent years, our market capitalization has been volatile, resulting in increased volatility in the trading price of our common shares and the ADSs. Any decrease in our market capitalization may further increase this volatility. If the trading price of the ADSs drops below the levels required by the listing standards of the New York Stock Exchange, or the NYSE, we may be required to do a reverse stock split or a ratio change of the number of common shares per ADS in order to regain compliance with the NYSE’s listing standards.

The trading price of the ADSs increased in 2020 and, as of December 31, 2020, presented a variation of 74.9% as compared to their trading price as of December 31, 2019.

Item 4. Information on the Company

4A. History and Development of the Company

Companhia Siderúrgica Nacional is a Brazilian corporation (sociedade por ações) incorporated in 1941 pursuant to a decree of Brazilian president Getulio Vargas. The Presidente Vargas Steelworks, located in the city of Volta Redonda, in the state of Rio de Janeiro, began its production of coke, pig iron and steel products in 1946, when we also incorporated the Casa de Pedra mine, located in the city of Congonhas, state of Minas Gerais, and the Arcos mine, located in the city of Arcos, state of Minas Gerais. The Casa de Pedra mine assures us self-sufficiency in iron ore and the Arcos mine provides limestone and dolomite.

We were privatized through a series of auctions held in 1993 and early 1994, through which the Brazilian government sold its 91% ownership interest.

Between 1993 and 2002, we implemented a capital improvement program aimed at increasing our annual production of crude steel, improving the quality of our products and enhancing our environmental protection and cleanup programs. As part of these investments, since February 1996, all our production involves continuous casting, which requires lower energy use and results in decreased metal loss as compared to ingot casting. From 1996 until 2002, we invested the equivalent of US$2.4 billion in our capital improvement program and on maintaining our operational capacity, culminating with the renovation of our blast furnace no. 3 at the President Vargas Steelworks and Hot Strip Mill No. 2 in 2001.

In 2007, we started to sell iron ore in the seaborne market. Today, we, through our subsidiary CSN Mineração, are an important exporter of iron ore, drawing from the high quality iron ore reserves in the Casa de Pedra and Engenho mines, located in the state of Minas Gerais. CSN Mineração holds the concession to operate the Terminal de Carvão, or TECAR, a solid bulks terminal located in Itaguaí Port in the state of Rio de Janeiro, through which CSN Mineração exports iron ore and imports coal and coke.

In 2009, we entered the cement market with our first grinding mill, next to the Presidente Vargas Steelworks in Volta Redonda, in the state of Rio de Janeiro, taking advantage of the synergies of the cement business with our steel business.

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

In 2015, we inaugurated two new grinding mills and, in 2016, we concluded a new 6,500 tons per day kiln line, reaching an aggregate annual capacity of 4.7 million tons in our cement plants.

In June 2018, we sold Heartland Steel Processing, LLC (formerly Companhia Siderúrgica Nacional, LLC) to Steel Dynamics, Inc. for US$400.0 million. We continue our commercial import and distribution activities in the North American market through our U.S. subsidiary Companhia Siderúrgica Nacional, LLC.

In 2019, investments of approximately R$250.0 million in the maintenance of blast furnace no. 3 increased its steel production capacity by 500,000 tons per year.

In 2020, we invested R$848.0 million in our steel segment, R$710.0 million in our mining segment and approximately R$140.0 million in our other segments. In early 2021, CSN Mineração completed its initial public offering and, as of the date of this annual report, has its shares traded on the B3.

General

We are one of the largest fully integrated steel producers in Brazil and Latin America in terms of crude steel production. We operate throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products. We divide our business into five segments: steel, mining, cement, logistics and energy.

Steel

Our steel segment comprises a portfolio of diverse products and provides us an international footprint by means of our international subsidiaries and our exports from Brazil. In our flat steel segment, we are an almost fully integrated steelmaker. Our main industrial facility, Presidente Vargas Steelworks, produces a broad line of steel products, including slabs, hot and cold-rolled, galvanized and tin mill products for the distribution, packaging, automotive, home appliance and construction industries.

Our production process is based on the integrated steelworks concept. Our current annual crude steel capacity and rolled product capacity at Presidente Vargas Steelworks is, in each case, 5.6 million tons.

We obtain all of our iron ore (except for pellets), limestone and dolomite requirements, and a portion of our tin requirements, from our own mines. Using imported coal, we produce approximately 55% of our coke requirements at current production levels in our own coke batteries at Volta Redonda. Imported coal is also pulverized and used directly in the pig iron production process. Zinc, manganese ore, aluminum and a portion of our tin requirements are purchased in local markets. Our steel production and distribution processes also require water, industrial gases, electricity, rail and road transportation and port facilities.

In addition to the production of flat steel, we operate in the long steel segment through SWT in Germany, with annual production capacity of approximately 1.1 million tons of steel sections.

We own and operate a plant in Volta Redonda for production of long steel products. The plant consists of an electric arc steelmaking furnace, continuous casting for billets and a hot rolling mill for round section long products – wire rod and rebar.

Mining Activities

We own a number of high quality iron ore mines, strategically located within Brazil’s “Iron Ore Quadrangle” (Quadrilátero Ferrífero) in the state of Minas Gerais, including the Casa de Pedra and Engenho mines, located in the city of Congonhas, pertaining to our subsidiary CSN Mineração, and the Fernandinho mines, located in the city of Itabirito, and the Cayman and Pedras Pretas mining rights, located in the city of Rio Acima and Congonhas, respectively, pertaining to our wholly owned subsidiary Minérios Nacional S.A., or Minérios Nacional.

Our mining assets also include (i) the solid bulks cargo terminal TECAR, in the state of Rio de Janeiro, which pertains to CSN Mineração; (ii) the Bocaina mines, located in the city of Arcos, in the state of Minas Gerais, which produce dolomite and limestone; and (iii) Estanho de Rondônia S.A., or ERSA, located in the city of Ariquemes, in the state of Rondônia, which mines and casts tin.

We sold 29.6 million tons, 34.9 million tons and 26.9 million tons of iron ore to third parties in 2018, 2019 and 2020, respectively.

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

We also have the following participation in three railways: (i) we share control in MRS, which operates in the Southeast region of the federal railway system, along the Rio de Janeiro – São Paulo – Belo Horizonte axis; (ii) we have an interest in joint venture TLSA, which has a concession to construct and operate the Northeastern Railway System II; and (iii) we control Ferrovia Transnordestina Logística S.A., or FTL, which operates the Northeastern Railway System I.

Cement

We entered the cement market in 2009 in order to take advantage of the synergy potential with our steelmaking business. Our cement operations use as inputs slag generated by our blast furnaces at Volta Redonda and limestone from our limestone reserves in our Bocaina mines, which is used to produce clinker. Slag and clinker are the main inputs in cement production.

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

Electricity

Steelmaking requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants, cryogenic plant and auxiliary units. In 2019, our Presidente Vargas Steelworks consumed approximately 2.8 million MWs of electric energy.

Our main source of electricity is our thermoelectric co-generation power plant at the Presidente Vargas Steelworks, which is fueled by gas from the steel production process, with 235 MW of installed capacity. In addition, we hold a 29.5% equity interest in the Itá hydroelectric facility in the state of Santa Catarina, through a 48.75% equity interest in ITASA and a 17.9% equity interest in the Igarapava hydroelectric facility. Through these equity interests, we have secured 188 MW in annual power supply for our operations under power purchase agreements at a fixed price per MW hour, adjusted annually for inflation.

In 2014, we installed a new turbine generator at the Presidente Vargas Steelworks, which added 21 MW to our existing installed capacity. This turbine is located near our blast furnace and uses outlet gas from our iron production to generate energy.

Recent Developments

Debt Reprofiling

In January 2021, we reprofiled US$265 million in aggregate principal amount of export prepayments, of which US$79 million, originally scheduled to mature in 2022, was extended to 2023. In addition, we amortized R$315 million in aggregate principal amount of export credit notes scheduled to mature in 2021.

In February 2021, we repurchased and cancelled R$391 million in aggregate principal amount of outstanding debentures.

Drop-down of Cement Segment

In January 2021, we completed a drop-down of our cement segment, comprising all its assets and liabilities, to our subsidiary CSN Cimentos S.A.

Initial Public Offering of CSN Mineração

In February 2021, CSN Mineração completed its initial public offering, as part of which we sold 327,593,584 common shares that we held in the company, followed by 50,211,323 additional common shares in March 2021, representing, in the aggregate, 377,804,907 common shares and 9.3% of our total stake, at R$8.50 per common share, in the total amount of R$3,211.4 million. Our participation in the capital stock of CSN Mineração was diluted from 87.5% to, as of the date of this annual report, 78.2%. CSN Mineração also issued 161,189,078 new common shares and raised R$1,346.1 million in net proceeds, which will be used to execute its expansion projects, as described in “—4B. Business Overview—Our Mining Segment—Expanding our Mining Capacity.”

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

4B. Business Overview

Competitive Strengths

We believe that we have the following competitive strengths:

Integrated business model. We are a highly integrated steelmaker and we believe this integration supports resilient and profitable operations. Our integrated business model comprises our captive sources of raw materials, principally iron ore, and our infrastructure, including railways and deep-water port facilities. In terms of raw materials, we own a number of high-quality iron ore mines, strategically located within Brazil’s “Iron Ore Quadrangle”, which distinguishes us from our main competitors in Brazil who are required to purchase all or a portion of their iron ore from mining companies.

Profitable mining business. We have invested significantly in our mining business, placing us in a prominent position among the world’s leading iron ore players. Further mining expansions will enable us to expand our product portfolio and total output, increasing our presence in seaborne markets.

We have high-quality iron ore reserves in Casa de Pedra, Engenho, Fernandinho and other mines, all located in the state of Minas Gerais. Our mining activities are an important contributor to our EBITDA. We sold 34.8 million tons in 2018, 38.5 million tons in 2019 and 31.2 million tons in 2020 of iron ore. Our mining business also includes TECAR, a solid bulks terminal at Itaguaí Port in the state of Rio de Janeiro, with a capacity to handle 660,000 TEUs per year, and the Bocaina mine, located in the city of Arcos in the state of Minas Gerais, which produces dolomite and limestone, as well as our subsidiary ERSA, which mines and casts tin.

Thoroughly developed transport infrastructure. We have a thoroughly developed transport infrastructure, connecting our iron ore mines to our steel mills and to the port terminals we operate. Our Presidente Vargas Steelworks facility is located next to railway and port systems, which facilitates its supply of raw materials, product shipments and access to our main customers. Our steelworks are close to the main steel consumer centers in Brazil, with easy access to port facilities and railways. The concession for the main railway we use and operate is owned by MRS, in which we hold, directly and indirectly, a total of 34.94% (or 37.27% before non-controlling interest) ownership interest. The railway connects our Casa de Pedra mine to the Presidente Vargas Steelworks and to our terminals at Itaguaí Port, which handle our iron ore exports and most of our steel exports, as well as our imports of coal and metallurgical coke.

Energy generation. We generate power through our hydroelectric facilities of Itá and Igarapava, as well as our thermoelectric plant located inside Presidente Vargas Steelworks, which allow us to benefit from reduced energy tariffs. We sell excess energy we generate in the energy market on a spot basis. Our 235 MW thermoelectric cogeneration plant provides Presidente Vargas Steelworks with approximately 60% of its energy needs for its steel mills, and uses as its primary fuel the waste gases generated by our coke ovens, blast furnaces and steel processing facilities. We hold a 29.5% equity interest in the Itá hydroelectric facility in the state of Santa Catarina, through a 48.75% equity interest in ITASA, and a 17.9% equity interest in the Igarapava hydroelectric facility. Through these equity interests, we have secured 188 MW in annual power supply for our operations under power purchase agreements at a fixed price per MW hour, adjusted annually for inflation.

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

Strong presence in domestic market and strategic international exposure for steel products. We have a strong presence in the Brazilian market for steel products, with a market share of approximately 28% of the domestic flat steel market. In addition, through our international subsidiaries, we sell our flat steel products in the United States and in Europe, which aggregate sales accounted for approximately 12% of our total flat steel sales in 2020. In 2012, we acquired SWT, a long steel producer in Germany with annual production capacity of approximately 1.1 million tons of steel profiles, strengthening our steel products mix and geographical diversification. In 2020, SWT accounted for 16.2% of our total sales, representing 755,000 tons.

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

Steel

The strategy for our steel business comprises:

•	Focus on the domestic market, by increasing market share in the flat steel segment and long steel market;
•	Emphasis on high-margin coated steel products, such as galvanized, galvalume, pre-painted and tin plate;
•	Investments in technology startups and other disruptive companies through our subsidiary CSN Inova Ventures, in order to foster innovation and efficiency;
•	Geographical diversification through our flat and long steel facilities abroad and our focus on diversifying our exports through, among others, coated steels;

•	Constant pursuit of operational excellence by developing and implementing cost reduction projects, including energy efficiency, and process review programs, including internal logistics optimization, project development and implementation discipline;
•	Exploring marketing and commercial synergies through our flat steel distribution network and product portfolio to accelerate our entrance into the domestic long steel market; and
•	Increased customized services and distribution abilities through our expanding distribution network.

Mining

In order to strengthen our position in the iron ore market, we plan to invest in our mining assets, including through CSN Mineração, to generate low operational costs and long-term growth opportunities.

In the coming years, we expect to reach an annual shipment level of over 60 million tons per year of iron ore products, including third party products, by increasing mine capacities, including Casa de Pedra, and developing export services for third party producers. In the short-term, considering recent price appreciation in the global iron ore market, our focus is to export high-quality iron ore at optimal margins without affecting the balance of supply and demand in the transoceanic market. To sustain this growth, we plan to increase TECAR’s capacity from 45 million tons per year to 60 million tons per year.

To maximize the profitability of our product portfolio, we are focused on increasing our output of high quality pellet feed with Itabirito’s deposits and investing with strategic partners and customers in providing pellet feed to pellet producers.

Logistics

We expect to expand our logistics capabilities, which comprise our integrated infrastructure operations of railways and ports, in order to increase the transportation efficiency of both our incoming raw materials and distributed products. We will continue to improve our product delivery in the Brazilian market (mainly steel and cement) by implementing low-cost measures, increasing our use of rail transportation and providing more distribution centers to reach end-customers.

In addition to our bulk terminal TECAR, our TECON container terminal has a capacity of 440,000 containers per year.

In terms of railways, we are developing the Transnordestina Logística project, which focuses on iron ore, agricultural commodities, gypsum and fuel. We also plan to invest in increased efficiency and capacity in the South of Brazil through our participation in MRS.

Cement

Our cement business strategy involves the use of the limestone reserves in our Bocaina mines and the slag generated by our blast furnaces at Volta Redonda. Our first cement grinding mill was inaugurated in 2009, with a capacity to produce 2.4 million tons per year. In 2011, we began producing clinker in the Arcos plant, which provided lower production costs. In 2015, we inaugurated two grinding mills, and in 2016, we concluded a new kiln line with a capacity of 6,500 tons per day, reaching an aggregate capacity of 4.7 million tons per year. We plan to focus on the expansion of our cement business through increased production by means of greenfield and brownfield projects, as well as possible acquisition opportunities. The focus of our cement sales strategy is on the retail segment, which operates with a low level of inventory and for which our distribution centers provide a competitive advantage.

Investments and Divestitures

In addition to our planned investments and capital expenditures, we continue to evaluate acquisition opportunities, as well as joint ventures and brownfield or greenfield projects, to improve our steel, cement and mining cost competitiveness and production, along with our logistics capabilities, logistics infrastructure and energy generation.

We also continue to evaluate business opportunities in order to improve our liquidity position in the short- to medium-term, including in the form of streaming transactions related to our iron ore business and the sale of our investment in Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas.

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

Slabs

Slabs are semi-finished products used for processing hot-rolled, cold-rolled or coated coils and sheet products. We are able to produce continuously cast slabs with a standard thickness of 250 millimeters, widths ranging from 830 to 1,600 millimeters and lengths ranging from 5,250 to 10,500 millimeters. We produce high, medium and low carbon slabs, as well as micro-alloyed, ultra-low-carbon and interstitial free slabs. The slabs are then slit and finished, generating blooms which are delivered to the long products plant.

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

Tin Mill Products

Tin mill products consist of flat-rolled low-carbon steel coils or sheets with, as defined by Brazilian standards, a maximum thickness of 0.45 millimeters, coated or uncoated. We apply coatings of tin or chromium by electrolytic process. Coating costs place tin mill products among our highest priced products. The added value from the coating process permits us to price our tin mill products at a higher margin. There are four types of tin mill products, all produced by us in coil and sheet forms:

•	Tin plate: coated on one or both sides with a thin metallic tin layer plus a chromium oxide layer, covered with a protective oil film;
•	Tin free steel: coated on both sides with a very thin metallic chromium layer plus a chromium oxide layer, covered with a protective oil film;
•	Low tin coated steel: coated on both sides with a thin metallic tin layer plus a thicker chromium oxide layer, covered with a protective oil film; and
•	Black plate: uncoated product used as the starting material for the coated tin mill products.

Tin mill products are primarily used to make cans and other containers. With six electrolytic coating lines, we are one of the largest producers of tin mill products in the world and the sole producer of coated tin mill products in Brazil.

Quality Management System

We maintain a quality management system that is certified to comply with the International Standardization Organization, or ISO, 9001:2015 standard and the automotive industry’s Technical Specification IATF 16949:2016. ISO 9001:2015 is for the design and manufacture of slabs, blooms, billets, hot-rolled flat, pickled and oiled, cold-rolled and galvanized steel, tin mill products and long steel products; and IATF 16949:2016, third edition, is for the manufacture of hot-rolled flat, pickled and oiled steel products, cold-rolled and galvanized steel products. We maintain product certifications for hot-rolled steel in accordance with European Standards EN10025 and regulation (EU) no. 305/2011, CE Mark, and for the supply of steel wires and bars intended for reinforcing of concrete structures in accordance with Brazilian regulation Portaria INMETRO N° 073 DE 17/03/10 and Portaria INMETRO N°003 DE 04/01/11.

In 2020, we made progress towards our goal to obtain a Global Food Safety Initiative, or GFSI, recognized certification, by achieving the GFSI Global Markets Program Basic level. Due to the COVID-19 pandemic, we were subject to remote surveillance instead of the Global Markets Program Intermediate level on-site audit, and we achieved a result of “Passed”.

Production Output

The following table sets forth the aggregate annual production of crude steel in Brazil and by us, and the percentage of Brazilian production attributable to us, for the periods indicated:

Crude Steel Production	Brazil	CSN	CSN % of Brazil
	(in millions of tons)
2020	30.9	3.5	11.3%
2019	32.2	2.8	8.7%
2018	34.7	4.0	11.5%
Source: Brazilian Steel Institute (Instituto Aço Brasil), or IABr.

The following table presents selected operating statistics for the periods indicated:

Certain Operating Statistics
	2018(1)	2019	2020
	(in millions of tons)
Production of:
Molten Steel	4.1	2.9	3.6
Crude Steel	4.0	2.8	3.5
Hot-Rolled Coils and Sheets	4.0	3.4	3.5
Cold-Rolled Coils and Sheets	2.8	2.3	2.4
Galvanized Products	1.7	1.5	1.5
Tin Mill Products	0.5	0.4	0.4

(1)	Considering production output of Heartland Steel Processing, LLC, through May 2018. In June 2018, we sold our entire interest in Heartland Steel Processing, LLC.

Raw Materials

The main raw materials we use in our integrated steel mill include iron ore, coke, coal (from which we make coke), limestone, dolomite, aluminum, tin and zinc. In addition, our production operations consume water, gases, electricity and ancillary materials.

Iron Ore

We are able to obtain the majority of our iron ore requirements from our Casa de Pedra and Engenho mines located in the state of Minas Gerais. The only iron ore product that we buy from third parties is pellet. For more information, see “—Our Mining Segment.”

Coal

In 2020, our metallurgical coal consumption was 1.55 million tons. Metallurgical coal includes coking coal and PCI coal, which is a lower grade coal injected into blast furnaces, in pulverized form, to reduce coke consumption. The PCI system reduces our need for imported coke, thereby reducing production costs. Our total PCI coal consumption in 2020 was 0.46 million tons, all of which was imported. The sources of the hard coking coal consumed in our plants in 2020 were: United States (67.2%), Australia (19.8%), Mozambique (6.4%) and Canada (6.6%); and for PCI, Russia (100.0%).

Coke

In 2020, in addition to the approximately 0.79 million tons of coke we produced, we also consumed 1.01 million tons of coke bought from third parties in China, Japan, India and Colombia, which represented an increase of 34.9% as compared to our consumption in 2019.

Limestone and Dolomite

Our Bocaina Mine is located in the city of Arcos, in the state of Minas Gerais, and has been supplying, since the early 1970s, limestone (calcium carbonate) and dolomite (dolomitic limestone) to our Presidente Vargas Steelworks in Volta Redonda. These products are used in the process of sintering and calcination. Arcos has one of the largest and highest quality reserves of limestone in the world. Limestone is used in the production of various products, including clinker and cement.

The annual production of limestone and dolomite for our steelworks is approximately 5.3 million tons.

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

Aluminum, Zinc and Tin

Aluminum is mostly used for steelmaking. Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate. We typically purchase aluminum and tin from third-party domestic suppliers and zinc from third-party domestic and international suppliers under annual contracts. We purchase part of our tin from our subsidiary ERSA. We maintain approximately 30, 22 and 26 days’ inventory of tin, aluminum and zinc, respectively, at the Presidente Vargas Steelworks.

Other Raw Materials

In our production of steel, we consume, on an annual basis, significant amounts of spare parts, refractory bricks and lubricants, which we generally purchase from domestic suppliers.

We also consume significant amounts of oxygen, nitrogen, argon, hydrogen and other gases at the Presidente Vargas Steelworks. These gases are supplied by a third-party under a long-term contract from gas production facilities located on the Presidente Vargas Steelworks site. In 2020, we used 664,147 tons of oxygen, 661,063 tons of nitrogen, 10,724 tons of argon and 5,423 million cubic meters of hydrogen in the Presidente Vargas Steelworks site.

Water

We require large quantities of water in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool, carry waste, help produce and distribute heat and power and dilute liquids. Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda. Over 93.6% of the water used in the steelmaking process is recirculated and the balance, after careful processing, is returned to the Paraíba do Sul River. Since March 2003, the Brazilian government has imposed a monthly tax for our use of water from the Paraíba do Sul River, based on an annual fee of approximately R$3.56 million.

Natural Gas

The market for natural gas is strongly correlated with the electricity market and we consume both natural gas and electricity, mainly in our hot strip mill. Naturgy (formerly Companhia Estadual de Gás do Rio de Janeiro S.A.) is our major source of natural gas. To secure natural gas supply, we maintain a “take-or-pay” agreement with Naturgy, pursuant to which we committed to acquire at least 70% of the gas volume it provides. If we do not acquire this minimum volume, we may compensate the difference in amount paid in future years up to one year after the contract’s termination. In 2020, the Presidente Vargas Steelworks consumed 411.16 million cubic meters of natural gas.

Diesel Oil

In January 2017, we entered into agreements with Companhia Brasileira de Petróleo Ipiranga, or Ipiranga, to receive diesel oil in order to supply our equipment in our mining plants in the state of Minas Gerais, which provide the iron ore, dolomite and limestone used in our steel plant in Volta Redonda.

In 2020, our diesel oil consumption was 40,544 kiloliters, used to produce 21.9 million tons of iron ore, for which we paid R$138.9 million.

Suppliers

We acquire our inputs in Brazil and abroad. Aluminum, zinc, tin, spare parts, refractory bricks, lubricants, oxygen, nitrogen, hydrogen and argon are the main inputs we acquire in Brazil. Coal and coke are the only inputs we acquire abroad.

In 2018, 2019 and 2020, we consumed 19,477 tons, 678,118 tons and 75,971 tons, respectively, of third party slabs.

Our main raw materials suppliers are set forth below:

Main Suppliers	Raw Material

Ternium	Slabs
Contura, Kru Overseas, Vale, Warrior, Teck Coal, Arch Coal and Trafigura	Coal
CI Milpa, Sinochem and Noble	Coke
Zinco Sul, Nova Metais and Infiniti	Aluminum
Zinco Ligas, Latasa, Glencore and IBM Metais	Zinc
ERSA and Mineração Taboca	Tin
Sotreq, Minas Máquina, Komatsu, Inova and WLM	Spare parts
RHI Magnesita, Vesuvius, IBAR and Saint Gobain	Refractory bricks
Iconic, Quaker and Daido	Lubricants

Flat Steel Mill

The Presidente Vargas Steelworks, located in the city of Volta Redonda, in the state of Rio de Janeiro, began operating in 1946. It is an integrated facility covering approximately four square km and containing five coke batteries, three of which are in operation, three sinter plants, two blast furnaces, a basic oxygen furnace steel shop, with three converters, three continuous casting units, one hot strip mill, three cold strip mills, two continuous pickling lines, one continuous annealing line, 28 batch annealing furnaces, four continuous galvanizing lines, four continuous annealing lines exclusively for tin mill products, three of which are in operation, and six electrolytic tinning lines, three of which are in operation.

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

CSN Porto Real

Our CSN Porto Real branch produces and supplies plain regular galvanized, Galvanew® and tailored blanks mainly for the automotive industry. The plant has an annual capacity of 350,000 tons of galvanized products, including Galvanew® products, and 354,000 tons of tailored blanks, sheets and narrow strips, which can use cold-rolled or galvanized steel as substrate.

Companhia Metalúrgica Prada and Prada Distribuição

Established in 1936, Companhia Metalúrgica Prada is the largest Brazilian steel can manufacturer and has an annual production capacity of over one billion cans in its five industrial facilities located in the states of São Paulo, Minas Gerais, Rio de Janeiro and Rio Grande do Sul and in the city of Brasília. We are the only Brazilian producer of tin plate, which is Companhia Metalúrgica Prada’s main raw material, making it one of our most important products. Companhia Metalúrgica Prada has important customers in the food and chemical industries, including packages of vegetables, fish, dairy products, meat, aerosols, infant nutrition and other business activities.

Prada Distribuição is one of the leaders in the Brazilian distribution market for steel products with 600,000 tons per year of installed processing capacity. Prada Distribuição has two steel service centers and three distribution centers strategically located in the Southeast region of Brazil. The service centers are located in the city of Mogi das Cruzes, in the state of São Paulo, and in the city of Valença, in the state of Rio de Janeiro. Its product mix also includes sheets, slit coils, sections, tubes and roofing in standard or customized format, according to customers’ specifications. Prada Distribuição processes the entire range of products produced by us and services 4,000 customers annually from the civil construction, automotive and home appliances sectors, among others.

Lusosider Aços Planos, S.A.

Lusosider Aços Planos S.A., or Lusosider, is a flat steel processing facility located in Seixal, near Lisbon, Portugal. Lusosider has the capacity to produce approximately 105,000 tons of hot-rolled pickled coils, 36,000 tons of cold-rolled steel products and 276,000 tons of galvanized steel products per year. Its main customers include service centers and tube making industries.

CSN Distribuição

We have two service centers, one located in the city of Camaçari, in the state of Bahia, and the other in the city of Jaboatão dos Guararapes, in the state of Pernambuco, to support sales in the Northeastern and Northern regions of Brazil. We also have a distribution center in the city of Canoas, in the state of Rio Grande do Sul, to support sales in the Southern region of Brazil.

SWT Long Steel Mill

In February 2012, we acquired SWT in Germany, which marked our entry into the long steel market. SWT specializes in the production of profiles, including IPE (European I Beams) and HE (European Wide Flange Beams) sections, channels and UPE (Channels with Parallel Flanges) sections and steel sleepers. In total, SWT produces more than 200 types of sections according to different German and international standards. The following table sets forth SWT’s production:

	2018	2019	2020

Production of:
Beam Blank (Crude Steel)	871	844	812
Long Steel (Finished Products)	818	789	769

SWT possesses a 28 km internal railway system, as well as the logistics infrastructure to ensure supply of scrap and delivery of finished products. The main markets served by SWT include non-residential construction, equipment industries and engineering and transport, in Germany and in neighboring countries, including Poland and the Czech Republic.

Effective Capacity – SWT
	Tons per year	Equipment in operation
Process:
EAF – Electric Arc Furnace	1,100,000	1 furnace
Ladle Furnace	1,100,000	1 furnace
Finished Products:
Section Mill	1,000,000	1 mill

Raw Materials

The main raw material we use in our long steel production is scrap. In addition, we require electricity, natural and technical gases and ancillary materials like ferroalloys, lime, dolomite and foaming coal.

Scrap

Our scrap consumption in 2020 was 0.91 million tons, as compared to 0.94 million tons in 2019, and accounted for approximately 58% and 61% of our production costs in 2020 and 2019, respectively. We are able to obtain approximately 70% of our scrap needs from within a 250 km vicinity of our production facilities.

Ferroalloys, Lime and Foaming Coal

Because we do not own any sources of ferroalloys, lime or foaming coal, we must buy these raw materials from third party traders, most of which are located in Europe and source these raw materials from producers around the world.

Rolls

We consume different types of rolls in our rolling mill, usually cast rolls that come from Germany, Italy, Slovenia and China.

Graphite Electrodes

In the smelting shop, which is an electric arc furnace, we use graphite electrodes with a diameter of 750mm. In the ladle furnace, we use electrodes with a diameter of 400mm. We source these electrodes from Europe, Japan and China.

Other Raw Materials

Our production of steel also requires refractory materials and materials for packaging and spare parts, which are mostly purchased from domestic suppliers.

Water

Large amounts of water are required in the production process. Our source of water is the Saale River, located five km from the plant. We use our own water station to pump water via pipelines to the plant.

Electricity and Natural Gas

Steelmaking also requires significant amounts of electricity and natural gas, for which we have supply contracts. Under normal conditions, we consume approximately 446 GWh of electric energy and 411 GWh of natural gas annually.

Suppliers

We acquire the inputs necessary for the production of our products globally, with most of our main materials suppliers located in Germany, as set forth in the following table:

Main Suppliers	Raw Material

Scholz, TSR	Scrap
RWE Supply & Trading GmbH	Electric energy
Total Energie Gas GmbH	Natural gas
Refractories Site Service GmbH	Refractory
Graftec, W.A.S., SHOWA DENKO	Electrodes
Siemens, Schneider, Voith	Spare parts
Irle, Walzengießerei Coswig	Rolls

Volta Redonda Long Steel Mill

We completed a new plant mill for the production of long steel products in Volta Redonda and began assisted operations in December 2013. The Volta Redonda plant comprises a 50 ton electric arc steelmaking furnace, 50 ton ladle furnace, continuous casting machine for billets and a hot rolling mill for wire rod and reinforcing bar. This plant is operational and its production increases annually, providing the Brazilian market with products for civil construction and high quality drawing and cold heading applications. In addition to our operational performance improvements, we are developing and negotiating certain equipment enhancements that we expect will provide for nominal capacity of 383 kt/year of billets and 450 kt/year of laminates.

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

Production Output

The following table sets forth the production output of our Volta Redonda long steel mill:

Certain Operating Statistics
	2018	2019	2020
	(in thousands of tons)
Billets (Crude Steel)	203	229	223
Long Steel (Finished Products)	199	224	216

Raw Materials and Energy Suppliers

The main raw material we use in our long steel production in Volta Redonda is scrap, in addition to pig iron. We also use blooms, which we produce in our blast furnace. In addition, our production operations consume electricity, natural and technical gases and ancillary materials like ferroalloys, lime, dolomite and foaming coal. The supply sources for these materials are the same used for our flat steel operations. See “—Raw Materials and Suppliers.”

Our Mining Segment

Our mining activities are among the largest in Brazil and are mainly driven by the exploration of one of our iron ore reserves, Casa de Pedra, in the state of Minas Gerais. We sell our iron ore products mainly in Asia, Europe and Brazil with sales and marketing from Brazil and Austria.

Our Mines

Casa de Pedra Mine

Casa de Pedra is an open pit mine located in the city of Congonhas, in the state of Minas Gerais, approximately 80 km south of the city of Belo Horizonte and 360 km north of the city of Rio de Janeiro. The site is approximately 1,000 meters above sea level and accessible from the cities of Belo Horizonte or Congonhas through mostly paved roads.

Casa de Pedra mine is a hematite-rich iron deposit of an early proterozoic banded iron formation in Brazil’s “Iron Ore Quadrangle”, which is located in the central part of the state of Minas Gerais in the Southeastern region of Brazil and has been one of the most important iron producing regions in Brazil for the last 50 years. We incorporated the mine in 1941, but it has been operating since 1913.

Casa de Pedra mine supplies all of our iron ore needs, except pellets, and produces lump ore, sinter feed and pellet feed fines with high iron content. The following map illustrates the location of our Casa de Pedra mine:

Engenho Mine

Engenho mine, which began operations in 1950, is an open cast mine located in the Southeast region of the “Iron Ore Quadrangle”, 60 km from the city of Belo Horizonte, in the state of Minas Gerais. Its ore is processed in the Pires processing plant and in our unit at Casa de Pedra.

Our mining operations at Casa de Pedra and Engenho mines use hydraulic scoops and wheeled loaders to extract iron ore that is then transported by a large fleet of trucks with an installed annual run of mine capacity of approximately 120 million tons. The iron ore is then processed in our treatment stations, which have an installed capacity of 33 million tons of production per year (covering production in the central plant and production in the dry plants). We use electricity from 100% renewable sources, specifically hydroelectric sources.

Fernandinho Mine

Fernandinho mine is located in the city of Itabirito, in the Mideastern region of the state of Minas Gerais, approximately 40 km from the city of Belo Horizonte. Fernandinho mine is an open pit mine and is accessible from the cities of Belo Horizonte or Itabirito through mostly paved roads. Fernandinho mine began operations in 1950. As of the date of this annual report, Fernandinho mine is inactive.

Limestone and Dolomite Mine

Our extraction and preparation of limestone and dolomite takes place at our Bocaina mining facility located in the city of Arcos, in the state of Minas Gerais. Our Bocaina mining facility is an open pit mine and is accessible from the cities of Belo Horizonte, located approximately 230 km away, and Volta Redonda (where the Presidente Vargas Steelworks is situated), located approximately 462 km away, through paved roads.

The ore in this mine is excavated by a fleet of wheel loaders, excavators and tire tractor, and is transported by a fleet of trucks. We also maintain a fuel truck, a water truck and additional heavy equipment.

Our Bocaina mining facility has an installed annual production capacity of approximately 12.0 million tons and has sufficient limestone and dolomite reserves to adequately supply our steel production, at current levels, for approximately 36 years.

Tin Facility

We own a tin facility in Itapuã do Oeste, in the state of Rondônia, through our subsidiary ERSA. This facility has an installed annual production capacity of approximately 3,600 tons of tin, which we use substantially as a raw material to produce tin plate, a coated steel product. A small part of our tin production that is not used as raw material is sold to third parties; however, the results from these sales are insignificant in our consolidated results.

Mineral Rights and Ownership

We hold concessions to mine iron ore, limestone and dolomite. We purchase manganese in the local market. As of the date of this annual report, we own 78.2% of CSN Mineração mines and 100% of Bocaina and Santa Bárbara mines. In addition, each mine is an “open pit” mine. Iron ore extraction, crushing, screening and concentration take place in three different sites: Casa de Pedra mine and Pires beneficiation plant (both of which belong to CSN Mineração) and Fernandinho mine (which belongs to Minérios Nacional).

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

Exploration undertaken at Casa de Pedra mine is subject to mining lease restrictions, which were reflected in our iron ore reserve calculations. Quality requirements (chemical and physical) are the key “modifying factors” in the definition of ore reserves at Casa de Pedra and were properly accounted for by us.

Mineral Reserves

The following table sets forth information for each of our mines on the type of mine, period of operation, projected exhaustion date and percentage of our interest as of the date of this annual report:

Mine	Type	Operating since	Projected exhaustion date	CSN % interest
Iron:
Casa de Pedra (Congonhas, Minas Gerais)	Open pit	1913	2040	78.2
Engenho (Congonhas, Minas Gerais)	Open pit	2007	2040	78.2
Fernandinho (Itabirito, Minas Gerais)	Open pit	2007	2039	100

Limestone and Dolomite:
Bocaina (Arcos, Minas Gerais)	Open pit	1946	2057	100
Tin:
Santa Bárbara (Itapuã do Oeste, Rondônia)	Open pit	1950	2054	100

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

The following table sets forth our estimates of proven and probable reserves and other mineral deposits at our mines reflecting the results of reserve studies:

Proven and Probable Reserves(1)
Mine Name and Location	Audited Reserves		Ore Tonnage(2)		Grade(3)	Rock Type	Recoverable Product(4)
	(in millions of tons)		(in millions of tons)				(in millions of tons)
	Proven(5)	Probable(6)	Proven(5)	Probable(6)
Iron Ore:
Casa de Pedra (Congonhas, Minas Gerais)	1,043	1,662	830	1,662	41.36%	Hematite (7%) Itabirite (93%)	1,375
Engenho (Congonhas, Minas Gerais)	108	209	99	209	39.48%	Hematite (3%) Itabirite (97%)	158
Fernandinho (Itabirito, Minas Gerais)					40.21%	Itabirite (100%)
Limestone and Dolomite:
Bocaina (Arcos, Minas Gerais)	271	0.2	271	0.2	50.59% CaO 16.82% MgO	Limestone (94.74%) Dolomite (5.26%)	280

_______________________

(1)	Reserves means the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. We do not have reserve audits for the Fernandinho mine. The reserves for the Casa de Pedra and Engenho mines were audited in December 2014 and we have reduced the amount of proven reserves by our annual production since then.
(2)	Represents run of mine material.
(3)	Grade is the proportion of metal or mineral present in ore or any other host material.
(4)	Represents total product tonnage after mining and processing losses.
(5)	Means reserves for which: (i) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (ii) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
(6)	Means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

We do not have audited resources or reserves studies for our Bocaina mine, thus the resources and reserves presented in the table below were not audited by any third parties for that mine. As for our Santa Bárbara mine, we do not have reserve estimates and do not currently plan to begin campaigns to complete a study in connection with this property in light of its low materiality to our business.

The metallurgical recovery factor is the percentage of iron in the ore delivered to the processing plant that is recovered by the metallurgical process. In 2020, the metallurgical recovery factor obtained by Casa de Pedra’s concentration plant was 83.8%. In addition to the flotation plant, we have three magnetic separation plants that achieved metallurgical recovery factors of 61.5%, 93.3% and 3.8%. Since 2018, the Pires plant has operated through a dry process and its metallurgical recovery factor is 100%.

The cutoff grade is the minimum ore percentage that determines which material will be fed in the processing plant. The cutoff grade value for Casa de Pedra and Engenho mines considered in the most recent audit is 23.37%.

The prices used in the 2014 audit for the estimation of Casa de Pedra reserves are shown in the following table. As shown, the product price we assumed to estimate our reserves is based on expectations of an average long term price of US$90 per ton, considered a reasonable price for sustainable development of the iron ore market.

	Price for the three years prior to the audit			Long term average
	(US$/t)			(US$/t)
	2011	2012	2013	Assumption
Platts Iron Ore Index (62% Fe CFR China) ($/dmt)	169	130	135	90

In 2020, average iron ore prices increased 16.6% to US$108.9/dmt, from US$93.4/dmt in 2019, and in 2019, average iron ore prices increased 34.5% from US$69.5/dmt in 2018, according to the average Platts Iron Ore Index (62% Fe CFR China). For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Prices charged for iron ore are subject to volatility. International iron ore prices may decrease significantly and materially and adversely affect us or require us to suspend certain of our projects and operations.”

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

Snowden accepts as appropriate the estimates regarding proven and probable reserves made by us, totaling 2,704 million tons of iron ore, as of December 31, 2014, at a grade of 41.36% Fe and 36.46% SiO2. This estimate of our iron ore reserves at Casa de Pedra is significantly larger than our estimate of 1,631 million tons, contained in an appraisal report prepared in 2006 by Golder Associates. Over the course of the Casa de Pedra mine’s operation, we have executed several drilling campaigns. The last drilling campaign was in 2014, and we had drilled more than 92,000 meters by November 2014.

Engenho and Fernandinho Mines

In 2012, we started the same process used at Casa de Pedra to identify iron ore resources and reserves at Engenho mine in two stages. We conducted extensive work throughout 2014 to document and classify all information related to both the current and future operations of Engenho and Fernandinho mines. In 2014, we hired Snowden Group to conduct an independent analysis of the Engenho iron ore resources and reserves and Fernandinho resources. Snowden carried out a full analysis of all available information and has independently validated our reported resources and reserves.

Snowden accepts as appropriate the estimates regarding proven and probable reserves made by us, totaling 317 million tons of iron ore for Engenho (as of December 31, 2014) at a grade of 39.48% Fe and 40.01% SiO2.

After our last drilling campaign, we had drilled more than 9,000 meters by November 2014 in our Engenho mine.

Reserves and Resources Estimation

Starting in 2015, we carried out an independent probe, using the same criteria adopted by Snowden, in our Casa de Pedra and Engenho mines and, as a result (i) added 558 million tons to total reserves, as well as depletion of 224 million tons, representing estimated total reserves of 3,355 million tons; and (ii) added 463 million tons in inferred resources, which represents a total of 2,544 million tons.

In addition, as a result of the voluntary probe carried out in the Serra do Esmeril deposit, 2,000 million tons were added as estimated potential (results of exploration not yet classified as a mineral resource or reserve). We calculated this volume in October 2019, from our probes, through geological mapping of the mines and geometric position of the underlying ore at the mines located west of Esmeril. Notwithstanding the analyses and drilling campaigns that we continuously carry out, which may increase or reduce the approximate value of our resources and reserves, we estimate, based on internal studies, reports and estimates, pursuant to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves – the JORC Code methodology, that we have reserves resources and mineral inventory (estimated exploratory potential) of approximately 7,899 million tons.

The following table sets forth information on our reserves and resources as of December 31, 2020:

	2015 (Certified)(1)	(-) Depletion (internal analyses)(2)	(+) Additions (internal analyses)(2)	2020 Internal estimates
	(in millions of tons)
Total reserves (proven + probable)	3,021	(224)	558	3,355
Inferred resources	2,081	0	463	2,544
Total (reserves and resources)	5,102	(224)	1,021	5,899
Serra do Esmeril mapped inventory (estimated exploratory potential)	–	0	2,000	2,000
Total (reserves and resources) and mapped inventory	5,102	(224)	3,021	7,899

_____________

(1)	2015 Snowden Certification.
(2)	Depletion and addition information from us.

Our reserves and resources information are estimates based on currently available information, and may not represent actual production volumes in the future. We can provide no assurance that our estimates will not change or that we will be able to extract and convert all of our reserves and resources into production volumes. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Our mineral reserve and mine life may prove inaccurate, market price fluctuations and cost changes may render certain ore reserves uneconomical to mine and we may face rising extraction costs or investment requirements over time as our reserves deplete.”

Production

Casa de Pedra Mine

Casa de Pedra facilities are located in the city of Congonhas, in the state of Minas Gerais. Casa de Pedra mine is located 350 km from the Presidente Vargas Steelworks and supplies iron ore products to our steel mill, as well as for export through the Itaguaí Port. Casa de Pedra’s equipment fleet and treatment facilities have an installed annual run of mine capacity of approximately 120 million tons and 40 million tons, respectively.

Pires and Fernandinho Beneficiation Plants

Pires plant is the beneficiation plant of Congonhas Minérios. The plant receives material from Engenho mine and Casa de Pedra mine and generates final products, such as lump ore, sinter feed and concentrates.

Fernandinho plant receives material from the Fernandinho mine, located in the city of Itabirito, state of Minas Gerais, and generates sinter feed and fines as final products. In November 2017, we restarted operations in the Fernandinho plant, reclaiming the fine ore piles and producing pellet feed.

The following table sets forth the production volume of iron ore in each of our mines in the last three years:

	Production(1)
	2018	2019	2020
Casa de Pedra(2) (Mt)	23.40	27.63	16.36
Grade(3) (%)	62.5%	62.2%	61.9%
Pires(2) (Mt)	4.48	4.46	5.36
Grade (%)	61.2%	60.3%	56.9%
Fernandinho(2) (Mt)	0.65	0.61	0.68
Grade (%)	62.1%	64.7%	64.9%
_______________________
(1)	In addition to its own production, CSN Mineração also purchased iron ore from third parties. Third party purchase volumes were 7.4 million tons, 6.2 million tons and 8.6 million tons in 2018, 2019 and 2020, respectively.
(2)	Production information considers 100% of the mines.
(3)	Grade is the proportion of metal or mineral present in ore or any other host material.

The following table sets forth our consolidated sales in the periods presented:

	2018	2019	2020
Consolidated Sales (Mt)	29.59	34.89	26.94

Expanding our Mining Capacity

We believe that the next few years will be transformational for our mining subsidiary CSN Mineração, as we have projects at an advanced stage of development with a robust investment plan to finance and accelerate iron ore production. CSN Mineração’s current business plan contemplates an expansion in production capacity from 33 million tons per year as of December 31, 2020 to 108 million tons per year in 2033, assuming it is able to complete all of its planned expansion projects (not including ore purchases from third parties, but only proprietary production).

CSN Mineração has four projects under development that will be carried out gradually until 2033:

(i) Central Plant Expansion Projects (Fine Tailings Central Plant and Expansion of Central Plant): licensed brownfield expansions to accelerate the production of pellet feed at low operating costs; increase by 6.0 million tons per year, with an estimated investment of R$1.2 billion through 2023.

(ii) Dams Tailings Recovery Projects (Pires and Casa de Pedra Tailings Processing Plants): licensed brownfield expansions to generate value by recovering 180 million tons of tailings stored in dams as part of our dam de-characterization program; increase of 8.0 million tons per year, with an estimated investment of R$1.1 billion through 2025.

(iii) Itabirito Projects (Itabirito P15, Plant P4, Itabirito P28 Mascate, Conversion of the Central Plant and Itabirito P28 Esmeril): mix of brownfield expansions (P15, already with an implementation license issued, quotes of equipment in progress and start of implementation scheduled for 2021) and greenfield projects, all with known technology and competitive investment per ton for the production of premium pellet feed with low impurities and high iron content (including direct reduction pellet feed); increase of 103 million tons per year, with an estimated investment of R$22.7 billion by 2033.

(iv) TECAR Expansion Projects: brownfield investments (the 60 million tons per year phase has already been licensed) to support mining expansions in already existing areas; capacity increase in three phases (60, 84 and 130 million tons per year), with an estimated investment of R$6.3 billion through 2028.

Iron Ore Production Capacity

CSN Mineração’s recent track record includes implementation of projects with an accelerated timetable and high returns, all “on-time, on-budget and on-quality,” which shows its expertise in the development and implementation of capital projects. An example of this are (i) transformation of the tailings generated from its central plant production process into a high-quality product (66% of average iron content) by means of CMAI I and II magnetic concentrators (representing a total investment of R$134 million in 2017 and 2018), (ii) central plant expansion project under execution, which includes the projects of CMAI III, recrushing and spirals (expected to be concluded in May 2021, with estimated investments of R$317 million), and (iii) pioneering initiative to implement tailings filtering plants, the largest in the world, with stages completed in August 2018 and June 2019, representing a total investment of R$250 million and total filtering capacity of nine million tons per year, therefore enabling operations that are 100% independent of tailings dams.

CSN Mineração’s focus on project execution is based on three pillars (i) sustainability: 100% of its projects are independent of tailings dams, (ii) low execution risk: all projects use technologies already consolidated in the market and dominated by us, and (iii) return: low investment per ton for the production of premium products at competitive costs (maintaining current levels of operating expenses).

The following chart sets forth CSN Mineração’s target iron ore production capacity from 2019 to 2033 (assuming it is able to execute all development projects as currently planned):

Iron Ore Production Capacity

(in millions of tons per year)

Dams

As a pioneer in the use of technologies that result in the possibility of stacking the tailings generated in the ore production process, CSN Mineração’s production is 100% independent of tailings dams. After significant investments in recent years to increase reliability, disposal and dry stacking, 100% of CSN Mineração’s tailings go through a dry filtering process and are stacked in dedicated areas. This initiative led to expertise in this technology, enabling current production and sustainable growth without the use of tailings dams.

In addition to our focus on the quality of our products and competitive costs, the environmental impact of our operations is one of our priorities. We are a pioneer in Brazil in our commitment to eliminate the use of tailings dams from our operations. The full implementation of CSN Mineração’s tailings filtering plant allowed it to achieve this independence in January 2020, filtering and dry stacking 100% of the tailings generated from its production process.

_____________

Source: Company.

The following table sets forth certain information on the dams we operate:

Name of the Dam/Dike	Company / Entrepreneur	Main Use	Substance	Height (m)	Capacity (m³)	Construction Method	Last Certification	Risk	Impact	Status
Casa de Pedra(1)	CSN Mineração	Containment of mining tailings	Iron ore	84.00	65,374,575	Downstream	Sep/20	Low	High	Active
B4	CSN Mineração	Containment of mining tailings	Iron ore	65.00	13,001,821	Upstream	Sep/20	Low	High	Inactive
B5	CSN Mineração	Containment of mining tailings	Iron ore	41.00	5,393,580	Single stage	Sep/20	Low	Medium	Unsubscribed
Pilha da Vila II dike	CSN Mineração	Containment of mining tailings	Gravel	28.00	18,556	Single stage	Sep/20	Low	Low	Active
Bichento IIIA dike	CSN Mineração	Containment of mining tailings	Gravel	15.50	116,696	Single stage	Sep/20	Low	Low	Active
Esmeril IV dike	CSN Mineração	Containment of mining tailings	Gravel	38.55	282,079	Single stage	Sep/20	Low	High	Active
Lagarto dam	CSN Mineração	Containment of mining tailings	Gravel	14.00	210,000	Single stage	Sep/20	Low	High	Active
Poço Fundo dam	CSN Mineração	Containment of mining tailings	Gravel	5.45	12,000	Single stage	Sep/18	Low	Low	Unsubscribed
Vigia auxiliary dam	CSN Mineração	Containment of mining tailings	Iron ore	35.00	3,140,693	Upstream	Sep/20	Low	High	Inactive
B2 dam	Minérios Nacional	Containment of mining tailings	Iron ore	40.00	2,616,466	Upstream	Sep/20	Low	High	Inactive
B2 auxiliary dam(2)	Minérios Nacional	Containment of mining tailings	Iron ore	33.00	8,228,000	Upstream	Sep/20	Low	High	Inactive
Engenho dike	CSN Mineração	Containment of mining tailings	Gravel	13.00	8,821	Single stage	Sep/20	Low	Medium	Active
Vigia dam	CSN Mineração	Containment of mining tailings	Iron ore	30.00	812,901	Upstream	Sep/20	Low	High	Inactive
Ecológica 1 dam	Minérios Nacional	Containment of mining tailings	Gravel	15.00	41,000	Downstream	Sep/20	Low	High	Active
Ecológica 2 dam	Minérios Nacional	Containment of mining tailings	Gravel	6.50	104,000	Single stage	Sep/20	Low	High	Unsubscribed
B2 dam	Companhia Siderúrgica Nacional	Water storage and catchment	Dolomite	11.00	398,200	Center line	Sep/19	Low	Low	Inactive
B3 dam	Companhia Siderúrgica Nacional	Containment of limestone	Limestone	11.00	1,065,560	Single stage	Sep/19	Low	High	Inactive
PIT-01	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	14.30	4,100,000	Natural dam	Sep/19	Low	High	Active
Taboquinha 01 - Crente	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	18.00	2,941,251	Upstream	Sep/19	Low	Medium	Inactive
Taboquinha 02 - Serra Azul	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	19.00	1,983,201	Upstream	Sep/19	Low	Medium	Inactive
Taboquinha 03	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	16.00	1,708,100	Single stage	Sep/19	Medium	Medium	Inactive
Taboquinha 04	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	16.00	2,253,100	Single stage	Sep/19	Medium	Medium	Inactive
Igarapava	Aliança Geração de Energia S.A.	Hydroelectric	Water	42.10	241,840,000	Soil – concrete face rockfill	Jan/20	Low	High	Active
Itá (dam)	Engie Brasil	Hydroelectric	Water	125.00	5,100,000,000	Concrete face rockfill	Jan/20	Low	High	Active
Itá (dike 1)	Engie Brasil	Hydroelectric	Water	22.00		Compressed soil, upstream protection with riprap rock and downstream protection with grass	Jan/20
Itá (dike 2)	Engie Brasil	Hydroelectric	Water	22.00		Compressed soil, upstream protection with riprap rock and downstream protection with grass	Jan/20
Itá (dike 3)(3)	Engie Brasil	Hydroelectric	Water	29.00		Compressed soil, upstream protection with riprap rock and downstream protection with grass	Jan/20

_________________

(1)	The Casa de Pedra dam comprises B2, B3 and B6 underwater dams, flooded by its reservoir.
(2)	In regard to B2 auxiliary dam, which stability was not assured and declared in the last report, dated September 2020, Minérios Nacional clarifies that it has been meeting the works schedule regarding the structure’s stabilization, as determined by the designer and independent external audits, and has been carrying out the measures issued by the Public Prosecutor’s Office of the state of Minas Gerais, as confirmed by an expert report issued by the analyst of the Public Prosecutor’s Office.
(3)	The dam and dikes (1, 2 and 3) comprise the reservoir of Itá hydroelectric.

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

Since 2020, we no longer dispose tailings in our dams, using dry stacking to stock this material. Casa de Pedra dam is used only for water recirculation and we do not operate any active upstream tailings dams.

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

Our Logistics Segment

Our logistics segment comprises railway and port facilities.

Railways

Southeastern Railway System

MRS has a 30-year concession to operate, through 2026 and renewable for an additional period of 30 years, Brazil’s Southeastern railway system. As of December 31, 2020, we held 34.94% (or 37.27% before non-controlling interest) of MRS’s total capital. For more information, see “Item 5. Operating and Financial Review and Prospects—5E. Off-Balance Sheet Arrangements.” The Brazilian Southeastern railway system, with 1,643 km of track, serves the São Paulo – Rio de Janeiro – Belo Horizonte industrial triangle in Southeast Brazil, and links our mines located in the state of Minas Gerais to the ports located in the states of São Paulo and Rio de Janeiro and to the steel mills of CSN, Companhia Siderúrgica Paulista and Gerdau Açominas. In addition to serving other customers, the railway transports iron ore from our mines at Casa de Pedra in the state of Minas Gerais and coke and coal from Itaguaí Port in the state of Rio de Janeiro to the Presidente Vargas Steelworks and transports our exports to the ports of Itaguaí and Rio de Janeiro. The railway system connects the Presidente Vargas Steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports.

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

In 2005, we executed a letter of intent with the Brazilian government (the grantor of this concession) to enable the development of new tracks and certain other improvements of the Northeastern Railway System, in a project called “Nova Transnordestina.” The Nova Transnordestina project discussions resulted in the execution, in 2013 and 2014, of a TAC that settled all claims of non-compliance by us with the original concession agreement until 2012, and multiple agreements, including an investment agreement (discussed below) and a new concession, pursuant to which we were granted the right to develop and operate new tracks and the Northeastern Railway System management was divided in two sub-railway systems:

•	Northeastern Railway System I, which is in operation by our subsidiary FTL, encompasses the RFFSA network, covering the stretches between the cities of São Luís – Altos, Altos – Fortaleza, Fortaleza – Souza, Souza – Recife/Jorge Lins, Recife/Jorge Lins – Salgueiro, Jorge Lins – Propriá, Paula Cavalcanti – Cabedelo and Itabaiana – Macau, with 4,238 km of railways, of which 1,191 km are operational, and we are negotiating with the National Agency for Ground Transportation (Agência Nacional de Transportes Terrestres), or ANTT, to return the remainder. As of December 31, 2020, we held 92.38% of the capital stock of FTL and its concession extends until 2027, renewable for an additional 30 years. As of December 31, 2020, R$76.5 million in concession payments were outstanding over the remaining seven years of the concession.
•	Northeastern Railway System II, which is under construction by our jointly controlled investee TLSA, will encompass the new network, covering the stretches between the cities of Eliseu Martins – Trindade, Trindade – Salgueiro, Salgueiro – Porto Suape, Salgueiro – Missão Velha and Missão Velha – Porto de Pecém, with an expected extension of 1,753 km that will connect the interior of Northeast Brazil to Pecém and Suape Ports. As of December 31, 2020, we held 47.26% of the capital stock of TLSA and its concession extends until the earlier of 2057 or the date when TLSA reaches a rate of annual return of 6.75% of its invested capital.

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

The TLSA Investment Agreement also provides for indicative terms and conditions, including amounts, under which the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, agreed to provide long-term financing for the completion of Northeastern Railway System II. Although we have received indicative terms, the financing is subject to several conditions, including the satisfactory completion of internal and credit approval processes by lenders. If any of the conditions are not met, including final credit approval by the lenders in terms and costs reasonable to us, we may not be able to obtain the financing. The other long-term financing from FDNE and the Constitutional Financing Fund of the Northeast (Fundo Constitucional de Financiamento do Nordeste), or FNE, has already been received by TLSA.

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

The ANTTs’ decisions does not take immediate effect and will only take effect once they have been considered and decreed by the President of Brazil, as well as decided in all final instances. For more information, see “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings—Northeastern Railway System Proceedings.”

Port Facilities

Solid Bulks Terminal

We operate an integrated and modern logistics structure. Part of this structure includes the operation of TECAR through a concession renewed in 2015 and expiring in 2047.

TECAR is connected to road and rail systems across Southeastern Brazil and is one of the four port terminals that make up the Port of Itaguaí facilities. With a strategic location and a total area of 740,761 m², the terminal consists of a concrete molded berthing pier superposed on jacketed stilts connected to the mainland by an access bridge perpendicular to the berthing pier. Its backyard includes conveyor belts, an internal road system, bulk storage yards and a railway looping, as well as industrial and administrative facilities.

Container Terminal

We indirectly own 100% of TECON, which has a concession to operate the container terminal at Itaguaí Port for a 25-year term expiring in 2026, which is renewable for an additional 25 years. As of December 31, 2020, approximately R$217 million of the cost of the concession was outstanding and payable over the remaining five years of the concession.

The Itaguaí Port is located in Brazil’s Southeast region, with all major exporting and importing areas in the states of São Paulo, Minas Gerais and Rio de Janeiro within 500 km. In 2018, this area represented 53% of the Brazilian GDP, according to the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística), or the IBGE.

Favorable natural conditions, like natural deep waters and a low urbanization rate around the Port of Itaguaí, allow large vessels to operate and also allow for highly competitive prices for services rendered. After TECON’s investments in infrastructure and equipment, which increased our capacity to 440,000 containers (660,000 TEUs) per year, new improvements were achieved in 2019 and 2020, which will increase the terminal’s service level and productivity, including maritime access and berths achieving certification for 15.4 meters in draft, including tides, which is the deepest in the East coast of South America, as well as the acquisition of new equipment (nine rubber tyred gantry cranes). In 2020, we continued to invest in updating our operating facilities and complying with regulatory requirements.

In 2021, the recently acquired nine rubber tyred gantry cranes will be assembled, with a delivery forecast in early 2022, and 20,000 m² of yard area will be paved to enable the storage of new cargo. TECON will keep investing in the project expansion in order to increase its capacity by approximately 40%, which would make it one of the largest port terminals in Brazil, with a nominal capacity of 1,000,000 TEUs per year. This expansion project, which is under discussion with regulatory agencies, includes a quay extension of 273 meters, with a total resulting length of 1,083 meters, acquisition of two new gantry cranes (ship-to-shore) for larger container carriers, acquisition of additional yard civil works and equipment, and dredging of the access channel and maneuvering basin.

In 2020, TECON moved 154,000 containers, 457,000 tons of steel products, 122,000 tons of general cargo and 1,435,000 tons of solid bulk, as compared to 161,000 containers, 423,000 tons of steel products, 205,000 tons of general cargo and 626,000 tons of solid bulk, as well as 1,700 vehicles, in 2019. The decrease in the container volume in 2020 is mainly due to the economic crisis generated by the COVID-19 global pandemic, which mainly impacted Asian imports handled by TECON. In order to mitigate the effects of this decrease in container volume in 2020, TECON sought new markets and began operating sugar shipments, as well as new bulk, and increasing the volume of other cargo also handled in 2019, including solid bulk, limestone, clay, ore pellets, gypsum, dolomite and large general cargo projects.

Our Cement Segment

Our cement segment comprises a cement plant in Volta Redonda, in the state of Rio de Janeiro, and in Arcos, in the state of Minas Gerais. In January 2021, we completed a drop-down of our cement segment, comprising all its assets and liabilities, to our subsidiary CSN Cimentos S.A.

Production

Our cement production takes place at Volta Redonda and Arcos and begins with the influx of raw materials comprising clinker, limestone, gypsum and slag. Clinker is produced in our plant in Arcos, where limestone, clay and other correctives such as iron ore and bauxite are ground in a raw mill and calcined inside the kiln. Clinker and limestone are stored in silos and warehouses and come in part from Arcos to Volta Redonda by rail. Slag is a by-product of iron and steel, produced in the blast furnace and stored in a warehouse, arriving at our cement plant by road. We use natural gypsum, which arrives at the plant by truck and is stored in a warehouse.

All transportation of raw materials within the plant is carried out by conveyor belts, placing inputs in scales according to a predefined formula and delivering them to the mills. There are two grinding lines in each of Volta Redonda and Arcos, resulting in an annual plant capacity of 2.4 million tons of cement in Volta Redonda and 2.3 million tons of cement in Arcos. The mill has a hydraulic roller system, which uses pressure to grind the layer of material on the turntable. In Volta Redonda, hot gas, derived from the combustion of natural gas or petroleum coke, is used in the mills to dry materials.

The types of cement we produce are: CP III-40 RS, CP II-E-32, CP II-E-40 and CP II-F 32 in bagged and bulk forms. Our Volta Redonda plant has four silos, two of them with 10,000 tons of capacity and two with 5,000 tons of capacity. Our Arcos plant has a silo with seven chambers and 28,000 tons of total capacity. Cement can be shipped in bagged and bulk forms.

Our Energy Segment

Our energy segment comprises our generation plants, which support reduction of our production costs and exposure to fluctuations or availability of certain energy sources. Following is an overview of our energy segment related assets.

Thermoelectric Co-Generation Power Plant

We completed the construction of a 235 MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks in December 1999. Aside from operational improvements, the power plant supplies our strip mills with electric energy, processed steam and forced air from the blast furnaces, benefiting the surrounding environment through the elimination of flares that burn steel-processing gases into the atmosphere. In addition, we installed a new turbine generator in 2014, which added 21 MW to our existing installed capacity. This turbine is located near our blast furnace no. 3, and uses the outlet gases from the iron making process to generate electricity.

Itá Hydroelectric Facility

We and Engie Brasil each own 48.75% of ITASA, a special-purpose company formed to own and operate, under a 30-year concession granted in 2000, 60.5% of the Itá hydroelectric facility on the Uruguay River in Southern Brazil. Itambé owns the remaining 2.5% of ITASA. Engie Brasil directly owns the remaining 39.5% of the Itá hydroelectric facility, which has an installed capacity of 1,450 MW.

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

Our sales approach involves establishing brand loyalty and achieving a reputation for quality products by developing relationships with our customers, focusing on their specific needs and providing tailor-made solutions.

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

Sales by Geographic Region

In 2020, we sold steel products to customers in Brazil and in 21 other countries. The fluctuations in the portion of total sales assigned to domestic and international markets, which are presented in the table below, reflect our ability to adjust our sales in light of variations in the domestic and international markets, as well as domestic and international steel demand and prices.

The two main export markets for our products are Europe and North America, representing approximately 42% and 44%, respectively, of our export sales volume in 2020.

Sales of All Steel Products by Destination
(in thousands of tons and millions of R$)
	2018				2019				2020
	Tons	% of Total	Net Operating Revenues	% of Total	Tons	% of Total	Net Operating Revenues	% of Total	Tons	% of Total	Net Operating Revenues	% of Total
Brazil	3,327	66%	10,328	66%	3,151	70%	10,028	72%	3,204	69%	11,721	71%
Export	1,742	34%	5,306	34%	1,374	30%	3,921	28%	1,447	31%	4,882	29%
Total	5,069	100%	15,634	100%	4,525	100%	13,949	100%	4,651	100%	16,603	100%
Exports by Region
Asia	13	1%	41	1%	1	0%	3	0%		0%	-	0%
North America(1)	393	23%	1,472	28%	205	15%	768	20%	221	15%	922	19%
Latin America	113	6%	370	7%	44	3%	169	4%	73	5%	328	7%
Europe	1,207	69%	3,365	63%	1,124	82%	2,977	76%	1,152	80%	3,627	74%
All Others	16	1%	58	1%	0	0%	5	0%	1	0%	4	0%
_______________________
(1)	Sales to Mexico are included in North America.

Sales by Product

The following table sets forth our sales breakdown by product in Brazil in the periods indicated:

CSN Domestic Sales Breakdown	2018	2019	2020
Hot-Rolled Products	34%	35%	33%
Cold-Rolled Products	19%	18%	18%
Galvanized Products	33%	31%	31%
Tin Plates Products	8%	9%	10%
Long Steel	6%	7%	7%

Sales by Industry

We sell our steel products to manufacturers in several industries. The following table sets forth our breakdown by market segment of domestic volume shipped in the periods indicated:

Sales Breakdown	2018	2019	2020
	(in percentages of total domestic volume shipped)
Distribution Network	36%	37%	36%
Industrial	13%	11%	16%
Packaging	9%	10%	11%
Automotive	17%	16%	10%
Home Appliances	10%	9%	10%
Construction	14%	17%	18%

We believe we have a particularly strong domestic and export position in the sale of tin plates products used for packaging in Latin America. Our customers for these products include some of the world’s largest food processing companies, as well as many small and medium-sized entities. We also maintain a strong position in the sale of galvanized products for use in the automobile manufacturing, construction and home appliance industries in Brazil and abroad, supplied by CSN Porto Real and CSN Paraná. No single customer accounts for more than 10% of our net operating revenues.

For further information on steel sales, see “Item 5. Operating and Financial Review and Projects—5A. Operating Results—Overview—Steel Market—Product Mix and Prices” and “—Results of Operations—Year 2020 Compared to Year 2019—Net Operating Revenues.”

Seasonality

Although steel demand is stronger in the second quarter of each year and weaker in the last quarter, our production is continuous throughout the year.

Long Steel – SWT

Our long steel products are sold both in Germany (approximately 30%) and other countries, mainly in Europe (approximately 60%), for use in industrial, infrastructure, civil construction and engineering industries.

Our sales approach is to establish brand loyalty and to maintain our reputation of high quality products and excellent delivery performance by developing long term relationships with our customers. SWT focuses on meeting specific customer needs, developing solutions for both low temperature and high temperature resistant applications, as well as optimized section shapes for special applications.

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

SWT does not possess its own distribution network, instead cooperating with the big steel distributors and traders in Europe and other countries. All of our sales are on an order-by-order basis. The delivery time is related to the logistics chain and varies between two to six weeks depending on the relevant Incoterms and section type. As a result, our production levels closely reflect our order log book status. We forecast sales trends in both the European and export markets based on the historical data available from the last two years and the general economic outlook for the near future. We believe that our presence in the export market outside of Europe gives us more flexibility to optimize production and maximize our profitability.

Sections are not sold based on uniform pricing in Europe, as wide differences exist in terms of size, quality and specifications. In general, exports are priced based on international spot prices of steel at the time of sale in U.S. dollars or euros, depending on the destination. Sales are normally paid within 30 days and, in the case of exports, usually backed by a letter of credit and an insurance policy. SWT’s businesses are 100% covered by Euler Hermes risk insurance, a bank guarantee or a letter of credit. Sales are made primarily on cost and freight terms.

Long Steel – Volta Redonda

In 2013, we started the production of long steel in Volta Redonda. This plant has production capacity of 500 kt/year when fully operational, providing the domestic market with products for civil and industrial construction.

Divided in wire rod, rebar CSN 50 and rebar CSN 25, we developed our products using high technology and in accordance with the highest quality and sustainability standards.

Our commercial team has its own sales force dedicated to meet all the needs of the long steel market: small customers as well as large wholesalers. We count with strategically located distribution centers to deliver our products throughout Brazil. In order to provide a wide range of products for the civil construction segment, we include in our product portfolio, in addition to cement and structural section products derived from flat steel, products such as tiles and tubes, among others.

Iron Ore

Iron ore products are commercialized by our teams located in Brazil, Portugal and Hong Kong. These three marketing units allow us to maintain close relations with our customers worldwide, understand the environment where they operate, monitor their requirements and provide all necessary assistance in a short period of time. Market intelligence analysis, planning and administration of sales are handled from Brazil by the staff in our São Paulo office, while our domestic sales team is located at Casa de Pedra mine, in the state of Minas Gerais.

We supply our iron ore to the steel industry, and our main destinations are Brazil, Europe and Asia. Prevailing and expected levels of demand for steel products directly affect demand for iron ore. Demand for steel products is correlated to many factors, including GDP, global manufacturing production, urbanization, construction and infrastructure spending.

We believe our competitiveness has been improved by our customer service and market intelligence. It is paramount for us to have a clear understanding of our customers’ businesses in order to address their needs, surpass their expectations and build long-term relationships. We have a customer-oriented marketing policy and specialized local personnel in direct contact with our customers in order to help determine the product mix that best suits each particular customer.

We first entered the international iron ore market in February 2007, upon completion of the first phase of the expansion of our coal seaport terminal in Itaguaí, in the state of Rio de Janeiro, which enabled us to handle and export iron ore and to load from our own facilities the first shipment of our iron ore products.

In 2020, our iron ore sales reached 31.1 million tons, of which 26.9 million tons were sales to third parties and 4.2 million tons were sales to our steel mills, which represents a decrease of 19.2% compared to 2019. Total mining net revenue increased 26.5% in 2020, due to higher prices. The share of mining segment revenue in our total net revenue increased from 39.4% in 2019 to 42.1% in 2020.

In 2020, 58.8% of our iron ore export sales went to the Asian market, mainly China, and 29.1% were sold in the European market. Of our total sales volume to third parties, 91% were sinter feed, 8% lump ore and less than 1% pellet feed.

As global iron ore markets are highly competitive, we focus on our flexibility, reliability and efficient manner of supplying iron ore to the world market.

Through our marketing offices, we have long-term relationships with most players in the steel industry in China, Japan, Taiwan, South Korea, Europe and Brazil.

Cement

We have a diverse customer base of approximately 20,000 customers, including construction material stores, home centers, concrete producers, construction companies, mortar industries and cement artifact producers.

The focus of our cement sales strategy is on the retail segment, in which we have a strong presence in sales points where we reinforce the quality of our product to final customers. The retail segment operates with a low level of inventory and a significant percentage of repurchase, which highlights the competitive advantage of our distribution centers.

Insurance

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

We also have an insurance policy covering the operational risks, material damages and loss of profits of the following operations and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and TECON. We annually renew this policy with domestic and foreign insurers and reinsurers. Our current outstanding policy provides for limited indemnity of US$600 million (for an insured value of US$10.2 billion) and a deductible of US$385 million for material damages and 45 days to loss of profits.

The coverage obtained in our insurance policies may not be sufficient to cover all risks or the extent of the risks we are exposed to. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Our insurance policies may not be sufficient to cover all our losses.”

Intellectual Property

We maintain a dedicated team to manage our intellectual property portfolio, which include trademarks, patents, know-how, trade secrets and industrial designs. This team ensures adequate protection for our intellectual assets, the pursuit of best knowledge management practices and explores the possibility of new business generation through technology transfer agreements, among others.

Our intellectual property team also supports our open innovation agenda by designing the legal framework needed for cooperation agreements with external partners like universities and research institutes, which is essential to enhance our knowledge generation, foster technical cooperation for the development of new, improved and more sustainable processes, products and operations.

Competition in the Steel Industry

Both the worldwide and the Brazilian steel markets are intensely competitive. The primary competitive factors in these markets are quality, price, payment terms and customer service. Further, continuous advances in materials, sciences and resulting technologies have given rise to improvements in products such as plastics, aluminum, ceramics, glass and concrete, permitting them to serve as substitutes for steel for certain purposes.

Competition in the Brazilian Steel Industry

The following table sets forth the production of crude steel by Brazilian companies in the periods indicated:

	2017	2018	2019

	Production	Production	Production
	(in millions of tons)
Gerdau	6.9	6.6	6.3
Usiminas	3.0	3.0	3.3
ArcelorMittal Tubarão	7.1	7.0	6.3
CSN	4.4	4.1	3.0
ArcelorMittal Aços Longos	2.9	3.1	2.9
CSA	4.5	4.6	4.4
Others	5.9	7.0	6.4
Total	34.7	35.4	32.6
Source: IABr

_______________________

* 2020 data was not available as of the date of this annual report.

Competition in the Global Steel Industry

In 2020, Brazil maintained its place as the largest producer of crude steel in South America, with a production output of 31 million tons and a 1.7% share of total global production, according to data from the World Steel Association, or WSA. In 2020, Brazil maintained the ninth position in the global steel production ranking, accounting for 81% of total production in South America.

We compete on a global basis with the world’s leading steel manufacturers. We have positioned ourselves in the world market with a product mix characterized by high margins and strong demand, such as tin plate and galvanized products. We have relatively low-cost and sufficient availability of labor and energy, and own high-grade iron ore reserves. These global market advantages are partially offset by costs of transporting steel throughout the world, usually by ship. Shipping costs, while helping to protect our domestic market, put pressure on our export price. To maintain our position in the world steel market in light of the highly competitive international environment with respect to price, our product quality and customer service must be maintained at a high level. See “Item 4B. Business Overview—Regulatory Matters—Protectionist Measures” for a description of protectionist measures adopted by steel-importing countries that could adversely affect our competitive position in the global steel industry.

Competitive Advantages of the Brazilian Steel Industry

Brazil’s principal competitive advantages are its abundant supply of low-cost, high-grade iron ore and energy resources. Brazil also benefits from a vast internal market with a large growth potential; a privatized industry making investments in plant and equipment; and deep-water ports allowing the operation of large ships, which facilitates access to export markets.

According to the IBGE, Brazil’s GDP grew by 1.0% in 2017, 1.1% in 2018 and 1.1% in 2019, following an economic recession in 2015 and 2016. This improvement in the Brazilian macroeconomic scenario provided for recovery of domestic market demand and, in parallel, price readjustments aligned with the strong international market. In 2020, as a result of developments relating to the COVID-19 pandemic, Brazil’s GDP contracted 4.1%.

Regulatory Matters

Environmental Regulation

We are subject to Brazilian federal, state and municipal environmental laws and regulations governing air emissions, waste water discharges, solid and hazardous waste handling and disposal, wildlife management, forest maintenance, dangerous products transportation and preservation of traditional communities. We are committed to controlling the substantial environmental impact caused by our steelmaking, mining, cement and logistics operations, in accordance with international standards and in compliance with environmental laws and regulations in Brazil. We believe we are in material compliance with applicable environmental requirements. While the Brazilian government has authority to promulgate environmental regulations setting forth minimum standards of environmental protection, state and local governments have the power to enact more stringent environmental regulations.

We are subject to regulation and supervision by the Brazilian Ministry of Environment, CONAMA, which is the federal body responsible for enacting technical regulations and environmental protection standards, and by the Brazilian Institute of Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis – IBAMA), which is responsible for enforcing environmental laws at the federal level. The environmental regulations of the state of Rio de Janeiro, in which the Presidente Vargas Steelworks is located, are enforced by the state government of Rio de Janeiro and the municipality of Volta Redonda, and supervised by INEA and Volta Redonda’s Environment Municipal Secretary. In the state of Minas Gerais, where our main mining operations are located, we are subject to regulations and supervision by the Environmental Policy Council (Conselho Estadual de Política Ambiental – COPAM), the Regional Superintendent of Environment and Sustainable Development (Superintendência Regional de Meio Ambiente – SUPRAM), the Superintendency of Priority Projects (Superintendência de Projetos Prioritários – SUPPRI), the Water Management Institute of Minas Gerais (Instituto Mineiro de Gestão das Águas – IGAM), the State Forestry Institute (Instituto Estadual de Florestas – IEF) and the State Environmental Foundation (Fundação Estadual do Meio Ambiente – FEAM), which are the competent bodies of the Secretary of State for the Environment and Sustainable Development of Minas Gerais (Secretaria de Estado de Meio Ambiente e Desenvolvimento Sustentável – SEMAD), and the Municipal Secretariats of the Environment of Congonhas and Belo Vale. Specific goals and standards are established in operating permits or environmental accords issued to each company or plant. These specific operational conditions complement the standards and regulations of general applicability and are required to be observed throughout the duration of the permit or accord. The terms of such operating permits are subject to change and are likely to become stricter. All of our facilities currently have or are in the process of obtaining or renewing their operating permits.

Considering the current mining environment in Brazil following recent accidents of other mining companies in the cities of Mariana and Brumadinho, in the state of Minas Gerais, involving the breaking of upstream mining dams, changes in applicable laws or regulations could require us to modify our technologies and operations and to make unexpected capital expenditures. Capital expenditures that we have already made may not generate the returns we expected, if any. In addition, new or more stringent environmental licensing requirements for our project operations, specifically for our dams, could be imposed on us and we may encounter delays in obtaining environmental or other operating licenses, or not be able to obtain or renew them. These events and additional costs may have a negative impact on us and the return from our projects and may render certain projects economically or otherwise unfeasible. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Our activities depend on authorizations, concessions, licenses and permits and changes in applicable laws, regulations or government measures could adversely affect us” and “—We are subject to environmental, health and safety incidents and current, new or more stringent regulations may result in liability exposure and increased capital expenditures.”

ESG – Environmental, Social and Governance Matters

We are committed to enhance the sustainability of our businesses and to do so ethically, transparently and through continuous improvement in our management mechanisms to protect the environment and prevent the occurrence of pollution and accidents. Our initiatives consider all applicable laws and regulations and include employee training so as to foster a common vision of sustainable development and social responsibility.

We actively invest in sustainability initiatives, which we believe decreases our exposure to the risks inherent in our business activities, presents opportunities to enhance our processes and responds to the demands of an increasingly ESG-concerned market. These investments include processes and equipment that offer modern and reliable technologies for monitoring and control of environmental risks.

Since 2020, we have been reviewing studies from leading ESG advisors and index providers (such as ISS, Sustainalytics, MSCI, S&P Global, FTSE4Good Index and the B3’s Corporate Sustainability Index, among others), and identified our main ESG gaps, which we have ranked and delegated internally to areas that will collaborate in the development of action plans to address them. We also plan to align to ICMM’s guidelines and expect to perform a climate-related financial analysis, according to TCFD’s framework.

In addition, we have consulted our main stakeholders in order to determine the priority environmental, social and governance matters to consider in our sustainability strategy. We disclosed these in our Integrated Report 2018/2019 GRI Standards as the basis for our ESG initiatives and made this information available on our newly launched ESG website.

In 2020, we promoted our first “ESG Week”, which included the participation of external guests to discuss leading environmental, social and governance matters. Members of the CSN Foundation, Global Compact Representatives and our executives discussed ESG trends and opportunities, as well as our key role in the global ESG movement.

Following is an overview of our main ESG initiatives in 2020:

Environmental Matters

We continuously seek to transform natural resources into sources of economic prosperity through sustainable projects. In 2020, we continued our sustainability initiatives to mitigate and offset the impacts of our activities by allocating R$420.5 million to environmental initiatives (as compared to R$400.0 million in 2019). Our investments in environmental sustainability in 2020 were mainly related to: (i) operation, maintenance and retrofitting of environmental control equipment; (ii) development of environmental studies for permit applications; and (iii) our environmental team, environmental management system and environmental compliance programs.

In 2020, we published our integrated sustainability and health, safety and environment policy.

In addition, on an ongoing basis, we develop environmental education projects to promote understanding and appreciation of Brazil’s historical and natural heritage, especially in the Arcos and CSN Mineração plants in the state of Minas Gerais. To reaffirm our commitment to the transformation of values and attitudes through new habits and knowledge, we launched an environmental education program, managed by the CSN Foundation, that uses art as a dialogue about the environment. Our environmental management system was implemented in accordance with ISO 14001: 2015, certified by an independent international body and accredited by INMETRO, in Casa de Pedra mine (Congonhas, MG), Presidente Vargas Steelworks (Volta Redonda, RJ), Porto Real (Porto Real, RJ), Bocaina Mine (Arcos, MG), CSN Paraná (Araucária, PR), TECON (Sepetiba, RJ) and Prada Distribuição (Mogi das Cruzes, SP). We seek to have all cement plants and our TECAR port certified in 2021 in accordance with ISO 14.001: 2015.

Climate Change

Since 2010, we have conducted an inventory of greenhouse gas emissions following the guidelines of the GHG Protocol. We have aimed to optimize our carbon management, risk mitigation and adaptation to climate change and, in 2020, for the sixth consecutive year, we received GHG Protocol’s Golden Seal for reporting emissions from all our units and submitting them to external verification. Our goal is to reduce the intensity of GHG emissions (tCO2e/ton of production) from scopes 1 and 2 by 10% by 2030 at CSN Mineração, Presidente Vargas Steelworks and CSN Cimentos.

In addition, we annually report to the climate change module of the Carbon Disclosure Project and our score was recently upgraded from D to C. In 2020, we also joined the Climate Action Platform at the United Nations Global Compact.

Water Resources

Water is one of the main inputs for our production processes, especially in our steel and mining segments. In 2020, with the introduction of new technology for filtering and dry stacking of tailings, we managed to reduce by 32% the consumption of water by CSN Mineração’s central mineral processing plant. Our goal is to reduce CSN Mineração’s total water consumption by 10% per ton of ore produced by 2030.

Presidente Vargas Steelworks has a water reuse rate of at least 94% and is the only steelmaking unit in Brazil to conduct a water footprint analysis. Based on risk assessment methodologies of the World Wildlife Fund’s Water Risk Filter and the World Resources Institute’s Aqueduct, we began analysis of our exposure to water risks, considering our processes and nearby watersheds.

Materials

In our integrated sustainability and health, safety and environment policy, we set forth the importance of our environmental management through principles to reduce, reuse and recycle materials in our processes in order to optimize the use of natural resources. For example, 100% of blast furnace slag is reused in the production of cement and our long steel unit uses 100% metal scrap in its production.

Biodiversity

We contribute to the protection of 68 thousand hectares of natural areas representing, in the aggregate, approximately three times the area occupied by our operations. In addition, for more than 15 years we have carried out programs for monitoring fauna and flora in the areas impacted by our operations. In 2019-2020, we donated 100,000 seedlings to foster expanded natural resources.

Tailings Dams

Our environmental guidelines and management include monitoring of our tailings dams, which are inactive and subject to our ongoing decommissioning or decharacterization plan. On an annual basis, all of our tailings dams are audited by independent audit companies, in accordance with technical standards and relevant legislation. For more information on the dams we operate, see “—Our Mining Segment—Dams.”

We have been a global leader in the mining industry in mining waste management, having invested approximately R$400 million in technologies to reduce tailings deposits and, since 2020, we no longer dispose tailings in our dams, using dry stacking to stock this material. Casa de Pedra dam is used only for water recirculation and we do not operate any active upstream tailings dams.

In 2020, we also finalized the decharacterization of our first tailings dam, the B5 Dam. In 2021, we will continue to advance in the decharacterization of CSN Mineração’s remaining tailings dams. Our tailings dams are at the zero emergency level according to the ANM, and hold declarations of stability issued by the ANM.

Social Matters

Human Rights

In 2020, we became a signatory of the Global Compact, pursuant to which we committed to abide by its principles to support and respect the protection of internationally proclaimed human rights and make sure to not be complicit in human rights abuses.

Gender Balance

We promote a zero-tolerance commitment to any type of discrimination, as set forth in our Code of Ethics. We believe that an inclusive and diverse environment is critical to stimulate innovation and guarantee the continuity of our business. We also believe that an inclusive approach is essential to eliminate barriers in hiring and retaining women employees and executives and to reap the improved performance from gender diversity. In 2020, we set the bold target to double our female workforce by 2025, from 14% to 28%.

Local Communities

In 2020, CSN Foundation invested R$52.4 million in 90 initiatives, of which R$50.5 million were funds raised and R$1.9 million were from our own resources. From 2003 to 2020, we have invested, from our own resources, an aggregate of R$287.0 million in the areas of culture, sports and health, directed to children, adolescents and the elderly.

Safety and Health

Safety is a top priority and, in 2020, we achieved our lowest frequency rate of accidents with or without leave. There were 2.46 accidents / million man-hours, which represents a decrease of 19% as compared to 2019 (our goal was to decrease the accident rate by 10% annually). This was our lowest accident rate since 2013 and the highest percentage of reduction since we began compiling data in 2014.

With regards to occupational health, in 2020, we concentrated our efforts in implementing measures to prevent the spread of COVID-19 among our workforce and communities. We established a dedicated committee to deliberate on COVID-19 matters and we promptly adopted all recommended protocols by donating masks, hand sanitizers and cleaning products; reinforcing hygiene practices in our work areas; testing employees when applicable; and adopting remote work arrangements for individuals in risk groups. These measures have demonstrated our commitment to the well-being of our employees and communities.

Governance Matters

We continuously seek to develop mechanisms that improve our governance. In 2020, we instituted a sustainability, environment, health and safety executive department, which reports directly to our chief executive officer and focuses on implementing consistent governance throughout our group. Our new department also seeks to realize synergies with the CSN Foundation and with our financial and legal areas.

In addition, at the end of 2020, we committed to the establishment of an ESG committee, which has been in place since February 2021 and is an advisory committee to our board of directors.

Compliance

We adopted a Code of Ethics in 1998, reinforcing our ethical standards and the values that apply to all of our employees, including executive officers and directors. Instances of non-compliance with our Code of Ethics or with other policies, whether by employees, executive officers, directors, suppliers or service providers, are subject to disciplinary measures, ranging from verbal or written warnings to suspension or dismissal or, in the case of third parties, termination of the relationship. We maintain a whistleblower channel for reports of suspected instances of non-compliance with our Code of Ethics or with other policies.

For more information on our Code of Ethics, see “Item 16. Reserved—16B. Code of Ethics.”

Mining Regulation

Under the Brazilian Federal Constitution of 1988, or the Brazilian Constitution, all mineral resources in Brazil belong to the federal government. The Brazilian Constitution, the Brazilian Mining Code (Código de Mineração) enacted through Decree Law 227/1967, or the Mining Code, and mining regulations enacted through Decree 9,406/2018 impose various regulatory restrictions on mining companies relating to, among other things:

•	manner in which mineral deposits must be exploited;
•	health and safety of workers and the safety of residential areas located near mining operations;
•	protection and restoration of the environment;
•	prevention of pollution; and
•	support of local communities where mines are located.

The Mining Code also imposes certain notifications and reporting requirements.

Mining companies in Brazil can only prospect and mine pursuant to prospecting authorizations or mining concessions granted by the ANM. The ANM grants prospecting authorizations to a requesting party for an initial period of one to three years. These authorizations are renewable at the ANM’s discretion, provided that the requesting party is able to show that the renewal is necessary for proper conclusion of prospecting activities. Upon completion of prospecting activities and geological exploration at the site, the holder of the prospecting authorization must submit a final report to the ANM. If the geological exploration reveals the existence of a mineral deposit that is technically and economically exploitable, the grantee has one year (which the ANM may extend) from approval of the report by the ANM to apply for a mining concession by submitting an economic exploitation plan or to transfer its right to apply for a mining concession to an unrelated party. When a mining concession is granted, the holder of such mining concession must begin on-site mining activities within six months. The ANM grants mining concessions for an indeterminate period of time lasting until the exhaustion of the mineral deposit. After extraction, the mineral products that are specified in the concession belong to the holder of the concession. With the prior approval of the ANM, the holder of a mining concession can transfer it to an unrelated party that is qualified to own concessions. Under certain circumstances, mining concessions may be challenged by unrelated parties.

After accidents involving the breaking of upstream mining dams operated by other mining companies in the cities of Mariana and Brumadinho in the state of Minas Gerais, the ANM and Brazilian environmental regulatory authorities have applied more stringent environmental licensing requirements for mining project operations, specifically for dams. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Our activities depend on authorizations, concessions, licenses and permits and changes in applicable laws, regulations or government measures could adversely affect us” and “—We are subject to environmental, health and safety incidents and current, new or more stringent regulations may result in liability exposure and increased capital expenditures.”

Mining Concessions

We operate our iron ore mining activities at Casa de Pedra mine under a mining concession known as Manifesto de Mina under Brazilian regulations, which gives us the right to extract the iron ore deposits existing within our property limits. Our iron ore mining activities at Engenho and Fernandinho mines are based on a concession by the Ministry of Mines and Energy, which grants us the right to exploit mineral resources from the mine for an indeterminate period of time lasting until the exhaustion of the mineral deposit. Our limestone and dolomite mining activities at Bocaina mine and our tin mining activities at Ariquemes (ERSA mine) are based on concessions under similar conditions.

The Manifesto de Mina for Casa de Pedra mine and the Engenho mining concession are held by CSN Mineração, while the Fernandinho mining concession and the mining rights of Cayman and Pedras Pretas are held by Minérios Nacional.

For further information on our concessions, see “—4D. Property, Plant and Equipment.”

Mineral Rights and Ownership

Our mineral rights for Casa de Pedra mine include the mining concession, a beneficiation plant, roads, a loading yard and a railway branch, and are duly registered with the ANM. We have also been granted by the ANM easements in 19 mine areas located in the surrounding region. These areas are needed to expand our operations and as operating support areas. In addition, we have obtained and are in compliance with all environmental licenses and authorizations for our operations and projects at Casa de Pedra mine.

Quality requirements (chemical and physical) are the key “modifying factors” in the definition of ore reserves at Casa de Pedra and were properly accounted for by our mine planning department.

The Brazilian government charges us a royalty known as CFEM, which calculation considers gross revenue, excluding taxes on sales. The ANM is responsible for auditing mining companies and enacting regulations to ensure proper payment of CFEM.

Current CFEM rates vary between 1% and 3.5%, as follows:

•	1%: rocks, sand, gravel, clay and other minerals used in civil construction; ornamental rocks and mineral and thermal water;
•	1.5%: gold;
•	2%: diamond and other minerals;
•	3%: bauxite, manganese, niobium and rock salt;
•	3.5%: iron ore.

The Mining Code and ancillary mining laws and regulations also impose other financial obligations. For example, mining companies must compensate landowners for the damages and loss of income caused by the use and occupation of the land (either for exploitation or exploration) and must also share with landowners the results of their exploration (at a rate of 50% of the applicable CFEM). Mining companies must also enter into agreements with the Brazilian government to use public lands and eventually compensate the government for damages caused to such public lands. A substantial majority of our mines and mining concessions are on lands owned by us or on public lands for which we hold mining concessions.

Antitrust Regulation

We are subject to various laws in Brazil which seek to maintain a competitive commercial environment. Competition law and practice in Brazil are governed by Law No. 12,529, dated November 30, 2011, which came into force on May 30, 2012, and provided for significant changes in the Brazilian antitrust system’s structure, including the creation of the Brazilian antitrust authority, Conselho Administrativo de Defesa Econômica, or CADE. This law introduced a mandatory pre-merger notification system, as opposed to the post-merger review system previously in force. CADE comprises an Administrative Tribunal of Economic Defense (Tribunal Administrativo de Defesa Econômica), a General-Superintendence (Superintendência-Geral) and a Department of Economic Studies (Departamento de Estudos Econômicos).

CADE is responsible for the control of anti-competitive practices in Brazil. If CADE determines that certain companies have acted collusively to raise prices, it has the authority to impose fines on the offending companies, prohibit them from receiving loans from Brazilian government sources and bar them from bidding on public projects. In addition, CADE has the authority to prevent or impose certain conditions to mergers and acquisitions and/or to impose certain restrictions or conditions on M&A transactions (for instance, require a company to divest assets or take other anti-dumping measures) should it determine that the relevant industry is insufficiently competitive or that the transaction creates a market concentration that can affect competition.

For further antitrust-related information, see “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

Protectionist Measures

Over the past several years, exports of steel products from various countries and companies, including Brazil and us, have been the subject of anti-dumping, countervailing duty and other trade related investigations from importing countries. These investigations resulted in duties that limit our access to certain markets.

In Brazil, we are subject to regulation and supervision by the Special Secretary of Foreign Trade and International Business (Secretaria de Comercio Exterior e Negócios Internacionais – SECINT), the Secretary of Foreign Trade (Secretaria de Comércio Exterior – SECEX) and the Subsecretary of Trade Defense and Public Interest (Subsecretaria de Defesa Comercial e Interesse Público – SDCOM). Worldwide, our exports are subject to the protectionist measures summarized below. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Protectionist and other measures adopted by foreign governments could adversely affect our export sales.”

United States: Anti-dumping (AD) and Countervailing Duties (CVD)

In the United States, we are subject to regulation and supervision by the U.S. Department of Commerce, or DOC, the International Trade Commission, or ITC, the International Trade Administration, or ITA, and the Import Administration, or IA.

In July 2015, AK Steel Corporation, ArcelorMittal USA LLC, Nucor Corporation, Steel Dynamics, Inc. and United States Steel Corporation filed antidumping and countervailing duty, or AD/CVD, petitions with respect to certain cold-rolled flat steel products from Brazil, China, India, Japan, Korea, Russia and the United Kingdom with the ITC and the DOC. In August 2015, the DOC initiated both AD/CVD investigations with respect to cold-rolled steel from Brazil. In September 2015, the ITC announced affirmative preliminary injury determinations with respect to cold-rolled imports from Brazil.

In August 2015, AK Steel Corporation, ArcelorMittal USA LLC, Nucor Corporation, SSAB Enterprises, LLC, Steel Dynamics, Inc., and United States Steel Corporation filed AD/CVD petitions with respect to certain hot-rolled steel products from Australia, Brazil, Japan, the Republic of Korea, the Netherlands, Turkey and the United Kingdom. In September 2015, the DOC initiated both AD/CVD investigations with respect to hot-rolled steel from Brazil and the ITC announced affirmative preliminary injury determinations with respect to hot-rolled steel imports from Brazil.

The final determination for cold-rolled products was issued in July 2016, imposing a rate of 11.31% for CVD and a rate of 19.56% for AD with a cash deposit of 15.49%. The final determination for hot-rolled products was issued in August 2016, imposing a rate of 11.31% for CVD and a rate of 33.14% for AD with a cash deposit of 29.07%.

In April 2017, the President of the United States, Donald Trump, requested an investigation under Section 232 of the U.S. Trade Expansion Act to determine if steel imports were harming U.S. national security. As a result of this investigation, in March 2018, the U.S. government implemented Section 232 measures and imposed an ad valorem tariff of 25% on imported steel. Brazil obtained a temporary suspension of the measure until the end of April 2018, which was extended to the end of May 2018. After the suspension, Brazil entered into an agreement with the United States, which established quotas for semi-finished steel products based on average exports between 2015 and 2017 and quotas for finished steel products based on average exports between 2015 and 2017 with a reduction of 30%. Section 232 subjects us to a quota for exports of slabs, cold and hot-rolled steel sheets, pre-painted corrosion resistant, Al-Zn and tin mill products. However, because our cold and hot-rolled products are already subject to AD duties and CVD tariffs, these exports are unaffected by Section 232 measures. While we do not believe Section 232 measures have materially affected our exports because the quotas are not always reached, we would expect that a lifting of these measures would result in increased exports to the United States depending on demand.

European Union: Anti-dumping

In the European Union, we are subject to regulation and supervision by the European Commission.

In July 2016, the European Commission initiated an AD investigation concerning imports of certain hot-rolled flat steel products originating from Brazil, Iran, Russia, Serbia and Ukraine. The investigation was limited to a reasonable number of exporting producers by using a sample in accordance with Article 17(1) of Regulation (EU) 2016/1036 of the European Parliament. The criteria used to select the sample was the volume of the product concerned exported to the European Union during the investigation period. As a result, three companies, CSN, Usiminas and Arcelor Mittal, collectively responsible for 97% of total steel exports from Brazil to the European Union, were chosen as part of the sample subject to investigation.

In January 2017, the European Commission issued a regulation establishing that imports of hot–rolled flat steel products originating from Brazil and Russia be subject to customs registration, meaning that all imports cleared after January 7, 2017 would be exposed to the risk of retroactive collection of duties against Brazil at the end of the investigation.

The preliminary determination was issued in April 2017 by the European Commission, which opted not to impose provisional duties on the imports of hot-rolled products from Brazil into the European Union. In October 2017, the European Commission issued a final determination imposing definitive AD duties for the exports of hot-rolled steel products into the European Union from Brazil. The duties imposed were a tariff rate of 53.4 euros/ton for CSN, 63 euros/ton for Usiminas, 54.5 euros/ton for Arcelor Mittal and 55.8 euros/ton for Gerdau.

Prompted by the United States’ adoption of Section 232 measures, the European Union initiated, in April 2018, an investigation into safeguards for imports of 26 categories of steel products. In February 2019, a definitive E.U. regulation imposed safeguard measures on imports of hot-rolled, cold-rolled and tin mill products and imposed quotas for the next three years. The quota system is divided into specific quotas for countries which participation in exports is above 5% on all European Union imports, and global quotas for the countries which participation is below 5% of European Union imports. Unlike the U.S. quotas pursuant to Section 232, the E.U. quotas provide for imports above the quota, subject to a 25% tariff. Because our hot-rolled products are already subject to AD duties, these exports are unaffected by the E.U. quotas. In the case of our cold-rolled and tin mill products, because the E.U. quotas have not been reached since implemented, these exports have also been unaffected.

On February 26, 2021 the European Commission initiated a review investigation to determine whether the E.U. safeguard measures on certain steel products should be extended past their current lapse date of June 30, 2021.

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

Overview of Steel Industry

Global Steel Industry

The global steel industry comprises hundreds of steelmaking facilities divided into two major categories: integrated steelworks and non-integrated steelworks, depending on the method used for producing steel. Integrated plants, which accounted for approximately two-thirds of worldwide crude steel production in 2013, typically produce steel by smelting in blast furnaces the iron oxide found in ore and refining the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, in electric arc furnaces. Non-integrated plants (sometimes referred to as mini-mills), which accounted for approximately one-third of worldwide crude steel production in 2013, produce steel by melting scrap metal, occasionally complemented with other metallic materials, such as direct reduction iron or hot-briquette iron, in electric arc furnaces. Industry experts expect that a lack of a reliable and continuous supply of quality scrap metal, as well as the high cost of electricity, may restrict the growth of mini-mills.

Steel continues to be the material of choice in the automotive, construction, machinery and other industries. Notwithstanding potential threats from substitute materials such as plastics, aluminum, glass and ceramics, especially for the automotive industry, steel continues to demonstrate its economic advantage.

In 2018, nearly all top 10 steel producing countries increased their production levels and global crude steel production increased 5.8% as compared to 2017. In 2019, global crude steel production was 1,869.9 million tons, which represented an increase of 3.4 million tons, or 0.2%, as compared to 2018, due to an increase in crude steel production in Asia and the Middle East, while crude steel production decreased in all other countries.

In 2020, global crude steel production was 1,864 million tons, which represented a decrease of 5.9 million tons, or (0.9)%, as compared to 2019, due to a decrease in crude steel production in all countries except Asia and the Middle East.

Brazilian Steel Industry

Since the 1940s, steel has been of vital importance to the Brazilian economy. During the 1970s, significant government investments were made to provide Brazil with a steel industry able to support the country’s industrialization boom. After a decade of investment scarcity in the sector in the 1980s, the government selected the steel sector as the first for privatization commencing in 1991, resulting in a more efficient group of companies operating today.

Privatization

During almost 50 years of state control, the Brazilian flat steel sector was coordinated on a national basis under the auspices of Siderbrás, the national steel monopoly. The state had far less involvement in the non-flat steel sector, which has traditionally been made up of smaller private sector companies. The larger integrated flat steel producers operated as semi-autonomous companies under the control of Siderbrás and were each individually privatized between 1991 and 1993. We believe that the privatization of the steel sector in Brazil has resulted in improved financial performance, as a result of increased efficiencies, higher levels of productivity, lower operating costs and an increase in investment.

Domestic Demand

Historically, the Brazilian steel industry has been affected by substantial fluctuations in domestic demand for steel. Although national per capita consumption varies with GDP, fluctuations in steel consumption tend to be more pronounced than changes in economic activity. Crude steel consumption per capita in Brazil has decreased from 147 kilograms in 2010 to 110 kilograms in 2019. It is considered low when compared to the levels of developed countries such as the United States and Germany.

According to the IBGE, Brazil’s GDP grew by 1.0% in 2017, 1.1% in 2018 and 1.1% in 2019, following an economic recession in 2015 and 2016. This improvement in the Brazilian macroeconomic scenario provided for recovery of domestic market demand and, in parallel, price readjustments aligned with the strong international market. In 2020, as a result of developments relating to the COVID-19 pandemic, Brazil’s GDP contracted 4.1%. While crude steel production was 31.0 million tons in 2020, representing a decrease of 4.9% as compared to 2019, mainly due to equipment stoppage in the second quarter of 2020, domestic sales increased 2.4% to 19.2 million tons.

The Brazilian flat steel sector is shifting production to the higher value-added consumer durable sector, which is highly dependent on domestic consumer confidence that, in turn, is affected by economic policies and certain expectations of the current government administration. Over the past years, automobile manufacturers made significant investments in Brazil. In 2009 and 2010, vehicle production recovered from the 2008 financial crisis in response to government incentives such as tax cuts. In 2012, the Brazilian market reached a record 3.8 million vehicles sold, reflecting a specific government measure, which reduced the industrialized products tax. On the other hand, exports decreased by 20.1%. In 2013, with the postponement of the reduction in industrialized products tax, the Brazilian market maintained the level of vehicles sales, but had an increase of 13.5% in exports, according to the Auto Manufacturers’ Association (Associação Nacional dos Fabricantes de Veículos Automotores), or ANFAVEA, data.

In 2019, according to IABr, the apparent consumption of steel in Brazil decreased 2.7% as compared to 2018. In 2020, the apparent consumption of steel in Brazil increased 1.2% as compared to 2019.

Market Participants

According to IABr, the Brazilian steel industry is composed of 32 mills managed by 12 corporate groups, with an aggregate installed annual capacity of approximately 51.5 million tons, producing a full range of flat, long, carbon, stainless and specialty steel.

Capacity Utilization

Installed capacity in Brazil in each of 2019 and 2020 was estimated at 51.5 million tons.

Exports/Imports

Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products. The Brazilian steel industry has taken several steps towards expanding its capacity to produce value-added products. The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years. Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports). In 2018, steel imports reached 2.4 million tons, which represented an increase of 3.3% as compared to 2017. In 2019, steel imports reached 2.3 million tons, which represented a decrease of 2.0% as compared to 2018, and steel exports decreased 12.8 million tons, or 8.0%, as compared to 2018. In 2020, steel imports reached 1.8 million tons, which represented a decrease of 25.1% as compared to 2019, and steel exports decreased 2.2 million tons, or 18.0%, as compared to 2019.

For information on the production by the largest Brazilian steel companies, see “—Competition in the Steel Industry—Competition in the Brazilian Steel Industry.”

4C. Organizational Structure

We conduct our business directly and through subsidiaries. For more information on our organizational structure, see note 2.b. to our audited consolidated financial statements included elsewhere in this annual report.

4D. Property, Plant and Equipment

Our principal executive offices are located in the city of São Paulo, state of São Paulo, and our main production operations are located in the city of Volta Redonda, state of Rio de Janeiro. Presidente Vargas Steelworks, our steel mill, is an integrated facility covering approximately four square km and is located in the city of Volta Redonda, state of Rio de Janeiro. Our iron ore, limestone and dolomite mines are located in the state of Minas Gerais, which borders the state of Rio de Janeiro to the north. Each of these mines lies within 500 km of, and is connected by rail and paved road to, the city of Volta Redonda.

The table below sets forth certain material information regarding our properties as of December 31, 2020. For more information on our properties, see note 9 to our audited consolidated financial statements included elsewhere in this annual report.

Description		Activity	Country	State	City	Title
Companhia Siderúrgica Nacional	Presidente Vargas Steelworks	Steel Mill	Brazil	Rio de Janeiro	Volta Redonda	Owned
Companhia Siderúrgica Nacional	CSN Paraná	Galvanized and Pre-Painted Products	Brazil	Paraná	Araucária	Owned
Companhia Siderúrgica Nacional	CSN Porto Real	Galvanized Steel Producer	Brazil	Rio de Janeiro	Porto Real	Owned
Companhia Siderúrgica Nacional	Service Center and Cement Distributor	Distributor	Brazil	São Paulo	Mogi das Cruzes	Owned
Companhia Siderúrgica Nacional	Service Center	Distributor	Brazil	Bahia	Camaçari	Owned
Companhia Metalúrgica Prada	Service Center	Distributor	Brazil	São Paulo	Mogi das Cruzes	Owned
Companhia Metalúrgica Prada	Service Center	Distributor	Brazil	São Paulo	Bebedouro	Owned
Companhia Metalúrgica Prada	Steel Can Manufacturer	Packaging	Brazil	São Paulo	São Paulo	Owned
Companhia Metalúrgica Prada	Steel Can Manufacturer	Packaging	Brazil	Minas Gerais	Uberlândia	Owned
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	Minas Gerais	Uberlândia	Owned
CSN Mineração	Iron Ore Mine	Iron Ore Mine	Brazil	Minas Gerais	Congonhas	Owned and Third Parties
Companhia Siderúrgica Nacional	Arcos Mine	Limestone Mine	Brazil	Minas Gerais	Arcos	Owned
CSN Mineração	Ouro Preto Mine	Iron Ore Mine	Brazil	Minas Gerais	Ouro Preto	Owned
Minérios Nacional	Fernandinho Mine	Iron Ore Mine	Brazil	Minas Gerais	Rio Acima	Third Parties
Estanho de Rondônia S.A. (ERSA)	ERSA Office	Tin Mine	Brazil	Rondônia	Ariquemes	Owned

Estanho de Rondônia S.A. (ERSA)	ERSA Mine	Tin Mine	Brazil	Rondônia	Itapuã do Oeste	Owned
Companhia Siderúrgica Nacional, LLC	CSN LLC Office	Office	USA	Illinois	Chicago	Third Parties
Lusosider Aços Planos S.A.	Lusosider	Flat Steel Producer	Portugal	Seixal	Seixal	Owned
Stahlwerk Thüringen Gmbh	SWT	Steel Profile	Germany	Saalfeld-Rudolstadt	Unterwellenborn	Owned
Companhia Siderúrgica Nacional	Thermoelectric Plant	Energy	Brazil	Rio de Janeiro	Volta Redonda	Owned
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	Rio de Janeiro	Resende	Third Parties
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	Goiás	Luziânia	Third Parties
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	Rio Grande do Sul	Pelotas	Third Parties
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	Rio de Janeiro	Barão de Juparanã	Owned
Companhia Metalúrgica Prada	Distribution Center	Steel Roll	Brazil	São Paulo	Salto	Third Parties
Consórcio Usina Hidrelétrica de Igarapava	Hydroelectric Facility	Energy	Brazil	São Paulo	Igarapava	Owned
Itá Energética S.A.	Hydroelectric Facility	Energy	Brazil	Rio Grande do Sul	Aratiba	Owned
Companhia Siderúrgica Nacional	Service Center	Distributor	Brazil	Pernambuco	Jaboatão dos Guararapes	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Distributor	Brazil	Rio Grande do Sul	Canoas	Third Parties
Companhia Metalúrgica Prada	Distribution Center	Distributor	Brazil	São Paulo	Piracicaba	Third Parties
Companhia Metalúrgica Prada	Distribution Center	Distributor	Brazil	Minas Gerais	Contagem	Third Parties
Companhia Siderúrgica Nacional	Steel Distribution Center	Distributor	Brazil	Minas Gerais	Contagem	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	Minas Gerais	Contagem	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	Minas Gerais	Juiz de Fora	Third Parties
Companhia Siderúrgica Nacional	Companhia Siderúrgica Nacional	Cement Distributor	Brazil	São Paulo	Mauá	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	São Paulo	Ribeirão Preto	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	São Paulo	Guarulhos	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Steel Distributor	Brazil	Rio Grande do Sul	Caxias do Sul	Third Parties
CSN Mineração	TECAR - Terminal de Carvão	Iron Ore Shipment	Brazil	Rio de Janeiro	Itaguaí	Third Parties
TECON	TECON - Terminal de Containers	Logistics	Brazil	Rio de Janeiro	Itaguaí	Third Parties
Companhia Siderúrgica Nacional	Cement Plant	Cement Manufacturer	Brazil	Rio de Janeiro	Volta Redonda	Owned
Companhia Siderúrgica Nacional	Clinker and Cement Plant	Cement Manufacturer	Brazil	Minas Gerais	Arcos	Owned
Companhia Siderúrgica Nacional	Long Steel Plant	Long steel Manufacturer	Brazil	Rio de Janeiro	Volta Redonda	Owned
MRS	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
FTL	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
TLSA	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Rio de Janeiro (Arará)	Third Parties

Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Rio de Janeiro (Campo Grande)	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	São Paulo	Americana	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Queimados	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	São Paulo	São José dos Campos	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	São Paulo	Osasco	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Itaboraí	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Barra Mansa	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Steel	Brazil	São Paulo	Jacareí	Third Parties

For information on environmental matters with respect to certain of the facilities described above, see “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” In addition, for information on our plans to construct, expand and improve our facilities, see note 9 to our audited consolidated financial statements included elsewhere in this annual report.

Acquisitions and Dispositions

CSN Mineração

In February, 2021, we sold part of our stake in CSN Mineração as part of its initial public offering in Brazil For more information, see “—4A. History and Development of the Company—Recent Developments—Initial Public Offering of CSN Mineração.”

4E. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements included elsewhere in this annual report. Due to the adoption of IFRS 16 as of January 1, 2019, which we did not apply retroactively, financial information for the years ended December 31, 2020 and 2019 may not be comparable with financial information for the year ended December 31, 2018.

5A. Operating Results

Overview

Brazilian Macroeconomic Scenario

As a company with most operations and a large portion of its sales in Brazil, we are affected by the general macroeconomic conditions in Brazil. The rate of economic growth in Brazil is important in determining our own growth capacity and results of operations.

The following table sets forth select Brazilian macroeconomic indicators for the periods indicated:

	Year ended December 31,
	2018	2019	2020

GDP growth (contraction) rate	1.1%	1.1%	(4.1)%
Inflation (IPCA)(1)	3.7%	4.3%	4.5%
Inflation (IGP-M)(2)	7.5%	7.3%	23.1%
CDI(3)	6.4%	6.0%	2.8%
Appreciation (depreciation) of the real against the U.S. dollar (end of period)	17.1%	(4.0)%	(28.9)%
Exchange rate at the end of period (US$1.00)	R$3.875	R$4.030	R$5.197
Average exchange rate (US$1.00)	R$3.656	R$3.945	R$5.158
Unemployment rate(4)	12.3%	11.0%	13.1%
Sources: IBGE, Fundação Getulio Vargas, Central Bank and CETIP.

_______________________
(1)	The IPCA is measured by the IBGE.
(2)	The IGP-M is measured by the Fundação Getulio Vargas.
(3)	The Interbank Deposit Rate, or CDI, represents the average interbank deposit rate performed during a given day in Brazil (accrued as of the last month of the period, annualized).
(4)	The unemployment rate (Pesquisa Nacional por Amostra de Domicílios) is measured by the IBGE.

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

Effects of Inflation and Interest Rates

Inflation measured by the IPCA index was 3.7%, 4.3% and 4.5% in 2018, 2019 and 2020, respectively, and 7.5%, 7.3% and 23.1%, respectively, as measured by the IGP-M index.

Inflation affects our financial performance by increasing our costs and expenses denominated in reais that are not linked to the U.S. dollar. Our cash costs and operating expenses are substantially denominated in reais and have tended to follow the Brazilian inflation ratio, because our suppliers and service providers generally increase or decrease prices to reflect Brazilian inflation. In addition, some of our real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount is generally adjusted with reference to inflation indices. A significant portion of our real-denominated debt bears interest based on the CDI rate, which is partially adjusted for inflation. The CDI rate as of December 31, 2018, 2019 and 2020 was 6.4%, 6.0% and 2.8%, respectively.

Steel Market

For the years ended December 31, 2018, 2019 and 2020, our steel segment represented 68%, 55% and 55% of our net revenues, respectively, and 49%, 44% and 22% of our gross profit, respectively. In 2020, 71% of our steel revenues were in Brazil and 29% were abroad. In 2019, 72% of our steel revenues were in Brazil and 28% were abroad, as compared to 66% and 34%, respectively, in 2018.

According to the WSA, global crude steel production was 1.86 billion tons in 2020, or a 0.9% decrease as compared to 2019, and 1.88 billion tons in 2019, or a 3.4% increase as compared to 2018. In 2020, China was responsible for 1,053 million tons, or about 56.5% of the global output, representing an increase of 5.2% as compared to 2019. Japan’s crude steel production was 83 million tons, representing a decrease of 16.2% as compared to 2019. In the European Union, production was 138.8 million tons in 2020, representing a decrease of 11.8% compared to 2019. In the United States, crude steel production was 72.7 million tons in 2020, representing a decrease of 17.2% as compared to 2019. According to the global energy and mining consultancy company Wood Mackenzie, global capacity usage increased by 2.5% in 2019 to 75%.

According to IABr, domestic crude steel production was 31 million tons in 2020, or a 4.9% decrease as compared to 2019, while rolled steel output was 21.6 million tons in 2020, or a 3.6% decrease as compared to 2019.

Domestic steel product consumption in Brazil was 20.5 million tons in 2020, or a 0.3% decrease as compared to 2019, while domestic sales increased 2.1% to 18.9 million tons. Annual imports to Brazil were 1.8 million tons, or a 25.1% decrease as compared to 2019, and exports decreased 10.2 million tons, or (18.0)%, in 2020 as compared to 2019.

The WSA estimates that global steel demand, including China, totalled 1.864 billion tons in 2020, which would represent a decrease of 0.9% as compared to 2019. Crude steel production increased in 2020 in Asia and the Middle East and decreased in all other countries.

Mining Market

The seaborne iron ore supply faced several disruptions in 2019 from key players in the industry, including the Brumadinho accident in Brazil and adverse weather conditions in Australia. This scenario, coupled with significant investments in infrastructure and construction in China, resulted in iron ore prices surpassing US$126/dmt for the first time since 2014 and average iron ore prices increased 34.5%, from US$69.5/dmt in 2018 to US$93.4/dmt (Platts, Fe 62%) in 2019. In 2020, in the midst of the COVID-19 pandemic, China implemented a strong fiscal stimulus policy, principally in the infrastructure and housing sectors, which had a positive impact on the steel and iron ore market despite the otherwise struggling global company. Consequently, iron ore prices continued the upward trend and increased 16.6% from, US$93.4/dmt in 2019 to US$108.9/dmt in 2020.

Chinese annual iron ore imports increased to 1.163 billion tons in 2020, as compared to 1.049 billion tons in 2019, and the global seaborne iron ore market increased to 1.530 billion tons in 2020, as compared to 1.477 billion tons in 2019.

Logistics, Cement and Energy Markets

The performance of our logistics, cement and energy segments is directly related to the performance of our steel and mining segments. For the years ended December 31, 2018, 2019 and 2020, these segments represented an aggregate of 12%, 10% and 9% of our net revenues, respectively, and an aggregate of 10%, 5% and 7% of our gross profit, respectively. A material portion of the revenues in these segments is derived from our steel and mining operations, which utilize our logistics network and energy output.

Steel Market

Supply and Demand

Prices of steel are sensitive to (i) changes in worldwide and local demand, which in turn are affected by worldwide and country-specific economic cycles, and (ii) available production capacity. While the export price of steel (which is denominated in U.S. dollars or euros, depending on the export destination) is the spot price, there is no exchange trading of steel or uniform pricing. Unlike other commodity products, steel is not completely fungible due to wide differences in terms of size, chemical composition, quality and specifications, all of which impact prices. Many companies (including us) discount their list prices for regular customers, making actual transaction prices difficult to determine.

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

Sales Volumes
	Tons			% of Sales Volumes
				In Market*			Total
	2018	2019	2020	2018	2019	2020	2018	2019	2020
Domestic Sales
Slabs	–	–	-	–	–	–	–	–	–
Hot-Rolled	1,133	1,097	1,079	34%	35%	34%	22%	24%	23%
Cold-Rolled	630	562	589	19%	18%	18%	12%	12%	13%
Galvanized	1,091	963	996	33%	31%	31%	22%	21%	21%
Tin Plate	281	303	314	8%	10%	10%	6%	7%	7%
Long Steel	192	227	225	6%	7%	7%	4%	5%	5%

Subtotal	3,327	3,151	3,204	100%	100%	100%	66%	70%	69%

Sales Abroad
Slabs	–	2	43	–	–	–	–	–	1%
Hot-Rolled	140	55	54	8%	4%	4%	3%	1%	1%
Cold-Rolled	57	25	31	3%	2%	2%	1%	1%	1%
Galvanized	549	423	483	32%	31%	33%	11%	9%	10%
Tin Plate	189	78	71	11%	6%	5%	4%	2%	2%
Long Steel	806	791	765	46%	58%	53%	16%	17%	16%

Subtotal	1,742	1,374	1,447	100%	100%	100%	34%	30%	31%

Total Sales
Slabs	–	2	43				–	–	1%
Hot-Rolled	1,273	1,152	1,.134				25%	25%	24%
Cold-Rolled	688	587	620				14%	13%	13%
Galvanized	1,640	1,386	1,479				32%	31%	32%
Tin Plate	470	381	385				9%	8%	8%
Long Steel	999	1.018	991				20%	22%	21%
Total	5,069	4,525	4,651				100%	100%	100%

*% of sales volume in the market means the participation of each product line in domestic sales and sales abroad.

As part of our strategy, we seek to increase the portion of our sales attributable to higher value-added coated products, particularly galvanized flat steel and tin plate products. Galvanized products are directed at the automotive, construction and home appliance industries. Tin plate products are used by the steel packaging market.

Net Operating Revenues
				% of Net Operating Revenues
					In Market*			Total
	2018	2019	2020	2018	2019	2020	2018	2019	2020
Domestic Sales
Slabs	-	–	-	–	–	–	–	–	–
Hot-Rolled	2,830	2,770	3,217	28%	28%	27%	18%	20%	19%
Cold-Rolled	1,705	1,538	1,880	17%	15%	16%	11%	11%	11%
Galvanized	3,792	3,456	3,977	37%	34%	34%	25%	25%	24%
Tin Plate	1,349	1,536	1,766	13%	15%	15%	9%	11%	11%
Long Steel	466	543	611	5%	5%	5%	3%	4%	4%
Other Products		185	270	0%	2%	2%	0%	1%	2%
Subtotal	10,143	10,028	11,721	100%	100%	100%	66%	72%	71%

Sales Abroad
Slabs	3	3	85	–	–	2%	–	–	1%
Hot-Rolled	422	130	156	8%	3%	3%	3%	1%	1%
Cold-Rolled	169	62	96	3%	2%	2%	1%	–	1%
Galvanized	1,894	1,364	1,877	36%	35%	38%	12%	10%	11%
Tin Plate	655	303	324	13%	8%	7%	4%	2%	2%
Long Steel	2,051	1,980	2,245	39%	51%	46%	13%	14%	14%
Other Products		78	98	0%	2%	2%	0%	1%	1%
Subtotal	5,195	3,921	4,882	100%	100%	100%	34%	28%	29%

Total Sales
Slabs	3	3	85	–	–	1%	–	–	1%
Hot-Rolled	3,253	2,900	3,373	21%	21%	20%	21%	21%	20%
Cold-Rolled	1,874	1,600	1,976	12%	11%	12%	12%	11%	12%
Galvanized	5,687	4,820	5,853	37%	35%	35%	37%	35%	35%
Tin Plate	2,004	1,839	2,091	13%	13%	13%	13%	13%	13%
Long Steel	2,518	2,524	2,856	16%	18%	17%	16%	18%	17%
Other Products	-	263	369	0%	2%	2%	0%	2%	2%
Total	15,338	13,949	16,603	100%	100%	100%	100%	100%	100%

*% of sales volume in the market means the participation of each product line in domestic sales and sales abroad.

Accounting for Mining Production Used in Our Steel Production

We are currently self-sufficient for the iron ore used in our steel production, except for pellets. We extract iron ore from our mines owned by CSN Mineração, which in 2020 provided approximately 30.5 million tons of iron ore. We sell the remainder of our iron ore production to third parties in Brazil and abroad.

We record the cost of iron ore for our steel production on our income statement in cost of products sold at its extraction cost plus transport cost from the mine. In 2018, 2019 and 2020, these costs were R$880 million, R$834 million and R$1,430 million, respectively.

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

This discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other uncertain matters for which we use estimates, but the reasonably likely effect of different or changed estimates is not material to our financial presentation.

Impairment of Long-Lived Assets, Intangible Assets and Goodwill

In accordance with IAS 36 – Impairment of Assets, we assess long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by a comparison of the carrying amount of an asset to the estimated discounted future cash flows expected to be generated by the asset, or cash generating unit.

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

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are assessed annually for impairment in accordance with IAS 36. We review assets subject to amortization for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. We allocate goodwill to cash-generating units, for impairment testing purposes, that are expected to benefit from the business combination from which the goodwill arose, and the unit is not greater than the operating segment.

We assess financial assets for impairment at the end of each reporting period and we assess whether there is objective evidence that a financial asset or a group of financial assets is impaired.

Depreciation and Amortization

The basis for calculation of depreciation is the cost of the asset less the estimated residual value upon sale. While no specific depreciation method is recommended, the method chosen should be applied consistently for all significant components of assets and allocation of the depreciation should be on a systematic basis for each one of the accounting periods that best represents the realization of the economic benefits during the useful lives of assets. We review the useful lives of assets every fiscal year for all of our units. See further details in note 11 to our audited consolidated financial statements included elsewhere in this annual report.

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

Derivatives

IFRS 9 – Financial Instruments requires that, as of January 1, 2018, we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure these instruments at fair value. We record changes in the fair value of derivatives in each period in our income statement in other comprehensive income, depending on whether we designate a transaction as an effective hedge. Certain derivative instruments do not qualify for hedge accounting, and, accordingly, we immediately record changes in the fair value of any of these derivative instruments in our income statement as financial income or financial expenses. For derivative instruments that do qualify for hedge accounting, we may first account for them as other comprehensive income, in net equity, and reclassify them to our income statement at the moment the underlying transaction occurs. In general, we use derivatives for cash flow hedging purposes. We apply hedge accounting on our cash flow hedge in order to protect ourselves against exposure to changes in cash flows due to foreign currency and commodity price risks associated with our debt, highly probable forecast transactions and the volatility of the Platts Iron Ore Index (62% Fe CFR China) that may affect our net results. Our hedging instrument, are non-derivative monetary items. Therefore, we account for the effective portion of our cash flow hedges in other comprehensive income. We account for the ineffective portion of the gain or loss on the hedging instrument, if any, in profit or loss. With respect to the fair value measurement, we must make assumptions as to future foreign currency exchange, interest rates and commodities indexes.

Pension Plans

We sponsor certain pension plans for some of our retirees. We account for these benefits in accordance with IAS 19 – Employee Benefits. The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions. These assumptions are described in note 30 to our audited consolidated financial statements included elsewhere in this annual report and include, among others, the expected long-term rate of return on plan assets and increases in salaries. We calculate our net obligation regarding pension plans individually for each plan by estimating the value of the future benefit that the employees accrue in return for services provided in the current period and in prior periods; we then discount this benefit to its present value. The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of our obligations and which are denominated in the same currency as the one in which we expect the benefits will be paid. Annually, a qualified actuary reviews our assumptions and calculates our net obligation with regard to our pension plans using the projected unit credit method.

We recognize all the actuarial gains and losses resulting from pension plans immediately in other comprehensive income and then transfer them within equity. If the plan is extinguished, we recognize actuarial gains and losses in profit or loss.

Certain of our entities also offered a postretirement healthcare benefit to their employees. The expected costs of these benefits were accumulated during the employment period, and we calculate them using the same accounting method used for the pension plans.

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

We regularly review deferred income tax assets for recoverability and only recognize these if we believe it is probable that the deferred income tax assets will be realized, based on projected future taxable income and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or discount rates, the time period over which the underlying temporary differences become taxable or deductible, or any change in its future projections, we reduce the carrying amount of deferred income tax assets to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be realized.

We annually perform a technical study to demonstrate if we will generate future taxable income and, if we have deferred tax assets recognized on our balance sheet, we assess if the future taxable income will support the realization of the tax credits or if we must recognize any valuation allowance. We prepared this study at entity level, in accordance with Brazilian tax legislation, and consider our projections both for the parent company, since the major part of our recent tax losses and temporary differences are generated in the parent company, and for our Brazilian operating subsidiaries that present temporary differences. We have recognized a valuation allowance for these subsidiaries and we assess the recoverability of their tax credits. For those that begin to operate profitably and present a probability of generating future taxable income, we begin to recognize tax credits by reversing the valuation allowance applied in prior years.

Deferred tax assets on tax losses and temporary differences refer mainly to the following:

Nature	Description
Tax losses	We incur tax losses at the parent company level because (i) of financial expenses on our leverage because we hold substantially all loans and financings at the parent company level and (ii) since 2018, we have presented taxable income in certain periods at the parent company level.
Temporary differences – foreign exchange differences	We usually opt for taxation of foreign exchange differences on a cash basis. As a result, taxes are due and expenses are deductible when we settle the underlying asset or liability.
Temporary differences – losses on Usiminas shares	While we recognize changes in investments in Usiminas’ shares on an accrual basis, only upon divestment will we generate a taxable or deductible event.
Temporary differences – other provisions	We recognize various accounting provisions on an accrual basis, but their taxation occurs only at the time of their realization. This includes provisions for contingencies, impairment losses and environmental liabilities.

We prepared this study based on our long-term business plan, which covers a period for which our management can reasonably make estimates, and considered several scenarios, which varied according to different macroeconomic and operating assumptions.

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

We have had income tax losses in most of the last five years, mainly due to volatility in the Brazilian political and macroeconomic environment and our financial leverage, which has unbalanced the relationship between operating and financial results. In this context, we follow a business plan to rebalance our financial and operating results, which main measures are:

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

With these measures in place, our management has improved profitability and considers that gradual recognition of tax credits, using an initial projection period of less than 10 years, better reflects the expectation of utilization of the credits recognized in our tax books.

See further details in note 18.b. to our audited consolidated financial statements included elsewhere in this annual report.

Provision for Risks, Contingencies and Disputed Taxes

We record provisions for risks relating to legal proceedings with respect to which we deem the likelihood of an unfavorable outcome to be probable and the loss can be reasonably estimated. This determination is made based on the opinion of our internal and external legal counsel. We believe we properly recognize these contingencies in our financial statements in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. We are also party to judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by us. We believe that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to Brazilian federal or state governments or to settle municipal tax obligations owed to the corresponding municipality. We do not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved. This occurs when a final irrevocable decision is rendered by the courts in Brazil and the amounts recoverable can be measured at reasonable precision. Our accounting for contingent tax credits is in accordance with accounting for contingent assets under IAS 37. Our accruals include interest on the tax obligations that we may offset with contingent tax credits or benefits at the interest rate defined in applicable tax law. The recorded accruals for these disputed taxes and other contingencies may change in the future due to new developments in each matter, such as changes in legislation, irrevocable final judicial decisions specific to us or changes in approach, such as a change in settlement strategy. For further information on the judicial and administrative proceedings in which we are involved, see “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

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

We include stripping costs in the production phase in the cost of inventory, except when we undergo a specific extraction campaign to access deposits deeper than the ore body. In these cases, we capitalize costs in noncurrent assets when the mineral ore deposit is extracted and we amortize these costs over the useful life of the ore body.

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

Property, Plant and Equipment

In accordance with our accounting policy, we capitalize the cost of maintenance on operating assets when it does not occur annually and results in an increase in the useful life of the operating asset. We recognize depreciation on an accrual basis until the next capitalized maintenance of the relevant asset. We record the cost of regular maintenance and repairs that are necessary to maintain operating assets in normal conditions of use as operating costs and expenses, as incurred.

As of December 31, 2018, 2019 and 2020, we capitalized borrowing costs of R$71.6 million, R$117.2 million and R$92.5 million, respectively. These costs are estimated for our mining projects related mainly to the Casa de Pedra expansion and TECAR.

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

At the initial date of the lease, we recognize the right to use the asset and the lease liability at present value. According to IFRS 16, we measure the asset right-of-use at cost, which includes the lease liability, initial costs, advance payments and estimated costs to dismantle, remove or restore. We measure the lease liability at the initial date of the lease considering the present value of the lease payments that are set on that date. We discount lease payments at the interest rate in the lease, or if the interest rate cannot be determined, an incremental borrowing rate, that is the rate of interest that a lessee would have to pay to borrow the funds necessary to obtain a right to use an asset of similar value, as provided under IFRS 16.

In lease agreements for which we set the interest rate, this interest rate is considered implied in the agreements’ terms and is applied to discount the flow of future lease payments. In lease agreements with no defined interest rate, we apply the incremental borrowing rate, which we calculate based on consultations with banks that we have a relationship with and adjust it for expected inflation.

For further information on the impact of our adoption of IFRS 16, see note 16 to our audited consolidated financial statements included elsewhere in this annual report.

Recently Issued Accounting Pronouncements Not Adopted by Us

The standards, amendments to standards and IFRS interpretations issued by the IASB that are not yet effective and were not early adopted by us for the year ended December 31, 2020 are described in note 2.e to our audited consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents certain financial information with respect to our results of operations for each of the years ended December 31, 2018, 2019 and 2020:

	Year ended December 31,
Income Statement Data:	2018	2019(1)	2020(1)	2020(1)(2)
	(in millions of R$, except per share data)			(in millions of US$, except per share data)
Net operating revenues	22,969	25,436	30,064	5,785
Cost of products sold	(16,106)	(17,263)	(19,125)	(3,680)

Gross profit	6,863	8,173	10,939	2,105
Operating expenses
Selling	(2,264)	(2,343)	(2,004)	(386)
General and administrative	(494)	(511)	(505)	(97)
Equity in results of affiliated companies	136	126	72	14
Other expenses	(1,331)	(2,407)	(3,270)	(629)
Other income	4,036	504	482	93
Total	83	(4,631)	(5,225)	(1,005)

Operating income	6,946	3,542	5,714	1,100
Non-operating income (expenses), net
Financial income	1,311	379	1,803	347
Financial expenses	(2,806)	(2,510)	(2,599)	(500)

(Loss) income before taxes	5,451	1,411	4,918	946
Income tax
Current	(827)	(1,564)	(2,052)	(395)
Deferred	577	2,398	1,427
				275
Net income (loss) for the period	5,201	2,245	4,293	826

Net income (loss) attributable to noncontrolling interest	126	455	498	96
Net income (loss) attributable to Companhia Siderúrgica Nacional	5,075	1,789	3,794	730

Basic earnings per common share	3.69498	1.29632	2.74926	0.00053
Diluted earnings per common share	3.69498	1.29632	2.74926	0.00053

_______________________

(1)	Due to the adoption of IFRS 16 as of January 1, 2019, which we did not apply retroactively, financial information as of and for the years ended December 31, 2019 and 2020 may not be comparable with financial information as of and for the year ended December 31, 2018. For a description of the impact of IFRS 16 on our results of operations, see note 16 to our audited consolidated financial statements included elsewhere in this annual report.
(2)	Translated solely for the convenience of the reader at the rate of R$5.197 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2020, as reported by the Central Bank.

Year 2020 Compared to Year 2019

We maintain integrated operations in five business segments: steel, mining, logistics, cement and energy. We manage and control the performance of our various business segments considering our proportional interest in our jointly controlled entity, MRS, reflected in the figures presented below.

Our consolidated results for the years ended December 31, 2019 and 2020 by business segment are presented below:

R$ millions	Year ended December 31, 2019
Consolidated Results	Steel	Mining	Port	Railway(1)	Energy	Cement	Corporate Expenses/ Elimination	Consolidated
Net revenue
Domestic market	10,028	927	240	1,321	325	571	(2,462)	10,950
Foreign market	3,921	9,101	-	-	-	-	1,464	14,486
Total net revenue	13,949	10,028	240	1,321	325	571	(998)	25,436
Cost of sales and services	(12,963)	(4,396)	(173)	(1,030)	(267)	(608)	2,174	(17,263)
Gross profit	986	5,631	67	291	59	(37)	1,176	8,173
General and administrative expenses	(835)	(186)	(35)	(110)	(29)	(91)	(1,568)	(2,854)
Depreciation	700	476	31	388	17	140	(330)	1,422
Proportional EBITDA of joint venture	-	-	-	-	-	-	510	510
Adjusted EBITDA(2)	851	5,922	63	569	47	11	(212)	7,251

R$ millions	Year ended December 31, 2020
Consolidated Results	Steel	Mining	Port	Railway(1)	Energy	Cement	Corporate Expenses/ Elimination	Consolidated
Net revenue
Domestic market	11,721	1,533	256	1,490	173	857	(3,144)	12,886
Foreign market	4,882	11,151	-	-	-	1	1,145	17,178
Total net revenue	16,603	12,683	256	1,490	173	858	(1,999)	30,064
Cost of sales and services	(14,171)	(5,532)	(188)	(1,094)	(128)	(647)	2,635	(19,125)
Gross profit	2,432	7,151	69	396	45	211	636	10,939
General and administrative expenses	(923)	(180)	(22)	(115)	(30)	(88)	(1,151)	(2,509)
Depreciation	901	1,262	32	438	18	148	(378)	2,421
Proportional EBITDA of joint venture	-	-	-	-	-	-	649	649
Adjusted EBITDA(2)	2,411	8,234	78	719	32	271	(244)	11,500

_________________

(1)	Railway logistics in our segment break-down includes our investee MRS, which is not consolidated in our unaudited interim consolidated financial information or our audited consolidated financial statements and is reflected only in equity in results of affiliated companies.
(2)	We calculate EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results from discontinued operations. We calculate adjusted EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results of discontinued operations, plus other operating income (expenses), equity in results of affiliated companies and the proportionate EBITDA of joint ventures. EBITDA and adjusted EBITDA are not measures of financial performance recognized under Brazilian GAAP or IFRS and they should not be considered alternatives to net income (loss) as measures of operating performance, or as alternatives to operating cash flows, or as measures of liquidity. EBITDA and adjusted EBITDA are not calculated using a standard methodology and may not be comparable to the definition of EBITDA or adjusted EBITDA, or similarly titled measures, used by other companies.

Net Operating Revenues

Net operating revenues increased R$4,628 million, or 18.2%, from R$25,436 million in 2019 to R$30,064 million in 2020, due to an increase in sales volume and in prices.

Net domestic operating revenues increased R$1,936 million or 17.7%, from R$10,951 million in 2019 to R$12,886 million in 2020, and net operating revenues of exports and sales abroad increased 18.6%, from R$14,486 million in 2019 to R$17,178 million in 2020, in each case mainly due to increases in steel and realized iron ore prices.

Steel

Steel net operating revenues increased R$2,654 million, or 19.0%, from R$13,949 million in 2019 to R$16,603 million in 2020, and sales volume increased 2.8%, from 4.5 million tons in 2019 to 4.6 million tons in 2020, mainly due to an increase in average steel prices, including, in the case of exports and of direct sales of our foreign subsidiaries, which are denominated in U.S. dollars, as a result of the depreciation of the real against the U.S. dollar.

Mining

Mining net operating revenues increased R$2,655 million, or 26.5%, from R$10,028 million in 2019 to R$12,683 million in 2020, due to an increase in iron ore prices and the depreciation of the real against the U.S. dollar, which effect was partially offset by a decrease of 19.2% in sales volume, from 38.5 million tons in 2019 to 31.2 million tons in 2020.

Logistics

In 2020, net operating revenues from railway logistics were R$1,490 million and net operating revenues from port logistics were R$256 million, as compared to net operating revenues from railway logistics of R$1,321 million and net operating revenues from port logistics of R$240 million in 2019. In 2020, TECON moved 154,000 containers, 457,000 tons of steel products, 122,000 tons of general cargo and 1,435,000 tons of solid bulk, as compared to 161,000 containers, 423,000 tons of steel products, 205,000 tons of general cargo and 626,000 tons of solid bulk, as well as 1,700 vehicles, in 2019.

Energy

Our net operating revenues from the energy segment decreased R$152 million, or 46.8%, from R$325 million in 2019 to R$173 million in 2020, mainly due to a decrease in energy available for sale as a result of an increase in our proprietary consumption and a decrease in market prices.

Cement

Our net operating revenues from the cement segment increased R$287 million, or 50.3%, from R$571 million in 2019 to R$858 million in 2020, mainly due to higher prices and a 12.7% increase in sales volume.

Cost of Products Sold

Consolidated cost of products sold increased R$1,862 million, or 10.8%, from R$17,263 million in 2019 to R$19,125 million in 2020, mainly due to operating costs on blast furnace no. 3 at Volta Redonda in our steel segment and the effects of the depreciation of the real against the U.S. dollar on the cost of purchases of iron ore from third parties in our mining segment, which effects were partially offset by an increase in eliminations of related party transactions between our consolidated entities, principally as a result of exchange rate variations on transactions with CSN Mineração.

Steel

Costs of products sold attributable to our steel segment increased R$1,208 million, or 9.3%, from R$12,963 million in 2019 to R$14,171 million in 2020, mainly due to our recording operating costs of blast furnace no. 3 at Volta Redonda as idle capacity under other expenses during its refurbishment in 2019.

The following table sets forth a breakdown of our steel production costs in the periods presented. Except for coal and coke, which we import, and certain metals (such as aluminum, zinc and tin) with domestic prices linked to international prices, our production costs are mostly denominated in reais.

Steel Production Cost	2020		2019		Variation 2020 v. 2019
	R$ million	R$/ton	R$ million	R$/ton	R$ million	R$/ton
Raw materials	6,309	1,700	6,664	1,795	(354)	(95.5)
Iron ore	1,430	385	834	225	596	160.5
Coal	974	263	1,226	330	(251)	(67.7)
Coke	1,566	422	1,168	315	398	107.1
Coils	3	1	557	150	(554)	(149.3)
Metals	637	171	583	157	54	14.5
Outsourced slabs	154	41	1,253	338	(1,099)	(296.1)
Pellets	1,077	290	558	150	518	139.7
Scrap	141	38	178	48	(37)	(9.9)
Other	327	88	306	83	21	5.7
Labor	930	251	990	267	(60)	(16.1)
Other production costs	2,731	736	2,623	707	108	29.1
Energy / fuel	964	260	1,114	300	(150)	(40.5)
Services and maintenance	396	107	423	114	(27)	(7.3)
Tools and supplies	396	107	364	98	32	8.5
Depreciation	637	172	443	119	194	52.3
Other	337	91	277	75	60	16.1
Total	9,971	2,686	10,277	2,769	(306)	(82.4)

Mining

Costs of products sold attributable to our mining segment increased R$1,136 million, or 25.9%, from R$4,396 million in 2019 to R$5,532 million in 2020, mainly due to the depreciation of the real against the U.S. dollar, which effect increased the cost of our purchases of iron ore from third parties.

Logistics

Cost of services attributable to our logistics segment increased R$78 million, or 6.5%, from R$1,204 million in 2019 to R$1,282 million in 2020, mainly due to adjustments in fuel prices.

Energy

Cost of products sold attributable to our energy segment decreased R$139 million, or 52.1%, from R$267 million in 2019 to R$128 million in 2020, mainly due to a decrease in energy available for sale as a result of an increase in our proprietary consumption.

Cement

Cost of products sold attributable to our cement segment increased R$39 million, or 6.4%, from R$608 million in 2019 to R$647 million in 2020, mainly due to an increase in sales volume.

Gross Profit

Gross profit increased R$2,766 million, or 33.8%, from R$8,173 million in 2019 to R$10,939 million in 2020, due to an increase of R$4,628 million in net operating revenues, which was partially offset by an increase of R$1,862 million in cost of products sold, as discussed above.

Steel

Gross profit in the steel segment increased R$1,446 million, or 146.7%, from R$986 million in 2019 to R$2,432 million in 2020, due to the reasons discussed above.

Mining

Gross profit in the mining segment increased R$1,520 million, or 27.0%, from R$5,631 million in 2019 to R$7,151 million in 2020, due to the reasons discussed above.

Logistics

Gross profit in the logistics segment increased R$107 million, or 29.9%, from R$358 million in 2019 to R$465 million in 2020, due to the reasons discussed above.

Energy

Gross profit in the energy segment decreased R$14 million, or 23.7%, from R$59 million in 2019 to R$45 million in 2020, due to the reasons discussed above.

Cement

Gross profit (loss) in the cement segment increased R$248 million, or 670.3%, from gross loss of R$37 million in 2019 to gross profit of R$211 million in 2020, due to the reasons discussed above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased R$345 million, or 12.1%, from R$2,854 million in 2019 to R$2,509 million in 2020. Selling expenses decreased R$339 million, or 14.5%, from R$2,343 million in 2019 to R$2,004 million in 2020, mainly due to a decrease in average freight rates. General and administrative expenses decreased R$6 million, or 1.2%, from R$511 million in 2019 to R$505 million in 2020.

Other Operating Income (Expenses)

Net other operating expenses increased R$885 million, or 46.5%, from R$1,903 million in 2019 to R$2,788 million in 2020. Other operating expenses increased R$863 million, or 35.8%, from R$2,407 million in 2019 to R$3,270 million in 2020, mainly due to an increase of R$1,161 million in realization of our cash flow hedge accounting. These effects were partially offset by a decrease of R$243 million in idle capacity, resulting from R$547 million in maintenance of blast furnace no. 3 at Volta Redonda in 2019, as compared to R$304 million in delays in the initiation of operations in new mining fronts in 2020 and ramp-up of new dry tailings processes in the first quarter of 2020. In addition, other operating income decreased R$22 million, from R$504 million in 2019 to R$482 million in 2020, resulting from our recognition of R$147 million in indemnities receivable in 2020 relating to recurring failures in the supply of energy, as compared to our recognition of R$131 million in receivables in 2019 pursuant to contractual agreements.

Equity in Results of Affiliated Companies

Equity in results of affiliated companies decreased R$54 million, or 42.9%, from R$126 million in 2019 to R$72 million in 2020, mainly due to a decrease in the net income of our investees TLSA and MRS.

Operating Income

Operating income increased R$2,172 million, or 61.3%, from R$3,542 million in 2019 to R$5,714 million in 2020, due to the reasons discussed above.

Financial Income (Expenses), Net

Net financial expenses decreased R$1,335 million, or 62.6%, from R$2,131 million in 2019 to R$796 million in 2020, mainly due to R$1,190 million in gains on our shares in Usiminas, which we recorded as other operating income (expense) in 2019.

Income Taxes

Income tax expense in Brazil refers to federal income tax and social contribution. The statutory rates for these taxes applicable to the periods presented in this annual report were 25% for federal income tax and 9% for social contribution. Adjustments are made to income in order to reach the effective tax expense or benefit for each fiscal year. As a result, our effective tax rate is volatile among fiscal years.

At statutory rates, we had a tax expense of R$1,672 million in 2020 and R$480 million in 2019, which, in each case, represents 34% of our income before taxes. After adjustments to meet the effective income tax rates, we recorded an income tax and social contribution expense of R$626 million in 2020, as compared to a benefit of R$834 million in 2019. Expressed as a percentage of pre-tax income, our effective income tax rate was 13% in 2020 and (59)% in 2019. In 2020, in order to meet the effective income tax rate, we had a positive net adjustment of R$1,047 million, mainly due to a positive impact of R$1,540 million related to deferred income tax credits recognized in 2020, which effect was partially offset by R$520 million in tax on the results of subsidiaries at different rates or not taxed.

For further information, see note 18.a. to our audited consolidated financial statements included elsewhere in this annual report.

It is not possible to predict future adjustments to federal income tax and social contribution statutory rates, as they depend on interest on shareholders’ equity, tax incentives and non-taxable factors, including income from offshore operations and local subsidiaries, as well tax losses from offshore operations.

Net Income for the Year

In 2020, we recorded net income of R$4,293 million, as compared to R$2,245 million in 2019. The increase of R$2,048 million, or 91.2%, was due to the reasons discussed above.

Year 2019 Compared to Year 2018

Our consolidated results for the years ended December 31, 2018 and 2019 by business segment are presented below:

R$ millions	Year ended December 31, 2018
Consolidated Results	Steel	Mining	Port	Railway(1)	Energy	Cement	Corporate Expenses/ Elimination	Consolidated
Net revenue
Domestic market	10,328	972	266	1,506	411	588	(2,719)	11,353
Foreign market	5,306	5,012					1,297	11,615

Total net revenue	15,634	5,985	266	1,506	411	588	(1,421)	22,969
Cost of sales and services	(12,613)	(3,586)	(190)	(1,049)	(287)	(544)	2,163	(16,106)
Gross profit	3,021	2,399	76	457	124	44	742	6,863
General and administrative expenses	(985)	(145)	(35)	(106)	(28)	(96)	(1,362)	(2,758)
Depreciation	609	367	20	259	17	115	(213)	1,175
Proportional EBITDA of joint venture							568	568
Adjusted EBITDA(2)	2,645	2,621	61	610	113	63	(265)	5,849

R$ millions	Year ended December 31, 2019
Consolidated Results	Steel	Mining	Port	Railway(1)	Energy	Cement	Corporate Expenses/ Elimination	Consolidated
Net revenue
Domestic market	10,028	927	240	1,321	325	571	(2,462)	10,950
Foreign market	3,921	9,101	-	-	-	-	1,464	14,486
Total net revenue	13,949	10,028	240	1,321	325	571	(998)	25,436
Cost of sales and services	(12,963)	(4,396)	(173)	(1,030)	(267)	(608)	2,174	(17,263)
Gross profit	986	5,631	67	291	59	(37)	1,176	8,173
General and administrative expenses	(835)	(186)	(35)	(110)	(29)	(91)	(1,568)	(2,854)
Depreciation	700	476	31	388	17	140	(330)	1,422
Proportional EBITDA of joint venture	-	-	-	-	-	-	510	510
Adjusted EBITDA(2)	851	5,922	63	569	47	11	(212)	7,251

_________________

(1)	Railway logistics in our segment break-down includes our investee MRS, which is not consolidated in our unaudited interim consolidated financial information or our audited consolidated financial statements and is reflected only in equity in results of affiliated companies.
(2)	We calculate EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results from discontinued operations. We calculate adjusted EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results of discontinued operations, plus other operating income (expenses), equity in results of affiliated companies and the proportionate EBITDA of joint ventures. EBITDA and adjusted EBITDA are not measures of financial performance recognized under Brazilian GAAP or IFRS and they should not be considered alternatives to net income (loss) as measures of operating performance, or as alternatives to operating cash flows, or as measures of liquidity. EBITDA and adjusted EBITDA are not calculated using a standard methodology and may not be comparable to the definition of EBITDA or adjusted EBITDA, or similarly titled measures, used by other companies.

Net Operating Revenues

Net operating revenues increased R$2,468 million, or 11%, from R$22,969 million in 2018 to R$25,436 million in 2019, mainly due to increased sales volume and iron ore prices in the mining markets.

Net domestic revenues decreased R$403, or 4%, from R$11,353 million in 2018 to R$10,951 million in 2019, while net revenues of exports and sales abroad increased 25%, from R$11,615 million in 2018 to R$14,486 million in 2019, driven by increased sales volume and realized iron ore prices.

Steel

Steel net operating revenues decreased R$1,685 million, or 11%, from R$15,634 million in 2018 to R$13,949 million in 2019, and sales volume decreased 11%, from 5.1 million tons in 2018 to 4.5 million tons in 2019, mainly due to (i) our sale of Heartland Steel Processing, LLC in 2018 and (ii) the slowdown of the global economy in 2019.

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

Cost of Products Sold

Consolidated cost of products sold increased R$1,158 million, or 7%, from R$16,106 million in 2018 to R$17,263 million in 2019, mainly due to the 18.5% appreciation of the U.S. dollar against the real in 2019 that resulted in higher raw materials prices, as well as an increase in iron ore volume sold and maintenance on our blast furnace no. 3.

Steel

Consolidated steel costs of products sold were R$12,963 million in 2019, representing a 3% increase as compared to R$12,613 million in 2018, mainly due to lower proprietary production in 2019 of materials used in steel production as a result of maintenance on our blast furnace no. 3, which resulted in purchases of these materials from third parties at higher prices.

The following table sets forth a breakdown of our steel production costs in the periods presented. Except for coal and coke, which we import, and certain metals (such as aluminum, zinc and tin) with domestic prices linked to international prices, our production costs are mostly denominated in reais.

Steel Production Cost	2019		2018		Variation 2019 v. 2018
	R$ million	R$/ton	R$ million	R$/ton	R$ million	R$/ton
Raw materials	6,664	1,795	5,414	1,364	1,250	430.7
Iron ore	834	225	881	222	(46)	2.9
Coal	1,226	330	1,508	380	(282)	(49.8)
Coke	1,168	315	1,291	325	(123)	(10.7)
Coils	557	150	0	0	557	150.2
Metals	583	157	788	199	(74)	(8.5)
Outsourced slabs	1,253	338	30	8	1,222	329.8
Pellets	558	150	467	118	91	32.6
Scrap	178	48	225	57	(48)	(8.9)
Other	306	83	223	56	(48)	(6.8)
Labor	990	267	912	230	78	36.9
Other production costs	2,623	707	2,618	659	4	46.5
Energy / fuel	1,114	300	1,179	297	196	68.8
Services and maintenance	423	114	638	161	(320)	(73.2)
Tools and supplies	364	98	354	89	10	9.0
Depreciation	443	119	390	98	53	21.0
Other	277	75	57	14	64	20.9
Total	10,277	2,769	8,944	2,253	1,331	514.1

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

Other Operating Income (Expenses)

Other operating income (expenses) decreased R$4,608 million from net other operating income of R$2,705 million in 2018 to net other operating expense of R$1,903 million in 2019.

Other operating income decreased R$3,532 million, from R$4,036 million in 2018 to R$504 million in 2019, mainly due to the following events in 2018: (i) from other comprehensive income of the accumulated gain of R$1,656 million generated from Usiminas shares, which we measured at fair value through profit or loss upon adoption of IFRS 9 as of January 1, 2018, (ii) R$1,164 million recognized from the sale of Heartland Steel Processing, LLC in June 2018 and (iii) recognition of tax credits from the PIS and COFINS calculation basis of prior years in the amount of R$1,102 million in 2018 as compared to R$124 million in 2019, which tax credits we recognized as other operating income with a corresponding monetary correction as financial income.

Other operating expenses increased R$1,076 million, from R$1,331 million in 2018 to R$2,407 million in 2019, mainly due to the realization of our cash flow hedge accounting in the amount of R$790 million in 2019 and the classification of operating idleness in the amount of R$547 million in 2019 due to maintenance on our blast furnace no. 3.

Equity in Results of Affiliated Companies

Equity in results of affiliated companies decreased R$10 million, or 7%, from R$136 million in 2018 to R$126 million in 2019, mainly due to a decrease in the results of TLSA and MRS.

Operating Income

Operating income decreased R$3,405 million, or 49%, from R$6,947 million in 2018 to R$3,542 million in 2019, due to the reasons discussed above.

Financial Income (Expenses), Net

Financial income (expenses) generated net financial expenses of R$2,131 million in 2019, as compared to net financial expenses of R$1,496 million in 2018, representing an increase in net financial expenses of R$635 million, mainly due to (i) recognition of monetary adjustment applicable on tax credits of PIS and COFINS of R$1,134 million in 2018 as compared to R$206 million in 2019, because we had overpaid PIS and COFINS since 2001 due to the inclusion of value-added tax in their bases of calculation for which we filed a tax claim and obtained a favorable judgment in 2018; (ii) R$120 million in interest incurred in 2019 on prepayments for sales of iron ore to be delivered over the course of five years; (iii) R$72 million in premiums paid in our repurchases of outstanding notes in 2019; and (iv) financial income of R$72 million in 2018 related to present value adjustments on accrued environmental liabilities, which we did not have in 2019. These effects were partially offset by fluctuation of the U.S. dollar/real exchange rate, which generated a foreign exchange gain of R$53 million in 2019 as compared to a foreign exchange loss of R$534 million in 2018.

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

5B. Liquidity and Capital Resources

Overview

Our main uses of funds are capital expenditures and debt repayments. We have historically met these requirements with cash generated by our operating activities and through the issuance of short and long-term debt instruments. In 2020, we met our cash needs primarily through a combination of operating cash flow, cash and cash equivalents on hand and newly issued long-term debt instruments in order to repay the portion of our total debt maturing in 2020.

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

Sources of Funds and Working Capital

Cash Flows

Cash and cash equivalents increased R$8,856 million in 2020, compared to a decrease of R$1,159 million in 2019.

Operating Activities

Cash provided by operating activities was R$4,872 million in 2019 and R$9,577 million in 2020. The increase of R$4,705 million in cash provided by operating activities was mainly due to an increase of R$3,626 million in net income adjusted by certain reconciling items that do not represent cash receipts or disbursements, such as depreciation and amortization expenses, deferred income taxes, foreign exchange variations and changes in the fair value of our Usiminas shares, as well as net changes in certain operating assets and liabilities, such as increases of R$974 million in inventories, R$852 million in taxes recoverable, R$814 million in suppliers and R$1,374 million in taxes payable, which effects were partially offset by decreases of R$518 million in accounts receivable and R$2,535 million in advances from customers, as well as R$300 million in cash settlement of our derivative instruments related to the Platts Iron Ore Index (62% Fe CFR China).

Investing Activities

Cash used in investing activities was R$2,236 million in 2019 and R$1,864 million in 2020. The decrease of R$372 million in cash used in investing activities was mainly due to a decrease of R$533 million in capital expenditures, from R$2,216 million in 2019 to R$1,683 million in 2020, which effects were partially offset by a R$250 million decrease in financial investments, net of withdrawals.

Financing Activities

Cash used in financing activities was R$3,789 million in 2019 and cash provided by financing activities was R$1,185 million in 2020. The increase of R$4,974 million in our cash provided by financing activities was mainly due to (i) a decrease of R$5,326 million in payments on our outstanding debt, from R$11,775 million in 2019 to R$6,449 million in 2020, and (ii) a decrease of R$1,611 million in payment of dividends, from R$1,920 million in 2019 to R$309 million in 2020. These effects were partially offset by a decrease of R$1,983 million in new borrowings, from R$10,069 million in 2019 to R$8,086 million in 2020.

Trade Accounts Receivable Turnover Ratio

Our trade accounts receivable turnover ratio, which is the ratio between our trade accounts receivable and our net operating revenues, measured in days of sales, was 27 days, 25 days and 23 days as of December 31, 2018, 2019 and 2020.

Inventory Turnover Ratio

Our inventory turnover ratio, which we measure by dividing our inventories by our annualized cost of products sold, measured in days of cost of products sold, was 99 days, 92 days and 64 days as of December 31, 2018, 2019 and 2020, respectively.

Trade Accounts Payable Turnover Ratio

Our trade accounts payable turnover ratio, which we measure by dividing our trade accounts payable by our cost of products sold, measured in days of cost of products sold, was 78 days, 84 days and 94 days as of December 31, 2018, 2019 and 2020, respectively. This extension in payment terms reflects our renegotiation of commercial terms with our suppliers and contractors.

Liquidity Management

Given the capital intensive and cyclical nature of our industry and the generally volatile Brazilian macroeconomic environment, we retain cash on hand to run our operations and to meet our short-term financial obligations. As of December 31, 2020, cash and cash equivalents were R$9,945 million, as compared to R$1,089 million as of December 31, 2019 and R$2,248 million as of December 31, 2018.

As of December 31, 2020, our short-term and long-term indebtedness accounted for 11.7% and 88.3%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately 42 months, not considering our perpetual bonds issued in September 2010.

Capital Expenditures and Investments

In 2020, we had capital expenditures and investments of R$1,698 million, mainly as follows:

•	R$848 million in our steel segment: productivity and modernization projects to improve performance, including major repairs on our blast furnace no. 2, coke battery revamp, automation and efficiency improvements, maintenance and spare parts in all our steel facilities.
•	R$710 million in our mining segment: projects in iron ore beneficiation to increase iron recovery, quality, reduce reliance on dams and turn part of waste into product; renewal of mine equipment fleet, maintenance and safety measures on our tailings dams; sustainability, maintenance and spare parts in all our mining facilities and ports.
•	R$76 million in our cement segment: sustaining projects in our Volta Redonda and Arcos plants.

Due to measures we adopted in 2020 to preserve cash in light of the uncertainty generated by the COVID-19 global pandemic, we prioritized the conclusion of our main ongoing projects, maintenance investments for our operations and investments to comply with environmental and safety requirements.

Debt and Derivative Instruments

As of December 31, 2020 and 2019, our total debt (composed of current and non-current portions of borrowings and financings) was R$35,270.7 million and R$27,967.0 million (including transactions costs), respectively, which represents 313.5% and 246.1% of shareholders’ equity as of December 31, 2020 and 2019, respectively. As of December 31, 2020, our short-term debt (composed of current borrowings and financings, which includes the current portion of long-term debt) was R$4,126.5 million and our long-term debt (composed of non-current borrowings and financings) was R$31,144.2 million.

As of December 31, 2020, approximately 28.3% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars.

Our policy is to protect ourselves against foreign exchange losses and interest rate losses on our debt, which we do through hedge accounting.

The following table sets forth our borrowings, financing and debentures, which we record at amortized cost:

	As of December 31, 2020
	Current liabilities	Non-current liabilities
	(in thousands of R$)

Debt agreements in the international market
Variable interest:
US$
Prepayment	1,119,558	3,457,105
Fixed interest:
US$
Bonds, Perpetual Bonds and ACC(1)	426,676	19,898,213
EUR
Others	326,970	143,503
	1,873,204	12,888,686
Debt agreements in Brazil
Securities with variable interest in:
R$
BNDES/FINAME, Debentures, NCE and CCB	2,282,279	7,716,307
Total borrowings and financing	4,155,483	31,215,128
Transaction costs and issue premiums	(29,030)	(70,928)
Total borrowings and financing + transaction costs	4,126,453	31,144,200

For more information, see notes 13 and 14 to our audited consolidated financial statements included elsewhere in this annual report.

Debt Maturity Profile

In January 2020, we issued US$1.0 billion in aggregate principal amount of 6.750% notes due 2028, part of which proceeds we used to repurchase US$263.0 million in aggregate principal amount of 6.50% notes due 2020 issued by our Luxembourg financing subsidiary CSN Inova Ventures (formerly CSN Resources S.A.) and guaranteed by us. In July 2020, the remaining US$170.6 million in aggregate principal amount of such notes matured.

In April 2020, we extended the maturity of R$1.3 billion in financing with Banco do Brasil S.A., originally scheduled for May 2020 to March 2021, to 2022.

In June 2020, we extended the maturity of R$300.0 million in financing with Caixa Econômica Federal S.A., originally scheduled for June and September 2020, to 2021 and 2024, respectively.

In October 2020, we issued US$300.0 million in aggregate principal amount of additional 6.750% notes due 2028.

In addition, in 2020, we also extended to 2022 the maturities of R$618.0 million in financings with other financial institutions, originally scheduled for 2020, to 2022.

The following chart sets forth our debt maturity profile as of December 31, 2020:

_________________

* Does not consider accrued interest, transaction costs or premiums on issuance.

The following table sets forth the maturity profile of our long-term debt as of December 31, 2020, gross of transaction costs and premiums on issuance:

Maturity	Principal Amount
(in thousands of R$)
2021	4,155,483
2022	5,542,647
2023	8,603,471
2024	1,416,308
2025	68,595
2026	3,186,608
After 2026	7,200,799
Perpetual bonds	5,196,700
Total	35,370,611

For information on our debt reprofiling initiatives in the first quarter of 2021, see “Item 4. Information on the Company—4A. History and Development of the Company—Recent Developments—Debt Reprofiling.”

5C. Research and Development and Innovation

We have over 70 years of experience in research, development and innovation and were the first Brazilian steelmaker to produce tinplate, coated and pre-painted steel.

We aim to provide an innovative approach to our operations in each of our business segments and our team CSN Inova and our Research and Development Center, or R&D Center, are entirely dedicated to providing innovative solutions.

Established in 2018, our team CSN Inova is responsible for leading and disseminating our innovation strategy and processes throughout our business segments by presenting new methodologies to address the challenges we face, leading our digital developments and searching for new business development opportunities. In addition, our wholly owned subsidiary CSN Inova Ventures initiated its venture capital operations in 2020, focused primarily in investing in start-ups and other companies dedicated to providing innovative solutions that can serve us and our businesses.

Our R&D Center, located in Volta Redonda, counts with our highly qualified product development management team to develop new products to increase our competitiveness. This team seeks to optimize our product mix and to expand our product portfolio in order to gain market share across our different business segments, as well as to implement new technologies for our production processes. For the automotive sector, for example, we are working on the development of third generation Advanced High Strength Steels (AHSS), including Multi Phase and Press Hardening Steel.

Our R&D Center comprises 17 laboratories that conduct analysis related to the chemical, mechanical and metallurgical characteristics if our products, with advanced equipment such as a SEM (Scanning Electron Microscopy), a VIM (Vacuum Induction Furnace) and a Gleeble 3500 type Thermo-Mechanical Processor to improve our product development and processes. We also have a laboratory dedicated to environmental monitoring, which is certified by the Brazilian government, as well as a modern installation with state-of-the-art tools for numerical simulation, which we use to evaluate and optimize our production processes and to develop and test our products without the need for expensive and time-consuming physical tests. In addition, we have a virtual reality room that we also use to develop and test our products and to evaluate their safety, aesthetic and ergonomic characteristics.

5D. Trend Information

The COVID-19 pandemic significantly affected the global economy in 2020, including in Brazil and our main export markets. While our operations, principally in our steel segment, were affected in the first half of 2020 by developments relating to the pandemic, we have adapted to measures imposed by Brazilian authorities to contain the spread of COVID-19. While the full effects of developments relating to the COVID-19 pandemic on the global economy, the industries in which we operate and our operations remain uncertain, we have not identified risks to our continuity of operations and have substantially maintained our operating assumptions unchanged. As of the date of this annual report, we generally expect a positive trend in the demand environment in 2021 as the global economy recovers from the economic crisis resulting from the pandemic and, consequently, a plateau in global steel prices and iron ore prices, which had a steep increase in 2020. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—The outbreak of communicable diseases such as the ongoing COVID-19 global pandemic may affect investment sentiment, cause operational disruptions and result in sporadic volatility in global markets.”

For information on trends in the steel and mining markets, see “—5A. Operating Results—Overview—Steel Market” and “—5A. Operating Results—Overview—Mining Market.”

5E. Off-Balance Sheet Arrangements

In addition to the debt that is reflected on our balance sheet, we have the following guarantees of debt of other companies and “take-or-pay” contractual obligations:

Guarantees of Debt

We guarantee 100% of the loans granted by BNDES and Banco do Nordeste/FNE to TLSA and 50.97% of the debentures held by FDNE and issued by TLSA. The aggregate principal amount outstanding under the loans and debentures guaranteed by us as of December 31, 2020 was R$2,279 million.

Under the TLSA Investment Agreement we and our partners, Valec and FDNE, agreed on a budget of R$7.5 billion to complete the construction of Northeastern Railway System II. A revised budget of approximately R$13.2 billion is under review and up for approval by ANTT. If the construction of Northeastern Railway System II requires funds in addition to the budget, they will be provided by us or third parties under trackage right agreements.

“Take-or-Pay” Contractual Obligations

	Payments in the period
Type of service	2019	2020	2021	2022	2023	After 2023	Total

Transportation of iron ore, coal, coke, steel products, cement and mining products	1,555	947	1,195	1,196	1,196	3,476	7,062
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets	959	1,044	674	29	25	191	919
Processing of slag generated during pig iron and steel production	56	76	13	9	3	-	25
Manufacturing, repair, recovery and production of ingot casting machine units	6	8	0	-	-	-	0
Oil storage and handling	-	2	2	2	2	0	5
Labor and consultancy services	27	32	28	27	27	192	275
	2,604	2,109	1,913	1,262	1,252	3,860	8,287

Transportation of Iron Ore, Coal, Coke, Steel Products, Cement and Mining Products

MRS

Following is a description of our take-or-pay contractual obligations under our outstanding agreements with MRS:

Transportation of Iron Ore, Coal and Coke to Volta Redonda

In 2020, the volume set for iron ore and pellets was 6.4 mkt and the volume set for coal, coke and other smelter products was 3.0 mkt, with a guarantee of payment of at least 85% of forecast annual revenue.

Transportation of Iron Ore for Export from Itaguaí

In 2020, the volume set for iron ore was 41.5 mkt, with a guarantee of payment of at least 85%. We may increase by up to 10% or decrease by up to 15% the volume set in the agreement every year, considering the volume informed in the previous year.

Transportation of Steel Products

In 2020, the volume set for steel products was 1.8 mkt, with a guarantee of payment of at least 80%. The agreement covers the transportation of steel products from the Presidente Vargas Steelworks to third party terminals and customers.

Cement Transportation

This agreement covers transportation of bagged cement from the cement plant at Presidente Vargas to our terminals. In 2020, the volume set was 633.6 kt, with a guarantee of payment of at least 80%.

Ferrovia Centro Atlântica

Following is a description of our take-or-pay contractual obligations under our outstanding agreements with Ferrovia Centro Atlântica:

Transportation of Clinker

This agreement covers transportation of clinker products from the city of Arcos to the city of Volta Redonda. In 2020, the volume set was 660 kt, with a guarantee of payment of at least 90%.

Transportation of Limestone

This agreement covers transportation of limestone from the city of Arcos to the city of Volta Redonda. In 2020, the volume set for limestone was 1.8 mkt, with 70% of performance volume guarantee.

The calculation of “take-or-pay” contracts with Ferrovia Centro Atlântica considers the total volume performed in clinker and limestone contracts, regardless of the percentage transported of each.

Supply of Power, Natural Gas, Oxygen, Nitrogen, Hydrogen, Argon and Iron Ore Pellets

We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas Steelworks. These gases are supplied by a third party under a long-term contract from its gas production facilities located on the Presidente Vargas Steelworks site. To secure gas supply (oxygen, nitrogen and argon), in 1994, we signed a 22-year “take-or-pay” agreement with White Martins under which we are committed to acquire at least 90% of the gas volume guaranteed in the contract. Under the terms of the agreement, we are not required to advance funds raised against future processing charges if White Martins is unable to meet its financial obligations. Although the original term of the agreement ended in November 2016, White Martins continues to supply gas while we negotiate a new agreement.

5F. Tabular Disclosure of Contractual Obligations

The following table presents our long-term contractual obligations as of December 31, 2020:

	Payment due by period
	(in millions of R$)

Contractual Obligations		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

Long-term accrued finance charges(1)	14,111	1,392	2,140	1,298	9,281
Taxes payable in installments	205	45	88	71	-
Long-term debt(2)	31,144	5,522	9,980	3,246	12,396
“Take-or-pay” contracts	8,287	1,913	2,514	2,495	1,365
Derivatives swap agreements(3)	97	-	-	97	-
Leasing agreements(4)	530,131	93,626	143,227	115,398	177,880

Purchase Obligations
Raw materials(5)	10,441	7,641	1,877	923	-
Maintenance(6)	606	474	126	6	-
Utilities/fuel(7)	1,459	1,058	377	24	-
Total	12,506	9,173	2,380	953	-

(1)	These accrued finance charges refer to the cash outflow related to the contractual interest expense of our long-term debt and were calculated using the contractual interest rates taken forward to the maturity dates of each contract.
(2)	These amounts were presented net of transaction costs and issue premiums.
(3)	Derivative swap agreements were calculated based on market prices as of December 31, 2020.
(4)	Refers to leasing agreements, including variable payments that are in practice fixed when based on minimum performance and contractually fixed rates.
(5)	Refers mainly to purchases of coal, tin, aluminum and zinc, which comprise part of the raw materials for steel manufacturing and take-or-pay contracts.
(6)	We have outstanding contracts with several contractors in order to maintain our plants in good operating conditions; due to the strong demand for specialized maintenance service, the term of some of these contracts is for more than one year.
(7)	Refers mainly to natural gas, power supply and cryogenics, which are provided by limited suppliers; and with some of which we maintain long-term contracts.

5G. Safe Harbor

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

6A. Directors and Senior Management

General

We are managed by our board of directors (conselho de administração), which consists of up to eleven members, and our board of executive officers (diretoria executiva), which consists of two to nine executive officers (one of whom is the chief executive officer). In accordance with our bylaws (estatuto social), each director is elected for a term of two years by our shareholders at an annual shareholders’ meeting. Our bylaws require our employees to be represented by one director on the board of directors. The members of our board of executive officers are appointed by our board of directors for a two-year term.

Our board of directors is responsible for setting general guidelines and policies for our business and our board of executive officers is responsible for the implementation of such guidelines and policies and for our day-to-day operations. As of the date of this annual report, our board of directors comprises one chairman and four members, and our board of executive officers comprises our chief executive officer and three executive officers.

Our board of directors holds at least six ordinary meetings per year and extraordinary meetings whenever necessary.

Our directors and executive officers as of the date of this annual report are:

Name	Position	Age(1)	First Elected on	Last Elected on
Board of Directors
Benjamin Steinbruch	Chairman	67	April 23, 1993	April 26, 2019
Fabiam Franklin	Member	53	April 28, 2016	April 26, 2019
Yoshiaki Nakano	Member	76	April 29, 2004	April 26, 2019
Antonio Bernardo Vieira Maia	Member	61	April 30, 2013	April 26, 2019
Miguel Ethel Sobrinho	Member	74	April 26, 2019	April 26, 2019

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer	67	April 30, 2002	September 25, 2019
Marcelo Cunha Ribeiro	Chief Financial and Investor Relations Officer	43	September 29, 2017	September 25, 2019
David Moise Salama	Executive Officer	54	August 2, 2011	September 25, 2019
Luis Fernando Barbosa Martinez	Executive Officer	57	August 2, 2011	September 25, 2019
Eduardo Guardiano Leme Gotilla	Executive Officer	40	February 2, 2021	February 2, 2021
_______________________
(1)	Age as of the date of this annual report.

The next election for our board of directors is expected to take place in April 2021. The next election for our board of executive officers is expected to take place in September 2021.

Board of Directors

Following is a brief biography of the members of our board of directors:

Benjamin Steinbruch. Mr. Steinbruch has been a member of our board of directors since April 1993 and has held the position of chairman since April 1995 and of chief executive officer since April 2002. He is in charge of our mining, railways and institutional strategy. He is chairman of the board of directors of CSN Mineração (controlled by us), and chairman of the deliberative council of the CSN Foundation. He also holds the position of chairman of the board of directors of Textília S.A., or Textília, Fibra Cia. Securitizadora de Créditos Imobiliários, Elizabeth S.A. – Indústria Têxtil and Vicunha Steel S.A., or Vicunha Steel, and of vice chairman of the board of directors of Vicunha Aços S.A., or Vicunha Aços; he is member of the board of directors of Vicunha Participações S.A. and, officer of Rio Purus Participações S.A., Rio Iaco Participações S.A., or Rio Iaco Participações, and administrator of Fazenda Alvorada de Bragança Agro-Pastoril Ltda. (all these companies belong to our controlling group). He has been chairman of the board of directors of the Jockey Club of São Paulo since 2017, member of the Board of Economic and Social Development since 2014, member of the Administrative Board of the Portuguese Chamber and member of the Interinstitutional Advisory Board of the Superior Court of the state of São Paulo. In the past five years, he has served as first vice president of the Federation of Industries of the state of São Paulo (Federação das Indústrias do Estado de São Paulo), or FIESP, member of FIESP’s Superior Strategic Board, advisor to the Robert Simonsen Institute, chairman of the board of directors of Nacional Minérios S.A. (merged into CSN Mineração in 2015), TLSA and FTL and administrator of Haras Phillipson Ltda. (dissolved in November 2017). Mr. Steinbruch graduated from the Fundação Getulio Vargas – FGV/SP Business School and specialized in marketing and finance also at Fundação Getulio Vargas – FGV/SP.

Fabiam Franklin. Mr. Franklin has, since April 2016, been a member of our board of directors and chairman of the Advisory Council of CSN’s Stock Investment Fund (CSN Invest Fundo de Investimentos em Ações). He was a member of the board of directors of the Brazilian Association of Metallurgy and Mining (Associação Brasileira de Metalurgia, Materiais e Mineração) from 2015 to 2017. He also coordinated the CSN Financial Education Program from 2008 to 2017. He has been a production general manager with us since November 2002, having worked in the metallurgy reduction, steel metallurgy and, currently, metal sheets units. Mr. Franklin graduated in metallurgical engineering from Universidade Federal Fluminense – UFF/RJ and specialized in reduction metallurgy at the Mc Master University, Hamilton, Canada. He holds a master’s in business management from Fundação Dom Cabral – Belo Horizonte/MG and a master’s degree in economics from IBMEC.

Yoshiaki Nakano. Mr. Nakano has been a member of our board of directors since April 2004, and a member of our audit committee since June 2005, serving as chairman of the audit committee since October 2017. He also serves as a member of the board of directors of TLSA (company jointly controlled by us) and as a member of the audit committee of CSN Mineração (controlled by us). In the past five years, Mr. Nakano was a professor of economics at Fundação Getulio Vargas – FGV/SP and has served as director of the School of Economics of Fundação Getulio Vargas – FGV/SP since 2003. He was also a member of the Economy Superior Council (Conselho Superior de Economia – COSEC) of FIESP/Instituto Roberto Simonsen and a board member of the Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP, until 2015. Previously, Mr. Nakano served as Special Secretary for Economic Affairs in the Ministry of Finance and as Finance Secretary of the state of São Paulo. Mr. Nakano graduated in business administration from Fundação Getulio Vargas and has a master’s in business administration and a Ph.D. from Cornell University.

Antonio Bernardo Vieira Maia. Mr. Maia was elected member of our board of directors in April 2013 and has been a member of our audit committee since August 2013. He served as chairman of the audit committee from May 2014 to October 2017. He was also a member of our Financial Committee from October 2014 to December 2016, member of the board of directors of TLSA (company jointly controlled by us) and of FTL and CSN Mineração (controlled by us). He has also been chief executive officer of BRG Capital Ltda. since July 2005. From April 1995 to May 2005, he was officer of Credit Suisse/Banco Garantia de Investimentos S.A. He began his career in Citibank Brazil as an intern in 1982 and moved to New York in 1986, where he first worked as an Institutional Investment Analyst of Citigroup for Latin America, until becoming an officer of Citibank New York. Prior to that, he worked as an associate at Banco Bozano Simonsen de Investimentos in Rio de Janeiro from August 1979 to December 1981, and he served as a member of the board of directors of Banque Bénédict Hentsch & Cie. S.A., Geneva, Switzerland, from April to December 2006. He graduated in 1981 with a degree in business and public administration from Fundação Getulio Vargas.

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

Board of Executive Officers

Following is a brief biography of the members of our board of executive offers:

Benjamin Steinbruch. See “—Board of Directors.”

Marcelo Cunha Ribeiro. Mr. Ribeiro was elected as an executive officer in September 2017, and is in charge of the treasury, controller, tax and accounting areas. He is our chief financial officer and, since March 2018, our chief investor relations officer. He is a member of the board of directors of FTL (controlled by us), Transnordestina Logística S.A. (a company jointly controlled by us) and CSN Mineração (controlled by us), and a member of the Deliberative Council of Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional, or CBS. He is also serves as an officer of Minérios Nacional and Equimac S.A. Prior to joining us, Mr. Ribeiro was chief financial officer of St. Marche Group, vice president of finance and investor relations of Restoque Comércio e Confecções de Roupas S.A., chief financial officer of Grupo SBF (GP Investimentos Ltd), Managing Director of the Private Equity area of GP Investimentos Ltd. and chief financial officer of San Antonio International Ltd. He was also a member of the board of directors of Hopi Hari S.A., Telemar Norte Leste S.A. (Oi S.A.), Contax Participações S.A., Estácio Participações S.A., Magnesita Refratários S.A. and BR Towers SPE1 S.A. Mr. Ribeiro graduated in production engineering from the University of São Paulo and has a master’s in business administration from Harvard Business School.

David Moise Salama. Mr. Salama was elected as an executive officer in August 2011 and is in charge of the real estate, insurance and credit areas. He has been with us since 2006, having acted as investor relations officer. He also serves as officer of Estanho de Rondônia S.A., Companhia Florestal do Brasil and CSN Energia S.A. and is a member of the board of directors of CBSI – Companhia Brasileira de Serviços de Infraestrutura, Itá Energética S.A., Lusosider Aços Planos, S.A., Lusosider Projectos Siderúrgicos, S.A., Lusosider Ibérica, S.A., CSN Islands VII Corp. and CSN Islands XII Corp. He is also a member of the Deliberative Council of Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional and deputy member of the board of directors of Transnordestina Logística S.A. (a company jointly controlled by us) and FTL (controlled by us). Prior to joining CSN, Mr. Salama acted as Financial Officer at Tecnisa Engenharia e Comércio, Birmann Comércio e Empreendimentos and Goldfarb Comércio e Construções, was the head of consolidated financial information of Unilever Brasil and acted as senior auditor at PwC. Mr. Salama graduated in accounting and has a master’s in business administration in finance, both from the School of Economics, Business and Accounting of the University of São Paulo / FEA-USP. He complemented his academic education by attending the Oxford Advanced Management and Leadership Program of Saïd Business School at Oxford University, England, and the Harvard Law School Program on Negotiation at Harvard University.

Luis Fernando Barbosa Martinez. Mr. Martinez was elected as an executive officer in August 2011, and is in charge of the commercial and logistics areas of the steel, cement and special sales segment. He has been with us since 2002, having previously acted as sales officer. He is a member of the board of directors of Lusosider – Aços Planos S.A., Lusosider Projectos Siderúrgicos S.A., Lusosider Ibérica S.A., CSN Islands VII Corp., CSN Islands XII Corp., CSN Mineração, SWT, CSN Mining Holding S.L.U., CSN Steel Holdings 1, S.L.U., CSN Productos Siderúrgicos, S.L.U., CSN Mining Asia Limited and MRS, and a member of the Deliberative Council of Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional. Mr. Martinez is also a member of the board of directors of Associação Brasileira de Metalurgia, Materiais e Mineração, or ABM, and deputy member of the board of directors of FTL (controlled by us) and Transnordestina Logística S.A. (a company jointly controlled by us). He is also currently serving as an officer of Estanho de Rondônia S.A., CSN Energia S.A., Companhia Metalúrgica Prada and CSN Cimentos S.A. Since March 2017 he is also member of the board of officers of Câmara de Comércio e Indústria Brasil – Alemanha. Prior to joining CSN, Mr. Martinez was a sales officer at Alcan Alumínio do Brasil S.A., having worked there for 14 years in different departments (processing, quality, product/market development and sales). He also acted as Executive Officer of the Brazilian Center of Steel Construction – CBCA and of the Brazilian Association of Metallic Construction, and he was president of the Brazilian Association of Steel Packaging – ABEAÇO. In 2016, Mr. Martinez received the prize Prêmio Barão de Mauá – Instituto Mauá de Tecnologia as Professional and Market Highlight. Mr. Martinez graduated with a degree in Metallurgical Engineering from Instituto Mauá de Tecnologia, has a graduate degree in industrial management from the School of Production Engineering of the University of São Paulo and completed the Corporate Management Development Program at Alcan Aluminum Limited in Montreal, Canada.

Eduardo Guardiano Leme Gotilla. Mr. Leme joined us as executive officer in February 2021 and is responsible for our new projects. He is a member of the boards of directors of MGI ±Minas Gerais Investimentos and CODEMIG/CODEMGE. Before joining us, he was a member of the board of directors of BB Previdência and chairman of the board of directors of Magnesita Refratários S.A. He was also global chief financial officer of RHI Magnesita in London, where he previously served as vice president of corporate finance and investor relations, and chief financial officer of Magnesita Refratários S.A. He held several finance positions, mainly in private equity controlled multinational companies, and has experience in corporate finance, tax management, capital strategy, turnaround, performance management and investor relations. He holds a bachelor’s degree in economics and finance from the Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais – IBMEC).

Indemnification of Officers and Directors

There is no provision for or prohibition against the indemnification of officers and directors under Brazilian law or our bylaws. Pursuant to Brazilian Corporate Law, officers are generally not individually liable for acts performed within the course of their duties. Subject to the terms of the indemnity agreements entered into by us and our directors and officers, we may indemnify, or maintain liability insurance covering, our directors, officers and certain key employees against liabilities incurred in connection with their respective positions with us.

6B. Compensation

For the year ended December 31, 2020, the aggregate compensation paid by us to all members of our board of directors and board of executive officers for services in all capacities was R$40.6 million, which includes salaries, bonuses, profit sharing arrangements and benefits, such as medical assistance, pension plan contributions and life insurance, among others. For the year ended December 31, 2020, the aggregate compensation paid by us to all members of our fiscal committee for services was R$0.7 million.

See “—6D. Employees” for a brief description of our profit sharing arrangements.

6C. Board Practices

Fiscal Committee

Under Brazilian Corporate Law, shareholders may request the appointment of a fiscal committee (conselho fiscal), which is a corporate body independent of management and our external auditors. The primary responsibility of the fiscal committee is to monitor management’s activities, review financial statements and report findings to shareholders. As of the date of this annual report, we have a fiscal committee in place, which was most recently elected by our annual shareholders’ meeting in April 2019, with a term until our next annual shareholders’ meeting in April 2020. Our fiscal committee comprises three effective members and three alternate members, of which one effective member and the respective alternate were appointed by our minority shareholders.

The members of our fiscal committee as of the date of this annual report are:

Name	Position	Age(1)	First Elected on	Last Elected on
Tufi Daher Filho	Chairman	61	June 29, 2018	April 30, 2020
Valmir Pedro Rossi	Member	59	April 30, 2020	April 30, 2020
André Coji	Member	56	June 29, 2018	April 30, 2020
_______________________
(1)	Age as of the date of this annual report.

Following is a brief biography of the members of our fiscal committee.

Tufi Daher Filho. Mr. Daher has been a member of our fiscal committee since June 2018. He is coordinator of the audit committee of CSN Mineração, as well as a member of Manhattan Construtora’s board of directors since January 2021. He has also been a member of the deliberative council of Apafass – Associação dos Participantes e Assistidos da Fundação Atlântico de Seguridade Social since March 2017. He owns TDF Consultoria Empresarial Ltda., is partner of Empreendimentos e Construtora Ltda. and owns the Loungerie, Osklen and Richards franchises in Urberlândia, Minas Gerais. In the last five years, Mr. Daher was member of the board of directors of CPTM – Companhia Paulista de Trens Metropolitanos (until January 2019), technical advisor of Hidrovias do Brasil S.A. (until 2018), officer of Metalic, president of the board of directors and chief executive officer of MRS. He was also a member of the board of directors of the National Association of Railroad Companies (Associação Nacional dos Transportadores Ferroviários – ANTF). Mr. Daher graduated in civil engineering from Universidade Católica de Minas Gerais. He has participated in a vocational course taught by the Japan International Cooperation Agency related to transportation planning. Mr. Daher also holds a master’s degree in business administration from Fundação Dom Cabral and has participated in an advanced management program in partnership with INSEAD in France.

Valmir Pedro Rossi. Mr. Rossi has been a member of our fiscal committee since April 2020. He is also a member of the fiscal committee of CADAM S.A., alternate member of the fiscal committee of Banco Santander Brasil S.A. and member of the audit and integrity committee of BRF S.A. and Grupo Simper S.A. He holds a certificate as Adviser for executive boards and supervisory boards from the IBGC – Instituto Brasileiro de Governança Corporativa. In the last five years, Mr. Rossi worked as an accountant at Casfor Org. Contábeis and Bertol S.A. and as a consultant at Sebrae RS. He also worked for 30 years at Banco do Brasil S.A. and was president of Banco da Amazônia S.A., a publicly traded federal bank headquartered in Bélem. He served as a member of the board of directors or fiscal committee of the following companies: Metalúrgica Gerdau S.A., Brasilprev S.A., BB Seguridade S.A., Banco da Amazônia S.A. and Kepler Weber S.A, in addition to several entities and associations. Mr. Rossi graduated in accounting from the University of Passo Fundo, with a postgraduate degree in finance from the University of Caxias do Sul and in marketing from PUC Rio de Janeiro and has a Master’s in business administration from the Unversity of São Paulo and in business management from UNB-Brasília.

André Coji. Mr. Coji has been a member of our fiscal committee since June 2018. He is an effective member of the fiscal committee of Via Varejo S.A. He is also an effective member of the board of directors, as well as a member of the independent committee of related parties and a member of the financial and audit committee of Smiles Fidelidade S.A. He has also been chairman of the fiscal committee of Tecnisa S.A. since September 2020. Mr. Coji is an alternative member of the fiscal committee of the B3. He also serves as director of the Federação das Indústrias do Estado de São Paulo – FIESP and works with structured financial operations for renowned companies in the Brazilian real estate market. In the last five years, Mr. Coji served as an effective member of the board of directors of Via Varejo S.A. and he was treasury director for a non-profit organization, Unibes, and a member of the advisory board of several Brazilian families, responsible for asset management, fiscal planning, tax and succession planning. Mr. Coji graduated in business administration from Fundação Getulio Vargas and in law from the University of São Paulo. He has also a board of directors’ certificate from the IBGC.

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

For information on the date of election and term of office of the members of our board of directors and board of executive officers, see “—6A. Directors and Senior Management.”

Service Contracts

We permit our directors to continue to participate in our employee pension plan after ceasing to be a director.

6D. Employees

As of December 31, 2018, 2019 and 2020, we had 24,857, 24,869 and 23,196 employees, respectively. As of December 31, 2020, approximately 3,530 of our employees were members of the Steelworkers’ Union of Volta Redonda, which is affiliated with the Força Sindical, which is a national union. We believe we have a good relationship with the Força Sindical. We have collective bargaining agreements, renewable annually in May of every year. Moreover, we have members affiliated with other unions, such as the Engineers’ Union with 10 members, and the Workers’ Unions from Camaçari and Recife, with a total of eight members. At all other companies controlled by us, including ERSA, CSN Mineração, FTL and TLSA, we have a total of 452 employees that are members of unions.

We maintain an employee profit sharing plan. All employees participate in this plan and earn bonuses based on our consolidated results, the results of our business units, employees’ individual results and employees’ competence assessments.

We are the main sponsor of a non-profit entity, Caixa Beneficente dos Empregados da CSN, established in July 1960, which is primarily engaged in the payment of benefits that supplement the government’s social security benefits to our former employees. In its capacity as sponsor, we carry out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans. For more information, see note 26 to our audited consolidated financial statements included elsewhere in this annual report.

6E. Share Ownership

The Steinbruch family, which includes Mr. Benjamin Steinbruch, our chairman and chief executive officer, holds an indirect majority ownership interest in Vicunha Aços and Rio Iaco Participações, our controlling shareholders.

Our executive officers and the members of our board of directors directly held an aggregate of 1,502 of our outstanding common shares as of December 31, 2020.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

As of December 31, 2020, our capital stock comprised 1,387,524,047 common shares, each of which entitles its holder to one vote at our shareholders’ meetings. Our major shareholders do not have different voting rights from our other shareholders. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Common Shares and the ADSs—Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours.”

The following table sets forth, as of December 31, 2020, the number of our common shares owned by our major shareholders:

	Common Shares
		Percent of
	Shares Owned	Outstanding
		Shares

Vicunha Aços S.A.(1)	679,522,254	48.97%
Rio Iaco Participações S.A.(1)(2)	58,193,503	4.19%
Free float	642,398,790	46.30%
Treasury	7,409,500	0.53%
Total	1,387,524,047	100.00%
_______________________
(1)	Owned indirectly by the Steinbruch family, which includes Mr. Benjamin Steinbruch, the chairman of our board of directors and our chief executive officer.
(2)	In March 2021, Rio Iaco Participações S.A. sold 5,913,700 common shares.

7B. Related Party Transactions

Our transactions with related parties consist of (i) transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties; and (ii) transactions with other unconsolidated related parties.

Following is an overview of the types of related party transactions we enter into:

•	Our commercial and financial transactions with our subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties are carried out at market prices and under market conditions, based on common terms and rates applicable to third parties.

•	We maintain relations with other unconsolidated related parties, which include, among others, CBS Previdência, Fundação CSN, Banco Fibra, Ibis Participações e Serviços Ltda., Partifib Projetos Imobiliários Ltda., Vicunha Imóveis Ltda.,Vicunha Serviços Ltda.

In addition, we guarantee certain indebtedness of related parties. For more information, see “Item 5. Operating and Financial Review and Prospects—5E. Off-Balance Sheet Arrangements.”

We maintain internal controls to detect, prevent and address potential conflicts of interest in our transactions, including those with related parties, in order to ensure that all transactions are appropriately documented, characterized and accounted for. Our related party transactions are subject to approval based on our best interest and market terms and conditions. For more information on our related party transactions, see note 22 to our audited consolidated financial statements included elsewhere in this annual report.

7C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

8A. Consolidated Statements and Other Financial Information

See “Item 3. Key Information—3A. Selected Financial Data” and our audited consolidated financial statements included elsewhere in this annual report.

Legal and Administrative Proceedings

In the ordinary course of our business, we are party to several administrative, judicial and arbitration proceedings, which we believe are incidental and arise out of our regular course of business. We have established provisions for all amounts in dispute that represent a probable risk of loss based on the legal opinion of our internal and external legal counsel. We have not established provisions for any amounts in dispute that represent a possible or remote risk of loss based on the legal opinion of our internal and external legal counsel. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—We are exposed to the risks of litigation.”

Developments relating to the COVID-19 pandemic adversely affected the workflow of the Brazilian legal and administrative system in 2020 and 2021 to date, which has and may continue to affect expected timelines relating to the administrative, judicial and arbitration proceedings we are party to.

Labor Contingencies

As of December 31, 2020, we and our subsidiaries were defendants in 8,785 labor claims, for which we recorded a provision of R$328.0 million. Most of these claims relate to alleged subsidiary and/or joint liability with respect to our independent contractors, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, health plan, indemnity claims resulting from other alleged occupational diseases or on-the-job accidents, breaks between working hours and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

We update our provisions for labor contingencies as a result of the closing of lawsuits and our constant revision of accounting estimates, which consider, among other factors, the nature of the claims involved.

Civil Contingencies

Our civil contingencies relate mainly to indemnity claims resulting from contractual disputes and collections, claims for damages and compensation related to our commercial and industrial activities, real estate disputes and disputes for restoring health insurance. As of December 31, 2020, we had recorded a provision of R$151.7 million for these civil contingencies.

We also classify as civil contingencies the administrative and judicial proceedings filed against us for alleged violations of environmental statutes, mainly as a result of our industrial activities, claims for regularization, indemnification or imposition of fines. As of December 31, 2020, the amount relating to probable losses for civil contingencies relating to environmental matters was R$12,463 million, as compared to R$43,498 million as of December 31, 2019, due to ongoing review of our risk of loss and certain reclassifications by external counsel.

Tax Contingencies

Our main tax contingency relates to a tax assessment notice involving R$12.6 billion (as of December 31, 2020) issued against us for an alleged failure to submit to taxation a capital gain resulting from the alleged sale of 40% of our shares in former subsidiary Namisa (merged into our subsidiary CSN Mineração as of December 31, 2015) to the Asian Consortium. In May 2017, the São Paulo regional judgment office (Delegacia Regional de Julgamento), which is a lower administrative court, issued a decision cancelling the tax assessment notice. This decision was reversed and the tax assessment was upheld by the second level administrative court – the Administrative Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or CARF. There remains a pending issue under review by the Superior Chamber of CARF regarding the qualified penalty. We have challenged the merits of the tax assessment at the judicial level before and obtained an injunction against any immediate assessment. In April 2018, a federal court of tax enforcement set aside a portion of our assets, including buildings, equipment, land, vehicles and fixtures and furniture, as collateral for our potential liability under this proceeding, which we replaced with certain other assets in 2020. At the end of 2019, the court issued a decision favorable to us and cancelled the CARF judgment at the administrative level due to legal nullities and, as of the date of this annual report, the case is pending final judgment. Our assessment remains that our risk of loss is possible.

This same tax assessment notice resulted in another contingency issued against Namisa (merged into our subsidiary CSN Mineração as of December 31, 2015) involving R$2.9 billion, as of December 31, 2020. This tax assessment is for income tax and social contribution not paid due to allegedly improper goodwill amortization from 2008 to 2011. In May 2013, the São Paulo regional judgment office issued a decision favorable to us and cancelled the tax assessment notice, which decision was confirmed by CARF. After an appeal filed by the Federal Prosecutor’s Office, the Superior Chamber of CARF reversed the decision and reinstated the tax assessment, but there remains a pending issue to be decided by the lower administrative authorities regarding the qualified penalty. We have challenged the formal requirements of the Federal Prosecutor’s Office appeal at the judicial level and, in 2020, we filed an annulment lawsuit to contest the tax assessment. Both proceedings are pending judgment.

In December 2018, another contingency related to allegedly improper goodwill amortization from 2013 to 2014 was issued against Namisa. This tax assessment demands the payment of income tax and social contribution involving approximately R$1.05 billion, as of December 31, 2020. In June 2019, we filed our appeal to CARF, which issued a decision favorable to us in December 2019. This decision is subject to appeal to the Superior Chamber of CARF and the case is pending final judgment.

In addition, we received tax assessment notices in December 2015 and December 2016 for R$1.9 billion and R$932 million as of December 31, 2020, respectively, for an allegedly improper deduction of interest expenses in pre-payment contracts between us and Namisa. With regards to the December 2015 tax assessment, after a partially favorable decision issued by CARF, that which reduced the amount of the tax assessment, we filed an annulment lawsuit to challenge to remainder of the tax assessment. With regards to the December 2016 tax assessment, we filed an annulment lawsuit to contest the tax assessment. Both assessments have been suspended by court decision pending final judgments.

Antitrust

In October 1999, we received a fine from CADE claiming that certain practices adopted by us and other Brazilian steel companies before 1997 allegedly comprised a cartel. We challenged the cartel allegation and the imposition of the fine judicially and, in June 2003, obtained a partially favorable judgment by a federal trial court. CADE appealed the trial court decision and, in June 2010, a federal appellate court in Brasília reversed the trial court’s decision and confirmed the cartel allegation, as well as the fine imposed by CADE in the amount of R$65 million. We appealed the decision of the appellate court to the Brazilian Superior Court of Justice. We have not recorded any provision in connection with this fine, as the risk of loss is classified as possible.

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

In March 2016, we applied to CADE to partially suspend the TCD so as to exercise certain rights, namely appointing independent directors and members of the fiscal committee, which request CADE granted and following which, at Usiminas’ annual general shareholders’ meeting in April 2016, we appointed two independent directors and one independent member of Usiminas’ fiscal committee, as well as their respective alternates. The 2016 appointments are under litigation and, although there has been no judicial order overturning or otherwise suspending their effects, since 2016 we have been unable to appoint new members to Usiminas’ fiscal committee. CADE denied our request for exception in April 2018. In 2019, CADE approved an amendment to the TCD, in order to establish a new timeframe for us to reduce our equity stake in Usiminas. The new timeframe and reduction percentages remain confidential.

Northeastern Railway System Proceedings

The TCU initiated proceedings in 2016 questioning the legality of the governmental authorizations for the segregation of the Northeastern Railway System into two sub-railway systems: Northeastern Railway System I (in operation by FTL) and Northeastern Railway System II (under construction by TLSA). According to the claim, the Brazilian federal government should have undergone a new bidding process to grant the concession for the construction of the new tracks of the Northeastern Railway System (Northeastern Railway System II).

We are unable to anticipate the outcome of this proceeding. The consequences of an unfavorable decision may include the loss by TLSA of the concession for Northeastern Railway System II, the imposition of additional investments in developing this sub-railway system and the acceleration of loans granted to TLSA, for which we are guarantors. See “Item 5. Operating and Financial Review and Prospects—5E. Off-Balance Sheet Arrangements—Guarantees of Debt.” In addition, even if we are entitled to any indemnification in connection with a termination of the TLSA concession agreement for our investments in developing Northeastern Railway System II, this indemnification may be insufficient to cover our costs, expenses or losses and may be paid long after a decision terminating the concession, if at all.

In the course of this proceeding, the TCU approved an injunction suspending further disbursements by government agencies, including the state-owned railway company Valec and FDNE, for the development of Northeastern Railway System II, which has adversely affected the pace of construction of the new tracks.

In 2019, we revised the engineering project for the development of Northeastern Railway System II and delivered an update regarding the completed and ongoing project phases in order to validate our budget and revise our schedule. As of the date of this annual report, we are awaiting the conclusion of regulatory analysis of the information we have submitted.

Additionally, in 2013, ANTT initiated proceedings claiming that FTL did not meet certain transportation targets for the Northeastern Railway System I in 2013 and seeking to terminate the TAC executed by FTL that year, which had settled all claims of non-compliance by us with respect to the original concession agreement of the Northeastern Railway System until 2012. This proceeding resulted in the reopening of the administrative proceeding which began in 2012 for ANTT to evaluate the occurrence of any relevant breach to FTL’s concession agreement.

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

Furthermore, in 2017, ANTT also initiated proceedings claiming that TLSA did not comply with certain of its obligations arising from its concession agreement. ANTT’s technical area and board, in a unilateral opinion, concluded that TLSA breached its contractual obligations under the concession agreement and recommended that the Brazilian federal government terminate TLSA’s concession to operate the Northeastern Railway System II. TLSA has appealed this conclusion and recommendation and, as of the date of this annual report, is awaiting ANTT’s response.

In September 2020, we filed a request for reconsideration and suspension of the injunction with the TCU. We requested that the TCU’s understanding be revised in order for disbursements by government agencies to be immediately released or, alternatively, that disbursements by the government agency FINOR be immediately released. These disbursements would provide reimbursement of the amounts already proved to have been applied in the project, and which we understand are not subject to suspension by the TCU.

Environmental Proceedings

Environmental Proceedings Related to Presidente Vargas Steelworks

In September 2018, we signed a new TAC (TAC 07/2018) with the state of Rio de Janeiro through the Secretary of State for the Environment and Sustainability (Secretaria de Estado do Ambiente e Sustentabilidade – SEAS), INEA and the State Environmental Control Commission (Comissão Estadual de Controle Ambiental – CECA), with the commitment to carry out new studies and investments to update the environmental control equipment of Presidente Vargas Steelworks, thereby maintaining its full operation. In parallel, INEA issued an AAF valid until October 2024, which authorizes the regular operations of Presidente Vargas Steelworks during its compliance with TAC 07/2018.

TAC 07/2018 contemplates investments of approximately R$303 million in environmental projects and actions in the region until August 2024 and represents our commitment to the sustainability of our activities and to the communities of Volta Redonda and the surrounding region.

Environmental Proceedings Related to Volta Redonda

In July 2012, the Environmental Public Prosecutor of the state of Rio de Janeiro (Ministério Público Estadual do Rio de Janeiro) filed a judicial proceeding against us claiming that we must (i) remove all waste disposed in two areas used as an industrial landfill in the city of Volta Redonda and (ii) relocate 750 residences located in the adjacent neighborhood Volta Grande IV Residential. In August 2013, the Federal Environmental Public Prosecutor filed a judicial civil proceeding against us based on these same claims. In both cases, the court denied these requests but ordered that we present a timetable to investigate the area and, if necessary, to remediate the potential issues raised by the Environmental Public Prosecutor. We presented a timetable considering the conclusion of all studies related to our investigation, including a risk assessment and intervention plan, which were concluded in April 2014. We presented the studies resulting from our research to INEA and the Environmental Public Prosecutor claimed inconsistencies in the studies, which we rejected. In January 2019, the Superior Court of Justice decided that the lawsuit should be moved to federal court. We have also received notices for lawsuits brought by certain home owners at Volta Grande IV claiming indemnification for alleged moral and material damages.

In addition, we are defendants in a criminal action alleging our failure to adopt precautionary measures required by INEA regarding the risk of environmental damage in the Volta Grande IV neighborhood in the city of Volta Redonda. This criminal action was dismissed at first instance and, as of the date of this annual report, awaits judgment by the court upon the appeal of the Public Prosecutor. In addition, we are also subject to ongoing police investigations related to alleged inappropriate air emissions, irregular effluent disposal, water and soil pollution, and improper transportation, storage and disposal of waste.

In April 2013, INEA fined us R$35 million in relation to Volta Grande IV Residential, in response to which we filed an annulment action in January 2014 to the Tenth Public Treasury Court of the Capital District (RJ). INEA, in response, filed a fiscal execution action in May 2014 for enforcement of the fine. The fiscal execution action is suspended until judgment is rendered in the annulment action, which in turn is also suspended until the expert examination that will be carried out as part of the public civil action filed in 2015 by the Federal Prosecutor’s Office for the regularization of certain emissions and the stoppage of our sintering plants. According to a CONAMA resolution, the deadline to comply with the emissions standards was December 2018, however, TAC 07/2018 established new deadlines, which we expect the court will accept.

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

In July 2018, the Federal Prosecutor’s Office and the State Public Prosecutor of Rio de Janeiro filed a public civil action against us, HARSCO and INEA, for immediate removal of slag piles in the city of Volta Redonda that adjoin the Paraíba do Sul River. Relief sought includes cleaning of the entire effluent collection chute, presentation of the volume of slag stored in the area, presentation of a project to control atmospheric emissions of slag piles and partial embargo of the activity, material damages and collective moral damages.

A preliminary injunction was granted to require us, HARSCO and INEA to immediately limit the amount of slag received monthly, as well as the height of the piles at four meters. Any non-compliance with the preliminary injunction may result in fines of approximately US$600,000 per month. We filed an appeal against this preliminary injunction, which is pending a final decision.

Other Environmental Proceedings

In 2004, the Federal Prosecutor’s Office filed a public civil action against us for alleged environmental contamination and pollution of the Paraíba do Sul River, allegedly caused by our industrial activity in the area. The court ruled against us and demanded that we compensate the environmental damage caused. We appealed this decision to the Superior Court of Justice, which upheld our appeal and returned the proceeding to its initial stage in order to carry out expert investigations, which are still ongoing.

In 1995, the Municipality of Volta Redonda filed a public civil action against us regarding the requirements of an environmental compensatory program. We entered into a TAC with the Municipality of Volta Redonda and, in May 2008, despite reporting our compliance with the TAC, the Municipality of Volta Redonda requested the payment of R$16 million in outstanding obligations. After initial discussions, the Municipality of Volta Redonda filed a petition for R$172 million, which we contested. In December 2018, we signed a new agreement with the Municipality of Volta Redonda to end the legal dispute through reciprocal concessions. The agreement was ratified by the court with which the case is pending and the State Public Prosecutor’s Office appealed. As of the date of this annual report, and the appeal is pending final judgment.

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

In 2009 and 2010, we signed agreements with the Public Prosecutor’s Office regarding environmental liabilities caused by coal mining in the Southern Region of Santa Catarina until the 1990s. The environmental liabilities covered by the agreements include restoration of certain areas. Our compliance with the agreement was questioned in 2015 by the Public Prosecutor’s Office, which may seek to impose fines, freeze our bank accounts or initiate a criminal investigation. In June 2018, we settled a judicial agreement in order to extend the deadlines for this restoration. We expect to enter into a new agreement with government authorities and other parties involved in this claim in order to set cost-effective and functional standards for restoration.

In 2016, the Federal Prosecutor’s Office and the State Public Prosecutor of Rio de Janeiro filed a judicial proceeding against us regarding alleged irregular deposit of residues and claiming that we must recover degraded areas, repair damage to flora and fauna and compensate damage to human health. We have filed our defense and this proceeding remains in its initial phase.

In December 2019, the Public Prosecutor’s Office filed a public civil action against TECON and INEA to suspend the environmental licensing process of TECON’s container terminal until completion of the study on the environmental support capacity of the Sepetiba Bay. In December 2019, the court rejected the preliminary injunction requested by the Public Prosecutor’s Office to suspend the licensing process. We have presented our defense and the proceeding remains in the initial phase.

In June 2019, we filed a lawsuit to contest a notification from INEA regarding suspension of the solid bulk operations at TECON due to these operations allegedly not being within the scope of permitted activities under TECON’s operating license. We also requested a preliminary injunction, which was granted, to suspend the effects of the notification and to continue solid bulk operations pending final judgment of the lawsuit. We have presented our defense and the proceeding remains in the initial phase.

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

In April 2019, the Public Prosecutor’s Office of the state of Minas Gerais filed a public civil action to compel us to adopt mitigating measures regarding the psychological risks and losses allegedly generated by the Casa de Pedra dam, including relocating residents and indemnifying the value of their homes, bearing rent and social assistance expenses and relocating the children who attended the daycare center and school that have been closed. The Public Prosecutor’s Office of the State of Minas Gerais also pleaded for the payment of collective moral damages.

We are also subject to public civil investigations at the federal and state public Prosecutors’ Offices that monitor the regularity of our dams. In 2019, we signed a preliminary agreement term with the Federal Public Ministry, referring to five of our dams, with which we have fully complied.

In October 2017, CSN Mineração entered into an agreement with the Public Prosecutor’s Office of the state of Minas Gerais agreeing to adopt certain measures, including some specified in the technical report prepared by the Public Prosecutor’s Office regarding the Casa de Pedra dam complex in order to comply with the emergency plan for mining dams, as well as general recommendations on the location, works, types of dams and audits of the Casa de Pedra dam complex. We fulfilled the commitments listed in the agreement and have requested a certificate of full compliance (Certidão de Cumprimento Integral) and the closure of the investigation, which, as of the date of this annual report, are pending.

Other Environmental Liabilities

Our main environmental liabilities as of December 31, 2020 were associated with recovery services at former coal mines decommissioned in 1989 in the state of Santa Catarina, due to previous operations in the Presidente Vargas Steelworks.

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

As of December 31, 2020, we had provisions for environmental liabilities in the total amount of R$192.8 million, as compared to R$192.3 million as of December 31, 2019. We believe our provisions are sufficient to cover all probable losses in environmental proceedings.

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

In April 2019, CSN Mineração, Minérios Nacional and the Federal Public Ministry signed a preliminary agreement term relating to compliance with the terms of new legislation on tailings dams, especially upstream structures, and intensifying independent audits of the structures.

The following table sets forth our provisions for environmental liabilities as of the dates indicated:

Amounts (in millions of R$)
December 31, 2019	192.3
Term of Undertaking (TAC)(1)	(13.9)
Decommissioned Coal Mines (Santa Catarina)	14.2
Landfills and other(2)	0.2
December 31, 2020	192.8
_______________________
(1)	Refers to environmental compensation agreed to in the TAC but not related to investments in equipment.
(2)	Refers to an estimated calculation of recovery costs related to landfill remediation obligations.

Arbitration

In January 2021, our subsidiary CSN Mineração was notified with respect to the commencement of a confidential arbitration against it regarding its alleged default under iron ore supply agreements, involving the amount of US$1.0 billion. We believe the allegations are unfounded and are not aware of the basis used to determine the amount involved in this proceeding. In addition, despite the allegations, CSN Mineração is a creditor under this agreement. We will conduct our legal defense with all available means.

Other Legal and Administrative Proceedings

We are defendants in other legal and administrative proceedings involving claims in the aggregate amount of R$35,305 million as of December 31, 2020, as compared to R$35,785 million as of December 31, 2019, of which (i) R$35,008 million relate to tax contingencies as of December 31, 2020 (R$32,110 million as of December 31, 2019), (ii) R$1,899 million relate to civil contingencies as of December 31, 2020 (R$1,814 million as of December 31, 2019), (iii) R$1,506 million relate to labor contingencies and social security contingencies as of December 31, 2020 (R$1,560 million as of December 31, 2019) and (iv) R$658 million relate to environmental contingencies as of December 31, 2020 (R$300 million as of December 31, 2019). Our legal counsel has assessed these contingencies as entailing a risk of possible loss and, therefore, no provision has been recorded for these contingencies.

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

The independent investigation was conducted over a seven-month period, as directed by our independent audit committee, and the specialists and advisors involved were provided access to members of our senior management, including our chairman and chief executive officer, and information and documents related to the contracts, parties and periods implicated in the allegations. In November 2017, the investigation, based on the data reviewed, concluded with no findings of misconduct by us involving the contracts and periods alleged, or any evidence of any misconduct involving the parties mentioned in the allegations. As a result, we have not recorded any provision for contingencies in this regard.

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

Additionally, since the case’s referral to electoral court, no evidence or testimony has been presented to corroborate the statements initially made. On March 31, 2021, the Supreme Court ruled on the preliminary injunction of a constitutional appeal, which had been filed in favor of our chairman and chief executive officer, and suspended electoral investigations due to a lack of evidence.

Dividend Policy

General

Subject to certain exceptions set forth in Brazilian Corporate Law, our bylaws require that we pay an annual minimum dividend equal to 25% of our adjusted net profits, calculated in accordance with Brazilian Corporate Law. Proposals to declare and pay dividends in excess of the statutory minimum dividend requirement are generally made at the recommendation of our board of directors and approved by the vote of our shareholders. Any such proposal will be dependent upon our results of operations, financial condition, cash requirements for our business, future prospects and other factors deemed relevant by our board of directors. We have a policy of paying dividends equal to all legally available net profits, after taking into consideration the following priorities: (i) our business strategy; (ii) the performance of our obligations; (iii) our required investments; and (iv) the preservation of our liquidity and solid capital structure.

Brazilian companies are also permitted to pay limited amounts of interest on shareholders’ equity to holders of equity securities and to treat these payments as an expense for Brazilian income tax purposes. These payments, net of withholding income tax, may be included in determining whether the statutory minimum dividend requirement has been met, subject to shareholder approval.

For information on dividends declared during the past five years, see “Item 3A. Selected Financial Data.”

Amounts Available for Distribution

At each annual shareholders’ meeting, our board of directors is required to recommend how our earnings for the preceding fiscal year are to be allocated. For purposes of Brazilian Corporate Law, a company’s income, net of income tax and social contribution for any fiscal year, any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its “net profits” for that fiscal year.

In accordance with Brazilian Corporate Law, shareholders are entitled to receive as a mandatory dividend for each fiscal year either (i) the portion of the profits as may be stated in our bylaws or, if not set forth in our bylaws, (ii) an amount equal to 50% of the net profits as increased or reduced by: (a) amounts allocated to the legal reserve; (b) amounts allocated to the contingency reserve and the tax incentive reserve, if any; and (c) any reversion of contingency reserves constituted in prior years. The payment of dividends may be limited to the amount of net profits realized during the fiscal year, provided that the difference is recorded as a reserve for unrealized profits. Profits recorded in the reserve for unrealized profits, when realized and not absorbed by losses in subsequent years, must be added to the first dividend declared after their realization. Under our bylaws, we are required to distribute to shareholders as dividends in respect of each fiscal year ending on December 31, to the extent profits are available for distribution, an amount equal to at least 25% of our adjusted net profits. See “––Mandatory Dividend” below.

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

Discretionary (or Statutory) Reserves. Under Brazilian Corporate Law, any corporation may provide in its bylaws for the creation of additional reserves, provided that the maximum amount that may be allocated to such reserves, the purpose of such reserves and the allocation criteria of such reserves are specified. There cannot be any allocation to such reserves if it affects payment of the mandatory dividend (as defined below). Our bylaws currently provide that our board of directors may propose to our shareholders the deduction of at least 1% from our net profits to be allocated to a working capital and investments reserve. Without prejudice to payment of the mandatory dividend. Our bylaws do not provide for any other discretionary reserve.

Contingency Reserve. Under Brazilian Corporate Law, a percentage of our “net profits” may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reserved in the fiscal year in which the loss had been anticipated, if the loss does not occur as projected, or be written off in the event that the anticipated loss occurs.

Tax Incentive Reserve. Our shareholders in a shareholders’ meeting may, following a proposal by management, allocate to a tax incentive reserve the portion of our “net profits” resulting from donations or governmental grants for investments, which may be excluded from the taxable basis of the mandatory dividend.

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

Retained Earnings Reserve. Under Brazilian Corporate Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits as provided for in a previously approved capital expenditure budget. No allocation of net profits may be made to the retained earnings reserve in case such allocation affects payment of the mandatory dividend. The balance of our retained earnings reserve may not be greater than our capital stock; if it is, the distribution of this surplus is decided at a shareholders’ meeting.

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

Mandatory Dividend

Under our bylaws, we are required to distribute to shareholders as dividends in respect of each fiscal year ending on December 31, to the extent profits are available for distribution, an amount equal to at least 25% of our adjusted profits, or the mandatory dividend, which amount shall include any interest paid on capital during that year. See “––Additional Payments on Shareholders’ Equity” below. In addition to the mandatory dividend, our board of directors may recommend that shareholders receive an additional payment of dividends from other funds legally available. Any payment of interim dividends may be netted against the amount of the mandatory dividend for that fiscal year. Under Brazilian Corporate Law, if the board of directors determines prior to the annual shareholders’ meeting that payment of the mandatory dividend for the preceding fiscal year would be inadvisable in view of our financial condition, the mandatory dividend does not need to be paid. This type of determination must be reviewed by the fiscal committee, if one exists, and reported, together with the appropriate explanations, to our shareholders and to the CVM. Mandatory dividends not distributed as described above must be registered as a special reserve and, if not absorbed by losses in subsequent fiscal years, must be paid as a dividend as soon as our financial condition permits.

Payment of Dividends

We are required to hold annual shareholders’ meetings within the first four months after the end of our fiscal year at which an annual dividend may be declared. Additionally, our board of directors may declare interim dividends. Under Brazilian Corporate Law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest on shareholders’ equity as described under “––Additional Payments on Shareholders’ Equity” below) in respect of the common shares it holds, after which we will no longer be liable for the dividend payments.

Our payments of cash distributions on common shares underlying the ADSs will be made in Brazilian currency reais to our ADR custodian on behalf of our ADR depositary. Our ADR custodian will then convert the proceeds into U.S. dollars and will cause the U.S. dollars to be delivered to our ADR depositary for distribution to holders of ADSs.

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

The TJLP is based on the annual profitability average of Brazilian public internal and external debt. The TJLP for 2020 was 5.57%.

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

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2020, the aggregate market capitalization of the B3 was R$4.2 trillion and the 10 largest companies listed on the B3 represented approximately 48.1% of the total market capitalization of all listed companies. In contrast, as of December 31, 2020, the aggregate market capitalization of the NYSE was US$28.6 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Common Shares and the ADSs—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.”

As of December 31, 2020, we accounted for approximately 5.1% of the market capitalization of all listed companies on the B3.

Regulation of the Brazilian Securities Markets

Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 6,385, dated December 7, 1976, as amended and supplemented, or the Brazilian Securities Law, which is the principal law governing the Brazilian securities markets, and by Brazilian Corporate Law and regulations issued by the CVM, the CMN and the Central Bank. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, criminal sanctions for insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

Under Brazilian Corporate Law, a company is either publicly held (companhia aberta) or privately held (companhia fechada). All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may trade its securities either on the B3 or in the Brazilian over-the-counter market. Shares of companies listed on the B3 may not simultaneously trade on the Brazilian over-the-counter market. The shares of a listed company may also be traded privately, subject to several limitations. To be listed on the B3, a company must be registered as a publicly held company with the CVM and apply for registration with the B3.

The trading of securities on the B3 may be halted at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the B3 or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the B3.

According to the Brazilian Securities Law, a publicly held company must submit to the CVM and the B3 certain periodic information, including annual and quarterly reports prepared by management and independent auditors. This law also requires companies to file with the CVM shareholder agreements, notices of shareholders’ meetings and copies of the related minutes.

Resolution No. 358, as amended, sets forth the CVM’s requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of trading and acquisition of securities issued by publicly held companies.

Such requirements include provisions that:

•	establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by controlling shareholders, shareholder and management resolutions or any other facts related to a company’s business (whether occurring within the company or otherwise related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;
•	specify examples of facts that are considered material, which include, among others, the execution of agreements providing for a transfer of control, the entry or withdrawal of shareholders that provide any managing, financial, technological or administrative function to the company and any corporate restructuring undertaken among related companies;
•	oblige the investor relations officer, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;
•	require simultaneous disclosure of material facts to all markets in which the company’s securities are admitted for trading;
•	require the acquirer of a controlling stake in a corporation to disclose material facts, including its intentions as to whether or not to de-list the corporation’s shares within one year from the acquisition of its controlling stake;
•	establish rules regarding disclosure requirements in the acquisition and disposal of a material ownership interest; and
•	forbid trading on the basis of material non-public information.

Pursuant to CVM Rule No. 480, dated December 7, 2009, as amended, or CVM Rule No. 480, the CVM expanded the quantity and improved the quality of information required to be reported by issuers in Brazil. This rule provides the market with greater transparency and requires issuers to file annually a comprehensive reference form (Formulário de Referência) and a governance report (Informe de Governança). The reference form is in line with the shelf registration system recommended by the International Organization of Securities of Commissions (IOSCO) through which information is consolidated and subject to periodic update. In the governance report, we disclose information regarding governance practices set forth in the Brazilian Code of Corporate Governance, by the method of “practice or explain.” Each of our reference form and governance report are available on our investor relations website (www.ri.csn.com.br) or on the CVM’s website (http://www.cvm.gov.br).

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

Directors’ Powers

Pursuant to our bylaws, a director may not vote on a proposal, arrangement or contract in which the director’s interests conflict with our interests. In addition, our shareholders must approve the compensation of our management and, in case an aggregate amount is fixed, our board of directors is responsible for the allocation. There is no mandatory retirement age for our directors. For a detailed description of the general duties and powers of our board of directors, see “Item 6. Directors, Senior Management and Employees—6A. Directors and Senior Management.”

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

Overview

As of December 31, 2020, our capital stock comprised 1,387,524,047 common shares. Our bylaws authorize our board of directors to increase our capital stock to up to 2,400,000,000 common shares without an amendment to our bylaws. There are currently no classes or series of preferred shares issued or outstanding. We may purchase our own shares for purposes of cancellation or to hold them in treasury subject to certain limits and conditions established by the CVM and Brazilian Corporate Law. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Liability for Further Capital Calls

Pursuant to Brazilian Corporate Law, a shareholder’s liability is generally limited to the issue price of the subscribed or purchased shares. There is no obligation of a shareholder to participate in additional capital calls.

Voting Rights

Each common share entitles its holder to one vote at our shareholders’ meetings. According to CVM regulations, shareholders that represent at least 5% of our common shares may request cumulative voting (“voto múltiplo”) in an election of our board of directors. Pursuant to Brazilian Corporate Law and according to CVM guidance, as our capital stock comprises only common shares, shareholders holding at least 10% of our common shares in the three consecutive months prior to our shareholder’s meeting have the right to appoint a member of our board of directors (“eleição em separado”).

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

Shareholders’ meetings are called, convened and presided over by the chairman of our board of directors or, in his absence, by whom he appoints. Brazilian Corporate Law requires that our shareholders’ meeting be convened by publication of a notice in the Diário Oficial do Estado de São Paulo, the official government publication of the state of São Paulo, and in a newspaper of general circulation in Brazil and in the city in which our principal place of business is located, currently the Jornal Folha de São Paulo – Edição Regional, at least 30 days prior to the scheduled meeting date and no fewer than three times (in accordance with CVM Instruction No. 599/2015, our shareholders’ meeting must be convened 30 days prior to the scheduled meeting). Both notices must contain the agenda for the meeting and, in the case of an amendment to our bylaws, an indication of the subject matter.

In order for a shareholders’ meeting to be held, shareholders representing a quorum of at least one-fourth of the voting capital must be present, except for meetings convened to amend our bylaws, where shareholders representing at least two-thirds of the voting capital must be present. A shareholder may be represented at a shareholders’ meeting by means of a proxy, appointed not more than one year before the meeting and, if the shareholder is a natural person, may be represented by another shareholder, a company officer, a lawyer or a financial institution, and, if the shareholder is a legal entity, anyone may act as proxy. If no quorum is present, notice must be given in the manner described above, no fewer than eight days prior to the scheduled meeting date. On second notice, the meeting may be convened without a specific quorum requirement, subject to the minimum quorum and voting requirements for certain matters, as described below. A holder of shares with no voting rights may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration, but will not be allowed to vote.

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

Pursuant to Brazilian Corporate Law, shareholders voting at a shareholders’ meeting have the power to: (i) amend our bylaws; (ii) elect or dismiss members of our board of directors (and members of the fiscal committee) at any time; (iii) receive and approve the annual management accounts, including the allocation of net profits and payment of the mandatory dividends and allocation to the various reserve accounts; (iv) authorize the issuance of debentures in general; (v) suspend the rights of a shareholder who has violated Brazilian Corporate Law or our bylaws; (vi) accept or reject the valuation of assets contributed by a shareholder in consideration of the subscription of shares in our capital stock; (vii) authorize the issuance of founders’ shares; (viii) pass resolutions authorizing reorganization of our legal form, including a merger, consolidation or split of the company, dissolution and liquidation of the company, election and dismissal of our liquidators and to examine their accounts; and (ix) authorize management to declare the company insolvent and to request a recuperação judicial or recuperação extrajudicial (a procedure involving protection from creditors similar in nature to a reorganization under the U.S. Bankruptcy Code), among others.

Redemption Rights

Our common shares are not redeemable, except that a dissenting and adversely affected shareholder is entitled, under Brazilian Corporate Law, to obtain redemption upon a decision made at a shareholders’ meeting by shareholders representing at least one-half of the issued and outstanding voting shares to: (i) create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of preferred shares (unless these actions are provided for or authorized by our bylaws); (ii) modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than an existing class of preferred shares; (iii) reduce the mandatory distribution of dividends; (iv) change our corporate purpose; (v) merge us with another company or consolidate us; (vi) transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company (incorporação); (vii) approve the acquisition of control of another company at a price that exceeds certain limits set forth under Brazilian Corporate Law; (viii) approve our participation in a centralized group of companies as defined under Brazilian Corporate Law; (ix) conduct a spin-off that results in (a) a change of corporate purpose, (b) a reduction of the mandatory dividend or (c) any participation in a group of companies as defined under Brazilian Corporate Law; or (x) in the event that the entity resulting from (a) a merger or consolidation, (b) an incorporação as described above or (c) a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which the decision was taken. The right of redemption lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights, if the redemption of shares of dissenting shareholders would jeopardize our financial stability. Law No. 9,457, dated May 5, 1997, which amended Brazilian Corporate Law, contains provisions which, among other things, restrict redemption rights in certain cases and allow companies to redeem their shares at their market value, subject to certain requirements. According to Brazilian Corporate Law, the reimbursement value of the common shares must equal the book value, which is determined by dividing our net assets by the total number of shares issued by us, excluding treasury shares (if any).

Preemptive Rights

Except as provided for in Brazilian Corporate Law (such as in the case of mergers and public offerings), our bylaws allow each of our shareholders a general preemptive right to subscribe to shares in any capital increase, in proportion to his or her ownership interest. A minimum period of 30 days following the publication of notice of a capital increase is allowed for the exercise of the right and the right is transferable. In the event of a capital increase that would maintain or increase the proportion of capital represented by common shares, holders of ADSs will have preemptive rights to subscribe only to newly issued common shares. In the event of a capital increase that would reduce the proportion of capital represented by common shares, holders of ADSs will have preemptive rights to subscribe for common shares, in proportion to their ownership interest, only to the extent necessary to prevent dilution of their interest in us. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Common Shares and the ADSs—Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares.”

Form and Transfer

As our common shares are in registered form, their transfer is governed by the rules of Article 31, paragraph 3, of Brazilian Corporate Law, which provides that a transfer of shares is effected by a transfer recorded in a company’s share transfer records upon presentation of valid share transfer instructions to the company by a transferor or its representative. When common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected in our records by a representative of a brokerage firm or the stock exchange’s clearing system. Transfers of shares by a non-Brazilian shareholder are made in the same way and are executed by such shareholders’ local agent.

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

Limitations on Ownership and Voting Rights by Non-Brazilians Shareholders

There are no restrictions on ownership or voting of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining a certificate of registration under CMN Resolution 4,373 or its direct foreign investment regulations. See “—10D. Exchange Controls.”

Share Ownership Disclosure

There are no provisions in our bylaws governing the ownership threshold above which shareholder ownership must be disclosed. CVM regulations require the disclosure of (i) any direct or indirect acquisition or disposition of shares that exceeds 5%, 10%, 15%, and so on, of any class of capital stock of a listed company, (ii) acquisition of control of a listed company and (iii) ownership of shares of capital stock of a listed company by members of such company’s board of executive officers, board of directors, audit committee, fiscal committee (if any) and any other consulting or technical body (if any) and certain relatives of those persons.

10C. Material Contracts

None.

10D. Exchange Controls

There are no restrictions on ownership or voting of our common shares by individuals or legal entities headquartered or domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of our common shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining a certificate of registration under the CMN.

According to CMN Resolution 4,373, foreign investors may participate in almost all financial assets and engage in almost all transactions available in the Brazilian market, provided that certain requirements are fulfilled. CMN Resolution 4,373 defines foreign investors as individuals and legal entities, mutual funds and others collective investment entities headquartered or domiciled outside Brazil. In accordance with CMN Resolution 4,373, a foreign investor must:

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

CMN Resolution 4,373 specifies the manner of custody and the permitted means for trading securities held by foreign investors. The offshore transfer or assignment of securities or other financial assets held by foreign investors pursuant to CMN Resolution 4,373 is prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

CMN Resolution 4,373 also provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It provides that (i) proceeds from the sale of ADSs by holders outside Brazil are not subject to Brazilian foreign investment controls and (ii) holders of ADSs who are not residents of a low-tax jurisdiction (país com tributação favorecida), as defined by Brazilian law, are entitled to favorable tax treatment.

A certificate of registration has been issued in the name of JP Morgan Chase Bank, N.A., as our ADR depositary, and is maintained by Banco Bradesco S.A., our ADR custodian, on behalf of our ADR depositary. Pursuant to the certificate, our ADR custodian and our ADR depositary are able to convert dividends and other distributions with respect to our common shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. Pursuant to CMN Resolution 4,373, in order for an investor to surrender ADSs for the purpose of withdrawing the shares represented thereby, the investor is required to appoint a Brazilian financial institution duly authorized by the Central Bank and the CVM to act as its legal representative, who is responsible, among other things, for keeping and updating the investors’ certificates of registrations with the Central Bank, which entitles registered foreign investors to trade the underlying common shares directly on the B3.

A non-Brazilian holder of common shares may experience delays in obtaining a certificate of registration, which may delay remittances abroad. This kind of delay exposes the non-Brazilian holder to exchange rate variation and may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

Under current Brazilian legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. See “Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Common Shares and the ADSs— If you surrender ADSs and withdraw common shares, you risk forfeiting Brazilian tax advantages and losing the ability to timely remit foreign currency abroad.”

10E. Taxation

The following is a summary of certain Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares or the ADSs by an investor that holds such common shares or ADSs. This summary does not purport to address all material tax consequences of the acquisition, ownership and disposition of our common shares or the ADSs, does not take into account the specific circumstances of any particular investor and does not address certain investors that may be subject to special tax rules.

This summary is based on the tax laws of the United States and Brazil, as in effect on the date of this annual report, which are subject to change (or changes in interpretation), possibly with retroactive effect. In addition, this summary is based in part upon the representations of the ADS depositary and the assumption that each obligation in our deposit agreement and any related agreement will be performed in accordance with its terms.

Although there is, at present, no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may result in such a treaty. No assurance can be given, however, as to whether or when an income tax treaty will enter into force or how it will affect the U.S. Holders, as defined below, of our common shares or the ADSs.

Prospective investors are urged to consult their own tax advisors regarding the Brazilian and U.S. federal, state and local tax consequences of the acquisition, ownership and disposition of our common shares and the ADSs.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (“Non-Resident Holder”). It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below, possibly with retroactive effect. This discussion does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder. Each Non-Resident Holder of common shares or ADSs should consult their own tax advisor concerning the Brazilian tax consequences of an investment in our common shares or the ADSs.

A Non-Resident Holder of ADSs may withdraw them in exchange for our common shares in Brazil. Pursuant to Brazilian law, the Non-Resident Holder may invest in common shares under CMN Resolution 4,373 (a “4,373 Holder”).

Taxation of Dividends and Interest on Shareholders’ Equity

Dividends, including stock dividends and other dividends, paid by us (i) to the ADS depositary in respect of the common shares underlying the ADSs or (ii) to a Non-Resident Holder in respect of the common shares, are currently not subject to Brazilian withholding income tax, as far as such amounts are related to profits generated on or after January 1, 1996. We do not have any profits generated prior to January 1, 1996.

Since 1996, Brazilian companies have been permitted to pay limited amounts of interest on shareholders' equity to holders of equity securities and to treat those payments as a deductible expense for purposes of their Brazilian income tax and social contribution on net profits tax basis. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, multiplied by the sum of determined net equity accounts of the Brazilian company, and the amount of the deduction may not exceed the greater of (i) 50% of the net income (before taking into account the amounts attributable to shareholders as interest on shareholders' equity and the provision of corporate income tax but after the deduction of the provision of the social contribution on net profits) related to the period in respect of which the payment is made; or (ii) 50% of the sum of retained profits and profits reserves as of the date of the beginning of the fiscal year in respect of which the payment is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of the recommendations of our board of directors.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a tax haven.

For this purpose, a “tax haven” or “low-tax regime” is a country or location (i) that does not impose income tax, (ii) where the income tax rate is lower than 20% or (iii) where the local legislation imposes restrictions on disclosing the shareholding composition or ownership of the investment (each, a “Tax Haven Jurisdiction”). Ordinance No. 488, dated November 28, 2014, reduced to 17% the maximum income tax rate that may be imposed by a given jurisdiction for characterization of a Tax Haven Jurisdiction, as long as the jurisdiction complies with international tax transparency standards. Subsequently, tax authorities provided that compliance with such standards requires: (a) signature of or conclusion of negotiation to sign a treaty or agreement allowing the exchange of information related to identification of income beneficiaries, corporate structure, ownership of goods or rights or economic transactions and (b) commitment to the criteria defined in international anti-tax evasion forums of which Brazil is a member. Tax authorities regularly issue a list of jurisdictions which are considered Tax Haven Jurisdictions. This list is currently set forth in Normative Instruction No. 1,037/10, as amended.

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

Taxation of Gains

Capital gains realized by Non-Resident Holders on the disposition of common shares sold on the Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market):

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

The capital gains rates described above, varying from 15% to 22.5%, are determined according to the following table:

Capital Gains Tax Rate	Threshold (total gains on the sale of the same rights within two fiscal years)
15%	Total gains below R$5 million
17.5%	Total gains above R$5 million, but below R$10 million
20%	Total gains above R$10 million, but below R$30 million
22.5%	Total gains above R$30 million

In the cases described above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, withholding income tax of 0.005% will also apply and can be offset against any income tax due on the capital gain.

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

Any exercise of preemptive rights relating to common shares will not be subject to Brazilian withholding income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to a disposition of common shares.

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

Gains on the Exchange of ADSs for Common Shares

The withdrawal of ADSs in exchange for common shares is not subject to Brazilian income tax, assuming compliance with applicable regulation regarding the registration of the investment with the Central Bank.

Gains on the Exchange of Common Shares for ADSs

The deposit of common shares in exchange for ADSs may be subject to Brazilian withholding income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in common shares or, in the case of other market investors under CMN Resolution 4,373, the acquisition cost of the common shares, as the case may be, is lower than:

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

IOF on Foreign Exchange Transactions

Tax on foreign exchange transactions, or “IOF/Exchange,” may be levied on foreign exchange transactions (conversion of foreign currency in reais and conversion of reais into foreign currency), affecting either or both the inflow or outflow of investments. Currently, the general IOF/Exchange rate applicable to foreign exchange transactions is 0.38%.

The Brazilian government may increase the rate of the IOF/Exchange to a maximum rate of 25% of the amount of the foreign exchange transaction at any time, but such an increase will only apply in respect of future foreign exchange transactions. Currently, for most foreign exchange transactions related to investments in common shares, the IOF/Exchange rate is zero.

IOF on Bonds and Securities Transactions

IOF may also be levied on transactions involving bonds and securities, or “IOF/Securities”, including those carried out on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Securities applicable to most transactions involving common shares is currently zero. The Brazilian government may increase the rate of the IOF/Exchange up to 1.5% per day at any time, but such an increase will only apply in respect of future transactions.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs by a Non-Resident Holder, except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil to individuals or entities resident or domiciled within that state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of common shares or ADSs.

U.S. Federal Income Tax Considerations

The summary discussion below is applicable to you only if you are a “U.S. Holder” or a “Non-U.S. Holder” (both as defined below) that holds the common shares or ADSs as “capital assets” (generally property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon the Code, its legislative history, U.S. Treasury Department regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law (such as estate tax, gift tax, alternative minimum tax or Medicare tax on net investment income) other than U.S. federal income taxation.

This summary does not purport to address all the material U.S. federal income tax consequences that may be relevant to the holders of our common shares or the ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, U.S. expatriates, investors that own, have owned or are treated as owning, directly, indirectly or constructively 10% or more of our stock by vote or value, “controlled foreign corporations”, certain investors who file applicable financial statements required to recognize income when the associated revenue is reflected on such financial statements, investors that hold our common shares or the ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and persons whose functional currency is not the U.S. dollar) may be subject to special tax rules.

For purposes of this discussion, a U.S. Holder is any beneficial owner of common shares or ADSs that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust validly elects under applicable U.S. Treasury Department regulations to be taxed as a U.S. person. A “Non-U.S. Holder” is any beneficial owner of common shares or ADSs that is an individual, corporation, estate or trust who is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

If a partnership (or any other entity taxable as a partnership for U.S. federal income tax purposes) holds our common shares or the ADSs, the U.S. federal tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our common shares or the ADSs should consult its own tax advisor.

In general, for U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the common shares represented by those ADSs, and exchanges of common shares for ADSs, and ADSs for common shares, will not be subject to U.S. federal income tax.

Taxation of Dividends

U.S. Holders

Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income, as dividend income, the gross amount of any distribution paid by us (including (i) payments considered “interest” in respect of shareholders’ equity under Brazilian law and (ii) amounts withheld in respect of Brazilian taxes and (iii) any additional amounts payable in respect of such withholding taxes as described above under “––Brazilian Tax Considerations—Taxation of Dividends and Interest on Shareholders’ Equity”) out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) when the distribution is actually or constructively received by the U.S. Holder, in the case of common shares, or by the ADS depositary, in the case of ADSs. Distributions in excess of current and accumulated earnings and profits, as determined under U.S. federal income tax principles, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares or the ADSs and thereafter as capital gain, which will be either long-term or short-term capital gain depending on whether the U.S. holder held common shares or ADSs for more than one year. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. Holders should assume all distributions are made out of earnings and profits and constitute dividend income.

The dividend income will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Subject to certain exceptions for short-term and hedged positions, certain non-corporate U.S. Holders (including individuals) may qualify for a maximum 20% rate of tax in respect of “qualified dividend income” received. Dividend income with respect to the ADSs will be qualified dividend income, provided that, in the year that a non-corporate U.S. Holder receives the dividend, the ADSs are readily tradable on an established securities market in the United States, and we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Based on existing IRS guidance, it is not entirely clear whether dividends received with respect to our common shares not held through ADSs will be treated as qualified dividend income, because our common shares are not themselves listed on a U.S. exchange.

The amount of the dividend distribution includible in gross income of a U.S. Holder will be the U.S. dollar value of the real payments made, determined at the spot real/U.S. dollar rate on the date such dividend distribution is includible in the gross income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder should not recognize any foreign currency gain or loss in respect of such dividend if such reais are converted into U.S. dollars on the date received by the U.S. Holder. If the reais are not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the reais. Such foreign currency gain or loss, if any, will be treated as ordinary income or loss from sources within the United States and will not be eligible for the special tax rate applicable to qualified dividend income. U.S. Holders should consult with their own tax advisors regarding the treatment of any foreign currency gain or loss if any reais received as a dividend on our common shares or the ADSs is not converted into U.S. dollars on the date of receipt.

Dividends received by most U.S. holders will constitute foreign source “passive income” for foreign tax credit purposes. For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign income taxes and certain exceptions for short-term and hedged positions, any Brazilian income tax withheld from dividends paid by us would be treated as foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes paid or accrued for the relevant taxable year). The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of a share or ADS that is subject to Brazilian income tax (see “—Brazilian Tax Considerations—Taxation of Gains”), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian income tax (i.e., because the gain from the disposition would be U.S. source income), unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources from the relevant foreign tax basket. Alternatively, the U.S. Holder may be able to take a deduction for the Brazilian income tax if it does not elect to claim a foreign income tax credit for any foreign taxes paid or accrued during the taxable year.

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

Passive Foreign Investment Companies

Based on current estimates of our gross income, gross assets and the nature of our business, we believe that our common shares and the ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes. There can be no assurances in this regard (and it is possible the IRS could reach a contrary conclusion), however, because the application of the relevant rules is complex and involves some uncertainty. The PFIC determination is made annually and is based on the portion of our assets and income that is characterized as passive under the PFIC rules. Moreover, our business plans may change, which may affect the PFIC determination in the current or any future years.

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

If we are treated as a PFIC, a U.S. Holder that did not make a “mark-to-market election” or “QEF election,” each as described below, would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of common shares or ADSs and (b) any “excess distribution” by us to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the common shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder with respect to the common shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the common shares or ADSs). Under these rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such prior year.

If we are treated as a PFIC and, at any time, we invest in non-U.S. corporations that are classified as PFICs (each, a “Subsidiary PFIC”), U.S. Holders generally will be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interest in that Subsidiary PFIC. If we are treated as a PFIC, a U.S. Holder could incur liability for the deferred tax and interest charge described above if either (i) we receive a distribution from, or dispose of all or part of our interest in, the Subsidiary PFIC or (ii) the U.S. Holder disposes of all or part of its common shares or ADSs.

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

A U.S. Holder may make a mark-to-market election if the common shares or ADSs are “regularly traded” on a “qualified exchange.” Under applicable U.S. Treasury Department regulations, a “qualified exchange” includes a national securities exchange, such as the NYSE, that is registered with the SEC or the national market system established under the Exchange Act. Also, under applicable U.S. Treasury Department Regulations, PFIC securities traded on a qualified exchange are regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure you that the ADSs will be eligible for a mark-to-market election.

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

In addition, notwithstanding any election that a U.S. Holder makes with regard to the common shares or ADSs, dividends that a non-corporate U.S. Holder receives from us will not constitute qualified dividend income if we are a PFIC either in the taxable year of the distribution or in the preceding taxable year.

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

Information reporting, and possibly backup withholding, may apply if the common shares are held by a Non-U.S. Holder through a U.S., or U.S.-related, broker or financial institution, or the U.S. office of a non-U.S. broker or financial institution and the Non-U.S. Holder fails to provide appropriate information. Information reporting and backup withholding generally will apply with respect to the ADSs if the Non-U.S. Holder fails to timely provide appropriate information. Non-U.S. Holders should consult their tax advisors regarding the application of these rules.

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their U.S. federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by non-U.S. financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in non-U.S. entities.

Prospective purchasers should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as any additional tax consequences resulting from purchasing, holding or disposing of our common shares or the ADSs, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction, including estate, gift and inheritance laws.

10F. Dividends and Paying Agents

Not applicable.

10G. Statement by Experts

Not applicable.

10H. Documents on Display

We are subject to the information requirements of the Exchange Act and, accordingly, file reports and other information with the SEC. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain further information about the operation of the Public Reference Room by calling the SEC at +1 (800) SEC-0330. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. You may also inspect our reports and other information at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which the ADSs are listed. For further information on obtaining copies of our public filings at the NYSE, you should call +1 (212) 656-5060. We also file financial statements and other periodic reports with the CVM.

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

Market Risk Exposures and Market Risk Management

Our treasury department is responsible for managing our market risk exposures. We use internal controls in order to:

•	understand market risks;

•	reduce our probability of financial losses; and
•	reduce the volatility of our financial results.

The principal tools used by our treasury department are:

•	Sensitivity Analysis. This measures the impact that movements in the price of different market variables, such as interest rates and exchange rates, will have an our earnings and cash flows; and
•	Stress Testing. This measures the worst possible loss from a set of consistent scenarios to which probabilities are not assigned. The scenarios are deliberately chosen to include extreme changes in interest and currency exchange rates.

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

We are exposed to the following floating interest rates:

•	U.S. dollar LIBOR, due to our floating rate U.S. dollar-denominated debt (usually trade finance related) and our cash position held offshore in U.S. dollars, which is invested in short-term instruments;
•	TJLP, due to real-denominated debt indexed to this interest rate; and
•	CDI (benchmark Brazilian real overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt.
		Maturities
Exposure as of December 31, 2020* (amortization)	Notional amount	2021	2022	2023	2024	2025	Thereafter

U.S. dollar LIBOR	4,577	1,120	2,612	689	156	-	-

U.S. dollar fixed rate	20,293	395	7	4,814	6	-	15,070

CDI	9,022	2,177	2,695	2,975	1,174	-	-

TJLP	817	62	55	53	65	69	514

Other	663	402	173	71	16	-	-

*All figures in millions of reais.

Our cash and cash equivalents were as follows:

	December 31, 2020	December 31, 2019	Exposure
Cash in reais:	6,484	697	CDI
Cash in U.S. dollars:	3,461	392	LIBOR

The following table sets forth the average interest rate of our borrowings and financing:

		Consolidated
		As of December 31, 2020
	Average interest rate(*)	Total debt (in thousands of R$)
US$	6.63%	24,901,552
R$	2.82%	9,998,586
EUR	1.50%	470,473
		35,370,611
_______________________
(*)	In order to determine the average interest rates for our borrowings and financing agreements with floating rates, we used rates as of December 31, 2020.

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

December 31, 2020
(in millions, unless otherwise indicated)	Functional Currency	Notional Amount	Average Interest	Average Maturity (days)
DI future	Real	-	-	-

Hedge accounting of export	U.S. dollar	3,992	-

Hedge accounting net investment	Euro	–	-

CDI-to-U.S. dollar swap	U.S. dollar	67	-

Fixed rate-to-CDI interest rate swap	Real	–	-

Foreign Currency Exchange Rate Risk

Fluctuations in exchange rates can have significant effects on our operating results. They affect the value of our real-denominated assets, the carrying and repayment costs of our real-denominated financial liabilities, our real-denominated production costs, the cost of real-denominated capital items and the prices we receive in the Brazilian market for our finished steel products. We may contract derivatives to manage certain of our net foreign exchange rate exposures, trying to balance our non-real denominated assets with our non-real denominated liabilities and using derivative instruments to match them. However, at any given time we may have significant foreign currency exchange rate risk exposure.

Our exposure to the U.S. dollar is due to the following contract categories:

•	U.S. dollar-denominated debt;
•	offshore cash;
•	currency derivatives;
•	U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and
•	offshore investments, which comprise assets purchased offshore and denominated in U.S. dollars on our balance sheet.
	December 31, 2019	December 31, 2020
U.S. dollar liabilities
Loans and financing	4,097	4,812
Trade accounts payable	69	140
Others	3	9
Total liabilities	4,169	4,961

U.S. dollar assets
Offshore cash and cash equivalents	105	665
Guarantee margin	-	24
Trade accounts receivable	346	387
Other	4	9
Total assets	455	1,085

Total U.S. dollar exposure	(3,714)	(3,876)

Cash flow – hedge accounting	2,531	3992
Exchange rate swap CDI x Dollar	67	(67)
Total U.S. dollar net exposure	(1,116)	49
Perpetual bonds	1,000	-
Total U.S. dollar net exposure, excluding perpetual bonds	(116)	49

Our exposure to the euro is due to the following contract categories:

•	euro-denominated debt;
•	offshore cash;
•	euro indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and
•	offshore investments: assets that we bought offshore and that are denominated in euros on our balance sheet.
	December 31, 2019	December 31, 2020
Euro liabilities
Loans and financing	24
Trade accounts payable	10	9
Others	1	1
Total liabilities	35	10

Euro assets
Offshore cash and cash equivalents	11	13
Trade accounts receivable	1	3
Intercompany loans	-	-
Advances to suppliers	-	-
Other	5	4
Total assets	9	20

Total euro exposure	(49)	(10)

Derivative notional	-	-
Investment – hedge accounting	24	-
Perpetual bonds	-	-
Total euro net exposure, excluding perpetual bonds	6	10

Offshore Investments

We have capitalized our offshore subsidiaries domiciled in U.S. dollar-based countries with equity investments, and those investments are accounted as U.S. dollar investments. The result is that they are recorded as assets indexed to the U.S. dollar from an earnings perspective.

Commodity Price Risk

Fluctuations in the price of steel, iron ore and some of the commodities used in producing steel, such as zinc, aluminum, tin, coal, coke and energy, can have an impact on our earnings. We may contract derivatives to hedge our exposure to certain commodity price fluctuations.

Sensitivity Analysis

In the Brazilian macroeconomic environment, exchange rate variation is the most significant market risk we face. The U.S. dollar/real exchange had an annual volatility of approximately 15.2% from 2018 to 2020.

Sensitivity Analysis of Derivative Financial Instruments and Foreign Exchange Exposure

Scenarios 1 and 2 represent 25% and 50% appreciation of the foreign currency, using the respective closing selling rate as of December 31, 2020, as reported by the Central Bank, as a benchmark.

The currencies used in the sensitivity analysis and the respective scenarios are as follows:

				December 31, 2020
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
U.S. dollar to real	5.1967	5.2617	6.4959	7.7951
Euro to real	6.3779	6.3867	7.9724	9.5669
U.S. dollar to euro	1.2271	1.2124	1.5339	1.8407

Set forth below are the effects on our income statement of scenarios 1 and 2:

(in thousands of RS)					12/31/2020
Instruments	Notional	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$

Gross exchange position	(3,876,521)	Dollar	(251,974)	(5,036,279)	(10,072,558)

Cash flow hedge accounting	3,992,200	Dollar	259,493	5,186,566	10,373,133

Exchange rate swap CDI x Dollar	(67,000)	Dollar	(4,355)	(87,045)	(174,089)

Net exchange position	48,679	Dollar	3,164	63,242	126,486

Net exchange position	10,138	Euro	89	16,165	32,330

Exchange rate swap Dollar x Euro	40,697	Dollar	5,264	50,134	78,337
_______________________
(*)	We calculated the probable scenario considering the following variations: 1.25% depreciation of the real against the U.S. dollar, 0.14% depreciation of the real against the euro and 1.20% appreciation of the euro against the U.S. dollar.

Source: Central Bank as of January 14, 2021.

Sensitivity Analysis of Changes in Interest Rates

Scenarios 1 and 2 represent 25% and 50%, respectively, interest volatility growth as of December 31, 2020, and set forth below are the effects on our balance sheet:

(in thousands of RS)					Impact on profit or loss
Changes in interest rates	% p.a.	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	4.55		(817,374)	(2,155)	(9,298)	(18,596)
Libor	0.26		(4,533,341)	(43,321)	(2,920)	(5,840)
CDI	1.90	5,779,452	(9,104,416)	(10,673)	(15,794)	(31,588)
_______________________
(*)	This sensitivity analysis assumes a probable scenario of interest rates as of December 31, 2020, as recorded in our assets and liabilities

Market Price Risk of Our Common Shares

We are exposed to the risk of changes in the market price of our common shares due to investments made and investments recorded at fair value through profit or loss.

Item 12. Description of Securities Other Than Equity Securities

American Depositary Shares

JP Morgan Chase Bank, N.A., with its principal executive office located at 383 Madison Avenue, Floor 11, New York, New York, 10179, serves as the depositary for the ADSs. ADR holders are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

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

Direct and Indirect Payments by the Depositary

The depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2020, these reimbursements were US$0.9 million.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

None.

PART II

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2020, CSN’s disclosure controls and procedures are effective.

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

Management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment, we concluded that our internal control over financial reporting is effective as of December 31, 2020.

Attestation Report of the Independent Registered Public Accounting Firm

Grant Thornton Auditores Independentes, our independent registered public accounting firm, audited, as of December 31, 2020, our internal control over financial reporting. For Grant Thornton Auditores Independentes’ report dated April 12, 2021, see our audited consolidated financial statements included elsewhere in this annual report.

Item 16. Reserved

16A. Audit Committee Financial Expert

Our audit committee comprises three members and each of them satisfies the audit committee membership independence requirements set forth by the SEC, the NYSE and Brazilian Corporate Law. After reviewing the qualifications of the members of our audit committee, our board of directors has determined that each member of our audit committee qualifies as an “audit committee financial expert,” as defined by the SEC.

Our audit committee may be assisted by an external consultant, whenever necessary, that renders financial and consulting services, among others.

16B. Code of Ethics

We adopted a Code of Ethics in 1998, reinforcing our ethical standards and the values that apply to all of our employees, including executive officers and directors.

Our Code of Ethics was last updated in 2016 and copies are distributed to each employee of the organization, to the members of our board of directors and or our audit committee, and each signs a commitment letter, reinforcing their dedication to our established values. Since 2017, our Code of Ethics is available on our intranet to be consulted and accepted by employees electronically. In our governance structure, the compliance area is responsible for our integrity program, which aims to ensure compliance with ethical standards of conduct and transparency. This program includes continuous training for our employees and employees of our third parties, and also monitoring of compliance with laws, regulations, policies and internal standards.

There was no amendment to or waiver from any provision of our Code of Ethics in 2020. Our Code of Ethics is in compliance with the SEC requirements for codes of ethics for senior financial officers. A copy of our Code of Ethics is available on our website at www.csn.com.brwww.csn.com.br.

16C. Principal Accountant Fees and Services

Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations. For the fiscal years ended December 31, 2019 and 2020, Grant Thornton Auditores Independentes acted as our independent auditor.

The following table sets forth the services rendered and the related fees:

	Year ended December 31,
	2019	2020
	(in thousands of R$)
Audit fees	5,405	6,745
Audit – related fees	833	650
Tax fees	-	-
Total	6,238	7,395

Audit Fees

Audit fees in 2020 and 2019 comprised the aggregate fees billed and billable by our independent auditors in connection with the audit of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

In 2020 and 2019, audit-related fees in the above table are fees billed and billable by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements. Services additional to the examination of our financial statements are submitted for prior approval to our audit committee in order to ensure that they do not represent a conflict of interest or affect the auditors’ independence.

Tax Fees

In 2020 and 2019, there were no fees for tax services provided by our independent auditors.

16D. Exemptions from the Listing Standards for Audit Committees

Not applicable. For a discussion on our audit committee, see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Audit Committee.”

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2014, in accordance with the limits and provisions of CVM Instruction No. 10/80, our board of directors approved various share buyback programs with the purpose of holding shares in treasury for subsequent disposal or cancellation. In April 2018, we sold 22,981,500 shares that we held in treasury and we have since maintained 7,409,500 shares in treasury.

Program	Board’s Authorization	Authorized Quantity	Program Period	Shares Purchased	Shares Cancelled	Shares Sold	Balance in Treasury
1st	03/13/2014	70,205,661	03/14/2014 04/14/2014	2,350,000	-	-	2,350,000
2nd	04/15/2014	67,855,661	04/16/2014 05/23/2014	9,529,500	-	-	11,879,500
3rd	05/23/2014	58,326,161	05/26/2014 06/25/2014	31,544,500	-	-	43,424,000
4th	06/26/2014	26,781,661	06/26/2014 07/17/2014	26,781,661	-	-	70,205,661
5th	07/18/2014				60,000,000	-	10,205,661
5th	07/18/2014	64,205,661	07/18/2014 08/18/2014	240,400	-	-	10,446,061
	08/19/2014				10,446,061	-	-
6th	08/19/2014	63,161,055	08/19/2014 09/25/2014	6,791,300	-	-	6,791,300
7th	09/29/2014	56,369,755	09/29/2014 12/29/2014	21,758,600	-	-	28,549,900
8th	12/30/2014	34,611,155	12/31/2014 03/31/2015	1,841,100	-	-	30,391,000
9th	03/31/2015	32,770,055	04/01/2015 06/30/2015	-	-	-	30,391,000
10th	04/20/2018	30,391,000	04/20/2018 04/30/2018	-	-	22,981,500	7,409,500

16F. Change in Registrant’s Certifying Accountant

Not applicable.

16G. Corporate Governance

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applicable to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practices required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

Majority of Independent Directors

The NYSE rules require that a majority of the board of directors consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation, duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian Corporate Law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Brazilian Corporate Law requires that our directors be elected by our shareholders at an annual shareholders’ meeting.

Executive Sessions

NYSE rules require that non-management directors meet at regularly scheduled executive sessions without management present. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of our board of directors can be elected from management. Mr. Benjamin Steinbruch, our chief executive officer, is also the chairman of our board of directors. There is no requirement that non-management directors meet regularly without management. As a result, the non-management directors on our board of directors do not typically meet in executive sessions without management present, although they may do so and then report to the entire board of directors the topics discussed and their suggestions.

Nominating and Corporate Governance Committee

NYSE rules require that listed companies have a nominating and corporate governance committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among others, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. We are not required under Brazilian Corporate Law to have, and currently we do not have, a nominating and corporate governance committee.

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

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have adopted a Code of Ethics applicable to all our employees, including our executive officers and directors. We believe this code addresses the matters required to be addressed pursuant to the NYSE rules. For a further discussion of our Code of Ethics, see “—16B. Code of Ethics.”

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

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have adopted the following corporate governance guidelines, either based on Brazilian law or our Code of Ethics, institutional handbook or policies and procedures:

•	an insider trading policy for securities issued by us;
•	a policy for the disclosure of material facts; and
•	a sustainability policy.

16H. Mine Safety Disclosure

Not applicable as none of our mines are located in the United States and as such are not subject to the U.S. Federal Mine Safety and Health Act of 1977 or the U.S. Mine Safety and Health Administration.

Item 17. Financial Statements

See “Item 18. Financial Statements.”

PART III

Item 18. Financial Statements

Our following consolidated financial statements, together with the report of Grant Thornton Auditores Independentes thereon, are filed as part of this annual report.

Page
Report of Independent Registered Public Accounting Firm	FS-R1
Report of Independent Registered Public Accounting Firm	FS-R2

Item 19. Exhibits

Exhibit		Description
Number
1.1		Bylaws of the registrant (English translation), incorporated in this annual report by reference from our Form 6-K filed with the SEC on November 27, 2017.
2.1		Form of Amended and Restated Deposit Agreement, among Companhia Siderúrgica Nacional, JP Morgan Chase Bank, N.A., as depositary, and all holders and beneficial owners of American Depositary Receipts issued thereunder, incorporated in this annual report by reference from our Registration Statement on Form F-6POS filed with the SEC on October 19, 2020.
2.2		Description of the registrant’s securities registered under Section 12 of the Exchange Act, incorporated in this annual report by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 3, 2020.
4.1	+*	Investment Agreement, dated November 21, 2014, among Companhia Siderúrgica Nacional, Brazil Japan Iron Ore Corporation, POSCO, China Steel Corporation, Congonhas Minérios S.A. and Nacional Minérios S.A., as amended on November 15, 2015 and restated on November 27, 2015.
4.2	+	Amendment, dated December 6, 2019, among Companhia Siderúrgica Nacional, Japão Brasil Minério de Ferro Participações Ltda., POSCO, China Steel Corporation and CSN Minérios Nacional S.A., to the Investment Agreement (Exhibit 4.1).
8.1	+	List of Subsidiaries.
12.1	+	Section 302 Certification of Chief Executive Officer.
12.2	+	Section 302 Certification of Chief Financial Officer.
13.1	+	Section 906 Certification of Chief Executive Officer.
13.2	+	Section 906 Certification of Chief Financial Officer.
15.2		Consent of Snowden do Brasil Consultoria Ltda., incorporated in this annual report by reference from our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 30, 2015.
101.INS	+	XBRL Instance Document.
101.SCH	+	XBRL Taxonomy Extension Schema.
101.CAL	+	XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	+	XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	+	XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	+	XBRL Instance Document.
* Certain confidential portions of the exhibit have been omitted from the public filing. + Filed herewith.

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

Dated: April 12, 2021

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Companhia Siderúrgica Nacional

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in the 2013 Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2020, and our report dated April 12, 2021 expressed an unqualified opinion on those financial statements.

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

April 12, 2021

FS - R1

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Companhia Siderúrgica Nacional

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 12th, 2021 expressed an unqualified opinion.

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

1. Recoverable value of the investment in jointly controlled subsidiary (Note 10.d)

The Company has an investment in jointly controlled subsidiary Transnordestina Logística S.A. (“TLSA”) as of December 31, 2020, including gain on loss of control, in the amount of R$1,431 million, whose recoverable value should be tested for impairment annually. The Company, as an investor, conducts its evaluation of fair value in accordance with IAS 36 – Impairment of Assets, under a method that considers the investee’s capacity to distribute dividends, named Dividend Discount Model, which considers the flow of dividends discounted at present value using the equity capital in addition to other metrics and risks factors that increase the discount rate used. Accordingly, this subject was considered a critical audit matter due to the uncertainty inherent in the process of determining the estimates and judgments involved in preparing future cash flows discounted to present value, such as projections of market demand, operating margins and discount rates that may significantly change the expected realization of the asset.

FS - R2

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

2. Realization of deferred tax assets (Notes 18.b and 18.c)

The Company and its subsidiaries maintain deferred income and social contribution taxes assets (deferred tax assets), substantially resulting from tax and social contribution losses carried forward, and temporary differences arising from temporary provisions recognized. These deferred taxes balances were recognized based on the probability of future taxable profits. As of December 31, 2020, the amount of deferred tax assets recognized in noncurrent assets was R$3,875 million.

The annual evaluation for the recoverability of these assets involves, significant and critical judgment in relation to assumptions such as future taxable income, cash flow projections and future economic events.

The assessment of whether a deferred tax asset should be recognized based on the availability of future taxable profits take into account all factors concerning the Company's expected future profitability, both favorable and unfavorable. Accordingly, the use of different assumptions may significantly change the expected realization of these assets and may require the additional recognition of impairment on such assets, which would consequently impact the financial statements. Due to these aspects, this issue was considered a critical audit matter.

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

Ability of the jointly-controlled subsidiary to obtain the necessary funds

As discussed in Note No 10.d) to the consolidated financial statements, the new railroad network of the joint-controlled entity Transnordestina Logística S.A. (“TLSA”) is currently under construction, and certain terms in the concession agreement are still under discussion with relevant government agencies. The completion of the project and consequent commencement of operations depend on the continuing contribution of funds by its shareholders and third parties. Those events or conditions, along with other matters described in such note, indicate that a material uncertainty exists. TLSA Management plans in regard to these matters are also described in Note No 10.d). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Grant Thornton Auditores Independentes

We have served as the Company’s auditor since 2017.

São Paulo, Brazil

April 12, 2021

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheets as of December 31
(Thousands of Brazilian Reais)

	Note	2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	9,944,586	1,088,955
Financial investments	5	3,783,362	2,633,173
Trade receivables	6	2,867,352	2,047,931
Inventories	7	4,817,586	5,282,750
Recoverable taxes	8	1,605,494	1,282,415
Other current assets	9	367,814	390,581

Total current assets		23,386,194	12,725,805

NONCURRENT ASSETS
Long-term assets
Financial investments	5	123,409	95,719
Deferred income taxes	18	3,874,946	2,473,304
Inventories	7	347,304	144,499
Recoverable taxes	8	938,452	2,119,940
Other non-current assets	9	3,603,047	2,793,115

		8,887,158	7,626,577

Investments in associates and joint controlled entities	10	3,695,780	3,584,169
Property, plant and equipment	11	19,716,223	19,700,944
Intangible assets	12	7,316,794	7,231,781
Total non-current assets		39,615,955	38,143,471

TOTAL ASSETS		63,002,149	50,869,276
The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheets as of December 31
(Thousands of Brazilian Reais)

	Note	2020	2019
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Borrowings and financing	13	4,126,453	5,125,843
Payroll and related taxes		282,630	317,510
Trade payables	17	4,819,539	3,012,654
Taxes payable		2,058,362	541,027
Provisions for tax, social security, labor and civil risks	20	81,073	96,479
Advances from customers	15	1,100,772	787,604
Proposed dividends and interests on net equity	15	946,133	13,252
Other payables	15	1,310,734	1,725,588
Total current liabilities		14,725,696	11,619,957

NONCURRENT LIABILITIES
Borrowings and financing	13	31,144,200	22,841,193
Other payables	15	3,145,336	2,493,702
Deferred income taxes	18	618,836	589,539
Provisions for tax, social security, labor and civil risks	20	554,315	526,768
Pension and healthcare plan	30	758,426	912,184
Provision for environmental liabilities and asset retirement obligations	21	803,835	524,001
Total non current liabilities		37,024,948	27,887,387

Shareholders' equity	23
Paid-in capital		6,040,000	4,540,000
Capital reserves		32,720	32,720
Legal reserves		468,291	278,576
Earnings reserves		5,414,323	4,210,888
Treasury shares		(58,264)	(58,264)
Other comprehensive income		(1,983,619)	1,170,624
Total equity attributable to owners of the Company		9,913,451	10,174,544
Non-controlling interests		1,338,054	1,187,388
Total Shareholders' equity		11,251,505	11,361,932

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		63,002,149	50,869,276
The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Income for the years ended December 31
Thousands of Brazilian Reais, except for the earnings (loss) per common share

	Note	2020	2019	2018

Net Revenue from sales	25	30,064,020	25,436,417	22,968,885
Cost of sales	26	(19,124,901)	(17,263,264)	(16,105,657)
Gross profit		10,939,119	8,173,153	6,863,228

Operating income (expenses)		(5,224,682)	(4,631,236)	83,332
Selling expenses	26	(2,004,417)	(2,342,805)	(2,263,688)
General and administrative expenses	26	(504,458)	(511,065)	(494,023)
Equity in results of affiliated companies	10	71,755	125,715	135,706
Other operating income	27	482,494	503,770	4,036,043
Other operating expenses	27	(3,270,056)	(2,406,851)	(1,330,706)
Income before financial results and income taxes		5,714,437	3,541,917	6,946,560
Financial income	28	1,802,728	379,042	1,310,514
Financial expenses	28	(2,599,039)	(2,510,226)	(2,806,157)

Income before income taxes		4,918,126	1,410,733	5,450,917

Income tax and social contribution	18	(625,508)	833,778	(250,334)

Net income for the year		4,292,618	2,244,511	5,200,583

Net income for the year attributed to:
Controlling interests		3,794,295	1,789,067	5,074,136
Non-controlling interests		498,323	455,444	126,447

Earnings (loss) per common share - (reais/share)
Basic	23.g	2.74926	1.29632	3.69498
Diluted	23.g	2.74926	1.29632	3.69498

The accompanying notes are an integral part of these consolidates financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Comprehensive Income for the years ended December 31
Thousands of Brazilian Reais

	Note	2020	2019	2018
Net income for the year		4,292,618	2,244,511	5,200,583

Items that will not be subsequently reclassified to the statement of income
Actuarial (losses)/gains on defined benefit plan from investments in subsidiaries		879	424	903
Actuarial (losses)/gains on defined benefit pension plan		132,059	(113,518)	413
		132,938	(113,094)	1,316

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year		581,175	32,922	(87,101)
(Loss)/gain on change in percentage of investments		6,102	(2,288)	(105)
Fair value through other comprehensive income		-	-	(1,559,680)
(Loss) / gain on business combination		-	-	(651)
(Loss)/gain on net investment hedge in foreign subsidiaries		(4,824)	2,472	(21,852)
(Loss)/gain cash flow hedge accounting, net of taxes		(5,537,174)	(604,828)	(1,415,962)
Cash flow hedge accounting reclassified to income upon realization, net of taxes		1,667,886	790,353	370,191
Cash flow hedge accounting - "Platts" reclassified to income upon realization, net of taxes		186,878	-	-
(Loss)/gain cash flow hedge accounting – “Platts”		(187,423)	-	-
		(3,287,380)	218,631	(2,715,160)

Other comprehensive income		(3,154,442)	105,537	(2,713,844)

Comprehensive income for the year		1,138,176	2,350,048	2,486,739

Attributable to:
Attributed to owners of the Company		640,052	1,894,503	2,360,292
Attributed to non-controlling interests		498,124	455,545	126,447
The accompanying notes are an integral part of these consolidates financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Cash Flows for the years ended December 31
Thousands of Brazilian Reais

		2020	2019	2018

Net income for the year		4,292,618	2,244,511	5,200,583
Adjustments to reconcile net income to net cash provided by operations:
Accrued charges on borrowings and financing	28	1,909,546	1,879,116	1,938,077
Charges on loans and financing granted		(32,684)	(58,728)	(50,239)
Depreciation/ depletion / amortization	26	2,522,063	1,519,331	1,273,021
Equity in results of affiliated companies	10	(71,755)	(125,715)	(135,706)
Charges on lease liabilities.	16	54,236	52,607	-
Deferred income tax and social contribution	18	(1,426,696)	(2,398,400)	(576,895)
Provision for tax, social security, labor and civil risks		4,405	(164,223)	(34,279)
Monetary variations and exchange differences		2,010,056	853,449	1,002,137
Contractual agreement		-	(131,817)	-
Proceeds from disposal of fixed and intangible assets	10 11 12 16	12,998	114,603	38,245
Provision (Reversal) for consumption and services		(29,057)	(130,339)	55,726
Provision for actuarial liabilities		(24,019)	(20,194)	(20,984)
PIS and COFINS credits		-	(160,609)	(2,208,462)
Net gain on sale of a foreign subsidiary		-	-	(1,164,294)
Provision for environmental liabilities and decommissioning of assets		10,388	17,110	(55,247)
Unrealized loss (gains) on shares – Fair value through profit or loss	27 28	(1,203,068)	118,780	(1,655,813)
Receivables by indemnity		(517,183)	-	-
Other provisions		(7,651)	104,869	(21,877)
		7,504,197	3,714,351	3,583,993

Changes in assets and liabilities
Trade receivables - third parties		(594,731)	49,338	99,223
Trade receivables - related parties		49,412	(77,271)	22,071
Inventories		755,571	(218,242)	(800,050)
Receivables from related parties/Dividends		90,306	99,276	113,800
Recoverable taxes		865,984	14,051	238,181
Judicial deposits		50,028	19,312	(7,496)

Trade payables		2,103,283	(354,288)	925,176
Trade payables – Drawee risk		(497,451)	1,055,546	65,766
Payroll and related taxes		(43,649)	36,271	(1,100)
Taxes in installments - REFIS		1,654,135	280,413	(23,806)
Payables to related parties		12,019	1,956	129,031
Advances from customer		(10,011)	2,524,826
Interest paid		(1,922,130)	(2,039,112)	(2,141,710)
Derivative instrument cash settlement		(299,585)
Others		(140,504)	(234,548)	5,026
Increase (decrease) in assets and liabilities		2,072,677	1,157,528	(1,375,888)
Net cash provided by operating activities		9,576,874	4,871,879	2,208,105

Investments / acquisition of shares		(132,197)	(209,832)	(218,840)
Purchase of property, plant and equipment	10 11 12	(1,683,839)	(2,214,456)	(1,317,102)
Receipt/(Payment) in derivative transactions		-	(230)	(372)
Purchase of intangible assets	10	-	(1,427)	(2,200)
Loans granted to related parties		(101,631)	(101,913)	(101,908)
Loans received from related parties		14,584	23,623	-
Financial investment, net of redeemed amount		39,428	289,213	(167,773)
Cash received by disposal of Usiminas’ shares		-	-	39,377
Net cash received from the sale of a foreign subsidiary		-	-	1,670,359
Cash used to acquire interest in CBSI		-	(21,345)	-
Net cash used in investing activities		(1,863,655)	(2,236,367)	(98,459)
New borrowings and financing	13.b	8,085,902	10,068,627	2,143,679
Cost of transaction		(39,174)	(67,362)	(92,287)
Repayment of borrowings	13.b	(6,448,658)	(11,775,093)	(5,019,978)
Amortization of leases	16	(103,648)	(94,727)	-
Payment of dividends and interests on net equity		(309,350)	(1,920,309)	(502,002)
Treasury shares				213,402
Net cash provided by (used in) financing activities		1,185,072	(3,788,864)	(3,257,186)

Exchange rate changes on cash and cash equivalents of foreign subsidiaries		(42,660)	(5,697)	(16,028)

Increase (decrease) in cash and cash equivalents		8,855,631	(1,159,049)	(1,163,568)
Cash and cash equivalents at the beginning of the year		1,088,955	2,248,004	3,411,572
Cash and cash equivalents at the end of the year	3	9,944,586	1,088,955	2,248,004

The accompanying notes are an integral part of these consolidates financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Changes in Shareholders´ Equity
Thousands of Brazilian reais
	Paid-in Capital	Capital Reserve	Earnings Reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity	Non-Controlling interests	Consolidated Equity
Balances at December 31, 2017	4,540,000	30		(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229

Capital transactions with shareholders		32,690	180,712	(898,332)		(684,930)		(684,930)
Sales of treasury shares			180,712			180,712		180,712
Dividends				(898,332)		(898,332)		(898,332)
Profit on disposal of shares		32,690				32,690		32,690
Total comprehensive income				5,074,136	(2,713,844)	2,360,292	126,447	2,486,739
Net income for the year				5,074,136		5,074,136	126,447	5,200,583
Other comprehensive income					(2,713,844)	(2,713,844)		(2,713,844)
Cumulative translation adjustments for the period					(87,101)	(87,101)		(87,101)
Actuarial gain/(loss) on defined benefit pension plan, net of taxes					1,316	1,316		1,316
Gain/(Loss) on available-for-sale assets, net of taxes					(1,559,680)	(1,559,680)		(1,559,680)
Gain/(loss) on percentage change in investments					(105)	(105)		(105)
Gain/(loss) on cash flow hedge accounting, net of taxes					(1,045,771)	(1,045,771)		(1,045,771)
Gain/(loss) on hedge of net investments in foreign subsidiaries					(21,852)	(21,852)		(21,852)
Gain/(loss) on business combination					(651)	(651)		(651)
Constitution of reserves			2,884,115	(2,884,115)
Non-controlling interests in subsidiaries							(76,598)	(76,598)
Balances at December 31, 2018	4,540,000	32,720	3,064,827		1,065,188	8,702,735	1,310,705	10,013,440

Capital transactions with shareholders				(422,694)		(422,694)	(578,862)	(1,001,556)
Dividends				(424,903)		(424,903)	(513,842)	(938,745)
Interests on net equity							(65)	(65)
Reversal by prescription of dividends and interest on shareholder’s equity				2,209		2,209		2,209
Total comprehensive income				1,789,067	105,436	1,894,503	455,545	2,350,048
Net income for the year				1,789,067		1,789,067	455,444	2,244,511
Other comprehensive income					105,436	105,436	101	105,537
Cumulative translation adjustments for the period					32,922	32,922		32,922
Actuarial gain/(loss) on defined benefit pension plan, net of taxes					(113,195)	(113,195)	(193)	(113,388)
(Loss) / gain on the percentage change in investments					(2,288)	(2,288)	294	(1,994)
Gain/(loss) on cash flow hedge accounting, net of taxes					185,525	185,525		185,525
Gain/(loss) on hedge of net investments in foreign subsidiaries					2,472	2,472		2,472
Constitution of reserves			1,366,373	(1,366,373)
Balances at December 31, 2019	4,540,000	32,720	4,431,200		1,170,624	10,174,544	1,187,388	11,361,932
Capital transactions with shareholders	1,500,000	-	(1,500,000)	(901,145)	-	(901,145)	(347,458)	(1,248,603)
Proposed capital increase	1,500,000		(1,500,000)			-		-
Dividends				(901,145)		(901,145)	(296,936)	(1,198,081)
Interests on net equity							(50,522)	(50,522)
Total comprehensive income	-			3,794,295	(3,154,243)	640,052	498,124	1,138,176
Net income for the year				3,794,295		3,794,295	498,323	4,292,618
Other comprehensive income					(3,154,243)	(3,154,243)	(199)	(3,154,442)
Cumulative translation adjustments for the period					581,175	581,175		581,175
Actuarial gain/(loss) on defined benefit pension plan, net of taxes					133,069	133,069	(131)	132,938
(Loss) / gain on the percentage change in investments					6,102	6,102		6,102
Gain/(loss) on cash flow hedge accounting, net of taxes					(3,869,765)	(3,869,765)	(68)	(3,869,833)
Gain/(loss) on hedge of net investments in foreign subsidiaries					(4,824)	(4,824)		(4,824)
Internal changes in shareholders’ equity	-	-	2,893,150	(2,893,150)	-			-
Constitution of reserves			2,893,150	(2,893,150)		-		-
Balances at December 31, 2020	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451	1,338,054	11,251,505

1.	DESCRIPTION OF BUSINESS

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

As a pioneer in the use of technologies that result in the possibility of stacking the tailings generated in the iron ore production process, the Company has had its iron ore production since January 2020, 100% independent of tailings dams. After significant investments in recent years to raise the level of reliability, mischaracterization and dry stacking, the Company has moved on to a scenario in which 100% of its waste goes through a dry filtration process and is disposed of in geotechnically controlled batteries, areas exclusively destined for stacking. Approximately R$250 million was invested in the two tailings filtration plants that have a combined total filtration capacity of 9 million tons per year.

As a consequence of these measures, the decommissioning of the dams is the natural way of processing dry waste.

All of our mining dams are positively certified and comply with the environmental legislation in force.

•	Cements

CSN entered the cement production market in 2009, catapulted by the synergy between this activity and CSN's current business. Beside the UPV facilities, in Volta Redonda / RJ, the Company installed a new business unit, which produces CP-III type cement using the slag produced by the UPV’s own blast furnaces. It also explores limestone and dolomite at the Arcos / MG unit, to meet the needs of the UPV and the cement plant. Additionally, in Arcos / MG, the clinker production operation is located. As a result, the Company is self-sufficient in the production of cement, with an installed capacity of 4.7 million tons per year.

•	Logistics:

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

The note 29 - “Segment Information” details the financial information per each of CSN´s business segment.

•	GOING CONCERN

In 2020, the Company repaid approximately R$8.4 billion of its borrowings and financing. In 2021, we expect to repay R$4.2 billion. Financial leverage may adversely affect the Company’s business, financial conditions and operating results, with the following main impacts considered by Management:

•       Use of cash generated from operations for the repayment of borrowings and financing;

•       Exposure to (i) interest rate fluctuations, due to the renegotiation of debts and possible new borrowings and financing; and (ii) foreign exchange, since a significant portion of borrowings and financing are U.S. Dollar denominated;

•       Increase in the economic and financial vulnerability in the event of adverse conditions in the industry and segment, due to the limited resources available in the short term, considering the high financial leverage and expected cash disbursements;

•       Limitation of the Company’s ability to conduct new business (acquisitions) until the financial leverage is reduced;

•       Limitation of the Company’s ability to obtain new lines of credit at more favorable interest conditions due to the risks related to the current financial leverage.

The Company’s ability to continue operating on a going concern basis, therefore, depends on the achievement of operating targets determined by Management, in addition to refinancing the contracted debts, and / or actions related to financial deleveraging.

In addition to the continuous focus on improving operating results, Management continues with initiatives to increase the Company’s liquidity by extending payment terms for loans and financing. See note 13.a - Maturities of loans, financing and debentures presented in current and non-current liabilities.

Additionally, Management is studying alternatives to financial deleveraging from the sale of non-strategic assets and other initiatives, such as the recently concluded Initial Public Offering of Shares of the subsidiary CSN Mineração SA, whereby the

CSN Group improved its liquidity by R$4,155 million. Other alternatives are also considered, but it is not possible to ensure that they will occur within a period of 12 months. Accordingly, the Company did not segregate and reclassify any assets in the financial statements as discontinued operations in accordance with IFRS 5.

Based on Management’s cash flow projections that covered the operational period until February 2022, which depend on factors such as meeting production targets, sales volumes and prices, as well as the renegotiation of loans and financing, Management understands that the Company has adequate resources to continue its operations. Accordingly, the Company’s financial statements for the year ended December 31, 2020 were prepared based on the assumption of going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a)	Declaration of conformity

The consolidated financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (IASB) and includes all of the relevant information of the financial statements, and only this information, which correspond to those used by the Company’s management in its activities.

2.b)	Basis of presentation

The financial statements have been prepared using the historical cost as the basis of value, the net realizable value, the fair value or the recovery value, except when otherwise indicated.

The preparation of these financial statements requires Management to use certain accounting estimates, judgments and assumptions that affect the application of Accounting Polices and the amounts reported on the balance sheet date of assets, liabilities, income and expenses may differ from actual future results. The assumptions used are based on history and other factors considered relevant and are reviewed by the Company’s management.

The accounting policies and critical estimates, when applicable and relevant, are included in the respective explanatory notes and are consistent with the previous year presented, as shown below:

•       Explanatory note 10 e - Recoverability test of investment on Transnordestina Logística SA (“TLSA”);

•       Explanatory note 12 a - Goodwill impairment test;

•       Explanatory note 14 - Derivative financial instruments and hedge accounting (“hedge accounting”);

•       Explanatory note 18 d - Deferred income and social contribution taxes: availability of future taxable income against which deductible temporary differences and tax losses can be used;

•       Explanatory note 20 - Provision for tax, social security, labor, civil, environmental risks and judicial deposits;

•	Explanatory note 21 - Provisions for environmental liabilities and asset retirement obligations;

•       Explanatory note 30 - Employee benefits.

The consolidated financial statements were approved by Board of Directors on April 12, 2021.

2.c)	Functional currency and presentation currency

The accounting records included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the principal of the economic environment in which each subsidiary operates (“the functional currency”). The consolidated financial statements are presented in R$ (reais), which is the Company’s functional and reporting currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction or valuation dates, in which the items are remeasured. The balances of the asset and liability accounts are translated using the exchange rate on the balance sheet date. As of December 31, 2020, US$1,00 is equivalent to R$5.1967 (R$4.0307 on December 31, 2019) and €1,00 is equivalent to R$6.3779 (R$4.5305 on December 31, 2019), as stated on the website of the Brazilian Central Bank.

2.d)	Explanatory notes for basis of presentation

In 2020, the Company improved the presentation of its financial statements to users. As a result, the relevant information for assessing the Company's financial position was changed and, accordingly, accounting practices related to assets, liabilities, revenues and expenses are now presented in the explanatory notes of each relevant item.

Additionally, in order to improve the presentation with more qualitative aspects, the Company discloses long-term inventory in note 7 and the current and non-current recoverable taxes in note 8, which were previously presented as other current and non-current assets.

2.e)	Adoption of new and revised International Financial Reporting Standards (IFRS)

During the year of 2020, the IASB issued the revision of the referred standards below, already in force in the year of 2020. Some accounting pronouncements that became effective as of January 1, 2020, having been adopted and without significant impacts on the Company’s results and financial position were as follows:

•	Business definition (changes to IFRS 3)
•	Definition of materiality (changes to IAS 1 and IAS 8)
•	Reform of the benchmark interest rate (changes to IFRS 9, IAS 39 and IFRS 7)
•	Changes to references to the basic conceptual framework (various standards)
•	Concessions related to COVID-19 (amendments to IFRS 16)

The changes were evaluated and adopted by the Company’s management, and there were no impacts on its financial statements regarding their application.

New standards, changes and interpretations to existing standards that are not yet effective and have not been adopted in advance by the Company (for which no significant impact is expected in the initial adoption period and that, therefore, additional disclosures are not being made):

•	IFRS 17 — Insurance Contracts
•	Changes to IFRS 17 Insurance contracts (changes to IFRS 17 and IFRS 4)
•	References to the Conceptual Framework
•	Products before intended use (changes to IAS 16)
•	Onerous contracts - cost of fulfilling a contract (changes to IAS 37)
•	Annual cycle of improvements to IFRS 2018-2020 (changes to IFRS 1, IFRS 9, IFRS 16 and IAS 41)
•	Classification of liabilities as current and non-current (changes to IAS 1)

3.	IMPACTS OF COVID-19

At the end of 2019, the COVID-19 virus spread worldwide, and in March 2020, the WHO (World Health Organization) declared a pandemic of this disease. Since the beginning of the pandemic, the Company has adopted several precautionary measures in all its areas to reduce the exposure of its employees and to guarantee the continuity of its business. In this sense, all employees in chronic conditions of vulnerability (risk group) were mapped and put on vacation together with most other employees in order to reduce their corporate staff by around 50%. In addition, masks were provided for all employees, hand sanitizer was made available in all company facilities, and we also released internal communications with preventive measures in order to reinforce the hygiene protocols recommended by the competent authorities.

The Company permanently assesses the effects caused by COVID-19 on its business, since, mainly in the 2nd quarter of 2020, economic activities in Brazil were drastically reduced, with restrictions and measures of social distancing having been imposed in order to reduce the virus circulation. Many of these restrictions were relieved by the authorities in the 3rd quarter and the Company did not suffer significant impact to its business during the year.

The Company’s economic activity is directly linked to the demand for steel products in the automotive, domestic and civil construction sectors, as well as iron ore, both in the domestic and international markets. Any reduction in the activity of these sectors could affect the demand and the price of products and have significant impact to the Company’s financial position and results.

Below we present the main economic effects to the Company in relation to COVID-19:

a) Operational effects

The Company’s investment budget for 2020 has been revised considering the adverse effects of the global economic slowdown. In this sense, the review reduced the amount of investments, giving priority to the execution of current investment projects that are fundamental for the maintenance of conditions of operational capacity, environment and safety.

The Company stifled the Blast Furnace 2 located at the Presidente Vargas Steelworks (UPV), in the municipality of Volta Redonda - RJ, in early June 2020. The decision was based on the weak global economic scenario since CSN is a major supplier of raw material to the automotive, appliances and civil construction industries. However, the recently renovated Blast Furnace 3 met the demand until Blast Furnace 2 resumed in late November 2020.

The effects of the pandemic were perceived in the 2nd quarter of the year, having caused some impact to revenues, mainly from the steel manufacturing operations. The other segments did not suffer significant impacts.

The Company did not suffer any significant impact to its railway and maritime logistics. There was also no impact to the availability of supplies that would interrupt operational activities.

b) Recoverability of financial and non-financial assets and liabilities

The pandemic did not have a significant impact on the fair value of the Company’s assets and liabilities, with the exception of a temporary adverse impact on the market value of Usiminas’ shares, which up to March 31, 2020 had accumulated losses of R$962 million in that quarter, having if fully recovered by the end of the year and contributed positively to the Company’s result with a gain in the year of R$1,190 million. In limited situations some covenants or special obligations applicable to our debts could have been achieved. The Company constantly monitored and continues to monitor these indicators in order to avoid risks to its financial position.

There was no material impact to the Company’s financial assets. A portion of receivables that had been past due was received during the 2nd quarter. The Company’s average term of receipt has not changed.

Our portfolio of investments and the nature of our industrial plants have long-term characteristics. The long-term operational and economic context to which the Company operates allows greater flexibility in the strategies and plans to mitigate the risks and effects of the pandemic on its business and, consequently, ensure the maintenance of the expected recoverability of its non-financial assets, whether investments, fixed assets and tax credits. At the beginning of the pandemic, Management conducted tests stressing several assumptions used in business projections, especially for 2020 and 2021. These stressed assumptions remained unchanged throughout the year and, consequently, the was no need to recognize any losses due to impairment in the financial statements as of December 31, 2020.

According to the guidelines of the Brazilian Securities and Exchange Commission (CVM), the Company assessed any effects that are related to business continuity and its accounting estimates. Despite some adverse effects perceived at the beginning of the pandemic, which over the rest of the year dissipated, such adverse effects did not bring risks of continuity or the need for adjustments to accounting estimates that would produce significant effects on the Company’s business and consequently on its position equity and financial.

The Company maintains all of its medium and long-term production and sales forecasts.

4.	CASH AND CASH EQUIVALENTS

		Consolidated
	12/31/2020	12/31/2019
Cash and banks
In Brazil	245,185	42,736
Abroad	3,899,282	454,033
	4,144,467	496,769

Investments
In Brazil	5,800,119	531,924
Abroad		60,262
	5,800,119	592,186
	9,944,586	1,088,955

Our investments are basically in private and public securities with yields linked to the variation of Interbank Deposit Certificates (CDI) and repo operations backed by National Treasury Notes respectively. The Company invests part of the funds through exclusive investment funds which have been consolidated in these financial statements.

Our investments abroad are in private securities in top-rated banks and are remunerated at pre-fixed rates.

Accounting Policy

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable within 90 days of the contracting date, readily convertible into an amount known as cash and with an insignificant risk of changing its market value.

5.	FINANCIAL INVESTMENTS

				Consolidated
	Current		Non Current
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Investments(1)	478,253	518,553
Usiminas shares(2)	3,305,109	2,114,620
Bonds (3)			123,409	95,719
	3,783,362	2,633,173	123,409	95,719

(1)	These are restricted financial investments and linked to a Bank Deposit Certificate (CDB) to guarantee a letter of guarantee from financial institutions and financial investments in Public Securities (LFT - Letras Financeiras do Tesouro) managed by their exclusive funds.

(2)	Part of the shares guarantees a portion of the Company's debt.

(3)	Bonds with Fibra bank due in February 2028 (see note 22).

Accounting Policy

Short-term investments that are not classified as cash equivalents and are measured at amortized cost and at fair value through profit or loss.

6.	TRADE RECEIVABLES

		Consolidated
	12/31/2020	12/31/2019
Trade receivables
Third parties
Domestic market	910,657	1,118,632
Foreign market	2,063,867	1,003,905
	2,974,524	2,122,537
Allowance for doubtful debts	(228,348)	(245,194)
	2,746,176	1,877,343
Related parties (note 22 b)	121,176	170,588
	2,867,352	2,047,931

The composition of the gross balance of accounts receivable from third party customers is shown as follows:

		Consolidated
	12/31/2020	12/31/2019
Current	2,537,567	1,739,746
Past-due up to 30 days	222,972	132,845
Past-due up to 180 days	17,915	23,877
Past-due over 180 days	196,070	226,069
	2,974,524	2,122,537

The changes in credit losses are as follows:

		Consolidated
	12/31/2020	12/31/2019
Opening balance	(245,194)	(237,352)
(Loss)/Reversal estimated	7,513	(43,313)
Recovery and write-offs of receivables	9,333	35,471
Closing balance	(228,348)	(245,194)

Accounting Policy

Accounts receivable are initially recognized by the transaction price, provided they do not contain financing components, and subsequently measured at amortized cost. When applicable, it is adjusted to present value including the respective taxes and ancillary expenses, and customer credits in foreign currency are restated at the exchange rate on the date of the financial statements.

The Company measures credit losses annually expected for the instrument, where it considers all possible loss events over the life of its receivables, using a loss rate matrix by maturity range adopted by the Company, from the initial moment (recognition) of the asset. This model considers the client’s history, default rate, financial situation and the position of its legal advisors to estimate expected credit losses.

The Company performs operations relating to assignment of receivables without co-obligation in which, after the assignment of duplicates / securities from the client and receipt of funds arising from the closing of each operation, CSN settles the accounts receivable and relieves itself entirely of the operation’s credit risk.

7.	INVENTORIES

		Consolidated
	12/31/2020	12/31/2019
Finished goods	1,627,676	1,691,842
Work in progress(1)	1,358,905	1,438,868
Raw materials	1,289,653	1,493,129
Spare parts	928,158	902,135
Advances to suppliers	69,536	35,828
Provision for losses	(109,038)	(134,553)
	5,164,890	5,427,249

Classified:
Current	4,817,586	5,282,750
Non-current	347,304	144,499
	5,164,890	5,427,249

1.	Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, In 2020, the Company defined the construction project for the new plant for processing Itabirito, which until then was considered as waste, and started to be incorporated into the long-term ore inventory.

The changes in estimated losses on inventories are as follows:

		Consolidated
	12/31/2020	12/31/2019
Opening balance	(134,553)	(157,754)
(Estimated losses) / Reversal of inventories with low turnover and obsolescence	25,515	23,201
Closing balance	(109,038)	(134,553)

Accounting Policy

The inventory is recorded at the lower of cost and net realizable value. The cost is determined using the weighted average cost method for the purchase of raw materials. The cost of finished products and work in process comprises raw materials, labor, other direct costs (based on normal production capacity). The net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to realize the sales. Estimated losses on slow-moving or obsolete inventories are recognized when deemed necessary.

8.	RECOVERABLE TAXES

		Consolidated
	12/31/2020	12/31/2019
State Value-Added Tax	1,002,926	1,109,887
Brazilian federal contributions (1)	1,417,081	2,230,793
Other taxes	123,939	61,675
	2,543,946	3,402,355

Classified:
Current	1,605,494	1,282,415
Non-current	938,452	2,119,940
	2,543,946	3,402,355

1.	Refers mainly to PIS / COFINS (VAT Federal) all to be recovered and income tax and social contribution to be offset. In respect to PIS and COFINS to be recoverable on September 20, 2018, the writ of mandamus and special appeal filed in 2006, in which CSN and the Federal Union are parties, related to the discussion about the non-inclusion of ICMS in the PIS and COFINS calculation basis, was judged in final court decision, confirmed the right of CSN to offset the amounts unduly paid as a result of the PIS and COFINS base being increased by the inclusion of ICMS in the period from 2001 to 2014.

Accounting Policy

The balance of recoverable taxes maintained as current asset is expected to be offset in the next 12 months, as well as based on analysis and budget projection approved by Management. We do not foresee risks of non-realization of these tax credits.

9.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets are as follows:

				Consolidated
	Current		Non-current
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Judicial deposits (note 20)			325,117	328,371
Credits with the PGFN (1)				46,774
Prepaid expenses	136,527	107,428	115,636	126,213
Prepaid expenses with sea freight (2)	74,500	96,305
Actuarial asset (note 30)			13,819	13,714
Derivative financial instruments (note 14 I)		1,364		4,203
Securities held for trading (note 14 I)	5,065	4,034
Loans with related parties (nota 14 I and 22.b)			966,050	846,300
Other receivables from related parties (note 22 b)	6,242	1,830	664,020	428,672
Other receivables (note 14 I)			2,445	7,059
Eletrobrás compulsory loan (note 14 I) (3)			852,532	845,284
Dividends receivables (note 22 b)	38,088	44,554
Employee debts	28,054	33,045
Receivables by indemnity (4)			517,183
Others	79,338	102,021	146,245	146,525
	367,814	390,581	3,603,047	2,793,115

1.	In September 2020, the Company reclassified the amount to judicial deposits.

2.	Refers a payment of freight expenses and maritime insurance over revenues didn’t recognized.

3.	This is a certain and due amount, arising from the res judicata favorable decision to the Company, which is irreversible and irrevocable, in order to apply the STJ's consolidated position on the subject, which culminated in the conviction of Eletrobrás to the payment of the correct interest and monetary adjustment of the Compulsory Loan. The res judicata decision, as well as the certainty about the amounts involved in the liquidation of the sentence (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain. In addition to this amount already recorded, the Company continues to seek alternatives for the recovery of additional credits and the estimate can reach an amount greater than R$350 million.

4.	This is a net, certain and enforceable amount, resulting from the final and unappealable decision of the Court in favor of the Company, due to losses and damages resulting from the sinking of the voltage in the supply of energy in the periods from January / 1991 to June / 2002. The receivable for indemnification in the amount of R$147,612 was recognized in the income statement for the year in other operating income and expenses and in the financial result, the amount of R$369,571. See notes 27 and 28, respectively.

10.	BASIS OF CONSOLIDATION AND INVESTMENTS IN SUBSIDIARIES AND AFFILIATES

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the years ended December 31, 2020 and 2019 include the following direct and indirect subsidiaries, joint ventures and joint operations, as well as the exclusive funds, as follows:

	Number of shares held by CSN in units	Equity interests (%)
Companies		12/31/2020	12/31/2019	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	20,001,000	100.00	100.00	Financial transactions
CSN Inova Ventures (1)	50,000	100.00	100.00	Financial transactions
CSN Islands XII Corp.	1,540	100.00	100.00	Financial transactions
CSN Steel S.L.U.	22,042,688	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	-	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	254,015,052	99.99	99.99	Port services
Minérios NacionalS.A.	141,719,295	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	66,354,391	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	195,454,162	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	555,142,354	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	158,419,480	87.52	87.52	Mining
CSN Energia S.A.	43,149	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	486,592,830	92.38	92.38	Railroad logistics
Nordeste Logística S.A.	99,999	99.99	99.99	Port services
CSN Inova Ltd.	-	100.00	100.00	Advisory and implementation of new development projec
CSN Equipamentos S.A (2)	-	-	99.99	Rental of commercial and industrial machinery and equipment
CBSI - Companhia Brasileira de Serviços de Infraestrutura	4,669,986	99.99	100.00	Equity interests and product sales and iron ore
CSN Cimentos S.A.(3)	90	90.00	-	Manufacturing and sale of cement

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.		100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.		99.99	99.99	Steel and Equity interests
CSN Resources S.A.		100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas		99.99	99.99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA		99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM		99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.		100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH		100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (4)			100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L		87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH		87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited		87.52	87.52	Commercial representation
Lusosider Ibérica S.A.		100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.		87.52	87.52	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC		100.00	100.00	Import and distribution/resale of products
CSN Cimentos S.A.(3)	10	10.00		Manufacturing and sale of cement
Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	253,606,846	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava		17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A. (5)	63,377,198	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.		31.82	31.82	Dormant company
Transnordestina Logística S.A. (6)	24,670,093	47.26	47.26	Railroad logistics
Equimac S.A (2)	1,117	50.00	-	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A. (5)		16.30	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	49,074,882	20.00	20.00	Metallurgy and Equity interests

Exclusive funds: full consolidation
Diplic II- Fundo de investimento multimercado crédito privado		100.00	100.00	Investment fund
Caixa Vértice - Fundo de investimento multimercado crédito privado		100.00	100.00	Investment fund
VR1 - Fundo de investimento multimercado crédito privado		100.00	100.00	Investment fund

(*) Dormant companies.

1.	On June 29, 2020, CSN Islands XI Corp. changed its corporate name to CSN Inova Ventures.

2.	On June 26, 2020, CSN Equipamentos SA had its corporate name changed to Equimac SA and its capital increased by Unidas Guindastes Eireli. With this capital increase, CSN’s stake in Equimac’s share capital increased to 50% and was classified as joint venture.

3.	Company acquired on October 2, 2020.

4.	Company liquidated on March 11, 2020.

5.	As of December 31, 2020, the Company directly held 63,377,198 shares, of which 26,611,282 were common and 36,765,916 were preferred, and indirectly 63,338,872 shares, of which 25,802,872 were common and 37,536,000 were preferred

6.	As of December 31, 2020, the Company had 24,168,304 common shares and 501,789 Class B preferred shares.

10.a)	Investments in joint ventures, joint operations, associates and other investments

The number of shares, the balances of assets and liabilities, shareholders’ equity and the profit / (loss) amounts for the period in those investees are as follows:

				12/31/2020				12/31/2019
Companies	Participation in				Participation in
	Assets	Liabilities	Shareholders’ equity	Profit /(Loss) for the period	Assets	Liabilities	Shareholders’ equity	Profit /(Loss) for the period

Joint-venture and Joint-operation
MRS Logística S.A.	4,175,249	2,567,882	1,607,367	160,371	4,145,205	2,616,218	1,528,987	187,597
Fair Value - MRS Logística S.A.			421,888	(11,747)			433,635	(11,747)
CSBI - Companhia Brasileira de Serviços de Infraestrutura	-				-	-		6,665
Transnordestina Logística S.A. (*)	4,657,691	3,497,587	1,160,104	(28,952)	4,398,434	3,209,378	1,189,056	(17,100)
Fair Value (*) - Transnordestina	-		271,116		-	-	271,116	-
Equimac S.A	7,536	301	7,235	(329)	-	-	-	-
	8,840,476	6,065,770	3,467,710	119,343	8,543,639	5,825,596	3,422,794	165,415
Associates
Arvedi Metalfer do Brasil S.A.	40,528	32,490	8,038	(6,765)	44,435	31,712	12,723	(1,682)
	40,528	32,490	8,038	(6,765)	44,435	31,712	12,723	(1,682)
Classified at fair value through profit or loss (note 12 I)
Panatlântica			59,879				47,300
			59,879				47,300

Eliminations				(30,856)				(38,219)

Other investments
Others			279	(9,967)			157	171
			279	(9,967)			157	171
Total investments in affillated companies			3,535,906				3,484,974
Total Equity in results of affillated companies				71,755				125,715
Investments properties			159,874				101,195
Total investments			3,695,780				3,584,169

(*) As of December 31, 2020 and December 31, 2019, the net balance of R$271,116 refers to the Fair Value generated by the loss of control of Transnordestina Logística SA in the amount of R$659,105 and impairment of R$387,989.

The number of shares, the balances of assets and liabilities, shareholders’ equity and the profit / (loss) values for the year refer to the interest held by CSN in these companies.

10.b)	Changes in investments in subsidiaries, jointly controlled companies, joint operations, associates and other investments

		Consolidated
	12/31/2020	12/31/2019

Opening balance of investments	3,482,974	5,630,613
Capital increase/acquisition of shares	3,400	27,909
Dividends (1)	(82,642)	(94,603)
Comprehensive income (2)	6,895	(2,592)
Equity in results of affiliated companies(3)	124,324	175,524
Update of shares measured at fair value through profit or loss (Note 14 II)	12,579	(118,780)
Reclassification of Usiminas’ shares		(2,114,620)
Consolidation of CBSI		(8,775)
Amortization of fair value - investment MRS	(11,747)	(11,747)
Others	123	45
Closing balance of investments	3,535,906	3,482,974

1.	In 2020, it mainly refers to dividends of the subsidiary CSN Mineração SA in the amount of R$2,437,482 (R$4,060,816 on December 31, 2019).

2.	Refers to translation to the reporting currency of the foreign investments of which functional currency is not the Brazilian Reais, actuarial gain/loss and gain/loss on investment hedge from investments accounted for under the equity method.

3.	The table below shows the reconciliation of the equity in results of affiliated companies classified as joint venture and associates and the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies.
FS-19

		Consolidated
	12/31/2020	12/31/2019

Equity in results of affiliated companies
MRS Logística S.A.	160,370	187,597
CBSI - Companhia Brasileira de Serviços de Infraestrutura (1)		6,695
Transnordestina Logística S.A.	(28,952)	(17,100)
Arvedi Metalfer do Brasil S.A.	(6,765)	(1,682)
Equimac S.A.	(329)
Others		14
	124,324	175,524
Eliminations
To cost of sales	(46,751)	(57,908)
To taxes	15,895	19,689
Others
Amortizated at fair value - Investment in MRS	(11,747)	(11,747)
Others	(9,966)	157
Equity in results	71,755	125,715

(1)	Refers to equity income until November 30, 2019, as of this date, the joint venture started to be controlled and consolidated, according to note 10 c.

10.c)Additional	information on operating controlled companies

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

•       SEPETIBA TECON SA (“Tecon”)

It aims to explore Container Terminal No. 1 at the Port of Itaguaí, located in Itaguaí, in the State of Rio de Janeiro. The terminal is connected to the UPV by the Southeastern railway network, which is granted to MRS Logística SA The services provided are handling operations and storage of containers, steel products and cargo in general, among other products and services for washing, maintenance and hygiene of containers.

Tecon won a bidding procedure and entered into the lease agreement in October 23, 1998 for operation of the port terminal for a period of 25 years, extendable for an equal period.

Upon termination of the lease, all rights and benefits transferred to Tecon will return to the Federal Government, together with the assets owned by Tecon and those resulting from investments made by it in leased assets, declared reversible by the Federal Government as they are necessary for the continuity of the provision. of the service granted. The assets declared reversible will be indemnified by the Federal Government at the residual value of their cost, determined by Tecon’s accounting records after deducting depreciation.

•       ESTANHO DE RONDÔNIA SA (“ERSA”)

Headquartered in the state of Rondônia, the subsidiary operates two units, one in the city of Itapuã do Oeste / RO and the other in Ariquemes / RO. Mining is located in Itapuã do Oeste, where cassiterite (tin ore) is extracted, and in Ariquemes, the foundry where metallic tin is obtained, which is the raw material used at UPV for the manufacture of metal sheets.

•       COMPANHIA METALÚRGICA PRADA (“Prada”)

Prada operates in two segments: metal steel packaging and flat steel processing and distribution.

Packaging

In the steel metallic packaging segment, Prada produces the best and safest in cans, buckets and aerosols. It serves the chemical and food segments, providing packaging and lithography services to the main companies in the market.

Distribution

Prada also operates in the flat steel processing and distribution area, with a diversified product line. Supplies coils, rolls, plates, strips, blanks, metal sheets, profiles, tubes and tiles, among other products, for the most different segments of the industry - from automotive to civil construction. It is also specialized in providing steel processing services, meeting the demand of companies from all over the country.

•       CSN ENERGIA S.A.

Its main objective is the distribution of the excess electric power generated by CSN and Companies, consortiums or other entities in which CSN holds an interest.

•       FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA SA (“FTL”)

Company created for the purpose of incorporating the spun-off portion of Transnordestina Logística SA It operates public cargo transportation services in the northeast of Brazil, in the stretches between the cities of São Luís and Altos, Altos and Fortaleza, Fortaleza and Sousa, Sousa and Recife / Jorge Lins, Recife / Jorge Lins and Salgueiro, Jorge Lins and Propriá, Paula Cavalcante and Cabedelo (Branch of Cabedelo) and Itabaiana and Macau (Branch of Macau) (“Malha I”)

On November 13, 2019, CSN subscribed FTL shares through the capitalization of credits arising from Advances for Future Capital Increase (AFAC) in the amount of R$27,670, passing its interest in FTL’s capital from 91.69% to 92.38%. As a result of the operations described above, which caused a change in shareholder participation, the Company recorded a loss in the amount of R$293, recorded in shareholders’ equity under “Other comprehensive income” There was no change in the corporate structure in 2020.

•       CSN MINERAÇÃO S/A (“CSN Mineração”)

Headquartered in Congonhas, in the State of Minas Gerais, CSN Mineração SA has as its main objective the production, purchase and sale of iron ore, and has the foreign market as its main focus in the commercialization of its products. As of November 30, 2015, CSN Mineração SA started to centralize CSN’s mining operations, including the establishments of the Casa de Pedra mine, the TECAR port and an 18.63% stake in MRS. CSN’s interest in this subsidiary is 87.52% as of December 31, 2020.

• MINÉRIOS NACIONAL SA (“Minérios Nacional”)

Headquartered in Congonhas, in the State of Minas Gerais, Minérios Nacional has as main objective the production and sale of iron ore. The subsidiary concentrates the mining rights assets related to the Fernandinho, Cayman and Pedras Pretas mines, all in Minas Gerais transferred to Minérios Nacional SA in the business combination operation that took place in 2015.

•       CBSI - COMPANHIA BRASILEIRA DE INFRASTRUCTURE SERVICES (“CBSI”)

Previously located in the city of Araucária-PR, CBSI is currently headquartered in the city of Volta Redonda and its main purpose is to render services to CSN, CSN’s subsidiaries and third parties related to the recovery and maintenance of industrial machinery and equipment, civil maintenance, industrial cleaning, preparation product logistics, among others.

The investment is the result of a joint venture between CSN and CKTR Brasil Serviços Ltda. in 2011 which previously held a 50% stake. On November 29, 2019, the Company completed the acquisition of the remaining 50% of CBSI’s shares for R$24,000. The goodwill for expected future profitability generated on the acquisition was R$15,225 and is separately classified within Investments in non-current assets.

10.d)	Joint ventures and joint operations financial information

The balance sheet and income statement balances of the companies whose control is shared are shown below and refer to 100% of the companies’ results:

				12/31/2020			12/31/2019
	Joint-Venture			Joint-Operation	Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Itá Energética
	34.94%	47.26%	50.00%	48.75%	34.94%	47.26%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	1,206,484	1,390	1,351	48,919	670,296	17,166	65,793
Advances to suppliers	27,312	1,948		742	20,100	3,240	363
Other current assets	823,204	51,793	2,356	89,521	1,326,281	59,405	15,955
Total current assets	2,057,000	55,131	3,707	139,182	2,016,677	79,811	82,111
Noncurrent Assets
Other non-current assets	608,878	225,492	-	20,807	789,562	258,391	24,361
Investments, PP&E and intangible assets	8,537,009	9,574,588	11,365	390,672	8,316,033	8,968,447	426,403
Total non-current assets	9,145,887	9,800,080	11,365	411,479	9,105,595	9,226,838	450,764
Total Assets	11,202,887	9,855,211	15,072	550,661	11,122,272	9,306,649	532,875

Current Liabilities
Borrowings and financing	828,439	241,029			653,784	103,877
Lease liabilities	317,526				256,034
Other current liabilities	1,117,975	125,794	602	19,721	1,561,684	171,821	16,793
Total current liabilities	2,263,940	366,823	602	19,721	2,471,502	275,698	16,793
Noncurrent Liabilities
Borrowings and financing	2,162,657	6,368,070			2,369,615	6,084,424
Lease liabilities	1,674,594				1,650,758
Other non-current liabilities	788,862	665,653		15,900	527,871	430,603	16,550
Total non-current liabilities	4,626,113	7,033,723		15,900	4,548,244	6,515,027	16,550
Shareholders’ equity	4,312,834	2,454,665	14,470	515,040	4,102,526	2,515,924	499,532
Total liabilities and shareholders’ equity	11,202,887	9,855,211	15,072	550,661	11,122,272	9,306,649	532,875

				01/01/2020 to 12/31/2020	01/01/2019 to 11/30/2019			01/01/2019 to 12/31/2019
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	CBSI	MRS Logística	Transnordestina Logística	Itá Energética
	34.94%	47.26%	50.00%	48.75%	50.00%	34.94%	46.30%	48.75%
Statements of Income
Net revenue	3,604,965	35	2,308	173,426	267,436	3,200,809		163,048
Cost of sales and services	(2,521,991)		(2,386)	(74,048)	(233,830)	(2,382,828)		(83,129)
Gross profit	1,082,974	35	(78)	99,378	33,606	817,981		79,919
Operating (expenses) income	(105,267)	(42,108)	(576)	(67,885)	(12,328)	207,840	(18,077)	(62,660)
Financial income (expenses), net	(330,756)	(19,186)	(4)	(764)	(1,460)	(268,089)	(18,386)	1,183
Income before income tax and social contribution	646,951	(61,259)	(658)	30,729	19,818	757,732	(36,463)	18,442
Current and deferred income tax and social contribution	(216,649)		-	(10,391)	(6,428)	(254,378)		(6,147)
Profit / (loss) for the period	430,302	(61,259)	(658)	20,338	13,390	503,354	(36,463)	12,295

•       ITÁ ENERGÉTICA SA - (“ITASA”)

ITASA is a corporation established in July 1996 that was engaged to operate under a concession, the Itá Hydropower Plant (“UHE Itá”), with 1,450 MW of installed power, located on the Uruguay River, on the Santa Catarina and Rio Grande do Sul state border. The UHE Itá concession is shared with ENGIE Brasil Energia S.A., with CSN holding 48.75%.

•       MRS LOGISTICA S.A.

Located in the city of Rio de Janeiro-RJ, the company aims to exploit, for an onerous concession, the public service of railway cargo transportation in the areas of the Southeast Network, located on the Rio de Janeiro, São Paulo and Minas Gerais axis, previously held by the extinct Rede Ferroviária Federal SA - RFFSA. The concession has a term of 30 years from December 1, 1996, extendable for an equal period by exclusive decision of the grantor.

MRS can also explore modal transport services related to rail transport and participate in projects aimed at expanding the rail services granted.

For the provision of services, MRS leased from RFFSA, for the same period of the concession, the assets necessary for the operation and maintenance of rail freight transport activities. At the end of the concession, all leased assets will be transferred to the possession of the railway transport operator designated in that same act.

The Company directly holds an 18.64% interest in the capital of MRS and indirectly, through its subsidiary CSN Mineração SA, a 16.30% interest in the capital of MRS, totaling a 34.94% interest.

•       CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

The Igarapava Hydroelectric Plant is located in Rio Grande, in the city of Conquista - MG, and has an installed capacity of 210 MW, formed by 5 Bulb-type generating units.

CSN holds 17.92% of the investment in the consortium, whose object is the distribution of electricity, which is distributed according to the percentage of participation of each company.

The balance of property, plant and equipment, net of depreciation on December 31, 2020 is R$21,287 (R$22,441 on December 31, 2019) and the expense amount in 2020 was R$6,611 (R$6,497 in 2019).

•       TRANSNORDESTINA LOGÍSTICA SA (“TLSA”)

Its main objective is the exploration and development of the public rail freight transport service in the Northeast network of Brazil, comprising the stretches of Eliseu Martins-Trindade, Trindade-Salgueiro, Salgueiro-Porto Suape, Salgueiro - Missão Velha and Missão Velha - Pecém (Malha II).

It is in the pre-operational phase and should remain so until the completion of Mesh II. The approved schedule, which provided for the completion of the work for January 2017, is currently under discussion with the responsible bodies, as described in note 31.b. Its Management understands that new deadlines for the completion of the project will not substantially negatively imply the expected return on investment.

In May 2019, the Northeast Investment Fund - FINOR transferred to CSN, BNDES and BNDESPAR, 1,677,816 (one million six hundred and seventy-seven thousand, eight hundred and sixteen) class “B preferred shares, of which 501,789 (five hundred and one thousand, seven hundred and eighty-nine) shares were transferred specifically to CSN. As of December 31, 2020 and 2019, the Company’s interest in the capital of TLSA is 47.26% of the total capital and 92.60% of the voting capital.

Management relies on resources from its shareholders and third parties to complete the work, as described in item 31.b, which it expects to be available, based on previously concluded agreements and recent discussions between the parties involved. After evaluating this matter, Management concluded that the use of the project’s business continuity accounting basis in the preparation of the financial statements for the year ended December 31, 2020 was considered appropriate.

In this sense, TLSA performed a recoverability test of its own long-lived assets using the discounted cash flow method. To carry out the test, TLSA adopted the following main premises:

Measurement of recoverable value

Cash Flow Projection	By 2057
Gross margin	Estimated based on market study to capture cargo and operating costs according to market trend studies
Cost estimate	Study-based costs and market trends
Perpetuity growth rate	Growth rate was not considered as a result of the projection model until the end of the concession.
Discount rate	Range from 5.83% to 7.41% in real terms

Additionally, CSN, as an investor, carried out its impairment test of its interest in TLSA through the ability to distribute dividends by TLSA, a methodology known as the Dividend Discount Model, or DDM, to remunerate the capital invested by its shareholders. For the performance of this test, some factors were taken into account, such as:

•	The dividend flow was extracted from TLSA’s nominal cash flow;
•	The dividend flow was calculated considering the percentages of annual participation, considering the dilutions of CSN’s participation resulting from the amortization of debts;
•	This dividend flow was then discounted to present value using the cost of equity (Ke) embedded in TLSA’s WACC rate; and
•	This extracted Ke was the one calculated in “rolling WACC” From TLSA.

Due to the sharing of investors’ risks and the fact that the asset being tested represents the cash-generating unit itself, which in turn equals the legal entity, the risk determined by CSN’s Management is the same as that applied by TLSA when evaluation of the investment of its own assets, with no additional risk factor to the model.

As a result of the test carried out, it was not necessary to record losses due to impairment of this investment for the year ended December 31, 2020.

•       EQUIMAC SA

In August 2019, CSN Equipamentos SA was incorporated, which had its corporate name changed to Equimac SA (“Equimac”) on June 26, 2020. The joint venture Equimac was created through a partnership between Unidas Guindastes Eireli and CSN, each with a 50% stake in its share capital. Equimac is located in the city of São Paulo and its main objective is to rent commercial and industrial machinery and equipment.

10.e)	Additional information on indirect participation in abroad operations

•STAHLWERK THÜRINGEN GMBH (“SWT”)

SWT was formed from the defunct Maxhütte steel industrial complex in the city of Unterwellenborn in Germany. SWT produces steel profiles used for civil construction in accordance with international quality standards. Its main raw material is steel scrap, and its installed production capacity is 1.1 million tons of steel / year. SWT is a wholly and indirectly controlled company through CSN Steel SLU, a CSN subsidiary.

•COMPANHIA SIDERURGICA NACIONAL - LLC (“CSN LLC”)

Incorporated in 2001 with the assets and liabilities of the defunct Heartland Steel Inc., CSN LLC, an industrial plant in Terre Haute, State of Indiana - USA, where is the complex composed of cold rolling, hot coil stripping line and line of galvanizing, its installed production capacity is 800 thousand tons / year. CSN LLC is wholly and indirectly controlled through CSN Steel SLU after the merger, formerly CSN Americas SLU, a subsidiary of CSN.

On June 5, 2018, CSN LLC had its corporate name changed to “Heartland Steel Processing, LLC”. On the same date, a new company was created under the name “Companhia Siderúrgica Nacional, LLC”, a wholly owned subsidiary of Heartland Steel Processing, LLC. On June 28, 2018, Companhia Siderúrgica Nacional, LLC., Became a wholly-owned subsidiary of CSN Steel, and, on June 29, 2018, Heartland Steel Processing, LLC. was sold to Steel Dynamics, Inc. (“SDI”) for the base transaction price of US$400 million.

The new “Companhia Siderúrgica Nacional, LLC” is an importer and trader of steel products and maintains its activities in the United States.

•LUSOSIDER AÇOS PLANOS, SA (“Lusosider”)

Founded in 1996, in continuity with Siderurgia Nacional - a company privatized by the Portuguese government that year, Lusosider is the only Portuguese industry in the steel sector to produce cold-rolled flat steel with an anti-corrosion coating. Lusosider has an installed capacity of around 550 thousand tons / year to produce four major groups of steel products: galvanized sheet, cold rolled sheet, pickled sheet and oiled sheet. The products manufactured by Lusosider can be applied in the packaging industry, civil construction (tubes and metallic structures) and in home appliance components.

10.f)	Other investments

•       PANATLÂNTICA SA (“Panatlântica”)

Publicly-held corporation headquartered in Gravataí-RS, whose purpose is the industrialization, trade, import, export and processing of steel and metals, ferrous or non-ferrous, coated or not. This investment is classified at fair value through profit or loss.

The Company currently holds 11.31% on December 31, 2020 and 2019) of Panatlântica’s total share capital.

•       USINAS SIDERÚRGICAS DE MINAS GERAIS SA - USIMINAS (“USIMINAS”)

USIMINAS is headquartered in Belo Horizonte, State of Minas Gerais, with the objective of exploring the steel industry and related companies. USIMINAS produces flat-rolled steel at the Intendente Câmara and José Bonifácio de Andrada e Silva plants, located in Ipatinga / MG and Cubatão / SP, respectively, for the domestic and export markets. It also owns and operates iron ore mines located in the city of Itaúna / MG, which aims to meet the strategies of verticalization and optimization of production costs. USIMINAS maintains service and distribution centers located in various regions of the country, in addition to the ports of Cubatão in São Paulo and Praia Mole in Espírito Santo, as strategic points for the flow of its production.

On April 9, 2014, CADE issued a decision regarding the Usiminas shares held by CSN, and CSN signed a Performance Commitment Term (“TCD”), with CADE in this regard. Pursuant to the decision of CADE and TCD, CSN must reduce its participation in USIMINAS, within a specified period. The term and percentage of reduction are confidential. In addition, political rights at Usiminas will remain suspended until the Company reaches the limits established in the TCD.

In December 2019, the Company opted to reclassify the investment measured at fair value through profit or loss to current assets through a new decision by Management regarding the maintenance of shares in line with its asset sale strategy.

USIMINAS is listed on the São Paulo Stock Exchange (“B3 SA”: USIM3 and USIM5).

As of December 31, 2020 and December 31, 2019, the Company’s stake in USIMINAS ‘capital was 15.19% in common shares and 20.29% in preferred shares.

•       ARVEDI METALFER DO BRASIL SA (“Arvedi”)

Arvedi, headquartered in Salto, State of São Paulo, is engaged in pipe production. As of December 31, 2020 and 2019, CSN had a 20.00% interest in Arvedi’s share capital.

Accounting Policy

Equity method of accounting

The equity method of accounting for subsidiaries, jointly controlled and affiliated companies is applied. Other investments are held at fair value or cost.

Subsidiaries: They are entities in which the Company has significant influence over its financial and operating policies and / or potential exercisable or convertible voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and cease to be consolidated on the date on which control ceases.

Jointly Controlled: are all entities in which the Company has jointly contractually controlled control with one or more parties and can be classified as follows:

Joint operations: are accounted for in the financial statements to represent the Company’s contractual rights and obligations.

Jointly controlled entities: are accounted for using the equity method and are not consolidated.

Affiliates: are all entities in which the Company has significant influence, but not control. Usually, 20% to 50% voting interest investments in associates are initially recognized at cost and subsequently measured using the equity method.

Exclusive funds

The exclusive funds are private investment funds in which CSN’s resources are allocated according to the Company’s intention. They are managed by BNY Mellon Serviços Financeiros DTVM SA and Caixa Econômica Federal (CEF).

Transactions between subsidiaries, affiliates, joint ventures and joint operations

Unrealized balances and gains on transactions with subsidiaries, joint ventures and associates are eliminated proportionally to CSN’s interest in the entity in question in the consolidation process. Unrealized losses are eliminated in the same way as unrealized gains, but only insofar as there is no evidence of impairment. The effects on the results of transactions with jointly controlled subsidiaries are also eliminated, where part of the equity in results of jointly controlled entities is reclassified to financial expenses, cost of products sold and income and social contribution taxes.

The subsidiaries and jointly controlled entities have the same reporting date and accounting policies as those adopted by the Company.

Foreign currency transactions and balances

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

Impairment testing

Investments are reviewed for verification of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

10.g)	Investment property

The balance of investment properties as of December 31, 2020 is shown below:

			Consolidated
	Land	Buildings	Total
Balance at December 31, 2019	68,877	32,318	101,195
Cost	68,877	53,816	122,693
Accumulated depreciation		(21,498)	(21,498)
Balance at December 31, 2019	68,877	32,318	101,195
Acquisitions	28,733	32,864	61,597
Depreciation		(2,786)	(2,786)
Write-off		(132)	(132)
Balance at December 31, 2020	97,610	62,264	159,874
Cost	97,610	86,548	184,158
Accumulated depreciation		(24,284)	(24,284)
Balance at December 31, 2020	97,610	62,264	159,874

The Company’s estimate of the fair value of investment properties was of R$1,863,563 at December 31, 2020 (R$1,781,019 at December 31, 2019).

The average estimated useful lives for the years are as follows (in years):

		Consolidated
	12/31/2020	12/31/2019
Buildings	27	21

Accounting Policy

The Company’s investment properties consist of land and buildings maintained to earn rental income and capital appreciation. The measurement method used is that of the acquisition or construction cost less accumulated depreciation and reduction to its recoverable value, when applicable. The accumulated depreciation of buildings is calculated using the straight-line method based on the estimated useful life of the properties subject to depreciation. Land is not depreciated because it has an indefinite useful life.

11.	PROPERTY, PLANT AND EQUIPMENT

								Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2019	226,949	3,062,238	12,603,619	28,455	3,217,052	472,345	90,286	19,700,944
Cost	226,949	4,250,471	24,372,514	170,229	3,217,052	531,044	386,144	33,154,403
Accumulated depreciation		(1,188,233)	(11,768,895)	(141,774)		(58,699)	(295,858)	(13,453,459)
Balance at December 31, 2019	226,949	3,062,238	12,603,619	28,455	3,217,052	472,345	90,286	19,700,944
Effect of foreign exchange differences	30,271	57,838	186,591	2,416	4,727	4,329	1,823	287,995
Acquisitions	654	865	122,744	874	1,583,054	49,934	4,156	1,762,281
Capitalized interest (1) (notes 28 and 33)					92,506			92,506
Write-offs (note 27)	(188)		(3,073)	(33)	(9)	(7,318)	(2,377)	(12,998)
Depreciation (note 26)	(458)	(780,395)	(1,564,525)	(6,747)		(62,680)	(24,517)	(2,439,322)
Transfers to other asset categories	458	67,574	1,112,024	1,338	(1,212,373)		30,979
Transfers to intangible assets					(4,633)			(4,633)
Right of use - Remesurement						60,058		60,058
Update of the ARO (Asset retirement obligation)		269,445						269,445
Others			3	(6)	(2)		(48)	(53)
Balance at December 31, 2020	257,686	2,677,565	12,457,383	26,297	3,680,322	516,668	100,302	19,716,223
Cost	257,686	4,752,412	26,213,225	182,974	3,680,322	634,786	414,705	36,136,110
Accumulated depreciation		(2,074,847)	(13,755,842)	(156,677)		(118,118)	(314,403)	(16,419,887)
Balance at December 31, 2020	257,686	2,677,565	12,457,383	26,297	3,680,322	516,668	100,302	19,716,223

								Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2018	287,854	2,678,638	11,687,271	30,530	3,282,436	-	80,135	18,046,864
Cost	287,854	3,751,429	22,426,782	165,331	3,282,436	-	355,768	30,269,600
Accumulated depreciation		(1,072,791)	(10,739,511)	(134,801)			(275,633)	(12,222,736)
Balance at December 31, 2018	287,854	2,678,638	11,687,271	30,530	3,282,436	-	80,135	18,046,864
Effect of foreign exchange differences	1,499	2,978	8,033	106	2,464		56	15,136
Acquisitions	6,125	16,116	459,460	1,763	1,924,520	43,111	41,574	2,492,669
Capitalized interest (1) (notes 28 and 33)		13.0			117,176	-		117,189
Write-offs (note 27)	(2,143)	(130)	(80,426)	(1)	(30,400)	(1,354)	(149)	(114,603)
Depreciation (note 26)		(135,313)	(1,241,026)	(5,999)		(58,843)	(25,038)	(1,466,219)
Transfers to other asset categories	790	294,872	1,766,047	2,629	(2,053,290)	-	(11,048)	-
Transfers to intangible assets		(31)	-	-	(11,865)	-	-	(11,896)
Right of use - initial recognition			-	-	-	640,989	-	640,989
Right of use - Remesurement			-	-	-	(151,558)	-	(151,558)
Update of the ARO (Asset retirement obligation)		225,125	-	-	-	-	-	225,125
Transfers to investment property	(67,176)	(20,030)	-	-	(13,989)	-	-	(101,195)
Consolidation CBSI			4,940	(573)	-	-	4,756	9,123
Others			(680)	-	-	-	-	(680)
Balance at December 31, 2019	226,949	3,062,238	12,603,619	28,455	3,217,052	472,345	90,286	19,700,944
Cost	226,949	4,250,471	24,372,514	170,229	3,217,052	531,044	386,144	33,154,403
Accumulated depreciation		(1,188,233)	(11,768,895)	(141,774)		(58,699.0)	(295,858)	(13,453,459)
Balance at December 31, 2019	226,949	3,062,238	12,603,619	28,455	3,217,052	472,345	90,286	19,700,944

(*) Refer substantially to: i) in the consolidated picture: assets for railway use, such as yards, rails, mines and dormant;

(1)	The cost of capitalized interest is calculated, basically, for Mining projects that substantially refer to the expansion of Casa de Pedra (MG) and TECAR (RJ) - see notes 28 and 33. The average rate used for the capitalization of interest on non-specific projects in the period ended December 31 2020 was 5.62% per year (6.58% per year as of December 31, 2019).

(i)	Right of use

Below the movements of the right of use recognized on December 31, 2020 and 2019:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2019	380,566	64,154	24,144	3,481	472,345
Cost	401,746	73,344	39,455	16,499	531,044
Accumulated depreciation	(21,180)	(9,190)	(15,311)	(13,018)	(58,699)
Balance at December 31, 2019	380,566	64,154	24,144	3,481	472,345
Effect of foreign exchange differences		988	294	3,047	4,329
Addition	9,039	4,561	23,720	12,614	49,934
Remesurement	34,645	3,827	21,557	29	60,058
Depreciation	(24,467)	(983)	(14,211)	(23,019)	(62,680)
Write-offs	(6,580)	(399)		(339)	(7,318)
Transfers to other asset categories	(188)	(6,062)	(3,558)	9,808
Balance at December 31, 2020	393,015	66,086	51,946	5,621	516,668
Cost	434,689	75,882	81,598	42,617	634,786
Accumulated depreciation	(41,674)	(9,796)	(29,652)	(36,996)	(118,118)
Balance at December 31, 2020	393,015	66,086	51,946	5,621	516,668

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Other	Total
Initial recognition – Rights of use	556,133	54,513	9,783	20,560	640,989
Addition		6,719	34,197	2,195	43,111
Remeasurement	(152,915)	12,112	(4,525)	(6,230)	(151,558)
Depreciation	(21,314)	(9,190)	(15,311)	(13,028)	(58,843)
Write-off	(1,338)			(16)	(1,354)
Balance at December 31, 2019	380,566	64,154	24,144	3,481	472,345
Cost	401,746	73,344	39,455	16,499	531,044
Accumulated depreciation	(21,180)	(9,190)	(15,311)	(13,018)	(58,699)
Balance at December 31, 2019	380,566	64,154	24,144	3,481	472,345

The average estimated useful lives for the years are as follows (in years):

		Consolidated
	12/31/2020	12/31/2019
Buildings and Infrastructure(1)	34	38
Machinery, equipment and facilities	20	21
Furniture and fixtures	12	12
Others	10	14

(1) The decrease was caused by the review of the useful lives of dams infrastructure as a result of technical and functional obsolescence recorded in 2020 as a result of the use of filter and stack dry tailings in our iron ore production.

Accounting Policy

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

•	Capitalized interest

Borrowing costs directly attributable to the acquisition, construction and or production of qualifying assets are capitalized as part of the cost of the asset when it is probable that they will result in future economic benefits and until these projects are completed.

•	Development Costs of New Ore Deposits

Costs for the development of new ore deposits, or for the expansion of the capacity of the mines in operation are capitalized and amortized by the method of units produced (extracted) based on the probable and proven quantities of ore.

•	Operating Expenses

Exploration expenses are recognized as expenses until the viability of the mining activity is established; after that period, subsequent costs are capitalized.

•	Waste Removal Costs

Expenses incurred during the development phase of a mine, prior to the production phase, are accounted for as part of the depreciable development costs. Subsequently, these costs are amortized over the useful life of the mine based on probable and proven reserves.

•	Sterile Costs

The waste disposal costs incurred in the production phase are added to the stock value, except when a specific extraction campaign is carried out to access deeper deposits of the deposit. In this case, costs are capitalized and classified in non-current assets and are amortized over the useful life of the deposit.

12.	INTANGIBLE ASSETS

							Consolidated
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total
Balance at December 31, 2019	3,606,156	246,139	53,859	153,103	3,170,960	1,564	7,231,781
Cost	3,846,563	585,407	171,152	153,103	3,189,789	1,564	7,947,578
Accumulated amortization	(131,077)	(339,268)	(117,293)		(18,829)		(606,467)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2019	3,606,156	246,139	53,859	153,103	3,170,960	1,564	7,231,781
Effect of foreign exchange differences		94,998	584	62,429		638	158,649
Acquisitions and expenditures			1,837				1,837
Transfer of property, plant and equipment			633		4,000		4,633
Amortization (note 26)		(63,096)	(11,248)		(5,611)		(79,955)
Others						(151)	(151)
Balance at December 31, 2020	3,606,156	278,041	45,665	215,532	3,169,349	2,051	7,316,794
Cost	3,846,563	823,540	182,059	215,532	3,193,787	2,051	8,263,532
Accumulated amortization	(131,077)	(545,499)	(136,394)		(24,438)		(837,408)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2020	3,606,156	278,041	45,665	215,532	3,169,349	2,051	7,316,794

							Consolidated
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total
Balance at December 31, 2018	3,590,931	288,773	54,972	150,009	3,166,999	1,491	7,253,175
Cost	3,831,338	573,614	161,067	150,009	3,185,701	1,491	7,903,220
Accumulated amortization	(131,077)	(284,841)	(106,095)	-	(18,702)	-	(540,715)
Adjustment for accumulated recoverable value	(109,330)	-	-	-	-	-	(109,330)
Balance at December 31, 2018	3,590,931	288,773	54,972	150,009	3,166,999	1,491	7,253,175
Effect of foreign exchange differences	-	4,711	3	3,092	-	33	7,839
Acquisitions and expenditures	-	$0.00	1,387	-	-	40	1,427
Transfer of property, plant and equipment	-	$0.00	7,808	-	4,088		11,896
Amortization (note 26)	-	(47,345)	(10,657)	-	(127)		(58,129)
Goodwill - acquisition 50% CBSI (note 8.d)	15,225	-	-	-	-		15,225
Consolidated CBSI on November 30, 2019	-	-	346	2	-		348
Balance at December 31, 2019	3,606,156	246,139	53,859	153,103	3,170,960	1,564	7,231,781
Cost	3,846,563	585,407	171,152	153,103	3,189,789	1,564	7,947,578
Accumulated amortization	(131,077)	(339,268)	(117,293)	-	(18,829)	-	(606,467)
Adjustment for accumulated recoverable value	(109,330)	-	-	-	-	-	(109,330)
Balance at December 31, 2019	3,606,156	246,139	53,859	153,103	3,170,960	1,564	7,231,781

(*) Composed mainly of mining rights. Amortization is based on production volume.

The average useful life by nature is as follows (in years):

		Consolidated
	12/31/2020	12/31/2019
Software	9	9
Customer relationships	13	13

Accounting Policy

Intangible assets basically comprise assets acquired from third parties, including through business combinations. These assets are recorded at acquisition or formation cost and deducted from amortization calculated using the straight-line method based on the economic useful life of each asset, within the estimated periods of exploration or recovery.

Mineral exploration rights are classified as rights and licenses in the intangible group.

Intangible assets with an indefinite useful life are not amortized.

12.a)	Goodwill impairment test

Goodwill arising from expected future profitability of acquired companies and intangible assets with indefinite useful lives (brands) were allocated to CSN’s cash generating units (CGUs) which represent the lowest level of assets or group of assets of the Company. According to IAS36, when a CGU has an intangible asset with no defined useful life allocated, the Company must perform an impairment test. The CGUs with intangible assets in this situation are shown below:

							Consolidated
		Goodwill		Trademarks		Total
Cash generating of units	Segment	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019

Packaging (1)	Steel	158,748	158,748			158,748	158,748
Long steel (2)	Steel	235,595	235,595	215,532	153,103	451,127	388,698
Mining (3)	Mining	3,196,588	3,196,588			3,196,588	3,196,588
Other Steel (4)	Steel	15,225	15,225			15,225	15,225
		3,606,156	3,606,156	215,532	153,103	3,821,688	3,759,259

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

(3) Refers to the goodwill based on expectations for future profitability, resulting from the acquisition of Namisa by CSN Mineração concluded in December 2015, which recoverability is tested annually.

(4) On November 29, 2019, CSN acquired the stake held by CKTR Brasil Serviços Ltda., corresponding to 50% of CBSI's shares, and now holds 100% of CBSI's share capital.

The impairment testing of the goodwill and the trademark include the balance of property, plant and equipment of the cash-generating units and the intangible assets. The test is based on the comparison between the actual balances and the value in use of those units, determining based on the projections of discounted cash flows and use of such assumptions and judgements as: growth rate, costs and expenses, discount rate, working capital, future Capex investment and macroeconomic assumptions observable in the market.

The main assumptions used in the calculation of the value in use on December 31, 2020, are as follows:

	Packaging	Mining	Other Steelmaking	Flat Steel	Logistics
Measurement of recoverable value	DCF	DCF	DCF	DCF	DCF
Cash Flow Projection	Until 2030 + perpetuity	Until 2064	Until 2030 + perpetuity	Until 2030 + perpetuity	by 2027
Gross margin	Update of gross margin based on historical data, incorporation of the impacts of business restructuring and market trends.	It reflects projection of costs due to the progress of the mining plan as well as startup and project ramp up. Prices and exchange rates projected according to sectoral reports.	Update of gross margin based on historical data and market trends.	Update gross margin based on historical data and market trends.	Estimated based on market study to capture cargo and operating costs according to market trend studies
Update costs	Update of costs based on historical data for each product and incorporation of the impacts of business restructuring.	Update of costs based on historical data, progress of the mining plan as well as startup and project ramp up	Update of costs based on historical data and market trends.	Update of costs based on historical data and market trends.	Study-based costs and market trends
Perpetuity growth rate	No growth.	Without perpetuity.	No growth.	Growth of 1.4% per year in real terms, updated by long-term inflation of 1.7% per year in the Eurozone.	Without perpetuity.
Discount Rate	For packaging, cash flow was discounted using a discount rate of around 8% per year in real terms. For mining, flat steel and other steel (CBSI), cash flows were discounted using a discount rate between 7% to 9.5% pa in nominal terms. For logistics, cash flow was discounted using a discount rate between 5.87% to 6.40% pa in real terms. The discount rate was based on the weighted average cost of capital (“WACC”) which reflects the specific risk of each segment.

(*) refer to the assets of the subsidiary Lusosider, located in Portugal. The discount rate was applied to the discounted cash flow prepared in Euros, the functional currency of this subsidiary.

(**) refer to the assets of the subsidiary FTL - Ferrovia Transnordestina Logística SA

For the subsidiary SWT long steel, the measurement of recoverable value was based on fair value and classified as Level 3, based on unobservable inputs that reflect the assumptions that market participants would use for pricing, including risk assumptions and discount rate.

Based on the analyzes carried out by Management, it was not identified the need to record any impairment losses on the balances of these assets in the year ended December 31, 2020.

Accounting Policy

•	Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair value of assets and liabilities of the subsidiary acquired. Goodwill on acquisitions in business combinations is recorded as intangible assets in the consolidated financial statements. The gain on bargain purchase is recorded as a gain in the income statement for the period of the acquisition. Goodwill is tested for impairment annually or at any time when circumstances indicate a possible loss. Recognized impairment losses on goodwill, if any, are not reversed. Gains and losses on the disposal of a Cash Generating Unit ("CGU"), if any, include the carrying amount of goodwill related to the CGU sold.

•	Impairment of Non-financial Assets

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and/or depreciation, such as fixed assets and investment properties, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The latter is the higher of an asset's fair value less costs to sell and its value in use. For impairment assessment purposes, assets are grouped at the lowest levels for which there are separately identifiable incoming cash flows (Cash Generating Units). Non-financial assets other than goodwill that have suffered impairment are reviewed subsequently each year for possible reversal of the impairment.

13.	BORROWINGS AND FINANCING

The balances of loans, financing and debentures that are recorded at amortized cost are as follows:

					Consolidated
		Current Liabilities		Noncurrent Liabilities
		12/31/2020	12/31/2019	12/31/2020	12/31/2019

Foreign Debt
Floating Rates:
Prepayment	(1)	1,119,558	1,769,975	3,457,105	2,563,928
Fixed Rates:
Bonds, Perpetual bonds and Advance on Foreign Exchange Contract	(2)	426,676	2,047,032	19,898,213	10,177,517
Intercompany
Fixed interest in EUR
Intercompany
Facility		326,970	223,204	143,503	147,241
		1,873,204	4,040,211	23,498,821	12,888,686

Debt agreements in Brazil
Floating Rate Securities in R$:
BNDES/FINAME, Debentures, NCE and CCB	(3)	2,282,279	1,086,985	7,716,307	10,049,783
Fixed Rate Securities in R$:
Intercompany			25,038
		2,282,279	1,112,023	7,716,307	10,049,783
Total Borrowings and Financing		4,155,483	5,152,234	31,215,128	22,938,469
Transaction Costs and Issue Premiums		(29,030)	(26,391)	(70,928)	(97,276)
Total Borrowings and Financing + Transaction cost		4,126,453	5,125,843	31,144,200	22,841,193

(1)	In 2020, the Company renegotiated part of the Prepayment debt in the total amount of U$311 million, postponing part of the maturities of 2020 and 2021 to 2022.

(2)	In 2020, the Company issued debt securities representing the foreign market (“Notes”), through its subsidiary CSN Inova Ventures, with maturity in 2028 and interest rate of 6.75% per year, totaling US$1, 3 billion, of which US$1 billion in January and US$300 million in November. Additionally, we used US$263 million in the repurchase offer (“Tender Offer”) of the Notes issued by CSN Resources SA in January 2020. All Notes mentioned above are unconditionally and irrevocably guaranteed by the Company.

(3)	In June 2020, the Company renegotiated a debt rollover in the amount of R$300 million, shifting the maturities of 2020 to the years 2021, 2022 and 2023.

The following table shows the average interest rate:

		Consolidated
		12/31/2020
	Average interest rate (i)	Total debt
US$	6.63%	24,901,552
EUR	1.50%	470,473
R$	2.82%	9,998,586
		35,370,611

(i)	To determine the average interest rate on debt contracts with floating rates, the Company used the rates applied on December 31, 2020. In The Company, it considers the interest rate of the contracts intercompany.

13.a)	Maturities of loans, financing and debentures presented in current and non-current liabilities

			Consolidated
			12/31/2020
			Principal
	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total
2021	1,873,204	2,282,279	4,155,483
2022	2,683,224	2,859,423	5,542,647
2023	5,567,133	3,036,338	8,603,471
2024	178,033	1,238,275	1,416,308
2025		68,595	68,595
2026	3,118,021	68,587	3,186,608
After 2026	6,755,710	445,089	7,200,799
Perpetual bonds	5,196,700		5,196,700
	25,372,025	9,998,586	35,370,611

13.b)Borrowing	and amortization, financing and debentures

The following table shows amortization and funding during the year:

		Consolidated
	12/31/2020	12/31/2019
Opening balance	27,967,036	28,827,074
New debts	8,116,247	10,149,381
Repayment	(6,448,658)	(11,775,093)
Payments of charges	(1,922,130)	(2,039,112)
Accrued charges (Note 28)	2,002,052	1,996,305
Consolidation of CBSI		19,722
Others (1)	5,556,106	788,759
Closing balance	35,270,653	27,967,036

1.	Including unrealized exchange and monetary variations and funding cost.

In 2020, the Commpany entered into new debt agreements and amortized borrowings as shown below:

•       Funding and Amortization

			Consolidated
			12/31/2020
Nature	New debts	Repayment	Interest payment
Prepayment	177,420	(1,028,606)	(245,125)
Bonds, Perpetual bonds, ACC, CCE and Facility	7,917,929	(4,458,888)	(1,237,396)
BNDES/FINAME, Debentures, NCE and CCB	20,898	(961,164)	(439,609)
	8,116,247	(6,448,658)	(1,922,130)

•       Covenants

The Company is compliant with its financial and non-financial obligations (covenants). On December 31, 2019, the Company has provisioned R$10,531 for risk assumption.

Accounting Policy

Borrowings and financing are initially recognized at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest and charge methods. Interest, commissions and possible financial charges are recorded pro-rata on an accrual basis.

The Company's debt agreements establish the fulfillment of certain non-financial obligations, as well as maintenance of certain parameters and performance indicators, such as disclosure of its audited financial statements according to regulatory deadlines or payment of commission on risk assumption if certain financial indicators are triggered.

14.	FINANCIAL INSTRUMENTS

I - Identification and valuation of financial instruments

The Company may operate with several financial instruments, with emphasis on cash and cash equivalents, including financial investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowings and financing. Additionally, we may also operate with derivative financial instruments, such as swap exchange rate, swap interest and derivatives with commodities.

Considering the nature of the instruments, the fair value is basically determined by the use of quotations in the capital markets in Brazil and the Mercantile and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity. Considering the term and characteristics of these instruments, fair values do not differ from the recorded amounts.

•	Classification of financial instruments

							Consolidated
Consolidated				12/31/2020			12/31/2019
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		9,944,586	9,944,586		1,088,955	1,088,955
Short-term investments	5	3,305,109	478,253	3,783,362	2,114,620	518,553	2,633,173
Trade receivables	6		2,867,352	2,867,352		2,047,931	2,047,931
Dividends and interest on equity	9		38,088	38,088		44,554	44,554
Derivative financial instruments	9				1,364		1,364
Trading securities	9	5,065		5,065	4,034		4,034
Total		3,310,174	13,328,279	16,638,453	2,120,018	3,699,993	5,820,011

Non-current
Investments	5		123,409	123,409		95,719	95,719
Other trade receivables	9		2,445	2,445		7,059	7,059
Eletrobrás compulsory loan	9		852,532	852,532		845,284	845,284
Receivables by indemnity	9		517,183	517,183
Loans - related parties	9		966,050	966,050		846,300	846,300
Investments	10	59,879		59,879	47,300		47,300
Derivative financial instruments	9				4,203		4,203
Total		59,879	2,461,619	2,521,498	51,503	1,794,362	1,845,865

Total Assets		3,370,053	15,789,898	19,159,951	2,171,521	5,494,355	7,665,876

Liabilities
Current
Borrowings and financing	13		4,155,483	4,155,483		5,152,234	5,152,234
Trade payables	17		4,819,539	4,819,539		3,012,654	3,012,654
Trade payables - drawee risk	15		623,861	623,861		1,121,312	1,121,312
Dividends and interest on capital	15		946,133	946,133		13,252	13,252
Leases	16		93,626	93,626		35,040	35,040
Derivative financial instruments		8,722		8,722
Total		8,722	10,638,642	10,647,364		9,334,492	9,334,492

Non-current
Borrowings and financing	13		31,215,128	31,215,128		22,938,469	22,938,469
Trade payables	17		543,527	543,527
Derivative financial instruments		97,535		97,535
Leases	16		436,505	436,505		439,350	439,350
Total		97,535	32,195,160	32,292,695		23,377,819	23,377,819

Total Liabilities		106,257	42,833,802	42,940,059		32,712,311	32,712,311

•	Fair value measurement

The table below shows the financial instruments recorded at fair value through profit or loss, classifying them according to the fair value hierarchy:

Consolidated			12/31/2020			12/31/2019
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Financial investments	3,305,109		3,305,109	2,114,620		2,114,620
Derivative financial instruments					1,364	1,364
Trading securities	5,065		5,065	4,034		4,034
Non-current
Financial assets at fair value through profit or loss
Investments	59,879		59,879	47,300		47,300
Derivative financial instruments					4,203	4,203
Total Assets	3,370,053		3,370,053	2,165,954	5,567	2,171,521

Liabilities
Current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		8,722	8,722
Non-current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		97,535	97,535
Total Liabilities		106,257	106,257

Level 1 - Data are prices quoted in an active market for items identical to the assets and liabilities being measured.

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

There are no assets or liabilities classified as level 3.

II - Investments in securities valued at fair value through profit or loss

The Company has common shares (USIM3), preferred shares (USIM5) of Usiminas (“Usiminas shares”) and shares of Panatlântica SA (PATI3), which are designated as fair value through profit or loss.

Usiminas shares are classified as current assets in financial investments and Panatlântica shares are classified as non-current assets under the investment item. They are recorded at fair value (fair value), based on the market price quote in B3.

In accordance with the Company’s policy, the gains and losses arising from the variation in the share price are recorded directly in the income statement as financial result in the case of financial investments, or as other operating income and expenses in the case of long-term investments.

Class of shares	12/31/2020				12/31/2019				12/31/2020	12/31/2019
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Fair value adjustment recognized in profit or loss (note 27 and 28)
USIM3	107,156,651	15.19%	15.69	1,681,288	107,156,651	15.19%	9.87	1,057,636	623,652	(168,236)
USIM5	111,144,456	20.29%	14.61	1,623,821	111,144,456	20.29%	9.51	1,056,984	566,837	32,232
				3,305,109				2,114,620	1,190,489	(136,004)
PATI3	2,065,529	11.31%	28.99	59,879	2,065,529	11.31%	22.90	47,300	12,579	17,224
				3,364,988				2,161,920	1,203,068	(118,780)

III - Financial risk management:

The Company uses risk management strategies with guidance on the risks incurred by us. The nature and general position of financial risks are regularly monitored and managed in order to assess results and the financial impact on cash flow. Credit limits and hedge quality of counterparties are also reviewed periodically.

Market risks are hedged when we consider necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

We are exposed to exchange rate, interest rate, market price and liquidity risks.

The Company may manage some of the risks through the use of derivative instruments not associated with any speculative trading or short selling.

14.a)	Exchange rate, market price and interest rate risk:

•	Exchange rate risk

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is substantially the Real and is called natural exchange exposure. The net exposure is the result of the offsetting of the natural exchange exposure by the instruments of hedge adopted by CSN.

The consolidated net exposure as of December 31, 2020 is shown below:

		12/31/2020
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	664,951	13,372
Trade receivables	387,039	2,560
Financial investments	23,748
Other assets	9,158	4,474
Total Assets	1,084,896	20,406
Borrowings and financing	(4,812,268)
Trade payables	(139,672)	(9,258)
Iron ore derivative	(172)
Other liabilities	(9,305)	(1,010)
Total Liabilities	(4,961,417)	(10,268)
Foreign exchange exposure	(3,876,521)	10,138
Cash flow hedge accounting	3,992,200
Exchange rate swap CDI x Dollar	(67,000)
Net foreign exchange exposure	48,679	10,138

CSN uses as a strategy the Hedge Accounting, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for currency volatility, using the exchange rate closing rate as of December 31, 2020 as a reference.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				12/31/2020
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.1967	5.2617	6.4959	7.7951
EUR	6.3779	6.3867	7.9724	9.5669
USD x EUR	1.2271	1.2124	1.5339	1.8407

The effects on the result, considering scenarios 1 and 2 are shown below:

FS-39

					12/31/2020
Instruments	Notional	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$

Gross exchange position	(3,876,521)	Dollar	(251,974)	(5,036,279)	(10,072,558)

Cash flow hedge accounting	3,992,200	Dollar	259,493	5,186,566	10,373,133

Exchange rate swap CDI x Dollar	(67,000)	Dollar	(4,355)	(87,045)	(174,089)

Net exchange position	48,679	Dollar	3,164	63,242	126,486

Net exchange position	10,138	Euro	89	16,165	32,330

Exchange rate swap Dollar x Euro	40,697	Dollar	5,264	50,134	78,337

(*) The probable scenarios were calculated considering the following variations for risks: Real x Dollar - devaluation of the Real by 1.25% / Real x Euro - devaluation of the Real by 0.14% / Euro x Dollar - appreciation of Euro by 1.20%. Source: Central Bank of Brazil and European Central Bank quotations on 1/14/2021.

•	Stock market price risks

The Company is exposed to the risk of changes in share prices due to investments valued at fair value through the result that are quoted based on the market price at B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for share price risks. The Company considered scenarios 1 and 2 to be 25% and 50% devaluation in the share price using the closing price on December 31, 2020 as a reference. The probable scenario considered a 5% devaluation in the share price.

The effects on the result, considering the probable scenarios, 1 and 2 are shown below:

		12/31/2020
Class of shares	Probable scenario	Scenario 1	Scenario 2
USIM3	(84,064)	(420,322)	(840,644)
USIM5	(81,191)	(405,955)	(811,910)
PATI3	(2,994)	(14,970)	(29,940)

•	Interest rate risk:

This risk arises from financial investments, borrowings and financing and debentures linked to the fixed and floating interest rates of the CDI, TJLP and Libor, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table below.

Sensitivity analysis of changes in interest rates

We present below the sensitivity analysis for interest rate risks. The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for interest rate volatility using the closing rate as of December 31, 2020 as a reference.

The interest rates used in the sensitivity analysis and their respective scenarios are shown below:

FS-40

		12/31/2020
Interest	Interest Rate	Scenario 1	Scenario 2
CDI	1.90%	2.38%	2.85%
TJLP	4.55%	5.69%	6.38%
LIBOR	0.26%	0.32%	0.39%

The effects on the result, considering scenarios 1 and 2 are shown below:

						Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	1.90	5,779,452	(9,104,416)	(10,673)	(15,794)	(31,588)
TJLP	4.55		(817,374)	(2,155)	(9,298)	(18,596)
Libor	0.26		(4,533,341)	(43,321)	(2,920)	(5,840)

(*) The sensitivity analysis is based on the premise of maintaining the market values as of December 31, 2020 as a probable scenario recorded in the company’s assets and liabilities.

•	Market price risk:

The Company is also exposed to market risks related to the volatility of commodity prices. In line with its risk management policy, risk mitigation strategies involving commodities can be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward transactions, futures and options.

Sensitivity analysis for price risks “Platts index”

Below we present the sensitivity analysis for price risks. The Company considered scenarios 1 and 2 to be 25% and 50% increase in the index “Platts” using the closing price as of December 31, 2020 as a reference.

The effects on the result, considering scenarios 1 and 2 are shown below:

	12/31/2020
Maturity	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
2/2/2021	(33,677)	(120,262)	(240,524)
3/2/2021	(43,144)	(127,915)	(255,830)
	(76,821)	(248,177)	(496,354)

(*) The probable scenario was calculated considering the quotation of “Platts” on 1/14/2021 for the maturities of 2/2/2021 and 3/2/2021. Source: Bloomberg.

In item 14.b), we show derivatives and hedging strategies to hedge against exchange and price risks and hedge price risk Platts.

14.b)	Instruments protection: Derivatives and Hedge accounting cash flow and net investment hedge in foreign subsidiaries

CSN uses instruments to hedge against exchange rate risk, price risk Platts and interest rate risk, as shown in the following topics:

• Derivative financial instruments portfolio position

Swap exchange rate Dollar x Euro

The subsidiary Lusosider has derivative transactions to hedge its dollar exposure against the euro.

Swap exchange rate GBP (British Pound) x Euro

The subsidiary Lusosider had derivative transactions to hedge its GBP exposure against the euro, it was settled in the third quarter of 2020.

Swap exchange rate CDI x Dollar

The Company has derivative transactions with Banco Bradesco to protect its debt in NCE raised in September 2019 with maturity in October 2023 in the amount of US$67 million (equivalent to R$278 million) at a cost compatible with that usually practiced by the Company.

							Consolidated
							12/31/2020
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) in 2020
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap Dollar x Euro	04/26/2021 to 06/08/2021	Dollar	17,377	90,315	(93,823)	(3,508)	(4,749)
Exchange rate swap Dollar x Euro	01/06/2021 a 06/11/2021	Dollar	23,320	121,207	(125,528)	(4,321)	(4,321)
Total dollar-to-euro swap			40,697	211,522	(219,351)	(7,829)	(9,070)

Exchange rate swap GBP x Euro	Settled	GBP	3,956				(602)
Total Swap GBP x Euro			3,956				(602)

Exchange rate swap CDI x Dollar	02/10/2023	Dollar	(67,000)	289,544	(387,079)	(97,535)	(106,143)
Total Swap CDI x dollar			(67,000)	289,544	(387,079)	(97,535)	(106,143)

				501,066	(606,430)	(105,364)	(115,815)

•	Cash flow hedge accounting

Foreign exchange hedge accounting

The Company formally designates relations of hedge of cash flows to protect highly probable future flows exposed to the dollar related to sales made in dollars.

With the objective of better reflecting the accounting effects of the hedge exchange rate in the result, CSN designated part of its dollar liabilities as an instrument of hedge future exports. As a result, the exchange rate variation resulting from the designated liabilities will be transiently recorded in shareholders’ equity and will be reflected in the income statement when said exports occur, thus allowing the recognition of dollar fluctuations on liabilities and on exports to be recorded at the same time. It is noteworthy that the adoption of this accounting hedge it does not imply the contracting of any financial instrument.

The table below presents a summary of the relations of hedge as of December 31, 2020:

FS-42

									12/31/2020
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6805	30,000	(30,000)	(82,374)	-
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.678	35,000	(35,000)	(96,190)	-
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.676	35,000	(35,000)	(96,261)	-
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000	(45,000)	(58,475)	(30,231)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.285	100,000	(75,000)	(92,026)	(47,793)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.285	30,000	(18,000)	(14,185)	(22,940)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3254	100,000	(60,000)	(46,474)	(74,852)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	25,000	(15,000)	(11,467)	(18,410)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	70,000	(42,000)	(32,108)	(51,548)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	30,000	(18,000)	(13,760)	(22,092)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3815	30,000	(18,000)	(13,605)	(21,782)
3/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - October 2022	3.394	355,000	(276,500)	(338,777)	(141,512)
2/4/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(820,045)	(306,189)	(660,205)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(247,061)	(329,966)	(1,568,823)
10/1/2020	Bonds without express maturity and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 - December 2050	4.0745	1,416,000	(102,000)	(136,029)	(1,474,571)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2017 - January 2028	4.2064	1,000,000	-	-	(990,299)
Total						5,828,806	(1,836,606)	(1,667,886)	(5,125,058)

(*) On December 31, 2020, the amount of (R$1,667,886) was recorded in Other Operating Expenses. As of December 31, 2019, (R$790,353).

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The changes in the hedge accounting amounts recognized in shareholders’ equity as of December 31, 2020 are as follows :

				Consolidated
	12/31/2019	Movement	Realization	12/31/2020
Cash flow hedge accounting	1,255,770	5,537,174	(1,667,886)	5,125,058

The realization of Hedge accounting cash flow is recognized in Other operating income and expenses, note 27.

As of December 31, 2020, the hedging relationships established by the Company were effective according to the retrospective and prospective tests performed. Thus, no reversal for hedge accounting ineffectiveness was recognized.

Cash flow hedge accounting - “Platts” index

The Company has iron ore derivative instruments, entered into by its subsidiary CSN Mineração S.A., in order to reduce the volatility of its exposure to the commodity.

The Company formally designated the hedge relationship and, consequently, applied the hedge accounting with the derivative instrument designated as hedging instrument and the Platts index applicable to a portion of its highly probable future sales of iron ore was designated as the hedged item. Accordingly, fluctuations of the “Platts” index will be initially recorded in the shareholders’ equity as Other Comprehensive Income, and will be reclassified to the income statement when the referred sales occur.

The table below shows the result of the derivative instrument on December 31, 2020 recognized in Other Comprehensive Income and, when carrying out shipments, the amount reclassified to Other Operating Income and Expenses:

				12/31/2020			12/31/2020
		Appreciation (R$)		Fair value (market)	Other income and expenses	Other comprehensive income	Exchange variation
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
09/02/2020 (Settled)	Platts				(31,678)		(136)
10/02/2020 (Settled)	Platts				(132,997)		(9,051)
11/04/2020 (Settled)	Platts				(85,164)		(7,301)
12/02/2020 (Settled)	Platts				(33,310)		52
2/2/2021	Platts	486,852	(493,925)	(7,073)		(6,888)	(185)
2/3/2021	Platts	527,684	(521,504)	6,180		6,063	117
		1,014,536	(1,015,429)	(893)	(283,149)	(825)	(16,504)

The change in the amounts related to cash flow hedge accounting - “Platts” index recorded in shareholders’ equity on December 31, 2020 is shown as follows:

	12/31/2019	Movement	Realization	12/31/2020
Cash flow hedge accounting – “Platts”		283,974	(283,149)	825
Income tax and social contribution on cash flow hedge accounting		(96,551)	96,271	(280)
Fair Value of cash flow accounting - Platts, net		187,423	(186,878)	545

Cash flow hedge accounting - index “Platts” has been fully effective since the inception of the derivative instruments.

The Company prepares formal documentation indicating how the designation of the hedge accounting cash flow - “Platts” index is aligned with CSN’s risk management objective and strategy, identifying the hedging instruments used, the hedged item, the nature of the risk to be hedged and demonstrating the effectiveness of the hedge relationships, debt instruments and iron ore derivative instruments (index “Platts”) in amounts equivalent to the portion of future sales, comparing the designated amounts with the expected values in accordance with its budgets.

Accounting Policy

The Company adopts the hedge accounting and designates certain financial liabilities as hedging instruments for foreign exchange commodity price risks (“Platts” index) associated with expected cash flows from highly probable exports (cash flow hedge).

The Company documents, at the beginning of the operation, the relationships between hedging instruments and hedged items as well as the objectives of risk management and the strategy for carrying out these hedging relationships. In addition, we document our assessment at the beginning of the hedging relationship, as well as during the life of the hedge to monitor the hedge effectiveness.

The amounts accumulated in net equity are realized to the operating results in the periods the forecasted exports affect the result.

When a hedge instrument expires or is settled in advance, or the hedge relationship no longer meets the Hedge Accounting or even when management decides to discontinue the hedging relationship, any accumulated gain or loss existing in net equity remains recorded in equity and, therefrom exchange rate changes are recorded in the financial results. When a forecast operation is no longer expected to occur, the cumulative gain or loss that had been previously recorded in shareholders’ equity is immediately transferred to the income statement under “Other Operating Income and Expense”.

•	Net investment hedge in foreign subsidiaries

CSN has a natural foreign exchange exposure in Euros substantially arising from a loan made by a foreign subsidiary with functional currency in Reais, for the acquisition of investments abroad whose functional currency is Euro. Such exposure arises from translating the balance sheets of these subsidiaries for consolidation in CSN, and the exchange rate of the loans affected the income statement in the financial result item and the exchange variation of the net assets of the foreign operation directly affected the equity in other comprehensive income.

In order to eliminate this exposure and cover future fluctuations in the Euro on these loans, non-derivative financial liabilities were designated, represented by loan contracts with financial institutions in the amount of € 120 million which matured on January 31, 2020, when was settled financially.

						12/31/2020
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Impact on shareholders' equity
09/30/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	6,293
Total					120,000	6,293

Accounting Policy

The Company designates for the hedge of net investment a portion of its financial liabilities as an instrument of hedge of its investments abroad with a functional currency other than the Group’s currency in accordance with IAS39. This relationship occurs because financial liabilities are related to investments in the amounts necessary for the effective relationship.

The Company documents, at the beginning of the operation, the relationships between the hedge and objects protected by hedge, as well as the objectives of risk management and the strategy for carrying out credit operations. hedge. The Company also documents its assessment, both at the beginning of the hedge as on a continuous basis, that the operations of hedge are highly effective in compensating for variations in items protected by hedge.

The effective part of the changes in the fair value of the financial liabilities designated and qualified as hedge of net investment is recognized in shareholders’ equity, under the caption Hedge Accounting. Gains or losses related to the ineffective part are recognized in Other Operating Income and Expense, when applicable. If at any point of the hedge relationship the debt balance is higher than the investment balance, the exchange variation on the excess debt will be reclassified to the income statement as other operating income / expenses (ineffectiveness of the hedge).

The amounts accumulated in net equity will be realized in the income statement upon a total or partial sale of the foreign operation.

•	Classification of derivatives in the balance sheet and income

FS-45

						12/31/2020	12/31/2019
Instruments	Liabilities			Other operating income expenses	Other comprehensive income	Financial income (expenses), net (note 28)
	Current	Non-current	Total
Exchange rate swap Dollar x Euro	(7,829)		(7,829)			(9,070)	783
Exchange rate swap GBP x Euro						(602)
Exchange rate swap CDI x Dollar		(97,535)	(97,535)			(106,143)	4,203
Iron ore derivative	(893)		(893)	(283,149)	(825)	(16,504)
	(8,722)	(97,535)	(106,257)	(283,149)	(825)	(132,319)	4,986

14.c)	Liquidity risk

It is the risk that the Company may not have sufficient net funds to settle its financial commitments, as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. The payment schedules for long-term installments of borrowings and financing and debentures are presented in note 13.

The following are the contractual maturities of financial liabilities including interest.

					Consolidated
At December 31, 2020	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 13)	4,155,483	14,146,118	4,671,511	12,397,499	35,370,611
Lease Liabilities (note 16)	93,626	143,227	115,398	177,880	530,131
Derivative financial instruments (note 14 I)	8,722		97,535		106,257
Trade payables (note 17)	4,819,539	528,551	14,976		5,363,066
Trade payables – Drawee risk (note 14 I)	623,861				623,861
Dividends and interest on equity (note 15)	946,133				946,133
Total	10,647,364	14,817,896	4,899,420	12,575,379	42,940,059

IV - Fair values of assets and liabilities in relation to the book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their amortized cost, which are substantially similar to those that would be obtained if they were traded on the market. The fair values of other long-term assets and liabilities do not differ significantly from their book values, except for the amounts below.

The estimated fair value for certain consolidated long-term borrowings and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		12/31/2020		12/31/2019
	Closing Balance	Fair value	Closing Balance	Fair value
Perpetual bonds	5,203,773	5,157,465	4,036,186	3,706,553
Fixed Rate Notes	15,067,341	15,744,067	8,090,297	8,345,471

Source: Bloomberg

14.d)	Credit risk

The exposure to credit risks of financial institutions complies with the parameters established in the financial policy. The Company practices a detailed analysis of the financial position of its customers and suppliers, the determination of a credit limit and the permanent monitoring of its outstanding balance.

With respect to financial investments, the Company only invests in institutions with low credit risk assessed by credit rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the country.

As for the exposure to credit risk in accounts receivable and other receivables, the Company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms, and periodically reviewed based on procedures and circumstances of each business area.

14.e)	Capital management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company’s consolidated capital structure, with financing by equity and third-party capital:

Thousands of reais	12/31/2020	12/31/2019
Shareholder's equity (equity)	11,251,505	11,361,932
Borrowings and Financing (Third-party capital)	35,270,653	27,967,036
Gross Debit/Shareholder's equity	3.13	2.46

Accounting Policy

The Company’s financial instruments are classified according to the definition of the business model adopted by the Company and the characteristics of the cash flow, in the case of financial assets.

Upon initial recognition, financial assets can be classified into three categories: assets measured at amortization cost, fair value through profit or loss and fair value through other comprehensive income.

Financial assets are derecognized when the rights to receive cash flows of the investments have expired or been transferred; in the latter case, provided that the Company has substantially transferred all risks and benefits of the property.

If the company substantially holds all the risks and rewards of ownership of the financial asset, it must continue to recognize the financial asset.

Financial liabilities are classified as amortized cost or fair value through profit or loss. Management determines the classification of its financial assets and liabilities upon initial recognition.

Financial liabilities are derecognized only when they are extinguished, that is, when the obligation specified in the contract is settled, canceled or expires. The Company also derecognizes a financial liability when the terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the asset and settle the liability simultaneously.

Derivative Financial Instruments and Hedging Activities

Initially, derivatives are recognized at fair value on the date that a derivative contract is entered into and are subsequently measured at fair value with the changes recorded in the income statement in the caption Financial Result in the income statement, unless a hedge designation is not formally applied.

15.	OTHER PAYABLES

The other obligations classified in current and non-current liabilities have the following composition:

				Consolidated
	Current			Non-current
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Payables to related parties (note 22 b)	70,458	46,063	78,083	88,021
Derivative financial instruments (note 14 I)	8,722		97,535
Dividends and interest on capital (note 14 I)	946,133	13,252
Advances from customers (1)	1,100,772	787,604	1,725,838	1,845,248
Taxes in installments	45,331	19,498	160,247	67,727
Profit sharing - employees	150,341	162,866
Taxes payable			38,493	8,805
Provision for consumption and services	175,242	204,299
Third party materials in our possession	84,832	78,820
Trade payables - Drawee Risk (note 17)	623,861	1,121,312
Trade payables (note 17)			543,527
Lease Liabilities (note 16)	93,626	35,040	436,505	439,350
Other payables	58,321	57,690	65,108	44,551
	3,357,639	2,526,444	3,145,336	2,493,702

1.	Advances from customers: During 2019, the subsidiary CSN Mineração entered into an agreement with a major international player for the supply of approximately 22 million tons of iron ore and an additional supply of 11 million tons of iron ore. Accordingly, CSN Mineração S.A. received in advance the amounts of US$496 million (R$1,951,303) and US$250 million (R$956,440) on March 29, 2019 and August 5, 2019, respectively. The term for the execution of the contracted volumes is 5 years. Finally, on September 16, 2019, the parties again amended the contract to adjust the delivery conditions for iron ore. In July 2020, the subsidiary concluded the contract for the additional supply of approximately 4 million tons of iron ore, which was received in advance, on August 28, 2020, the amount of US$115 million (R$629 million). The term for the execution of the contract is 3 years.

16.	LEASES

Lease liabilities are shown below:

		Consolidated
	12/31/2020	12/31/2019
Leases	1,623,523	1,501,960
Present value adjustment - Leases	(1,093,392)	(1,027,570)
	530,131	474,390
Classified:
Current	93,626	35,040
Non-current	436,505	439,350
	530,131	474,390

The Company adopted IFRS 16 as of January 1, 2019, using the modified retrospective approach that does not require the presentation of comparative balances. As a result of adopting IFRS 16, the Company changed the accounting policy for lease agreements.

The Company has lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal - TECAR, used for loading and unloading coal and iron ores and the Container Terminal - TECON, with remaining terms of 27 and 31 years, respectively, and lease agreement for railway operation using the Northeast network with a remaining term of 7 years.

Additionally, the Company has property lease agreements, used as operational facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 2, 5 and 15 years.

CSN also has lease contracts for operating equipment, used in mining operations and in the steel industry, with terms of 2 to 5 years.

The present value of future obligations was measured using the implicit rate observed in the contracts and for contracts that did not have a rate, the Company applied the incremental rate of loans - IBR, both in nominal terms.

The incremental loan rate - IBR was acquired through consultation with the Company’s relationship banks according to the average term of the contracts, according to the guidelines of Official Letter / CVM / SNC / SEP No. 02/2019.

The average incremental rate used to measure lease and use liabilities over the term of the five-year contract is 8.28%

The movement of lease liabilities is shown in the table below:

		Consolidated
	12/31/2020	12/31/2019
Opening balance	474,390	640,989
New leases	52,835	106,584
Present Value Adjustments - New leases	(6,511)	(54,080)
Contract review	63,250	(175,609)
Write-off	(7,757)	(1,374)
Payments	(103,648)	(94,727)
Interest appropriated	54,236	52,607
Exchange variation	3,336	-
Net balance	530,131	474,390

The estimated future minimum payments for the lease agreements include variable payments, fixed in essence when based on minimum performance and contractually fixed rates.

As of December 31, 2020 are the following:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total

Leases	98,788	368,659	1,156,076	1,623,523
Present value adjustment - Leases	(5,162)	(110,034)	(978,196)	(1,093,392)
	93,626	258,625	177,880	530,131

•	Recoverable PIS / COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

		Consolidated
	12/31/2020	12/31/2019
Leases	1,603,100	1,489,789
Present value adjustment - Leases	(1,091,275)	(1,026,919)
Potencial PIS and COFINS credit	148,287	137,805
Present value adjustment – Potential PIS and COFINS credit	(100,943)	(96,461)

•	Lease payments not recognized as a liability:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has contracts for the right to use ports (TECAR) and railways (FTL) which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of the lease liability during the year are:

		Consolidated
	12/31/2020	12/31/2020
Contract less than 12 months	549	10,819
Lower Assets value	9,563	3,853
Variable lease payments	270,449	177,460
	280,561	192,132

In accordance with the guidelines of IFRS 16, the Company uses the discounted cash flow technique to measure and remeasured liabilities and use rights, without considering the projected inflation in the flows to be discounted.

Considering Circular Letter / CVM / SNC / SEP No. 02/2019, the Company discloses below the comparative balances of lease liabilities, right to use, financial expenses and depreciation expenses with the use of rates in real terms to discount a present value of flows also in real terms.

				Consolidated
		12/31/2020		12/31/2019
	Rate in nominal terms and actual flow	Rate and actual flow in nominal terms	Rate in nominal terms and actual flow	Rate and actual flow in nominal terms
Lease Liability	530,131	595,193	474,390	579,390
Right of net use	511,882	547,671	472,345	567,905
Financial expenses	(50,513)	(63,744)	(49,118)	(57,556)
Depreciation	(57,342)	(59,560)	(53,826)	(57,356)

In order to measure the balances using the rate in real terms, the inflation projection (IPCA) released by the Central Bank of Brazil was used.

The Company analyzed CVM Deliberation No. 859, of July 7, 2020, which alters IFRS 16 with guidelines for recognizing the possible impacts generated by contractual changes as a result of COVID-19, however we do not have any material changes to the contracts current lease terms.

Accounting Policy

When entering into a contract, the Company assesses whether the contract is, or contains, a lease. The lease is characterized by a lease or transmission of the right to use for a fixed period in exchange for monthly payments. The leased asset must be clearly specified.

The Company determines in the initial recognition, the lease term or non-cancellable term, which will be used in the measurement of the right to use and the lease liability. The lease term will be reevaluated by the Company when a significant event or significant change occurs in the circumstances that are under the control of the lessee and affects the non-cancellable term. The Company adopts exemption from recognition, as provided for in the standard, for the lessee of contracts with terms of less than 12 (twelve) months, or whose underlying asset object of the contract is of low value.

At inception, the Company recognizes the right to use the asset and the lease liability at present value. The right-to-use asset should be measured at cost. The cost includes the lease liability, upfront costs, advance payments, estimated costs to dismantle, remove or restore. The lease liability is measured at the present value of the lease payments expected to be made during the life of the agreement, discounted at the implicit interest rate of the lease or, if the rate is not determinable, an incremental rate will be used to determine the present value.

For contracts that the Company determines the business rate, it is understood that this rate is the rate implied in nominal terms and to which it is applied in discounting the flow of future payments. In contracts with no rate definition, the Company applied the incremental loan rate, obtaining it through consultations with banks where it has a relationship, adjusted for the inflation forecast for the coming years.

For the subsequent measurement, the cost method to the right-of-use asset is used and, in depreciation, the requirements of IAS 16 - Property, Plant and Equipment are applied. However, for the purpose of depreciation, the Company determines the use of the straight-line method based on the remaining useful life of the assets or the term of the contract, whichever is the shorter.

The effects of PIS and COFINS recoverable generated after the effective payment of the obligations will be recorded as a reduction of the depreciation expenses of the right to use and of the financial expenses recognized monthly.

IAS 36 - Impairment of Assets will also be applied in order to determine whether the right-of-use asset has impairment problems and to account for any impairment loss identified.

17.	TRADE PAYABLES

			Consolidated
	Current		Non-current
	12/31/2020	12/31/2019	12/31/2020
Trade payables	4,893,589	3,012,654	594,051
(-) Adjustment present value	(74,050)		(50,524)
	4,819,539	3,012,654	543,527

Accounting Policy

Trade payables are initially recognized at fair value, and subsequently measured at amortized cost, using the effective interest rate method and adjusted to present value when applicable, based on the estimated rate of the Company’s cost of capital.

The Company classifies drawee risk operations with suppliers in other liabilities as per note 15. These are negotiated with financial institutions, by which suppliers anticipate receivables and, on the other hand, extend our payment terms. The effective prepayment of receivables depends on acceptance by the suppliers, given that their participation is not mandatory. The Company is not reimbursed and / or benefited by the financial institution for discounts for payment executed before the maturity date agreed with the supplier, there is no change in the degree of subordination of the security in the event of judicial execution, nor changes in the existing commercial conditions between Company and its suppliers.

18.	INCOME TAX AND SOCIAL CONTRIBUTIONS

18.a)Tax	of income and social contribution recognized in profit or loss:

The income tax and social contribution recognized in net income for the year are as follows:

			Consolidated
	12/31/2020	12/31/2019	12/31/2018
Income tax and social contribution income (expense)
Current	(2,052,204)	(1,564,622)	(827,229)
Deferred	1,426,696	2,398,400	576,895
	(625,508)	833,778	(250,334)

The reconciliation of income and social contribution expenses and income of the consolidated and the product of the current tax rate on income before income tax and social contribution are shown below:

			Consolidated
	12/31/2020	12/31/2019	12/31/2018
Income before income tax and social contribution	4,918,126	1,410,733	5,450,917
Tax rate	34%	34%	34%
Income tax and social contribution at combined statutory rate	(1,672,163)	(479,649)	(1,853,312)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	28,391	46,737	50,134
Profit with differentiated rates or untaxed	(519,840)	(236,404)	(46,006)
Transfer price adjustment	(15,645)	(18,494)	(74,836)
Tax loss carryforwards without recognizing deferred taxes	(27,758)	(21,095)	(27,683)
Indebtdness limit	(25,087)	(20,393)	(38,486)
Unrecorded deferred taxes on temporary differences	5,142	(2,835)	(11,964)
Reversal for deferred income tax and social contribution credit	1,540,087	1,530,185	1,807,909
Income taxes and social contribution on foreign profit	(13,011)	(14,424)	(30,219)
Tax incentives	64,818	39,042	36,710
Deferred taxes on exchange variation in equity			(43,667)
Interest on equity	17,177	22,107
Other permanent deductions (additions)	(7,619)	(10,999)	(18,914)
Income tax and social contribution in net income for the year	(625,508)	833,778	(250,334)
Effective tax rate	13%	-59%	79%

18.b)Deferred	income tax and social contribution

Deferred income tax and social contribution balances are as follows:

									Consolidated
	12/31/2018	Movement			12/31/2019	Movement			12/31/2020
		Shareholders' Equity	P&L	Others		Shareholders' Equity	P&L	Others

Deferred
Income tax losses	959,240		651,561		1,610,801		238,198		1,848,999
Social contribution tax losses	367,358		242,688		610,046		78,162		688,208
Temporary differences	(1,838,935)	(2,357)	1,504,151	59	(337,082)	(59,380)	1,110,336	5,029	718,903
- Provision for tax. social security, labor, civil and environmental risks	334,380		(70,367)		264,013		15,136		279,149
- Asset impairment losses	181,516		915		182,431		(26,444)	5,029	161,016
- (Gains)/losses on financial instruments	359,776		54,719		414,495		(409,468)		5,027
- Actuarial liability (pension and healthcare plan)	276,032	38,569			314,601	(44,732)	(7,412)		262,457
- Accrued supplies and services	95,644		36,767		132,411		22,041		154,452
- Unrealized exchange variation (1)	1,010,532		170,969		1,181,501		(29,175)		1,152,326
- Gain upon loss of control in Transnordestina	(92,180)				(92,180)				(92,180)
- Cash flow hedge accounting	490,041	(63,080)			426,961	1,315,839			1,742,800
- Acquisition at fair value of SWT and CBL	(172,114)	(52,071)	39,672		(184,513)	(57,651)	30,149		(212,015)
- Deferred taxes not computed	(252,940)		(39,021)		(291,961)		(25,966)		(317,927)
- (Losses) estimated /reversals to deferred taxes credits	(3,086,572)	25,159	1,435,415		(1,625,998)	(1,270,110)	1,548,640		(1,347,468)
- Business Combination	(1,030,812)		7,471		(1,023,341)		8,292		(1,015,049)
- Consolidation of CBSI			(12)	62	50				50
- Others	47,762	49,066	(132,377)	(3)	(35,552)	(2,726)	(15,457)		(53,735)
Total	(512,337)	(2,357)	2,398,400	59	1,883,765	(59,380)	1,426,696	5,029	3,256,110

Total Deferred Assets	89,394				2,473,304				3,874,946
Total Deferred Liabilities	(601,731)				(589,539)				(618,836)
Total Deferred	(512,337)				1,883,765				3,256,110

(1) The Company taxes exchange variations on a cash basis to calculate income tax and social contribution on net income.

The Company has in its corporate structure subsidiaries abroad, whose income are taxed by the income tax in the respective countries where they were constituted at rates lower than those in force in Brazil. In the period between 2015 and 2020, these subsidiaries generated income in the amount of R$1,284,483. If the Brazilian tax authorities understand that these profits are subject to additional taxation in Brazil for income tax and social contribution, these, if due, would reach approximately R$412,420. The Company, based on the position of its legal advisors, assessed only the likelihood of loss as possible in the event of possible tax questioning and, therefore, no provision was recognized in the financial statement.

In addition, management evaluated the precepts of IFRIC 23 - “Uncertainty Over Income Tax Treatments” and considers that there are no reasons for the tax authorities to differ from the tax positions adopted by the Company. Accordingly, no additional provisions for income tax and social contribution were recognized as a result of the assessment of the application of IFRIC 23 in the financial statement at December 31, 2020.

A sensitivity analysis of consumption of tax credits was carried out considering a variation in macroeconomic assumptions, operating performance and liquidity events. Thus, considering the results of the study carried out, which indicates that it is probable the existence of taxable profit to use the balance of deferred income tax and social contribution.

The estimated recovery of deferred tax assets of IRPJ and CSLL are netted when referring to a single jurisdiction as shown in the table below:

In millions of reais	Consolidated
2021	1,018
2022	1,315
2023	1,257
2024	495
2025	618
Deferred asset	4,703
Deferred liabilities - Parent Company	(828)
Net deferred asset	3,875
Deferred liabilities - subsidiaries	(619)
Net deferred asset	3,256

18.c)Income	tax and social contribution recognized in equity:

Income tax and social contribution recognized directly in equity are shown below:

		Consolidated
	12/31/2020	12/31/2019
Income tax and social contribution
Actuarial gains on defined benefit pension plan	170,604	215,306
Estimated losses for deferred income and social contribution tax credits - actuarial gains	(172,520)	(217,969)
Exchange differences on translating foreign operations	(325,350)	(325,350)
Cash flow hedge accounting	1,742,765	426,961
Estimated losses for deferred income and social contribution tax credits - cash flow hedge	(1,742,520)	(426,961)
	(327,021)	(328,013)

18.d)Test	of recoverability of income tax and social contribution of deferred assets

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

This study is prepared at Entity level, in accordance with the Brazilian tax legislation, and is performed considering the Company’s projections, which is the entity that generates a significant amount of tax credits, mainly, temporary differences. The Company covers the following businesses.

Deferred income tax / social contribution on tax losses and temporary differences refers mainly to the following items:

Nature	Brief description
Tax losses	The Company incurs tax losses in the Parent Company as a result of financial expenses on its indebtedness, since it substantially holds all the loans and financing of the CSN Group. However, the Parent Company reported taxable income in two quarters of 2020.
FS-53

	Exchange variation expenses	Since 2012, the Company has opted for taxing exchange rate variations on a cash basis. As a result, taxes are due and expenses are deductible when the underlying asset or liability is settled.
Differences Temporary	Loss on investment in Usiminas shares	Changes in investment in Usiminas shares are recognized on an accrual basis; however, the event that generates taxation or deductibility will only occur when the investment is sold.
	Other provisions	Other provisions are recognized on an accrual basis and their taxation occurs only at the time of their realization, such as: provision for contingencies, loss for impairment, provision for environmental liabilities, etc.

The study is prepared based on the Company’s long-term business plan designed for a period reasonably estimated by Management and considers several scenarios that vary according to different macroeconomic and operational assumptions.

The taxable income projection model considers two main indicators:

•	Income before taxes, reflecting the projected EBITDA plus depreciation, other income and expenses and the financial result, and;

•	Taxable income, which is comprised of pre-tax income plus (minus) the items of income and expense that are taxable or deductible in future periods (temporary differences).

In addition, a sensitivity analysis of consumption of tax credits is carried out considering a variation in macroeconomic assumptions, operating performance and liquidity events.

The deterioration of the Brazilian political and macroeconomic environment that occurred in recent years has generated tax losses at CSN, as well as the growth of its financial leverage. These two aspects combined culminated in an imbalance between the financial and operating results of the Company.

In view of this context, the Company works with a business plan aimed at rebalancing the Parent Company’s financial and operating results, the main measures of which are:

•	Continuity of divestment efforts;
•	Reduction of financial leverage;
•	Improvement in operating results due to increased sales volume, improved prices for its products and greater efficiency in controlling production costs; and
•	Reprofiling of the Company’s indebtedness, with negotiations to extend amortization terms and decentralization of indebtedness by redirecting contracts to subsidiaries according to the nature and application of funds.

With the continuation of the execution of the above measures, the Company’s management expects to return with high levels of profitability with sustainability. Consequently, Management considers that the gradual recognition of tax credits, initially using a projection period of less than 10 years, more adequately reflects the expectation of using the credits maintained in the Company’s tax records. As a result of the study, the Company reversed during 2020 the amount of R$1,369 million of estimated losses recorded in previous years totaling a balance in the deferred tax asset of R$4,628 million on December 31, 2020.

The tax losses carryforward and negative base of social contribution and temporary differences maintained in the Company’s tax records for future use amount, respectively, to R$1,681 million and R$627 million on December 31, 2020 (R$1,466 million and R$550 million on December 31, 2019).

Accounting Policy

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

Current tax expense is the expected payment of taxable income for the year, using the nominal rate approved or substantially approved on the balance sheet date, and any adjustment of taxes payable related to previous years. Current income tax and social contribution are posted net in liabilities whenever there are amounts payable, or in assets whenever such amounts paid in advance exceed the total amount due at the reporting date.

Deferred tax is recognized in relation to temporary differences between the tax bases of assets and liabilities and their book values in the financial statements. Deferred tax is not recognized for temporary differences arising from the initial recognition of assets and liabilities in a transaction that is not a business combination, that does not affect nor accounting profit nor tax profit or loss, differences related to investments in subsidiaries and controlled entities when it is probable that they will not revert in a foreseeable future and from the initial recognition of goodwill, in accordance with IAS 12 - Taxes on Profit. The amount of the deferred tax determined is based on the expectation of realization or settlement of the temporary difference and uses the nominal rate approved or substantially approved

Assets and liabilities deferred income tax are presented net in the balance sheet whenever there is a legal right and the intention to offset them upon the calculation of current taxes, usually related to the same legal entity and the same taxation authority.

Deferred income tax and social contribution assets are recognized on recoverable balances of tax loss and negative basis of CSLL, tax credits and deductible temporary differences. Such assets are reviewed at each year-end date and will be reduced to the extent that their realization is less likely to occur.

19.	TAXES IN INSTALLMENTS

The position of Refis debts and other installments, recorded in installment taxes in current and non-current liabilities, as shown in note 15, are shown below:

				Consolidated
	Current			Non-current
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Federal REFIS Law 11.941/09 (a)	12,214	12,172	15,529	17,436
Federal REFIS Law 12.865/13 (b)	6,633	6,481	42,883	48,306
Other taxes in installments	26,484	845	101,835	1,985
	45,331	19,498	160,247	67,727

(a) The refinancing program of Law 11,941 / 09 has a balance arising from the adhesion to the REFIS of taxes on profit (IRPJ and CSLL) for the years 2006, 2007 and 2012 and taxes on billing (PIS and COFINS) for the years 2006 and 2007. The installment payment is paid in monthly installments, with interest at the SELIC rate, which is the rate of the Brazilian federal funds.

(b) The refinancing program of Law 12.865 / 13 has a balance resulting from the adhesion to the REFIS of taxes on profit (IRPJ and CSLL) for the payment of the amounts related to taxes on the profit of the affiliates or subsidiaries abroad in 2009 to 2011. It is due in monthly installments, with interest at the SELIC rate, which is the rate of Brazilian federal funds.

20.	PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL, ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated
	Accrued liabilities		Judicial deposits
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Tax	134,645	128,411	2,444	31,060
Social security	8,170	7,039
Labor	328,334	305,309	212,737	227,213
Civil	151,776	138,990	67,819	53,771
Environmental	12,463	43,498	17,683	3,731
Deposit of a guarantee			24,434	12,596
	635,388	623,247	325,117	328,371

Classified:
Current	81,073	96,479
Non-current	554,315	526,768	325,117	328,371
	635,388	623,247	325,117	328,371

The changes in tax, social security, labor, civil and environmental provisions in the year ended December 31, 2020 can be summarized as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2019	Additions	Accrued charges	Net utilization of reversal	12/31/2020
Tax	128,411	8,626	4,267	(6,659)	134,645
Social security	7,039	5,892	192	(4,953)	8,170
Labor	305,309	44,693	39,507	(61,175)	328,334
Civil	138,990	46,577	15,579	(49,370)	151,776
Environmental	43,498	4,525	326	(35,886)	12,463
	623,247	110,313	59,871	(158,043)	635,388

Tax proceedings

The main lawsuits that are considered by the external legal advisors as probable loss of tax nature are (i) some tax assessment notices; (ii) divergences between calculated and paid VAT (ICMS); (iii) Requests for compensation not approved due to the lack of credit rights.

Labor proceedings

The Company appears as a defendant, on December 31, 2020, in 8,784 labor claims. The majority of claims for actions are related to subsidiary and / or joint liability, equal pay, unhealthy and hazardous work premiums, overtime, health insurance, indemnity claims arising from alleged involvement of occupational diseases or accidents at work, intra-day break and differences in profit sharing in the years 1997 to 1999 and 2000 to 2003.

During the year ended December 31, 2020 there were addition or write-off movements in labor lawsuits arising from the definite conclusion and the constant revision of the Company’s accounting estimates related to the provision for contingencies that take into consideration the different nature of the claims made, as required by the Company’s accounting policies.

Civil proceedings

Among the civil lawsuits in which he is a defendant, there are mainly suits for damages. Such processes, in general, result from work accidents, occupational diseases, contractual discussions, related to the Group’s industrial activities, real estate actions, health insurance.

Environmental Proceedings

Among the environmental administrative / judicial proceedings in which the Company is a defendant, there are administrative procedures aimed at finding possible occurrences of environmental irregularities and regularizing environmental licenses; at the judicial level, there are actions for the enforcement of fines imposed as a result of such alleged irregularities and public civil actions with a request for regularization combined with indemnities, which consist of environmental recovery, in most cases. Such processes, in general, result from discussions of alleged impact to the environment related to the Company’s industrial activities.

Processes of an environmental nature are highly complex in estimating the value at risk, as the procedural evolution, the extent of possible damage and the projection of repair costs must be taken into account, among various aspects.

There are other processes of an environmental nature for which it is not yet possible to assess the risk and the contingency amount due to the aforementioned complexity of estimation, the peculiarities of the matters that involve them and the procedural stages in which they are. The main environmental judicial and administrative procedures are listed below:

• In July 2012, the Public Ministry of the State of Rio de Janeiro (MPE / RJ) and the Federal Public Ministry (MPF) filed separate public civil actions in the State and Federal Courts alleging the existence of an allegedly contaminated area in the Volta Grande IV Condominium. In view of the conflict of competence to judge the actions, the Superior Court of Justice (STJ) declared the competence of the Federal Justice to process and judge such actions. In brief summary, the MPF maintains that the Company should (i) remove all the waste disposed of in the area used as an industrial landfill in the city of Volta Redonda and (ii) transfer 750 residences located in the Volta Grande IV condominium, also in the city of Volta Redonda .. These requests were denied by the Court, and it was determined that a timetable was presented to investigate the area and, if necessary, to remedy the potential issues raised by the MPF. This schedule was presented, indicating the completion of all studies related to the investigation phases, including the risk assessment and intervention plan, which were completed on April 30, 2014. In addition, there are pending indemnity suits filed by the owners of houses in the Volta Grande IV condominium, with requests for compensation for the alleged moral and material damages sustained, which have not yet been judged. Currently, the process (ACP) is awaiting the start of the investigation phase.

• In January 2014, an Annulment Action was issued with the objective of declaring the nullity of the Notice of Infraction drawn up by INEA for the alleged contamination of the soil and groundwater in the Condominium Volta Grande IV. The penalty applied was a simple fine, in the original amount of R$35 million. The request for a preliminary suspension of the demand for the debt was not considered, which is why INEA filed a Tax Enforcement Action. Currently, due to harmful external issues, the proceedings have been temporarily suspended, until the conclusion of the expert examination at ACP Volta Grande IV and / or contrary decisions of the courts.

• With regard to other areas allegedly contaminated in the city of Volta Redonda, the Public Ministry filed three other public civil actions aimed at environmental remediation and compensation for areas called Marcia I, II, III and IV, Wandir I and II and Recycle. Regarding the area called Marcia I, the phase of producing evidence ended on 03/04/20, there was a decision converting the trial into a conciliation hearing, given the great length of time elapsed in the conclusion of the sentence (2017 to 2019), the which was postponed without setting a new date due to the pandemic. At this hearing, the parties must present the status of the area’s environmental management measures. The other two ACPs are in the initial stage and CSN is currently conducting environmental studies that will determine the extent of possible environmental damage caused by soil contamination, as well as the implementation of actions to comply with applicable laws.

• In 2015, the Federal Public Ministry filed a public civil action against CSN requesting the adaptation and regularization of the particulate matter emission at the Presidente Vargas Steelworks, with the consequent paralysis of its activities. According to CONAMA Resolution No. 436/2011, companies would have until December 2018 to adjust the emission of particulates to the new required legal standards. This was made compatible with INEA with the schedule of actions and measures provided for in TAC 07/2018. Currently, the process is awaiting the start of the investigation phase.

• In 2016, CSN was cited in a public civil action filed by the Federal Public Ministry and the Public Ministry of the State of Rio de Janeiro, due to the alleged irregular deposit of waste in the area called “Aterro Panco”. In this action, there are requests for recovery of degraded areas, repair of damage to flora and fauna, and human health, as well as compensation for material and moral damage caused to the environment. Currently, the process is awaiting the start of the investigation phase.

• In 1988, the Federal Public Ministry filed a public civil action against CSN for alleged environmental contamination and pollution of the Paraíba do Sul River, allegedly caused by industrial activity in the area. In 1995, the court determined the meeting of cases No. 15,497; 17,563; No. 7,304; and, No. 7,624, in view of the connection characterized and determined the joining of the 4 shares.

The Federal Regional Court of the Second Region upheld the first instance conviction, reiterating the Company’s obligation to compensate for possible environmental damage caused to the ecosystem. The Company appealed to the Superior Court of Justice (STJ), which accepted the appeal and annulled the previous decisions, determining the return of the records to the 1st Instance to resume the process. Currently, the process awaits the new beginning of the investigation phase.

• In 2009 and 2010, Terms of Judicial Agreements (TAJ’s) were signed with the Federal Public Ministry seeking the recovery of environmental liabilities caused by coal mining in the Southeast Region of Santa Catarina until the 1990s. The environmental liabilities covered by the agreements include the restoration of certain degraded areas. In March 2018, the parties renegotiated a new agreement, with the extension of the works schedule until 2030, which was ratified in court on 06/06/18. Currently, the Company negotiates with the MPF the suspension of the TAJ terms for negotiation and adjustment of the obligations and compensatory measures provided for.

• In July 2018, the Company and the company Harsco Metals (“Harsco”), a company providing services to CSN, were cited in a new public civil action filed jointly by the Federal Public Ministry and the Public Ministry of the State of Rio de Janeiro, due to the supposed irregular deposit of waste (steel slag) in the area called “Slag Processing Yard”. A preliminary decision was issued that established a certain limitation in the monthly sending of slag to the referred yard, reducing the height of the piles and removing the excess of the stored material. However, recent studies carried out by independent companies, attest to the absence of environmental risks or impacts. The Company and Harsco have been looking for feasible alternative solutions to end the process. Currently, the process is awaiting the start of the investigation phase.

• In January 1995, the ACP was filed by the Municipality of Volta Redonda / RJ (“MVR”), pleading CSN’s condemnation of compliance with 26 items of Compensatory Environmental Programs. After the contestation, the parties entered into an instrument of Transaction (1995), establishing the effective obligations of CSN, as well as the environmental compensation, ratified in court by sentence. The municipality of Volta Redonda disagreed about the compliance with the ratified agreement and in 2015 the process of liquidating unfulfilled obligations was initiated. On 12/27/18, a new agreement was signed between CSN and MVR to end the legal dispute, through reciprocal concessions from the parties, with the MVR expressly waiving the right on which the lawsuit is founded and CSN the additional investment in the amount of R$21 million, 30% of which should be allocated to services of environmental interest, works for the preservation, improvement and recovery of the quality of the environment in Volta Redonda. In 2019, the agreement signed between CSN and MVR was approved with the actual disbursement by CSN of R$25MM, which was appealed by the Public Prosecutor’s Office, however dismissed by the Rio de Janeiro Court of Justice, confirming the decision of the lower court that ratified the agreement signed between the Company and the MVR.

• In August 2017, CSN initiated an annulment action against the tax assessment notice that imposed a fine on CSN (R$25 million - updated until December / 19), for alleged water pollution in the Paraíba do Sul River, with the launch of effluents from the Alto Forno 2 ETE, due to an accident that occurred on 11/27/2010. The enforceability of the fine is suspended due to a preliminary injunction, and the process is awaiting the start of the investigation phase.

• In December 2019, a Public Civil Action was initiated against Sepetiba TECON and INEA with a view to suspending the environmental licensing processes of the Sepetiba TECON container terminal until the study of the environmental support capacity of Sepetiba Bay is carried out, and the INEA refrain from licensing new ventures or potentially polluting activities on the site, which may harm the socio-environmental balance of the Bay and the preservation of marine fauna. Sepetiba TECON became aware of the action through news published on the MPF website. On 12/19/19, the court dismissed the request for emergency relief requested by the MPF, as well as the Federal Union and IBAMA’s decision was determined. After the challenge is submitted by TECON, the process awaits the start of the investigation phase.

• In June 2019, CSN filed a lawsuit against the INEA Notification that determined the suspension of solid bulk handling operations at TECON due to the alleged lack of activity forecast under the respective Operation License. A preliminary injunction was granted to suspend the effects of the Notification and allow the continuation of the solid bulk handling operation until the final judgment of the action. After the favorable decision is confirmed by the Court on appeal, the case awaits the initiation of the investigation phase.

▪	administrative and judicial proceedings

The Company does not make provisions for lawsuits, which Management’s expectation, based on the opinion of legal counsel, is a possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance at December 31, 2020 and December 31, 2019.

		Consolidated
	12/31/2020	12/31/2019
Assessment Notice and imposition of fine (AIIM) / Tax Enforcement - Income tax and social contribution - Capital gain on sale of NAMISA's shares	12,694,021	12,412,964

Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by NAMISA.	3,930,093	3,867,663

Assessment Notice and Imposition of fine (AIIM) / Tax Enforcement - Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services	1,956,898	2,249,708

Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010, 2011, 2012 and 2014	3,461,574	2,946,288

Tax foreclosures - ICMS - Electricity credits	841,401	1,022,371

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	1,845,379	1,100,564

Disallowance of the ICMS credits - Transfer of iron ore	624,645	567,534

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	317,848	310,349

Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	583,478	538,268

Assessment Notice- IRRF- Capital Gain of CFM vendors located abroad	260,326	254,850

CFEM – difference of understanding between CSN and DNPM on the calculation basis	1,051,661	1,020,266

Assessment Notice- ICMS- questions about sales for incentive area	1,111,034	1,015,812

Other tax lawsuits (federal, state, and municipal)	3,886,976	4,478,014

Social security lawsuits	233,116	325,492

Action to discuss the balance of the construction contract – Tebas	487,124	468,776

Action related to power supply payment’s charge - Light	288,390	253,569

Indemnity action due to the supply contract termination - Indumill	237,795	215,281

Enforcement action applied by Brazilian antitrust authorities (CADE)	95,833	93,212

Civil Public Action - Districts / School / Nursery relocation-CdP Dam (1)	12,207	20,000

Other civil lawsuits	777,850	764,127

Labor and social security lawsuits	1,506,626	1,565,237

Tax foreclosures – Fine – Volta Redonda IV (2)	94,304	84,599

ACP landfill Márcia (3)	306,389	-

Assessment Notice and imposition of fine (AIIM) - Charge of IRRF- RFB - Business combination (year 2015) between Namisa, Congonhas Minérios (current CSN Mineração) and consortium	862,324	-

Assessment Notice and imposition of fine (AIIM) - SEFAZ/RJ - ICMS on purchases of intermediate products (4)	498,002	-

Assessment Notice and imposition of fine (AIIM) - RFB - Disallowance of credits PIS/COFINS of inputs and freight	1,082,517	-

Other environmental lawsuits	257,965	215,691
	39,305,776	35,790,635

(1) In May 2019, the State Prosecutor’s Office of the State of Minas Gerais filed an ACP order to compel CSN Mineração SA to adopt mitigating measures regarding the psychological risks and losses allegedly generated by the Casa de Pedra Dam, reallocating residents, who so wish, with rents and social assistance, as well as relocating children who attended a new daycare and school that were closed, rebuilding new daycare and school in a safe place. In a preliminary injunction, the 1st Instance Magistrate ordered the blocking of three million reais for the construction of the day care center and school, a decision suspended by the 2nd Instance Court. The State Public Prosecutor of the State of Minas Gerais also pleaded for the payment of moral damages collective actions, as well as for the permanent reallocation of people, at the expense of CSN Mineração SA The lawsuit is in its initial phase and there is still no judicial sentence related to the case.

(2) On April 8, 2013, INEA applied a fine of R$35 million to CSN in relation to aspects involving the Volta Grande IV condominium, determining that the actions already considered and discussed in the public civil action filed in July 2012. In relation to the application of this fine, an annulment action was filed, distributed, in January 2014, to the 10th Civil Court of the State of Rio de Janeiro, aiming at the annulment of the fine and its effects. In parallel, INEA filed a tax enforcement action, with an adjusted amount of R$42 million, in order to enforce the amount of the fine imposed. The Tax Foreclosure action mentioned was distributed in May 2014 to the 4th Registry of Active Debt of Volta Redonda, in the State of Rio de Janeiro. Currently, these actions are suspended until the conclusion of the investigation to be carried out in the Environmental Public Civil Action of the Condominium Volta Grande IV, whose merit discusses possible contamination of the site.

(3) This is an Environmental Public Civil Action, proposed by the MPF, with a claim for indemnity for collective moral damages and material damages, for allegedly irregular deposit of steel residues, in addition to being set aside for non-compliance with the injunction.

(4) Infraction Notice (AIIM) drawn up by SEFAZ / RJ for ICMS and Fine requirement for the alleged improper use of ICMS credit for the period 2015 to 2020 resulting from the acquisition of intermediate products used in the UPV (refractories, belts, cylinders, chemical agents, etc.), which were classified by the Inspection as of use / consumption and without the right to credit.

The Company has been offering judicial guarantees (Guarantee Insurance / Letter of Guarantee) in the total and updated amount of R$4,542,786, as determined by the procedural legislation in force.

The assessments made by legal advisors define these administrative and judicial proceedings as a possible risk of loss and, consequently, no loss provisions have been recognized.

Accounting Policy

Only provisions estimated as probable risk of loss are recorded, substantiated in the assessment of our legal advisors, and at amounts that will be required to settle the litigations. The obligation is updated in accordance with the evolution of the lawsuit or financial charges incurred and will be reversed if the estimated loss is no longer considered probable due to changes in circumstances or derecognized when the obligation is settled.

21.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMMENT OBLIGATIONS

The balance of provisions for environmental liabilities and deactivation of assets can be shown as follows:

		Consolidated
	12/31/2020	12/31/2019
Environmental liabilities	192,830	192,270
Asset retirement obligations	611,005	331,731
	803,835	524,001

21.a)	Environmental liabilities

As of December 31, 2020, a provision is maintained for application in expenses related to services for the investigation and environmental recovery of potential contaminated, degraded areas and in the process of exploration under the responsibility of the Company in the states of Rio de Janeiro, Minas Gerais and Santa Catarina. Expenditure estimates are periodically reviewed, adjusting, whenever necessary, the amounts already accounted for. These are the Management’s best estimates considering studies and environmental recovery projects. These provisions are recorded in the account for other operating expenses.

Provisions are measured at the present value of the expenses that must be required to settle the obligation, using a pre-tax rate, which reflects current market valuations of money at the time and the specific risks of the obligation. The increase in the obligation due to the passage of time is recognized as other operating expenses.

Some contingent environmental liabilities are monitored by the environmental area and have not been provisioned because their characteristics do not meet the recognition criteria in IAS 37.

21.b)	Asset retirement obligation

In 2020, after anticipating the discontinuation of the dams used in its mining activities, the Company updated the study to recognize the costs of deactivating mining assets. The study resulted in an increase of the provision by R$279 million, mainly due to:

i)	expansion of operational areas with the implementation of new technologies;
ii)	revision in the process of de-characterization of dams and
iii)	application of inflation indices on costs.

Accounting Policy

The Company recognizes a provision for recovery costs, when a loss is probable, and the amounts of the related costs are reasonably determined. Generally, the provisioning period for the amount to be used for recovery coincides with the completion of a feasibility study or commitment to a formal action plan.

Expenses related to compliance with environmental regulations are charged to income or capitalized, as appropriate. Capitalization is considered appropriate when expenses refer to items that will continue to benefit the Company and that are basically relevant to the acquisition and installation of equipment for pollution control and / or prevention.

Asset retirement obligation (ARO) liabilities consist of cost estimates for deactivation, demobilization or restoration of areas at the end of mining activities and extraction of mineral resources. The initial measurement is recognized as a liability discounted to present value and, subsequently, carried to expenses over time. The asset deactivation cost equivalent to the initial liability is capitalized as part of the asset’s carrying amount and depreciated over the asset’s useful life.

22.	RELATED-PARTY BALANCES AND TRANSACTIONS

22.a)Transactions	with holding companies

Vicunha Aços SA is the main shareholder of the Company with a 49.24% interest in the voting capital.

Also part of the Company’s control is Rio Iaco Participações SA, which holds a 4.22% interest in the voting capital of CSN.

The corporate structure of Vicunha Aços SA is as follows:

-	Vicunha Steel S.A. - holds 67.93% interest in Vicunha Aços S.A.;
-	CFL Participações S.A. - holds a 12.82% interest in Vicunha Aços S.A. and a 40% interest in Vicunha Steel S.A.;
-	Rio Purus Participações S.A. - holds a 19.25% interest in Vicunha Aços S.A. and a 60% interest in Vicunha Steel S.A.

•	Liabilities

As of December 31, 2020, the distribution of mandatory minimum dividend in the amount of R$443,694 to the shareholder Vicunha Aços SA and R$37,997 to Rio Iaco Participações SA was proposed, which will be submitted for approval at the Annual Shareholders’ Meeting.

22.b)	Transactions with subsidiaries, joint ventures, associates, exclusive founds and other related parties

		Consolidated
		12/31/2020				12/31/2019
		Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties	Total
Assets
Current Assets
Investments	(1)			3,763,603	3,763,603			2,116,560	2,116,560
Trade receivables (note 6)	(2)	7,686	8	113,482	121,176	39,435	797	130,356	170,588
Dividends receivable (note 9)	(3)		38,088		38,088		44,554		44,554
Other current assets (note 9)			4,413	1,829	6,242			1,830	1,830
		7,686	42,509	3,878,914	3,929,109	39,435	45,351	2,248,746	2,333,532
Noncurrent Assets
Investments	(1)			123,409	123,409			95,719	95,719
Loans (note 9)	(4)	3,375	962,675		966,050	1,874	844,426		846,300
Actuarial asset (note 30)				13,819	13,819			13,714	13,714
Other non-current assets (note 9)	(5)		664,020		664,020		428,672		428,672
		3,375	1,626,695	137,228	1,767,298	1,874	1,273,098	109,433	1,384,405
		11,061	1,669,204	4,016,142	5,696,407	41,309	1,318,449	2,358,179	3,717,937

Liabilities
Current Liabilities
Intercompany Loans (note 13)								25,038	25,038
Trade payables			106,946	9,455	116,401		98,496	142,488	240,984
Accounts payable (note 15)			23,555	2,437	25,992		23,566		23,566
Provision for consumption (note 15)			44,466		44,466		22,497		22,497
			174,967	11,892	186,859		144,559	167,526	312,085
Noncurrent Liabilities
Accounts payable (note 15)			78,083		78,083		88,021		88,021
Actuarial liability (note 30)				79,546	79,546			19,788	19,788
			78,083	79,546	157,629		88,021	19,788	107,809
			253,050	91,438	344,488		232,580	187,314	419,894

	12/31/2020				12/31/2019				12/31/2018
	Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties	Total
P&L
Sales	104,400	843	1,568,992	1,674,235	75,630		1,047,204	1,122,834	100,608	414	1,177,730	1,278,751
Cost and expenses		(1,036,420)	(104,212)	(1,140,632)	(231,140)	(1,133,142)	(594,676)	(1,958,958)		(1,307,695)	(110,587)	(1,418,282)
Financial income (expenses)
Interest (note 28)		19,095	18,421	37,516		43,790	20,499	64,289	234	33,911	14,651	48,796
Exchange rate variations and monetary, net							3,586	3,586			13,611	13,611
Financial investments (note 28)			1,190,489	1,190,489
Other operating income and expenses						(14,939)	(136,004)	(150,943)				-
	104,400	(1,016,482)	2,673,690	1,761,608	(155,510)	(1,104,291)	340,609	(919,192)	100,842	(1,273,369)	1,095,404	(77,123)

Main operations:

1.	Financial investments: Investments in Usiminas shares are R$3,305,109 (R$2,114,620 in December 2019) and cash and cash equivalents with Banco Fibra totaling R$458,494 in December 2020 (R$1,940 in December 2019) and no current amount R$123,409 (R$95,719 in December 2019) from Bonds with an average rate of 98% to 115% of the CDI in the consolidated and holds in the parent company through exclusive funds’ investments in government bonds and CDBs in the amount of R$38,517 on December 31, 2020 (R$8,301 on December 31, 2019).

2.	Trades receivable: mainly refers to operations of sales of steel products of the Parent Company to affiliates and companies joint venture and joint-operation.

3.	Dividends receivable from MRS Logística of R$38,088 (R$44,554 as of December 31, 2019).

4.	Loans (Assets): refers mainly to loan agreements with an average rate of 125.0% to 130.0% of the CDI with Transnordestina Logística SA of R$962,675 (R$844,426 as of December 31, 2019).

5.	Others (Assets): Advance for future capital increase with subsidiaries of R$664,020 with Transnordestina Logística SA (R$428,672 on December 31, 2019).

22.c)	Other unconsolidated related parties

•	CBS Social Security

The Company is its main sponsor, being a non-profit civil society established in July 1960 and whose main objective is the payment of benefits complementary to those of the official social security for the participants. As a sponsor, it maintains transactions for payment of contributions and recognition of actuarial liabilities determined in defined benefit plans.

•	Banco Fibra

Banco Fibra is under the control structure of Vicunha Aços S.A., the major shareholder of the Company and the financial transactions carried out with this bank are limited to movements in checking accounts and financial investments in fixed-income securities.

•	CSN Foundation

The Company develops socially responsible policies concentrated in the CSN Foundation, of which it is the founder. Transactions between the parties are related to operational and financial support for the Foundation to conduct social projects developed mainly in the locations where it operates.

•	Related Parties under the control of a member of the Company’s Management

The following companies are under the control of a member of the Management, which maintain some minor transactions with the Company:

•	Partifib Projetos Imobiliários Ltda
•	Vicunha Imóveis Ltda.
•	Vicunha Serviços Ltda.
•	Ibis Participações e Serviços Ltda

22.d)	Key management personal

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of December 31, 2020.

	P&L
	12/31/2020	12/31/2019	12/31/2018
Short-term benefits for employees and officers	40,522	37,452	32,848
Post-employment benefits	111	109	105
	40,633	37,561	32,953

22.e)	Guarantees

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,478,105	2,428,194	35,496	37,406	3,298	8,702	2,516,899	2,474,302

FTL - Ferrovia Transnordestina	R$	Up to 04/01/2021		43,118						43,118

Cia Metalurgica Prada	R$	Indefinite			196	457	244	235	440	692

CSN Energia	R$	Up to 11/26/2023 and indefinite				3,141	1,920	1,920	1,920	5,061

CSN Mineração	R$	Up to 12/21/2024	846,749	1,184,048					846,749	1,184,048

Estanho de Rondônia	R$	7/15/2022	1,154	1,902					1,154	1,902

Minérios Nacional S.A.	R$	Up to 09/10/2021	1,946	4,544					1,946	4,544

Total in R$			3,327,954	3,661,806	35,692	41,004	5,462	10,857	3,369,108	3,713,667

CSN Inova Ventures	US$	01/28/2028	1,300,000						1,300,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	Up to 04/17/2026	1,525,000	1,958,603					1,525,000	1,958,603

Total in US$			3,825,000	2,958,603					3,825,000	2,958,603

CSN Steel S.L.	EUR			24,000						24,000

Total in EUR				24,000						24,000
Total in R$			19,877,378	12,033,973					19,877,378	12,033,973
			23,205,332	15,695,779	35,692	41,004	5,462	10,857	23,246,486	15,747,640

Accounting Policy

Transactions with related parties were carried out by the Company on terms equivalent to those prevailing in market transactions, observing the price and the usual market conditions. Therefore, these transactions are in conditions that are no less favorable for the Company than those negotiated with third-parties.

Transactions between the Parent and its subsidiaries are eliminated and adjusted to ensure consistency with the practices adopted by the Parent.

The Company’s related parties are subsidiaries, joint ventures, affiliates, shareholders and their related companies and the key personnel of the Company’s management

23.	SHAREHOLDERS´ EQUITY

23.a)	Paid-in capital

The fully subscribed and paid-in capital on December 31, 2020 R$6,040 million (R$4,540 million on December 31, 2019) is divided into 1,387,524,047 common and book-entry shares, with no par value. Each common share entitles its holder to one vote in the resolutions of the General Meetings.

The Board of Directors, at a meeting held on February 22, 2021, approved the capitalization of part of the Income Reserve, in the amount of R$1,500 million, without changing the number of shares, increasing the Company’s capital to R$6,040 million .

23.b)	Authorized capital

The Company’s bylaws in effect on December 31, 2020 define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors.

23.c)	Legal Reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year pursuant to art. 193 of Law 6.404/76, up to a limit of 20% of the capital stock.

23.d)	Ownership structure

As of December 31, 2020, the Company’s ownership structure was as follows :

			12/31/2020			12/31/2019
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	48.97%	49.24%	679,522,254	48.97%	49.24%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.22%	58,193,503	4.19%	4.22%
NYSE (ADRs)	248,763,533	17.93%	18.02%	262,206,103	18.90%	19.00%
Other shareholders	393,635,257	28.37%	28.52%	380,192,687	27.40%	27.55%
Outstanding shares	1,380,114,547	99.47%	100.00%	1,380,114,547	99.47%	100.00%
Treasury shares	7,409,500	0.53%		7,409,500	0.53%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

(*) Controlling group companies.

23.e)	Treasury shares

As of December 31, 2020, the position of treasury shares was as follows:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Sale of shares	Balance in treasury
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable	22,981,500	7,409,500

As of December 31, 2020, the position of treasury shares was as follows:

Quantity purchased (in units)	Amount paid for the shares	Share price			Share market price as of 12/31/2020 (*)

		Minimum	Maximum	Average
7,409,500	R$ 58,264	R$ 4.48	R$ 10.07	R$ 7.86	R$ 235,993

(*) The average share price on December 31, 2020 was used in the amount of R$31.85 per share.

23.f)	Policy on investments and payment of interest on net equity and dividends

The Company adopts a profit distribution policy which, in compliance with the provisions of Law No. 6,404 / 76 as amended by Law No. 9,457 / 97, will imply the allocation of all net income to its shareholders, provided that the following priorities are preserved, regardless of its order: (i) business strategy; (ii) compliance with obligations; (iii) making the necessary investments; and (iv) the maintenance of a good financial situation for the Company.

23.g)	Earnings per share

The earnings per share are shown below:

FS-65

	12/31/2020	12/31/2019	12/31/2018
	Common Shares
Profit for the year	3,794,295	1,789,067	5,074,136
Weighted average number of shares	1,380,114,547	1,380,114,547	1,373,250,595
Basic and diluted earnings (loss) per share	2.74926	1.29632	3.69498

Accounting Policy

Share Capital

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the amount raised, net of taxes.

Earnings/(loss) per share

Basic earnings per share is calculated using the net income for the year attributable to the Company’s controlling shareholders and the weighted average number of outstanding common shares in the respective period. Diluted earnings per share is calculated using the aforementioned average of outstanding shares, adjusted by instruments potentially convertible into shares, with a dilutive effect, in the periods presented. The Company does not have potential instruments convertible into shares and, consequently, the diluted and basic earnings per share are the same.

Treasury shares

When the Company purchases shares of the capital stock of the Company itself (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from the shareholders’ equity attributable to the shareholders of the Company until the shares are canceled or reissued. When such shares are subsequently reissued, any amounts received, net of any directly attributable additional transaction costs and the respective income tax and social contribution effects, are included in the shareholders’ equity attributable to the Company’s shareholders.

Non-controlling interest and transactions

The Company considers transactions with non-controlling interests as transactions with owners of the Company’s assets. For non-controlling interests, the difference between any consideration paid and the acquired portion of the carrying amount of the subsidiary's net assets is recorded in the shareholders' equity. Gains or losses on disposals for non-controlling interests are also recorded directly in shareholders' equity.

When the Company ceases to have control, any interest held in the entity is remeasured at fair value, with the change in book value recognized in the income statement. The fair value is the initial carrying amount for the subsequent accounting of the retained interest in an associate, a joint venture or a financial asset. In addition, any amounts previously recognized in other comprehensive income related to that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified to income.

24.	Shareholders' Compensation

The Company’s Bylaws provide for the distribution of minimum dividends of 25% of the adjusted net income in accordance with the law, to the holders of their shares.

Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act. The profit destination for 2020 is shown below:

Allocation of profit
12/31/2020
Profit for the year	3,794,295
Capital reserve	(189,715)
Profit for allocation	3,604,580

Proposed destination:
Mandatory minimum dividends	(901,145)
Statutory reserve	(2,703,435)
(3,604,580)

Weighted average number of shares	1,380,114,547
Dividends for share	0.652949

In current liabilities
Balance of dividends payable as December 31, 2019	13,252
Dividends paid in year	(12,414)
Proposed dividends in 2020 exercise	901,145
Balance of dividends payable as December 31, 2020	901,983

At the Annual General Meeting (AGM), the proposal for the allocation of profit presented in the financial statements will likely be approved.

Accounting Policy

In accordance with article 33 of the Company’s Bylaws, at least 25% of the net income for the year, adjusted under the terms of article 202 of Law No. 6,404 / 76, will be distributed as dividends in each fiscal year, which will be reflected in current liabilities. In addition, the Board of Directors may pay interest on net equity by allocating the amount of interest paid or credited to the minimum mandatory dividend mentioned above. If the Company reports a dividend higher than the mandatory minimum in the allocation proposal, this amount is highlighted in a specific account in shareholders’ equity under “Proposed Additional Dividend”. At the Annual Shareholders’ Meeting (AGM), the resolution on the proposal for allocation in the financial statement will be made.

25.	NET REVENUE FROM SALES

Net sales revenue is as follows:

			Consolidated
	12/31/2020	12/31/2019	12/31/2018
Gross revenue
Domestic market	16,652,801	14,220,420	14,752,901
Foreign market	17,396,259	14,663,297	11,817,559
	34,049,060	28,883,717	26,570,460
Deductions
Sales returns, discounts and rebates	(248,821)	(325,794)	(234,851)
Taxes on sales	(3,736,219)	(3,121,506)	(3,366,724)
	(3,985,040)	(3,447,300)	(3,601,575)
Net revenue	30,064,020	25,436,417	22,968,885

Accounting Policy

a)	Nature of goods and services.

The Company generates revenue from (i) the production and sale of steel, cement and iron ore, (ii) the provision of maritime freight services, in the case of iron ore export sales, and rail and port logistics services and (iii) sales of energy.

b)	Timing of revenue recognition.

The Company recognizes revenue once all of the following conditions are satisfied:

1.       Identification of the contract for sale of goods or provision of services;

2.       Identification of the performance obligations;

3.       Determination of the contract value;

4.       Determination of the value allocated to each performance obligation included in the contract; and

5.       Revenue recognition over time or at the time the performance obligations are completed.

In the case of sales of goods, performance obligations are usually completed upon delivery of the goods to the destination specified by customers, which may be customers’ warehouses or, in the case of iron ore export sales, when the product is loaded on the ship. In certain cases, judgment may be required to determine when performance obligations are completed, based on the following indicators:

I.	Whether the customer has the significant risks and rewards of ownership and has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good; and

II.	Whether the customer has a present obligation to pay in accordance with the terms of the sales contract.

Accordingly, the Company discloses revenue from each of its business segments as follows:

Steel:

The Company recognizes revenues from sales of steel products when control of the product passes to customers, which may be either upon delivery of the goods to the destination specified by customers or when the customer picks up the goods for delivery, depending on whether the customer contracts logistics services from the Company.

Cement:

The Company recognizes revenues from sales of cement when control of the product passes to customers, which may be either upon delivery of the goods to the destination specified by customers or when the customer picks up the goods for delivery, depending on whether the customer contracts logistics services from the Company.

Mining:

The Company recognizes revenues from sales of iron ore when control of the product passes to customers, which generally occurs, in the case of export sales, when the product is loaded on the ship and, in the case of domestic sales, when the product is loaded on the train.

Iron ore export sales pursuant to the Incoterms “Cost, Insurance and Freight – CIF” and “Cost and Freight – CFR” include maritime freight service embedded in the same invoice. In this case, the performance obligation of the maritime freight service is considered separately from the shipment of iron ore and the Company recognizes revenue from the provision of this service upon delivery of the goods to the destination specified by customers.

Logistics:

Rail logistics services. The Company’s rail logistics services are provided by its subsidiary Ferrovia Transnordestina Logística S.A. (“FTL”). The Company recognizes revenues from rail logistics services when the performance obligation, which is the contracted service, is completed, which occurs upon delivery of the goods to the destination specified by customers.

Port logistics services. The Company’s port logistics services, which comprise handling of containers and storage, are provided by its subsidiary Sepetiba Tecon S.A. (“TECON”). The Company recognizes revenues from port logistics services when the performance obligation is completed. In the case of handling of containers, the performance obligation comprises the pool of services contracted. In the case of storage services, each month of storage represents a performance obligation and, consequently, the Company recognizes revenue on a monthly basis.

Energy:

The Company recognizes revenues from sales of energy that it has not used in its operations. This excess energy is made available through the public network and the Chamber of Electric Energy Commercialization (Câmara de Comercialização de Energia Elétrica), which is the governmental agency responsible for managing the network, redirects the energy to the electric system and, on a monthly basis, informs the Company of the amount of energy that was redirected to the electric system. Accordingly, the Company issues its invoice to this governmental agency and simultaneously recognizes the revenue from the sale of energy.

The Company’s only variable consideration arises when iron ore is provisionally priced and there is a difference with the final price, which depends on future index prices. In this case, the Company initially recognizes revenue based on the applicable forward market price and then accounts for any eventual adjustment based on the final price. The period between provisional pricing and final invoicing is typically between 60 and 120 days.

Where the Company has contracts with unfulfilled performance obligations at the end of a fiscal period, it discloses the transaction price allocated to these performance obligations. The Company does not disclose this information for contracts with an expected duration of one year or less.

The Company presents revenues on a consolidated basis in its income statement and by segment in the explanatory note 29 - Segment Information.

c)	Payment terms.

Generally, all sales of goods and provisions of services are payable within 30 days of the invoice date.

26.	EXPENSES BY NATURE

			Consolidated
	12/31/2020	12/31/2019	12/31/2018
Raw materials and inputs	(6,928,517)	(7,287,933)	(6,759,275)
Labor cost	(3,187,428)	(2,807,280)	(2,743,460)
Supplies	(2,150,452)	(1,981,547)	(1,782,576)
Maintenance cost (services and materials)	(1,340,255)	(1,340,135)	(1,326,894)
Outsourcing services	(2,217,657)	(2,392,626)	(2,368,387)
Freight	(216,506)	(334,509)	(109,756)
Distribution freight	(1,421,079)	(1,787,979)	(1,692,785)
Depreciation, amortization and depletion	(2,421,458)	(1,421,704)	(1,175,107)
Others	(1,750,424)	(763,421)	(905,128)
	(21,633,776)	(20,117,134)	(18,863,368)
Classified as:
Cost of sales	(19,124,901)	(17,263,264)	(16,105,657)
Selling expenses	(2,004,417)	(2,342,805)	(2,263,688)
General and administrative expenses	(504,458)	(511,065)	(494,023)
	(21,633,776)	(20,117,134)	(18,863,368)

The depreciation, amortization and depletion additions for the period were distributed as follows.

			Consolidated
	12/31/2020	12/31/2019	12/31/2018
Production costs (1)	(2,374,046)	(1,385,306)	1,145,793
Selling expenses	(13,978)	(11,539)	5,850
General and administrative expenses	(33,434)	(24,859)	23,464
	(2,421,458)	(1,421,704)	1,175,107
Other operational (2)	(95,270)	(97,627)	97,914
	(2,516,728)	(1,519,331)	1,273,021

(1) The Company’s iron ore extraction in 2020 started using dry waste filtering and stacking in 100% of its production process. As a normal consequence of the operation, the use of dams has become obsolete, and consequently, the assets of dams reached the end of their useful lives on December 31, 2020. As a result of the technical and functional obsolescence of the dams, the book balance of these assets in their entirety, (R$515,491), was fully depreciated in 2020 and appropriated to the cost of production. The cost of production includes PIS and COFINS credits on lease agreements on December 31, 2020, in the amount of R$5,335.

(2) They mainly refer to the depreciation of investment properties, paralyzed equipment and amortization of the SWT Client Portfolio, see note 27.

27.	OTHER OPERATING INCOME AND EXPENSES

			Consolidated
	12/31/2020	12/31/2019	12/31/2018
Other operating income
Receivables by indemnity (1)	245,945	56,180	46,256
Rentals and leases	9,096	9,462	5,430
Dividends received	1,197	32,747	9,188
PIS, COFINS and INSS to compensate (2)	120,452	123,677	1,102,365
Contractual fines	4,783	4,486	3,965
Actuarial pension plan	55,695	47,151	20,983
Updated shares – Fair Value through profit or loss (VJR) (Note 14II)	12,579		1,655,813
Contractual agreement (5)		131,817
Other revenues	32,747	98,250	27,749
	482,494	503,770	4,036,043
	-	-	-
Other operating expenses
Taxes and fees	(46,338)	(95,873)	(26,197)
Expenses with environmental liabilities, net	16,151	(82,669)	(60,311)
Write-off/(Provision) of judicial lawsuits	(130,869)	(19,685)	(113,549)
Contractual fines		(106,926)	(104,086)
Depreciation of equipment paralyzed and amortization of intangible assets (note 26)	(95,270)	(97,627)	(97,914)
Write- off of PP&E and intangible assets (note 10, 11 and 12)	(13,130)	(114,603)	(27,260)
Estimated (Loss)/reversal in inventories	(179,012)	(136,827)	(149,704)
Idleness in stocks and paralyzed equipment (3)	(303,975)	(546,968)
Studies and project engineering expenses	(27,137)	(26,171)	(33,738)
Research and development expenses	(620)	(1,741)	(2,688)
Healthcare plan expenses	(117,193)	(119,560)	(108,369)
Cash flow hedge realized (Note 14 b)(4)	(1,951,035)	(790,353)	(370,191)
Updated shares – Fair value through profit or loss (Note 14II)		(118,780)
Other expenses	(421,628)	(149,068)	(218,701)
	(3,270,056)	(2,406,851)	(1,330,706)
Other operating income (expenses), net	(2,787,562)	(1,903,081)	2,705,337

1.	In June 2020, the Company received R$84,435 of indemnity after a court decision, of which R$58,785 for rent arrears arising from one of its investment properties and R$25,650 relating to an action for the collection of insurance for material damage caused by contractor in the construction of the long steel plant. Additionally, in June, the principal amount was recognized in the amount of R$147,612 of receivables for indemnity (see note 9).

2.	In 2020, consist of the recovery of INSS credit on benefits granted to employees that should not be considered in the contribution calculation basis. In 2019, this is the exclusion of ICMS from the PIS and COFINS calculation basis.

3.	Refers to the idle capacity arisen from production volumes lower than normal it was generated from the refurbishment of the blast furnace No.3 and in the iron ore mining operation due to delays in the release of environmental licenses, which postponed the start of new ore mining fronts, as well as new dry tailing processes still in ramp-up stage.

4.	As of December 31, 2020, foreign exchange cash flow hedge was realized and reclassified from Other Comprehensive Income to Other Operating Expenses (R$1,667,886), as well as cash flow hedge of PLATTS index (R$283,149), totaling R$1,951,035 of hedge realization in the year. See note 14.

5.	Referring to the contractual agreement signed for the supply of new equipment.

28.	FINANCIAL INCOME (EXPENSES)

			Consolidated
	12/31/2020	12/31/2019	12/31/2018
Financial income
Related parties (note 22 b)	51,124	79,228	64,888
Income from financial investments	58,061	93,471	111,235
Updated shares – Fair value through profit or loss (Note 14 II) (1)	1,190,489	-	-
Other income (2)	503,054	206,343	1,134,391
	1,802,728	379,042	1,310,514
Financial expenses
Borrowings and financing - foreign currency (note 13 b)	(1,600,973)	(1,128,520)	(988,821)
Borrowings and financing - local currency (note 13 b)	(401,079)	(867,785)	(1,020,867)
Related parties	(13,608)	(14,939)	(16,092)
Lease liabilities	(50,804)	(49,118)	-
Capitalised interest (notes 11 and 33)	92,506	117,189	71,611
Interest and fines	(290,673)	(158,794)	(71,100)
(-) Adjustment present value of trade payables	(139,566)	-	-
Commission, bank fees, Guarantee and bank fees	(162,085)	(217,784)	(182,179)
PIS/COFINS over financial income	(39,149)	(25,176)	(84,404)
Other financial expenses	(270,764)	(217,864)	19,614
	(2,876,195)	(2,562,791)	(2,272,238)
Others financial items, net
Foreign exchange and monetary variation, net	392,971	47,579	(533,918)
Gains and (losses) on exchange derivatives (*)	(115,815)	4,986	(1)
	277,156	52,565	(533,919)
	(2,599,039)	(2,510,226)

Financial income (expenses), net	(796,311)	(2,131,184)	(1,495,643)

(*) Statement of gains and (losses) on derivative transactions (note 14)
Exchange rate swap Dollar x Euro	(9,070)	783	(1)
Exchange rate swap GBP x Euro	(602)
Exchange rate swap CDI x Dollar	(106,143)	4,203
	(115,815)	4,986	(1)

(1)	It refers to the appreciation of Usiminas’ shares in the amount of R$1,190,489 as of December31, 2020. As of December 31, 2019, Usiminas’ shares were reclassified to financial investments and their pricing fluctuation started to be recognized in the financial result.

(2)	It mainly refers to the recognition of the exclusion of ICMS in the PIS and COFINS calculation base in the amount of R$81,758 on December 31, 2020 (R$160,609 on December 31, 2019) in the Consolidated, and updating in the amount of R$369,571 of receivables for indemnity (see note 9).

29.	SEGMENT INFORMATION

According to the Company’s structure, the businesses are distributed and managed in five operating segments as follows:

•Steel

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

•Mining

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

Moreover, CSN controls the Estanho de Rondônia S.A., a company with mining units and tin casting, in the state of Rondônia.

•Logistics

i. Railway

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

b) TLSA and FTL

TLSA and FTL hold the concession for the former Malha Nordeste by RFFSA. The northeastern railway system covers 4,238 km of railway network divided into two sections: i) Mesh I, which integrates the sections of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau - and Propriá - Jorge Lins (Mesh I); and ii) Malha II, which includes the sections of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins, Salgueiro - Porto de Suape and Missão Velha - Porto de Pecém.

In addition, it connects to the main ports in the region, thereby offering an important competitive advantage through opportunities for combined transport solutions and tailor-made logistics projects.

ii. Port

The port logistics segment consolidates the terminal’s operation from Sepetiba built after the port modernization law (Law 8.630 / 1993) that allowed the transfer of port activities to the private sector. The Sepetiba terminal has a complete infrastructure to meet all the needs of exporters, importers and shipowners. Its installed capacity exceeds that of most Brazilian terminals. It has cribs and a large storage area, as well as the most modern and adequate equipment, systems and intermodal connections.

The Company’s constant investment in terminal projects consolidates the Itaguaí Port Complex as one of the most modern in the country.

•	Energy

CSN is one of the largest industrial consumers of electric energy in Brazil. As energy is fundamental in its production process, the Company invests in electricity generation assets to guarantee its self-sufficiency. These assets are: Itá Hydroelectric Plant, located in the State of Santa Catarina, with a capacity of 1,450 MW, in which CSN participates with 29.5%; Igarapava Hydroelectric Plant, located in Minas Gerais, with a capacity of 210 MW, in which CSN holds 17.9% of the capital; and 238 MW thermoelectric cogeneration plant, in operation at the Presidente Vargas Steelworks since 1999, which uses waste gas from the steel production itself as fuel.

•	Cement

The Cement segment consolidates the production, sale and distribution of cement using slag that is produced by the blast furnaces of the Presidente Vargas Steelworks, in Volta Redonda / RJ.

The clinker production is located in Arcos / MG, using limestone from its own mine and also two cement mills in addition to the mills that already operate in Volta Redonda / RJ.

The information presented to Management regarding the performance of each segment is generally derived directly from accounting records combined with some intercompany allocations.

•	Sales by geographic area

Sales by geographic area are determined based on the customers’ location. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

•	Results by segment

For the purpose of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the joint ventures as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the "Corporate expenses/elimination" column.

FS-73

								12/31/2020
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Net revenue (note 25)	16,602,895	12,683,231	256,371	1,489,647	172,859	858,192	(1,999,175)	30,064,020
Cost of sales and services (note 26)	(14,170,692)	(5,531,763)	(187,860)	(1,094,130)	(128,227)	(647,132)	2,634,903	(19,124,901)
Gross profit	2,432,203	7,151,468	68,511	395,517	44,632	211,060	635,728	10,939,119
General and administrative expenses (note 26)	(922,862)	(179,806)	(21,949)	(114,970)	(30,243)	(88,232)	(1,150,813)	(2,508,875)
Other operating (income) expenses, net (note 27)	(392,061)	(665,881)	(5,420)	52,569	(2,967)	(44,893)	(1,728,909)	(2,787,562)
Equity in results of affiliated companies (note 10)	-	-	-	-	-	-	71,755	71,755
Operating result before Financial Income and Taxes	1,117,280	6,305,781	41,142	333,116	11,422	77,935	(2,172,239)	5,714,437

Sales by geographic area
Asia		7,461,791					1,144,614	8,606,405
North America	922,299							922,299
Latin America	327,900					995		328,895
Europe	3,627,011	3,688,851						7,315,862
Others	4,346							4,346
Foreign market	4,881,556	11,150,642				995	1,144,614	17,177,807
Domestic market	11,721,339	1,532,589	256,371	1,489,647	172,859	857,197	(3,143,789)	12,886,213
Total	16,602,895	12,683,231	256,371	1,489,647	172,859	858,192	(1,999,175)	30,064,020

								12/31/2019
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Net revenue (note 25)	13,949,032	10,027,649	240,451	1,321,355	325,343	570,805	(998,218)	25,436,417
Cost of sales and services (note 26)	(12,962,861)	(4,396,247)	(173,344)	(1,030,210)	(266,754)	(607,719)	2,173,871	(17,263,264)
Gross profit	986,171	5,631,402	67,107	291,145	58,589	(36,914)	1,175,653	8,173,153
General and administrative expenses (note 26)	(834,977)	(186,189)	(34,560)	(109,770)	(29,034)	(91,466)	(1,567,874)	(2,853,870)
Other operating (income) expenses, net (note 27)	(1,055,190)	(218,009)	(3,860)	147,155	(1,486)	(40,630)	(731,061)	(1,903,081)
Equity in results of affiliated companies (note 10)							125,715	125,715
Operating result before Financial Income and Taxes	(903,996)	5,227,204	28,687	328,530	28,069	(169,010)	(997,567)	3,541,917

Sales by geographic area
Asia	2,980	6,742,946					1,463,870	8,209,796
North America	767,977							767,977
Latin America	169,036							169,036
Europe	2,978,994	2,357,867						5,336,861
Others	2,046							2,046
Foreign market	3,921,033	9,100,813					1,463,870	14,485,716
Domestic market	10,027,999	926,836	240,451	1,321,355	325,343	570,805	(2,462,088)	10,950,701
Total	13,949,032	10,027,649	240,451	1,321,355	325,343	570,805	(998,218)	25,436,417

								12/31/2018
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Net revenue (note 25)	15,634,143	5,984,781	266,378	1,506,114	410,606	588,230	(1,421,366)	22,968,887
Cost of sales and services (note 26)	(12,613,216)	(3,585,691)	(189,999)	(1,049,071)	(286,734)	(544,266)	2,163,321	(16,105,656)
Gross profit	3,020,927	2,399,091	76,378	457,043	123,872	43,965	741,956	6,863,231
General and administrative expenses (note 26)	(984,980)	(144,754)	(35,423)	(106,412)	(27,948)	(95,893)	(1,362,302)	(2,757,711)
Other operating (income) expenses, net (note 27)	1,993,790	(222,957)	(2,469)	(34,911)	(387)	299	971,970	2,705,335
Equity in results of affiliated companies (note 10)							135,706	135,706
Operating result before Financial Income and Taxes	4,029,736	2,031,379	38,486	315,721	95,537	(51,628)	487,330	6,946,561

Sales by geographic area
Asia	40,681	4,422,377					1,297,258	5,760,316
North America	1,506,041							1,506,041
Latin America	369,830							369,830
Europe	3,330,991	590,043						3,921,034
Others	58,229							58,229
Foreign market	5,305,771	5,012,420					1,297,258	11,615,450
Domestic market	10,328,372	972,360	266,378	1,506,114	410,606	588,230	(2,718,623)	11,353,437
Total	15,634,143	5,984,781	266,378	1,506,114	410,606	588,230	(1,421,366)	22,968,887

Accounting Policy

An operating segment is a component of the Company committed to business activities, from which it can earn revenue and incur expenses, including income and expenses related to transactions with any other components of the Company. All operating results of operating segments are regularly reviewed by CSN’s Executive Board to make decisions about the resources to be allocated to the segment and to evaluate its performance, and for which different financial information is available.

30.	EMPLOYEE BENEFITS

The pension plans granted cover substantially all employees. The plans are managed by Caixa Beneficente dos Empregados de CSN (“CBS”), a private, non-profit pension fund established in July 1960, which has as members (and former employees) who have joined the fund. through a membership agreement, in addition to CBS employees themselves. The CBS Executive Board is made up of a president and two directors, all appointed by CSN, the main sponsor of CBS. The Deliberative Council is the decision-making and superior guidance body of CBS, composed of the president and ten members, six of them chosen by CSN and four of them elected by the participants.

Until December 1995, CBS Previdência managed two defined benefit plans based on years of service, salary and social security benefits. On December 27, 1995, the then Supplementary Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective as of that date, called the Supplementary Benefit Mixed Plan (“Mixed Plan”), structured under the form of a variable contribution plan, which has been closed to new members since September 2013. As of that date, all new employees must join the CBSPrev Plan, structured in the form of defined contribution, also created in September 2013.

The CBS guarantee funds are mainly invested in repo operations (backed by federal government bonds), federal government bonds indexed to inflation, stocks, loans and real estate. As of December 31, 2020, CBS held 4,450,652 CSN common shares (1,870,652 as of December 31, 2019). The entity’s total guarantee resources totaled R$5.7 billion on December 31, 2020 (R$5.5 billion on December 31, 2019). CBS fund managers seek to combine plan assets with long-term benefit obligations to be paid. Pension funds in Brazil are subject to certain restrictions related to their ability to invest in foreign assets and, consequently, the funds invest primarily in securities in Brazil.

Guarantee Funds are considered to be the available and investment assets of the Benefit Plans, not including the amounts of debts contracted with sponsors.

For defined benefit plans, called “35% of Average Salary” and “Supplementary Average Salary Plan”, the Company maintains a financial guarantee with CBS Previdência, the entity that manages the aforementioned plans, in order to maintain the financial balance and actuarial, should any future actuarial loss or actuarial gain occur.

In compliance with current legislation, specific to the pension fund market, for the last 4 years ended (2017, 2018, 2019 and 2020), there was no need to pay installments by CSN, since the benefit plans defined actuarial gains in the year.

30.a)	Description of pension plans

Plan of 35% of the average salary

This plan started on February 1, 1966 and is a defined benefit plan, the purpose of which is to pay retirement benefits (length of service, special, disability or old age) for life, equivalent to 35% of the adjusted average of the last 12 salaries of the participant. The plan also guarantees the payment of sickness benefit to the participant licensed by the Official Social Security and also guarantees the payment of savings, death and monetary assistance. This plan was deactivated on October 31, 1977, when the plan to supplement the average salary came into effect.

Average salary supplementation plan

This plan started on November 1, 1977 and is a defined benefit plan. Its objective is to complement the difference between the corrected average of the last 12 wages of the participant and the benefit of the Official Social Security for retirements, also for life. As with the 35% plan, there is coverage for sickness benefit, death benefit and pension benefits. This plan was deactivated on December 26, 1995, with the creation of the mixed supplementary benefit plan.

Mixed supplementary benefit plan

Started on December 27, 1995, it is a variable contribution plan. In addition to the programmed retirement benefit, payment of risk benefits (active pension, disability and sickness / accident benefits) is also provided. In this plan, the retirement benefit is calculated based on what was accumulated by the monthly contributions of the participants and the sponsors, as well as the option of each participant in the form of receiving the same, which can be for life (with or without continuity of pension for death) or by a percentage applied to the balance of the benefit-generating fund (loss for an indefinite period). After retirement, the plan will have the characteristic of a defined benefit plan, if the participant has opted to receive his benefit in the form of lifetime monthly income. This plan was deactivated on September 16, 2013, when the CBSPrev plan came into effect.

CBS Prev Plan

On September 16, 2013, the new CBSPrev pension plan began, which is a defined contribution plan. In this plan, the retirement benefit is determined based on what has been accumulated by the monthly contributions of participants and sponsors. The option of each participant to receive it can be: (a) receive a part in cash (up to 25%) and the remaining balance, through monthly income for a percentage applied to the benefit generating fund, not being applicable to death pension benefits, (b) receive only monthly income for a percentage applied to the benefit generating fund.

With the creation of the CBSPrev plan, the Mixed Supplementary Benefit Plan was deactivated for the entry of new participants as of September 16, 2013.

CBSPREV Namisa Plan

It is a Defined Contribution plan with risk benefits during the activity (projection of the balances in case of disability or death and sickness / accident benefits). It has been in operation since January 6, 2012, when it was created to serve exclusively the employees of Nacional Minérios S / A. After the corporate reorganization, which took place in 2016, other Sponsors joined this Plan, among them, CSN Mineração SA

In this plan, all benefits offered are calculated based on what has been accumulated by the monthly contributions of participants and sponsors and are paid through a percentage applied to the balance of the benefit generating fund. The CBSPREV Namisa Plan has been closed to the entry of new participants since July 2017 and in 2020 the plan’s extinction process was finalized due to the total withdrawal of sponsorship.

30.b)	Investment policy

The investment policy establishes the principles and guidelines that should govern the investment of resources entrusted to the entity, with the objective of promoting the security, liquidity and profitability necessary to ensure the balance between the plan’s assets and liabilities, based on the ALM study (Asset Liability Management), which takes into account the benefits of the participants and beneficiaries of each plan.

The investment plan is reviewed annually and approved by the Deliberative Council, considering a 5-year horizon, as established by CGPC resolution no. 7, of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 4,661 / 18, published by the National Monetary Council (“CMN”).

30.c)	Employee benefits

The actuarial calculations are updated, at the end of each year, by external actuaries and presented in the financial statements in accordance with IAS 19 - Employee Benefits.

				Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(13,819)	(13,714)	79,546	19,788
Post-employment healthcare benefits	-	-	678,880	892,396
	(13,819)	(13,714)	758,426	912,184

The reconciliation of assets and liabilities of employee benefits is presented below:

			Consolidated
	12/31/2020	12/31/2019	12/31/2018
Present value of defined benefit obligation	3,645,822	3,581,460	3,087,433
Fair value of plan assets	(3,766,194)	(3,894,488)	(3,403,906)
Deficit(Surplus)	(120,372)	(313,028)	(316,473)
Restriction to actuarial assets due to recovery limitation	186,099	319,102	224,561
Liabilities (Assets), net	65,727	6,074	(91,912)
Liabilities	79,546	19,788	7,982
Assets	(13,819)	(13,714)	(99,894)
Net (assets) recognized in the balance sheet	65,727	6,074	(91,912)

The change in the present value of the defined benefit obligation is shown below:

			Consolidated
	12/31/2020	12/31/2019	12/31/2018
Present value of obligations at the beginning of the year	3,581,460	3,087,433	3,077,849
Cost of service	968	1,093	1,169
Interest cost	236,551	283,487	304,132
Participant contributions made in the period	1,998	2,126
Benefits paid	(278,960)	(269,995)	(280,493)
Actuarial loss/(gain)	103,805	477,316	(15,224)
Present value of obligations at the end of the year	3,645,822	3,581,460	3,087,433

The change in the fair value of the plan’s assets is shown below:

			Consolidated
	12/31/2020	12/31/2019	12/31/2018
Fair value of plan assets at the beginning of the year	(3,894,488)	(3,403,906)	(3,305,356)
Interest income	(257,946)	(314,102)	(327,830)
Benefits Paid	278,960	269,995	280,493
Participant contributions made in the period	(1,998)	(2,127)	-
Return on plan assets (less interest income)	109,279	(444,348)	(51,213)
Fair value of plan assets at the end of the year	(3,766,193)	(3,894,488)	(3,403,906)

The composition of the amounts recognized in the income statement is shown below:

			Consolidated
	12/31/2020	12/31/2019	12/31/2018
Cost of current service	968	1,093	1,169
Interest cost	236,551	283,487	304,132
Expected return on plan assets	(257,946)	(314,102)	(327,830)
Interest on the asset ceiling effect	21,737	21,502	16,340
Total costs / (income), net	1,310	(8,020)	(6,189)

The (cost) / revenue is recognized in the income statement under other operating expenses.

The movement of actuarial gains and losses is shown below:

			Consolidated
	12/31/2020	12/31/2019	12/31/2018
Actuarial losses and (gains)	103,805	477,316	(15,224)
Return on plan assets (less interest income)	109,279	(444,348)	(51,213)
Change in the asset’s limit (excluding interest income)	(154,741)	73,039	50,058
Total cost of actuarial losses and (gains)	58,343	106,007	(16,379)

The breakdown of actuarial gains and losses is shown below:

			Consolidated
	12/31/2020	12/31/2019	12/31/2018
Loss due to change in demographic assumptions	67,930	-	(139,813)
Loss due to change in financial assumptions	(30,454)	472,715	46,917
Loss due to experience adjustments	66,329	4,601	77,672
Return on plan assets (less interest income)	109,279	(444,348)	(51,213)
Change in the asset’s limit (excluding interest income)	(154,741)	73,039	50,058
Actuarial losses and (gains)	58,343	106,007	(16,379)

The main actuarial assumptions used were as follows:

	12/31/2020	12/31/2019
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Nominal discount rate	Millennium Plan: 6,95% Plan 35%: 6,24% Supplementation : 6,44%	Millennium Plan: 6,98% Plan 35%: 6,75% Supplementation: 6,81%

Inflation rate	3.32%	3.61%
Nominal salary increase rate	4.35%	4.65%
Nominal benefit increase rate	3.32%	3.61%
Rate of return on investments	Millennium Plan: 6,95% Plan 35%: 6,24% Supplementation : 6,44%	Millennium Plan: 6,98% Plan 35%: 6,75% Supplementation: 6,81%

General mortality table	Millennium Plan: AT-2012 segregated by gender Plan 35%: AT-2000 Male aggravated by 15% Supplementation: AT-2000 aggravated by 10% segregated by gender	Millennium Plan: AT-2000 smoothed down by 10% segregated by gender Plan 35%: AT-2000 Male aggravated by 15% Supplementation: AT-2000 aggravated by 10% segregated by gender
Disability table	35% Plan Light Medium. Millenium Plan: Prudential (-10%) Supplementation: not applicable	35% Plan and Supplementation: Light Medium. Millenium Plan: Prudential (Ferr. Retirement)
Disability mortality table	Millenium Plan: AT-71 35% Plan : MI-2006 -10% M&F Supplementation: Winklevoss -10%	Winklevoss - 1%
Turnover table	Millenium plan 5% per annum, zero for plans 35% and Supplementation	Millenium plan 5% per annum, zero for plans 35% and Supplementation
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions regarding the mortality table are based on published statistics and mortality tables. These tables translate into an average life expectancy in years for employees aged 65 and 40:

	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
Longevity at age of 65 for current participants	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Male	18.38	18.38	18.75	18.75	21.47	20.45
Female	18.38	18.38	21.41	21.41	23.34	23.02

Longevity at age of 40 for current participants
Male	40.15	40.15	40.60	40.60	44.07	42.70
Female	40.15	40.15	44.41	44.41	46.68	46.28

Allocation of plan assets:

		12/31/2020		12/31/2019		12/31/2018
Variable income	54,285	1.44%	25,236	0.65%	141,705	4.16%
Fixed income	3,438,735	91.31%	3,607,398	92.63%	3,050,099	89.61%
Real estate	182,145	4.84%	183,098	4.70%	52,091	1.53%
Others	91,028	2.42%	78,756	2.02%	160,011	4.70%
Total	3,766,193	100.00%	3,894,488	100.00%	3,403,906	100.00%

The assets invested in variable income are mainly invested in CSN shares.

Fixed income assets are mainly composed of debentures, Interbank Deposit Certificates (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings valued by a specialized asset appraisal company. There are no assets in use by CSN and its subsidiaries.

For the pension plan, the expense in 2020 was R$41,050 (R$40,644 on December 31, 2019).

30.d)	Expected contributions

There are no expected contributions that will be paid to the defined benefit plans 35% and Supplementation in 2021.

For the mixed supplementary benefit plan, the expected contributions in the amount of R$21,563 will be paid in 2021 for the defined contribution portion and R$1,322 for the defined benefit portion (risk benefits).

30.e)	Sensitivity analysis

The quantitative sensitivity analysis in relation to significant assumptions, for pension plans on December 31, 2020 is shown below:

FS-79

						12/31/2020
	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	(1,005)	1,084	(5,507)	5,954	(4,758)	5,309
Effect on present value of obligations	17,381	(16,114)	92,456	(85,515)	76,188	(68,287)

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations					191	(181)
Effect on present value of obligations					1,079	(1,030)

Assumption: Mortality table
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	120	(120)	623	(623)	430	(430)
Effect on present value of obligations	1,928	(1,928)	9,669	(9,669)	5,975	(5,975)

Assumption: Benefit adjustment
Sensitivity level	+1 year	- 1 year	+1 year	- 1 year	+1 year	- 1 year
Effect on current service cost and on interest on actuarial obligations	850	(839)	4,382	(4,362)	1,562	(1,541)
Effect on present value of obligations	13,626	(13,455)	68,039	(67,726)	22,603	(22,306)

Following are the expected benefits for future years for defined benefit plans:

Forecast payments
Year 1	281,314
Year 2	272,801
Year 3	266,342
Year 4	259,595
Year 5	252,578
Next 5 years	1,137,146
Total forecast payments	2,469,776

30.f)	Post-Employment Health Plan

It refers to the health plan created on December 1, 1996 exclusively to cover former retired employees, pensioners, amnesties, ex-combatants, widows of labor accident victims and retirees until March 20, 1997 and their respective legal dependents. Since then, the health plan has not allowed the inclusion of new beneficiaries. The Plan is sponsored by CSN.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2020	12/31/2019
Present value of obligations	678,880	892,396
Liabilities	678,880	892,396

The reconciliation of health benefit liabilities is presented below:

	12/31/2020	12/31/2019
Actuarial liability at the beginning of the year	892,396	897,137
Expenses recognized in income for the year	57,731	69,907
Sponsor’s contributions transferred in prior year	(81,340)	(82,081)
Recognition of actuarial loss/(gain)	(189,907)	7,433
Actuarial liability at the end of the year	678,880	892,396

The actuarial gains and losses recognized in equity are shown below:

	12/31/2020	12/31/2019	12/31/2018
Gain/(loss) recognized in shareholders' equity	(189,907)	7,433	16,237

Below is the weighted average life expectancy based on the mortality table used to determine the actuarial obligations:

	12/31/2020	12/31/2019	12/31/2018
Longevity at age of 65 for current participants
Male	20.24	20.24	19.55
Female	20.24	20.24	22.17

Longevity at age of 40 for current participants
Male	42.74	42.74	41.59
Female	42.74	42.74	45.30

The actuarial assumptions used to calculate post-employment health benefits were:

	12/31/2020	12/31/2019
Biometric and Demographic
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender

Financial
Actuarial nominal discount rate	6.53%	6.78%
Inflation	3.32%	3.61%
Real increase in medical costs based on age (Aging Factor)	0,5% - 3,00% real per year	0,5% - 3,00% real per year
Nominal increase medical costs growth rate	4.10%	6.98%
Average medical cost (Claim cost)	913.00	1,319.36

30.g)	Sensitivity analysis

The quantitative sensitivity analysis for significant assumptions for the post-employment health benefit as of December 31, 2020 is shown below:

FS-81

		12/31/2020
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	1,216	(1,339)
Effect on present value of obligations	(30,300)	33,447

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	4,749	(3,978)
Effect on present value of obligations	72,688	(60,887)

	Assumption: Benefit adjustment
Sensitivity level	+1 year	- 1 year
Effect on current service cost and on interest on actuarial obligations	3,123	(2,925)
Effect on present value of obligations	47,797	(44,768)

Following are the expected benefits for future exercises for post-employment health benefit plans:

Forecast benefit payments
Year 1	60,143
Year 2	58,312
Year 3	56,323
Year 4	54,177
Year 5	51,892
Next 5 years	221,734
Total forecast payments	502,581

Accounting Policy

Employee benefits - long term

A defined contribution plan is a post-employment benefit plan under which the Company pays contributions to CBS, obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the income statement during the periods during which they are paid. services are provided by employees. In this modality, the Company will have no legal or constructive obligation to pay additional amounts, as the risks fall on employees.

In the defined benefit plan, obligations are assessed annually by independent actuaries, the unit credit method is used in the calculation, the assumptions for the calculation include biometric, demographic, financial and economic assumptions. The discount rate is applied to define the present value of the defined benefit obligations, the fair value of the assets is also determined. The amount recognized in the Company’s balance sheet is the net of obligations after the discount rate less the fair value of the assets.

When the calculation results in a benefit to the Company, the asset to be recognized is limited to the total of any past unrecognized service costs and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future plan contributions . Actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income. In the event of extinction of the plan, the accumulated actuarial gains and losses are recorded in income.

Short-term employee benefits

Payments of benefits such as salary or vacation, as well as the respective labor charges on these benefits are recognized monthly in the income statement, respecting the accrual basis.

Employees ‘profit sharing and executives’ variable remuneration are linked to the achievement of operational and financial goals. The Company recognizes a liability and an expense substantially when these goals are achieved by allocating them to the cost of production or operating expenses.

31.	COMMITMENTS

31.a)	Take-or-pay contracts

As of December 31, 2020 and 2019, the Company was a party to take-or-pay contracts as shown in the following table:

	Payments in the period
Type of service	2019	2020	2021	2022	2023	After 2023	Total

Transportation of iron ore, coal, coke, steel products, cement and mining products.	1,555,398	946,865	1,195,158	1,195,508	1,195,508	3,476,220	7,062,394
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets.	959,362	1,044,380	674,378	28,530	24,779	191,284	918,971
Processing of slag generated during pig iron and steel production.	56,024	75,863	13,240	9,298	2,652	0	25,190
Manufacturing, repair, recovery and production of ingot casting machine units.	5,930	7,674	480	-	-	-	480
Oil Storage and Handling	-	1,900	1,608	1,608	1,608	402	5,226
Labor and consultancy services	27,002	32,279	28,428	27,380	27,380	191,657	274,845
	2,603,716	2,108,961	1,913,292	1,262,324	1,251,927	3,859,563	8,287,106

31.b)	Projects and other commitments

•Transnordestina project

The Transnordestina project corresponds to the rail network II of the Northeast Railway System, includes building 1,753 km of new, next-generation, wide-gauge tracks. The project posts an evolution of 54% progress which was expected to completion for 2017, completion period currently under discussion with the responsible agencies.

The Company expects that the investments will allow Transnordestina Logística SA (“TLSA”), the concessionaire that owns the Transnordestina Project, to transport various products, such as iron ore, limestone, soybeans, cotton, sugar cane, fertilizers, oil and fuels. The concession period ends in 2057 and may be terminated before that period if the concessionaire reaches the minimum return agreed with the Government. TLSA has obtained the environmental authorizations required and implementation is advanced in certain regions.

The sources of financing for the project are: (i) financing granted by Banco do Nordeste / FNE and BNDES, (ii) debentures issued by FDNE, (iii) Via Permanente use contracts and (iv) capital contribution by CSN and public shareholders. The approved investment for the work is R$7,542,000, and the balance of funds to be disbursed will be updated by the IPCA as of the April 2012 base date. If additional resources are needed, they will be made possible by CSN and / or third parties through the execution of Permanent Use of Contracts.

The approved budget amount is composed as follows: Missão Velha - Salgueiro amounting to R$0.4 billion, Salgueiro - Trindade amounting to R$0.7 billion, Trindade - Eliseu Martins amounting to R$2.4 billion, Missão Velha - Port of Pecém amounting to R$3 billion, Salgueiro - Port of Suape amounting to R$4.7 billion, totaling R$11.2 billion. The project is currently in the process of budgetary adjustment whose proposed budget is in the order of R$13.2 billion.

The Company guarantees 100% of the financing obtained by TLSA from Banco do Nordeste / FNE and BNDES, as well as 50.97% of the debentures issued by the FDNE (considers 48.47% of corporate guarantee, 1.25% of letter of guarantee) for BNB and 1.25% corporate guarantee for BNB). Under the terms of the FDNE regulation approved by Federal Decree No. 6,952 / 2009, as well as the Investment Agreement signed with public shareholders / financiers, up to 50% of the debentures may be converted into shares of TLSA.

The Federal Audit Court - TCU, through a precautionary decision issued in May 2016, referring to the TC 012.179 / 2016 process, suspended new transfers of public funds to TLSA by Valec Engenharia, Construções e Ferrovias SA, Fundo de Investimento do Nordeste - FINOR, Constitutional Financing Fund for the Northeast - FNE, Development Fund for the Northeast - FDNE, National Bank for Economic and Social Development - BNDES and BNDES Participações SA - BNDESPar. After the appeal against the precautionary decision and the necessary explanations were provided, in June 2016, the preliminary decision issued by the TCU was revoked unanimously by the members of this court, and the continuity of the programmed contributions was restored.

By means of a new precautionary decision issued in January 2017, referring to case TC 012.179 / 2016, the Federal Court of Accounts - TCU suspended new transfers of public funds to TLSA by Valec Engenharia, Construções e Ferrovias SA, Fundo de Investimento do Nordeste - FINOR, Constitutional Financing Fund for the Northeast - FNE, Development Fund for the Northeast - FDNE, National Bank for Economic and Social Development - BNDES and BNDES Participações SA - BNDESPar. The Company has been providing the necessary clarifications to TCU and acting firmly so that the decision will be revoked soon and the flow of programmed contributions will be reestablished.

The Company concluded as of December 31, 2019, according to the scheduled schedule, the engineering deliveries referring to the review of the projects of the sections to be executed, as well as the survey of the services already performed in the sections in progress and concluded (as built ”), In order to allow the validation of the regulatory budget and the preparation of a revisited schedule. The Company awaits the analyzes to be carried out by the regulatory agency, which are in progress.

There is an administrative procedure before the National Transportation Agency (“ANTT”) that assesses the regular compliance with the Concession Agreement obligations by the Company. In this context, in 2020, ANTT proposed to the Federal Government the declaration of the expiry of the TLSA Concession Contract and the initiation of an administrative proceeding within the scope of the Superintendence of Infrastructure and Railway Cargo Transport Services - SUFER. ANTT’s recommendation, which was substantially contested by TLSA, does not bind the Granting Authority, nor does it end the discussion, as the evaluations of the Ministry of Infrastructure and the Presidency of the Republic are still pending. In addition, judicial review of the matter is also possible. The Company continues its activities to implement sections of the railway in the States of Piauí and Ceará and to preserve the sections already built, with a reasonable expectation that the continuity of its operations will be maintained.

There is an administrative procedure before ANTT that assesses the regular fulfillment of the obligations of the Concession Contract corresponding to Mesh II by the TLSA Concessionaire. ANTT’s technical area, in a unilateral opinion, understood that there was a breach of contractual obligations by the Concessionaire. The opinion of the technical area is under evaluation and, if the irregularity is proven, ANTT may apply the applicable penalties or recommend the declaration of forfeiture to the Presidency of the Republic, the procedure being in the investigation phase, with no definitive decision to date the merit.

On September 16, 2020, the request for reconsideration and suspension of Judgment No. 67/2017 was filed with TCU, which determined the suspension of transfers of public funds to the project until the assessment of engineering projects and the determination of the regulatory budget by National Land Transport Agency - ANTT. In this reconsideration request, management requests that, in view of the exhaustion of Transnordestina’s measures to approve the budget for the project’s works and the indispensability of the resources provided for in the agreements that structured the project for its completion, the understanding contained in Judgment 67 / 2017, with the consequent immediate release of public resources under the responsibility of public sources. In the alternative, he requested that, if the release of public contributions is not granted, we require the immediate release of FINOR funds, since, regardless of their nature, they have the character of reimbursement of the amounts evidently applied by Transnordestina in the works, and cannot be subject to the suspension stipulated in Judgment No. 67/2017 - TCU.

•FTL - Ferrovia Transnordestina Logística SA (Operational network)

In relation to Malha I, operated by FTL - Ferrovia Transnordestina Logística SA (“FTL”), there is an administrative procedure before the National Transport Agency (“ANTT”) that assesses the regular compliance with the Concession Contract obligations by the FTL Concessionaire. Due to a unilateral assessment, ANTT reported that FTL would have failed to comply with the TAC signed in 2013 due to the failure to meet the 2013 production target. In this context, the agency proposed to the Union the declaration of the expiry of the FTL Concession Contract and the initiation of an administrative proceeding within the scope of the Superintendence of Infrastructure and Railway Cargo Transport Services - SUFER. The Company continues to rely on ANTT’s positioning.

32.	INSURANCE

In order to adequately mitigate risks and in view of the nature of its operations, the Company and its Subsidiaries contract several different types of insurance policy. The policies are taken out in line with the Risk Management policy and are similar to the insurance taken out by other companies in the same industry in which CSN and its subsidiaries operate. The coverage of these policies includes: National Transport, International Transport, Life and Personal Accident Insurance, Health, Vehicle Fleet, D&O (Administrators Liability Insurance), General Liability, Engineering Risks, Named Risks, Export Credit, Insurance Warranty and Civil Liability Port Operator.

In 2020, after negotiations with insurers and reinsurers in Brazil and abroad, an Operational Risk Insurance Policy for Property Damage and Business Interruption was issued, effective from June 30, 2020 to June 30, 2021. Under the policy, the Maximum Indemnity Limit is US$600 million, and the deductible is US$385 million for material damages and 45 days for loss of profits, covering the following units and subsidiaries of the Company: Usina Presidente Vargas, CSN Mineração SA and Sepetiba Tecon.

The risk assumptions adopted, given their nature, are not part of the scope of an audit of the financial statements, and consequently were not examined by our independent auditors.

33.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table presents additional information on transactions related to the statement of cash flows:

			Consolidated
	12/31/2020	12/31/2019	12/31/2018
Income tax and social contribution paid	542,877	1,167,419	336,962
Addition to PP&E with interest capitalization (notes 11 and 28)	92,506	117,189	71,611
Initial adoption IFRS16 – Right of use		640,989
Remeasurement and addition – Right of use (note 11 a)	109,993	(151,558)
Addition to PP&E without adding cash	30,345	278,213	10,792
Capitalization in subsidiaries without cash	104,809
Addition to investment property without cash effect	61,597
	942,127	2,052,252	419,365

34.	SUBSEQUENT EVENTS

•	Prospectus for the Offering of CSN Mineração SA shares

On February 17, the Company released to the market the final prospectus of the public offering of primary and secondary distribution of common shares of its issuance, through B3 - Brasil, Bolsa, Balcão. The Offer will comprise (i) the primary distribution of 161,189,078 new Shares (“Primary Offer”); and (ii) the secondary distribution of, initially, 372,749,743 shares, with the possibility of adding up to 20% of additional shares held by all current shareholders and, also, up to 15% of additional shares held by the majority shareholder, CSN .

In the final prospectus of the Offer, the price per Share (“Price per Share”) is R$8.50, totaling R$1,370 million in primary shares and R$2,785 million in secondary shares. The Price per Share was fixed after the completion of the procedure for collecting investment intentions from institutional investors carried out in Brazil and abroad.

Upon the completion of the Offer, the Company’s shares were split in the proportion of 1:30, and consequently its share capital started to be represented by 5,430,057,060 (five billion, four hundred and thirty million, fifty-seven thousand and sixty) common shares, nominative and without value nominal, as approved by the Extraordinary General Meeting held on October 15, 2020.

•	Debt reprofiling

In January 2021, the Company reprofiled part of export prepayment contracts in the amount of US$265 million, whose maturities in 2022 in the amount of US$79 million were postponed to 2023. In addition, the Company amortized R$315 million in NCEs whose maturities would occur over 2021.

Additionally, on February 12, 2021, the Company repurchased, for subsequent cancellation, 450,000 debentures from the 10th Issue in the amount of R$391 million. This repurchase corresponds to 23% of the debentures of that Issue.

•	Asset drop down for CSN Cimentos S.A.

On January 31, 2021, the Company concluded the drop down of the cement segment, with all assets and liabilities related to the cement business being transferred from CSN to its subsidiary recently incorporated CSN Cimentos S.A.

•	Increase in share capital

The Board of Directors, in a meeting held on February 22, 2021, approved the capitalization of part of the statutory reserve in the amount of R$1,500 million, without changing the number of shares, increasing the Company’s capital to R$6,040 million.

