Form 20-F
period 2022-12-31
NATIONAL STEEL CO
filed 2023-04-28
CIK 1049659

As filed with the Securities and Exchange Commission on April 27, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________________

FORM 20-F

________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission File Number 001-14732

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

invrel@csn.com.br
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022:

1,326,093,947 Common Shares without Par Value

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

☑  Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

☑  Yes ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐ Yes ☑ No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐ Yes ☐ No

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

☐ Yes ☑  No

INTRODUCTION

Unless otherwise specified, all references in this annual report to:

•	“we,” “us,” “our” or “CSN” are to Companhia Siderúrgica Nacional and its consolidated subsidiaries;
•	“Brazil” are to the Federative Republic of Brazil;
•	“Brazilian government” are to the federal government of Brazil;
•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;
•	“U.S. dollars” or “US$” are to United States dollars;
•	“km” are to kilometers, “m” are to meters, “mt” or “tons” are to metric tons, “mtpy” are to metric tons per year, “MW” are to megawatts, “MWh” are to megawatt hours and “MWavg” are to average megawatts;
•	“TEUs” are to twenty-foot equivalent units;
•	“consolidated financial statements” are to our audited consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, together with the corresponding report of our independent registered public accounting firm; and
•	“ADSs” are to the American depositary shares and “ADRs” are to the American depositary receipts representing our common shares.

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

Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among others:

•	general economic, political and business conditions in Brazil and abroad, especially in China, which is the largest world steel producer and main consumer of our iron ore;
•	demand for and prices of steel, iron ore and cement products;
•	effects of the global financial markets and economic slowdowns, including the banking crisis in early 2023;
•	changes in competitive conditions and the general level of demand and supply for our products;
•	our liquidity position and leverage and our ability to obtain financing on satisfactory terms;
•	management’s expectations and estimates concerning our future financial performance and financing plans;
•	availability and price of raw materials and increased fuel prices resulting from the ongoing conflict between Russia and Ukraine;
•	changes in international trade or international trade regulations, including protectionist measures imposed by Brazil and other countries;

•	our capital expenditure plans, including in order to address our physical risks and transition risks relating to climate change;
•	inflation, interest rate levels and fluctuations in foreign exchange rates;
•	our ability to develop and deliver our products on a timely basis;
•	lack of infrastructure in Brazil;
•	energy, natural gas and water shortages and government responses to these;
•	downgrades in Brazil’s credit ratings;
•	changes in laws and regulations affecting mining companies and steel and cement producers, including laws and regulations relating to climate change and other environmental matters;
•	increased operating costs, including labor costs, and increased tariffs, taxes or social contribution costs;
•	availability of adequate insurance coverage for our operations; and
•	the risk factors discussed under the caption “Item 3. Key Information—3D. Risk Factors.”

We caution you that the foregoing list of significant factors may not contain all of the material factors that are important to you. The words “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “plan,” “will” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of regulation and the effects of competition, among other things.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 included elsewhere in this annual report have been presented in thousands of reais and prepared in accordance with IFRS as issued by the IASB. See note 2.a. to our audited consolidated financial statements included elsewhere in this annual report.

We have translated some of the Brazilian real amounts contained in this annual report into U.S. dollars solely for the convenience of the reader at the rate of R$5.2177 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2022, as reported by the Central Bank of Brazil, or the Central Bank. As a result of fluctuations in the real/U.S. dollar exchange rate, the U.S. dollar selling rate as of December 31, 2022 may not be indicative of current or future exchange rates. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not represent an arithmetic sum of the figures that precede them.

Non-IFRS Financial Measure

This annual report includes certain references to the non-IFRS measure of EBITDA.

We calculate EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results from discontinued operations. EBITDA is not a measure of financial performance recognized under IFRS and it should not be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. EBITDA is not calculated using a standard methodology and may not be comparable to the definition of EBITDA, or similarly titled measures, used by other companies.

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

According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, Brazil’s gross domestic product, or GDP, sharply contracted by 4.1% in 2020 due to global effects of developments relating to the COVID-19 pandemic and grew by 4.6% and 2.9% in 2021 and 2022, respectively. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, demand for our products, and we have been, and will continue to be, affected by changes in the Brazilian GDP.

Political instability may adversely affect us.

Brazilian markets experienced heightened volatility in the last decade due to uncertainties deriving from ongoing investigations relating to unlawful payments, as part of which numerous members of the Brazilian government, as well as senior officers of large state-owned and private companies have been convicted of political corruption of officials accepting bribes by means of kickbacks on contracts granted by the government to infrastructure, oil and gas and construction companies.

The ultimate outcome of these investigations remains uncertain, but these investigations have had an adverse impact on the image and reputation of the implicated companies, as well as on the general market perception of the Brazilian economy.

In October 2022, Brazil held elections for President, senators, federal deputies and state deputies. Former President Luiz Inácio Lula da Silva won the election. Uncertainty regarding political developments and the policies the Brazilian federal government may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on businesses operating in Brazil, including ours.

Exchange rate instability may adversely affect us and the market price of our common shares and the ADSs.

The Brazilian currency has, during the last decade, experienced frequent and substantial variations compared to the U.S. dollar and other foreign currencies. In 2020 and 2021, the real depreciated against the U.S. dollar and the U.S. dollar selling rate was R$5.1967 per US$1.00 as of December 31, 2020 and R$5.5805 per US$1.00 as of December 31, 2021, as reported by the Brazilian Central Bank. In 2022, the real appreciated against the U.S. dollar and the U.S. dollar selling rate was R$5.2177 per US$1.00 as of December 31, 2022.

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

In the event the real depreciates in relation to the U.S. dollar, the cost in reais of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke, will increase. On the other hand, if the real appreciates in relation to the U.S. dollar, it will cause real-denominated production costs to increase as a percentage of total production costs and cause our exports to be less competitive. We have a total U.S. dollar-denominated or U.S. dollar-linked indebtedness of R$25,026 million, which represents 60.4% of our total indebtedness, as of December 31, 2022.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. Inflation as measured by the national broad consumer price index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, was 4.5%, 10.1% and 5.8% in 2020, 2021 and 2022, respectively, and 23.1%, 23.1% and 17.8%, respectively, as measured by the general market price index (Índice Geral de Preços do Mercado), or IGP-M.

The base interest rate for the Brazilian banking system is the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia) rate, or SELIC rate. The SELIC rate was repeatedly lowered from the October 2016 rate of 14.25% to 2.00% in August 2020 and has since steadily increased. As of December 31, 2020, 2021 and 2022, the SELIC rate was 2.0%, 9.25% and 13.75%, respectively. As of the date of this annual report, the SELIC rate remains 13.75%.

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

Further, crises in world financial markets, such as in 2020 and the banking crisis in early 2023, as well as global economic challenges that persist as of the date of this annual report, could affect investors’ views of securities issued by companies that operate in emerging markets. These developments could adversely affect the trading price of our common shares and the ADSs, and could also make it more difficult for us to access the capital markets and finance our operations on acceptable terms, or at all.

Developments since early 2022 relating to Russia’s conflict with Ukraine and the developments in early 2023 relating to global financial institutions have generated uncertainty in global markets, and U.S. and European stock markets have seen increased price volatility. We cannot predict how these developments will evolve and whether or to what extent they may affect Brazilian capital markets and, consequently, us.

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

Our iron ore prices are based on a variety of pricing terms, which generally use market price indices as a basis for determining customer prices. Our prices for and revenues from iron ore are consequently volatile, which may adversely affect us. In the first quarter of 2023, average iron ore prices decreased 11.4% to US$125.5/dmt, from US$141.6/dmt in the same period of 2022. In 2022, average iron ore prices decreased 24.6% to US$120.2/dmt, from US$159.5/dmt in 2021, in each case according to the average Platts iron ore index (62% Fe CFR China). A decrease in market prices for iron ore may require us to change the way we operate or, depending on the magnitude of price decreases, even to suspend certain of our projects and operations and impair certain assets, which could adversely affect us.

Adverse economic conditions in China and an increase in global iron ore production capacity could materially and adversely affect us.

China has been the main driver of global demand for minerals and metals over the past years, effectively driving global prices for iron ore and steel. In 2022, China accounted for 73% of the global seaborne iron ore trade and 77% of our iron ore export sales were to the Asian market, mainly China. China is also the largest steel producer in the world, accounting for approximately 53% of the global steel production in 2022.

A contraction of China’s economic growth could result in lower global demand for iron ore and steel and increase the global steel industry’s over-capacity, which would materially and adversely affect companies in the industry, including us. Poor performance in the Chinese real estate sector and low investments in infrastructure, two of the largest markets for carbon steel in China, could also adversely affect us. As a result of fiscal and monetary stimuli to counter the effects of the COVID-19 pandemic, China’s economic growth accelerated and its GDP increased 3.0% in 2022, as compared to 8.1% in 2021 and 2.3% in 2020. In December 2022, China began lifting its zero-COVID restrictions, which we expect to have a favorable impact on demand for, and consequently prices of, iron ore in 2023. However, we cannot assure that the Chinese government will not reimplement restrictions, which could materially and adversely affect market dynamics for our products and, consequently, us. In addition, developments relating to China’s real estate market have affected and could further affect us.

In addition, the ramp-up of projects started in past years by major iron ore suppliers could affect seaborne iron ore prices and adversely affect us. Moreover, the recent upsurge in iron ore prices could also stimulate high-cost producers to resume operations, expanding our supply base, which may adversely affect us.

We are exposed to substantial changes in commodities prices, including oil prices, which significantly affect the prices of our inputs and the prices of our products, and may adversely affect us.

We are subject to volatility in international commodities prices. This volatility affects the prices of certain of our inputs, such as oil, and may therefore adversely affect our results of operations. In 2022, oil prices increased steeply, largely due to recent global developments relating to Russia’s conflict with Ukraine. Because Russia is one of the world’s largest oil exporters, we expect global developments relating to Russia’s invasion of Ukraine, and resulting export restrictions, to result in a consistently decreased global supply and, consequently, higher fuel prices. International commodity price volatility may also affect the prices of our products, thereby having an impact on our pricing strategy, demand for our products and our results of operations.

We may not be able to adjust our mining production volume in a timely or cost-efficient manner in response to changes in demand.

Revenues from our mining business represented 42.1%, 37.7% and 28.2% of our total net revenues in 2020, 2021 and 2022, respectively. Operating at significant idle capacity during periods of weak demand may expose us to higher unit production costs since a significant portion of our cost structure is fixed in the short term due to the high capital intensity of mining operations. In addition, efforts to reduce costs during periods of weak demand could be limited by labor regulations or labor or government agreements.

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

In 2022, raw material costs accounted for 70.0% of our total steel production costs. Our main raw materials include iron ore, coal, coke, limestone, dolomite, manganese, zinc, tin and aluminum. We depend on third parties for some of our raw material requirements, including importing all of the coal required to produce coke. In addition, we require significant amounts of energy, in the form of natural gas and electrical energy, to power our plants and equipment.

Any prolonged interruption in the supply of raw materials, natural gas or electrical energy, or substantial increases in their prices, could materially and adversely affect us. Interruptions and price increases could result from changes in laws or trade regulations, the availability and cost of transportation, suppliers’ allocations to other purchasers, interruptions in production by suppliers and/or accidents or similar events on suppliers’ premises or along the supply chain. Any inability to pass these cost increases onto our customers or to meet our customer demand because of scarcity of our key raw materials could also have a material and adverse effect on us.

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

In response to increased production and steel exports from many countries, anti-dumping and countervailing duty and safeguard measures have been imposed by foreign governments representing the main markets for our exports. In 2021, the International Trade Commission, or ITC, initiated its five-year “sunset review” of the anti-dumping and countervailing duty orders for both hot-rolled and cold-rolled products. As a result of these reviews, the orders for both products were revoked in 2022. Additionally, in 2021, the European Commission initiated an anti-dumping investigation of electrolytic chromium coated steel (tin-free steel) products imported from Brazil and China. This investigation resulted in anti-dumping duties on the exports of tin-free steel from Brazil into the European Union. In 2022, the European Commission initiated its five-year “sunset review” of the anti-dumping duties on hot-rolled steel, which results are expected in the last quarter of 2023.

Since 2018, Brazil has been party to an agreement with the United States that established quotas for semi-finished steel products and quotas for finished steel products based on average exports. Any suspension or termination of this agreement may materially and adversely affect us. In 2021, the European Commission extended safeguard measures on imports of hot-rolled, cold-rolled, and tin mill products and maintained quotas for the next three years. In December 2022, the European Commission initiated a review process to determine whether such measures should be terminated one year earlier than planned.

For more information on protectionist measures, see “Item 4. Information on the Company––4B. Business Overview—Regulatory Matters—Protectionist Measures.” The imposition of these and other protectionist measures by foreign countries may materially and adversely affect our export sales.

Measures adopted by, or conflicts between, foreign governments could adversely affect us.

Recent global developments relating to Russia’s conflict with Ukraine have generated significant uncertainty in global commodities and financial markets, and the global steel market, among others, has shown indications of instability. Misalignment between supply and demand in the international steel market may adversely affect our pricing strategy, undermine our investment strategy and adversely affect us. Misalignment could result from, among other things, international embargoes between governments or suspended international steel production due to significant increases in the prices of raw materials or, in the case of certain companies, proximity to conflict zones.

Our activities depend on authorizations, concessions, licenses and permits, and changes in applicable laws, regulations or government measures could adversely affect us.

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

Authorizations, concessions, licenses or permits required for the development of our activities may require that we meet certain performance thresholds or completion milestones. In case we are unable to meet these thresholds or milestones, we may lose or not be able to obtain or renew such authorizations, concessions, licenses or permits, or we may not be able to do so under the terms of new concession laws, claims for amicable contractual termination and subsequent re-bidding for concessions. We also cannot guarantee that we, our subsidiaries or our joint ventures that hold concessions will timely comply with our or their obligations under any relevant concession agreement or under conduct adjustment agreements (Termos de Ajustamento de Conduta), or TACs, entered into with governmental agencies. In addition, we are subject to supervision and penalties from governmental entities, including the Brazilian court of audit (Tribunal de Contas da União), or TCU, and regulatory agencies. A material breach of those obligations may result in the loss or early termination of concessions, authorizations, permits and/or licenses, the restriction of access to public financing for the concession or the amortization of public financing before a project begins to operate, or the acceleration of an event of default under our indebtedness. Additionally, we would be subject to penalties, including fines or the closure of facilities. In case of a takeover or concession agreement termination due to government default, if we are entitled to any indemnification from granting authorities for our investments, this indemnification may be insufficient to cover our costs, expenses or losses and may be paid long after the events affecting our concessions, licenses or permits occur, if at all.

In addition, changes in applicable laws or regulations could require modifications to our technologies and operations and unexpected capital expenditures. Capital expenditures that we have already made may not generate the returns we expected, if any.

After accidents involving the breaking of upstream mining dams operated by other mining companies in the cities of Mariana and Brumadinho in the state of Minas Gerais, the Brazilian National Mining Agency (Agência Nacional de Mineração), or the ANM, which is the regulatory agency under the Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia), or the MME, of the Brazilian government, and Brazilian environmental regulatory authorities have applied more stringent environmental licensing requirements for mining project operations, specifically for dams.

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

Further, new or more stringent environmental licensing requirements for our project operations, specifically for our dams, could be imposed on us. For additional information on mining regulations in Brazil, see “Item 4. Information on the Company—4B. Business Overview—Regulatory Matters—Mining Regulation.”

We have a high level of indebtedness that could make it more difficult or expensive to refinance our maturing debt and/or incur new debt.

As of December 31, 2022, our total debt outstanding was R$41,441 million, comprising R$5,270 million of short-term debt and R$36,171 million of long-term debt. We had R$11,991 million in cash and cash equivalents as of December 31, 2022. Our planned investments across our business segments will require a significant amount of cash over the course of 2023 and following years. See “Item 4. Information on the Company—4B. Business Overview—Investments and Divestitures—Acquisition Activity.”

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

Our ability to refinance our indebtedness maturing in 2023 and 2024 is subject to market conditions and creditor approvals. In the event conditions are not favorable or approvals are not obtained, we will be required to make significant payments in the next 24 months under our financings, which would adversely affect our financial and cash position and may result in downgrades in our credit ratings.

We cannot assure you that our credit ratings will not be lowered, suspended or withdrawn by the rating agencies.

Our credit ratings are limited in scope, and do not address all material risks relating to an investment in our common shares or the ADSs, but rather reflect only the views of the rating agencies at the time the ratings are issued. These ratings may affect the cost and other terms upon which we are able to obtain funding and are subject to change due to factors specific to us, trends in the industries we operate in or trends in the credit and capital markets generally. As of the date of this annual report, our Fitch, Moody’s and S&P credit ratings are BB with a positive outlook, Ba2 with a stable outlook and BB with a positive outlook, respectively.

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

In addition, our operations involve the use, handling, storage, and discharge and disposal into the environment of hazardous substances. Our mining, steel and cement businesses are generally subject to significant risks and hazards, including fire, explosions, toxic gas leaks, spilling of polluting substances or other hazardous materials, rockfall incidents in mining operations and incidents involving mobile equipment or machinery and accidents involving our dams. Such events could occur by accident or by breach of operating and maintenance standards, and could result in a significant environmental impact, damage to or destruction of our mineral properties and/or production facilities, personal injury or death, delays or suspensions in production, monetary losses and exposure to civil responsibilities, administrative penalties, criminal sanctions and closure orders for non-compliance with these regulations. Our health, safety and environmental standards and risk management programs and procedures may be insufficient to prevent incidents or accidents that could adversely affect us.

Failures in or interruptions to our telecommunications, information technology systems or automated machinery could adversely affect us.

Our operations are heavily reliant on telecommunications, information technology systems and automated machinery. Disruptions to these systems, caused by obsolescence, technical failures or intentional acts, may adversely affect us. In addition, any failure in our systems related to confidential information, caused by external cyberattacks or internal actions, including negligence or misconduct of our employees, could adversely affect our reputation and our interactions with customers, competitors and other third parties, including governmental and regulatory bodies, suppliers and others, and may, among other things, expose us to fines and litigation.

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

We are investing to further increase our steel, mining and cement production capacity and/or efficiency, as well as our logistics capabilities. The success of these projects is subject to a number of risks that, if materialized, may adversely affect our growth prospects and profitability, including, among others:

•	delays, availability issues or higher than expected costs in obtaining the necessary equipment, services and materials to build and operate a project;
•	lack of infrastructure, including waste disposal areas and reliable power and water supply;
•	environmental remediation costs;
•	delays or higher than expected costs in obtaining or renewing required authorizations, concessions, licenses or permits and/or regulatory approvals, including related to environmental matters, to build or continue a project;
•	changes in market conditions, laws or regulations that may result in material additional costs, which may render a project less profitable than expected or economically or otherwise unfeasible;
•	service providers’ inability to comply with certain legal duties under Brazilian law, including tax, labor and social security, for which we may become liable;
•	breach by suppliers, contractors and service providers of their obligations with us; and
•	disruptions in our logistics chain caused by third parties, contractual breaches, general operational or geotechnical issues.

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

Brazilian pollution standards are subject to change, including new effluent and air emission standards, water management and solid waste-handling regulations, wildlife maintenance regulations, restrictions on business expansions, native forest preservation requirements and the obligation to support the creation of an integral protection conservation unit, as privately owned conservation areas (Reserva Particular do Patrimônio Natural), or national parks, or areas of relevant ecological interest (Área de Relevante Interesse Ecológico – ARIE) as environmental compensation for industrial and mining expansion projects. The Brazilian government has adopted a decree under the national policy for climate change (Política Nacional de Mudanças Climáticas) that contemplates a reduction in carbon emissions for the mining, steel and cement industries and an action plan is under development by a technical committee comprising representatives from the government, industry associations and academia.

Our operations involve the use of natural resources, and are subject to significant risks and hazards, including fire, explosion, toxic gas leaks, spilling of polluting substances or other hazardous materials, rockfalls, incidents involving dams, failure of operational structures and incidents involving mobile equipment, vehicles or machinery. These could occur by accident or by breach of operating and maintenance standards, and could result in significant environmental and social impacts, damage to or destruction of mineral properties or production facilities, personal injury, illness or death of employees, contractors or community members close to operations, environmental damage, delays in production, monetary losses and possible legal liability. Additionally, in remote localities, our employees may be exposed to tropical and contagious diseases that may affect their health and safety. Notwithstanding our standards, policies and controls, our operations remain subject to incidents or accidents that could adversely affect us and our stakeholders.

New or more stringent environmental, health and safety standards imposed on us could require increased capital expenditures, additional legal preservation areas within our properties or modifications to our operating practices or projects. For further information on environmental regulations and claims, see “Item 4. Information on the Company—4B. Business Overview—Regulatory Matters––Environmental Regulation.”

The amount and timing of expenditures related to environmental, health and safety matters may vary substantially from those currently anticipated. These additional costs may have a negative impact on the profitability of the projects we intend to implement or may make such projects economically unfeasible. Waste disposal, including our slag piles, and emission practices may result in the need for us to clean up or retrofit our facilities or our disposal locations at substantial costs and/or could result in substantial civil, criminal and administrative liability, including, among other things, liability pursuant to public civil actions. Environmental legislation in foreign markets to which we export our products may also materially and adversely affect our export sales and us.

In addition, we may enter into TACs with Brazilian regulatory agencies that require us to minimize or eliminate the risk of environmental impacts in the areas where we operate. If we are unable to comply with a TAC or to remediate non-compliance in a timely manner, we may be exposed to penalties, such as fines, new environmental offsets, delays in obtaining environmental or other operating licenses, revocation of permits or closure of facilities.

Finally, new or more stringent regulatory frameworks may be imposed and may affect our mining operations, including requests for environmental recovery of areas and investments for the granting of mining concessions. Any failure to comply with these or other laws, resolutions and standards may expose us to civil, criminal and administrative liability.

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

Our internal controls over financial reporting may not prevent or detect misstatements in a timely manner due to inherent limitations, including human error, circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including implementing new or improved required controls, we could fail to meet our financial reporting obligations, which could trigger a default under certain of our agreements. In this regard, and in connection with management’s evaluation of the effectiveness of our internal control over financial reporting, we concluded that, as of December 31, 2022, our internal control over financial reporting is effective.

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

In addition, reserves are gradually depleted in the ordinary course of our exploration activities. As mining progresses, distances to the primary crusher and to waste deposits become longer and pits become steeper. Also, for some types of reserves, mineralization grade decreases and hardness increases at increased depths. As a result, over time we may experience rising unit extraction costs with respect to each mine, or we may need to make additional investments, including adaptation or construction of processing plants and expansion of our dry tailings processes. Our exploration programs may also fail to result in the expansion or replacement of reserves depleted by current production. If we do not enhance existing reserves or develop new operations, we may not be able to sustain our current level of production beyond the remaining lives of our existing mines. See “Item 4. Information on the Company—4B. Business Overview—Description of our Operating Segments—Our Mining Segment.”

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

CSN Mineração has planned investments for the expansion of its iron ore processing capacity from 34 million tons per year in 2022 to up to 108 million tons per year by 2033. These numbers represent expected production capacity of CSN Mineração’s facilities following the implementation in full of its current business plan – not its production volume. We can provide no assurances that CSN Mineração’s production volume will effectively reach 108 million tons per year by 2033.

If CSN Mineração is unable to transform its iron ore processing capacity into effective iron ore production, it may not obtain the expected return on investments made, which may adversely affect us.

Natural and other disasters, or extreme weather conditions, could disrupt our operations.

Our mining and logistics operations are exposed to natural and other disasters, or extreme weather conditions, including as a result of climate change developments such as heavy rainfall or flooding, and these could reduce the available supply of our raw materials and increase our raw materials costs, as well as delay and otherwise disrupt our operations, including relating to logistics. In early 2022, due to heavy rainfall in the Southeast region of Brazil, we temporarily suspended mining operations at Casa de Pedra, processing operations at our Pires plant and port operations at TECAR. We partially and gradually re-initiated these operations after a couple of weeks once climate conditions improved and we were able to ensure operational safety. We conducted extraordinary maintenance and reinforced certain of our structures in order to fix damage caused and to prevent future damage from heavy rainfall. We cannot foresee extraordinary climate conditions, including as a result of climate change developments (the physical risks of climate change to which we are subject), or all regulatory changes in response to climate change (the transition risks of climate change to which we are subject), as well as their full potential impact on our operations.

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

The effect of any discontinuation or replacement of LIBOR may adversely affect us.

The U.K. Financial Conduct Authority announced in July 2017 that it would no longer compel banks to submit rates for the calculation of the London interbank offered rate, or LIBOR, after 2021. To mitigate any possible impact, various regulators have proposed alternative reference rates. As of December 31, 2022, we had R$7,046 million of LIBOR-indexed financings maturing beginning in 2023. We cannot predict the effect of any discontinuation or replacement of LIBOR at this time and, consequently, we cannot assure you that these changes will not have an adverse effect on us.

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

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our common shares underlying the ADSs in Brazil, which allows the custodian to convert dividends and other distributions with respect to our common shares into non-Brazilian currency and remit the proceeds abroad. Pursuant to Resolution No. 4,373, dated September 29, 2014, of the Brazilian National Monetary Council (Conselho Monetário Nacional), or the CMN, in order for an investor to surrender ADSs for the purpose of withdrawing the common shares represented thereby and be entitled to trade the underlying common shares directly on the B3 S.A. – Brasil, Bolsa, Balcão, or the B3, the investor is required to appoint a Brazilian financial institution duly authorized by the Central Bank and the CVM to act as its legal representative, who is responsible, among other things, for keeping and updating the investors’ certificates of registration with the Central Bank. If you surrender ADSs and withdraw common shares, you may be subject to a less favorable tax treatment on gains with respect to these investments. Moreover, if your representative fails to obtain or update the relevant certificates of registration, you may incur additional expenses or be subject to operational delays which could affect your ability to receive dividends or distributions relating to our common shares or the return of your capital in a timely manner. The custodian’s certificate of registration or any foreign capital registration directly obtained by you may be affected by future legislative or regulatory changes, and we cannot assure you that additional restrictions applicable to you, the disposition of the underlying common shares or the repatriation of the proceeds from the process will not be imposed in the future. For a more complete description of Brazilian tax regulations, including any potential risks regarding the possibility that the sale or disposition of ADSs by a Non-Brazilian Holder may be subject to capital gains tax in Brazil, see “Item 10. Additional Information—10E. Taxation—Brazilian Tax Considerations.”

Holders of ADSs may not be able to exercise their voting rights.

Holders of ADSs may only exercise their voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. Upon receipt of the voting instructions of the ADS holder, the depositary will vote the underlying common shares in accordance with such instructions. If we ask for voting instructions, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver the notice of the upcoming vote. We cannot assure that ADS holders will receive the notice in time to ensure that they can instruct the depositary to vote. In addition, the depositary and its agents are not liable for failing to carry out voting instructions or for the manner in which they do so.

As determined by Brazilian Corporate Law, the first notice of a shareholders’ meeting must be given at least 21 days prior to holding the meeting. However, CVM rules require that companies whose shares are also represented by ADSs must convene a shareholders’ meeting no later than 30 days in advance. When a shareholders’ meeting is convened, holders of ADSs may not receive sufficient advance notice to surrender their ADSs in exchange for the underlying common shares in time to allow them to vote with respect to any specific matter. As a result, holders of ADSs may not be able to exercise their voting rights.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States and other developed countries, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States and other developed countries. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States and other developed countries. The ten largest companies in terms of market capitalization represented 46.1% of the aggregate market capitalization of the B3 as of December 31, 2022. Although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at the price and time you wish may be substantially limited.

Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares.

We may not be able to offer our common shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our common shares in connection with any future issuance of our common shares unless a registration statement under the Securities Act is effective with respect to such common shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our common shares or to undertake steps that may be needed to find available exemptions from registration, and we cannot assure you that we will file any such registration statement or take any such steps. If such a registration statement is not filed and an exemption from registration is not available the depositary of the ADSs may attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights. Moreover, U.S. holders of ADSs representing our common shares, pursuant to the deposit agreement, are deemed to recognize that all preemptive and similar rights with respect to the ADSs have been validly waived. For a more complete description of preemptive rights, see “Item 10. Additional Information—10B. Memorandum and Articles of Association—Description of Capital Stock––Preemptive Rights.”

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

The trading price of the ADSs decreased in 2022 and, as of December 31, 2022, presented a variation of (35.0)%, as compared to their trading price as of December 31, 2021.

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

In 2007, we started to sell iron ore in the seaborne market. Today, we, through our subsidiary CSN Mineração, are an important exporter of iron ore, drawing from the high-quality iron ore reserves in the Casa de Pedra and Engenho mines, located in the state of Minas Gerais. CSN Mineração holds the concession to operate the Terminal de Carvão, or TECAR, a solid bulks terminal located in Itaguaí Port in the state of Rio de Janeiro, through which we export iron ore, coal and coke.

In 2009, we entered the cement market with our first grinding mill, in the Presidente Vargas Steelworks in Volta Redonda, in the state of Rio de Janeiro, taking advantage of the synergies of the cement business with our steel business.

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

In 2021, we reached historically high net revenue and EBITDA and, in 2021 and 2022, we took advantage of the following acquisition opportunities: in our cement segment, Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda., which operate in the Northeast region of Brazil, and LafargeHolcim (Brasil) S.A., as a result of which we are, as of the date of this annual report, the second largest cement producer in Brazil, with a total installed capacity of 17 million tons per year; in our steel segment, Metalgráfica Iguaçu S.A., or Metalgráfica, which, operates in Ponta Grossa, in the state of Paraná, and Goiânia, in the state of Goiás, produces steel cans for the national and international market of metal food packaging, as a strategic step to expand the production capacity of our packaging division; and, in our energy segment, Santa Ana Energética S.A., Topázio Energética S.A. and Companhia Energética Chapecó, or CEC, each of which holds concessions for hydroelectric power plants, and Companhia Estadual de Geração de Energia Elétrica, or CEEE-G, which holds concessions for hydroelectric power plants and greenfield wind power plant projects. These acquisitions collectively provide us with enhanced energy independence in certain of our operations.

General

We are one of the largest fully integrated steel producers in Brazil and Latin America in terms of crude steel production. We operate throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products. We divide our business into five segments: steel, mining, cement, logistics and energy.

Steel

Our steel segment comprises a portfolio of diverse products and provides us an international footprint by means of our international subsidiaries and our exports from Brazil. In our flat steel segment, we are an almost fully integrated steelmaker. Our main industrial facility, Presidente Vargas Steelworks, produces a broad line of steel products, including slabs, hot- and cold-rolled, galvanized and tin mill products for the distribution, packaging, automotive, home appliance and construction industries.

Our production process is based on the integrated steelworks concept. Our current annual crude steel capacity and rolled product capacity at Presidente Vargas Steelworks is, in each case, 5.6 million tons.

We obtain all of our iron ore (except for pellets), limestone and dolomite requirements, and a portion of our tin requirements, from our own mines. Using imported coal, we produce approximately 55% of our coke requirements at current production levels in our own coke batteries at Volta Redonda. Imported coal is also pulverized and used directly in the pig iron production process. Zinc, manganese ore, aluminum and a portion of our tin requirements are purchased in local markets. Our steel production and distribution processes also require water, industrial gases, energy, rail and road transportation and port facilities.

In addition, we have an annual production capacity of approximately 330,000 tons of galvanized steel products, operated through our subsidiary Lusosider Aços Planos, S.A. in Portugal, and an annual production capacity of approximately 1.1 million tons of steel products operated through SWT in Germany.

We own and operate a plant in Volta Redonda for production of long steel products. The plant consists of an electric arc steelmaking furnace, continuous casting for billets and a hot rolling mill for round section long products – wire rod and rebar.

Mining Activities

We own a number of high quality iron ore mines, strategically located within Brazil’s “Iron Ore Quadrangle” (Quadrilátero Ferrífero) in the state of Minas Gerais, including the Casa de Pedra and Engenho mines, located in the city of Congonhas, pertaining to our subsidiary CSN Mineração, and the Fernandinho mines, located in the city of Itabirito, and the Cayman and Pedras Pretas mining rights, located in the city of Rio Acima and the city of Congonhas, respectively, pertaining to our wholly owned subsidiary Minérios Nacional S.A., or Minérios Nacional.

Our mining assets also include (i) the solid bulks cargo terminal TECAR, in the state of Rio de Janeiro, which pertains to CSN Mineração; (ii) the Bocaina mines, located in the city of Arcos, in the state of Minas Gerais, which produce dolomite and limestone; and (iii) Estanho de Rondônia S.A., or ERSA, located in the city of Ariquemes, in the state of Rondônia, which mines and casts tin.

We sold 26.9 million tons, 28.3 million tons and 29.2 million tons of iron ore to third parties in 2020, 2021 and 2022, respectively.

Cement

We entered the cement market in 2009 in order to take advantage of the synergy potential with our steelmaking business. Our cement operations use as inputs slag generated by our blast furnaces at Volta Redonda and limestone from our limestone reserves in our Bocaina mines, which is used to produce clinker. Slag and clinker are the main inputs in cement production.

In 2015, we inaugurated two grinding mills and, in 2016, we concluded construction of a new kiln line with a capacity of 6,500 tons per day, reaching an aggregate capacity of 4.7 million tons per year of cement production including our Volta Redonda and Arcos plants.

In August 2021, our cement subsidiary, CSN Cimentos, acquired Elizabeth Cimentos S.A., which operates in the Northeast region of Brazil. This acquisition increased our cement production capacity by 1.3 million tons, from 4.7 million tons to 6.0 million tons.

In September 2022, CSN Cimentos acquired the entirety of LafargeHolcim (Brasil) S.A., at a value of US$960.7 million. This acquisition added 11 million tons of cement per year to our production capacity, bringing our total production capacity to 17 million tons of cement per year, by means of plants strategically located in the Southeast, Northeast and Midwest regions of Brazil, as well as substantial high-quality limestone reserves.

We plan to further increase our market share in the cement segment in Brazil in order to diversify our product mix and markets, which will allow us to reduce our risk exposure.

Energy

Steelmaking requires significant amounts of electrical energy to power rolling mills, production lines, hot metal processing, coking plants, cryogenic plant and auxiliary units. In 2022, our Presidente Vargas Steelworks consumed approximately 2.86 million MWh of electrical energy.

Cement production also requires significant amounts of electrical energy and, as a result of the expansion of our cement operations over the last two years, the energy needs of our cement segment represent a larger share of our energy demand. Our acquiree, LafargeHolcim (Brasil) S.A., provides 3.4 MW of installed capacity annually from a hydroelectric power plant.

Mining operations require electrical energy principally for crushing and excavation. In 2022, our mining operations at Casa de Pedra consumed 285,000 MWh of electrical energy.

Our main source of electrical energy is our thermoelectric co-generation power plant at the Presidente Vargas Steelworks, which is fueled by gas from the steel production process, with 267 MW of installed capacity. In addition, as of the date of this annual report, we hold a 29.50% equity interest in the Itá hydroelectric facility in the state of Santa Catarina, through a 48.75% equity interest in ITASA and a 17.92% equity interest in the Igarapava hydroelectric facility. Through these equity interests, we have secured an average of 167 MWavg in annual power supply for our operations under power purchase agreements at a fixed price per MW hour, adjusted annually according to ITASA’s board decision and 24 MWavg at a cost price of the annual generation of Igarapava’s hydroelectric power plant. At the end of 2022, ITASA’s board of directors decided it would not implement any price adjustments for 2023.

For our energy needs that are not provided by our internal generation, we rely on fixed price long-term contracts with external generators. In 2022, we seized the following acquisition opportunities in Brazil in order to enhance the energy independence of our steelmaking, cement production and mining operations: Santa Ana Energética S.A., Brasil Central Energia Ltda. and CEC, which hold concessions for hydroelectric power plants, and CEEE-G, which holds concessions for hydroelectric power plants and greenfield wind power plant projects.

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

Recent Developments

Pre-Payment Export Financing Agreement

In March 2023, we signed a pre-payment export financing agreement, in the aggregate amount of US$1.4 billion for a term of twelve years. Up to US$980.0 million will be granted by Japan Bank for International Cooperation and up to US$420.0 million will be granted by a syndicate of banks. The agreement is part of our strategy to finance growth using financial instruments for long-term projects, including our project to build a new pellet feed plant in our Casa de Pedra mine. The consummation of this transaction is subject to the fulfillment of customary conditions precedent, including the signing of an offtake agreement with a Japanese customer for part of the volume contracted.

Other Information

Our legal and commercial name is Companhia Siderúrgica Nacional. We are organized under the laws of the Federative Republic of Brazil with head offices located at Av. Brigadeiro Faria Lima, 3400, 19th and 20th floors, Itaim Bibi, São Paulo, Brazil, CEP 04538-132, and our telephone number is +55 (11) 3049-7100. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10016. Our website is www.csn.com.br. The U.S. Securities and Exchange Commission, or the SEC, maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including our filings, at http://www.sec.gov.

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

Strong presence in domestic market and strategic international exposure for steel products. We have a strong presence in the Brazilian market for steel products, with a market share in 2022 of approximately 25% of the domestic flat steel market. In addition, through our international subsidiaries, we sell our flat steel products in the United States and in Europe, which aggregate sales accounted for approximately 13% of our total flat steel sales in 2022. In 2012, we acquired SWT, a long steel producer in Germany with annual production capacity of approximately 1.1 million tons of steel profiles, strengthening our steel products mix and geographical diversification. In 2022, SWT accounted for 76% of our total long steel sales, representing 718,643 tons.

Diverse product portfolio and product mix. We have a diversified flat steel product mix that includes hot-rolled, cold-rolled, galvanized and tin mill products, in order to meet a wide range of customer needs across all steel-consuming industries. We focus on selling high-margin products, including tin-coated, pre-painted, Galvalume® and galvanized products. Galvalume® is a is a registered trademark owned by BIEC International Inc. or its affiliates. Our galvanized products provide material for exposed auto parts, using hot-dip galvanized steel and laser-welded blanks. Our CSN Paraná branch provides us with additional capacity to produce high-quality galvanized, Galvalume® and pre-painted steel products for the construction and home appliance industries. In addition, our distribution subsidiary, Prada, provides a strong sales channel in the domestic market, enabling us to meet demand from smaller customers and to establish an important presence in this market.

Profitable mining business. We have invested significantly in our mining business, placing us in a prominent position among the world’s leading iron ore players. Further mining expansions will enable us to expand our product portfolio and total output, increasing our presence in seaborne markets.

We have high-quality iron ore reserves in Casa de Pedra, Engenho, Fernandinho and other mines, all located in the state of Minas Gerais. Our mining activities are an important contributor to our EBITDA. We sold 31.2 million tons of iron ore in 2020, 33.2 million tons in 2021 and 33.3 million tons in 2022. Our mining business also includes TECAR, a solid bulks terminal at Itaguaí Port in the state of Rio de Janeiro, with a capacity to handle (i) shipments of 45 million tons per year of iron ore and (ii) landings of 4.0 million tons per year and the Bocaina mine, located in the city of Arcos in the state of Minas Gerais, which produces dolomite and limestone, as well as our subsidiary ERSA, which mines and casts tin.

Second largest player in Brazilian cement market. Following our strategic acquisitions in the Brazilian cement market in 2021 and 2022, as part of which we now own Elizabeth Cimentos S.A. and LafargeHolcim (Brasil) S.A., we are the second largest player in the Brazilian cement market with an installed capacity of 17.0 million tons, seven integrated plants, six grinding and mixing plants and 15 distribution centers throughout Brazil, in each case as of December 31, 2022. Our cement segment further diversifies our business model and permits us to use by-products of our other operations as inputs in our cement production.

Energy generation. We generate power through our hydroelectric facilities of Itá and Igarapava, as well as our thermoelectric plant located inside Presidente Vargas Steelworks, which allow us to benefit from reduced energy tariffs. We sell excess energy we generate in the energy market on a spot basis. Our 267 MW thermoelectric cogeneration plant can provide Presidente Vargas Steelworks with approximately 20% of its energy needs for its steel mills, and uses as its primary fuel the waste gases generated by our coke ovens, blast furnaces and steel processing facilities. We hold a 29.50% equity interest in the Itá hydroelectric facility in the state of Santa Catarina, through a 48.75% equity interest in ITASA, and a 17.92% equity interest in the Igarapava hydroelectric facility. Through these equity interests, we have secured an average of 167 MWavg in annual power supply for our operations under power purchase agreements at a fixed price per MWh, adjusted annually according to ITASA’s board decision and 24 MWavg at a cost price of the annual generation of Igarapava’s hydroelectric power plant.

Thoroughly developed transport infrastructure. We have a thoroughly developed transport infrastructure, connecting our iron ore mines to our steel mills and to the port terminals we operate. Our Presidente Vargas Steelworks facility is located next to railway and port systems, which facilitates its supply of raw materials, product shipments and access to our main customers. Our steelworks are close to the main steel consumer centers in Brazil, with easy access to port facilities and railways. The concession for the main railway we use and operate is owned by MRS, in which we hold, directly and indirectly, as of December 31, 2022, a total of 37.27% (before non-controlling interest) ownership interest. The railway connects our Casa de Pedra mine to the Presidente Vargas Steelworks and to our terminals at Itaguaí Port, which handle our iron ore exports and most of our steel exports, as well as our imports of coal and metallurgical coke.

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

Steel

The strategy for our steel business comprises:

•	Focus on the domestic market, by increasing market share in the flat steel segment and long steel market;
•	Emphasis on high-margin coated steel products, such as galvanized, Galvalume®, pre-painted and tin plate;

•	Investments in technology startups and other disruptive companies through our subsidiary CSN Inova Ventures, in order to foster innovation and efficiency;
•	Geographical diversification through our flat and long steel facilities abroad and our focus on diversifying our exports through, among others, coated steels;
•	Constant pursuit of operational excellence by developing and implementing cost reduction projects, including energy efficiency, and process review programs, including internal logistics optimization, project development and implementation discipline;
•	Exploring marketing and commercial synergies through our flat steel distribution network and product portfolio to accelerate our entrance into the domestic long steel market; and
•	Increased customized services and distribution abilities through our expanding distribution network.

Mining

In order to strengthen our position in the iron ore market, we plan to invest in our mining assets, including through CSN Mineração, to generate low operational costs and long-term growth opportunities.

In the coming years, we expect to reach an annual shipment level of over 60 million tons per year of iron ore products, including third-party products, by increasing mine capacities, including Casa de Pedra, and developing export services for third-party producers. In the short-term, considering the 26.7% increase in iron ore prices in the first quarter of 2023 compared to the last quarter of 2022, our focus is to export high-quality iron ore at optimal margins without affecting the balance of supply and demand in the transoceanic market. To sustain this growth, we plan to increase TECAR’s capacity from 45 million tons per year in 2022 to 60 million tons per year in 2027. For more information on risks relating to iron ore price volatility, see “Item 3. Key Information––3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—We are exposed to substantial changes in the demand for steel and iron ore, which significantly affect the prices of our products and may adversely affect us.”

This expansion will be funded by CSN Mineração’s financings. For more information on CSN Mineração’s financings, see “Item 5. Operating and Financial Review and Prospects—5B. Liquidity and Capital Resources—Sources of Funds and Working Capital—Debt Maturity Profile” and future issuances of debentures or other debt instruments.

To maximize the profitability of our product portfolio, we are focused on increasing our output of high-quality pellet feed with Itabirite deposits and investing with strategic partners and customers in providing pellet feed to pellet producers.

Cement

We have invested heavily in our cement business and completed two important acquisitions in the last two years: Elizabeth Cimentos S.A. in 2021 and LafargeHolcim (Brasil) S.A. in 2022. These acquisitions allowed us to become the second largest player in the Brazilian cement market with an installed capacity of 17.0 million tons, seven integrated plants, six grinding and mixing plants and 15 distribution centers throughout Brazil, in each case as of December 31, 2022.

We intend to further consolidate the Brazilian cement market. Our cement business strategy looks to increased production and competitiveness, portfolio diversification and capillarity expansion by means of greenfield and brownfield projects, as well as possible acquisition opportunities. In addition, we expect favorable market perspectives in upcoming years due to a robust pipeline of infrastructure projects and higher industry utilization rates, each of which we expect will sustain cement consumption and favorable pricing in Brazil. The focus of our cement sales strategy is on the retail segment, which operates with a low level of inventory and for which our distribution centers provide a competitive advantage.

Energy

We intend to continue to take advantage of certain acquisition opportunities in our energy segment and to increase our generation of clean energy in order to support the operations and expansion of our other segments. The operations in our energy segment provide us with autonomy in meeting certain of our energy requirements and reduce our exposure to fluctuations in energy prices in the spot market.

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

In addition to our bulk terminal TECAR, our TECON container terminal has a capacity of 660,000 twenty-foot equivalent units, or TEUs, per year.

In terms of railways, we are developing the TLSA project, which focuses on iron ore, agricultural commodities, gypsum and fuel. We also plan to invest in increased efficiency and capacity in the South of Brazil through our participation in MRS. Because MRS will primarily use its own operating income and other funding strategies to invest in its expansion projects, these investments will not require material capital expenditures by us.

Investments and Divestitures

In addition to our planned investments and capital expenditures, we continue to evaluate acquisition opportunities, as well as joint ventures and brownfield or greenfield projects, to improve our steel, mining and cement cost competitiveness and production, along with our energy generation, logistics capabilities and infrastructure.

We also continue to evaluate business opportunities in order to improve our liquidity position in the short- to medium-term, including in the form of streaming transactions related to our iron ore business and the sale of our investment in Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas.

Acquisition Activity

Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda.

In August 2021, our cement subsidiary, CSN Cimentos, acquired Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda., which operate in the Northeast region of Brazil. These acquisitions increased our cement production capacity by 1.3 million tons, from 4.7 million tons to 6.0 million tons.LafargeHolcim (Brasil) S.A.

LafargeHolcim (Brasil) S.A.

In September 2022, CSN Cimentos acquired the entirety of LafargeHolcim (Brasil) S.A., at a value of US$ 960.7 million. This acquisition added 11 million tons of cement per year to our production capacity, bringing our total production capacity to 17 million tons of cement per year, by means of plants strategically located in the Southeast, Northeast and Midwest regions of Brazil, as well as substantial high-quality limestone reserves.

Metalgráfica Iguaçu S.A.

In September 2022, our subsidiary Companhia Metalúrgica Prada acquired Metalgráfica, which, operating in Ponta Grossa, in the state of Paraná, and in Goiânia, in the state of Goiás, produces steel cans for the national and international market of metal food packaging. This acquisition improved the competitiveness, and represents a strategic step in expanding the capacity, of our packaging division.

Santa Ana Energética S.A. and Topázio Energética S.A.

In June 2022, CSN Cimentos and our energy subsidiary, CSN Energia S.A., or CSN Energia, acquired Santa Ana Energética S.A., which holds the concession for the hydroelectric power plant of Santa Ana, and Topázio Energética S.A., which holds, through its subsidiary Brasil Central Energia Ltda., the concession for the hydroelectric power plant of Sacre II.

Companhia Estadual de Geração de Energia Elétrica – CEEE-G

In 2022, our subsidiary Companhia Florestal do Brasil, or CFB, acquired CEEE-G, which holds concessions for hydroelectric power plants and greenfield wind power plant projects, for a total price of R$1,295.0 million. The purpose of this acquisition is to support and strengthen our business expansion strategy, through investments in renewable energy, as we seek self-sufficiency for greater competitiveness of our business.

Companhia Energética Chapecó – CEC

In July 2022, CSN Mineração acquired CEC, which holds the concession for a hydroelectric power plant that has an installed capacity of 120 MW.

The energy generated by the acquisitions in our energy segment support our cement and mining operations and will permits us to reduce the volume contracted pursuant to our largest external energy contract from 150 MWavg to 50 MWavg per year and, consequently, to reduce the costs of our energy consumption.

For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—We may not be able to consummate proposed acquisitions or integrate acquired businesses successfully.”

Joint Ventures, Strategic Alliances and Consortia

We currently operate parts of our business through joint ventures, strategic alliances and consortia with other companies. We have, among others: (i) a strategic alliance with an Asian consortium at our controlled investee CSN Mineração to mine iron ore; (ii) a concession jointly held with other Brazilian steel and mining companies at MRS Logística S.A., or MRS, to explore railway transportation in the Southeastern region of Brazil; (iii) a concession jointly held with certain Brazilian governmental entities at Transnordestina Logística S.A., or TLSA, to explore railway transportation in the Northeastern region of Brazil; (iv) a joint venture with Engie Brasil Energia S.A., or Engie Brasil, and Companhia de Cimento Itambé, or Itambé, at Itá Energética S.A., or ITASA, to produce electrical energy; and (v) an energy consortium with Aliança, L.D.R.S.P.E. Geracão de Energia e Participações Ltda. and AngloGold.

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

We produce Galvanew in addition to standard galvanized products. Galvanew is produced by an additional annealing cycle just after the zinc hot-dip coating process. This annealing process causes iron to diffuse from the base steel into the zinc coating. The resulting iron-zinc alloy coating allows better welding and paint performance. The combination of these qualities makes our Galvanew product particularly well suited for manufacturing automobile and home appliance parts, including high gloss exposed parts.

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

Quality Management System

We maintain a quality management system that is certified to comply with the International Standardization Organization, or ISO, 9001:2015 standard and the automotive industry’s International Automotive Task Force, or IATF, standard 16949:2016. ISO 9001:2015 is for the design and manufacture of slabs, blooms, billets, hot-rolled flat, pickled and oiled, cold-rolled and galvanized steel, tin mill products and long steel products; and IATF 16949:2016, third edition, is for the manufacture of hot-rolled flat, pickled and oiled steel products, cold-rolled and galvanized steel products. We maintain product certifications for hot-rolled steel in accordance with European Standards EN10025 and regulation (EU) no. 305/2011, CE Mark, and for the supply of steel wires and bars intended for reinforcing of concrete structures in accordance with applicable Brazilian regulations. In addition, as a manufacturer and supplier of products for the food packaging industry, we hold the food safety management system certification, or FSSC 22000, recognized by the Global Food Safety Initiative, most recently audited in December 2022.

Production Output

The following table sets forth the aggregate annual production of crude steel in Brazil and by us, and the percentage of Brazilian production attributable to us for the periods indicated:

	Brazil	CSN	CSN as % of Brazil
2022	33.9	3.6	11.2%
2021	36.0	4.0	11.1%
2020	30.9	3.5	11.3%

_____________

Source: Brazilian Steel Institute (Instituto Aço Brasil), or IABr.

The following table sets forth selected operating statistics for the periods indicated:

	2020	2021	2022
	(in millions of tons)
Production of:
Molten steel	3.6	4.2	3.7
Crude steel	3.5	4.0	3.6
Hot-rolled coils and sheets	3.5	4.0	3.6
Cold-rolled coils and sheets	2.4	2.5	2.2
Galvanized products	1.5	1.5	1.4
Tin mill products	0.4	0.4	0.4

Raw Materials and Suppliers

The main raw materials we use in our integrated steel mill include iron ore, coke, coal (from which we make coke), limestone, dolomite, aluminum, tin and zinc. In addition, our production operations consume water, gases, energy and ancillary materials.

Iron Ore

We are able to obtain the majority of our iron ore requirements from our Casa de Pedra and Engenho mines located in the state of Minas Gerais. The only iron ore product that we buy from third parties is pellet. For more information, see “—Our Mining Segment.”

Coal

In 2022, our metallurgical coal consumption was 1.37 million tons. Metallurgical coal includes coking coal and PCI coal, which is a lower grade coal injected into blast furnaces, in pulverized form, to reduce coke consumption. The PCI system reduces our need for imported coke, thereby reducing production costs. Our total PCI coal consumption in 2022 was 0.50 million tons, all of which was imported. The sources of the hard coking coal consumed in our plants in 2022 were as follows: United States (59.4%) and Australia (40.6%); and for PCI: Russia (83.9%), China (15.2%) and Colombia (0.9%).

Coke

In 2022, in addition to approximately 0.64 million tons of coke we produced, we also consumed 1.23 million tons of coke purchased from third parties in China, Japan, India, United States, Australia and Colombia, which represented a decrease of 11.9% compared to our consumption in 2021.

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

Aluminum, Zinc and Tin

Aluminum is mostly used for steelmaking. Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate. We typically purchase aluminum and tin from third-party domestic suppliers and zinc from third-party domestic and international suppliers under annual contracts. We purchase part of our tin from our subsidiary ERSA. We maintain approximately 55, 23 and 25 days’ inventory of tin, aluminum and zinc, respectively, at the Presidente Vargas Steelworks.

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

In 2022, we used 568,661 tons of oxygen in the Presidente Vargas Steelworks site.

Water

We require large quantities of water in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool, carry waste, help produce and distribute heat and power and dilute liquids. Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda. 94.4% of the water used in the steelmaking process is recirculated and the balance, after careful processing, is returned to the Paraíba do Sul River. Since March 2003, the Brazilian government has imposed an annual tax of R$3.1 million for our use of water from the Paraíba do Sul River.

Natural Gas

The market for natural gas is strongly correlated with the energy market and we consume both natural gas and electrical energy, mainly in our hot strip mill. Naturgy (formerly Companhia Estadual de Gás do Rio de Janeiro S.A.) is our primary natural gas supplier. To secure natural gas supply, we maintain a “take-or-pay” agreement with Naturgy, pursuant to which we committed to acquire at least 70% of the gas volume it provides. If we do not acquire this minimum volume, we may compensate the difference in amount paid in future years up to one year after the contract’s termination. In 2022, the Presidente Vargas Steelworks consumed 422.8 million cubic meters of natural gas.

Diesel Oil

We maintain agreements with Companhia Brasileira de Petróleo Ipiranga, or Ipiranga, to receive diesel oil in order to supply our equipment in our mining plants in the state of Minas Gerais, which provide the iron ore, dolomite and limestone used in our steel plant in Volta Redonda.

In 2022, our diesel oil consumption was 73,942 kiloliters, used to produce 24.3 million tons of iron ore, for which we paid R$362.4 million. For more information, see “Item 3. Key Information––3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—We are exposed to substantial changes in commodities prices, including oil prices, which significantly affect the prices of our inputs and the prices of our products, and may adversely affect us.”

Suppliers

We acquire our inputs in Brazil and abroad. Aluminum, zinc, tin, spare parts, refractory bricks, lubricants, oxygen, nitrogen, hydrogen and argon are the main inputs we acquire in Brazil. Coal and coke are the only inputs we acquire abroad.

In 2020, 2021 and 2022, we consumed 75,971 tons, 207,344 tons and 190,256 tons, respectively, of third-party slabs.

Following are our main raw materials suppliers:

Main Suppliers	Raw Material
Ternium	Slabs
BHP, Kru Overseas, Warrior, Alpha Metallurgical, Suek AG, E-Commodities and German Creek	Coal
CI Milpa, Trafigura, Sinochem and Noble	Coke
TAG, Ibrame and IBM Metais	Aluminum
Zinco Ligas, Sorin and IBM Metais	Zinc
ERSA, Fabrica Auricchio and Mineração Taboca	Tin
Sotreq, Minas Máquina, Komatsu, Inova, WLM, Metso and Sany	Spare parts
RHI Magnesita, Vesuvius, IBAR, Togni S/A and Saint Gobain	Refractory bricks
Iconic, Quaker-Houghton and Daido	Lubricants
Vale, Vallourec and Samarco	Pellet
Ipiranga	Diesel oil

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

The annual production capacity of steel at the Presidente Vargas Steelworks is 5.4 million tons.

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

CSN Porto Real

Our CSN Porto Real branch produces and supplies plain regular galvanized, Galvanew and tailored blanks mainly for the automotive industry. The plant has an annual capacity of 350,000 tons of galvanized products, including Galvanew products, and 354,000 tons of tailored blanks, sheets and narrow strips, which can use cold-rolled or galvanized steel as a substrate.

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

Prada Distribuição, the distribution arm of Companhia Metalúrgica Prada, is one of the leaders in the Brazilian distribution market for steel products with 600,000 tons per year of installed processing capacity. Prada Distribuição has two steel service centers and three distribution centers strategically located in the Southeast region of Brazil. The service centers are located in the city of Mogi das Cruzes, in the state of São Paulo, and in the city of Valença, in the state of Rio de Janeiro. Its product mix also includes sheets, slit coils, sections, tubes and roofing in standard or customized format, according to customers’ specifications. Prada Distribuição processes the entire range of products produced by us and services 4,000 customers annually from the civil construction, automotive and home appliances sectors, among others.

For more information on Companhia Metalúrgica Prada’s operations, see “—Investments and Divestitures—Acquisition Activity—Metalgráfica Iguaçu S.A.”

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

	2020	2021	2022
Production of:
Beam blank (crude steel)	812	811	758
Long steel (finished products)	769	748	712

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

Raw Materials

The main raw material we use in our long steel production is scrap. In addition, we require electrical energy, natural and technical gases and ancillary materials like ferroalloys, lime, dolomite and foaming coal.

Scrap

Our scrap consumption in 2022 was 0.85 million tons, as compared to 0.92 million tons in 2021. Scrap accounted for approximately 67% and 72% of our production costs in 2022 and 2021, respectively. In 2022, scrap prices increased 13%, as compared to 2021, while production costs increased 23%, mainly due to increased energy costs. We are able to obtain approximately 70% of our scrap needs from within a 250 km vicinity of our production facilities.

Ferroalloys, Lime and Foaming Coal

Because we do not own any sources of ferroalloys, lime or foaming coal, we must buy these raw materials from third-party traders, most of which are located in Europe and source these raw materials from producers around the world.

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

Electrical Energy and Natural Gas

Steelmaking also requires significant amounts of electrical energy and natural gas, for which we have supply contracts. Under normal conditions, we consume approximately 422 GWh of electrical energy and 392 GWh of natural gas annually.

In 2022, SWT was able to meet its energy needs pursuant to contracts negotiated before the beginning of the conflict between Russia and Ukraine, which conflict resulted in steep price increases for natural gas in Europe throughout the year. In 2023, SWT will need to contract its energy supply in the spot market at significantly higher prices than those paid in 2022.

Suppliers

We acquire the inputs necessary for the production of our products globally. The following table sets forth our main raw materials suppliers:

Main Suppliers	Raw Material
Scholz, TSR	Scrap
RWE Supply & Trading GmbH	Electrical energy
GETEC Energie Gas GmbH	Natural gas
Refractories Site Service GmbH	Refractory
Graftec, W.A.S., SHOWA DENKO	Electrodes
Siemens, Schneider, Voith	Spare parts
Irle, Walzengießerei Coswig	Rolls

Volta Redonda Long Steel Mill

Our Volta Redonda plant for the production of long steel products comprises a 50-ton electric arc steelmaking furnace, 50-ton ladle furnace, continuous casting machine for billets and a hot rolling mill for wire rod and reinforcing bar. This plant is operational and its production increases annually, providing the Brazilian market with products for civil construction and high quality drawing and cold heading applications. In addition to our operational performance improvements, we are developing and negotiating certain equipment enhancements that we expect will provide for nominal capacity of 383 kt/year of billets and 450 kt/year of laminates.

Steelmaking Shop

Designed for an output of 200,000 tons per year, this unit mainly consists of one 50 ton UHP, AC electric arc furnace, one 50 ton ladle furnace, one continuous casting machine for billets with three strands, mobile equipment and cranes, power supply, distribution facilities and auxiliary equipment.

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

Production Output

The following table sets forth the production output of our Volta Redonda long steel mill:

	2020	2021	2022
	(in thousands of tons)
Billets (crude steel)	223	228	208
Long steel (finished products)	216	236	217

Raw Materials and Energy Suppliers

The main raw material we use in our long steel production in Volta Redonda is scrap, in addition to pig iron. We also use blooms, which we produce in our blast furnace. In addition, our production operations consume electrical energy, natural and technical gases and ancillary materials like ferroalloys, lime, dolomite and foaming coal. The supply sources for these materials are the same used for our flat steel operations. See “—Raw Materials and Suppliers.”

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

Casa de Pedra mine is a hematite-rich iron deposit of an early proterozoic banded iron formation in Brazil’s “Iron Ore Quadrangle,” which is located in the central part of the state of Minas Gerais in the Southeast region of Brazil and has been one of the most important iron producing regions in Brazil for the last 50 years. We incorporated the mine in 1941, but it has been operating since 1913.

Casa de Pedra mine supplies all of our iron ore needs, except pellets, and produces lump ore, sinter feed and pellet feed fines with high iron content. The following map illustrates the location of our Casa de Pedra mine:

Our mining rights for Casa de Pedra include the mine, a beneficiation plant, roads, a loading yard and a railway branch and are duly registered with the ANM. The ANM has also granted us easements in 19 mine areas located in the surrounding region of the Casa de Pedra mine.

Exploration undertaken at Casa de Pedra mine is subject to mining lease restrictions, which were reflected in our iron ore reserve calculations. Quality requirements (chemical and physical) are the key “modifying factors” in the definition of ore reserves at Casa de Pedra mine and were properly accounted for by us.

Mineral Resources

The mineral resource estimate performed by us is summarized in the table below as of November 1, 2017. In 2021, an independent check on our reported mineral resources was performed using data provided by us. The mineral resource statement was successfully calculated within 5% of stated quantity and quality.

As of November 1, 2017

Resource Classification	Tonnage	Fe	SiO2
Amount	(Mt)	(%)	(%)
Measured	1,123	41.97	36.63
Indicated	3,145	39.70	38.67
M+I	4,268	40.30	38.13
Inferred	1,734	37.56	39.82

Reasonable prospect of eventual economic extraction was verified by performing a pit optimization.

Mineral Reserves

The 2022 mineral reserves estimate for the Casa de Pedra mine was developed in accordance with the standards promulgated by the SEC. We provide below a summary of the procedures and methods applied to derive the mineral reserves. The work has been undertaken under the supervision of a “qualified person” as defined under the standards promulgated by the SEC.

To convert mineral resources to mineral reserves, it was necessary to forecast and estimate product price, metallurgical recovery, mining dilution and ore loss factors, royalties and costs associated with mining, processing, overhead and logistics. These parameters were used to derive economic cut-off grades and create a feasible pit design based on geotechnical assumptions, a production schedule and a financial model.

The estimates described below are consistent with the quality of information available at the time of preparation of the report, data supplied by outside sources, and the assumptions used.

The basis of the mine planning work was a mineral resource model estimated in compliance with the CRISCO standards. The mineral resources were internally developed by us and further audited by an external company in 2021. No critical issues were reported.

The detailed breakdown of the mineral reserve is presented in the following table. The reserve classification reflects the level of accuracy of the modifying factors of the reserve.

Mineral Reserve as of December 31, 2021

Mineral Reserve Category	Tonnage	Fe
	(Mt)	(%)
Proved	152.9	42.49
Probable	1,925.5	41.07
Total	2,078.4	41.17

_____________

Notes:	Tonnages are reported in wet basis.

Mineral Reserve is included in the mineral resource.

Mineral reserves are based on measured and indicated resources only. The estimate includes dilution and ore loss factors. Stockpiles within the current pit limits were considered waste as they are not classified as mineral resource.

To estimate the mineral reserves, a number of activities were completed including detailed design of pit and waste dumps, mine scheduling, fleet and workforce calculations, along with other key aspects of the mineral reserve, such as mineral processing, infrastructure, ESG considerations, risk analysis, cost estimates, economic evaluation and sensitivity analysis. All studies were developed at a level of accuracy in line with a mineral reserve estimate.

The base case for the mineral reserves considered the process of ore at the current processing plant at Casa de Pedra along with the greenfield project of P15 that is, as of the date of this annual report, under development and licensing procedures.

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

The materials will be mined in 10-m high benches which are considered an appropriate balance between productivity and selectivity.

Grade control will be performed via drilling, sampling and assaying potential ore material within the pit boundaries.

The mine will operate 365 days, 24 hours in 4 shifts. The base case for the Project is an owner’s operation.

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

Various test works were performed in a pilot facility to derive the mass yield function, i.e. Mass Recovery = 1.1786 * Fe%. Hematite, friable itabirites, compact itabirites and canga were considered amenable for processing.

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

Figure 2 – Plan View of the Pit Design

The Casa de Pedra Reserves reached 2.80 Bt in 2020. Considering the material mined out in 2021 (depletion) the total Reserves amounted to 2.77 Bt. In 2022, the mineral reserve was updated at 2.1 Bt in accordance to SEC rules. The variation is due to a number of factors, illustrated in the graph below, including: (i) In 2022, the estimation of pit boundaries were more constrained due to the exclusion of the ore within adjacent areas to the northeast area of the mine due to the proximity to mineral rights owned by third parties; and (ii) review of the pit design accordingly to the updated technical and economic parameters.

Figure 3 – Waterfall graph indicating the mineral reserve changes from 2021 to 2022

Engenho Mine

Engenho mine, which began operations in 1950, is an open cast mine located in the Southeast region of the “Iron Ore Quadrangle,” 60 km from the city of Belo Horizonte, in the state of Minas Gerais. Its ore is processed in the Pires processing plant and in our unit at Casa de Pedra.

Our mining operations at Casa de Pedra and Engenho mines use hydraulic scoops and wheeled loaders to extract iron ore that is then transported by a large fleet of trucks with an installed annual run of mine capacity of approximately 120 million tons. The iron ore is then processed in our treatment stations, which have an installed capacity of 33 million tons of production per year (covering production in the central plant and production in the dry plants). We use energy from 100% renewable sources, specifically hydroelectric sources.

Fernandinho Mine

Fernandinho mine is located in the city of Itabirito, in the Mideastern region of the state of Minas Gerais, approximately 40 km from the city of Belo Horizonte. Fernandinho mine is an open pit mine and is accessible from the cities of Belo Horizonte or Itabirito through mostly paved roads. Fernandinho mine began operations in 1950.

Limestone and Dolomite Mine

The extraction and preparation of our limestone and dolomite takes place at our Bocaina mining facility located in the city of Arcos, in the state of Minas Gerais. Our Bocaina mining facility is an open pit mine, which is accessible from the cities of Belo Horizonte, located approximately 230 km away, and Volta Redonda (where the Presidente Vargas Steelworks is situated), located approximately 460 km away, through paved roads.

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

Mineral Resources

The mineral resources of Bocaina quarry were estimated at the end of 2013 and subsequently revised and audited in 2020 by a qualified person following the standards set forth by the SEC’s Modernized Property Disclosure Requirements for Mining Registrants, as described in Subpart 229.1300 of Regulation S-K (Disclosure by Registrants Engaged in Mining Operations), or S-K 1300.

CSN Cimentos engaged Minerals and Strategy Ltda. to prepare an independent Technical Report Summary on the Mina Bocaina Operation in the municipality of Arcos, state of Minas Gerais. The purpose of the Technical Report Summary is to support the disclosure of mineral resource and mineral reserve estimates for the Arcos Operations as of December 31, 2020.

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

The qualified professionals who prepared this technical report understand that there are no risks related to mining, processing or environmental licensing that may materially affect the estimation of reserves. The main topics of the Technical Report Summary are presented here and the mineral reserves were updated with the consumption from December 31, 2021 to December 31, 2022.

The chart below shows an overview on our properties and annual production:

The table below shows a summary of mineral resources of Bocaina quarry as of December 31, 2021. There are no additional activities carried out from December 31, 2020 up to the date of the Technical Report Summary that modified the numbers of mineral resources.

	Quantity	CaO	MgO	SiO2	Al2O3	Fe2O3	LOI	FSC
	(Mt)	(%)	(%)	(%)	(%)	(%)	(%)
Measured
Dolomitic Flux	9.51	35.98	16.03	1.31	0.13	0.15	44.99
Calcitic Flux	28.88	53.63	0.95	1.42	0.29	0.14	42.56
Limestone for clinker	61.16	49.15	2.54	5.47	0.75	0.47	40.74	297
Indicated
Dolomitic Flux	3.63	39.33	14.01	1.07	0.15	0.15	44.76
Calcitic Flux	19.74	53.39	0.99	1.65	0.29	0.16	42.54
Limestone for clinker	42.04	49.35	2.03	6.15	0.82	0.55	40.22	266
Measured + Indicated
Dolomitic Flux	13.14	36.90	15.47	1.24	0.13	0.15	44.93
Calcitic Flux	48.62	53.54	0.96	1.51	0.29	0.15	42.55
Limestone for clinker	103.21	49.23	2.33	5.75	0.78	0.50	40.53	284
Inferred
Dolomitic Flux	2.53	44.86	8.64	0.66	0.19	0.12	44.17
Calcitic Flux	14.97	53.27	1.05	1.77	0.27	0.17	42.59
Limestone for clinker	58.57	45.65	2.50	11.61	1.28	0.96	37.37	132

_____________

Note: Mineral resources do not include mineral reserves.

Mineral Reserves

The mineral reserves estimated for the Bocaina quarry were developed in accordance with the SEC’s standards. This section provides a summary of the procedures and methods applied to drive the mineral reserves. The work has been undertaken under the supervision of a qualified person, as defined in the SEC’s guidelines.

To convert mineral resources into mineral reserves, the raw material needs for cement manufacturing were considered, with a focus on chemical quality and quantity required for the cement plant, as well as the needs of limestone and dolomite for the steelmaking plant. As all lithologies are usable for the manufacture of cement. The mining project was designed to maximize the recovery of lithologies, without interfering with environmental preservation areas or processing infrastructure areas and keeping strictly within the limits of CSN Cimentos’ properties.

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

	Tonnage	CaO	MgO	SiO2	Al2O3	Fe2O3	LOI	FSC
	(Mt)	(%)	(%)	(%)	(%)	(%)	(%)
Mineral Reserve Category
Proved
Dolomitic Flux	17.67	35.53	16.65	1.11	0.14	0.16	45.08
Calcitic Flux	56.45	53.37	0.90	1.70	0.32	0.17	42.64
Limestone for clinker	139.08	47.84	2.51	7.16	1.07	0.60	39.81	220
Probable
Dolomitic Flux	11.85	41.56	11.14	0.58	0.18	0.12	44.76
Calcitic Flux	6.42	53.07	0.92	1.44	0.27	0.13	42.96
Limestone for clinker	50.57	44.79	4.15	9.52	1.01	0.74	38.66	158
Total
Dolomitic Flux	29.52	37.80	14.58	0.91	0.16	0.14	44.96
Calcitic Flux	62.87	53.34	0.90	1.68	0.31	0.17	42.67
Limestone for clinker	189.65	47.06	2.93	7.76	1.06	0.64	39.51	201
Waste (CaO <33.1%)	64.99

_____________

Notes:	Mineral reserves are based on measured and indicated mineral resources only.
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

The Bocaina quarry is based on an open pit mining concept that uses conventional drilling, blasting, loading, and hauling techniques for all mining areas and rock types. The rocks are drilled with a 3” or 4” hydraulic drill and exploited using ANFO or explosives like emulsion. Loading is done by wheel loaders and hauling with trucks of 34 tons of capacity or off-road trucks with a capacity of 60 tons. Both feed the crushing system.

The crushing system is composed by comminution processes and granulometric classification. There are two crushing lines, one to the flux production, and the second to the clinker production. For clinker manufacturing, there is the goal of lime saturation factor (LSF) between 205 and 235, the MgO content between 2.2 and 2.8, and the granulometry less than 100 mm.

The materials are mined in 15-meter-high benches which are considered an appropriate balance between productivity and selectivity. Grade controls are performed via drilling, sampling, and assaying of the ore material within the pit boundaries.

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

The pit boundaries were limited by a number of physical constraints such as mining rights, environmental licenses, land properties and infrastructure, as illustrated in the following figure:

438.000 mE
440.000 mE
7.754.000 mN
7.752.000 mN
7.750.000 mN
LONGITUDINAL STOCKPILE
BELT CONVEYOR
CIRCULAR STOCKPILE
BAY
B2 DAM
B3 DAM
WATER TANK
MINERAL PROCESSING FACILITIES
QUARRY
CRUSHING
WASTE DUMP
WASTE DUMP
LEGEND
FACILITIES
SETTLING POND
TAILINGS DAM
QUARRY
WASTE DUMP
INDUSTRIAL FACILITIES
STOCKPILE
CSN CIMENTOS S.A. REAL ESTATE
MINING CONCESSIONS
003.425/1960
004.213/1949
804.278/1974
830.117/2000
Scale 1:30.000
Horizontal Datum SIRGAS 2000
Satellite image of 03/09/2020
250 0 250 500 750 1000 m

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

Following is a plan view of the final pit design:

CSN Bocaina quarry reserves were 282.06 million tons at the end of 2022, and considering the material mined in 2023 the reserves would be 275.76 million tons at the end of 2023.

Following is an estimated waterfall graph indicating the mineral reserve changes from 2022 to 2023:

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

The main topics of the Technical Report Summary presented here were updated to December 31, 2021.

The following table sets forth a summary of mining rights and mineral resources and reserves as of December 31, 2021:

Project	Mining Rights	Resources			Reserves
		Measured	Indicated	Inferred	Proven	Probable	Total
		(in Mt)	(in Mt)	(in Mt)	(in Mt)	(in Mt)	(in Mt)
Sergipe	Total	270	278	368	0	235	235
	878.010/2017	0	21	207	0	74	74
	878.039/2018	270	257	161	0	162	162

Pará	Total	70	357	417	0	283	283
	851.354/2017	46	137	7	0	111	111
	851.355/2017	18	58	25	0	88	88
	851.358/2017	2	74	216	0	45	45
	851.359/2017	4	87	168	0	40	40

Ceará	Total	454	502	903	0	167	167
	800.108/2014	180	7	0	0	40	40
	800.096/2014	37	6	0	0	51	51
	800.097/2014	49	69	212	0	0	0
	800.018/2015	13	38	34	0	0	0
	800.020/2015	4	0	0	0	0	0
	800.176/2011	20	74	199	0	0	0
	800.177/2011	0	57	198	0	0	0
	800.179/2011	0	28	173	0	0	0
	800.181/2011	107	149	22	0	77	77
	800.507/2013	22	10	0	0	0	0
	800.111/2014	22	64	66	0	0	0

Paraná	Total	4	204	68	0	356	356
	820.563/1980	0	31	0	0	34	34
	820.564/1980	0	155	0	0	158	158
	826.388/2007	4	18	68	0	164	164

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

To convert mineral resources into mineral reserves, the raw material needs of the cement manufacturing were considered, focusing on the chemical quality and quantity needed to supply a future plant at each location, creating a feasible pit project based on geotechnical assumptions, within the limits of the mining rights of the projects. The estimation described herein is consistent with the quality of information available at the time of Technical Summary Report, data supplied by outside sources and the assumptions applied.

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

	Sergipe	Pará	Ceará	Paraná
	Tonnage	Tonnage	Tonnage	Tonnage
	(in Mt)	(in Mt)	(in Mt)	(in Mt)
Mineral Reserve Category (Limestone for clinker)
Proved	0	0	0	0
Probable	235.50	283.30	167.25	356.49
Total	235.50	283.30	167.25	356.49

_____________

Notes:	Mineral reserves are based on measured and indicated mineral resources only.
Mineral reserves are not included in the mineral resource.

The mining inventory is based on measured and indicated resources only.

For all greenfield projects, reserves can only be defined as proven reserves when all modifying factors were considered, such as:

•	obtaining the mining concession title from the ANM;
•	acquisition of properties, land pursuant to mining easements or agreement with surface owners;
•	carrying out additional technical studies to identify possible mining limiting factors (such as drainages, natural caves, geotechnical aspects, vegetation, hydrogeology and technical constraints not yet studied, etc.); and
•	environmental permits to be granted.

Each project has a certain number of mining rights that make up the project as a whole.

Elizabeth Mines

Pitimbu Mine

The open pit mining of limestone, clay and sand will take advantage of the mineral reserves of an area of 746.73 ha as required by the ANM. The mining project will be developed in three phases, with four Pits. Mining will follow a sequence: cleaning of the area; removal of sterile; disassemble; crushing and transport. The deposit is exploited mechanically in an open pit. The dismantling of the rock is done using explosives, which are delivered on the day of detonation for immediate use according to an established fire plan.

After being extracted, the ore goes to a crusher and later to a conveyor belt that will take it to the industrial unit of Elizabeth Cimentos Ltda., which is the only customer. In addition to the crusher, the following are used in the process: conveyor belt, hydraulic drills, off-road loaders and trucks, excavators, hydraulic breakers, motor graders. 40 employees are responsible for the operationalization of the mine employees.

Identification of the Mining Process

The Lime, Clay and Sand Extraction project began in 2014 through Mining Ordinance No. 118 of process 846.200/2000 of the ANM.

The required traverse has an area of 746.43 ha. The mooring point of the traverse with the following mooring coordinates: Latitude: -07°24'35''800; Longitude: -34°54'39''700. The length of the mooring vector is 955.00m and the angle of the mooring vector is 60°52'00''006, course of the mooring vector: NE.

Location

The area evaluated in this report is located in the city of Alhandra, located in the Immediate Geographical Region of João Pessoa, state of Paraíba. Access is from João Pessoa on Highway BR-101 towards Recife to Highway PB-034, following Highway PB-028 to the area. The main road distances are:

•	João Pessoa: 45 km;
•	Recife: 105 km; and
•	Natal: 200 km.

Rio Grande do Norte
Ceará
Paraíba
Pernambuco
Venezuela
Guyana
Colombia
Ecuador
Brasil
Perú
Bolivia
Paraguay
Chile
Argentina
Uruguay
Santa Rita
Conde
Alhandra
Pedras de Fogo
Mina Pitimbu
Pitimbu
Caaporã

Local Geology

The range of occurrence of limestone rocks is covered by sediments of the Barreiras Group that support the highest parts of the topography.

N
Legenda
Curvas de Nível
846.200/2000
Geologia
Litologia
Gr. Barreiras
Fm. Gramame

Reserves

	Proven Reserve
	Tons	Density
Lithology
Solo	90,316,000.00	1.8
Limestone	154,845,000.00	2.5
Total	245,161,000.00

Considering the economic viability and a greater density of information that guarantee a greater degree of certainty of the reserves, it can be considered that the proven reserve of the deposit is almost 155,000,000 million tons.

	Probable Reserve
	Tons	Density
Lithology
Solo	22,560,000.00	1.8
Limestone	33,150,000.00	2.5
Total	55,710,000.00

Geological modeling allowed cubing the measured and indicated resources for the area of around 217 million tons of limestone. The deposit's probable reserve adds up to over 33,000,000 million tons.

The sum of proven reserves plus probable reserves results in 188,000,000 million tons of limestone, which represents a use of 86.5% of geological resources.

Technical and Economic Use

Aiming to analyze the technical and economic use of the reserves described above, we carried out a simulated technical and economic study of the use of limestone, focusing on its use in the cement industry, an undertaking that we want to implement to our business.

Maintaining the current consumption of 1,600,000 tons of limestone for the manufacture of 3,000 tons of clinker a day, the useful life of the enterprise with the proven reserve of 155,000,000 tons of limestone is more than 96 years.

Adding the 33,000,000 tons of the indicated reserve, the useful life extends to 117 years.

Installed Capacity

The nominal installed capacity is 800 ton/h and 150,000 ton/month, taking into account the 1-shift shift. Being able to expand production according to the number of shifts.

A study conducted by Procalcim concluded that the volume of the remaining proved reserves was calculated at almost 155 million tons of limestone, which can be increased by another 33 million tons with new drilling campaigns in the probable reserve. With the sum of the Reserves around 188 million tons of limestone.

Lafarge Mines

Barroso/MG Plant

Mining Complex of Barroso Plant

The Mining Complex of Barroso Plant consists of two mines:

•	Capoeira Grande Mine, located adjacent to the industrial plant area of the factory, in Bairro do Rosário, in the municipality of Barroso, in the state of Minas Gerais. This mine comprises the following 3 Mining Rights: ANM-822.551/1971, ANM-805.813/1975 and ANM-832.011/1999. Note: On February 26, 1986, case ANM-822.551/1971 included the titles of cases ANM-003.423/1940, ANM-004.162/1942, ANM-001.821/1965, ANM-818.906/1970 and ANM-803.284/1971.

•	Mata do Ribeirão Mine located on Highway BR-265, in the rural area of the municipality of Barroso, in the state of Minas Gerais, about 10km from the plant. The following 6 Mining Rights make up the reserves and resources of this mine: ANM-000.410/1945 and ANM-005.670/1954, ANM-008.021/1960, ANM-800.568/1975, ANM-800.569/1975 and ANM-851.747/1975. Note: On December 18, 1975, the approval of Mining Group nº 30/1975 was published in the DOU, consisting of processes ANM-000.410/1945, ANM-005.670/1954 and ANM-851.747/1975.

Description of the Mining Activity

Capoeira Grande and Mata do Ribeirão mines, operate limestone production models in a similar way, with their advances conducted on slopes and berms connected by access ramps, the mining method is mechanized with rock blasting using explosives. The processing of two mines consists of a primary crusher in each mine and unified limestone pile crushing and secondary crushing facility which is equipped with cone crushers and classifying screens. There is also a waste dump in each mine.

BR
265
N
Google Earth
Pit do projeto inicial –
Limite da licença ambiental
Direitos minerários
Propriedade
Área de proteção das
cavidades (Definida em
2015).
Limite do pit final revisado

Resources, Mineral Reserves and Mine Life

Through the Final Research Reports filed with the ANM, measured and indicated resources and proven limestone reserves were identified. These volumes are presented in the figure below, broken down by mine, taking into account both the values cubed in the research work already carried out, and the technical evaluations for the determination of proved reserves. The consolidated useful lives of reserves and resources + reserves are also reported.

Pedro Leopoldo/MG Plant

Mining Complex of Pedro Leopoldo Plant

The mining complex is formed by the Campinho Farm Mine and its southern expansion (Campinho Sul) All limestone supply to the plant is carried out by this mine. Access to the mine area is via Avenida Camilo Alves Silva and Rua Espírito Santo to Avenida Carlos Bernadino Pereira (Avenida da Correia). The 3 Mining Rights that make up the mine are: ANM-931.775/2011, ANM-001.273/1964 and ANM-801.702/1978. Note: In 2011, the Mining Grouping of the 3 ANM processes was required, resulting in process ANM-931.775/2011. The Request for Mining Grouping is still pending analysis.

Description of the Mining Activity

The mining enterprise of Pedro Leopoldo Plant has its resources partially cubed on its own property and reserves 100% on its own. The extraction operation began in the 1960s, supplying crushed limestone to the cement plant. Currently, the entire operation, as well as the mining rights, are managed by CSN Cimentos Brasil S.A. It should be noted that the limestone substance mined at the Campinho Farm Mine has physical and chemical characteristics suitable for use as raw material for the manufacture of cement. The mine is operated on the model of advances conducted on slopes and berms connected by access ramps, the mining method is mechanized with rock blasting using explosives. The mine processing consists of a primary impact crusher, whose product is sent to the plant by a long distance conveyor belt to be stacked in a pre-homogenization pile in the plant area. Adjacent to the mine pit there is an overburden pile for depositing the removed overburden.

R. José Anacleto
Pit Final
Área de Proteção Cavidades
Concessão de Lavra
Propriedades LH
© 2018 Google
Image © 2019 DigitalGlobe
657 m

Resources, Mineral Reserves and Mine Life

Through the Final Research Reports, filed under the processes ANM 001.273/1964 and ANM 801.702/1978, the measured, indicated and inferred resources of limestone existing in the deposit were cubed. The proven reserves were determined by observing a high geological knowledge as well as domain of environmental licenses and use of the property. These volumes are shown in the figure below. The consolidated useful lives of reserves and resources + reserves are also reported.

Cantagalo Plant

The mining complex of Cantagalo is formed by a mine in operation called Mina da Saudade and is located adjacent to the plant area of the factory, which is located on Highway RJ-166, km 8, in the municipality of Cantagalo, state of Rio de Janeiro. Access to the mine is via internal access to the plant. This mine comprises the following four Mining Rights: ANM-004.331/1960, ANM-006.665/1965, ANM-805.436/1968 and ANM-806.415/1972. Note: On December 30, 1997, the inclusion of areas of Mining Concessions under processes ANM-004.331/1960 and ANM-806.415/1972 was requested. The proven reserves and resources have their environmental licenses in order and are under their own property.

Description of the Mining Activity

The mining operation at the Cantagalo Plant supplies the limestone substance for the manufacture of cement and offers grades and physical-chemical characteristics suited to the needs of the plant. The mine is operated on the model of advances conducted on slopes and berms connected by access ramps, the mining method is mechanized with rock blasting by explosives, the mine processing consists of a primary gyratory crusher, a secondary crushing with a cone crusher in a closed circuit with classifying sieves and a conveyor belt system that sends the crushed limestone to the pre-homogenization pile. The mine does not operate with a sterile overburden removal pile.

Resources, Mineral Reserves and Mine Life

Through the Annual Mining Report, filed under the processes ANM 004.331/1960, ANM 006.665/1965, ANM 805.436/1968 and ANM 806.415/1972, the existing limestone resources in the deposit were cubed. Therefore, the table below presents the measured and indicated resources and the mineable limestone reserves, taking into account both the values cubed in the research work already carried out, as well as the knowledge acquired with the production over the last few years and the technical evaluations for the determination of proved reserves. The consolidated useful lives of reserves and resource + reserves are also reported.

Caaporã Plant

The mining complex at Caaporã Plant of CSN Cimentos Brasil S.A. it is located in an area adjacent to the plant area of the factory. Access to the mine is via roadways from the plant. This mine comprises the following 3 Mining Rights: ANM-805.923/1974, ANM-840.263/1982 and ANM-840.120/1983. Proved reserves are owned by CSN and their environmental licenses have been regularized. Mine resources are partially owned by CSN.

Description of the Mining Activity

The mining activities in the mining project located in the areas of the traverses of the processes ANM 805.923/1974, ANM 840.263/1982 and ANM 840.120/1983 were started in the late 1980s by the former owner Cimento Poty S.A. From 2007 onwards, the undertaking began to be operated by Votorantim Cimentos N/NE S.A., and only from 2010 onwards did the Lafarge Group take over the operations. It should be noted that the limestone mined at the Caaporã Unit has physical and chemical characteristics suitable for the manufacture of cement.

Resources, Mineral Reserves and Mine Life

Through the Final Research Reports, filed under the processes ANM 805.923/1974, ANM 840.263/1982 and ANM 840.120/1983, the limestone mineral resources existing in the deposit were cubed. Therefore, the table below presents the remaining limestone mineral resources, taking into account both the values calculated in the research work already carried out, and the annual production of Mina Miramar over the last few years. These volumes are presented in the figure below, broken down by mine, taking into account both the values cubed in the research work already carried out, and the technical evaluations for the determination of proved reserves. The consolidated useful lives of reserves and resource + reserves are also reported.

Montes Claros Plant

The Montes Claros mining complex owned by CSN Cimentos Brasil S.A. it is located in an area adjacent to the plant area of the factory. All cubed resources and reserves are CSN's property and their environmental licenses have been regularized. Access to the areas is via internal roads in the plant. The undertaking target of this study corresponds to the mining grouping nº 930.063/1998, process started on 05/12/1998 The Grouping is composed of 8 Mining Rights, namely: ANM-007.914/1964; ANM-831.062/1986; ANM-831.130/1982; ANM-831.304/1980; ANM-831.305/1980; ANM-831.306/1980; ANM-831,416/1983; ANM-816.483/1969.

Description of the Mining Activity

The undertaking developed in this mining group comprises a limestone pit from the Boa Vista mine and a limestone pit from the Expansão Boa Vista mine. As part of the infrastructure there is a limestone processing unit composed of a hammer crusher that supplies limestone in the granulometry necessary for the production of flour for the clinker, maintenance workshops, administrative buildings and logistical support structures have the following structures: workshop, equipment washer, warehouse, office, cafeteria and entrances. These units are licensed in the cement plant process, adjacent to the mining areas.

Resources, Mineral Reserves and Mine Life

The volumes are presented in the figure below, broken down by mine, taking into account both the values cubed in the research work already carried out, and the technical evaluations for the determination of proved reserves. The consolidated useful lives of reserves and resource and the reserves are also reported.

Mineral Resource and Mineral Reserve Estimation Internal Controls

We are committed to applying best practices in our mineral resource and mineral reserve estimations. Our team responsible for these estimations works with global institutions, organizations and universities to maintain updated estimation processes and to document and apply these processes. Our internal controls for mineral resource and mineral reserve estimation include the following:

•	Updated operational procedures for routine activities, which include:
o	geological mapping;
o	coordination of checks on drillhole collars;
o	downhole survey protocols;
o	core shed activities; and

o	database management system containing collar, survey and assay files;
•	Drilling with appropriate and satisfactory methods for geological logging, structural measurements and metallurgical testing by use of diamond drill core;
•	Logging performed onsite using in-house geologists; and
•	Sampling performed on all drill core and supervised or directly performed by in-house geologists.

In terms of quality control and quality assurance practices, we regularly inspect analytical and sample preparation laboratories and we use five certified reference materials, blanks and laboratories duplicates, which are all inserted at appropriate frequencies to the primary and secondary laboratories. In addition, we regularly check specific gravity determinations using the water immersion method or the “sand bottle” method.

We interpret our geological model using domains classified into a series of lithology codes based on a combination of grain particles (lump and fines) and chemical thresholds used directly by our mine planning and beneficiation departments.

With respect to our mineral reserve estimation, we verify the following factors that may affect our estimates and we constantly update and refine our estimates based on these factors:

•	Structural factors
o	Input parameters of mineral resources;
o	Pit designs and pushbacks;
o	Geotechnical models;
o	Hydrogeological factors;
o	Land surface properties;
o	Mineral rights licenses;
o	Environmental licenses;
o	Water usage rights;
o	Regulatory licenses and authorizations to operate;
o	Physical constraints, such as:
▪	Geological model boundaries;
▪	Third-party areas;
▪	Cultural protected sites;
▪	Protected reserves; and
▪	Processing plants and facilities.
•	Mine Operation Factors
o	Mining recovery assumptions;
o	Production rate assumptions;
o	Load and haul fleet adopted; and
o	Dilution and mining recovery assumptions.
•	Plant Operation Factors
o	Mass recovery that directly affects the volume produced of concentrates with their respective qualities;
o	Mineral process changes and plant modifications that have an impact on plant performance and product quality; and
o	Potential upgrades in mineral characterization that could modify the performance of processing plants.

•	Other Factors
o	Product price changes over the years;
o	Royalties and costs associated with mining, processing, overhead and logistics; and
o	Taxes and exchange rate considerations.

We base our mineral resource and mineral reserve estimates information currently available to us, and these estimates may not represent actual production volumes in the future. We can provide no assurance that our estimates will not change or that we will be able to extract and convert all of our resources and reserves into production volumes. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Our mineral reserves and mine life may prove inaccurate, market price fluctuations and cost changes may render certain ore reserves uneconomical to mine and we may face rising extraction costs or investment requirements over time as our reserves deplete.”

Production Process

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

The Fernandinho beneficiation plant receives material from stockpiled tailings piles, located in the city of Rio Acima, state of Minas Gerais, and generates sinter feed and fines as final products.

The following table sets forth the production volume of iron ore in each of our mines in the last three years:

	Production(1)
	2020	2021	2022
Casa de Pedra(2) (Mt)	16.36	18.11	16.09
Grade(3) (%)	61.9%	61.6%	61.4%
Pires(2) (Mt)	5.36	9.20	7.41
Grade (%)	56.9%	57.4%	58.0%
Fernandinho(2) (Mt)	0.68	0.87	0.57
Grade (%)	64.9%	64.4%	64.7%

_____________

(1)	In addition to its own production, CSN Mineração also purchased iron ore from third parties. Third-party purchase volumes were 8.6 million tons, 8.8 million tons and 9.4 million tons in 2020, 2021 and 2022, respectively.
(2)	Production information considers 100% of the mines.
(3)	Grade is the proportion of metal or mineral present in ore or any other host material.

The following table sets forth our consolidated sales in the periods presented:

	2020	2021	2022
Consolidated sales (Mt)	26.94	28.32	29.19

Expanding our Mining Capacity

We believe that the next few years will be transformational for our mining subsidiary CSN Mineração, as we have projects at an advanced stage of development with a robust investment plan to finance and accelerate iron ore production. CSN Mineração’s current business plan contemplates an expansion in annual production capacity from 34 million tons in 2022 to 108 million tons per year in 2033, assuming it is able to complete all of its planned expansion projects (not including ore purchases from third parties, but only proprietary production).

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

(iv)       TECAR Expansion Projects: brownfield investments (the 60 million tons per year phase has already been licensed) to support mining expansions in already existing areas; capacity increase in three phases (60, 84 and 130 million tons per year), with an estimated investment of R$6.3 billion through 2030.

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

Name of the Dam/Dike	Company / Entrepreneur	Main Use	Substance	Height (m)	Capacity (m³)	Construction Method	Last Certification	Risk	Impact	Status

Casa de Pedra(1)	CSN Mineração	Containment of mining tailings	Iron ore	84.00	6,5374,575	Downstream	Sep/22	Low	High	Active
B4	CSN Mineração	Containment of mining tailings	Iron ore	65.00	13,001,821	Upstream	Sep/22	Low	High	Under de-characterization
B5	De-characterized and unregistered.

Dique Batateiro de Low	De-characterized and unregistered.
Pilha da Vila II dike	De-characterized by ANM and under review by FEAM.
Bichento IIIA dike	CSN Mineração	Containment of mining tailings	Gravel	19.38	116,696	Single stage	Sep/22	Low	Low	Active
Esmeril IV dike	CSN Mineração	Containment of mining tailings	Gravel	41.44	282,079	Single stage	Sep/22	Low	High	Active
Lagarto dam	CSN Mineração	Containment of mining tailings	Gravel	14.20	210,000	Single stage	Sep/22	Low	High	Active
Poço Fundo dam	De-characterized and unregistered.
Vigia auxiliary dam	De-characterized and unregistered.
B2 dam	Minérios Nacional	Containment of mining tailings	Iron ore	40.00	2,616,466	Upstream	Sep/22	Low	High	Inactive
B2 auxiliary dam(2)	Minérios Nacional	Containment of mining tailings	Iron ore	33.00	6,439,465	Upstream	Sep/22	Low	High	Inactive
Engenho dike	CSN Mineração	Containment of mining tailings	Gravel	12.40	8,821	Single stage	Sep/22	Low	Medium	Active
Vigia dam	CSN Mineração	Containment of mining tailings	Iron ore	28.00	812,901	Upstream	Sep/22	Low	High	Under de-characterization
Ecológica 1 Dam	Minérios Nacional	Containment of mining tailings	Gravel	18.50	41,000	Downstream	Sep/22	Low	High	Active
Ecológica 2 Dam	De-characterized and unregistered.
B1 - Água Preta	De-characterized and unregistered.
B2 - Água Preta	De-characterized and unregistered.
B2 dam	CSN Cimentos	Water storage and catchment	Dolomite	11.00	240,000	Center line	Sep/22	Low	High	Inactive
B3 dam	CSN Cimentos	Containment of limestone	Limestone	11.00	900,000	Single stage	Sep/22	Low	High	Inactive
PIT-01	De-characterized and unregistered.
Taboquinha 01 - Crente	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	18.00	2,941,251	Upstream	Sep/22	Low	Medium	Under de-characterization
Taboquinha 02 - Serra Azul	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	19.00	1,983,201	Upstream	Sep/22	Low	Medium	Under de-characterization
Taboquinha 03	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	16.00	1,708,100	Single stage	Sep/22	Medium	Medium	Under de-characterization
Taboquinha 04	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	16.00	2,253,100	Single stage	Sep/22	Medium	Medium	Under de-characterization
Igarapava	Aliança Geração de Energia S.A.	Hydroelectric	Water	49.90	241,840,000	Soil – concrete face rockfill	Sep/22	Low	High	Active
Itá (dam)	Engie Brasil	Hydroelectric	Water	125.00	5,100,000,000	Concrete face rockfill	Feb/22	Low	High	Active
Itá (dike 1)	Engie Brasil	Hydroelectric	Water	22.00		Compressed soil, upstream protection with riprap rock and downstream protection with grass	Feb/22	Low	High
Itá (dike 2)	Engie Brasil	Hydroelectric	Water	22.00		Compressed soil, upstream protection with riprap rock and downstream protection with grass	Feb/22	Low	High
Itá (dike 3)(3)	Engie Brasil	Hydroelectric	Water	29.00		Compressed soil, upstream protection with riprap rock and downstream protection with grass	Feb/22	Low	High
Blang	CEEE-G	Hydroelectric	Water	20.70	50,000,000	Cyclopean concrete	Dec/22	Low	High	Active
Canastra	CEEE-G	Hydroelectric	Water	25.40	242,000	Reinforced concrete	Dec/22	Low	High	Active
Capigui I (Regularização)	CEEE-G	Hydroelectric	Water	20.50	42,058,000	Conventional concrete	Dec/22	Low	High	Active
Capigui II (Auxiliar)	CEEE-G	Hydroelectric	Water	6.10	10,000	Wooden Buttress	Dec/22	Low	Medium	Active
Capigui III (Captação)	CEEE-G	Hydroelectric	Water	5.20	30,000	Conventional concrete	Dec/22	Medium	Low	Active
Divisa	CEEE-G	Hydroelectric	Water	27.50	16,240,000	Conventional concrete	Dec/22	Low	High	Active
Ernestina	CEEE-G	Hydroelectric	Water	22.69	258,350,000	Rockfill	Dec/22	Low	High	Active
Ernestina 1 Dike	CEEE-G	Hydroelectric	Water	5.00	-	Homogeneous embankment	Dec/22	Low	High	Active
Ernestina 2 Dike	CEEE-G	Hydroelectric	Water	5.00	-	Homogeneous embankment	Dec/22	Low	High	Active

Forquilha	CEEE-G	Hydroelectric	Water	6.50	48,000	Stone masonry	Dec/22	Low	Low	Active
Guarita	CEEE-G	Hydroelectric	Water	8.75	60,000	Cyclopean concrete	Dec/22	Low	Low	Active
Herval	CEEE-G	Hydroelectric	Water	11.85	153,000	Reinforced concrete	Dec/22	Low	Low	Active
Ijuizinho	CEEE-G	Hydroelectric	Water	6.90	56,000	Cyclopean concrete	Dec/22	Low	Low	Active
Itaúba	CEEE-G	Hydroelectric	Water	97.00	620,000,000	Earthfill	Dec/22	Low	High	Active
Itaúba - Vertedouro	CEEE-G	Hydroelectric	Water	28.10	-	Conventional concrete	Dec/22	Low	High	Active
Ivaí	CEEE-G	Hydroelectric	Water	7.10	38,000	Cyclopean concrete	Dec/22	Low	Low	Active
João Amado	CEEE-G	Hydroelectric	Water	11.50	10,600,000	Cyclopean concrete	Dec/22	Low	High	Active
João Amado - Left dike	CEEE-G	Hydroelectric	Water	4.50	-	Homogeneous embankment	Dec/22	Low	High	Active
Maia Filho	CEEE-G	Hydroelectric	Water	24.45	28,300,000	Conventional concrete	Dec/22	Low	High	Active
Passo do Inferno	CEEE-G	Hydroelectric	Water	8.00	200,000	Stone masonry	Dec/22	Low	Low	Active
Passo Real	CEEE-G	Hydroelectric	Water	58.00	3,645,000,000	Earthfill	Dec/22	Low	High	Active
Salto	CEEE-G	Hydroelectric	Water	10.00	13,970,000	Cyclopean concrete	Dec/22	Low	High	Active
Santa Rosa	CEEE-G	Hydroelectric	Water	7.20	65,000	Stone masonry	Dec/22	Low	Low	Active
Toca	CEEE-G	Hydroelectric	Water	4.50	10,000	Stone masonry	Dec/22	Low	Low	Active
Quebra Queixo	CEC	Hydroelectric	Water	70.00	136,630,000	Concrete face rockfill dam	Jul/22	Low	High	Active
Santa Ana	Santa Ana Energética S.A.	Hydroelectric	Water	3.35	3,000	Conventional concrete	Jan/22	Low	Low	Active
Sacre 2	Brasil Central Energia Ltda.	Hydroelectric	Water	N/A	No reserve	River diversion	Jan/22	N/A	N/A	Active
Barroso containment dike	CSN Cimentos Brasil S/A	Containment of mining tailings	Gravel	5.00	29,000,000	Rockfill		Low	Low	Active
PCH Macacos	CSN Cimentos Brasil S/A	River dam	Water	-	-	-	-	-	-	-

_____________

(1)	The Casa de Pedra dam comprises B2, B3 and B6 underwater dams, flooded by its reservoir.
(2)	In regard to B2 auxiliary dam, which stability was not assured and declared in the last report, dated March 2021, Minérios Nacional clarifies that it has been meeting the works schedule regarding the structure’s stabilization, as determined by the designer and independent external audits, and has been carrying out the measures issued by the Minas Gerais State Prosecutor’s Office, as confirmed by an expert report issued by the analyst of the Minas Gerais State Prosecutor’s Office.
(3)	The dam and dikes (1, 2 and 3) comprise the reservoir of Itá hydroelectric.

Since the accident in 2015 in the city of Mariana, in the state of Minas Gerais, involving the breaking of an upstream mining dam operated by another mining company, we changed our processes to reduce tailings deposits. In addition, following another accident involving the breaking of an upstream mining dam operated by another mining company in January 2019 in the city of Brumadinho, in the state of Minas Gerais, we have continued to execute our plan for the decommissioning or de-characterization of our six inactive tailings dams pursuant to a timeline that is, as of the date of this annual report, being developed by our ESG and engineering teams.

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

Our Cement Segment

Our cement segment comprises seven integrated cement plants, six grinding and mixing plants and 15 distribution centers throughout the Southeast, Northeast and Midwest of Brazil.

Production

Our cement production in the Southeast region of Brazil takes place in the states of Rio de Janeiro (Volta Redonda) and Minas Gerais (Arcos, Barroso, Pedro Leopoldo, Montes Claros and others) and begins with the influx of raw materials comprising clinker, limestone, gypsum and slag. Clinker is produced in our plant in Arcos, where limestone, clay and other correctives such as iron ore and bauxite are ground in a raw mill and calcined inside the kiln. Clinker and limestone are stored in silos and warehouses and come in part from Arcos to Volta Redonda by rail. Slag is a by-product of iron and steel, produced in the blast furnace and is stored in a warehouse, arriving at our cement plant by road. We use natural gypsum, which arrives at the plant by truck and is stored in a warehouse. Our cement production in the Northeast region of Brazil takes place in Alhandra in a similar clinker production process as in Arcos. All transportation of raw materials within the plant is carried out by conveyor belts, placing inputs in scales according to a predefined formula and delivering them to the mills. There are two grinding lines in each of our Volta Redonda, Arcos and Alhandra plants. The total annual capacity of our seven cement plants is 17 million tons. The cement grinding process in Volta Redonda and Arcos is by vertical mills. The mills have a hydraulic roller system, which uses pressure to grind the layer of material on the turntable. In Volta Redonda, hot gas, derived from the combustion of natural gas or petroleum coke, is used in the mills to dry materials. In Alhandra, the cement grinding process is by ball mills. The materials are ground to a fine powder, in rotating, cylindrical ball mills containing a charge of steel grinding balls.

We produce clinker in each of our seven integrated cement plants. The main raw materials for the production of clinker are limestone, clay and other correctives (iron ore, bauxite, etc.). These materials undergo grinding and are then dosed, forming the so-called “raw meal.” After the homogenization of this raw meal, the mixture is taken to a kiln where it is heated to high temperatures. As a result of this procedure, we obtain clinker, which is the base material for our cement. We add gypsum and other ingredients to the clinker mix that are dosed and fed into the cement mills until we reach a granulometry suitable for the type of cement products.

In addition to our integrated plant mills, we have independent grinding stations in strategic locations that receive our clinker or clinker purchased in small volumes from third parties.

The portfolio of cement products we offer in bagged and bulk forms includes the following: (i) CP II (Composite Portland Cement), (ii) CPIII (Blast Furnace Portland Cement) and (iii) CP V ARI (High Initial Strength Portland Cement). We produce these different types of cement with the addition of different elements in the composition, as well as filler (calcium carbonate), slag and pozzolan.

Our Energy Segment

Our energy segment comprises our generation plants, which support reduction of our production costs and exposure to fluctuations or availability of certain energy sources and generate revenue though our commercialization of the energy surplus. Following is an overview of our energy segment related assets.

Thermoelectric Co-Generation Power Plant

We have a 245 MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks. Aside from operational improvements, the power plant supplies our strip mills with electric energy, processed steam and forced air from the blast furnaces, benefiting the surrounding environment through the elimination of flares that burn steel-processing gases into the atmosphere. In addition, we have a turbine generator, which adds 22 MW to our installed capacity. This turbine is located near our blast furnace no. 3 and uses the outlet gases from the iron making process to generate energy. The total annual capacity of our thermoelectric co-generation power plant is 267 MW.

Itá Hydroelectric Facility

We hold a 29.50% equity interest in the Itá hydroelectric facility, as we and Engie Brasil each own 48.75% of ITASA, a special-purpose company formed to own and operate, under a 30-year concession granted in 2000, 60.5% of the Itá hydroelectric facility on the Uruguay River in Southern Brazil. Itambé owns the remaining 2.5% of ITASA. Engie Brasil directly owns the remaining 39.5% of the Itá hydroelectric facility, which has an installed capacity of 1,450 MW.

Igarapava Hydroelectric Facility

We own 17.92% of a consortium that built and has the right to operate for 30 years, until September 2031, the Igarapava hydroelectric facility. Other consortium members are Aliança, L.D.R.S.P.E. Geracão de Energia e Participações Ltda. and AngloGold. The facility has an installed capacity of 210 MW.

Santa Ana Hydroelectric Facility

CSN Cimentos and our energy subsidiary CSN Energia own 100% of Santa Ana Energética S.A., which holds the concession for the hydroelectric power plant of Santa Ana that has an installed capacity of 6.5 MW.

Sacre II Hydroelectric Facility

CSN Cimentos and our energy subsidiary CSN Energia own 100% of Topázio Energética S.A., which holds, through its subsidiary Brasil Central Energia Ltda., the concession for the hydroelectric power plant of Sacre II that has an installed capacity of 30 MW.

Quebra-Queixo Hydroelectric Facility

CSN Mineração and our energy subsidiary CSN Energia own 100% of CEC, which holds the concession for the hydroelectric power plant Quebra-Queixo that has an installed capacity of 120MW.

CEEE-G

CFB owns 98.96% of CEEE-G, which holds several concessions for hydroelectric power plants and greenfield wind power plant projects that represent, in the aggregate, an installed capacity of 1,275 MW.

Our Logistics Segment

Our logistics segment comprises railway and port facilities.

Railways

Southeastern Railway System

MRS has a 30-year concession to operate, through 2026 and renewable for an additional period of 30 years, Brazil’s Southeastern railway system. As of December 31, 2022, we held 37.27% (18.64% directly and 18.63% through CSN Mineração) of MRS’s total capital. For more information, see “Item 5. Operating and Financial Review and Prospects—5B. Liquidity and Capital Resources––Off-Balance Sheet Arrangements—“Take-or-Pay” Contractual Obligations.” The Brazilian Southeastern railway system, with 1,643 km of track, serves the São Paulo – Rio de Janeiro – Belo Horizonte industrial triangle in Southeast Brazil, and links our mines located in the state of Minas Gerais to the ports located in the states of São Paulo and Rio de Janeiro and to the steel mills of CSN, Companhia Siderúrgica Paulista and Gerdau Açominas. In addition to serving other customers, the railway transports iron ore from our mines at Casa de Pedra in the state of Minas Gerais and coke and coal from Itaguaí Port in the state of Rio de Janeiro to the Presidente Vargas Steelworks and transports our exports to the ports of Itaguaí and Rio de Janeiro. The railway system connects the Presidente Vargas Steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports.

Northeastern Railway System

We hold interest in companies that have concessions to operate the Northeastern railway system, which operates in the states of Maranhão, Piauí, Ceará and Pernambuco, and connects with the region’s leading ports, offering an important competitive advantage through opportunities for intermodal transportation solutions and made-to-measure logistics projects.

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

In 2005, we executed a letter of intent with the Brazilian government (the grantor of this concession) to enable the development of new tracks and certain other improvements of the Northeastern Railway System, in a project called “Nova Transnordestina.” The Nova Transnordestina project discussions resulted in the execution, in 2013 and 2014, of a TAC that settled all claims of non-compliance by us with the original concession agreement until 2012, and multiple agreements, including an investment agreement (discussed below) and a new concession, pursuant to which we were granted the right to develop and operate new tracks and the Northeastern Railway System management was divided in two sub-railway systems:

•	Northeastern Railway System I, which is in operation by our subsidiary FTL, encompasses the RFFSA network, covering the stretches between the cities of São Luís – Altos, Altos – Fortaleza, Fortaleza – Souza, Souza – Recife/Jorge Lins, Recife/Jorge Lins – Salgueiro, Jorge Lins – Propriá, Paula Cavalcanti – Cabedelo and Itabaiana – Macau, with 4,238 km of railways, of which 1,191 km are operational, and we are negotiating with the National Agency for Ground Transportation (Agência Nacional de Transportes Terrestres), or ANTT, to return the remainder. As of December 31, 2022, we held 92.71% of the capital stock of FTL and its concession extends until 2027, renewable for an additional 30 years. As of December 31, 2022, R$66.9 million in concession payments were outstanding over the remaining five years of the concession.
•	Northeastern Railway System II, which is under construction by our jointly controlled investee TLSA, will encompass the new network, covering the stretches between the cities of Eliseu Martins – Trindade, Trindade – Salgueiro, Salgueiro – Porto Suape, Salgueiro – Missão Velha and Missão Velha – Porto de Pecém, with an expected extension of 1,753 km that will connect the interior of Northeast Brazil to Pecém and Suape Ports. As of December 31, 2022, we held 48.03% of the capital stock of TLSA and its concession extends until the earlier of 2057 or the date when TLSA recovers its invested equity at an annual rate of return of 6.75%.

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

In December 2022, we entered into an amendment to the concession agreement of TLSA, pursuant to which, among other things, there was a change to the railroads granted to TLSA and we agreed to certain mandatory investments and to the conditions for the return of the Salgueiro – Porto de Suape’s grid. This amendment represents an important step in the evolution of TLSA’s operations, which will support our operations and the transportation of our products across the Northeast region of Brazil.

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

Container Terminal

We indirectly own almost the entirety of TECON, which has a concession to operate the container terminal at Itaguaí Port for a 25-year term expiring in 2026, which is renewable for an additional 25 years. As of December 31, 2022, approximately R$143.1 million of the cost of the concession was outstanding and payable over the remaining four years of the concession.

The Itaguaí Port is located in Brazil’s Southeast region, with all major exporting and importing areas in the states of São Paulo, Minas Gerais and Rio de Janeiro within 500 km. In 2020, this area represented 50% of the Brazilian GDP, according to the IBGE.

Favorable natural conditions, like natural deep waters and a low urbanization rate around the Port of Itaguaí, allow large vessels to operate and also allow for highly competitive prices for services rendered. After TECON’s investments in infrastructure and equipment, which increased our capacity to 440,000 containers (660,000 TEUs) per year, new improvements were achieved from 2019 to 2021, which increased the terminal’s service level and productivity, including maritime access and berths achieving certification for 15.4 meters in draft, including tides, which is the deepest in the East coast of South America, as well as the acquisition of new equipment. In 2022, we continued to invest in updating our operating facilities and complying with regulatory requirements. In addition, in 2022, we bought nine new rubber tyred gantries.

In 2023, we will begin operating nine new rubber tyred gantry cranes and we expect to acquire six new forklifts, improving our operational capacity. TECON will keep investing in the project expansion in order to increase its capacity by approximately 40%, which would make it one of the largest port terminals in Brazil, with a nominal capacity of 1,000,000 TEUs per year. This expansion project, which is under discussion with regulatory agencies, includes a quay extension of 273 meters, with a total resulting length of 1,083 meters, acquisition of two new gantry cranes (ship-to-shore) for larger container carriers, acquisition of additional yard civil works and equipment, and dredging of the access channel and maneuvering basin.

In 2022, TECON moved 62,000 containers, 1.3 million tons of steel products, 42,000 tons of general cargo and 918,000 tons of solid bulk, as compared to 120,000 containers, 705,000 tons of steel products, 110,000 tons of general cargo and 1,472,000 tons of solid bulk in 2021. The decrease in the container volume in 2022 is mainly due to the verticalization of port operations by container shipowners that concentrate their operations in proprietary terminals. In order to mitigate the effects of this decrease in container volume in 2022, TECON sought new markets and began operating wood shipments, as well as new steel cargo, and increasing the volume of other cargo also handled in 2021, including billets, wire rods, plates, tubes, transformers, locomotives and solid bulk, such as soda ash, gypsum and pellets.

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

Sales by Geographic Region

In 2022, we sold steel products to customers in Brazil and in 18 other countries. The fluctuations in the portion of total sales assigned to domestic and international markets, which are presented in the table below, reflect our ability to adjust our sales in light of variations in the domestic and international markets, as well as domestic and international steel demand and prices.

The two main export markets for our products are Europe and North America, representing approximately 78% and 18%, respectively, of our export sales volume in 2022. The following table sets forth the geographic break-down of our steel product exports by destination:

	Sales of All Steel Products by Destination
	2020				2021				2022
	Tons	% of Total	Net Operating Revenues	% of Total	Tons	% of Total	Net Operating Revenues	% of Total	Tons	% of Total	Net Operating Revenues	% of Total
	(in thousands of tons and millions of R$)
Brazil	3,204	69%	11,721	71%	3,176	69%	21,400	71%	3,075	70%	20,588	70%
Export	1,447	31%	4,882	29%	1,427	31%	8,691	29%	1,315	30%	8,753	30%
Total	4,651	100%	16,603	100%	4,602	100%	30,091	100%	4,389	100%	29,341	100%
Exports by Region
North America(1)	221	15%	922	19%	285	20%	2,276	26%	241	18%	2,018	23%
Latin America	73	5%	328	7%	68	5%	356	4%	46	4%	382	4%
Europe	1,152	80%	3,627	74%	1,089	76%	6,060	70%	1,028	78%	6,352	73%
All others	1	0%	4	0%	0	0%	0	0%	0	0%	1	0%

_____________

(1)	Sales to Mexico are included in North America.

Sales by Product

The following table sets forth our sales breakdown by product in Brazil in the periods indicated:

	2020	2021	2022
Domestic Sales Breakdown
Hot-rolled products	33%	41%	41%
Cold-rolled products	18%	14%	14%
Galvanized products	31%	28%	29%
Tin plates products	10%	10%	9%
Long steel	7%	7%	7%

Sales by Industry

We sell our steel products to manufacturers in several industries. The following table sets forth our breakdown by market segment of domestic volume shipped in the periods indicated:

	2020	2021	2022
Sales Breakdown	(in percentages of total domestic volume shipped)
Distribution network	36%	32%	30%
Industrial	16%	17%	21%
Packaging	11%	11%	9%
Automotive	10%	12%	12%
Home appliances	10%	11%	7%
Construction	18%	17%	21%

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

For further information on steel sales, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Overview—Steel Market—Product Mix and Prices” and “—Results of Operations—Year 2022 Compared to Year 2021—Net Operating Revenues.”

Seasonality

Although steel demand is stronger in the second quarter of each year and weaker in the last quarter, our production is continuous throughout the year.

Long Steel – SWT

Our long steel products are sold both in Germany (approximately 30%) and other countries, mainly in Europe (approximately 60%), for use in industrial, infrastructure, civil construction and engineering industries.

Our sales approach is to establish brand loyalty and to maintain our reputation of high quality products and excellent delivery performance by developing long-term relationships with our customers. SWT focuses on meeting specific customer needs, developing solutions for both low temperature and high temperature resistant applications, as well as optimized section shapes for special applications.

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

Iron Ore

Iron ore products are commercialized by our teams located in Brazil, Portugal and Hong Kong. These three marketing units allow us to maintain close relations with our customers worldwide, understand the environment where they operate, monitor their requirements and provide all necessary assistance in a short period of time. Market intelligence analysis, planning and administration of sales are handled from Brazil by the staff in our São Paulo office, while our domestic commercial team is located at Casa de Pedra mine, in the state of Minas Gerais.

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

In 2022, our iron ore sales reached 33.3 million tons, of which 29.2 million tons were sales to third parties and 4.1 million tons were sales to our steel mills, which represents an increase of 0.3% compared to 2021. Total mining net revenue decreased 30.6% in 2022, mainly due to the lower volumes of iron ore produced and lower prices in the international market. The share of mining segment revenue in our total net revenue, however, decreased from 37.7% in 2021 to 28.2% in 2022.

In 2022, 87.1% of our iron ore export sales went to the Asian market, mainly China, and 12.9% were sold in the European market. Of our total sales volume to third parties, 95.6% were sinter feed and 4.4% lump ore.

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

We also have an insurance policy covering the operational risks, material damages and loss of profits of our following branches and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and TECON. We annually renew this policy with domestic and foreign insurers and reinsurers. Our current policy, valid until June 2023, provides for limited indemnity of US$600 million (for an insured amount of US$14.9 billion) and a deductible of US$385 million for material damages and 45 days to loss of profits.

The coverage obtained in our insurance policies may not be sufficient to cover all risks or the extent of the risks we are exposed to. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Our insurance policies may not be sufficient to cover all our losses.”

Intellectual Property

We maintain a dedicated team to manage our intellectual property portfolio, which includes trademarks, patents, know-how, trade secrets and industrial designs. This team ensures adequate protection for our intellectual assets, the pursuit of best knowledge management practices and explores the possibility of new business generation through technology transfer agreements, among others.

Our intellectual property team also supports our innovation agenda through CSN Inova and provides the legal framework needed for the partnership agreements negotiated with third parties (including universities and research institutes) that are essential to strengthen our knowledge generation and foster technical cooperation for the development of new, improved and more sustainable processes, products and operations.

ESG – Environmental, Social and Governance Matters

We are committed, in particular by means of our integrated sustainability policy, to enhance the sustainability of our businesses ethically, transparently and through continuous improvement in our management mechanisms to protect the environment and prevent the occurrence of pollution and accidents. Our initiatives consider all applicable laws and regulations and include employee training to foster a common vision of sustainable development and social responsibility. We aim to promote a positive relationship and engagement with the local communities where our operations are located.

In furtherance of this commitment, we continuously evolve our ESG practices and invest in sustainability initiatives to mitigate the risks inherent in our business activities, present opportunities to enhance our processes and respond to the demands of an increasingly ESG-concerned market. These investments include processes and equipment that offer modern and reliable technologies for monitoring and control of environmental, health and safety risks.

The last couple of years were marked by important initiatives toward the growth and expansion of our operations and the development of our ESG agenda. In February 2021, we installed our ESG committee, which is a non-statutory advisory committee to our board of directors. Our ESG committee is responsible for (i) defining our ESG strategies, (ii) identifying ESG risks and opportunities, (iii) developing projects to further our innovation agenda and (iv) monitoring corporate projects in the following action pillars: sustainable finance, social practice, technology and operational sustainability, governance and diversity and inclusion.

We disclose detailed sustainability measures and data on our ESG webpage and in our annual integrated report on sustainability, which is available on our ESG webpage. The information on our ESG webpage and in our annual integrated report on sustainability is not part of, or incorporated by reference in, this annual report.

Environmental Matters

We continuously seek to transform natural resources into sources of economic prosperity through sustainable projects. In 2022, we continued our sustainability initiatives to mitigate and offset the environmental impacts of our activities by allocating R$492.2 million to environmental initiatives. Our investments in environmental sustainability in 2022 were mainly related to: (i) operation, maintenance and retrofitting of environmental control equipment mainly related to air and water protection; (ii) development of environmental studies for permit applications; and (iii) environmental management system.

Climate Change

Since 2013, we have conducted an inventory of greenhouse gas emissions, following the guidelines of the GHG Protocol. We have aimed to optimize our carbon management, risk mitigation and adaptation to climate change and, in 2022, for the eighth consecutive year, we received the Gold Seal for having reported the emissions from all our units and submitting them to external verification. Moreover, we annually report to the Carbon Disclosure Project − CDP, an international non-profit organization that seeks to further transparency of the environmental impact of companies’ operations, specific information related to climate change, supply chain and water security.

In 2022, we announced our climate goal to deliver carbon-neutral essential materials by 2050. We invest efforts and resources to reduce greenhouse gas emissions to mitigate risks and impacts related to climate change. We were the first Brazilian company in the steel industry to publish targets for reducing greenhouse gas emissions.

In 2022, we also sought to further develop our strategy for management of climate-related risks and opportunities by building marginal abatement cost – MAC – curves to assess projects that could improve our production efficiency and technologies available for our operations and the possible contributions that each could make to reducing our greenhouse gas emissions. With this data, we were able to consider greenhouse gas reduction targets and we will be able to calculate our internal carbon price.

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

Water Resources

Water is one of the primary natural resources for our production processes, especially for our steel and mining segments. Based on risk assessment methodologies of the World Wildlife Fund’s Water Risk Filter and the World Resources Institute’s Aqueduct, over the last few years, we began to analyze our exposure to water risks in all our production plants, considering our processes and nearby watersheds. We develop specific action plans for sites located at high risk of water scarcity.

Materials

In our integrated sustainability and health, safety and environment policy, we set forth the importance of our environmental management through principles to reduce, reuse and recycle materials in our processes in order to optimize the use of natural resources. These principles are inherent in our processes as a fully integrated company. For example, we reuse all of our blast furnace slag in our production of cement and all of our metal scrap in our production of long steel. In 2022, CSN Inova spun off Circula+, which is a marketplace for the sale of waste, scrap and unserviceable assets. Circula+ combines consulting and technology in a complete circular solution to generate greater liquidity, profitability and transparency in the sales process.

Through our acquisition of LafargeHolcim (Brasil) S.A., we now own the Geocycle platform, which is responsible for managing industrial and urban waste that can be used as an alternative fuel in cement kilns. The Geocycle platform leverages our existing co-processing initiatives and strengthens our sustainable operations.

Biodiversity

We protect approximately 81,000 hectares of natural areas representing approximately four times the area occupied by our operations. In addition, for more than 20 years we have carried out programs for monitoring fauna and flora in the areas potentially impacted by our operations.

Our ESG committee has biodiversity as one of its priority agenda items and has formed a working group to develop action plans to protect the biomes where our operations are conducted. In 2022, our ESG committee developed the following projects: geoprocessing and land use recognition, forest diagnosis, benchmarking and an assessment of the impact and dependence of our operations related to ecosystem services and natural resources.

Tailings Dams

Our environmental guidelines and management include monitoring our tailings dams, which are inactive and subject to our ongoing decommissioning or de-characterization plans. In addition, on an annual basis, all of our tailings dams are audited by independent audit companies following technical standards and relevant legislation. For more information on the dams we operate, see “—Our Mining Segment—Dams.”

We have been a global leader in the mining industry in mining waste management, having invested approximately R$541 million in technologies to reduce tailings deposits. Since 2020, we no longer dispose tailings in our dams, using dry stacking to stock this material. We use the Casa de Pedra dam only for water recirculation and we do not operate any active tailings dams.

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

Gender Balance

We promote a zero-tolerance commitment to any type of discrimination, as set forth in our Code of Ethics. We believe that an inclusive and diverse environment is critical to stimulate innovation and guarantee the continuity of our business. We also believe that an inclusive approach is essential to eliminate barriers in hiring and retaining women employees and executives and to reap the improved performance generated by gender diversity. In 2022, we also increased the female representation at our executive level at each of CSN Mineração and CSN Cimentos, which now have two women members on their board of directors.

Local Communities

We monitor the social impacts of our operations in the communities where they are located. The socio-environmental impact studies we carry out allow us to identify the intensity, duration and actions necessary to minimize or mitigate social risks and impacts, considering the characteristics of each community and of our operations. We implement tailored action plans to reduce the identified impacts.

Additionally, through our proprietary foundation, we partner with local communities to promote social, educational and cultural development. In 2022, we invested R$26.0 million in social responsibility projects. We granted scholarships, which benefited 4,643 young people and reached 246,916 people considering public presentations of our several programs.

Safety and Health

Safety is a top priority for us and, in 2022, we achieved our lowest frequency rate of injuries since 2013 with or without lost time: 1.79 accidents / million hours worked, which represented a decrease of 25% as compared to 2021, the highest percentage of reduction since the beginning of our data compilation. In 2022, CSN Cimentos began its adaptation process to comply with ISO 45.001:2018. Lusosider in Portugal and SWT in Germany hold Health Management System and Occupational Safety certifications by ISO 45.001:2018.

Governance Matters

We continuously seek to develop mechanisms that improve our governance. In 2020, we instituted a sustainability, environment, health and safety executive department, which reports directly to our chief executive officer and focuses on implementing consistent governance throughout our corporate group.

Compliance

We have a Code of Ethics that reinforces our ethical standards and the values that apply to all of our employees, including executive officers and directors. Instances of non-compliance with our Code of Ethics or with other policies, whether by employees, executive officers, directors, suppliers or service providers, are subject to disciplinary measures, ranging from verbal or written warnings to suspension or dismissal or, in the case of third parties, termination of the relationship. We maintain a whistleblower channel for reports of suspected instances of non-compliance with our Code of Ethics or with other policies. In 2022, 83% of our employees were trained in compliance, covering our Code of Ethics and Anti-Corruption Policy.

For more information on our Code of Ethics, see “Item 16. Reserved—16B. Code of Ethics.”

Regulatory Matters

Environmental Regulation

We are subject to Brazilian federal, state and municipal environmental laws and regulations governing air emissions, water waste discharges, solid and hazardous waste handling and disposal, wildlife management, forest maintenance, dangerous products transportation and preservation of traditional communities. We are committed to controlling the substantial environmental impact caused by our steelmaking, mining, cement, energy and logistics operations, in accordance with international standards and in compliance with environmental laws and regulations in Brazil. We believe we are in material compliance with applicable environmental requirements. While the Brazilian government has authority to promulgate environmental regulations setting forth minimum standards of environmental protection, state and local governments have the power to enact more stringent environmental regulations.

We are subject to regulation and supervision by the Brazilian Ministry of Environment (Ministério do Meio Ambiente – MMA), the environmental national council (Conselho Nacional do Meio Ambiente), which is responsible for enacting technical regulations and environmental protection standards, and the Brazilian Institute of Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis – IBAMA), which is responsible for enforcing environmental laws at the federal level. The environmental regulations of the state of Rio de Janeiro, in which the Presidente Vargas Steelworks and Cantagalo cement plant are located, are enforced by the state government of Rio de Janeiro and municipalities, and supervised by the state environment institute (Instituto Estadual do Ambiente), or INEA, and the municipal environmental secretariat of each of Volta Redonda and Cantagalo.

In the state of Minas Gerais, where our main mining operations and certain of our cement operations are located, we are subject to regulations and supervision by the Environmental Policy Council (Conselho Estadual de Política Ambiental – COPAM), the Regional Superintendent of Environment and Sustainable Development (Superintendência Regional de Meio Ambiente – SUPRAM), the Superintendency of Priority Projects (Superintendência de Projetos Prioritários – SUPPRI), the Water Management Institute of Minas Gerais (Instituto Mineiro de Gestão das Águas – IGAM), the State Forestry Institute (Instituto Estadual de Florestas – IEF) and the State Environmental Foundation (Fundação Estadual do Meio Ambiente – FEAM), which are the competent bodies of the Secretary of State for the Environment and Sustainable Development of Minas Gerais (Secretaria de Estado de Meio Ambiente e Desenvolvimento Sustentável – SEMAD). We are also subject to local regulators, including the municipal environmental secretariats of Congonhas and Belo Vale, Ouro Preto and Rio Acima for our mining operations, and Arcos, Barroso, Montes Claros and Pedro Leopoldo, for our cement operations.

We are exposed to laws and regulations such as the law the state of Rio de Janeiro, through INEA, issued which requires steelmaking and cement facilities to present action plans to reduce greenhouse gas emissions when renewing or applying for operational licenses. At the federal level, the environmental national council (Conselho Nacional do Meio Ambiente), which is responsible for enacting technical regulations and environmental protection standards, issued Resolution No. 436/2011 to address air emissions that obliged steel companies to comply with certain emission standards as of December 2018, including adjustments in the filters of plant chimneys. Moreover, the Brazilian government has established a national policy for solid waste (Política Nacional de Resíduos Sólidos), which provides for strict guidelines for solid waste management and industry targets for reverse logistics as part of the environmental licensing process. Finally, a new regulatory framework for mining operations was issued in June 2018, which has imposed regulations on our mining operations, including requests for environmental recovery of areas and investments for the granting of mining concessions.

In the second half of 2022, we initiated cement operations in certain Brazilian states, and consequently, new regional environmental agencies started to regulate our activities, such as: superintendence of environmental administration (Superintendência de Administração do Meio Ambiente) and the executive water management agency (Agência Executiva de Gestão das Águas do Estado da Paraíba) in the State of Paraíba; institute of the environment and water resources (Instituto do Meio Ambiente e Recursos Hídrico) in the State of Bahia; secretary of state for environment and sustainable development (Secretaria de Estado de Meio Ambiente e Desenvolvimento Sustentável) in the State of Goiás; environmental company of the State of São Paulo (Companhia Ambiental do Estado de São Paulo); department of water and electric energy of the department of sanitation and water resources (Departamento de Águas e Energia Elétrica da Secretaria de Saneamento e Recursos Hídricos) in the State of São Paulo; institute of environment and water resources (Instituto de Meio Ambiente e Recursos Hídricos) and state water resources agency (Agência Estadual de Recursos Hídricos) in the State of Espírito Santo.

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

Considering the current mining environment in Brazil following recent accidents of other mining companies in the cities of Mariana and Brumadinho, in the state of Minas Gerais, involving the breaking of upstream mining dams, changes in applicable laws or regulations could require us to modify our technologies and operations and to make unexpected capital expenditures. Capital expenditures that we have already made may not generate the returns we expected, if any. In addition, new or more stringent environmental licensing requirements for our project operations, specifically for our dams, could be imposed on us and we may encounter delays in obtaining environmental or other operating licenses, or not be able to obtain or renew them. These events and additional costs may have a negative impact on us and the return from our projects and may render certain projects economically or otherwise unfeasible. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Our activities depend on authorizations, concessions, licenses and permits, and changes in applicable laws, regulations or government measures could adversely affect us” and “—We are subject to environmental, health and safety incidents and current, new or more stringent regulations may result in liability exposure and increased capital expenditures.”

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

Mining companies in Brazil can only prospect and mine pursuant to prospecting authorizations or mining concessions granted by the ANM. The ANM grants prospecting authorizations to a requesting party for an initial period of one to three years. These authorizations are renewable at the ANM’s discretion, provided that the requesting party is able to show that the renewal is necessary for proper conclusion of prospecting activities. Upon completion of prospecting activities and geological exploration at the site, the holder of the prospecting authorization must submit a final report to the ANM. If the geological exploration reveals the existence of a mineral deposit that is technically and economically exploitable, the grantee has one year (which the ANM may extend) from approval of the report by the ANM to apply for a mining concession by submitting an economic exploitation plan or to transfer its right to apply for a mining concession to an unrelated party. When a mining concession is granted, the holder of such mining concession must begin on-site mining activities within six months. The ANM grants mining concessions for an indeterminate period of time lasting until the exhaustion of the mineral deposit. After extraction, the mineral products that are specified in the concession belong to the holder of the concession. With the prior approval of the ANM, the holder of a mining concession can transfer it to an unrelated party that is qualified to own concessions. Under certain circumstances, unrelated parties may challenge mining concessions.

After accidents involving the breaking of upstream mining dams operated by other mining companies in the cities of Mariana and Brumadinho in the state of Minas Gerais, the ANM and Brazilian environmental regulatory authorities have applied more stringent environmental licensing requirements for mining project operations, specifically for dams. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Our activities depend on authorizations, concessions, licenses and permits, and changes in applicable laws, regulations or government measures could adversely affect us” and “—We are subject to environmental, health and safety incidents and current, new or more stringent regulations may result in liability exposure and increased capital expenditures.”

Mining Concessions

We operate our iron ore mining activities at Casa de Pedra mine under a mining concession known as Manifesto de Mina under Brazilian regulations, which gives us the right to extract the iron ore deposits existing within our property limits. Our iron ore mining activities at Engenho and Fernandinho mines are based on a concession by the MME, which grants us the right to exploit mineral resources from the mine for an indeterminate period of time lasting until the exhaustion of the mineral deposit. Our limestone and dolomite mining activities at Bocaina mine and our tin mining activities at Ariquemes (ERSA mine) are based on concessions under similar conditions.

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

Antitrust Regulation

We are subject to various laws in Brazil which seek to maintain a competitive commercial environment. Competition law and practice in Brazil are governed by Law No. 12,529, dated November 30, 2011, which came into force on May 30, 2012, and provided for significant changes in the Brazilian antitrust system’s structure, including the creation of the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica), or CADE. This law introduced a mandatory pre-merger notification system, as opposed to the post-merger review system previously in force. CADE comprises an Administrative Tribunal of Economic Defense (Tribunal Administrativo de Defesa Econômica), a General-Superintendence (Superintendência-Geral) and a Department of Economic Studies (Departamento de Estudos Econômicos).

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

Cold-Rolled Products

In July 2015, AK Steel Corporation, ArcelorMittal USA LLC, Nucor Corporation, Steel Dynamics, Inc. and United States Steel Corporation filed antidumping and countervailing duty, or AD/CVD, petitions with respect to certain cold-rolled flat steel products from Brazil, China, India, Japan, Korea, Russia, and the United Kingdom with the ITC and the DOC. In August 2015, the DOC initiated both AD/CVD investigations with respect to cold-rolled steel from Brazil. The final determination for AD and CVD orders regarding cold-rolled steel was issued in July 2016, imposing a rate of 11.31% for CVD and a rate of 19.56% for AD with a cash deposit of 15.49%.

In June 2021, the five year “sunset review” of the AD/CVD orders on cold-rolled steel from Brazil was initiated. In July 2022, the ITC announced the revocation of the AD and CVD orders for cold-rolled products imported from Brazil.

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

The final determination for hot-rolled products was issued in July 2016, imposing a rate of 11.31% for CVD and a rate of 19.56% for AD with a cash deposit of 15.49%. The final determination for hot-rolled products was issued in August 2016, imposing a rate of 11.31% for CVD and a rate of 33.14% for AD with a cash deposit of 29.07%.

In 2021, the ITC initiated the five year “sunset review” of the AD and CVD orders on hot-rolled steel products from Brazil. In September 2022, the ITC announced the revocation of the AD and CVD orders regarding hot-rolled steel products imported from Brazil.

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

In October 2022, the European Commission initiated the five year “sunset review” of AD duties on imports of certain hot-rolled flat steel products originating from, among other countries, Brazil. We expect the results of the review for the last quarter of 2023.

Tin Free Steel

In September 2021, the European Commission initiated an AD investigation concerning imports of electrolytic chromium coated steel (tin free steel) products originating from Brazil and China. The European Commission issued a preliminary determination in May 2022, opting not to impose provisional duties on the imports of hot-rolled products from Brazil into the European Union. In October 2022, the European Commission issued a final determination imposing definitive AD duties for the exports of electrolytic chromium coated steel products into the European Union from Brazil. The duties imposed were a tariff rate of €348.39/ton for CSN.

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

In December 2021, the European Commission published in the E.U. Official Journal a notice of initiation concerning a review of the safeguard measures applicable to imports of certain steel products, such review was concluded in 2022. In December 2022, the European Commission initiated a review to determine whether to terminate the steel safeguard measures one year earlier than its current end date in June 2024. Following its review, the European Commission will submit the proposal to the vote of E.U. member states.

For more information, see “Item 3. Key Information––3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Protectionist and other measures adopted by foreign governments could adversely affect our export sales.”

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

Overview of Steel Industry

Global Steel Industry

The global steel industry comprises hundreds of steelmaking facilities divided into two major categories: integrated steelworks and non-integrated steelworks, depending on the method used for producing steel. Integrated plants, which accounted for approximately two-thirds of worldwide crude steel production in 2013, typically produce steel by smelting in blast furnaces the iron oxide found in ore and refining the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, in electric arc furnaces. Non-integrated plants (sometimes referred to as mini-mills), which accounted for approximately one-third of worldwide crude steel production in 2013, produce steel by melting scrap metal, occasionally complemented with other metallic materials, such as direct reduction iron or hot-briquette iron, in electric arc furnaces. Industry experts expect that a lack of a reliable and continuous supply of quality scrap metal, as well as the high cost of energy, may restrict the growth of mini-mills.

Steel continues to be the material of choice in the automotive, construction, machinery and other industries. Notwithstanding potential threats from substitute materials such as plastics, aluminum, glass and ceramics, especially for the automotive industry, steel continues to demonstrate its economic advantage.

In 2021, global crude steel production was 1,960 million tons, which represented an increase of 86 million tons, or 3.7%, as compared to 2020, due to an increase in crude steel production in all countries except China, Malaysia, Indonesia and Iran.

In 2022, global crude steel production was 1,879 million tons, which represented a decrease of 81 million tons, or (4.2)%, as compared to 2021, due to a decrease in the crude steel production of the main steel producing countries, including China, Japan, United States, Russia and Ukraine.

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

According to the IBGE, Brazil’s GDP sharply contracted by 4.1% in 2020 due to global effects of developments relating to the COVID-19 pandemic and grew by 4.6% in 2021. Crude steel production was 34.0 million tons in 2022, representing a decrease of 5.8% as compared to 2021, and domestic sales decreased 9.3% in 2022 to 20.2 million tons, mainly due to production cost and supply chain challenges deriving primarily from developments relating to the conflict between Russia and Ukraine.

In 2022, Brazil’s GDP grew by 2.9% and crude steel production decreased 5.8%, in each case as compared to 2021. The Brazilian flat steel sector is shifting production to the higher value-added consumer durable sector, which is highly dependent on domestic consumer confidence that, in turn, is affected by economic policies and certain expectations of the current government administration. Over the past years, automobile manufacturers made significant investments in Brazil. In 2022, the apparent consumption of steel in Brazil decreased 10.9% compared to 2021 (representing an increase of 11.9% compared to 2020).

Market Participants and Competition

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

Competition in the Global Steel Industry

In 2022, Brazil maintained its place as the largest producer of crude steel in South America, with a production output of 34 million tons and a 1.86% share of total global production, according to data from the World Steel Association, or WSA. In 2022, Brazil maintained the ninth position in the global steel production ranking, accounting for 78.5% of total production in South America.

We compete on a global basis with the world’s leading steel manufacturers. We have positioned ourselves in the world market with a product mix characterized by high margins and strong demand, such as tin plate and galvanized products. We have relatively low-cost, and sufficient availability of, labor and energy resources, and own high-grade iron ore reserves. These global market advantages are partially offset by costs of transporting steel throughout the world, usually by ship. Shipping costs, which protect the domestic steel market, put pressure on our export prices. To maintain our position in the world steel market in light of the highly competitive international environment with respect to price, we must maintain our product quality and customer service at a high level. See “—Regulatory Matters—Protectionist Measures” for a description of protectionist measures adopted by steel-importing countries that could adversely affect our competitive position in the global steel industry.

Competition in the Brazilian Steel Industry

Brazil’s principal competitive advantages are its abundant supply of low-cost, high-grade iron ore and energy resources. Brazil also benefits from a vast internal market with large growth potential; a privatized industry making investments in plant and equipment; and deep-water ports that permit the operation of large ships and facilitate access to export markets.

According to IABr, the Brazilian steel industry comprises 31 mills managed by 12 corporate groups, with an aggregate installed annual capacity of approximately 51 million tons, producing a full range of flat, long, carbon, stainless and specialty steel.

The following table sets forth the production of crude steel by Brazilian companies in the periods indicated:

	2020	2021
	(in millions of tons)
Production
Flat Steel
Gerdau	6.2	6.9
Usiminas	2.8	3.2
ArcelorMittal Tubarão	5.0	7.1
CSN	3.8	4.3

Long Steel
Ternium Brasil	4.1	4.5
Other	9.5	10.1
Total	31.4	36.1

_____________

Source: IABr

* 2022 data was not available as of the date of this annual report.

Capacity Utilization

Installed capacity in Brazil in 2022 was estimated at 51.5 million tons.

Exports/Imports

Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products. The Brazilian steel industry has taken several steps towards expanding its capacity to produce value-added products. The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years. Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports). In 2020, steel imports reached 2.0 million tons, which represented a decrease of 17.7% as compared to 2019, and steel exports decreased 2.2 million tons, or 13.8%, as compared to 2019. In 2021, steel imports reached 4.9 million tons, which represented an increase of 144% as compared to 2020, and steel exports increased 0.5 million tons, or 4.0%, as compared to 2020. In 2022, steel imports reached 3.3 million tons, which represented a decrease of 32.4% as compared to 2021, and steel exports reached 11.9 million tons, or an increase of 8.8%, as compared to 2021.

For information on the production by the largest Brazilian steel companies, see “—Market Participants and Competition—Competition in the Brazilian Steel Industry.”

Overview of Mining Industry

The Brazilian mining industry is focused on the extraction of iron, copper, gold, aluminum, nickel and niobium, which provides a surplus in Brazil’s trade balance, seizing vast natural mineral reserves and creating a high number of direct and indirect jobs. In 2022, the Brazilian mining industry accounted for 12% of Brazil’s total exports and 49% of Brazil’s trade balance. In 2022, iron ore exports represented 69%, or US$28.9 billion, of the Brazilian mining industry’s total exports.

According to The Commodity Exchange Inc. – COMEX, in 2022, China was the country that most imported from the Brazilian mining industry, having imported a total of US$17.94 billion. Of the total exports of the Brazilian mining industry in 2022, 69.3% were related to iron, 6.6% to copper, 11.8% to gold, 4.9% to niobium and 7.4% to others.

Brazil is well-positioned as a supplier of the world’s iron ore demand. In 2022, Brazil accounted for 16.7% of the global production of iron ore, with a production of 399.34 million metric tons, in each case according to the global research and consulting firm Wood Mackenzie.

In addition, according to the MME, Brazil’s total iron ore reserves represented a volume of 34 billion metric tons in 2022, which accounted for approximately 18.9% of global iron ore reserves, evidencing the importance of Brazil to the global iron ore extraction sector.

Brazilian iron ore is considered to be high quality and contains a low level of contaminants in its composition. Due to these characteristics, exported iron ore has gained ground in international markets, particularly in China, where recent regulatory changes have led Chinese steel producers to turn to higher quality iron ore.

Furthermore, as a result of the depreciation of the real, iron ore prices have become more competitive due to the increased purchasing power of international players that purchase Brazilian iron ore. This sets a favorable scenario for us since most of our mining production costs are denominated in reais while our mining revenues are mostly denominated in U.S. dollars, which increases the margin of our products.

Extracted iron ore can be used to manufacture several types of steel, so there is a strong correlation between steel production and the consumption of iron ore.

Overview of Cement Industry

Cement is one of the main inputs used in construction and, as a result, the cement industry is affected by trends and dynamics in the civil construction market, which is, in turn, acutely subject to macroeconomic developments. In particular, GDP growth and decreased interest rates result in increased credit availability, which fuels demand in the civil construction market.

The civil construction market in Brazil is affected by infrastructure and affordable housing projects, which account for a significant portion of Brazilian civil construction demand. The Green and Yellow Housing Program (Programa Casa Verde e Amarela), led by the Brazilian federal government to address Brazil’s housing deficit, is directed at affordable housing projects, which account for a significant portion of civil construction in Brazil. As of December 31, 2022, there was a deficit of approximately 8.0 million residential units in Brazil, according to the Union of Real Estate Purchase, Sale and Administration Companies (Sindicato das Empresas de Compra, Venda e Administração de Imóveis), or SECOVI.

In addition, infrastructure in Brazil presents ample room for development. Although Brazil was the twelfth largest economy in the world in 2022, in terms of GDP and according to the World Bank, significant infrastructure bottlenecks present an important opportunity for civil construction and, consequently, for demand for cement.

4C. Organizational Structure

We conduct our business directly and through subsidiaries. For more information on our organizational structure, see note 10 to our audited consolidated financial statements included elsewhere in this annual report.

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

The table below sets forth certain material information regarding our properties as of December 31, 2022. For more information, see note 11 to our audited consolidated financial statements included elsewhere in this annual report.

Description		Activity	Country	State	City	Title
CSN	Presidente Vargas Steelworks	Steel Mill	Brazil	Rio de Janeiro	Volta Redonda	Owned
CSN	CSN Paraná	Galvanized and Pre-Painted Products	Brazil	Paraná	Araucária	Owned
CSN	CSN Porto Real	Galvanized Steel Producer	Brazil	Rio de Janeiro	Porto Real	Owned
CSN	Service Center	Distributor	Brazil	São Paulo	Mogi das Cruzes	Owned
CSN	Service Center	Distributor	Brazil	Bahia	Camaçari	Owned
CSN	Thermoelectric Plant	Energy	Brazil	Rio de Janeiro	Volta Redonda	Owned
CSN	Long Steel Plant	Long steel Manufacturer	Brazil	Rio de Janeiro	Volta Redonda	Owned

CSN	Distribution Center	Distributor	Brazil	Rio Grande do Sul	Canoas	Third Parties
CSN	Steel Distribution Center	Distributor	Brazil	Minas Gerais	Contagem	Third Parties
CSN	Distribution Center	Steel Distributor	Brazil	Rio Grande do Sul	Caxias do Sul	Third Parties
CSN	Distribution Center	Steel	Brazil	São Paulo	Jacareí	Third Parties
CSN	Distribution Center	Steel Distributor	Brazil	Bahia	Camaçari	Third Parties
CSN	Distribution Center	Steel Distributor	Brazil	Santa Catarina	Joinville	Third Parties
CSN	Distribution Center	Distributor	Brazil	São Paulo	Vargem G. Paulista	Third Parties
CSN	Office	Office	Brazil	São Paulo	São Paulo	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	Mogi das Cruzes	Owned
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Minas Gerais	Uberlândia	Owned
CSN Cimentos	Arcos Mine	Limestone Mine	Brazil	Minas Gerais	Arcos	Owned
CSN Cimentos	Clinker and Cement Plant	Cement Manufacturer	Brazil	Minas Gerais	Arcos	Owned
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	Mauá	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	Ribeirão Preto	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	Americana	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	São José dos Campos	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	Osasco	Third Parties
CSN Cimentos	Cement Plant	Cement Manufacturer	Brazil	Rio de Janeiro	Volta Redonda	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Rio de Janeiro (Arará)	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Rio de Janeiro (Campo Grande)	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Queimados	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Itaboraí	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Barra Mansa	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Minas Gerais	Arcos	Third Parties
CSN Cimentos	Mine	Limestone Mine	Brazil	Paraíba	Pitimbu	Owned
Companhia Metalúrgica Prada	Service Center	Distributor	Brazil	São Paulo	Mogi das Cruzes	Owned
Companhia Metalúrgica Prada	Service Center	Distributor	Brazil	São Paulo	Bebedouro	Owned
Companhia Metalúrgica Prada	Steel Can Manufacturer	Packaging	Brazil	São Paulo	São Paulo	Owned
Companhia Metalúrgica Prada	Steel Can Manufacturer	Packaging	Brazil	Minas Gerais	Uberlândia	Owned
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	Rio de Janeiro	Resende	Third Parties
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	Rio Grande do Sul	Pelotas	Third Parties
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	Rio de Janeiro	Barão de Juparanã	Owned
Companhia Metalúrgica Prada	Distribution Center	Steel Roll	Brazil	São Paulo	Salto	Third Parties
Companhia Metalúrgica Prada	Distribution Center	Distributor	Brazil	São Paulo	Piracicaba	Third Parties
Companhia Metalúrgica Prada	Distribution Center	Distributor	Brazil	Minas Gerais	Contagem	Third Parties

CSN Mineração	Iron Ore Mine	Iron Ore Mine	Brazil	Minas Gerais	Congonhas	Owned and Third Parties
CSN Mineração	Ouro Preto Mine	Iron Ore Mine	Brazil	Minas Gerais	Ouro Preto	Owned
CSN Mineração	TECAR	Iron Ore Shipment	Brazil	Rio de Janeiro	Itaguaí	Third Parties
Minérios Nacional	Fernandinho Mine	Iron Ore Mine	Brazil	Minas Gerais	Rio Acima	Third Parties
ERSA	ERSA Office	Tin Mine	Brazil	Rondônia	Ariquemes	Owned
ERSA	ERSA Mine	Tin Mine	Brazil	Rondônia	Itapuã do Oeste	Owned
Companhia Siderúrgica Nacional, LLC	CSN LLC Office	Office	USA	Illinois	Chicago	Third Parties
Lusosider	Lusosider	Flat Steel Producer	Portugal	Seixal	Seixal	Owned
SWT	SWT	Steel Profile	Germany	Saalfeld-Rudolstadt	Unterwellenborn	Owned
Consórcio Usina Hidrelétrica de Igarapava	Hydroelectric Facility	Energy	Brazil	São Paulo	Igarapava	Owned
Itá Energética S.A.	Hydroelectric Facility	Energy	Brazil	Rio Grande do Sul	Aratiba	Owned
TECON	TECON - Terminal de Containers	Logistics	Brazil	Rio de Janeiro	Itaguaí	Third Parties
MRS	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
FTL	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
TLSA	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
Elizabeth Cimentos S.A.	Cement Plant	Cement Manufacturer	Brazil	Paraíba	Alhandra	Owned
Elizabeth Cimentos S.A.	Distribution Center	Cement Distributor	Brazil	Bahia	Salvador	Third Parties
CSN Cimentos Brasil	Cargo Terminal	Cargo Terminal	Brazil	São Paulo	Ribeirão Preto	Owned
CSN Cimentos Brasil	Cargo Terminal	Cargo Terminal	Brazil	Pernambuco	Recife	Third Parties
CSN Cimentos Brasil	Cargo Terminal	Cargo Terminal	Brazil	Rio Grande do Norte	Macaíba	Third Parties
CSN Cimentos Brasil	Rio Blender e Cargo Terminal	Rio Blender e Cargo Terminal	Brazil	Rio de Janeiro	Rio de Janeiro	Owned
CSN Cimentos Brasil	Cement plant and limestone mine	Cement plant and limestone mine	Brazil	Rio de Janeiro	Cantagalo	Owned
CSN Cimentos Brasil	Cargo Terminal	Cargo Terminal	Brazil	Minas Gerais	Barbacena	Owned
CSN Cimentos Brasil	Cement plant Mine Capoeira Grande	Cement plant Mine Capoeira Grande	Brazil	Minas Gerais	Barroso	Owned
CSN Cimentos Brasil	Small hydroelectric power plant Macacos	Small hydroelectric power plant Macacos	Brazil	Minas Gerais	Sacramento	Owned
CSN Cimentos Brasil	Cement plant and limestone mine	Cement plant and limestone mine	Brazil	Minas Gerais	Montes Claros	Owned
CSN Cimentos Brasil	Cement plant and Matozinhos Mine	Cement plant and Matozinhos Mine	Brazil	Minas Gerais	Pedro Leopoldo	Owned
CSN Cimentos Brasil	Clay mine	Clay mine	Brazil	Minas Gerais	Matozinhos	Owned
CSN Cimentos Brasil	Limestone extraction	Limestone extraction	Brazil	Minas Gerais	Prados	Owned
CSN Cimentos Brasil	Cement plant	Cement plant	Brazil	Paraíba	Caaporã	Owned
CSN Cimentos Brasil	Cement grinding	Cement Grinding	Brazil	Bahia	Candeias	Owned
CSN Cimentos Brasil	Cement grinding and limestone mine	Cement grinding and limestone mine	Brazil	Goiás	Cocalzinho de Goiás	Owned
CSN Cimentos Brasil	Cement grinding	Cement grinding	Brazil	Espírito Santo	Serra / Vitória	Owned
CSN Cimentos Brasil	Cement grinding and aggregate	Cement grinding and aggregate	Brazil	São Paulo	Sorocaba	Owned
CSN Cimentos Brasil	Aggregate	Aggregate	Brazil	São Paulo	Mairiporã	Owned

CSN Cimentos Brasil	Aggregate	Aggregate	Brazil	São Paulo	Cajamar	Owned
CSN Cimentos Brasil	Aggregate	Aggregate	Brazil	São Paulo	Barueri	Owned
CSN Cimentos Brasil	Concrete plant	Concrete plant	Brazil	São Paulo	São José dos Campos	Third Parties
CSN Cimentos Brasil	Concrete plant	Concrete plant	Brazil	São Paulo	São Vicente	Owned
CSN Cimentos Brasil	Concrete plant	Concrete plant	Brazil	São Paulo	Guarujá	Owned
CSN Cimentos Brasil	Cargo Terminal and Concrete plant	Cargo Terminal and Concrete plant	Brazil	São Paulo	Santo André	Owned
Metalgráfica Iguaçu	Manufacture of metal packaging	Manufacture of metal packaging	Brazil	Paraná	Ponta Grossa	Owner
Metalgráfica Iguaçu	Manufacture of metal packaging	Manufacture of metal packaging	Brazil	Goiás	Goiânia	Third Parties
CEEE-G	PCH Capigui	Energy	Brazil	Rio Grande do Sul	Marau	Third Parties
CEEE-G	PCH Forquilha	Energy	Brazil	Rio Grande do Sul	Maximiliano de Almeida	Third Parties
CEEE-G	PCH Guarita	Energy	Brazil	Rio Grande do Sul	Erval Seco	Third Parties
CEEE-G	PCH Herval	Energy	Brazil	Rio Grande do Sul	Santa Maria do Herval	Third Parties
CEEE-G	PCH Ijuizinho	Energy	Brazil	Rio Grande do Sul	Eugênio de Castro	Third Parties
CEEE-G	PCH Ivaí	Energy	Brazil	Rio Grande do Sul	Júlio de Castilhos	Third Parties
CEEE-G	PCH Passo do Inferno	Energy	Brazil	Rio Grande do Sul	São Francisco de Paula	Third Parties
CEEE-G	PCH Santa Rosa	Energy	Brazil	Rio Grande do Sul	Santa Rosa	Third Parties
CEEE-G	PCH Toca	Energy	Brazil	Rio Grande do Sul	São Francisco de Paula	Third Parties
CEEE-G	UHE Canastra / PCH Bugres	Energy	Brazil	Rio Grande do Sul	Canela	Third Parties
CEEE-G	UHE Ernestina	Energy	Brazil	Rio Grande do Sul	Tio Hugo	Third Parties
CEEE-G	UHE Itaúba	Energy	Brazil	Rio Grande do Sul	Pinhal Grande	Third Parties
CEEE-G	UHE Jacuí (Leonel Brizola - Maia Filho)	Energy	Brazil	Rio Grande do Sul	Salto do Jacuí	Third Parties
CEEE-G	UHE Passo Real	Energy	Brazil	Rio Grande do Sul	Salto do Jacuí	Third Parties
CEEE-G	Reservatório Blang	Energy	Brazil	Rio Grande do Sul	São Francisco de Paula	Third Parties
CEEE-G	Reservatório Divisa	Energy	Brazil	Rio Grande do Sul	São Francisco de Paula	Third Parties
CEEE-G	Reservatório João Amado	Energy	Brazil	Rio Grande do Sul	Três Passos	Third Parties
CEEE-G	Reservatório Salto	Energy	Brazil	Rio Grande do Sul	São Francisco de Paula	Third Parties
CEEE-G	Sede administrativa Salto do Jacuí	Office	Brazil	Rio Grande do Sul	Salto do Jacuí	Third Parties
CEC	Hydroelectric Plant	Hydroelectric Plant	Brazil	Santa Catarina	Ipuaçu	Third Parties
Brasil Central Energia	Small Hydroelectric Power Station	Small Hydroelectric Power Station	Brazil	Mato Grosso	Brasnorte	Third Parties
Santa Ana Energética	Small Hydroelectric Power Station	Small Hydroelectric Power Station	Brazil	Santa Catarina	Angelina	Third Parties
For information on environmental matters with respect to certain of the facilities described above, see “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” In addition, for information on our plans to construct, expand and improve our facilities, see “—4B. Business Overview—Investments and Divestitures—Acquisition Activity” and note 21 to our audited consolidated financial statements included elsewhere in this annual report.

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

The following table sets forth select Brazilian macroeconomic indicators for the periods indicated:

	Year ended December 31,
	2020	2021	2022
GDP growth (contraction) rate	(4.1)%	4.6%	2.1%
Inflation (IPCA)(1)	4.5%	10.06%	5.79%
Inflation (IGP-M)(2)	23.1%	23.14%	17.78%
CDI(3)	2.8%	4.4%	12.4%
Appreciation (depreciation) of the real against the U.S. dollar (end of period)	(28.9)%	(7.3)%	10.1%
Exchange rate at the end of period (US$1.00)	R$5.197	R$5.580	R$5.217
Average exchange rate (US$1.00)	R$5.158	R$5.340	R$5.160
Unemployment rate(4)	13.1%	12.6%	9.3%

_____________

Sources: IBGE, Fundação Getúlio Vargas, Central Bank and CETIP.

(1)	The IPCA is measured by the IBGE.
(2)	The IGP-M is measured by the Fundação Getúlio Vargas.
(3)	The Interbank Deposit Rate, or CDI, represents the average interbank deposit rate performed during a given day in Brazil (accrued as of the last month of the period, annualized).
(4)	The unemployment rate (Pesquisa Nacional por Amostra de Domicílios) is measured by the IBGE.

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

Effects of Inflation and Interest Rates

Inflation measured by the IPCA index was 4.5%, 10.1% and 5.8% in 2020, 2021 and 2022, respectively, and was 23.1%, 23.1% and 17.8%, respectively, as measured by the IGP-M index.

Inflation affects our financial performance by increasing our costs and expenses denominated in reais that are not linked to the U.S. dollar. Our cash costs and operating expenses are substantially denominated in reais and have tended to follow the Brazilian inflation ratio, because our suppliers and service providers generally increase or decrease prices to reflect Brazilian inflation. In addition, certain of our real-denominated debt is indexed to consider the effects of inflation. Under this debt, the principal amount is generally adjusted with reference to inflation indices. A significant portion of our real-denominated debt bears interest based on the CDI rate, which is partially adjusted for inflation. The CDI rate as of December 31, 2020, 2021 and 2022 was 2.8%, 4.4% and 12.4%, respectively.

Steel Market

In 2020, 2021 and 2022, our steel segment represented 55.2%, 62.8% and 66.1% of our net revenues, respectively, and 22.2%, 45.3% and 45.7% of our gross profit, respectively. In 2022, 70.2% of our steel revenues were from domestic sales in Brazil and 29.8% were from sales abroad, as compared to 71.1% and 28.9%, respectively, in 2021.

According to the WSA, global crude steel production was 1.83 billion tons in 2022, representing a decrease of 4.3% compared to 2021 and a decrease of 1.7% compared to 2020. In 2022, China was responsible for 1,013 million tons, or about 55%, of the global output, representing a decrease of 2.1% compared to 2021. India’s crude steel production in 2022 was 124.7 million tons, representing an increase of 5.5% compared to 2021. In the European Union, production was 136.7 million tons in 2022, representing a decrease of 10.5% compared to 2021. In the United States, crude steel production was 80.7 million tons in 2022, representing a decrease of 5.9% compared to 2021.

According to IABr, domestic crude steel production was 34 million tons in 2022, or a 5.8% decrease as compared to 2021, while rolled steel output was 23.4 million tons in 2022, or a 9.2% decrease as compared to 2021.

Domestic steel product consumption in Brazil was 23.4 million tons in 2022, or a 10% increase compared to 2021, and domestic sales decreased 9.1% to 20.3 million tons. Annual imports to Brazil were 3.3 million tons, or a 32.9% decrease as compared to 2021, and exports increased 8.8%, from 11.0 million tons in 2021 to 11.9 million tons in 2022.

The WSA estimates that global steel demand, including China, totaled 1.797 billion tons in 2022, which represents a decrease of 2.3% as compared to 2021. Crude steel production decreased in 2022 in all regions of the world: South America by 5.0%, North America by 5.5%, European Union by 10.5% and Asia by 2.3%, in each case as compared to 2021.

Mining Market

In 2020, in the midst of the COVID-19 pandemic, China implemented a strong fiscal stimulus policy, principally in the infrastructure and housing sectors, which had a positive impact on the steel and iron ore market despite the otherwise struggling global company. In 2021, as developed countries began to see recovering macroeconomic conditions amid large stimulus packages, iron ore prices reached their highest level in more than ten years in the first half of 2021. Chinese annual iron ore imports decreased to 1.109 billion tons in 2022, as compared to 1.126 billion tons in 2021, while the global seaborne iron ore market decreased to 1.092 billion tons in 2022, as compared to 1.110 billion tons in 2021.

For more information regarding updates in the Chinese market, see “Item 3. Key Information––3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Adverse economic conditions in China and an increase in global iron ore production capacity could materially and adversely affect us.”

In 2020, 2021 and 2022, our mining segment represented 42%, 38% and 28% of our net revenues, respectively, and 65%, 47% and 41% of our gross profit, respectively. In 2022, 86% of our mining revenues came from exports and 14% from the domestic market, as compared to 83% and 17%, respectively, in 2021.

Cement Market

In 2020, 2021 and 2022, our cement segment represented 2.9%, 3.0% and 6.4% of our net revenues, respectively, and 1.9%, 2.4% and 6.4% of our gross profit, respectively.

Logistics and Energy Markets

The performance of our logistics and energy segments is directly related to the performance of our steel and mining segments. In 2020, 2021 and 2022, these segments represented an aggregate of 6.4%, 5.0% and 6.6% of our net revenues, respectively, and an aggregate of 4.6%, 3.4% and 6.7% of our gross profit, respectively. A material portion of the revenues in these segments is derived from our steel and mining operations, which utilize our logistics network and energy output.

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

Historically, export prices and margins have been lower than domestic prices and margins because of the logistics costs, taxes and tariffs involved in exports, not all of which we can pass onto customers. The portion of our production that we export depends on domestic demand, exchange rate fluctuations and how favorable the prices that can be charged in the international markets are.

Product Mix and Prices

Our steel products fall into four categories: hot-rolled, cold-rolled, galvanized, coated (zinc coated, Al-Zn or painted) and tin mill (tin free steel and steel plate).

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

We consider our flexibility in shifting between domestic and foreign markets, and our ability to monitor and optimize inventory levels in light of changing demand, as key to our success. The following table sets forth a break-down of our sales volume by product:

	Sales Volumes
	Tons			% of Sales Volumes
				In Market*			Total
	2020	2021	2022	2020	2021	2022	2020	2021	2022
Domestic sales
Hot-rolled	1,079	1,312	1,266	34%	41%	41%	23%	29%	29%
Cold-rolled	589	444	421	18%	14%	14%	13%	10%	10%
Galvanized	996	872	887	31%	27%	29%	21%	19%	20%
Tin plate	314	327	274	10%	10%	9%	7%	7%	6%
Long steel	225	221	227	7%	7%	7%	5%	5%	5%
Subtotal	3,204	3,176	3,075	100%	100%	100%	69%	69%	70%

Sales abroad
Slabs	43	-	8	3%	0%	1%	1%	0%	0%
Hot-rolled	54	95	68	4%	7%	5%	1%	2%	2%
Cold-rolled	31	32	36	2%	2%	3%	1%	1%	1%
Galvanized	483	481	418	33%	34%	32%	10%	10%	10%
Tin plate	71	79	65	5%	6%	5%	2%	2%	1%
Long steel	765	740	719	53%	52%	55%	16%	16%	16%
Subtotal	1,447	1,427	1,315	100%	100%	100%	31%	31%	30%

Total sales
Slabs	43	-	8				1%	0%	0%
Hot-rolled	1,134	1,407	1,334				24%	31%	30%
Cold-rolled	620	476	457				13%	10%	10%
Galvanized	1,479	1,353	1,305				32%	29%	30%
Tin plate	385	406	339				8%	9%	8%
Long steel	991	960	946				21%	21%	22%
Total	4,651	4,603	4,389				100%	100%	100%

_____________

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

	Net Operating Revenues
				% of net operating revenues
				In Market*			Total
	2020	2021	2022	2020	2021	2022	2020	2021	2022
	(in thousands of R$)
Domestic sales
Hot-rolled	3,217	7,676	7,122	27%	36%	35%	19%	26%	24%
Cold-rolled	1,880	2,930	2,518	16%	14%	12%	11%	10%	9%
Galvanized	3,977	6,349	6,531	34%	30%	32%	24%	21%	22%
Tin plate	1,766	2,956	2,910	15%	14%	14%	11%	10%	10%
Long steel	611	1,126	1,065	5%	5%	5%	4%	4%	4%
Other products	270	362	441	2%	2%	2%	2%	1%	2%
Subtotal	11,721	21,400	20,588	100%	100%	100%	71%	71%	70%

Sales abroad
Slabs	85	-	25	2%	0%	0%	1%	0%	0%
Hot-rolled	156	633	379	3%	7%	4%	1%	2%	1%
Cold-rolled	96	190	212	2%	2%	2%	1%	1%	1%
Galvanized	1,877	3,495	3,030	38%	40%	35%	11%	12%	10%
Tin plate	324	528	604	7%	6%	7%	2%	2%	2%
Long steel	2,245	3,699	4,371	46%	43%	50%	14%	12%	15%
Other products	98	147	132	2%	2%	2%	1%	0%	0%
Subtotal	4,882	8,691	8,753	100%	100%	100%	29%	29%	30%

Total sales
Slabs	85	0	25	1%	0%	0%	1%	0%	0%
Hot-rolled	3,373	8,309	7,501	20%	28%	26%	20%	28%	26%
Cold-rolled	1,976	3,120	2,731	12%	10%	9%	12%	10%	9%
Galvanized	5,853	9,843	9,561	35%	33%	33%	35%	33%	33%
Tin plate	2,091	3,485	3,515	13%	12%	12%	13%	12%	12%
Long steel	2,856	4,824	5,436	17%	16%	19%	17%	16%	19%
Other products	369	510	573	2%	2%	2%	2%	2%	2%
Total	16,603	30,091	29,341	100%	100%	100%	100%	100%	100%

_____________

*% of sales volume in the market means the participation of each product line in domestic sales and sales abroad.

Accounting for Mining Production Used in Our Steel Production

We are currently self-sufficient for the iron ore used in our steel production, except for pellets. We extract iron ore from our mines owned by CSN Mineração, which mines, in 2022, provided approximately 4.1 million tons of iron ore. We sell the remainder of our iron ore production to third parties in Brazil and abroad.

We record the cost of iron ore for our steel production on our income statement in cost of products sold at its extraction cost plus transport cost from the mine. In 2020, 2021 and 2022, these costs were R$1,430 million, R$2,939 million and R$1,488 million, respectively.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make estimates concerning a variety of matters, some of which are highly uncertain, and our estimates involve judgments we make based on the information available to us. For more information, see note 2.d to our audited consolidated financial statements included elsewhere in this annual report.

Recently Issued Accounting Pronouncements Not Adopted by Us

The standards, amendments to standards and IFRS interpretations issued by the IASB that are not yet effective and were not early adopted by us for the year ended December 31, 2022 are described in note 2.e. to our audited consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents certain financial information with respect to our results of operations for each of the years ended December 31, 2020, 2021 and 2022:

	Year ended December 31,
	2020	2021	2022	2022(1)
	(in millions of R$, except per share data)			(in millions of US$, except per share data)
Net operating revenues	30,064	47,912	44,362	8,502
Cost of products sold	(19,125)	(25,837)	(31,054)	(5,952)
Gross profit	10,939	22,075	13,308	2,550
Operating expenses
Selling	(2,004)	(2,372)	(2,576)	(494)
General and administrative	(505)	(588)	(674)	(129)
Equity in results of affiliated companies	72	183	238	46
Other expenses	(3,270)	(1,716)	(2,908)	(557)
Other income	482	2,958	253	48
Total	(5,225)	(1,535)	(5,666)	(1,086)

Operating income	5,714	20,540	7,642	1,464
Non-operating income (expenses), net
Financial income	1,803	1,167	(78)	(15)
Financial expenses	(2,599)	(3,111)	(3,437)	(659)

(Loss) income before taxes	4,918	18,596	4,127	790
Income tax
Current	(2,052)	(4,241)	(1,538)	(295)

Deferred	1,427	(759)	(421)	(81)

Net income (loss) for the period	4,293	13,596	2,168	414

Net income (loss) attributable to noncontrolling interest	498	1,337	614	117
Net income (loss) attributable to CSN	3,794	12,259	1,554	297
Basic earnings per common share	2.74926	8.90654	1.17108	0.22444
Diluted earnings per common share	2.74926	8.90654	1.17108	0.22444

_____________

(1)	Translated solely for the convenience of the reader at the rate of R$5.218 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2022, as reported by the Central Bank.

Year 2022 Compared to Year 2021

We maintain integrated operations in five business segments: steel, mining, logistics, cement and energy. We manage and control the performance of our various business segments considering our proportional interest in our jointly controlled entity, MRS, reflected in the figures presented below.

Our consolidated results for the years ended December 31, 2021 and 2022 by business segment are presented below:

	Year ended December 31, 2021
	Steel	Mining	Port	Railway(1)	Energy	Cement	Corporate Expenses/ Elimination	Consolidated
	(in millions of R$)
Net revenue
Domestic market	21,400	3,114	311	1,839	223	1,430	(5,084)	23,234
Foreign market	8,691	14,929	-	-	-	-	1,058	24,678
Total net revenue	30,091	18,043	311	1,839	223	1,430	(4,026)	47,912
Cost of sales and services	(20,081)	(7,706)	(220)	(1,266)	(146)	(893)	4,475	(25,837)
Gross profit	10,010	10,338	91	573	76	537	449	22,075
Selling, general and administrative expenses	(1,159)	(351)	(34)	(135)	(32)	(191)	(1,057)	(2,959)
Other operating (income) expenses, net	(405)	(288)	(8)	58	41	(64)	1,907	1,242
Equity in results of affiliated companies	-	-	-	-	-	-	183	183
Operating result before net financial income (expenses) and taxes	8,446	9,699	49	496	85	282	1,482	20,540

_________________

(1)	Railway logistics in our segment break-down includes our investee MRS, which is not consolidated in our audited consolidated financial statements and is reflected only in equity in results of affiliated companies.

	Year ended December 31, 2022
	Steel	Mining	Port	Railway(1)	Energy	Cement	Corporate Expenses/ Elimination	Consolidated
	(in millions of R$)
Net revenue
Domestic market	20,588	1,700	308	2,312	293	2,820	(4,064)	23,957
Foreign market	8,753	10,825					827	20,405
Total net revenue	29,341	12,525	308	2,312	293	2,820	(3,237)	44,362
Cost of sales and services	(23,256)	(7,105)	(221)	(1,507)	(287)	(1,974)	3,296	(31,054)
Gross profit	6,085	5,420	87	805	6	846	59	13,308
Selling, general and administrative expenses	(1,314)	(352)	(33)	(153)	(44)	(386)	(967)	(3,250)
Other operating (income) expenses, net	(778)	(450)	(14)	34	39	(105)	(1,380)	(2,654)
Equity in results of affiliated companies							238	238
Operating result before net financial income (expenses) and taxes	3,993	4,618	40	685	1	355	(2,051)	7,642

_________________

(1)	Railway logistics in our segment break-down includes our investee MRS, which is not consolidated in our audited consolidated financial statements and is reflected only in equity in results of affiliated companies.

Net Operating Revenues

Net operating revenues decreased R$3,549.9 million, or 7.4%, from R$47,912.0 million in 2021 to R$44,362.1 million in 2022, due to lower prices and a decrease in sales volume, mainly in our mining segment.

Net domestic operating revenues remained relatively stable at R$23,957.5 million in 2022, compared R$23,233.8 million in 2021.

Net revenues of exports and sales abroad decreased R$4,273.6 million, or 17.3%, from R$24,678.2 million in 2021 to R$20,404.6 million in 2022, due mainly to lower iron ore prices and a decrease in sales volume in our steel and mining segments.

Steel

Steel net operating revenues decreased R$750.4 million, or 2.5%, from R$30,091.4 million in 2021 to R$29,341.0 million in 2022. Sales volume decreased 4.6%, from 4,603.1 million tons in 2021 to R$4,391.7 million tons in 2022, which effects were partially offset by the increase of 2.4% in average steel prices. Steel net domestic operating revenues decreased by R$812.1 million, or 3.8%, from R$21,400.3 million in 2021 to R$20,588.2 million. Steel net revenues of exports and sales abroad remained relatively stable at R$8,752.8 million in 2022, as compared to R$8,691.3 million in 2021.

Mining

Mining net operating revenues decreased R$5,518.3 million, or 30.6%, from R$18,043.4 million in 2021 to R$12,525.1 million in 2022, due to a decrease of 24.7% in average iron ore prices. Sales volume remained stable, from 33.2 million tons in 2021 to 33.3 million tons in 2022. In 2022, iron ore production reached 33.7 million tons, which represented a 6.8% decrease over the same period in 2021, mainly due to heavy rain in the first quarter of 2022 and certain extraordinary maintenance measures, each of which affected our operations.

Logistics

In 2021, net operating revenues from railway logistics were R$1,839.3 million and net operating revenues from port logistics were R$311.0 million, while in 2022, net operating revenues from railway logistics were R$2,311.8 million and net operating revenues from port logistics were R$308.0 million. In 2022, port logistics handled 1,322 tons of steel products, 42 tons of general cargo, 62,000 containers and 918 tons of bulk. In 2022, average prices remained relatively stable, as compared to 2021.

Energy

Our net operating revenues from the energy segment increased R$70.2 million, or 31.5%, from R$222.8 million in 2021 to R$293.0 million in 2022, mainly due to a decrease in the volume of traded energy.

Cement

Our net operating revenues from the cement segment increased R$1,389.4 million, or 97.2%, from R$1,430.2 million in 2021 to R$2,819.6 million in 2022, mainly due to a 53.9% increase in sales volume. A portion of this increase in sales volume was due to our consolidation of LafargeHolcim (Brasil) S.A.’s operations as of September 2022.

Cost of Products Sold

Cost of products sold increased R$5,216.5 million, or 20.2%, from R$25,837.5 million in 2021 to R$31,054.0 million in 2022, mainly due to an increase in the prices of certain raw materials in our steel and cement segments, which effects were partially offset by a decrease in iron ore prices in our mining segment.

Steel

Steel costs of products sold increased R$3,175.3 million, or 15.8%, from R$20,081.0 million in 2021 to R$23,256.3 million in 2022, mainly due to an increase in the prices of certain raw materials, mainly coal and coke, which effects were partially offset by a decrease in iron ore prices.

The following table sets forth a breakdown of our steel production costs in the periods presented. Except for coal and coke, which we import, and certain metals (such as aluminum, zinc and tin) with domestic prices linked to international prices, our production costs are mostly denominated in reais.

	2021		2022		Variation 2022 v. 2021
	(in millions of R$)	(in R$/ton)	(in millions of R$)	(in R$/ton)	(in millions of R$)	(in R$/ton)
Raw materials	12,982	3,080	13,410	3,596	428	516
Iron ore	2,939	697	1,488	399	(1,451)	(298)
Coal	1,279	303	2,433	652	1,154	349
Coke	3,518	835	4,367	1,171	849	336
Metals	891	211	988	265	98	54
Outsourced slabs	956	227	840	225	(117)	(2)
Pellets	2,461	584	2,120	596	(341)	(15)
Scrap	219	52	221	59	2	7
Other	718	170	952	255	234	85
Labor	943	224	987	265	44	41
Other production costs	3,853	914	4,691	1,258	837	344
Energy / fuel	1,364	324	1,768	474	404	150
Services and maintenance	813	193	930	249	117	56
Tools and supplies	500	119	633	170	133	51
Depreciation	774	184	966	259	192	75
Other	402	95	394	106	(8)	11
Total	17,778	-	19,088	-	1,310	-

Mining

Our mining costs of products sold decreased R$600.4 million, or 7.8%, from R$7,705.8 million in 2021 to R$7,105.4 million in 2022, mainly due a decrease in iron ore prices, which decreased the cost of iron ore purchased from third parties and other costs indexed to these prices, such as the Brazilian government’s royalty (compensação financeira pela exploração mineral – CFEM) and port logistics.

Logistics

Cost of services attributable to our logistics segment increased R$240.9 million, or 16.2%, from R$1,486.6 million in 2021 to R$1,727.5 million in 2022, mainly due to adjustments in fuel prices.

Energy

Cost of products sold attributable to our energy segment increased R$141.0 million, or 96.3%, from R$146.3 million 2021 to R$287.3 million in 2022, mainly due to an increase of 20 MWavg in the volume of contracted energy and to contractual readjustments applied to purchase prices.

Cement

Cost of products sold attributable to our cement segment increased R$1,081.5 million, or 121.1%, from R$892.9 million in 2021 to R$1,974.4 million in 2022, mainly due to an increase in raw material costs and a 53.9% increase in sales volume.

Gross Profit

Gross profit decreased R$8,766.5 million, or 39.7%, from R$22,074.6 million in 2021 to R$13,308.1 million in 2022, due to a decrease in our net operating revenues and an increase in our cost of products sold, as discussed above.

Steel

Gross profit in the steel segment decreased R$3,925.7 million, or 39.2%, from R$10,010.4 million in 2021 to R$6,084.7 million in 2022, due to the reasons discussed above.

Mining

Gross profit in the mining segment decreased R$4,917.8 million, or 47.6%, from R$10,337.6 million in 2021 to R$5,419.7 million in 2022, due to the reasons discussed above.

Logistics

Gross profit in the logistics segment increased R$228.5 million, or 34.4%, from R$663.7 million in 2021 to R$892.2 million in 2022, due to the reasons discussed above.

Energy

Gross profit in the energy segment decreased R$70 million, or 1,166.7%, from R$76.4 million in 2021 to R$5.7 million in 2022, due to the reasons discussed above.

Cement

Gross profit in the cement segment increased R$308 million, or 36.4%, from R$537.3 million in 2021 to R$845.1 million in 2022, due to the reasons discussed above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased R$290.5 million, or 9.8%, from R$2,959.4 million in 2021 to R$3,249.9 million in 2022. Selling expenses increased R$203.5 million, or 8.6%, from R$2,372.3 million in 2021 to R$2,576.8 million in 2022, mainly due to a decrease in volume sold pursuant to cost, insurance and freight – CIF agreements, which effects were partially offset by an increase in average freight rates. General and administrative expenses increased R$87.0 million, or 14.8%, from R$587.1 million in 2021 to R$674.1 in 2022.

Other Operating Income (Expenses)

Other operating income (expenses) varied R$3,896.9 million, from a net operating income of R$1,242.3 million in 2021 to a net operating expense of R$2,654.8 million in 2022.

Other operating income decreased R$2,705.2 million, from R$2,958.4 million in 2021 to R$253.2 million in 2022, mainly due to R$2,472.5 million in proceeds from our sale of part of our equity interest in CSN Mineração in the context of its initial public offering in 2021.

Other operating expenses increased R$1,191.8 million, or 69.5%, from R$1,716.0 million in 2021 to R$2,907.8 million in 2022, mainly due to R$925.6 million in realization of hedge accounting, R$84.4 million in idle capacity in our mining segment, R$205.7 million in demurrage in our steel segment, R$184.3 million in write-offs relating to certain legal proceedings and R$88.2 million in inventory losses, which effects were partially offset by R$388.0 million in fair value reversal of an impairment relating to TLSA.

Equity in Results of Affiliated Companies

Equity in results of affiliated companies increased R$55 million, or 23.1%, from a gain of R$183 million in 2021 to a gain of R$238 million in 2022, mainly due to an increase in the net income of our investee MRS.

Operating Income

Operating income decreased R$12,898.5 million, or 62.8%, from R$20,540.0 million in 2021 to R$7,641.5 million in 2022, due to the reasons discussed above.

Net Financial Income (Expenses)

Net financial expenses increased R$1,570.8 million, or 80.8%, from R$1,944.2 million in 2021 to R$3,515.0 million in 2022, mainly due to (i) R$1,583.5 million in losses on our shares in Usiminas, (ii) R$501.0 million in interest expense on borrowings, financing and debentures, and (iii) R$317.8 million in interest expenses on drawn/forfaiting risk operations, which effects were partially offset by (x) an increase of R$737.7 million in foreign exchange results and (y) an increase of R$483.8 million in gains on financial investments.

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

At statutory rates, we had an expense for income tax and social contribution of R$6,322.6 million in 2021 and R$1,403.0 million in 2022, which represents 34% of our income before taxes. After adjustments to meet the effective income tax rates, we recorded an expense for income tax and social contribution of R$5,000.2 million in 2021 and R$1,978.8 million in 2022. Expressed as a percentage of pretax income, our effective income tax rate was 26.9% in 2021 and 47.5% in 2022. In 2022, in order to meet the effective income tax rate, we had a negative net adjustment of R$555.7 million, mainly due to a negative impact of R$338.3 million in tax on the results of subsidiaries at different rates or not taxed and R$195.1 million in transfer pricing adjustments and profits outside of Brazil.

It is not possible to predict future adjustments to federal income tax and social contribution statutory rates, as they depend on interest on shareholders’ equity, tax incentives and non-taxable factors, including income from offshore operations and tax losses from offshore operations.

For further information, see note 18.a to our audited consolidated financial statements included elsewhere in this annual report.

Net Income for the Year

In 2022, we recorded net income of R$2,167.7 million, as compared to R$13,595.6 million in 2021. The decrease of R$11,428 million, or 527.1%, was due to the reasons discussed above.

Year 2021 Compared to Year 2020

For this discussion, see our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 17, 2022.

Reconciliation of Net Income for the Year to EBITDA

	Year ended December 31,
	2020	2021	2022	2022(1)
	(in millions of R$)			(in millions of US$)
Net income	4,292.6	13,595.6	2,167.7	415.4
Depreciation/amortization/depletion	2,421.5	2,114.7	2,792.8	535.2
Income tax and social contribution	625.5	5,000.1	1,958.7	375.4
Net financial income	796.3	1,944.2	3,515.0	673.6
EBITDA(2)	8,135.9	22,654.6	10,434.2	1,999.7

_____________

(1)	Translated solely for the convenience of the reader at the rate of R$5.218 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2022, as reported by the Central Bank.
(2)	We calculate EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results from discontinued operations.

For more information on our presentation of the non-IFRS measure of EBITDA, see “Presentation of Financial and Other Information—Non-IFRS Financial Measure.”

5B. Liquidity and Capital Resources

Overview

Our main uses of funds are capital expenditures and debt repayments. We have historically met these requirements with cash generated by our operating activities and through the issuance of short and long-term debt instruments. In 2022, we met our cash needs primarily through a combination of operating cash flow, cash and cash equivalents on hand and newly issued long-term debt instruments in order to repay the portion of our total debt maturing in 2022.

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

Sources of Funds and Working Capital

Cash Flows

Cash and cash equivalents decreased to R$11,991 million as of December 31, 2022, as compared to cash and cash equivalents of R$16,646 million as of December 31, 2021.

Operating Activities

Cash provided by operating activities decreased R$12,750.5 million, or 624.1%, from R$14,793.3 million in 2021 to R$2,042.7 million in 2022, mainly due to the R$11,427.9 million decrease in our net income, adjusted by R$2,945.1 million in certain reconciling items that do not represent cash receipts or disbursements, such as the positive change of R$1,788.3 million in the fair value of our Usiminas shares, reflected in our net income that did not affect our cash provided by operating activities, as well as depreciation and amortization expenses, deferred income taxes, foreign exchange variations and minor other changes that, in the aggregate, amount to R$1,315.7 million. In addition, in 2021, we adjusted by R$2,472.5 million the gains on our sale of part of our interest in CSN Mineração in the context of its initial public offering.

Additionally, we had net changes in certain operating assets and liabilities, including a decrease of R$2,613.8 million in trade receivables, a decrease of R$213.2 million in taxes recoverable, a decrease of R$3,726.9 million in taxes payable, a decrease of R$177.8 million in interest payments and a decrease of R$4,199.7 million in suppliers, which effects were partially offset by an increase of R$5,617.1 million in inventories and an increase of R$476.0 million in advance of customers, as well as a decrease of R$77.0 million as settlement of our Platts iron ore index hedge and our receipt of R$370.0 million pursuant to a compulsory loan.

Investing Activities

Cash used in investing activities was R$11,455.5 million in 2022 and cash provided by investing activities was R$447.9 million in 2021. The increase of R$11,902.5 million in cash used in investing activities was mainly due to payments of R$8,547.3 million to acquire equity interests in certain companies (see “Item 4. Information on the Company—4B. Business Overview—Investments and Divestitures—Acquisition Activity”), R$487.5 million to acquire certain property, plant and equipment and R$366.4 million in the context of other acquisitions. These effects were partially offset by our receipt of cash and equivalents in the amount of R$1,205.7 million in the context of these acquisitions. Additionally, in 2021, we received R$3,164.6 million in gains on our sale of part of our equity interest in CSN Mineração in the context of its initial public offering.

Financing Activities

Cash provided by financing activities was R$4,747.0 million in 2022 and cash used by financing activities was R$8,529.8 million in 2021. This increase of R$13,277 million in cash provided by financing activities was mainly due to (i) a decrease of R$6,856.3 million in debt amortization payments in 2022, as compared to 2021 and (ii) an increase of R$7,342.4 million in new borrowings, financing and debentures. These effects were partially offset by (x) an increase of R$466.2 million in dividends and interest on shareholders’ equity paid in 2022, as compared to 2021 and (y) R$1,347.9 million in cash provided by financing activities in 2021 in the context of CSN Mineração’s initial public offering.

Trade Accounts Receivable Turnover Ratio

Our trade accounts receivable turnover ratio, which is the ratio between our trade accounts receivable and our net operating revenues, measured in days of sales, was 23 days, 20 days and 23 days as of December 31, 2020, 2021 and 2022, respectively.

Inventory Turnover Ratio

Our inventory turnover ratio, which we measure by dividing our inventories by our annualized cost of products sold, measured in days of cost of products sold, was 64 days, 140 days and 143 days as of December 31, 2020, 2021 and 2022, respectively.

Trade Accounts Payable Turnover Ratio

Our trade accounts payable turnover ratio, which we measure by dividing our trade accounts payable by our cost of products sold, measured in days of cost of products sold, was 94 days, 134 days and 119 days as of December 31, 2020, 2021 and 2022, respectively. This extension in payment terms reflects our renegotiation of commercial terms with our suppliers and contractors.

Liquidity Management

Given the capital intensive and cyclical nature of our industry and the generally volatile Brazilian macroeconomic environment, we retain cash on hand to run our operations and to meet our short-term financial obligations. As of December 31, 2022, cash and cash equivalents were R$11,991 million, as compared to R$16,646 million as of December 31, 2021 and R$9,945 million as of December 31, 2020.

As of December 31, 2022, our short-term and long-term indebtedness accounted for 12.7% and 87.3%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately 63 months.

Capital Expenditures and Investments

In 2022, we had capital expenditures and investments of R$3,413 million, mainly as follows:

•	R$1,425 million in our steel segment: productivity and modernization projects to improve performance, including major overhauls of coke batteries, automation and efficiency improvements, maintenance and spare parts across all of our steel facilities.
•	R$1,275 million in our mining segment: mining expansion projects, investments in tailings filtering and expansion of the Itaguaí port.
•	R$400 million in our cement segment: sustaining projects in our Volta Redonda, Arcos, Alhandra, Pedro Leopoldo and Barroso units.
•	R$313 million in our logistics and energy segments.

Debt and Derivative Instruments

As of December 31, 2021 and 2022, our total debt (composed of current and non-current portions of borrowings and financings) was R$32,508 million and R$40,919 million (including transactions costs), respectively, which represents and 139.1% and 187.6% of shareholders’ equity as of December 31, 2021 and 2022, respectively. As of December 31, 2022, our short-term debt (comprising current borrowings and financings, which includes the current portion of long-term debt) was R$5,194 million and our long-term debt (comprising non-current borrowings and financings) was R$35,725 million.

As of December 31, 2022, approximately 38.3% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars. Our policy is to protect ourselves against foreign exchange losses and interest rate losses on our debt, which we do through hedge accounting.

The following table sets forth our borrowings, financing and debentures, which we record at amortized cost:

	As of December 31, 2022
	Current liabilities	Non-current liabilities
	(in thousands of R$)
Debt agreements in the international market
Variable interest:
US$
Prepayment	1,571	5,474
Fixed interest:
US$
Bonds, perpetual bonds, facility, CCE and ACC	1,190	16,790
EUR
Facility	62	166
	2,823	22,431
Debt agreements in Brazil
Variable interest:
R$
BNDES/FINAME, debentures, NCE and CCB	2,447	13,740
Total borrowings and financing	5,270	36,171
Transaction costs and issue premiums	(76)	(446)
Total borrowings and financing + transaction costs	5,194	35,725

For more information, see notes 13 and 14 to our audited consolidated financial statements included elsewhere in this annual report.

Debt Maturity Profile

In February 2022, CSN Resources S.A. issued US$500.0 million in aggregate principal amount of 5.875% senior notes due 2032, guaranteed by us. We used part of the proceeds from this issuance in our repurchase of US$300.0 million in aggregate principal amount of 2026 notes. In May 2022, CSN Mineração obtained a US$375.0 million syndicated loan, secured by the Italian export credit agency Servizi Assicurativi del Commercio Estero – SACE, with a 10-year maturity schedule. In June 2022, CSN Mineração issued non-convertible debentures in an aggregate principal amount of R$1,400.0 million. In the nine months ended September 30, 2022, CSN Cimentos obtained financings in an aggregate principal amount of R$2,500.0 million in order to complete its acquisition of LafargeHolcim (Brasil) S.A.

In October 2022, we issued non-convertible debentures, in a single series, in an aggregate principal amount of R$1,500.0 million. The debentures have a 62-month term and accrue interest at a rate of 100% of the average daily interbank rate (depósito interfinanceiro) plus 2.50% per annum. We used the net proceeds from this issuance to repay certain bank credit notes and for working capital.

In addition, in November 2022, we issued non-convertible debentures, in a single series, in an aggregate principal amount of R$460.0 million. The debentures have a five-year term and accrue interest at a rate of 100% of the average daily interbank rate (depósito interfinanceiro) plus 1.90% per annum. We used the net proceeds from this issuance in our acquisition of CEEE-G (see “Item 4. Information on the Company—4B. Business Overview—Investments and Divestitures—Acquisition Activity”).

In December 2022, CEEE-G issued non-convertible debentures in an aggregate principal amount of R$1,900.0 million. The debentures have a two-year term and accrue interest at a rate of 100% of the average daily interbank rate (depósito interfinanceiro) plus 2.35% per annum. The debentures are fully guaranteed by us.

In December 2022, our subsidiary Companhia Metalúrgica Prada issued non-convertible debentures in an aggregate principal amount of R$130.0 million. The debentures have a two-year term and accrue interest at a rate of 100% of the average daily interbank rate (depósito interfinanceiro) plus 2.35% per annum. The debentures are fully guaranteed by us.

The following chart sets forth our debt maturity profile as of December 31, 2022 (amounts do not consider accrued interest, transaction costs or premiums on issuance):

The following table sets forth the maturity profile of our long-term debt as of December 31, 2022, gross of transaction costs and premiums on issuance:

Maturity	Principal Amount
(in thousands of R$)
2023	5,270
2024	3,875
2025	3,459
2026	4,640
2027	2,988
After 2027	21,209
Total	41,441

We expect to fully pay, using cash flows from operating activities or new financings, or refinance the portions of our indebtedness due in 2023 to 2025.

For information on recent developments relating to our debt maturity profile, see “Item 4. Information on the Company—4A. History and Development of the Company—Recent Developments—Pre-Payment Export Financing Agreement.”

Contractual Obligations

The following table presents our long-term contractual obligations as of December 31, 2022:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of R$)
Contractual Obligations
Long-term accrued finance charges(1)	14,3131,317	3,000,215	6,842,040	2,982,543	1,488,519
Taxes payable in installments	465	281	131	34	19
Long-term debt(2)	35,725,106	3,798,759	10,956,817	8,843,225	12,126,304
“Take-or-pay” contracts	7,305	3,112	3,838	277	78
Derivatives swap agreements(3)	169	0	11	0	158
Leasing agreements(4)	517	93	170	90	164

Purchase Obligations
Raw materials(5)	9,138	7,978	1,160	-	-
Maintenance(6)	1,564	1,088	430	45	1
Utilities/fuel(7)	1,135	853	234	46	2
Total	50,058,715	6,812,378	17,803,673	11,826,260	13,615,245

_________________

(1)	These accrued finance charges refer to the cash outflow related to the contractual interest expense of our long-term debt and were calculated using the contractual interest rates taken forward to the maturity dates of each contract.
(2)	These amounts were presented net of transaction costs and issue premiums.
(3)	Derivative swap agreements were calculated based on market prices as of December 31, 2022.
(4)	Refers to TECON, TECAR and FTL concessions agreements.
(5)	Refers mainly to purchases of coal, tin, aluminum and zinc, which comprise part of the raw materials for steel manufacturing and take-or-pay contracts.
(6)	We have outstanding contracts with several contractors in order to maintain our plants in good operating condition; due to the strong demand for specialized maintenance service, the term of some of these contracts is for more than one year.
(7)	Refers mainly to natural gas, power supply and cryogenics, which are provided by limited suppliers and with some of whom we maintain long-term contracts.

Off-Balance Sheet Arrangements

In addition to the debt that is reflected on our balance sheet, we have the following guarantees of debt of other companies and “take-or-pay” contractual obligations:

Guarantees of Debt

We guarantee 100% of the loans granted by BNDES and Banco do Nordeste/FNE to TLSA and 50.97% of the debentures held by FDNE and issued by TLSA. The aggregate principal amount outstanding under the loans and debentures guaranteed by us as of December 31, 2022 was R$3.6 million.

Under the TLSA Investment Agreement we and our partners, Valec and FDNE, agreed that if the construction of Northeastern Railway System II requires funds in addition to the budget agreed on, they will be provided by us or third parties under trackage right agreements.

“Take-or-Pay” Contractual Obligations

The following table sets forth our payment obligations under our “take-or-pay” agreements for the years presented:

	Payments in the period
	2022	2023	2024	2025	After 2025	Total
	(in thousands of R$)
Type of service
Transportation of iron ore, coal, coke, steel products, cement and mining products	1,569	1,621	1,646	1,659	1,306	6,232
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets	2,191	1,618	1,424	331	741	4,113
Processing of slag generated during pig iron and steel production	84	54	8	-	-	62
Manufacturing, repair, recovery and production of ingot casting machine units	-	-	-	-	-	-
Oil storage and handling	3	3	1	-	-	4
Labor and consultancy services	33	34	34	26	130	224
Total	3,880	3,330	3,112	2,016	2,177	10,635

MRS

Following is a description of our take-or-pay contractual obligations under our outstanding agreements with MRS:

Transportation of Iron Ore, Coal and Coke to Volta Redonda

In 2022, the volume set for iron ore and pellets was 6.8 mkt and the volume set for coal, coke and other smelter products was 3.2 mkt, with a guarantee of payment of at least 85% of forecast annual revenue.

Transportation of Iron Ore for Export from Itaguaí

In 2022, the volume set for iron ore was 38.8 mkt, with a guarantee of payment of at least 85%. We may increase by up to 10% or decrease by up to 15% the volume set in the agreement every year, considering the volume informed in the previous year.

Transportation of Steel Products

The agreement covers the transportation of steel products from the Presidente Vargas Steelworks to third-party terminals and customers. In 2022, the volume set for steel products was 1.8 mkt, with a guarantee of payment of at least 80%.

Cement Transportation

This agreement covers transportation of bagged cement from the cement plant at Presidente Vargas to our terminals. In 2022, the volume set was 633.6 kt, with a guarantee of payment of at least 80%.

Ferrovia Centro Atlântica

Following is a description of our take-or-pay contractual obligations under our outstanding agreements with Ferrovia Centro Atlântica. The calculation of “take-or-pay” contracts with Ferrovia Centro Atlântico considers the total volume performed in clinker and limestone contracts, regardless of the percentage transported of each.

Transportation of Limestone

This agreement covers transportation of limestone from the city of Arcos to the city of Volta Redonda. In 2022, the volume set under this agreement was 1.8 mkt, with 100% of performance volume guaranteed.

Transportation of Clinker

This agreement covers transportation of clinker products from the city of Arcos to the city of Volta Redonda. In 2022, the volume set under this agreement was 660 kt, with 100% of performance volume guaranteed.

The calculation of amounts under our “take-or-pay” contracts with Ferrovia Centro Atlântico considers the total volume transported of clinker and limestone, regardless of the percentage transported of each.

Supply of Energy, Natural Gas, Oxygen, Nitrogen, Argon and Iron Ore Pellets

We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas Steelworks. These gases are supplied by a third party under a long-term contract from its gas production facilities located on the Presidente Vargas Steelworks site. To secure gas supply (oxygen, nitrogen and argon), in 1994, we signed a 22-year “take-or-pay” agreement with White Martins under which we are committed to acquire at least 90% of the gas volume guaranteed in the contract. Under the terms of the agreement, we are not required to advance funds raised against future processing charges if White Martins is unable to meet its financial obligations. Although the original term of the agreement ended in November 2016, White Martins continues to supply gas until we negotiate a new agreement.

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

CSN Inova, created in 2018, is our innovation-focused subsidiary and we also have an active research and development center. CSN Inova is responsible for systematizing and leading the innovation process in an organized and broad manner in each of our business segments, including by hiring startups and connecting with universities and innovation hubs. Following are CSN Inova’s innovation pillars: (i) process optimization and operational efficiency; (ii) new revenue sources; and (iii) culture and sustainability. Together with each business area, CSN Inova implements short-, medium- and long-term projects that introduce new methodologies to solve our challenges, including production updates and new materials, and to support our digital transformation, make the most of our assets and seize new business opportunities.

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

In 2022, CSN Inova Tech evaluated multiple technologies to apply to our project portfolio, principally for the processing of steel slag and the production of pellets and cold agglomerated briquettes that do not require the use of fossil fuels. CSN Inova Tech constantly monitors technological trends and developments in the industry sectors in which we operate.

In addition, in 2022, of the 55 ongoing initiatives of the CSN Inova’s portfolio, 21 were in the planning phase, 23 were piloted and 11 were being scaled. Moreover, CSN Inova Ventures ended 2022 with eight companies in its portfolio, with investments made through contributions between R$1.0 million and R$10.0 million, with new contributions expected to be made throughout 2023. Furthermore, as of the constitution of our ESG Committee in February 2021, CSN Inova Ventures has consolidated itself as one of the first corporate venture capital vehicles in the world. The integration of CSN Inova Ventures' activities into the socio-environmental transition strategy contributes to our ability to accelerate our sustainability agenda.

5D. Trend Information

Recent global developments relating to Russia’s conflict with Ukraine have generated significant uncertainty in global trade and volatility in commodities markets. As of the date of this annual report, the only impact on our operations that we have identified in 2022 has been an increase in certain raw materials prices and our ongoing search to replace Russian coal supply. Consequently, as of the date of this annual report, we have not identified risks to the continuity of our operations and have substantially maintained our operating assumptions unchanged. However, we cannot foresee the full extent of the potential impacts of this conflict or of related global developments that may significantly affect the industries in which we operate or our business.

In addition, uncertainty relating to developments in the Chinese economy has generated and we expect will continue to generate volatility in the global iron ore market in 2023. The restrictive policies imposed by the Chinese government as a measure to curb the impact of the spread of COVID-19, China’s housing market crisis and energy rationing generated by a heat wave in the third quarter of 2022 affected industrial production and had a direct impact on the global price of iron ore. However, since the end of 2022, policies relating to economic stimuli and easing of restrictions relating to the global development have improved global expectations of the iron ore market.

In Brazil, despite the challenges that the rise in interest rates has brought to the real estate sector, the cement market has shown resilience, with infrastructure projects and structured construction helping to compensate for a decrease in the launch of new housing units and in informal construction projects. According to the Brazilian National Union of the Cement Industry (Sindicato Nacional da Indústria do Cimento – SNIC), cement sales reached 63,052 million tons in 2022, which represents a decrease of less than 3% compared to 2021. In addition, the Brazilian government elected in 2022 has expressed interest in strengthening housing programs for low income families, which we expect will provide important growth opportunities for our cement segment.

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

Our board of directors is responsible for setting general guidelines and policies for our business and our board of executive officers is responsible for the implementation of such guidelines and policies and for our day-to-day operations. As of the date of this annual report, our board of directors comprises one chairman and four members, and our board of executive officers comprises our chief executive officer and five executive officers.

Our board of directors holds at least six ordinary meetings per year and extraordinary meetings whenever necessary.

Our directors and executive officers as of the date of this annual report are:

Name	Position	Age(1)	First Elected on	Last Elected on
Board of Directors
Benjamin Steinbruch	Chairman	69	April 23, 1993	April 30, 2021
Fabiam Franklin	Member	55	April 28, 2016	April 30, 2021
Yoshiaki Nakano	Member	78	April 29, 2004	April 30, 2021
Antonio Bernardo Vieira Maia	Member	63	April 30, 2013	April 30, 2021
Miguel Ethel Sobrinho	Member	76	April 26, 2019	April 30, 2021

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer	69	April 30, 2002	September 22, 2021
Marcelo Cunha Ribeiro	Chief Financial and Investor Relations Officer	45	September 29, 2017	September 22, 2021
David Moise Salama	Executive Officer	56	August 2, 2011	September 22, 2021
Luis Fernando Barbosa Martinez	Executive Officer	59	August 2, 2011	September 22, 2021
Alexandre de Campos Lyra	Executive Officer	61	March 2, 2023	March 2, 2023
Stephan Heinz Josef Victor Weber	Executive Officer	61	June 7, 2021	September 22, 2021

_____________

(1)	Age as of the date of this annual report.

The next election for our board of directors is expected to take place in April 2023. The next election for our board of executive officers is expected to take place in September 2023.

Board of Directors

Following is a brief biography of the members of our board of directors:

Benjamin Steinbruch. Mr. Steinbruch has been a member of our board of directors since April 1993 and has held the position of chairman since April 1995 and of chief executive officer since April 2002. He is in charge of our mining, railways and institutional strategy. He also holds the position of chairman of the board of directors and executive officer of the companies that are directly or indirectly controlled by us. In the past five years, he has served as first vice president of the Federation of Industries of the state of São Paulo (Federação das Indústrias do Estado de São Paulo), or FIESP, member of FIESP’s Superior Strategic Board, advisor to the Robert Simonsen Institute, chairman of the board of directors of Nacional Minérios S.A. (merged into CSN Mineração in 2015), TLSA and FTL. Mr. Steinbruch graduated from the Fundação Getúlio Vargas – FGV/SP Business School and specialized in marketing and finance also at Fundação Getúlio Vargas – FGV/SP.

Fabiam Franklin. Mr. Franklin is a member of our board of directors. He was a member of the board of directors of the Brazilian Association of Metallurgy and Mining (Associação Brasileira de Metalurgia, Materiais e Mineração) from 2015 to 2017. He also coordinated the CSN Financial Education Program from 2008 to 2017, and he has been working at the company as a production general manager since November 2002. Mr. Franklin graduated in metallurgical engineering from Universidade Federal Fluminense – UFF/RJ and specialized in reduction metallurgy at the McMaster University, Hamilton, Canada. He holds a master’s in business management from Fundação Dom Cabral – Belo Horizonte/MG and a master’s degree in economics from IBMEC.

Yoshiaki Nakano. Mr. Nakano has been a member of our board of directors since April 2004, and a member of our audit committee since June 2005, serving as chairman of the audit committee since October 2017. He also holds the position of member of the board of directors of the companies that are directly or indirectly controlled by us. In the past five years, Mr. Nakano was a professor of economics at Fundação Getúlio Vargas – FGV/SP and has served as director of the School of Economics of Fundação Getúlio Vargas – FGV/SP since 2003. He was also a member of the Economy Superior Council (Conselho Superior de Economia – COSEC) of FIESP/Instituto Roberto Simonsen and a board member of the Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP, until 2015. Previously, Mr. Nakano served as Special Secretary for Economic Affairs in the Ministry of Finance and as Finance Secretary of the state of São Paulo. Mr. Nakano graduated in business administration from Fundação Getúlio Vargas and has a master’s in business administration and a Ph.D. from Cornell University.

Antonio Bernardo Vieira Maia. Mr. Maia was elected member of our board of directors in April 2013 and has been a member of our audit committee since August 2013. He served as chairman of the audit committee from May 2014 to October 2017. He was also a member of our Financial Committee from October 2014 to December 2016. He graduated in business and public administration from Fundação Getúlio Vargas.

Miguel Ethel Sobrinho. Mr. Sobrinho has been a member of our board of directors since April 2019 and a member of our audit committee since May 2019. He also holds the position of member of the board of directors of the companies that are directly or indirectly controlled by us. He graduated in production engineering from the Polytechnical School of the University of São Paulo and holds a master’s in business administration from the School of Economics and Administration of the University of São Paulo. He was a professor of project and investment analysis at the School of Economics and Administration of the University of São Paulo and member of the Curator Board and founder of the Administration Institute Foundation of the University of São Paulo.

Board of Executive Officers

Following is a brief biography of the members of our board of executive offers:

Benjamin Steinbruch. See “—Board of Directors.”

Marcelo Cunha Ribeiro. Mr. Ribeiro was elected as an executive officer in September 2017, and is in charge of the treasury, controller, tax and accounting areas. He is our chief financial officer and, since March 2018, our chief investor relations officer. He is a member of the board of directors and an executive officer of the companies that are directly or indirectly controlled by us. Prior to joining us, Mr. Ribeiro was chief financial officer of St. Marche Group, vice president of finance and investor relations of Restoque Comércio e Confecções de Roupas S.A., chief financial officer of Grupo SBF (GP Investimentos Ltd.) and held other director positions at several companies. Mr. Ribeiro graduated in production engineering from the University of São Paulo and has a master’s in business administration from Harvard Business School.

David Moise Salama. Mr. Salama was elected as an executive officer in August 2011 and is in charge of the real estate, insurance and credit areas. He has been with us since 2006, having acted as investor relations officer. He also holds the position of member of the board of directors and executive officer of the companies that are directly or indirectly controlled by us. Mr. Salama graduated in accounting and has a master’s in business administration in finance, both from the School of Economics, Business and Accounting of the University of São Paulo. He complemented his academic education by attending the Oxford Advanced Management and Leadership Program of Saïd Business School at Oxford University, England, and the Harvard Law School Program on Negotiation at Harvard University.

Luis Fernando Barbosa Martinez. Mr. Martinez was elected as an executive officer and has been an effective member of August 2011. He is in charge of the commercial and logistics areas of the steel, cement and special sales segment. He has been with us since 2002, having previously acted as sales officer. He also holds the position of member of the board of directors and executive officer of the companies that are directly or indirectly controlled by us. Mr. Martinez graduated with a degree in Metallurgical Engineering from Instituto Mauá de Tecnologia, has a graduate degree in industrial management from the School of Production Engineering of the University of São Paulo and completed the Corporate Management Development Program at Alcan Aluminum Limited in Montreal, Canada. In addition, he is certified as an experienced board member by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa), or the IBGC.

Alexandre de Campos Lyra. Mr. Lyra joined us as executive director in March 2023, and is responsible for the production area of our steel segment. From 1999 to 2022, Mr. Lyra held various positions at Vallourec Soluções Tubulares Brasil S.A., such as president from 2009 to 2022, vice-president from 2014 to 2022, member of the global management committee, director of operations, general manager of marketing and sales of industrial tubes and marketing superintendent. From 2016 to 2018, Mr. Lyra was president of IABr. Mr. Lyra holds a degree in metallurgical engineering and a master’s degree in materials science, each from the Instituto Militar de Engenharia, and a PhD in metallurgy from the University of Aachen in Germany.

Stephan Heinz Josef Victor Weber. Mr. Weber joined us as executive officer in June 2021 and is responsible for investments. Before joining us, he served as chief executive officer of Scorpius Gold Brasil S.A., 3 Scorpius Gold Mineração S.A. and Brasil Calcarium S.A., from 2018 to 2021. He has also served, in Brazil and abroad, in companies in the steel and mining industry, including African Minerals, Anglo American and Rio Tinto. Mr. Weber holds a degree in metallurgical engineering from the Federal University of Ouro Preto and a master’s degree in metallurgical engineering from the Federal University of Minas Gerais. In addition, he completed a program in global business from the Saïd Business School at Oxford University in the United Kingdom.

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

6B. Compensation

In 2022, the total compensation paid by us to all members of our board of directors and board of executive officers for services in all capacities was R$43.6 million, which includes salaries, bonuses, profit sharing arrangements and benefits, such as medical care, pension plan contributions and life insurance, among others. In 2022, the aggregate compensation paid by us to all members of our fiscal council for services rendered was R$0.64 million.

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

The members of our fiscal committee as of the date of this annual report are:

Name	Position	Age(1)	First Elected on	Last Elected on
Angélica Maria de Queiroz	Chairwoman	65	June 29, 2018	April 29, 2022
Valmir Pedro Rossi	Member	61	April 30, 2020	April 29, 2022
André Coji	Member	58	June 29, 2018	April 29, 2022

_____________

(1)	Age as of the date of this annual report.

Following is a brief biography of the members of our fiscal committee:

Angélica Maria de Queiroz. Ms. Queiroz has been the chairwoman of our fiscal committee since February 2022 (she was an alternate member since June 2018). Initially, Ms. Queiroz held the position of alternate member and after replacement of a titular member, she become an effective member. She is an associate director of the Brazilian Public Policy Debate Center (Centro de Debate de Políticas Públicas – CDPP) and has been a member of the advisory board of the Brazilian Institute of Management and Turnaround (Instituto Brasileiro de Gestão e Tecnologia – IBGT) since 2005, a founding partner of Clear Horizon in 2002, a strategy consultant for national and international companies (focused on supply and distribution, production, sales and finance) and member of the fiscal committee of the non-governmental organization Américas Amigas. Ms. Queiroz was an independent consultant for our audit committee from 2011 to 2017. She holds a degree in economic sciences from the Pontifical Catholic University of Rio de Janeiro and a postgraduate degree in finance from Fundação Getúlio Vargas in Rio de Janeiro.

Valmir Pedro Rossi. Mr. Rossi has been a member of our fiscal committee since April 2020. In the last five years, Mr. Rossi worked as an accountant at Casfor Org. Contábeis and Bertol S.A. and as a consultant at Sebrae RS. He also worked for 30 years at Banco do Brasil S.A. and was president of Banco da Amazônia S.A., a publicly traded federal bank headquartered in Belém. Mr. Rossi graduated in accounting from the University of Passo Fundo, with a postgraduate degree in finance from the University of Caxias do Sul and in marketing from PUC Rio de Janeiro and has a Master’s in business administration from the University of São Paulo and in business management from UNB-Brasília.

André Coji. Mr. Coji has been a member of our fiscal committee since June 2018. In the last five years, Mr. Coji served as an effective member of the board of directors of Via Varejo S.A. and he was treasury director for a non-profit organization, Unibes, and a member of the advisory board of several Brazilian families, responsible for asset management, fiscal planning, tax and succession planning. Mr. Coji graduated in business administration from Fundação Getúlio Vargas and in law from the University of São Paulo. He has also a board of directors’ certificate from the IBGC.

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

Service Contract

We permit our directors to continue to participate in our employee pension plan after ceasing to be a director.

6D. Employees

As of December 31, 2020, 2021 and 2022, we had 23,196 and 24,660, 26,766 employees, respectively. As of December 31, 2022, 4,051 of our employees were members of the Metalworkers Union of Volta Redonda, affiliated with Força Sindical, which is a national union. We believe we have a good relationship with Força Sindical. We have collective bargaining agreements, renewable annually in May of each year. In addition, we have members affiliated with other unions, such as the Engineers' Union, with five members, and the Camaçari Workers' Union, with a total of seven members. In all other companies controlled by us, including ERSA, CSN Mineração, FTL and TLSA, we have a total of 257 unionized employees.

We maintain an employee profit sharing plan. All employees participate in this plan and earn bonuses based on our consolidated results, on the results of our business units.

We are the main sponsor of a non-profit entity, Caixa Beneficente dos Empregados da CSN, created in July 1960, whose main objective is to pay benefits that complement the government's social security benefits to our former employees. As a sponsor, we carry out transactions involving the payment of contributions and recognition of actuarial obligations determined in defined benefit plans. For more information, see note 30 to our audited consolidated financial statements included elsewhere in this annual report.

6E. Share Ownership

The Steinbruch family, which includes Mr. Benjamin Steinbruch, our chairman and chief executive officer, holds an indirect majority ownership interest in Vicunha Aços S.A. and Rio Iaco Participações S.A., our controlling shareholders.

Our executive officers and the members of our board of directors directly held an aggregate of 101,502 of our outstanding common shares as of December 31, 2022.

6F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

In March 2023, the holding companies of our controlling shareholders underwent a reorganization, which did not result in a change of control. As of March 31, 2022, our capital stock comprised 1,326,093,947 common shares, each of which entitles its holder to one vote at our shareholders’ meetings. Our major shareholders do not have different voting rights from our other shareholders. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Common Shares and the ADSs—Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours.”

The following table sets forth, as of March 31, 2022, the number of our common shares owned by our major shareholders:

	Common Shares Shares Owned	Percent of Outstanding Shares
Vicunha Aços S.A.(1)	543,617,803	40.99%
Rio Iaco Participações S.A.(1)	45,706,242	3.45%
CFL Ana Participações S.A.	135,904,451	10.25%
Others	600,865,451	45.31%
Total	1,326,093,947	100.00%

_____________

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

Following is an overview of the types of related party transactions we enter into:

•	Our commercial and financial transactions with our subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties are carried out at market prices and under market conditions, based on common terms and rates applicable to third parties.
•	We maintain relations with other unconsolidated related parties, which include, among others, CBS Previdência, Fundação CSN, Banco Fibra, Ibis Participações e Serviços Ltda., Partifib Projetos Imobiliários Ltda., Vicunha Imóveis Ltda., Vicunha Serviços Ltda.

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

Labor Contingencies

As of December 31, 2022, we and our subsidiaries were defendants in 10,290 labor claims, for which we recorded a provision of R$375.4 million. Most of these claims relate to alleged subsidiary and/or joint liability with respect to our independent contractors, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, health plan, indemnity claims resulting from other alleged occupational diseases or on-the-job accidents, breaks between working hours and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

We update our provisions for labor contingencies as a result of the closing of lawsuits and our constant revision of accounting estimates, which consider, among other factors, the nature of the claims involved.

Civil Contingencies

Our civil contingencies relate mainly to indemnity claims resulting from contractual disputes and collections, claims for damages and compensation related to our commercial and industrial activities and real estate disputes. As of December 31, 2022, we had recorded a provision of R$851 million for these civil contingencies.

Tax Contingencies

Our main tax contingency relates to a tax assessment notice involving R$14,174 million (as of December 31, 2022) issued against us for an alleged failure to submit to taxation a capital gain resulting from the alleged sale of 40% of our shares in former subsidiary Namisa (merged into our subsidiary CSN Mineração as of December 31, 2015) to the Asian Consortium. In May 2017, the São Paulo regional judgment office (Delegacia Regional de Julgamento), which is a lower administrative court, issued a decision cancelling the tax assessment notice. This decision was reversed and the tax assessment was upheld by the second level administrative court – the Administrative Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or CARF. We have challenged the merits of the tax assessment at the judicial level before and obtained an injunction against any immediate assessment. In April 2018, a federal court of tax enforcement set aside a portion of our assets, including buildings, equipment, land, vehicles, fixtures and furniture, as collateral for our potential liability under this proceeding, which we replaced with certain other assets in 2020. At the end of 2019, the court issued a decision favorable to us and cancelled the CARF judgment at the administrative level due to legal nullities and, as of the date of this annual report, the case is pending final judgment by the second level judicial court. Our assessment remains that our risk of loss is possible.

This same tax assessment notice resulted in another contingency issued against Namisa (merged into our subsidiary CSN Mineração as of December 31, 2015) involving R$3,759 million, as of December 31, 2022. This tax assessment is for income tax and social contribution not paid due to allegedly improper goodwill amortization from 2008 to 2011. In May 2013, the São Paulo regional judgment office issued a decision favorable to us and cancelled the tax assessment notice, which decision was confirmed by CARF. After an appeal filed by the Federal Prosecutor’s Office, the Superior Chamber of CARF reversed the decision and reinstated the tax assessment, but there remains a pending issue to be decided by the lower administrative authorities regarding the qualified penalty. We challenged the formal requirements of the Federal Prosecutor’s Office’s appeal at the judicial level. In 2020, we filed an annulment lawsuit to contest the merits of the tax assessment and entered into an agreement (negócio jurídico processual) that was approved by the court. Following the closing of the administrative proceeding, tax enforcement was ordered and, pursuant to the agreement we entered into, we will present certain collateral and installment payments.

In December 2018, another contingency related to allegedly improper goodwill amortization from 2013 to 2014 was issued against Namisa. This tax assessment demands the payment of income tax and social contribution involving approximately R$1,160 million, as of December 31, 2022. In June 2019, we filed our appeal to CARF, which issued a decision favorable to us in December 2019. This decision is subject to appeal to the Superior Chamber of CARF and the case is pending final judgment.

In addition, we received tax assessment notices in December 2015 and December 2016 for R$1,219 million and R$1,169 million as of December 31, 2022, respectively, for an allegedly improper deduction of interest expenses in pre-payment contracts between us and Namisa. With regards to the December 2015 tax assessment, after a partially favorable decision issued by CARF that reduced the amount of the tax assessment, we filed an annulment lawsuit to challenge to remainder of the tax assessment, which is suspended until a final judgment of the annulment lawsuit is rendered. With regards to the December 2016 tax assessment, we filed an annulment lawsuit to contest the tax assessment and the Federal Prosecutor’s Office filed a tax enforcement. Both are pending court decision.

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

In March 2016, we applied to CADE to partially suspend the TCD so as to exercise certain rights, namely appointing independent directors and members of the fiscal committee, which request CADE granted and following which, at Usiminas’ annual general shareholders’ meeting in April 2016, we appointed two independent directors and one independent member of Usiminas’ fiscal committee, as well as their respective alternates. The 2016 appointments are under litigation and, although there has been no judicial order overturning or otherwise suspending their effects, since 2016 we have been unable to appoint new members to Usiminas’ fiscal committee. CADE denied our request for exception in April 2018. In 2019, CADE approved an amendment to the TCD, in order to establish a new timeframe for us to reduce our equity stake in Usiminas. In April 2021, we requested an additional extension of this timeframe and, in September 2022, CADE approved our request, which terms remain confidential.

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

In November 2022, after TCU determined the repeal of the injunction suspending further disbursements by government agencies. TLSA required and received R$70.0 million from FINOR and is negotiating the receipt the FDNE disbursement.

In December 2022, we entered into an amendment to the concession agreement of TLSA, pursuant to which, among other things, there was a change to the railroads granted to TLSA and we agreed to certain mandatory investments and to the conditions for the return of the Salgueiro – Porto de Suape’s grid. This amendment represents an important step in the evolution of TLSA’s operations, which will support our operations and the transportation of our products across the Northeast region of Brazil. Our subsidiary FTL operates Northeastern Railway System I. In July 2022 FTL filed a request for an early extension of the concession contract for another 30 years, based on compliance with the legal requirements and the goals established by ANTT regarding the volume of production and security.

In November 2022, after TCU determined the repeal of the injunction suspending further disbursements by government agencies, TLSA required and received R$70MM from FINOR, and are negotiating the receipt the FDNE disbursement, what do hope to happen in 2023.

Additionally, in December 2022, after long negotiations with ANTT, TCU and federal government leaders of Brazil about the continuity of the project and effective solutions for the problems, TLSA achieved excellent results with a signature the first amendment with the grantor of this concession of Northeastern Railway System II to redefine the project scope, which resulted in a project with prevision the current 1.206 km because devolution of stretches between Salgueiro – Porto Suape and a new finish construction deadline in December 2029.

About Northeastern Railway System I, which is in operation by our subsidiary FTL, the subsidiary filed in July 2022, the request for an Early Extension of the concession contract for another 30 years, which is based on compliance with the legal requirements and the goals established by ANTT regarding the volume of production and security. With the positive environment of negotiations for the concession contract, as well as the growth of FTL, the subsidiary considers imminent the early extension of the concession contract in order to definitively resolve the ANTT aforementioned suggestion to terminate TLSA’s concession in advance.

Environmental Proceedings

Our main environmental contingencies comprise: (i) notices of alleged environmental infractions; (ii) annulment lawsuits arising from fines; and (iii) public civil actions. As of December 31, 2022, we had recorded an aggregate provision of R$37.3 million relating to these environmental contingencies.

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

In July 2012, the Rio de Janeiro State Prosecutor’s Office filed a public civil action against us claiming that we must (i) remove all waste disposed in an area used as an industrial landfill in the city of Volta Redonda and (ii) relocate 750 residences located in the adjacent neighborhood Volta Grande IV Residential. In August 2013, the Federal Prosecutor’s Office filed a judicial civil proceeding against us based on these same claims. In both cases, the court denied these requests but ordered that we present a timetable to investigate the area and, if necessary, to remediate the potential issues raised by the Rio de Janeiro State Prosecutor’s Office. We presented a timetable considering the conclusion of all studies related to our investigation, including a risk assessment and intervention plan, which were concluded in April 2014. In January 2019, the Superior Court of Justice ordered that both lawsuits be decided by the federal court. We have also received, as of the date of this annual report, 51 notices for lawsuits brought by certain homeowners at Volta Grande IV Residential, claiming indemnification for alleged moral and material damages, and, in January 2020, an additional public civil action was filed against us relating to adverse health effects allegedly caused by water contamination from our operations. We presented our defense in October 2021 and the court ordered that this public civil action be ruled upon together with the prior proceedings.

In April 2013, INEA fined us R$35 million in relation to Volta Grande IV Residential, in response to which we filed an annulment action in January 2014 to the Tenth Public Treasury Court of the Capital District (Rio de Janeiro). INEA, in response, filed a fiscal execution action in May 2014 for enforcement of the fine. The fiscal execution action is suspended until judgment is rendered in the annulment action, which in turn is also suspended until the expert examination that will be carried out as part of the public civil action filed in 2012 by the Federal Prosecutor’s Office.

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

We are also party to two public civil actions filed against us by the Federal Prosecutor’s Office and the Rio de Janeiro State Prosecutor’s Office in the federal court of Volta Redonda seeking moral and material damages due to alleged environmental damage caused in the 1980s and 1990s by our use of certain landfills in Volta Redonda without the appropriate environmental license. One of these claims is in the approximate amount of R$300.0 million. In December 2021, after presenting our defense, the court ordered a conciliatory session to clarify technical matters relating to the environmental management of the area with INEA, as well as suspension of the proceedings pending completion of the environmental management schedule of the area, which is expected for mid-2023.

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

In December 2019, the Public Prosecutor’s Office filed a public civil action against TECON and INEA to suspend the environmental licensing process of TECON’s container terminal until completion of the study on the environmental support capacity of the Sepetiba Bay. In December 2019, the court rejected the preliminary injunction requested by the Public Prosecutor’s Office to suspend the licensing process. As of the date of this annual report, the proceeding is pending decision by the court.

In June 2019, we filed a lawsuit to contest a notification from INEA regarding suspension of the solid bulk operations at TECON due to these operations allegedly not being within the scope of permitted activities under TECON’s operating license. We also requested a preliminary injunction, which was granted, to suspend the effects of the notification and to continue operations pending final judgment of the lawsuit. As of the date of this annual report, we are awaiting the expert witness opinion on the matter. The proceeding remains in the initial phase.

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

We are party to public civil actions filed by, among others, the Minas Gerais State Prosecutor’s Office to compel our mining entity (Minérios Nacional) to take security measures at the Fernandinho dam complex. These public civil actions have pleaded, among other things, an injunction for us to present an emergency plan in relation to the Fernandinho dam complex and evidence of adoption of preventive structural measures, as well as definitive implementation of an emergency plan and a monthly security audit report. In December 2022, CSN Mineração entered into an agreement with the Public Prosecutor’s Office to end the lawsuits.

In April 2019, the Minas Gerais State Prosecutor’s Office filed a public civil action to compel us to adopt mitigating measures regarding the psychological risks and losses allegedly generated by the Casa de Pedra dam, including relocating residents and indemnifying the value of their homes, bearing rent and social assistance expenses and relocating the children who attended the daycare center and school that have been closed. The Minas Gerais State Prosecutor’s Office also pleaded for the payment of collective moral damages. In November 2021, a first instance ruling ordered that we pay rent for residents to relocate and that we construct the daycare center and school that were closed. We filed an appeal, which revoked the decision and was not subsequently appealed by the Minas Gerais State Prosecutor’s Office.

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

In February 2022, CSN Mineração and Minérios Nacional signed certain TACs with the Federal Prosecutor’s Office, the Minas Gerais State Prosecutor’s Office, the state of Minas Gerais, the State Environmental Foundation and the ANM in order to define the necessary security measures and the procedures and timeline required for the de-characterization of our B4, Vigia, Vigia auxiliary, B2 and B2 auxiliary dams.

Since 2021, there are a total of 251 indemnification actions filed by professional fishermen for alleged material and moral damages derived from an event that occurred in April 2021 at the Port of Itaguaí. Plaintiffs allege that TECAR and TECON dumped iron ore that interrupted fishing activities. Currently, there is a criminal investigation to verify the conduct of the plaintiffs and lawyers on these actions.

Other Environmental Liabilities

Our main environmental liabilities as of December 31, 2022 were associated with environmental recovery at former coal mines decommissioned in 1989 in the state of Santa Catarina, as well as environmental recovery due to previous operations in Presidente Vargas Steelworks.

We record a provision for remediation costs and environmental claims when a loss is probable, the amount can be reasonably estimated and we may incur a legal obligation. This provision is included in our income statements as other operating income (expenses). We do not include in our reserves environmental liabilities related to ERSA, as these are contractually supported by its former owner.

As of December 31, 2022, we had provisions for environmental liabilities in the total amount of R$172.6 million, as compared to R$173.6 million as of December 31, 2021. We believe our provisions are sufficient to cover all probable losses in environmental proceedings.

The following table sets forth our provisions for environmental liabilities as of the dates indicated:

(in millions of R$)
December 31, 2021	173.6
Decommissioned coal mines (Santa Catarina)	0.6
Landfills and other(1)	(1.6)
December 31, 2022	172.6

_____________

(1)	Refers to an estimated calculation of recovery costs related to landfill remediation obligations.

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

Other Legal and Administrative Proceedings

We are defendants in other legal and administrative proceedings involving claims in the aggregate amount of R$47,688 million as of December 31, 2022, as compared to R$40,780 million as of December 31, 2021, of which (i) R$42,195 million relate to tax contingencies as of December 31, 2022 (R$36,418 million as of December 31, 2021), (ii) R$2,611 million relate to civil contingencies as of December 31, 2022 (R$1,776 million as of December 31, 2021), (iii) R$1,727 million relate to labor contingencies and social security contingencies as of December 31, 2022 (R$1,537 million as of December 31, 2021) and (iv) R$969 million relate to environmental contingencies as of December 31, 2022 (R$835 million as of December 31, 2021). Our legal counsel has assessed these contingencies as entailing a risk of possible loss and, therefore, no provision has been recorded for these contingencies.

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

Additionally, since the case’s referral to electoral court, no evidence or testimony has been presented to corroborate the statements initially made. In March 2021, the Supreme Court ruled on the preliminary injunction of a constitutional appeal, which had been filed in favor of our chairman and chief executive officer, and suspended electoral investigations due to a lack of evidence. In December 2021, the Supreme Court granted an order to close the investigation of the Public Prosecutor’s Office and all the related proceedings ongoing in the electoral court. In analyzing the merit of the constitutional appeal, the justices of the Supreme Court recognized the illegal constraint imposed on our chairman and chief executive officer due to the exceeded time of the investigation and the lack of criminal evidence to justify the continuity of the case. As a result, the inquiry carried at the electoral court has been shut down.

Cement Operations Investigations

The Chairman of the Company’s Board of Directors was summoned to provide clarification in May/2021 in the context of a police investigation launched by the Federal Police in January/2021, based on an anonymous complaint, to investigate an alleged cartel, by cement manufacturers.

The Company clarifies that it acts in accordance with current legislation and in compliance with ethical and legal parameters, not corroborating practices that violate free market competition.

The Public Prosecutor’s Office requested that the case be closed, arguing that although notices of price increases by the cement industries were issued on close dates, this wasn´t enough to demonstrate the occurrence of a crime against the economic order. In other words, this fact would not be illegal, which was accepted by the criminal judge. The case was filed on December 8, 2022.

Police inquiry that requests information regarding invoices for cement transport contracts. On June 29, 2021, the Company received a letter from the Federal Police requesting information regarding invoices referring to cement transport contracts entered into with a company providing transport services, representing approximately 1% of the volume of services of this nature contracted by the Company. Said company was contracted based on competitive price-taking processes conducted by the Company. In the document that resulted in the initiation of the investigation, the chairman of the Company's Board of Directors is mentioned in this capacity.

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

The TJLP is based on the annual profitability average of Brazilian public internal and external debt. The TJLP for 2022 was 7.2% per annum.

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

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2022, the aggregate market capitalization of the B3 was R$4.2 trillion and the ten largest companies listed on the B3 represented 46.14% of the total market capitalization of all listed companies. In contrast, as of December 31, 2022, the aggregate market capitalization of the NYSE was US$22.76 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Common Shares and the ADSs—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.”

As of December 31, 2022, we accounted for approximately 0.46% of the market capitalization of all listed companies on the B3.

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

Resolution No. 44, sets forth the CVM’s requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of trading and acquisition of securities issued by publicly held companies.

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

Pursuant to CVM Rule No. 80, dated March 29, 2022, the CVM expanded the quantity and improved the quality of information required to be reported by issuers in Brazil. This rule provides the market with greater transparency and requires issuers to file annually a comprehensive reference form (Formulário de Referência) and a governance report (Informe de Governança). The reference form is in line with the shelf registration system recommended by the International Organization of Securities of Commissions (IOSCO) through which information is consolidated and subject to periodic update. In the governance report, we disclose information regarding governance practices set forth in the Brazilian Code of Corporate Governance, by the method of “practice or explain.” Each of our reference form and governance report are available on our investor relations website (www.ri.csn.com.br) or on the CVM’s website (http://www.cvm.gov.br).

The CVM also enacted Rule No. 81, dated March 29, 2022, to regulate two key issues involving general meetings of shareholders in publicly held companies: (i) the extent of information and documents to be provided in support of call notices (subject to prior disclosure to shareholders); and (ii) proxy solicitation for the exercise of voting rights. The rule aims to (x) improve the quality of information disclosed by publicly held companies to shareholders and to the market in general, favoring the use of the Internet; (y) make the exercise of voting rights less costly and foster the participation of shareholders in general meetings, especially for companies with widely dispersed capital; and (z) facilitate shareholder oversight of companies.

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

Overview

As of December 31, 2022, our capital stock comprised 1,326,093,947 common shares. Our bylaws authorize our board of directors to increase our capital stock to up to 2,400,000,000 common shares without an amendment to our bylaws. There are currently no classes or series of preferred shares issued or outstanding. We may purchase our own shares for purposes of cancellation or to hold them in treasury subject to certain limits and conditions established by the CVM and Brazilian Corporate Law. See “Item 16. Reserved––16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Shareholders’ meetings are called, convened and presided over by the chairman of our board of directors or, in his absence, by whom he appoints. Brazilian Corporate Law requires that our shareholders’ meeting be convened by publication of a notice in a newspaper of general circulation in Brazil and in the city in which our principal place of business is located, currently the Jornal Folha de São Paulo – Edição Regional, at least 21 days prior to the scheduled meeting date and no fewer than three times. However, CVM rules require that companies whose shares are also represented by ADSs must convene a shareholders’ meeting no later than 30 days in advance. Both notices must contain the agenda for the meeting and, in the case of an amendment to our bylaws, an indication of the subject matter.

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

Redemption Rights

Our common shares are not redeemable, except that a dissenting and adversely affected shareholder is entitled, under Brazilian Corporate Law, to obtain redemption upon a decision made at a shareholders’ meeting by shareholders representing at least one-half of the issued and outstanding voting shares to: (i) create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of preferred shares (unless these actions are provided for or authorized by our bylaws); (ii) modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than an existing class of preferred shares; (iii) reduce the mandatory distribution of dividends; (iv) change our corporate purpose; (v) merge us with another company or consolidate us; (vi) transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company (incorporação); (vii) approve the acquisition of control of another company at a price that exceeds certain limits set forth under Brazilian Corporate Law; (viii) approve our participation in a centralized group of companies as defined under Brazilian Corporate Law; (ix) conduct a spin-off that results in (a) a change of corporate purpose, (b) a reduction of the mandatory dividend or (c) any participation in a group of companies as defined under Brazilian Corporate Law; or (x) in the event that the entity resulting from (a) a merger or consolidation, (b) an incorporação as described above or (c) a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which the decision was taken. The right of redemption lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. We would be entitled to reconsider any action giving rise to redemption rights within ten days following the expiration of those rights, if the redemption of shares of dissenting shareholders would jeopardize our financial stability. Law No. 9,457, dated May 5, 1997, which amended Brazilian Corporate Law, contains provisions which, among other things, restrict redemption rights in certain cases and allow companies to redeem their shares at their market value, subject to certain requirements. According to Brazilian Corporate Law, the reimbursement value of the common shares must equal the book value, which is determined by dividing our net assets by the total number of shares issued by us, excluding treasury shares (if any).

Preemptive Rights

Except as provided for in Brazilian Corporate Law (such as in the case of mergers and public offerings), our bylaws allow each of our shareholders a general preemptive right to subscribe to shares in any capital increase, in proportion to his or her ownership interest. A minimum period of 30 days following the publication of notice of a capital increase is allowed for the exercise of the right and the right is transferable. In the event of a capital increase that would maintain or increase the proportion of capital represented by common shares, holders of ADSs may have preemptive rights to subscribe only to newly issued common shares. In the event of a capital increase that would reduce the proportion of capital represented by common shares, holders of ADSs may have preemptive rights to subscribe for common shares, in proportion to their ownership interest, only to the extent necessary to prevent dilution of their interest in us. Moreover, U.S. holders of ADSs representing our common shares, pursuant to the deposit agreement, are deemed to recognize that all preemptive and similar rights with respect to the ADSs have been validly waived. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Common Shares and the ADSs—Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares.”

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

Under current Brazilian legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. See “Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Common Shares and the ADSs—If you surrender ADSs and withdraw common shares, you risk forfeiting Brazilian tax advantages and losing the ability to timely remit foreign currency abroad.”

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

IOF on Bonds and Securities Transactions

IOF may also be levied on transactions involving bonds and securities, or “IOF/Securities,” including those carried out on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Securities applicable to most transactions involving common shares is currently zero. The Brazilian government may increase the rate of the IOF/Exchange up to 1.5% per day at any time, but such an increase will only apply in respect of future transactions.

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

This summary does not purport to address all the material U.S. federal income tax consequences that may be relevant to the holders of our common shares or the ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, U.S. expatriates, investors that own, have owned or are treated as owning, directly, indirectly or constructively 10% or more of our stock by vote or value, “controlled foreign corporations,” certain investors who file applicable financial statements required to recognize income when the associated revenue is reflected on such financial statements, investors that hold our common shares or the ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and persons whose functional currency is not the U.S. dollar) may be subject to special tax rules.

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

Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign income taxes and certain exceptions for short-term and hedged positions, any Brazilian income tax withheld from dividends paid by us may be treated as foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, provided that the withholding tax constitutes a “covered withholding tax” under recent U.S. regulations (or at a U.S. Holder’s election, may be deducted in computing taxable income, provided that, in the case of any “covered withholding tax,” the U.S. Holder has elected to deduct all foreign income taxes paid or accrued for the relevant taxable year). The rules with respect to foreign tax credits are complex and recent U.S. regulations have imposed additional requirements that must be met for a foreign tax to be creditable (including requirements that a “covered withholding tax” be imposed on nonresidents in lieu of a generally applicable tax that satisfies the regulatory definition of an “income tax,” which may be unclear or difficult to determine). U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

10J. Annual Report to Security Holders

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

We are exposed to the following floating interest rates:

•	U.S. dollar LIBOR, due to our floating rate U.S. dollar-denominated debt (usually trade finance related) and our cash position held offshore in U.S. dollars, which is invested in short-term instruments;
•	TJLP, due to real-denominated debt indexed to this interest rate; and
•	CDI (benchmark Brazilian real overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt.
		Maturities
	Notional amount	2023	2024	2025	2026	2027	Thereafter
	(in millions of R$)
Exposure as of December 31, 2022* (amortization)
U.S. dollar LIBOR	7,046	1,571	430	1,579	697	590	2,178
U.S. dollar fixed rate	15,708	301	15	-	1,565	-	13,827
CDI	14,373	1,692	2,880	984	2,061	2,080	4,676
TJLP	803	62	74	74	79	80	434
Other	3,512	1,644	475	823	238	238	95

Our cash and cash equivalents were as follows as of the dates presented:

	December 31, 2021	December 31, 2022	Exposure
Cash in reais	6,562	5,196	CDI
Cash in U.S. dollars	9,244	6,795	LIBOR

The following table sets forth the average interest rate of our borrowings and financing:

	As of December 31, 2022
	Average interest rate(*)	Total debt
		(in thousands of R$)
US$	6.21%	25,025,568
R$	15.40%	16,186,891
EUR	3.33%	228,489
		41,440,948

_____________

(*)	In order to determine the average interest rates for our borrowings and financing agreements with floating rates, we used rates as of December 31, 2022.

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

	As of December 31, 2022
	Functional Currency	Notional Amount	Average Interest	Average Maturity (days)
		(in millions of R$)
Hedge accounting of export	U.S. dollar	4,409	-	-
CDI to U.S. dollar swap	U.S. dollar	67	-	-
Real to U.S. dollar currency swap	U.S. dollar	115	-	-
IPCA-to-CDI interest rate swap	Real	3,600	-	-

Foreign Currency Exchange Rate Risk

Fluctuations in exchange rates can have significant effects on our operating results. They affect the value of our real-denominated assets, the carrying and repayment costs of our real-denominated financial liabilities, our real-denominated production costs, the cost of real-denominated capital items and the prices we receive in the Brazilian market for our finished steel products. We may contract derivatives to manage certain of our net foreign exchange rate exposures, trying to balance our non-real-denominated assets with our non-real-denominated liabilities and using derivative instruments to match them. However, at any given time we may have significant foreign currency exchange rate risk exposure.

Our exposure to the U.S. dollar is due to the following contract categories:

•	U.S. dollar-denominated debt;
•	offshore cash;
•	currency derivatives;
•	U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and
•	offshore investments, which comprise assets purchased offshore and denominated in U.S. dollars on our balance sheet.

The following table sets forth our exposure to U.S. dollar exchange rate risk:

	As of December 31,
	2021	2022
	(in thousands of R$)
U.S. dollar liabilities
Loans and financing	3,866	4,594
Trade accounts payable	614	366
Others	149	23
Total liabilities	4,629	4,983

U.S. dollar assets
Offshore cash and cash equivalents	1,656	1,191
Guarantee margin	24	27
Trade accounts receivable	212	316
Total assets	1,892	1,534

Total U.S. dollar exposure	(2,737)	(3,449)

Cash flow – hedge accounting	2,655	4,410
Exchange rate swap BRL x U.S. dollar	-	(115)
Exchange rate swap CDI x U.S. dollar	(67)	(67)
Total U.S. dollar net exposure	(149)	779

Our exposure to the euro is due to the following contract categories:

•	euro-denominated debt;
•	offshore cash;
•	euro indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and
•	offshore investments: assets that we bought offshore and that are denominated in euros on our balance sheet.

The following table sets forth our exposure to euro exchange rate risk:

	As of December 31,
	2021	2022
	(in millions of R$)
Euro liabilities
Trade accounts payable	2	105
Loans and financing	-	25
Others	1	45
Total liabilities	3	175

Euro assets
Offshore cash and cash equivalents	75	104
Trade accounts receivable	5	37
Other	-	-
Total assets	80	141

Total euro exposure	77	(34)

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

Sensitivity Analysis

In the Brazilian macroeconomic environment, exchange rate variation is the most significant market risk we face. The U.S. dollar selling rate had an annual volatility of 16.1% from 2021 to 2022.

Sensitivity Analysis of Derivative Financial Instruments and Foreign Exchange Exposure

Scenarios 1 and 2 represent 25% and 50% appreciation of the foreign currency, using the respective closing selling rate as of December 31, 2022, as reported by the Central Bank, as a benchmark.

The currencies used in the sensitivity analysis and the respective scenarios are as follows:

	December 31, 2022
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
U.S. dollar to real	5.2177	5.2070	6.5221	7.8266
Euro to real	5.5694	5.5580	6.9618	8.3541
U.S. dollar to euro	1.0674	1.0674	1.3343	1.6011

Set forth below are the effects on our income statement of scenarios 1 and 2:

	Notional	Risk	Probable scenario(*)	Scenario 1	Scenario 2
	(in thousands of R$)
Instruments
Gross exchange position	(3,449,813)	U.S. dollar	36,913	(4,500,022)	(9,000,045)
Cash flow hedge accounting	4,409,760	U.S. dollar	(47,184)	5,752,201	11,504,402
Exchange rate swap CDI x U.S. dollar	(67,000)	U.S. dollar	717	(87,396)	(174,793)
Exchange rate swap U.S. dollar to real	(115,000)	U.S. dollar	1,230	(150,009)	(300,018)
Net exchange position	777,947	U.S. dollar	(8,324)	1,014,774	2,029,546

_____________

(*)	We calculated the probable scenario considering the following variations: 0.21% appreciation of the real against the U.S. dollar / 0.20% appreciation of the real against the euro and no variation of the euro against the U.S. dollar.

Source: Central Bank as of March 1st, 2023.

Sensitivity Analysis of Changes in Interest Rates

Scenarios 1 and 2 represent 25% and 50%, respectively, interest volatility growth as of December 31, 2022, and set forth below are the effects on our balance sheet:

					Impact on profit or loss
	% p.a.	Assets	Liabilities	Probable scenario*	Scenario 1	Scenario 2
		(in thousands of R$)
Changes in interest rates
CDI	13.65	5,026,521	(14,249,092)	(10,481,452)	(10,796,172)	(11,110,892)
TJLP	7.20	-	(1,044,833)	(1,120,061)	(1,138,868)	(1,157,675)
Libor	5.14	-	(6,936,984)	(7,293,466)	(7,382,586)	(7,471,707)
SELIC	13.75	-	(14,596)	(16,603)	(17,105)	(17,606)

_____________

(*)	This sensitivity analysis assumes a probable scenario of interest rates as of December 31, 2022, as recorded in our assets and liabilities.

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

Direct and Indirect Payments by the Depositary

The depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2022, we received no reimbursements by the depository of the ADR program, Citibank, N.A.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2022, CSN’s disclosure controls and procedures are effective.

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

The audited financial statements of CSN included in this annual report include the results of acquisitions from their respective dates of acquisition. Management’s assessment of internal control over financial reporting for the year ended December 31, 2022 does not include an assessment of LafargeHolcim (Brasil) S.A., Metalgráfica Iguaçu S.A., Santa Ana Energética S.A., Topázio Energética S.A., Companhia Estadual de Energia Elétrica – CEEE-G or Companhia Energética Chapecó – CEC, which were acquired during the year ended December 31, 2022. See “Item 4. Information on the Company—4B. Business Overview—Investments and Divestitures—Acquisition Activity.”

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment, we concluded that our internal control over financial reporting is effective as of December 31, 2022.

Attestation Report of the Independent Registered Public Accounting Firm

Grant Thornton Auditores Independentes Ltda., our independent registered public accounting firm, audited, as of December 31, 2022, our internal control over financial reporting. For Grant Thornton Auditores Independentes Ltda.’s report dated April 27, 2023, see our audited consolidated financial statements included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

In the year ended December 31, 2022, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

There was no amendment to or waiver from any provision of our Code of Ethics in 2022. Our Code of Ethics is in compliance with the SEC requirements for codes of ethics for senior financial officers. A copy of our Code of Ethics is available on our website at www.csn.com.br.

16C. Principal Accountant Fees and Services

Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations. For the fiscal years ended December 31, 2021 and 2022, Grant Thornton Auditores Independentes Ltda. acted as our independent auditor.

The following table sets forth the services rendered and the related fees:

	Year ended December 31,
	2021	2022
	(in thousands of R$)
Audit fees	11,537.0	6,654.5
Audit-related fees	2,523.0	1,991.7
Total	14,060	8,646.2

Audit Fees

Audit fees in 2021 and 2022 comprised the aggregate fees billed and billable by our independent auditors in connection with the audit of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

In 2021 and 2022, audit-related fees in the above table are fees billed and billable by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements, and include tax compliance, issuance of comfort letters, due diligence and other assurance services. Services additional to the examination of our financial statements are submitted for prior approval to our audit committee in order to ensure that they do not represent a conflict of interest or affect the auditors’ independence.

16D. Exemptions from the Listing Standards for Audit Committees

Not applicable. For a discussion on our audit committee, see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Audit Committee.”

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In December 2021, we announced a share repurchase program for up to 30,000,000 of our outstanding common shares, which program terminated in June 2022. As of December 31, 2022, we did not hold any of our common shares in treasury. The following table sets forth certain information regarding our share repurchases in 2022:

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

We have established an audit committee, which provides assistance to our board of directors in matters involving our accounting, internal controls, financial reporting and compliance. Our audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of, and coordinates with, our independent auditors. It also reports on our auditing policies and our annual audit plan prepared by our internal auditing team. Our audit committee evaluates the effectiveness of our internal financial and legal compliance controls and comprises up to three independent directors elected by our board of directors for two-year terms.

As of the date of this annual report, our audit committee comprises Mr. Yoshiaki Nakano, Mr. Antonio Bernardo Vieira Maia and Mr. Miguel Ethel Sobrinho. Our audit committee may be assisted by an external consultant, whenever necessary, that renders financial and consulting services, among others. Each of the members of our audit committee satisfies the audit committee membership independence requirements set forth by the SEC and the NYSE. Each of the members of our audit committee has been determined by our board of directors to qualify as an “audit committee financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act. For further information on our audit committee, see “Item 6. Directors, Senior Management and Employees––6C. Board Practices—Audit Committee.”

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

16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

16J. Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

See our audited consolidated financial statements, together with the report of Grant Thornton Auditores Independentes Ltda. thereon, beginning on Page F-1 of this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Bylaws of the registrant (English translation), incorporated in this annual report by reference from our Form 6-K filed with the SEC on November 27, 2017.
2.1	Amended and Restated Deposit Agreement, among Companhia Siderúrgica Nacional, Citibank, N.A., as depositary, and the holders and beneficial owners of American Depositary Shares issued thereunder, incorporated in this annual report by reference from our Registration Statement on Form F-6 filed with the SEC on February 24, 2022.

2.2		Description of the registrant’s securities registered under Section 12 of the Exchange Act, incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 3, 2020.
4.1	*	Investment Agreement, dated November 21, 2014, among Companhia Siderúrgica Nacional, Brazil Japan Iron Ore Corporation, POSCO, China Steel Corporation, Congonhas Minérios S.A. and Nacional Minérios S.A., as amended on November 15, 2015 and restated on November 27, 2015, incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 13, 2021.
4.2		Amendment, dated December 6, 2019, among Companhia Siderúrgica Nacional, Japão Brasil Minério de Ferro Participações Ltda., POSCO, China Steel Corporation and CSN Minérios Nacional S.A., to the Investment Agreement (Exhibit 4.1), incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 13, 2021.
8.1	+	List of subsidiaries.
11.1	+	Policy for the Disclosure of Material Facts and the Trading of Securities Issued by CSN.
12.1	+	Section 302 Certification of Chief Executive Officer.
12.2	+	Section 302 Certification of Chief Financial Officer.
13.1	+	Section 906 Certification of Chief Executive Officer.
13.2	+	Section 906 Certification of Chief Financial Officer.
96.1		Technical Report Summary for Arcos Operations, incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 17, 2022.
96.2	+	Technical Report Summary for Casa de Pedra Operations.
101.INS	+	XBRL Instance Document.
101.SCH	+	XBRL Taxonomy Extension Schema.
101.CAL	+	XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	+	XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	+	XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	+	XBRL Instance Document.
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

Dated: April 27, 2023

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Companhia Siderúrgica Nacional

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated April 27, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting (Management’s Report). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audit of, and opinion on, the Company’s internal control over financial reporting does not include the internal control over financial reporting of CSN Cimentos Brasil S.A., formerly Lafarge Holcim (Brasil) S.A. (“Cimentos Brasil”), Companhia Estadual de Geração de Energia Elétrica (“CEEE-G”), Santa Ana Energética S.A. (“Santa Ana”), Topázio Energética S.A. (“Topázio”), Companhia Energética Chapecó (“Chapecó”) and Metalgráfica Iguaçú S.A. (“Metalgráfica”), majority-owned subsidiaries, whose financial statements reflect total assets and revenues constituting approximately 12% and 3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022. As indicated in Management’s Report, the aforementioned subsidiaries were acquired during 2022. Management’s assertion on the effectiveness of the Company’s internal control over financial reporting excluded internal control over financial reporting of Cimentos Brasil, CEEE-G, Santa Ana, Topázio, Chapecó and Metalgráfica.

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

/s/ Grant Thornton Auditores Independentes Ltda.

São Paulo, Brazil

April 27, 2023

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Companhia Siderúrgica Nacional

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated on April 27, 2023 expressed an unqualified opinion.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Recoverable value of the investment in jointly controlled subsidiary

As described further in note nº 10.a and nº 10.e to the financial statements, the Company has an investment in jointly controlled subsidiary Transnordestina Logística S.A. (“TLSA”) as of December 31, 2022, including gain on loss of control, in the amount of R$1,844 million, whose recoverable value should be tested for impairment annually. The Company, as an investor, conducts its evaluation of fair value in accordance with IAS 36 – Impairment of Assets, under a method that considers the investee’s capacity to distribute dividends, named Dividend Discount Model, which considers the flow of dividends discounted at present value using the equity capital in addition to other metrics and risks factors that increase the discount rate used.

The principal considerations for our determination that the recoverable value of the investment in jointly controlled subsidiary is a critical audit matter is due to the inherent uncertainty in the process of determining the estimates and judgments involved in preparing future discounted cash flows , such as projections of market demand, operating margins and discount rates that may significantly change the expected realization of the asset.

Our audit procedures related to the recoverable value of the investment in jointly controlled subsidiary included the following, among others:

•	Evaluating and testing the design and operating effectiveness of controls relating to the jointly controlled subsidiary impairment testing.
•	Utilizing our valuation professionals with specialized skills and knowledge to evaluate the reasonableness of the model and certain significant assumptions used in Management’s assessment.
•	Testing the significant judgments and estimates utilized in the model, which included comparing management’s judgments and estimates to historical, industry and market data.
•	Performing sensitivity analyses on the future revenue, operating margins, and discount rates used to evaluate the impact that changes in these assumptions have on management’s conclusion.

Business combinations – fair value of identifiable assets acquired in acquisitions of entities

As described further in nº 3 to the financial statements, the Company and its subsidiaries, completed acquisitions of entities during the year ended December 31, 2022 (“the acquisitions”). The identifiable tangible and intangible assets acquired in the acquisitions include investments and a concession agreement, mining rights, tradenames and property, plant and equipment, which have been recorded by management at fair value. We identified the valuation of these identifiable intangible assets acquired in the acquisitions as a critical audit matter.

The principal considerations for our determination that the valuation of the identifiable assets acquired is a critical audit matter are that there is a high degree of estimation uncertainty due to significant, subjective management judgments and estimates utilized to determine the fair value of such assets. The estimated fair value of such assets was determined by management using several methods which are complex in their nature.

Our audit procedures related to the valuation of the identifiable assets included the following procedures, among others:

•	Evaluating and testing the design and operating effectiveness of controls relating to the determination of fair value for the acquisitions, including those over management’s ability to develop the forecasts and the determination of the discount rate utilized in the recording of the acquisition.
•	Understanding and evaluating the Company´s specialist work, including their knowledge, skill, and ability and the specialist’s relationship to the company.
•	Utilizing our valuation professionals with specialized skills and knowledge to evaluate the valuation methodologies utilized by management.
•	Testing the significant judgments and estimates utilized in valuation, which included comparing management’s judgments and estimates to historical, industry and market data.
•	Performing sensitivity analyses on the future revenue, operating margins, and discount rates used to evaluate the impact changes in these assumptions have on management’s conclusion.

/s/ Grant Thornton Auditores Independentes Ltda.

We have served as the Company’s auditor since 2017.

São Paulo, Brazil

April 27, 2023.

Companhia Siderúrgica Nacional S.A. and Subsidiaries
Consolidated Balance Sheets as of December 31
(Thousands of Brazilian Reais)

		Consolidated
	Note	2022	2021
Assets
CURRENT ASSETS
Cash and cash equivalents	4	11,991,356	16,646,480
Financial investments	5	1,456,485	2,644,732
Trade receivables	6	3,233,164	2,597,838
Inventories	7	11,289,229	10,943,835
Recoverable taxes	8	1,865,626	1,655,349
Other current assets	9	776,500	484,120
Total current assets		30,612,360	34,972,354

NONCURRENT ASSETS
Long-term assets
Financial investments	5	156,185	147,671
Deferred taxes	18	5,095,718	5,072,092
Inventories	7	1,045,665	656,193
Recoverable taxes	8	1,317,132	965,026
Other non current assets	9	4,749,718	4,365,755
Total		12,364,418	11,206,737

Investments	10	5,219,082	4,011,828
Property, plant and equipment	11	26,370,445	21,531,134
Intangible assets	12	10,788,054	7,657,050
Total noncurrent assets		54,741,999	44,406,749

TOTAL ASSETS		85,354,359	79,379,103
The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional S.A. and Subsidiaries
Consolidated Balance Sheets as of December 31
(Thousands of Brazilian Reais)

		Consolidated
	Note	2022	2021
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Borrowings and financing	13	5,193,636	5,486,859
Payroll and related taxes		422,495	328,443
Trade payables	16	6,596,915	6,446,999
Taxes payables		870,333	3,308,614
Provisions for tax, social security, labor and civil risks	20	73,089	66,047
Advances from customers	17	1,120,072	2,140,783
Dividends and interest on equity payable	17	611,307	1,206,870
Trade payables – forfaiting and drawee risk	17	5,709,069	4,439,967
Other payables	17	1,878,203	1,117,034
Total current liabilities		22,475,119	24,541,616

NONCURRENT LIABILITIES
Borrowings and financing	13	35,725,106	27,020,663
Deferred income taxes	18	216,950	503,081
Provisions for tax, social security, labor and civil risks	20	1,411,736	508,305
Pension and healthcare plan	30	555,329	584,288
Provision for environmental liabilities and decommissioning of assets	21	937,657	898,597
Other payables	17	2,216,418	1,948,164
Total non current liabilities		41,063,196	31,463,098

Shareholders' equity	23
Paid-in capital		10,240,000	10,240,000
Capital reserves		32,720	32,720
Legal reserves		1,158,925	1,081,222
Earnings reserves		7,829,517	9,948,596
Treasury shares			(936,930)
Other comprehensive income		228,305	(50,610)
Total equity attributable to owners of the Company		19,489,467	20,314,998
Non-controlling interests		2,326,577	3,059,391
Total shareholders' equity		21,816,044	23,374,389

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		85,354,359	79,379,103
The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Income for the years ended December 31
Thousands of Brazilian Reais, except for the earnings (loss) per common share

		Consolidated
	Note	2022	2021	2020

Net revenue from sales	25	44,362,120	47,912,039	30,064,020
Cost of sales and/or services	26	(31,054,016)	(25,837,475)	(19,124,901)
Gross profit		13,308,104	22,074,564	10,939,119

Operating income (expenses)		(5,666,642)	(1,534,602)	(5,224,682)
Selling expenses	26	(2,575,818)	(2,372,298)	(2,004,417)
General and administrative expenses	26	(674,119)	(587,148)	(504,458)
Equity earnings of affiliated companies	10	237,917	182,504	71,755
Other operating income	27	253,233	2,958,372	482,494
Other operating expenses	27	(2,907,855)	(1,716,032)	(3,270,056)
Profit before financial results and income taxes		7,641,462	20,539,962	5,714,437
Financial income	28	(78,220)	1,167,184	1,802,728
Financial expenses	28	(3,436,805)	(3,111,368)	(2,599,039)

Profit before income taxes		4,126,437	18,595,778	4,918,126

Income tax and social contribution	18	(1,958,739)	(5,000,157)	(625,508)

Net income for the year		2,167,698	13,595,621	4,292,618

Net income for the year attributed to:
Controlling interests		1,554,060	12,258,628	3,794,295
Non-controlling interests		613,638	1,336,993	498,323

Basic earnings per share	23.f	1.17108	8.90654	2.74926
Diluted earnings per share		1.17108	8.90654	2.74926

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries

Consolidated Statements of Comprehensive Income for the years ended December 31
(Thousands of Brazilian Reais)

	Consolidated
	2022	2021	2020
Net income for the year	2,167,698	13,595,621	4,292,618

Items that will not be subsequently reclassified to the statement of income
Actuarial gains on defined benefit plan from investments in subsidiaries	1,254	698	879
Actuarial gains on defined benefit pension plan	16,278	300,455	132,059
Total Items that will not be subsequently reclassified to the statement of income	17,532	301,153	132,938

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	(534,300)	(8,097)	581,175
Gains on change in percentage of investments			6,102
Losses on net investment hedge in foreign subsidiaries			(4,824)
(Loss)/gain on cash flow hedge accounting, net of taxes	(243,942)	795,923	(5,537,174)
Cash flow hedge accounting reclassified to statement of income upon realization, net of taxes	1,393,034	525,290	1,667,886
Loss cash flow hedge accounting - reflection of investments in subsidiaries, net of taxes	56,466	18,300	186,878
Cash flow hedge of subsidiaries reclassified to income, net of taxes	(553,849)	(17,755)	(187,423)
Treasury shares acquired by subsidiary		(651,016)
Total Items that could be subsequently reclassified to the statement of income	117,409	662,645	(3,287,380)

Other comprehensive income	134,941	963,798	(3,154,442)

Comprehensive income for the year	2,302,639	14,559,419	1,138,176

Attributable to:
Attributed to owners of the Company	1,790,341	13,364,223	640,052
Attributed to non-controlling interests	512,298	1,195,196	498,124
Total	2,302,639	14,559,419	1,138,176
The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Cash Flows for the years ended December 31
(Thousands of Brazilian Reais)

		2022	2021	2020

Net income for the year		2,167,698	13,595,621	4,292,618
Adjustments to reconcile net income to net cash provided by operations:
Accrued charges on borrowings and financing	13	2,459,769	2,053,547	1,909,546
Charges on loans and financing granted	13	(152,484)	(61,632)	(32,684)
Depreciation/ depletion / amortization	26	2,877,656	2,218,192	2,522,063
Equity earnings of affiliated companies	10	(237,917)	(182,504)	(71,755)
Charges on lease liabilities	15	69,510	62,470	54,236
Deferred income tax and social contribution	18	420,773	759,355	(1,426,696)
Provision for tax, social security, labor and civil risks		92,263	(61,404)	4,405
Monetary variations and exchange differences		(105,919)	1,039,420	2,010,056
Additions(reversals) of PP&E provisions for losses, net of write-offs	11, 12 and 15	(24,914)	74,260	12,998
Provision (Reversal) for consumption and services		25,273	41,450	(29,057)
Investment impairment reversal	10.e	(387,989)
Provision for environmental liabilities and decommissioning of assets		(6,899)	92,406	10,388
Financial investments - shares – Fair value through profit or loss (VJR)	28 and 29	1,293,784	11,293	(1,203,068)
Receivables by indemnity		(422,254)	(17,713)	(517,183)
Net gains on the sale of the shares of Usiminas			(505,844)
Net gains on the sale of the shares of CSN Mineração	10.c		(2,472,497)
Dividends of USIMINAS		(113,697)	(196,838)	(3,989)
Other provisions		(6,267)	(18,369)	(27,681)
Total Adjustments to reconcile net income (loss) to net cash provided by operations		7,948,386	16,431,213	7,504,197
Changes in assets and liabilities
Trade receivables - third parties		(1,331,126)	1,233,727	(594,731)
Trade receivables - related parties		(72,187)	(23,220)	49,412
Inventories		(734,991)	(6,352,079)	755,571
Receivables from related parties/Dividends		176,447	206,475	90,306
Recoverable taxes		(278,370)	(65,161)	865,984
Judicial deposits		(39,277)	(14,688)	50,028
Compulsory loan received		370,000
Trade payables		(479,693)	1,173,033	2,103,283
Trade payables – forfaiting and drawee risk		1,269,102	3,816,106	(497,451)
Payroll and related taxes		31,894	46,653	(43,649)
Taxes in installments		(2,505,758)	1,221,191	1,654,135
Payables to related parties		21,115	(28,909)	12,019
Advance from customer		(863,370)	(697,137)	(10,011)
Advance from electric energy contracts		642,240
Interest paid	13.a	(2,315,586)	(2,137,782)	(1,922,130)
Cash flow hedge accounting paid		64,436	(12,573)	(299,585)

Other		139,531	(3,586)	(140,504)
Increase (Decrease) in assets and liabilities		(5,905,593)	(1,637,950)	2,072,677
Net cash generated by operating activities		2,042,793	14,793,263	9,576,874

Investments / acquisition of shares		(662,761)	(296,357)	(132,197)
Purchase of property, plant and equipment	11, 12 and 13	(3,352,210)	(2,864,707)	(1,683,839)
Loans granted to related parties		(119,536)	(123,656)	(101,631)
Loans received from related parties				14,584
Financial investment, net of redeemed amount		21,568	1,504,770	39,428
Net cash received from sale of CSN Mineração's shares	11.c		3,164,612
Cash received from acquisition of investment in Elizabeth	3		54,768
Deposit in guarantee for the acquisition of LafargeHolcim			(263,750)
Price paid in acquisition of Elizabeth´s	3		(727,752)
Cash received from acquisition of investments Metalgráfica	3	569
Price paid in acquisition of Topázio Energética, Santa Ana and Brasil Central	3	(466,153)
Cash received from Acquisition of investments in Topázio Energética and Santa Ana	3	5,095
Price paid in acquisition of CSN Cimentos Brasil	3	(4,770,354)
Cash received in the acquisition of CSN Cimentos Brasil	3	496,445
Price paid in acquisition of CEEE-G	3	(928,000)
Cash received in the acquisition of CSN Cimentos Brasil	3	661,864
Price paid in acquisition of Energética Chapecó	3	(358,634)
Cash received from acquisition of investments Chapecó	3	41,693
Price paid in acquisition of concession rights	3	(2,024,118)
Net cash used in (generated by) investing activities		(11,454,532)	447,928	(1,863,655)

Borrowings and financing raised	13.a	20,187,894	12,845,544	8,085,902
Cost of borrowing		(334,709)	(162,852)	(39,174)
Payment of borrowings	13.a	(10,782,858)	(17,639,178)	(6,448,658)
Amortization of leases	15	(155,995)	(114,303)	(103,648)
Payment of dividends and interests on shareholder’s equity		(3,756,738)	(3,290,544)	(309,350)
Issuance of new CSN Mineração's shares	11.c		1,347,862
Share repurchase		(410,568)	(1,516,388)
Net cash used in (generated by) financing activities		4,747,026	(8,529,859)	1,185,072

Exchange rate changes on cash and cash equivalents of foreign subsidiaries		9,589	(9,438)	(42,660)

Increase (Decrease) in cash and cash equivalents		(4,655,124)	6,701,894	8,855,631
Cash and cash equivalents at the beginning of the year		16,646,480	9,944,586	1,088,955
Cash and cash equivalents at the end of the year	4	11,991,356	16,646,480	9,944,586

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Changes in Shareholders´ Equity
(Thousands of Brazilian Reais)

	Paid-in Capital	Capital Reserve	Earnings Reserve	Retained earnings	Other comprehensive income	Shareholders´ Equity	Non-Controlling interests	Consolidated Equity
Balances at December 31, 2019	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544	1,187,388	11,361,932
Capital transactions with shareholders	1,500,000		(1,500,000)	(901,145)		(901,145)	(347,458)	(1,248,603)
Proposed capital increase	1,500,000		(1,500,000)
Dividends				(901,145)		(901,145)	(296,936)	(1,198,081)
Interest on equity							(50,522)	(50,522)
Total comprehensive income				3,794,295	(3,154,243)	640,052	498,124	1,138,176
Net income for the year				3,794,295		3,794,295	498,323	4,292,618
Other comprehensive income					(3,154,243)	(3,154,243)	(199)	(3,154,442)
Cumulative translation adjustments for the year					581,175	581,175		581,175
Actuarial gain/(loss) on defined benefit pension plan, net of taxes					133,069	133,069	(131)	132,938
(Loss) / gain on the percentage change in investments					6,102	6,102		6,102
Gain/(loss) on cash flow hedge accounting, net of taxes					(3,869,765)	(3,869,765)	(68)	(3,869,833)
Gain/(loss) on hedge of net investments in foreign subsidiaries					(4,824)	(4,824)		(4,824)
Internal changes in shareholders’ equity			2,893,150	(2,893,150)
Constitution of reserves			2,893,150	(2,893,150)
Balances at December 31, 2020	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451	1,338,054	11,251,505
Capital transactions with shareholders	4,200,000		(5,078,666)	(2,911,424)	827,414	(2,962,676)	526,141	(2,436,535)
Proposed capital increase	4,200,000		(4,200,000)				294,900	294,900
Treasury shares acquired			(878,666)			(878,666)		(878,666)
Dividends				(2,654,471)		(2,654,471)	(598,095)	(3,252,566)
Interest on equity				(256,953)		(256,953)	(95,895)	(352,848)
Net gain of transaction primary and secondary distribution shares of CSN Mineração					829,486	829,486	923,159	1,752,645
(Loss)/gain on the percentage change in investments					(2,072)	(2,072)	2,072

Total comprehensive income				12,258,628	1,105,595	13,364,223	1,195,196	14,559,419
Net income for the year				12,258,628		12,258,628	1,336,993	13,595,621
Other comprehensive income					1,105,595	1,105,595	(141,797)	963,798
Cumulative translation adjustments for the year					(8,097)	(8,097)		(8,097)
Actuarial gain/(loss) on defined benefit pension plan, net of taxes					301,379	301,379	(226)	301,153
Gain/(loss) on cash flow hedge accounting, net of taxes					1,321,690	1,321,690	68	1,321,758
Treasury shares acquired by subsidiary					(509,377)	(509,377)	(141,639)	(651,016)
Internal changes in shareholders’ equity			9,347,204	(9,347,204)
Constitution of reserves			9,347,204	(9,347,204)
Balances at December 31, 2021	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998	3,059,391	23,374,389
Capital transactions with shareholders			(1,959,295)	(699,211)	42,634	(2,615,872)	(1,024,834)	(3,640,706)
Treasury shares acquired			(395,180)			(395,180)	(1,638)	(396,818)
Dividends			(1,564,115)			(1,564,115)	(867,399)	(2,431,514)
Interest on equity				(700,000)		(700,000)	(155,788)	(855,788)
Others				789		789	(9)	780
(Loss)/gain on the percentage change in investments					42,634	42,634		42,634
Total comprehensive income				1,554,060	236,281	1,790,341	292,020	2,082,361
Net income for the year				1,554,060		1,554,060	613,638	2,167,698
Other comprehensive income					236,281	236,281	(321,618)	(85,337)
Cumulative translation adjustments for the year					(534,300)	(534,300)	(321,618)	(855,918)
Actuarial gain/(loss) on defined benefit pension plan, net of taxes					18,172	18,172		18,172
Gain/(loss) on cash flow hedge accounting, net of taxes					752,409	752,409		752,409
Internal changes in shareholders’ equity			854,849	(854,849)
Constitution of reserves			854,849	(854,849)
Balances at December 31, 2022	10,240,000	32,720	8,988,442	-	228,305	19,489,467	2,326,577	21,816,044

(In thousands of reais - R$, unless otherwise stated)

1.	DESCRIPTION OF BUSINESS

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

The Company’s main industrial facility is the Presidente Vargas Steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany in order to gain markets and provide excellent services to final consumers. Its steel is used in home appliances, civil construction, package and automobile industries.

•	Mining:

The production of iron ore is developed in the cities of Congonhas, Belo Vale and Ouro Preto, State of Minas Gerais, by its subsidiary CSN Mineração S.A. (“CSN Mineração”). The Company’s mining activities also include tin exploration in the state of Rondônia by CSN's subsidiary Estanho de Rondônia S.A. (“ERSA”), to supply the needs of the UPV. The surplus of this raw material is sold to subsidiaries and third parties.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore is transported by rail to the Terminal de Carvão e Minérios from the Itaguaí Port (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguai Port, located in the State of Rio de Janeiro and from TECAR to customers around the world. The imports of coal and coke are also carried out through this terminal by provision of services by CSN Mineração to CSN.

All our mining dams are adequately suited to existing environmental legislation.

•	Cement:

CSN entered the cement production market boosted by the synergy between this activity and CSN’s current business. Beside the UPV facilities, in Volta Redonda/RJ, the Company installed a business unit, which produces CP-III type cement using the slag produced by the UPV’s own blast furnaces. It also explores limestone and dolomite at the Arcos/MG unit, to meet the needs of the steel and cement plants. Additionally, in Arcos/MG, the clinker production operation is located.

On January 31, 2021, the Company concluded the drop down of the cement business and, accordingly, all assets, liabilities, rights and obligations related to the cement business were transferred from CSN to its subsidiary CSN Cimentos S.A. (“CSN Cimentos”).

On August 31, 2021, the Company completed the acquisition of control of Elizabeth Cimentos S.A. ("Elizabeth Cimentos") and Elizabeth Mineração Ltda. ("Elizabeth Mineração"), with operations in the Northeast region, especially in Paraíba and Pernambuco. On May 1, 2022, Elizabeth Mineração was merged into CSN Cimentos S.A.

On September 9, 2021, CSN Cimentos entered into the Agreement for the Sale and Purchase of the Shares in LafargeHolcim (Brasil) S.A., for the acquisition of 100% of the shares issued by LafargeHolcim (Brasil) S.A. (“LafargeHolcim”). On August 17, 2022, the transaction was approved by the Administrative Council for Economic Defense ("CADE"), and on September 6, 2022, the acquisition of all shares issued by LafargeHolcim S.A. was completed, with the change of LafargeHolcim's name to "CSN Cimentos Brasil S.A.", which is now controlled by CSN Cimentos. Relevant operational, logistical, management and commercial synergies, a better product mix and expansion of its customer base are expected.

•	Logistics:

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A. (“MRS”), which manages the former Southeast Railway System of Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which holds the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas - stretches from São Luís to Altos, Altos to Fortaleza, Fortaleza to Sousa, Sousa to Recife/Jorge Lins, Recife/Jorge Lins to Salgueiro, Jorge Lins to Propriá, Paula Cavalcante to Cabedelo, Itabaiana to Macau (Mesh I) and TLSA is responsible for the stretches from Eliseu Martins-Trindade, Trindade-Salgueiro, Salgueiro-Missão Velha and Missão Velha-Pecém (Mesh II), under construction.

Ports:

The Company operates in the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S.A., the Container Terminal (“TECON”) and by means of its subsidiary CSN Mineração, the TECAR, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad, and maritime access.

TECON is responsible for the movement and storage of containers, vehicles, steel products, general cargo, among other products, and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, petroleum coke, clinker, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, for our own operation and for different customers.

•	Energy:

Since the energy supply is fundamental in CSN”s production process, the Company has electricity generation assets to mitigate costs, aiming at greater competitiveness.

On June 30, 2022, the Company's subsidiaries, CSN Cimentos and CSN Energia S.A. ("CSN Energia"), completed the acquisition of Santa Ana Energética S.A. (“Santa Ana”), as well as Topázio Energética S.A. ("Topázio") and, indirectly, Brasil Central Energia Ltda. ("BCE"), a subsidiary of Topázio, under the terms of the Share Purchase Agreement entered into on April 8, 2022 with Brookfield Americas Infrastructure (Brazil Power) Fundo de Investimento em Participações Multiestratégia, a private equity fund managed by Brookfield Brasil Asset Management Investimentos Ltda. On October 7, 2022, subsidiaries CSN Mineração and CSN Energia S.A. concluded the acquisition of 100% of the shares of Companhia Energética Chapecó – CEC, holder of the grant of Quebra-Queixo Hydroelectric Power Plant (“Chapecó”), as provided for in the Agreement for the Purchase and Sale of Shares and Other Covenants and in the Private Instrument of Assignment of Rights and Obligations entered into on July 1, 2022 and July 25, 2022, respectively.

In July 2022, the subsidiary Companhia Florestal do Brasil it began the process of participating in the auction held by the State of Rio Grande do Sul, for the sale of 100% of the shares in its possession, 6,381,908 equivalent to 66.23% of the share capital, of Companhia Estadual de Energia Elétrica - CEEE-G, as part of the CEEE Group privatization program, in accordance with State Law 15,298/19, on October 21, 2022, the transaction was completed with payment by the company of the auction winning price. On December 22, 2022, the acquisition of Eletrobras' 32.74% interest in CEEE-G was concluded, and the Company currently holds 99% of the share capital of CEEE-G.

•	Going Concern:

Management understands that the Company has adequate resources to continue its operations. Accordingly, the Company's financial statements for the year ended December 31, 2022 have been prepared on a going concern basis.

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

The accounting policies and critical estimates, when applicable and relevant, are included in the respective explanatory notes and are consistent with the previous year presented, as shown below:

•	Note 3 - Definition of assumptions in business combinations;
•	Note 6 - Allowance for expected losses (impairment) of trade receivables;
•	Note 10.e - Recoverability test of investment in Transnordestina Logística S.A. (“TLSA”);
•	Note 12 - Goodwill impairment test;
•	Note 14.e - Derivative financial instruments and hedge accounting;
•	Note 18.e - Recoverability test of deferred income tax and social contribution;
•	Note 20 - Provisions for tax, social security, labor and civil risks;
•	Note 21 - Provisions for environmental liabilities and asset retirement obligations;
•	Note 30 - Employee benefits.

The consolidated financial statements were approved by Board of Directors on April 27, 2023.

2.c)	Functional currency and presentation currency

The accounting records included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the principal of the economic environment in which each subsidiary operates (“the functional currency”). The consolidated financial statements are presented in R$ (reais), which is the Company’s functional currency and the Group’s presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction or valuation dates, in which the items are remeasured. The balances of the asset and liability accounts are converted using the exchange rate prevailing at the balance sheet date. As of December 31, 2022, US$1 was equivalent to R$5.2177 (R$5.5805 as of December 31, 2021) and €1 was equivalent to R$5.5694 (R$6.3210 as of December 31, 2021), according to the rates obtained from the Central Bank of Brazil website.

2.d)	Accounting policies

The significant accounting policies applied in the preparation of these financial statements have been included in the respective notes and are consistent for all years presented.

2.e)	Adoption of new and revised International Financial Reporting Standards (IFRS)

The Company has not adopted new accounting policies in the current year. Additionally, some accounting standards and interpretations were recently issued, but are not yet effective for the year. The Company has not early adopted any of these standards and does not expect that they will have a material impact on the financial statements of subsequent fiscal years.

3.	BUSINESS COMBINATION

In 2022, the CSN Group’s subsidiaries fully and/or partially acquired the companies Metalgráfica Iguaçu S.A. (“Metalgráfica”), Santa Ana, Topázio, Companhia Estadual de Geração de Energia Elétrica (“CEEE-G”), CSN Cimentos Brasil S.A. (“Cimentos Brasil”) and Companhia Energética Chapecó (“Chapecó”). The effect of each acquisition on the business combination is shown below.

The acquisitions of the energy segment are intended to support and strengthen its business expansion strategy, through investments in renewable energy and self-production for greater competitiveness and the acquisitions of the cement and steel segment to improve the competitiveness of the business and strengthen the national chain, especially in relation to substitute packaging.

3.a)  Acquisition of control of Metalgráfica Iguaçu S.A.

On September 6, 2022, Companhia Metalúrgica Prada (“Prada”), a subsidiary of the Company, acquired 100% of Metalgráfica Iguaçu S.A. The assets acquired are in Paraná and Goiás. The operation is a strategic step to expand the production capacity of the Company's packaging division.

The transaction consists of a business combination whereby Prada acquired control through the merger of Metalgráfica shares and, in exchange for the merger of shares, Metalgráfica shareholders received shares issued by Prada in substitution for Metalgráfica shares, according to the exchange ratio approved at an extraordinary general meeting of the companies.

(i) Determination of the purchase price

The table below summarizes the price considered for accounting purposes:

Item	Comment	BRL thousand	Reference
Equity interests issued	The Prada issued new shares that were delivered to Metalgrafica's shareholders	263	(a)
Equity interests issued	The Metalgrafica issued new shares which were acquired by Prada	133,100	(b)
Purchase price considered for the business combination		133,363

a)	Prada approved a capital increase in the amount of R$263 with the issuance of 571,251 common shares, paid in with Metalgráfica shares. The shares were issued at the equity value according to the Appraisal Report.

The measurement of the fair value of Metalgráfica shares, transferred to Prada in the business combination, was performed using the discounted cash flow method, with the issue of an Economic Value Report prepared by independent appraisers and its results are presented in the table below:

Equity value - Metalgráfica	date base - 03/31/2022
Discounted Cash Flow	59,353
Discounted residual value	33,973
Enterprise value	93,326
Indebtdness net	(109,133)
Non-operating assets/liabilities	16,070
Equity value	263

b) Metalgráfica's Board of Directors approved on September 6, 2022 the capital increase in the amount of R$ 133,100 through the issue of 122,110,092 shares subscribed by Prada.

(ii) Goodwill on acquisition of control

The transaction generated goodwill for expected future profitability, as shown in the table below:

Item	BRL thousand	Reference
Purchase price considered	133,363	(i)
Fair value of the assets and liabilities acquired	121,948	(iii)
Goodwill based on expectations for future profitability (note 12)	11,415

(iii) Fair value of assets and liabilities acquired

The following table shows the allocation of the fair value of assets acquired and liabilities assumed at August 31, 2022, considering the direct and indirect interests, calculated based on independent appraisers’ reports.

(R$'000)	Accounting Balances	Proforma Adjustment	Fair value adjustment	Total fair value
Current Assets	23,924	133,100		157,024
Cash and cash equivalents	569			569
Trade receivables	7,249			7,249
Inventories	4,435			4,435
Other assets	713	133,100		133,813
Recoverable taxes and contributions	10,958			10,958

Non-current Assets	58,408		72,184	130,592
Recoverable taxes and contributions	38,649			38,649
Other assets	1,856			1,856
Investments	10			10
Property, plant and equipment	17,750		72,184	89,934
Intangibles	143			143
Total assets acquired	82,332	133,100	72,184	287,616

Current Liabilities	134,464			134,464
Borrowings and financing	89,852			89,852
Trade payables	17,114			17,114
Labor obligations	17,339			17,339
Taxes payable	181			181
Advances from customers	1,158			1,158
Installments	2,227			2,227
Other accounts	6,593			6,593

Non-current Liabilities	31,204			31,204
Borrowings and financing	21,844			21,844
Installments	6,462			6,462
Other accounts	2,898			2,898
Total liabilities assumed	165,668			165,668
Net equity acquired	(83,336)	133,100	72,184	121,948

Pro forma adjustment: refers to the capital increase approved at the Board of Directors' Meeting held on September 6, 2022, in the amount of R$133,100, to be paid in within 24 months.

The fair value allocation resulted in an adjustment totaling R$72,184, distributed among Metalgráfica's main assets. The following table shows the composition of the allocated amounts and a summary of its calculation methodology:

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Property, plant and equipment	The values of fixed assets were adjusted by the difference between the revalued value of f ixed assets and their respective net book value, according to a technical evaluation carried out by an independent appraiser for the groups of assets represented by buildings, vehicles, furniture and fixtures. The useful lives follow the terms disclosed in note 11.	17,750	72,184	89,934
		17,750	72,184	89,934

Prada has engaged an independent company to prepare an appraisal report on the tangible and intangible assets and allocation of the excess price paid.

3.b)  Acquisition of Santa Ana Energética S.A. and Topázio Energética S.A.

On April 8, 2022, the Company and CSN Energia signed an agreement for the acquisition of 100% of the shares issued by Santa Ana and Topázio with Brookfield Americas Infrastructure (Brazil Power) Fundo de Investimento Participações Multiestratégia. The transaction was completed on June 30, 2022.

Santa Ana holds the concession to operate the small hydroelectric plant of Santa Ana, located in the state of Santa Catarina, with a contract in effect until December 2046 and installed capacity of approximately 3.75 MW/h.

Topázio, through its subsidiary Brasil Central Energia Ltda., holds the concession to operate the small hydroelectric plant of Sacre II, located in the state of Mato Grosso do Sul, with a contract in effect until June 2039 and installed capacity of approximately 30.00 MW/h.

(i) Determination of the purchase price

The table below summarizes the price considered for accounting purposes:

Item	Comment	Santa Ana Energética	Topázio Enérgetica	Reference
Assets transferred	In the transaction, a payment in the amount of R$466,153 was made.	37,292	428,861	(i)
Purchase price considered for the business combination		37,292	428,861
(i)	On June 30, 2022, the transaction was concluded with the payment by CSN Cimentos and CSN Energia in the amount of R$466,153.

(ii) Goodwill on acquisition of control

The transaction did not generate goodwill for expected future profitability, since the fair value of the assets has been fully allocated.

(iii) Fair value of assets and liabilities acquired

In the fair value identification of assets acquired and liabilities assumed, the Company applied the guidelines in IFRS 13 - Fair value measurement. The following table shows the allocation of the fair value on June 30, 2022, calculated based on independent appraisers’ reports.

	Santa Ana Energética			Topázio Enérgetica
(R$'000)	Carrying amounts	Fair value adjustments	Total fair value	Carrying amounts	Fair value adjustments	Total fair value
Cash and cash equivalents	1,602		1,602	3,493		3,493
Trade receivables	13		13	199		199
Inventories	422		422	647		647
Recoverable taxes	2		2	87		87
Other assets				21		21
Property, plant and equipment (1)	28,163	10,482	38,645	173,494	(79,317)	94,177
Intangíible assets (1)		(3,200)	(3,200)		331,637	331,637
Total assets acquired	30,202	7,282	37,484	177,941	252,320	430,261

Accounts payable	2		2	179		179
Taxes payable	72		72	821		821
Salaries and social charges				167		167
Other payables	92		92
Leases	26		26	233		233
Total liabilities assumed	192		192	1,400		1,400
Net equity acquired	30,010	7,282	37,292	176,541	252,320	428,861
1	- Refer to a PP&E impairment recognized in Topázio and a recognition of an onerous contract related to prior concession agreement of Santa Ana.

The subsidiary CSN Cimentos S.A. has engaged an independent company to prepare an appraisal report on the tangible and intangible (basically energy sales agreements) assets and allocation of the excess price paid.

The fair value allocation resulted in an adjustment totaling R$259,602, distributed among Company's main assets. The following table shows the composition of the allocated amounts and a summary of its calculation methodology:

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Property, plant and equipment	The values of fixed assets were adjusted by the difference between the revalued value of fixed assets and their respective net book value, according to a technical evaluation carried out by an independent appraiser for the groups of assets represented by improvements constructions, vehicles, furniture and fixtures. The useful lives follow the terms disclosed in note 12.	201,424	(68,835)	132,589
Intangible assets	Evaluated by the MPEEM method that measures the present value of future income to be generated during the remaining useful life of a given asset. Using the analysis of the company's projected results as a reference, the pre-tax cash flows directly attributable to the asset are calculated, as of the base date stipulated in the evaluation.		328,437	328,437
		201,424	259,602	461,026

3.c)	Acquisition of Companhia Estadual de Geração de Energia Elétrica – CEEE-G

In July 2022, it began the process of participating in the auction held by the State of Rio Grande do Sul, for the sale of 100% of the shares in its possession, 6,381,908 equivalent to 66.23% of the share capital, of Companhia Estadual de Energia Elétrica - CEEE-G, as part of the CEEE Group’s privatization program, in accordance with State Law 15,298/19, on October 21, 2022, the transaction was completed with payment by the company of the auction winning price.

CEEE-G is the holder of the concession for the exploration of five hydroelectric power plants (HPPs), eight small hydroelectric power plants (SHPs) and two hydroelectric power plants (HPPs) located in the State of Rio Grande do Sul. As part of the Auction, Companhia Estadual de Geração de Energia Elétrica – CEEE-G signed a new Concession Agreement with a 30-year term. In accordance with the guidelines of the aforementioned Auction, the Company's control was transferred as of the settlement of the transaction.

(i) Determination of the purchase price

The table below summarizes the price considered for accounting purposes:

Item	Comment	BRL thousand	Reference
Assets transferred	Payment made at the conclusion of the transaction	928,000	(i)
Purchase price considered for the business combination		928,000
(i)	On October 21, 2022, the transaction was concluded with the payment by the Company of R$928,000.

(ii) Goodwill on acquisition of control

The transaction did not generate goodwill for expected future profitability, since the fair value of the assets has been fully allocated.

(iii) Fair value of assets and liabilities acquired

In the fair value identification of assets acquired and liabilities assumed, the Company applied the guidelines in IFRS 13 - Fair value measurement. The following table shows the allocation of the fair value at October 1, 2022, calculated based on independent appraisers’ reports.

(R$'000)	Carrying amounts	Fair value adjustments	Total fair value
Cash and cash equivalents	661,864		661,864
Trade receivables	51,333		51,333
Inventories	2,636		2,636
Recoverable taxes	5,043		5,043
Other assets	125,516		125,516
Judicial deposits and guarantees	59,335		59,335
Investments	312,800	359,024	671,824
Property, plant and equipment	31,853		31,853
Intangíible assets	2,041,196	17,270	2,058,466
Total assets acquired	3,291,576	376,294	3,667,870

Trade payables	22,928		22,928
Taxes payable	19,951		19,951
Salaries and social charges	16,343		16,343
Deferred taxes	(65,560)		(65,560)
Judicial contingencies	306,400		306,400
Other payables	134,380		134,380
Bonus grant payable	2,024,118		2,024,118
Total liabilities assumed	2,458,560		2,458,560
Net equity acquired	833,016	376,294	1,209,310
Equity acquired (66.23%)	551,706	376,294	928,000

The subsidiary Companhia Florestal do Brasil S.A. has engaged an independent company to prepare an appraisal report on the tangible and intangible assets (basically concession agreement) and allocation of the excess price paid.

The fair value allocation resulted in an adjustment totaling R$376,294 distributed among CEEE-G's main assets. The following table shows the composition of the allocated amounts and a summary of its calculation methodology:

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Investments	Initially evaluated by the FDC - Discounted Cash Flow method for each investment, however, certain stakes are tied to purchase options with third parties at prices predetermined in the auction notice. Therefore, the fair value of these investments was measured considering the lower of the value identified in the FDC and the value of the purchase option	312,800	359,024	671,824
Intangible assets	Evaluated by the MPEEM method that measures the present value of future income to be generated during the remaining useful life of a given asset. Using the analysis of the company's projected results as a reference, the pre-tax cash flows directly attributable to the asset are calculated, as of the base date stipulated in the evaluation.	2,041,196	17,270	2,058,466
		2,353,996	376,294	2,730,290

3.d)  Acquisition of control of CSN Cimentos Brasil S.A.

In September 2021, the Company started negotiations for the acquisition of 100% of the operations of LafargeHolcim (Brasil) S.A. in Brazil – currently named CSN Cimentos Brasil S.A., which belonged to the Holcim Investment group, L.C.U and Holderfin B.V. The transaction was completed on September 6, 2022 with the payment by CSN Cimentos S.A. of US$960,733, equivalent to R$5,013,436.

With the completion of the transaction, the Company assumed control of operations that have Cement, Concrete and Aggregate operations, with a production capacity of 6.8 million tons of clinker and 11.0 million tons of cement, which represents approximately 12% of all cement production capacity in the country. Present in a large part of the Brazilian territory, operations are distributed in the Southeast (SP, RJ, MG and ES), Northeast (BA, PE, PB and RN) and Midwest (GO) regions.

With the acquisition of Cimentos Brasil, the Company aims to expand its Cement production capacity, with the objective of reaching a total capacity of 16.3 million tons of cement per year, expanding its presence in the national territory and becoming one of the three largest cement producers in Brazil.

(i) Determination of the purchase price

The table below summarizes the price considered for accounting purposes:

Item	Comment	CSN Cimentos Brasil	Reference
Assets transferred	In the transaction, a payment in the amount of US$960,733 was made	5,013,436	(i)
Purchase price considered for the business combination		5,013,436

(i)	On the date of its completion, the transaction included (i) the transfer to the sellers of the amount of US$50,000 – equivalent to R$261,140 deposited by CSN Cimentos in September 2021 in an escrow account, and (ii) the payment of US$910,733 million – equivalent to R$4,752,296. The final price considered in the transaction was US$960,733 – equivalent to R$5,013,436.

(ii) Goodwill on acquisition of control

The transaction generated goodwill for expected future profitability of R$646,594, as shown in the table below:

Item	CSN Cimentos Brasil S.A.	Reference
Purchase price considered	5,013,436	item (i)
Fair value of the assets and liabilities acquired	4,622,604	item (iii)
Goodwill based on expectations for future profitability (note 12)	390,832

(iii) Fair value of assets and liabilities acquired

The following table shows the allocation of the fair value of assets acquired and liabilities assumed at August 31, 2022, calculated based on independent appraisers’ reports.

	CSN Cimentos Brasil
	Carrying amounts	Fair value adjustments	Total fair value
Cash and cash equivalents	496,445		496,445
Trade receivables	141,266		141,266
Inventories	272,106		272,106
Recoverable taxes	229,940		229,940
Deferred taxes	982,547		982,547
Other assets	147,565		147,565
Property, plant and equipment	3,185,975	402,289	3,588,264
Intangíible assets	7,429	173,586	181,015
Total assets acquired	5,463,273	575,875	6,039,148

Trade payables	510,522		510,522
Lease liabilities	43,978		43,978
Taxes payable	50,527		50,527
Salaries and social charges	32,324		32,324
Other payables	139,830		139,830
Taxes in installments	148,249		148,249
Legal Contingencies	491,114		491,114
Total liabilities assumed	1,416,544		1,416,544
Net equity acquired	4,046,729	575,875	4,622,604

CSN Cimentos S.A. has engaged an independent company to prepare an appraisal report on the tangible and intangible assets and allocation of the excess price paid.

The fair value allocation resulted in a gain totaling R$575,875 distributed among CSN Cimentos Brasil’s main assets. The following table shows the composition of the allocated amounts and a summary of its calculation methodology:

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Property, plant and equipment	Valued using the "MARKET APPROACH" method, where the fair value of the asset is estimated by comparing it with similar or comparable assets that have been sold or listed for sale in the primary or secondary market.	3,185,975	402,289	3,588,264
Mining rights	Evaluated by the MPEEM method that measures the present value of future income to be generated during the remaining useful life of a given asset. Using the analysis of the company's projected results as a reference, the pre-tax cash flows directly attributable to the asset are calculated, as of the base date stipulated in the evaluation.	2,456	135,216	137,672
Trademarks	The brands were evaluated using the Royalty Relief method, which consists in projecting expected royalty payments and measuring them at present value.		38,370	38,370
Softwares	The Company's software has not been evaluated.	4,973		4,973
		3,193,404	575,875	3,769,279

3.e)  Acquisition of control of Companhia Energética Chapecó

On October 7, 2022, CSN Mineração S.A. and CSN Energia completed the acquisition of 100% of the shares issued by Companhia Energética Chapecó – CEC with Astra Infraestrutura I Fundo de Investimento em Participação Multiestratégia and BMPI Infra S.A.

Companhia Energética Chapecó holds the concession for the Quebra-Queixo hydroelectric power plant, which has an installed capacity of 120 MW, located on the Chapecó River between the municipalities of Ipuaçú and São Domingos in the state of Santa Catarina, the concession contract was signed in December 2000 effective for 35 years and extended until December 2040, after discussions for renegotiation of the GSF, which took place in October 2021.

(i) Determination of the purchase price

The table below summarizes the price considered for accounting purposes:

Item	Comment	BRL thousand	Reference
Assets transferred	Payment made upon acquisition	358,634	(i)
Purchase price considered for the business combination		358,634
(i)	On October 7, 2022, the transaction was completed with the payment of R$358,634 by CSN Mineração and CSN Energia.

(ii) Goodwill on acquisition of control

The transaction did not generate goodwill for expected future profitability, since the fair value of the assets has been fully allocated.

(iii) Fair value of assets and liabilities acquired

The following table shows the allocation of the fair value of assets acquired and liabilities assumed, the Company applied the guidelines in IFRS 13 - Fair value measurement. The following table shows the allocation of the fair value of the assets acquired and liabilities assumed on October 7, 2022, calculated based on independent appraisers’ reports.

(R$'000)	Carrying amounts	Fair value adjustment	Total fair value
Assets
Cash and cash equivalents	41,693		41,693
Trade receivables	5,745		5,745
Other assets	246		246
Recoverable taxes and contributions	5,420		5,420
Deferred taxes	9,521		9,521
Judicial deposits	151		151
Property, plant and equipment	106,695	195,026	301,721
Intangíible assets	104,499	83,610	188,109
Total assets acquired	273,970	278,636	552,606

Liabilities
Trade payables	157		157
Labor obligations	364		364
Taxes payable	1,945		1,945
Concession payable	12,281		12,281
Other accounts	1,567		1,567
Advances from customer	100,012		100,012
Concession payable	77,646		77,646
Total liabilities assumed	193,972		193,972
Total equity acquired	79,998	278,636	358,634

CSN Mineração has engaged an independent company to prepare an appraisal report on the tangible and intangible assets (basically concession and energy sales agreements) and allocation of the excess price paid.

The fair value allocation resulted in a gai totaling R$278,636, distributed among Company's main assets. The following table shows the composition of the allocated amounts and a summary of its calculation methodology:

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Property, plant and equipment	The values of fixed assets were adjusted by the difference between the revalued value of fixed assets and their respective net book value, according to a technical evaluation carried out by an independent appraiser for the groups of assets represented by buildings, vehicles, furniture and fixtures. The useful lives follow the terms disclosed in note 11	106,695	195,026	301,721
Intangible assets	Evaluated by the MPEEM method that measures the present value of future income to be generated during the remaining useful life of a given asset. Using the analysis of the company's projected results as a reference, the pre-tax cash flows directly attributable to the asset are calculated, as from the base date stipulated in the evaluation and Incremental Cash Flow, where the economic gain generated by the spread between the contract value and the spot value of energy was the basis of a free cash flow.	104,499	83,610	188,109
		211,194	278,636	489,830

3.f)   Acquisition of control of the companies Elizabeth Cimentos and Elizabeth Mineração

On August 31, 2021, CSN Cimentos acquired 99.97% of the total capital stock of Elizabeth Mineração and 99.99% of the shares of Elizabeth Cimentos, with 88.746% of direct equity interest and 11.254% of indirect equity interest (through Elizabeth Mineração). The assets acquired are located in the northeast region of Brazil. Upon completion of the transaction, CSN Cimentos expects relevant operational, logistical, management and commercial synergies, a better product mix and expansion of its customer base.

a) Determination of the purchase price

The table below summarizes the price considered for accounting purposes:

Item	Comment	Elizabeth Cimentos	Elizabeth Mineração	Reference
Assets transferred	A payment in the amount of R$201 milion is being carried out in the transaction.	77,768	123,947	(i)
Assets transferred	Refers to financial adjustment of working capital and debt.	(3,914)	(5,116)	(i)
Equity interests issued	Shares issued by Elizabeth Cimentos and acquired by CSN Cimentos.	526,037		(ii)
Purchase price considered for the business combination		599,891	118,831
(i)	The transaction included payments by CSN Cimentos of R$77,768 and R$123,947 on August 31, 2021, and an adjustment in the amount of R$3,914 and R$5,116, received in December 2021 related to working capital adjustment provided for in the sale agreement.

(ii)	In August 2021, Elizabeth Cimentos performed a primary issuance of 2,382,758,512 new common shares, nominative and with no par value, which were subscribed and paid in by CSN Cimentos.

b) Goodwill on acquisition of control of Elizabeth Cimentos and Elizabeth Mineração

The transaction generated goodwill for expected future profitability of R$83,266, as shown in the table below:

Item	Reference	Elizabeth Cimentos	Elizabeth Mineração
Purchase price considered	item (i) and (ii)	599,891	118,831
Fair value of the assets and liabilities acquired		516,625	118,831
Goodwill for future profitability expected		83,266	-

On the acquisition of Elizabeth Mineração, the price paid was fully allocated to the assets acquired, not generating goodwill for expected future profitability.

(i) Fair value of assets and liabilities acquired

The following table shows the allocation of the fair value of assets acquired and liabilities assumed at August 31, 2021, considering the direct and indirect interests, calculated based on independent appraisers’ reports.

	Elizabeth Cimentos			Elizabeth Mineração
	Carrying amounts	Fair value adjustments	Total fair value	Carrying amounts	Fair value adjustments	Total fair value
Cash and cash equivalents	52,571		52,571	2,197		2,197
Trade receivables	27,571		27,571	1,027		1,027
Receivables from related parties	96,374		96,374	9,035		9,035
Inventories	44,157		44,157	1,017		1,017
Recoverable taxes	18,616		18,616	931		931
Short-term investments	14,689		14,689
Other assets	17,733		17,733	673		673
Investment				40,653	24,845	65,498
Property, plant and equipment	373,574	161,367	534,941	15,092	77,089	92,181
Intangíible assets	798	59,456	60,254	500	269,385	269,885
Total assets acquired	646,083	220,823	866,906	71,125	371,319	442,444

Borrowings and financing	198,778		198,778	182,402		182,402
Trade payables	22,735		22,735	446		446
Taxes payable	19,202		19,202	37,158		37,158
Debits with related parties				96,350		96,350
Other payables	44,052		44,052	7,257		7,257
Total liabilities assumed	284,767		284,767	323,613		323,613
Net equity acquired	361,316	220,823	582,139	(252,488)	371,319	118,831
Indirect investiment	(40,663)	(24,851)	(65,514)
Net equity acquired	320,653	195,972	516,625	(252,488)	371,319	118,831

The fair value allocation resulted in an adjustment totaling R$567,297, distributed among the main assets of Elizabeth Cimentos and Elizabeth Mineração. The following table shows the composition of the allocated amounts and a summary of its calculation methodology:

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

CSN Cimentos has engaged an independent company to prepare an appraisal report on the tangible and intangible assets and allocation of the excess price paid. After the conclusion of the appraisal report, the Company reclassified the amount of R$27,667 from goodwill to fair value the licenses and mining rights.

Accounting Policy

Business combination

The acquisition method is used to account for each business combination conducted by the Company. The consideration transferred for acquiring a subsidiary is the fair value of the assets transferred, liabilities incurred, and equity instruments issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss for the year, as incurred. Identifiable assets acquired and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date.

In accordance with IFRS 3, the purchase price is determined by the sum of the assets transferred, liabilities incurred, equity interests issued, non-controlling interest and the fair value of any interest held prior to the transaction.

In accordance with IFRS 3, the acquirer must recognize goodwill for expected future profitability on the acquisition date, measured by the amount by which the purchase price exceeds the fair value of the assets and liabilities acquired (purchase price allocation). The goodwill for expected future profitability is recorded in intangible assets and, since it does not have a defined useful life, it is not amortized and the Company is required to perform impairment testing, in accordance to the requirements in IAS 36.

The Company has up to 12 months to adjust the measurement of the amounts due to events not considered.

4.	CASH AND CASH EQUIVALENTS

		Consolidated
	12/31/2022	12/31/2021
Cash and banks
In Brazil	85,120	68,638
Abroad	6,310,338	10,007,399
	6,395,458	10,076,037

Investments
In Brazil	5,110,749	6,493,832
Abroad	485,149	76,611
	5,595,898	6,570,443
	11,991,356	16,646,480

Our investments are basically in private and public securities with yields linked to the variation of Interbank Deposit Certificates (CDI) and repo operations backed by National Treasury Notes, respectively. The Company invests part of the funds through exclusive investment funds which have been consolidated in these financial statements.

Our investments are in private securities in top-rated banks and are remunerated at pre-fixed rates.

Accounting Policy

Cash and cash equivalents include cash on hand and in banks and other highly liquid short-term investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value.

5.	FINANCIAL INVESTMENTS

				Consolidated
	Current		Non-current
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Investments (1)	271,590	261,673	15,675	15,148
Usiminas shares (2)	1,184,895	2,383,059
Bonds (3)			140,510	132,523
	1,456,485	2,644,732	156,185	147,671

(1)	Comprised of restricted financial investments and linked to a Bank Deposit Certificate (CDB) to guarantee a letter of guarantee from financial institutions and financial investments in Public Securities (LFT - Letras Financeiras do Tesouro) managed by their exclusive funds.
(2)	Part of the shares of Usiminas Siderúrgica de Minas Gerais S.A. held by the Company guarantees a portion of the Company’s debt.
(3)	Bonds with Fibra bank due in February 2028 (see note 22.b).

Accounting Policy

Short-term investments that are not classified as cash equivalents and are measured at amortized cost and at fair value through profit or loss.

6.      TRADE RECEIVABLES

		Consolidated
	12/31/2022	12/31/2021
Trade receivables
Third parties
Domestic market	1,636,804	1,218,179
Foreign market	1,720,056	1,472,190
	3,356,860	2,690,369
Estimated losses on doubtful debts	(232,830)	(236,927)
	3,124,030	2,453,442
Related parties (note 22 b)	109,134	144,396
	3,233,164	2,597,838

The composition of the gross balance of accounts receivable from third party consumers is shown as follows:

		Consolidated
	12/31/2022	12/31/2021
Current	2,934,057	2,255,200
Past-due up to 30 days	163,959	164,019
Past-due up to 180 days	54,452	67,822
Past-due over 180 days	204,392	203,328
	3,356,860	2,690,369

The changes in expected credit losses are as follows:

		Consolidated
	12/31/2022	12/31/2021
Opening balance	(236,927)	(228,348)
(Loss)/Reversal estimated	(87)	1,755
Recovery and write-offs of receivables	13,197	6,287
Consolidation in the acquisition of companies	(9,013)	(16,621)
Closing balance	(232,830)	(236,927)

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

The Company measures credit losses annually expected for the instrument, where it considers all possible loss events over the lifetime of its receivables, using a loss rate matrix by maturity range adopted by the Company, from the initial moment (recognition) of the asset. This model considers the customer’s history, default rate, financial situation and the position of its legal advisors to estimate expected credit losses.

The Company performs operations relating to assignment of receivables without co-obligation in which, after the assignment of trade notes/bills from the customer and receipt of funds arising from the closing of each operation, CSN settles the accounts receivable and relieves itself entirely of the operation’s credit risk.

7.	INVENTORIES

		Consolidated
	12/31/2022	12/31/2021
Finished goods	4,421,166	4,457,842
Work in progress	3,501,145	2,710,149
Raw materials	3,297,213	3,638,952
Storeroom supplies	1,174,244	770,296
Advances to suppliers	37,619	121,519
Provision for losses	(96,493)	(98,730)
	12,334,894	11,600,028

Classified:
Current	11,289,229	10,943,835
Non-current (1)	1,045,665	656,193
	12,334,894	11,600,028
(1)	Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed.

The changes in expected losses on inventories are as follows:

		Consolidated
	12/31/2022	12/31/2021
Opening balance	(98,730)	(109,038)
Reversal of inventories with low turnover and obsolescence	3,621	10,308
Consolidation in the acquisition of companies	(1,384)
Closing balance	(96,493)	(98,730)

Accounting Policy

The inventory is recorded at the lower of cost and net realizable value. The cost is determined using the weighted average cost method for the purchase of raw materials. The cost of finished goods and work in progress includes raw materials, labor, other direct costs (based on normal production capacity). The net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to realize the sales. Expected losses on slow-moving or obsolete inventories are recognized when deemed necessary.

8.	RECOVERABLE TAXES

		Consolidated
	12/31/2022	12/31/2021
State Value-Added Tax	1,130,843	1,162,900
Brazilian federal contributions (1)	1,862,828	1,352,100
Other taxes	189,087	105,375
	3,182,758	2,620,375

Classified:
Current	1,865,626	1,655,349
Non-current	1,317,132	965,026
	3,182,758	2,620,375
(1)	In a judgment finalized on September 24, 2021, the Federal Supreme Court, with general repercussion, decided for the unconstitutionality of the levy of IRPJ and CSLL on amounts of interest on arrears at the SELIC rate received because of the repetition of undue tax payment. Although the decision is still pending publication, and the Company's specific lawsuit is still pending judgment, based on its best estimate to date CSN reassessed the judgment on this lawsuit, as required by IFRIC 23 and recorded a credit in the amount of R$229,000. After the final and unappealable court decision of the Company's legal action, these amounts will be considered in the tax assessments, in accordance with Federal Tax Authorities of Brazil.

Accounting Policy

The accumulated tax credits arise basically from ICMS, PIS and COFINS credits on purchases of raw materials and fixed assets used in production. The realization of these credits normally occurs through offset with debits of these taxes, generated by sales operations and other taxed expenses.

The balance of recoverable taxes maintained as current is expected to be offset in the next 12 months, as well as based on analysis and budget projection approved by Management. The Company does not foresee risks of non-realization of these tax credits, provided that these budget projections materialize.

9.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets are as follows:

				Consolidated
	Current		Non-current
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Judicial deposits (note 20)			533,664	339,805
Prepaid expenses	311,087	225,036	47,109	74,503
Prepaid expenses with sea freight	36,783
Actuarial asset (note 22 b)			35,477	59,111
Trading securities	9,596	12,028
Loans with related parties (note 22 b)	5,383	4,511	1,384,773	1,143,228
Other receivables from related parties (note 22 b)	1,858	1,828	1,484,759	927,077
Eletrobrás bonds and compulsory loan (1)			58,030	859,607
Dividends receivables (note 22 b)	77,377	76,878
Employee debts	59,578	43,542
Receivables by indemnity (2)			974,863	534,896
Other	274,838	120,297	231,043	427,528
	776,500	484,120	4,749,718	4,365,755

(1)	In December 2021, the Company had recorded certain and due amount with Centrais Elétricas Brasileiras S.A. - Eletrobras, relating mainly to interest and monetary adjustment of the Compulsory Loan. In December 2022, the Company received R$370,000 in cash and R$367,000 in shares representing 32.74% of the capital of subsidiary CEEE-G, as per the Private Instrument of Transaction and other covenants. The remaining balance refers to preferred shares held by the Company in Eletrobras.
(2)	This is a certain and due amount, resulting from the final and unappealable decision of the Court in favor of the Company in 2020, due to losses and damages resulting from the sinking of the voltage in the supply of energy in the periods from January/1991 to June/2002. Additionally, in the 3rd quarter of 2022, the uncontroversial amount of R$422,254 was recognized in the same account, as a refund of the amounts overpaid for railroad freight from April 1994 to March 1994 and March 1996 to the company RFFSA, and that after its extinction, the Federal Government became the responsible for payment.

10.	BASIS OF CONSOLIDATION AND INVESTMENTS

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the years ended December 31, 2022 and 2021 include the following direct and indirect subsidiaries and joint ventures, associates, joint ventures, as well as the exclusive funds, as follows:

	Equity interests (%)
Companies	12/31/2022	12/31/2021	Core business
Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Inova Ventures	100.00	100.00	Equity interests and Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.90	99.99	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	79.75	78.24	Mining
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	92.71	92.71	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CSN Inova Ltd.	100.00	100.00	Advisory and implementation of new development projec
CBSI - Companhia Brasileira de Serviços de Infraestrutura	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos S.A.	99.99	99.99	Manufacturing and sale of cement
Berkeley Participações e Empreendimentos S.A.	100.00	100.00	Electric power generation and equity interests
CSN Inova Soluções S.A.	99.99	99.99	Equity interests
CSN Participações I	99.99	99.99	Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.	0.01	99.99	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Participações III	99.99	99.99	Equity interests
CSN Participações IV	99.99	99.99	Equity interests
CSN Participações V	99.99	99.99	Equity interests

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.99	99.99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.99	99.99	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.99	99.99	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U. [1]		100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L.U.	79.75	78.24	Financial transactions, product sales and Equity interests
CSN Mining GmbH	79.75	78.24	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited (8)	79.75	78.24	Commercial representation
Lusosider Ibérica S.A.	100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.	79.75	78.24	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC	100.00	100.00	Import and distribution/resale of products
Elizabeth Cimentos S.A.	99.98	99.98	Manufacturing and sale of cement
Elizabeth Mineração Ltda [2]		99.96	Mining
Santa Ana Energética S.A.	100.00		Electric power generation
Topázio Energética S.A.	100.00		Electric power generation
Brasil Central Energia Ltda.	100.00		Electric power generation
Circula Mais Serviços de Intermediação Comercial S.A.	99.99		Commercial intermediation for the purchase and sale of assets and materials in general
CSN Cimentos Brasil S.A.	99.99		Manufacturing and sale of cement
Metalgráfica Iguaçu S.A	100.00		Metal packaging manufacturing
Companhia Energética Chapecó	79.75		Electric power generation
Companhia Estadual de Geração de Energia Elétrica - CEEE-G	98.96		Electric power generation
Ventos de Vera Cruz S.A.	98.95		Electric power generation
Ventos de Curupira S.A	98.95		Electric power generation
Ventos de Povo Novo S.A.	98.95		Electric power generation

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A. (*)	31.82	31.82	Dormant company
Transnordestina Logística S.A.	47.26	47.26	Railroad logistics
Equimac S.A	50.00	50.00	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A.	14.86	14.58	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

Indirect interest in affiliates: equity method
Ventos da Lagoa Energia S.A.	10.00		Electric power generation
Jaguari Energética S.A.	10.50		Electric power generation
Chapecoense Geração S.A.	9.00		Electric power generation
Parques Eólicos Palmares S.A.	10.00		Electric power generation
Ventos do Litoral Energia S.A.	10.00		Electric power generation
Ventos dos índios Energia S.A.	10.00		Electric power generation
Companhia Energética Rio das Antas - Ceran	10.00		Electric power generation
Ventos do Sul S.A.	10.00		Electric power generation
Foz Chapecó Energia S.A.	10.00		Electric power generation

Exclusive funds: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund
(*)	Dormant companies.
1	- CSN Steel Holdings 1, S.L.U. was incorporated by CSN Productos Siderúrgicos S.L. on August 02, 2022
2	- Elizabeth Mineração was incorporated by CSN Cimentos S/A on April 30, 2022.

10.a)	Changes in investments in joint ventures, joint operations, associates and other investments

The positions presented as of December 31, 2022 and 2021 and the changes refer to the interest held by CSN in these companies:

							Consolidated
Companies	Opening balance on 12/31/2021	Capital increase	Dividends	Equity Income	Comprehensive income	Others	Final balance on 12/31/2022
Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica	1,806,542		(77,403)	325,800	(146)	105	2,054,898
Fair Value MRS	480,622						480,622
Fair Value MRS amortization	(70,481)			(11,744)			(82,225)
Transnordestina Logística S.A.	1,114,232	100,000		(29,307)		(411)	1,184,514
Fair Value -Transnordestina (*)	271,117					387,989	659,106
Arvedi Metalfer do Brasil (affiliate)	21,541			4,702		(461)	25,782
Equimac S.A	8,428	5,079		3,936	140	899	18,482
Indirect interest in affiliates - CEEE-G	-					216,307	216,307
Fair Value indirect participation CEEE-G (1)	-					359,024	359,024
Fair Value amortization indirect participation CEEE-G	-			(25,889)			(25,889)
	3,632,001	105,079	(77,403)	267,498	(6)	963,452	4,890,621

Equity interests evaluated by the cost method (2)	27,041	14,052					41,093
Investments at fair value through profit or loss (note 14)	190,320					(95,620)	94,700
Others	285					33,303	33,588
Other participations	217,646	14,052				(62,317)	169,381

Total shareholdings	3,849,647	119,131	(77,403)	267,498	(6)	901,135	5,060,002

Classification of investments in the balance sheet
Equity interests	3,849,647						5,060,002
Investment Property	162,181						159,080
Total investments in the asset	4,011,828						5,219,082

(*)	In 2022, the Company performed an impairment test of the joint venture Transnordestina Logistica S.A. and reversed the impairment of Fair Value of R$387,989. See details of the impairment test in note 10.e.

(1)	As of December 31, 2022, the balance of R$ 359,024 refers to the Fair Value generated in the acquisition of CEEE-G, according to note 3.c.;

(2)	In 2021 and 2022, through CSN Inova Ventures, strategic investments were made in startups, namely: Alinea Health Holdings Ltda. I. Systems Aut. Ind., 2D Materials, H2Pro Ltda, 1S1 Energy, Traive INC., OICO Holdings and Clarke Software;

The reconciliation of equity in earnings of companies with shared control classified as joint ventures and associates and the amount presented in the income statement is presented below and results from the elimination of the results of CSN's transactions with these companies:

		Consolidated
	12/31/2022	12/31/2021

Equity in results of affiliated companies
MRS Logística S.A.	325,800	260,622
Transnordestina	(29,307)	(45,870)
Arvedi Metalfer do Brasil	4,702	3,265
Equimac S.A	3,936	(608)
Fair Value Amortization	(37,633)	(11,747)
	267,498	205,662
Other adjustments
Cost of sales	(80,006)	(62,982)
To taxes	27,202	21,414
Others	23,223	18,410
Equity in results	237,917	182,504

10.b)	Additional information on operational subsidiaries based in Brazil and abroad

•      CSN CIMENTOS S.A. (“CSN CIMENTOS”)

The cement operations in the Group began in May 2009 with a crushing unit in Volta Redonda/RJ, driven by the synergy between that activity and the generation of slag produced in our blast furnaces in the Presidente Vargas steel plant (“UPV”), a material used as raw material in the production of cement.

In 2011, our production of clinker was initiated after the installation of a furnace in Arcos/MG, using calcitic limestone extracted in the Bocaina mine, existing in the same location that also supplies steel limestone to UPV. The clinker produced is primarily loaded by rail to our cement plant in Volta Redonda/RJ.

In 2015, the unit in Arcos/MG started its production of cement with the installation of two vertical crushers. In 2016 a second production line of clinker was assembled, reaching full independence for clinker in the production of cement.

The production in Arcos is primarily of cement type CP-II, basically composed of clinker, slag, limestone and plaster, and the composition of those materials varies depending on the intended final product. Also, in Arcos, there is extraction of limestone and dolomite destined to UPV.

•      ELIZABETH CIMENTOS S.A. (“Elizabeth Cimentos”)

On August 31, 2021, the acquisition of control of Elizabeth Cimentos and Elizabeth Mineração, through its subsidiary CSN Cimentos, was concluded.

Elizabeth Cimentos is a corporation located in Paraíba which manufactures and sells Portland cement and clinker. Its products are marketed in all states of the North and Northeast regions.

•      ELIZABETH MINERAÇÃO LTDA. (“Elizabeth Mineração”)

Elizabeth Mineração is incorporated as a limited liability company, founded in 2005, and its object is the extraction, processing, and sale of stone ores. It may also participate in other companies as a partner, shareholder, or member. On May 1, 2022, Elizabeth Mineração was merged into CSN Cimentos S.A.

•      SEPETIBA TECON S.A. (“Tecon”)

It aims to explore Container Terminal at the Port of Itaguaí, located in Itaguaí, in the State of Rio de Janeiro. The terminal is connected to the UPV by the Southeast railroad network, which is granted to MRS Logística S.A. The services provided are handling operations and storage of containers, steel products and cargo in general, among other products and services for washing, maintenance and hygiene of containers.

Tecon won a bidding procedure and entered into the lease agreement on October 23, 1998, starting operations in 2001, for operation of the port terminal for a period of 25 years, extendable for an equal period. In 2022, this deadline was extended for additional 25 years.

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

•      ESTANHO DE RONDÔNIA S.A. (“ERSA”)

Headquartered in the state of Rondônia, the subsidiary operates two units, one in the city of Itapuã do Oeste/RO and the other in Ariquemes/RO. Mining is located in Itapuã do Oeste, where cassiterite (tin ore) is extracted, and in Ariquemes, the foundry where metallic tin is obtained, which is the raw material used at UPV for the manufacture of metal sheets.

•      COMPANHIA METALÚRGICA PRADA (“Prada”)

Prada operates in two segments: metal steel packaging and flat steel processing and distribution.

Packaging

In the metal steel packaging segment, Prada produces the best and safest cans, buckets, and aerosols. It serves the chemical and food segments, providing packaging and lithography services to the main companies in the market.

Distribution

Prada also operates in the flat steel processing and distribution area, with a diversified product line. Supplies coils, rolls, plates, stripes, blanks, metal sheets, profiles, tubes, and tiles, among other products, for the most different segments of the industry - from automotive to civil construction. It is also specialized in providing steel processing services, meeting the demand from companies all over the country.

•      METALGRÁFICA IGUAÇU S.A. (“Metalgráfica”)

Founded in 1951, Metalgráfica has units in Ponta Grossa (PR) and Goiânia (GO), and produces steel cans for the national and international market of metal food packaging. The operation is a strategic step towards expanding the production capacity of CSN's packaging division. The technology used by Metalgráfica is more modern than that used by CSN, improving the competitiveness of the business and strengthening the national chain, especially in relation to substitute packaging.

•      CSN ENERGIA S.A. (“Energia”)

Its main objective is to sell electric energy to supply the operational needs of its The Company and its respective subsidiaries. If there is a surplus of the acquired energy, it is sold to the market through the CCEE ("Electric Energy Trading Chamber"). The company's head office is located in Rio de Janeiro.

•      FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA S.A. (“FTL”)

Company created for the purpose of incorporating the spun-off portion of Transnordestina Logística S.A. It operates public cargo transportation services in the northeast of Brazil, in the stretches between the cities of São Luís and Altos, Altos and Fortaleza, Fortaleza and Sousa, Sousa and Recife/Jorge Lins, Recife/Jorge Lins and Salgueiro, Jorge Lins and Propriá, Paula Cavalcante and Cabedelo (Branch of Cabedelo) and Itabaiana and Macau (Branch of Macau) (“Malha I”).

On March 23, 2021, CSN subscribed FTL shares through the capitalization of credits arising from Advances for Future Capital Increase (AFAC) in the amount of R$10,860, increasing its interest in FTL’s capital from 92.38% to 92.71%. As a result of the operations described above, which caused a change in shareholder participation, the Company recorded a loss in the amount of R$29, recorded in shareholders’ equity under “Other comprehensive income”. There was no change in the corporate structure in 2022.

•      CSN MINERAÇÃO S.A. (“CSN Mineração”)

Headquartered in Congonhas, in the State of Minas Gerais, CSN Mineração S.A. has as its main objective the production, purchase and sale of iron ore, and has the commercialization of products in the foreign market as its focal point. As of November 30, 2015, CSN Mineração S.A. started to centralize CSN’s mining operations, including the establishments of the Casa de Pedra mine, the TECAR port and an 18.63% stake in MRS. CSN's stake in this subsidiary on December 31, 2022 was of 79.75% (78.24% on December 31, 2021).

• MINÉRIOS NACIONAL S.A. (“Minérios Nacional”)

Headquartered in Congonhas, in the State of Minas Gerais, Minérios Nacional has as main objective the production and sale of iron ore. The subsidiary concentrates the mining rights assets related to the Fernandinho, Cayman and Pedras Pretas mines, all in Minas Gerais transferred to Minérios Nacional S.A. in the business combination operation that took place in 2015.

•      CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA (“CBSI”)

Located in the city of Araucária, PR, the main purpose of CBSI is to render services to subsidiaries, associates, controlling companies and third-party entities related to the recovery and maintenance of industrial machinery and equipment, civil maintenance, industrial cleaning, preparation product logistics, among others.

•      COMPANHIA FLORESTAL DO BRASIL (“CFB”)

Companhia Florestal do Brasil, a legal entity governed by private law, was incorporated on May 24, 2013. It is organized as a closely-held corporation and the company's head office is located in São Paulo.

• STAHLWERK THÜRINGEN GMBH (“SWT”)

The SWT was formed from the defunct Maxhütte steel industrial complex in Unterwellenborn, Germany. SWT produces used steel profiles for civil construction in accordance with international quality standards. It main raw material is steel scrap, and its installed production capacity is 1.1 million tons of steel per year. SWT is an indirect subsidiary of CSN Steel S.L.U., a wholly owned subsidiary of CSN.

• COMPANHIA SIDERÚRGICA NACIONAL – LLC (“CSN LLC”)

Companhia Siderúrgica Nacional, LLC, a wholly owned subsidiary of CSN Steel S.L.U. which, in turn, is a wholly owned subsidiary of CSN, is an importer and marketer of steel products and maintains its activities in the United States.

• LUSOSIDER AÇOS PLANOS, S.A. (“Lusosider”)

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

•      COMPANHIA ESTADUAL DE GERAÇÃO DE ENERGIA ELÉTRICA – CEEE-G.

On October 21, 2022, Companhia Florestal Brasileira acquired a 66.23% stake in Companhia Estadual de Geração de Energia Elétrica – CEEE-G, which belonged to the State of Rio Grande do Sul, later it also acquired on December 15, 2022 the 32.73% stake in CEEE-G which belonged to Centrais Elétricas Brasileiras S.A. - Eletrobras.

Headquartered in Porto Alegre, State of Rio Grande do Sul. CEEE-G's main purpose is to carry out studies, projects, construction and operation of power plants, as well as entering into company acts resulting from these activities, such as the sale of electricity. CEEE-G exercises share control of Special Purpose Entities (SPEs) Ventos de Curupira S.A., Ventos de Povo Novo S.A. and Ventos de Vera Cruz S.A., incorporated in February 2014 and members of the consortium responsible for building the Povo Novo Wind Complex. CEEE-G's stake as of December 31, 2022 is 99.99%.

•      COMPANHIA ENERGÉTICA CHAPECÓ – CEC

Companhia Energética Chapecó, headquartered in the city of São Paulo, is an independent electricity production concessionaire whose main activity is to take advantage of the electric energy potential located on the Chapecó River, through a hydroelectric power plant, among the municipalities of Ipuaçu and São Domingos, in the state of Santa Catarina, called Quebra-Queixo Generator Center. On December 11, 2000, Companhia Energética Chapecó signed the Concession Agreement for the Use of Public Assets for the generation of electricity 94/2000 with the Brazilian Electricity Regulatory Agency – ANEEL. The concession has a term of 35 years from the date of signature of the concession contract by the granting authority, which may be extended under the conditions established by ANEEL, and provided that the exploration of the hydroelectric use is in accordance with the conditions of the concession contract and in the legislation of the sector.

•      CSN CIMENTOS BRASIL S.A. (“CSN Cimentos Brasil”)

On September 6, 2022, CSN and LafargeHolcim (Brasil) S.A. ("LafargeHolcim") is a corporation, domiciled in Brazil, with its headquarters located at Estrada Aterrado do Leme, Santa Cruz, Rio de Janeiro - RJ, with industrial plants, warehouses and branches in a large part of the national territory. Its main activities are: production, industry and general trade of cement, lime, mortar, minerals and metals in general and complementary products for civil construction, in natura. The stake as of December 31, 2022 is 99.99%.

10.c)	Main events occurred in the subsidiaries

IPO of CSN MINERAÇÃO

(a) Initial Public Offering (IPO)

On February 17, 2021, the subsidiary CSN Mineração concluded its initial public offering at B3 - Brasil, Bolsa, Balcão. The final prospectus of the public offering consisted of: (i) primary distribution of 161,189,078 shares (“Primary Offering”); and (ii) secondary distribution of 422,961,066 shares, being initially 372,749,743 shares (“Secondary Offering”), increased by 50,211,323 supplementary shares held by CSN (“Supplementary Shares”). The price per share was fixed at R$8.50 after the collection of intention of investments from institutional buyers in Brazil and abroad.

The Company’s interest in the subsidiary CSN Mineração changed from 78.24% in December 2021 to 79.75% in December 2022.

(i)	Primary Distribution of Shares

Upon the primary distribution, CSN Mineração issued 161,189,078 shares (“Primary Offering”) and capitalized the total amount of R$1,370,107 (R$1,347,862 net of transaction costs).

The issuance of 161,189,078 shares diluted the Company’s interest in the capital of CSN Mineração and, accordingly, the Company recognized in other comprehensive income a gain from the change of ownership percentage.

The impact of the transaction is presented below:

Gain on participation in the capital increase	1,060,530
Loss due to dilution of participation with issue of new shares	(231,044)
Equity adjustment by dilution of share percentage	(7,393)
Net gain from the transaction	822,093

(ii)	Secondary Distribution of Shares

Upon the secondary distribution of shares, Companhia Siderúrgica Nacional sold 327,593,584 common shares of CSN Mineração and, additionally, in March 2021 sold supplementary 50,211,323 common shares, totaling 377,804,907 or 9.3% of shares previously held, in the total amount of R$3,211,342 (R$3,164,612 net of transaction costs). The gain for the sale was recognized as Other Operating Income.

The main impacts of the transaction are presented below:

Equity in the transaction	9,947,525
Number of share before initial public offering	5,430,057,060
Cost per share	R$ 1.83

Number of shares sold by CSN	377,804,907
Price per share	R$ 8.50

(+) Net cash generated in the transaction	3,211,342
(-) Transaction cost	(46,730)
(=) net cash reveivable (a)	3,164,612
(-) Cost of shares (b)	(692,115)
(=) Net gain from the transaction (a)+(b)	2,472,497

- Shares repurchase program of subsidiary CSN Mineração

On March 24, 2021, November 3, 2021, and May 18, 2022, the Board of Directors of CSN Mineração approved the Share Repurchase Plans, to remain in treasury and subsequent disposal or cancellation, pursuant to CVM Instruction 567/2015, described below.

On May 18, 2022, the cancellation of 105,907,300 nominative common shares without a nominal value, repurchased and held in treasury, was approved at a Board of Directors' Meeting. On December 31, 2022 the subsidiary CSN Mineração had no treasury shares.

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Treasury balance
1º	03/24/2021	58,415,015	from 3/25/2021 to 9/24/2021	R$6.1451	R$5.5825 and R$6.7176	52,940,500		52,940,500
2º	11/03/2021	53,000,000	from 11/04/2021 to 9/24/2022	R$6.1644	R$5.0392 and R$6.1208	52,466,800		105,907,300
	05/18/2022			Not applicable	Not applicable		105,907,300
3º	05/18/2022	106,000,000	from 05/19/2022 to 5/18/2023
						105,407,300	105,907,300

- Drop down - Cement

The cement activities had been carried out as a business unit of CSN and, recently, the Company chose to segregate these activities to its subsidiary CSN Cimentos. This segregation was approved at an Extraordinary General Meeting of CSN Cimentos, held on January 31, 2021, which, among other matters, approved a capital increase in CSN Cimentos in the amount of R$2,956,094, with the issuance of 2,956,094,491 new common shares, which were fully subscribed and paid in on the same date by the Company, upon assignment of the net assets, liabilities, goods, rights and obligations related to CSN's cement segment, as described in detail in the Appraisal Report, also approved at the aforementioned meeting.

Find below the breakdown of the net assets contributed:

	12/31/2020	01/31/2021
Assets	Appraisal reports	Close balance
Trade receivables	37,171	54,684
Inventories	134,309	164,460
Other assets	29,186	30,228
Property, plant and equipment	3,151,349	3,129,161
Intangíible assets	8,086	8,086
Liabilities
Trade payables	(253,186)	(278,538)
Other payables current	(42,074)	(34,301)
Lease liabilities	(42,257)	(24,430)
Other provisions	(66,490)	(64,125)
Net assets	2,956,094	2,985,225

10.d)	Joint ventures and joint operations financial information

The balance sheet and income statement balances of the companies whose control is shared are shown below and refer to 100% of the companies’ results:

FS-32

				12/31/2022				12/31/2021
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
Equity interest (%)	37.27%	48.03%	50.00%	48.75%	37.27%	47.26%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	867,937	1,164	8,983	46,946	1,836,612	1,259	2,077	42,500
Advances to suppliers	29,500	21,036	1,384	1,273	44,011	11,486	407	1,254
Other current assets	1,351,335	78,777	11,648	30,735	1,065,913	55,334	8,862	18,453
Total current assets	2,248,772	100,977	22,015	78,954	2,946,536	68,079	11,346	62,207
Non-current Assets
Other non-current assets	887,987	255,367	1,643	19,007	980,861	124,776		19,578
Investments, PP&E and intangible assets	11,541,779	11,029,525	41,709	325,911	9,614,144	10,145,422	28,964	358,265
Total non-current assets	12,429,766	11,284,892	43,352	344,918	10,595,005	10,270,198	28,964	377,843
Total Assets	14,678,538	11,385,869	65,367	423,872	13,541,541	10,338,277	40,310	440,050

Current Liabilities
Borrowings and financing	735,231	142,073	5,497		767,992	228,769	4,041
Lease liabilities	472,129		701		383,323
Other current liabilities	1,682,928	150,268	5,777	14,326	1,513,799	157,946	4,063	40,473
Total current liabilities	2,890,288	292,341	11,975	14,326	2,665,114	386,715	8,104	40,473
Non-current Liabilities
Borrowings and financing	3,604,793	7,142,895	14,446		3,551,278	6,665,700	15,351
Lease liabilities	1,928,931		630		1,718,366
Other non-current liabilities	740,892	1,484,884	1,353	18,914	759,538	928,254		16,098
Total non-current liabilities	6,274,616	8,627,779	16,429	18,914	6,029,182	7,593,954	15,351	16,098
Shareholders’ equity	5,513,634	2,465,749	36,963	390,632	4,847,245	2,357,608	16,855	383,479
Total liabilities and shareholders’ equity	14,678,538	11,385,869	65,367	423,872	13,541,541	10,338,277	40,310	440,050

	01/01/2022 to 12/31/2022				01/01/2021 to 12/31/2021
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
Equity interest (%)	37.27%	48.03%	50.00%	48.75%	37.27%	47.26%	50.00%	48.75%
Statements of Income
Net revenue	5,592,118	375	41,307	188,024	4,427,385	138	15,238	221,023
Cost of sales and services	(3,477,896)		(24,977)	(100,454)	(2,919,527)		(13,001)	(81,649)
Gross profit	2,114,222	375	16,330	87,570	1,507,858	138	2,237	139,374
Operating (expenses) income	(243,399)	(40,685)	(3,769)	(77,742)	(116,499)	(76,543)	(3,453)	(69,097)
Financial income (expenses), net	(641,862)	(21,551)	(3,211)	2,545	(345,513)	(20,651)		1,274
Income before income tax and social contribution	1,228,961	(61,861)	9,350	12,373	1,045,846	(97,056)	(1,216)	71,551
Current and deferred income tax and social contribution	(354,786)		(1,479)	(4,408)	(346,551)			(24,390)
Profit / (loss) for the year	874,175	(61,861)	7,871	7,965	699,295	(97,056)	(1,216)	47,161

•      ITÁ ENERGÉTICA S.A. - (“ITASA”)

ITASA is a corporation established in July 1996 that was engaged to operate under a concession, the Itá Hydropower Plant (“HPP Itá”), with 1,450 MW of installed power, located on the Uruguay River, on the Santa Catarina and Rio Grande do Sul state border. The HPP Itá concession is shared with ENGIE Brasil Energia S.A., with CSN holding 48.75%.

•      MRS LOGÍSTICA S.A. (“MRS”)

Located in the city of Rio de Janeiro-RJ, the company aims to exploit, for an onerous concession, the public service of railway cargo transportation in the areas of the Southeast Network, located on the Rio de Janeiro, São Paulo, and Minas Gerais axis, previously held by the extinct Rede Ferroviária Federal S.A. - RFFSA. The concession has a term of 30 years from December 1, 1996, extendable for an equal period by exclusive decision of the grantor. In July 2022, the granting authority approved the extension of the concession for additional 30 years from December 1, 2026.

MRS can also explore modal transport services related to rail transport and participate in projects aimed at expanding the rail services granted.

For the provision of services, MRS leased from RFFSA, for the same period of the concession, the assets necessary for the operation and maintenance of the rail freight transport activities. At the end of the concession, all leased assets will be transferred to the possession of the railway transport operator designated in that same act.

The Company directly holds an 18.64% interest in the total capital of MRS and indirectly, through its subsidiary CSN Mineração S.A., a 14.86% interest in the capital of MRS, totaling a 33.50% interest.

•      CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

The Igarapava Hydropower Plant is located on the Grande River, in the city of Conquista, MG, and has installed capacity of 210 MW. It consists of 5 Bulb-type generating units.

CSN holds 17.92% of the investment in the consortium, whose specific purpose is the distribution of electricity, which is distributed according to the percentage of participation of each company.

10.e)	TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TLSA is primarily engaged in the public service operation and development of a railroad network in the Northeast of Brazil, comprising the rail links Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém (“Malha II”). On December 23, 2022, after extensive negotiations involving ANTT, TCU and the then Ministry of Infrastructure, the first amendment to the Concession Agreement was signed, which redefined the scope and deadlines for completion of the TLSA sections, notably to provide for the return of the section Salgueiro-Porto de Suape, which results in a project with the current 1,206 km of rail network and completion deadline up to December 2029.

Management relies on resources from its shareholders and third parties to complete the work, which is expected to be available, based on previously conducted agreements and recent discussions between the parties involved. After evaluating this matter, Management concluded that the use of the project’s business continuity accounting basis in the preparation of the financial statements was considered appropriate.

Measurement of recoverable value:

Cash flow projection	By 2057
Gross margin	Estimated based on market study to capture cargo and operating costs according to market trend studies
Cost estimate	Study-based costs and market trends
Perpetuity growth rate	Growth rate was not considered as a result of the projection model until the end of the concession
Discount rate	Range from 5.32% to 6.99% in real terms.

Additionally, CSN, as an investor, carried out is impairment test of its interest in TLSA through the ability to distribute dividends by TLSA, a methodology known as the Dividend Discount Model, or DDM, to remunerate the capital invested by its shareholders. For the performance of this test, some factors were taken into account, such as:

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

Due to the sharing of investors’ risks and the fact that the asset being tested represents the cash-generating unit itself, which in turn equals the legal entity, the risk determined by CSN’s Management is the same as that applied by TLSA when evaluating the investment of its own assets, with no additional risk factor to the model.

Based on the analyses and interpretations of the paragraphs of IAS 28 - Investments in Associates and Joint Ventures and measurement through the impairment test of the investment made, expanding its profitability projections, bringing greater security with respect to its operating assets, thus leading to the Company's decision to reverse impairment of the TLSA’s Fair Value recorded in 2016, in the amount of R$387,989. Therefore, it was not necessary to recognize any additional impairment.

10.f)	Other investments

•      PANATLÂNTICA SA (“Panatlântica”)

Publicly-held corporation headquartered in Gravataí-RS, whose purpose is the industrialization, trade, import, export and processing of steel and metals, ferrous or non-ferrous, coated or not. This investment is classified at fair value through profit or loss.

The Company currently holds 11.31% on December 31, 2022 and 2021 of Panatlântica’s total share capital.

•      ARVEDI METALFER DO BRASIL SA (“Arvedi”)

Arvedi, headquartered in Salto, State of São Paulo, is engaged in pipe production. As of December 31, 2022 and 2021, CSN had a 20.00% interest in Arvedi’s share capital.

Accounting Policy

Equity method of accounting and consolidation

The equity method of accounting for subsidiaries, joint ventures and associates is applied. Other investments are held at fair value or cost.

Subsidiaries: They are entities in which the Company has significant influence over its financial and operating policies and/or potential exercisable or convertible voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and cease to be consolidated on the date on which control ceases.

Jointly controlled entities: are all entities in which the Company has jointly contractually controlled control with one or more parties and can be classified as follows:

Joint operations: are accounted for in the financial statements in order to represent the Company's contractual rights and obligations.

Joint ventures: are accounted for under the equity method and are not consolidated.

Associates: are all entities over which the Company has significant influence but not control, generally through a shareholding of 20% to 50% of the voting rights. Investments in associates are initially recognized at cost and subsequently measured using the equity method.

Exclusive funds

The exclusive funds are private investment funds in which CSN’s resources are allocated according to the Company’s intention. They are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF).

Transactions between subsidiaries, associates, joint ventures and joint operations

Unrealized balances and gains on transactions with subsidiaries, jointly controlled entities and associates are eliminated proportionally to CSN’s interest in the entity in question in the consolidation process. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. The effects on the results of transactions with jointly controlled entities are also eliminated, where part of the equity in results of jointly controlled entities is reclassified to financial expenses, cost of products sold and income tax and social contribution.

The subsidiaries and jointly controlled entities have the same reporting date and accounting policies as those adopted by the Company.

Foreign currency transactions and balances

The transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when their values are remeasured. Foreign exchange gains and losses resulting from the settlement of those transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement as financial result, except when they are recognized in shareholders' equity as a result of foreign operation characterized as foreign investment.

Advances made in foreign currencies are recorded at the exchange rate of the date the entity makes the advance payments or receipts, recognizes (transaction date) as a non-monetary asset or non-monetary liability.

Impairment testing

Investments are reviewed for verification of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized at the amount by which the carrying amount of the asset exceeds its recoverable amount.

10.g)	Investment properties

The balance of investment properties is shown below:

			Consolidated
	Land	Buildings	Total
Balance at December 31, 2020	97,610	86,548	184,158
Cost	97,610	86,548	184,158
Accumulated depreciation		(24,284)	(24,284)
Balance at December 31, 2020	97,610	62,264	159,874
Depreciation (note 26)		(3,055)	(3,055)
Transfer of property, plant and equipment	4,065	1	4,066
Acquisition of Elizabeth		1,296	1,296
Transfers to other asset groups	(133)	133
Balance at December 31, 2021	101,542	60,639	162,181
Cost	101,542	87,977	189,519
Accumulated depreciation		(27,338)	(27,338)
Balance at December 31, 2021	101,542	60,639	162,181
Depreciation (note 26)		(3,072)	(3,072)
Write-off	(29)		(29.00)
Balance at December 31, 2022	101,513	57,567	159,080
Cost	101,513	87,977	189,490
Accumulated depreciation		(30,410)	(30,410)
Balance at December 31, 2022	101,513	57,567	159,080

The Company’s estimate of the fair value of investment properties was made for December 31, 2022. The fair value of investment property in the Company balance as of December 31, 2022 is R$2,163,610 (R$2,055,976 as of December 31, 2021).

The average estimated useful lives for the years are as follows (in years):

		Consolidated
	12/31/2022	12/31/2021
Buildings	27	27

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

11.	PROPERTY, PLANT AND EQUIPMENT

								Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2020	257,686	2,677,565	12,457,383	26,297	3,680,322	516,668	100,302	19,716,223
Cost	257,686	4,752,412	26,213,225	182,974	3,680,322	634,786	414,705	36,136,110
Accumulated depreciation		(2,074,847)	(13,755,842)	(156,677)		(118,118)	(314,403)	(16,419,887)
Balance at December 31, 2020	257,686	2,677,565	12,457,383	26,297	3,680,322	516,668	100,302	19,716,223
Effect of foreign exchange differences	(932)	(6,402)	(2,627)	1,418	2,076	26	(22)	(6,463)
Acquisitions		22,441	367,050	6,756	2,527,722	62,106	7,197	2,993,272
Capitalized interest (1) (notes 29 and 34)					87,414			87,414
PP&E provisions for losses and write-offs (note 27)		(5,051)	(62,606)	(194)	(5,468)	(38,017)	(1,550)	(112,886)
Depreciation (note 26)		(163,911)	(1,845,757)	(7,043)		(68,068)	(27,878)	(2,112,657)
Right of use - Remesurement						109,109		109,109
Update of the ARO (Asset retirement obligation)		2,357						2,357
Transfers to fixed assets to investment property without cash effect	(4,065)	(1)						(4,066)
Acquisition of Elizabeth	100,489	227,629	278,576	878	16,400		3,173	627,145
Transfers to inventory			261,504					261,504
Others			19		3			22
Balance at December 31, 2021	349,495	3,019,934	13,800,888	29,037	3,643,682	581,824	106,274	21,531,134
Cost	349,495	5,358,388	29,348,048	190,847	3,643,682	754,606	445,870	40,090,936
Accumulated depreciation		(2,338,454)	(15,547,160)	(161,810)		(172,782)	(339,596)	(18,559,802)
Balance at December 31, 2021	349,495	3,019,934	13,800,888	29,037	3,643,682	581,824	106,274	21,531,134
Effect of foreign exchange differences	(12,314)	(21,167)	(66,796)	(756)	(6,137)	(1,024)	(334)	(108,528)
Acquisitions	1,402	48,061	6,631	6,618	3,213,068	26,218	58,521	3,360,519
Capitalized interest (1) (notes 29 and 34)					135,242			135,242
PP&E provisions for losses and write-offs (note 27)		(272)	25,229			(754)	(41)	24,162
Depreciation (note 26)		(218,941)	(2,334,638)	(7,245)		(104,382)	(54,495)	(2,719,701)
Transfers to other asset categories	(70,520)	314,131	2,800,864	5,421	(2,965,725)		(84,171)
Transfers to intangible assets					(101,449)			(101,449)
Right of use - Remesurement						99,728		99,728
Consolidation of acquired companies and fair value to asset	217,044	1,309,277	2,288,415	7,801	106,869	43,272	171,916	4,144,594
Others		91	4,700	6		(2)	(51)	4,744
Balance at December 31, 2022	485,107	4,451,114	16,525,293	40,882	4,025,550	644,880	197,619	26,370,445
Cost	485,107	8,741,911	36,373,386	284,863	4,025,550	1,057,566	643,304	51,611,687
Accumulated depreciation		(4,290,797)	(19,848,093)	(243,981)		(412,686)	(445,685)	(25,241,242)
Balance at December 31, 2022	485,107	4,451,114	16,525,293	40,882	4,025,550	644,880	197,619	26,370,445
(*)	Refer substantially to assets for railway use, such as yards, rails, mines, and railroad materials;

(1)	The capitalized borrowing costs are basically determined for the projects in Steel and Mining and refer substantially, to:

- CSN: Technological updates and acquisition of new equipment for maintenance of the production capacity of UPV Plant (RJ);

- CSN Mineração: Expansion of Casa de Pedra (MG) and TECAR (RJ).

(i)	Right of use

Below the movements of the right of use:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2020	393,015	66,086	51,946	5,621	516,668
Cost	434,689	75,882	81,598	42,617	634,786
Accumulated depreciation	(41,674)	(9,796)	(29,652)	(36,996)	(118,118)
Balance at December 31, 2020	393,015	66,086	51,946	5,621	516,668
Effect of foreign exchange differences		3	(6)	29	26
Addition	1,195	178	40,503	20,230	62,106
Remesurement	63,120	18,031	27,958		109,109
Depreciation	(23,424)	(10,343)	(25,472)	(8,829)	(68,068)
Write-offs	(16,940)		(20,944)	(133)	(38,017)
Transfers to other asset categories	22,319	(5,810)	(20,226)	3,717
Balance at December 31, 2021	439,285	68,145	53,759	20,635	581,824
Cost	500,826	94,196	99,103	60,483	754,608
Accumulated depreciation	(61,541)	(26,051)	(45,344)	(39,848)	(172,784)
Balance at December 31, 2021	439,285	68,145	53,759	20,635	581,824
Effect of foreign exchange differences		(360)	(62)	(602)	(1,024)
Addition	2,520	2,042	4,191	17,465	26,218
Consolidation of acquired companies		1,092	35,511	6,669	43,272
Remesurement	45,410	8,325	38,430	7,563	99,728
Depreciation	(22,153)	(16,726)	(48,142)	(17,361)	(104,382)
Write-offs			(754)		(754)
Transfers to other asset categories	(14)	(87)	228	(127)
Others				(2)	(2)
Balance at December 31, 2022	465,048	62,431	83,161	34,240	644,880
Cost	548,756	107,782	277,865	123,164	1,057,567
Accumulated depreciation	(83,708)	(45,351)	(194,704)	(88,924)	(412,687)
Balance at December 31, 2022	465,048	62,431	83,161	34,240	644,880

The average estimated useful lives are as follows (in years):

		Consolidated
	12/31/2022	12/31/2021
Buildings and Infrastructure	34	34
Machinery, equipment and facilities	18	18
Furniture and fixtures	12	12
Others	9	10

Accounting Policy

Property, plant and equipment are carried at cost of acquisition, formation or construction, minus accumulated depreciation or depletion and any impairment loss. Depreciation is calculated using the straight-line method based on the remaining useful life of assets or the term of the contract, whichever is shorter. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. All other disbursements are expensed as incurred.

•	Capitalized interest

Borrowing costs directly attributable to the acquisition, construction and or production of qualifying assets are capitalized as part of the cost of the asset when it is probable that they will result in future economic benefits and on which date they are ready to determine their functions in the manner intended by the Company.

•	Development costs of new ore deposits

Costs for the development of new ore deposits, or for the expansion of the capacity of the mines in operation are capitalized and amortized by the method of units produced (extracted) based on the probable and proven quantities of ore.

•	Exploration expenses

Exploration expenses are recognized as expenses until the viability of the mining activity is established; after that period, subsequent costs are capitalized.

•	Waste removal costs

Expenses incurred during the development phase of a mine, prior to the production phase, are accounted for as part of the depreciable development costs. Subsequently, these costs are amortized over the useful life of the mine on the basis of probable and proven reserves.

•	Stripping costs

The stripping costs incurred in the production phase are added to the stock value, except when a specific extraction campaign is carried out to access deeper deposits of the deposit. In this case, costs are capitalized and classified in non-current assets and are amortized over the useful life of the deposit.

12.    INTANGIBLE ASSETS

							Consolidated
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total
Balance at December 31, 2020	3,606,156	278,041	45,665	215,532	3,169,349	2,051	7,316,794
Cost	3,846,563	823,540	182,059	215,532	3,193,787	2,051	8,263,532
Accumulated amortization	(131,077)	(545,499)	(136,394)		(24,438)		(837,408)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2020	3,606,156	278,041	45,665	215,532	3,169,349	2,051	7,316,794
Effect of foreign exchange differences		(1,835)	(24)	(1,923)		(18)	(3,800)
Acquisitions and expenditures			3,302		27		3,329
Transfer of property, plant and equipment			29,840				29,840
Amortization (note 27)		(68,294)	(12,343)		(21,843)		(102,480)
Disposals						(63)	(63)
Transfers to other asset categories	39,814				(39,814)
Business Combination Elizabeth (note 4)	83,266				330,164		413,430
Balance at December 31, 2021	3,729,236	207,912	66,440	213,609	3,437,883	1,970	7,657,050
Cost	3,969,643	816,206	221,712	213,609	3,484,778	1,970	8,707,918
Accumulated amortization	(131,077)	(608,294)	(155,272)		(46,895)		(941,538)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2021	3,729,236	207,912	66,440	213,609	3,437,883	1,970	7,657,050
Effect of foreign exchange differences		(26,059)	(544)	(25,399)		(214)	(52,216)
Acquisitions			830		76,764	644	78,238
Consolidation of acquired companies	402,247	33,982	6,008	38,370	2,677,809		3,158,416
Transfer of property, plant and equipment			30,456		70,993		101,449
Amortization (note 26)		(63,351)	(15,344)	(1,393)	(74,795)		(154,883)
Balance at December 31, 2022	4,131,483	152,484	87,846	225,187	6,188,654	2,400	10,788,054
Cost	4,371,890	753,307	296,456	226,581	6,400,593	2,400	12,051,227
Accumulated amortization	(131,077)	(600,823)	(208,610)	(1,394)	(211,939)		(1,153,843)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2022	4,131,483	152,484	87,846	225,187	6,188,654	2,400	10,788,054
(*)	Comprised mainly of: (i) mining rights whose amortization is based on production volume and (ii) Concession agreement for the use of water resources in the acquisition of control of CEEE-G, amortized over the agreement term (note 3.c).

The average estimated useful lives are as follows (in years):

		Consolidated
	12/31/2022	12/31/2021
Software	10	9
Customer relationships	13	13

12.a)	Goodwill impairment test

Goodwill arising from expected future profitability of acquired companies and intangible assets with indefinite useful lives (trademarks) were allocated to CSN’s cash-generating units (CGUs) which represent the lowest level of assets or group of assets of the Group. According to IAS36, when a CGU has an intangible asset with no defined useful life allocated, the Company must perform an impairment test. The CGUs with intangible assets in this situation are shown below:

							Consolidated
		Goodwill		Trademarks		Total
Cash generating unity	Segment	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021

Packaging (1)	Steel	170,163	158,748			170,163	158,748
Long steel (2)	Steel	235,595	235,595	225,187	213,609	460,782	449,204
Mining (3)	Mining	3,236,402	3,236,402			3,236,402	3,236,402
Other Steel (4)	Steel	15,225	15,225			15,225	15,225
Cements (5)	Cement	474,098	83,266			474,098	83,266
		4,131,483	3,729,236	225,187	213,609	4,356,670	3,942,845
(1)	The goodwill of the Packaging cash-generating unit is shown net of impairment loss in the amount of R$109,330, recognized in 2011. In 2022, Metalgráfica Iguaçu was acquired by subsidiary Prada and goodwill of R$11,415 was recognized.
(2)	The goodwill and trademark that are recorded in intangible assets at long steel segment, derives from the business combination of Stahlwerk Thuringen GmbH ("SWT") and Gallardo Sections CSN. The assets mentioned are considered to have indefinite useful lives as they are expected to contribute indefinitely to the Company's cash flows.
(3)	Refers to the goodwill for expected future profitability, resulting from the acquisition of Namisa by CSN Mineração concluded in December 2015, which recoverability is tested annually.
(4)	On November 29, 2019, CSN acquired the stake held by CKTR Brasil Serviços Ltda., corresponding to 50% of CBSI's shares, and now holds 100% of CBSI's share capital.
(5)	In the acquisition of Elizabeth Cimentos S.A. in August 2021 goodwill for expected future profitability in the amount of R$83,266 was generated, and in December 2022 goodwill for expected future profitability of CSN Cimentos Brasil S.A. in the amount of R$390,832 was recognized. The goodwill is recorded in the acquirer CSN Cimentos S.A.

The impairment testing of the goodwill and the trademark include the balance of property, plant and equipment of the cash-generating units and also the intangible assets. The test is based on the comparison between the actual balances and the value in use of those units, determining based on the projections of discounted cash flows and use of such assumptions and judgments as: growth rate, costs and expenses, discount rate, working capital, future Capex and macroeconomic assumptions observable in the market.

The main assumptions used in calculating the values in use as of December 31, 2022 are as follows:

	Packaging	Mining	Other Steelmaking	Flat Steel (*)	Flat Steel (*)	Logistics (**)	Cements
Measurement of recoverable value	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow
Cash flow projection	Until 2032 + perpetuity	Until 2064	Until 2032 + perpetuity	Until 2032 + perpetuity	Until 2035 + perpetuity	Until 2027	Until 2050 + perpetuity
Gross Margin	Gross margin updated based on historical data, impacts of business restructuring and market trends	It reflects projection of costs due to the progress of the mining plan as well as startup and project ramp up. Prices and exchange rates projected according to sectoral reports.	Gross margin updated based on historical data and market trends	Gross margin updated based on historical data and market trends	Gross margin updated based on historical data and market trends	Estimated based on market study to captures cargo and operational costs according to market trend studies	Gross margin updated based on historical data and market trends
Cost atualization	Cost based on historical data of each product and impacts of business restructuring	Update of costs based on historical data, progress of the mining plan as well as startup and project ramp up	Updated costs based on historical data and market trends	Updated costs based on historical data and market trends	Updated costs based on historical data and market trends	Study-based costs and market trends	Study-based costs and market trends
Perpetual growth rate	Without growth	Without perpetuity	Without growth	Without growth	Without growth	Without perpetuity	Without growth
Discount rate	For packaging, cash flows were discounted using a discount rate around 9.13% p.a. in real terms. For mining, steel, cement and other steel, cash flows were discounted using a discount rate between 3.53% to 13.09% p.a. in real terms and in nominal terms between 5.60% to 16.49% p.a. For logistics, cash flows were discounted using a discount rate between 6.01% to 7.56% p.a. in real terms.
The discount rate was based on the weighted average cost of capital ("WACC") that reflects the specific risk of each segment.
*	Refers to the assets of the subsidiary Lusosider, located in Portugal and also the assets of Stahlwerk Thüringen (SWT) located in Germany. The discount rate was applied on the discounted cash flow prepared in Euros, the functional currency of these subsidiaries.
**	Refers to the assets of the subsidiary FTL - Ferrovia Transnordestina Logística S.A.;

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

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of assets and liabilities of the subsidiary acquired. Goodwill on acquisitions in business combinations is recorded as intangible assets in the consolidated financial statements. The gain on bargain purchase is recognized as a gain in the income statement for the period of the acquisition. Goodwill is tested for impairment annually or at any time when circumstances indicate a possible loss. Recognized impairment losses on goodwill, if any, are not reversed. Gains and losses on the disposal of a Cash Generating Unit (“CGU”), if any, include the carrying amount of goodwill related to the CGU sold.

•	Impairment of Non-financial Assets

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and/or depreciation, such as fixed assets and investment properties, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized at the amount by which the carrying amount of the asset exceeds its recoverable amount. The latter is the higher of an asset's fair value less costs to sell and its value in use. For impairment assessment purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units). Non-financial assets other than goodwill that have suffered impairment are reviewed subsequently each year for possible reversal of the impairment.

13.	BORROWINGS AND FINANCING

The balances of borrowings and financing that, recorded at amortized cost are as follows:

				Consolidated
	Current Liabilities		Non-current Liabilities
	12/31/2022	12/31/2021	12/31/2022	12/31/2021

Foreign Debt
Floating Rates:
Prepayment	1,571,208	1,626,521	5,474,359	3,875,713
Fixed Rates:
Bonds, Perpetual bonds, Facility, CCE and ACC	1,189,717	678,239	16,790,284	15,380,392
Intercompany
Fixed interest in EUR
Intercompany
Facility	62,187	550,460	166,302	79,013
	2,823,112	2,855,220	22,430,945	19,335,118

Debt agreements in Brazil
Floating Rate Securities in R$:
BNDES/FINAME/FINEP, Debentures, NCE and CCB	2,446,840	2,677,516	13,740,051	7,886,796
	2,446,840	2,677,516	13,740,051	7,886,796
Total Borrowings and Financing	5,269,952	5,532,736	36,170,996	27,221,914
Transaction Costs and Issue Premiums	(76,316)	(45,877)	(445,890)	(201,251)
Total Borrowings and Financing + Transaction cost	5,193,636	5,486,859	35,725,106	27,020,663

13.a)	Movements of borrowings and financing

The following table shows amortization and funding during the year:

		Consolidated
	12/31/2022	12/31/2021
Opening balance	32,507,522	35,270,653
New debts	20,248,223	12,915,332
Repayment	(10,782,858)	(17,639,178)
Payments of charges	(2,315,586)	(2,137,782)
Accrued charges (note 29)	2,595,011	2,140,961
Acquisition of Elizabeth		372,123
Consolidation of companies	81,978
Others (1)	(1,415,548)	1,585,413
Closing balance	40,918,742	32,507,522
(1)	Including unrealized exchange and monetary variations and funding cost.

In 2022, the Company entered into new debt agreements and amortized borrowings and financing as shown below:

				Consolidated
				12/31/2022
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	2,131,171	2023 to 2032	(467,381)	(174,797)
Bonds, ACC, CCE e Facility	9,253,891	2023 to 2032	(3,471,458)	(951,167)
Debentures	7,300,000	2024 to 2037
BNDES/FINAME, Debêntures, NCE e CCB	1,563,161	2023 to 2025	(6,844,019)	(1,189,622)
	20,248,223		(10,782,858)	(2,315,586)

13.b)	Maturities of borrowings and financing presented in current and non-current liabilities

			Consolidated
			12/31/2022
	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total
Average rate	in Dollar 5.84%in Euro 3.07%	in Real 15.40%
2023	2,823,112	2,446,840	5,269,952
2024	852,419	3,022,057	3,874,476
2025	2,307,737	1,151,692	3,459,429
2026	2,469,116	2,170,972	4,640,088
2027	796,378	2,191,107	2,987,485
2028 to 2031	12,992,073	2,687,293	15,679,366
After 2031	3,013,222	2,516,930	5,530,152
	25,254,057	16,186,891	41,440,948

•      Covenants

The Company debt agreements provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as disclosure of its audited financial statements according to regulatory deadlines or payment of commission for risk assumption, if the indicator of net debt to EBITDA reaches the levels foreseen in those agreements.

As of December 31, 2022, the Company is compliant with the financial and non-financial obligations (covenants) of its existing agreements.

Accounting Policy

Borrowings and financing are initially recognized at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest rate and charges methods. Interest, commissions, and possible financial charges are recorded pro-rata on an accrual basis.

14.    FINANCIAL INSTRUMENTS

14.a)	Identification and valuation of financial instruments

The Company may operate with several financial instruments, with emphasis on cash and cash equivalents, including financial investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowings and financing. Additionally, the Company may also operate with derivative financial instruments, such as swap of exchange or interest and commodities derivatives.

Considering the nature of these instruments, their fair values are basically determined by the use of quotations in the capital markets in Brazil and the Mercantile and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in the short term. Considering the terms and characteristics of these instruments, the carrying amounts approximate the fair values.

•	Classification of financial instruments

							Consolidated
Consolidated				12/31/2022			12/31/2021
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances
Assets
Current
Cash and cash equivalents	4		11,991,356	11,991,356		16,646,480	16,646,480
Short-term investments	5	1,184,895	271,590	1,456,485	2,383,059	261,673	2,644,732
Trade receivables	6		3,233,164	3,233,164		2,597,838	2,597,838
Dividends and interest on equity	9		77,377	77,377		76,878	76,878
Trading securities	9	9,596		9,596	12,028		12,028
Loans - related parties	9		5,383	5,383		4,511	4,511
Total		1,194,491	15,578,870	16,773,361	2,395,087	19,587,380	21,982,467

Non-current
Investments	5		156,185	156,185		147,671	147,671
Other trade receivables	9		8,059	8,059		2,345	2,345
Eletrobrás compulsory loan	9		58,030	58,030		859,607	859,607
Receivables by indemnity	9		974,863	974,863		534,896	534,896
Loans - related parties	9		1,384,773	1,384,773		1,143,228	1,143,228
Investments	10	94,700		94,700	190,321		190,321
Total		94,700	2,581,910	2,676,610	190,321	2,687,747	2,878,068

Total Assets		1,289,191	18,160,780	19,449,971	2,585,408	22,275,127	24,860,535

Liabilities
Current
Borrowings and financing	13		5,269,952	5,269,952		5,532,736	5,532,736
Leases	15		177,010	177,010		119,047	119,047
Trade payables	16		6,596,915	6,596,915		6,446,999	6,446,999
Trade payables - drawee risk	17		5,709,069	5,709,069		4,439,967	4,439,967
Dividends and interest on capital	17		611,307	611,307		1,206,870	1,206,870
Derivative financial instruments		416,935		416,935
Total		416,935	18,364,253	18,781,188		17,745,619	17,745,619

Non-current
Borrowings and financing	13		36,170,996	36,170,996		27,221,914	27,221,914
Leases	15		516,836	516,836		492,504	492,504
Trade payables	16		46,269	46,269		98,625	98,625
Derivative financial instruments	17	69,472		69,472	101,822		101,822
Total		69,472	36,734,101	36,803,573	101,822	27,813,043	27,914,865

Total Liabilities		486,407	55,098,354	55,584,761	101,822	45,558,662	45,660,484

•	Fair value measurement

The following table shows the financial instruments recorded at fair value through profit or loss, classifying them according to the fair value hierarchy:

Consolidated			12/31/2022			12/31/2021
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	1,184,895		1,184,895	2,383,059		2,383,059
Trading securities	9,596		9,596	12,028		12,028
Non-current
Investments	94,700		94,700	190,321		190,321
Total Assets	1,289,191		1,289,191	2,585,408		2,585,408

Liabilities
Current
Derivative financial instruments		416,935	416,935
Non-current
Derivative financial instruments		69,472	69,472		101,822	101,822
Total Liabilities		486,407	486,407		101,822	101,822

Level 1 - Data prices are quoted in an active market for items identical to the assets and liabilities being measured.

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

Level 3 - There are no assets and liabilities classified as level 3.

14.b)	Financial risk management

The Company uses risk management strategies with guidance on the risks incurred on the business. The nature and general position of financial risks are regularly monitored and managed in order to assess results and the financial impact on cash flow. Credit limits and hedge quality of counterparties are also reviewed periodically.

Market risks are hedged when is considered necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

The Company is exposed to exchange rate, interest rate, market price and liquidity risks.

The Company may manage some of the risks through the use of derivative instruments not associated with any speculative trading or short selling.

•	Exchange rate risk

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is substantially the Real and is referred to as natural exchange exposure. The net exposure is the result of the offsetting of the natural exchange exposure by the instruments of hedge adopted by CSN.

The consolidated net exposure as of December 31, 2022 is shown below:

FS-44

		12/31/2021
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in US$’000)
Cash and cash equivalents overseas	1,191,036	1,656,271
Trade receivables	315,920	212,424
Financial investments	26,930	23,748
Borrowings and financing	(4,594,471)	(3,866,290)
Trade payables	(366,149)	(613,961)
Others	(23,079)	(149,532)
Natural Gross Foreign Exchange Exposure (assets - liabilities)	(3,449,813)	(2,737,340)
Cash flow hedge accounting	4,409,760	2,655,350
Exchange rate swap CDI x Dollar	(67,000)	(67,000)
Exchange rate swap Real x Dollar	(115,000)
Net foreign exchange exposure	777,947	(148,990)

CSN uses Hedge Accounting strategy, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of derivative financial instruments and consolidated foreign exchange exposure

The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for currency volatility, using the exchange rate closing rate as of December 31, 2022, as a reference.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				12/31/2022
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.2177	5.2070	6.5221	7.8266
EUR	5.5694	5.5580	6.9618	8.3541
USD x EUR	1.0674	1.0674	1.3343	1.6011

The effects on the result, considering scenarios 1 and 2, are shown below:

					12/31/2022
Instruments	Notional	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$

Gross exchange position	(3,449,813)	Dollar	36,913	(4,500,022)	(9,000,045)

Cash flow hedge accounting	4,409,760	Dollar	(47,184)	5,752,201	11,504,402

Exchange rate swap CDI x Dollar	(67,000)	Dollar	717	(87,396)	(174,793)

Exchange rate swap Real x Dollar	(115,000)	Dollar	1,230	(150,009)	(300,018)

Net exchange position	777,947	Dollar	(8,324)	1,014,774	2,029,546
(*)	The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – valuation of the Real by 0.21% / Real x Euro - valuation of the Real by 0.20% / Euro x Dollar - no variation. Source: Central Bank of Brazil and European Central Bank quotations on March 1, 2023.

•	Interest rate risk

This risk arises from financial investments, borrowings and financing and debentures linked to the fixed and floating interest rates of the CDI, TJLP and LIBOR, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table below.

With the modification of the global financial market in recent years and in line with the recommendations of international regulatory bodies, the market began to transition from the Libor rate (London Interbank Offered Rate) to the SOFR (Secured Overnight Financing Rate) as of 2022. The Company has not yet migrated its contracts to SOFR, as it is awaiting guidance from the financial market to transition the rate of its contracts.

Sensitivity analysis of changes in interest rates

We present below the sensitivity analysis for interest rate risks. The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for interest rate volatility using the closing rate as of December 31, 2022, as a reference.

The interest rates used in the sensitivity analysis and their scenarios are shown below:

			12/31/2022
Interest	Interest rate	Scenario 1	Scenario 2
CDI	13.65%	17.06%	20.48%
TJLP	7.20%	9.00%	10.80%
LIBOR	5.14%	6.42%	7.71%
SELIC	13.75%	17.19%	20.63%

The effects on profit and loss, considering scenarios 1 and 2, are shown below:

						Consolidated
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	13.65	5,026,521	(14,249,092)	(10,481,452)	(10,796,172)	(11,110,892)
TJLP	7.20		(1,044,833)	(1,120,061)	(1,138,868)	(1,157,675)
Libor	5.14		(6,936,984)	(7,293,466)	(7,382,586)	(7,471,707)
Selic	13.75		(14,596)	(16,603)	(17,105)	(17,606)
(*)	The sensitivity analysis is based on the premise of maintaining the market values as of December 31, 2022 as a probable scenario recorded in the company´s assets and liabilities.

•	Market price risk

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities can be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward transactions, futures, and options.

Below are the instruments for price risk protection, as shown in the following topics:

a) Cash flow hedge accounting - “Platts” index

The Company has derivative operations for iron ore, contracted by the subsidiary CSN Mineração, with the objective of reducing the volatility of its exposure to the commodity.

In order to better reflect the accounting effects of the Platts hedge strategy in the result, CSN Mineração opted to make the formal designation of the hedge and consequently adopted hedge accounting of the iron ore derivative as a hedge accounting instrument of its highly probable future iron ore sales. With this, the mark-to-market resulting from the volatility of Platts will be temporarily recorded in shareholders' equity and will be taken to the result when the referred sales occur according to the contracted period of assessment, thus allowing the recognition of the volatility of Platts on the sales of iron ore to be recognized at the same moment.

The table below shows the result of the derivative instrument until December 31, 2022:

				12/31/2022	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
		Appreciation (R$)		Fair value (market)	Other income and expenses (note 27)		Other comprehensive income		Exchange variation
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
02/02/2021 to 10/02/2021 (Settled)	Platts					(27,728)				16,790
05/31/2022 (Settled)	Platts				23,374				(1,087)
12/01/2022 to 12/31/2022	Platts	797,721	(873,385)	(75,664)	(75,664)				667
01/01/2023 to 01/31/2023	Platts	1,098,354	(1,218,934)	(120,580)			120,580		(1,484)
02/01/2023 to 02/28/2023	Platts	1,087,106	(1,197,361)	(110,255)			110,255		(1,244)
03/01/2023 to 03/31/2023	Platts	696,149	(770,062)	(73,913)			73,913		(938)
04/01/2023 to 04/30/2023	Platts	372,109	(385,572)	(13,463)			13,463		(131)
05/01/2023 to 05/31/2023	Platts	392,861	(404,946)	(12,085)			12,085		(81)
06/01/2023 to 06/30/2023	Platts	396,961	(407,934)	(10,973)			10,973		(35)
		4,841,261	(5,258,194)	(416,933)	(52,290)	(27,728)	341,269		(4,333)	16,790

The changes in the amounts related to cash flow hedge accounting - Platts index recorded in shareholders' equity on December 31, 2022, are shown as follows:

	12/31/2021	Movement	Realization	12/31/2022
Cash flow hedge accounting – “Platts”		393,559	(52,290)	341,269
Income tax and social contribution on cash flow hedge accounting		(133,810)	17,779	(116,031)
Fair Value of cash flow accounting - Platts, net		259,749	(34,511)	225,238

The cash flow hedge accounting - Platts index - has been fully effective since the derivative instruments were contracted.

To support the above-mentioned designations, the Company prepared formal documentation indicating how the designation of cash flow hedge accounting - Platts index is aligned with CSN's risk management objective and strategy, identifying the hedge instruments used, the hedge object, the nature of the risk to be protected and demonstrating the expectation of high effectiveness of the relations designated. Iron ore derivative instruments (“Platts” index) were designated in amounts equivalent to the portion of future sales, comparing the amounts designated with the amounts expected and approved in the Management and Board budgets.

Sensitivity analysis for Platts price risks

We present below the sensitivity analysis for Platts price risks. The Company considered scenarios 1 and 2 to be 25% and 50% devaluation in the share price using the closing rate on December 31, 2022, as a reference.

The effects on the result, considering probable scenarios 1 and 2, are shown below:

	12/31/2022
Maturity	Probable scenario R$	Scenario 1 R$	Scenario 2 R$
01/01/2023 to 01/31/2023	(187,669)	(362,057)	(654,139)
02/01/2023 to 02/28/2023	(187,132)	(359,922)	(649,327)
03/01/2023 to 03/31/2023	(129,814)	(241,817)	(429,410)
04/01/2023 to 04/30/2023	(44,186)	(100,637)	(195,186)
05/01/2023 to 05/31/2023	(47,457)	(107,165)	(207,171)
06/01/2023 to 06/30/2023	(44,919)	(104,839)	(205,199)
	(641,177)	(1,276,437)	(2,340,432)

b) Cash flow hedge accounting

Foreign exchange hedge

The Company and its subsidiary CSN Mineração formally designates relations of hedge of cash flows to protect highly probable future flows exposed to the dollar related to sales made in dollars.

With the objective of better reflecting the accounting effects of the hedge exchange rate in the result, CSN and its subsidiary CSN Mineração designated part of their dollar liabilities as an instrument of future hedge exports. As a result, the exchange rate variation resulting from the designated liabilities will be temporarily recorded in shareholders’ equity and will be reflected in the income statement when said exports occur, thus allowing the recognition of dollar fluctuations on liabilities and on exports to be recorded at the same time. It is noteworthy that the adoption of this hedge accounting does not imply the contracting of any financial instrument.

The table below presents a summary of the relations of hedge as of December 31, 2022:

									12/31/2022
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.2850	30,000	(30,000)	(11,832)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3254	100,000	(100,000)	(39,382.00000)	-
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	25,000	(25,000)	(1,583.00000)	-
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	70,000	(70,000)	(26,068.00000)	-
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	30,000	(30,000)	(20,038.00000)	-
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3815	30,000	(30,000)	(11,253.00000)	-
3/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - October 2022	3.3940	355,000	(355,000)	(22,356)	-
2/4/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(1,093,045)	(389,596)	290,375
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(829,661)	(770,870)	745,432
10/1/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.0745	1,416,000	(1,287,000)	(67,766)	1,362,073
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000	-	-	1,011,300
1/6/2022	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,300	(62,200)	(32,290)	529,419
1/6/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640	(61,080)	(33,265)	399,623
1/12/2022	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2031	5.0360	490,000			89,033
1/12/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - November 2023	5.1643	60,000			3,204
1/12/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - December 2025	5.2565	100,000			(3,880)
1/12/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - January 2024	5.2660	50,000			(2,415)
1/12/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - November 2023	5.3270	20,000			(2,186)
1/12/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2027	5.0360	70,000			12,719
Total						8,382,746	(3,972,986)	(1,426,299)	4,434,697
(*)	The realization of Hedge accounting cash flow is recognized in Other operating income and expenses, note 27.

The net balance of amounts designated and already amortized in dollars totals US$4,409,760.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

As of December 31, 2022, the hedging relationships established by the Company were effective according to the retrospective and prospective tests performed. Thus, no reversal for cash flow hedge accounting ineffectiveness was recognized.

c) Net investment hedge in foreign subsidiaries

The information related to the net investment hedge did not change in relation to that disclosed in the Company's financial statements as of December 31, 2021. The balance recorded as of December 31, 2022 and December 31, 2021 is R$6,293.

d) Hedge accounting movements

The changes in the amounts related to cash flow hedge accounting recorded in shareholders’ equity as of December 31, 2022 are shown as follows:

				Consolidated
	12/31/2021	Movement	Realization	12/31/2022
Cash flow hedge accounting	5,763,400	97,596	(1,426,299)	4,434,697
Income tax and social contribution on cash flow hedge accounting	(1,959,556)	(33,183)	484,942	(1,507,797)
Fair Value of cash flow accounting, net taxes	3,803,844	64,413	(941,357)	2,926,900

•	Credit risk

The exposure to credit risks of financial institutions considers the parameters established in the financial policy. The Company practices a detailed analysis of the financial situation of its customers and suppliers, the determination of a credit limit and the permanent monitoring of its outstanding balance.

With regard to financial investments, the Company only invests in institutions with low credit risk assessed by credit rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the country.

As for the exposure to credit risk in accounts receivable and other receivables, the Company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms, and periodically reviewed based on procedures and circumstances of each business area.

•	Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. The payment schedules for long-term installments of borrowings, financing and debentures are shown in note 13.

The following are the contractual maturities of financial liabilities including interest.

					Consolidated
At December 31, 2022	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 13)	5,269,952	3,874,476	11,087,002	21,209,518	41,440,948
Lease Liabilities (note 15)	177,010	155,938	139,118	221,780	693,846
Derivative financial instruments (note 14 a)	416,935	69,472			486,407
Trade payables (note 16)	6,596,915	27,838	18,411	20	6,643,184
Trade payables - Drawee Risk (note 17)	5,709,069				5,709,069
Dividends and interest on equity (note 17)	611,307				611,307
	18,781,188	4,127,724	11,244,531	21,431,318	55,584,761

IV - Fair values of assets and liabilities in relation to the book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their book values, which are substantially similar to those that would be obtained if they were traded on the market. The fair values of other long-term assets and liabilities do not differ significantly from their book values, except for the amounts below.

The estimated fair value for certain consolidated long-term borrowings and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		12/31/2022		12/31/2021
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes	15,656,088	13,782,836	15,617,091	15,700,276
(*)	Source: Bloomberg

14.c)	Derivative financial instruments portfolio position

Swap exchange rate Dollar x Euro

The subsidiary Lusosider Produtos Siderúrgicos S.A. has derivative transactions to hedge its dollar exposure against the euro. The operation was settled in 2021.

Swap exchange rate CDI x Dollar

The Company has derivative transactions to protect its debt in NCE raised in September 2019 with maturity in October 2023 in the amount of US$67 million (equivalent to R$278 million) at a cost compatible with that usually practiced by the Company.

Swap exchange rate Real x Dollar

The subsidiary CSN Cimentos, after contracting a borrowing in foreign currency of US$115,000, contracted derivative operations to protect its exposure to the dollar, maturing on June 10, 2027.

Swap exchange rate CDI x IPCA

The subsidiaries CSN Mineração and CSN Cimentos issued debentures during 2021 and 2022, respectively, and entered derivative transactions to hedge their exposure to the IPCA. CSN Mineração's contracts have maturities scheduled from 2031 to 2037, while CSN Cimentos' contracts mature in 2032.

Below is the position of the derivatives:

							12/31/2022	12/31/2021	12/31/2020
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) (note 28)
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap

Exchange rate swap Dollar x Euro	Settled	Dollar						7,119	(9,672)
Exchange rate swap Dollar x Real	Settled	Dollar	100,000				176,991	37,322
Exchange rate swap CDI x Dollar	10/02/2023	Dollar	67,000	297,020	(355,025)	(58,005)	43,817	(9,960)	(106,143)
Exchange rate swap Real x Dollar	10/6/2027	Dollar	115,000	622,776	(634,243)	(11,467)	(11,467)
Total Swap			282,000	919,796	(989,268)	(69,472)	209,341	34,481	(115,815)

Interest rate swap
Interest rate (Debentures) CDI x IPCA	07/15/2031	Real	576,448	612,994	(649,635)	(36,641)	(67,471)	(17,432)
Interest rate (Debentures) CDI x IPCA	07/15/2032	Real	745,000	813,924	(850,497)	(36,573)	(36,571)
Interest rate (Debentures) CDI x IPCA	07/15/2036	Real	423,552	449,550	(492,040)	(42,490)	(25,057)	(17,488)
Interest rate (Debentures) CDI x IPCA	07/15/2037	Real	655,382	691,974	(717,553)	(25,579)	(25,579)
Interest rate (Debentures) CDI x IPCA	02/16/2032	Real	600,000	657,792	(666,223)	(8,431)	(24,089)
Interest rate (Debentures) CDI x IPCA	12/2/2032	Real	600,000	658,086	(666,351)	(8,265)	(79,130)
Total interest rate (Debentures) CDI x IPCA			3,600,382	3,884,320	(4,042,299)	(157,979)	(257,897)	(34,920)

				4,804,116	(5,031,567)	(227,451)	(48,556)	(439)	(115,815)

•	Classification of derivatives in the balance sheet and income statement

			12/31/2022	12/31/2021	12/31/2020
Instruments	Liabilities		Financial income (expenses), net (note 28)
	Non-current	Total
Exchange rate swap (NDF) Dollar x real (settled)			176,991	37,322
Exchange rate swap Dollar x Euro (Settled)				7,119	(9,070)
Exchange rate swap GBP x Euro					(602)
Exchange rate swap CDI x Dollar	(58,005)	(58,005)	43,817	(9,960)	(106,143)
Interest rate swap CDI x IPCA	(157,979)	(157,979)	(257,897)	(34,920)
	(227,451)	(227,451)	(48,556)	(439)	(115,815)

Derivative instruments SWAP CDI x IPCA are fully classified in the borrowings and financing group, since they are linked to debentures in order to protect exposure to the IPCA.

14.d)	Investments in securities measured at fair value through profit or loss

The Company has common shares (USIM3), preferred shares (USIM5) of Siderúrgica de Minas Gerais S.A. (“Usiminas”) and shares of Panatlântica S.A. (PATI3), which are designated as fair value through profit or loss.

Usiminas shares are classified as current assets in financial investments and Panatlântica shares are classified as non-current assets under the investment line item. They are recorded at fair value, based on the market price quote in B3.

In accordance with the Company’s policy, the gains and losses arising from the variation in the share price are recorded directly in the income statement as financial result in the case of financial investments, or as other operating income and expenses in the case of long-term investments.

Class of shares	12/31/2022				12/31/2021				12/31/2022	12/31/2021	12/31/2020
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss (notes 27 and 28)
USIM3	106,620,851	15.12%	7.41	790,061	106,620,851	15.12%	14.51	1,547,069	(757,008)	(121,593)	623,652
USIM5	55,144,456	10.07%	7.16	394,834	55,144,456	10.07%	15.16	835,990	(441,156)	506,890	566,837
				1,184,895				2,383,059	(1,198,164)	385,297	1,190,489
PATI3	2,705,726	11.31%	35.00	94,700	2,705,726	11.31%	70.34	190,321	(95,620)	109,254	12,579
				1,279,595				2,573,380	(1,293,784)	494,551	1,203,068

•	Stock market price risks

The Company is exposed to the risk of changes in the stock price due to the investments measured at fair value through profit or loss that have their quotations based on the market price on the B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for the stock price risks. The Company considered scenarios 1 and 2 with 25% and 50% devaluation in the stock price using as reference the closing price on December 31, 2022. The probable scenario considered a 5% devaluation in the stock price.

The effects on the result, considering probable scenarios, 1 and 2 are demonstrated below:

FS-51

		12/31/2022
Class of shares	Probable scenario	Scenario 1	Scenario 2
	5%	25%	50%
USIM3	(39,503)	(197,515)	(395,030)
USIM5	(19,742)	(98,709)	(197,417)
PATI3	(4,735)	(23,675)	(47,350)

14.e)	Capital management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company’s consolidated capital structure, with financing by equity and third-party capital:

Thousands of reais	12/31/2022	12/31/2021
Shareholder's equity (equity)	21,907,929	23,374,389
Borrowings and Financing (Third-party capital)	40,918,742	32,507,522
Gross Debit/Shareholder's equity	1.87	1.39

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

Financial assets are derecognized when the rights to receive cash flows have expired or have been transferred; in the latter case, provided that the Company has substantially transferred all risks and rewards of ownership.

If the company substantially holds all the risks and rewards of ownership of the financial asset, it must continue to recognize the financial asset.

Financial liabilities are classified as amortized cost or fair value through profit or loss. Management determines the classification of its financial liabilities upon initial recognition.

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

Financial assets and liabilities are offset and the net amount presented in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the asset and settle the liability simultaneously.

Derivative Financial Instruments and Hedging Activities

Initially, derivatives are recognized at fair value on the date that a derivative contract is entered and are subsequently measured at fair value with the changes recorded in the income statement in the caption Financial Result in the income statement.

Hedge accounting: The Company adopts hedge accounting and designates certain financial liabilities as a hedging instrument for foreign exchange risk and price risk (“Platts” index) associated with cash flows arising from forecasted and highly probable exports (cash flow hedge).

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

The effective portion of the changes in the fair value of financial liabilities designated and qualifying as cash flow hedge is recognized in equity, under “Hedge Accounting”. Gains or losses related to the ineffective portion are recognized in other operating expenses/income, when applicable.

Gains and losses from cash flow hedge accounting of debt financial instruments and iron ore derivative financial instruments will not immediately affect the Company's result, but only to the extent that exports are realized.

The amounts accumulated in equity are realized in the operating result in the periods when the forecast exports affect the result.

When a hedge instrument expires or is settled early, or when the hedge relationship no longer meets the criteria for hedge accounting, or when Management decides to discontinue hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity, and from that time onwards the foreign exchange variations are recorded in the financial result. When the forecast transaction is realized, the gain or loss is reclassified to operating income. When a forecast transaction is no longer expected to take place, the cumulative gain or loss that had been reported in equity is immediately transferred to the income statement under “Other operations”.

Investment hedge: The Company designates for net investment hedge a portion of its financial liabilities as a hedging instrument of its investments abroad with functional currency different from the Group's currency in accordance with IAS 39 and IFRS 9. This relationship occurs because financial liabilities are related to investments in the amounts necessary for the effective relationship.

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

15.    LEASE LIABILITIES

Lease liabilities are shown below:

		Consolidated
	12/31/2022	12/31/2021
Leases	1,916,636	1,790,193
Present value adjustment - Leases	(1,222,790)	(1,178,642)
Leases	693,846	611,551
Classified:
Current	177,010	119,047
Non-current	516,836	492,504
Leases	693,846	611,551

The Company has lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal - TECAR, used for loading and unloading iron ores and others and the Container Terminal - TECON, with remaining terms of 25 and 29 years, respectively, and lease agreement for railway operation using the Northeast network with a remaining term of 7 years.

Additionally, the Company has operating equipment lease agreements, used mainly in the mining and steel operations, and real estate, used as operating facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 1 to 13 years.

The present value of the future obligations was measured using the implicit rate observed in the contracts and for the contracts that did not have a rate, the Company applied the incremental borrowing rate - IBR, both in nominal terms.

The average incremental rate used in measuring lease and right-of-use liabilities in the agreements entered into during the year ended December 31, 2022 ranges from 14.00% to 18.02% p.a. (R$) for contracts with a term of 2 to 5 years and is 1.10% p.a. (EURO) for contracts with a term of 12 years.

The movement of lease liabilities is shown in the table below:

		Consolidated
	12/31/2022	12/31/2021
Opening balance	611,551	530,131
New leases	29,633	69,379
Present Value Adjustments - New leases	(3,300)	(7,273)
Contract review	99,419	109,860
Write-off	(781)	(38,626)
Payments	(155,995)	(114,303)
Interest appropriated	69,510	62,470
Acquisition of companies	45,352
Exchange variation	(1,543)	(87)
Net balance	693,846	611,551

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur, based on minimum performance and contractually fixed rates.

As of December 31, 2022, the expected minimum payments are the following:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	183,928	419,882	1,312,826	1,916,636
Present value adjustment - Leases	(6,918)	(124,826)	(1,091,046)	(1,222,790)
Total lease liabilities	177,010	295,056	221,780	693,846

•	Recoverable PIS / COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

		Consolidated
	12/31/2022	12/31/2021
Leases	1,835,101	1,777,209
Present value adjustment - Leases	(1,221,378)	(1,177,668)
Potencial PIS and COFINS credit	169,747	164,392
Present value adjustment – Potential PIS and COFINS credit	(112,977)	(108,934)

•	Lease payments not recognized as a liability:

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

The expenses related to payments not included in the measurement of the lease liability during the year are:

			Consolidated
	12/31/2022	12/31/2021	12/31/2020
Contract less than 12 months	995	339	549
Lower Assets value	5,859	4,975	9,563
Variable lease payments	325,913	498,529	270,449
Total	332,767	503,843	280,561

Accounting Policy

When entering into a contract, the Company assesses whether the contract is, or contains, a lease. The lease is characterized by a lease or transfer of the right to use for a fixed period in exchange for monthly payments. The leased asset must be clearly specified.

The Company determines in the initial recognition, the lease term or non-cancellable term, which will be used in the measurement of the right-of-use assets and the lease liability. The lease term will be reevaluated by the Company when a significant event or significant change occurs in the circumstances that are under the control of the lessee and affects the non-cancellable term. The Company adopts exemption from recognition, as provided for in the standard, for the lessee of contracts with terms of less than 12 (twelve) months, or whose underlying asset object of the contract is of low value.

At inception, the Company recognizes the right to use the asset and the lease liability at present value. The right-of-use asset should be measured at cost. The cost includes the lease liability, upfront costs, advance payments, and estimated costs to disassemble, remove or restore. The lease liability is measured at the present value of the lease payments expected to be made during the life of the agreement, discounted at the implicit interest rate of the lease or, if the rate is not determinable, an incremental rate will be used to determine the present value.

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

For the subsequent measurement, the cost method to the right-of-use asset is used and, in depreciation the requirements of IAS 16 – Property, Plant and Equipment are applied. However, for the purpose of depreciation, the Company determines the use of the straight-line method based on the remaining useful life of the assets or the term of the contract, whichever is the shorter.

The effects of PIS and COFINS recoverable generated after the effective payment of the obligations will be recorded as a reduction of the depreciation expenses of the right of use and of the financial expenses recognized monthly.

The IAS 36 - Impairment of Assets will also be applied in order to determine whether the right-of-use asset is impaired and to account for any impairment loss identified.

In accordance with the guidelines of IFRS 16, the Company used the discounted cash flow technique to measure and remeasure liabilities, without considering the projected inflation in the flows to be discounted.

16.	TRADE PAYABLES

		Consolidated
	12/31/2022	12/31/2021
Trade payables	6,723,077	6,657,702
(-) Adjustment present value	(79,893)	(112,078)
	6,643,184	6,545,624

Classified:
Current	6,596,915	6,446,999
Non-current	46,269	98,625
	6,643,184	6,545,624

The Company classifies drawee risk operations and forfaiting with suppliers in other liabilities as per note 17 – other payables. As of December 31, 2022, The Company had, a balance of R$5,709,069 (as of December 31, 2021, R$4,439,967). These are negotiated with financial institutions, by which suppliers anticipate receivables and, on the other hand, extend our payment terms. The effective prepayment of receivables depends on the acceptance by the suppliers, given that their participation is not mandatory. The Company is not reimbursed and/or benefited by the financial institution for discounts for payment executed before the maturity date agreed with the supplier, there is no change in the degree of subordination of the note in the event of judicial execution, nor changes in the existing commercial conditions between Company and its suppliers.

Accounting Policy

They are initially recognized at fair value, and subsequently measured at amortized cost, using the effective interest rate method and adjusted to present value when applicable, based on the estimated rate of the Company's cost of capital.

17.	OTHER PAYABLES

The other payables classified in current and non-current liabilities are comprised as follows:

				Consolidated
	Current		Non-current
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Payables to related parties (note 22 a)	109,087	50,624	53,356	66,607
Derivative financial instruments (note 14 a)	416,935		69,472	101,822
Dividends and interest on capital	611,307	1,206,870
Advances from customers (1)	1,120,072	2,140,783	943,919	947,896
Taxes in installments (note 19)	280,721	51,999	184,106	152,420
Profit sharing - employees	266,705	223,885
Taxes payable			10,925	10,378
Provision for consumption and services	241,965	216,692
Third party materials in our possession	303,858	418,084
Trade payables - Drawee Risk and forfaiting (note 16)	5,709,069	4,439,967
Trade payables (note 16)			46,269	98,625
Lease Liabilities (note 15)	177,010	119,047	516,836	492,504
Other payables	81,922	36,703	391,535	77,912
	9,318,651	8,904,654	2,216,418	1,948,164
(1)	Advances from Customers: As of December 31, 2021, refers to iron ore supply contracts signed by the subsidiary CSN Mineração with an important international player. Additionally in 2022, the subsidiaries CSN Mineração and CSN Cimentos entered into advance contracts for the sale of electricity with national operators in the sector to be executed for up to 8 years, consequently, they received in advance the amount of R$772,000.

18.	INCOME TAX AND SOCIAL CONTRIBUTION

18.a)	Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in net income for the year are as follows:

			Consolidated
	12/31/2022	12/31/2021	12/31/2020
Income tax and social contribution income (expense)
Current	(1,537,966)	(4,240,802)	(2,052,204)
Deferred	(420,773)	(759,355)	1,426,696
Total	(1,958,739)	(5,000,157)	(625,508)

The reconciliation of the Company's income tax and social contribution expenses and income and the of the effective tax rate on income before IRPJ and CSLL are shown below:

			Consolidated
	12/31/2022	12/31/2021	12/31/2020
Profit before income tax and social contribution	4,126,437	18,595,778	4,918,126
Tax rate	34%	34%	34%
Income tax and social contribution at combined statutory rate	(1,402,989)	(6,322,565)	(1,672,163)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	155,125	71,833	28,391
Difference Tax Rate in companies abroad	(338,278)	(437,567)	(519,840)
Transfer Price Adjustment and Profits Abroad	(195,112)	(55,821)	(15,645)
Tax loss carryforwards without recognizing deferred taxes			(27,758)
Indebtdness limit			(25,087)
Unrecorded deferred taxes on temporary differences			5,142
Income taxes and social contribution on foreign profit			(13,011)
Tax incentives	50,333	273,040	64,818
Interest on equity	290,968	185,325	17,177
Recognition/(reversal) of tax credits	(562,014)	1,027,252	1,540,087
Other permanent exclusions (additions) (i)	43,228	258,346	(7,619)
Income tax and social contribution in net income for the year	(1,958,739)	(5,000,157)	(625,508)
Effective tax rate	47%	27%	13%
(i)	In 2021 the Company recognized a credit for the unconstitutionality of the levy of IRPJ and CSLL on amounts referring to the SELIC rate received due to the repetition of undue tax payment.

18.b)	Deferred income tax and social contribution:

Deferred income tax and social contribution balances are as follows:

			Consolidated
	12/31/2022	12/31/2021	12/31/2020
Deferred
Income tax losses	2,679,028	1,537,623	1,848,999
Social contribution tax losses	894,183	583,845	688,208
Temporary differences	1,305,557	2,447,543	718,903
Tax, social security, labor, civil and environmental provisions	584,834	265,328	279,149
Estimated losses on assets	369,826	283,266	161,016
Gains/(Losses) on financial assets	468,813	6,484	5,027
Actuarial Liabilities (Pension and Health Plan)	226,875	210,009	262,457
Provision for consumption and services	205,880	163,620	154,452
Cash Flow Hedge Accounting and Unrealized Exchange Variations	1,459,012	2,985,859	4,487,710
(Gain) on loss of control of Transnordestina	(224,096)	(92,180)	(92,180)
Fair Value SWT/CBL Acquisition	(149,489)	(178,160)	(212,015)
Business combination	(1,632,370)	(1,338,674)	(1,015,049)
Others	(3,728)	141,991	(53,685)
Total	4,878,768	4,569,011	3,256,110

Total Deferred Assets	5,095,718	5,072,092	3,874,946
Total Deferred Liabilities	(216,950)	(503,081)	(618,836)
Total Deferred	4,878,768	4,569,011	3,256,110

The Company has in its corporate structure subsidiaries abroad, whose income is taxed by the income tax in the respective countries where they were constituted at rates lower than those in force in Brazil. In the period between 2018 and 2022, these subsidiaries generated income in the amount of R$471,514. If the Brazilian tax authorities understand that this income is subject to additional taxation in Brazil for income tax and social contribution, these, if due, would reach approximately R$160,315. The Company, based on the position of its legal advisors, assessed only the likelihood of loss as possible in the event of possible tax questioning and, therefore, no provision was recognized in the financial statements.

In addition, management evaluated the precepts of IFRIC 23 - “Uncertainty Over Income Tax Treatments” and recognized in 2021 the credit for the unconstitutionality of the levy of the IRPJ and CSLL on the amounts of default interest referring to the SELIC rate received due to the repetition of tax undue payment.

A sensitivity analysis of consumption of tax credits was carried out considering a variation in macroeconomic assumptions, operating performance, and liquidity events. Thus, considering the results of the study carried out, which indicates that it is probable the existence of taxable income to use the balance of deferred income tax and social contribution.

The estimate of recovery of the deferred tax assets of IRPJ and CSLL are presented net when they refer to a single jurisdiction, as shown in the table below:

Consolidated
2023	825,267
2024	704,944
2025	601,980
2026	722,660
2027 e demais	3,203,872
Deferred asset	6,058,723
Deferred liabilities - Parent Company	(963,005)
Net deferred asset	5,095,718
Deferred liabilities - subsidiaries	(216,950)
Net deferred asset	4,878,768

18.c)	Changes in deferred income tax and social contribution

The changes in deferred taxes is shown below:

Consolidated
Balance at December 31, 2019	1,883,765
Recognized in the result	1,426,696
Recognized in other comprehensive income	(59,380)
Acquisition of companies	5,029
Balance at December 31, 2020	3,256,110
Recognized in the result	(759,355)
Recognized in other comprehensive income	2,073,437
Acquisition of companies	(1,181)
Balance at December 31, 2021	4,569,011
Recognized in the result	(420,773)
Recognized in other comprehensive income	(322,876)
Acquisition of companies	1,053,406
Balance at December 31, 2022	4,878,768

18.d)	Income tax and social contribution recognized in equity:

The income tax and social contribution recognized directly in equity are shown below:

		Consolidated
	12/31/2022	12/31/2021
Income tax and social contribution
Actuarial gains on defined benefit pension plan	100,139	104,533
Exchange differences on translating foreign operations	(325,350)	(325,350)
Cash flow hedge accounting	1,571,953	1,959,556
	2,693,484	1,738,739

Accounting Policy

Current income tax and social contribution are calculated based on the tax laws enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable income. Management periodically assesses the positions taken in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Group recognizes provisions where appropriate, based on the estimated payments to tax authorities. The income tax and social contribution expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items recognized directly in equity.

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

Deferred tax is recognized in relation to temporary differences between the tax bases of assets and liabilities and their book values in the financial statements. Deferred tax is not recognized for temporary differences arising from the initial recognition of assets and liabilities in a transaction that is not a business combination, that does not affect nor accounting profit nor tax profit or loss, differences related to investments in subsidiaries and controlled entities when it is probable that they will not revert in a foreseeable future and from the initial recognition of goodwill, in accordance with IAS 12 - Income Taxes. The amount of the deferred tax determined is based on the expectation of realization or settlement of the temporary difference and uses the nominal rate approved or substantially approved.

Deferred income tax assets and liabilities are presented net in the balance sheet whenever there is a legal right and the intention to offset them upon the calculation of current taxes, usually related to the same legal entity and the same taxation authority.

Deferred income tax and social contribution assets are recognized on recoverable balances of tax loss and negative basis of CSLL, tax credits and deductible temporary differences. Such assets are reviewed at each year-end date and will be reduced to the extent that their realization is less likely to occur.

19.	TAXES IN INSTALLMENTS

The position of REFIS debts and other installments, recorded in taxes in installments in current and non-current liabilities, as shown in note 17, are shown below:

		Consolidated
	12/31/2022	12/31/2021
Federal REFIS Law 11.941/09	17,585	18,499
Federal REFIS Law 12.865/13	39,522	43,352
Other taxes in installments	407,720	142,568
	464,827	204,419

Classified:
Current	280,721	51,999
Non-current	184,106	152,420
	464,827	204,419

Refers to the balance arising from the adhesion to the REFIS related to the refinancing programs of Law 11,941/09, Law 12,865/13 and the installment that allows the taxpayer to pay the debts registered in overdue debt of the Federal Government with benefits, reduced down payment and extended payment term. The installments are paid in monthly installments, with interest at the SELIC rate.

20.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated
	Accrued liabilities		Judicial deposits
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Tax	219,196	111,572	184,687	78,260
Social security	1,567	1,270
Labor	375,416	304,744	297,507	218,200
Civil	851,305	139,824	25,502	17,869
Environmental	37,341	16,942	2,859	2,739
Deposit of a guarantee			23,109	22,737
	1,484,825	574,352	533,664	339,805

Classified:
Current	73,089	66,047
Non-current	1,411,736	508,305	533,664	339,805
	1,484,825	574,352	533,664	339,805

There has been an increase in probable contingencies due to the incorporation of the assets of the companies acquired in 2022. The balances refer to BRL 511,948 from CSN Cimentos Brasil S.A. (formerly LafargeHolcim), BRL 321,028 from Companhia Estadual de Geração de Energia Elétrica (CEEE-G), and BRL 598 from Metalgráfica Iguaçú S.A.

The changes in tax, social security, labor, civil and environmental provisions in the year ended December 31, 2022 can be summarized as follows:

						Consolidated
					Current + Non-current
Nature	12/31/2021	Additions	Accrued charges	Consolidation of companies	Net utilization of reversal	12/31/2022
Tax	111,572	74,097	10,595	30,035	(7,103)	219,196
Social security	1,270	1,093	19		(815)	1,567
Labor	304,744	36,203	36,852	89,101	(91,484)	375,416
Civil	139,824	27,668	21,406	702,720	(40,313)	851,305
Environmental	16,942	22,319	1,120		(3,040)	37,341
	574,352	161,380	69,992	821,856	(142,755)	1,484,825

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal advisors’ assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax liabilities from actions initiated by the Company is included in this provision and is subject to SELIC (Central Bank’s policy rate).

Tax proceedings

The main lawsuits that are considered by the external legal advisors as probable loss, to which CSN or its subsidiaries are parties, are (i) some ISS tax assessment notices; (ii) divergences between calculated and paid ICMS; (iii) Requests for offsetting not approved due to lack of credit rights.

Labor proceedings

The Group appears as a defendant in labor claims. The majority of claims for actions are related to subsidiary and/or joint liability, equal pay, unhealthy and hazardous work premiums, overtime, health insurance, indemnity claims arising from alleged involvement of occupational diseases or accidents at work, intra-day break and differences in profit sharing in the years 1997 to 1999 and 2000 to 2003.

During the year ended December 31, 2022, there were addition or write-off movements in labor lawsuits arising from the definite conclusion and the constant revision of the Company's accounting estimates related to the provision for contingencies that take into consideration the different nature of the claims made, as required by the Company's accounting policies.

Civil proceedings

Among the civil lawsuits in which it is a defendant, there are mainly suits for damages. Such processes, in general, result from work accidents, occupational diseases, contractual discussions, related to the Group's industrial activities, real estate actions, health insurance.

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

Among the environmental administrative/judicial proceedings in which the Company is a defendant, there are administrative procedures aimed at finding possible occurrences of environmental irregularities and regularizing environmental licenses; at the judicial level, there are actions for the enforcement of fines imposed as a result of such alleged irregularities and public civil actions with a request for regularization combined with indemnities, which consist of environmental recomposition, in most cases. Such processes, in general, result from discussions of alleged impact to the environment related to the Company's industrial activities.

▪	Administrative and judicial proceedings

The Company does not make provisions for lawsuits, which Management’s expectations, based on the opinion of legal counsel, is a possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance as of December 31, 2022 and 2021.

		Consolidated
	12/31/2022	12/31/2021
Assessment Notice and imposition of fine (AIIM) / Tax Enforcement - Income tax and social contribution - Capital gain on sale of NAMISA's shares	14,174,838	13,015,938

Assessment Notice and Imposition of fine (AIIM) / Tax Enforcement - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by NAMISA.	4,920,177	4,242,051

Assessment Notice and Imposition of fine (AIIM) / Tax Enforcement - Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services	2,388,423	2,017,602

Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010, 2011, 2012, 2014, 2015 and 2016.	4,104,626	4,137,519

Assessment Notice and Imposition of fine (AIIM) - IRPJ/CSLL - Disallowance of deductions of goodwill generated in the acquisition of Cimentos Mauá (1)	715,152

ICMS - SEFAZ/RJ - Electricity Credits	950,469	867,521

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	2,138,608	1,660,888

ICMS - SEFAZ/RJ - Disallowance of the ICMS credits - Transfer of iron ore	666,816	614,528

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	357,006	326,361

Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	663,594	600,895

Assessment Notice and imposition of fine (AIIM)/ Action for annulment - IRRF- Capital Gain of CFM vendors located abroad	289,406	266,649

CFEM – difference of understanding between CSN and ANM on the calculation basis	1,143,275	1,079,951

ICMS - SEFAZ/RJ - Assessment Notice - questions about sales for incentive area	1,255,251	1,142,386

Other tax lawsuits (federal, state, and municipal) (1)	5,579,232	3,877,976

Assessment Notice and imposition of fine (AIIM) - Charge of IRRF- RFB - Business Combinations of CSN Mineração held in 2015.	986,196	889,179

ICMS - SEFAZ/RJ - Disallowance of credits on acquisitions of Intermediate Products	623,748	562,307

Assessment Notice and imposition of fine (AIIM) - RFB - Disallowance of credits PIS/COFINS of inputs and freight	1,238,018	1,116,228

Social security lawsuits	187,338	214,323

Action to discuss the balance of the construction contract – Tebas	560,638	507,719

Action related to power supply payment’s charge - Light	386,834	324,371

Action that discusses Negotiation of energy sales - COPEN - CEEE-G (1)	193,469

Collection of defaulted amounts of contracts for the execution of the Presidente Médici Thermoelectric Power Plant - SACE - CEEE-G (1)	192,212

Enforcement action applied by Brazilian antitrust authorities (CADE)	109,206	98,740

Civil Public Action - Districts / School / Nursery relocation-CdP Dam		14,876

Other civil lawsuits (1)	1,168,591	845,043

Labor and social security lawsuits (1)	1,726,517	1,536,967

Tax foreclosures – Fine – Volta Redonda IV	122,639	104,400

ACP landfill Márcia	306,389	306,389

Other environmental lawsuits (1)	539,410	424,143
	47,688,078	40,794,950
(1)	After the acquisitions of CSN Cimentos Brasil (formerly LafargeHolcim (Brasil) S.A.), Companhia Estadual de Geração de Energia Elétrica (CEEE-G), Companhia Energética Chapecó and Metalgráfica Iguaçu S.A. these line items were impacted by the existing legal cases of each entity.

In the first quarter of 2021, the Group was notified of an arbitration proceeding based on an alleged unfulfillment of iron ore supply contracts. The counterparty asks for approximately US$1 billion, and the Company has no knowledge of the basis for the estimates of the amount asked. As opposed, the Company understands to be a creditor in the contracts. Finally, the Company informs that has responded the arbitration requirements in conjunction with its legal counselors and is currently at the initial stage of its defense. The Company expects the arbitration will be concluded in 2 to 3 years. The relevance of the arbitration to the Company is related to the amount attributed to the cause and its eventual financial impact. The discussion involves arbitration disputes initiated by both parties.

The Company has been offering judicial guarantees (Guarantee Insurance/Letter of Guarantee) in the total amount updated to December 31, 2022 of R$4,939,419 (December 31, 2021 R$4,732,009), as determined by the procedural legislation in force.

The assessments made by legal advisors define these administrative and judicial proceedings as a possible risk of loss and, consequently, no loss provisions have been recognized in accordance with Management's judgment and with IFRS.

Accounting Policy

Only provisions estimated as probable risk of loss are recorded, substantiated in the assessment of our legal advisors, and at amounts that will be required to settle the litigations. The obligation is updated in accordance with the evolution of the lawsuit or financial charges incurred and may be reversed if the estimated loss is no longer considered probable due to changes in circumstances or derecognized when the obligation is settled.

21.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of provisions for environmental liabilities and asset retirement obligation is as follows:

		Consolidated
	12/31/2022	12/31/2021
Environmental liabilities	172,574	173,647
Asset retirement obligations	765,083	724,950
	937,657	898,597

Accounting Policy

The Company recognizes a provision for recovery costs when a loss is probable and the amounts of the related costs are reasonably determined. Generally, the provisioning period for the amount to be used for recovery coincides with the completion of a feasibility study or commitment to a formal action plan.

Expenses related to compliance with environmental regulations are charged to income or capitalized, as appropriate. Capitalization is considered appropriate when expenses refer to items that will continue to benefit the Company and that are basically relevant to the acquisition and installation of equipment for pollution control and/or prevention.

Asset retirement obligations (ARO) consist of cost estimates for decommissioning, demobilization, or restoration of areas at the end of mining activities and extraction of mineral resources. The initial measurement is recognized as a liability discounted to present value and, subsequently, carried to expenses over time. The asset decommissioning cost equivalent to the initial liability is capitalized as part of the asset's carrying amount and is depreciated over the asset's useful life.

22.	RELATED-PARTY BALANCES AND TRANSACTIONS

22.a)	Transactions with holding companies

Vicunha Aços S.A. is the Company’s controlling shareholder, with a 51.24% interest in its voting capital.

Rio Iaco Participações S.A. also controls the Company, with a 3.45% interest in CSN’s voting capital.

The corporate structure of Vicunha Aços S.A. is as follows:

(a)	Vicunha Steel S.A. – holds a 67.93% interest in Vicunha Aços S.A.
(b)	CFL Participações S.A. – holds a 12.82% interest in Vicunha Aços S.A. and a 40% interest in Vicunha Steel S.A.
(c)	Rio Purus Participações S.A. – holds a 19.25% interest in Vicunha Aços S.A. and a 60% interest in Vicunha Steel S.A.

•	Liabilities

At a meeting held on December 23, 2022, the Board of Directors approved the payment of interest on equity, considering the rate of 15%. The amount to be paid, net of income tax, will be R$ 0.44868615934 per share. R$304,892 will be paid to Vicunha Aços S.A. and R$20,508 will be paid to Rio Iaco Participações S.A., net of income tax, until May 31, 2023.

22.b)	Transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

		Consolidated
		12/31/2022				12/31/2021
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Investments	(1)			1,768,915	1,768,915			2,579,990	2,579,990
Trade receivables (note 6)	(2)	48,236	1,182	59,716	109,134	8,159	1,667	134,570	144,396
Dividends receivable (note 9)	(3)		77,377		77,377		61,898	14,980	76,878
Loans (note 9)	(4)		5,383		5,383		4,511		4,511
Other receivables (note 9)		30		1,828	1,858			1,828	1,828
		48,266	83,942	1,830,459	1,962,667	8,159	68,076	2,731,368	2,807,603
Non-current Assets
Investments	(1)			140,510	140,510			132,523	132,523
Loans (note 9)	(4)	3,678	1,381,095		1,384,773	3,626	1,139,602		1,143,228
Actuarial asset (note 9)				35,477	35,477			59,111	59,111
Other receivables (note 9)	(5)		1,484,759		1,484,759		927,077		927,077
		3,678	2,865,854	175,987	3,045,519	3,626	2,066,679	191,634	2,261,939
		51,944	2,949,796	2,006,446	5,008,186	11,785	2,134,755	2,923,002	5,069,542

Liabilities
Current Liabilities
Trade payables			93,115	37,448	130,563	21	62,730	14,712	77,463
Accounts payable			23,555	24,134	47,689		28,442		28,442
Provision for consumption			61,398		61,398		22,182		22,182
			178,068	61,582	239,650	21	113,354	14,712	128,087
Non-current Liabilities
Accounts payable			53,356		53,356		66,606		66,606
			53,356		53,356		66,606		66,606
			231,424	61,582	293,006	21	179,960	14,712	194,693

	Consolidated
	12/31/2022				12/31/2021
	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
P&L
Sales	234,150	34,924	2,442,586	2,711,660	274,978	2,250	3,244,017	3,521,245
Cost and expenses	(66)	(1,538,194)	(216,110)	(1,754,370)	(1,065)	(1,273,740)	(119,500)	(1,394,305)
Financial income (expenses)
Interest (note 28)		144,355	29,828	174,183	251	49,293	32,246	81,790
Exchange rate variations and monetary, net			(13,584)	(13,584)
Financial investments (1)			(1,198,164)	(1,198,164)			94,866	94,866
	234,084	(1,358,915)	1,044,556	(80,275)	274,164	(1,222,197)	3,251,629	2,303,596

Consolidated Information:

(1)	Financial investments: Refers mainly to investments in Usiminas shares, cash and cash equivalents and Bonds with Banco Fibra and government bonds and CDBs with the exclusive funds.

(2)	Accounts receivables: refers mainly to sales transactions of steel products from the Company to related parties.

(3)	Dividends receivable: refers to interest on equity from CSN Mineração S.A. in the amount of R$59,469 (R$320,945 as of December 31, 2021) and Mineração Nacional S.A. in the amount of R$14,785 (R$56,344 in December 2021).

(4)	Loans (Assets): Long term: refers mainly to loan agreements with Transnordestina Logística R$1,384,773 (R$1,123,375 as of December 31, 2021) with an average rate of 125.0% to 130.0% of CDI.

(5)	Others (Assets): refers advance for future capital increase with Transnordestina Logística S.A. of R$1,484,759 as of December 31, 2022 (R$927,076 as of December 31, 2021).

22.c)	Other unconsolidated related parties

•	CBS Previdência

The Company is its main sponsor, being a not-for-profit civil society established in July 1960 and whose main objective is the payment of benefits complementary to those of the official social security for the participants. As a sponsor, it maintains transactions for payment of contributions and recognition of actuarial liabilities determined in defined benefit plans.

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

•	Related Parties under the control of a member of the Company’s Management

The following companies are under the control of a member of the Management, which maintain some minor transactions with the Company:

•	Partifib Projetos Imobiliários Ltda;
•	Vicunha Imóveis Ltda;
•	Vicunha Serviços Ltda;
•	Ibis Participações e Serviços Ltda;
•	Party Negócios e Participações Ltda;
•	Jockey Club de São Paulo;
•	Fibra Sequoia Guarulhos Empreendimentos.

22.d)	Key management personnel

The key management personnel with authority and responsibility for planning, directing, and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of December 31, 2022 and 2021.

	12/31/2022	12/31/2021	12/31/2020
	P&L
Short-term benefits for employees and officers	52,001	46,747	40,522
Post-employment benefits	266	192	111
	52,267	46,939	40,633

22.e)	Guarantees

The Company is liable for guarantees of its subsidiaries and jointly controlled entities as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,096,291	2,486,926	9,365	12,627	3,853	3,384	2,109,509	2,502,937

Controladas do Grupo	R$	Up to 12/21/2024 and indefinite		771	197	197	2,163	2,754	2,360	3,722

CSN Mineração	R$	Up to 12/21/2024	540,946	846,284					540,946	846,284

Total in R$			2,637,237	3,333,981	9,562	12,824	6,016	6,138	2,652,815	3,352,943

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000

CSN Resources	US$	Up to 04/17/2026	1,150,000	1,450,000					1,150,000	1,450,000

CSN Cimentos	US$	Indefinite	115,000					1,025,000	115,000	1,025,000

Total in US$			2,565,000	2,750,000				1,025,000	2,565,000	3,775,000

Lusosider Aços Planos	EUR	Indefinite					75,000	75,000	75,000	75,000
Total in EUR							75,000	75,000	75,000	75,000
Total in R$			13,867,929	15,346,375			396,780	479,795	14,264,709	21,540,463
			16,505,166	18,680,356	9,562	12,824	402,796	485,933	16,917,524	24,893,406

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

23.	SHAREHOLDERS’ EQUITY

23.a)	Paid-in capital

The fully subscribed and paid-in capital as of December 31, 2022 is R$10,240,000, divided into 1,326,093,947 common and book-entry shares (as of December 31, 2021 R$10,240,000 divided into 1,387,524,047 common and book-entry shares), with no par value. Each common share entitles to one vote in the resolutions of the General Meeting.

23.b)	Authorized capital

The Company’s bylaws in effect on December 31, 2022 define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors, regardless of amendments to the bylaws.

23.c)	Legal reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year, before any other allocation, pursuant to art. 193 of Law 6,404/86, up to a limit of 20% of the capital stock.

23.d)	Ownership structure

As of December 31, 2022 and 2021, the Company’s ownership structure was as follows:

			12/31/2022			12/31/2021
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	51.24%	51.24%	679,522,254	48.97%	50.65%
Rio Iaco Participações S.A. (*)	45,706,242	3.45%	3.45%	45,706,242	3.29%	3.41%
NYSE (ADRs)	254,520,040	19.19%	19.19%	250,564,538	18.06%	18.67%
Other shareholders	346,345,411	26.12%	26.12%	365,941,013	26.38%	27.27%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,341,734,047	96.70%	100.00%
Treasury shares				45,790,000	3.30%
Total shares	1,326,093,947	100.00%		1,387,524,047	100.00%
(*)	Controlling group companies.

23.e)	Treasury shares

As of December 31, 2022, the position of treasury shares was as follows:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Sale of shares	Balance in treasury
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable			22,981,500	7,409,500
1º	06/21/2021	24,154,500	From 06/22/2021 to 12/22/2021	R$ 21.82	R$20,06 and R$23,22	24,082,000			31,491,500
2º	6/12/2021	30,000,000	From 12/07/2021 to 6/30/2022	R$ 25.00	R$17,20 and R$26,76	29,938,600			61,430,100
	05/18/2022			Not applicable	Not applicable		61,430,100
3º	05/18/2022	58,000,000	From 05/19/2022 to 05/18/2023

At a Board of Directors Meeting held on May 18, 2022, the Company approved (i) the closing of the share repurchase program, (ii) cancellation of 61,430,100 common shares held in treasury with no change in the Company's capital stock, which is now represented by 1,326,093,947 common book-entry shares without nominal value.

23.f)	Earnings per share

The earnings per share are shown below:

	12/31/2022	12/31/2021	12/31/2020
	Common Shares
Profit for the year	1,554,060	12,258,628	3,794,295
Weighted average number of shares	1,327,028,614	1,376,362,149	1,380,114,547
Basic and diluted earnings per share	1.17108	8.90654	2.74926

Accounting Policy

Share capital

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the amount raised, net of taxes.

Earnings (loss) per share

Basic earnings (loss) per share is calculated using the net income (loss) for the year attributable to the Company’s controlling shareholders and the weighted average number of outstanding common shares in the respective period. Diluted earnings (loss) per share is calculated using the aforementioned average of outstanding shares, adjusted by instruments potentially convertible into shares, with a dilutive effect, in the periods presented. The Company does not have potential instruments convertible into shares and, consequently, the diluted and basic earnings (loss) per share are the same.

Treasury shares

When the Company purchases shares of the capital stock of the Company itself (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from the equity attributable to the shareholders of the Company until the shares are canceled or disposed of. When such shares are subsequently disposed of, any amounts received, net of any directly attributable additional transaction costs and the respective income tax and social contribution effects, are included in the equity attributable to the Company’s shareholders.

Result per share

Basic and diluted earnings (loss) per share was calculated based on the profit attributable to CSN’s controlling shareholders divided by the weighted average number of common shares outstanding during the period, excluding common shares purchased and held as treasury shares. The Company does not hold potential dilutable common shares in circulation that could result in the dilution of earnings per share.

Non-controlling interest and transactions

The Company considers transactions with non-controlling interests as transactions with owners of the Company’s assets. For non-controlling interests, the difference between any consideration paid and the acquired portion of the carrying amount of the subsidiary’s net assets is recorded in equity. Gains or losses on disposals for non-controlling interests are also recorded directly in equity.

When the Company ceases to have control, any interest held in the entity is remeasured at fair value, with the change in carrying amount recognized in the income statement. The fair value is the initial carrying amount for the subsequent accounting of the retained interest in an associate, a joint venture or a financial asset. In addition, any amounts previously recognized in other comprehensive income related to that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified to income.

24.	SHAREHOLDER’S COMPENSATION

The Company's Bylaws provide for the distribution of minimum dividends of 25% of the adjusted net income in accordance with the laws, to the holders of their shares. Dividends are calculated in accordance with the Company's bylaws and the Brazilian Corporation Law.

The profit allocation for 2022 and 2021 is shown below:

		12/31/2022
Profit for the year		1,554,060
Capital reserve	5%	(77,703)
Interest on equity prescribed (1)		789
Net income after destination		1,477,146
Interest on equity (approved CA on 12/29/2022) (2)		700,000
Additional dividends proposed to the profit account (3)		777,146

In addition, the Administration proposes:
Complementary dividends with Statutory Reserve (4)		836,854

At the Annual General Meeting to be held on April 28, 2023, the proposal for allocation of profits resented in the financial statements will be deliberated.

(1)	As provided for in the Bylaws, as of December 31, 2022, the Company reversed, to the retained earnings account, the amount of R$789, related to prescribed interest on equity, respectively, which will be submitted to the resolution of the Annual General Meeting.

(2)	At the meeting held on December 23, 2022, the Board of Directors approved the payment to shareholders, in advance of the minimum mandatory dividends, gross interest on equity in the amount of R$700,000, corresponding to a gross amount of R$0.52786606981 per share. Considering the withholding income tax at the rate of 15%, the amount to be paid, net of income tax, will be R$595,000, equivalent to R$0.44868615934 per share. Interest on equity will be paid to shareholders until May 31, 2023, without monetary adjustment. The amount is recorded in current liabilities.

(3)	The proposed additional dividends in the amount of R$777,146 will be deliberated at the Company's AGM, the amount is recorded in equity under "Proposed dividends".

(4)	Additionally, the Company will deliberate at the AGM on the approval of the proposed additional dividends in the amount of R$836,854 from the earnings reserve account, the amount is recorded in equity under "Proposed dividends".

Deliberation and/or payment of dividends occurred in 2022:

On November 21, 2022, the Board of Directors approved the proposed distribution of interim dividends, from the earnings reserve account, in the amount of R$1,564,115, corresponding to the amount of R$1.179490003008100 per share. The dividends were paid, without monetary adjustment, on December 2, 2022.

At the Annual General Meeting held on April 29, 2022 to approve the 2021 results, the Company approved the distribution of R$2,911,424 and from the total amount of dividends declared by the AGM:

(i) R$1,750,000 have already been distributed to shareholders, as decided by the Board of Directors in the meeting held on July 27, 2021;

(ii) R$256,952 have already been paid on May 20, 2022, as interest on equity, as decided by the Board of Directors in the meeting held on December 29, 2021; and

(iii) R$904,472, corresponding to the amount of R$0.681594305290377 per share, without monetary adjustment, in two equal installments, in the amount of R$452,236 each, corresponding to R$0.340797152645188 per share, based on the shareholders' positions as of April 29, 2022, the first installment has already been paid to shareholders residing in Brazil as of May 20, 2022 and the second installment has been paid as of December 2, 2022.

Accounting Policy

The Company adopts a profit distribution policy which, in compliance with the provisions of Law No. 6,404/76 as amended by Law 9,457/97, will imply the allocation of all net income to its shareholders, provided that the following priorities are preserved, regardless of its order: (i) business strategy; (ii) compliance with obligations; (iii) making the necessary investments; and (iv) the maintenance of a good financial situation for the Company.

In accordance with article 33 of the Company’s Bylaws, at least 25% of the net income for the year, adjusted under the terms of article 202 of Law 6,404/76, will be distributed as dividends in each fiscal year, which will be reflected in current liabilities. In addition, the Board of Directors may pay interest on equity by allocating the amount of interest paid or credited to the minimum mandatory dividends mentioned above. If the Company reports a dividend higher than the mandatory minimum in the allocation proposal, this amount is highlighted in a specific account in equity under “Proposed Additional Dividend”.

25.	NET REVENUE FROM SALES

Net sales revenue is comprised as follows:

			Consolidated
	12/31/2022	12/31/2021	12/31/2020
Gross revenue
Domestic market	30,343,033	29,724,648	16,652,801
Foreign market	20,691,181	25,090,313	17,396,259
	51,034,214	54,814,961	34,049,060
Deductions
Sales returns, discounts and rebates	(371,189)	(272,842)	(248,821)
Taxes on sales	(6,300,905)	(6,630,080)	(3,736,219)
	(6,672,094)	(6,902,922)	(3,985,040)
Net revenue	44,362,120	47,912,039	30,064,020

Accounting Policy

a)	Nature of goods and services.

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

The Company presents revenues on a consolidated basis in its income statement and by segment in the explanatory note 29 - Segment Information.

c)	Payment terms.

Generally, all sales of goods and provisions of services are payable within 30 days of the invoice date.

26.	EXPENSES BY NATURE

			Consolidated
	12/31/2022	12/31/2021	12/31/2020
Raw materials and inputs	(14,572,337)	(10,405,028)	(6,928,517)
Outsourcing material	(3,265,627)	(4,476,702)
Labor cost	(3,320,234)	(2,746,454)	(3,187,428)
Supplies	(3,501,649)	(2,297,069)	(2,150,452)
Maintenance cost (services and materials)	(916,646)	(1,268,752)	(1,340,255)
Outsourcing services	(2,178,589)	(2,119,515)	(2,217,657)
Freight	(2,826,821)	(1,835,601)	(1,637,585)
Depreciation, amortization and depletion	(2,792,845)	(2,114,681)	(2,421,458)
Others	(929,205)	(1,533,119)	(1,750,424)
	(34,303,953)	(28,796,921)	(21,633,776)
Classified as:
Cost of sales	(31,054,016)	(25,837,475)	(19,124,901)
Selling expenses	(2,575,818)	(2,372,298)	(2,004,417)
General and administrative expenses	(674,119)	(587,148)	(504,458)
	(34,303,953)	(28,796,921)	(21,633,776)

The depreciation, amortization and depletion for the year were distributed as follows.

			Consolidated
	12/31/2022	12/31/2021	12/31/2020
Production costs (1)	(2,752,557)	(2,075,488)	(2,374,046)
Selling expenses	(13,948)	(11,227)	(13,978)
General and administrative expenses	(26,340)	(27,966)	(33,434)
Total	(2,792,845)	(2,114,681)	(2,421,458)
Other operational (2)	(77,386)	(97,725)	(95,270)
Net	(2,870,231)	(2,212,406)	(2,516,728)
(1)	The cost of production includes PIS and COFINS credits on lease agreements as of December 31, 2022, in the amount of R$7.429 (R$5.786 as of December 31, 2021 ) .

(2)	They mainly refer to the depreciation of investment properties, paralyzed equipment and amortization of the SWT customer portfolio, classified in other operating expenses, see note 27.

27.	OTHER OPERATING INCOME AND EXPENSES

			Consolidated
	12/31/2022	12/31/2021	12/31/2020
Other operating income
Receivables by indemnity	10,588	13,646	245,945
Rentals and leases	17,178	11,688	9,096
Dividends received	832	26,600	1,197
PIS, COFINS and INSS to compensate		236,000	120,452
Contractual fines	11,863	1,468	4,783
Updated shares – Fair value through profit or loss (note 14)	(95,620)	109,254	12,579
Net gain in shares sale (note 10.d) (1)		2,472,497
Other revenues (2)	308,392	87,219	32,747
Total Other operating income	253,233	2,958,372	482,494
	-	-	-
Other operating expenses
Taxes and fees	(372,897)	(109,693)	(46,338)
Expenses/reversal with environmental liabilities, net	(10,145)	(8,789)	16,151
Write-off/(Provision) of judicial lawsuits	(209,396)	(25,063)	(130,869)
Depreciation and amortization (note 26)	(77,386)	(97,725)	(95,270)
Reversal/(Write-off) of estimated losses on property, plant and equipment, intangible assets and PPI, net of reversal (notes 10.f, 11 and 12)	24,133	(112,886)	(13,130)
Reversal of Impairment Fair Value Transnordestina	387,989
Estimated (Loss)/reversal in inventories	(226,942)	(138,779)	(179,012)
Idleness in stocks and paralyzed equipment (3)	(122,031)	(37,609)	(303,975)
Studies and project engineering expenses	(58,443)	(77,059)	(27,137)
Research and development expenses	(461)	(355)	(620)
Healthcare plan expenses	(24,158)	(31,989)	(117,193)
Cash flow hedge accounting realized (note 14) (4)	(1,478,589)	(553,018)	(1,951,035)
Actuarial pension plan	(59,693)	(48,068)
Other expenses	(679,836)	(474,999)	(421,628)
Total Other operating expenses	(2,907,855)	(1,716,032)	(3,270,056)
Other operating income (expenses), net	(2,654,622)	1,242,340	(2,787,562)

(1)	Refers to the gain on the public offering of CSN Mineração shares (see note 10.d);

(2)	In 2022 the undisputed amount of R$134,611 was recognized as refund of the amounts overpaid for railway freight from April 1994 to March 1996 to the company RFFSA, which after extinction became part of the Federal Government's liabilities;

(3)	In 2022, it is the unused capacity due to lower than usual production volume, because of the intense rains during the ore extraction operation;

(4)	This refers to the effects of a cash flow hedge in the Company in the amount of (R$1,393,034) and a foreign exchange cash flow hedge in the amount of (R$85,555).

28.	FINANCIAL INCOME (EXPENSES)

			Consolidated
	12/31/2022	12/31/2021	12/31/2020
Financial income
Related parties (Note 22 a)	184,480	93,862	51,124
Income from financial investments	763,259	279,467	58,061
Updated shares – Fair value through profit or loss (note 14.d)(1)	(1,198,164)	385,297	1,190,489
Other income	172,205	408,558	503,054
Financial income	(78,220)	1,167,184	1,802,728
Financial expenses
Borrowings and financing - foreign currency (note 13)	(1,238,372)	(1,590,120)	(1,600,973)
Borrowings and financing - local currency (note 13)	(1,356,639)	(503,849)	(401,079)
Capitalised interest (note 11)	135,242	87,414	92,506
Related parties	(10,297)	(12,072)	(13,608)
Lease liabilities	(68,533)	(59,260)	(50,804)
Interest and fines	(95,667)	(73,334)	(290,673)
Interest on drawn/forfaiting risk operations	(444,062)	(126,232)	-
(-) Adjustment present value of trade payables	(419,517)	(265,495)	(139,566)
Commission, bank fees, Guarantee and bank fees	(165,397)	(239,451)	(162,085)
PIS/COFINS over financial income	(118,311)	(88,897)	(39,149)
Other financial expenses	(390,598)	(285,832)	(270,764)
Financial expenses	(4,172,151)	(3,157,128)	(2,876,195)
Others financial items, net
Foreign exchange and monetary variation, net	783,902	46,199	392,971
Gains and (losses) on exchange derivatives (*)	(48,556)	(439)	(115,815)
Others financial	735,346	45,760	277,156
Financial income (expenses)	(3,436,805)	(3,111,368)	(2,599,039)

Financial income (expenses), net	(3,515,025)	(1,944,184)	(796,311)

(*) Statement of gains and (losses) on derivative transactions (note 14.c)
Dollar - to - real NDF	176,991	37,322
Exchange rate swap Real x Dollar	(11,467)
Exchange rate swap Dollar x Euro		7,119	(9,070)
Exchange rate swap GBP x Euro			(602)
Interest rate swap CDI x IPCA	(257,897)	(34,920)
Exchange rate swap CDI x Dollar	43,817	(9,960)	(106,143)
Total	(48,556)	(439)	(115,815)
(1)	refers to gains and losses with the updating of the fair value of USIMINAS' shares

29.	SEGMENT INFORMATION

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

Overseas, Lusosider, which is based in Portugal, produces cold rolled steel and galvanized steel. CSN LLC in the USA meets local market needs, import and trade of steel products. Stahlwerk Thüringen (SWT), which is based in Germany, produces long steels and is specialized in the production of shapes used for construction.

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

At the end of 2015, CSN and the Asian Consortium formalized a shareholders' agreement for the combination of assets linked to iron ore operations and the related logistics structure, forming a new company that has focused on mining of the Group activities from December 2015. In this context, the new company, currently named CSN Mineração S.A., holds the lease of TECAR, the Casa de Pedra mine and all the shares of Namisa, which was incorporated on December 31, 2015. CSN still owns 100% of Minérios Nacional which includes the mines of Fernandinho (operational), Cayman and Pedras Pretas (mineral resources), all located in Minas Gerais.

Moreover, CSN controls the Estanho de Rondônia S.A., a company with mining units and tin casting, in the state of Rondônia.

On October 7, 2022, CSN Mineração and CSN Energia completed the acquisition of the Quebra-Queixo Hydroelectric Power Plant, with an installed capacity of 120 MW, located in the city of Ipuaçu – SC, leading CSN Mineração to become self-sufficient in electricity, reinforcing its industrial competitiveness through greater cost predictability and 100% renewable energy generation.

• Logistics

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

a) MRS

The railroad transportation services provided by MRS are fundamental to the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas plant as well as part of the steel produced by CSN for the domestic market and for export are carried by MRS.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, in the southeast region, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista (Cosipa), and Gerdau Açominas. Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s export products to the ports of Itaguaí and Rio de Janeiro.

b) TLSA and FTL

TLSA and FTL hold the concession for the former Northeast Network of RFFSA. The northeastern railway system covers 4,238 km of railway network divided into two sections: i) Malha I, which integrates the sections of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau - and Propriá - Jorge Lins (Mesh I); and ii) Malha II, which includes the sections of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins, Salgueiro - Porto de Suape and Missão Velha - Porto de Pecém.

In addition, it connects to the main ports in the region, thereby offering an important competitive advantage through opportunities for combined transport solutions and tailor-made logistics projects.

II. Port

The port logistics segment consolidates the terminal’s operation from Sepetiba built after the port modernization law (Law 8,630/1993) that allowed the transfer of port activities to the private sector. The Sepetiba terminal has a complete infrastructure to meet all the needs of exporters, importers and shipowners. Its installed capacity exceeds that of most other Brazilian terminals. It has cribs and a large storage area, as well as the most modern and adequate equipment, systems, and intermodal connections.

The Company’s constant investment in terminal projects consolidates the Itaguaí Port Complex as one of the most modern in the country.

•	Energy

CSN is one of the largest industrial consumers of electric energy in Brazil. As energy is fundamental in its production process, the Company invests in electricity generation assets and, with the acquisitions made in 2022, reached its energy self-sufficiency, starting to operate in the sector as a player in the generation of electricity through the sale of its surplus.

The year 2022 marked the growth of this segment through the acquisition of relevant renewable generation assets, tripling its generation capacity, as follows:

On June 30, 2022, CSN Cimentos and CSN Energia completed the acquisition of SHP Sacre II, located in the municipality of Brasnorte – MT, with an installed capacity of 30 MW, and SHP Santa Ana, located in the municipality of Angelina – SC, with installed capacity of 6.50 MW.

On October 7, 2022, CSN Mineração and CSN Energia concluded the acquisition of the Quebra-Queixo Hydroelectric Power Plant, located in the city of Ipuaçu – SC, with an installed capacity of 120 MW.

On October 21, 2022, Companhia Florestal do Brasil (“CFB”) concluded the acquisition of 66.23% of the shares of Companhia Estadual de Geração de Energia Elétrica – CEEE-G, with plants located in the state of Rio Grande do Sul, increasing the installed capacity of the CSN group by 746 MW. On December 22, 2022, Companhia Florestal do Brasil (“CFB”) concluded the acquisition of Eletrobras' 32.74% interest in Companhia Estadual de Geração de Energia Elétrica – CEEE-G. This acquisition resulted in an increase of 380 MW in the installed generation capacity for CSN. As a result, Companhia Florestal do Brasil (“CFB”) now holds a total of 99% of the share capital of CEEE-G.

With the acquisitions, the CSN group now holds a portfolio of generation assets with an installed capacity of 2,168 MW, as shown below:

1.	Itá Hydroelectric Power Plant, located in the state of Santa Catarina, in which CSN holds a 29.50% interest through ITASA's SPE, with an installed capacity equivalent to its participation of 428 MW;

2.	Igarapava Hydroelectric Power Plant, located in Minas Gerais, in which CSN holds a 17.92% stake in the consortium, with an installed capacity equivalent to its stake of 38 MW;

3.	Thermoelectric Cogeneration Center CTE#1, CTE#2 and TRT – Top Recovery Turbine, operating at the Presidente Vargas Steelworks with an installed capacity of 10 MW, 235 MW and 22 MW respectively, using recirculated industrial gases resulting from steel production as fuel;

4.	Sacre II Small Hydroelectric Power Plant, located in the state of Mato Grosso, with an installed capacity of 30 MW, of which CSN Cimentos holds full control of the asset through indirect control of the SPE de Brasil Central Energia;

5.	Santa Ana Small Hydroelectric Power Plant, located in the state of Santa Catarina, with an installed capacity of 6.5 MW, of which CSN Cimentos holds full control of the asset through direct control of the SPE of Santa Ana Energética;

6.	Quebra-Queixo Hydroelectric Power Plant, located in the state of Santa Catarina, with an installed capacity of 120 MW, of which CSN Mineração holds full control of the asset through the direct control of the SPE CEC – Companhia Energética Chapecó;

7.	Cachoeira dos Macacos Small Hydroelectric Power Plant, located in the state of Minas Gerais, with an installed capacity of 3.4 MW, of which CSN Cimentos holds full control of the asset, through the acquisition of LafargeHolcim;

8.	Companhia Estadual de Geração de Energia Elétrica – CEEE-G, located in the state of Rio Grande do Sul, with a platform of 15 own Hydroelectric Power Plants, wind and solar assets, in addition to minority participation in other projects, reflecting an installed capacity of 1,275 MW.

•	Cement

The Cement segment, which operates through CSN Cimentos, consolidates the production, marketing and distribution of cement, aggregates and concrete. In the Southeast plants the slag used is the same produced by the blast furnaces of the Presidente Vargas plant itself, in Volta Redonda/RJ.

The Company has intensified its strategy of expanding its business to new regions, and the first step was taken with the acquisition of Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda. on August 31, 2021, which, with operations in the Northeast region, adds 1.3 Mtpy of cement production capacity.

On September 6, 2022, CSN Cimentos made a significant advance in its capacity and geographic positioning through the acquisition of LafargeHolcim (Brasil) S.A. This asset adds 11 million tons of cement production capacity, in addition to contributing new business to the current portfolio: Aggregates and Concrete. With all operations combined, CSN's Cement segment is currently the second largest in Brazil, in terms of effective production capacity, totaling 17 million tons.

The cement plants are located in the states of Minas Gerais (Arcos, Pedro Leopoldo, Barroso and Montes Claros), Rio de Janeiro (Volta Redonda, Cantagalo and Rio de Janeiro), Paraíba (Alhandra and Caaporã), Espírito Santo (Vitória), Bahia (Candeias), Goiás (Cocalzinho de Goiás) and São Paulo (Sorocaba). The production process basically involves grinding the main raw materials, which include clinker, limestone, gypsum and slag.

The sites are divided into two modalities: integrated factories and mills. The integrated factories have a limestone mine and kiln for the production of clinker, they are: Arcos, Barroso, Pedro Leopoldo, Montes Claros, Alhandra, Caaporã and Cantagalo. The mills, however, do not produce their own clinker, they are supplied with our own clinker (transfer between plants) and/or third-party sources, namely: Volta Redonda, Rio de Janeiro, Vitória, Candeias, Cocalzinho and Sorocaba.

Currently, the company serves the cement market with a broad portfolio of products suitable for both the technical segment and the distribution market, in accordance with ABNT NBR 16697. Cement is marketed in both bagged and bulk form.

In addition to the operations above, CSN Cimentos also owns two electricity generation assets acquired on June 30, 2022: SHP Santa Ana, located in the municipality of Angelina - SC, with an installed capacity of 6.50 MW, and SHP Sacre II, located in the municipality of Brasnorte – MT, with an installed capacity of 30 MW.

•	Sales by geographic area

Sales by geographic area are determined based on the customers’ location. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

Results by segment

For the purpose of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the jointly controlled entities as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the “Corporate expenses/elimination” column.

FS-76

								12/31/2022
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	20,588,235	1,700,051	307,999	2,311,754	293,035	2,819,551	(4,063,084)	23,957,541
Foreign market	8,752,776	10,825,080					826,723	20,404,579
Cost of sales and services (note 26)	(23,256,319)	(7,105,424)	(220,491)	(1,507,028)	(287,340)	(1,974,415)	3,297,001	(31,054,016)
Gross profit	6,084,692	5,419,707	87,508	804,726	5,695	845,136	60,640	13,308,104
General and administrative expenses (note 26)	(1,314,352)	(352,152)	(32,976)	(153,294)	(43,786)	(386,230)	(967,147)	(3,249,937)
Other operating (income) expenses, net (note 27)	(777,976)	(449,871)	(14,353)	33,927	39,376	(105,018)	(1,380,707)	(2,654,622)
Equity in results of affiliated companies (note 10)							237,917	237,917
Operating result before Financial Income and Taxes	3,992,364	4,617,684	40,179	685,359	1,285	353,888	(2,049,297)	7,641,462

Sales by geographic area
Asia		9,514,509					826,723	10,341,232
North America	2,018,046							2,018,046
Latin America	382,128							382,128
Europe	6,351,536	1,310,571						7,662,107
Others	1,066							1,066
Foreign market	8,752,776	10,825,080					826,723	20,404,579
Domestic market	20,588,235	1,700,051	307,999	2,311,754	293,035	2,819,551	(4,063,084)	23,957,541
Total	29,341,011	12,525,131	307,999	2,311,754	293,035	2,819,551	(3,236,361)	44,362,120

								12/31/2021
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	21,400,318	3,114,385	311,040	1,839,307	222,785	1,430,150	(5,084,155)	23,233,830
Foreign market	8,691,130	14,929,001					1,058,078	24,678,209
Cost of sales and services (note 26)	(20,081,043)	(7,705,835)	(220,494)	(1,266,112)	(146,349)	(892,900)	4,475,259	(25,837,475)
Gross profit	10,010,405	10,337,551	90,546	573,195	76,436	537,250	449,182	22,074,564
General and administrative expenses (note 26)	(1,158,748)	(351,371)	(33,853)	(135,091)	(32,083)	(190,986)	(1,057,314)	(2,959,446)
Other operating (income) expenses, net (note 27)	(405,018)	(287,744)	(8,290)	58,253	41,337	(63,631)	1,907,433	1,242,340
Equity in results of affiliated companies (note 10)							182,504	182,504
Operating result before Financial Income and Taxes	8,446,639	9,698,436	48,403	496,357	85,690	282,633	1,481,805	20,539,962

Sales by geographic area
Asia		12,627,913					1,058,078	13,685,991
North America	2,275,612							2,275,612
Latin America	355,912							355,912
Europe	6,059,606	2,301,088						8,360,694
Foreign market	8,691,130	14,929,001					1,058,078	24,678,209
Domestic market	21,400,318	3,114,385	311,040	1,839,307	222,785	1,430,150	(5,084,155)	23,233,830
Total	30,091,448	18,043,386	311,040	1,839,307	222,785	1,430,150	(4,026,077)	47,912,039

								12/31/2020
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Net revenue (note 25)	16,602,895	12,683,231	256,371	1,489,647	172,859	858,192	(1,999,175)	30,064,020
Cost of sales and services (note 26)	(14,170,692)	(5,531,763)	(187,860)	(1,094,130)	(128,227)	(647,132)	2,634,903	(19,124,901)
Gross profit	2,432,203	7,151,468	68,511	395,517	44,632	211,060	635,728	10,939,119
General and administrative expenses (note 26)	(922,862)	(179,806)	(21,949)	(114,970)	(30,243)	(88,232)	(1,150,813)	(2,508,875)
Other operating (income) expenses, net (note 27)	(392,061)	(665,881)	(5,420)	52,569	(2,967)	(44,893)	(1,728,909)	(2,787,562)
Equity in results of affiliated companies (note 10)							71,755	71,755
Operating result before Financial Income and Taxes	1,117,280	6,305,781	41,142	333,116	11,422	77,935	(2,172,239)	5,714,437

Sales by geographic area
Asia		7,461,791					1,144,614	8,606,405
North America	922,299							922,299
Latin America	327,900					995		328,895
Europe	3,627,011	3,688,851						7,315,862
Others	4,346							4,346
Foreign market	4,881,556	11,150,642				995	1,144,614	17,177,807
Domestic market	11,721,339	1,532,589	256,371	1,489,647	172,859	857,197	(3,143,789)	12,886,213
Total	16,602,895	12,683,231	256,371	1,489,647	172,859	858,192	(1,999,175)	30,064,020

Accounting Policy

An operating segment is a component of the Group committed to the business activities, from which it can earn revenue and incur expenses, including income and expenses related to transactions with any other components of the Group. All results of operating segments are regularly reviewed by CSN’s Executive Board to make decisions about the resources to be allocated to the segment and to evaluate its performance, and for which different financial information is available.

30.	EMPLOYEE BENEFITS

The pension plans granted cover substantially all employees. The plans are managed by Caixa Beneficente dos Empregados de CSN (“CBS”), a private, non-profit pension fund established in July 1960.

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

The CBS guarantee funds are mainly invested in repo operations (backed by federal government bonds), federal government bonds indexed to inflation, stocks, loans and real estate. As of December 31, 2022 and 2021, CBS held 3,486,252 CSN common shares. The entity’s total guarantee resources totaled R$5.9 billion as of December 31, 2022 (R$5.8 billion as of December 31, 2021). CBS fund managers seek to combine plan assets with long-term benefit obligations to be paid. Pension funds in Brazil are subject to certain restrictions related to their ability to invest in foreign assets and, consequently, these funds invest primarily in securities in Brazil.

Guarantee Funds are considered to be the available and investment assets of the Benefit Plans, not including the amounts of debts contracted with sponsors.

For defined benefit plans, called “35% of Average Salary” and “Supplementary Average Salary Plan”, the Company maintains a financial guarantee with CBS Previdência, the entity that manages the aforementioned plans, in order to maintain the financial and actuarial balance, should any future actuarial loss or actuarial gain occur.

In compliance with current legislation, specific to the pension fund market, for the last 4 years ended (2019, 2020, 2021 and 2022), there was no need to pay installments by CSN, since the benefit plans presented actuarial gains in the year.

In August 2022, CSN Cimentos Brasil S.A. (formerly LafargeHolcim) was acquired and, consequently, Plano Mauá Prev was introduced in the Group.

CSN Cimentos Brasil also sponsors the Mauá Prev Retirement Plan for its employees. This is the plan that LafargeHolcim in Brazil made available to all its employees as of December 1, 2016. Until 2009, Lafarge Brasil S.A. sponsored two plans, a defined contribution plan and a defined benefit plan. On July 1, 2009, the plans were merged, remaining only one variable contribution plan, with the exception of the acquired right of those who had already completed the eligibility of the defined benefit rules. The following tables present a summary of the components of the net defined benefit expense of Mauá Prev recognized in the income statement, as well as the capitalization status and amounts subject to recognition in the balance sheet as at December 31, 2022 and 2021.

30.a)	Description of pension plans

Plan of 35% of the average salary

This plan started on February 1, 1966 and is a defined benefit plan, the purpose of which is to pay retirement benefits (length of service, special, disability or old age) for life, equivalent to 35% of the adjusted average of the last 12 salaries of the participant. The plan also guarantees the payment of sickness benefit to the participant retired by the Official Social Security and also guarantees the payment of savings, death, and monetary assistance. This plan was discontinued on October 31, 1977 when the plan to supplement the average salary came into effect.

Average salary supplementation plan

This plan started on November 1, 1977 and is a defined benefit plan. Its objective is to complement the difference between the corrected average of the last 12 salaries of the participant and the benefit of the Official Social Security for retirements, also for life. As with the 35% plan, there is coverage for sickness benefit, death benefit and pension benefits. This plan was discontinued on December 26, 1995, with the creation of the mixed supplementary benefit plan.

Mixed supplementary benefit plan

Started on December 27, 1995, it is a variable contribution plan. In addition to the programmed retirement benefit, payment of risk benefits (active pension, disability and sickness/accident benefits) is also provided. In this plan, the retirement benefit is calculated based on what has been accumulated by the monthly contributions of the participants and the sponsors, as well as the option of each participant in the form of receiving the same, which can be for life (with or without continuity of pension for death) or by a percentage applied to the balance of the benefit-generating fund (loss for an indefinite period). After retirement, the plan will have the characteristic of a defined benefit plan, if the participant has opted to receive his benefit in the form of lifetime monthly income. This plan was discontinued on September 16, 2013, when the CBS Prev plan came into effect.

CBS Prev Plan

On September 16, 2013, the new CBS Prev pension plan began, which is a defined contribution plan. In this plan, the retirement benefit is determined based on what has been accumulated by the monthly contributions of participants and sponsors. The option of each participant to receive it can be: (a) receive part in cash (up to 25%) and the remaining balance through monthly income for a percentage applied to the benefit-generating fund, not being applicable to death pension benefits, (b) receive only monthly income for a percentage applied to the benefit-generating fund.

With the creation of the CBS Prev Plan, the Mixed Supplementary Benefit Plan was discontinued for the entry of new participants as of September 16, 2013.

Mauá Prev Plan

The Mauá Prev plan is offered by CSN Cimentos Brasil S.A. (formerly LafargeHolcim) acquired in 2022, and sponsors the Mauá Prev Retirement Plan, for its employees. This is the plan that LafargeHolcim in Brazil made available to all its employees as of December 1, 2016. Until 2009, Lafarge Brasil S.A. sponsored two plans, a defined contribution plan and a defined benefit plan. On July 1, 2009, the plans were merged, remaining only one variable contribution plan, with the exception of the acquired right of those who had already completed the eligibility of the defined benefit rules. Additionally, the Company has recorded in a collective agreement in some of its plants commitments related to the bonus, due on the occasion of the retirement of the employee by the Social Security. The following tables present the commitments related to this bonus, as well as the capitalization status and the amounts subject to recognition in the balance sheet

30.b)	Investment policy

The investment policy establishes the principles and guidelines that should govern the investments of resources entrusted to the entity, with the objective of promoting the security, liquidity and profitability necessary to ensure the balance between the plan's assets and liabilities, based on the ALM (Asset Liability Management) study, which considers the benefits of the participants and beneficiaries of each plan.

The investment plan is reviewed annually and approved by the Deliberative Council, considering a 5-year horizon, as established in CGPC resolution No. 7 of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 4,661/18, published by the National Monetary Council (“CMN”).

30.c)	Employee benefits

The actuarial calculations are updated at the end of each year, by external actuaries and presented in the financial statements in accordance with IAS 19 – Employee benefits.

				Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(35,477)	(59,111)
Post-employment healthcare benefits			537,290	584,288
	(35,477)	(59,111)	537,290	584,288

The reconciliation of assets and liabilities of employee benefits is presented below:

			Consolidated
	12/31/2022	12/31/2021	12/31/2020
Present value of defined benefit obligation	3,110,848	3,151,609	3,645,822
Fair value of plan assets	(3,572,869)	(3,584,244)	(3,766,194)
Surplus	(462,021)	(432,635)	(120,372)
Restriction to actuarial assets due to recovery limitation	426,544	373,524	186,099
Liabilities (Assets), net	(35,477)	(59,111)	65,727

The change in the present value of the defined benefit obligation is shown below:

			Consolidated
	12/31/2022	12/31/2021	12/31/2020
Present value of obligations at the beginning of the year	3,151,609	3,645,822	3,581,460
Consolidation of CSN Cimentos Brasil	67,640
Cost of service	1,225	1,253	968
Interest cost	324,041	231,009	236,551
Participant contributions made in the year	1,382	1,398	1,998
Benefits paid	(310,471)	(283,393)	(278,960)
Actuarial loss/(gain)	(124,578)	(444,480)	103,805
Present value of obligations at the end of the year	3,110,848	3,151,609	3,645,822

The change in the fair value of the plan’s assets is shown below:

			Consolidated
	12/31/2022	12/31/2021	12/31/2020
Fair value of plan assets at the beginning of the year	(3,584,244)	(3,766,193)	(3,894,488)
Consolidation of CSN Cimentos Brasil	(63,292)
Interest income	(369,488)	(238,534)	(257,946)
Benefits Paid	310,471	283,393	278,960
Participant contributions made in the year	(1,382)	(1,398)	(1,998)
Employer contributions made in the year	(144)
Return on plan assets (less interest income)	135,210	138,488	109,279
Fair value of plan assets at the end of the year	(3,572,869)	(3,584,244)	(3,766,193)

The composition of the amounts recognized in the income statement is shown below:

			Consolidated
	12/31/2022	12/31/2021	12/31/2020
Cost of current service	1,225	1,253	968
Interest cost	324,041	231,009	236,551
Expected return on plan assets	(369,488)	(238,534)	(257,946)
Interest on the asset ceiling effect	39,416	11,985	21,737
Total costs / (income), net	(4,806)	5,713	1,310

The (cost)/income is recognized in the income statement in other operating expenses.

The movement of actuarial gains and losses is shown below:

			Consolidated
	12/31/2022	12/31/2021	12/31/2020
Actuarial losses and (gains)	(124,578)	(444,480)	103,805
Return on plan assets (less interest income)	135,210	138,488	109,279
Change in the asset’s limit (excluding interest income)	13,604	175,440	(154,741)
Total cost of actuarial losses and (gains)	24,236	(130,552)	58,343

The breakdown of actuarial gains and losses is shown below:

			Consolidated
	12/31/2022	12/31/2021	12/31/2020
Loss due to change in demographic assumptions			67,930
Loss due to change in financial assumptions	(204,485)	(647,564)	(30,454)
Loss due to experience adjustments	79,907	203,084	66,329
Return on plan assets (less interest income)	135,210	138,489	109,279
Change in the asset’s limit (excluding interest income)	13,604	175,440	(154,741)
Actuarial losses and (gains)	24,236	(130,551)	58,343

The main actuarial assumptions used were as follows:

	12/31/2022	12/31/2021
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Nominal discount rate	Plan 35%: 6.10% Supplementation : 6.10% Mauá Prev: 6.10%	Millennium Plan: 6,95% Plan 35%: 6,24% Supplementation: 6,44%
Inflation rate	5.31%	5.03%
Nominal salary increase rate	1.00%	6.08%
Nominal benefit increase rate	5.31%	5.03%
Rate of return on investments	Millennium Plan: 6.14% Plan 35%: 6.10% Supplementation : 6.10% Mauá Prev: 6.10%	Millennium Plan: 10.71% Plan 35%: 10.53% Supplementation : 10.54%
General mortality table	Millennium Plan: AT-2012 segregated by gender Plans 35% : AT-2000 Male, aggravated by 15% Supplementation: AT-2000 segregated by gender, aggravated by 10% Mauá Prev: AT-2000 segregated by gender	Millennium Plan: AT-2012 segregated by gender Plans 35% : AT-2000 Male, aggravated by 15% Supplementation: AT-2000 segregated by gender, aggravated by 10%
Disability table	Supplementation: Not applied Millennium Plan: Prudential (Ferr Apos) unaggravated by 10% Mauá Prev: Mercer Disability	Supplementation: Not applied Millennium Plan: Prudential - 10%
Disability mortality table	Millennium Plan: AT 71 Plans 35%: MI-2006 - 10% M&F Supplementation: Winklevoss - 10% Mauá Prev: IAPB-57	Millennium Plan: AT 71 Plans 35%: MI-2006 - 10% M&F Supplementation: Winklevoss - 10%
Turnover table	Millennium Plan 5% per year Null for 35% Plans and Supplementation Maua Prev: up to 10 minimum wages 20%, up to 20 minimum wages 15% and above 20 minimum wages 10%	Millennium Plan 5% per year Null for 35% Plans and Supplementation
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions regarding the mortality table are based on published statistics and mortality tables. These tables translate into an average life expectancy in years for employees aged 65 and 40:

	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)		Plan ACT - Mauá Prev
Longevity at age of 65 for current participants	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022
Male	18.38	18.38	18.75	18.75	21.47	21.47	22.17
Female	18.38	18.38	21.41	21.41	23.34	23.34	19.55

Longevity at age of 40 for current participants
Male	40.15	40.15	40.60	40.60	44.07	44.07	40.15
Female	40.15	40.15	44.41	44.41	46.28	46.28	45.30

Allocation of plan assets:

		12/31/2022		12/31/2021		12/31/2020
Variable income	193,948	5.43%	195,032	5.44%	54,285	1.44%
Fixed income	3,106,206	86.94%	3,127,736	87.26%	3,438,735	91.31%
Real estate	207,223	5.80%	190,474	5.31%	182,145	4.84%
Others	65,492	1.83%	71,001	1.98%	91,028	2.42%
Total	3,572,869	100.00%	3,584,243	100.00%	3,766,193	100.00%

The assets invested in variable income are mainly invested in CSN shares.

Fixed income assets are mainly composed of debentures, Interbank Deposit Certificates ("CDI") and National Treasury Bills (“NTN-B”).

Real estate refers to buildings valued by a specialized asset appraisal company. There are no assets in use by CSN and its subsidiaries.

For the pension plan, the expense in 2022 was R$1,616 (R$2,032 as of December 31, 2021).

30.d)	Expected contributions

There are no expected contributions that will be paid to the defined benefit plans 35% and Supplementation in 2023.

For the mixed supplementary benefit plan, the expected contributions in the amount of R$19,295 will be paid in 2023 for the defined contribution portion and R$1,366 for the defined benefit portion (risk benefits).

30.e)	Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions, for the pension plans as of December 31, 2022 is shown below:

	Consolidated Effect of Plans
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	(13,628)	14,646
Effect on present value of obligations	(116,302)	124,915

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	116	(108)
Effect on present value of obligations	1,148	(1,081)

Assumption: Benefit adjustment
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	1,728	(1,728)
Effect on present value of obligations	14,713	(14,713)

Assumption: Mortality table
Sensitivity level	+1 ano	- 1 ano
Effect on current service cost and on interest on actuarial obligations	8,572	(8,681)
Effect on present value of obligations	72,993	(73,913)

Following are the expected benefits for future years for defined benefit plans:

Forecast payments	2022
Year 1	331,781
Year 2	309,844
Year 3	301,196
Year 4	293,367
Year 5	284,533
Next 5 years	1,286,222
Total forecast payments	2,806,943

30.f)	Post-Employment Health Plan

It refers to the health plan created on December 1, 1996, exclusively to cover former retired employees, pensioners, amnesties, ex-combatants, widows of labor accident victims and retirees until March 20, 1997 and their respective legal dependents. Since then, the health plan has not allowed the inclusion of new beneficiaries. The Plan is sponsored by CSN.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2022	12/31/2021	12/31/2020
Present value of obligations	537,290	584,288	678,880
Liabilities	537,290	584,288	678,880

The reconciliation of health benefit liabilities is as follows:

	12/31/2022	12/31/2021	12/31/2020
Actuarial liability at the beginning of the year	584,288	678,880	892,396
Expenses recognized in income for the year	57,926	42,355	57,731
Sponsor’s contributions transferred in prior year	(62,213)	(73,324)	(81,340)
Recognition of actuarial loss/(gain)	(42,711)	(63,623)	(189,907)
Actuarial liability at the end of the year	537,290	584,288	678,880

The actuarial gains and losses recognized in equity are as follows:

	12/31/2022	12/31/2021	12/31/2020
Actuarial gain (loss) on obligation	(42,711)	(63,623)	(189,907)
Gain/(loss) recognized in shareholders' equity	(42,711)	(63,623)	(189,907)

Below is the weighted average life expectancy based on the mortality table used to determined actuarial obligations:

	12/31/2022	12/31/2021	12/31/2020
Longevity at age of 65 for current participants
Male	20.24	20.24	20.24
Female	20.24	20.24	20.24

Longevity at age of 40 for current participants
Male	42.74	42.74	42.74
Female	42.74	42.74	42.74

The actuarial assumptions used to calculate post-employment health benefits were:

	12/31/2022	12/31/2021
Biometric and Demographic
General mortality table	AT 2000 segregated by gender 20%	AT 2000 segregated by gender 20%
Financial
Actuarial nominal discount rate	6.10%	10.55%
Inflation	5.31%	5.03%
Real increase in medical costs based on age (Aging Factor)	0,5% - 3,00% real a.a.	0,5% - 3,00% real a.a.
Nominal increase medical costs growth rate	4.10%	4.10%
Average medical cost (Claim cost)	1,084.14	1,011.42

30.g)	Sensitivity analysis

The quantitative sensitivity analysis for significant assumptions for the post-employment health plans as of December 31, 2022 is as follows:

		12/31/2022
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	489	(529)
Effect on present value of obligations	(17,379)	18,672

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	4,923	(4,334)
Effect on present value of obligations	41,959	(36,932)

		Assumption: Mortality Table
Sensitivity level	+1 ano	- 1 ano
Effect on current service cost and on interest on actuarial obligations	3,755	(3,556)
Effect on present value of obligations	32,004	(30,305)

Following are the expected benefits for future years of the post-employment health plans:

Forecast benefit payments	12/31/2022
Year 1	67,596
Year 2	64,264
Year 3	60,913
Year 4	57,523
Year 5	54,116
Next 5 years	220,269
Total forecast payments	524,681

Accounting Policy

Long-term employee benefits

A defined contribution plan is a post-employment benefit plan under which the Company pays contributions to CBS, obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the income statement during the periods during which services are provided by employees. In this modality, the Company will have no legal or constructive obligation to pay additional amounts, as the risks fall on employees.

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

When the calculation results in a benefit to the Company, the asset to be recognized is limited to the total amount of any past unrecognized service costs and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future plan contributions. Actuarial gains and losses resulting from defined benefit plans are recognized immediately in other comprehensive income. In the event of extinction of the plan, the accumulated actuarial gains and losses are recorded in income.

Short-term employee benefits

Payments of benefits such as salary or vacation, as well as the respective labor charges on these benefits are recognized monthly in the income statement, respecting the accrual basis.

Employees’ profit sharing and executives’ variable remuneration are linked to the achievement of operational and financial goals. The Company recognizes a liability and an expense substantially when these goals are achieved by allocating them to the cost of production or operating expenses.

31.    COMMITMENTS

31.a)	Take-or-pay contracts

As of December 31, 2022 and 2021, the Company was a party to take-or-pay contracts as shown in the following table:

	Payments in the period
Type of service	2021	2022	2023	2024	2025	After 2025	Total

Transportation of iron ore, coal, coke, steel products, cement and mining products.	1,351,564	1,568,658	1,621,040	1,645,983	1,658,897	1,306,279	6,232,199
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets.	1,546,308	2,191,442	1,618,085	1,423,546	330,600	740,584	4,112,815
Processing of slag generated during pig iron and steel production.	73,983	84,140	54,163	8,024			62,187
Manufacturing, repair, recovery and production of ingot casting machine units.	3,499
Oil Storage and Handling	2,489	2,567	2,893	723			3,616
Labor and consultancy services	33,375	33,300	33,712	33,712	26,089	130,443	223,956
	3,011,218	3,880,107	3,329,893	3,111,988	2,015,586	2,177,306	10,634,773

31.b)	Projects and other commitments

• Transnordestina project

The Transnordestina project which corresponds to rail network II of the Northeast Railway System, includes building 1,753 km of new, next-generation, wide-gauge tracks. The project posts an evolution of 48% progress which was expected to completion for 2017, completion period currently under discussion with the responsible agencies.

After extensive negotiations involving ANTT, TCU and the then Ministry of Infrastructure, on December 23, 2022, the first amendment to the Concession Agreement was signed, which redefined the scope and deadlines for completion of the TLSA sections, notably to provide for the return of the section Salgueiro-Porto de Suape (SPS), which results in a project with the current 1,206 km of rail network and completion deadline up to December 2029. This act also ended the discussion of the administrative procedure for expiry recommendation, which was being processed by the National Ground Transportation Agency (“ANTT”).

The Company expects that the investments will allow Transnordestina Logística S.A. (“TLSA”), the concessionaire that owns the Transnordestina Project, to transport various products, such as soybeans, corn, iron ore, limestone, cotton, sugar cane, fertilizers, oil and fuels. The concession period ends in 2057 and may be terminated before that period if the concessionaire reaches the minimum return agreed with the Government. TLSA has obtained the environmental authorizations required and implementation is advanced, “Phase I” has been concluded in the stretch from the state of Piauí to the city of São Miguel do Fidalgo and the superstructure and infrastructure works in the stretch from the state of Ceará are in progress.

• FTL – Ferrovia Transnordestina Logística S.A. (Operational network)

In relation to Malha I, operated by FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), in July 2022, the Company filed the request for an Early Extension of the concession contract for additional 30 years, which is based on compliance with legal requirements and the goals established by ANTT regarding production volume and safety. Thus, despite the existence of an administrative procedure by ANTT which, in 2013, resulted in the recommendation of expiry of the concession contract, there was a decision issued on 12/13/2022 by the Court of Auditors - TCU, Judgment 2769/2022, which determined that ANTT and Ministry of Infrastructure, subject to their respective competences, adopt measures with a view to the definitive solution of the Concession Contract for the network granted to FTL. Therefore, in view of the positive environment of negotiations for the concession contract, as well as the growth of FTL, with the achievement of production records and Ebitda, the company considers the Early Extension of the concession contract probable in order to definitively resolve the aforementioned contractual issues.

32.	INSURANCE

In order to adequately mitigate risks and in view of the nature of its operations, the Company contracts several different types of insurance policy. The policies are taken out in line with the Risk Management policy and are similar to the insurance taken out by other companies in the same industry in which CSN and its subsidiaries operate. The coverages of these policies include: National Transport, International Transport, Life and Personal Accident Insurance, Health, Vehicle Fleet, D&O (Administrators Liability Insurance), General Civil Liability, Engineering Risks, Export Credit, Insurance Warranty and Civil Liability Port Operator.

The Company's insurance is contracted together with the insurance of its subsidiaries, but there is no joint or subsidiary responsibility between the Company and companies of its economic group with CSN Mineração.

In 2022, after negotiations with insurers and reinsurers in Brazil and abroad, an Operational Risk Insurance Policy for Property Damage and Business Interruption was issued, effective from July 1, 2022, to June 30, 2023. Under the policy, the Maximum Indemnity Limit is US$600 million for the locations with Company activities combined for Property Damage and Loss of Profits. Under the policy, the Company assumes a deductible of US$385 million for property damage and 45 days for loss of profits. The policy’s maximum indemnity limit is shared with other insured establishments.

The risk assumptions adopted, in view of their nature, are not part of the scope of the audit of these financial statements, and consequently, they have not been audited by our independent auditors.

33.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information about transactions related to the statement of cash flows:

			Consolidated
	12/31/2022	12/31/2021	12/31/2020
Income tax and social contribution paid	3,100,349	3,062,047	542,877
Addition to PP&E with interest capitalization (notes 11 and 28)	135,242	87,414	92,506
Remeasurement and addition – Right of use (note 11 i)	125,946	171,215	109,993
Addition to PP&E without adding cash	60,329	69,788	30,345
Capitalization in subsidiaries without cash	367,000		104,809
Addition to investment property without cash effect			61,597
Net additional cash	3,788,866	3,390,464	942,127

34.	SUBSEQUENT EVENTS

•	Advances from customers

On January 16, 2023, the subsidiary CSN Mineração concluded the negotiations for a long-term iron ore supply contract entered into with an international trading company. The transaction involves a cash advance in the amount of US$500 million referring to a contract for the supply of approximately 13 million tons of iron ore, to be executed within a period of four years, whose advance receipt will occur when certain conditions precedent, usual for this type of transaction, are fulfilled.

•	Decision handed down by the Federal Supreme Court (STF) on res judicata in tax matter

On February 8, 2023, the Federal Supreme Court (STF) concluded the judgment of Matters 881 and 885, in the sense that a final individual decision on taxes collected on a continuous basis loses its effects from a decision of the Court contrary to that of the STF, handed down in notice of claim of unconstitutionality or binding effects. Based on the position of the STF and official Memorandum 1/2023, issued by the Brazilian Securities and Exchange Commission (CVM), the company and the external legal advisors assessed the issue and the impacts on its contingencies and based on the advisors' information, informs that at this time no claims have been identified that could have an impact on its financial statements.

•	Pre-Payment Export Financing Agreement

On March 30, 2023, the subsidiary CSN Mineração, entered into a Pre-Payment Export Financing Agreement, totaling up to US$ 1.4 billion and a final term of 12 years, with up to US$ 980 million to be granted by Japan Bank, and up to US$ 420 million to be granted by a syndicate of banks formed by BNP Paribas, Citibank, Crédit Agricole Corporate & Investment Bank, JP Morgam Chase Bank, Sumitomo Mitsui Trust Bank/NY and Sumitomo Mitsui Banking Corporation, secured by Nippon Export and Investment Insurance (“NEXI”). This operation aims to support CSN Mineração in its project to build a new pellet feed plant (P15) in the Casa de Pedra mine, aiming to ensure the supply of high-quality iron ore to its customers, helping in their decarbonization strategies for the steel sector.

