Form 20-F/A
period 2022-12-31
NATIONAL STEEL CO
filed 2024-04-26
CIK 1049659

As filed with the Securities and Exchange Commission on April 25, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________________________________

FORM 20-F/A

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

Antonio Marco Campos Rabello, Chief Financial and Investor Relations Officer
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

_____________

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

☐ Yes ☑ No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

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

☐ Yes ☑ No

EXPLANATORY NOTE

This amendment (“Amendment”) to National Steel Company’s (Companhia Siderúrgica Nacional – CSN) annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) hereby amends and restates Item 4 and Item 19 of the 2022 Form 20-F, initially filed on April 27, 2023. This Amendment is prepared for the purpose of providing clarifying information and certain updates to the mining disclosure set forth in the 2022 Form 20-F in response to comments received from the staff of the U.S. Securities and Exchange Commission in connection with its review of the 2022 Form 20-F.

This Amendment does not reflect events occurring after the filing of the 2022 Form 20-F and does not modify, update or restate any other information in the 2022 Form 20-F in any way other than as required to reflect the amendments discussed above.

PART II

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

Diverse product portfolio and product mix. We have a diversified flat steel product mix that includes hot-rolled, cold-rolled, galvanized and tin mill products, in order to meet a wide range of customer needs across all steel-consuming industries. We focus on selling high-margin products, including tin-coated, pre-painted, Galvalume® and galvanized products. Galvalume® is a registered trademark owned by BIEC International Inc. or its affiliates. Our galvanized products provide material for exposed auto parts, using hot-dip galvanized steel and laser-welded blanks. Our CSN Paraná branch provides us with additional capacity to produce high-quality galvanized, Galvalume® and pre-painted steel products for the construction and home appliance industries. In addition, our distribution subsidiary, Prada, provides a strong sales channel in the domestic market, enabling us to meet demand from smaller customers and to establish an important presence in this market.

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

Our Mining Segment

Following is an overview of our material mining properties:

Material Mining Properties

Name of mining operation	Location of the mining operation	Type and amount of ownership interest (%)	Operator	Surface (Ha)	Stage of the mining operation	Permits	Key condition of permit	Type of mine/material	Beneficiation plant and other installations
Casa de Pedra	Congonhas, MG	79.75	CSN Mineração	2,516	Production	Yes	EIA(1) and others	Open Pit / Iron Ore	Mining facilities and Pires
Engenho	Congonhas, MG	79.75	CSN Mineração	344	Production	Yes	EIA(1) and others	Open Pit / Iron Ore	Mining facilities and Pires

_____________

(1)	Environmental Impact Assessment – EIA. Permits or licenses have been obtained, are being renewed or are being processed in accordance with current regulations.

Following is an overview of our non-material mining properties:

Non-material Mining Properties

Name of mining operation	Location of the mining operation	Type and amount of ownership interest (%)	Operator	Surface (Ha)	Stage of the mining operation	Permits	Key condition of permit	Type of mine/ material	Beneficiation plant and other installations
Bocaina	Arcos, MG	100	CSN Cimentos Brasil	342.9	Production	Yes	(2)	Open Pit / Limestone, Dolomite	Bocaina Mining Facilities and Tin (ERSA)
Pitimbu	Alhandra, PB	100	CSN Cimentos Brasil	746.7	Production	Yes	(2)	Open Pit / Limestone, Clay, Sand	Pitimbu Mining Facilities
Capoeira Grande	Barroso, MG	100	CSN Cimentos Brasil	93.4	Production	Yes	(2)	Open Pit / Limestone	Capoeira Grande Mining Facilities
Mata do Ribeirão	Barroso, MG	100	CSN Cimentos Brasil	129.7	Production	Yes	(2)	Open Pit / Limestone	Mata do Ribeirão Mining Facilities
Fazenda Campinho	Pedro Leopoldo, MG	100	CSN Cimentos Brasil	661.4	Production	Yes	(2)	Open Pit / Limestone	Fazenda Campinho Mining Facilities
Boa Vista	Montes Claros, MG	100	CSN Cimentos Brasil	432.9	Production	Yes	(2)	Open Pit / Limestone	Boa Vista Mining Facilities
Saudade	Cantagalo, RJ	100	CSN Cimentos Brasil	514.6	Production	Yes	(2)	Open Pit / Limestone	Saudade Mining Facilities
Miramar	Caaporã, PB	100	CSN Cimentos Brasil	983.7	Production	Yes	(2)	Open Pit / Limestone	Miramar Mining Facilities
Fernandinho	Itabirito, MG	79.75	Minerios Nacional	147.0	Deactivated	Yes	-	Open Pit / Iron Ore	-

_____________

(1)	The key permissions to guarantee the respective reserves are: mineral concessions; environmental licenses; and rights to use the property.

The following tables set forth each individual property’s production information:

Material Mining Properties

Name of mining operation	Location of the mining operation	Beneficiation plant and other installations	Aggregate production 2020 (*1000)	Aggregate production 2021 (*1000)	Aggregate production 2022 (*1000)
Casa de Pedra	Congonhas, MG	Mining facilities and Pires	25,680	26,790	23,725
Engenho	Congonhas, MG	Mining facilities and Pires	2,200	5,566	7,024

Non-material Mining Properties

Name of mining operation	Location of the mining operation	Beneficiation plant and other installations	Aggregate production 2020 (tons.)	Aggregate production 2021 (tons.)	Aggregate production 2022 (tons.)
Bocaina	Arcos, MG	Bocaina Mine and Tin (ERSA)	2,280,760	1,823,878	2,315,465
Pitimbu	Alhandra, PB	Pitimbu Mine	1,734,110	1,762,657	1,417,962
Capoeira Grande	Barroso, MG	Capoeira Grande Mine	294,002	281,095	329,795
Mata do Ribeirão	Barroso, MG	Mata do Ribeirão Mine	1,323,850	1,397,347	1,772,303
Fazenda Campinho	Pedro Leopoldo, MG	Fazenda Campinho Mine	1,168,741	1,518,200	1,238,936
Boa Vista	Montes Claros, MG	Boa Vista Mine	864,201	906,417	1,004,218
Saudade	Cantagalo, RJ	Saudade Mine	934,103	1,037,009	986,374
Miramar	Caaporã, PB	Miramar Mine	1,376,697	1,677,637	1,833,328
Fernandinho	Itabirito, MG	Fernandinho Mine	-	-	-

Iron Ore Mining Properties

Our iron ore business is conducted by our subsidiary CSN Mineração in the state of Minas Gerais, within the area called the Iron Quadrangle. Casa de Pedra mine, Engenho mine and Fernandinho mine are our open pit mines. Casa de Pedra mine and Engenho mine belong to the same mining complex and run their own transportation and shipping capabilities. The mining complex comprises the Casa de Pedra Central Plant and the Pires Benefitiation Plant. Fernandinho mine, which is currently deactivated, is located on the North side and, when it was active until 2015, it also ran its own transportation and shipping capabilities.

To complement its iron ore mining properties, CSN Mineração runs the Itaguaí Port, located in the municipality of Itaguaí, state of Rio de Janeiro, and the Presidente Vargas Steel Plant, in the municipality of Volta Redonda, also in the state of Rio de Janeiro.

The following map presents an overview of our iron ore operations:

Our iron ore properties comprise Casa de Pedra and Engenho (both material properties) and Fernandinho (non-material property), as further described below:

Casa de Pedra Mine – Congonhas, MG

Casa de Pedra mine is our main iron ore mine. It is located in the municipality of Congonhas, 80 km to the South of Belo Horizonte, the capital of the state of Minas Gerais. Its mining concession has no expiration date and covers 2,516 hectares. Casa de Pedra is in full production stage.

Casa de Pedra mine has all the necessary permits for current operations, and the authorization process related to its planned production expansion is running according to schedule. Related facilities, such as waste piles and tailings dams, also comply with applicable legislation.

Casa de Pedra mine is an open pit operation with high grade hematite ore type (iron grade of approximately 64%) mixed with a minor amount of Itabirite ore type (iron grade of approximately 30-60%). Mine occurrences are represented by banded iron formations, varying from low grade (~Fe@30%) to medium/high grade types (~Fe@60%), and supergenous/hypogenous hematite (Fe@64%), all varying from fresh to hard material types. Some types of mineralized covers are also mixed to feed the plant. The geology framework is complex as a consequence of innumerous geological events that created an integrate grade variability scenario. For this reason, mapping and drilling are always reinforced and are one of the work priorities at Casa de Pedra.

The Central Plant is fed with natural high grade run of mine, and the beneficiation process comprises crushing, screening, and flotation. The Central Plant generates lump ore, sinter feed and pellet feed. The Pires beneficiation plant is fed with low to medium grade in a dry beneficiation process.

All products from Casa de Pedra are transported by MRS’s railroad, which transports iron ore to the Itaguaí maritime terminal in the state of Rio de Janeiro.

Engenho Mine – Congonhas, MG

Engenho mine covers 344 hectares and has been integrated in the Casa de Pedra mining complex since 2012. Engenho mine production is constantly mixed with Casa de Pedra mine production, following the same process route.

The following map sets forth a detailed illustration of Casa de Pedra mine and Engenho mine locations:

Fernandinho Mine – Itabirito, MG

Fernandinho mine covers 147 hectares and has been integrated in the Casa de Pedra mining complex since 2012. Fernandinho mine’s operations were deactivated in 2015 as part of an internal strategic decision. In the future, additional geological, drilling and resource studies and estimations will be performed in order to update mineral resources conversion to mineral reserves.

The following map sets forth a detailed illustration of Fernandinho mine and its related facilities:

In addition to the mining properties detailed above, CSN Mineração conducts initial exploration activities in the surrounding areas of our mining operations.

The following chart sets forth a summary of our iron ore resources and reserves, updated to December 31, 2022, considering our ownership interest in each property:

	Measured mineral resources		Indicated mineral resources		Measured + Indicated mineral resources		Inferred mineral resources
	Amount	Grades/ Qualities	Amount	Grades/ Qualities	Amount	Grades/ Qualities	Amount	Grades/ Qualities

	(Million tonnes)	(% Fe)	(Million tonnes)	(% Fe)	(Million tonnes)	(% Fe)	(Million tonnes)	(% Fe)
Iron ore:
Casa de Pedra Mine	166	39.8	1,166	37.6	1,332	38.1	1,364	37.1
Engenho Mine	178	40.2	44	46.9	222	41.6	11	43.5
Fernandinho Mine	42	39.8	49	39.2	92	39.5	50	38.6

_____________

Updated December/2022.

	Proven mineral reserves		Probable mineral reserves		Total mineral reserves
	Amount	Grades/ Qualities	Amount	Grades/ Qualities	Amount	Grades/ Qualities

	(Million tonnes)	(% Fe)	(Million tonnes)	(% Fe)	(Million tonnes)	(% Fe)
Iron ore:
Casa de Pedra Mine	305	43.4	1,150	40.6	1,455	41.2
Engenho Mine	154	39.8	25	46.3	179.0	40.7

_____________

*CSN considers an average price of US$95 per ton for the economic analysis.

Updated December/2022

Casa de Pedra mine and Engenho mine are mill feed material (Run of Mine – ROM) and the point of reference for the mineral reserves is ore delivered to the processing facility.

The following tables set forth Casa de Pedra mine and Engenho mine reserves pit optimization parameters:

_____________

Notes:

Metallurgical recovery or mass recovery for PC/OS = 82.40%

Metallurgical recovery or mass recovery for P15 = 43.80%

Overall metallurgical recovery or mass recovery = 52.60%

Cut-off grade: 22.40%

Cement Mining Properties

The following maps present the location of each non-material cement mining property set forth below:

Bocaina Mine – Arcos, MG:

Pitimbu – Alhandra, PB:

Mata do Ribeirão and Capoeira Grande – Barroso, MG:

Fazenda Campinho – Pedro Leopoldo, MG:

Boa Vista – Montes Claros, MG:

Saudade – Cantagalo, RJ:

Miramar – Caaporã, PB:

Each property includes a mine: (i) Elizabeth Plant – Pitimbu Mine; (ii) Barroso Plant – Capoeira Grande Mine and Mata do Ribeirão Mine; (iii) Pedro Leopoldo Plant – Pedro Leopoldo Mine (Fazenda Campinho); (iv) Cantagalo Plant – Cantagalo (Saudade Mine); (v) Caaporã Plant – Caaporã (Miramar Mine); (vi) Montes Claros Plant – Mining complex of Montes Claros; and (vii) Arcos – Bocaina Mine.

Each cement mining property is owned 100% by us and holds the respective mining and property rights.

Each of these properties is operational. The key permissions to guarantee the respective reserves are: mineral concessions; environmental licenses; and rights to use the property. Each of the property’s mining types and mineralization styles, as well as respective processing plants and other available facilities, are set forth in the tables above under the heading “Non-material Mining Properties.”

The following tables set forth the mineral reserves and mineral resources for each cement property containing measured and indicated resources informed separately and useful life information calculated only for reserves. With respect to quality, the guidelines employed provide for a minimum CaO content of 45% for all cement mines. CSN does not report inferred resources for its non-material cement mines because they are resources of low geological knowledge, CSN considers that inferred resources provide little practical value for asset valuation and CSN is not required to report inferred resources to the Brazilian mining authority. CSN considers the following measured and indicated proven reserves, resources and mine life, in each case as of December 31, 2022:

24

The following tables set forth the pit optimization parameters for our non-material properties:

	Alhandra	Arcos	Barroso	Caaporã	Cantagalo	Montes Claros	Pedro Leopoldo
Diesel/Gasoline	3,783	11,692	5,276	2,841	2,084	1,842	1,968
Electrical Energy Variable	453	2,920	1,930	679	332	416	1,008
Wear Parts	-	-	344	4	73	98	226
Production and Distribution Material	2,450	3,546	2,036	1,743	788	999	1,536
Outsourced Activities	-	-	3,910	2,574	515	2,509	1,090
Mining Concessions and Royalties	-	-	1,218	773	461	452	420
Variable Cash Cost	6,687	18,158	14,714	8,614	4,253	6,316	6,249
Electrical Energy Fixed	-	-	429	221	93	99	361
Labor Expenses Own	4,049	14,747	7,080	4,781	3,372	3,521	3,221
Third Party Services	1,247	22,365	4,206	1,076	297	507	1,822
Maintenance Material	1,541	2,503	2,748	837	372	321	1,813
Other Cost	165	5,055	2,827	331	53	101	213
Fixed Cash Cost	7,002	44,668	12,971	4,541	3,292	3,197	6,161
Cash Cost	13,689	62,826	27,684	13,155	7,544	9,514	12,410
Depreciation and Amortization	387	30,452	22,383	6,710	4,243	1,257	2,590
Cost of Goods Sold	14,076	93,278	50,068	19,934	11,787	10,770	15,049
Price*	~10%	~10%	~10%	~10%	~10%	~10%	~10%

_____________

*With respect to price parameters, we assume a margin of 10% over total cost of goods sold, since we do not conduct direct sales. With respect to commodity price, pricing dynamics for cement are a function of local supply and demand and are not, like other commodities such as steel and iron ore, pegged to an index or to global commodity prices. In addition, cement prices take into account the costs of cement plants, which may vary by plant and by company.

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

Current CFEM rates vary between 1% and 3.5%, as follows:

•	1%: rocks, sand, gravel, clay and other minerals used in civil construction; ornamental rocks and mineral and thermal water;
•	1.5%: gold;
•	2%: diamond and other minerals;
•	3%: bauxite, manganese, niobium and rock salt; and
•	3.5%: iron ore.

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

Description		Activity	Country	State	City	Title
CSN	Presidente Vargas Steelworks	Steel Mill	Brazil	Rio de Janeiro	Volta Redonda	Owned
CSN	CSN Paraná	Galvanized and Pre-Painted Products	Brazil	Paraná	Araucária	Owned

Description		Activity	Country	State	City	Title
CSN	CSN Porto Real	Galvanized Steel Producer	Brazil	Rio de Janeiro	Porto Real	Owned
CSN	Service Center	Distributor	Brazil	São Paulo	Mogi das Cruzes	Owned
CSN	Service Center	Distributor	Brazil	Bahia	Camaçari	Owned
CSN	Thermoelectric Plant	Energy	Brazil	Rio de Janeiro	Volta Redonda	Owned
CSN	Long Steel Plant	Long steel Manufacturer	Brazil	Rio de Janeiro	Volta Redonda	Owned
CSN	Distribution Center	Distributor	Brazil	Rio Grande do Sul	Canoas	Third Parties
CSN	Steel Distribution Center	Distributor	Brazil	Minas Gerais	Contagem	Third Parties
CSN	Distribution Center	Steel Distributor	Brazil	Rio Grande do Sul	Caxias do Sul	Third Parties
CSN	Distribution Center	Steel	Brazil	São Paulo	Jacareí	Third Parties
CSN	Distribution Center	Steel Distributor	Brazil	Bahia	Camaçari	Third Parties
CSN	Distribution Center	Steel Distributor	Brazil	Santa Catarina	Joinville	Third Parties
CSN	Distribution Center	Distributor	Brazil	São Paulo	Vargem G. Paulista	Third Parties
CSN	Office	Office	Brazil	São Paulo	São Paulo	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	Mogi das Cruzes	Owned
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Minas Gerais	Uberlândia	Owned
CSN Cimentos	Arcos Mine	Limestone Mine	Brazil	Minas Gerais	Arcos	Owned
CSN Cimentos	Clinker and Cement Plant	Cement Manufacturer	Brazil	Minas Gerais	Arcos	Owned
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	Mauá	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	Ribeirão Preto	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	Americana	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	São José dos Campos	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	Osasco	Third Parties
CSN Cimentos	Cement Plant	Cement Manufacturer	Brazil	Rio de Janeiro	Volta Redonda	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Rio de Janeiro (Arará)	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Rio de Janeiro (Campo Grande)	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Queimados	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Itaboraí	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Barra Mansa	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Minas Gerais	Arcos	Third Parties
CSN Cimentos	Mine	Limestone Mine	Brazil	Paraíba	Pitimbu	Owned
Companhia Metalúrgica Prada	Service Center	Distributor	Brazil	São Paulo	Mogi das Cruzes	Owned
Companhia Metalúrgica Prada	Service Center	Distributor	Brazil	São Paulo	Bebedouro	Owned
Companhia Metalúrgica Prada	Steel Can Manufacturer	Packaging	Brazil	São Paulo	São Paulo	Owned
Companhia Metalúrgica Prada	Steel Can Manufacturer	Packaging	Brazil	Minas Gerais	Uberlândia	Owned
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	Rio de Janeiro	Resende	Third Parties
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	Rio Grande do Sul	Pelotas	Third Parties

Description		Activity	Country	State	City	Title
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	Rio de Janeiro	Barão de Juparanã	Owned
Companhia Metalúrgica Prada	Distribution Center	Steel Roll	Brazil	São Paulo	Salto	Third Parties
Companhia Metalúrgica Prada	Distribution Center	Distributor	Brazil	São Paulo	Piracicaba	Third Parties
Companhia Metalúrgica Prada	Distribution Center	Distributor	Brazil	Minas Gerais	Contagem	Third Parties
CSN Mineração	Iron Ore Mine	Iron Ore Mine	Brazil	Minas Gerais	Congonhas	Owned and Third Parties
CSN Mineração	Ouro Preto Mine	Iron Ore Mine	Brazil	Minas Gerais	Ouro Preto	Owned
CSN Mineração	TECAR	Iron Ore Shipment	Brazil	Rio de Janeiro	Itaguaí	Third Parties
Minérios Nacional	Fernandinho Mine	Iron Ore Mine	Brazil	Minas Gerais	Rio Acima	Third Parties
ERSA	ERSA Office	Tin Mine	Brazil	Rondônia	Ariquemes	Owned
ERSA	ERSA Mine	Tin Mine	Brazil	Rondônia	Itapuã do Oeste	Owned
Companhia Siderúrgica Nacional, LLC	CSN LLC Office	Office	USA	Illinois	Chicago	Third Parties
Lusosider	Lusosider	Flat Steel Producer	Portugal	Seixal	Seixal	Owned
SWT	SWT	Steel Profile	Germany	Saalfeld-Rudolstadt	Unterwellenborn	Owned
Consórcio Usina Hidrelétrica de Igarapava	Hydroelectric Facility	Energy	Brazil	São Paulo	Igarapava	Owned
Itá Energética S.A.	Hydroelectric Facility	Energy	Brazil	Rio Grande do Sul	Aratiba	Owned
TECON	TECON - Terminal de Containers	Logistics	Brazil	Rio de Janeiro	Itaguaí	Third Parties
MRS	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
FTL	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
TLSA	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
Elizabeth Cimentos S.A.	Cement Plant	Cement Manufacturer	Brazil	Paraíba	Alhandra	Owned
Elizabeth Cimentos S.A.	Distribution Center	Cement Distributor	Brazil	Bahia	Salvador	Third Parties
CSN Cimentos Brasil	Cargo Terminal	Cargo Terminal	Brazil	São Paulo	Ribeirão Preto	Owned
CSN Cimentos Brasil	Cargo Terminal	Cargo Terminal	Brazil	Pernambuco	Recife	Third Parties
CSN Cimentos Brasil	Cargo Terminal	Cargo Terminal	Brazil	Rio Grande do Norte	Macaíba	Third Parties
CSN Cimentos Brasil	Rio Blender e Cargo Terminal	Rio Blender e Cargo Terminal	Brazil	Rio de Janeiro	Rio de Janeiro	Owned
CSN Cimentos Brasil	Cement plant and limestone mine	Cement plant and limestone mine	Brazil	Rio de Janeiro	Cantagalo	Owned
CSN Cimentos Brasil	Cargo Terminal	Cargo Terminal	Brazil	Minas Gerais	Barbacena	Owned
CSN Cimentos Brasil	Cement plant Mine Capoeira Grande	Cement plant Mine Capoeira Grande	Brazil	Minas Gerais	Barroso	Owned
CSN Cimentos Brasil	Small hydroelectric power plant Macacos	Small hydroelectric power plant Macacos	Brazil	Minas Gerais	Sacramento	Owned
CSN Cimentos Brasil	Cement plant and limestone mine	Cement plant and limestone mine	Brazil	Minas Gerais	Montes Claros	Owned
CSN Cimentos Brasil	Cement plant and Matozinhos Mine	Cement plant and Matozinhos Mine	Brazil	Minas Gerais	Pedro Leopoldo	Owned
CSN Cimentos Brasil	Clay mine	Clay mine	Brazil	Minas Gerais	Matozinhos	Owned
CSN Cimentos Brasil	Limestone extraction	Limestone extraction	Brazil	Minas Gerais	Prados	Owned
CSN Cimentos Brasil	Cement plant	Cement plant	Brazil	Paraíba	Caaporã	Owned
CSN Cimentos Brasil	Cement grinding	Cement Grinding	Brazil	Bahia	Candeias	Owned

Description		Activity	Country	State	City	Title
CSN Cimentos Brasil	Cement grinding and limestone mine	Cement grinding and limestone mine	Brazil	Goiás	Cocalzinho de Goiás	Owned
CSN Cimentos Brasil	Cement grinding	Cement grinding	Brazil	Espírito Santo	Serra / Vitória	Owned
CSN Cimentos Brasil	Cement grinding and aggregate	Cement grinding and aggregate	Brazil	São Paulo	Sorocaba	Owned
CSN Cimentos Brasil	Aggregate	Aggregate	Brazil	São Paulo	Mairiporã	Owned
CSN Cimentos Brasil	Aggregate	Aggregate	Brazil	São Paulo	Cajamar	Owned
CSN Cimentos Brasil	Aggregate	Aggregate	Brazil	São Paulo	Barueri	Owned
CSN Cimentos Brasil	Concrete plant	Concrete plant	Brazil	São Paulo	São José dos Campos	Third Parties
CSN Cimentos Brasil	Concrete plant	Concrete plant	Brazil	São Paulo	São Vicente	Owned
CSN Cimentos Brasil	Concrete plant	Concrete plant	Brazil	São Paulo	Guarujá	Owned
CSN Cimentos Brasil	Cargo Terminal and Concrete plant	Cargo Terminal and Concrete plant	Brazil	São Paulo	Santo André	Owned
Metalgráfica Iguaçu	Manufacture of metal packaging	Manufacture of metal packaging	Brazil	Paraná	Ponta Grossa	Owner
Metalgráfica Iguaçu	Manufacture of metal packaging	Manufacture of metal packaging	Brazil	Goiás	Goiânia	Third Parties
CEEE-G	PCH Capigui	Energy	Brazil	Rio Grande do Sul	Marau	Third Parties
CEEE-G	PCH Forquilha	Energy	Brazil	Rio Grande do Sul	Maximiliano de Almeida	Third Parties
CEEE-G	PCH Guarita	Energy	Brazil	Rio Grande do Sul	Erval Seco	Third Parties
CEEE-G	PCH Herval	Energy	Brazil	Rio Grande do Sul	Santa Maria do Herval	Third Parties
CEEE-G	PCH Ijuizinho	Energy	Brazil	Rio Grande do Sul	Eugênio de Castro	Third Parties
CEEE-G	PCH Ivaí	Energy	Brazil	Rio Grande do Sul	Júlio de Castilhos	Third Parties
CEEE-G	PCH Passo do Inferno	Energy	Brazil	Rio Grande do Sul	São Francisco de Paula	Third Parties
CEEE-G	PCH Santa Rosa	Energy	Brazil	Rio Grande do Sul	Santa Rosa	Third Parties
CEEE-G	PCH Toca	Energy	Brazil	Rio Grande do Sul	São Francisco de Paula	Third Parties
CEEE-G	UHE Canastra / PCH Bugres	Energy	Brazil	Rio Grande do Sul	Canela	Third Parties
CEEE-G	UHE Ernestina	Energy	Brazil	Rio Grande do Sul	Tio Hugo	Third Parties
CEEE-G	UHE Itaúba	Energy	Brazil	Rio Grande do Sul	Pinhal Grande	Third Parties
CEEE-G	UHE Jacuí (Leonel Brizola - Maia Filho)	Energy	Brazil	Rio Grande do Sul	Salto do Jacuí	Third Parties
CEEE-G	UHE Passo Real	Energy	Brazil	Rio Grande do Sul	Salto do Jacuí	Third Parties
CEEE-G	Reservatório Blang	Energy	Brazil	Rio Grande do Sul	São Francisco de Paula	Third Parties
CEEE-G	Reservatório Divisa	Energy	Brazil	Rio Grande do Sul	São Francisco de Paula	Third Parties
CEEE-G	Reservatório João Amado	Energy	Brazil	Rio Grande do Sul	Três Passos	Third Parties
CEEE-G	Reservatório Salto	Energy	Brazil	Rio Grande do Sul	São Francisco de Paula	Third Parties
CEEE-G	Sede administrativa Salto do Jacuí	Office	Brazil	Rio Grande do Sul	Salto do Jacuí	Third Parties
CEC	Hydroelectric Plant	Hydroelectric Plant	Brazil	Santa Catarina	Ipuaçu	Third Parties
Brasil Central Energia	Small Hydroelectric Power Station	Small Hydroelectric Power Station	Brazil	Mato Grosso	Brasnorte	Third Parties

Description		Activity	Country	State	City	Title
Santa Ana Energética	Small Hydroelectric Power Station	Small Hydroelectric Power Station	Brazil	Santa Catarina	Angelina	Third Parties

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

PART III

ITEM 19.	Exhibits
Exhibit Number		Description
1.1		Bylaws of the registrant (English translation), incorporated in this annual report by reference from our Form 6-K filed with the SEC on November 27, 2017.
2.1		Amended and Restated Deposit Agreement, among Companhia Siderúrgica Nacional, Citibank, N.A., as depositary, and the holders and beneficial owners of American Depositary Shares issued thereunder, incorporated in this annual report by reference from our Registration Statement on Form F-6 filed with the SEC on February 24, 2022.
2.2		Description of the registrant’s securities registered under Section 12 of the Exchange Act, incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 3, 2020.
4.1	*	Investment Agreement, dated November 21, 2014, among Companhia Siderúrgica Nacional, Brazil Japan Iron Ore Corporation, POSCO, China Steel Corporation, Congonhas Minérios S.A. and Nacional Minérios S.A., as amended on November 15, 2015 and restated on November 27, 2015, incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 13, 2021.
4.2		Amendment, dated December 6, 2019, among Companhia Siderúrgica Nacional, Japão Brasil Minério de Ferro Participações Ltda., POSCO, China Steel Corporation and CSN Minérios Nacional S.A., to the Investment Agreement (Exhibit 4.1), incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 13, 2021.
8.1		List of subsidiaries.
11.1		Policy for the Disclosure of Material Facts and the Trading of Securities Issued by CSN.
12.1		Section 302 Certification of Chief Executive Officer.
12.2		Section 302 Certification of Chief Financial Officer.
13.1		Section 906 Certification of Chief Executive Officer.
13.2		Section 906 Certification of Chief Financial Officer.
96.1	+	Technical Report Summary for Casa de Pedra Operations.
101.INS		XBRL Instance Document.
101.SCH		XBRL Taxonomy Extension Schema.
101.CAL		XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF		XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB		XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE		XBRL Instance Document.

* Certain confidential portions of the exhibit have been omitted from the public filing.

+ Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA SIDERÚRGICA NACIONAL

By: /s/ Benjamin Steinbruch
Name: Benjamin Steinbruch
Title: Chief Executive Officer

By: /s/ Antonio Marco Campos Rabello
Name: Antonio Marco Campos Rabello
Title: Chief Financial Officer and Investor Relations Officer

Dated: April 25, 2024