Form 20-F
period 2023-12-31
NATIONAL STEEL CO
filed 2024-05-01
CIK 1049659

As filed with the Securities and Exchange Commission on April 30, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________________

FORM 20-F

________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission File Number 001-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

NATIONAL STEEL COMPANY
(Translation of registrant’s name into English)

_______________________________________________

THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization)

Antonio Marco Campos Rabello, Chief Financial and Investor Relations Officer
Phone: +55 11 3049-7585 Fax: +55 11 3049-7212

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023:

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

☐ Yes ☑  No

INTRODUCTION

Unless otherwise specified, all references in this annual report to:

•	“we,” “us,” “our” or “CSN” are to Companhia Siderúrgica Nacional and its consolidated subsidiaries;
•	“Brazil” are to the Federative Republic of Brazil;
•	“Brazilian government” are to the federal government of Brazil;
•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;
•	“U.S. dollars” or “US$” are to United States dollars;
•	“km” are to kilometers, “m” are to meters, “mt” or “tons” are to metric tons, “mtpy” are to metric tons per year, “MW” are to megawatts, “MWh” are to megawatt hours and “MWavg” are to average megawatts;
•	“TEUs” are to twenty-foot equivalent units;
•	“consolidated financial statements” are to our audited consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, together with the corresponding report of our independent registered public accounting firm; and
•	“ADSs” are to the American depositary shares and “ADRs” are to the American depositary receipts representing our common shares.

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

Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among others:

•	general economic, political and business conditions in Brazil and abroad, especially in China, which is the largest world steel producer and main consumer of our iron ore;
•	demand for and prices of steel, iron ore and cement products;
•	developments relating to and affecting global financial markets;
•	changes in competitive conditions and the general level of demand and supply for our products;
•	our liquidity position and leverage and our ability to obtain financing on satisfactory terms;
•	management’s expectations and estimates concerning our future financial performance, financing plans;
•	availability and price of raw materials and increased fuel prices;
•	changes in international trade or international trade regulations, including protectionist measures imposed by Brazil and other countries;
•	our capital expenditure plans, including in order to address our physical risks and transition risks relating to climate change;

•	inflation, interest rate levels and fluctuations in foreign exchange rates;
•	our ability to develop and deliver our products on a timely basis;
•	lack of infrastructure in Brazil;
•	energy, natural gas and water shortages and government responses to these;
•	downgrades in Brazil’s credit ratings;
•	changes in laws and regulations affecting mining companies and steel and cement producers, including laws and regulations relating to climate change and other environmental matters;
•	increased operating costs, including labor costs, and increased tariffs, taxes or social contribution costs;
•	availability of adequate insurance coverage for our operations; and
•	the risk factors discussed under the caption “Item 3. Key Information—3D. Risk Factors.”

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 included elsewhere in this annual report have been presented in thousands of reais and prepared in accordance with IFRS as issued by the IASB. See note 2.a. to our audited consolidated financial statements included elsewhere in this annual report.

We have translated some of the Brazilian real amounts contained in this annual report into U.S. dollars solely for the convenience of the reader at the rate of R$4.8413 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2023, as reported by the Central Bank of Brazil, or the Central Bank. As a result of fluctuations in the real/U.S. dollar exchange rate, the U.S. dollar selling rate as of December 31, 2023 may not be indicative of current or future exchange rates. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not represent an arithmetic sum of the figures that precede them.

Non-IFRS Financial Measure

This annual report includes certain references to the non-IFRS measure of EBITDA.

We calculate EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results from discontinued operations. EBITDA is not a measure of financial performance recognized under IFRS and it should not be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. EBITDA is not calculated using a standard methodology and may not be comparable to the definition of EBITDA, or similarly titled measures, used by other companies. We believe the non-IFRS financial measure presented in this annual report may be helpful to understand our profitability and indebtedness.

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

According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, Brazil’s gross domestic product, or GDP, grew by 4.8%, 3.0% and 2.9% in 2021, 2022 and 2023, respectively. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, demand for our products, and we have been, and will continue to be, affected by changes in the Brazilian GDP.

Political instability may adversely affect us.

Brazilian markets experienced heightened volatility in the last decade due to uncertainties deriving from investigations relating to unlawful payments, as part of which numerous members of the Brazilian government, as well as senior officers of large state-owned and private companies have been convicted of political corruption of officials accepting bribes by means of kickbacks on contracts granted by the government to infrastructure, oil and gas and construction companies.

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

The Brazilian currency has, during the last decade, experienced frequent and substantial variations compared to the U.S. dollar and other foreign currencies. In 2021 and 2022, the real appreciated against the U.S. dollar and the U.S. dollar selling rate was R$5.5805 per US$1.00 as of December 31, 2021 and R$5.2177 per US$1.00 as of December 31, 2022, as reported by the Brazilian Central Bank. In 2023, the real appreciated against the U.S. dollar and the U.S. dollar selling rate was R$4.8413 per US$1.00 as of December 31, 2023.

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

In the event the real depreciates in relation to the U.S. dollar, the cost in reais of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke, will increase. On the other hand, if the real appreciates in relation to the U.S. dollar, it will cause real-denominated production costs to increase as a percentage of total production costs and cause our exports to be less competitive. We have a total U.S. dollar-denominated or U.S. dollar-linked indebtedness of R$27,020 million, which represents 59.4% of our total indebtedness, as of December 31, 2023.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. Inflation as measured by the national broad consumer price index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, was 10.1%, 5.8% and 4.7% in 2021, 2022 and 2023, respectively, and 17.8%, 5.5% and (3.2)%, respectively, as measured by the general market price index (Índice Geral de Preços do Mercado), or IGP-M.

The base interest rate for the Brazilian banking system is the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia) rate, or SELIC rate. The SELIC rate was repeatedly increased from 2.00% in August 2020 to 13.75% in August 2023. As of December 31, 2021, 2022 and 2023, the SELIC rate was 9.25%, 13.75% and 11.75%, respectively. As of the date of this annual report, the SELIC rate is 10.75%.

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

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, especially other emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in the United States, the European Union, China or other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of our common shares and/or the ADSs, and could also make it more difficult for us to gain access to the capital markets and finance our operations on acceptable terms, or at all.

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

Risks Relating to Us and the Industries in Which We Operate

We are exposed to substantial changes in the demand for steel, iron ore, and cement which significantly affect the prices of our products and may adversely affect us.

The steel, mining and cement industries are highly cyclical, both in Brazil and abroad. The demand for steel and mining products and, thus, the financial condition and results of operations of companies in these industries, including us, are generally affected by macroeconomic fluctuations in the world economy and the economies of steel-producing countries, including trends in the automotive, construction, home appliances and packaging industries, as well as other industries that rely on steel distributors. A worldwide recession, an extended period of below-trend growth in developed countries or a slowdown in the emerging markets that are large consumers of our products (such as the domestic Brazilian market for our steel products and the Chinese market for iron ore) could sharply reduce demand for our products. In addition, flat steel competes with other materials that may be used as substitutes, such as aluminum (particularly in the automotive and packaging industry), cement, composites, glass, plastic and wood. Government regulatory initiatives mandating the use of such materials in lieu of steel, whether for environmental or other reasons, as well as the development of other new substitutes for steel products, could also significantly reduce market prices and demand for steel products and thereby reduce our cash flow and profitability. Any material decrease in demand or increase in supply for steel and iron ore in the domestic or export markets served by us could have a material adverse effect on us.

Prices charged for iron ore are subject to volatility. International iron ore prices may decrease significantly and materially and adversely affect us or require us to suspend certain of our projects and operations.

Our iron ore prices are based on a variety of pricing terms, which generally use market price indices as a basis for determining customer prices. Our prices for and revenues from iron ore are consequently volatile, which may adversely affect us. In 2023, average iron ore prices decreased 1.0% to US$119.75dmt from US$120.2/dmt in the same period of 2022. In 2022, average iron ore prices decreased 24.6% to US$120.2/dmt, from US$159.5/dmt in 2021, in each case according to the average Platts iron ore price index (62% Fe CFR China). A decrease in market prices for iron ore may require us to change the way we operate or, depending on the magnitude of price decreases, even to suspend certain of our projects and operations and impair certain assets, which could adversely affect us.

Adverse economic conditions in China and an increase in global iron ore production capacity could materially and adversely affect us.

China has been the main driver of global demand for minerals and metals over the past years, effectively driving global prices for iron ore and steel. In 2023, China accounted for 75% of the global seaborne iron ore trade and 75% of our iron ore export sales were to the Asian market, mainly China. China is also the largest steel producer in the world, accounting for approximately 54% of the global steel production in 2023.

China’s macroeconomic condition is a critical factor for our business. A slowdown could have an impact in our business once infrastructure and the real estate sector together demands approximately 50% of China’s steel production. This, combined with the surplus of iron ore due to the ramp up of new projects, could lead to changes in global demand and consequently in the prices of iron ore and steel, which could impact our profitability.

The lifting of zero-COVID restrictions by Chinese government in December 2022 and the return of industrial activity initially boosted iron ore demand. However, the first half of 2023 was marked by unfavorable government measures such as production restrictions aimed to control price speculation and air pollution, coupled with inflationary pressures, rising of interest rates, and a sluggish property market with key performance indicators falling short of expectations, dampened overall growth. On the second half of 2023, the iron ore demand resumed as the Chinese government began to implement several fiscal and monetary stimuli, focused on the infrastructure sector. With contraction of real estate sector, steel margins were very depressed, but Chinese mills kept the production in high level supported by exports, which in 2023 had an increase of 35.82% compared to 2022, aiding the iron ore demand.

While the Chinese government managed to hit its GDP target in 2023 and is planning to take actions to boost the industrial activity and the infrastructure and the property markets, there are uncertainties for the year of 2024. The potential for renewed restrictions by the Chinese government, the uncertainty on the property market, and the typical winter constraints on steel production all pose significant challenges, which could materially and adversely affect our market and us.

In addition, the improved performance of the main players, the ramp-up of projects started in past years by major iron ore suppliers combined with the new players entering the business due to recent favorable conditions could affect seaborne iron ore prices and adversely affect us.

We are exposed to substantial changes in commodities prices, including oil prices, which significantly affect the prices of our inputs and the prices of our products, and may adversely affect us.

We are subject to volatility in international commodities prices. This volatility affects the prices of certain of our inputs, such as oil, and may therefore adversely affect our results of operations. In 2022, oil prices increased steeply, largely due to recent global developments relating to Russia’s conflict with Ukraine. Because Russia is one of the world’s largest oil exporters, we expect global developments relating to Russia’s invasion of Ukraine, and resulting export restrictions, to result in a consistently decreased global supply and, consequently, higher fuel prices. In 2023, the capesize market fluctuated as the Chinese steel supply announced a positive outcome, while due to a larger capesize fleet compared to 2022, the rates that were initially kept down, raised in the later part of the year. A surge in iron ore shipments, particularly on the key route from Western Australia to China, and other commodities, such as coal and bauxite, pushed capesize rates to their highest point since September 2022. This recovery was further fueled by geopolitical tensions that caused oil prices to rise and increased the voyage time. As a result, bunker fuel costs for capesize ships increased, impacting operating expenses. The overall trend for capesize rates in 2023 pointed towards a gradual recovery in the second half, fueled by a combination of improving demand and a relatively stable fleet growth.

International commodity price volatility may also affect the prices of our products, thereby having an impact on our pricing strategy, demand for our products and our results of operations.

We may not be able to adjust our mining production volume in a timely or cost-efficient manner in response to changes in demand.

Revenues from our mining business represented 37.7%, 28.2% and 37.7% of our total net revenues in 2021, 2022 and 2023, respectively. Operating at significant idle capacity during periods of weak demand may expose us to higher unit production costs since a significant portion of our cost structure is fixed in the short term due to the high capital intensity of mining operations. In addition, efforts to reduce costs during periods of weak demand could be limited by labor regulations or labor or government agreements.

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

In 2023, raw material costs accounted for 60.3% of our total steel production costs. Our main raw materials include iron ore, coal, coke, limestone, dolomite, manganese, zinc, tin and aluminum. We depend on third parties for some of our raw material requirements, including importing all of the coal required to produce coke. In addition, we require significant amounts of energy, in the form of natural gas and electrical energy, to power our plants and equipment.

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

In response to increased production and steel exports from many countries, anti-dumping and countervailing duty and safeguard measures have been imposed by foreign governments representing the main markets for our exports. In 2021, the International Trade Commission, or ITC, initiated its five-year “sunset review” of the anti-dumping and countervailing duty orders for both hot-rolled and cold-rolled products. As a result of these reviews, the orders for both products were revoked in 2022. Additionally, in 2021, the European Commission initiated an anti-dumping investigation of electrolytic chromium coated steel (tin-free steel) products imported from Brazil and China. This investigation resulted in anti-dumping duties imposed on the exports of tin-free steel from Brazil into the European Union, in 2022. Also in 2022, the European Commission initiated its five-year “sunset review” of the anti-dumping duties on hot-rolled steel. As a result of this review, in December 2023, the anti-dumping duty was maintained on the exports of hot rolled steel from Brazil into the European Union for another five years.

Since 2018, Brazil has been party to an agreement with the United States that established quotas for semi-finished steel products and quotas for finished steel products based on average exports. In 2021, the European Commission extended safeguard measures on imports of hot-rolled, cold-rolled, and tin mill products and maintained quotas for the next three years.

The European Commission published on February 2024 a notice of initiation concerning the possible extension in time and review of the safeguard measures applicable to imports of certain steel products.

The regulation 2023/956, establishing the Carbon Border Adjustment Mechanism (CBAM) aimed at combating carbon leakage from cement, iron, steel and aluminum, has entered into force in October 2023. The regulation institutes a carbon tax on these products originated on other countries and destined for trade within the EU.

For more information on protectionist measures, see “Item 4. Information on the Company––4B. Business Overview—Regulatory Matters—Protectionist Measures.” The imposition of these and other protectionist measures by foreign countries may materially and adversely affect our export sales.

Measures adopted by, or conflicts between, foreign governments could adversely affect us.

Recent global developments relating to Russia’s conflict with Ukraine have generated significant uncertainty in global commodities and financial markets, and the global steel market, among others, has shown indications of instability. Misalignment between supply and demand in the international coal and steel markets may adversely affect our pricing strategy, undermine our investment strategy and adversely affect us. Misalignment could result from, among other things, international embargoes between governments or suspended international steel production due to significant increases in the prices of raw materials or, in the case of certain companies, proximity to conflict zones.

Our activities depend on authorizations, concessions, licenses and permits, and changes in applicable laws, regulations or government measures could adversely affect us.

Our activities and the activities of our subsidiaries and joint ventures are subject to governmental authorizations, concessions, licenses and permits, which include environmental licenses, as well as water grants, for our mining and industrial plants, infrastructure projects and concessions, including for the port terminals, railways and power plants that we operate or in which we have an equity interest. We cannot guarantee that we will be able to maintain, renew or obtain any required authorization, concession, license or permit, or that no additional requirement will be imposed on us in connection with our requests.

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

As of December 31, 2023, our total debt outstanding was R$44,859 million, comprising R$7,613 million of short-term debt and R$37,245 million of long-term debt. We had R$16,086 million in cash and cash equivalents and short-term financial investments with immediate liquidity as of December 31, 2023. Our planned investments across our business segments will require a significant amount of cash over the course of 2024 and following years. See “Item 4. Information on the Company—4B. Business Overview—Investments and Divestitures—Acquisition Activity.”

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

Our ability to refinance our indebtedness maturing in 2024 and 2025 is subject to market conditions and creditor approvals. In the event conditions are not favorable or approvals are not obtained, we will be required to make significant payments in the next 36 months under our financings, which would adversely affect our financial and cash position and may result in downgrades in our credit ratings.

We cannot assure you that our credit ratings will not be lowered, suspended or withdrawn by the rating agencies.

Our credit ratings are limited in scope, and do not address all material risks relating to an investment in our common shares or the ADSs, but rather reflect only the views of the rating agencies at the time the ratings are issued. These ratings may affect the cost and other terms upon which we are able to obtain funding and are subject to change due to factors specific to us, trends in the industries we operate in or trends in the credit and capital markets generally. As of the date of this annual report, our Fitch, Moody’s and S&P credit ratings are BB with a positive outlook, Ba2 with a stable outlook and BB with a stable outlook, respectively.

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

Steel, iron ore and cement production processes depend on certain critical equipment, such as blast furnaces, steel converters, continuous casting machines, rolling mills, drillers, reclaimers, conveyor belts, crushing and screening equipment and ship loaders, as well as on internal logistics and distribution channels, such as seaports and railways. This equipment and infrastructure may be affected in the case of malfunction or damage. Any significant interruptions in our production process, internal logistics or distribution channels (including our ports and railways) could materially and adversely affect us.

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

We are investing to further increase our steel, mining, cement and energy production capacity and/or efficiency, as well as our logistics capabilities. The success of these projects is subject to a number of risks that, if materialized, may adversely affect our growth prospects and profitability, including, among others:

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

We operate in a global environment and our activities straddle multiple jurisdictions and complex regulatory frameworks subject to enforcement worldwide. Our governance and compliance procedures may not prevent breaches of legal, accounting and/or governance standards applicable to us, and we may be unable to identify wrongdoing or improper activities by members of our management, employees or third parties. We may be subject to breaches of our Code of Conduct and business conduct protocols as well as to instances of fraudulent behavior, dishonesty and unlawful conduct by members of our management, employees, contractors or other agents, which could subject us to fines, loss of our operating licenses and reputational harm, as well as other penalties, which may materially and adversely affect us.

We may fail to maintain an effective system of internal controls, which could prevent us from timely and accurately reporting our financial results.

Our internal controls over financial reporting may not prevent or detect misstatements in a timely manner due to inherent limitations, including human error, circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including implementing new or improved required controls, we could fail to meet our financial reporting obligations, which could trigger a default under certain of our agreements. In this regard, and in connection with management’s evaluation of the effectiveness of our internal control over financial reporting, we concluded that, as of December 31, 2023, our internal control over financial reporting is effective.

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

Our reported ore and limestone reserves are estimated quantities of ore and minerals that we have determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. Reserve engineering involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates we anticipate. Estimates of different engineers may vary, and results of our mining production subsequent to the date of an estimate may lead to revision of estimates. Reserve estimates and estimates of mine life may require revision based on actual production experience and other factors. For example, fluctuations in the market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a restatement of reserves.

In addition, reserves are gradually depleted in the ordinary course of our exploration activities. As mining progresses, distances to the primary crusher and to waste deposits become longer and pits become steeper. Also, for some types of reserves, mineralization grade decreases and hardness increases at increased depths. As a result, over time we may experience rising unit extraction costs with respect to each mine, or we may need to make additional investments, including adaptation or construction of processing plants and expansion of our dry tailings processes. Our exploration programs may also fail to result in the expansion or replacement of reserves depleted by current production. If we do not enhance existing reserves or develop new operations, we may not be able to sustain our current level of production beyond the remaining lives of our existing mines. See “Item 4. Information on the Company—4B. Business Overview—Our Mining Segment.”

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

CSN Mineração has planned investments for the expansion of its iron ore processing capacity from 42.7 million tons per year in 2023 to up to 68 million tons per year by 2028. These numbers represent expected production capacity of CSN Mineração’s facilities following the implementation in full of its current business plan – not its production volume. We can provide no assurances that CSN Mineração’s production volume will effectively reach 68 million tons per year by 2028.

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

Cement is a perishable product and failure to carefully store and distribute it may result in losses for our cement subsidiary and us.

Cement is a perishable product and, as a result, must be carefully stored pursuant to applicable law and within specific parameters, and requires efficient distribution, in accordance with expiration dates. Cement requires specific care in regard to conservation and transportation, as the humidity during storage may render it unusable. Any failure in the storage and distribution process may result in loss of product and adversely affect our cement subsidiary and us.

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

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our common shares underlying the ADSs in Brazil, which allows the custodian to convert dividends and other distributions with respect to our common shares into non-Brazilian currency and remit the proceeds abroad. Pursuant to Resolution No. 4,373, dated September 29, 2014, of the Brazilian National Monetary Council (Conselho Monetário Nacional), or the CMN, in order for an investor to surrender ADSs for the purpose of withdrawing the common shares represented thereby and be entitled to trade the underlying common shares directly on the B3 S.A. – Brasil, Bolsa, Balcão, or the B3, the investor is required to appoint a Brazilian financial institution duly authorized by the Central Bank and the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários), or the CVM, to act as its legal representative, who is responsible, among other things, for keeping and updating the investors’ certificates of registration with the Central Bank. If you surrender ADSs and withdraw common shares, you may be subject to a less favorable tax treatment on gains with respect to these investments. Moreover, if your representative fails to obtain or update the relevant certificates of registration, you may incur additional expenses or be subject to operational delays which could affect your ability to receive dividends or distributions relating to our common shares or the return of your capital in a timely manner. The custodian’s certificate of registration or any foreign capital registration directly obtained by you may be affected by future legislative or regulatory changes, and we cannot assure you that additional restrictions applicable to you, the disposition of the underlying common shares or the repatriation of the proceeds from the process will not be imposed in the future. For a more complete description of Brazilian tax regulations, including any potential risks regarding the possibility that the sale or disposition of ADSs by a Non-Brazilian Holder may be subject to capital gains tax in Brazil, see “Item 10. Additional Information—10E. Taxation—Brazilian Tax Considerations.”

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States and other developed countries, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States and other developed countries. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States and other developed countries. The ten largest companies in terms of market capitalization represented 46.4% of the aggregate market capitalization of the B3 as of December 31, 2023. Although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at the price and time you wish may be substantially limited.

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

The trading price of the ADSs increased in 2023 and, as of December 31, 2023, presented a variation of 42.4%, as compared to their trading price as of December 31, 2022.

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

In 2006, we acquired Lusosider Aços Planos S.A., or Lusosider, the only Portuguese company in the steel sector to produce cold-rolled flat steel, with an anti-corrosion coating. Lusosider has an installed capacity of approximately 550,000 tons per year to produce four large groups of steel products: galvanized sheet, cold-rolled sheet, pickled sheet, and oil-coated sheet. The products manufactured by Lusosider may be used in the packaging industry, civil construction (tubes and metallic structures) and in components for home appliances.

In 2005, we acquired Estanho de Rondônia S.A., or ERSA, located in the city of Ariquemes, in the state of Rondônia, which mines and casts tin. The tin is used in the manufacture of tinplate, a coating with high added value and used in packaging. As of the date of this annual report, we are the only manufacturer of this product in Brazil and one of the five largest in the world.

In 2007, we started to sell iron ore in the seaborne market. Today, we, through our subsidiary CSN Mineração, are an important exporter of iron ore, drawing from the high-quality iron ore reserves in the Casa de Pedra and Engenho mines, located in the state of Minas Gerais. CSN Mineração holds the concession to operate the Terminal de Carvão, or TECAR, a solid bulks terminal located in Itaguaí Port in the state of Rio de Janeiro.

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

In 2015, we inaugurated two new grinding mills and, in 2016, we concluded a new 6,500 tons per day kiln line in Arcos, state of Minas Gerais, reaching an aggregate annual capacity of 4.7 million tons in our cement plants and full independence for clinker in the production of cement.

In June 2018, we sold Heartland Steel Processing, LLC (formerly Companhia Siderúrgica Nacional, LLC) to Steel Dynamics, Inc. for US$400.0 million. We continue our commercial import and distribution activities in the North American market through our U.S. subsidiary Companhia Siderúrgica Nacional, LLC.

In 2019, investments of approximately R$250.0 million in the maintenance of blast furnace no. 3 increased its steel production capacity by 500,000 tons per year. In the same year, we acquired 100% of the shares of Companhia Brasileira de Serviços de Infraestrutura, or CBSI. CBSI is a provider of industrial equipment recovery and maintenance services, civil maintenance, industrial cleaning, and product logistics preparation. In the year ended December 31, 2023, CBSI’s net revenue was R$900.0 million.

In 2020, we invested R$848.0 million in our steel segment, R$710.0 million in our mining segment and approximately R$140.0 million in our other segments. In early 2021, CSN Mineração completed its initial public offering, and its shares are now traded on the B3.

In 2021, we reached historically high net revenue and EBITDA, mainly due to favorable commodity prices. In 2021 and 2022, we took advantage of the following acquisition opportunities: in our cement segment, Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda., which operate in the Northeast region of Brazil, and LafargeHolcim (Brasil) S.A., as a result of which we are, as of the date of this annual report, the second largest cement producer in Brazil, with a total installed capacity of 17 million tons per year; in our steel segment, Metalgráfica Iguaçu S.A., or Metalgráfica, which, operates in Ponta Grossa, in the state of Paraná, and Goiânia, in the state of Goiás, produces steel cans for the national and international market of metal food packaging, as a strategic step to expand the production capacity of our packaging division; and, in our energy segment, Santa Ana Energética S.A., Topázio Energética S.A. and Companhia Energética Chapecó, or CEC, each of which holds concessions for hydroelectric power plants, and Companhia Estadual de Geração de Energia Elétrica, or CEEE-G, which holds concessions for hydroelectric power plants and greenfield wind power plant projects. These acquisitions collectively provide us with enhanced energy independence in our operations, and with an energy surplus.

In 2023, after completing and integrating our energy acquisitions, we achieved self-sufficiency in energy and managed to capture the benefits of self-production, with a significant reduction in the cost of energy in all our segments by allowing exemption from payment of part of the sectoral charges and taxes incidents.

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

Our production process is based on the integrated steelworks concept. Our current annual crude steel capacity and rolled product capacity at Presidente Vargas Steelworks is, in each case, 5.4 million tons.

We obtain all of our iron ore (except for pellets), limestone and dolomite requirements, and a portion of our tin requirements, from our own mines. Using imported coal, we produce approximately 27.3% of our coke requirements at current production levels in our own coke batteries at Volta Redonda. Imported coal is also pulverized and used directly in the pig iron production process. Zinc, manganese ore, aluminum and a portion of our tin requirements are purchased in local markets. Our steel production and distribution processes also require water, industrial gases, energy, rail and road transportation and port facilities.

In addition, we have an annual production capacity of approximately 330,000 tons of galvanized steel products, operated through our subsidiary Lusosider in Portugal, and an annual production capacity of approximately 1.1 million tons of steel products operated through SWT in Germany.

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

Our mining assets also include the solid bulks cargo terminal TECAR, in the state of Rio de Janeiro, which pertains to CSN Mineração, and Estanho de Rondônia S.A., or ERSA, located in the city of Ariquemes, in the state of Rondônia, which mines and casts tin.

We sold 28.3 million tons, 29.2 million tons and 39.2 million tons of iron ore to third parties in 2021, 2022 and 2023, respectively.

Cement

We entered the cement market in 2009 in order to take advantage of the synergy potential with our steelmaking business. Our cement operations use as inputs slag generated by our blast furnaces at Volta Redonda and limestone from our limestone reserves in our Bocaina mines, which is used to produce clinker. Slag and clinker are the main inputs in cement production.

In 2015, we inaugurated two grinding mills and, in 2016, we concluded the construction of a new kiln line with a capacity of 6,500 tons per day, reaching an aggregate capacity of 4.7 million tons per year of cement production including our Volta Redonda and Arcos plants.

In August 2021, our cement subsidiary, CSN Cimentos, acquired Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda., which operate in the Northeast region of Brazil. This acquisition increased our annual cement production capacity by 1.3 million tons, from 4.7 million tons to 6.0 million tons.

In September 2022, our cement subsidiary, CSN Cimentos, acquired LafargeHolcim (Brasil) S.A., and began operating in the concreate and aggregates markets in the Southeast region of Brazil. This acquisition added 11 million tons of cement per year to our production capacity, bringing our total production capacity to 17.0 million tons of cement per year, by means of plants strategically located in the Southeast, Northeast and Midwest regions of Brazil, as well as substantial high-quality limestone reserves. Following this acquisition, CSN Cimentos is the second largest cement producer in Brazil.

We plan to further increase our market share in the cement segment in Brazil in order to diversify our product mix and markets, which will allow us to reduce our risk exposure.

Energy

Steelmaking requires significant amounts of electrical energy to power rolling mills, production lines, hot metal processing, coking plants, cryogenic plant and auxiliary units. In 2023, our Presidente Vargas Steelworks consumed approximately 2.69 million MWh of electrical energy.

Cement production also requires significant amounts of electrical energy and, as a result of the expansion of our cement operations over the last few years, the energy needs of our cement segment represent a larger share of our energy demand. Our acquiree, LafargeHolcim (Brasil) S.A., provides 3.4 MW of installed capacity annually from a hydroelectric power plant.

Mining operations require electrical energy principally for crushing and excavation. In 2023, our mining operations at Casa de Pedra consumed 318,413 MWh of electrical energy.

Our main source of electrical energy in the steel business is our thermoelectric co-generation power plant at the Presidente Vargas Steelworks, which is fueled by gas from the steel production process, with 267 MW of installed capacity. In addition, as of the date of this annual report, we hold a 29.50% equity interest in the Itá hydroelectric facility in the state of Santa Catarina, through a 48.75% equity interest in ITASA and a 17.92% equity interest in the Igarapava hydroelectric facility. Through these equity interests, we have secured an average of 185 MWavg in annual power supply for our operations under power purchase agreements at a fixed price per megawatt average, or MWavg, per hour, adjusted annually for inflation according to ITASA’s board decision and 22.9 MWavg at a cost price of the annual generation of Igarapava’s hydroelectric power plant.

Since 2022, we operate SHG Santa Ana, SHG Sacre II and HPP Quebra Queixo (Santa Ana Energética S.A., Brasil Central Energia LTDA., and CEC - Companhia Energética Chapecó, respectively), which hold concessions for hydroelectric power plants, and CEEE-G, which holds concessions for hydroelectric power plants and greenfield wind power plant projects. Currently, we are self-sufficient in energy production and we sell the excess energy we generate in the market on a spot basis.

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

Recent Developments

Issuance of Notes

In February 2024, CSN Resources S.A. issued additional US$200.0 million in aggregate principal amount of 8.875% senior notes due 2030, which were initially issued on December 5, 2023. The notes are guaranteed by us and were consolidated and formed a single fungible series with the issuer’s US$500.0 million in aggregate principal amount of 8.875% notes due 2030 initially issued on December 5, 2023. For more information on the first issuance of the notes, see “Item 5. Operating and Financial Review and Prospects––5B. Liquidity and Capital Resources––Sources of Funds and Working Capital––Debt Maturity Profile.”

Category Change and Share Redemption

In February 2024, CEEE-G approved the redemption and cancellation of 98,375 shares, of which 41,896 were common shares and 56,479 were preferred shares issued by CEEE-G, without changing our share capital.

Debentures

In April 2024, we approved the issuance of non-convertible debentures, up to two series, in an aggregate principal amount of R$800.0 million. The debentures have a 10-year and a 15-year final tenor, respectively, with interest rate of IPCA plus a fixed percentage per annum, to be priced on or about May 6, 2024.

New import tariff

In April 2024, the executive committee for management, approved the inclusion of eleven steel items (including four hot rolled, two cold rolled, hot deep galvanized, galvalume, wire-rod and two tubes items) on a list to raise the import tax to 25% and established import volume quotas, implying that the tariff will only increase by 25% once the established quotas are exceeded. The method to calculate quotas is the average imports from 2020 to 2022 for each tariff code number of The Southern Common Market, or Mercosul, with an additional 30%. The measure is effective for twelve months and will be overseen by the Ministry of Industry, Foreign Trade, and Services (Ministério do Desenvolvimento, Indústria, Comércio e Serviços), or MDIC.

Other Information

Our legal and commercial name is Companhia Siderúrgica Nacional. We are organized under the laws of the Federative Republic of Brazil with head offices located at Av. Brigadeiro Faria Lima, 3400, 19th and 20th floors, Itaim Bibi, São Paulo, Brazil, CEP 04538-132, and our telephone number is +55 (11) 3049-7100. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10016. Our website is www.csn.com.br. Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this annual report. The U.S. Securities and Exchange Commission, or the SEC, maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including our filings, at http://www.sec.gov.

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

Strong presence in domestic market and strategic international exposure for steel products. We have a strong presence in the Brazilian market for steel products, with a market share in 2023 of approximately 24% of the domestic flat steel market. In addition, through our international subsidiaries, we sell our flat steel products in the United States and in Europe, which aggregate sales accounted for approximately 19.7% of our total flat steel sales in 2023. In 2012, we acquired SWT, a long steel producer in Germany with annual production capacity of approximately 1.1 million tons of steel profiles, strengthening our steel products mix and geographical diversification. In 2023, SWT accounted for 70.1% of our total long steel sales, representing 594,657 tons.

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

We have high-quality iron ore reserves in Casa de Pedra, Engenho, Fernandinho and other mines, all located in the state of Minas Gerais. Our mining activities are an important contributor to our EBITDA. We sold 33.2 million tons in 2021, 33.3 million tons in 2022 and 42.7 million tons in 2023. Our mining business also includes TECAR, a solid bulks terminal at Itaguaí Port in the state of Rio de Janeiro, with a capacity to handle (i) shipments of 45 million tons per year of iron ore and (ii) landings of 4.0 million tons per year.

Second largest player in Brazilian cement market. Following our strategic acquisitions in the Brazilian cement market in 2021 and 2022, as part of which we now own Elizabeth Cimentos S.A. and LafargeHolcim (Brasil) S.A., we are the second largest player in the Brazilian cement market with an installed capacity of 17.0 million tons, seven integrated plants, six grinding and mixing plants and 21 distribution centers throughout Brazil, in each case as of December 31, 2023. Our cement segment further diversifies our business model and permits us to use by-products of our other operations as inputs in our cement production.

Energy generation. We are self-sufficient in energy production and we sell excess energy we generate in the energy market on a spot basis. We generate power through our hydroelectric facilities, as well as our thermoelectric plant located inside Presidente Vargas Steelworks, which allow us to benefit from reduced energy tariffs.

Since 2022, we operate Santa Ana Energética S.A., Brasil Central Energia Ltda. and CEC, which hold concessions for hydroelectric power plants, and CEEE-G, which holds concessions for hydroelectric power plants and greenfield wind power plant projects.

Thoroughly developed transport infrastructure. We have a thoroughly developed transport infrastructure, connecting our iron ore mines to our steel mills and to the port terminals we operate. Our Presidente Vargas Steelworks facility is located next to railway and port systems, which facilitates its supply of raw materials, product shipments and access to our main customers. Our steelworks are close to the main steel consumer centers in Brazil, with easy access to port facilities and railways. The concession for the main railway we use and operate is owned by MRS, in which we hold, directly and indirectly, as of December 31, 2023, a total of 33.7% ownership interest. The railway connects our Casa de Pedra mine to the Presidente Vargas Steelworks and to our terminals at Itaguaí Port, which handle our iron ore exports and most of our steel exports, as well as our imports of coal and metallurgical coke.

Low-cost structure. As a result of our fully integrated business model, our thoroughly developed transportation infrastructure and our energy generation, we have been consistently generating high margins compared to peer companies in both the steel, mining and cement segments. Other factors that lead to our low-cost structure include the strategic location of our steelworks facility along with our low-cost, skilled workforce.

Our Strategies

Our goal is to make the most of our high-quality product portfolio, low-cost production and diverse consumer market to preserve our position as one of the world’s lowest-cost steel producers and as a global player in the mining of iron ore, increase our cement segment’s market share and optimize our infrastructure assets, including ports, railways and power generating plants, which support our high integration and low-cost structure. To achieve these goals, we have developed specific strategies for each of our business segments, as described below.

Steel

The strategy for our steel business comprises:

•	Focus on the domestic market, by increasing market share in the flat steel segment and long steel market;
•	Emphasis on high-margin coated steel products, such as galvanized, Galvalume®, pre-painted and tin plate;
•	Investments in technology startups and other disruptive companies through our subsidiary CSN Inova Ventures, in order to foster innovation and efficiency;
•	Geographical diversification through our flat and long steel facilities abroad and our focus on diversifying our exports through, among others, coated steels;
•	Constant pursuit of operational excellence by developing and implementing cost reduction projects, including energy efficiency, and process review programs, including internal logistics optimization, project development and implementation discipline;
•	Exploring marketing and commercial synergies through our flat steel distribution network and product portfolio to accelerate our entrance into the domestic long steel market;
•	Increased customized services and distribution abilities through our expanding distribution network; and
•	Investments to decarbonize our operations through the implementation of projects that aim to improve our operational efficiency and to develop new technologies.

Mining

In order to strengthen our position in the iron ore market, we plan to invest in our mining assets, including through CSN Mineração, to generate low operational costs and long-term growth opportunities.

In the coming years, we expect to reach an annual shipment level of over 68 million tons per year of iron ore products, including third-party products, by increasing mine capacities, including Casa de Pedra, and developing export services for third-party producers. In the short-term, our focus is to adapt our products to market demands with optimal margins without affecting the balance of supply and demand in the transoceanic market. To sustain this growth, we plan to increase TECAR’s capacity from 45 million tons per year in 2023 to 60 million tons per year in 2028. For more information on risks relating to iron ore price volatility, see “Item 3. Key Information––3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—We are exposed to substantial changes in the demand for steel and iron ore, which significantly affect the prices of our products and may adversely affect us.”

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

Cement

We have invested heavily in our cement business and completed two important acquisitions in the last two years: Elizabeth Cimentos S.A., together with Elizabeth Mineração Ltda., in 2021 and LafargeHolcim (Brasil) S.A. in 2022. These acquisitions allowed us to become the second largest player in the Brazilian cement market with an installed capacity of 17.0 million tons, seven integrated plants, six grinding and mixing plants and 21 distribution centers throughout Brazil, in each case as of December 31, 2023.

We intend to further consolidate the Brazilian cement market. Our cement business strategy looks to increased production and competitiveness, portfolio diversification and capillarity expansion by means of greenfield and brownfield projects, as well as possible acquisition opportunities. We are also working to reduce the greenhouse gas emissions of our cement operations, mainly through the implementation of projects to improve our operational efficiency, the use of alternative fuels and biomass, and the development and use of new disruptive technologies related to carbon capture and use.

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

Energy

We intend to continue to take advantage of certain acquisition opportunities in our energy segment to increase our clean energy generation volume to support the operations and expansion of our other segments, the growth of the energy segment and to replace concessions that will expire in the near future.

The operations in our energy segment provide us with autonomy in meeting our energy needs. Additionally, we sell our excess energy to the market at prevailing spot prices.

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

Acquisition Activity

Panatlântica S.A.

In October 2023, we acquired, at a total price of R$150.0 million, an 18.6% equity interest in Panatlântica S.A. As a result of this transaction, as of the date of this annual report, we hold a total equity interest of 29.9%. Panatlântica S.A. is headquartered in Gravataí, state of Rio Grande do Sul, and is active in the industrialization, trade, import, export and processing of steel and metals, both ferrous and non-ferrous, coated and uncoated. This investment is part of our strategy to increase the competitiveness of our steel segment by strengthening our distribution channels and the services we provide to our customers.

Consideration of Acquisition Opportunity in Cement Segment

In November 2023, we hired a financial adviser to evaluate the assets of InterCement Participações S.A., or InterCement, with the purpose of assessing opportunities to enhance our participation in the cement segment. In February 2024, we made an offer for the acquisition of the assets of InterCement in the context of an on-going competitive process. The confidential terms include a series of conditions precedent to the definition of any potential transaction, including the negotiation and execution of a final binding agreement. As of the date of this annual report, we have not reached a final agreement with the sellers of InterCement. While we may reach an agreement to acquire all or a portion of the assets of InterCement at any time following this annual report, no assurance can be given that we will consummate such acquisition. In the event that we decide to proceed with the acquisition of InterCement, we may incur additional debt to fund this acquisition, which may significantly increase our leverage.

For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—We may not be able to consummate proposed acquisitions or integrate acquired businesses successfully.”

Joint Ventures, Strategic Alliances and Consortia

We currently operate parts of our business through joint ventures, strategic alliances and consortia with other companies. We have, among others: (i) a strategic alliance with an Asian consortium at our controlled investee CSN Mineração to mine iron ore; (ii) a concession jointly held with other Brazilian steel and mining companies at MRS Logística S.A., or MRS, to explore railway transportation in the Southeastern region of Brazil; (iii) a concession jointly held with certain Brazilian governmental entities at Transnordestina Logística S.A., or TLSA, to explore railway transportation in the Northeastern region of Brazil; (iv) a joint venture with Engie Brasil Energia S.A., or Engie Brasil, and Companhia de Cimento Itambé, or Itambé, at Itá Energética S.A., or ITASA, to produce electrical energy; (v) an energy consortium with Aliança, L.D.R.S.P.E. Geracão de Energia e Participações Ltda. and AngloGold; (vi) a consortium with CSN Cimentos Brasil S.A. for self-production of electrical energy, called Consórcio Itaúba; and (vii) a consortium with Elizabeth Cimentos S.A., CSN Mineração and Minérios Nacional S.A. for operation and maintenance of the Passo Real Hydroelectric Plant and self-production of electrical energy.

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

Quality Management System

We maintain a quality management system that is certified to comply with the International Standardization Organization, or ISO, 9001:2015 standard and the automotive industry’s International Automotive Task Force, or IATF, standard 16949:2016. ISO 9001:2015 is for the design and manufacture of slabs, blooms, billets, hot-rolled flat, pickled and oiled, cold-rolled and galvanized steel, tin mill products and long steel products; and IATF 16949:2016, third edition, is for the manufacture of hot-rolled flat, pickled and oiled steel products, cold-rolled and galvanized steel products. In addition, as a manufacturer and supplier of products for the food packaging industry, we hold the food safety management system certification, or FSSC 22000, recognized by the Global Food Safety Initiative. Moreover, we are committed to customer satisfaction, constantly seeking to optimize our production processes based on three pillars: (i) quality management, (ii) alignment between strategies, and (iii) continuous process improvement.

Production Output

The following table sets forth the aggregate annual production of crude steel in Brazil and by us, and the percentage of Brazilian production attributable to us for the periods indicated:

	Brazil	CSN	CSN as % of Brazil
2021	36.0	4.0	11.1%
2022	33.9	3.6	11.2%
2023	31.9	2.9	9.1%

_____________

Source: Brazilian Steel Institute (Instituto Aço Brasil), or IABr.

The following table sets forth selected operating statistics for the periods indicated:

	2021	2022	2023
	(in millions of tons)
Production of:
Molten steel	4.2	3.7	3.0
Crude steel	4.0	3.6	2.9
Hot-rolled coils and sheets	4.0	3.6	3.3
Cold-rolled coils and sheets	2.5	2.2	2.0
Galvanized products	1.5	1.4	1.3
Tin mill products	0.4	0.4	0.3

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

Coal

In 2023, our metallurgical coal consumption totaled 1.22 million tons. Metallurgical coal includes coking coal and PCI coal, which is a lower grade coal injected into blast furnaces, in a pulverized form, to reduce coke consumption. The PCI system reduces our need for imported coke, thereby reducing production costs. Our total PCI coal consumption in 2023 totaled 0.447 million tons, all of which was imported.

Coke

In 2023, in addition to approximately 0.508 million tons of coke we produced, we also consumed 1,097 million tons of coke purchased from third parties abroad. This consumption represented a decrease of 10.96%, as compared to our consumption in 2022.

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

The Bocaina Mine is also responsible for supplying limestone for cement manufacturing in Arcos.

Aluminum, Zinc and Tin

Aluminum is mostly used for steelmaking. Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate. We typically purchase aluminum and tin from third-party domestic suppliers and zinc from third-party domestic and international suppliers under annual contracts. We purchase part of our tin from our subsidiary ERSA. We maintain approximately 41, 21 and 18 days’ inventory of tin, aluminum and zinc, respectively, at the Presidente Vargas Steelworks.

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

In 2023, we used 449,609 tons of oxygen in the Presidente Vargas Steelworks site.

Water

We require large quantities of water in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool, carry waste, help produce and distribute heat and power and dilute liquids. Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda. Over 94.1% of the water used in the steelmaking process is recirculated and the balance, after careful processing, is returned to the Paraíba do Sul River. Since March 2003, the Brazilian government has imposed an annual tax for our use of water from the Paraiba do Sul river, based on an annual fee of approximately R$2.8 million.

Natural Gas

The market for natural gas is strongly correlated with the energy market and we consume both natural gas and electrical energy, mainly in our hot strip mill. Naturgy (formerly Companhia Estadual de Gás do Rio de Janeiro S.A.) is our primary natural gas supplier. To secure natural gas supply, we maintain a “take-or-pay” agreement with Naturgy, pursuant to which we committed to acquire at least 70% of the gas volume it provides. If we do not acquire this minimum volume, we may compensate the difference in amount paid in future years up to one year after the contract’s termination. In 2023, the Presidente Vargas Steelworks consumed 474.9 million cubic meters of natural gas.

Diesel Oil

We maintain agreements with Vibra Energia S.A., or Vibra, to receive diesel oil in order to supply our equipment in our mining plants in the state of Minas Gerais, which provide the iron ore, dolomite and limestone used in our steel plant in Volta Redonda.

In 2023, our diesel oil consumption was 78,680 kiloliters, used to produce 28.2 million tons of iron ore, for which we paid R$347.5 million. For more information, see “Item 3. Key Information––3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—We are exposed to substantial changes in commodities prices, including oil prices, which significantly affect the prices of our inputs and the prices of our products, and may adversely affect us.”

Suppliers

We acquire our inputs in Brazil and abroad. Aluminum, zinc, tin, spare parts, refractory bricks, lubricants, oxygen, nitrogen, hydrogen and argon are the main inputs we acquire in Brazil. Coal and coke are the only inputs we acquire abroad.

In 2021, 2022 and 2023, we consumed 207,344 tons, 190,256 tons and 387,722 tons, respectively, of third-party slabs.

Following are our main raw materials suppliers:

Main Suppliers	Raw Material
Ternium	Slabs
Anglo American, Kru Overseas, Alpha Metallurgical and Warrior Met Coal	Coal
CI Milpa S.A. and Noble Resources	Coke
IBM Ind. Brasileira and ZincoSul	Aluminum
ZincoLigas and IBM Ind Brasileira	Zinc
ERSA	Tin
Sotreq, MinasMáquinas, Komatsu, Inova, WLM, Metso and Centro Oeste Equip.	Spare parts
RHI Magnesita, SR do Brasil Cia Ltda., Vesuvius, Indústrias Brasileiras de Artigos Refratários – IBAR, Togni S/A, CNBM and Tecnofire	Refractory bricks
Iconic, Quaker, Vibra and Cosan	Lubricants
Vale, Javelin Global, Vallourec and Samarco	Pellet
Vibra Energia and Ipiranga	Diesel oil

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

In 2021, we acquired Metalgráfica Iguaçu S.A., which produces steel cans for the national and international market of metal food packaging. Metalgráfica Iguaçu S.A.’s operations also include the manufacture, commercialization, export and import of containers and packaging in general (metallic or not), metal sheets, raw materials and inputs for steel or plastic products, equipment and electronic components in general. This acquisition was a strategic step to expand our production capacity in the packaging division.

Lusosider Aços Planos, S.A.

Lusosider is a flat steel processing facility located in Seixal, near Lisbon, Portugal. Lusosider has the capacity to produce approximately 105,000 tons of hot-rolled pickled coils, 36,000 tons of cold-rolled steel products and 276,000 tons of galvanized steel products per year. Its main customers include service centers and tube making industries.

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

	2021	2022	2023
Production of:
Beam blank (crude steel)	811	758	764
Long steel (finished products)	748	712	720

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

Scrap

Our scrap consumption was 0.85 million tons in each of 2022 and 2023. Scrap accounted for approximately 60% and 67% of our production costs in 2023 and 2022, respectively. Average scrap price decreased 16% in 2023, as compared to 2022, and production costs decreased 5%. We are able to obtain approximately 70% of our scrap needs from within a 250 km vicinity of our production facilities.

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

In 2022, SWT was able to meet its energy needs pursuant to contracts negotiated before the beginning of the conflict between Russia and Ukraine, which resulted in price increases for natural gas in Europe throughout the year. However, in 2023, SWT’s electrical energy supply prices were higher as compared to 2022. Because we had negotiated natural gas supply contracts before the beginning of the conflict between Russia and Ukraine, we had average prices significantly below spot market prices.

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

Volta Redonda Long Steel Mill

Our Volta Redonda plant for the production of long steel products comprises a 50-ton electric arc steelmaking furnace, 50-ton ladle furnace, continuous casting machine for billets and a hot rolling mill for wire rod and reinforcing bar. This plant is operational and its production increases annually, providing the Brazilian market with products for civil construction and high-quality drawing and cold heading applications. In addition to our operational performance improvements, we are developing and negotiating certain equipment enhancements that we expect will provide for nominal capacity of 383 kt/year of billets and 450 kt/year of laminates.

Steelmaking Shop

Designed for an output of 200,000 tons per year, this unit mainly consists of one 50-ton UHP, AC electric arc furnace, one 50-ton ladle furnace, one continuous casting machine for billets with three strands, mobile equipment and cranes, power supply, distribution facilities and auxiliary equipment.

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

Production Output

The following table sets forth the production output of our Volta Redonda long steel mill:

	2021	2022	2023
	(in thousands of tons)
Billets (crude steel)	228	208	207
Long steel (finished products)	236	217	210

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

Our Mining Segment

Our mining activities are among the largest in Brazil and are mainly driven by the exploration of our iron ore reserves. We sell our iron ore products mainly in Asia, Europe and Brazil with sales and marketing from Brazil and Austria.

Following is an overview of our material mining properties:

Material Mining Properties
Name of mining operation	Location of the mining operation	Type and amount of ownership interest	Operator	Surface	Stage of the mining operation	Permits	Key condition of permit	Type of mine/ material	Beneficiation plant and other installations
		(%)		(Ha)
Casa de Pedra	Congonhas, MG	79.75	CSN Mineração	2,516	Production	Yes	EIA(1) and others	Open Pit / Iron Ore	Mining facilities and Pires
Engenho	Congonhas, MG	79.75	CSN Mineração	344	Production	Yes	EIA(1) and others	Open Pit / Iron Ore	Mining facilities and Pires

_______________

(1)	Environmental Impact Assessment – EIA. Permits or licenses have been obtained, are being renewed or are being processed in accordance with current regulations.

Following is an overview of our non-material mining properties:

Non-material Mining Properties
Name of mining operation	Location of the mining operation	Type and amount of ownership interest	Operator	Surface	Stage of the mining operation	Permits	Key condition of permit	Type of mine/ material	Beneficiation plant and other installations
		(%)		(Ha)
Bocaina	Arcos, MG	100	CSN Cimentos Brasil	342.9	Production	Yes	(2)	Open Pit/ Limestone, Dolomite	Bocaina Mining Facilities and Tin (ERSA)
Pitimbu	Alhandra, PB	100	CSN Cimentos Brasil	746.7	Production	Yes	(2)	Open Pit/ Limestone, Clay, Sand	Pitimbu Mining Facilities
Capoeira Grande	Barroso, MG	100	CSN Cimentos Brasil	93.4	Production	Yes	(2)	Open Pit/ Limestone	Capoeira Grande Mining Facilities
Mata do Ribeirão	Barroso, MG	100	CSN Cimentos Brasil	129.7	Production	Yes	(2)	Open Pit/ Limestone	Mata do Ribeirão Mining Facilities
Fazenda Campinho	Pedro Leopoldo, MG	100	CSN Cimentos Brasil	661.4	Production	Yes	(2)	Open Pit/ Limestone	Fazenda Campinho Mining Facilities
Boa Vista	Montes Claros, MG	100	CSN Cimentos Brasil	432.9	Production	Yes	(2)	Open Pit/ Limestone	Boa Vista Mining Facilities
Saudade	Cantagalo, RJ	100	CSN Cimentos Brasil	514.6	Production	Yes	(2)	Open Pit/ Limestone	Saudade Mining Facilities
Miramar	Caaporã, PB	100	CSN Cimentos Brasil	983.7	Production	Yes	(2)	Open Pit/ Limestone	Miramar Mining Facilities
Fernandinho	Itabirito, MG	79.75	Minerios Nacional	147.0	Deactivated	Yes	–	Open Pit/ Iron Ore	–

_______________

(1)	The key permissions to guarantee the respective reserves are: mineral concessions; environmental licenses; and rights to use the property.

The following tables set forth each individual property’s production information:

Material Mining Properties
Name of mining operation	Location of the mining operation	Beneficiation plant and other installations	Aggregate production 2021 (*1000)	Aggregate production 2022 (*1000)	Aggregate production 2023 (*1000)
Casa de Pedra	Congonhas, MG	Mining facilities and Pires	26,790	23,725	33,400
Engenho	Congonhas, MG	Mining facilities and Pires	5,566	7,024	1,600

Non-material Mining Properties
Name of mining operation	Location of the mining operation	Beneficiation plant and other installations	Aggregate production 2021	Aggregate production 2022	Aggregate production 2023
			(tons)	(tons)	(tons)
Bocaina	Arcos, MG	Bocaina Mine and Tin (ERSA)	5,505,805	5,412,725	4,847,461
Pitimbu	Alhandra, PB	Pitimbu Mine	1,762,657	1,417,962	1,373,910
Capoeira Grande	Barroso, MG	Capoeira Grande Mine	281,095	329,795	344,952
Mata do Ribeirão	Barroso, MG	Mata do Ribeirão Mine	1,397,347	1,772,303	2,059,997
Fazenda Campinho	Pedro Leopoldo, MG	Fazenda Campinho Mine	1,518,200	1,238,936	1,551,685
Boa Vista	Montes Claros, MG	Boa Vista Mine	906,417	1,004,218	1,052,509
Saudade	Cantagalo, RJ	Saudade Mine	1,037,009	986,374	941,101
Miramar	Caaporã, PB	Miramar Mine	1,677,637	1,833,328	1,814,471
Fernandinho	Itabirito, MG	Fernandinho Mine	–	–	–

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

The following map presents an overview of our iron ore operations:

44°0'W
42°0'W
40°0'W
20°0'S
22°0'S
N
CDP - Casa de Pedra Mine
FER - Fernandinho Mine
ENG - Engenho Mine
ITA - Itaguaí Port
PIR - Pires Beneficiation Plant
UPV - Presidente Vargas Steel Plant
Iron Quadrangle
FER
PIR
CDP
ENG
MINAS GERAIS
RIO DE JANEIRO
UPV
ITA
Brazil
0
75
150 km
CSN

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

The following table sets forth the production volume of iron ore in each of our mines in the last three years:

	Production(1)
	2021	2022	2023
Casa de Pedra(2) (Mt)	18.11	16.09	19.75
Grade(3) (%)	61.6%	61.4%	61.6%
Pires(2) (Mt)	9.20	7.41	8.49
Grade (%)	57.4%	58.0%	55.2%
Fernandinho(2) (Mt)	0.87	0.57	0.61
Grade (%)	64.4%	64.7%	63.7%

_____________

(1)	In addition to its own production, CSN Mineração also purchased iron ore from third parties. Third-party purchase volumes were 8.8 million tons, 9.4 million tons and 14.3 million tons in 2021, 2022 and 2023, respectively.
(2)	Production information considers 100% of the mines.
(3)	Grade is the proportion of metal or mineral present in ore or any other host material.

The following table sets forth our consolidated sales in the periods presented:

	2021	2022	2023
Consolidated sales (Mt)	28.32	29.19	37.67

Engenho Mine – Congonhas, MG

Engenho mine covers 344 hectares and has been integrated in the Casa de Pedra mining complex since 2012. Engenho mine production is constantly mixed with Casa de Pedra mine production, following the same process route.

The following map sets forth a detailed illustration of Casa de Pedra mine and Engenho mine locations:

609000
612000
615000
618000
621000
N
7740000
7737000
7734000
7731000
Ramal de Fábrica
MG-442
PIR
BR-040
ENG
CDP
Ferrovia do Aço
Congonhas
Ferrovia Central
0 1 2 3 km
CDP - Casa de Pedra Mine
ENG - Engenho Mine
PIR - Pires Beneficiation Plant
Towns
Congonhas
Roads
Railroads
Mineral Rights
Projection
UTM SIRGAS 2000 (23S zone)
CSN

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

The following chart sets forth a summary of our iron ore resources and reserves, updated to December 31, 2023, considering our ownership interest in each property:

	Measured mineral resources		Indicated mineral resources		Measured + Indicated mineral resources		Inferred mineral resources
	Amount	Grades/ Qualities	Amount	Grades/ Qualities	Amount	Grades/ Qualities	Amount	Grades/ Qualities
	(million tons)	(% Fe)	(million tons)	(% Fe)	(million tons)	(% Fe)	(million tons)	(% Fe)
Iron ore:
Casa de Pedra Mine	160	39.8	1,145	37.6	1,305	37.9	1,364	37.1
Engenho Mine	177	40.2	44	46.9	221	41.5	11	43.5
Fernandinho Mine	42	39.8	49	39.2	92	39.5	50	38.6

_______________

Updated December/2023.

	Proven mineral reserves		Probable mineral reserves		Total mineral reserves
	Amount	Grades/ Qualities	Amount	Grades/ Qualities	Amount	Grades/ Qualities
	(million tons)	(% Fe)	(million tons)	(% Fe)	(million tons)	(% Fe)
Iron ore:
Casa de Pedra Mine	81	38.8	1,347	40.9	1,428	40.8
Engenho Mine	10	39.2	168	41.6	178.0	41.5

_____________

*CSN considers an average price of US$95 per ton for the economic analysis. Updated December/2023.

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

Cut-off grade: 22.40%

Cement Mining Properties

The following maps present the location of each non-material cement mining property set forth below:

Bocaina Mine – Arcos, MG:

GOIAS
Brasília
Januária
Janaúba
Vitória da
Luziânia
Unaí
Goiânia
Montes Claros
MINAS GERAIS
Caldas Novas
Teófilo Otoni
Rio Verde
Gov. Valadares
Uberlândia
ESPIRITO
Uberaba
Betim
Arcos Plant
Araçatuba
Ribeirão Preto
Juiz de Fora
RIO DE JANEIRO
São Carlos
SÃO PAULO

Arcos Plant
Arcos Mining
MG

Pitimbu – Alhandra, PB:

PARAÍBA
João Pessoa
Alhandra Plant
Recife

Alhandra Plant
Alhandra Mining

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

The following tables set forth the mineral reserves and mineral resources for each cement property containing measured and indicated resources informed separately and useful life information calculated only for reserves. With respect to quality, the guidelines employed provide for a minimum CaO content of 45% for all cement mines. CSN does not report inferred resources for its non-material cement mines because they are resources of low geological knowledge, CSN considers that inferred resources provide little practical value for asset valuation and CSN is not required to report inferred resources to the Brazilian mining authority. CSN considers the following measured and indicated proven reserves, resources and mine life in each case as of December 31, 2023:

The following tables set forth the pit optimization parameters for our non-material properties:

	Alhandra	Arcos	Barroso	Caaporã	Cantagalo	Montes Claros	Pedro Leopoldo
Plant
Fuel	2,540,925.5	11,302,413.8	5,780,769.8	2,554,532.4	2,147,653.7	2,131,917.9	2,585,148.9
Electric Energy	405,950.2	2,201,355.2	1,677,725.2	340,062.3	186,545.7	283,374.5	845,435.8
Other Variable Costs	2,498,203.4	3,176,715.1	2,967,782.2	2,444,154.0	926,539.2	1,904,904.5	3,256,800.5
Variable Cost	5,445,079.1	16,680,484.1	10,426,277.2	5,338,748.6	3,260,738.6	4,320,196.8	6,687,385.2
Labor Expenses	6,081,442.8	17,574,480.3	3,421,321.7	2,044,216.0	2,919,637.5	1,712,674.9	1,980,205.3
Third Party Services	2,053,694.0	12,868,274.7	4,415,217.5	1,516,397.0	187,418.6	1,653,009.7	130,734.7
Maintenance (Material and Services)	2,990,263.2	16,598,073.5	3,922,569.5	852,275.0	283,632.9	354,006.3	2,236,416.4
Other Fixed Costs	(296,197.7)	4,548,804.6	(2,804.7)	216,685.0	131,755.0	168,812.3	68,032.5
Fixed Cost	10,829,202.3	51,589,633.1	11,756,304.0	4,629,573.0	3,522,444.0	3,888,503.2	4,415,388.9
Cash Cost	16,274,281.4	68,270,117.1	22,182,581.3	9,968,321.6	6,783,182.6	8,208,700.0	11,102,774.1
Price*	~10%	~10%	~10%	~10%	~10%	~10%	~10%

_________________

* With	respect to price parameters, we assume a margin of 10% over total cost of goods sold, since we do not conduct direct sales. With respect to commodity price, pricing dynamics for cement are a function of local supply and demand and are not, like other commodities such as steel and iron ore, pegged to an index or to global commodity prices. In addition, cement prices take into account the costs of cement plants, which may vary by plant and by company.

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

Expanding our Mining Capacity

We believe that the next few years will be transformational for our mining subsidiary CSN Mineração, as we have projects at an advanced stage of development with a robust investment plan to finance and accelerate iron ore production. CSN Mineração’s current business plan contemplates an expansion in annual production capacity from 42.7 million tons in 2023 to 68 million tons per year in 2028, assuming it is able to complete all of its planned expansion projects.

CSN Mineração has four projects under development that will be carried out gradually and with a R$15.3 billion investment plan, totalling an additional 28.4 mtpy:

(i)       Itabirito Projects (Itabirito P15, P4+ Plant): mix of brownfield expansions and greenfield projects, all with known technology and competitive investment per ton for the production of premium pellet feed with low impurities and high iron content (including direct reduction pellet feed).

(ii)       Tailings Dams Recovery Projects (Pires, B4 and Casa de Pedra Tailings Processing Plants): licensed brownfield expansions to generate value by recovering 180 million tons of tailings stored in dams as part of our dam de-characterization program; increase of 6.5 million tons per year.

(iii)       Central Plant Expansion Projects (Fine Tailings): licensed brownfield expansions to accelerate the production of pellet feed at low operating costs; increase by 0.95 million tons per year.

(iv) TECAR Expansion Projects: brownfield investments (the 60 million tons per year phase has already been licensed) to support mining expansions in already existing areas; capacity increase in three phases (60, 84 and 130 million tons per year).

Dams

As a pioneer in the use of technologies that result in the possibility of stacking the tailings generated in the ore production process, CSN Mineração’s production is mostly independent of tailings dams. After significant investments in recent years to increase reliability, disposal and dry stacking, the majority of CSN Mineração’s tailings go through a dry filtering process and are stacked in dedicated areas. This initiative led to expertise in this technology, enabling current production and sustainable growth without the use of tailings dams.

In addition to our focus on the quality of our products and competitive costs, the environmental impact of our operations is one of our priorities. We are a pioneer in Brazil in our commitment to eliminate the use of tailings dams from our operations. The full implementation of CSN Mineração’s tailings filtering plant allowed it to achieve this independence in January 2020, filtering and dry stacking the majority of the tailings generated from its production process.

The following table sets forth certain information on the dams we operate:

Name of the Dam/Dike	Company / Entrepreneur	Main Use	Substance	Height (m)	Capacity (m³)	Construction Method	Last Certification	Risk	Impact	Status
Casa de Pedra(2)	CSN Mineração	Containment of mining tailings	Iron ore	84.00	65,374,575	Downstream	mar/24	Low	High	Active
B4	CSN Mineração	Containment of mining tailings	Iron ore	65.00	13,001,821	Upstream	mar/24	Low	High	Under de-characterization
B5	De-characterized and unregistered.
Batateiro de Baixo Dike	De-characterized and unregistered.

Name of the Dam/Dike	Company / Entrepreneur	Main Use	Substance	Height (m)	Capacity (m³)	Construction Method	Last Certification	Risk	Impact	Status
Pilha da Vila II dike	De-characterized and unregistered.
Bichento IIIA dike	CSN Mineração	Containment of limestone	Gravel	19.38	116,696	Single stage	mar/24	Low	Medium	Active
Esmeril IV dike	CSN Mineração	Containment of limestone	Gravel	41.44	230,901	Single stage	mar/24	Low	High	Active
Lagarto dam	CSN Mineração	Containment of limestone	Gravel	14.20	363,901	Single stage	mar/24	Low	High	Active
Poço Fundo dam	De-characterized and unregistered.
Vigia auxiliary dam	De-characterized and unregistered.
B2 dam	Minérios Nacional	Containment of mining tailings	Iron ore	40.00	304,143	Upstream	mar/24	Low	High	Inactive
B2 auxiliary dam(3)	Minérios Nacional	Containment of mining tailings	Iron ore	33.00	2,785,859	Upstream	mar/24	Low	High	Inactive
Engenho dike	CSN Mineração	Containment of limestone	Gravel	12.40	11,378	Single stage	mar/24	Low	Medium	Active
Vigia dam (1)	CSN Mineração	Containment of mining tailings	Iron ore	-	-	-	mar/24	-	-	de-characterized
Ecológica 1 Dam	Minérios Nacional	Containment of limestone	Gravel	18.50	186,637	Downstream	mar/24	Low	Medium	Active
Ecológica 2 Dam	De-characterized and unregistered.
B1 - Água Preta	De-characterized and unregistered.
B2 - Água Preta	De-characterized and unregistered.
B2 dam	CSN Cimentos	Water storage and catchment	Dolomite	11.00	240	Center line	mar/24	Low	High	Under de-characterization
B3 dam	CSN Cimentos	Containment of limestone	Limestone	11.00	900	Single stage	mar/24	Low	High	Under de-characterization
PIT-01	De-characterized and unregistered.
Taboquinha 01 - Crente	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	18.00	-	Upstream	mar/24	Low	Medium	de-characterized
Taboquinha 02 - Serra Azul	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	19.00	1,983,201	Upstream	mar/24	Low	Medium	Under de-characterization
Taboquinha 03	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	9.00	1,708,100	Single stage	mar/24	Medium	Medium	Under de-characterization
Taboquinha 04	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	16.00	2,253,100	Single stage	mar/24	Medium	Medium	Under de-characterization
Igarapava	Aliança Geração de Energia S.A.	Hydroelectric	Water	45.6	234,500,000	Soil – concrete face rockfill	Sep/23	Low	High	Active
Itá (dam)	Engie Brasil	Hydroelectric	Water	125.00	5,100,000,000	Concrete face rockfill	April/24	Low	High	Active
Itá (dike 1)	Engie Brasil	Hydroelectric	Water	22.00		Compressed soil, upstream protection with riprap rock and downstream protection with grass	April/24	Low	High
Itá (dike 2)	Engie Brasil	Hydroelectric	Water	22.00		Compressed soil, upstream protection with riprap rock and downstream protection with grass	April/24	Low	High

Name of the Dam/Dike	Company / Entrepreneur	Main Use	Substance	Height (m)	Capacity (m³)	Construction Method	Last Certification	Risk	Impact	Status
Itá (dike 3)(4)	Engie Brasil	Hydroelectric	Water	29.00		Compressed soil, upstream protection with riprap rock and downstream protection with grass	April/24	Low	High
Blang	CEEE-G	Hydroelectric	Water	20.70	50,000,000	Cyclopean concrete	Dec/23	Low	High	Active
Canastra	CEEE-G	Hydroelectric	Water	25.40	242,000	Reinforced concrete	Dec/23	Low	High	Active
Capigui I (Regularização)	CEEE-G	Hydroelectric	Water	20.50	42,000,000	Conventional concrete	Dec/23	Low	High	Active
Capigui II (Auxiliar)	CEEE-G	Hydroelectric	Water	6.10	10,000	Wooden Buttress	Dec/23	Low	Low	Active
Capigui III (Captação)	CEEE-G	Hydroelectric	Water	5.20	30,000	Conventional concrete	Dec/23	Medium	Low	Active
Divisa	CEEE-G	Hydroelectric	Water	27.50	11,400,000	Conventional concrete	Dec/23	Low	High	Active
Ernestina	CEEE-G	Hydroelectric	Water	22.69	258,350,000	Rockfill	Dec/23	Low	High	Active
Ernestina 1 Dike	CEEE-G	Hydroelectric	Water	5.00	-	Homogeneous embankment	Dec/23	Low	High	Active
Ernestina 2 Dike	CEEE-G	Hydroelectric	Water	5.00	-	Homogeneous embankment	Dec/23	Low	High	Active
Forquilha	CEEE-G	Hydroelectric	Water	6.50	50,000	Stone masonry	Dec/23	Low	Low	Active
Guarita	CEEE-G	Hydroelectric	Water	8.75	60,000	Cyclopean concrete	Dec/23	Medium	Low	Active
Herval	CEEE-G	Hydroelectric	Water	11.85	150,000	Reinforced concrete	Dec/23	Medium	Low	Active
Ijuizinho	CEEE-G	Hydroelectric	Water	6.90	60,000	Cyclopean concrete	Dec/23	Low	Low	Active
Itaúba	CEEE-G	Hydroelectric	Water	97.00	382,900,000	Earth fill	Dec/23	Low	High	Active
Itaúba - Vertedouro	CEEE-G	Hydroelectric	Water	28.10	-	Conventional concrete	Dec/23	Low	High	Active
Ivaí	CEEE-G	Hydroelectric	Water	7.10	50,000	Cyclopean concrete	Dec/23	Low	Low	Active
João Amado	CEEE-G	Hydroelectric	Water	11.50	10,600,000	Cyclopean concrete	Dec/23	Low	High	Active
João Amado - Left dike	CEEE-G	Hydroelectric	Water	4.50	-	Homogeneous embankment	Dec/23	Low	High	Active
Maia Filho	CEEE-G	Hydroelectric	Water	24.45	34,500,000	Conventional concrete	Dec/23	Low	High	Active
Passo do Inferno	CEEE-G	Hydroelectric	Water	8.00	10,000	Stone masonry	Dec/23	Medium	Low	Active
Passo Real	CEEE-G	Hydroelectric	Water	58.00	3,738,600,000	Earth fill	Dec/23	Low	High	Active
Salto	CEEE-G	Hydroelectric	Water	10.00	13,800,000	Cyclopean concrete	Dec/23	Low	High	Active
Santa Rosa	CEEE-G	Hydroelectric	Water	7.20	70,000	Stone masonry	Dec/23	Low	Low	Active
Toca	CEEE-G	Hydroelectric	Water	4.50	10,000	Stone masonry	Dec/23	Low	Low	Active
Quebra Queixo	CEC	Hydroelectric	Water	70.00	136,630,000	Concrete face rockfill dam	Dec/23	Low	High	Active
Santa Ana	Santa Ana Energética S.A.	Hydroelectric	Water	3.35	100,000	Conventional concrete	Dec/23	Low	Low	Active
Sacre 2	Brasil Central Energia Ltda.	Hydroelectric	Water	N/A	No reserve	River diversion	Dec/23	N/A	N/A	Active
Barroso containment dike	CSN Cimentos Brasil S/A	Containment of limestone	Gravel	5.00	29,000	Rockfill	–	Low	Low	Active
SHG Cachoeira dos Macacos	CSN Cimentos Brasil S/A	River dam	Water	10	240,000	Conventional concrete	Dec/23	Low	Low	Active

_____________

(1)	Decharacterization works already completed, in the process of deregistration with FEAM and ANM.
(2)	The Casa de Pedra dam comprises B2, B3 and B6 underwater dams, flooded by its reservoir.
(3)	In regard to B2 auxiliary dam, which stability was not assured and declared in the last report, dated September 2023, Minérios Nacional clarifies that it has been meeting the works schedule regarding the structure’s stabilization, as determined by the designer and independent external audits, and has been carrying out the measures issued by the Minas Gerais State Prosecutor’s Office, as confirmed by an expert report issued by the analyst of the Minas Gerais State Prosecutor’s Office.
(4)	The dam and dikes (1, 2 and 3) comprise the reservoir of Itá hydroelectric.

We constantly work on changing our processes to reduce tailings deposits and we continue to execute our plan for the decommissioning or de-characterization of our inactive tailings dams pursuant to a timeline that is, as of the date of this annual report, being developed by our ESG and engineering teams.

Our Cement Segment

Our cement segment comprises seven integrated cement plants, six mills and 21 distribution centers throughout the Southeast, Northeast and Midwest of Brazil, in the states of Rio de Janeiro, Minas Gerais, São Paulo, Espírito Santo, Paraíba, Bahia and Goiás.

Production

Our cement production begins with the influx of raw materials comprising clinker, limestone, gypsum and sometimes slag in a cement mill. The cement grinding process in Volta Redonda, Arcos and Barroso is by vertical mills. The mills have a hydraulic roller system, which uses pressure to grind the layer of material on the turntable. In other plants, the cement grinding process is by ball mills. The materials are ground to a fine powder, in rotating, cylindrical ball mills containing a charge of steel grinding balls.

We produce clinker in each of our integrated cement plants. The main raw materials for the production of clinker are limestone, clay and other correctives, such asiron ore, bauxite, etc. These materials undergo grinding and are then dosed, forming the so-called “raw meal.” After the homogenization of this raw meal, the mixture is taken to a kiln where it is heated to high temperatures. As a result of this procedure, we obtain clinker, which is the base material for our cement. We add gypsum and other ingredients to the clinker mix that are dosed and fed into the cement mills until we reach a granulometry suitable for the type of cement products.

Slag is a by-product of iron and steel, produced in the blast furnace, stored in a warehouse and transported by road. We use natural gypsum, which is transported by truck and stored in a warehouse. Certain of our plants have a slag supply contract with other steel plants.

Inside our plants, the raw materials are carried out by conveyor belts, placing inputs in scales according to a predefined formula and delivering them to the mills. The grinding stations receive clinker transferred from the integrated plants by rail or road. The portfolio of cement products we offer in bagged and bulk forms includes the following: (i) CP II (Composite Portland Cement), (ii) CPIII (Blast Furnace Portland Cement) and (iii) CP V ARI (High Initial Strength Portland Cement). We produce these different types of cement with the addition of different elements in the composition, as well as filler (calcium carbonate), slag and pozzolan.

The types of cement we produce are: CP III 32, CP III-40 RS, CP II-E-32, CP II-E-40, CP II-F-40, CP II-F-40 Fibro, CP II-F 32, CP-II-F-32 SUPER, CP II-Z-32, CPV ARI, CPV ARI RS, CPV ARI PLUS, CP ARIF ESPECIAL, CP ARIF and ECOCEM 50, in each case in bagged and bulk forms.

Plants	Region	Number of Silos	Maximum Capacity
Caaporã	Northeast	8	31,200
Barroso	Southeast	10	55,850
Pedro Leopoldo	Southeast	10	26,000
Cantagalo	Southeast	4	24,000
Montes Claros	Southeast	6	34,800
Cocalzinho	Midwest	2	8,000
Vitória	Southeast	2	9,296
Candeias	Northeast	2	2,250
Unidade Rio	Southeast	4	2,400
Arcos	Southeast	7	28,000
Alhandra	Northeast	4	18,000
Sorocaba	Southeast	1	-
Volta Redonda	Southeast	4	30,000

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

Itá Hydroelectric Facility

We hold a 29.50% equity interest in the Itá hydroelectric facility, as we and Engie Brasil each own 48.75% of ITASA, a special-purpose company formed to own and operate, under a 30-year concession granted in 2000, 60.5% of the Itá hydroelectric facility on the Uruguay River in Southern Brazil. Itambé owns the remaining 2.5% of ITASA. Engie Brasil directly owns the remaining 39.5% of the Itá hydroelectric facility, which has an installed capacity of 428 MW.

Igarapava Hydroelectric Facility

We own 17.92% of a consortium that built and has the right to operate, until September 2031, the Igarapava hydroelectric facility. Other consortium members are Aliança, L.D.R.S.P.E. Geracão de Energia e Participações Ltda. and AngloGold. The facility has an installed capacity of 38 MW.

Santa Ana Hydroelectric Facility

CSN Cimentos and our energy subsidiary CSN Energia own 100% of Santa Ana Energética S.A., which holds the concession for the hydroelectric power plant of Santa Ana that has an installed capacity of 6.3 MW.

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

CEEE-G

CFB owns 98.98% of CEEE-G, which holds several concessions for hydroelectric power plants and greenfield wind power plant projects that represent, in the aggregate, an installed capacity of 1,134 MW.

Our Logistics Segment

Our logistics segment comprises railway and port facilities.

Railways

Southeastern Railway System

MRS has a concession to operate Brazil’s Southeastern railway system until 2056. As of December 31, 2023, we held 33.70% (18.75% directly and 14.95% through CSN Mineração) of MRS’s total capital. For more information, see “Item 5. Operating and Financial Review and Prospects—5B. Liquidity and Capital Resources––Off-Balance Sheet Arrangements—“Take-or-Pay” Contractual Obligations.” The Brazilian Southeastern railway system, with 1,643 km of track, serves the São Paulo – Rio de Janeiro – Belo Horizonte industrial triangle in Southeast Brazil, and links our mines located in the state of Minas Gerais to the ports located in the states of São Paulo and Rio de Janeiro and to the steel mills of CSN, Companhia Siderúrgica Paulista and Gerdau Açominas. In addition to serving other customers, the railway transports iron ore from our mines at Casa de Pedra in the state of Minas Gerais and coke and coal from Itaguaí Port in the state of Rio de Janeiro to the Presidente Vargas Steelworks and transports our exports to the ports of Itaguaí and Rio de Janeiro. The railway system connects the Presidente Vargas Steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports.

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

In 2005, we executed a letter of intent with the Brazilian government (the grantor of this concession) to enable the development of new tracks and certain other improvements of the Northeastern Railway System, in a project called “Nova Transnordestina.” The Nova Transnordestina project discussions resulted in the execution, in 2013 and 2014, of a TAC that settled all claims of non-compliance by us with the original concession agreement until 2012, and multiple agreements, including an investment agreement (discussed below) and a new concession, pursuant to which we were granted the right to develop and operate new tracks and the Northeastern Railway System management was divided in two sub-railway systems:

•	Northeastern Railway System I, which is in operation by our subsidiary FTL, encompasses the RFFSA network, covering the stretches between the cities of São Luís – Altos, Altos – Fortaleza, Fortaleza – Souza, Souza – Recife/Jorge Lins, Recife/Jorge Lins – Salgueiro, Jorge Lins – Propriá, Paula Cavalcanti – Cabedelo and Itabaiana – Macau, with 4,238 km of railways, of which 1,191 km are operational, and we are negotiating with the National Agency for Ground Transportation (Agência Nacional de Transportes Terrestres), or ANTT, to return the remainder. As of December 31, 2023, we held 92.71% of the capital stock of FTL and its concession extends until 2027, renewable for an additional 30 years. As of December 31, 2023, R$51.7 million in concession payments were outstanding over the remaining years of the concession.
•	Northeastern Railway System II, which is under construction by our jointly controlled investee TLSA, will encompass the new network, covering the stretches between the cities of Eliseu Martins – Trindade, Trindade – Salgueiro, Salgueiro – Missão Velha and Missão Velha – Porto de Pecém, with an expected extension of 1,206 km that will connect the interior of Northeast Brazil to Pecém and Suape Ports. As of December 31, 2023, we held 48.03% of the capital stock of TLSA and its concession extends until the earlier of 2057 or the date when TLSA recovers its invested equity at an annual rate of return of 6.75%.

In September 2013, we entered into an investment agreement, or the TLSA Investment Agreement, with Valec Engenharia, Construções e Ferrovias S.A., or Valec, and the Northeast National Development Fund (Fundo Nacional de Desenvolvimento do Nordeste), or FDNE, two Brazilian government entities focused on infrastructure and the development of the northeastern region and our partners in TLSA. Under the TLSA Investment Agreement, we and our partners agreed on a budget of R$7.5 billion to complete the construction of the Northeastern Railway System II. A revised budget of approximately R$14.9 billion is under review by the partners of TLSA and subject to revision of the TLSA Investment Agreement, which, as of the date of this annual report, has not been formalized.

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

In December 2022, we entered into an amendment to the concession agreement of TLSA, pursuant to which, among other things, there was a change to the railroads granted to TLSA and we agreed to certain mandatory investments and to the conditions for the return of the Salgueiro – Porto de Suape’s grid, where the TLSA project currently has 1,206 km of railway network and a completion deadline of December 2029.

The concession contract for the Northeastern Railway System I remains valid in all its terms until 2027, with a request for extension of the contract under analysis by the federal government.

In November 2023, TLSA received R$811 million from FDNE and currently the Northeastern Railway System II represents one of the federal government’s most significant strategic initiatives regarding the economic and social development of the Northeastern region of Brazil. This amendment represents an important step in the evolution of TLSA’s operations, which will support our operations and the transportation of our products across the Northeast region of Brazil.

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

Container Terminal

We indirectly own almost the entirety of TECON, which has a concession to operate the container terminal at Itaguaí Port for a 25-year term expiring in 2026, which is renewable for an additional 25 years. As of December 31, 2023, approximately R$101.2 million of the cost of the concession was outstanding and payable over the remaining years of the concession.

The Itaguaí Port is in Brazil’s Southeast region, with all major exporting and importing areas in the states of São Paulo, Minas Gerais and Rio de Janeiro within 500 km.

Favorable natural conditions, like natural deep waters and a low urbanization rate around the Port of Itaguaí, allow large vessels to operate and allow for highly competitive prices for services rendered. After TECON’s investments in infrastructure and equipment, which increased our capacity to 440,000 containers (660,000 TEUs) per year, new improvements were achieved from 2019 to 2021, which increased the terminal’s service level and productivity, including maritime access and berths achieving certification for 15.4 meters in draft, including tides, which is the deepest in the East coast of South America, as well as the acquisition of new equipment. In 2023, we continued to invest in upgrading our operational facilities and complying with regulatory requirements. In addition, in 2023, we received nine new rubber-tyred gantries, from an investment in 2022, and purchased six new forklifts, which we will begin operating, improving our operational capacity. TECON will keep investing in the project expansion to increase its capacity by approximately 40%, which would make it one of the largest port terminals in Brazil, with a nominal capacity of 1,000,000 TEUs per year. This expansion project, which is under discussion with regulatory agencies, includes a quay extension of 273 meters, with a total resulting length of 1,083 meters, acquisition of two new gantry cranes (ship-to-shore) for larger container carriers, acquisition of additional yard civil works and equipment, and dredging of the access channel and maneuvering basin.

In 2023, TECON moved 58,000 containers, 1.1 million tons of steel products, 35,000 tons of general cargo and 660,000 tons of solid bulk, as compared to 62,000 containers, 1.3 million tons of steel products, 42,000 tons of general cargo and 918,000 tons of solid bulk in 2022. The decrease in container volume in 2023 is mainly due to the verticalization of port operations by container shipowners that concentrate their operations in proprietary terminals. To mitigate the effects of this decrease in container volume in 2022, TECON sought new markets and began operating wood shipments, as well as new steel cargo, and increasing the volume of other cargo also handled in 2021, including billets, wire rods, plates, tubes, transformers, locomotives and solid bulk, such as soda ash, gypsum and pellets.

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

All of our sales are on an order basis and have an average delivery time of 45 days. As a result, our production levels closely reflect our order logbook status. We forecast sales trends in both the domestic and international markets based on historical data and general economic outlooks. We have our own data systems to remain informed of worldwide and Brazilian market developments. Our management believes that a key to our success is maintaining our presence in international markets, which provide us flexibility to shift between domestic and international markets depending on how favorable conditions are.

Unlike other commodity products, steel is not traded on an exchange, nor is there uniform pricing, due to wide differences in size, quality and specifications. In general, we price exports based on international spot prices of steel at the time of sale in U.S. dollars or euros, depending on the destination. Sales are normally paid upfront, or within 14 or 28 days, and, in the case of exports, usually backed by a letter of credit and an insurance policy. Sales are made primarily on cost and freight terms.

Sales by Geographic Region

In 2023, we sold steel products to customers in Brazil and in 14 other countries. The fluctuations in the portion of total sales assigned to domestic and international markets, which are presented in the table below, reflect our ability to adjust our sales in light of variations in the domestic and international markets, as well as domestic and international steel demand and prices.

The two main export markets for our products are Europe and North America, representing approximately 75% and 24%, respectively, of our export sales volume in 2023. The following table sets forth the geographic break-down of our steel product exports by destination:

	Sales of All Steel Products by Destination
	2021				2022				2023
	Tons	% of Total	Net Operating Revenues	% of Total	Tons	% of Total	Net Operating Revenues	% of Total	Tons	% of Total	Net Operating Revenues	% of Total
	(in thousands of tons and millions of R$)
Brazil	3,176	69%	21,400	71%	3,075	70%	20,588	70%	2,917	70%	16,516	73%
Export	1,427	31%	8,691	29%	1,315	30%	8,753	30%	1,249	30%	6,201	27%
Total	4,602	100%	30,091	100%	4,389	100%	29,341	100%	4,166	100%	22,718	100%
Exports by Region
North America(1)	285	20%	2,276	26%	241	18%	2,018	23%	300	24%	1,672	27%
Latin America	68	5%	356	4%	46	4%	382	4%	16	1%	132	2%
Europe	1,089	76%	6,060	70%	1,028	78%	6,352	73%	932	75%	4,397	71%
All others	0	0%	0	0%	0	0%	1	0%	0	0%	-	0%

________________

(9)	Sales to Mexico are included in North America.

Sales by Product

The following table sets forth our sales breakdown by product in Brazil in the periods indicated:

	2021	2022	2023
Domestic Sales Breakdown
Hot-rolled products	41%	41%	40%
Cold-rolled products	14%	14%	12%
Galvanized products	28%	29%	30%
Tin plates products	10%	9%	9%
Long steel	7%	7%	9%

Sales by Industry

We sell our steel products to manufacturers in several industries. The following table sets forth our breakdown by market segment of domestic volume shipped in the periods indicated:

	2021	2022	2023
Sales Breakdown	(in percentages of total domestic volume shipped)
Distribution network	32%	30%	32%
Industrial	17%	21%	15%
Packaging	11%	9%	9%
Automotive	12%	12%	15%
Home appliances	11%	7%	10%
Construction	17%	21%	19%

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

For further information on steel sales, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Overview—Steel Market—Product Mix and Prices” and “—Results of Operations—Year 2023 Compared to Year 2022—Net Operating Revenues.”

Seasonality

Although steel demand is stronger in the second quarter of each year and weaker in the last quarter, our production is continuous throughout the year.

Long Steel – SWT

Our long steel products are sold both in Germany (approximately 30%) and other countries, mainly in Europe (approximately 60%), for use in industrial, infrastructure, civil construction and engineering industries.

Our sales approach is to establish brand loyalty and to maintain our reputation of high-quality products and excellent delivery performance by developing long-term relationships with our customers. SWT focuses on meeting specific customer needs, developing solutions for both low temperature and high temperature resistant applications, as well as optimized section shapes for special applications.

Our commercial area is responsible for sales of all of our products worldwide. This area is divided into the direct sales team which is organized in 13 agencies located in Germany and in our core markets in Europe, the commercial back-office department (order management from entry via tracking to the final delivery and invoicing), logistics contracting (truck, rail, vessel, maritime, inventory worldwide) and a rail logistics department.

SWT does not possess its own distribution network, instead cooperating with the big steel distributors and traders in Europe and other countries. All of our sales are on an order-by-order basis. The delivery time is related to the logistics chain and varies between two to six weeks depending on the relevant Incoterms and section type. As a result, our production levels closely reflect our order logbook status. We forecast sales trends in both the European and export markets based on the historical data available from the last two years and the general economic outlook for the near future. We believe that our presence in the export market outside of Europe gives us more flexibility to optimize production and maximize our profitability.

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

Iron Ore

Iron ore products are commercialized by our teams located in Brazil, Switzerland and Hong Kong. These three marketing units allow us to maintain close relations with our customers worldwide, understand the environment where they operate, monitor their requirements and provide all necessary assistance promptly. Market intelligence analysis, planning and administration of sales and third-party iron ore purchases are handled from Brazil by the staff in our Casa de Pedra mine and São Paulo headquarters, while our Switzerland and Hong Kong offices handle the export sales.

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

In 2023, our iron ore sales reached 42.7 million tons, of which 39.2 million tons were sales to third parties and 3.5 million tons were sales to our steel mills, which represents an increase of 27.8% compared to 2022. Total mining net revenue increased 36.8% in 2023, mainly due to higher volumes of iron ore produced and higher prices in the international market. The share of mining segment revenue in our total net revenue increased from 28.2% in 2022 to 37.7% in 2023.

In 2023, 80.6% of our iron ore export sales went to the Asian market, mainly China, and 7.9% were sold in the European market. Of our total sales volume to third parties, 94.4% were sinter feed and 4.4% lump ore.

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

The focus of our cement sales strategy is on the retail and bulk segments, in which we have a strong presence in sales points where we reinforce the quality of our product to final customers, and our technical product portfolio that is well recognized by the market.

Energy

As part of our strategy in the energy segment, in April 2023, we entered into lease agreements with Itauba and Passo Real HPPs for a consortia formed by our companies to assure a fixed income to CEEE-G, assuring self-production surcharges relief to the members of the consortia which represents energy cost reduction.

The energy sales strategy for CEEE-G involves a combination of a 15-year power purchase agreement, or PPA, and rolling PPAs with short duration (of one to three years) and spot sales in order to maximize revenue.

The Floriano Complex, which is a solar wind project with an installed capacity of 1.2 GW, continues its development phase aiming to increase our energy capacity, which will support consumption increase and replace plants whose concession will expire in 2032.

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

We also have an insurance policy covering the operational risks, material damages and loss of profits of our following branches and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and TECON. We annually renew this policy with domestic and foreign insurers and reinsurers. Our current policy, valid until September 2024, provides for limited indemnity of US$525 million (for an insured amount of US$14.9 billion) and a deductible of US$310 million for material damages and 45 days to loss of profits.

In addition, we have policies for companies operating in our steel, mining, cement, energy and logistics segments, totaling a maximum guarantee limit of US$240 million, each with its own deductible.

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

Environmental Matters

We continuously seek to transform natural resources into sources of economic prosperity through sustainable projects. In 2023, we continued our sustainability initiatives to mitigate and offset the environmental impacts of our activities by allocating R$716 million to environmental initiatives. Our investments in environmental sustainability in 2023 were mainly related to: (i) operation, maintenance and retrofitting of environmental control equipment mainly related to air and water protection; (ii) development of environmental studies for permit applications; and (iii) environmental management and protection system.

Climate Change

Since 2013, we have conducted an inventory of greenhouse gas emissions, following the guidelines of the greenhouse gas Protocol. We have aimed to optimize our carbon management, risk mitigation and adaptation to climate change and, in 2023, for the 9th consecutive year, we received the Gold Seal for having reported the emissions from all our units and submitting them to external verification. All CNS’s operational units located in Brazil and Germany utilize electricity from renewable sources. As a result, emissions from scope two, as per the market-based approach, are considered zero greenhouse gas protocol. Through CSN Energia, we are considered 100% self-sufficient in renewable energy, with new investments in renewable power plants planned.

Moreover, we annually report to the Carbon Disclosure Project or CDP, an international non-profit organization that seeks to further transparency of the environmental impact of companies’ operations, specific information related to climate change and water security. The CDP rating as of February 2024, was A- for climate change and water security.

CSN’s performance related to climate change reflects its adoption of the best practices and are aligned with recognized methodologies such as the task force on climate-related financial disclosures and task force on nature-related financial disclosures. In 2023, we initiated a climate vulnerability study to evaluate the existing physical risks and support our climate adaptation plan. In 2024, we intend to propose adaptation actions to support decision-making for the company’s climate transition.

The Cement sector accounts for more than 40% of CSN’s total emissions. In order to reduce its carbon dioxide emissions, CSN Cimentos took an important step by submitting a target to the science-based target initiative in December 2023. The target is expected to be approved by 2024 and consists of a 23% reduction in emission’s intensity by 2030, based on the year of 2020, and the continued use of renewable energy by the cement plants. To set this new target, we integrated the decarbonization strategy of all our cement assets and updated the marginal abatement cost curve of the Cement Sector.

Our greenhouse gas reduction targets (measured as tCO2e / ton of production) considering our Scope one and Scope two greenhouse gas emissions, contemplate: (i) CSN’s Mineração’s aggregate reduction of 30% by 2035 and carbon neutrality by 2044; and (ii) in our steel production, an aggregate reduction of 20% by 2035. We expect these reductions in greenhouse gas emissions will result from our existing expansion and efficiency projects, and also demand specific investments in order to meet these targets.

Moreover, we are concluding a climate vulnerability study, considering different scenarios from the latest Intergovernmental Panel on Climate Change models, focusing on physical risks. Through the risk analysis conducted in the study, six physical risks were prioritized: (i) slope instability (mining); (ii) storms (mining); (iii) loss of internal supply of raw materials (mining-port); (iv) changes in wind patterns for the mining industry; (v) changes in wind patterns for the steel industry; (vi) storms for the energy industry. these six risks were selected for an economic cost analysis and prioritization in the climate adaptation plans.

Water Resources

Water is one of the primary natural resources for our production processes, especially for the steel and mining sectors. Based on risk assessment methodologies of the World Wildlife Fund’s Water Risk Filter and the World Resources Institute’s Aqueduct, since 2021, we began to analyze our exposure to water risks in all our production plants, considering our processes and nearby watersheds. We have been monitoring the risks associated with water scarcity to assess the potential impacts that our businesses may face in case of unavailability of this resource. To monitor the local aspects related to availability, quality, and ecological flow in the hydrographic basins, we set a goal to systematize and transparently present the volumes of water permitted, captured, and discharged from the main operational units of the CSN Group, relating them to the risks of water scarcity in the basins where they are located, by 2025.

In 2023, CSN Mineração redefined and extended its target date to achieve water efficiency goal. Throughout the year of 2023, the specialists team of the water and effluents thematic group of the ESG Committee detailed the water consumption curves considering the expansion projects of the Casa de Pedra site, in Congonhas, state of Minas Gerais. New iron ore beneficiation plants with new technologies will be installed over the next ten years, and high-quality product will undergo further beneficiation stages. Based on this assessment and following the best market practices, CSN Mineração defined a new commitment to maintain water intensity below 0.45 cubic meters of water captured per ton of ore produced until 2032, extending the target date compared to the previous goal set until 2030.

Due to operational investments made in recent years, the recirculation rate, which considers ore beneficiation operations and consumed drinking water, increased from 77.6% in 2018 to 88.2% in 2023. With the startup of the P15 Itabiritos plant, dams decommissioning projects, and other projects planned for phase one of the expansion plan for the coming years, we expect that the Casa de Pedra site will operate more efficiently in the coming years. Moreover, CSN Mineração also committed to achieve a 94% water recirculation rate by 2032.

Materials and Circular Economy

In our integrated sustainability, health & safety and environment policy, we set forth the importance of our environmental management through principles to reduce, reuse and recycle materials in our processes in order to optimize the use of natural resources. These principles are inherent in our processes as a fully integrated company. For example, we reuse all of our blast furnace slag in our production of cement and all of our metal scrap in our production of long steel. We constantly evaluate solutions and implement technologies for material reuse in our production processes or in our supply chains.

Additionally, our special sales department has been increasingly seeking opportunities to sell unused materials and by products, aiming for zero landfill waste and for internal reutilization. In 2023, the special sales department achieved over R$203 million in revenue from commercializing unused materials and by-products.

In 2022, CSN Inova spun off Circula+, which is a marketplace for the sale of waste, scrap and unserviceable assets. Circula+ combines consulting and technology in a complete circular solution to generate greater liquidity, profitability and transparency in the sales process. In 2023, CSN Inova revenue increased 3.5 times when compared to 2022, transacting R$4.5 million and ending the year with ten active clients.

Through our acquisition of LafargeHolcim (Brasil) S.A., we now own the Revalora platform, which is responsible for managing industrial and urban waste that can be used as an alternative fuel in cement kilns. The Revalora platform leverages our existing co-processing initiatives and strengthens our sustainable operations.

Biodiversity and Ecosystem Services

We protect approximately 90,500 hectares of natural areas representing approximately four times the area occupied by our operations. In addition, for more than 20 years we have carried out programs for monitoring fauna and flora in the areas potentially impacted by our operations.

Our ESG committee has biodiversity as one of its priority agenda items and has formed a working group to develop action plans to protect the biomes where our operations are conducted. In 2023, we implemented the Biodiversity Index for Operations, which is based on the Biodiversity Indicator and Reporting System guide from the International Union for Conservation of Nature and measures the biodiversity condition of operational units.

Moreover, in 2023, we established the integration of the process and mapping of critical risks related to climate and nature through a single matrix.

Tailings Dams

All of our tailings dam structures meet the declaration of dam stability condition. Our tailings dam structures are biannually submitted to stringent audits and independent inspections in accordance with Brazilian regulations. The Casa de Pedra dam, which is the only active tailings dam structure we own, uses a downstream construction method, and has the primary function of capturing water and containing sediment in accordance with its license grant.

The operation of the tailings dam structure is carried out by strict operational parameters and limits, and by 24-hour monitoring system. The significant investments in filtering of tailings and piling of tailings enabled us to reach our ore beneficiation capacity in a sustainable manner, avoiding the use of tailings dams.

For more information on our dams, see “―Our Mining Segment―Dams.”

Social Matters

Human Rights

Since 2020, we are signatory of the Global Compact, to which we committed to abide by its principles to support and respect the protection of human rights and to ensure that we are not complicit in any human rights violations. Moreover, we are committed to upholding human rights and adopts measures and tools to ensure and promote the protection and respect of all individuals to prevent, mitigate, and remedy any potential impacts that may violate human rights.

In 2021, we conducted an extensive benchmark and internal analysis focused on the development of a new human rights policy, which was implemented in 2022 and completed in 2023, with a formal human rights diligence process that took place in the municipality of Congonhas, state of Minas Gerais, where Casa de Pedra Mine is located. The work was developed based on the framework of the UN Guiding Principles for Business & Human Rights, used as the main tool to identify risks and impacts on human rights associated with our business activities.

Gender Balance

We promote a zero-tolerance commitment to any type of discrimination, as set forth in our Code of Conduct. We believe that an inclusive and diverse environment is critical to stimulate innovation and guarantee the continuity of our business. We also believe that an inclusive approach is essential to eliminate barriers in hiring and retaining women employees and executives and to reap the improved performance generated by gender diversity.

In 2020, CSN set a goal to double the female workforce by 2025, from 14% to 28%, focusing on its commitment to the UN Global Compact. In 2023, we reached the milestone of 23% female workforce. We also increased the female representation at our executive level from 13% in 2022 to 15% in 2023, in the board of director of CSN Mineração and CSN Cimentos, which now have two women members on their board of directors.

Local Communities

We monitor the social impacts of our operations in the communities where we are located. The socio-environmental impact studies we develop allow us to identify the intensity, duration, and actions necessary to minimize or mitigate social risks and impacts, considering the characteristics of each community and of our operations. We implement tailored action plans to mitigate the identified impacts.

Additionally, through the CSN Foundation, we partner with local communities to promote social, educational, and cultural development. In 2023, we invested R$54 million in social responsibility projects. We granted scholarships, which benefited 5,714 young people and reached 349,510 people considering public presentations of our several programs.

Safety and Health

Safety is a top priority for us and, in 2023, we achieved our lowest frequency rate of injuries with or without lost time over the past ten years: 1.78 accidents / million hours worked. The successive improvement in frequency rate indicators reinforces our commitment to pursuit a rate of zero accidents. Our Health and Safety guidelines are based on best market practices, guided by regulatory standards and national and international recommendations. Additionally, through guidelines established in our policies and manuals, all direct and indirect employees are trained in actions and behaviors related to occupational safety, proactivity, legal compliance, hazard and risk mitigation and control, and the prevention of occupational accidents and illnesses.

In 2022, CSN Cimentos began its adaptation process to comply with ISO 45.001:2018. Lusosider in Portugal and SWT in Germany hold Health Management System and Management System and Occupational Safety certifications by ISO 45.001:2018.

Governance Matters

We continuously seek to develop mechanisms that improve our governance. In 2020, we instituted a sustainability, environment, health and safety executive department, which reports directly to our chief executive officer and focuses on implementing consistent governance throughout our corporate group.

Compliance

We have a Code of Conduct that reinforces our ethical standards and the values that apply to all of our employees, including executive officers and directors. Instances of non-compliance with our Code of Conduct or with other policies, whether by employees, executive officers, directors, suppliers, or service providers, are subject to disciplinary measures, ranging from verbal or written warnings to suspension or dismissal or, in the case of third parties, termination of the relationship. We maintain a whistleblower channel for reports of suspected instances of non-compliance with our Code of Conduct or with other policies. In 2023, 100% of our employees were trained in compliance, covering our Code of Conduct and Anti-Corruption Policy.

For more information on our Code of Conduct, see “Item 16. Reserved—16B. Code of Ethics.”

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

Section 232

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

Hot-Rolled Products

In July 2016, the European Commission initiated an anti-dumping investigation concerning imports of certain hot-rolled flat steel products originating from Brazil, Iran, Russia, Serbia and Ukraine. The investigation was limited to a reasonable number of exporting producers by using a sample in accordance with Article 17(1) of Regulation (EU) 2016/1036 of the European Parliament. The criteria used to select the sample was the volume of the product concerned exported to the European Union during the investigation period. As a result, three companies, CSN, Usiminas and Arcelor Mittal, collectively responsible for 97% of total steel exports from Brazil to the European Union, were chosen as part of the sample subject to investigation.

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

In October 2022, the European Commission initiated the five year “sunset review” of AD duties on imports of certain hot-rolled flat steel products originating from, among other countries, Brazil. The final result was issued in December 2023 maintaining the antidumping order for another five years.

Tin Free Steel

In September 2021, the European Commission initiated an anti-dumping investigation concerning imports of electrolytic chromium coated steel (tin free steel) products originating from Brazil and China. The European Commission issued a preliminary determination in May 2022, opting not to impose provisional duties on the imports of hot-rolled products from Brazil into the European Union. In October 2022, the European Commission issued a final determination imposing definitive AD duties for the exports of electrolytic chromium coated steel products into the European Union from Brazil. The duties imposed were a tariff rate of €348.39/ton for CSN.

Safeguard Measures

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

The European Commission published on February 2024 a notice of initiation concerning the possible extension in time and review of the safeguard measures applicable to imports of certain steel products. The review investigation was prompted by a request for extension submitted by 14 member states which contains sufficient evidence suggesting that the safeguard measure continues to be necessary to prevent or remedy serious injury.

The European Commission may extend the measures until July 17, 2026. Since the measure in place will lapse on June 30, 2024, the European Commission must render its decision before this date.

CBAM

The regulation 2023/956, establishing the Carbon Border Adjustment Mechanism (CBAM) aimed at combating carbon leakage from cement, iron, steel and aluminum, has entered into force in October 2023. The regulation institutes a carbon tax on these products originated on other countries and destined for trade within the EU. EU importers have to report import volumes and the quantity of greenhouse gases originated in the imported goods started from October 1, 2023. As this is a transition phase, no financial adjustment will be required at this time.

During the CBAM transition period, CBAM goods importers are subjected to a reporting obligation. The first CBAM report had to be submitted by January 31, 2024 (for imports in the fourth quarter of 2023). The last CBAM report must be submitted by January 31, 2026 (for imports in the fourth quarter of 2025).

The transition phase will serve as a learning period and it will allow the European Commission to collect useful information on embedded emissions to refine the methodology for the definitive period, which begins in 2026.

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

Brazil

In Brazil, we are subject to regulation and supervision by the MDIC, the Secretary of Foreign Trade (Secretaria de Comércio Exterior), and the Department of Trade Defense (Departamento de Defesa Comercial).

Ongoing Antidumping Investigations

Tin mill products: In February 2024, the Brazilian Department of Trade Defense initiated an anti-dumping investigation concerning the imports of tin mill products (tin free steel and tin plate) originating from China.

Pre-painted products: In March 2024, the Brazilian Department of Trade Defense initiated an anti-dumping investigation concerning the imports of pre-painted products originating from China.

For more information, see “Item 3. Key Information––3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Protectionist and other measures adopted by foreign governments could adversely affect our export sales.”

Overview of Steel Industry

Global Steel Industry

The global steel industry comprises hundreds of steelmaking facilities divided into two major categories: integrated steelworks and non-integrated steelworks, depending on the method used for producing steel. Integrated plants, which accounted for approximately two-thirds of worldwide crude steel production in 2023, typically produce steel by smelting in blast furnaces the iron oxide found in ore and refining the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, in electric arc furnaces. Non-integrated plants (sometimes referred to as mini-mills), which accounted for approximately one-third of worldwide crude steel production in 2023, produce steel by melting scrap metal, occasionally complemented with other metallic materials, such as direct reduction iron or hot-briquette iron, in electric arc furnaces. Industry experts expect that a lack of a reliable and continuous supply of quality scrap metal, as well as the high cost of energy, may restrict the growth of mini-mills.

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

In 2022, global crude steel production was 1,879 million tons, which represented a decrease of 81 million tons, or (4.2)%, as compared to 2021, due to a decrease in crude steel production of the main steel producing countries, including China, Japan, United States, Russia and Ukraine.

In 2023, global crude steel production was 1,892 million tons and was stable as compared to 2022.

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

According to the IBGE, Brazil’s GDP increased by 4.8%, 3.0% and 2.9% in 2021, 2022 and 2023, respectively. Crude steel production was 31.9 million tons in 2023, representing a decrease of 6.5% as compared to 2022, and domestic sales decreased 4.4% in 2023 to 19.4 million tons, due to the higher penetration of imports, with competitive prices mainly from China.

In 2021, Brazil’s GDP grew by 4.8% and crude steel production increased 16% as compared to 2020, which represented an increase of 11.7% as compared to 2019. In 2022, Brazil’s GDP grew by 3.0% and crude steel production contracted 5.8% as compared to 2021. Flat steel production contracted 10% compared to 2021 and semifinished products decreased of 6.7%. In 2023, Brazil’s GDP grew by 2.9% and crude steel production contracted 6.5% as compared to 2022. Flat steel production contracted 7% compared to 2022 and semifinished products decreased of 7.0%.

The Brazilian flat steel sector is shifting production to the higher value-added consumer durable sector, which is highly dependent on domestic consumer confidence that, in turn, is affected by economic policies and certain expectations of the current government administration. Over the past years, automobile manufacturers made significant investments in Brazil. In 2023, the apparent consumption of steel in Brazil increased 1.5% compared to 2022 (representing a decrease of 9.3% compared to 2021).

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

Competition in the Global Steel Industry

In 2023, Brazil maintained its place as the largest producer of crude steel in South America, with a production output of 31.9 million tons and a 1.7% share of total global production, according to data from the World Steel Association, or WSA. In 2023, Brazil maintained the ninth position in the global steel production ranking, accounting for 76.2% of total production in South America.

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

According to IABr, the Brazilian steel industry comprises 31 mills managed by 11 corporate groups, with an aggregate installed annual capacity of approximately 51 million tons, producing a full range of flat, long, carbon, stainless and specialty steel.

The following table sets forth the production of crude steel by Brazilian companies in the periods indicated:

	2021	2022
	(in millions of tons)
Production
Flat Steel
Gerdau	6.9	6.5
Usiminas	3.2	2.7
ArcelorMittal Tubarão	7.1	6.6

64

	2021	2022
	(in millions of tons)
CSN	4.3	3.8

Long Steel
Ternium Brasil	4.5	4.4
Other	10.1	10.1
Total	36.1	34.1

_____________

Source: IABr

*2023 data was not available as of the date of this annual report.

Capacity Utilization

Installed capacity in Brazil in 2023 was estimated at 51.5 million tons.

Exports/Imports

Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products. The Brazilian steel industry has taken several steps towards expanding its capacity to produce value-added products. The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years. Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports). In 2023, steel imports reached 5.02 million tons, which represented an increase of 52% as compared to 2022, and steel exports reached 11.7 million tons, or a slight decrease of 8.8%, as compared to 2022.

For information on the production by the largest Brazilian steel companies, see “—Market Participants and Competition—Competition in the Brazilian Steel Industry.”

Overview of Mining Industry

The Brazilian mining industry is focused on the extraction of iron, copper, gold, aluminum, nickel and niobium, which provides a surplus in Brazil’s trade balance, seizing vast natural mineral reserves and creating a high number of direct and indirect jobs. In 2023, the Brazilian mining industry accounted for 10% of Brazil’s total exports and 35% of Brazil’s trade balance. In 2023, iron ore exports represented 87%, or US$30.6 billion, of the Brazilian mining industry’s total exports.

According to The Commodity Exchange Inc., or Comex, in 2023, China was the country that most imported from the Brazilian mining industry, having imported a total of US$20.8 billion. Of the total exports of the Brazilian mining industry in 2023, 87% were related to iron ore, 10% to copper, 1% to precious metals and 2% to others.

Brazil is well-positioned as a supplier of the world’s iron ore demand. In 2023, Brazil accounted for 24% of the global production of iron ore, with a production of 453.2 million metric tons, in each case according to the global research and consulting firm Wood Mackenzie.

In addition, according to the MME, Brazil’s total iron ore reserves represented a volume of 34 billion metric tons in 2023, which accounted for approximately 18% of global iron ore reserves, evidencing the importance of Brazil to the global iron ore extraction sector.

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

The civil construction market in Brazil is affected by infrastructure and affordable housing projects, which account for a significant portion of Brazilian civil construction demand. The Green and Yellow Housing Program (Programa Casa Verde e Amarela), led by the Brazilian federal government to address Brazil’s housing deficit, is directed at affordable housing projects, which account for a significant portion of civil construction in Brazil. As of December 31, 2023, there was a deficit of approximately 6.3 million residential units in Brazil, according to the Union of Real Estate Purchase, Sale and Administration Companies (Sindicato das Empresas de Compra, Venda e Administração de Imóveis), or SECOVI.

In addition, infrastructure in Brazil presents ample room for development. Although Brazil was the ninth largest economy in the world in 2023, in terms of GDP and according to the World Bank, significant infrastructure bottlenecks present an important opportunity for civil construction and, consequently, for demand for cement.

4C. Organizational Structure

We conduct our business directly and through subsidiaries. For more information on our organizational structure, see note 10 to our audited consolidated financial statements included elsewhere in this annual report.

4D. Property, Plant and Equipment

Our principal executive offices are located in the city of São Paulo, state of São Paulo, and our main production operations are located in the city of Volta Redonda, state of Rio de Janeiro. Presidente Vargas Steelworks, our steel mill, is an integrated facility covering approximately four km squared and is located in the city of Volta Redonda, state of Rio de Janeiro. Our iron ore, limestone and dolomite mines are located in the state of Minas Gerais, which borders the state of Rio de Janeiro to the north. Each of these mines lies within 500 km of, and is connected by rail and paved road to, the city of Volta Redonda.

The table below sets forth certain material information regarding our properties as of December 31, 2023. For more information, see note 11 to our audited consolidated financial statements included elsewhere in this annual report.

Description	Activity		Country	State	City	Title
CSN	Presidente Vargas Steelworks	Steel Mill	Brazil	Rio de Janeiro	Volta Redonda	Owned
CSN	CSN Paraná	Galvanized and Pre-Painted Products	Brazil	Paraná	Araucária	Owned
CSN	CSN Porto Real	Galvanized Steel Producer	Brazil	Rio de Janeiro	Porto Real	Owned
CSN	Service Center	Distributor	Brazil	São Paulo	Mogi das Cruzes	Owned
CSN	Service Center	Distributor	Brazil	Bahia	Camaçari	Owned
CSN	Thermoelectric Plant	Energy	Brazil	Rio de Janeiro	Volta Redonda	Owned
CSN	Long Steel Plant	Long steel Manufacturer	Brazil	Rio de Janeiro	Volta Redonda	Owned
CSN	Distribution Center	Distributor	Brazil	Rio Grande do Sul	Canoas	Third Parties
CSN	Steel Distribution Center	Distributor	Brazil	Minas Gerais	Contagem	Third Parties
CSN	Distribution Center	Steel Distributor	Brazil	Rio Grande do Sul	Caxias do Sul	Third Parties
CSN	Distribution Center	Steel	Brazil	São Paulo	Jacareí	Third Parties
CSN	Distribution Center	Steel Distributor	Brazil	Bahia	Camaçari	Third Parties
CSN	Distribution Center	Steel Distributor	Brazil	Santa Catarina	Joinville	Third Parties
CSN	Distribution Center	Distributor	Brazil	São Paulo	Vargem G. Paulista	Third Parties
CSN	Office	Office	Brazil	São Paulo	São Paulo	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	Mogi das Cruzes	Owned
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Minas Gerais	Uberlândia	Owned
CSN Cimentos	Arcos Mine	Limestone Mine	Brazil	Minas Gerais	Arcos	Owned

Description	Activity		Country	State	City	Title
CSN Cimentos	Clinker and Cement Plant	Cement Manufacturer	Brazil	Minas Gerais	Arcos	Owned
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	Mauá	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	Ribeirão Preto	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	Americana	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	São José dos Campos	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	Osasco	Third Parties
CSN Cimentos	Cement Plant	Cement Manufacturer	Brazil	Rio de Janeiro	Volta Redonda	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Rio de Janeiro (Arará)	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Rio de Janeiro (Campo Grande)	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Queimados	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Itaboraí	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Barra Mansa	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Minas Gerais	Arcos	Third Parties
CSN Cimentos	Mine	Limestone Mine	Brazil	Paraíba	Pitimbu	Owned
Companhia Metalúrgica Prada	Service Center	Distributor	Brazil	São Paulo	Mogi das Cruzes	Owned
Companhia Metalúrgica Prada	Service Center	Distributor	Brazil	São Paulo	Bebedouro	Owned
Companhia Metalúrgica Prada	Steel Can Manufacturer	Packaging	Brazil	São Paulo	São Paulo	Owned
Companhia Metalúrgica Prada	Steel Can Manufacturer	Packaging	Brazil	Minas Gerais	Uberlândia	Owned
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	Rio de Janeiro	Resende	Third Parties
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	Rio Grande do Sul	Pelotas	Third Parties
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	Rio de Janeiro	Barão de Juparanã	Owned
Companhia Metalúrgica Prada	Distribution Center	Steel Roll	Brazil	São Paulo	Salto	Third Parties
Companhia Metalúrgica Prada	Distribution Center	Distributor	Brazil	São Paulo	Piracicaba	Third Parties
Companhia Metalúrgica Prada	Distribution Center	Distributor	Brazil	Minas Gerais	Contagem	Third Parties
CSN Mineração	Iron Ore Mine	Iron Ore Mine	Brazil	Minas Gerais	Congonhas	Owned and Third Parties
CSN Mineração	Ouro Preto Mine	Iron Ore Mine	Brazil	Minas Gerais	Ouro Preto	Owned
CSN Mineração	TECAR – Coal Terminal	Iron Ore Shipment	Brazil	Rio de Janeiro	Itaguaí	Third Parties
Minérios Nacional	Fernandinho Mine	Iron Ore Mine	Brazil	Minas Gerais	Rio Acima	Third Parties
ERSA	ERSA Office	Tin Mine	Brazil	Rondônia	Ariquemes	Owned
ERSA	ERSA Mine	Tin Mine	Brazil	Rondônia	Itapuã do Oeste	Owned
Companhia Siderúrgica Nacional, LLC	CSN LLC Office	Office	USA	Illinois	Chicago	Third Parties
Lusosider.	Lusosider	Flat Steel Producer	Portugal	Seixal	Seixal	Owned
SWT	SWT	Steel Profile	Germany	Saalfeld-Rudolstadt	Unterwellenborn	Owned
Consórcio Usina Hidrelétrica de Igarapava	Hydroelectric Facility	Energy	Brazil	São Paulo	Igarapava	Owned
Itá Energética S.A.	Hydroelectric Facility	Energy	Brazil	Rio Grande do Sul	Aratiba	Owned
TECON	TECON – Terminal de Containers	Logistics	Brazil	Rio de Janeiro	Itaguaí	Third Parties
MRS	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
FTL	Railway	Railway Logistics	Brazil	Several	Several	Third Parties

Description	Activity		Country	State	City	Title
TLSA	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
Elizabeth Cimentos S.A.	Cement Plant	Cement Manufacturer	Brazil	Paraíba	Alhandra	Owned
Elizabeth Cimentos S.A.	Distribution Center	Cement Distributor	Brazil	Bahia	Salvador	Third Parties
CSN Cimentos	Cargo Terminal	Cargo Terminal	Brazil	São Paulo	Ribeirão Preto	Owned
CSN Cimentos	Cargo Terminal	Cargo Terminal	Brazil	Pernambuco	Recife	Third Parties
CSN Cimentos	Cargo Terminal	Cargo Terminal	Brazil	Rio Grande do Norte	Macaíba	Third Parties
CSN Cimentos	Rio Blender e Cargo Terminal	Rio Blender e Cargo Terminal	Brazil	Rio de Janeiro	Rio de Janeiro	Owned
CSN Cimentos	Cement plant and limestone mine	Cement plant and limestone mine	Brazil	Rio de Janeiro	Cantagalo	Owned
CSN Cimentos	Cargo Terminal	Cargo Terminal	Brazil	Minas Gerais	Barbacena	Owned
CSN Cimentos	Cement plant Capoeira Grande	Cement plant Capoeira Grande	Brazil	Minas Gerais	Barroso	Owned
CSN Cimentos	Small hydroelectric power plant Macacos	Small hydroelectric power plant Macacos	Brazil	Minas Gerais	Sacramento	Owned
CSN Cimentos	Cement plant and limestone mine	Cement plant and limestone mine	Brazil	Minas Gerais	Montes Claros	Owned
CSN Cimentos	Cement plant and Matozinhos Mine	Cement plant and Matozinhos Mine	Brazil	Minas Gerais	Pedro Leopoldo	Owned
CSN Cimentos	Clay mine	Clay mine	Brazil	Minas Gerais	Matozinhos	Owned
CSN Cimentos	Limestone extraction	Limestone extraction	Brazil	Minas Gerais	Prados	Owned
CSN Cimentos	Cement plant	Cement plant	Brazil	Paraíba	Caaporã	Owned
CSN Cimentos	Cement grinding	Cement Grinding	Brazil	Bahia	Candeias	Owned
CSN Cimentos	Cement grinding and limestone mine	Cement grinding and limestone mine	Brazil	Goiás	Cocalzinho de Goiás	Owned
CSN Cimentos	Cement grinding	Cement grinding	Brazil	Espírito Santo	Serra / Vitória	Owned
CSN Cimentos	Cement grinding and aggregate	Cement grinding and aggregate	Brazil	São Paulo	Sorocaba	Owned
CSN Cimentos	Aggregate	Aggregate	Brazil	São Paulo	Mairiporã	Owned
CSN Cimentos	Aggregate	Aggregate	Brazil	São Paulo	Cajamar	Owned
CSN Cimentos	Aggregate	Aggregate	Brazil	São Paulo	Barueri	Owned
CSN Cimentos	Concrete plant	Concrete plant	Brazil	São Paulo	São José dos Campos	Third Parties
CSN Cimentos	Concrete plant	Concrete plant	Brazil	São Paulo	São Vicente	Owned
CSN Cimentos	Concrete plant	Concrete plant	Brazil	São Paulo	Guarujá	Owned
CSN Cimentos	Cargo Terminal and Concrete plant	Cargo Terminal and Concrete plant	Brazil	São Paulo	Santo André	Owned
CSN Cimentos	Office	Office	Brazil	São Paulo	São Paulo (Verbo Divino)	Owned
Metalgráfica Iguaçu	Manufacture of metal packaging	Manufacture of metal packaging	Brazil	Paraná	Ponta Grossa	Owner
Metalgráfica Iguaçu	Manufacture of metal packaging	Manufacture of metal packaging	Brazil	Goiás	Goiânia	Third Parties
CEEE-G	PCH Capigui	Energy	Brazil	Rio Grande do Sul	Marau	Third Parties
CEEE-G	PCH Forquilha	Energy	Brazil	Rio Grande do Sul	Maximiliano de Almeida	Third Parties
CEEE-G	PCH Guarita	Energy	Brazil	Rio Grande do Sul	Erval Seco	Third Parties
CEEE-G	PCH Herval	Energy	Brazil	Rio Grande do Sul	Santa Maria do Herval	Third Parties

Description	Activity		Country	State	City	Title
CEEE-G	PCH Ijuizinho	Energy	Brazil	Rio Grande do Sul	Eugênio de Castro	Third Parties
CEEE-G	PCH Ivaí	Energy	Brazil	Rio Grande do Sul	Júlio de Castilhos	Third Parties
CEEE-G	PCH Passo do Inferno	Energy	Brazil	Rio Grande do Sul	São Francisco de Paula	Third Parties
CEEE-G	PCH Santa Rosa	Energy	Brazil	Rio Grande do Sul	Santa Rosa	Third Parties
CEEE-G	PCH Toca	Energy	Brazil	Rio Grande do Sul	São Francisco de Paula	Third Parties
CEEE-G	UHE Canastra / PCH Bugres	Energy	Brazil	Rio Grande do Sul	Canela	Third Parties
CEEE-G	UHE Ernestina	Energy	Brazil	Rio Grande do Sul	Tio Hugo	Third Parties
CEEE-G	UHE Itaúba	Energy	Brazil	Rio Grande do Sul	Pinhal Grande	Third Parties
CEEE-G	UHE Jacuí (Leonel Brizola – Maia Filho)	Energy	Brazil	Rio Grande do Sul	Salto do Jacuí	Third Parties
CEEE-G	UHE Passo Real	Energy	Brazil	Rio Grande do Sul	Salto do Jacuí	Third Parties
CEEE-G	Reservatório Blang	Energy	Brazil	Rio Grande do Sul	São Francisco de Paula	Third Parties
CEEE-G	Reservatório Divisa	Energy	Brazil	Rio Grande do Sul	São Francisco de Paula	Third Parties
CEEE-G	Reservatório João Amado	Energy	Brazil	Rio Grande do Sul	Três Passos	Third Parties
CEEE-G	Reservatório Salto	Energy	Brazil	Rio Grande do Sul	São Francisco de Paula	Third Parties
CEEE-G	Sede administrativa Salto do Jacuí	Office	Brazil	Rio Grande do Sul	Salto do Jacuí	Third Parties
CEEE-G	UHE D. Francisca(1)	Energy	Brazil	Rio Grande do Sul	Nova Palma	Third Parties
Companhia Energética Chapecó	Hydroelectric Plant(²)	Hydroelectric Plant	Brazil	Santa Catarina	Ipuaçu	Third Parties
Brasil Central Energia	Small Hydroelectric Power Station	Small Hydroelectric Power Station	Brazil	Mato Grosso	Brasnorte	Third Parties
Santa Ana Energética	Small Hydroelectric Power Station	Small Hydroelectric Power Station	Brazil	Santa Catarina	Angelina	Third Parties
CERAN – Companhia Energética Rio das Antas	UHE – Monte Claro(3)	Energy	Brazil	Rio Grande do Sul	Monte Claro	Third Parties
EOL Ventos do Sul	Parque Eólico dos Índios(4)	Windy Energy	Brazil	Rio Grande do Sul	Osório	Third Parties
EOL Ventos do Sul	Parque Eólico Sangradouro(5)	Windy Energy	Brazil	Rio Grande do Sul	Osório	Third Parties
EOL Ventos do Sul	Parque Eólico Osório(6)	Windy Energy	Brazil	Rio Grande do Sul	Osório	Third Parties
Jaguari Energética	PCH – Furnas de Segredo(7)	Energy	Brazil	Rio Grande do Sul	Jaguari	Third Parties
CERAN – Companhia Energética Rio das Antas	UHE – 14 de Julho(8)	Energy	Brazil	Rio Grande do Sul	Bento Gonçalves	Third Parties
CERAN – Companhia Energética Rio das Antas	UHE – Castro Alves(9)	Energy	Brazil	Rio Grande do Norte	Castro Alves	Third Parties
_____________

(1)	15% of participation.
(2)	9% of participation.
(3)	30% of participation.
(4)	10% of participation.
(5)	10% of participation.
(6)	10% of participation.
(7)	10.5% of participation.
(8)	30% of participation.
(9)	30% of participation.

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

Item 4A. Unresolved Staff Comments

Since December 2023, we have received comment letters from the SEC regarding certain mining disclosures contained in our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed on April 27, 2023, to which we timely responded and, on April 25, 2024, we filed an amendment to our 2022 annual report in order to reflect the clarifications and updates requested by the SEC. The SEC comment process remains ongoing, and we cannot assure you that the SEC will be satisfied with our amendment, that it will not have additional comments or that it will not require us to file another amendment to our 2022 annual report.

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

The following table sets forth select Brazilian macroeconomic indicators for the periods indicated:

	Year ended December 31,
	2021	2022	2023
GDP growth (contraction) rate	4.8%	3.0%	2.9%
Inflation (IPCA)(1)	10.1%	5.8%	4.7%
Inflation (IGP-M)(2)	17.8%	5.5%	(3.2)%
CDI(3)	4.4%	12.4%	13.0%
Appreciation (depreciation) of the real against the U.S. dollar (end of period)	(7.4)%	(6.5)%	(7.2)%
Exchange rate at the end of period (US$1.00)	R$5.581	R$5.218	R$4.8413
Average exchange rate (US$1.00)	R$5.340	R$5.165	R$4.995
Unemployment rate(4)	13.2%	9.3%	7.8%

_____________

Sources: IBGE, Fundação Getúlio Vargas, Central Bank and CETIP.

(1)	The IPCA is measured by the IBGE.
(2)	The IGP-M is measured by the Fundação Getúlio Vargas.
(3)	The Interbank Deposit Rate, or CDI, represents the average interbank deposit rate performed during a given day in Brazil (accrued as of the last month of the period, annualized).
(4)	The unemployment rate (Pesquisa Nacional por Amostra de Domicílios) is measured by the IBGE.

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

Effects of Inflation and Interest Rates

Inflation measured by the IPCA index was 10.1%, 5.8% and 4.7% in 2021, 2022 and 2023, respectively, and was 17.8%, 5.5% and (3.2)%, respectively, as measured by the IGP-M index.

Inflation affects our financial performance by increasing our costs and expenses denominated in reais that are not linked to the U.S. dollar. Our cash costs and operating expenses are substantially denominated in reais and have tended to follow the Brazilian inflation ratio, because our suppliers and service providers generally increase or decrease prices to reflect Brazilian inflation. In addition, certain of our real-denominated debt is indexed to consider the effects of inflation. Under this debt, the principal amount is generally adjusted with reference to inflation indices. A significant portion of our real-denominated debt bears interest based on the CDI rate, which is partially adjusted for inflation. The CDI rate as of December 31, 2021, 2022 and 2023 was 4.4%, 12.4% and 13.0%, respectively.

Steel Market

In 2021, 2022 and 2023, our steel segment represented 62.8%, 66.1% and 50.0% of our net revenues, respectively, and 45.3%, 45.7% and 14.3% of our gross profit, respectively. In 2023, 72.7% of our steel revenues were from domestic sales in Brazil and 27.3% were from sales abroad, as compared to 70.2% and 29.8%, respectively, in 2022.

According to the WSA, global crude steel production was 1.89 billion tons in 2023, representing a slight decrease of 0.0% compared to 2022 and a decrease of 3.8% compared to 2021. In 2023, China was responsible for 1,019.1 million tons, or about 54%, of the global output, maintaining the same levels of 2022. India’s crude steel production in 2023 was 140.7 thousand tons, representing an increase of 12.2% compared to 2022. In the European Union, production was 126.3 million tons in 2023, representing a decrease of 7.4% compared to 2022. In the United States, crude steel production was 80.7 million tons in 2023, representing an increase of 0.2% compared to 2022.

According to IABr, domestic crude steel production was 31.9 million tons in 2023, or a 6.5% decrease as compared to 2022, while rolled steel output was 21.8 million tons in 2023, or a 7.0% decrease as compared to 2022.

Domestic steel product consumption in Brazil was 23.9 million tons in 2023, or a 1.5% increase compared to 2022, while domestic sales decreased 4.4% to 19.4 million tons. Annual imports to Brazil were 5.0 million tons, or a 50% increase as compared to 2022, and exports decreased 1.8%, from 11.9 million tons in 2022 to 11.7 million tons in 2023.

The WSA estimates that global steel demand, including China, totaled 1.8 billion tons in 2023, which represents an increase of 1.8% as compared to 2022. Crude steel production decreased in 2023 in: South America by (5.7)%, North America by (1.7)% and European Union by (7.4)% in each case as compared to 2022. Asia and Oceania increased the production by 0.7% in 2023.

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

Product Mix and Prices

Our steel products fall into four categories: hot-rolled, cold-rolled, coated (zinc coated, Al-Zn or painted) and tin mill (tin free steel and tin plate).

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

We consider our flexibility in shifting between domestic and foreign markets, and our ability to monitor and optimize inventory levels in light of changing demand, as key to our success. The following table sets forth a break-down of our sales volume by product:

	Sales Volumes
	Tons			% of Sales Volumes
				In Market*			Total
	2021	2022	2023	2021	2022	2023	2021	2022	2023
Domestic sales
Hot-rolled	1,312	1,266	1,173	41%	41%	40%	29%	29%	28%
Cold-rolled	444	421	355	14%	14%	12%	10%	10%	9%
Galvanized	872	887	875	27%	29%	30%	19%	20%	21%
Tin plate	327	274	260	10%	9%	9%	7%	6%	6%
Long steel	221	227	254	7%	7%	9%	5%	5%	6%
Subtotal	3,176	3,075	2,917	100%	100%	100%	69%	70%	70%

Sales abroad
Slabs	-	8	-	0%	1%	0%	0%	0%	0%
Hot-rolled	95	68	92	7%	5%	7%	2%	2%	2%
Cold-rolled	32	36	55	2%	3%	4%	1%	1%	1%
Galvanized	481	418	479	34%	32%	38%	10%	10%	11%
Tin plate	79	65	18	6%	5%	1%	2%	1%	0%
Long steel	740	719	605	52%	55%	48%	16%	16%	15%
Subtotal	1,427	1,315	1,249	100%	100%	100%	31%	30%	30%

Total sales
Slabs	-	8	-				0%	0%	0%
Hot-rolled	1,407	1,334	1,265				31%	30%	30%
Cold-rolled	476	457	411				10%	10%	10%
Galvanized	1,353	1,305	1,354				29%	30%	32%
Tin plate	406	339	278				9%	8%	7%
Long steel	960	946	859				21%	22%	21%
Total	4,603	4,389	4,166				100%	100%	100%

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

	Net Operating Revenues
				% of net operating revenues
				In Market*			Total
	2021	2022	2023	2021	2022	2023	2021	2022	2023
	(in millions of R$)
Domestic sales
Hot-rolled	7,676	7,122	5,324	36%	35%	32%	26%	24%	23%
Cold-rolled	2,930	2,518	1,860	14%	12%	11%	10%	9%	8%
Galvanized	6,349	6,531	5,352	30%	32%	32%	21%	22%	24%
Tin plate	2,956	2,910	2,555	14%	14%	15%	10%	10%	11%
Long steel	1,126	1,065	1,117	5%	5%	7%	4%	4%	5%
Other products	362	441	307	2%	2%	2%	1%	2%	1%
Subtotal	21,400	20,588	16,516	100%	100%	100%	71%	70%	73%

Sales abroad
Slabs	-	25	-	0%	0%	0%	0%	0%	0%
Hot-rolled	633	379	402	7%	4%	6%	2%	1%	2%
Cold-rolled	190	212	265	2%	2%	4%	1%	1%	1%
Galvanized	3,495	3,030	2,514	40%	35%	41%	12%	10%	11%
Tin plate	528	604	140	6%	7%	2%	2%	2%	1%
Long steel	3,699	4,371	2,765	43%	50%	45%	12%	15%	12%
Other products	147	132	116	2%	2%	2%	0%	0%	1%
Subtotal	8,691	8,753	6,201	100%	100%	100%	29%	30%	27%

Total sales
Slabs	0	25	0	0%	0%	0%	0%	0%	0%
Hot-rolled	8,309	7,501	5,726	28%	26%	25%	28%	26%	25%
Cold-rolled	3,120	2,731	2,124	10%	9%	9%	10%	9%	9%
Galvanized	9,843	9,561	7,867	33%	33%	35%	33%	33%	35%
Tin plate	3,485	3,515	2,695	12%	12%	12%	12%	12%	12%
Long steel	4,824	5,436	3,882	16%	19%	17%	16%	19%	17%
Other products	510	573	423	2%	2%	2%	2%	2%	2%
Total	30,091	29,341	22,718	100%	100%	100%	100%	100%	100%

_____________

*% of sales volume in the market means the participation of each product line in domestic sales and sales abroad.

Mining Market

The beginning of 2023 was marked by a lifting of the COVID zero policies in China among a series of economic stimulus to reach the country’s GDP target by the end of the year and reignite the several sectors such as the civil construction, manufacturing, automotive and others. These measures had a positive short-term effect, but weren’t enough to prevent a slowdown in growth, especially in the property market, which was historically the main consumer of steel. By the second half of the year, the world saw an increase in the steel production in China with higher blast furnaces rates due to several economic packages from the Chinese government. One of the main objectives of the economic packages was to boost the consumption of goods, the manufacturing and infrastructure sectors in order to mitigate the deceleration of the property market sector and dissipate major risks of not reaching the GDP targets. Since the stimulus did not respond to a domestic recovery, it promoted the growth of China’s steel exports to other countries, which represented an increase of 36% compared to 2022. Chinese annual iron ore imports increased to 1,168 billion tons in 2023, as compared to 1,108 billion tons in 2022, and the global seaborne iron ore market increased to 1,164 billion tons in 2023, as compared to 1,091 billion tons in 2022.

For more information regarding updates in the Chinese market, see “Item 3. Key Information––3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Adverse economic conditions in China and an increase in global iron ore production capacity could materially and adversely affect us.”

In 2021, 2022 and 2023, our mining segment represented 38%, 28% and 38% of our net revenues, respectively, and 47%, 41% and 60% of our gross profit, respectively. In 2023, 89% of our mining revenues came from exports and 11% from the domestic market, as compared to 86% and 14%, respectively, in 2022.

Cement Market

In 2021, 2022 and 2023, our cement segment represented 3.0%, 6.4% and 9.9% of our net revenues, respectively, and 2.4%, 6.4% and 7.2% of our gross profit, respectively.

Energy and Logistics Markets

The performance of our energy and logistics segments is directly related to the performance of our steel and mining segments. In 2021, 2022 and 2023, these segments represented an aggregate of 5.0%, 6.6% and 7.6% of our net revenues, respectively, and an aggregate of 3.4%, 6.7% and 10.6% of our gross profit, respectively. A material portion of the revenues in these segments is derived from our steel and mining operations, which utilize our logistics network and energy output.

Accounting for Mining Production Used in Our Steel Production

We are currently self-sufficient for the iron ore used in our steel production, except for pellets. We extract iron ore from our mines owned by CSN Mineração, which mines, in 2023, provided approximately 3.5 million tons of iron ore. We sell the remainder of our iron ore production to third parties in Brazil and abroad.

We record the cost of iron ore for our steel production on our income statement in cost of products sold at its extraction cost plus transport cost from the mine. In 2021, 2022 and 2023, these costs were R$2,939 million, R$1,488 million and R$1,198 million, respectively.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make estimates concerning a variety of matters, some of which are highly uncertain, and our estimates involve judgments we make based on the information available to us. For more information, see note 2.b to our audited consolidated financial statements included elsewhere in this annual report.

Recently Issued Accounting Pronouncements Not Adopted by Us

The standards, amendments to standards and IFRS interpretations issued by the IASB that are not yet effective and were not early adopted by us for the year ended December 31, 2023 are described in note 2.e to our audited consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents certain financial information with respect to our results of operations for each of the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021	2022	2023	2023(1)
	(in millions of R$, except per share data)			(in millions of US$, except per share data)
Net operating revenues	47,912	44,362	45,437	9,385
Cost of products sold	(25,837)	(31,054)	(33,475)	(6,914)
Gross profit	22,075	13,308	11,962	2,471
Operating expenses
Selling	(2,372)	(2,576)	(3,729)	(770)
General and administrative	(588)	(674)	(761)	(157)
Equity in results of affiliated companies	183	238	351	73
Other expenses	(1,716)	(2,908)	(3,087)	(638)
Other income	2,958	253	450	93
Total	(1,535)	(5,666)	(6,776)	(1,399)

Operating income	20,540	7,642	5,186	1,072
Non-operating income (expenses), net
Financial income	1,167	(78)	1,656	(342)
Financial expenses	(3,111)	(3,437)	(5,807)	(1,199)

(Loss) income before taxes	18,596	4,127	1,035	214
Income tax
Current	(4,241)	(1,538)	(1,036)	(215)
Deferred	(759)	(421)	(404)	83

Net income (loss) for the period	13,596	2,168	403	82

Net income (loss) attributable to noncontrolling interest	1,337	614	721	149
Net income (loss) attributable to CSN	12,259	1,554	(318)	(66)
Basic earnings per common share	8.90654	1.17108	(0.23996)	(0.04957)
Diluted earnings per common share	8.906540	1.17108	(0.23996)	(0.04957)

_____________

(1)	Translated solely for the convenience of the reader at the rate of R$4.8413 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2023, as reported by the Central Bank.

Year 2023 Compared to Year 2022

We maintain integrated operations in five business segments: steel, mining, logistics, cement and energy. We manage and control the performance of our various business segments considering our proportional interest in our jointly controlled entity, MRS, reflected in the figures presented below.

Our consolidated results for the years ended December 31, 2022 and 2023 by business segment are presented below:

	Year ended December 31, 2022
	Steel	Mining	Port	Railway(1)	Energy	Cement	Corporate Expenses/ Elimination	Consolidated
	(in millions of R$)
Net revenue
Domestic market	20,588	1,700	308	2,312	293	2,820	(4,064)	23,957
Foreign market	8,753	10,825					827	20,405
Total net revenue	29,341	12,525	308	2,312	293	2,820	(3,237)	44,362
Cost of sales and services	(23,256)	(7,105)	(221)	(1,507)	(287)	(1,974)	3,296	(31,054)
Gross profit	6,085	5,420	87	805	6	846	59	13,308
Selling, general and administrative expenses	(1,314)	(352)	(33)	(153)	(44)	(386)	(967)	(3,250)
Other operating (income) expenses, net	(778)	(450)	(14)	34	39	(105)	(1,380)	(2,654)
Equity in results of affiliated companies							238	238
Operating result before net financial income (expenses) and taxes	3,993	4,618	40	685	1	355	(2,051)	7,642

_________________

(1)	Railway logistics in our segment break-down includes our investee MRS, which is not consolidated in our audited consolidated financial statements and is reflected only in equity in results of affiliated companies.

	Year ended December 31, 2023
	Steel	Mining	Port	Railway(1)	Energy	Cement	Corporate Expenses/ Elimination	Consolidated
	(in millions of R$)
Net revenue
Domestic market	16,516	1,804	266	2,645	546	4,511	(4,209)	22,079
Foreign market	6,201	15,331	-	-	-	-	1,827	23,359
Total net revenue	22,717	17,136	266	2,645	546	4,511	(2,382)	45,438
Cost of sales and services	(21,008)	(9,932)	(249)	(1,493)	(441)	(3,644)	3,292	(33,475)
Gross profit	1,709	7,204	17	1,152	104	866	910	11,963
Selling, general and administrative expenses	(1,219)	(421)	(11)	(219)	(58)	(558)	(2,005)	(4,490)
Other operating (income) expenses, net	(1,065)	(975)	(1)	10	189	(254)	(542)	2,637
Equity in results of affiliated companies	-	-	-	-	-	-	351	351
Operating result before net financial income (expenses) and taxes	(574)	5,808	6	944	235	55	(1,286)	5,186

_________________

(1)	Railway logistics in our segment break-down includes our investee MRS, which is not consolidated in our audited consolidated financial statements and is reflected only in equity in results of affiliated companies.

Net Operating Revenues

Net operating revenues increased R$1,075 million, or 2.4%, from R$44,362 million in 2022 to R$45,437 million in 2023, due to record sales of iron ore in the year and the growth of the cement operation.

Net domestic operating revenues decreased R$1,879 million, or 8.5%, from R$R$23,957 million in 2022 to R$22,078 million in 2023, due to the decrease in sales volume and prices in the steel segment.

Net revenues of exports and sales abroad increased R$2,954 million, or 12.6%, from R$20,405 million in 2022 to R$23,359 million in 2023, due mainly to higher iron ore prices and an increase in sales volume in our mining segment.

Steel

Steel net operating revenues decreased R$6,623.5 million, or 22.6%, from R$29,341.0 million in 2022 to R$22,717.5 million in 2023. Sales volume decreased 5.1%, from 4,391.7 million tons in 2022 to 4,166.1 million tons in 2023. Steel net domestic operating revenues decreased R$4,072.0 million, or 19.8%, from R$20,588.2 million in 2022 to R$16,516.3 million in 2023. Steel net revenues of exports and sales abroad decreased R$2,551.6 million, or 29.2%, from R$8,752.8 million in 2022 to R$6,201.2 million in 2023, due to lower steel prices and sales volume.

Mining

Mining net operating revenues increased R$4,610.5 million, or 36.8%, from R$12,525.1 million in 2022 to R$17,135.6 million in 2023, due to an increase of 28% in sales volume, from 33.3 million tons in 2022 to 42.7 million tons in 2023. In 2023, iron ore production reached 42.7 million tons, which represented a 26.6% increase over the same period in 2022, which proves the operational excellence achieved by the company throughout the year.

Cement

Our net operating revenues from the cement segment increased 60.0%, from R$2,819.6 million in 2022 to R$4,510.6 million in 2023, mainly due to a 75.8% increase in sales volume. This increase in sales volume was due to the capturing of synergies from the consolidation of LafargeHolcim (Brasil) S.A.’s operations as of September 2022.

Energy

Our net operating revenues from the energy segment increased 86.2%, from R$293.0 million in 2022 to R$546 million in 2023, mainly due to the consolidation of CEEE’s operations in 2023.

Logistics

In 2022, net operating revenues from railway logistics were R$2,311.8 million and net operating revenues from port logistics were R$308.0 million, while in 2023, net operating revenues from railway logistics were R$2,644.9 million and net operating revenues from port logistics were R$265.9 million. In 2023, port logistics handled 1,100 tons of steel products, 35 tons of general cargo, 58,000 containers and 659 tons of bulk.

Cost of Products Sold

Cost of products sold increased R$2,421 million, or 7.2%, from R$31,054 million in 2022 to R$33,475 million in 2023, mainly in the mining segment with the strong increase in sales volume and purchase volume, leveraged by prices of iron ore, which effects were partially offset by a reduction in steel sales volumes.

Steel

Steel costs of products sold decreased 9.7%, from R$23,256.3 million in 2022 to R$21,008.0 million in 2023, mainly due to lower sales volume in the period.

The following table sets forth a breakdown of our steel production costs in the periods presented. Except for coal and coke, which we import, and certain metals (such as aluminum, zinc and tin) with domestic prices linked to international prices, our production costs are mostly denominated in reais.

	2022		2023		Variation 2023 v. 2022
	(in millions of R$)	(in R$/ton)	(in millions of R$)	(in R$/ton)	(in millions of R$)	(in R$/ton)
Raw materials	13,410	3,596	9,556	2,941	(3,854)	(655)
Iron ore	1,488	399	1,198	368	(290)	(31)
Coal	2,433	652	1,653	508	(780)	(144)
Coke	4,367	1,171	2,480	763	(1,187)	(408)
Metals	988	265	733	226	(255)	(39)
Outsourced slabs	840	225	1,255	388	415	163
Pellets	2,120	596	1,500	461	(620)	(135)
Scrap	221	59	64	19	(157)	(40)
Other	952	255	673	208	(279)	(47)
Labor	987	265	1,107	340	120	75
Other production costs	4,691	1,258	5,179	1,594	488	336
Energy / fuel	1,768	474	1,664	513	(104)	39
Services and maintenance	930	249	1,201	369	271	120
Tools and supplies	633	170	672	207	39	37
Depreciation	966	259	1,086	334	120	75
Other	394	106	566	171	162	65
Total	19,088	-	15,842	-	(3,246)	-

Mining

Our mining costs of products sold increased R$2,826.5 million, or 39.8%, from R$7,105.4 million in 2022 to R$9,931.9 million in 2023, mainly due to an increase of 9,332 tons in sales volume and higher purchases made in the period.

Cement

Cost of products sold attributable to our cement segment increased R$1,669.9 million, or 328.5%, from R$1,974.4 million in 2022 to R$3,644.4 million in 2023, mainly due to the 75.8% increase in sales volume as a result of our acquisition of LafargeHolcim.

Energy

Cost of products sold attributable to our energy segment increased R$153.9 million, or 53.6%, from R$287.3 million in 2022 to R$441.3 million in 2023, mainly due to the update of the energy contracts and the acquisition of CEEE-G in the fourth quarter of 2022.

Logistics

Cost of services attributable to our logistics segment increased R$14.1 million, or 0.8%, from R$1,727.5 million in 2022 to R$1,741.7 million in 2023, mainly due to adjustments in fuel prices.

Gross Profit

Gross profit decreased R$1,346 million, or 11.3%, from R$13,308 million in 2022 to R$11,962 million in 2023, with an impact on gross margin of 3.6 p.p., mainly due to difficulties faced in the steel segment throughout the year.

Steel

Gross profit in the steel segment decreased R$4,375.2 million, or (71.9)%, from R$6,084.7 million in 2022 to R$1,709.5 million in 2023, due to the reasons discussed above.

Mining

Gross profit in the mining segment increased R$1,784.1 million, or 32.9%, from R$5,419.7 million in 2022 to R$7,203.8 million in 2023, due to the reasons discussed above.

Cement

Gross profit in the cement segment increased R$21.1 million, or 2.5%, from R$845.1 million in 2022 to R$866.2 million in 2023, due to the reasons discussed above.

Energy

Gross profit in the energy segment increased R$98.8 million, or 1,734.5%, from R$5.7 million in 2022 to R$104.5 million in 2023, due to the reasons discussed above.

Logistics

Gross profit in the logistics segment increased R$277.0 million, or 31.0%, from R$892.2 million in 2022 to R$1,169.2 million in 2023, due to the reasons discussed above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased R$1,240.0 million, or 27.6%, from R$3,249.9 million in 2022 to R$4,490.0 million in 2023. Selling expenses increased R$1,153 million, or 30.9%, from R$2,575.4 million in 2022 to R$3,729.0 million in 2023, mainly due to a decrease in volume sold pursuant to cost, insurance and freight – CIF agreements, which effects were partially offset by an increase in average freight rates. General and administrative expenses increased R$86.7 million, or 11.5%, from R$674.1 in 2022 to R$760.8 million in 2023.

Other Operating Income (Expenses)

Other net operating income (expenses) decreased R$17.4 million, or (0.7)%, from a net operating expense of R$2,654.6 million in 2022 to a net operating expense of R$2,637.2 million in 2023.

Other operating income remained relatively stable at R$450.0 million in 2023, compared to R$253.2 in 2022, mainly due to (i) R$79.7 million relating to the update of Usiminas share’s fair value, and (ii) the gain on the sale of Consortium Machadinho in the aggregate amount of R$114.8 million.

Other operating expenses remained relatively stable at R$3,087.2 million in 2023, compared to R$2,907.8 million in 2022, mainly due to R$174.8 million of idleness in stocks and paralyzed equipment, partially offset by R$334.3 million of cash flow hedge accounting realized.

Equity in Results of Affiliated Companies

Equity in results of affiliated companies increased R$113.2 million, or 32.2%, from a gain of R$237.9 million in 2022 to a gain of R$351.1 million in 2023, mainly due to an increase in the net income of our investee MRS.

Operating Income

Operating income decreased R$2,455 million, or (47.3)%, from R$7,641.5 million in 2022 to R$5,186.7 million in 2023, due to the reasons discussed above.

Net Financial Income (Expenses)

Net financial expenses increased R$636.3 million, or 15.3%, from R$3,515.0 million in the period ended December 31, 2022 to R$4,151.3 million in period ended December 31, 2023, mainly due to an increase of (i) R$1,506.4 million in gains on our shares in Usiminas and (ii) R$62.7 in income from financial investments, which effects were partially offset by (a) R$1.069.3 million in interest expense on borrowings, financing and debentures, (b) R$21.5 million in interest expenses on drawn/forfaiting risk operations, and (c) R$1,190.4 million in foreign exchange results.

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

At statutory rates, we had an income tax and social contribution expense of R$1,403.0 million in 2022 and R$352 million in 2023, which represents 34% of our income before taxes. After adjustments to meet the effective income tax rates, we recorded an income tax and social contribution expense of R$1,958.8 million in 2022 and R$632.7 million in 2023. Expressed as a percentage of pretax income, our effective income tax rate was 47.5% in 2022 and 61.1% in 2023. In 2023, in order to meet the effective income tax rate, we had a negative net adjustment of R$337 million, mainly due to a negative impact of R$181 million in tax on the results of subsidiaries at different rates or not taxed and R$92 million in transfer pricing adjustments and profits outside of Brazil.

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

Net Income for the Year

In 2023, we recorded net income of R$403.0 million, as compared to R$2,167.7 million in 2022. The decrease of R$1,764.7 million, or 81.4%, was due to the reasons discussed above.

Year 2022 Compared to Year 2021

For this discussion, see our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 27, 2023.

Reconciliation of Net Income for the Year to EBITDA

	Year ended December 31,
	2021	2022	2023	2023(1)
	(in millions of R$)			(in millions of US$)
Net income	13,596	2,168	403	83
Depreciation/amortization/depletion	2,115	2,792	3,291	680
Income tax and social contribution	5,000	1,959	633	131
Net financial income	1,944	3,515	4,151	857
EBITDA(2)	22,655	10,434	8,478	1,751

_____________

(1)	Translated solely for the convenience of the reader at the rate of R$4.8413 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2023, as reported by the Central Bank.
(2)	We calculate EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results from discontinued operations.

For more information on our presentation of the non-IFRS measure of EBITDA, see “Presentation of Financial and Other Information—Non-IFRS Financial Measure.”

5B. Liquidity and Capital Resources

Overview

Our main uses of funds are capital expenditures and debt repayments. We have historically met these requirements with cash generated by our operating activities and through the issuance of short and long-term debt instruments. In 2023, we met our cash needs primarily through a combination of operating cash flow, cash and cash equivalents on hand and newly issued long-term debt instruments in order to repay the portion of our total debt maturing in 2023.

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

Sources of Funds and Working Capital

Cash Flows

Cash and cash equivalents increased to R$16,046 million as of December 31, 2023, as compared to cash and cash equivalents of R$11,991 million as of December 31, 2022.

Operating Activities

Cash provided by operating activities increased R$5,250 million, or 257.0%, from R$2,042 million in 2022 to R$7,292 million in 2023, mainly due to the R$1,765 million decrease in our net income, adjusted by R$811 million in certain reconciling items that do not represent cash receipts or disbursements, such as the negative change of R$1,525 million in the fair value of our Usiminas shares, reflected in our net income that did not affect our cash provided by operating activities, and the positive change of R$991 million in charges on loans and financing granted, as well as depreciation and amortization expenses, deferred income taxes, foreign exchange variations and minor other changes that, in the aggregate, amount to R$1,345 million.

Additionally, we had net changes in certain operating assets and liabilities, including an increase of R$1,642 million in trade receivables, a decrease of R$820 million in taxes recoverable, an increase of R$2,291 million in taxes payable, a decrease of R$1,113 million in interest payments and a decrease of R$1,129 million in suppliers, which effects were partially offset by an increase of R$2,038 million in inventories and an increase of R$5,065 million in advance of customers, as well as a decrease of R$1,027 million as settlement of our Platts iron ore index hedge and a negative change of our receipt of R$370.0 million pursuant to a compulsory loan in 2022.

Investing Activities

Cash used in investing activities was R$4,589 million in 2023 and cash provided by investing activities was R$11,455 million in 2022. The increase of R$6,865 million in cash used in investing activities was mainly due to payments of R$8,547.3 million to acquire equity interests in certain companies in 2022 (see “Item 4. Information on the Company—4B. Business Overview—Investments and Divestitures—Acquisition Activity”), and a decrease of R$1,056 million to acquire certain property, plant and equipment. These effects were partially offset by our receipt of cash and equivalents in the amount of R$1,206 million in the context of these acquisitions made in 2022 and the increased of R$324 million in the context of other acquisitions Additionally, in 2022, we received R$230 million in income from financial investments and receipt of sale of equity interest.

Financing Activities

Cash provided by financing activities was R$1,323 million in 2023 and cash used by financing activities was R$4,747 million in 2022. This decrease of R$3,423 million in cash provided by financing activities was mainly due to (i) a decrease of R$939 million in debt amortization payments in 2023, as compared to 2022 and (ii) a decrease of R$4,549 million in new borrowings, financing and debentures. These effects were partially offset by (iii) a decrease of R$224 million in dividends and interest on shareholders’ equity paid in 2023, as compared to 2022.

Trade Accounts Receivable Turnover Ratio

Our trade accounts receivable turnover ratio, which is the ratio between our trade accounts receivable and our net operating revenues, measured in days of sales, was 20 days, 23 days and 23 days as of December 31, 2021, 2022 and 2023, respectively.

Inventory Turnover Ratio

Our inventory turnover ratio, which we measure by dividing our inventories by our annualized cost of products sold, measured in days of cost of products sold, was 140 days, 119 days and 91 days as of December 31, 2021, 2022 and 2023, respectively.

Trade Accounts Payable Turnover Ratio

Our trade accounts payable turnover ratio, which we measure by dividing our trade accounts payable by our cost of products sold, measured in days of cost of products sold, was 134 days, 143 days and 136 days as of December 31, 2021, 2022 and 2023, respectively. This decrease in extension of payment terms reflects our renegotiation of commercial terms with our suppliers and contractors.

Liquidity Management

Given the capital intensive and cyclical nature of our industry and the generally volatile Brazilian macroeconomic environment, we retain cash on hand to run our operations and to meet our short-term financial obligations. As of December 31, 2023, cash and cash equivalents were R$16,252 million, as compared to R$11,991 million as of December 31, 2022 and R$16,646 million as of December 31, 2021.

As of December 31, 2023, our short-term and long-term indebtedness accounted for 16.9% and 83.1%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately 54 months.

Capital Expenditures and Investments

In 2023, we had capital expenditures and investments of R$4,523 million, mainly as follows:

•	R$1,954 million in our steel segment: productivity and modernization projects to improve performance, including major overhauls of coke batteries, automation and efficiency improvements, maintenance and spare parts across all of our steel facilities.
•	R$1,549 million in our mining segment: mining expansion projects, investments in tailings filtering and expansion of the Itaguaí port.
•	R$730 million in our cement segment: sustaining projects in our Barroso, Arcos, Volta Redonda, Pedro Leopoldo, Caaporã, Alhandra and Montes Claros units.
•	R$290 million in our logistics and energy segments.

Debt and Derivative Instruments

As of December 31, 2022 and 2023, our total debt (composed of current and non-current portions of borrowings and financings) was R$40,919 million and R$44,859 million (including transactions costs), respectively, which represents and 187.6% and 227.9% of shareholders’ equity as of December 31, 2022 and 2023, respectively. As of December 31, 2023, our short-term debt (comprising current borrowings and financings, which includes the current portion of long-term debt) was R$7,613 million and our long-term debt (comprising non-current borrowings and financings) was R$37,245 million.

As of December 31, 2023, approximately 39.6% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars. Our policy is to protect ourselves against foreign exchange losses and interest rate losses on our debt, which we do through hedge accounting.

The following table sets forth our borrowings, financing and debentures, which we record at amortized cost:

	As of December 31, 2023
	Current liabilities	Non-current liabilities
	(in millions of R$)
Debt agreements in the international market
Variable interest:
US$
Prepayment	548	6,576
Fixed interest:
US$
Bonds, perpetual bonds, facility, CCE and ACC	2,080	17,816
EUR
Facility	328	114
	2,956	24,506
Debt agreements in Brazil
Variable interest:
R$
BNDES/FINAME, debentures, NCE and CCB	4,746	13,265
Total borrowings and financing	7,702	37,771
Transaction costs and issue premiums	(88)	(526)
Total borrowings and financing + transaction costs	7,614	37,245

For more information, see notes 13 and 14 to our audited consolidated financial statements included elsewhere in this annual report.

Debt Maturity Profile

In February 2022, CSN Resources S.A. issued US$500.0 million in aggregate principal amount of 5.875% senior notes due 2032, guaranteed by us. We used part of the proceeds from this issuance in our repurchase of US$300.0 million in aggregate principal amount of 2026 notes. In May 2022, CSN Mineração obtained a US$375.0 million syndicated loan, secured by the Italian export credit agency Servizi Assicurativi del Commercio Estero – SACE, with a ten-year maturity schedule. In June 2022, CSN Mineração issued non-convertible debentures in an aggregate principal amount of R$1,400.0 million. In the nine months ended September 30, 2022, CSN Cimentos obtained financings in an aggregate principal amount of R$2,500.0 million in order to complete its acquisition of LafargeHolcim (Brasil) S.A.

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

In January 2023, CSN Mineração entered into a long-term supply of iron ore agreement with the Swiss trader Glencore International AG, pursuant to which Glencore prepays up to US$500.0 million, with respect to the supply of approximately 13 million tons of iron ore over four years, commencing in 2024. In June 2023, CSN Mineração entered into an amendment to the advance agreement in the amount of US$300.0 million for the additional supply of 6.3 million tons of iron ore. The disbursement will occur when certain conditions precedent are met, which are customary for this type of transaction.

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

In July 2023, Cargill International Trading Pte Ltd. concluded a prepayment of US$200.0 million to CSN Mineração for the supply of 4.3 million tons of iron ore during four years with six ships per year with 180,000 tons each, totaling 24 ships for the period of the contract.

In October 2023, we entered into an export credit note (nota de crédito de exportação – NCE) in an aggregate principal amount of R$680.0 million. The export credit note accrues interest at the Brazilian interbank deposit (certificado de depósito interbancário) rate, which is an average of interbank overnight rates in Brazil, plus 2.11% per annum, and one-third of the aggregate principal amount matures in each of 2026, 2027 and 2028.

In December 2023, CSN Resources S.A. issued US$500.0 million in aggregate principal amount of 8.875% senior notes due 2030, guaranteed by us. We used part of the proceeds from this issuance in our repurchase of US$117.0 million in aggregate principal amount of the 7.625% 2026 notes.

The following chart sets forth our debt maturity profile as of December 31, 2023 (amounts do not consider accrued interest, transaction costs or premiums on issuance):

The following table sets forth the maturity profile of our long-term debt as of December 31, 2023, gross of transaction costs and premiums on issuance:

Maturity	Principal Amount
(in millions of R$)
2024	6,816.0
2025	5,323.4
2026	4,803.2
2027	3,491.6
2028	8,244.4
2029	579.8
2030	3,717.0
2031	5,780.2
2032	4,096.7
After 2032	1,734.8
Total	44,587.1

We expect to fully pay, using cash flows from operating activities or new financings, or refinance the portions of our indebtedness due in 2024 to 2026.

Contractual Obligations

The following table presents our long-term contractual obligations as of December 31, 2023:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of R$)
Contractual Obligations
Long-term accrued finance charges(1)	16,776	3,597	7,671	2,708	2,800
Taxes payable in installments	230	132	43	4	51
Long-term debt(2)	44,859	7,614	13,394	8,718	15,133
“Take-or-pay” contracts	10,308	2,620	5,142	549	1,727
Derivatives swap agreements(3)	61	0	60		1
Leasing agreements(4)	733	137	268	114	214

Purchase Obligations
Raw materials(5)	5,416	5,176	236	4	-
Maintenance(6)	3,387	1,765	1,537	85	-
Utilities/fuel(7)	10,267	1,949	1,799	1,308	5,211
Total	92,037	22,990	30,150	13,490	25,137

_________________

(1)	These accrued finance charges refer to the cash outflow related to the contractual interest expense of our long-term debt and were calculated using the contractual interest rates taken forward to the maturity dates of each contract.
(2)	These amounts were presented net of transaction costs and issue premiums.
(3)	Derivative swap agreements were calculated based on market prices as of December 31, 2023.
(4)	Refers to TECON, TECAR and FTL concessions agreements.
(5)	Refers mainly to purchases of coal, tin, aluminum and zinc, which comprise part of the raw materials for steel manufacturing and take-or-pay contracts.
(6)	We have outstanding contracts with several contractors in order to maintain our plants in good operating condition; due to the strong demand for specialized maintenance service, the term of some of these contracts is for more than one year.
(7)	Refers mainly to natural gas, power supply and cryogenics, which are provided by limited suppliers and with some of whom we maintain long-term contracts.

Off-Balance Sheet Arrangements

In addition to the debt that is reflected on our balance sheet, we have the following guarantees of debt of other companies and “take-or-pay” contractual obligations:

Guarantees of Debt

We guarantee 100% of the loans granted by BNDES and Banco do Nordeste/FNE to TLSA and 48% of the debentures held by FDNE and issued by TLSA. The aggregate principal amount outstanding under the loans and debentures guaranteed by us as of December 31, 2023 was R$1.1 billion.

Under the TLSA Investment Agreement we and our partners, Valec and FDNE, agreed that if the construction of Northeastern Railway System II requires funds in addition to the budget agreed on, they will be provided by us or third parties under trackage right agreements.

“Take-or-Pay” Contractual Obligations

The following table sets forth our payment obligations under our “take-or-pay” agreements for the years presented:

	Payments in the period
	2023	2024	2025	2026	After 2026	Total
	(in millions of R$)
Type of service
Transportation of iron ore, coal, coke, steel products, cement and mining products	2,068	1,979	2,006	1,606	2,064	7,655
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets	583	594	508	411	677	2,190
Processing of slag generated during pig iron and steel production	23	23	-	-	-	23
Manufacturing, repair, recovery and production of ingot casting machine units	-	-	-	-	-	-
Oil storage and handling	3	1	0	-	-	1
Labor and consultancy services	31	24	24	24	97	169
Total	2,708	2,621	2,538	2,041	2,838	10,038

MRS

Following is a description of our take-or-pay contractual obligations under our outstanding agreements with MRS:

Transportation of Iron Ore, Coal and Coke to Volta Redonda

In 2023, the volume set for iron ore and pellets was 6.8 mkt and the volume set for coal, coke and other smelter products was 3.2 mkt, with a guarantee of payment of at least 85% of forecast annual revenue.

Transportation of Iron Ore for Export from Itaguaí

In 2023, the volume set for iron ore was 40.5 mkt, with a guarantee of payment of at least 85%. We may increase by up to 10% or decrease by up to 15% the volume set in the agreement every year, considering the volume informed in the previous year.

Transportation of Steel Products

The agreement covers the transportation of steel products from the Presidente Vargas Steelworks to third-party terminals and customers. In 2023, the volume set for steel products was 1.8 mkt, with a guarantee of payment of at least 80%.

Cement Transportation

This agreement covers transportation of bagged cement from the cement plant at Presidente Vargas to our terminals. In 2023, the volume set was 1,147.5 kt, with a guarantee of payment of at least 80%.

Ferrovia Centro Atlântica

Following is a description of our take-or-pay contractual obligations under our outstanding agreements with Ferrovia Centro Atlântica. The calculation of “take-or-pay” contracts with Ferrovia Centro Atlântico considers the total volume performed in clinker and limestone contracts, regardless of the percentage transported of each.

Transportation of Limestone

This agreement covers transportation of limestone from the city of Arcos to the city of Volta Redonda. In 2023, the volume set under this agreement was 1.8 mkt, with 100% of performance volume guaranteed.

Transportation of Clinker

This agreement covers transportation of clinker products from the city of Arcos to the city of Volta Redonda. In 2023, the volume set under this agreement was 660 kt, with 100% of performance volume guaranteed.

The calculation of amounts under our “take-or-pay” contracts with Ferrovia Centro Atlântico considers the total volume transported of clinker and limestone, regardless of the percentage transported of each.

Supply of Energy, Natural Gas, Oxygen, Nitrogen, Argon and Iron Ore Pellets

We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas Steelworks. These gases are supplied by a third party under a long-term contract from its gas production facilities located on the Presidente Vargas Steelworks site. To secure gas supply (oxygen, nitrogen and argon), in 1994, we signed a “take-or-pay” agreement with White Martins pursuant to which we are committed to acquire at least 88% of the gas volume guaranteed in the contract, which has been extended until the end of 2026, and has an extension option for the end of 2028 for hydrogen and an extension option for the end of 2043 for oxygen, nitrogen and argon.

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

Innovation is a strategic pillar for CSN and a lever for sustainable growth. Since 2018, the Company has been strengthening CSN Inova, an innovation platform that catalyzes the transformation of our businesses towards management that is even more focused on ESG.

With four work pillars focused on resolving the CSN’s challenges, CSN Inova has complementary tools to implement innovation strategies with impact in the short, medium and long term. Aiming to decarbonize CSN’s production processes and generate more efficiency in our operations, CSN Inova prioritizes development projects, partnerships and investments in technologies and solutions for industry 4.0, new production routes, digital transformation, data science, new materials and the circular economy.

On the first front, CSN Inova Open conducts a systemic and collaborative innovation process, aimed at solving strategic challenges that represent a high operational, socio-environmental and financial impact for the Company. The challenges currently prioritized are reducing the consumption of fossil fuels and electricity, increasing the availability of assets, reducing logistical expenses, digitizing and optimizing processes for decision-making based on data, new products and materials, environmental recovery and reuse of waste and new forms of payment and financing to increase sales.

The innovation management methodology considers the elements of open innovation and is based on an in-depth diagnosis, which involves mapping processes in the Company’s various segments, areas and operations, including the analysis of pain points and related indicators. Based on these diagnoses, pilot projects (with reduced scope and quick implementation) are built and executed to test technologies and solutions that adhere to the mapped challenges. After evaluating these pilots using measurable indicators, the initiatives are escalated in an organized manner within the CSN Group’s businesses.

In 2023, of the 73 initiatives underway, 33 were in the planning phase, 23 were piloted and 17 were being scaled, which demonstrates the maturity of CSN Inova’s portfolio. The main objective of innovation management is to prioritize challenges and projects that are in fact relevant to the company, and such prioritization is carried out based on strategic alignment with the business, the materiality matrix, technological maturity, economic potential and, above all, in operational and financial indicators.

On the second front, CSN Inova Ventures is one of the first Brazilian corporate venture capital vehicles focused on industry 4.0. and responsible for bringing the Group closer to startups and solutions in Brazil and abroad, in addition to agents that are a reference in the venture capital ecosystem, investment funds and accelerators. The objective is to capture the best investment opportunities in disruptive technologies with high growth potential that allow the transition from traditional industries to a more intelligent, connected and sustainable future.

CSN Inova Ventures’ thesis focuses on companies in the seed, series a and series b stages, whose solution is aligned with one of the investment verticals, also having part of its capital committed to adjacent opportunities. In 2023, part of the portfolio investees of CSN Inova Ventures operated and acted together with the Group.

CSN Inova Ventures ended 2023 with nine companies in its portfolio, with investments made through contributions between R$1 million and R$10 million, with new contributions expected to be made throughout 2024, maintaining the focus in investment verticals, defined according to the operational challenges of the CSN Group.

Furthermore, as of the constitution of the ESG Committee in February 2021, CSN Inova Ventures has also consolidated itself as one of the corporate venture capital vehicles in the world whose ESG Transition is integrated to act as a tool of transition, seeking technologies, strategy and main objectives of each of the Group’s material sustainability topics. The integration of CSN Inova Ventures’ activities into the socio-environmental transition strategy contributes to the Group’s agility in accelerating its sustainability agenda.

On the third front, aiming to ensure the continuity of our operations and the evolution of our development purpose, CSN Inova Bridge is responsible for the integrated management of our ESG innovation strategy, working together with various leaders and areas of businesses to identify how, with whom and what are the main challenges and transition opportunities related to our materiality matrix. The ESG committee, which advises our board of directors, for example, is the result of extensive research on governance models in sustainability and innovation in public companies, banks and funds conducted by CSN Inova Bridge. The ESG committee operates as a socio-environmental innovation laboratory, whose risks and opportunities are discussed based on our sustainability materiality matrix in a systemic, integrated, experimental and participatory manner. Always in a network and with multidisciplinary teams from the operation to the corporate level, it unlocks and leverages resources for critical structural projects, mobilizes the connection between knowledge from the social innovation ecosystem and trains employees in order to stimulate the dissemination and scale of the culture of sustainability. In addition, it centralizes the ESG communication activities of the businesses, in an effort to gradually establish transparent communication with its stakeholders.

Finally, on the fourth front, CSN Inova Tech evaluates technologies and executes projects for the development of technological routes. In 2023, more than 15 different types of technologies related to new technological routes and new materials/fuels were evaluated.

In 2023, there were significant advances in projects for the use of green hydrogen in the steel industry, such as the implementation of Utis, which is a process for reduction of fossil fuel consumption with the use of hydrogen to optimize combustion for clinker kiln, technology and the Selene Project, which aims to decarbonize a rolling mill unit with the production of renewable hydrogen. The construction of the first application of Utis technology at UPV is in its final phase, with the technology scheduled to start in the first semester of 2024.

Additionally, in 2023, progress was made in the development of new technological routes for the processing of steel slag, and the assessment of technologies for the production of cold-agglomerated pellets and briquettes without the use of fossil fuels.

CSN Inova Tech also acts as a radar for trends in the most promising technologies for the sectors in which CSN operates. In the initiative started last year, mapping carbon capture solutions, significant progress has been made, with pilot projects expected to commence in the year 2024.

Finally, for challenges where technologies are at lower maturity levels and require research and development (R&D), CSN Inova Tech is bringing businesses closer to universities and research centers in Brazil and abroad, fostering the creation of projects for technology development.

5D. Trend Information

The worldwide outlook for iron ore in 2023 was driven by China’s macroeconomic environment comprising not only the governmental interventions through its stimulus packages, but also the high utilization capacity of its steel plants, inventory levels that remained below historical averages and a surge in steel exports. The commodities’ price dynamics resulted in greater outcomes for the mining sector, with higher production and sales volumes to cover the strong demand. On the other hand, the production subsidies on the Chinese steel market increased price competitiveness in Brazil, bringing a weaker domestic dynamic and a challenging internal scenario.

Crude steel production was resilient and stable in 2023 as compared to 2022, with the Chinese market accounting for over 50% of the global volume produced, offsetting the decrease in Europe. This situation increased the traction to the price of iron ore, along with a period with lower demand. The trend for 2024 is the maintenance of a solid activity level, with the Chinese government’s incentives boosting several strategic sectors such as consumption, manufacturing, infrastructure and automakers, and helping to offset and mitigate the slowdown seen in the civil construction and a sluggish demand in real estate and property market, which increases the risks of a decrease in iron ore demand. This situation will continue to add pressure to the Brazilian steel market, with a still relevant penetration of imported products from China.

On the iron ore supply side, the challenges in the first half of the year due to heavy rains and mudslides in railways were surpassed. Looking ahead for 2024, great demand will likely continue with a somewhat tight supply-demand dynamics for the iron ore industry. This scenario should keep the price of iron ore above historical averages.

In Brazil, the recent decreases in interest rates are helping to unlock different infrastructure projects and structured construction. According to the Brazilian National Union of the Cement Industry (Sindicato Nacional da Indústria do Cimento – SNIC), cement sales reached 62 million tons in 2023, a number practically stable when compared to 2022. In addition, the Brazilian government elected in 2022 has expressed interest in strengthening housing programs for low-income families, which we expect will provide important growth opportunities for the cement segment.

This scenario reflects an accommodation of the market after a cycle of high growth, still limited by a very high interest rate when looking at the year as a whole. On the other hand, the market remains very resilient and shows positive trends for 2024 as it is already possible to observe positive signs coming from incentive federal programs, such as Programa de Aceleração do Crescimento and Minha Casa Minha Vida, in addition to the effects of a sharper drop in interest rates. The positive sign of GDP growth should also boost cement sales this year, helping to improve the pricing outlook for this industry.

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

Item 6. Directors, Senior Management and Employees

6A. Directors and Senior Management

General

We are managed by our board of directors (conselho de administração), which consists of up to eleven members (one of whom is nominated as the chairperson by the other members), and our board of executive officers (diretoria executiva), which consists of two to nine executive officers (one of whom is the chief executive officer). In accordance with our bylaws (estatuto social), each director is elected for a term of two years by our shareholders at an annual shareholders’ meeting. Our bylaws require our employees to be represented by one director on the board of directors. The members of our board of executive officers are appointed by our board of directors for a two-year term.

Our board of directors is responsible for setting general guidelines and policies for our business and our board of executive officers is responsible for the implementation of such guidelines and policies and for our day-to-day operations. As of the date of this annual report, our board of directors comprises five members, and our board of executive officers comprises our chief executive officer and five executive officers.

Our board of directors holds at least six ordinary meetings per year and extraordinary meetings whenever necessary.

Our directors and executive officers as of the date of this annual report are:

Name	Position	Age(1)	First Elected on	Last Elected on
Board of Directors
Benjamin Steinbruch	Member	70	April 23, 1993	April 28, 2023
Fabiam Franklin	Member	56	April 28, 2016	April 28, 2023
Yoshiaki Nakano	Member	79	April 29, 2004	April 28, 2023
Antonio Bernardo Vieira Maia	Member	64	April 30, 2013	April 28, 2023
Miguel Ethel Sobrinho	Member	77	April 26, 2019	April 28, 2023

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer	70	April 30, 2002	September 22, 2021
Antonio Marco Campos Rabello	Chief Financial and Investor Relations Officer	51	March 18, 2024	March 18, 2024
Marcelo Cunha Ribeiro	Executive Officer	46	September 29, 2017	September 22, 2021
David Moise Salama	Executive Officer	57	August 2, 2011	September 22, 2021
Luis Fernando Barbosa Martinez	Executive Officer	60	August 2, 2011	September 22, 2021
Alexandre de Campos Lyra	Executive Officer	62	March 2, 2023	March 2, 2023
Stephan Heinz Josef Victor Weber	Executive Officer	62	June 7, 2021	September 22, 2021
Rogério Bautista da Nova Moreira	Executive Officer	47	March 18, 2024	March 18, 2024

_____________

(1)	Age as of the date of this annual report.

The next election for our board of directors is expected to take place in April 2025.

Board of Directors

Following is a brief biography of the members of our board of directors:

Benjamin Steinbruch. Mr. Steinbruch has been a member of our board of directors since April 1993 and our chief executive officer since April 2002. He is in charge of our mining, railways and institutional strategy. He also holds the position of chairman of the board of directors and executive officer of most of the companies that are directly or indirectly controlled by us. In the past five years, he has served as first vice president of the Federation of Industries of the state of São Paulo (Federação das Indústrias do Estado de São Paulo), or FIESP, member of FIESP’s Superior Strategic Board, advisor to the Robert Simonsen Institute, chairman of the board of directors of Nacional Minérios S.A. (merged into CSN Mineração in 2015), TLSA and FTL. Mr. Steinbruch graduated from the Fundação Getúlio Vargas – FGV/SP Business School and specialized in marketing and finance also at Fundação Getúlio Vargas – FGV/SP.

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

Yoshiaki Nakano. Mr. Nakano has been a member of our board of directors since April 2004, and a member of our audit committee since June 2005, serving as chairman of the audit committee since October 2017. He also holds the position of member of the board of directors of certain companies that are directly or indirectly controlled by us. In the past five years, Mr. Nakano was a professor of economics at Fundação Getúlio Vargas – FGV/SP and has served as director of the School of Economics of Fundação Getúlio Vargas – FGV/SP since 2003. He was also a member of the Economy Superior Council (Conselho Superior de Economia – COSEC) of FIESP/Instituto Roberto Simonsen and a board member of the Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP, until 2015. Previously, Mr. Nakano served as Special Secretary for Economic Affairs in the Ministry of Finance and as Finance Secretary of the State of São Paulo. Mr. Nakano graduated in business administration from Fundação Getúlio Vargas and has a master’s in business administration and a Ph.D. from Cornell University.

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

Miguel Ethel Sobrinho. Mr. Sobrinho has been a member of our board of directors since April 2019 and a member of our audit committee since May 2019. He also holds the position of member of the board of directors of certain companies that are directly or indirectly controlled by us. He graduated in production engineering from the Polytechnical School of the University of São Paulo and holds a master’s in business administration from the School of Economics and Administration of the University of São Paulo. He was a professor of project and investment analysis at the School of Economics and Administration of the University of São Paulo and member of the Curator Board and founder of the Administration Institute Foundation of the University of São Paulo.

Board of Executive Officers

Following is a brief biography of the members of our board of executive offers:

Benjamin Steinbruch. See “—Board of Directors.”

Antonio Marco Campos Rabello. Mr. Rabello has held the position of chief financial officer at the company since March 18, 2024, being responsible for the treasury, controllership, tax and accounting areas, accumulating the functions of investor relations officer. Prior to joining the company, he served as Unipar’s chief financial and investor relations officer between 2022 and 2024. He also held the position of chief financial officer at Novonor from 2018 to 2022; at Odebrecht engineering and construction, from 2013 to 2018; at Novonor Energia, from 2011 to 2013; and at Ocyan, between 2008 and 2011. In addition, between 2003 and 2008 he worked at Braskem as manager and controllership officer. He holds a degree in business administration from the University of Salvador and a master’s in business in administration and finance from Fundação Getúlio Vargas.

Marcelo Cunha Ribeiro. Mr. Ribeiro was elected as an executive officer in September 2017. He was our chief financial officer and our chief investor relations officer from March 2018 until March 2024. He is a member of the board of directors and an executive officer of certain companies that are directly or indirectly controlled by us. Prior to joining us, Mr. Ribeiro was chief financial officer of St. Marche Group, vice president of finance and investor relations of Restoque Comércio e Confecções de Roupas S.A., chief financial officer of Grupo SBF (GP Investimentos Ltd.) and held other director positions at several companies. Mr. Ribeiro graduated in production engineering from the University of São Paulo and has a master’s in business administration from Harvard Business School.

David Moise Salama. Mr. Salama was elected as an executive officer in August 2011 and is in charge of the real estate, insurance and credit areas. He has been with us since 2006, having acted as investor relations officer. He also holds the position of member of the board of directors and executive officer of certain companies that are directly or indirectly controlled by us. Mr. Salama graduated in accounting and has a master’s in business administration in finance, both from the School of Economics, Business and Accounting of the University of São Paulo. He complemented his academic education by attending the Oxford Advanced Management and Leadership Program of Saïd Business School at Oxford University, England, and the Harvard Law School Program on Negotiation at Harvard University.

Luis Fernando Barbosa Martinez. Mr. Martinez was elected as an executive officer and has been an effective member of August 2011. He is in charge of the commercial and logistics areas of the steel, cement and special sales segment. He has been with us since 2002, having previously acted as sales officer. He also holds the position of member of the board of directors and executive officer of certain companies that are directly or indirectly controlled by us. Mr. Martinez graduated with a degree in Metallurgical Engineering from Instituto Mauá de Tecnologia, has a graduate degree in industrial management from the School of Production Engineering of the University of São Paulo and completed the Corporate Management Development Program at Alcan Aluminum Limited in Montreal, Canada. In addition, he is certified as an experienced board member by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa), or the IBGC.

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

Stephan Heinz Josef Victor Weber. Mr. Weber joined us as executive officer in June 2021 and is responsible for investments. Before joining us, he served as chief executive officer of Scorpius Gold Brasil S.A., three Scorpius Gold Mineração S.A. and Brasil Calcarium S.A., from 2018 to 2021. He has also served, in Brazil and abroad, in companies in the steel and mining industry, including African Minerals, Anglo American and Rio Tinto. Mr. Weber holds a degree in metallurgical engineering from the Federal University of Ouro Preto and a master’s degree in metallurgical engineering from the Federal University of Minas Gerais. In addition, he completed a program in global business from the Saïd Business School at Oxford University in the United Kingdom.

Rogério Bautista da Nova Moreira. Mr. Moreira joined us as chief legal officer in March 2024. Mr. Moreira held the position of chief legal and governance officer at Odebrecht Engenharia e Construção S.A., from 2022 to 2024; Novonor S.A., from 2019 to 2022; and OR Empreendimentos Imobiliários S.A., from 2016 to 2019. He was chief legal officer at Odebrecht Energia S.A., from 2012 to 2016, lawyer at Construtora Norberto Odebrecht S.A. from 2008 to 2012, and legal manager at Braskem S.A. from 2002 to 2008. He also has more than five years of experience as a member of the board of directors of the following companies: OEC S.A., Odebrecht Transport S.A., Ocyan S.A., OR Emp. and Participações S.A., Braskem S.A., Lagoa da Barra S.A., Odebrecht Comercializadora de Energia S.A., and Santo Antônio Energia S.A.. He holds a degree in law from the Catholic University of Salvador, a master’s degree and a a postgraduate degree in tax law from the Pontifical Catholic University of São Paulo. He holds a master’s in business in administration from Fundação Getúlio Vargas– FGV/SP.

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

6B. Compensation

In 2023, the total compensation paid by us to all members of our board of directors and board of executive officers for services in all capacities was R$43.0 million, which includes salaries, bonuses, profit sharing arrangements and benefits, such as medical care, pension plan contributions and life insurance, among others. In 2023, the aggregate compensation paid by us to all members of our fiscal committee for services rendered was R$0.6 million.

See “—6D. Employees” for a brief description of our profit sharing arrangements.

6C. Board Practices

Fiscal Committee

Under Brazilian Corporate Law, shareholders may request the appointment of a fiscal committee (conselho fiscal), which is a corporate body independent of management and our external auditors. The primary responsibility of the fiscal committee is to monitor management’s activities, review financial statements and report findings to shareholders. As of the date of this annual report, we have a fiscal committee in place, which was most recently elected by our annual shareholders’ meeting in April 2024, with a term until our next annual shareholders’ meeting in April 2025. Our fiscal committee comprises three effective members and three alternate members, of which one effective member and the respective alternate were appointed by our minority shareholders.

The effective members of our fiscal committee as of the date of this annual report are:

Name	Position	Age(1)	First Elected on	Last Elected on
Angélica Maria de Queiroz	Chairwoman	67	June 29, 2018	April 26, 2024
André Coji	Member	60	June 29, 2018	April 26, 2024
Wilfredo João Vicente Gomes	Member	54	April 26, 224	April 26, 2024

_____________

(1)	Age as of the date of this annual report.

Following is a brief biography of the members of our fiscal committee:

Angélica Maria de Queiroz. Ms. Queiroz has been the chairwoman of our fiscal committee since February 2022 (she was previously an alternate member and then an effective member since June 2018). She is an associate director of the Brazilian Public Policy Debate Center (Centro de Debate de Políticas Públicas – CDPP) and has been a member of the advisory board of the Brazilian Institute of Management and Turnaround (Instituto Brasileiro de Gestão e Tecnologia – IBGT) since 2005, a founding partner of Clear Horizon in 2002, a strategy consultant for national and international companies (focused on supply and distribution, production, sales and finance) and member of the fiscal committee of the non-governmental organization Américas Amigas. Ms. Queiroz was an independent consultant for our audit committee from 2011 to 2017. She holds a degree in economic sciences from the Pontifical Catholic University of Rio de Janeiro and a postgraduate degree in finance from Fundação Getúlio Vargas in Rio de Janeiro.

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

Wilfredo João Vicente Gomes. Mr. Gomes has been a member of our fiscal committee since April 2024. He holds a degree in business administration from Federal University of Santa Catarina, a degree in finance and controllership from FEAN-SC, and a specialization degree in corporate governance from Fundação Dom Cabral. Since 2003, he was in charge of the Multicorp holding, which includes the companies of OneWG Multicomunicação, the largest publicity agency in Santa Catarina. He acted as independent board member of Centrais Elétricas de Santa Catarina from 2015 to 2024 and of AES Eletropaulo from 2016 to 2017. Since April 2021, he serves as board member of BRADESPAR.

Audit Committee

In June 2005, we appointed an audit committee (comitê de auditoria), which comprises independent members of our board of directors with a term of office of two years, with reelection permitted. Our audit committee is responsible for recommending to our board of directors the appointment of independent auditors, reporting on our auditing policies and our annual audit plan prepared by our internal auditing team, as well as monitoring and evaluating the activities of our independent auditors. Our audit committee has also been tasked with identifying, prioritizing and submitting actions to be implemented by our executive officers, analyzing our annual report and financial statements and making recommendations to our board of directors. Our audit committee comprises Mr. Yoshiaki Nakano, Mr. Antonio Bernardo Vieira Maia and Mr. Miguel Ethel Sobrinho. As of the date of this annual report, our audit committee is assisted by an external consultant. All members of our audit committee satisfy the audit committee membership independence requirements set forth by the SEC and the NYSE. All members of our audit committee have been determined by our board of directors to qualify as an “audit committee financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act.

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

6D. Employees

As of December 31, 2021, 2022 and 2023, we had 24,660, 26,766 and 29,563 employees, respectively. As of December 31, 2023, 4,084 of our employees were members of the Metalworkers Union of Volta Redonda, affiliated with Força Sindical, which is a national union. We believe we have a good relationship with Força Sindical. We have collective bargaining agreements, renewable annually in May of each year. In addition, we have members affiliated with other unions, such as the Engineers’ Union, with five members, and the Camaçari Workers’ Union, with a total of seven members. In all other companies controlled by us, including ERSA, CSN Mineração, FTL and TLSA, we have a total of 128 unionized employees.

We maintain an employee profit sharing plan. All employees participate in this plan and earn bonuses based on our consolidated results, on the results of our business units.

We are the main sponsor of a non-profit entity, Caixa Beneficente dos Empregados da CSN, created in July 1960, whose main objective is to pay benefits that complement the government’s social security benefits to our former employees. As a sponsor, we carry out transactions involving the payment of contributions and recognition of actuarial obligations determined in defined benefit plans. For more information, see note 30 to our audited consolidated financial statements included elsewhere in this annual report.

6E. Share Ownership

The Steinbruch family, which includes Mr. Benjamin Steinbruch, our chairman and chief executive officer, holds an indirect majority ownership interest in Vicunha Aços S.A. and Rio Iaco Participações S.A., our controlling shareholders.

Our executive officers and the members of our board of directors directly held an aggregate of 501,502 of our outstanding common shares as of December 31, 2023.

6F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

In March 2023, the holding companies of our controlling shareholders underwent a reorganization, which did not result in a change of control. As of December 31, 2023, our capital stock comprised 1,326,093,947 common shares, each of which entitles its holder to one vote at our shareholders’ meetings. Our major shareholders do not have different voting rights from our other shareholders. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Common Shares and the ADSs—Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours.”

The following table sets forth, as of December 31, 2023, the number of our common shares owned by our major shareholders:

	Common Shares Shares Owned	Percent of Outstanding Shares
Vicunha Aços S.A.(1)	543,617,803	40.99%
Rio Iaco Participações S.A.(1)	45,706,242	3.45%
CFL Ana Participações S.A.	135,904,451	10.25%
Others	600,865,451	45.31%
Total	1,326,093,947	100.00%

_____________

(1)	Owned indirectly by the Steinbruch family, which includes Mr. Benjamin Steinbruch, a member of our board of directors

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

Labor Contingencies

As of December 31, 2023, we and our subsidiaries were defendants in 10,825 labor claims, for which we recorded a provision of R$366.6 million. Most of these claims relate to alleged subsidiary and/or joint liability with respect to our independent contractors, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, health plan, indemnity claims resulting from other alleged occupational diseases or on-the-job accidents, breaks between working hours and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

We update our provisions for labor contingencies as a result of the closing of lawsuits and our constant revision of accounting estimates, which consider, among other factors, the nature of the claims involved.

Civil Contingencies

Our civil contingencies relate mainly to indemnity claims resulting from contractual disputes and collections, claims for damages and compensation related to our commercial and industrial activities and real estate disputes. As of December 31, 2023, we had recorded a provision of R$775 million for these civil contingencies.

Tax Contingencies

Our main tax contingency relates to a tax assessment notice involving R$15,606 million (as of December 31, 2023) issued against us for an alleged failure to submit to taxation a capital gain resulting from the alleged sale of 40% of our shares in former subsidiary Namisa (merged into our subsidiary CSN Mineração as of December 31, 2015) to the Asian Consortium. In May 2017, the São Paulo regional judgment office (Delegacia Regional de Julgamento), which is a lower administrative court, issued a decision cancelling the tax assessment notice. This decision was reversed and the tax assessment was upheld by the second level administrative court – the Administrative Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or CARF. We have challenged the merits of the tax assessment at the judicial level before and obtained an injunction against any immediate assessment. In April 2018, a federal court of tax enforcement set aside a portion of our assets, including buildings, equipment, land, vehicles, fixtures and furniture, as collateral for our potential liability under this proceeding, which we replaced with certain other assets in 2020. At the end of 2019, the court issued a decision favorable to us and cancelled the CARF judgment at the administrative level due to legal nullities and, as of the date of this annual report, the case is pending final judgment by the second level judicial court. Our assessment remains that our risk of loss is possible.

This same tax assessment notice resulted in another contingency issued against Namisa (merged into our subsidiary CSN Mineração as of December 31, 2015) involving R$4,147 million, as of December 31, 2023. This tax assessment is for income tax and social contribution not paid due to allegedly improper goodwill amortization from 2008 to 2011. In May 2013, the São Paulo regional judgment office issued a decision favorable to us and cancelled the tax assessment notice, which decision was confirmed by CARF. After an appeal filed by the Federal Prosecutor’s Office, the Superior Chamber of CARF reversed the decision and reinstated the tax assessment, but there remains a pending issue to be decided by the lower administrative authorities regarding the qualified penalty. We challenged the formal requirements of the Federal Prosecutor’s Office’s appeal at the judicial level. In 2020, we filed an annulment lawsuit to contest the merits of the tax assessment and entered into an agreement (negócio jurídico processual) that was approved by the court. Following the closing of the administrative proceeding, tax enforcement was ordered and, pursuant to the agreement we entered into, we will present certain collateral and installment payments.

In December 2018, another contingency related to allegedly improper goodwill amortization from 2013 to 2014 was issued against Namisa. This tax assessment demands the payment of income tax and social contribution involving approximately R$1,268 million, as of December 31, 2023. In June 2019, we filed our appeal to CARF, which issued a decision favorable to us in December 2019. This decision is subject to appeal to the Superior Chamber of CARF and the case is pending final judgment.

In addition, we received tax assessment notices in December 2015 and December 2016 for R$813 million and R$1,311 million as of December 31, 2023, respectively, for an allegedly improper deduction of interest expenses in pre-payment contracts between us and Namisa. With regards to the December 2015 tax assessment, after a partially favorable decision issued by CARF that reduced the amount of the tax assessment, we filed an annulment lawsuit to challenge to remainder of the tax assessment, which is pending judgment. The Federal Prosecutor’s Office filed a tax foreclosure, to which we presented a response that is pending judgment. With regards to the December 2016 tax assessment, we filed an annulment lawsuit to contest the tax assessment, which is pending judgment. The Federal Prosecutor’s Office filed a tax foreclosure, to which we presented a response that is pending judgment.

Antitrust

In October 1999, we received a fine from CADE claiming that certain practices adopted by us and other Brazilian steel companies before 1997 allegedly constituted a cartel. We challenged the cartel allegation and the imposition of the fine in court and, in June 2003, obtained a partially favorable decision by a federal trial court of first instance. CADE appealed the lower court decision and, in June 2010, the federal court reversed the lower trial court’s decision and confirmed the cartel allegation, as well as the fine imposed by CADE in the amount of R$65 million. We appealed the decision of the appellate court to the Brazilian Superior Court of Justice, which upheld the ruling in favor of CADE. We subsequently appealed the decision of the Superior Court of Justice to Brazil’s Supreme Court and, as of the date of this annual report, we are awaiting the enforcement procedure to start.

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

Usiminas filed a mandamus against CADE, seeking to suspend the effects of the September 2022 decision. In July 2023, the federal court suspended CADE’s decision and established a different deadline for us to conclude the divestment. Usiminas, CADE and we filed appeals against the ruling, which was subsequently dismissed. We intend to appeal this decision.

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

Following a valuation conducted by ANTT, ANTT concluded that FTL did not comply with the TAC regarding its failure to meet 2013 production targets. ANTT recommended that the Brazilian federal government terminate the FTL concession agreement and initiate an administrative proceeding before the Superintendence of Infrastructure and Railroad Cargo Transport Services (Superintendência de Infraestrutura e Serviços de Transporte Ferroviário de Cargas). FTL has appealed, and the federal government issued a final decision, which ruled to proceed without the recommendation issued by ANTT.

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

In December 2022, after long negotiations with ANTT, TCU and federal government leaders of Brazil about the continuity of the project and effective solutions for the problems, TLSA achieved excellent results by signing the first amendment with the grantor of the Northeastern Railway System II concession to redefine the project scope, which resulted in a project with prevision the current 1,206 km because devolution of stretches between Salgueiro – Porto Suape and a deadline due in December 2029.

In November 2023, TLSA received R$811 million from FDNE. The Northeastern Railway System II represents one of the Brazilian federal government’s most significant strategic initiatives with respect to the economic and social development of the Northeastern region of Brazil.

With respect to the Northeastern Railway System I, which is operated by our subsidiary FTL, the concession contract for the Northeastern Railway System I remains valid in all its terms until 2027, with a request for extension of the contract under analysis by the federal government.

Environmental Proceedings

Our main environmental contingencies comprise: (i) notices of alleged environmental infractions; (ii) annulment lawsuits arising from fines; and (iii) public civil actions. As of December 31, 2023, we had recorded an aggregate provision of R$41.2 million relating to these environmental contingencies.

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

In July 2012, the Rio de Janeiro State Prosecutor’s Office filed a public civil action against us claiming that we must (i) remove all waste disposed in an area used as an industrial landfill in the city of Volta Redonda and (ii) relocate 750 residences located in the adjacent neighborhood Volta Grande IV Residential. In August 2013, the Federal Prosecutor’s Office filed a judicial civil proceeding against us based on these same claims. In both cases, the court denied these requests but ordered that we present a timetable to investigate the area and, if necessary, to remediate the potential issues raised by the Rio de Janeiro State Prosecutor’s Office. We presented a timetable considering the conclusion of all studies related to our investigation, including a risk assessment and intervention plan, which were concluded in April 2014. In January 2019, the Superior Court of Justice ordered that both lawsuits be decided by the federal court. We have also received, as of the date of this annual report, 51 notices for lawsuits brought by certain homeowners at Volta Grande IV Residential, claiming indemnification for alleged moral and material damages, and, in January 2020, an additional public civil action was filed against us relating to adverse health effects allegedly caused by water contamination from our operations. We presented our defense in October 2021 and the court ordered that this public civil action be ruled upon together with the prior proceedings. As of the date of this annual report, this proceeding is in the evidentiary phase.

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

In addition, we are defendants, together with certain current and former members of our management, in a criminal action alleging our failure to adopt precautionary measures required by INEA regarding the risk of environmental damage in the Volta Grande IV neighborhood in the city of Volta Redonda. This criminal action was dismissed at first instance and, as of the date of this annual report, is pending judgment by the court upon the appeal of the Federal Prosecutor’s Office.

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

A preliminary injunction was granted to require us, Harsco Metals Ltda. and INEA to immediately limit the amount of slag received monthly, as well as the height of the piles at four meters. Any non-compliance with the preliminary injunction may result in fines of approximately US$600,000 per month. We filed an appeal against this preliminary injunction, which is pending a final decision. In 2022, the proceeding was suspended according to the Federal Prosecutor’s request, due to the interest of the parties to enter into a TAC.

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

We are also party to two public civil actions filed against us by the Federal Prosecutor’s Office and the Rio de Janeiro State Prosecutor’s Office in the federal court of Volta Redonda seeking moral and material damages due to alleged environmental damage caused in the 1980s and 1990s by our use of certain landfills in Volta Redonda without the appropriate environmental license. One of these claims is in the approximate amount of R$300.0 million. In December 2021, after presenting our defense, the court ordered a conciliatory session to clarify technical matters relating to the environmental management of the area with INEA, as well as suspension of the proceedings pending completion of the environmental management schedule of the area until 2023. In 2023, the process resumed progress and is, as of the date of this annual report, awaiting INEA’s conclusion.

In 2009 and 2010, we signed agreements with the Public Prosecutor’s Office regarding environmental liabilities caused by coal mining in the Southern Region of the state of Santa Catarina until the 1990s. The environmental liabilities covered by the agreements include restoration of certain areas. Our compliance with the agreement was questioned in 2015 by the Public Prosecutor’s Office, which may seek to impose fines, freeze our bank accounts or initiate a criminal investigation. In June 2018, we settled a new judicial agreement in order to extend the deadlines for this restoration. We expect to enter into a third agreement with government authorities and other parties involved in this claim in order to set cost-effective and functional standards for restoration.

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

In June 2019, we filed a lawsuit to contest a notification from INEA regarding suspension of the solid bulk operations at TECON due to these operations allegedly not being within the scope of permitted activities under TECON’s operating license. We also requested a preliminary injunction, which was granted, to suspend the effects of the notification and to continue operations pending final judgment of the lawsuit. As of the date of this annual report, we are awaiting the parties’ comments on the expert witness opinion on the matter. The proceeding remains in the initial phase.

In April 2021, CSN Mineração and TECON were fined by the municipality of Itaguaí, state of Rio de Janeiro, for alleged non-compliance with environmental legislation and embargo terms on port operations. On the same day, the embargo terms were canceled by the municipality, but the fines were maintained. CSN Mineração and TECON proposed an annulment action against the municipality to cancel the fines and bans. The proceeding remains in the initial phase.

In 2015, CSN Cimentos Brasil, formerly LafargeHolcim, aiming to guarantee the operation of the limestone mine until a new license was issued, filed an annulment action to invalidate the infraction notices issued by the state and federal environmental agencies due to alleged lack of environmental license in the cement plant located in Pedro Leopoldo, state of Minas Gerais. An injunction was granted in the same year, which remains in effect. As a result, CSN Cimentos is allowed to continue its operations and is not obligated to pay any fines. The proceeding remains in the initial phase. We filed for an operating license, that has not been granted yet by the environmental agency. As a result of an accident involving a Brazilian mining company in November 2015, the state of Minas Gerais filed judicial proceedings against several mining companies, including us, based on a State Dam Inventory disclosed in 2014. The state seeks to investigate structures that do not provide technical stability guaranteed by an external auditor or which stability has not been attested to.

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

In April 2019, the Minas Gerais State Prosecutor’s Office filed a public civil action to compel us to adopt mitigating measures regarding the psychological risks and losses allegedly generated by the Casa de Pedra dam, including relocating residents and indemnifying the value of their homes, bearing rent and social assistance expenses and relocating the children who attended the daycare center and school that have been closed. The Minas Gerais State Prosecutor’s Office also pleaded for the payment of collective moral damages. In November 2021, a first instance ruling ordered that we pay rent for residents to relocate and that we construct the daycare center and school that were closed. We filed an appeal, which revoked the decision. However, in 2022, another decision reaffirmed the 2021 decision. We await the continuation of the process at the primary court.

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

Since 2021, there are a total of 204 indemnification actions filed by professional fishermen for alleged material and moral damages derived from an event that occurred in April 2021 at the Port of Itaguaí. Plaintiffs allege that TECAR and TECON dumped iron ore that interrupted fishing activities. Currently, there is a criminal investigation to verify the conduct of the plaintiffs and lawyers on these actions.

In 2021, CSN Mineração and TECON filed an annulment action against the Municipality of Itaguaí, state of Rio de Janeiro, with the objective of annulling the fines applied and the prohibition of activities at the Port of Itaguaí. The companies were fined for alleged non-compliance with environmental legislation and embargos were issued on port operations. We are currently awaiting the trial of the case.

In addition, we have filed two writs of mandamus requesting the issuance of operating permits for each of CSN Mineração and TECON.

Other Environmental Liabilities

Our main environmental liabilities as of December 31, 2023 were associated with environmental recovery at former coal mines decommissioned in 1989 in the state of Santa Catarina, as well as environmental recovery due to previous operations in Presidente Vargas Steelworks.

We record a provision for remediation costs and environmental claims when a loss is probable, the amount can be reasonably estimated and we may incur a legal obligation. This provision is included in our income statements as other operating income (expenses). We do not include in our reserves environmental liabilities related to ERSA, as these are contractually supported by its former owner.

As of December 31, 2023, we had provisions for environmental liabilities in the total amount of R$176.2 million, as compared to R$172.6 million as of December 31, 2022. We believe our provisions are sufficient to cover all probable losses in environmental proceedings.

The following table sets forth our provisions for environmental liabilities as of the dates indicated:

(in millions of R$)
December 31, 2022	172.6
TACs(1)	15.2
Decommissioned coal mines (Santa Catarina)	111.1
Landfills and other(2)	49.9
December 31, 2023	176.2

_____________

(1)	Refers to environmental compensation agreed to in environmental proceedings.
(2)	Refers to an estimated calculation of recovery costs related to landfill remediation obligations.

Arbitration

In the first quarter of 2021, we were notified of the commencement of a confidential arbitration regarding its alleged default under certain iron ore supply agreements, involving the amount of US$1.0 billion. We believe the allegations are unfounded and are not aware of the basis used by the claimant to determine the amount involved in this proceeding. We are conducting our legal defense with all available means.

Other Legal and Administrative Proceedings

We are defendants in other legal and administrative proceedings involving claims in the aggregate amount of R$53,651 million as of December 31, 2023, as compared to R$47,688 million as of December 31, 2022, of which (i) R$47,173 million relate to tax contingencies as of December 31, 2023 (R$42,195 million as of December 31, 2022), (ii) R$2,985 million relate to civil contingencies as of December 31, 2023 (R$2,611 million as of December 31, 2022), (iii) R$2,091 million relate to labor contingencies and social security contingencies as of December 31, 2023 (R$1,727 million as of December 31, 2022) and (iv) R$1,112 million relate to environmental contingencies as of December 31, 2023 (R$969 million as of December 31, 2022). Our legal counsel has assessed these contingencies as entailing a risk of possible loss and, therefore, no provision has been recorded for these contingencies.

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

Legal Reserve. Under Brazilian Corporate Law, we are required to maintain a “legal reserve” to which we must allocate 5% of our “net profits” for each fiscal year until the amount of the reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve must be approved by our shareholders in our annual shareholders’ meeting and may be used to increase our capital stock or to offset losses and, therefore, are not available for the payment of dividends.

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

The TJLP is based on the annual profitability average of Brazilian public internal and external debt. The TJLP for 2023 was 6.5% per annum.

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

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2023, the aggregate market capitalization of the B3 was R$4.8 trillion and the ten largest companies listed on the B3 represented 46.4% of the total market capitalization of all listed companies. In contrast, as of December 31, 2023, the aggregate market capitalization of the NYSE was US$25.6 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Common Shares and the ADSs—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.”

As of December 31, 2023, we accounted for approximately 0.5% of the market capitalization of all listed companies on the B3.

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

Overview

As of December 31, 2023, our capital stock comprised 1,326,093,947 common shares. Our bylaws authorize our board of directors to increase our capital stock to up to 2,400,000,000 common shares without an amendment to our bylaws. There are currently no classes or series of preferred shares issued or outstanding. We may purchase our own shares for purposes of cancellation or to hold them in treasury subject to certain limits and conditions established by the CVM and Brazilian Corporate Law. See “Item 16. Reserved––16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Liability for Further Capital Calls

Pursuant to Brazilian Corporate Law, a shareholder’s liability is generally limited to the issue price of the subscribed or purchased shares. There is no obligation of a shareholder to participate in additional capital calls.

Voting Rights

Each common share entitles its holder to one vote at our shareholders’ meetings. According to CVM regulations, shareholders that represent at least 5% of our common shares may request cumulative voting (voto múltiplo) in an election of our board of directors. Pursuant to Brazilian Corporate Law and according to CVM guidance, as our capital stock comprises only common shares, shareholders holding at least 10% of our common shares in the three consecutive months prior to our shareholder’s meeting have the right to appoint a member of our board of directors (eleição em separado).

Shareholders’ Meetings

Pursuant to Brazilian Corporate Law, the shareholders present at an annual or extraordinary shareholders’ meeting, convened and held in accordance with Brazilian Corporate Law and our bylaws, are empowered to decide all matters relating to our corporate purpose and to pass any resolutions they deem necessary for our protection and well-being.

In order to participate in a shareholders’ meeting, a shareholder must be a record owner of the share on the day the meeting is held and may be represented by a proxy.

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

Form and Transfer

As our common shares are in registered form, their transfer is governed by the rules of Article 31, paragraph 3, of Brazilian Corporate Law, which provides that a transfer of shares is affected by a transfer recorded in a company’s share transfer records upon presentation of valid share transfer instructions to the company by a transferor or its representative. When common shares are acquired or sold on a Brazilian stock exchange, the transfer is affected in our records by a representative of a brokerage firm or the stock exchange’s clearing system. Transfers of shares by a non-Brazilian shareholder are made in the same way and are executed by such shareholders’ local agent.

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

IOF on Foreign Exchange Transactions

Tax on foreign exchange transactions, or “IOF/Exchange,” may be levied on foreign exchange transactions (conversion of foreign currency in reais and conversion of reais into foreign currency), affecting either or both the inflow and outflow of investments. Currently, the general IOF/Exchange rate applicable to foreign exchange transactions is 0.38%.

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

If a partnership (or any other entity taxable as a partnership for U.S. federal income tax purposes) holds our common shares or the ADSs, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our common shares or the ADSs should consult its own tax advisor.

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

Dividends received by most U.S. Holders will generally constitute foreign source “passive income” for foreign tax credit purposes. For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income.

Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign income taxes and certain exceptions for short-term and hedged positions, any Brazilian income tax withheld from dividends paid by us may be treated as foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, the U.S. Holder may deduct such taxes in computing taxable income for U.S. federal income tax purposes provided that the U.S. Holder does not elect to claim a foreign tax credit for any otherwise creditable foreign income taxes paid or accrued for the relevant taxable year. Regulations impose additional requirements that must be met for a foreign tax to be creditable (including requirements that a “covered withholding tax” be imposed on nonresidents in lieu of a generally applicable tax that satisfies the regulatory definition of a “net income tax”, which may be unclear or difficult to determine). However, a recent IRS notice provides temporary relief from certain of these requirements if the notice is applied consistently to all foreign taxes paid during the relevant taxable year until the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules with respect to foreign tax credits are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. In the case of a gain from the disposition of a share or ADS that is subject to Brazilian income tax (see “—Brazilian Tax Considerations—Taxation of Gains”), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian income tax (i.e., because the gain from the disposition would be U.S. source income). Under recent U.S. regulations mentioned above (see “—U.S. Federal Income Tax Considerations—Taxation of Dividends—U.S. Holders”), Brazilian withholding tax imposed on such U.S. source gain may not constitute a creditable tax. Moreover, even if the tax is a creditable tax, the U.S. Holder may be unable to benefit unless it can apply the credit against U.S. federal income tax payable on other income from foreign sources from the relevant foreign tax basket. Alternatively, the U.S. Holder may be able to take a deduction for the Brazilian income tax if it does not elect to claim a foreign income tax credit for any foreign taxes paid or accrued during the taxable year.

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

We are exposed to the following floating interest rates:

•	U.S. dollar secured overnight financing rate, or SOFR, due to our floating rate U.S. dollar-denominated debt (usually trade finance related) and our cash position held offshore in U.S. dollars, which is invested in short-term instruments;
•	TJLP, due to real-denominated debt indexed to this interest rate; and
•	CDI (benchmark Brazilian real overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt.
		Maturities
	Notional amount	2024	2025	2026	2027	2028	Thereafter
	(in millions of R$)
Exposure as of December 31, 2023* (amortization)
U.S. dollar fixed rate	19,039	1,779	1,123	886	-	6,294	8,956
U.S. dollar SOFR	7,982	849	2,368	1,282	885	567	2,031
CDI	16,835	4,494	1,694	2,481	2,473	1,277	4,417
IPCA	34	8	8	8	8	3	-
TJLP	190	7	6	21	24	24	107
Others	1,394	565	126	125	101	79	397

Our cash and cash equivalents were as follows as of the dates presented:

	December 31, 2022	December 31, 2023	Exposure
Cash in reais	5,196	4,331	CDI
Cash in U.S. dollars	6,795	11,715	SOFR Index

The following table sets forth the average interest rate of our borrowings and financing:

	As of December 31, 2023
	Average interest rate(*)	Total debt
		(in thousands of R$)
US$	6.69%	27,020,824
R$	13.68%	18,010,988
EUR	5.44%	442,100
		45,473,912

_____________

(*)	In order to determine the average interest rates for our borrowings and financing agreements with floating rates, we used rates as of December 31, 2023.

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

	As of December 31, 2023
	Functional Currency	Notional Amount	Average Interest	Average Maturity (days)
		(in millions of R$)
Hedge accounting of export	U.S. dollar	3,931	-	-
CDI to U.S. dollar swap	U.S. dollar	67	-	-
Real to U.S. dollar currency swap	U.S. dollar	115	-	-
IPCA-to-CDI interest rate swap	Real	4,313	-	-

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

Our exposure to the U.S. dollar is due to the following contract categories:

•	U.S. dollar-denominated debt;
•	offshore cash;
•	currency derivatives;
•	U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and
•	offshore investments, which comprise assets purchased offshore and denominated in U.S. dollars on our balance sheet.

The following table sets forth our exposure to U.S. dollar exchange rate risk:

	As of December 31,
	2022	2023
	(in millions of US$)
U.S. dollar liabilities
Loans and financing	4,594	5,615
Trade accounts payable	366	524
Others	23	42
Total liabilities	4,983	6,181

U.S. dollar assets
Offshore cash and cash equivalents	1,191	2,228
Guarantee margin	27	15
Trade accounts receivable	316	292
Total assets	1,534	2,335

Total U.S. dollar exposure	(3,449)	(3,846)

Cash flow – hedge accounting	4,409	3,931
Exchange rate swap R$ x U.S. dollar	(115)	(115)
Exchange rate swap CDI x U.S. dollar	(67)	(67)
Total U.S. dollar net exposure	778	103

Our exposure to the euro is due to the following contract categories:

•	euro-denominated debt;
•	offshore cash;
•	euro indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and
•	offshore investments: assets that we bought offshore and that are denominated in euros on our balance sheet.

The following table sets forth our exposure to euro exchange rate risk:

	As of December 31,
	2022	2023
	(in millions of €)
Euro liabilities
Trade accounts payable	105	4
Loans and financing	25	-
Others	45	-
Total liabilities	175	4

Euro assets
Offshore cash and cash equivalents	104	6
Trade accounts receivable	37	2
Total assets	141	8

Total euro exposure	(34)	4

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

Sensitivity Analysis

In the Brazilian macroeconomic environment, exchange rate variation is the most significant market risk we face. The U.S. dollar selling rate had an annual volatility of 11.7% from 2022 to 2023.

Sensitivity Analysis of Derivative Financial Instruments and Foreign Exchange Exposure

Scenarios 1 and 2 represent 25% and 50% appreciation of the foreign currency, using the respective closing selling rate as of December 31, 2023, as reported by the Central Bank, as a benchmark.

The currencies used in the sensitivity analysis and the respective scenarios are as follows:

	December 31, 2023
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
U.S. dollar to real	4.8413	4.9408	6.0516	7.2620
Euro to real	5.3516	5.3474	6.6895	8.0274
U.S. dollar to euro	1.1054	1.0823	1.3818	1.6581

Set forth below are the effects on our income statement of scenarios 1 and 2:

	Notional	Risk	Probable scenario(*)	Scenario 1	Scenario 2
	(in thousands of R$)
Instruments
Gross exchange position	(3,646,628)	U.S. dollar	362,839	(4,413,605)	(8,827,210)
Cash flow hedge accounting	3,931,879	U.S. dollar	391,222	4,758,851	9,517,703
Exchange rate swap CDI x U.S. dollar	(67,000)	U.S. dollar	(6,666)	(81,092)	(162,184)
Exchange rate swap U.S. dollar to real	(115,000)	U.S. dollar	(11,443)	(139,187)	(278,375)
Net exchange position	103,251	U.S. dollar	10,274	124,967	249,934

_____________

(*)	We calculated the probable scenario considering the following variations: 2.06% appreciation of the real against the U.S. dollar / 0.80% appreciation of the real against the euro and no variation of the euro against the U.S. dollar.

Source: Central Bank as of February 20, 2024.

Sensitivity Analysis of Changes in Interest Rates

Scenarios 1 and 2 represent 25% and 50%, respectively, interest volatility growth as of December 31, 2023, and set forth below are the effects on our balance sheet:

					Impact on profit or loss
	% p.a.	Assets	Liabilities	Probable scenario*	Scenario 1	Scenario 2
		(in thousands of R$)
Changes in interest rates
CDI	11.65	5,145,643	(15,051,974)	(11,060,419)	(11,348,940)	(11,637,462)
TJLP	6.55	-	(850,558)	(906,270)	(920,197)	(934,125)
SOFR	5.38	-	(3,936,332)	(4,148,107)	(4,201,050)	(439,815)
IPCA	4.62	-	(34,181)	(35,761)	(36,155)	(36,550)

_____________

(*)	This sensitivity analysis assumes a probable scenario of interest rates as of December 31, 2023, as recorded in our assets and liabilities.

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

ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the following table:

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

Direct and Indirect Payments by the Depositary

The depositary makes certain payments and reimburses us for certain expenses we incur in connection with the ADR program, as agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. In 2023, these payments and reimbursements by the depository of the ADR program, Citibank, N.A., were US$7.5 million.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2023, CSN’s disclosure controls and procedures are effective.

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

Management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment, we concluded that our internal control over financial reporting is effective as of December 31, 2023.

Attestation Report of the Independent Registered Public Accounting Firm

Grant Thornton Auditores Independentes Ltda., our independent registered public accounting firm, audited, as of December 31, 2023, our internal control over financial reporting. For Grant Thornton Auditores Independentes Ltda.’s report, dated April 30, 2024, see our audited consolidated financial statements included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

In the year ended December 31, 2023, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

As of the date of this annual report, our audit committee is assisted by an external consultant, that renders financial and consulting services, among others.

16B. Code of Ethics

We adopted our Code of Conduct in 1998, reinforcing our ethical standards and the values that apply to all of our employees, including executive officers and directors. Our Code of Conduct was last updated in 2023, defining basic principles to guide daily behavioral commitments assumed by our employees, executives, suppliers, customers and service providers, among other stakeholders.

We a confidential and secure whistleblower channel for reporting situations such as moral harassment, sexual harassment, conflict of interest, fraud and other events that are in disagreement with the guidelines of the Code of Conduct and applicable legislation.

In our governance structure, the compliance area is responsible for our integrity program, which aims to ensure compliance with ethical standards of conduct and transparency. This program includes continuous training for our employees and employees of our third parties, and monitoring of compliance with laws, regulations, policies, and internal standards.

Our Code of Conduct is in compliance with the SEC requirements for codes of ethics for senior financial officers. A copy of our Code of Conduct is available on our website at www.csn.com.br.

16C. Principal Accountant Fees and Services

Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations. For the fiscal years ended December 31, 2022 and 2023, Grant Thornton Auditores Independentes Ltda. acted as our independent auditor.

The following table sets forth the services rendered and the related fees:

	Year ended December 31,
	2022	2023
	(in thousands of R$)
Audit fees	6,654.5	6,908.0
Audit-related fees	1,991.7	2,235.0
Total	8,646.2	9,143.0

Audit Fees

Audit fees in 2022 and 2023 comprised the aggregate fees billed and billable by our independent auditors in connection with the audit of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

In 2022 and 2023, audit-related fees in the above table are fees billed and billable by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements, and include tax compliance, issuance of comfort letters, due diligence and other assurance services. Services additional to the examination of our financial statements are submitted for prior approval to our audit committee in order to ensure that they do not represent a conflict of interest or affect the auditors’ independence.

16D. Exemptions from the Listing Standards for Audit Committees

Not applicable. For a discussion on our audit committee, see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Audit Committee.”

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In December 2021, we announced a share repurchase program for up to 30,000,000 of our outstanding common shares, which program terminated in June 2022. As of December 31, 2023, we did not hold any of our common shares in treasury. The following table sets forth certain information regarding our share repurchases in the last three fiscal years:

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

Majority of Independent Directors

The NYSE rules require that a majority of the board of directors consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both Brazilian Corporate Law and the CVM have established rules that require a minimum number of independent directors to certain publicly held companies such as us, as well as rules that require us to meet certain qualification requirements and that address the compensation, duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian Corporate Law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Brazilian Corporate Law requires that our directors be elected by our shareholders at an annual shareholders’ meeting.

Executive Sessions

NYSE rules require that non-management directors meet at regularly scheduled executive sessions without management present. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of our board of directors can be elected from management. Mr. Benjamin Steinbruch, our chief executive officer, is also member of our board of directors. There is no requirement that non-management directors meet regularly without management. As a result, the non-management directors on our board of directors do not typically meet in executive sessions without management present, although they may do so and then report to the entire board of directors the topics discussed and their suggestions.

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

As of the date of this annual report, our audit committee comprises Mr. Yoshiaki Nakano, Mr. Antonio Bernardo Vieira Maia and Mr. Miguel Ethel Sobrinho and is assisted by an external consultant that renders financial and consulting services, among others. Each of the members of our audit committee satisfies the audit committee membership independence requirements set forth by the SEC and the NYSE. Each of the members of our audit committee has been determined by our board of directors to qualify as an “audit committee financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act. For further information on our audit committee, see “Item 6. Directors, Senior Management and Employees––6C. Board Practices—Audit Committee.”

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. We currently do not have any such plan and, pursuant to our bylaws, we would require shareholder approval to adopt an equity compensation plan.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have adopted the following corporate governance guidelines, either based on Brazilian law or our Code of Conduct, institutional handbook or policies and procedures:

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

16K. Cybersecurity

Risk Management and Strategy

Our cybersecurity risk management strategy sets forth guidelines on information security, control and monitoring to adequately protect our information assets regarding integrity, availability and confidentiality of information included in our IT systems and other resources. We adopted processes for the management of risks deriving from cybersecurity threats, which are documented in our information security policy.

We apply cybersecurity solutions and procedures to ensure the most appropriate and applicable handling, collection and availability of data and information used in our corporate systems.

Our IT department is responsible for maintaining and fostering the implementation of our cybersecurity policy, as well as instructing users about the information security rules that are applicable to all, including those in our subsidiaries with a different IT environment, with greater or lesser integration with the rest of the organization.

As part of our risk management strategy, we engage a cybersecurity ISO27001 and ISAE3402 certified company to manage our cybersecurity controls and procedures. Moreover, we adopt the Control Objectives for Information Technologies framework, which is a framework created by the Information Systems Audit and Control Association for information technology management and IT governance. We continuously assess and oversee material risks deriving from cybersecurity threats associated with our third-party service providers.

In terms of cybersecurity processes and tools, we have a security operations center, an event correlation tool and a virus detection and reaction solution. We also established committees and invest in multiple authentication factor solutions, user awareness and immutable backup solutions.

We conduct quarterly internal vulnerability analysis processes, together with our outsourced service provider, and annual invasion tests, together with external companies. Based on the gaps identified during the invasion tests, we prepare action plans to mitigate these risks. All information security events are monthly recorded, addressed and presented by our security operations center.

In recent years, we had no incidents that resulted in any type of service downtime, damage or data leak.

Governance

We have an information security work group that comprises our information technology team with our risk and compliance teams. All relevant threats and risks are informed to our audit committee. Our audit committee holds regular meetings that focus on ensuring compliance with the responsibilities set forth in applicable law and the audit committee’s operating policy. Our audit committee decides on the engagement of consultants, counsel, accountants, experts and other external professionals, as required to assist it in the performance of its duties.

We assess our strategic, operating, financial and regulatory risks through our audit, risks and compliance executive board. Accordingly, our main risk factors, including risks derived from cybersecurity threats, are consolidated every two years and assessed in terms of chance of occurrence and potential impacts to us. Based on this mapping, the business departments responsible for the management of the risks involved in the relevant processes implement action plans to mitigate these risks and avoid significant impacts.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

See our audited consolidated financial statements, together with the report of Grant Thornton Auditores Independentes Ltda. thereon, beginning on Page F-1 of this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Bylaws of the registrant (English translation), incorporated in this annual report by reference from our Form 6-K filed with the SEC on November 27, 2017.
2.1	Amended and Restated Deposit Agreement, among Companhia Siderúrgica Nacional, Citibank, N.A., as depositary, and the holders and beneficial owners of American Depositary Shares issued thereunder, incorporated in this annual report by reference from our Registration Statement on Form F-6 filed with the SEC on February 24, 2022.
2.2	Description of the registrant’s securities registered under Section 12 of the Exchange Act, incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 3, 2020.

4.1	*	Investment Agreement, dated November 21, 2014, among Companhia Siderúrgica Nacional, Brazil Japan Iron Ore Corporation, POSCO, China Steel Corporation, Congonhas Minérios S.A. and Nacional Minérios S.A., as amended on November 15, 2015 and restated on November 27, 2015, incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 13, 2021.
4.2		Amendment, dated December 6, 2019, among Companhia Siderúrgica Nacional, Japão Brasil Minério de Ferro Participações Ltda., POSCO, China Steel Corporation and CSN Minérios Nacional S.A., to the Investment Agreement (Exhibit 4.1), incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 13, 2021.
8.1	+	List of subsidiaries.
11.1		Policy for the Disclosure of Material Facts and the Trading of Securities Issued by CSN, incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 27, 2023.
12.1	+	Section 302 Certification of Chief Executive Officer.
12.2	+	Section 302 Certification of Chief Financial Officer.
13.1	+	Section 906 Certification of Chief Executive Officer.
13.2	+	Section 906 Certification of Chief Financial Officer.
96.1		Technical Report Summary for Casa de Pedra Operations, incorporated in this annual report by reference from our amended annual report on Form 20-F/A for the fiscal year ended December 31, 2022, filed with the SEC on April 25, 2024.
97.1	+	Policy on Clawback for the Recovery of Erroneously Awarded Compensation, dated December 1, 2023.
101.INS	+	XBRL Instance Document.
101.SCH	+	XBRL Taxonomy Extension Schema.
101.CAL	+	XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	+	XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	+	XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	+	XBRL Instance Document.
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

Dated: April 30, 2024

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Companhia Siderúrgica Nacional

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2023, and our report dated April 30, 2024 expressed an unqualified opinion on those financial statements.

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

April 30, 2024

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Companhia Siderúrgica Nacional

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated on April 30, 2024 expressed an unqualified opinion.

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

Recoverability of deferred tax assets

The Company has deferred tax assets on income tax and social contribution of R$5,034 million as of December 31, 2023, relating to accumulated tax losses, negative basis of social contribution and temporary differences arising from temporary provisions recognized. These deferred taxes balances are recognized based on the probability of future taxable income.

The annual evaluation of the deferred tax assets recoverability involves a high degree of judgment to assess the significant assumptions that are reflected in the forecast of future taxable income. In addition, there is a level of uncertainty inherent to the significant assumptions, used in determining estimates of future taxable income, which, if changed, could have a significant impact on the Company’s evaluation of the recoverability of the deferred tax assets. Based on these aspects, we identified the evaluation of recoverability of deferred tax assets as a critical audit matter.

The primary procedures we performed to address this critical audit matter are the following:

•	We evaluated the design and tested the operating effectiveness of the relevant controls related to the estimation of future taxable income to support the recoverability of deferred tax assets;
•	We evaluated the reasonableness of the inputs and historical data used in the estimation.
•	We involved our internal valuation professionals with specialized skills and knowledge, who assisted in:
(i)	evaluating significant assumptions used in estimation of future taxable income, comparing them with public available market data; and
(ii)	performing sensitivity analysis over the significant assumptions used to assess the impact on the Company’s forecast of the future taxable income.

/s/ Grant Thornton Auditores Independentes Ltda.

We have served as the Company’s auditor since 2017.

São Paulo, Brazil

April 30, 2024.

Companhia Siderúrgica Nacional S.A. and Subsidiaries
Consolidated Balance Sheets as of December 31
(Thousands of Brazilian Reais)

		Consolidated
	Notes	12/31/2023	12/31/2022
ASSETS
Current
Cash and cash equivalents	4	16,046,218	11,991,356
Financial investments	5	1,533,004	1,456,485
Trade receivables	6	3,269,764	3,233,164
Inventories	7	9,557,578	11,289,229
Recoverable taxes	8	1,744,074	1,865,626
Other current assets	9	927,062	776,500
Total current assets		33,077,700	30,612,360

Non-Current
Long-term assets
Financial investments	5	251,299	156,185
Deferred taxes	18	5,033,634	5,095,718
Inventories	7	1,412,103	1,045,665
Recoverable taxes	8	2,537,423	1,317,132
Other non-current assets	9	5,310,491	4,749,718
Total long-term assets		14,544,950	12,364,418

Investments	10	5,443,131	5,219,082
Property, plant and equipment	11	27,927,458	26,370,445
Intangible assets	12	10,536,481	10,788,054
Total non-current assets		58,452,020	54,741,999

TOTAL ASSETS		91,529,720	85,354,359

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheets as of December 31
(Thousands of Brazilian Reais)

		Consolidated
	Notes	12/31/2023	12/31/2022
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Borrowings and financing	13	7,613,367	5,193,636
Payroll and related taxes		469,247	422,495
Trade payables	16	7,739,520	6,596,915
Taxes payables		864,609	870,333
Provisions for tax, social security, labor and civil risks	20	36,000	73,089
Advances from customers	17	2,063,509	1,120,072
Dividends and interest on equity payable	17	80,624	611,307
Trade payables – forfaiting and drawee risk	17	4,209,434	5,709,069
Other payables	17	1,940,793	1,878,203
Total current liabilities		25,017,103	22,475,119

Non-Current
Borrowings and financing	13	37,245,708	35,725,106
Deferred taxes assets	18	304,002	216,950
Provisions for tax, social security, labor and civil risks	20	1,306,870	1,411,736
Pension and healthcare plan	30	513,902	555,329
Provisions for environmental liabilities and decommissioning	21	1,018,805	937,657
Other payables		6,438,492	2,216,418
Total non-current liabilities		46,827,779	41,063,196

Shareholders’ equity
Paid-in capital	23a	10,240,000	10,240,000
Capital reserves		32,720	32,720
Legal reserves		1,158,925	1,158,925
Earnings reserves		4,912,311	7,829,517
Other comprehensive income		1,156,719	228,305
Total shareholders' equity of controlling shareholders		17,500,675	19,489,467
Non-controlling interest		2,184,163	2,326,577
Total shareholders' equity		19,684,838	21,816,044

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		91,529,720	85,354,359

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries

Consolidated Statements of Income for the years ended December 31
(Thousands of Brazilian Reais)

				Consolidated
	Notes	12/31/2023	12/31/2022	12/31/2021

Net revenue from sales	25	45,437,950	44,362,120	47,912,039
Costs of sales of products and services	26	(33,475,189)	(31,054,016)	(25,837,475)
Gross profit		11,962,761	13,308,104	22,074,564

Operating income (expenses)		(6,776,012)	(5,666,642)	(1,534,602)
Selling expenses	26	(3,729,089)	(2,575,818)	(2,372,298)
General and administrative expenses	26	(760,894)	(674,119)	(587,148)
Equity earnings of affiliated companies	10	351,131	237,917	182,504
Other operating income	27	450,016	253,233	2,958,372
Other operating expenses	27	(3,087,176)	(2,907,855)	(1,716,032)
Profit before financial results and income taxes		5,186,749	7,641,462	20,539,962
Financial income	28	1,655,747	(78,220)	1,167,184
Financial expenses	28	(5,807,129)	(3,436,805)	(3,111,368)

Profit before income taxes		1,035,367	4,126,437	18,595,778
Income tax and social contribution	18	(632,718)	(1,958,739)	(5,000,157)
Net income for the period		402,649	2,167,698	13,595,621

Net income for the year attributed to:
Controlling interests		(318,206)	1,554,060	12,258,628
Non-controlling interests		720,855	613,638	1,336,993

Basic earnings per share	23.f	(0.23996)	1.17108	8.90654
Diluted earnings per share	23.f	(0.23996)	1.17108	8.90654

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries

Consolidated Statements of Comprehensive Income for the years ended December 31
(Thousands of Brazilian Reais, except for the earnings (loss) per common share)

			Consolidated
	12/31/2023	12/31/2022	12/31/2021
Net income for the year	402,649	2,167,698	13,595,621

Items that will not be subsequently reclassified to the statement of income
Actuarial gains on defined benefit plan from investments in subsidiaries	(8,399)	1,254	698
Actuarial gains on defined benefit pension plan	41,635	16,278	300,455
Total Items that will not be subsequently reclassified to the statement of income	33,236	17,532	301,153

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	(142,939)	(534,300)	(8,097)
(Loss)/gain on cash flow hedge accounting, net of taxes	805,749	(243,942)	795,923
Cash flow hedge accounting reclassified to the statement of income upon realization, net of taxes	240,886	1,393,034	525,290
(Loss)/gain cash flow hedge accounting - reflection of investments in subsidiaries, net of taxes		56,466	18,300
Cash flow hedge of subsidiaries reclassified to income, net of taxes	5,710	(553,849)	(17,755)
Treasury shares acquired by subsidiary			(651,016)
Total Items that could be subsequently reclassified to the statement of income	909,406	117,409	662,645
Other comprehensive income	942,642	134,941	963,798
Comprehensive income for the year	1,345,291	2,302,639	14,559,419

Attributable to:
Attributed to owners of the Company	624,752	1,790,341	13,364,223
Attributed to non-controlling interests	720,539	512,298	1,195,196
	1,345,291	2,302,639	14,559,419

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Cash Flows for the years ended December 31
(Thousands of Brazilian Reais)

		Consolidated
	Notes	12/31/2023	12/31/2022	12/31/2021

Net income for the year		402,649	2,167,698	13,595,621
Adjustments to reconcile net income (loss) to net cash provided by operations:
Accrued charges on borrowings and financing		3,481,514	2,459,769	2,053,547
Charges on loans and financing granted		(182,759)	(152,484)	(61,632)
Depreciation/ depletion / amortization	26	3,379,141	2,877,656	2,218,192
Equity earnings of affiliated companies	10	(351,131)	(237,917)	(182,504)
Charges on lease liabilities	15	82,521	69,510	62,470
Deferred income tax and social contribution	18	(403,544)	420,773	759,355
Provision for tax, social security, labor and civil risks		(139,871)	92,263	(61,404)
Monetary variations and exchange differences		882,201	(105,919)	1,039,420
Additions(reversals) of PP&E provisions for losses, net of write-offs	10, 11 and 12	158,140	(24,914)	74,260
Provision (Reversal) for consumption and services		(64,813)	25,273	41,450
Investment impairment reversal			(387,989)
Provision for environmental liabilities and decommissioning of assets		81,148	(6,899)	92,406
Financial investments - shares – Fair value through profit or loss (VJR)	27 and 28	(292,346)	1,293,784	11,293
Receivables by indemnity			(422,254)	(17,713)
Net gains on the sale of the shares of Usiminas				(505,844)
Net gains on the sale of the shares of CSN Mineração				(2,472,497)
Net gain from sale of equity interest		(92,438)
Dividends of USIMINAS		(52,516)	(113,697)	(196,838)
Other provisions		106,418	(6,267)	(18,369)
Total Adjustments to reconcile net income (loss) to net cash provide by operation		6,994,314	7,948,386	16,431,213
Changes in assets and liabilities
Trade receivables - third parties		225,997	(1,331,126)	1,233,727
Trade receivables - related parties		12,512	(72,187)	(23,220)
Inventories		1,303,288	(734,991)	(6,352,079)
Receivables from related parties/Dividends		124,452	176,447	206,475
Recoverable taxes		(1,098,739)	(278,370)	(65,161)
Judicial deposits		41,782	(39,277)	(14,688)
Compulsory loan received			370,000
Trade payables		1,159,629	(479,693)	1,173,033
Trade payables – forfaiting		(1,499,635)	1,269,102	3,816,106
Payroll and related taxes		48,200	31,894	46,653
Taxes in installments		(214,330)	(2,505,758)	1,221,191
Payables to related parties		(70,659)	21,115	(28,909)
Advance from customer		4,844,361	(863,370)	(697,137)
Advance from electric energy contracts			642,240
Interest paid	13.a	(3,428,721)	(2,315,586)	(2,137,782)
Cash flow hedge accounting paid		(962,651)	64,436	(12,573)
Other		(187,192)	139,531	(3,586)
Increase (Decrease) in assets and liabilities		298,294	(5,905,593)	(1,637,950)
Net cash generated by operating activities		7,292,608	2,042,793	14,793,263

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Cash Flows for the years ended December 31
(Thousands of Brazilian Reais)

Investments / AFAC / Acquisitions of Shares		(338,568)	(662,761)	(296,357)
Purchase of property, plant and equipment, intangible assets and investment property	10, 11 and 12	(4,408,119)	(3,352,210)	(2,864,707)
Loans granted to related parties		(101,912)	(119,536)	(123,656)
Loans received from related parties		8,032
Financial investment, net of redeemed amount		136,678	21,568	1,504,770
Net cash received from sale of CSN Mineração's shares				3,164,612
Cash received from acquisition of investment in Elizabeth's				54,768
Deposit in guarantee for the acquisition of LafargeHolcim				(263,750)
Price paid in aquisition of Cimentos Elizabeth's				(727,752)
Cash received from Acquisition of investments Metalgráfica	10.c		569
Acquisition of Topázio Energética, Santa Ana and Brasil Central			(466,153)
Cash received from Acquisition of investments in Topázio Energética and Santa Ana			5,095
Acquisition of CSN Cimentos Brasil			(4,770,354)
Cash received in the acquisition of CSN Cimentos Brasil			496,445
Price paid in acquisition of CEEE-G			(928,000)
Cash received in the acquisition of CEEE-G			661,864
Price paid in acquisition of Energética Chapecó			(358,634)
Cash received from Acquisition of investments Chapecó			41,693
Price paid in acquisition of concession rights			(2,024,118)
Receipt of sale of corporate interest		114,763
Net cash used in (generated by) investment activities		(4,589,126)	(11,454,532)	447,928

Borrowings and financing raised	13.a	15,638,624	20,187,894	12,845,544
Cost of borrowing		(201,917)	(334,709)	(162,852)
Payment of borrowings	13.a	(9,892,344)	(10,782,858)	(17,639,178)
Amortization of leases	15	(239,909)	(155,995)	(114,303)
Payment of dividends and interests on shareholder’s equity		(3,980,871)	(3,756,738)	(3,290,544)
Issuance of new CSN Mineração's shares				1,347,862
Share repurchase			(410,568)	(1,516,388)
Net cash used in (generated by) financing activities		1,323,583	4,747,026	(8,529,859)

Exchange rate changes on cash and cash equivalents of foreign subsidiaries		27,797	9,589	(9,438)

Increase (decrease) in cash and cash equivalents		4,054,862	(4,655,124)	6,701,894
Cash and cash equivalents at the beginning of the year		11,991,356	16,646,480	9,944,586
Cash and cash equivalents at the end of the year		16,046,218	11,991,356	16,646,480

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Changes in Shareholders´ Equity
(Thousands of Brazilian Reais)

	Paid-in Capital	Capital Reserve	Earnings Reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity	Non-Controlling interests	Consolidated Equity
Balances at December 31, 2020	6,040,000	32,720	5,824,350		(1,983,619)	9,913,451	1,338,054	11,251,505
Capital transactions with shareholders	4,200,000		(5,078,666)	(2,911,424)	827,414	(2,962,676)	526,141	(2,436,535)
Proposed capital increase	4,200,000		(4,200,000)				294,900	294,900
Treasury shares acquired			(878,666)			(878,666)		(878,666)
Dividends				(2,654,471)		(2,654,471)	(598,095)	(3,252,566)
Interest on equity				(256,953)		(256,953)	(95,895)	(352,848)
Net gain of transaction primary and secondary distribution shares of CSN Mineração					829,486	829,486	923,159	1,752,645
(Loss)/gain on the percentage change in investments					(2,072)	(2,072)	2,072	-
Total comprehensive income				12,258,628	1,105,595	13,364,223	1,195,196	14,559,419
Net income for the year				12,258,628		12,258,628	1,336,993	13,595,621
Other comprehensive income					1,105,595	1,105,595	(141,797)	963,798
Cumulative translation adjustments for the year					(8,097)	(8,097)		(8,097)
Actuarial gain/(loss) on defined benefit pension plan, net of taxes					301,379	301,379	(226)	301,153
Gain/(loss) on the cash flow hedge accounting, net of taxes					1,321,690	1,321,690	68	1,321,758
Treasury shares acquired by subsidiary					(509,377)	(509,377)	(141,639)	(651,016)
Internal changes in shareholders’ equity			9,347,204	(9,347,204)
Constitution of reserves			9,347,204	(9,347,204)
Balances at December 31, 2021	10,240,000	32,720	10,092,888		(50,610)	20,314,998	3,059,391	23,374,389
Capital transactions with shareholders			(1,959,295)	(699,211)	42,634	(2,615,872)	(1,024,834)	(3,640,706)
Treasury shares acquired			(395,180)			(395,180)	(1,638)	(396,818)
Dividends			(1,564,115)			(1,564,115)	(867,399)	(2,431,514)
Interest on equity				(700,000)		(700,000)	(155,788)	(855,788)
Others				789		789	(9)	780
(Loss)/gain on the percentage change in investments					42,634	42,634		42,634
Total comprehensive income				1,554,060	236,281	1,790,341	292,020	2,082,361
Net income for the year				1,554,060		1,554,060	613,638	2,167,698
Other comprehensive income					236,281	236,281	(321,618)	(85,337)
Cumulative translation adjustments for the year					(534,300)	(534,300)	(321,618)	(855,918)
Actuarial gain/(loss) on defined benefit pension plan, net of taxes					18,172	18,172		18,172
Gain/(loss) on cash flow hedge accounting, net of taxes					752,409	752,409		752,409
Internal changes in shareholders’ equity			854,849	(854,849)
Constitution of reserves			854,849	(854,849)
Balances on December 31, 2022	10,240,000	32,720	8,988,442		228,305	19,489,467	2,326,577	21,816,044

Capital transactions with shareholders			(2,599,000)	(14,544)	(2,613,544)	(863,425)	(3,476,969)
Approval of additional dividends at the AGM held on 04/30/2023			(1,614,000)		(1,614,000)	(718,103)	(2,332,103)
Approval of interim dividends in RCA carried out on 11/13/2023			(985,000)		(985,000)		(985,000)
Interest on equity					-	(144,694)	(144,694)
Others				(6,451)	(6,451)	(472)	(6,923)
(Loss)/gain on the percentage change in investments				(8,093)	(8,093)		(8,249)
Total comprehensive income			(318,206)	942,958	624,752	720,855	1,345,607
Net income for the year			(318,206)		(318,206)	720,855	402,649
Other comprehensive income				942,958	942,958	-	942,958
Cumulative translation adjustments for the year				(142,939)	(142,939)		(142,939)
Actuarial gain/(loss) on defined benefit pension plan, net of taxes				34,710	34,710		34,710
Gain/(loss) on cash flow hedge accounting, net of taxes				1,051,187	1,051,187		1,051,187
Balances on December 31, 2023	10,240,000	32,720	6,071,236	1,156,719	17,500,675	2,184,163	19,684,838

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands of reais - R$, unless otherwise stated)

1.	DESCRIPTION OF BUSINESS

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

As a pioneer in the use of technologies that result in the possibility of stacking the tailings generated in the iron ore production process, CSN Mineração has had its iron ore production, since January 2020, 100% independent of tailings dams. After significant investments in recent years to increase the level of reliability, decharacterization and dry stacking, CSN Mineração has moved towards a scenario in which 100% of its waste goes through a dry filtration process and is arranged in geotechnically controlled piles, in areas exclusively intended for stacking.

As a consequence of these measures, the decommissioning of dams is the natural path for processing filtered waste. All our mining dams are adequately suited to existing environmental legislation.

•	Cement:

CSN entered the cement production market boosted by the synergy between this activity and CSN’s current business.

The cement production unit located beside the UPV facilities, in Volta Redonda/RJ, produces CP-III type cement using the slag produced by the UPV’s own blast furnaces. There is also the exploration of limestone and dolomite at the Arcos/MG unit to meet the needs of the steel and the cement plants, as well as the production of clinker at the same unit.

On January 31, 2021, the Company concluded the drop down of the cement business and, accordingly, all assets, liabilities, rights and obligations related to the cement business were transferred from CSN to its subsidiary CSN Cimentos S.A. (“CSN Cimentos”).

On August 31, 2021, the subsidiary CSN Cimentos S.A. (“CSN Cimentos”) completed the acquisition of control of Elizabeth Cimentos S.A. ("Elizabeth Cimentos") and Elizabeth Mineração Ltda. ("Elizabeth Mineração"), with operations in the Northeast region, especially in Paraíba and Pernambuco. On May 1, 2022, Elizabeth Mineração was merged into CSN Cimentos S.A.

On September 9, 2021, CSN Cimentos entered into the Agrément for the Sale and Purchase of the Shares in LafargeHolcim (Brasil) S.A., for the acquisition of 100% of the shares issued by LafargeHolcim (Brasil) S.A. (“LafargeHolcim”). On September 6, 2022, the acquisition of all shares issue by LafargeHolcim S.A. was completed, with the change of LafargeHolcim's name to "CSN Cimentos Brasil S.A.", which is now controlled by CSN Cimentos. The Company's main activities are: production, industry and general trade of cement, lime, mortar, minerals and metals in general and complementary products for civil construction, in natura with industrial plants, warehouses and branches across a large part of the national territory.

On August 31, 2023, the Extraordinary General Meeting approved the incorporation of CSN Cimentos by CSN Cimentos Brasil with the consequent transfer of all patrimony, assets (movable and immovable), rights and obligations, in accordance with the terms of the “Protocol and Justification of the Incorporation of CSN Cimentos S.A. by CSN Cimentos Brasil S.A.”. Thus, CSN Cimentos was extinguished, all its shares were canceled and, in replacement, its shareholders received shares in CSN Cimentos Brasil. All activities carried out by CSN Cimentos are now carried out by CSN Cimentos Brasil. The Valuation Report of CSN Cimentos' equity was prepared on June 30, 2023, being the basis for defining a capital increase in CSN Cimentos Brasil in the amount of R$2,383,276.

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

In July 2022, the subsidiary Companhia Florestal do Brasil it began the process of participating in the auction held by the State of Rio Grande do Sul, for the sale of 100% of the shares in its possession, 6,381,908 equivalent to 66.23% of the share capital, of Companhia Estadual de Energia Elétrica - CEEE-G, as part of the CEEE Group privatization program, in accordance with State Law 15,298/19, on October 21, 2022, the transaction was completed with payment by the company of the auction winning price. On December 22, 2022, the acquisition of Eletrobras' 32.74% interest in CEEE-G was concluded, and the Company currently holds 99% of the share capital of CEEE-G. On November 24, 2022, the post-OPA Auction was settled, in which CFB acquired 1,271 (one thousand two hundred and seventy-one) common shares and 338 (three hundred and thirty-eight) preferred shares issued by CEEE-G, with this CFB now holds a total of 99% of the share capital of CEEE-G.

•	Going Concern:

Management understands that the Company has adequate resources to continue its operations. Accordingly, the Company's financial statements for the year ended December 31, 2023 have been prepared on a going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a)	Declaration of conformity

The consolidated financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (IASB) and highlight all the relevant information at the financial statements, and only this information, which correspond to those used by the Company's management in its activities.

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

The accounting policies and critical estimates, when applicable and relevant, are included in the respective explanatory notes and are consistent with the previous year presented, as shown below:

•	Note 6 - Allowance for expected losses (impairment) of trade receivables;
•	Note 10 - Recoverability test of investment in Transnordestina Logística S.A. (“TLSA”);
•	Note 12 - Goodwill impairment test;
•	Note 14 - Derivative financial instruments and hedge accounting;
•	Note 18 - Recoverability test of deferred income tax and social contribution;
•	Note 20 – Provisions for tax, social security, labor and civil risks;
•	Note 21 - Provisions for environmental liabilities and asset retirement obligations;
•	Note 30 - Employee benefits.

The consolidated financial statements were approved by Board of Directors on April 29, 2024.

2.c)	Functional currency and presentation currency

The accounting records included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the principal of the economic environment in which each subsidiary operates (“the functional currency”). The consolidated financial statements are presented in R$ (reais), which is the Company’s functional currency and the Group’s presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction or valuation dates, in which the items are remeasured. The balances of the asset and liability accounts are converted using the exchange rate prevailing at the balance sheet date. As of December 31, 2023, US$1 was equivalent to R$4.8413 (R$5.2177 as of December 31, 2022) and €1 was equivalent to R$5.3516 (R$5.5694 as of December 31, 2022), according to the rates obtained from the Central Bank of Brazil website.

2.d)	Accounting policies

The significant accounting policies applied in the preparation of these financial statements have been included in the respective notes and are consistent for all years presented.

2.e)	Adoption of new and revised International Financial Reporting Standards (IFRS)

Recently, new accounting standards and interpretations were issued, which will only come into effect from January 1, 2024. The Company has not early adopted any of these standards in the current year and does not expect that they will have a material impact on the financial statements of subsequent fiscal years.

The main changes are:

• Amendment to IAS 7 – Statement of cash flows and IFRS 7 – Financial instruments: new requirements for disclosing risk-drawn and forfaiting operations, allowing users to have more information to assess the impacts of these operations.

• Amendment to IFRS 16 – Leases: guidance on how to account for sale and leaseback transactions on the date of transaction itself.

• Amendment IAS 1 – Presentation of financial statements: the amendment aims to improve the information disclosed by companies on long-term debt with covenants.

• Amendment IAS 21 – The effects of changes in exchange rates: the amendment aims to improve the quality of information presented in the financial statements when there is a situation in which a currency cannot be easily exchanged on the other, establishing a requirement that companies adopt a uniform approach when evaluating the possibility conversion.

• Amendment IAS 12 – Income tax: Clarifies aspects related to the recognition and disclosure of taxes deferred assets and liabilities related to Pillar Two rules published by the Organization for Cooperation and Economic Development (OECD).

• IAS 10 and IAS 28 - Investments in associates and enterprises in set: Alignment of the wording of the aforementioned standards.

.

• IFRS S1 – General requirements for disclosing financial information related to sustainability: proposes that companies disclose financial information, risks and opportunities in the short and long term regarding sustainability, that are useful to the general purpose user in making decisions about providing resources to the entity.

• IFRS S2 – Climate-related disclosure requirements: establishes the requirements for the disclosure of information related to climate, and applies to aspects to which the entity is exposed, which may be physical risks, transition and opportunities available to the organization.

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
				-
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

The fair value allocation resulted in an adjustment totaling R$72,184, distributed among Metalgráfica's main assets. The following table shows the composition of the allocated amounts and a summary of its calculation methodology:

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Property, plant and equipment	The values of fixed assets were adjusted by the difference between the revalued value of f ixed assets and their respective net book value, according to a technical evaluation carried out by an independent appraiser for the groups of assets represented by buildings, vehicles, furniture and fixtures. The useful lives follow the terms disclosed in note 11	17,750	72,184	89,934
		17,750	72,184	89,934

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

	Santa Ana Energética			Topázio Enérgetica
(R$'000)	Carrying amounts	Fair value adjustments	Total fair value	Carrying amounts	Fair value adjustments	Total fair value
Cash and cash equivalents	1,602		1,602	3,493		3,493
Trade receivables	13		13	199		199
Inventories	422		422	647		647
Recoverable taxes	2		2	87		87
Other assets				21		21
Property, plant and equipment	28,163	10,482	38,645	173,494	(79,317)	94,177
Intangíible assets		(3,200)	(3,200)		331,637	331,637
Total assets acquired	30,202	7,282	37,484	177,941	252,320	430,261

Accounts payable	2		2	179		179
Taxes payable	72		72	821		821
Salaries and social charges				167		167
Other payables	92		92
Leases	26		26	233		233
Total liabilities assumed	192		192	1,400		1,400
Net equity acquired	30,010	7,282	37,292	176,541	252,320	428,861
1-	Refer to a PP&E impairment recognized in Topázio and a recognition of an onerous contract related to prior concession agreement of Santa Ana.

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

The fair value allocation resulted in an adjustment totaling R$259,602, distributed among Company's main assets. The following table shows the composition of the allocated amounts and a summary of its calculation methodology:

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Property, plant and equipment	The amounts of property, plant and equipment were adjusted by the difference between the fair value of the PP&E and their respective net carrying amounts, as per the technical valuation conducted by an independent appraiser for the groups of assets represented by improvements, constructions, vehicles, furniture and fixtures. The useful lives follow the periods disclosed in Note 11	201,657	(68,835)	132,822
Intangible assets	Evaluated by the MPEEM method that measures the present value of future income to be generated during the remaining useful life of a given asset. Using the analysis of the company's projected results as a reference, the pre-tax cash flows directly attributable to the asset are calculated, as of the base date stipulated in the evaluation		328,437	328,437
		201,657	259,602	461,259

3.c)	Acquisition of Companhia Estadual de Geração de Energia Elétrica – CEEE-G

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

(i) Determination of the purchase price

The table below summarizes the price considered for accounting purposes:

Item	Comment	BRL thousand	Reference
Assets transferred	Payment made upon completion of the transaction	928,000	(i)
Purchase price considered for the business combination		928,000
(i)	On October 21, 2022, the transaction was concluded with the payment by the Company of R$928,000.

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

(R$'000)	Carrying amounts	Fair value adjustments	Total fair value
Cash and cash equivalents	661,864		661,864
Trade receivables	51,333		51,333
Inventories	2,636		2,636
Recoverable taxes	5,043		5,043
Other assets	125,516		125,516
Judicial deposits and guarantees	59,335		59,335
Investments	312,800	368,018	680,818
Property, plant and equipment	31,853		31,853
Intangíible assets	2,041,196	8,276	2,049,472
Total assets acquired	3,291,576	376,294	3,667,870

Trade payables	22,928		22,928
Taxes payable	19,951		19,951
Salaries and social charges	16,343		16,343
Deferred taxes	(65,560)		(65,560)
Judicial contingencies	306,400		306,400
Other payables	134,380		134,380
Bonus grant payable	2,024,118		2,024,118
Total liabilities assumed	2,458,560		2,458,560
Net equity acquired	833,016	376,294	1,209,310
Equity acquired (66.23%)	551,706	376,294	928,000

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

The fair value allocation resulted in an adjustment totaling R$376,294 distributed among CEEE-G's main assets. The following table shows the composition of the allocated amounts and a summary of its calculation methodology:

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Investments	Initially evaluated by the FDC - Discounted Cash Flow method for each investment, however, certain stakes are tied to purchase options with third parties at prices predetermined in the auction notice. Therefore, the fair value of these investments was measured considering the lower of the value identified in the FDC and the value of the purchase option.	312,800	368,018	680,818
Intangible assets	Evaluated by the MPEEM method that measures the present value of future income to be generated during the remaining useful life of a given asset. Using the analysis of the company's projected results as a reference, the pre-tax cash flows directly attributable to the asset are calculated, as of the base date stipulated in the evaluation	2,041,196	8,276	2,049,472
		2,353,996	376,294	2,730,290

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

The fair value allocation resulted in a gain totaling R$575,875 distributed among CSN Cimentos Brasil’s main assets. The following table shows the composition of the allocated amounts and a summary of its calculation methodology:

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Property, plant and equipment	Valued using the "MARKET APPROACH" method, where the fair value of the asset is estimated by comparing it with similar or comparable assets that have been sold or listed for sale in the primary or secondary market.	3,185,975	402,289	3,588,264
Mining rights	Evaluated by the MPEEM method that measures the present value of future income to be generated during the remaining useful life of a given asset. Using the analysis of the company's projected results as a reference, the pre-tax cash flows directly attributable to the asset are calculated, as of the base date stipulated in the evaluation	2,456	135,216	137,672
Trademarks	The brands were evaluated using the Royalty Relief method, which consists of projecting the expectation of royalties and measuring the present value.		38,370	38,370
Softwares	The Company's software has not been evaluated.	4,973		4,973
		3,193,404	575,875	3,769,279

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

The fair value allocation resulted in a gai totaling R$278,636, distributed among Company's main assets. The following table shows the composition of the allocated amounts and a summary of its calculation methodology:

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Property, plant and equipment	The amounts of property, plant and equipment were adjusted by the difference between the fair value of the PP&E and their respective net carrying amounts, as per the technical valuation conducted by an independent appraiser for the groups of assets represented by improvements, constructions, vehicles, furniture and fixtures. The useful lives follow the periods disclosed in Note 11	106,695	195,026	301,721
Intangible assets	Evaluated by the MPEEM method that measures the present value of future income to be generated during the remaining useful life of a given asset. Using the analysis of the company's projected results as a reference, the pre-tax cash flows directly attributable to the asset are calculated, as from the base date stipulated in the evaluation and Incremental Cash Flow, where the economic gain generated by the spread between the contract value and the spot value of energy was the basis of a free cash flow	104,499	83,610	188,109
		211,194	278,636	489,830

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

The Company has up to 12 months to adjust the measurement of the amounts due to events not considered.

4.	CASH AND CASH EQUIVALENTS

		Consolidated
	12/31/2023	12/31/2022
Cash and banks
In Brazil	103,383	85,120
Abroad	10,797,192	6,310,338
	10,900,575	6,395,458

Investments
In Brazil	4,227,916	5,110,749
Abroad	917,727	485,149
	5,145,643	5,595,898
	16,046,218	11,991,356

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

5.	FINANCIAL INVESTMENTS

				Consolidated
	Current		Non-current
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Investments (1)	39,800	271,590	139,949	15,675
Usiminas shares (2)	1,493,204	1,184,895
Bonds (3)			111,350	140,510
	1,533,004	1,456,485	251,299	156,185

(1)	Comprised of restricted financial investments and linked to a Bank Deposit Certificate (CDB) to guarantee a letter of guarantee from financial institutions and financial investments in Public Securities (LFT - Letras Financeiras do Tesouro) managed by their exclusive funds. As of December 31, 2023, R$122,687 has restricted availability as a guarantee for a liability of the subsidiary CSN Cimentos Brasil and its redemption period is indeterminate.
(2)	Part of the shares of Usiminas Siderúrgica de Minas Gerais S.A. held by the Company guarantees a portion of the Company’s debt.
(3)	Bonds with Fibra bank due in February 2028 (see note 22.b).

Accounting Policy

Short-term investments that are not classified as cash equivalents and are measured at amortized cost and at fair value through profit or loss.

6.      TRADE RECEIVABLES

		Consolidated
	12/31/2023	12/31/2022
Trade receivables
Third parties
Domestic market	1,525,773	1,636,804
Foreign market	1,801,677	1,720,056
	3,327,450	3,356,860
Estimated losses on doubtful debts	(226,053)	(232,830)
	3,101,397	3,124,030
Related parties (Note 22 b)	168,367	109,134
	3,269,764	3,233,164

The composition of the gross balance of accounts receivable from third party customers is shown as follows:

		Consolidated
	12/31/2023	12/31/2022
Current	2,938,483	2,934,057
Past-due up to 30 days	129,846	163,959
Past-due up to 180 days	36,568	54,452
Past-due over 180 days	222,553	204,392
	3,327,450	3,356,860

The changes in expected credit losses are as follows:

		Consolidated
	12/31/2023	12/31/2022
Opening balance	(232,830)	(236,927)
Loss estimated	(2,959)	(87)
Recovery and write-offs of receivables	9,736	13,197
Consolidation in the acquisition of companies		(9,013)
Closing balance	(226,053)	(232,830)

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

7.	INVENTORIES

		Consolidated
	12/31/2023	12/31/2022
Finished goods	3,856,491	4,421,166
Work in progress	3,316,396	3,501,145
Raw materials	2,607,079	3,297,213
Storeroom supplies	1,225,963	1,174,244
Advances to suppliers	85,623	37,619
Provision for losses	(121,871)	(96,493)
	10,969,681	12,334,894

Classified:
Current	9,557,578	11,289,229
Non-current (1)	1,412,103	1,045,665
	10,969,681	12,334,894

(1)	Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed.

The changes in expected losses on inventories are as follows:

		Consolidated
	12/31/2023	12/31/2022
Opening balance	(96,493)	(98,730)
Reversal/(Estimated losses) of inventories with low turnover and obsolescence	(25,378)	3,621
Consolidation in the acquisition of companies		(1,384)
Closing balance	(121,871)	(96,493)

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

8.	RECOVERABLE TAXES

		Consolidated
	12/31/2023	12/31/2022
State Value-Added Tax	1,492,575	1,130,843
Brazilian federal contributions (1)	2,729,606	1,862,828
Other taxes	59,316	189,087
	4,281,497	3,182,758

Classified:
Current	1,744,074	1,865,626
Non-current	2,537,423	1,317,132
	4,281,497	3,182,758

(1)	In 2023, the increase is mainly due to extemporaneous credit for excluding of freight from the IPI calculation base, being approximately R$345,215, increases of R$37,153 in PIS and R$143,575 in COFINS recoverabl e. Increases in IRRF recoverabl e in the amount of R$179,122 were also recorded, the main factor being credit for the negative balance of IRPJ for 2022.

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

9.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets are as follows:

				Consolidated
	Current		Non-current
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Judicial deposits (note 20)			491,882	533,664
Derivative financial instruments (note 14)	32,211
Prepaid expenses	337,107	311,087	44,027	47,109
Prepaid expenses with freight	79,449	36,783
Actuarial asset (note 22 b)			39,530	35,477
Trading securities	7,198	9,596
Loans with related parties (note 22)	5,316	5,383	1,659,412	1,384,773
Other receivables from related parties (note 22 b)	8,309	1,858	1,792,579	1,484,759
Eletrobrás bonds and compulsory loan (1)			62,913	58,030
Dividends receivables (note 22 b)	185,178	77,377
Employee debts	61,332	59,578
Receivables by indemnity (2)	106,405		1,173,922	974,863
Other	104,557	274,838	46,226	231,043
	927,062	776,500	5,310,491	4,749,718

(1)	In December 2023, R$106,405 was recognized relating to an income tax dispute litigation. In April 2023, the subsidiary CEEE-G recognized the amount of R$37,486, referring to the Tax and Contribution Values (VIC) of the Hydroelectric Plants committed to Physical Guarantee Quota Contracts (CCGFs). Additionally, in the 3rd quarter of 2022, the uncontroversial amount of R$422,254 was recognized in the same account, as a refund of the amounts overpaid for railroad freight from April 1994 to March 1994 and March 1996 to the company RFFSA, and that after its extinction, the Federal Government became the responsible for payment. Additionally, in 2020 a credit was recognized which is a net, certain and demandable amount, arising from the final and unappealable judicial decision favorable to the Company, due to losses and damages arising from voltage drop in the supply of energy in the periods from January/1991 to June/2002, in the amount of R$561,466.

(2)	On February 8, 2022, ANEEL approved the renegotiation of the hydrological risk (GSF - Generation Scaling Factor) of HPP Dona Francisca, in accordance with Authorizing Resolution No. 11,132. In this sense, the extension of the Plant Concession was granted by 1,485 days, moving the end of the grant from 02/28/2033 to 09/21/2037. Having overcome this stage, the Term of Agreement signed between CEEE-G and Dona Francisca Energética S.A - DFESA became effective, a contract that redistributes the Consortium's risks, with the physical guarantee of the Plant, the hydrological risk and the engineering risk in the proportion of the participation of Dona Francisca (85%) and CEEE-G (15%) in the project, see explanatory note nº 1.1.2. In view of this redistribution, DFESA will pay CEEE-G the amount of R$ 57,056, in 48 installments, to be paid, starting in March 2022, updating the credit by 100% of the CDI, having already received 22 (twenty-two) installments.

10.	BASIS OF CONSOLIDATION AND INVESTMENTS

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the years ended December 31, 2023 and 2022 include the following direct and indirect subsidiaries and joint ventures, associates, joint ventures, as well as the exclusive funds, as follows:

	Equity interests (%)
Companies	12/31/2023	12/31/2022	Core business
Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Inova Ventures	100.00	100.00	Equity interests and Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.89	99.89	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	79.75	79.75	Mining
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	92.71	92.71	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CSN Inova Ltd.	100.00	100.00	Advisory and implementation of new development projects
CBSI - Companhia Brasileira de Serviços de Infraestrutura	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos S.A. (**)		99.99	Manufacturing and sale of cement
CSN Cimentos Brasil S.A.	99.99	99.99	Manufacturing and sale of cement
Berkeley Participações e Empreendimentos S.A.	100.00	100.00	Electric power generation and equity interests
CSN Inova Soluções S.A.	99.90	99.99	Equity interests
CSN Participações I	99.90	99.99	Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.	0.10	0.01	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Participações III	99.90	99.99	Equity interests
CSN Participações IV	99.90	99.99	Equity interests
CSN Participações V	99.90	99.99	Equity interests

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.88	99.88	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.87	99.87	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.87	99.87	Production and sale of cans and related activities
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L.U.	79.75	79.75	Financial transactions, product sales and Equity interests
CSN Mining GmbH	79.75	79.75	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	79.75	79.75	Commercial representation
Lusosider Ibérica S.A.	100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.	79.75	79.75	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC	100.00	100.00	Import and distribution/resale of products
Elizabeth Cimentos S.A.	99.98	99.98	Manufacturing and sale of cement
Santa Ana Energética S.A.	99.98	99.99	Electric power generation
Topázio Energética S.A.	99.98	99.99	Electric power generation
Brasil Central Energia Ltda.	99.98	99.99	Electric power generation
Circula Mais Serviços de Intermediação Comercial S.A.	99.90	99.99	Commercial intermediation for the purchase and sale of assets and materials in general
Metalgráfica Iguaçu S.A	99.89	99.89	Metal packaging manufacturing
Companhia Energética Chapecó	79.75	79.75	Electric power generation
Companhia Estadual de Geração de Energia Elétrica - CEEE-G (1)	98.98	98.96	Electric power generation
Ventos de Vera Cruz S.A.	98.97	98.95	Electric power generation
Ventos de Curupira S.A	98.97	98.95	Electric power generation
Ventos de Povo Novo S.A.	98.97	98.95	Electric power generation
MAZET - Maschinenbau Zerspanungstechnik GmbH (2)	100.00		Production and sale of long steel and related activities
CSN Mining Internacional GmbH (3)	100.00		Commercial and representation of products

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium
Consórcio Itaúba(2)	36.60	36.60	Electric power generation
Consórcio Passo Real (2)	46.97		Electric power generation

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A. (*)	31.82	31.82	Dormant company
Transnordestina Logística S.A.	48.03	48.03	Railroad logistics
Equimac S.A	50.00	50.00	Rental of commercial and industrial machinery and equipment
Consórcio Itaúba(2)	63.40	63.40	Electric power generation
Consórcio Passo Real (2)	53.03		Electric power generation

Indirect interest in joint ventures: equity method
MRS Logística S.A.	14.86	14.86	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

Indirect interest in affiliates: equity method
Ventos da Lagoa Energia S.A. (3)		10.00	Electric power generation
Jaguari Energética S.A.	10.39	10.39	Electric power generation
Chapecoense Geração S.A.	8.91	8.91	Electric power generation
Parques Eólicos Palmares S.A. (3)		10.00	Electric power generation
Ventos do Litoral Energia S.A. (3)		10.00	Electric power generation
Ventos dos índios Energia S.A. (3)		10.00	Electric power generation
Companhia Energética Rio das Antas - Ceran	29.69	29.69	Electric power generation
Ventos do Sul Energia S.A.	9.90	10.00	Electric power generation
Foz Chapecó Energia S.A.	8.91	8.91	Electric power generation

Exclusive funds: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund
(*)	Dormant companies.
(**)	Company incorporated see note 10.b.
(1)	On November 24, 2023, Companhia Florestal do Brasil ("CFB") carried out the settlement of the Public Acquisition Offer ("OPA") procedure for shares issued by Companhia Estadual de Geração de Energia Elétrica - CEEE-G (“CEEE-G”), obtaining, at the end of the procedure, the acquisition of 1,609 (one thousand, six hundred and nine) shares of CEEE-G, thus increasing its participation percentage from 98.96% to 98.98% of the Company's share capital.
(2)	On June 1, 2023, MAZET - Maschinenbau Zerspanungstechnik GmbH was acquired by the indirect subsidiary Stalhwerk Thüringen GmbH.
(3)	On November 21, 2023, the company CSN Mining Internacional GmbH was incorporated by the Company's indirect subsidiary, CSN Mining Holding GmbH.
(4)	On December 26, 2022, the Itaúba Consortium was created, with Companhia Siderúrgica Nacional S.A. as consortium members, with a 63.4% share, and CSN Cimentos Brasil S.A., with a 36.6% share. Additionally, on January 17, 2023, the Passo Real Consortium was formed, with the companies Companhia Siderúrgica Nacional S.A., Elizabeth Cimentos S.A., CSN Mineração S.A. and Minérios Nacional S.A. as consortium members, with shares of 46.97%, 28.18%, 23.29% and 1.56%, respectively.
(5)	CEEE-G sold its shareholding in the affiliates Ventos Lagoa Energia S.A., Parques Eólicos Palmares S.A., Ventos do Litoral Energia S.A. and Ventos dos Índios Energia S.A.

10.a)	Changes in investments in joint ventures, joint operations, associates and other investments

The positions presented as of December 31, 2023 and 2022 and the changes refer to the interest held by CSN in these companies:

							Consolidated
Companies	Final balance on 12/31/2022	Capital increase	Dividends	Equity Income (2)	Comprehensive income	Others	Final balance on 12/31/2023

Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica (1)	2,054,898		(106,747)	449,462	175	(16,181)	2,381,607
Fair Value MRS	480,622						480,622
Fair Value MRS amortization	(82,225)			(11,746)			(93,971)
Transnordestina Logística S.A.	1,184,514			(23,568)			1,160,946
Fair Value -Transnordestina	659,106						659,106
Arvedi Metalfer do Brasil (affiliate)	25,782	11,037		(1,332)			35,487
Equimac S.A	18,482			5,311			23,793
Indirect interest in affiliates - CEEE-G (2)	216,307		(56,776)	50,757		(44,397)	165,891
Fair Value indirect participation CEEE-G (3)	359,024			(39,315)			319,709
Fair Value amortization indirect participation CEEE-G	(25,889)			1,993			(23,896)
	4,890,621	11,037	(163,523)	431,562	175	(60,578)	5,109,294

Equity interests evaluated by the cost method (4)	41,093	9,000					50,093
Investments at fair value through profit or loss (note 14)	94,700					(15,963)	78,737
Other	33,588					(34,535)	(947)
	169,381	9,000				(50,498)	127,883

Total shareholdings	5,060,002	20,037	(163,523)	431,562	175	(111,076)	5,237,177

Classification of investments in the balance sheet
Equity interests	5,060,002						5,237,177
Investment Property	159,080						205,954
Total investments in the asset	5,219,082						5,443,131
(1)	The balance in others refers to the sale of treasury shares as approved at the Ordinary General Meeting on April 27, 2023.

(2)	Mainly refers to the sale by CEEE-G in the first quarter of its shareholding in the affiliates Ventos Lagoa Energia S.A., Parques Eólicos Palmares S.A., Ventos do Litoral Energia S.A. and Ventos dos Índios Energia S.A., consequently, there was a write-off of these investments in the amount of (R$43,567), the effect of the operation was classified in the group of other operating expenses and income.

(3)	As of December 31, 2023, the balance of R$ 359,024 refers to the Fair Value generated in the acquisition of CEEE-G, with the disposals mentioned in the item above, the Fair Value was written off in the amount of (R$39,315) referring to the companies' surplus value sold, the effect of the write-off was classified in the equity equivalence group;

(4)	These are strategic investments in startups made by the subsidiary CSN Inova Ventures, which are valued using the cost method, in the following companies: Alinea Health Holdings Ltda. I.Systems Aut. Ind., 2D Materials, H2Pro Ltda, 1S1 Energy, Traive INC., OICO Holdings, Clarke Software and Global Dot Com the latter acquired on June 5, 2023.

The reconciliation of equity in earnings of companies with shared control classified as joint ventures and associates and the amount presented in the income statement is presented below and results from the elimination of the results of CSN's transactions with these companies:

		Consolidated
	12/31/2023	12/31/2022

Equity in results of affiliated companies
MRS Logística S.A.	449,462	325,800
Transnordestina	(23,568)	(29,307)
Arvedi Metalfer do Brasil	(1,332)	4,702
Equimac S.A	5,311	3,936
Indirect interest in affiliates - CEEE-G	50,757
Fair Value Amortization	(49,068)	(37,633)
	431,562	267,498
Other adjustments
Cost of sales	(110,734)	(80,006)
To taxes	30,421	27,202
Others	(118)	23,223
Equity in results	351,131	237,917

(1)	The operating margin of intercompany operations with group companies classified as joint ventures, which are not consolidated, are reclassified in the Income Statement of the Investment group to the cost and income tax and social contribution group.

10.b)	Additional information on operational subsidiaries based in Brazil and abroad

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

On August 31, 2023, the reverse merger of CSN Cimentos into CSN Cimentos Brasil was approved and consequently the transfer of all assets, properties, rights and obligations. The Valuation Report of CSN Cimentos net equity was prepared based on the June 30, 2023 balance sheet.

As a result of the merger, the net equity of CSN Cimentos Brasil was increased by R$2,383,275,916.52 (two billion, three hundred and eighty-three million, two hundred and seventy-five thousand, nine hundred and sixteen reais and fifty-two centavos), with R$2,300,489,487.22 (two billion, three hundred million, four hundred and eighty-nine thousand, four hundred and eighty-seven reais and twenty-two centavos) allocated to the share capital and R$82,786,429.30 (eighty-two million, seven hundred and eighty-six thousand, four hundred and twenty-nine reais and thirty cents) to the capital reserve account.

(R$'000)	Net equity as of June 30, 2023
Cash and cash equivalents	111,937
Trade receivables	95,506
Inventories	245,701
Other assets	229,560
Corporate investments	1,198,743
Property, plant and equipment	3,573,944
Intangíible assets	889,979
Investment properties	631
Total Assets	6,346,001
Trade payables	375,049
Borrowings and financing	2,678,625
Salaries and social charges	15,432
Taxes payable	42,383
Lease liabilities	15,392
Tax, social security, labor and civil	11,489
Provisions for environmental liabilities and asset decommissioning	83,076
Other payables	741,279
Total Liabilities	3,962,725

Net assets	2,383,276

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

On March 23, 2021, CSN subscribed FTL shares through the capitalization of credits arising from Advances for Future Capital Increase (AFAC) in the amount of R$10,860, increasing its interest in FTL’s capital from 92.38% to 92.71%. As a result of the operations described above, which caused a change in shareholder participation, the Company recorded a loss in the amount of R$29, recorded in shareholders’ equity under “Other comprehensive income”. There was no change in the corporate structure in 2023.

•      CSN MINERAÇÃO S.A. (“CSN Mineração”)

Headquartered in Congonhas, in the State of Minas Gerais, CSN Mineração S.A. has as its main objective the production, purchase and sale of iron ore, and has the commercialization of products in the foreign market as its focal point. As of November 30, 2015, CSN Mineração S.A. started to centralize CSN’s mining operations, including the establishments of the Casa de Pedra mine, the TECAR port and an 18.63% stake in MRS. CSN's stake in this subsidiary on December 31, 2023 and 2022 was of 79.75%.

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

Headquartered in Porto Alegre, State of Rio Grande do Sul. CEEE-G's main purpose is to carry out studies, projects, construction and operation of power plants, as well as entering into company acts resulting from these activities, such as the sale of electricity. CEEE-G exercises share control of Special Purpose Entities (SPEs) Ventos de Curupira S.A., Ventos de Povo Novo S.A. and Ventos de Vera Cruz S.A., incorporated in February 2014 and members of the consortium responsible for building the Povo Novo Wind Complex. CEEE-G's stake as of December 31, 2023 is 99.99%.

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

•      CSN CIMENTOS BRASIL S.A. (“CSN Cimentos Brasil”)

On September 6, 2022, CSN and LafargeHolcim (Brasil) S.A. ("LafargeHolcim") is a corporation, domiciled in Brazil, with its headquarters located at Estrada Aterrado do Leme, Santa Cruz, Rio de Janeiro - RJ, with industrial plants, warehouses and branches in a large part of the national territory. Its main activities are: production, industry and general trade of cement, lime, mortar, minerals and metals in general and complementary products for civil construction, in natura. The stake as of December 31, 2023 is 99.99%.

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

The impact of the transaction is presented below:

Gain on participation in the capital increase	1,060,530
Loss due to dilution of participation with issue of new shares	(231,044)
Equity adjustment by dilution of share percentage	(7,393)
Net gain from the transaction	822,093

(i)	Secondary Distribution of Shares

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

On May 18, 2022, the cancellation of 105,907,300 nominative common shares without a nominal value, repurchased and held in treasury, was approved at a Board of Directors' Meeting. On December 31, 2023 the subsidiary CSN Mineração had no treasury shares.

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

Sale of shares – Consórcio Machadinho

The Consórcio Machadinho is responsible for the exploration of HPP Machadinho, located on the Uruguay River, on the border of the states of Santa Catarina and Rio Grande do Sul, with an installed capacity of 1,140 MW and a physical guarantee of 519.8 average MW. CEEE-G's share in the Consortium was 5.53%, which implied the same percentage of costs and charges for the project under its responsibility.

As provided for in item 5.54 of the Privatization Notice of Auction Notice No. 01/2022 and under the terms of the contract establishing the Consórcio Machadinho, the other consortium members exercised their right of preference to acquire the entire stake in CEEE-G. The sale of CEEE-G's stake in Consórcio Machadinho occurred after the parties agreed to all the terms and conditions of the definitive transaction documents and the usual conditions for closing.

Under the terms and conditions of the agreed contract, the completion of the transaction was subject to compliance with the Precedent Condition, with the closure subject to the parties obtaining prior approval from the National Electric Energy Agency – ANEEL to carry out the Transaction, the which was granted in August 2023. The Closing of the transaction was carried out on 09/29/2023, for the amount of R$ 114,763,385.98 (one hundred and fourteen million, seven hundred and sixty-three thousand, three hundred and eighty-five reais and ninety-eight cents).

10.d)	Joint ventures and joint operations financial information

The balance sheet and income statement balances of the companies whose control is shared are shown below and refer to 100% of the companies’ results:

				12/31/2023				12/31/2022
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.27%	48.03%	50.00%	48.75%	37.27%	48.03%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	3,388,052	786,007	13,953	93,712	867,937	1,164	8,983	46,946
Advances to suppliers	101,318	6,161	77	409	29,500	21,036	1,384	1,273
Other current assets	1,390,540	67,758	16,747	30,517	1,351,335	78,777	11,648	30,735
Total current assets	4,879,910	859,926	30,777	124,638	2,248,772	100,977	22,015	78,954
Non-current Assets
Other non-current assets	679,749	97,560	599	18,054	887,987	255,367	1,643	19,007
Investments, PP&E and intangible assets	12,774,225	12,062,189	48,570	296,818	11,541,779	11,029,525	41,709	325,911
Total non-current assets	13,453,974	12,159,749	49,169	314,872	12,429,766	11,284,892	43,352	344,918
Total Assets	18,333,884	13,019,675	79,946	439,510	14,678,538	11,385,869	65,367	423,872

Current Liabilities
Borrowings and financing	993,367	167,201	8,552		735,231	142,073	5,497
Lease liabilities	565,002		684		472,129		701
Other current liabilities	2,111,251	80,851	8,310	21,222	1,682,928	150,268	5,777	14,326
Total current liabilities	3,669,620	248,052	17,546	21,222	2,890,288	292,341	11,975	14,326
Non-current Liabilities
Borrowings and financing	5,879,207	8,481,707	12,734		3,604,793	7,142,895	14,446
Lease liabilities	1,665,072		253		1,928,931		630
Other non-current liabilities	729,736	1,873,232	1,827	22,140	740,892	1,484,884	1,353	18,914
Total non-current liabilities	8,274,015	10,354,939	14,814	22,140	6,274,616	8,627,779	16,429	18,914
Shareholders’ equity	6,390,249	2,416,684	47,586	396,148	5,513,634	2,465,749	36,963	390,632
Total liabilities and shareholders’ equity	18,333,884	13,019,675	79,946	439,510	14,678,538	11,385,869	65,367	423,872

			01/01/2023 to 12/31/2023				01/01/2022 to 12/31/2022
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.27%	48.03%	50.00%	48.75%	37.27%	48.03%	50.00%	48.75%
Statements of Income
Net revenue	6,445,618	570	52,453	191,430	5,592,118	375	41,307	188,024
Cost of sales and services	(3,444,706)		(29,333)	(99,756)	(3,477,896)		(24,977)	(100,454)
Gross profit	3,000,912	570	23,120	91,674	2,114,222	375	16,330	87,570
Operating (expenses) income	(485,694)	(38,885)	(4,640)	(83,139)	(243,399)	(40,685)	(3,769)	(77,742)
Financial income (expenses), net	(722,407)	(10,745)	(2,763)	5,849	(641,862)	(21,551)	(3,211)	2,545
Profit/(Loss) before IR/CSLL	1,792,811	(49,060)	15,717	14,384	1,228,961	(61,861)	9,350	12,373
Current and deferred IR/CSLL	(586,831)		(3,388)	(4,673)	(354,786)		(1,479)	(4,408)
Profit / (loss) for the year	1,205,980	(49,060)	12,329	9,711	874,175	(61,861)	7,871	7,965

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

The Company directly holds an 18.64% interest in the total capital of MRS and indirectly, through its subsidiary CSN Mineração S.A., a 14.86% interest in the capital of MRS, totaling a 37.27% interest.

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

•      CONSÓRCIO DA USINA HIDRELÉTRICA DE ITAÚBA

The Itaúba Hydroelectric Plant is located on the Jacuí River, in the municipality of Pinhal Grande, state of Rio Grande do Sul, and is composed of four by 4 Generating Units, with an installed power of 500,400.00 KW. CSN has a direct interest of 36.60% and indirectly through its subsidiaries a further 63.40%, totaling of 100%.

•      CONSÓRCIO DA USINA HIDRELÉTRICA DE PASSO REAL

The Passo Real Hydroelectric Power Plant is located on the Jacuí River, in the municipality of Salto do Jacuí, state of Rio Grande do Sul, and is made up of four by 2 Generating Units, with an installed power of 158,000.00 KW. CSN has a direct stake of 46.97% and indirectly through its subsidiaries a further 53.03%, totaling a stake of 100%.

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

Measurement of recoverable value:

Cash flow projection	By 2057
Gross margin	Estimated based on market study to capture cargo and operating costs according to market trend studies
Cost estimate	Study-based costs and market trends
Perpetuity growth rate	Growth rate was not considered as a result of the projection model until the end of the concession
Discount rate	Range from 5.96% to 6.89% in real terms.

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

The Company currently holds 11.31% on December 31, 2023 and 2022 of Panatlântica’s total share capital.

•      ARVEDI METALFER DO BRASIL SA (“Arvedi”)

Arvedi, headquartered in Salto, State of São Paulo, is engaged in pipe production. As of December 31, 2023 and 2022, CSN had a 20.00% interest in Arvedi’s share capital.

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

10.g)	Investment properties

The balance of investment properties is shown below:

			Consolidated
	Land	Buildings	Total
Balance at December 31, 2021	101,542	60,639	162,181
Cost	101,542	87,977	189,519
Accumulated depreciation		(27,338)	(27,338)
Balance at December 31, 2021	101,542	60,639	162,181
Acquisitions
Depreciation (note 26)		(3,072)	(3,072)
Write-off	(29)		(29)
Balance at December 31, 2022	101,513	57,567	159,080
Cost	101,513	87,977	189,490
Accumulated depreciation		(30,410)	(30,410)
Balance at December 31, 2022	101,513	57,567	159,080
Acquisitions	48,000		48,000
Depreciation (note 26)		(3,048)	(3,048)
Transfer between groups - fixed assets and investment property	7,298		7,298
Write-off		(5,376)	(5,376)
Balance at December 31, 2023	156,811	49,143	205,954
Cost	156,811	82,737	239,548
Accumulated depreciation		(33,594)	(33,594)
Balance at December 31, 2023	156,811	49,143	205,954

The Company’s estimate of the fair value of investment properties was made for December 31, 2023. The fair value of investment property in the Company balance as of December 31, 2023 is R$2,235,614 (R$2,163,610 as of December 31, 2022).

The average estimated useful lives for the years are as follows (in years):

		Consolidated
	12/31/2023	12/31/2022
Buildings	28	27

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

11.	PROPERTY, PLANT AND EQUIPMENT

								Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (ii)	Right of use (i)	Other (*)	Total
Balance at December 31, 2021	349,495	3,019,934	13,800,888	29,037	3,643,682	581,824	106,274	21,531,134
Cost	349,495	5,358,388	29,348,048	190,847	3,643,682	754,606	445,870	40,090,936
Accumulated depreciation		(2,338,454)	(15,547,160)	(161,810)		(172,782)	(339,596)	(18,559,802)
Balance at December 31, 2021	349,495	3,019,934	13,800,888	29,037	3,643,682	581,824	106,274	21,531,134
Effect of foreign exchange differences	(12,314)	(21,167)	(66,796)	(756)	(6,137)	(1,024)	(334)	(108,528)
Acquisitions	1,402	48,061	6,631	6,618	3,213,068	26,218	58,521	3,360,519
Capitalized interest (1) (notes 28)					135,242			135,242
Write-offs (note 27)		(272)	25,229			(754)	(41)	24,162
Depreciation (note 26)		(218,941)	(2,334,638)	(7,245)		(104,382)	(54,495)	(2,719,701)
Transfers to other asset categories		314,131	2,800,864	5,421	(2,965,725)		(84,171)
Transfers to intangible assets					(101,449)			(101,449)
Right of Use - Initial Recognition
Right of use - Remesurement						99,728		99,728
Update of the ARO (Asset retirement obligation)
Transfers to fixed assets to investment property without cash effect
Consolidation of acquired companies and asset value	217,044	1,309,277	2,288,415	7,801	106,869	43,272	171,916	4,144,594
Acquisition of Elizabeth
Transfers to inventory
Others		91	4,700	6		(2)	(51)	4,744
Balance at December 31, 2022	485,107	4,451,114	16,525,293	40,882	4,025,550	644,880	197,619	26,370,445
Cost	485,107	8,741,911	36,373,386	284,863	4,025,550	1,057,566	643,304	51,611,687
Accumulated depreciation		(4,290,797)	(19,848,093)	(243,981)		(412,686)	(445,685)	(25,241,242)
Balance at December 31, 2022	485,107	4,451,114	16,525,293	40,882	4,025,550	644,880	197,619	26,370,445
Effect of foreign exchange differences	(4,586)	(5,859)	(19,497)	(1,877)	(2,973)	(1,667)	(104)	(36,563)
Acquisitions	49,434	45,852	265,728	2,791	4,040,151	73,215	59,035	4,536,206
Capitalized interest (1) (notes 28)					182,799			182,799
Write-offs (note 27) (2)	(1,627)	(12,021)	(15,118)	(27)	(82,136)		(6,590)	(117,519)
Depreciation (note 26)		(282,612)	(2,600,210)	(10,245)		(165,952)	(69,220)	(3,128,239)
Transfers to other asset categories	3,025	347,730	3,250,098	13,901	(3,737,635)		122,881
Transfer between groups - intangible assets and investment property	(6,637)	(21,528)	3,420	101	(13,979)		42	(38,581)
Right of use - Remesurement						124,310		124,310
Mazet Acquisition	591	9,468	8,281	391			814	19,545
Others		175	1,527		13,353			15,055
Balance at December 31, 2023	525,307	4,532,319	17,419,522	45,917	4,425,130	674,786	304,477	27,927,458
Cost	525,307	9,110,694	39,597,174	297,916	4,425,130	1,126,977	860,818	55,944,016
Accumulated depreciation		(4,578,375)	(22,177,652)	(251,999)		(452,191)	(556,341)	(28,016,558)
Balance at December 31, 2023	525,307	4,532,319	17,419,522	45,917	4,425,130	674,786	304,477	27,927,458
(*) Refer substantially to assets for railway use, such as yards, rails, mines, and railroad materials;

(**)	Advances in business expansion projects stand out, mainly Expansion of the port in Itaguaí and Casa de Pedra, Itabirito Project, Recovery of tailings from dams, Projects for new integrated Cement Plants and repairs to coke batteries in Presidente Vargas Plant.

(1)	The capitalized borrowing costs are basically determined for the projects in Steel and Mining and refer substantially, to:
- CSN: Technological updates and acquisition of new equipment for maintenance of the production capacity of UPV Plant (RJ);
- CSN Mineração: Expansion of Casa de Pedra (MG) and TECAR (RJ).
(2)	In September 2023, CEEE-G sold its stake in Consórcio Machadinho, and the write-off of the related assets was recognized in the amount of R$22,326, in other operating expenses (see note 27).

(i)	Right of use

Below the movements of the right of use:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2021	439,285	68,145	53,759	20,635	581,824
Cost	500,826	94,196	99,103	60,483	754,608
Accumulated depreciation	(61,541)	(26,051)	(45,344)	(39,848)	(172,784)
Balance at December 31, 2021	439,285	68,145	53,759	20,635	581,824
Effect of foreign exchange differences		(360)	(62)	(602)	(1,024)
Addition	2,520	2,042	4,191	17,465	26,218
Remesurement	45,410	8,325	38,430	7,563	99,728
Consolidation of acquired companies		1,092	35,511	6,669	43,272
Depreciation	(22,153)	(16,726)	(48,142)	(17,361)	(104,382)
Write-offs			(754)		(754)
Transfers to other asset categories	(14)	(87)	228	(127)
Others				(2)	(2)
Balance at December 31, 2022	465,048	62,431	83,161	34,240	644,880
Cost	548,756	107,782	277,865	123,164	1,057,567
Accumulated depreciation	(83,708)	(45,351)	(194,704)	(88,924)	(412,687)
Balance at December 31, 2022	465,048	62,431	83,161	34,240	644,880
Effect of foreign exchange differences		(503)	(340)	(824)	(1,667)
Addition	65,081	4,400		3,734	73,215
Remesurement	16,704	37,506	64,755	5,345	124,310
Depreciation	(31,751)	(18,116)	(97,181)	(18,904)	(165,952)
Transfers to other asset categories	(2,159)	339	3,754	(1,934)
Balance at December 31, 2023	512,923	86,057	54,149	21,657	674,786
Cost	629,004	143,926	254,640	99,407	1,126,977
Accumulated depreciation	(116,081)	(57,869)	(200,491)	(77,750)	(452,191)
Balance at December 31, 2023	512,923	86,057	54,149	21,657	674,786

The average estimated useful lives are as follows (in years):

		Consolidated
	12/31/2023	12/31/2022
Buildings and Infrastructure	33	34
Machinery, equipment and facilities	20	18
Furniture and fixtures	11	12
Others	10	9

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

12.    INTANGIBLE ASSETS

							Consolidated
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total
Balance at December 31, 2021	3,729,236	207,912	66,440	213,609	3,437,883	1,970	7,657,050
Cost	3,969,643	816,206	221,712	213,609	3,484,778	1,970	8,707,918
Accumulated amortization	(131,077)	(608,294)	(155,272)		(46,895)		(941,538)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2021	3,729,236	207,912	66,440	213,609	3,437,883	1,970	7,657,050
Effect of foreign exchange differences		(26,059)	(544)	(25,399)		(214)	(52,216)
Aquisitions			830		76,764	644	78,238
Transfer of property, plant and equipment			30,456		70,993		101,449
Amortization (note 26)		(63,351)	(15,344)	(1,393)	(74,795)		(154,883)
Consolidation of acquired companies	402,247	33,982	6,008	38,370	2,677,809		3,158,416
Balance at December 31, 2022	4,131,483	152,484	87,846	225,187	6,188,654	2,400	10,788,054
Cost	4,371,890	753,307	296,456	226,581	6,400,593	2,400	12,051,227
Accumulated amortization	(131,077)	(600,823)	(208,610)	(1,394)	(211,939)		(1,153,843)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2022	4,131,483	152,484	87,846	225,187	6,188,654	2,400	10,788,054
Effect of foreign exchange differences		(4,999)	2,182	(9,104)		(117)	(12,038)
Acquisitions		349	1,956		9,700		12,005
Transfer between groups - fixed assets and investment property	(5,228)		16,179	83	20,249		31,283
Write-offs (note 27)			(35,245)				(35,245)
Amortization (note 26)		(62,558)	(55,486)	(2,169)	(127,641)		(247,854)
Others			276				276
Balance at December 31, 2023	4,126,255	85,276	17,708	213,997	6,090,962	2,283	10,536,481
Cost	4,675,302	718,929	276,617	217,560	6,431,706	2,283	12,322,397
Accumulated amortization	(549,047)	(633,653)	(258,909)	(3,563)	(340,744)		(1,785,916)
Balance at December 31, 2023	4,126,255	85,276	17,708	213,997	6,090,962	2,283	10,536,481
(*)	Comprised mainly of: (i) mining rights whose amortization is based on production volume and (ii) Concession agreement for the use of water resources in the acquisition of control of CEEE-G, amortized over the agreement term in this case, 30 years.

		Consolidated
	12/31/2023	12/31/2022
Software	10	10
Customer relationships	13	13

12.a)	Goodwill impairment test

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

							Consolidated
		Goodwill		Trademarks		Total
Cash generating unity	Segment	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022

Packaging (1)	Steel	170,163	170,163			170,163	170,163
Long steel (2)	Steel	235,595	235,595	213,997	225,187	449,592	460,782
Mining (3)	Mining	3,236,402	3,236,402			3,236,402	3,236,402
Other Steel (4)	Steel	15,225	15,225			15,225	15,225
Cements (5)	Cement	468,870	474,098			468,870	474,098
		4,126,255	4,131,483	213,997	225,187	4,340,252	4,356,670

(1)	The goodwill of R$268,078 from the Packaging cash generating unit is presented net of the loss due to reduction in recoverable value (impairment) in the amount of R$109,330, recognized in 2011. In August 2022, goodwill was recognized on the acquisition of Metalgráfica Iguaçu in the amount of R$96,472.
(2)	The goodwill and trademark that are recorded in intangible assets at long steel segment, derives from the business combination of Stahlwerk Thuringen GmbH ("SWT") and Gallardo Sections CSN. The assets mentioned are considered to have indefinite useful lives as they are expected to contribute indefinitely to the Company's cash flows.
(3)	Refers to goodwill due to expected future profitability, resulting from the acquisition of Namisa by CSN Mineração, concluded in December 2015. From 2016 onwards, the balance began to be tested annually for recoverability analysis purposes.
(4)	On November 29, 2019, CSN acquired the stake held by CKTR Brasil Serviços Ltda., corresponding to 50% of CBSI's shares, and now holds 100% of CBSI's share capital.
(5)	In the acquisition of Elizabeth Cimentos S.A. in August 2021 goodwill for expected future profitability in the amount of R$83,266 was generated, and in December 2022 goodwill for expected future profitability of CSN Cimentos Brasil S.A. in the amount of R$390,832 was recognized. The goodwill is recorded in the acquirer CSN Cimentos S.A. In 2023, R$5,228 was transferred to fixed assets.

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

The main assumptions used in calculating the values in use as of December 31, 2023 are as follows:

	Packaging	Mining	Other Steelmaking	Flat Steel (*)	Flat Steel (*)	Logistics (**)	Cements
Measurement of recoverable value	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow
Cash flow projection	Until 2033 + perpetuity	Until the end of the mine's useful life	Until 2033 + perpetuity	Until 2033 + perpetuity	Until 2033 + perpetuity	Until 2027	Until 2033 + perpetuity
Gross Margin	Gross margin updated based on historical data, impacts of business restructuring and market trends	It reflects projection of costs due to the progress of the mining plan as well as startup and project ramp up. Prices and exchange rates projected according to sectoral reports.	Gross margin updated based on historical data and market trends	Gross margin updated based on historical data and market trends	Gross margin updated based on historical data and market trends	Estimated based on market study to captures cargo and operational costs according to market trend studies	Gross margin updated based on historical data and market trends
Cost atualization	Cost based on historical data of each product and impacts of business restructuring	Update of costs based on historical data, progress of the mining plan as well as startup and project ramp up	Updated costs based on historical data and market trends	Updated costs based on historical data and market trends	Updated costs based on historical data and market trends	Study-based costs and market trends	Study-based costs and market trends
Perpetual growth rate	Without growth	Without perpetuity	Without growth	Without growth	Without growth	Without perpetuity	Without growth
Discount rate	For packaging, cash flows were discounted using a discount rate around 9.13% p.a. in real terms. For mining, steel, cement and other steel, cash flows were discounted using a discount rate between 3.53% to 13.09% p.a. in real terms and in nominal terms between 5.60% to 16.49% p.a. For logistics, cash flows were discounted using a discount rate between 6.01% to 7.56% p.a. in real terms.
The discount rate was based on the weighted average cost of capital ("WACC") that reflects the specific risk of each segment.

*	Refers to the assets of the subsidiary Lusosider, located in Portugal and also the assets of Stahlwerk Thüringen (SWT) located in Germany. The discount rate was applied on the discounted cash flow prepared in Euros, the functional currency of these subsidiaries.
**	Refers to the assets of the subsidiary FTL - Ferrovia Transnordestina Logística S.A;

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

13.	BORROWINGS AND FINANCING

The balances of borrowings and financing that, recorded at amortized cost are as follows:

				Consolidated
	Current Liabilities		Non-current Liabilities
	12/31/2023	12/31/2022	12/31/2023	12/31/2022

Foreign Debt
Floating Rates in USD
Prepayment	548,230	1,571,208	6,576,696	5,474,359
Fixed Rates in USD
Bonds, Perpetual bonds, Facility, CCE and ACC	2,079,972	1,189,717	17,815,926	16,790,284
Intercompany
Fixed interest in EUR
Intercompany
Facility	327,873	62,187	114,227	166,302
	2,956,075	2,823,112	24,506,849	22,430,945

Debt agreements in Brazil
Floating Rate Securities in R$:
BNDES/FINAME/FINEP, Debentures, NCE and CCB	4,745,721	2,446,840	13,265,267	13,740,051
	4,745,721	2,446,840	13,265,267	13,740,051
Total Borrowings and Financing	7,701,796	5,269,952	37,772,116	36,170,996
Transaction Costs and Issue Premiums	(88,429)	(76,316)	(526,408)	(445,890)
Total Borrowings and Financing + Transaction cost	7,613,367	5,193,636	37,245,708	35,725,106

13.a)	Movements of borrowings and financing

The following table shows amortization and funding during the year:

		Consolidated
	12/31/2023	12/31/2022
Opening balance	40,918,742	32,507,522
New debts	15,753,501	20,248,223
Repayment	(9,892,344)	(10,782,858)
Payments of charges	(3,428,721)	(2,315,586)
Accrued charges (note 28)	3,664,313	2,595,011
Consolidation of companies		81,978
Others (1)	(2,156,416)	(1,415,548)
Closing balance	44,859,075	40,918,742
(1)	Including unrealized exchange and monetary variations and funding cost.

In 2023, the Company entered into new debt agreements and amortized borrowings and financing as shown below:

				Consolidated
				12/31/2023
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	1,890,333	2023 to 2035	(1,264,949)	(450,272)
Bonds, ACC, CCE and Facility	8,106,514	2023 to 2025	(4,728,468)	(999,626)
BNDES/FINAME/FINEP, Debentures, NCE, Facility and CCB	5,756,654	2023 to 2038	(3,898,927)	(1,978,823)
	15,753,501		(9,892,344)	(3,428,721)

13.b)	Maturities of borrowings and financing presented in current and non-current liabilities

			Consolidated
			12/31/2023
	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total
Average rate	in Dólar 6.79%in Euro 5.44%	in Real 13.68%
2024	2,956,075	4,746,339	7,702,414
2025	3,537,254	1,786,460	5,323,714
2026	2,214,220	2,588,940	4,803,160
2027	907,498	2,584,111	3,491,609
2028	6,860,953	1,383,493	8,244,446
2029 to 2031	7,964,495	2,112,635	10,077,130
After 2032	3,022,429	2,809,010	5,831,439
	27,462,924	18,010,988	45,473,912

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

As of December 31, 2023, the Company is compliant with the financial and non-financial obligations (covenants) of its existing agreements.

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

•	Classification of financial instruments

								Consolidated
Consolidated					12/31/2023			12/31/2022
	Notes	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances
Assets
Current
Cash and cash equivalents	4			16,046,218	16,046,218		11,991,356	11,991,356
Short-term investments	5		1,493,204	39,800	1,533,004	1,184,895	271,590	1,456,485
Trade receivables	6			3,269,764	3,269,764		3,233,164	3,233,164
Dividends and interest on equity	9			185,178	185,178		77,377	77,377
Derivative financial instruments	9		32,211		32,211
Trading securities	9		7,198		7,198	9,596		9,596
Loans - related parties	9			5,316	5,316		5,383	5,383
Total			1,532,613	19,546,276	21,078,889	1,194,491	15,578,870	16,773,361

Non-current
Investments	5			251,299	251,299		156,185	156,185
Other trade receivables	9			10,406	10,406		8,059	8,059
Eletrobrás compulsory loan	9			62,913	62,913		58,030	58,030
Receivables by indemnity	9			992,577	992,577		974,863	974,863
Loans - related parties	9			1,659,412	1,659,412		1,384,773	1,384,773
Investments	10		78,737		78,737	94,700		94,700
Total			78,737	2,976,607	3,055,344	94,700	2,581,910	2,676,610

Total Assets			1,611,350	22,522,883	24,134,233	1,289,191	18,160,780	19,449,971

Liabilities
Current
Borrowings and financing	13			7,701,796	7,701,796		5,269,952	5,269,952
Leases	15			137,638	137,638		177,010	177,010
Trade payables	16			7,739,520	7,739,520		6,596,915	6,596,915
Trade payables -drawee risk	17			4,209,434	4,209,434		5,709,069	5,709,069
Dividends and interest on capital	17			80,624	80,624		611,307	611,307
Derivative financial instruments	17	672,280	263,747		936,027	416,935		416,935
Total		672,280	263,747	19,869,012	20,805,039	416,935	18,364,253	18,781,188

Non-current
Borrowings and financing	13			37,772,116	37,772,116		36,170,996	36,170,996
Leases	15			596,123	596,123		516,836	516,836
Trade payables	16			31,060	31,060		46,269	46,269
Derivative financial instruments	17		60,468		60,468	69,472		69,472
Concessions payable	17			74,177	74,177		77,296	77,296
Total			60,468	38,473,476	38,533,944	69,472	36,811,397	36,880,869

Total Liabilities		672,280	324,215	58,342,488	59,338,983	486,407	55,175,650	55,662,057

•	Fair value measurement

The following table shows the financial instruments recorded at fair value through profit or loss, classifying them according to the fair value hierarchy:

Consolidated			12/31/2023			12/31/2022
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	1,493,204		1,493,204	1,184,895		1,184,895
Derivative financial instruments	32,211		32,211
Trading securities	7,198		7,198	9,596		9,596
Non-current
Investments	78,737		78,737	94,700		94,700
Total Assets	1,611,350		1,611,350	1,289,191		1,289,191

Liabilities
Current
Derivative financial instruments		263,747	263,747		416,935	416,935
Non-current
Derivative financial instruments		60,468	60,468		69,472	69,472
Total Liabilities		324,215	324,215		486,407	486,407

Level 1 - Data prices are quoted in an active market for items identical to the assets and liabilities being measured.

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

Level 3 - There are no assets and liabilities classified as level 3.

14.b)	Financial risk management

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

The consolidated net exposure as of December 31, 2023 is shown below:

	12/31/2023	12/31/2022
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in US$’000)
Cash and cash equivalents overseas	2,228,736	1,191,036
Trade receivables	292,028	315,920
Financial investments	15,597	26,930
Borrowings and financing	(5,615,893)	(4,594,471)
Trade payables	(524,622)	(366,149)
Others	(42,474)	(23,079)
Natural Gross Foreign Exchange Exposure (assets - liabilities)	(3,646,628)	(3,449,813)
Cash flow hedge accounting	3,931,879	4,409,760
Exchange rate swap CDI x Dollar	(67,000)	(67,000)
Exchange rate swap Real x Dollar	(115,000)	(115,000)
Net foreign exchange exposure	103,251	777,947

CSN uses Hedge Accounting strategy, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of derivative financial instruments and consolidated foreign exchange exposure

The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for currency volatility, using the exchange rate closing rate as of December 31, 2023, as a reference.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				12/31/2023
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	4.8413	4.9408	6.0516	7.2620
EUR	5.3516	5.3474	6.6895	8.0274
USD x EUR	1.1054	1.0823	1.3818	1.6581

The effects on the result, considering scenarios 1 and 2, are shown below:

Instruments	Notional	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$

Gross exchange position	(3,646,628)	Dollar	(362,839)	(4,413,605)	(8,827,210)

Cash flow hedge accounting	3,931,879	Dollar	391,222	4,758,851	9,517,703

Exchange rate swap CDI x Dollar	(67,000)	Dollar	(6,666)	(81,092)	(162,184)

Exchange rate swap Real x Dollar	(115,000)	Dollar	(11,443)	(139,187)	(278,375)

Net exchange position	103,251	Dollar	10,274	124,967	249,934

(*)	The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – devaluation of the Real by 2.06% / Real x Euro - valuation of the Real by 0.8% / Euro x Dollar - appreciation of the Dollar by 2.09%. Source: Central Bank of Brazil and European Central Bank quotations on February 20, 2024.

•	Interest rate risk

This risk arises from financial investments, borrowings and financing and debentures linked to the fixed and floating interest rates of the CDI, TJLP and SOFR , exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table below.

With the modification of the global financial market in recent years and in line with the recommendations of international regulatory bodies, the market began to transition from the Libor rate (London Interbank Offered Rate) to the SOFR (Secured Overnight Financing Rate) as of 2022. On December 31, 2023, all contracts were migrated to SOFR, as evidenced in the interest rate sensitivity analysis.

Sensitivity analysis of changes in interest rates

We present below the sensitivity analysis for interest rate risks. The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for interest rate volatility using the closing rate as of December 31, 2023, as a reference.

The interest rates used in the sensitivity analysis and their scenarios are shown below:

			Consolidated
			12/31/2023
Interest	Interest rate	Scenario 1	Scenario 2
CDI	11.65%	14.56%	17.48%
TJLP	6.55%	8.19%	9.83%
IPCA	4.62%	5.78%	6.93%
SOFR 6M	5.16%	6.45%	7.74%
SOFR	5.38%	6.73%	8.07%
EURIBOR 3M	3.91%	4.89%	5.86%
EURIBOR 6M	3.86%	4.83%	5.79%

The effects on profit and loss, considering scenarios 1 and 2, are shown below:

						Consolidated
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	11.65	5,145,643	(15,051,974)	(11,060,419)	(11,348,940)	(11,637,462)
TJLP	6.55		(850,558)	(906,270)	(920,197)	(934,125)
IPCA	4.62		(34,181)	(35,761)	(36,155)	(36,550)
SOFR 6M	5.16		(3,609,189)	(3,795,341)	(3,841,879)	(3,888,417)
SOFR	5.38		(3,936,332)	(4,148,107)	(4,201,050)	(4,253,994)
EURIBOR 3M	3.91		(415,455)	(431,695)	(435,755)	(439,815)
EURIBOR 6M	3.86		(26,008)	(27,012)	(27,263)	(27,514)

(*)	The sensitivity analysis is based on the premise of maintaining the market values as of December 31, 2023 as a probable scenario recorded in the company´s assets and liabilities.

•	Market price risk

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

The table below shows the result of the derivative instrument until December 31, 2023:

				12/31/2023	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
		Appreciation (R$)		Fair value (market)	Other income and expenses (note 25)		Other comprehensive income		Exchange variation
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
05/31/2022 (Settled)	Platts					23,374				(1,087)
12/01/2022 to 12/31/2022 (Settled)	Platts					(75,664)		341,269		(3,246)
01/01/2023 to 11/30/2023 (Settled)	Platts				(527,076)				(11,844)
12/01/2023 to 12/31/2023 (*)	Platts	1,708,582	(1,972,329)	(263,747)	(263,853)				599
01/01/2024 to 01/31/2024	Platts	2,122,502	(2,411,003)	(288,501)			(288,501)		4,477
02/01/2024 to 02/28/2024	Platts	1,314,990	(1,504,462)	(189,472)			(189,472)		3,370
03/01/2024 to 03/31/2024	Platts	1,348,909	(1,440,328)	(91,419)			(91,419)		889
04/01/2024 to 04/30/2024	Platts	964,254	(1,028,079)	(63,825)			(63,825)		789
05/01/2024 to 05/31/2024	Platts	783,144	(817,011)	(33,867)			(33,867)		365
06/01/2024 to 06/30/2024	Platts	283,636	(288,832)	(5,196)			(5,196)		32
		8,526,017	(9,462,044)	(936,027)	(790,929)	(52,290)	(672,280)	341,269	(1,323)	(4,333)

(*)	The transaction matured on December 31, 2023 and was settled at the beginning of January 2024.

The changes in the amounts related to cash flow hedge accounting - Platts index recorded in shareholders' equity on December 31, 2023, are shown as follows:

	12/31/2022	Movement	Realization	12/31/2023
Cash flow hedge accounting – “Platts”	(341,269)	(1,121,940)	790,929	(672,280)
Income tax and social contribution on cash flow hedge accounting	116,031	381,460	(268,916)	228,575
Fair Value of cash flow accounting - Platts, net	(225,238)	(740,480)	522,013	(443,705)

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

Sensitivity analysis for Platts price risks

We present below the sensitivity analysis for Platts price risks. The Company considered scenarios 1 and 2 to be 25% and 50% devaluation in the share price using the closing rate on December 31, 2023, as a reference.

The effects on the result, considering probable scenarios 1 and 2, are shown below:

	12/31/2023
Maturity	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
01/01/2024 to 01/31/2024	(202,888)	(783,153)	(1,363,417)
02/01/2024 to 02/29/2024	(50,344)	(390,249)	(730,155)
03/01/2024 to 03/31/2024	79,161	(239,566)	(558,293)
04/01/2024 to 04/30/2024	55,298	(172,219)	(399,736)
05/01/2024 to 05/31/2024	59,651	(121,760)	(303,171)
06/01/2024 to 06/30/2024	27,517	(37,046)	(101,609)
	(31,605)	(1,743,993)	(3,456,381)
(*)	The probable scenario was calculated considering the “Platts” price on February 20, 2024.

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

The table below presents a summary of the relations of hedge as of December 31, 2023:

FS-49

									12/31/2023
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
2/4/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(1,170,045)	(281,258)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(871,761)	(57,873)	(506,984)
10/1/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 to November 2025 until December 2050	4.0745	1,416,000	(1,404,021)		(1,332,313)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000			(634,900)
1/6/2022	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,300	(137,300)	(24,475)	(113,299)
1/6/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640	(110,740)	(14,312)	(86,312)
1/12/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - November 2023	5.1643	60,000	(60,000)	16,398
1/12/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - December 2025	5.2565	100,000			41,520
1/12/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - January 2024	5.2660	50,000			21,235
1/12/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - November 2023	5.3270	20,000	(20,000)	8,720
1/12/2022	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2031	5.0360	490,000	(37,000)	(606)	88,199
1/12/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2027	5.0360	70,000			13,629
Total						7,742,746	(3,810,867)	(353,406)	(2,509,225)

(*)	The realization of Hedge accounting cash flow is recognized in Other operating income and expenses, note 27.

The net balance of amounts designated and already amortized in dollars totals US$3,810,867.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

As of December 31, 2023, the hedging relationships established by the Company were effective according to the retrospective and prospective tests performed. Thus, no reversal for cash flow hedge accounting ineffectiveness was recognized.

c) Net investment hedge in foreign subsidiaries

The information related to the net investment hedge did not change in relation to that disclosed in the Company's financial statements as of December 31, 2022. The balance recorded as of December 31, 2023 and December 31, 2022 is R$6,293.

d) Hedge accounting movements

The changes in the amounts related to cash flow hedge accounting recorded in shareholders’ equity as of December 31, 2023 are shown as follows:

				Consolidated
	12/31/2022	Movement	Realization	12/31/2023
Cash flow hedge accounting	(4,434,697)	1,572,066	353,406	(2,509,225)
Income tax and social contribution on cash flow hedge accounting	1,507,797	(534,502)	(120,158)	853,137
Fair Value of cash flow accounting, net taxes	(2,926,900)	1,037,564	233,248	(1,656,088)

•	Credit risk

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

					Consolidated
At December 31, 2023	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 13)	7,701,796	10,126,875	12,315,903	15,329,338	45,473,912
Lease Liabilities (note 15)	137,638	208,039	138,412	249,672	733,761
Derivative financial instruments (note 14 a)	936,027	60,468			996,495
Trade payables (note 16)	7,739,520	28,059	514	2,487	7,770,580
Trade payables - Drawee Risk (note 16 and 17)	4,209,434				4,209,434
Dividends and interest on equity (note 16 and 17)	80,624				80,624
	20,805,039	10,423,441	12,454,829	15,581,497	59,264,806

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

The estimated fair value for certain consolidated long-term borrowings and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		12/31/2023		12/31/2022
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes (*)	15,030,441	12,825,475	15,656,088	13,782,836

(*)	Source: Bloomberg

14.c)	Derivative financial instruments portfolio position

Swap exchange rate Dollar x Euro

The subsidiary Lusosider Produtos Siderúrgicos S.A. has derivative transactions to hedge its dollar exposure, maturing in February 2024.

Swap exchange rate CDI x Dollar

The Company has derivative transactions to protect its debt in NCE raised in September 2019 with maturity in October 2023 in the amount of US$67 million (equivalent to R$278 million) at a cost compatible with that usually practiced by the Company, an operation that was settled on the due date.

In the same period, the Company contracted a new operation to protect an NCE raised with maturity in October 2028, in the amount of R$680 million.

Swap exchange rate Real x Dollar

The subsidiary CSN Cimentos, after contracting a borrowing in foreign currency of US$115,000, contracted derivative operations to protect its exposure to the dollar, maturing on June 10, 2027.

Swap exchange rate CDI x IPCA

The CSN Mineração, CSN Cimentos and CSN issued debentures during 2021, 2022 and 2023, respectively, and entered derivative transactions to hedge their exposure to the IPCA. CSN Mineração's contracts have maturities scheduled from 2031 and 2037, CSN Cimentos' contracts mature in 2032 and CSN's mature between 2030 and 2038.

Below is the position of the derivatives:

									Consolidated
							12/31/2023	12/31/2022	12/31/2021
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) (note 26)
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap

Exchange rate swap Dollar x Euro	Settled	Dollar							7,119
Exchange rate swap Dollar x Real	Settled	Dollar						176,991	37,322
Exchange rate swap CDI x Dollar	Settled	Dollar					31,469	43,817	(9,960)
Exchange rate swap Dollar x Euro	5/2/2024	Dollar	20,000			9,567	9,567
Exchange rate swap CDI x Dollar	10/4/2028	Real	680,000	748,622	(736,499)	12,123	12,122
Exchange rate swap Dollar x Real	10/6/2027	Dollar	115,000	572,648	(633,116)	(60,468)	(96,602)	(11,467)
Total Swap			815,000	1,321,270	(1,369,615)	(38,778)	(43,444)	209,341	34,481

Interest rate swap
Interest rate (Debentures) CDI x IPCA	07/15/2031	Real	576,448	681,828	(627,557)	54,271	55,829	(67,471)	(17,432)
Interest rate (Debentures) CDI x IPCA	07/15/2032	Real	745,000	859,068	(821,688)	37,380	5,842	(36,571)
Interest rate (Debentures) CDI x IPCA	07/15/2036	Real	423,552	479,374	(471,900)	7,474	49,964	(25,057)	(17,488)
Interest rate (Debentures) CDI x IPCA	07/15/2037	Real	655,382	706,622	(697,546)	9,076	(53,027)	(25,579)
Interest rate (Debentures) CDI x IPCA	02/16/2032	Real	600,000	699,420	(638,471)	60,949	22,690	(24,089)
Interest rate (Debentures) CDI x IPCA	2/12/2032	Real	600,000	707,137	(653,164)	53,973	16,462	(79,130)
Interest rate (Debentures) CDI x IPCA	07/15/2030	Real	325,384	346,536	(337,730)	8,806	8,806
Interest rate (Debentures) CDI x IPCA	07/15/2033	Real	183,185	202,594	(195,441)	7,153	7,153
Interest rate (Debentures) CDI x IPCA	07/14/2038	Real	203,620	208,937	(209,962)	(1,025)	(1,025)
Total interest rate (Debentures) CDI x IPCA			4,312,571	4,891,515	(4,653,458)	238,057	112,694	(257,897)	(34,920)

				6,212,785	(6,023,073)	199,279	69,250	(48,556)	(439)

•	Classification of derivatives in the balance sheet and income statement

						12/31/2023	12/31/2022	12/31/2021
Instruments	Assets		Liabilities			Financial income (expenses), net (note 26)
	Current	Total	Current	Non-current	Total
Exchange rate swap (NDF) Dollar x real (settled)							176,991	37,322
Iron ore derivative	10,521	10,521	(936,027)		(936,027)
Exchange rate swap Dollar x Euro	9,567	9,567				9,567		7,119
Exchange rate swap CDI x Dollar	12,123	12,123				43,591	43,817	(9,960)
Exchange rate swap CDI x IPCA (1)				238,057	238,057	112,694	(257,897)	(34,920)
Exchange rate swap Dollar x real				(60,468)	(60,468)	(96,602)	(11,467)
	32,211	32,211	(936,027)	177,589	(758,438)	69,250	(48,556)	(439)

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

Class of shares	12/31/2023				12/31/2022				12/31/2023	12/31/2022	12/31/2021
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss (notes 26 and 27)
USIM3	106,620,851	15.12%	9.20	980,912	106,620,851	15.12%	7.41	790,061	190,851	(757,008)	(121,593)
USIM5	55,144,456	10.07%	9.29	512,292	55,144,456	10.07%	7.16	394,834	117,458	(441,156)	506,890
				1,493,204				1,184,895	308,309	(1,198,164)	385,297
PATI3	2,705,726	11.31%	29.10	78,737	2,705,726	11.31%	35.00	94,700	(15,963)	(95,620)	109,254
				1,571,941				1,279,595	292,346	(1,293,784)	494,551

•	Stock market price risks

The Company is exposed to the risk of changes in the stock price due to the investments measured at fair value through profit or loss that have their quotations based on the market price on the B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for the stock price risks. The Company considered scenarios 1 and 2 with 25% and 50% devaluation in the stock price using as reference the closing price on December 31, 2023. The probable scenario considered a 5% devaluation in the stock price.

The effects on the result, considering probable scenarios, 1 and 2 are demonstrated below:

		12/31/2023
Class of shares	Probable scenario	Scenario 1	Scenario 2
	5%	25%	50%
USIM3	(49,046)	(245,228)	(490,456)
USIM5	(25,615)	(128,073)	(256,146)
PATI3	(3,937)	(19,684)	(39,368)

14.e)	Capital management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company’s consolidated capital structure, with financing by equity and third-party capital:

Thousands of reais	12/31/2023	12/31/2022
Shareholder's equity (equity)	19,684,838	21,907,929
Borrowings and Financing (Third-party capital)	44,859,075	40,918,742
Gross Debit/Shareholder's equity	2.28	1.87

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

15.    LEASE LIABILITIES

Lease liabilities are shown below:

		Consolidated
	12/31/2023	12/31/2022
Leases	2,044,694	1,916,636
Present value adjustment - Leases	(1,310,933)	(1,222,790)
	733,761	693,846
Classified:
Current	137,638	177,010
Non-current	596,123	516,836
	733,761	693,846

The Company has lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal - TECAR, used for loading and unloading iron ores and others and the Container Terminal - TECON, with remaining terms of 24 and 28 years, respectively, and lease agreement for railway operation using the Northeast network with a remaining term of 4 years.

Additionally, the Company has operating equipment lease agreements, used mainly in the mining and steel operations, and real estate, used as operating facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 1 to 12 years.

The present value of the future obligations was measured using the implicit rate observed in the contracts and for the contracts that did not have a rate, the Company applied the incremental borrowing rate - IBR, both in nominal terms.

The average incremental rate used in measuring lease and right-of-use liabilities in the agreements entered into during the year ended December 31, 2023 is 13.75% p.a. for contracts with a term of 5 years and 12.50% p.a.for contracts with a term of 3 years.

The movement of lease liabilities is shown in the table below:

		Consolidated
	12/31/2023	12/31/2022
Opening balance	693,846	611,551
New leases	189,855	29,633
Present Value Adjustments - New leases	(116,640)	(3,300)
Contract review	124,310	99,419
Write-off		(781)
Payments	(239,909)	(155,995)
Interest appropriated	82,521	69,510
Acquisition of companies		45,352
Exchange variation	(222)	(1,543)
Net balance	733,761	693,846

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur, based on minimum performance and contractually fixed rates.

As of December 31, 2023, the expected minimum payments are the following:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	148,553	484,680	1,411,461	2,044,694
Present value adjustment - Leases	(10,915)	(138,229)	(1,161,789)	(1,310,933)
	137,638	346,451	249,672	733,761

•	Recoverable PIS / COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

		Consolidated
	12/31/2023	12/31/2022
Leases	1,755,060	1,835,101
Present value adjustment - Leases	(1,195,780)	(1,221,378)
Potencial PIS and COFINS credit	162,343	169,747
Present value adjustment – Potential PIS and COFINS credit	(110,610)	(112,977)

•	Lease payments not recognized as a liability:

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

The expenses related to payments not included in the measurement of the lease liability during the year are:

			Consolidated
	12/31/2023	12/31/2022	12/31/2021
Contract less than 12 months	3,746	995	339
Lower Assets value	14,986	5,859	4,975
Variable lease payments	411,996	325,913	498,529
	430,728	332,767	503,843

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

16.	TRADE PAYABLES

		Consolidated
	12/31/2023	12/31/2022
Trade payables	7,867,431	6,723,077
(-) Adjustment present value	(96,851)	(79,893)
	7,770,580	6,643,184

Classified:
Current	7,739,520	6,596,915
Non-current	31,060	46,269
	7,770,580	6,643,184

Accounting Policy

They are initially recognized at fair value, and subsequently measured at amortized cost, using the effective interest rate method and adjusted to present value when applicable, based on the estimated rate of the Company's cost of capital.

17.	OTHER PAYABLES

The other payables classified in current and non-current liabilities are comprised as follows:

				Consolidated
	Current		Non-current
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Payables to related parties (note 22 b)	29,651	109,087	38,058	53,356
Derivative financial instruments (note 14 d)	936,027	416,935	60,468	69,472
Dividends and interest on capital	80,624	611,307
Advances from customers (1)	2,063,509	1,120,072	5,144,623	943,919
Taxes in installments (note 19)	75,735	280,721	154,089	184,106
Profit sharing - employees	260,109	266,705
Taxes payable			30,902	10,925
Provision for consumption and services	177,152	241,965
Third party materials in our possession	285,250	303,858
Trade payables - Drawee Risk and forfaiting (2)	4,209,434	5,709,069
Trade payables (note 16)			31,060	46,269
Lease Liabilities (note 15)	137,638	177,010	596,123	516,836
Concessions payable			74,177	77,296
Other payables	39,231	81,922	308,992	314,239
	8,294,360	9,318,651	6,438,492	2,216,418

(1)	Advances from Customers: On December 31, 2022, the subsidiaries CSN Mineração and CSN Cimentos signed advance contracts for the sale of electricity with national operators in the sector to be executed for up to 8 years. Additionally, the subsidiary CSN Mineração S.A. received in advance the total amount of US$500,000 (R$2,599,300) relating to supply contracts for approximately 13 million tons of iron ore signed with an important international player, to be executed within a period of 4 years, with supply scheduled to begin in 2024. On June 30, 2023, the subsidiary CSN Mineração entered into an addendum to the advance contract, signed on January 16, 2023, in the amount of US$300,000 for additional supply of 6.3 million tons of iron ore. From this amendment, the Company received the amount of US$205,000 (R$987,936) on June 30, 2023, the remaining balance of US$95,000 was received on July 31, 2023.

(2)	The Company discloses and classifies in the group of other obligations under a specific heading its drawn risk and forfaiting operations with suppliers where the nature of the securities continue to be part of the Company's operational cycle. These operations are negotiated with financial institutions to enable the Company's suppliers to advance receivables arising from sales of goods and, consequently, extend the payment terms for the Company's own obligations. The term of these operations varies from 180 days to 360 days.

18.	INCOME TAX AND SOCIAL CONTRIBUTION

18.a)	Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in net income for the year are as follows:

			Consolidated
	12/31/2023	12/31/2022	12/31/2021
Income tax and social contribution income (expense)
Current	(1,036,262)	(1,537,966)	(4,240,802)
Deferred	403,544	(420,773)	(759,355)
	(632,718)	(1,958,739)	(5,000,157)

The reconciliation of the Company's income tax and social contribution expenses and income and the of the effective tax rate on income before IRPJ and CSLL are shown below:

			Consolidated
	12/31/2023	12/31/2022	12/31/2021
Profit/(Loss) before income tax and social contribution	1,035,367	4,126,437	18,595,778
Tax rate	34%	34%	34%
Income tax and social contribution at combined statutory rate	(352,025)	(1,402,989)	(6,322,565)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	178,978	155,125	71,833
Difference Tax Rate in companies abroad	(181,409)	(338,278)	(437,567)
Transfer Price Adjustment and Profits Abroad	(91,883)	(195,112)	(55,821)
Income taxes and social contribution on foreign profit	131,836
Tax incentives	71,756	50,333	273,040
Interest on equity	47,315	290,968	185,325
Recognition/(reversal) of tax credits	(337,239)	(562,014)	1,027,252
Other permanent deductions (additions)	(100,047)	43,228	258,346
Income tax and social contribution in net income for the year	(632,718)	(1,958,739)	(5,000,157)
Effective tax rate	61%	47%	27%

18.b)	Deferred income tax and social contribution:

Deferred income tax and social contribution balances are as follows:

			Consolidated
	12/31/2023	12/31/2022	12/31/2021
Deferred
Income tax losses	4,198,734	2,679,028	1,537,623
Social contribution tax losses	1,441,925	894,183	583,845
Temporary differences	(911,027)	1,305,557	2,447,543
Tax, social security, labor, civil and environmental provisions	550,567	584,834	265,328
Estimated losses on assets	238,211	369,826	283,266
Gains/(Losses) on financial assets	328,678	468,813	6,484
Actuarial Liabilities (Pension and Health Plan)	171,816	226,875	210,009
Provision for consumption and services	22,346	205,880	163,620
Cash Flow Hedge Accounting and Unrealized Exchange Variations	509,386	1,459,012	2,985,859
(Gain) on loss of control of Transnordestina	(224,096)	(224,096)	(92,180)
Fair Value SWT/CBL Acquisition	(149,489)	(149,489)	(178,160)
Business combination	(1,473,119)	(1,632,370)	(1,338,674)
Others	(885,327)	(3,728)	141,991
Total	4,729,632	4,878,768	4,569,011

Total Deferred Assets	5,991,213	5,095,718	5,072,092
Total Deferred Liabilities	(1,261,581)	(216,950)	(503,081)
Total Deferred	4,729,632	4,878,768	4,569,011

The Company has subsidiaries abroad in its corporate structure, whose profits are taxed by income tax in the respective countries in which they were established at rates lower than those in force in Brazil. In the period between 2018 and 2023, these subsidiaries generated profits in the amount of R$155,482. If the Brazilian tax authorities understand that these profits are subject to additional taxation in Brazil through income tax and social contribution, these, if due, would amount to approximately R$52,864. The Company, based on the position of its legal advisors, only assessed the probability of loss in the event of a possible tax challenge as possible and, therefore, no provision was recognized in the financial statement.

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

Consolidated
2024	782,640
2025	760,047
2026	492,913
2027	476,082
2028 and beyond	3,479,531
Deferred asset	5,991,213
Deferred liabilities - Parent Company	(957,579)
Net deferred asset	5,033,634
Deferred liabilities - subsidiaries	(304,002)
Net deferred asset	4,729,632

18.c)	Changes in deferred income tax and social contribution

The changes in deferred taxes is shown below:

Consolidated
Balance at December 31, 2020	3,256,110
Recognized in the result	(759,355)
Recognized in other comprehensive income	2,073,437
Acquisition of companies	(1,181)
Balance at December 31, 2021	4,569,011
Recognized in the result	(420,773)
Recognized in other comprehensive income	(322,876)
Acquisition of companies	1,053,406
Balance at December 31, 2022	4,878,768
Recognized in the result	403,544
Recognized in other comprehensive income	(559,050)
Use of tax credit in installment program	(445)
Reverse incorporation	6,815
Balance at December 31, 2023	4,729,632

18.d)	Income tax and social contribution recognized in equity:

The income tax and social contribution recognized directly in equity are shown below:

		Consolidated
	12/31/2023	12/31/2022
Income tax and social contribution
Actuarial gains on defined benefit pension plan	83,436	100,139
Exchange differences on translating foreign operations	(325,350)	(325,350)
Cash flow hedge accounting	1,030,432	1,571,953
	788,518	1,346,742

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

The position of REFIS debts and other installments, recorded in taxes in installments in current and non-current liabilities, as shown in note 18, are shown below:

		Consolidated
	12/31/2023	12/31/2022
Federal REFIS Law 11.941/09	9,942	17,585
Federal REFIS Law 12.865/13	34,775	39,522
Other taxes in installments	185,107	407,720
	229,824	464,827

Classified:
Current	75,735	280,721
Non-current	154,089	184,106
	229,824	464,827

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

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated
	Accrued liabilities		Judicial deposits
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Tax	154,626	219,196	153,715	184,687
Social security	1,609	1,567	4
Labor	366,645	375,416	288,389	297,507
Civil	778,796	851,305	24,880	25,502
Environmental	41,194	37,341	3,340	2,859
Deposit of a guarantee			21,554	23,109
	1,342,870	1,484,825	491,882	533,664

Classified:
Current	36,000	73,089
Non-current	1,306,870	1,411,736	491,882	533,664
	1,342,870	1,484,825	491,882	533,664

The changes in tax, social security, labor, civil and environmental provisions in the year ended December 31, 2023 can be summarized as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2022	Additions	Accrued charges	Net utilization of reversal	12/31/2023
Tax	219,196	7,880	15,113	(87,563)	154,626
Social security	1,567		81	(39)	1,609
Labor	375,416	38,241	47,732	(94,744)	366,645
Civil	851,305	21,747	54,150	(148,406)	778,796
Environmental	37,341	2,382	2,457	(986)	41,194
	1,484,825	70,250	119,533	(331,738)	1,342,870

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

During the year ended December 31, 2023, there were addition or write-off movements in labor lawsuits arising from the definite conclusion and the constant revision of the Company's accounting estimates related to the provision for contingencies that take into consideration the different nature of the claims made, as required by the Company's accounting policies.

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

The Company does not make provisions for lawsuits, which Management’s expectations, based on the opinion of legal counsel, is a possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance as of December 31, 2023 and 2022.

		Consolidated
	12/31/2023	12/31/2022
Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Capital Gain for alleged sale of equity interest in subsidiary NAMISA	15,606,600	14,174,838

Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Disallowance of goodwill deductions generated in the reverse incorporation of Big Jump by Namisa	5,443,666	4,920,177

Notice of Violation and Imposition of Fine (AIIM) / Tax Enforcement - RFB - IRPJ/CSLL - Disallowance of prepayment interest arising from iron ore supply and port services contracts	2,124,479	2,388,423

Notice of Violation and Imposition of Fine (AIIM) / Writ of Mandamus - RFB - IRPJ/CSLL - Profits earned abroad in 2008, 2010, 2011, 2012, 2014, 2015, 2016, 2017 and 2018	5,828,921	4,104,626

Unapproved compensation - RFB - IRPJ/CSLL, PIS/COFINS and IPI	2,052,564	2,138,608

ICMS - SEFAZ/RJ - Assessment Notice - questions about sales for incentive area	1,016,381	1,255,251

Notice of Violation and Imposition of Fine (AIIM) - RFB - Disallowance of PIS/COFINS Credits for inputs and freight	1,388,918	1,238,018

CFEM – difference of understanding between CSN and ANM on the calculation basis	1,452,933	1,143,275

Notice of Infraction and Imposition of Fine (AIIM) - RFB - Collection IRRF - Business Combinations CMIN 2015	1,106,401	986,196

ICMS - SEFAZ/RJ - ICMS Credits for acquisition of Electric Energy Industrialization	1,065,918	950,469

Notice of Violation and Imposition of Fine (AIIM) - IRPJ/CSLL - Disallowance of deductions of goodwill generated in the acquisition of Cimentos Mauá	810,907	715,152

ICMS - SEFAZ/RJ - Disallowance of the ICMS credits - Transfer of iron ore	731,416	666,816

ICMS - SEFAZ/RJ - Disallowance of credits on purchases of intermediate products	445,682	623,748

Disallowance of tax loss and negative calculation base resulting from adjustments in SAPLI - RFB	741,056	663,594

Infraction and Fine Imposition Notices (AIIM) - RFB - IRPJ/CSLL - Transfer Pricing	363,043

ICMS - SEFAZ/RJ - Transfer of imported raw material for a value lower than the TECAR import document	394,865	357,006

Notice of Violation and Imposition of Fine (AIIM) / Annulment Action - RFB - IRRF - Capital gain of CFM company sellers located abroad	317,522	289,406

Other tax lawsuits (federal, state, and municipal)	6,282,247	5,579,232

Social security lawsuits	288,973	187,338

Action to discuss the balance of the construction contract – Tebas	593,716	560,638

Action related to power supply payment’s charge - Light	440,002	386,834

Action that discusses Negotiation of energy sales - COPEN - CEEE-G	201,123	193,469

Collection of defaulted amounts of contracts for the execution of the Presidente Médici Thermoelectric Power Plant - SACE - CEEE-G	205,262	192,212

Enforcement action applied by Brazilian antitrust authorities (CADE)	122,136	109,206

Other civil lawsuits	1,423,591	1,168,591

Labor and social security lawsuits	2,091,666	1,726,517

Tax Execution Traffic Ticket Volta Grande IV	137,668	122,639

ACP Landfill Márcia I	306,389	306,389

Other environmental lawsuits	667,901	539,410

	53,651,946	47,688,078

In the first quarter of 2021, the Company was notified of an arbitration proceeding based on an alleged unfulfillment of iron ore supply contracts. The counterparty asks for approximately US$1 billion, and the Company has no knowledge of the basis for the estimates of the amount asked. Finally, the Company informs that has responded the arbitration requirements in conjunction with its legal counselors and is currently at the initial stage of its defense. The Company expects the arbitration will be concluded in 2 years. The relevance of the arbitration to the Company is related to the amount attributed to the cause and its eventual financial impact. The discussion involves arbitration disputes initiated by both parties.

The Company has been offering judicial guarantees (Guarantee Insurance/Letter of Guarantee) in the total amount updated to December 31, 2023 of R$8,768,003 (December 31, 2022 R$4,939,419), as determined by the procedural legislation in force.

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

21.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of provisions for environmental liabilities and asset retirement obligation is as follows:

		Consolidated
	12/31/2023	12/31/2022
Environmental liabilities	176,181	172,574
Asset retirement obligations	842,624	765,083
	1,018,805	937,657

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

22.	RELATED-PARTY BALANCES AND TRANSACTIONS

22.a)	Transactions with holding companies

Vicunha Aços S.A. is the Company’s controlling shareholder, with a 40.99% interest in its voting capital.

Rio Iaco Participações S.A. also controls the Company, with a 3.45% and CFL Ana Participações S.A. with 10.25%, both interest in CSN’s voting capital.

The corporate structure of Vicunha Aços S.A. is as follows:

(a)	Vicunha Steel S.A. – holds a 100% interest in Vicunha Aços S.A.
(b)	Rio Purus Participações S.A. – holds a 100% interest in Vicunha Steel S.A.

•	Liabilities

At a meeting held on November 13, 2023, the Board of Directors approved the payment of interim dividends, to the profit reserve account, in the amount of R$985,000, corresponding to the value of R$0.742782969659389 per share. R$403,790 was paid to Vicunha Aços S.A., R$33,950 to Rio Iaco Participações S.A. and R$100,948 to CFL Ana Participações S.A. on November 31, 2023.

22.b)	Transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

		Consolidated
		12/31/2023				12/31/2022
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Investments	(1)			2,128,183	2,128,183			1,768,915	1,768,915
Trade receivables (note 6)	(2)	34,441	2,658	131,268	168,367	48,236	1,182	59,716	109,134
Dividends (note 9)	(3)		185,178		185,178		77,377		77,377
Loans (note 9)	(4)		5,316		5,316		5,383		5,383
Other receivables (note 9)			6,480	1,829	8,309	30		1,828	1,858
		34,441	199,632	2,261,280	2,495,353	48,266	83,942	1,830,459	1,962,667
Non-current Assets
Investments	(1)			111,350	111,350			140,510	140,510
Loans (note 9)	(4)	3,732	1,655,680		1,659,412	3,678	1,381,095		1,384,773
Actuarial asset (note 9)				39,530	39,530			35,477	35,477
Other receivables (note 9)	(5)		1,792,579		1,792,579		1,484,759		1,484,759
		3,732	3,448,259	150,880	3,602,871	3,678	2,865,854	175,987	3,045,519
		38,173	3,647,891	2,412,160	6,098,224	51,944	2,949,796	2,006,446	5,008,186

Liabilities
Current Liabilities
Trade payables			140,579	35,435	176,014		93,115	37,448	130,563
Accounts payable (note 22 b)		46	22,378		22,424		23,555	24,134	47,689
Provision for consumption(note 22 b)			7,227		7,227		61,398		61,398
		46	170,184	35,435	205,665		178,068	61,582	239,650
Non-current Liabilities
Accounts payable			38,058		38,058		53,356		53,356
			38,058		38,058		53,356		53,356
		46	208,242	35,435	243,723		231,424	61,582	293,006

		Consolidated
		12/31/2023				12/31/2022
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
P&L
Sales		206,158	21,663	1,769,915	1,997,736	234,150	34,924	2,442,586	2,711,660
Cost and expenses		(2,581)	(2,135,810)	(301,503)	(2,439,894)	(66)	(1,538,194)	(216,110)	(1,754,370)
Financial income (expenses)
Interest (note 27)			178,448	38,452	216,900		144,355	29,828	174,183
Exchange rate variations andmonetary, net				(58,837)	(58,837)			(13,584)	(13,584)
Financial investments	(1)			308,309	308,309			(1,198,164)	(1,198,164)
Other operating income and expenses			(8,893)		(8,893)
		203,577	(1,944,592)	1,756,336	15,321	234,084	(1,358,915)	1,044,556	(80,275)

Consolidated Information:

(1)	Financial investments: Refers mainly to investments in Usiminas shares, cash and cash equivalents and Bonds with Banco Fibra and government bonds and CDBs with the exclusive funds.

(2)	Accounts receivables: Refers mainly to sales transactions of steel products from the Company to related parties.

(3)	Dividends receivable: In the Consolidated, it refers to dividends from MRS Logística in the amount of R$106,747 on December 31, 2023 (R$77,377 on December 31, 2022).

(4)	Loans (Assets): Long term: refers mainly to loan agreements with Transnordestina Logística R$1,646,264 (R$1,384,773 as of December 31, 2022) with an average rate of 125.0% to 130.0% of CDI.

(5)	Others (Assets): refers advance for future capital increase with Transnordestina Logística S.A. of R$1,792,579 as of December 31, 2023 (R$1,484,759 as of December 31, 2022).

(6)	Borrowings (Liabilities): Foreign currency: In the Parent Company these are intercompany contracts amounting to R$9.409,992 as of December 31, 2023 ((R$ 10,027,851 as of December 31, 2022).

22.c)	Other unconsolidated related parties

•	CBS Previdência

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

The key management personnel with authority and responsibility for planning, directing, and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of December 31, 2023 and 2022.

	12/31/2023	12/31/2022	12/31/2021
	P&L
Short-term benefits for employees and officers	62,478	52,001	46,747
Post-employment benefits	450	266	192
	62,928	52,267	46,939

22.e)	Guarantees

The Company is liable for guarantees of its subsidiaries and jointly controlled entities as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	3,695,183	2,096,291	10,029	9,365	4,235	3,853	3,709,447	2,109,509
Group subsidiaries	R$	Up to 12/21/2024 and indefinite	1,903,235			197	131,920	2,163	2,035,155	2,360
CSN Mineração	R$	Up to 12/21/2024		540,946						540,946
Total in R$			5,598,418	2,637,237	10,029	9,562	136,155	6,016	5,744,602	2,652,815

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000
CSN Resources	US$	Up to 04/17/2026	1,530,000	1,150,000					1,530,000	1,150,000

CSN Cimentos	US$	Indefinite	115,000	115,000					115,000	115,000

Total in US$			2,945,000	2,565,000					2,945,000	2,565,000

Lusosider Aços Planos	EUR	Indefinite					75,000	75,000	75,000	75,000
Total in EUR							75,000	75,000	75,000	75,000
Total in R$			14,257,629	13,867,929			401,370	396,780	14,658,999	14,264,709
			19,856,047	16,505,166	10,029	9,562	537,525	402,796	20,403,601	16,917,524

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

The fully subscribed and paid-in capital as of December 31, 2023 and 2022 is R$10,240,000, divided into 1,326,093,947 common and book-entry shares, with no par value. Each common share entitles to one vote in the resolutions of the General Meeting.

23.b)	Authorized capital

The Company’s bylaws in effect on December 31, 2023 define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors, regardless of amendments to the bylaws.

23.c)	Legal reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year, before any other allocation, pursuant to art. 193 of Law 6,404/86, up to a limit of 20% of the capital stock.

23.d)	Ownership structure

As of December 31, 2023 and 2022, the Company’s ownership structure was as follows:

FS-68

			12/31/2023			12/31/2022
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	543,617,803	40.99%	40.99%	679,522,254	51.24%	51.24%
Rio Iaco Participações S.A. (*)	45,706,242	3.45%	3.45%	45,706,242	3.45%	3.45%
CFL Ana Participações S.A. (*)	135,904,451	10.25%	10.25%	0	0.00%	0.00%
NYSE (ADRs)	273,702,845	20.64%	20.64%	254,520,040	19.19%	19.19%
Other shareholders	327,162,606	24.67%	24.67%	346,345,411	26.12%	26.12%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,326,093,947	100.00%	100.00%

(*)	Controlling group companies.

23.e)	Treasury shares

As of December 31, 2023, the Company had no treasury share position:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Sale of shares	Balance in treasury
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable			22,981,500	7,409,500
1º	06/21/2021	24,154,500	From 06/22/2021 to 12/22/2021	R$ 21.82	R$20.06 and R$23.22	24,082,000			31,491,500
2º	6/12/2021	30,000,000	From 12/07/2021 to 6/30/2022	R$ 25.00	R$17.20 and R$26.76	29,938,600			61,430,100
	05/18/2022			Not applicable	Not applicable		61,430,100
3º	05/18/2022	58,000,000	From 05/19/2022 to 05/18/2023

At a Board of Directors Meeting held on May 18, 2022, the Company approved (i) the closing of the share repurchase program, (ii) cancellation of 61,430,100 common shares held in treasury with no change in the Company's capital stock, which is now represented by 1,326,093,947 common book-entry shares without nominal value.

23.f)	Earnings per share

The earnings per share are shown below:

	12/31/2023	12/31/2022	12/31/2021
	Common Shares
(Loss)/profit for the year	(318,206)	1,554,060	12,258,628
Weighted average number of shares	1,326,093,947	1,327,028,614	1,376,362,149
Basic and diluted (loss)/earnings per share	(0.23996)	1.17108	8.90654

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

24.	SHAREHOLDER’S COMPENSATION

12/31/2023
Loss for the year	(318,206)
Earnings reserves	8,988,442
Interest on equity prescribed
Net loss after destination	(318,206)
Dividends from earning reserves	(985,000)
Dividends proposed to the profit account	(1,614,000)

Deliberation and/or payment of dividends occurred in 2023:

On November 13, 2023, the Board of Directors approved the proposed distribution of interim dividends, from the earnings reserve account, in the amount of R$985,000, corresponding to the amount of R$0.742782969659389 per share. The dividends were paid, without monetary adjustment, on November 29, 2023.

On April 28, 2023, the Annual General Meeting approved the distribution of proposed additional dividends in the amount of R$1,614,000, corresponding to the value of R$1.21710833810 per share. The amounts were credited based on the Shareholders' positions on April 28, 2023.

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

25.	NET REVENUE FROM SALES

Net sales revenue is comprised as follows:

			Consolidated
	12/31/2023	12/31/2022	12/31/2021
Gross revenue
Domestic market	28,383,814	30,343,033	29,724,648
Foreign market	23,596,603	20,691,181	25,090,313
	51,980,417	51,034,214	54,814,961
Deductions
Sales returns, discounts and rebates	(673,746)	(371,189)	(272,842)
Taxes on sales	(5,868,721)	(6,300,905)	(6,630,080)
	(6,542,467)	(6,672,094)	(6,902,922)
Net revenue	45,437,950	44,362,120	47,912,039

Accounting Policy

The Company's rev’enue is recognized as soon as all the conditions below are met:

• Identification of the contract for the sale of goods or provision of services;

• Identification of performance obligations;

• Determination of the contract value;

• Calculations of the value allocated to each of the performance obligations included in the contract; It is

• Revenue recognition over time or at the time performance obligations are completed.

The Company's operating revenues are generated through the production and sale of steel, ore and cement products, freight services in the case of product exports, railway and port logistics services and energy sales, in the case of normal course of activities is measured by the fair value of the consideration that the entity expects to receive in exchange for the delivery of the good or service promised to the customer.

Revenue recognition occurs when or as the entity satisfies a performance obligation by transferring the good or service to the customer, and performance obligation is understood as an enforceable promise in a contract with a customer for the transfer of a good/service or a series of goods or services.

If it is probable that discounts will be granted and the value can be measured reliably, then the discount is recognized as a reduction in operating income as sales are recognized.

Export freight services in the CFR (Cost and Freight) and CIF (Cost, Insurance and Freight) modalities, where the Company is responsible for the freight service, they are considered distinct services and, therefore, a separate obligation, having its allocation separately from the transaction price and recognized in the result according to the effective provision of the service over time. Such revenue allocated to freight does not significantly affect the Company's results for the year and, therefore, it is not presented separately in the financial statements. For other services provided, the Revenue is recognized based on its realization.

26.	EXPENSES BY NATURE

			Consolidated
	12/31/2023	12/31/2022	12/31/2021
Raw materials and inputs	(12,732,273)	(14,572,337)	(10,405,028)
Outsourcing material	(5,104,273)	(3,265,627)	(4,476,702)
Labor cost	(4,268,241)	(3,320,234)	(2,746,454)
Supplies	(3,735,873)	(3,501,649)	(2,297,069)
Maintenance cost (services and materials)	(578,514)	(916,646)	(1,268,752)
Outsourcing services	(2,905,888)	(2,178,589)	(2,119,515)
Freight	(4,185,360)	(2,826,821)	(1,835,601)
Depreciation, amortization and depletion	(3,291,149)	(2,792,845)	(2,114,681)
Others	(1,163,601)	(929,205)	(1,533,119)
	(37,965,172)	(34,303,953)	(28,796,921)
Classified as:
Cost of sales	(33,475,189)	(31,054,016)	(25,837,475)
Selling expenses	(3,729,089)	(2,575,818)	(2,372,298)
General and administrative expenses	(760,894)	(674,119)	(587,148)
	(37,965,172)	(34,303,953)	(28,796,921)

The depreciation, amortization and depletion for the year were distributed as follows.

			Consolidated
	12/31/2023	12/31/2022	12/31/2021
Production costs (1)	(3,226,469)	(2,752,557)	(2,075,488)
Selling expenses	(29,593)	(13,948)	(11,227)
General and administrative expenses	(35,087)	(26,340)	(27,966)
	(3,291,149)	(2,792,845)	(2,114,681)
Other operational (2)	(80,924)	(77,386)	(97,725)
	(3,372,073)	(2,870,231)	(2,212,406)

(1)	The cost of production includes PIS and COFINS credits on lease agreements as of December 31, 2023, in the amount of R$7,068 (R$7,429 as of December 31, 2022).

(2)	They mainly refer to the depreciation of investment properties, paralyzed equipment and amortization of the SWT customer portfolio, classified in other operating expenses, see note 27.

27.	OTHER OPERATING INCOME AND EXPENSES

			Consolidated
	12/31/2023	12/31/2022	12/31/2021
Other operating income
Receivables by indemnity	12,608	10,588	13,646
Rentals and leases	20,730	17,178	11,688
Dividends received	1,039	832	26,600
PIS, COFINS and INSS to compensate			236,000
Contractual fines	4,356	11,863	1,468
Updated shares – Fair value through profit or loss (note 13)	(15,963)	(95,620)	109,254
Gain on disposal of investments (1)	114,763
Tax Recovery (2)	249,852
Net gain in shares sale (note 10.d) (3)			2,472,497
Others revenues (4)	62,631	308,392	87,219
	450,016	253,233	2,958,372

Other operating expenses
Taxes and fees	(106,771)	(372,897)	(109,693)
Expenses/reversal with environmental liabilities, net	(18,031)	(10,145)	(8,789)
Write-off/(Provision) of judicial lawsuits	(12,441)	(209,396)	(25,063)
Depreciation and amortization (note 26)	(80,924)	(77,386)	(97,725)
Reversal/(Write-offs) of estimated losses in fixed assets, intangible assets and Investment properties, net of reversal (notes 10.g, 11 e 12) (5)	(122,894)	24,133	(112,886)
Reversal of Impairment Fair Value Transnordestina (note 10.e)		387,989
Estimated (Loss)/reversal in inventories (6)	(655,055)	(226,942)	(138,779)
Idleness in stocks and paralyzed equipment (7)	(296,819)	(122,031)	(37,609)
Studies and project engineering expenses	(58,303)	(58,443)	(77,059)
Research and development expenses		(461)	(355)
Healthcare plan expenses	(36,147)	(24,158)	(31,989)
Cash flow hedge accounting realized (note 14) (8)	(1,144,335)	(1,478,589)	(553,018)
Actuarial pension plan	(59,411)	(59,693)	(48,068)
Other expenses	(496,045)	(679,836)	(474,999)
	(3,087,176)	(2,907,855)	(1,716,032)
Other operating income (expenses), net	(2,637,160)	(2,654,622)	1,242,340

(1)	Refers to the gain on the sale of Consórcio Machadinho (see note 10.e);

(2)	Mostly refers to IPI credits (R$121,896) and income tax litigation abroad (R$106,405).

(3)	Refers to the initial public offering of shares of CSN Mineração S.A. (see note 10.c).

(4)	In 2022 the undisputed amount of R$134,611 was recognized as refund of the amounts overpaid for railway freight from April 1994 to March 1996 to the company RFFSA, which after extinction became part of the Federal Government's liabilities;

(5)	In 2023 refers to the write-off on the sale of Consórcio Machadinho (R$ 22,326 see note 10.e);

(6)	Refers substantially to losses incurred in the production process at the Presidente Vargas Plant (“UPV”) and losses in inventories.

(7)	In 2023, it is the unused capacity due to lower-than-normal production volume at the Presidente Vargas Plant (“UPV”). In 2022, it is the unused capacity due to lower than usual production volume, because of the intense rains during the ore extraction operation;

(8)	Refers to the effects of a cash flow hedge in the amount of (R$353,406) and a Platts Hedge in the amount of (R$790,929).

28.	FINANCIAL INCOME (EXPENSES)

			Consolidated
	12/31/2023	12/31/2022	12/31/2021
Financial income
Related parties (note 22 b)	225,149	184,480	93,862
Income from financial investments	826,028	763,259	279,467
Updated shares – Fair value through profit or loss (Note 14.d)	308,309	(1,198,164)	385,297
Dividends received	52,516	113,697
Interest and fines	82,634	14,682
Other income	161,111	43,826	408,558
	1,655,747	(78,220)	1,167,184
Financial expenses
Borrowings and financing - foreign currency (note 13)	(1,567,508)	(1,238,372)	(1,590,120)
Borrowings and financing - local currency (note 13)	(2,096,805)	(1,356,639)	(503,849)
Capitalised interest (note 11)	182,799	135,242	87,414
Related parties	(8,249)	(10,297)	(12,072)
Lease liabilities	(76,514)	(68,533)	(59,260)
Interest and fines	(146,222)	(95,667)	(73,334)
Interest on drawn/forfaiting risk operations	(465,574)	(444,062)	(126,232)
(-) Adjustment present value of trade payables	(353,774)	(419,517)	(265,495)
Commission, bank fees, Guarantee and bank fees	(199,505)	(165,397)	(239,451)
PIS/COFINS over financial income	(87,144)	(118,311)	(88,897)
Other financial expenses	(533,581)	(390,598)	(285,832)
	(5,352,077)	(4,172,151)	(3,157,128)
Others financial items, net
Foreign exchange and monetary variation, net	(524,302)	783,902	46,199
Gains and (losses) on exchange derivatives (*)	69,250	(48,556)	(439)
	(455,052)	735,346	45,760
	(5,807,129)	(3,436,805)	(3,111,368)

Financial income (expenses), net	(4,151,382)	(3,515,025)	(1,944,184)

(*) Statement of gains and (losses) on derivative transactions (note 14.c)
Dollar - to - real NDF		176,991	37,322
Exchange rate swap Real x Dollar	(96,602)	(11,467)
Exchange rate swap Dollar x Euro	9,567		7,119
Interest rate swap CDI x IPCA	112,694	(257,897)	(34,920)
Exchange rate swap CDI x Dollar	43,591	43,817	(9,960)
	69,250	(48,556)	(439)

29.	SEGMENT INFORMATION

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

With the acquisitions, the CSN group now holds a portfolio of generation assets with an installed capacity of 2,167 MW, as shown below:

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

FS-77

								12/31/2023
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	16,516,265	1,804,173	265,949	2,644,949	545,735	4,510,553	(4,209,084)	22,078,540
Foreign market	6,201,221	15,331,475					1,826,714	23,359,410
Cost of sales and services (note 26)	(21,008,013)	(9,931,881)	(248,938)	(1,492,728)	(441,281)	(3,644,362)	3,292,014	(33,475,189)
Gross profit	1,709,473	7,203,767	17,011	1,152,221	104,454	866,191	909,644	11,962,761
General and administrative expenses (note 26)	(1,218,767)	(421,218)	(10,558)	(218,878)	(57,854)	(557,585)	(2,005,123)	(4,489,983)
Other operating (income) expenses, net (note 27)	(1,065,188)	(974,590)	(675)	10,390	188,866	(253,931)	(542,032)	(2,637,160)
Equity in results of affiliated companies (note 10)							351,131	351,131
Operating result before Financial Income and Taxes	(574,482)	5,807,959	5,778	943,733	235,466	54,675	(1,286,380)	5,186,749

Sales by geographic area
Asia		14,714,924					1,826,714	16,541,638
North America	1,671,773							1,671,773
Latin America	132,219							132,219
Europe	4,397,229	616,551						5,013,780
Foreign market	6,201,221	15,331,475					1,826,714	23,359,410
Domestic market	16,516,265	1,804,173	265,949	2,644,949	545,735	4,510,553	(4,209,084)	22,078,540
Total	22,717,486	17,135,648	265,949	2,644,949	545,735	4,510,553	(2,382,370)	45,437,950

								12/31/2022
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	20,588,235	1,700,051	307,999	2,311,754	293,035	2,819,551	(4,063,084)	23,957,541
Foreign market	8,752,776	10,825,080					826,723	20,404,579
Cost of sales and services (note 26)	(23,256,319)	(7,105,424)	(220,491)	(1,507,028)	(287,340)	(1,974,415)	3,297,001	(31,054,016)
Gross profit	6,084,692	5,419,707	87,508	804,726	5,695	845,136	60,640	13,308,104
General and administrative expenses (note 26)	(1,314,352)	(352,152)	(32,976)	(153,294)	(43,786)	(386,230)	(967,147)	(3,249,937)
Other operating (income) expenses, net (note 27)	(777,976)	(449,871)	(14,353)	33,927	39,376	(105,018)	(1,380,707)	(2,654,622)
Equity in results of affiliated companies (note 10)							237,917	237,917
Operating result before Financial Income and Taxes	3,992,364	4,617,684	40,179	685,359	1,285	353,888	(2,049,297)	7,641,462

Sales by geographic area
Asia		9,514,509					826,723	10,341,232
North America	2,018,046							2,018,046
Latin America	382,128							382,128
Europe	6,351,536	1,310,571						7,662,107
Others	1,066							1,066
Foreign market	8,752,776	10,825,080					826,723	20,404,579
Domestic market	20,588,235	1,700,051	307,999	2,311,754	293,035	2,819,551	(4,063,084)	23,957,541
Total	29,341,011	12,525,131	307,999	2,311,754	293,035	2,819,551	(3,236,361)	44,362,120

FS-78

								12/31/2021
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	21,400,318	3,114,385	311,040	1,839,307	222,785	1,430,150	(5,084,155)	23,233,830
Foreign market	8,691,130	14,929,001					1,058,078	24,678,209
Cost of sales and services (note 26)	(20,081,043)	(7,705,835)	(220,494)	(1,266,112)	(146,349)	(892,900)	4,475,259	(25,837,475)
Gross profit	10,010,405	10,337,551	90,546	573,195	76,436	537,250	449,182	22,074,564
General and administrative expenses (note 26)	(1,158,748)	(351,371)	(33,853)	(135,091)	(32,083)	(190,986)	(1,057,314)	(2,959,446)
Other operating (income) expenses, net (note 27)	(405,018)	(287,744)	(8,290)	58,253	41,337	(63,631)	1,907,433	1,242,340
Equity in results of affiliated companies (note 10)							182,504	182,504
Operating result before Financial Income and Taxes	8,446,639	9,698,436	48,403	496,357	85,690	282,633	1,481,805	20,539,962

Sales by geographic area
Asia		12,627,913					1,058,078	13,685,991
North America	2,275,612							2,275,612
Latin America	355,912							355,912
Europe	6,059,606	2,301,088						8,360,694
Foreign market	8,691,130	14,929,001					1,058,078	24,678,209
Domestic market	21,400,318	3,114,385	311,040	1,839,307	222,785	1,430,150	(5,084,155)	23,233,830
Total	30,091,448	18,043,386	311,040	1,839,307	222,785	1,430,150	(4,026,077)	47,912,039

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

The CBS guarantee funds are mainly invested in repo operations (backed by federal government bonds), federal government bonds indexed to inflation, stocks, loans and real estate. As of December 31, 2023, CBS held 3,486,252 CSN common shares 3,486,252 as of December 31, 2022. The entity’s total guarantee resources totaled R$6.4 billion as of December 31, 2023 (R$5.9 billion as of December 31, 2022). CBS fund managers seek to combine plan assets with long-term benefit obligations to be paid. Pension funds in Brazil are subject to certain restrictions related to their ability to invest in foreign assets and, consequently, these funds invest primarily in securities in Brazil.

For defined benefit plans, called “35% of Average Salary” and “Supplementary Average Salary Plan”, the Company maintains a financial guarantee with CBS Previdência, the entity that manages the aforementioned plans, in order to maintain the financial and actuarial balance, should any future actuarial loss or actuarial gain occur.

In compliance with current legislation, specific to the pension fund market, for the last 4 years ended (2020, 2021, 2022 and 2023), there was no need to pay installments by CSN, since the benefit plans presented actuarial gains in the year.

CSN Cimentos Brasil also sponsors the Mauá Prev Retirement Plan for its employees. This is the plan that LafargeHolcim in Brazil made available to all its employees as of December 1, 2016. Until 2009, Lafarge Brasil S.A. sponsored two plans, a defined contribution plan and a defined benefit plan. On July 1, 2009, the plans were merged, remaining only one variable contribution plan, with the exception of the acquired right of those who had already completed the eligibility of the defined benefit rules. The following tables present a summary of the components of the net defined benefit expense of Mauá Prev recognized in the income statement, as well as the capitalization status and amounts subject to recognition in the balance sheet as at December 31, 2023 and 2022.

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

Mauá Prev Plan

The Mauá Prev plan is offered by CSN Cimentos Brasil S.A. (formerly LafargeHolcim) acquired in 2022, and sponsors the Mauá Prev Retirement Plan, for its employees. This is the plan that LafargeHolcim in Brazil made available to all its employees as of December 1, 2016. Until 2009, Lafarge Brasil S.A. sponsored two plans, a defined contribution plan and a defined benefit plan. On July 1, 2009, the plans were merged, remaining only one variable contribution plan, with the exception of the acquired right of those who had already completed the eligibility of the defined benefit rules. Additionally, the Company has recorded in a collective agreement in some of its plants commitments related to the bonus, due on the occasion of the retirement of the employee by the Social Security. The following tables present the commitments related to this bonus, as well as the capitalization status and the amounts subject to recognition in the balance sheet.

ACT Plan

CSN Cimentos Brasil (CIBR) has post-employment benefits linked to Collective Labor Agreements (ACT), which provides for the payment of multiples of salaries, as well as compensation from the FGTS (Guarantee Fund for Length of Service) if the employee leaves company due to retirement.

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

		Consolidated		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(39,530)	(35,477)	22,772
Post-employment healthcare benefits			481,118	537,290
	(39,530)	(35,477)	503,890	537,290

The reconciliation of assets and liabilities of employee benefits is presented below:

			Consolidated
	12/31/2023	12/31/2022	12/31/2021
Present value of defined benefit obligation	3,329,076	3,110,848	3,151,609
Fair value of plan assets	(3,713,099)	(3,572,869)	(3,584,244)
Deficit(Surplus)	(384,023)	(462,021)	(432,635)
Restriction to actuarial assets due to recovery limitation	367,265	426,544	373,524
Liabilities (Assets), net	(16,758)	(35,477)	(59,111)

The change in the present value of the defined benefit obligation is shown below:

			Consolidated
	12/31/2023	12/31/2022	12/31/2021
Present value of obligations at the beginning of the year	3,110,848	3,151,609	3,645,822
Consolidation of CSN Cimentos Brasil		67,640
Cost of service	1,152	1,225	1,253
Interest cost	347,297	324,041	231,009
Participant contributions made in the year	1,404	1,382	1,398
Benefits paid	(324,750)	(310,471)	(283,393)
Actuarial loss/(gain)	186,665	(124,578)	(444,480)
Present value of obligations at the end of the year	3,322,616	3,110,848	3,151,609

The change in the fair value of the plan’s assets is shown below:

			Consolidated
	12/31/2023	12/31/2022	12/31/2021
Fair value of plan assets at the beginning of the year	(3,572,869)	(3,584,244)	(3,766,193)
Consolidation of CSN Cimentos Brasil		(63,292)
Interest income	(401,054)	(369,488)	(238,534)
Benefits Paid	324,750	310,471	283,393
Participant contributions made in the year	(1,404)	(1,382)	(1,398)
Employer contributions made in the year	(184)	(144)
Return on plan assets (less interest income)	(62,338)	135,210	138,488
Fair value of plan assets at the end of the year	(3,713,099)	(3,572,869)	(3,584,244)

The composition of the amounts recognized in the income statement is shown below:

			Consolidated
	12/31/2023	12/31/2022	12/31/2021
Cost of current service	1,152	1,225	1,253
Interest cost	347,297	324,041	231,009
Expected return on plan assets	(401,054)	(369,488)	(238,534)
Interest on the asset ceiling effect	50,076	39,416	11,985
Total costs / (income), net	(2,529)	(4,806)	5,713

The (cost)/income is recognized in the income statement in other operating expenses.

The movement of actuarial gains and losses is shown below:

			Consolidated
	12/31/2023	12/31/2022	12/31/2021
Actuarial losses and (gains)	186,665	(124,578)	(444,480)
Return on plan assets (less interest income)	(62,338)	135,210	138,489
Change in the asset’s limit (excluding interest income)	(109,355)	13,604	175,440
Total cost of actuarial losses and (gains)	14,972	24,236	(130,551)

The breakdown of actuarial gains and losses is shown below:

			Consolidated
	12/31/2023	12/31/2022	12/31/2021
Loss due to change in financial assumptions	194,988	(204,485)	(647,564)
Loss due to experience adjustments	(13,933)	79,907	203,084
Loss due to changes in assumptions	5,610
Return on plan assets (less interest income)	(62,338)	135,210	138,489
Change in the asset’s limit (excluding interest income)	(109,355)	13,604	175,440
Actuarial losses and (gains)	14,972	24,236	(130,551)

The main actuarial assumptions used were as follows:

FS-82

	12/31/2023	12/31/2022
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Nominal discount rate	Millennium Plan: 5.36%	Millennium Plan: 6.14%
	Plan 35%: 5.32%	Plan 35%: 6.10%
	Supplementation: 5.33%	Supplementation: 6.10%
	Mauá Prev: 5.34%	Mauá Prev: 6.10%
Inflation rate	3.90%	5.31%
Nominal salary increase rate	1.00%	1.00%
Nominal benefit increase rate	3.90%	5.31%
Rate of return on investments	Millennium Plan: 5.36%	Millennium Plan: 6.14%
	Plan 35%: 5,32%	Plan 35%: 6.10%
	Supplementation : 5.33%	Supplementation : 6.10%
	Mauá Prev: 5.34%	Mauá Prev: 6.10%
General mortality table	Millennium Plan: AT-2012 segregated by gender	Millennium Plan: AT-2012 segregated by gender
	Plans 35% : AT-2000 Male, aggravated by 15%	Plans 35% : AT-2000 Male, aggravated by 15%
	Supplementation: AT-2000 segregated by gender, aggravated by 10%	Supplementation: AT-2000 segregated by gender, aggravated by 10%
	Mauá Prev: AT-2012 segregated by gender	Mauá Prev: AT-2000 segregated by gender
	Millennium Plan: AT-2012 segregated by gender	Plan 35%: Medium Light
Disability table	Mauá Prev and ACT: IAPB57	Supplementation: Not applied
	Other Plans: Not applicable	Millennium Plan: Prudential (Ferr Apos) unaggravated by 10%
Mauá Prev: Mercer Disability
Disability mortality table	Millennium Plan: AT 71	Millennium Plan: AT 71
	Plans 35%: MI-2006 - 10% M&F	Plans 35%: MI-2006 - 10% M&F
	Supplementation: Winklevoss - 10%	Supplementation: Winklevoss - 10%
	Mauá Prev E ACT: Álvaro Vindas smoothed by 50%	Mauá Prev: IAPB-57
Turnover table	Millennium Plan 5% per year	Millennium Plan 5% per year
	Maua Prev: MercerService	Null for 35% Plans and Supplementation
	Other Plans: Not applicable	Maua Prev: up to 10 minimum wages 20%, up to 20 minimum wages 15% and above 20 minimum wages 10%
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household of active participants	90% will be married at the time of retirement for the Mauá Prev and ACT Plans, and 95% for the other Plans. The wife being 4 years younger than her husband.	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions regarding the mortality table are based on published statistics and mortality tables. These tables translate into an average life expectancy in years for employees aged 65 and 40:

	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)		Plan ACT		Mauá Prev
Longevity at age of 65 for current participants	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Male	18.38	18.38	18.75	18.75	21.47	21.47	21.47	22.17	20.24	22.17
Female	18.38	18.38	21.41	21.41	23.34	23.34	23.34	19.55	20.24	19.55

Longevity at age of 40 for current participants
Male	40.15	40.15	40.60	40.60	44.07	44.07	44.07	40.15	42.74	40.15
Female	40.15	40.15	44.41	44.41	46.68	46.28	46.68	45.30	42.74	45.30

Allocation of plan assets:

		12/31/2023		12/31/2022		12/31/2021
Variable income	190,455	5.13%	193,948	5.43%	195,032	5.44%
Fixed income	3,143,056	84.65%	3,106,206	86.94%	3,127,736	87.26%
Real estate	201,870	5.44%	207,223	5.80%	190,474	5.31%
Others	177,718	4.79%	65,492	1.83%	71,001	1.98%
Total	3,713,099	100.00%	3,572,869	100.00%	3,584,243	100%

The assets invested in variable income are mainly invested in CSN shares.

Fixed income assets are mainly composed of debentures, Interbank Deposit Certificates ("CDI") and National Treasury Bills (“NTN-B”).

Real estate refers to buildings valued by a specialized asset appraisal company. There are no assets in use by CSN and its subsidiaries.

For the pension plan, the expense in 2023 was R$1,587 (R$1,616 as of December 31, 2022).

30.d)	Expected contributions

There are no expected contributions that will be paid to the defined benefit plans 35% and Supplementation in 2024.

For the mixed supplementary benefit plan, the expected contributions in the amount of R$22,032 will be paid in 2024 for the defined contribution portion and R$1,332 for the defined benefit portion (risk benefits).

30.e)	Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions, for the pension plans as of December 31, 2023 is shown below:

		12/31/2023
	Consolidated Effect of Plans
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	(12,170)	13,091
Effect on present value of obligations	(128,274)	138,105

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	1,777	1,648
Effect on present value of obligations	1,373	(1,318)

Assumption: Mortality table
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	1,529	(1,530)
Effect on present value of obligations	16,094	(16,097)

Assumption: Benefit adjustment
Sensitivity level	+1 ano	- 1 ano
Effect on current service cost and on interest on actuarial obligations	8,028	(8,093)
Effect on present value of obligations	85,113	(85,817)

Following are the expected benefits for future years for defined benefit plans:

Forecast payments	2023
Year 1	339,223
Year 2	316,898
Year 3	309,058
Year 4	299,948
Year 5	291,230
Next 5 years	1,307,118
Total forecast payments	2,863,475

30.f)	Post-Employment Health Plan

It refers to the health plan created on December 1, 1996, exclusively to cover former retired employees, pensioners, amnesties, ex-combatants, widows of labor accident victims and retirees until March 20, 1997 and their respective legal dependents. Since then, the health plan has not allowed the inclusion of new beneficiaries. The Plan is sponsored by CSN.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2023	12/31/2022	12/31/2021
Present value of obligations	481,118	537,290	584,288
Liabilities	481,118	537,290	584,288

The reconciliation of health benefit liabilities is as follows:

	12/31/2023	12/31/2022	12/31/2021
Actuarial liability at the beginning of the year	537,290	584,288	678,880
Expenses recognized in income for the year	58,737	57,926	42,355
Sponsor’s contributions transferred in prior year	(51,788)	(62,213)	(73,324)
Recognition of actuarial loss/(gain)	(63,121)	(42,711)	(63,623)
Actuarial liability at the end of the year	481,118	537,290	584,288

The actuarial gains and losses recognized in equity are as follows:

	12/31/2023	12/31/2022	12/31/2021
Actuarial gain (loss) on obligation	(63,121)	(42,711)	(63,623)
Gain/(loss) recognized in shareholders' equity	(63,121)	(42,711)	(63,623)

Below is the weighted average life expectancy based on the mortality table used to determined actuarial obligations:

	12/31/2023	12/31/2022	12/31/2021
Longevity at age of 65 for current participants
Male	20.24	20.24	20.24
Female	20.24	20.24	20.24

Longevity at age of 40 for current participants
Male	42.74	42.74	42.74
Female	42.74	42.74	42.74

The actuarial assumptions used to calculate post-employment health benefits were:

	12/31/2023	12/31/2022
Biometric and Demographic
General mortality table	AT 2000 segregated by gender 20%	AT 2000 segregated by gender 20%
Financial
Actuarial nominal discount rate	5.33%	6.10%
Inflation	3.90%	5.31%
Real increase in medical costs based on age (Aging Factor)	0,5% - 3,00% real a.a.	0,5% - 3,00% real a.a.
Nominal increase medical costs growth rate	4.10%	4.10%
Average medical cost (Claim cost)	1,204.48	1,084.14

30.g)	Sensitivity analysis

The quantitative sensitivity analysis for significant assumptions for the post-employment health plans as of December 31, 2023 is as follows:

FS-85

		12/31/2023
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	717,782	(771,601)
Effect on present value of obligations	(16,457,230)	17,767,261

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	3,736,446	(3,260,736)
Effect on present value of obligations	39,589,932	(34,549,491)

	Assumption: Benefit adjustment
Sensitivity level	+1 ano	- 1 ano
Effect on current service cost and on interest on actuarial obligations	(2,702,833)	2,860,583
Effect on present value of obligations	(28,638,170)	30,309,624

Following are the expected benefits for future years of the post-employment health plans:

Forecast benefit payments	12/31/2023
Year 1	57,627
Year 2	54,710
Year 3	51,820
Year 4	48,925
Year 5	46,015
Next 5 years	187,093
Total forecast payments	446,190

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

31.    COMMITMENTS

31.a)	Take-or-pay contracts

As of December 31, 2023 and 2022, the Company was a party to take-or-pay contracts as shown in the following table:

	Payments in the period
Type of service	2022	2023	2024	2025	2026	After 2026	Total

Transportation of iron ore, coal, coke, steel products, cement and mining products.	1,568,658	2,068,319	1,978,202	2,006,831	1,606,684	2,064,282	7,655,999
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets.	2,191,442	583,152	594,244	507,377	410,711	677,094	2,189,426
Processing of slag generated during pig iron and steel production.	84,140	22,981	22,879				22,879
Oil Storage and Handling	2,567	2,754	766				766
Labor and consultancy services	33,300	31,391	24,207	24,207	24,207	96,826	169,447
	3,880,107	2,708,597	2,620,298	2,538,415	2,041,602	2,838,202	10,038,517

31.b)	Projects and other commitments

• Transnordestina project

The Transnordestina project which corresponds to rail network II of the Northeast Railway System, includes building 1,753 km of new, next-generation, wide-gauge tracks. The project posts an evolution of 48% progress which was expected to completion for 2017.

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

• FTL – Ferrovia Transnordestina Logística S.A. (Operational network)

In relation to Malha I, operated by FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), in July 2022, the Company filed the request for an Early Extension of the concession contract for additional 30 years, which is based on compliance with legal requirements and the goals established by ANTT regarding production volume and safety. Thus, despite the existence of an administrative procedure by ANTT which, in 2013, resulted in the recommendation of expiry of the concession contract, there was a decision issued on 12/13/2022 by the Court of Auditors - TCU, Judgment 2769/2022, which determined that ANTT and Ministry of Infrastructure (at the time), subject to their respective competences, adopt measures with a view to the definitive solution of the Concession Contract for the network granted to FTL. In September/2023, based on the final report of the working group, the Ministry of Transport issued LETTER No. 448/2023/SE to ANTT informing the closure of the expiry recommendation made in Deliberation/ANTT No. 947/2019, of October 22, 2019. Therefore, in view of the positive environment of negotiations for the concession contract, as well as the growth of FTL, with the achievement of production records and ebitda, the company considers the Early Extension of the concession contract probable in order to definitively resolve the aforementioned contractual issues.

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

In 2023, after negotiation with insurers and reinsurers in Brazil and abroad, the Operational Risk Insurance Policy for Property Damage and Business Interruption policy was extended, which expired on July 30, 2023, until September 30, 2023, and subsequently renewed from October 1, 2023 to September 30, 2024. Under the terms of said policy, the Maximum Indemnity Limit is US$525 million for locations with Company activities, combined for Material Damage and Loss of Profits. Under the terms of the policy, the Company assumes a deductible of US$310 million for material damage and 45 days for lost profits. The policy's maximum indemnity limit is shared with other insured establishments.

The risk assumptions adopted, in view of their nature, are not part of the scope of the audit of these financial statements, and consequently, they have not been audited by our independent auditors.

33.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information about transactions related to the statement of cash flows:

			Consolidated
	12/31/2023	12/31/2022	12/31/2021
Income tax and social contribution paid	1,407,469	3,100,349	3,062,047
Addition to fixed assets with interest capitalization (note 11 and 28)	182,799	135,242	87,414
Remeasurement and addition – Right of use (note 11 i)	197,525	125,946	171,215
Addition to PP&E without adding cash	114,877	60,329	69,788
Capitalization in associate with no cash effect	11,037	367,000
	1,913,707	3,788,866	3,390,464

34.	SUBSEQUENT EVENTS

•	Category change and share redemption

Continuing the OPA procedures, on January 25, 2024, the Securities and Exchange Commission (“CVM”) granted the request for conversion from category “A” to “B” of Companhia Estadual de Geração de Energia Elétrica – CEEE-G (“CEEE-G”). And on February 21, 2024, the Extraordinary General Assembly of CEEE-G approved the redemption and cancellation of 98,375 (ninety-eight thousand, three hundred and seventy-five shares) of which 41,896 (forty-one thousand, eight hundred and ninety and six) common shares and 56,479 (fifty-six thousand, four hundred and seventy-nine) preferred shares issued by CEEE-G, without changing the Company's share capital, in accordance with article 4, paragraph 5, of the Brazilian Corporation Law.

•	News published in the media

On February 22, 2024, the Company informed its shareholders and the market in general that an offer was presented to acquire assets of InterCement Participações S.A. The offer was presented within the scope of a competitive process still in progress, and its confidential provisions describe a series of precedent conditions for defining the terms and conditions of an eventual transaction and its potential implementation, which are usual in operations of a similar nature, including, expressly, prior approval by the Administrative Council for Economic Defense – CADE, if binding documents are to be signed. The Offer is under evaluation by the respective seller and, furthermore, no binding documents have been signed with any counterparty that generate an obligation or firm commitment to carry out the potential transaction.

•	Acquisition of Panatlantica S.A.

In continuation of the Share Purchase and Sale Agreement and Other Covenants (“Agreement”) entered into on October 27, 2023, the Company concluded on January 15, 2024 the acquisition of 18.61% of the shares issued by Panatlântica S.A. to total price of R$150 million, to be paid in national currency in 6 (six) annual installments, the first being on January 15, 2024 and the others on the five subsequent anniversaries of the closing date of the Operation, as provided for in the Contract. As a result of the operation and under the terms set out in the Purchase and Sale Agreement, CSN now holds shares issued by Panatlântica S.A. representing 29.91% of the share capital.

•	Offering of debt securities (Notes)

On February 8, 2024, the Company announced that it had priced the reopening of the offering of debt securities called Notes issued in December 2023 in the foreign market by its subsidiary CSN Resources S.A. in the amount of US$200 million with maturity in 2030 and interest of 8.875% per year. The Notes will be guaranteed, unconditionally and irrevocably, by the Company. The total aggregate value of the Notes upon reopening will be US$700,000,000.00. The settlement of the Notes is scheduled for February 13, 2024.

•	Debentures

On April, 16, 2024, the Board of Directors approved its 15th issuance of simple debentures, not convertible into shares, of the unsecured type, in up to two series, in the total value of R$800,000,000.00 (eight hundred million reais), with a nominal unit value of R$ $1,000.00, on the date of issue.

