Form 20-F
period 2024-12-31
NATIONAL STEEL CO
filed 2025-04-30
CIK 1049659

As filed with the Securities and Exchange Commission on April 30, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________________

FORM 20-F

________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission File Number 001-14732

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024:

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

☐ Yes ☑  No

INTRODUCTION

Unless otherwise specified, all references in this annual report to:

•	“we,” “us,” “our” or “CSN” are to Companhia Siderúrgica Nacional and its consolidated subsidiaries;
•	“Brazil” are to the Federative Republic of Brazil;
•	“Brazilian government” are to the federal government of Brazil;
•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;
•	“U.S. dollars” or “US$” are to United States dollars;
•	“EUR” or “€” are to euro, the official currency of most countries in the European Union;
•	“km” are to kilometers, “m” are to meters, “mt” or “tons” are to metric tons, “mtpy” are to metric tons per year, “MW” are to megawatts, “MWh” are to megawatt hours and “MWavg” are to average megawatts;
•	“TEUs” are to twenty-foot equivalent units;
•	“dmt” are to dry metric ton;
•	“consolidated financial statements” are to our audited consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS Accounting Standards, as issued by the International Accounting Standards Board, or IASB, as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, together with the corresponding report of our independent registered public accounting firm; and
•	“ADSs” are to the American depositary shares and “ADRs” are to the American depositary receipts representing our common shares.

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

Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among others:

•	general economic, political and business conditions in Brazil and abroad, especially in China, which is the largest world steel producer and main consumer of our iron ore;
•	demand for and prices of steel, iron ore and cement products;
•	developments relating to and affecting global financial markets;
•	changes in competitive conditions and the general level of demand and supply for our products;
•	our liquidity position and leverage and our ability to obtain financing on satisfactory terms;
•	management’s expectations and estimates concerning our future financial performance, financing plans;
•	availability and price of raw materials and increased fuel prices;
•	changes in international trade or international trade regulations, including protectionist measures and changes in reciprocal tariffs imposed by the United States, Brazil and other countries;

•	our capital expenditure plans, including in order to address our physical risks and transition risks relating to climate change;
•	inflation, interest rate levels and fluctuations in foreign exchange rates;
•	our ability to develop and deliver our products on a timely basis;
•	lack of infrastructure in Brazil;
•	energy, natural gas and water shortages and government responses to these;
•	downgrades in Brazil’s credit ratings;
•	changes in laws and regulations affecting mining companies and steel and cement producers, including laws and regulations relating to climate change and other environmental matters;
•	increased operating costs, including labor costs, and increased tariffs, taxes or social contribution costs;
•	availability of adequate insurance coverage for our operations; and
•	the risk factors discussed under the caption “Item 3. Key Information—3D. Risk Factors.”

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 included elsewhere in this annual report have been presented in thousands of reais and prepared in accordance with IFRS Accounting Standards as issued by the IASB. See note 2.a. to our audited consolidated financial statements included elsewhere in this annual report.

We have translated some of the Brazilian real amounts contained in this annual report into U.S. dollars solely for the convenience of the reader at the rate of R$6.1923 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2024, as reported by the Central Bank of Brazil, or the Central Bank. As a result of fluctuations in the real/U.S. dollar exchange rate, the U.S. dollar selling rate as of December 31, 2024 may not be indicative of current or future exchange rates. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

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

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and macroeconomic conditions, may adversely affect us.

The Brazilian government from time to time intervenes in the Brazilian economy and makes changes in policies and regulations. The Brazilian government’s actions have involved, in the past, among other measures, changes in interest rates, tax policies, price controls, monetary policies, restrictions on selected imports, and foreign exchange policies. We have no control over and cannot foresee the measures and policies that may be adopted in the future. Our business, financial condition, and results of operations may be materially and adversely affected by changes in policies or regulations involving or affecting factors, such as:

•	fluctuations in exchange rates and interest rates;
•	exchange controls;
•	inflation;
•	price volatility of raw materials and our final products;
•	lack of infrastructure in Brazil;
•	energy and water supply shortages and rationing programs;
•	liquidity of capital, financial and credit markets;
•	regulatory policies for the mining, steel, cement, logistics and energy industries;
•	environmental policies and regulations;
•	U.S. tariffs on certain goods imported to the United States;
•	tax policies and regulations, including frequent changes that may result in uncertainties regarding future taxation; and
•	other political, diplomatic, social and macroeconomic developments within and outside Brazil that affect the country.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued by Brazilian companies, including our common shares and the ADSs that represent them.

Additionally, according to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, Brazil’s gross domestic product, or GDP, grew by 3.0%, 2.9% and 3.4% in 2022, 2023 and 2024, respectively. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, demand for our products, and we have been, and will continue to be, affected by changes in the Brazilian GDP.

Political instability may adversely affect us.

Brazilian markets have experienced heightened volatility due to uncertainties deriving from investigations relating to unlawful payments, as part of which numerous members of the Brazilian government, as well as senior officers of large state-owned and private companies have been convicted of political corruption of government officials accepting bribes by means of kickbacks on contracts granted by the government to infrastructure, oil and gas and construction companies.

These investigations have had an adverse impact on the image and reputation of the implicated companies, as well as on the general market perception of the Brazilian economy.

Uncertainty regarding political developments and the policies the Brazilian federal government may adopt or alter, as well as the government’s willingness to limit expenses, may have material adverse effects on the macroeconomic environment in Brazil, as well as on the operations and financial performance of businesses operating in Brazil, including ours. These uncertainties may heighten the volatility of the Brazilian securities market, including in relation to our shares and ADSs.

Exchange rate instability may adversely affect us and the market price of our common shares and the ADSs.

The Brazilian currency has, during the last decade, experienced frequent and substantial variations compared to the U.S. dollar and other foreign currencies. In 2022, the real depreciated against the U.S. dollar and the U.S. dollar selling rate was R$5.2177 per US$1.00 as of December 31, 2022. In 2023, the real appreciated against the U.S. dollar and the U.S. dollar selling rate was R$4.8413 per US$1.00 as of December 31, 2023. In 2024, the real depreciated against the U.S. dollar and the U.S. dollar selling rate was R$6.1923 per US$1.00 as of December 31, 2024, as reported by the Brazilian Central Bank.

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

In the event the real depreciates in relation to the U.S. dollar, the cost in reais of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke, will increase. On the other hand, if the real appreciates in relation to the U.S. dollar, it will cause real-denominated production costs to increase as a percentage of total production costs and cause our exports to be less competitive. As of December 31, 2024, we had a total U.S. dollar-denominated or U.S. dollar-linked indebtedness of R$37,846 million, which represented 65.7% of our total indebtedness as of such date.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to limit inflation have had significant negative effects on the Brazilian economy. Inflation as measured by the national broad consumer price index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, was 5.8%, 4.7% and 4.8% in 2022, 2023 and 2024, respectively, and 5.5%, 3.2% and 6.5%, respectively, as measured by the general market price index (Índice Geral de Preços do Mercado), or IGP-M.

The base interest rate for the Brazilian banking system is the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia) rate, or SELIC rate. The SELIC rate was repeatedly increased from 2.00% in August 2020 to 13.75% in August 2023. As of December 31, 2022, 2023 and 2024, the SELIC rate was 13.75%, 11.75% and 12.25%, respectively. As of the date of this annual report, the SELIC rate is 14.25%.

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

Developments and the perception of risk in other countries may adversely affect the trading price of Brazilian securities, including our common shares and the ADSs.

The market value of securities of Brazilian issuers is affected to varying degrees by economic and market conditions in other countries including developed countries such as the United States and certain European countries, as well as emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to foreign developments may have a material adverse effect on the market value of securities of Brazilian issuers. In addition, globalization of capital markets has increased countries’ vulnerability to adverse events, such as economic fluctuations and recessions in other parts of the world, which may negatively affect the availability of credit in Brazil and foreign investment in Brazil. Any financial crisis or significant developments, such as increase in interest rates and tariffs in other countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of our common shares and/or the ADSs and could also make it more difficult for us to gain access to the capital markets and finance our operations on acceptable terms, or at all.

Protectionist policies have been on the rise globally. In April 2025, President Donald J. Trump signed an executive order (regulating imports with a reciprocal tariff to rectify trade practices that contribute to large and persistent annual United States goods trade deficits), declaring a national emergency with respect to the threat from various foreign trade and economic policies and practices and imposing new tariffs on imports of all articles into the United States customs territory, subject to certain exceptions. The executive order directs the imposition of a new baseline 10% ad valorem rate of duty on imports from almost all U.S. trading partners, as well as jurisdiction-specific ad valorem rates of duty on 57 countries and territories. Brazil will be subject to the original 10% tariff baseline and some goods, such as steel products that are already subject to Section 232 tariffs, are currently not subject to the reciprocal tariff. The executive order follows several other tariff-related measures that were imposed by the United States government earlier this year, including with respect to imports from Canada, China and Mexico, and imports of steel, aluminum, automobiles and automobile parts.

The imposition of import tariffs by the United States government could disrupt global supply chains, increase production costs, and contribute to higher consumer prices worldwide. These measures may trigger retaliatory tariffs, further exacerbating trade uncertainties and inflationary pressures across multiple economies, including Brazil. Additionally, if China or any of our competitors are unable to access U.S. markets, they are expected to target other international markets. This shift could impact our domestic market, particularly if competitors focus on Brazil and our international clients, increasing competition. Such developments could significantly lower market prices, our margins and reduce demand for our steel products.

Further, crises in world financial markets, such as in 2020 and the banking crisis in early 2023, global economic challenges and geopolitical conflicts, such as conflicts between Russia and Ukraine and in the Middle East, have had and may continue to have an adverse effect on global capital markets and could affect investors’ views of securities issued by companies that operate in emerging markets.

We cannot predict how these developments will evolve and whether or to what extent they may affect Brazilian capital markets and, consequently, us.

Risks Relating to Us and the Industries in Which We Operate

We are exposed to substantial changes in the demand for steel and iron ore, which significantly affect the prices of our products and may adversely affect us.

The steel and mining industries are highly cyclical, both in Brazil and abroad. The demand for steel and mining products and, thus, the financial condition and results of operations of companies in these industries, including us, are generally affected by macroeconomic fluctuations in the world economy and the economies of steel-producing countries, including trends in the automotive, construction, home appliances and packaging industries, as well as other industries that rely on steel distributors. A worldwide recession, an extended period of below-trend growth in developed countries or a slowdown in the emerging markets that are large consumers of our products (such as the Brazilian domestic market for our steel products and the Chinese market for iron ore) could sharply reduce demand for our products.

According to the Brazilian Steel Institute (Instituto Aço Brasil), steel import volumes into Brazil increased by 18% compared to 2023, reaching a record high. This surge has had a direct impact on the domestic market. Additionally, if our competitors, including China, are unable to access U.S. markets due to the tariffs currently in place, it is expected that they will target other foreign markets, which could further impact our domestic market. If steel import levels continue to rise without appropriate safeguard measures to ensure fair competition, demand for domestically produced steel could decline, which could have a material adverse effect on our business and operations.

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

Our iron ore prices are based on a variety of pricing terms, which generally use market price indices as a basis for determining customer prices. Our prices for and revenues from iron ore are consequently volatile, which may adversely affect us. In 2024, average iron ore prices decreased 9.3% to US$103.4dmt from US$128.30dmt in the same period of 2023. In 2023, average iron ore prices increased 29.6% to US$128.30dmt from US$99.00/dmt in 2022, in each case according to the average Platts iron ore price index (62% Fe CFR China). A decrease in market prices for iron ore may require us to change the way we operate or, depending on the magnitude of price decreases, even to suspend certain of our projects and operations and impair certain assets, which could adversely affect us.

Adverse economic conditions in China and an increase in global iron ore production capacity could materially and adversely affect us.

China has been the main driver of global demand for minerals and metals over the past years, effectively driving global prices for iron ore and steel. In 2024, China accounted for 75.7% of the global seaborne iron ore trade and 78.7% of our iron ore export sales were to the Asian market, mainly China. China is also the largest steel producer in the world, accounting for approximately 53.4% of the global steel production in 2024.

China’s macroeconomic condition is a critical factor for our business. A slowdown could impact our operations, as the infrastructure and real estate sectors together account for approximately 50% of China’s steel production. Additionally, the imposition of import tariffs by the U.S. on China could limit their access to U.S. markets, leading to an oversupply of steel. This, coupled with the surplus of iron ore resulting from the ramp-up of new projects and the inability to sell to U.S. markets, may lead to shifts in global demand and, consequently, in the prices of iron ore and steel, potentially affecting our profitability.

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

We are subject to volatility in international commodities prices, which affects the prices of certain of our inputs, such as oil, and may therefore adversely affect our results of operations. Although oil prices surged in 2022 due to geopolitical developments, they declined in 2023, driven by uncertainties surrounding China’s post-pandemic economic recovery and increased oil production in the United States.

In 2024, the capsize shipping market experienced significant fluctuations. While Chinese steel supply showed positive developments, an expanded capsize fleet compared to 2023 initially kept freight rates low. However, in the second half of the year, a surge in iron ore shipments, particularly from Western Australia to China, along with higher volumes of other commodities such as coal and bauxite, pushed capesize rates to their highest levels since September 2022.

We may not be able to adjust our steel and mining production volume in a timely or cost-efficient manner in response to changes in demand.

Our steel business accounted for 66.1%, 50.0%, and 53.1% of our total net revenues in 2022, 2023, and 2024, respectively, while our mining business accounted for 28.2%, 37.7%, and 30.0% over the same period, respectively. Given the capital-intensive nature of these businesses, a large portion of our cost structure is fixed in the short term, making it challenging to scale production without impacting cost efficiency.

During periods of weak demand, operating with significant idle capacity can increase our per-unit costs. In addition, our ability to implement cost-reduction measures may be limited by labor regulations or existing agreements with employees or government entities.

Conversely, our capacity to rapidly scale up production is constrained. When demand rises sharply, we may not be able to increase production quickly enough to meet it, potentially requiring the purchase of iron ore or steel from third parties and reselling it, which would increase our costs and narrow our margins. Failure to satisfy excess customer demand could also result in the loss of customers. In addition, operating near full capacity may expose us to additional costs, such as demurrage fees due to capacity restrains in our logistics systems.

A decrease in the availability or an increase in the price of raw materials for steel production, particularly coal and coke, may adversely affect us.

In 2024, raw material costs accounted for 59.0% of our total steel production costs. Our main raw materials include iron ore, coal, coke, limestone, dolomite, manganese, zinc, tin and aluminum. We depend on third parties for some of our raw material requirements, including importing all of the coal required to produce coke. In addition, we require significant amounts of energy, in the form of natural gas and electrical energy, to power our plants and equipment.

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

The steel industry has historically suffered from structural over-capacity, which has worsened due to a substantial increase in production capacity in the developing world, particularly China and India, as well as other emerging markets. China is the largest global steel producer and, in addition, China and certain steel exporting countries have favorable conditions (excess steel capacity, undervalued currency or higher market prices for steel in non-domestic markets), which can have a significant impact on steel prices in other markets. If we are not able to remain competitive in relation to competitors in China or other steel-producing countries, we may be adversely affected.

Steel companies in Brazil face strong competition from imported products, mainly as a result of the global excess in steel production, reduction in demand for steel products in mature markets, exchange rate appreciation and tax incentives in some of the main exporting countries. Despite Brazilian import duties to protect domestic producers, the volume of steel products imported has increased significantly over the past years. According to the Brazil Steel Institute, the volumes of steel imports into Brazil in 2024 increased by 18% compared to 2023, reaching a record high. If the Brazilian government does not implement measures against subsidized steel imports and there is an increase in imports, we may be materially and adversely affected. Apart from direct steel imports, the Brazilian industry also faces competition from imported finished goods, which adversely affects the whole domestic steel supply and production chain.

Protectionist and other measures adopted by foreign governments could adversely affect our export sales.

In response to increased production and steel exports from many countries, anti-dumping and countervailing duty and safeguard measures have been imposed by foreign governments representing the main markets for our exports. In 2021, the European Commission initiated an anti-dumping investigation of electrolytic chromium coated steel (tin-free steel) products imported from Brazil and China. This investigation resulted in anti-dumping duties on the exports of tin-free steel from Brazil into the European Union. In 2022, the European Commission initiated its five-year “sunset review” of the anti-dumping duties on hot-rolled steel. As a result of this review, in 2022, an anti-dumping duty was imposed on the exports of tin-free steel from Brazil into the European Union.

In 2021, the European Commission extended safeguard measures on imports of hot-rolled, cold-rolled, and tin mill products and maintained quotas for the next three years.

The European Commission published on February 2024 a notice of initiation concerning the possible extension in time and review of the safeguard measures applicable to imports of certain steel products.

In March 2025, the European Commission announced an action plan addressed to the European Parliament, the European economic and social committee, and the committee of the regions. The announced measures will be implemented gradually and include adjustments to steel safeguard measures to respond to market conditions, and the proposal of a new trade instrument to replace the current safeguards beginning in July 2026.

EU regulation No. 2023/956, establishing the Carbon Border Adjustment Mechanism (CBAM) aimed at combating carbon leakage from cement, iron, steel and aluminum, has entered into force in October 2023. The regulation institutes a carbon tax on these products originated in other countries and destined for trade within the EU.

The policies to be adopted by Mr. Donald Trump as President of the United States, following his inauguration on January 20, 2025, particularly regarding trade and commercial barriers, remain uncertain. In the past, Mr. Trump has advocated for stricter trade restrictions and substantial tariff increases on certain goods imported into the United States. In February 2025, he signed new executive orders that raised tariffs on steel and aluminum imports to a flat 25%. This directly impacts suppliers in Brazil and other countries. Recently, Mr. Trump signed a presidential memorandum outlining a plan to impose reciprocal tariffs on foreign nations. Some goods, such as steel products that are already subject to Section 232 tariffs, are currently not be subject to the reciprocal tariff.

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

The amount and timing of these and other environmental and related expenditures may vary substantially from those currently anticipated, and we may encounter delays in obtaining environmental or other operating licenses, or not be able to obtain and/or renew them, which could subject us to civil, administrative or criminal liability and closure orders. Any of the above events, among others, may adversely affect us and our ability to obtain expected returns from our projects, and may render certain projects economically or otherwise unfeasible.

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

As of December 31, 2024, our total debt outstanding was R$56,915 million, comprising R$8,822 million of short-term debt and R$48,093 million of long-term debt. We had R$23,310.2 million in cash and cash equivalents and short-term financial investments with immediate liquidity as of December 31, 2024. Our planned investments across our business segments will require a significant amount of cash over the course of 2025 and the following years. See “Item 4. Information on the Company—4B. Business Overview—Investments and Divestitures.”

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

Our ability to refinance our indebtedness maturing in 2025 and 2026 is subject to market conditions and creditor approvals. In the event conditions are not favorable or approvals are not obtained, we will be required to make significant payments in the next 36 months under our financings, which would adversely affect our financial and cash position and may result in downgrades in our credit ratings.

We cannot assure you that our credit ratings will not be lowered, suspended or withdrawn by the rating agencies.

Our credit ratings are limited in scope, and do not address all material risks relating to an investment in our common shares or the ADSs, but rather reflect only the views of the rating agencies at the time the ratings are issued. These ratings may affect the cost and other terms upon which we are able to obtain funding and are subject to change due to factors specific to us, trends in the industries we operate in or trends in the credit and capital markets generally. As of the date of this annual report, our Fitch, Moody’s and S&P credit ratings are BB with a stable outlook, Ba3 with a stable outlook and BB- with a stable outlook, respectively.

Credit rating agencies regularly evaluate us, and their ratings are based on a number of factors, including our financial strength. We cannot assure you that credit rating agencies will not downgrade our credit ratings or that credit ratings will remain in effect for any given period of time or not be withdrawn entirely by the rating agencies, if in their judgment circumstances so warrant. Any lowering, suspension or withdrawal of our credit ratings may have an adverse effect on us and our ability to refinance our existing indebtedness.

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

We maintain several types of insurance policies as part of our risk management for each of our businesses and seek to follow industry practice regarding best coverage, which encompasses domestic and international (import and export) cargo transportation (road, rail, sea or air), life insurance, personal accidents, health, automobile, directors and officers, general liability, construction and erection risks), trade credit insurance, surety, named perils, ports and terminal liabilities.

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

Our steel production, mining, cement, logistics and energy facilities are subject to a broad range of laws, regulations and permit requirements in the countries where we operate relating to the protection of the environment, health and safety.

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

Our internal controls over financial reporting may not prevent or detect misstatements in a timely manner due to inherent limitations, including human error, circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including implementing new or improved required controls, we could fail to meet our financial reporting obligations, which could trigger a default under certain of our agreements. In this regard, and in connection with management’s evaluation of the effectiveness of our internal control over financial reporting, we concluded that, as of December 31, 2024, our internal control over financial reporting is effective.

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

In addition, reserves are gradually depleted in the ordinary course of our exploration activities. As mining progresses, distances to the primary crusher and to waste deposits become longer and pits become steeper. Also, for some types of reserves, mineralization grade decreases and hardness increases at increased depths. As a result, over time we may experience rising unit extraction costs with respect to each mine, or we may need to make additional investments, including adaptation or construction of processing plants and expansion of our dry tailings processes. Our exploration programs may also fail to result in the expansion or replacement of reserves depleted by current production. If we do not enhance existing reserves or develop new operations, we may not be able to sustain our current level of production beyond the remaining lives of our existing mines. See “Item 4. Information on the Company—4B. Business Overview—Our Mining Segment” and “Item 4. Information on the Company—4B. Business Overview—Our Cement Segment.”

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

CSN Mineração has planned investments for the expansion of its iron ore processing capacity from 42.7 million tons per year in 2024 to up to 65 million tons per year by 2028. These numbers represent expected production capacity of CSN Mineração’s facilities following the implementation in full of its current business plan – not its production volume. We can provide no assurances that CSN Mineração’s production volume will effectively reach 65 million tons per year by 2028.

If CSN Mineração is unable to transform its iron ore processing capacity into effective iron ore production, it may not obtain the expected return on investments made, which may adversely affect us.

Natural and other disasters, or extreme weather conditions, could disrupt our operations.

Our mining, logistics and energy operations are exposed to natural and other disasters, or extreme weather conditions, including as a result of climate change developments such as heavy rainfall or flooding, and these could reduce the available supply of our raw materials and increase our raw materials costs, as well as delay and otherwise disrupt our operations, including relating to logistics. We cannot foresee extraordinary climate conditions, including as a result of climate change developments (the physical risks of climate change to which we are subject), or all regulatory changes in response to climate change (the transition risks of climate change to which we are subject), as well as their full potential impact on our operations.

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

We may not be able to consummate proposed acquisitions, integrate acquired businesses successfully or consummate expected divestures.

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

We may incur asset impairment charges related to acquisitions, which may reduce our profitability. Our acquisition activities may also present financial, managerial and operational risks, including diversion of management attention from existing core businesses, difficulties integrating or separating personnel, financial and other systems, failure to achieve the operational benefits that were anticipated at the time of the transaction, adverse effects on existing business relationships with suppliers and customers, inaccurate estimates of fair value made in the accounting for acquisitions and/or amortization of acquired intangible assets which would reduce future reported earnings, potential loss of customers or key employees of acquired businesses and indemnities and potential disputes with buyers or sellers. Moreover, proposed acquisitions may also be subject to review from the antitrust authorities in the countries involved in the transaction, which may approve the transaction, do so subject to restrictions, including the divestment of assets, or reject it. Any of these developments or adverse regulatory decisions could adversely affect us.

Finally, we may not be able to execute divestitures within the expected timeframe or at the anticipated price. Delays or unfavorable market conditions could prevent us from achieving the desired financial outcomes, potentially impacting our liquidity, strategic objectives, and overall financial performance, which could have an adverse effect on our ability to fund key investments or achieve our financial targets.

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States and other developed countries, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States and other developed countries. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States and other developed countries. The ten largest companies in terms of market capitalization represented 38% of the aggregate market capitalization of the B3 as of December 31, 2024. Although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at the price and time you wish may be substantially limited.

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

The trading price of the ADSs decreased in 2024 and, as of December 31, 2024, presented a variation of 10.4%, as compared to their trading price as of December 31, 2023.

Item 4. Information on the Company

4A. History and Development of the Company

Companhia Siderúrgica Nacional (sociedade por ações) is one of Brazil’s largest and most diversified industrial groups, with integrated operations across the steel, mining, cement, logistics, and energy segments. We were established in 1941, as a state-owned enterprise, and began production in 1946 with the inauguration of the Presidente Vargas Steelworks, located in the city of Volta Redonda, in the state of Rio de Janeiro. This facility was Brazil’s first integrated flat steel mill.

We were privatized through a series of auctions held in 1993 and early 1994, through which the Brazilian government sold its 91% ownership interest. After the privatization, we strategically shifted from a state-run steelmaker to a diversified industrial conglomerate. Over the past three decades, we have implemented a long-term strategy focused on vertical integration, operational efficiency, and diversification, supported by a series of strategic investments, capacity expansions, and acquisitions.

In 2005, we acquired Estanho de Rondônia S.A., or ERSA, located in the city of Ariquemes, in the state of Rondônia, which mines and casts tin. The tin is used in the manufacture of tinplate, a coating with high added value and used in packaging. As of the date of this annual report, we are the only manufacturer of this product in Brazil and one of the five largest in the world.

In 2006, we acquired Lusosider Aços Planos S.A. or Lusosider, the only Portuguese company in the steel sector to produce cold-rolled flat steel, with an anti-corrosion coating. Lusosider has an installed capacity of approximately 550,000 thousand tons per year to produce four large groups of steel products: galvanized sheet, cold-rolled sheet, pickled sheet, and oil-coated sheet. The products manufactured by Lusosider may be used in the packaging industry, civil construction (tubes and metallic structures) and in components for home appliances.

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

In addition, we installed a plant for production of long steel products at Volta Redonda, which began operations in December 2013. The plant consists of an electric arc steelmaking furnace, continuous casting for billets and a hot rolling mill for round section long products. This plant provides the domestic Brazilian market with rebar for civil construction and wire rod for industrial and civil construction.

In 2015, we inaugurated two new grinding mills, and in 2016, we concluded a new 6,500 tons per day kiln line in Arcos, state of Minas Gerais, reaching an aggregate annual capacity of 4.7 million tons in our cement plants. In the same year, we installed two vertical crushers in Arcos, state of Minas Gerais, starting the production of cement and clinker, reaching full independence for clinker in the production of cement.

In early 2021, CSN Mineração completed its initial public offering, and its shares are now traded on the B3.

In 2021, we reached historically high net revenue, mainly due to favorable commodity prices. In 2021 and 2022, we took advantage of the following acquisition opportunities: (i) in our cement segment, Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda., which operate in the Northeast region of Brazil, and LafargeHolcim (Brasil) S.A., as a result of which we are, as of the date of this annual report, the second largest cement producer in Brazil, with a total installed capacity of 17 million tons per year; (ii) in our steel segment, Metalgráfica Iguaçu S.A., or Metalgráfica, which operates in Ponta Grossa, in the state of Paraná, and Goiânia, in the state of Goiás, and produces steel cans for the national and international market of metal food packaging, as a strategic step to expand the production capacity of our packaging division; and (iii) in our energy segment, Santa Ana Energética S.A., Topázio Energética S.A. and Companhia Energética Chapecó, or CEC, each of which holds concessions for hydroelectric power plants, and Companhia Estadual de Geração de Energia Elétrica, or CEEE-G, which holds concessions for hydroelectric power plants and greenfield wind power plant projects. These acquisitions collectively provide us with enhanced energy independence in our operations.

In 2023, after completing and integrating our energy acquisitions, we achieved self-sufficiency in energy and managed to capture the benefits of self-production, with a significant reduction in the cost of energy in all our segments by allowing exemption from payment of part of the sectoral charges and taxes incidents.

In 2024, we entered a new phase of strategic development. In January, we completed the acquisition of the 29.9% of Panatlântica S.A. for R$150 million. In November, we sold a 10.74% equity stake in CSN Mineração to Itochu Corporation, a long-term strategic partner, for R$4.42 billion (approximately US$769 million). Proceeds from this transaction are being directed toward lowering our financial risk and priority growth projects. Also in 2024, we acquired 70% of Estrela, the holding company of Grupo Tora, a leader in intermodal transport and distribution, for R$742.5 million. This acquisition significantly bolstered our logistics capabilities in road and rail freight, aligning with our vertical integration strategy and improving scale, reliability, and service coverage.

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

Our production process is based on the integrated steelworks concept. Our annual crude steel capacity and rolled product capacity at Presidente Vargas Steelworks as of the date of this annual report is, in each case, 5.4 million tons.

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

We own and operate a plant in Volta Redonda for the production of long steel products. The plant consists of an electric arc steelmaking furnace, continuous casting for billets and a hot rolling mill for round section long products – wire rod and rebar.

Mining

We own a number of high quality iron ore mines, strategically located within Brazil’s “Iron Ore Quadrangle” (Quadrilátero Ferrífero) in the state of Minas Gerais, including the Casa de Pedra and Engenho mines, located in the city of Congonhas, pertaining to our subsidiary CSN Mineração, and the Fernandinho mines, located in the city of Itabirito, as well as the Cayman and Pedras Pretas mining rights, located in the city of Rio Acima and the city of Congonhas, respectively, pertaining to our wholly owned subsidiary Minérios Nacional S.A., or Minérios Nacional.

Our mining assets also include the solid bulks cargo terminal TECAR, in the state of Rio de Janeiro, which pertains to CSN Mineração, and ERSA, located in the city of Ariquemes, in the state of Rondônia, which mines and casts tin.

We sold 33.3 million tons, 42.7 million tons, and 42.5 million tons of iron ore in 2022, 2023, and 2024, respectively, of which 29.2 million tons, 39.1 million tons, and 38.5 million tons were sold to third parties in those same years.

Cement

We entered the cement market in 2009 to take advantage of the synergy potential with our steelmaking business. Our cement operations use as inputs slag generated by our blast furnaces at Volta Redonda and limestone from our limestone reserves in our Bocaina mines, which is used to produce clinker. Slag and clinker are the main inputs in cement production.

In 2015, we inaugurated two grinding mills, and in 2016, we concluded the construction of a new kiln line with a capacity of 6,500 tons per day, reaching an aggregate capacity of 4.7 million tons per year of cement production including our Volta Redonda and Arcos plants.

In August 2021, our cement subsidiary, CSN Cimentos, acquired Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda., which operate in the Northeast region of Brazil. This acquisition increased our annual cement production capacity by 1.3 million tons, from 4.7 million tons to 6.0 million tons.

In September 2022, our cement subsidiary, CSN Cimentos, acquired LafargeHolcim (Brasil) S.A., and began operating in the concreate and aggregates markets in the Southeast region of Brazil. This acquisition added 11 million tons of cement per year to our production capacity, bringing our total production capacity to 17.0 million tons of cement per year, by means of plants strategically located in the Southeast, Northeast and Midwest regions of Brazil, as well as substantial high-quality limestone reserves. Following this acquisition, CSN Cimentos is the second largest cement producer in Brazil as of the date of this annual report.

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

Energy

Our main source of electrical energy in the steel business is our thermoelectric co-generation power plant at the Presidente Vargas Steelworks, which is fueled by gas from the steel production process, with 267 MW of installed capacity. In addition, as of the date of this annual report, we hold a 29.50% equity interest in the Itá hydroelectric facility in the state of Santa Catarina, through a 48.75% equity interest in Itá Energética S.A., or ITASA and a 17.92% equity interest in the Igarapava hydroelectric facility. Through these equity interests, we have secured an average of 185 MWavg in annual power supply for our operations under power purchase agreements at a fixed price per megawatt average, or MWavg, per hour, adjusted annually for inflation according to ITASA’s board decision and 22.9 MWavg at a cost price of the annual generation of Igarapava’s hydroelectric power plant.

Since 2022, we operate SHG Santa Ana, SHG Sacre II and HPP Quebra Queixo (Santa Ana Energética S.A., Brasil Central Energia LTDA., and CEC - Companhia Energética Chapecó, respectively), which hold concessions for hydroelectric power plants, and CEEE-G, which holds concessions for hydroelectric power plants and greenfield wind power plant projects. As of the date of this annual report, we are self-sufficient in energy production, and we sell the excess energy we generate in the market on a spot basis.

Recent Developments

Stoppages for Maintenance of Blast Furnace 2

In January 2025, we started the scheduled maintenance of Blast Furnace 2 located at the Presidente Vargas Steelworks. The schedule maintenance aims to modernize and extend the useful life of the asset.

Acquisition in Logistics

In April 2025, we acquired 70% of the share capital of Estrela Comércio e Participações S.A., or Estrela, for the total price of R$742 million. Estrela is the Holding Company of the Tora Transportes group, one of the largest logistics operators in Brazil, with expertise in the area of road-rail integration and terminal operations for over 50 years, focused on the movement of large tonnages. This acquisition aims to promote strong growth in intermodal operations by strengthening our performance in the logistics segment.

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

4B. Business Overview

Competitive Strengths

We believe that we have the following competitive strengths:

Integrated business model. We are a highly integrated steelmaker, and we believe this integration supports resilient and profitable operations. Our integrated business model comprises our captive sources of raw materials, principally iron ore, and our infrastructure, including railways and deep-water port facilities. In terms of raw materials, we own a number of high-quality iron ore mines, strategically located within Brazil’s “Iron Ore Quadrangle,” which distinguishes us from our main competitors in Brazil who are required to purchase all or a portion of their iron ore from mining companies.

Strong presence in domestic market and strategic international exposure for steel products. We have a strong presence in the Brazilian market for steel products, with a market share in 2024 of approximately 26% of the domestic flat steel market. In addition, through our international subsidiaries, we sell our flat steel products in the United States and in Europe, which aggregate sales accounted for approximately 14.45% of our total flat steel sales in 2024. Our subsidiary SWT is a long steel producer in Germany with annual production capacity of approximately 1.1 million tons of steel profiles, strengthening our steel products mix and geographical diversification. In 2024, SWT accounted for 68.2% of our total long steel sales, representing 651,953 tons.

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

We have high-quality iron ore reserves in Casa de Pedra, Engenho, Fernandinho and other mines, all located in the state of Minas Gerais. We sold 33.3 million tons, 42.7 million tons, and 42.5 million tons of iron ore in 2022, 2023, and 2024, respectively, of which 29.2 million tons, 39.1 million tons, and 38.5 million tons were sold to third parties in those same years. Our mining business also includes TECAR, a solid bulks terminal at Itaguaí Port in the state of Rio de Janeiro, with a capacity to handle (i) shipments of 45 million tons per year of iron ore and (ii) landings of 4.0 million tons per year.

Second largest player in Brazilian cement market. Following our strategic acquisitions in the Brazilian cement market in 2021 and 2022, as part of which we now own Elizabeth Cimentos S.A. and LafargeHolcim (Brasil) S.A., we are the second largest player in the Brazilian cement market with an installed capacity of 17.0 million tons, seven integrated plants, six grinding and mixing plants and 23 distribution centers throughout Brazil, in each case as of December 31, 2024. Our cement segment further diversifies our business model and permits us to use by-products of our other operations as inputs in our cement production.

We have state-of-the-art equipment at our cement production units, which contribute to our high operational efficiency in terms of consumption of resources and environmental impact. Moreover, we have an integrated base of assets, which increase our competitiveness.

Energy generation. We are self-sufficient in energy production, and we sell excess energy we generate in the energy market on a spot basis. We generate power through our hydroelectric facilities, as well as our thermoelectric plant located inside Presidente Vargas Steelworks, which allow us to benefit from reduced energy tariffs.

Since 2022, we operate Santa Ana Energética S.A., Brasil Central Energia Ltda. and CEC, which hold concessions for hydroelectric power plants, and CEEE-G, which holds concessions for hydroelectric power plants and greenfield wind power plant projects.

Thoroughly developed transport infrastructure. We have a thoroughly developed transport infrastructure, connecting our iron ore mines to our steel mills and to the port terminals we operate. Our Presidente Vargas Steelworks facility is located next to railway and port systems, which facilitates its supply of raw materials, product shipments and access to our main customers. Our steelworks are close to the main steel consumer centers in Brazil, with easy access to port facilities and railways. The concession for the main railway we use and operate is owned by MRS, in which we hold, directly and indirectly, as of December 31, 2024, a total of 37.49% ownership interest. The railway connects our Casa de Pedra mine to the Presidente Vargas Steelworks and to our terminals at Itaguaí Port, which handle our iron ore exports and most of our steel exports, as well as our imports of coal and metallurgical coke.

Low-cost structure. As a result of our fully integrated business model, our thoroughly developed transportation infrastructure and our energy generation, we have been consistently generating high margins compared to peer companies in the steel, mining and cement segments. Other factors that lead to our low-cost structure include the strategic location of our steelworks facility along with our low-cost, skilled workforce.

Our Strategies

Our goal is to make the most of our high-quality product portfolio, low-cost production and diverse consumer market to preserve our position as one of the world’s lowest-cost steel producers and as a global player in the mining of iron ore, increase our cement segment’s market share and optimize our infrastructure assets, including ports, railways and power generating plants, which support our high integration and low-cost structure. Additionally, as part of our strategy, we evaluate opportunities for investments and divestitures. To achieve these goals, we have developed specific strategies for each of our business segments, as described below. For more information, see “Item 4. Information on the Company—4B. Business Overview—Investments and Divestitures.”

Steel

The strategy for our steel business comprises:

•	Focus on the domestic market, by increasing market share in the flat steel segment and long steel market;
•	Emphasis on high-margin coated steel products, such as galvanized, Galvalume®, pre-painted and tin plate;
•	Investments in technology startups and other disruptive companies through our subsidiary CSN Inova Ventures, in order to foster innovation and efficiency;
•	Geographical diversification through our flat and long steel facilities abroad and our focus on diversifying our exports through, among others, coated steels;
•	Constant pursuit of operational excellence by developing and implementing cost reduction projects, including energy efficiency, and process review programs, including internal logistics optimization, project development and implementation discipline;
•	Exploring marketing and commercial synergies through our flat steel distribution network and product portfolio to further accelerate our entrance into the domestic long steel market;
•	Increased customized services and distribution abilities through our expanding distribution network; and
•	Investments to decarbonize our operations through the implementation of projects that aim to improve our operational efficiency and to develop new technologies.

Mining

In order to strengthen our position in the iron ore market, we plan to invest in our mining assets, including through CSN Mineração, to generate low operational costs and long-term growth opportunities.

In the coming years, we expect to reach an annual shipment level of over 60 million tons per year of iron ore products, including third-party products, by increasing mine capacities, including at the Casa de Pedra mine, and developing export services for third-party producers. In the short-term, our focus is to adapt our products to market demands with optimal margins without affecting the balance of supply and demand in the transoceanic market. To sustain this growth, we plan to increase TECAR’s capacity from 45 million tons per year in 2024 to 60 million tons per year in 2028. For more information on risks relating to iron ore price volatility, see “Item 3. Key Information––3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—We are exposed to substantial changes in the demand for steel and iron ore, which significantly affect the prices of our products and may adversely affect us.”

This expansion will be funded by CSN Mineração’s financings. For more information on CSN Mineração’s financings, see “Item 5. Operating and Financial Review and Prospects—5B. Liquidity and Capital Resources—Sources of Funds and Working Capital—Debt Maturity Profile” and future issuances of debentures or other debt instruments.

To maximize the profitability of our product portfolio, we are focused on meeting our customers’ demands which can vary between low to high end material. We also focus on increasing our output of high-quality pellet feed with Itabirito deposits and investing with strategic partners and customers in providing pellet feed to pellet producers.

Cement

We have invested heavily in our cement business and completed two important acquisitions in the last few years: Elizabeth Cimentos S.A., together with Elizabeth Mineração Ltda., in 2021 and LafargeHolcim (Brasil) S.A. in 2022. These acquisitions allowed us to become the second largest player in the Brazilian cement market with an installed capacity of 17.0 million tons, seven integrated plants, six grinding and mixing plants and 23 distribution centers throughout Brazil, in each case as of December 31, 2024.

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

In 2024, we acquired 70% of Estrela, the holding company of Grupo Tora, a leader in intermodal transport and distribution, for R$742.5 million. This acquisition significantly bolstered our logistics capabilities in road and rail freight, aligning with our vertical integration strategy and improving scale, reliability, and service coverage.

In addition to our bulk terminal TECAR, our TECON container terminal has a capacity of 660,000 TEUs per year.

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

Our portfolio is composed of a thermal power plant in our steel complex, and several hydro power plants mostly concentrated in the southern region of Brazil, taking advantage of the great hydrological resources and transmission infrastructure, added to the synergy between our operations, engineering and the location in which we consume energy. The operations in our energy segment provide us with autonomy according to our energy needs, giving the industrial segment competitive prices due to energy production, cost predictability, and significant reduction of chargers and fees for our energy consumption. Since 2023, the electrical energy used for our industrial consumption is renewable.

Until June 2024, Presidente Vargas Steelworks procured natural gas through the local distribution company Naturgy (formerly Companhia Estadual de Gás do Rio de Janeiro S.A.), which sourced it from Petrobras. Subsequently, the plant transitioned to the Natural Gas Free Market, and began contracting the natural gas molecule, its transportation, and its distribution separately. This market structure provided CSN with a competitive edge among steel companies, given that we significantly reduced the cost of fuel by negotiating the acquisition price of gas molecule openly.

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

Acquisition of Panatlântica S.A.

In October 2023, we executed a share purchase agreement with Panatlântica S.A., under which we agreed to acquire shares representing 18.61% of the company, for a total purchase price of R$150 million. As a result, our stake in Panatlântica S.A. increased to 29.91%. The acquisition was completed in January 2024.

Termination of Acquisition Opportunity in Cement Segment

In November 2023, we hired a financial adviser to evaluate the assets of InterCement Participações S.A., or InterCement, with the goal of assessing opportunities to enhance our participation in the cement segment. In February 2024, we made an offer to acquire the assets of InterCement as part of a competitive process. However, on December 4, 2024, we announced that, due to InterCement’s request for judicial reorganization, our exclusivity period for the potential acquisition of shares representing 100% of InterCement's share capital was automatically terminated. As a result, we decided to no longer engage in this process. We will continue to explore opportunities in the cement segment.

Sale of Stake in CSN Mineração

In November 2024, we entered into a share purchase agreement for the sale of 589,304,801 common shares issued by CSN Mineração to Itochu Corporation. The sale represented 11% of our stake in CSN Mineração. The price per share was R$7.50 paid in cash, totaling R$4,420 million.

Acquisition of Grupo Tora

In December 2024, we signed a share purchase agreement with Grupo Tora under which we agreed to purchase shares representing 70% of the capital stock of Estrela, for a total purchase price of R$742.5 million. In April 2025, we completed the acquisition of such shares.

Joint Ventures, Strategic Alliances and Consortia

We currently operate parts of our business through joint ventures, strategic alliances and consortia with other companies. We have, among others: (i) a strategic alliance with an Asian consortium at our controlled investee CSN Mineração to mine iron ore; (ii) a concession jointly held with other Brazilian steel and mining companies at MRS to explore railway transportation in the Southeastern region of Brazil; (iii) a concession jointly held with certain Brazilian governmental entities at TLSA to explore railway transportation in the Northeastern region of Brazil; (iv) a joint venture with Engie Brasil Energia S.A., or Engie Brasil, and Companhia de Cimento Itambé, or Itambé, at ITASA, to produce electrical energy; (v) an energy consortium with Aliança, L.D.R.S.P.E. Geracão de Energia e Participações Ltda. and AngloGold to produce electrical energy through the hydroelectric power plant of Igarapava; (vi) a consortium with CSN Cimentos Brasil S.A. for self-production of electrical energy, called Consórcio Itaúba; and (vii) a consortium with Elizabeth Cimentos S.A., CSN Mineração and Minérios Nacional S.A. for operation and maintenance of the Passo Real Hydroelectric Plant and self-production of electrical energy.

Description of our Operating Segments

Our Steel Segment

We produce carbon steel, which is the world’s most widely produced type of steel, representing the vast bulk of global consumption. From carbon steel, we sell a variety of products, both domestically and abroad, to manufacturers in several industries. For more information on our steel segment, see “—4A. History and Development of the Company—General—Steel.”

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

Tin Mill Products

Tin mill products consist of flat-rolled low-carbon steel coils or sheets with, as defined by Brazilian standards, a maximum thickness of 0.45 millimeters, coated or uncoated. We apply coatings of tin or chromium by electrolytic process. Coating costs place tin mill products among our highest priced products because the added value from the coating process permits us to price our tin mill products at a higher margin. There are four types of tin mill products, all produced by us in coil and sheet forms:

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

Long Steel

We entered the long steel market in 2012, with the acquisition of SWT, in Unterwellenborn, Germany. Additionally, in 2013, our Volta Redonda plant started to produce long steel products, which comprise products for civil construction and high-quality drawing and cold heading applications. For more information on our long steel production process, see “—Production Output.”

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

Production Facilities

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

The annual production capacity of steel at the Presidente Vargas Steelworks as of December 31, 2024 was 5.4 million tons.

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

CSN Porto Real

Our CSN Porto Real branch produces and supplies plain regular galvanized, Galvanew and tailored blanks, mainly for the automotive industry. The plant has an annual capacity of 350,000 tons of galvanized products, including Galvanew products, and 354,000 tons of tailored blanks, sheets and narrow strips, which can use cold-rolled or galvanized steel as a substrate.

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

Prada Distribuição, the distribution arm of Companhia Metalúrgica Prada, is one of the leaders in the Brazilian distribution market for steel products with 600,000 tons per year of installed processing capacity. Prada Distribuição has two steel service centers and three distribution centers strategically located in the southeastern region of Brazil. The service centers are located in the city of Mogi das Cruzes, in the state of São Paulo, and in the city of Valença, in the state of Rio de Janeiro. Its product mix also includes sheets, slit coils, sections, tubes and roofing in standard or customized format, according to customers’ specifications. Prada Distribuição processes the entire range of products produced by us and services 4,000 customers annually from the civil construction, automotive and home appliances sectors, among others.

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

CSN Distribuição

CSN Distribuição has one service center, located in the city of Camaçari, in the state of Bahia, to support sales in the northeastern and northern regions of Brazil. It also has a distribution center in the city of Canoas, in the state of Rio Grande do Sul, to support sales in the southern region of Brazil.

SWT Long Steel Mill

In February 2012, we acquired SWT in Germany, which marked our entry into the long steel market. SWT specializes in the production of profiles, including IPE (European I Beams) and HE (European Wide Flange Beams) sections, channels and UPE (Channels with Parallel Flanges) sections and steel sleepers. In total, SWT produces more than 200 types of sections according to different German and international standards. SWT possesses a 28 km internal railway system, as well as the logistics infrastructure to ensure supply of scrap and delivery of finished products. The main markets served by SWT include non-residential construction, equipment industries and engineering and transport, in Germany and in neighboring countries, including Poland and the Czech Republic. The following table sets forth SWT’s production capacity as of December 31, 2024:

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

Flat Steel

The following table sets forth the aggregate annual production of crude steel in Brazil and by us, and the percentage of Brazilian production attributable to us for the periods indicated:

	Brazil	CSN	CSN as % of Brazil
2022	33.9	3.6	11.2%
2023	31.9	2.9	9.1%
2024	33.7	3.1	9.2%

_____________

Source: Brazilian Steel Institute (Instituto Aço Brasil).

The following table sets forth our selected operating statistics for the periods indicated:

	2022	2023	2024
	(in millions of tons)
Production of:
Molten steel	3.7	3.0	3.2
Crude steel	3.6	2.9	3.1
Hot-rolled coils and sheets	3.6	3.3	3.6
Cold-rolled coils and sheets	2.2	2.0	2.1
Galvanized products	1.4	1.3	1.4
Tin mill products	0.4	0.3	0.3

Long Steel

The following table sets forth the production output of our Volta Redonda long steel mill:

	2022	2023	2024
	(in thousands of tons)
Billets (crude steel)	208	207	211
Long steel (finished products)	217	210	239

The following table sets forth SWT’s production for the indicated years:

	2022	2023	2024
Production of:
Beam blank (crude steel)	758	764	764
Long steel (finished products)	712	720	827

Raw Materials and Suppliers

Flat Steel

The main raw materials we use in our integrated steel mill include iron ore, coal (from which we make coke), coke, limestone, dolomite, aluminum, tin and zinc. In addition, our production operations consume water, natural gas, energy, diesel oil, and ancillary materials.

Iron Ore

We are able to obtain the majority of our iron ore requirements from our Casa de Pedra and Engenho mines located in the state of Minas Gerais. The only iron ore product that we buy from third parties is pellet. For more information, see “—Our Mining Segment.”

Coal

In 2024, our metallurgical coal consumption totaled 1.1 million tons. Metallurgical coal includes coking coal and pulverized coal injection coal, or PCI coal, which is a lower grade coal injected into blast furnaces, in a pulverized form, to reduce coke consumption. The PCI system reduces our need for imported coke, thereby reducing production costs. Our total PCI coal consumption in 2024 totaled 0.461 million tons, all imported from Russia. In 2024, the sources of the hard coking coal consumed in our plants were 79.9% from USA, 18.4% from Australia, and 1.7% from Colombia.

Coke

In 2024, in addition to approximately 0.498 million tons of coke we produced, we also consumed 1.117 million tons of coke purchased from third parties in China, Japan, Indonesia and Colombia, which represented an increase of 1.85% compared to our consumption in 2023.

Limestone and Dolomite

Our Bocaina Mine in the city of Arcos, in the state of Minas Gerais, has been supplying, since the early 1970s, limestone (calcium carbonate) and dolomite (dolomitic limestone) to our Presidente Vargas Steelworks in Volta Redonda. These products are used in the process of sintering and calcination. Limestone is used in the production of various products, including clinker and cement.

The annual production of limestone and dolomite in 2024 from the Bocaina Mine for our steelworks was approximately 1.4 million tons.

The main products obtained from limestone and dolomite that are transferred to our steelworks in Volta Redonda are:

•	Limestone and dolomite calcination: with a granulometry between 32 and 76 mm, they are used in the lime plant in Volta Redonda to produce calcitic and dolomitic lime, for further use in the steelmaking process and sintering. At the steelworks, lime is used for chemical controlling of liquid slag in order to preserve the refractory of the converters and assist in the stabilization of the chemical reactions that occur during the steel manufacturing process. During sintering, the purpose of lime is to increase the performance of this process and the final quality of the sinter that is produced.
•	Limestone and dolomite fines for sintering: used in the production of “sinter” in our steelworks. The sintering process mixes and heats together with fine ores, solid fuel and flux, producing a highly reactive granulated burden. The sinter is used in blast furnaces as the main source of iron for the production of pig iron.

The Bocaina Mine is also responsible for supplying limestone for cement and agricultural limestone manufacturing in Arcos.

Aluminum, Zinc and Tin

Aluminum is mostly used for steelmaking. Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate. We typically purchase aluminum and tin from third-party domestic suppliers and zinc from third-party domestic and international suppliers. We purchase part of our tin from our subsidiary ERSA. We maintain approximately 32-, 22- and 55-days’ inventory of tin, aluminum and zinc, respectively, at the Presidente Vargas Steelworks.

Ancillary Materials

In our production of steel, we consume, on an annual basis, significant amounts of spare parts, refractory bricks and lubricants, which we generally purchase from domestic suppliers.

We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas Steelworks. These gases are supplied by a third-party under a long-term contract from gas production facilities located at the Presidente Vargas Steelworks site.

In 2024, we used 456,067 tons of oxygen at the Presidente Vargas Steelworks site.

Water

We require large quantities of water in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool, carry waste, help produce and distribute heat and power and dilute liquids. Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda. Over 94.2% of the water used in the steelmaking process is recirculated and the balance, after careful processing, is returned to the Paraíba do Sul River. Since March 2003, the Brazilian government has imposed an annual tax for our use of water from the Paraiba do Sul river, based on an annual fee, which in 2024 was of approximately R$3.5 million.

Natural Gas

The market for natural gas is strongly correlated with the energy market and we consume both natural gas and electrical energy, mainly in our hot strip mill. Following the transition of Presidente Vargas Steelworks into the free gas market, we have maintained a diverse portfolio of gas suppliers. We entered into a master sales agreement with each supplier, which outlines the general characteristics of our operations, including gas scheduling, supply metrics, and legal implications. The master sales agreement expedites transactions between parties, as only commercial characteristics remain to be agreed upon. In 2024, the Presidente Vargas Steelworks consumed 470.6 million cubic meters of natural gas.

Diesel Oil

We maintain agreements with Vibra Energia S.A., or Vibra, to receive diesel oil to supply our equipment in our mining plants in the state of Minas Gerais, which provide the iron ore, dolomite and limestone used in our steel plant in Volta Redonda.

In 2024, our diesel oil consumption was 85,666 kiloliters, which was used to produce 32.01 million tons of iron ore, for which we paid R$327.8 million. For more information, see “Item 3. Key Information––3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—We are exposed to substantial changes in commodities prices, including oil prices, which significantly affect the prices of our inputs and the prices of our products, and may adversely affect us.”

Long Steel – SWT

The main raw material we use in our long steel production is scrap. In addition, we require electrical energy, natural and technical gases and ancillary materials like ferroalloys, lime, dolomite and foaming coal.

Scrap

Our scrap consumption in 2024 was 0.92 million tons, as compared to 0.85 million tons in 2023. Scrap accounted for approximately 63% and 60% of our production costs in 2024 and 2023, respectively. The scrap price has increased 1.3% compared to 2023, and the production costs have decreased by 3.3%. We are able to obtain approximately 70% of our scrap needs from within a 250 km vicinity of our production facilities.

Ferroalloys, Lime and Foaming Coal

Because we do not own any sources of ferroalloys, lime or foaming coal, we must buy these raw materials from third-party traders, most of which are located in Europe and source these raw materials from producers around the world.

Rolls

We consume different types of rolls in our long steel rolling mill, usually cast rolls that come from Germany, Italy, Slovenia and China.

Graphite Electrodes

In the smelting shop, which is an electric arc furnace, we use graphite electrodes with a diameter of 750mm. In the ladle furnace, we use electrodes with a diameter of 400mm. We source these electrodes from Europe, Japan and China.

Other Raw Materials

Our production of long steel also requires the use of electrodes, rolls, refractory materials and materials for packaging and spare parts, which are mostly purchased from domestic suppliers.

Water

Large amounts of water are required in the long steel production process. Our source of water is the Saale River, located five km from the plant in Germany. We use our own water station to pump water via pipelines to the plant.

Electrical Energy and Natural Gas

The production of long steel also requires significant amounts of electrical energy and natural gas, for which we have supply contracts. Under normal conditions, we consume approximately 444 GWh of electrical energy and 407 GWh of natural gas annually.

In 2024, SWT’s electricity supply prices were slightly lower than in 2023, although prices remained significantly higher than pre-energy crisis levels, which began with the conflict between Russia and Ukraine. Notwithstanding these conditions, STW concluded the year 2024 with a natural gas price marginally below the budgeted figure and an electricity price approximately 20% lower than the budget amount.

Suppliers

Flat Steel

We acquire our inputs in Brazil and abroad. Aluminum, zinc, tin, spare parts, refractory bricks, lubricants, oxygen, nitrogen, hydrogen and argon are the main inputs we acquire in Brazil. Coal and coke are the only inputs we acquire abroad.

In 2022, 2023 and 2024, we consumed 190,256 tons, 387,722 tons and 651,964 tons, respectively, of third-party slabs.

Following are our main raw materials suppliers as of December 31, 2024:

Main Suppliers	Raw Material
Steelena DMCC, ArcelorMittal and Cheongfuli	Slabs
Anglo American, Javelin Global and Alpha Metallurgical	Coal
CI Milpa S.A. Trafigura Pte and Sinochem International	Coke
EGA América and ZincoSul	Aluminum
ZincoLigas	Zinc
ERSA and Fabrica Auricchio Ind e Com	Tin
Sotreq, Minas Máquinas, Komatsu, Inova, WLM, Metso, Sany and Centro Oeste Equip.	Spare parts
Magnesita Refratários, Shinagawa Refratários, Vesuvius, Indústrias Brasileiras de Artigos Refratários –IBAR, Togni S/A, CNBM International and Primetals	Refractory bricks
Iconic, Quaker, Magni and Cosan	Lubricants
Vale and Samarco	Pellet
Vibra Energia and Ipiranga	Diesel oil

Long Steel – SWT

We acquire the inputs necessary for the production of our long steel products globally. The following table sets forth our main raw materials suppliers for out long steel production on SWT:

Main Suppliers	Raw Material
Scholz, TSR	Scrap
RWE Supply & Trading GmbH	Electrical energy
Shell Energy Deutschland GmbH	Natural gas
Refractories Site Service GmbH	Refractory
Graftech, Tokai, BWA	Electrodes
Siemens, Schneider, Voith	Spare parts
Irle, Walzengießerei Coswig	Rolls

Our Mining Segment

Our mining activities are among the largest in Brazil and are mainly driven by the exploration of our iron ore reserves. We sell our iron ore products mainly in Asia, Europe and Brazil with sales and marketing from Brazil and Austria. For more information on our mining segment, see “—4A. History and Development of the Company—General—Mining.”

Following is an overview of our material mining properties as of December 31, 2024:

Material Mining Properties
Name of mining operation	Location of the mining operation	Type and amount of ownership interest	Operator	Surface	Stage of the mining operation	Permits	Key condition of permit	Type of mine/ material	Beneficiation plant and other installations
		(%)		(Ha)
Casa de Pedra	Congonhas, MG	69.01	CSN Mineração	2,516	Production	Yes	EIA(1) and others	Open Pit / Iron Ore	Mining facilities and Pires
Engenho	Congonhas, MG	69.01	CSN Mineração	344	Production	Yes	EIA(1) and others	Open Pit / Iron Ore	Mining facilities and Pires

_____________

(1)	Environmental Impact Assessment – EIA. Permits or licenses have been obtained, are being renewed or are being processed in accordance with current regulations.

Following is an overview of our non-material mining property as of December 31, 2024:

Non-material Mining Properties
Name of mining operation	Location of the mining operation	Type and amount of ownership interest	Operator	Surface	Stage of the mining operation	Permits	Key condition of permit	Type of mine/ material	Beneficiation plant and other installations
		(%)		(Ha)
Fernandinho	Itabirito, MG	100	Minerios Nacional	147.0	Deactivated	Yes	–	Open Pit/ Iron Ore	–

_____________

(1)	The key permissions to guarantee the respective reserves are: mineral concessions; environmental licenses; and rights to use the property.

The following tables set forth each individual property’s production information for the indicated years:

Material Mining Properties
Name of mining operation	Location of the mining operation	Beneficiation plant and other installations	Aggregate production 2022 (*1000)	Aggregate production 2023 (*1000)	Aggregate production 2024 (*1000)
Casa de Pedra	Congonhas, MG	Mining facilities and Pires	23,725	33,400	40,290
Engenho	Congonhas, MG	Mining facilities and Pires	7,024	1,600	1,260

Non-material Mining Properties
Name of mining operation	Location of the mining operation	Beneficiation plant and other installations	Aggregate production 2022	Aggregate production 2023	Aggregate production 2024
			(tons)	(tons)	(tons)
Fernandinho	Itabirito, MG	Fernandinho Mine	–	–	–

Iron Ore Mining Properties

Our iron ore business is conducted by our subsidiary CSN Mineração in the state of Minas Gerais, within the area called the Iron Quadrangle. Casa de Pedra mine, Engenho mine and Fernandinho mine are our open pit mines. Casa de Pedra mine and Engenho mine belong to the same mining complex and run their own transportation and shipping capabilities. The mining complex comprises the Casa de Pedra central plant and the Pires Beneficiation Plant. Fernandinho mine, which is currently deactivated, is located on the North side of Brazil and, when it was active until 2015, it also ran its own transportation and shipping capabilities.

To complement its iron ore mining properties, CSN Mineração runs the Itaguaí Port, located in the municipality of Itaguaí, state of Rio de Janeiro, and the Presidente Vargas Steelworks, in the municipality of Volta Redonda, also in the state of Rio de Janeiro.

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

Casa de Pedra mine is an open pit operation with high grade hematite ore type (iron grade of approximately 64%) mixed with a minor amount of itabirite ore type (iron grade of approximately 30-60%). Mine occurrences are represented by banded iron formations, varying from low grade (~Fe@30%) to medium/high grade types (~Fe@60%), and supergenous/hypogenous hematite (Fe@64%), all varying from fresh to hard material types. Some types of mineralized covers are also mixed to feed the plant. The geology framework is complex as a consequence of innumerous geological events that created an integrate grade variability scenario. For this reason, mapping and drilling are always reinforced and are one of the work priorities at Casa de Pedra mine.

The Casa de Pedra central plant is fed with natural high grade run of mine, and the beneficiation process comprises crushing, screening, and flotation. The Casa de Pedra central plant generates lump ore, sinter feed and pellet feed. The Pires beneficiation plant is fed with low to medium grade in a dry beneficiation process.

All products from Casa de Pedra mine are transported by MRS’s railroad, which transports iron ore to the Itaguaí maritime terminal in the state of Rio de Janeiro.

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

Our Mining Plants

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

Pires and Fernandinho Beneficiation Plants

The Pires beneficiation plants are dry beneficiation plants that receive material from Engenho mine and Casa de Pedra mine and generate final products, such as lump ore and sinter feed.

The Fernandinho beneficiation plant receives material from stockpiled tailings piles, located in the city of Rio Acima, state of Minas Gerais, and generates sinter feed and fines as final products.

The following table sets forth the production volume of iron ore in each of our mines in the last three years:

	Production(1)
	2022	2023	2024
Casa de Pedra(2) (Mt)	16.09	19.75	22.63
Grade(3) (%)	61.4%	61.6%	61.9%
Pires(2) (Mt)	7.41	8.49	9.39
Grade (%)	58.0%	55.2%	53.1%
Fernandinho(2) (Mt)	0.57	0.61	0.41
Grade (%)	64.7%	63.7%	62.0%

_____________

(1)	In addition to its own production, CSN Mineração also purchased iron ore from third parties. Third-party purchase volumes were 9.4 million tons, 14.3 million tons and 9.9 million tons in 2022, 2023 and 2024, respectively.
(2)	Production information considers 100% of the mines.
(3)	Grade is the proportion of metal or mineral present in ore or any other host material.

The following table sets forth our consolidated sales in the periods presented:

	2022	2023	2024
Consolidated sales (Mt)	29.19	37.67	38.51

Our Iron Ore Mineral Resources and Mineral Reserves

The following table sets forth a summary of our iron ore resources and reserves, updated to December 31, 2024, considering our ownership interest in each property:

	Measured mineral resources		Indicated mineral resources		Measured + Indicated mineral resources		Inferred mineral resources
	Amount	Grades/ Qualities	Amount	Grades/ Qualities	Amount	Grades/ Qualities	Amount	Grades/ Qualities
	(million tons)	(% Fe)	(million tons)	(% Fe)	(million tons)	(% Fe)	(million tons)	(% Fe)
Iron ore:
Casa de Pedra Mine	132	39.8	970	37.6	1,102	37.9	1,180	37.1
Engenho Mine	153	40.2	37	46.9	190	41.5	10	43.5
Fernandinho Mine	42	39.8	49	39.2	92	39.5	50	39

_____________

Updated December/2024.

The following table sets forth our proven, probable and total mineral reserves at the Casa de Pedra and Engenho mines, as of December 31, 2024:

	Proven mineral reserves		Probable mineral reserves		Total mineral reserves
	Amount	Grades/ Qualities	Amount	Grades/ Qualities	Amount	Grades/ Qualities
	(million tons)	(% Fe)	(million tons)	(% Fe)	(million tons)	(% Fe)
Iron ore:
Casa de Pedra Mine	64	37.9	1,144	40.8	1,208	40.6
Engenho Mine	8	38.6	145	41.5	153	41.3

_____________

*We consider an average price of US$95 per ton for the economic analysis. Updated December/2024.

Casa de Pedra mine and Engenho mine are mill feed material (Run of Mine – ROM) and the point of reference for the mineral reserves is ore delivered to the processing facility. The following tables set forth Casa de Pedra mine and Engenho mine reserves pit optimization parameters:

Parameters	Base	Value
Price	USD/t product	78.82
Waste mining cost	US$/t mined	0.99
Ore mining cost	US$/t mined	1.88
Overall dilution	%	5%
Overall mining recovery	%	95%
Overall mining cost	US$/t mined	1.57
PC/OS processing cost	US$/t	3.86
P15 friable ore process cost	US$/t	5.32
P15 hard ore process cost	US$/t	6.17
Additional downstream cost	USD/t product	49.49
Overall processing cost	US$/t mined	5.45
PC/OS mass recovery	%	82.40%
P15 mass recovery	%	43.80%
Overall Mass recovery	%	52.80%
Overall economic cog	%	22.40%

_____________

Notes:

Metallurgical recovery or mass recovery for PC/OS = 82.40%

Metallurgical recovery or mass recovery for P15 = 43.80% Overall metallurgical recovery or mass recovery = 52.60%

Cut-off grade: 22.40%

The following table sets forth a reconciliation with the depletion of mineral resources (exclusive of reserves) for Casa de Pedra mine and Engenho mine in each of 2022, 2023 and 2024, considering our ownership interest of 79.8% as of December 31, 2022, 79.8% as of December 31, 2023, and 69.01% as of December 31, 2024:

	As of December 31, 2022	2023 Depletion	2023 Net Difference	As of December 31, 2023	2024 Depletion	2024 Net Difference	As of December 31, 2024
	(million tons)
Mineral Resources	2,929	(28)	(0.96)%	2,901	(419)	(14.44)%	2,482

_____________

Note: Figures included in this table have been subject to rounding adjustments. Accordingly, figures shown as totals may not represent an arithmetic sum of the figures that precede them.

The following table sets forth a reconciliation with the depletion of mineral reserves for Casa de Pedra mine and Engenho mine in each of 2022, 2023 and 2024, considering our ownership interest of 79.8% as of December 31, 2022, 79.8% as of December 31, 2023, and 69.01% as of December 31, 2024:

	As of December 31, 2022	2023 Depletion	2023 Net Difference	As of December 31, 2023	2024 Depletion	2024 Net Difference	As of December 31, 2024
	(million tons)
Mineral Reserves	1,634	(28)	(1.71)%	1,606	(245)	(15.26)%	1,361

_____________

Note: Figures included in this table have been subject to rounding adjustments. Accordingly, figures shown as totals may not represent an arithmetic sum of the figures that precede them.

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

In terms of quality control and quality assurance practices, we regularly inspect analytical and sample preparation laboratories, and we use five certified reference materials, blanks and laboratories duplicates, which are all inserted at appropriate frequencies to the primary and secondary laboratories. In addition, we regularly check specific gravity determinations using the water immersion method or the “sand bottle” method.

We interpret our geological model using domains classified into a series of lithology codes based on a combination of grain particles (lump and fines) and chemical thresholds used directly by our mine planning and beneficiation departments.

With respect to our mineral reserve estimation, we verify the following factors that may affect our estimates, and we constantly update and refine our estimates based on these factors:

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

We use our mineral resource and mineral reserve estimates information currently available to us, and these estimates may not represent actual production volumes in the future. We can provide no assurance that our estimates will not change or that we will be able to extract and convert all of our resources and reserves into production volumes. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Our mineral reserves and mine life may prove inaccurate, market price fluctuations and cost changes may render certain ore reserves uneconomical to mine and we may face rising extraction costs or investment requirements over time as our reserves deplete.”

Dams

As a pioneer utilizing technologies that enable the stacking of tailings generated during the ore production process, CSN Mineração’s production is mostly independent of tailings dams. After significant investments to increase reliability, disposal and dry stacking, the majority of CSN Mineração’s tailings go through a dry filtering process and are stacked in dedicated areas. This initiative led to expertise in this technology, enabling current production and sustainable growth without the use of tailings dams.

In addition to our focus on the quality of our products and competitive costs, the environmental impact of our operations is one of our priorities. We are a pioneer in Brazil in our commitment to eliminate the use of tailings dams from our operations. The full implementation of CSN Mineração’s tailings filtering plant allowed us to achieve this independence in January 2020, filtering and dry stacking the majority of the tailings generated from our production process.

The following table sets forth certain information on the dams we operate as of the date of this annual report:

Name of the Dam/Dike	Company / Entrepreneur	Main Use	Substance	Height (m)	Capacity (m³)	Construction Method	Last Certification	Risk	Impact	Status
Casa de Pedra(2)	CSN Mineração	Containment of mining tailings	Iron ore	84.00	65,374,575	Downstream	Mar/25	Low	High	Active
B4	CSN Mineração	Containment of mining tailings	Iron ore	65.00	13,001,821	Upstream	Mar/25	Low	High	Under de-characterization
B5	De-characterized and unregistered.
Dique Batateiro de Low	De-characterized and unregistered.
Pilha da Vila II dike	De-characterized and unregistered.
Bichento IIIA dike	CSN Mineração	Containment of limestone	Gravel	19.38	116,696	Single stage	Mar/25	Low	Medium	Active
Esmeril IV dike	CSN Mineração	Containment of limestone	Gravel	41.44	230,901	Single stage	Mar/25	Low	High	Active
Lagarto dam	CSN Mineração	Containment of limestone	Gravel	14.20	363,901	Single stage	Mar/25	Low	High	Active
Poço Fundo dam	De-characterized and unregistered.
Vigia auxiliary dam	De-characterized and unregistered.
B2 dam	Minérios Nacional	Containment of mining tailings	Iron ore	40.00	304,143	Upstream	Mar/25	Low	High	Under de-characterization
B2 auxiliary dam	Minérios Nacional	Containment of mining tailings	Iron ore	33.00	2,785,859	Upstream	Mar/25	Low	High	Under de-characterization
Engenho dike	De-characterized and unregistered.
Vigia dam (1)	De-characterized and unregistered with FEAM
Ecológica 1 Dam	Minérios Nacional	Containment of limestone	Gravel	18.50	186,637	Downstream	Mar/24	Low	Medium	Active
Ecológica 2 Dam	De-characterized and unregistered.
B1 - Água Preta	De-characterized and unregistered.
B2 - Água Preta	De-characterized and unregistered.
B2 dam	CSN Cimentos	Water storage and catchment	Dolomite	11.00	240	Center line	Mar/24	Low	High	Under de-characterization
B3 dam	CSN Cimentos	Containment of limestone	Limestone	11.00	900	Single stage	Mar/24	Low	High	Under de-characterization
PIT-01	De-characterized and unregistered.
Taboquinha 01 - Crente	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	18.00	-	Upstream	Mar/24	Low	Medium	de-characterized

Name of the Dam/Dike	Company / Entrepreneur	Main Use	Substance	Height (m)	Capacity (m³)	Construction Method	Last Certification	Risk	Impact	Status
Taboquinha 02 - Serra Azul	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	19.00	1,983,201	Upstream	Mar/24	Low	Medium	Under de-characterization
Taboquinha 03	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	9.00	1,708,100	Single stage	Mar/24	Medium	Medium	Under de-characterization
Taboquinha 04	Estanho de Rondônia	Containment of mining tailings	Deposit of tin	16.00	2,253,100	Single stage	Mar/24	Medium	Medium	Under de-characterization
Igarapava	Aliança Geração de Energia S.A.	Hydroelectric	Water	49.90	241,840,000	Soil – concrete face rockfill	Sep/22	Low	High	Active
Itá (dam)	Engie Brasil	Hydroelectric	Water	125.00	5,100,000,000	Concrete face rockfill	Feb/22	Low	High	Active
Itá (dike 1)	Engie Brasil	Hydroelectric	Water	22.00		Compressed soil, upstream protection with riprap rock and downstream protection with grass	Feb/22	Low	High
Itá (dike 2)	Engie Brasil	Hydroelectric	Water	22.00		Compressed soil, upstream protection with riprap rock and downstream protection with grass	Feb/22	Low	High
Itá (dike 3)(3)	Engie Brasil	Hydroelectric	Water	29.00		Compressed soil, upstream protection with riprap rock and downstream protection with grass	Feb/22	Low	High
Blang	CEEE-G	Hydroelectric	Water	20.70	50,000,000	Cyclopean concrete	Dec/23	Low	High	Active
Canastra	CEEE-G	Hydroelectric	Water	25.40	242,000	Reinforced concrete	Dec/23	Low	High	Active
Capigui I (Regularização)	CEEE-G	Hydroelectric	Water	20.50	42,000,000	Conventional concrete	Dec/23	Low	High	Active
Capigui II (Auxiliar)	CEEE-G	Hydroelectric	Water	6.10	10,000	Wooden Buttress	Dec/23	Low	Low	Active
Capigui III (Captação)	CEEE-G	Hydroelectric	Water	5.20	30,000	Conventional concrete	Dec/23	Medium	Low	Active
Divisa	CEEE-G	Hydroelectric	Water	27.50	11,400,000	Conventional concrete	Dec/23	Low	High	Active
Ernestina	CEEE-G	Hydroelectric	Water	22.69	258,350,000	Rockfill	Dec/23	Low	High	Active
Ernestina 1 Dike	CEEE-G	Hydroelectric	Water	5.00	-	Homogeneous embankment	Dec/23	Low	High	Active
Ernestina 2 Dike	CEEE-G	Hydroelectric	Water	5.00	-	Homogeneous embankment	Dec/23	Low	High	Active
Forquilha	CEEE-G	Hydroelectric	Water	6.50	50,000	Stone masonry	Dec/23	Low	Low	Active
Guarita	CEEE-G	Hydroelectric	Water	8.75	60,000	Cyclopean concrete	Dec/23	Medium	Low	Active
Herval	CEEE-G	Hydroelectric	Water	11.85	150,000	Reinforced concrete	Dec/23	Medium	Low	Active
Ijuizinho	CEEE-G	Hydroelectric	Water	6.90	60,000	Cyclopean concrete	Dec/23	Low	Low	Active
Itaúba	CEEE-G	Hydroelectric	Water	97.00	382,900,000	Earth fill	Dec/23	Low	High	Active
Itaúba – Vertedouro	CEEE-G	Hydroelectric	Water	28.10	-	Conventional concrete	Dec/23	Low	High	Active
Ivaí	CEEE-G	Hydroelectric	Water	7.10	50,000	Cyclopean concrete	Dec/23	Low	Low	Active
João Amado	CEEE-G	Hydroelectric	Water	11.50	10,600,000	Cyclopean concrete	Dec/23	Low	High	Active
João Amado - Left dike	CEEE-G	Hydroelectric	Water	4.50	-	Homogeneous embankment	Dec/23	Low	High	Active
Maia Filho	CEEE-G	Hydroelectric	Water	24.45	34,500,000	Conventional concrete	Dec/23	Low	High	Active
Passo do Inferno	CEEE-G	Hydroelectric	Water	8.00	10,000	Stone masonry	Dec/23	Medium	Low	Active
Passo Real	CEEE-G	Hydroelectric	Water	58.00	3,738,600,000	Earth fill	Dec/23	Low	High	Active
Salto	CEEE-G	Hydroelectric	Water	10.00	13,800,000	Cyclopean concrete	Dec/23	Low	High	Active
Santa Rosa	CEEE-G	Hydroelectric	Water	7.20	70,000	Stone masonry	Dec/23	Low	Low	Active
Toca	CEEE-G	Hydroelectric	Water	4.50	10,000	Stone masonry	Dec/23	Low	Low	Active

Name of the Dam/Dike	Company / Entrepreneur	Main Use	Substance	Height (m)	Capacity (m³)	Construction Method	Last Certification	Risk	Impact	Status
Quebra Queixo	CEC	Hydroelectric	Water	70.00	136,630,000	Concrete face rockfill dam	Dec/23	Low	High	Active
Santa Ana	Santa Ana Energética S.A.	Hydroelectric	Water	3.35	100,000	Conventional concrete	Dec/23	Low	Low	Active
Sacre 2	Brasil Central Energia Ltda.	Hydroelectric	Water	N/A	No reserve	River diversion	Dec/23	N/A	N/A	Active
Barroso containment dike	CSN Cimentos Brasil S/A	Containment of limestone	Gravel	5.00	29,000	Rockfill	–	Low	Low	Active
PCH Macacos	CSN Cimentos Brasil S/A	River dam	Water	10	240,000	Conventional concrete	Dec/23	Low	Low	Active

_____________

(1)	De-characterization works already completed, in the process of deregistration with ANM.
(2)	The Casa de Pedra dam comprises B2, B3 and B6 underwater dams, flooded by its reservoir.
(3)	The dam and dikes (1, 2 and 3) comprise the reservoir of Itá hydroelectric.

We constantly work on changing our processes to reduce tailings deposits and we continue to execute our plan for the decommissioning or de-characterization of our inactive tailings dams pursuant to a timeline that is, as of the date of this annual report, being developed by our ESG and engineering teams.

Expanding our Mining Capacity

We have projects at an advanced stage of development with a robust investment plan to finance and accelerate iron ore production by our mining subsidiary CSN Mineração. CSN Mineração’s current business plan contemplates an expansion in annual production and third-party purchasing capacity from 42 million tons in 2024 to over 60 million tons per year in 2030, assuming we are able to complete all of our planned expansion projects.

CSN Mineração has four projects under development that will be carried out gradually. The estimated total investment for the projects is R$13.2 billion:

(i)       Casa de Pedra Central Plant Expansion Project (Ultra Fine Tailings Processing Plants): licensed brownfield expansions to accelerate the production of pellet feed at low operating costs; increase by 1.0 million tons per year.

(ii)       Tailings Recovery Projects (Pires Dams B4 Dam and Casa de Pedra Dam Tailings Processing Plants): brownfield expansions to generate value by recovering more than 200 million tons of tailings stored in dams as part of our dam de-characterization program.

(iii)       Itabirito Processing Project (Itabirito Plant P15): licensed brownfield expansion project, with known technology and competitive investment per ton for the production of premium pellet feed with low impurities and high iron content (including direct reduction pellet feed); increase of 16.5 million tons per year.

(iv)       TECAR Expansion Project (Port expansion Phase 60): investment for expanding shipping capacity from 45 million tons per year to 60 million tons per year to support mining expansions in already existing areas.

Additionally, we have plans to further expand our mining production capacity in the medium and long term and are currently advancing the tradeoff studies for second and third Itabirito Plant P15 projects and conversion of the Casa de Pedra Central Plant.

Our Cement Segment

Our cement segment comprises seven integrated cement plants, six grinding and mixing plants and 23 distribution centers throughout the Southeast, Northeast and Midwest of Brazil, in the states of Rio de Janeiro, Minas Gerais, São Paulo, Espírito Santo, Paraíba, Bahia and Goiás. For more information on our cement segment, see “—4A. History and Development of the Company—General—Cement.”

Cement Mining Properties

We own 100% of each of our cement mining properties and hold the respective mining and property rights for each such property.

All of our cement properties are operational as of the date of this annual report. The key permissions to guarantee the respective reserves are: mineral concessions; environmental licenses; and rights to use the property, all of which were in force as of December 31, 2024.

Following is an overview of our non-material mining properties as of December 31, 2024:

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

The following maps present the location of each non-material cement mining property:

Bocaina Mine – Arcos, MG:

Pitimbu – Alhandra, PB:

Mata do Ribeirão and Capoeira Grande – Barroso, MG:

Fazenda Campinho – Pedro Leopoldo, MG:

Boa Vista – Montes Claros, MG:

Saudade – Cantagalo, RJ:

43

Miramar – Caaporã, PB:

Each property includes a mine: (i) Arcos – Bocaina Mine; (ii) Elizabeth Plant – Pitimbu Mine; (iii) Barroso Plant – Capoeira Grande Mine and Mata do Ribeirão Mine; (iv) Pedro Leopoldo Plant – Pedro Leopoldo Mine (Fazenda Campinho); (v) Montes Claros Plant – Mining complex of Montes Claros; (vi) Cantagalo Plant – Cantagalo (Saudade Mine); and (vii) Caaporã Plant – Caaporã (Miramar Mine).

Cement Products

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

The following table sets forth information on our plants as of December 31, 2024:

Plants	Region	Number of Silos	Maximum Capacity
Caaporã	Northeast	8	31,200
Barroso	Southeast	10	55,850
Pedro Leopoldo	Southeast	10	26,000
Cantagalo	Southeast	4	24,000
Montes Claros	Southeast	6	34,800
Cocalzinho	Midwest	2	8,000
Vitória	Southeast	2	9,296
Candeias	Northeast	2	2,250
Unidade Rio	Southeast	4	2,400
Arcos	Southeast	7	28,000
Alhandra	Northeast	4	18,000
Sorocaba	Southeast	1	–
Volta Redonda	Southeast	4	30,000

Production Process

Our cement production begins with the influx of raw materials comprising clinker, limestone, gypsum and sometimes slag in a cement mill. The cement grinding process in the Volta Redonda, Arcos and Barroso plants is performed by vertical mills. The mills have a hydraulic roller system, which uses pressure to grind the layer of material on the turntable. In other plants, the cement grinding process is performed by ball mills. The materials are ground to a fine powder, in rotating, cylindrical ball mills containing a charge of steel grinding balls.

The following tables set forth each individual property’s production information for the indicated periods:

Name of mining operation	Location of the mining operation	Beneficiation plant and other installations	Aggregate production 2022	Aggregate production 2023	Aggregate production 2024
			(tons)	(tons)	(tons)
Bocaina	Arcos, MG	Bocaina Mine and Tin (ERSA)	5,412,725	4,847,461	5,792,406
Pitimbu	Alhandra, PB	Pitimbu Mine	1,417,962	1,373,910	1,782,612
Capoeira Grande	Barroso, MG	Capoeira Grande Mine	329,795	344,952	475,820
Mata do Ribeirão	Barroso, MG	Mata do Ribeirão Mine	1,772,303	2,059,997	1,810,129
Fazenda Campinho	Pedro Leopoldo, MG	Fazenda Campinho Mine	1,238,936	1,551,685	1,778,456
Boa Vista	Montes Claros, MG	Boa Vista Mine	1,004,218	1,052,509	1,042,368
Saudade	Cantagalo, RJ	Saudade Mine	986,374	941,101	1,082,855
Miramar	Caaporã, PB	Miramar Mine	1,833,328	1,814,471	1,654,651

We produce clinker in each of our integrated cement plants. The main raw materials for the production of clinker are limestone, clay and other correctives, such as iron ore, bauxite, etc. These materials undergo grinding and are then dosed, forming the so-called “raw meal.” After the homogenization of this raw meal, the mixture is taken to a kiln where it is heated to high temperatures. As a result of this procedure, we obtain clinker, which is the base material for our cement. We add gypsum and other ingredients to the clinker mix that are dosed and fed into the cement mills until we reach a granulometry suitable for the type of cement products.

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

Mineral Reserves and Resources for Our Cement Properties

The point of reference in which our reserves and resources are calculated for our non-material cement properties is in-situ.

The following tables set forth the mineral reserves and mineral resources for each of our cement properties, containing measured and indicated resources informed separately and useful life information calculated only for reserves. With respect to quality, the guidelines employed provide for a minimum CaO content of 45% for all cement mines. We do not report inferred resources for our non-material cement mines because they are resources of low geological knowledge, we consider that inferred resources provide little practical value for asset valuation, and we are not required to report inferred resources to the Brazilian mining authority. We consider the following measured and indicated proven reserves, resources and mine life for each of our cement properties, in each case as of December 31, 2024:

45

The following table sets forth the pit optimization parameters for our non-material cement properties in millions of Brazilian reais, as of December 31, 2024:

	Alhandra	Arcos	Barroso	Caaporã	Cantagalo	Montes Claros	Pedro Leopoldo
Fuel	4,013,306	13,201,016	6,636,332	3,855,864	3,109,455	1,459,315	2,719,598
Electric Energy	424,244	2,846,363	1,315,933	374,254	63,519	83,389	658,380
Other Variable Costs	2,030,855	5,215,663	1,602,840	1,522,552	912,552	1,042,368	1,343,164
Variable Cost	6,468,405	21,263,042	9,555,105	5,752,670	4,085,526	2,585,072	4,721,142
Labor Expenses	5,546,066	18,001,807	3,160,316	2,039,520	2,823,284	2,814,394	2,648,837
Third Party Services	1,915,536	16,368,367	4,342,902	4,454,271	172,854	4,847,011	1,644,979
Maintenance (Material and Services)	2,809,850	19,432,397	4,711,691	329,934	512,810	614,997	4,453,230
Other Fixed Costs	1,164,128	3,978,492	1,767,611	888,980	641,428	917,284	1,204,298
Fixed Cost	11,435,580	57,781,063	13,982,520	7,712,705	4,150,376	9,193,686	9,951,344
Cash Cost	17,903,985	79,044,105	23,537,625	13,465,375	8,235,902	11,778,758	14,672,486
Price*	~10%	~10%	~10%	~10%	~10%	~10%	~10%

_____________

*	With respect to price parameters, we assume a margin of 10% over total cost of goods sold, since we do not conduct direct sales. With respect to commodity price, pricing dynamics for cement are a function of local supply and demand and are not, like other commodities such as steel and iron ore, pegged to an index or to global commodity prices. In addition, cement prices take into account the costs of cement plants, which may vary by plant and by company.

Our Logistics Segment

A number of railways and port terminals comprise the logistics system that integrates our mining, steelmaking and cement units. For more information on our logistics segment, see “—4A. History and Development of the Company—General—Logistics.”

Railways

Southeastern Railway System

MRS has a concession to operate Brazil’s Southeastern railway system until 2056. As of December 31, 2024, we held 37.49% (18.75% directly and 18.74% through CSN Mineração) of MRS’s total capital. For more information, see “Item 5. Operating and Financial Review and Prospects—5B. Liquidity and Capital Resources––Off-Balance Sheet Arrangements—“Take-or-Pay” Contractual Obligations.”

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

In 1997, we were awarded a concession granting the exclusive right to operate cargo transportation at the railway that belonged to Rede Ferroviária Federal S.A., or RFFSA, which we currently call Northeastern Railway System I, effective January 1, 1998, and the preference to operate cargo railway transportation in any new tracks of the Northeastern Railway System that the Brazilian government may elected to build.

Further, in 2005, we executed a letter of intent with the Brazilian government (the grantor of this concession) to enable the development of new tracks and certain other improvements of the Northeastern Railway System, in a project called “Nova Transnordestina.” The Nova Transnordestina project discussions resulted in the execution, in 2013 and 2014, of (i) a conduct adjustment agreement (termo de ajustamento de conduta), or TAC, that settled all claims of non-compliance by us with the original concession agreement until 2012, and (ii) multiple agreements, including an investment agreement (discussed below) and a new concession, pursuant to which we were granted the right to develop and operate new tracks and the Northeastern Railway System management was divided into the following two sub-railway systems:

•	Northeastern Railway System I, which is operated by our subsidiary FTL, encompasses the RFFSA network, covering the stretches between the cities of São Luís – Altos, Altos – Fortaleza, Fortaleza – Souza, Souza – Recife/Jorge Lins, Recife/Jorge Lins – Salgueiro, Jorge Lins – Propriá, Paula Cavalcanti – Cabedelo and Itabaiana – Macau, with a total of 4,238 km of railways, of which 1,191 km are operational. We are negotiating with the National Agency for Ground Transportation (Agência Nacional de Transportes Terrestres), or ANTT, to return the remainder of the tracks into operation. As of December 31, 2024, we held 92.71% of the capital stock of FTL and its concession extends until 2027, renewable for an additional 30 years. As of December 31, 2024, R$54.7 million in concession payments were outstanding over the remaining years of the concession.
•	Northeastern Railway System II, which is under construction by our jointly controlled investee TLSA, will encompass the new network, covering the stretches between the cities of Eliseu Martins – Trindade, Trindade – Salgueiro, Salgueiro – Missão Velha and Missão Velha – Porto de Pecém, with an expected extension of 1,206 km that will connect the interior of Northeast Brazil to Pecém and Suape Ports. As of December 31, 2024, we held 48.03% of the capital stock of TLSA and its concession extends until the earlier of 2057 or the date when TLSA recovers its invested equity at an annual return rate of 6.75%.

In September 2013, we entered into an investment agreement, or the TLSA Investment Agreement, with Valec Engenharia, Construções e Ferrovias S.A., or Valec, and the Northeast National Development Fund (Fundo Nacional de Desenvolvimento do Nordeste), or FDNE, two Brazilian government entities focused on infrastructure and the development of the northeastern region and our partners in TLSA. Under the TLSA Investment Agreement, we and our partners agreed on a budget of R$7.5 billion to complete the construction of the Northeastern Railway System II. An updated budget of approximately R$14.9 billion is under review by the partners of TLSA and is also subject to an amendment to the TLSA Investment Agreement, which, as of the date of this annual report, has not been formalized.

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

In 2016, the Brazilian federal court of accounts (Tribunal de Contas da União), or TCU, initiated a proceeding questioning the legality of certain aspects of the concession contract for the Northeastern Railway System II, which has contributed to a slow pace of construction of the new tracks, and the ANTT has initiated a proceeding claiming TLSA did not comply with the terms of the concession contract for the Northeastern Railway System I.

Valec’s non-compliance with material obligations under the TLSA Investment Agreement has also contributed to a slow pace of construction of the new tracks, resulting in the revised budget.

In the end of 2019, ANTT recommended the expiry of the concession contract for the Northeastern Railway System I, and, in the first half of 2020, ANTT recommended the expiry of the concession contract for the Northeastern Railway System II. The concessionaires requested the revision of both such decisions and, as of the date of this annual report, we await a final decision by ANTT.

ANTT’s decisions do not become immediately effective and will only be implemented once they have been analyzed and decreed by the President of Brazil, as well as the matter has reached final and unappealable decisions in administrative and judicial proceedings. For more information, see “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings—Northeastern Railway System Proceedings.”

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

In December 2024, TLSA and Banco do Nordeste executed an amendment to the concession agreement, providing for an additional R$3.61 billion in funding and increasing the total project investment to R$7.48 billion through the issuance of debentures, 50% of which are convertible. The amendment also establishes new rules regarding fund disbursement, use of proceeds, guarantees, and other contractual terms.

Port Facilities

Solid Bulks Terminal

Part of our integrated and modern logistics structure includes the operation of TECAR through a concession renewed in 2015 and expiring in 2047.

TECAR is connected to road and rail systems across Southeast Brazil and is one of the four port terminals that make up the Itaguaí Port facilities. With a strategic location and a total area of 740,761 m², the terminal consists of a concrete molded berthing pier superposed on jacketed stilts connected to the mainland by an access bridge perpendicular to the berthing pier. Its backyard includes conveyor belts, an internal road system, bulk storage yards and a railway looping, as well as industrial and administrative facilities.

Container Terminal

We indirectly own almost the entirety of TECON, which has a concession to operate the container terminal at Itaguaí Port for a 25-year term, expiring in 2026, which is renewable for an additional 25 years. As of December 31, 2024, approximately R$51.4 million of the cost of the concession was outstanding and payable over the remaining years of the concession.

The Itaguaí Port is in Brazil’s southeast region, within 500 km from all major exporting and importing areas in the states of São Paulo, Minas Gerais and Rio de Janeiro.

Favorable natural conditions, like natural deep waters and a low urbanization rate around the Itaguaí Port, allow large vessels to operate and allow for highly competitive prices for services rendered. After TECON’s investments in infrastructure and equipment, which increased our capacity to 440,000 containers (660,000 TEUs) per year, new improvements were achieved from 2019, which increased the terminal’s service level and productivity, including maritime access and berths achieving certification for 15.4 meters in draft, including tides, which is the deepest in the East coast of South America, as well as the acquisition of new equipment.

In 2024, we continued to invest in upgrading our operational facilities and complying with regulatory requirements. In addition, in the same year, we purchased six new forklifts and three warehouses, which improved our operational capacity. TECON will keep investing in the project expansion to increase its capacity by approximately 40%, which would make it one of the largest port terminals in Brazil, with a nominal capacity of 1,000,000 TEUs per year. This expansion project, which is under discussion with regulatory agencies, includes a quay extension of 273 meters, with a total resulting length of 1,083 meters, acquisition of two new gantry cranes (ship-to-shore) for larger container carriers, acquisition of additional yard civil works and equipment, and dredging of the access channel and maneuvering basin.

In 2024, TECON moved 135 thousand containers, 1.3 million tons of steel products, 58.3 thousand tons of general cargo, and 658.5 thousand tons of dry bulk, compared to 58 thousand containers, 1.1 million tons of steel products, 35 thousand tons of general cargo, and 660 thousand tons of dry bulk in 2023.

The increase in container volume in 2024 is mainly due to the operations of New Panamax standard vessels and the start of operations in partnership with Cosco Specialized in the second quarter of the year. Even with the increase in the volume of containers handled, TECON continued to serve other markets, carrying out operations with various products, such as shipments of wood, other steel cargoes, as well as billets, wire rod, plates, tubes, transformers and solid bulk.

Our Energy Segment

Our energy segment comprises our generation plants, which support reduction of our production costs and exposure to fluctuations or availability of certain energy sources.

Following is an overview of our energy segment related assets. For more information on our energy segment, see “—4A. History and Development of the Company—General—Energy.”

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

Itá Hydroelectric Facility

We hold a 29.50% equity interest in the Itá hydroelectric facility, as we and Engie Brasil each own 48.75% of ITASA, a special-purpose company formed to own and operate, under a 30-year concession granted in 2000, 60.5% of the Itá hydroelectric facility on the Uruguay River in Southern Brazil. Itambé owns the remaining 2.5% of ITASA. Engie Brasil directly owns the remaining 39.5% of the Itá hydroelectric facility, which has an installed capacity of 1,450 MW. The amount of energy generated by Itá represented approximately 60% of CSN Siderurgia’s energy consumption in 2024.

Igarapava Hydroelectric Facility

We own 17.92% of a consortium that built and has the right to operate, until September 2031, the Igarapava hydroelectric facility. Other consortium members are Aliança, L.D.R.S.P.E. Geracão de Energia e Participações Ltda. and AngloGold. The facility has an installed capacity of 210 MW. The amount of energy generated by Igarapava represented approximately 8% of CSN Siderurgia’s energy consumption in 2024.

Santa Ana Hydroelectric Facility

CSN Cimentos and our energy subsidiary CSN Energia own 100% of Santa Ana Energética S.A., which holds the concession for the Santa Ana hydroelectric power plant that has an installed capacity of 6.3 MW and is located in the state of Santa Catarina, in southern Brazil. The amount of energy generated by Santa Ana represented approximately 3% of CSN Cimentos’ energy consumption in 2024.

Sacre II Hydroelectric Facility

CSN Cimentos and our energy subsidiary CSN Energia own 100% of Topázio Energética S.A., which holds, through its subsidiary Brasil Central Energia Ltda., the concession for the Sacre II hydroelectric power plant that has an installed capacity of 30 MW and is located in the state of Mato Grosso, in the midwestern region of Brazil. The amount of energy generated by Sacre II represented approximately 22% of CSN Cimentos’ energy consumption in 2024.

Quebra-Queixo Hydroelectric Facility

CSN Mineração and our energy subsidiary CSN Energia own 100% of CEC, which holds the concession for the Quebra-Queixo hydroelectric power plant that has an installed capacity of 120MW and is located in the state of Santa Catarina, in southern of Brazil. The amount of energy generated by Quebra Queixo supplied 100% of CSN Mineração’s energy consumption in 2024.

CEEE-G

Companhia Florestal do Brasil owns 100% of CEEE-G, which holds concessions of 15 hydroelectric power plants, and participates as a minor shareholder in 4 other hydro projects, that represent, in the aggregate, an installed capacity of 1,119 MW. CEEE-G has a strong commercialization strategy to ensure its results in the short and long term, such as a fixed income through leasing of 60% of the assured energy to us and our subsidiaries, 30% through medium-term power purchase agreements ranging from one to three years, and 10% for the spot market to assure a safe hedge for the Generation Scale Factor.

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

Our distribution network division is responsible for supplying large steel processors and distributors. In addition to independent distributors, we count with our own distributor, Prada Distribuição. The pipes division supplies oil and gas pipe manufacturers as well as industries that produce small diameter pipe and light profiles. The packaging division acts in an integrated way with suppliers, representatives of the canning industry and distributors to respond to customer needs for finished products. We supply the automotive division from a specialized mill, CSN Porto Real, as well as by a portion of the galvanized material produced at Presidente Vargas Steelworks, thereby benefitting from a combined sales strategy.

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

Sales by Geographic Region

In 2024, we sold steel products to customers in Brazil and in 12 other countries. The fluctuations in the portion of total sales assigned to domestic and international markets, which are presented in the table below, reflect our ability to adjust our sales in light of variations in the domestic and international markets, as well as domestic and international steel demand and prices.

The two main export markets for our products are Europe and North America, representing approximately 60% and 20%, respectively, of our export sales volume in 2024. The following table sets forth the geographic break-down of our steel product exports by destination in 2024:

	2024
	Tons	% of Total	Net Operating Revenues	% of Total

Brazil	3,280	72%	16,901,495	73%
Export	1,252	28%	6,277,183	27%
Total	4,532	100%	23,178,678	100%

51

	2024
	Tons	% of Total	Net Operating Revenues	% of Total
Exports by Region
North America(1)	316	20%	1,750,998	28%
Latin America	310	20%	70,752	1%
Europe	956	60%	4,455,433	71%

_____________

(1)	Sales to Mexico are included in North America.

Sales by Product

The following table sets forth our sales breakdown by product in Brazil in the periods indicated:

	2022	2023	2024
Domestic Sales Breakdown
Hot-rolled products	41%	40%	43%
Cold-rolled products	14%	12%	12%
Galvanized products	29%	30%	29%
Tin plates products	9%	9%	7%
Long steel	7%	9%	9%

Sales by Industry

We sell our steel products to manufacturers in several industries. The following table sets forth our breakdown by market segment of domestic volume shipped in the periods indicated:

	2022	2023	2024
Sales Breakdown	(in percentages of total domestic volume shipped)
Distribution network	30%	32%	35%
Industrial	21%	15%	16%
Packaging	9%	9%	8%
Automotive	12%	15%	13%
Home appliances	7%	10%	16%
Construction	21%	19%	19%

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

For further information on steel sales, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Overview—Steel Market—Steel Segment Overview” and “—Results of Operations.”

Seasonality

Although steel demand is stronger in the second quarter of each year and weaker in the last quarter, our production is continuous throughout the year.

Long Steel – SWT

Our long steel products are sold by SWT both in Germany (approximately 30%) and other countries, mainly in Europe (approximately 60%), for use in industrial, infrastructure, civil construction and engineering industries.

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

Our commercial area is responsible for sales of all of our long steel products worldwide. This area is divided into the direct sales team which is organized in 13 agencies located in Germany and in our core markets in Europe, the commercial back-office department (order management from entry via tracking to the final delivery and invoicing), logistics contracting (truck, rail, vessel, maritime, inventory worldwide) and a rail logistics department.

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

Long Steel – Volta Redonda

In 2013, we started the production of long steel in Volta Redonda. This plant has production capacity of 500 kt/year when fully operational, providing the domestic market with long steel products for civil and industrial construction.

Divided in wire rod, rebar CSN 50 and rebar CSN 25, we developed our products using high technology and in accordance with the highest quality and sustainability standards.

Our commercial team has its own sales force dedicated to meet all the needs of the long steel market: small customers as well as large wholesalers. We count with strategically located distribution centers to deliver our products throughout Brazil. In order to provide a wide range of long steel products for the civil construction segment, we include in our product portfolio, in addition to cement and structural section products derived from flat steel, products such as tiles and tubes, among others.

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

We believe our competitiveness has been improved by our customer service and market intelligence. It is paramount for us to have a clear understanding of our customers’ businesses in order to address their needs, surpass their expectations and build long-term relationships. We have a customer-oriented marketing policy and specialized local personnel in direct contact with our customers in order to help determine the product mix that best suits each specific customer.

We first entered the international iron ore market in February 2007, upon completion of the first phase of the expansion of our coal seaport terminal in Itaguaí, in the state of Rio de Janeiro, which enabled us to handle and export iron ore and to load from our own facilities the first shipment of our iron ore products.

In 2024, our iron ore sales reached 42.55 million tons, of which 38.5 million tons were sales to third parties and 4.04 million tons were sales to our steel mills, which represents a 0.3% decrease compared to 2023. Total mining net revenue increased 23.6% in 2024, mainly due to the downward curve in the price, despite the high operating results presented throughout the year due to growth in production. The share of mining segment revenue in our total net revenue decreased from 37.7% in 2023 to 30.0% in 2024.

In 2024, 78.7% of our iron ore export sales went to the Asian market, mainly China, and 7.1% were sold in the European market. Of our total sales volume to third parties, 91.9% were sinter feed and 8.1% were lump ore.

As global iron ore markets are highly competitive, we focus on our flexibility, reliability and efficient manner of supplying iron ore to the world market.

Through our marketing offices, we have long-term relationships with most players in the steel industry in China, Japan, Taiwan, South Korea, Europe and Brazil.

Cement

Our cement strategy is centered on sustainable growth and is structured around key pillars: geographic expansion, operational optimization and brand strengthening. These strategic directions aim to consolidate our position in the national market while driving greater efficiency and innovation for our products.

We have adopted a strategic approach focused on expanding our geographic footprint and increasing production capacity to strengthen our position in the Brazilian cement market. CSN Cimentos is making significant investments in new production units and in the expansion of existing facilities. As of the end of 2024, CSN Cimentos operated 13 cement manufacturing plants, served over 15,000 customers and maintained 23 distribution centers across the country.

Our strategy is further supported by adjacent businesses that enhance vertical integration and value creation. This includes CSN Cimentos’ (i) retail subsegment, comprising 27 construction material stores under the Fortaço brand; (ii) downstream concrete and aggregates operations; and (iii) the production of agricultural limestone. Together, these segments contribute to diversification, synergies and resilience across our cement platform.

In 2024, our cement sales reached 13.5 million tons, which represents an increase of 5.9% compared to 2023. Total cement net revenue increased 5.7% in 2024, reflecting not only a greater commercial activity, but also the entire strategy to advance in the product chain with greater added value.

Energy

As part of our strategy in the energy segment, in April 2023, we entered into a lease agreement with Itauba and Passo Real HPPs for a consortia formed by our companies to assure a fixed income to CEEE-G, assuring self-production surcharges relief to the members of the consortia which represents energy cost reduction.

The energy sales strategy for CEEE-G involves a combination of a 15-year power purchase agreement, rolling power purchase agreements with short duration (of one to three years) and spot sales in order to maximize revenue.

The Floriano Complex, which is a solar project with an installed capacity of 1.2 GW, continues its development phase aiming to increase our energy capacity, which will support consumption increase and replace plants whose concession will expire starting 2030.

Insurance

We maintain various types of insurance policies as part of our risk management strategy across our business segments, and we seek to follow industry best practices in obtaining appropriate coverage. Our insurance portfolio includes, among others, coverage for domestic and international cargo transportation (import and export) via road, rail, sea or air, life insurance, personal accident, health, automobile, directors and officers (D&O) liability, general liability, construction and erection all risks, trade credit, surety, named perils, as well as port and terminal liabilities.

We also maintain an operational risk insurance policy covering property damage and business interruption for certain key subsidiaries, including Siderúrgica Presidente Vargas, CSN Mineração, and TECON. This policy is renewed annually with both domestic and international insurers and reinsurers. Our current policy, effective through September 2025, provides maximum indemnity coverage of US$225.0 million for a total insured value of US$11.0 billion, subject to a deductible of US$235.0 million for property damage and 45 days for business interruption losses.

Additionally, we maintain separate insurance policies for other entities operating within our steel, mining, cement, logistics, and energy segments, with a combined maximum coverage limit of US$293.0 million, each subject to its own applicable deductible.

There can be no assurance that the insurance coverage we maintain will be sufficient to cover all risks or the full extent of any losses we may incur. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Us and the Industries in Which We Operate—Our insurance policies may not be sufficient to cover all our losses.”

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

In furtherance of this commitment, we continuously evolve our ESG practices and invest in sustainability initiatives to mitigate the risks inherent to our business activities, present opportunities to enhance our processes and respond to the demands of an increasingly ESG-concerned market. These investments include processes and equipment that offer modern and reliable technologies for monitoring and control of environmental, health and safety risks.

The last few years were marked by important initiatives toward the growth and expansion of our operations and the development of our ESG agenda. In February 2021, we installed our ESG committee, which is a non-statutory advisory committee to our board of directors. Our ESG committee is responsible for (i) defining our ESG strategies, (ii) identifying ESG risks and opportunities, (iii) developing projects to further our innovation agenda and (iv) monitoring corporate projects in the following action pillars: sustainable finance, social practice, technology and operational sustainability, governance and diversity and inclusion.

We disclose detailed sustainability measures and data on our ESG webpage and in our annual integrated report on sustainability, which is available on our ESG webpage. The information on our ESG webpage and in our annual integrated report on sustainability is not part of, or incorporated by reference into, this annual report.

Environmental Matters

We continuously seek to transform natural resources into sources of economic prosperity through sustainable projects. In 2024, we continued our sustainability initiatives to mitigate and offset the environmental impacts of our activities by allocating R$1.3 billion to environmental initiatives. Our investments in environmental sustainability in 2024 were mainly related to: (i) operation, maintenance and retrofitting of environmental control equipment mainly related to air and water protection; (ii) development of environmental studies for permit applications; and (iii) environmental management and protection system.

Climate Change

Since 2013, we have conducted an inventory of greenhouse gas emissions, following the guidelines of the greenhouse gas Protocol. We have aimed to optimize our carbon management, risk mitigation and adaptation to climate change and, in 2024, for the 11th consecutive year, we received the Gold Seal for having reported the emissions from all our units and submitting them to external verification. All our operational units located in Brazil and Germany utilize electricity from renewable sources. As a result, emissions from scope two, as per the market-based approach, are considered zero greenhouse gas protocol for those two countries. Through our energy generating assets, we are considered 100% self-sufficient in renewable energy, with new investments in renewable power plants planned.

Moreover, we annually report to the Carbon Disclosure Project or CDP, an international non-profit organization that seeks to further transparency of the environmental impact of companies’ operations, specific information related to climate change and water security. The CDP rating as of February 2025, was B for climate change and A- for water security.

Our performance related to climate change reflects our adoption of the best practices and are aligned with recognized methodologies such as those primarily established by the task-force on climate-related financial disclosures and task force on nature-related financial disclosures. In 2024, we concluded a climate vulnerability study to evaluate the existing physical risks and support our climate adaptation plan. Through the risk analysis conducted in the study, six physical risks were prioritized: (i) slope instability (mining); (ii) storms (mining); (iii) loss of internal supply of raw materials (mining-port); (iv) changes in wind patterns for the mining industry; (v) changes in wind patterns for the steel industry; and (vi) storms for the energy industry. These six risks were selected for an economic cost analysis and prioritization in the climate adaptation plans.

The cement segment accounts for more than 40% of our total emissions. In order to reduce its carbon dioxide emissions, CSN Cimentos took an important step by approving a science-based target in 2024. The target consists of a 23% reduction in emission’s intensity by 2030, based on the emission intensity registered in 2020, and the continued use of renewable energy by our cement plants. To set this new target, we integrated the decarbonization strategy of all our cement assets and updated the marginal abatement cost curve of the cement segment.

In the steel segment, our decarbonization target is a 20% reduction by 2035. In 2024, we achieved a reduction of approximately 8% compared to the base year. Moreover, we initiated investments to develop a 5 MW hydrogen plant at the CSN Paraná branch.

CSN Mineração has set a target to reduce its emissions intensity by 30% by 2035 (measured in tCO₂e per ton of production) and to achieve carbon neutrality by 2044, covering Scope 1 and 2 emissions. Regarding Scope 3, CSN Mineração is investing in the Itabirito Plant P15, which will produce 16.5 Mt of high-grade iron ore (67% Fe content), supporting the decarbonization of the steel segment. This product is suitable for use in direct reduction processes combined with electric arc furnaces, offering an alternative to traditional blast furnace routes with potential emissions reductions of up to 98% when hydrogen is used as the reducing agent. We expect these reductions in greenhouse gas emissions will result from our existing expansion and efficiency projects and demand specific investments in order to meet these targets.

Water Resources

Water is one of the primary natural resources for our production processes, especially for the steel and mining segments. Based on risk assessment methodologies of the World Wildlife Fund’s Water Risk Filter and the World Resources Institute’s Aqueduct, since 2021 we began to analyze our exposure to water risks in all our production plants, considering our processes and nearby watersheds. We have been monitoring the risks associated with water scarcity to assess the potential impacts that our businesses may face in case of unavailability of this resource. To monitor local factors related to water availability, quality, and ecological flow in hydrographic basins, we established a goal of systematizing and transparently presenting the volumes of water permitted, withdrawn, and discharged by our main operational units, linking this data to water scarcity risks in the respective basins by 2025. The publicly accessible platform was launched in 2024.

Additionally, due to operational investments made in recent years, the recirculation rate, which considers ore beneficiation operations and consumed drinking water, increased from 77.6% in 2018 to 92% in 2024. With the startup of the Itabirito Plant P15, dams decommissioning projects, and other projects planned for phase one of the expansion plan for the coming years, we expect that the Casa de Pedra site will operate more efficiently in the coming years. Moreover, CSN Mineração also committed to achieve a 94% water recirculation rate by 2032.

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

Additionally, our special sales department has been increasingly seeking opportunities to sell unused materials and by-products, aiming for zero landfill waste and for internal reutilization. In 2024, the special sales department achieved over R$324.7 million in revenue from commercializing unused materials and by-products.

The Revalora platform is responsible for managing industrial and urban waste that can be used as an alternative fuel in cement kilns. The Revalora platform leverages our existing co-processing initiatives and strengthens our sustainable operations.

Biodiversity and Ecosystem Services

We protect approximately 90,500 hectares of natural areas representing approximately four times the area occupied by our operations. In addition, for more than 20 years we have carried out programs for monitoring fauna and flora in the areas potentially impacted by our operations.

Our ESG committee has biodiversity as one of its priority agenda items and has formed a working group to develop action plans to protect the biomes where our operations are conducted. In 2024, we implemented the Biodiversity Index for Operations in all our applicable units, which is based on the Biodiversity Indicator and Reporting System guide from the International Union for Conservation of Nature and measures the biodiversity condition of operational units.

Moreover, in 2024, we established the integration of the process and mapping of critical risks related to climate and nature through a single matrix.

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

Social Matters

Human Rights

Since 2020, we are a signatory of the Global Compact, to which we committed to abide by its principles to support and respect the protection of human rights and to ensure that we are not complicit in any human rights violations. Moreover, we are committed to upholding human rights and adopt measures and tools to ensure and promote the protection and respect of all individuals to prevent, mitigate, and remedy any potential impacts that may violate human rights.

In 2023, a formal human rights diligence process took place in the municipality of Congonhas, state of Minas Gerais, where Casa de Pedra Mine is located. The work was developed based on the framework of the UN Guiding Principles for Business & Human Rights, used as the main tool to identify risks and impacts on human rights associated with our business activities.

The due diligence process, along with the action plan, aims to mitigate potential human rights risks, strengthening our practices. In 2024, 56% of these actions were already completed or underway, reinforcing our commitment to human rights protection. The unit continues to implement the mitigation plan, led by a dedicated multidisciplinary team.

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

In 2020, we set a goal to double our female workforce by 2025, from 14% to 28%, focusing on our commitment to the UN Global Compact. In 2024, we reached the milestone of a 25% female workforce. We also increased the female representation at our leadership positions from 15% in 2023 to 15.5% in 2024. Additionally, CSN Mineração and CSN Cimentos now have, respectively, one and two women members on their board of directors.

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

Additionally, through the CSN Foundation, we collaborate with local communities to foster social, educational, and cultural development. In 2024, we invested R$66 million in social responsibility initiatives. This included the granting of scholarships to 389 young people and support for projects that impacted over 6 thousand youths. In total, the initiatives we supported reached an audience of more than 380 thousand people.

Safety and Health

Safety is a top priority for us, and in 2024, we achieved a significant milestone, with no fatalities recorded across more than 100 million hours worked in our operations, which reflects the continuous strengthening of our safety culture. Our Health and Safety guidelines are based on best market practices, guided by regulatory standards and national and international recommendations. Additionally, through guidelines established in our policies and manuals, all direct and indirect employees are trained in actions and behaviors related to occupational safety, proactivity, legal compliance, hazard and risk mitigation and control, and the prevention of occupational accidents and illnesses.

Lusosider in Portugal and SWT in Germany hold Health Management System and Management System and Occupational Safety certifications by ISO 45.001:2018. CSN Cimentos is undergoing an adaptation process to comply with ISO 45.001:2018.

Governance Matters

We are dedicated to the continuous enhancement of our governance framework through the development and refinement of mechanisms within our governance committees.

We have a Code of Conduct that reinforces our ethical standards and the values that apply to all of our employees, including executive officers and directors. Instances of non-compliance with our Code of Conduct or with other policies, whether by employees, executive officers, directors, suppliers, or service providers, are subject to disciplinary measures, ranging from verbal or written warnings to suspension or dismissal or, in the case of third parties, termination of the relationship. We maintain a whistleblower channel for reports of suspected instances of non-compliance with our Code of Conduct or with other policies. In 2024, 100% of our employees were trained in compliance, covering our Code of Conduct and Anti-Corruption Policy.

For more information on our Code of Conduct, see “Item 16. Reserved—16B. Code of Ethics.”

Regulatory Matters

Environmental Regulation

We are subject to Brazilian federal, state and municipal environmental laws and regulations governing air emissions, water waste discharges, solid and hazardous waste handling and disposal, wildlife management, forest maintenance, dangerous products transportation and preservation of traditional communities. We are committed to controlling the substantial environmental impact caused by our steelmaking, mining, cement, logistics and energy operations, in accordance with international standards and in compliance with environmental laws and regulations in Brazil. We believe we are in material compliance with applicable environmental requirements. While the Brazilian government has authority to promulgate environmental regulations setting forth minimum standards of environmental protection, state and local governments have the power to enact more stringent environmental regulations.

We are subject to regulation and supervision by the Brazilian Ministry of Environment (Ministério do Meio Ambiente), or MMA, the environmental national council (Conselho Nacional do Meio Ambiente), which is responsible for enacting technical regulations and environmental protection standards, and the Brazilian Institute of Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or IBAMA, which is responsible for enforcing environmental laws at the federal level. The environmental regulations of the state of Rio de Janeiro, in which the Presidente Vargas Steelworks and Cantagalo cement plant are located, are enforced by the governments of the state of Rio de Janeiro and of its applicable municipalities, and supervised by the state environment institute (Instituto Estadual do Ambiente), or INEA, and the municipal environmental secretariat of each of Volta Redonda and Cantagalo.

In the state of Minas Gerais, where our main mining operations and certain of our cement operations are located, we are subject to regulations and supervision by the Environmental Policy Council (Conselho Estadual de Política Ambiental – COPAM), the Regional Superintendent of Environment and Sustainable Development (Superintendência Regional de Meio Ambiente – SUPRAM), the Water Management Institute of Minas Gerais (Instituto Mineiro de Gestão das Águas – IGAM), the State Forestry Institute (Instituto Estadual de Florestas – IEF) and the State Environmental Foundation (Fundação Estadual do Meio Ambiente – FEAM), which are the competent bodies of the Secretary of State for the Environment and Sustainable Development of Minas Gerais (Secretaria de Estado de Meio Ambiente e Desenvolvimento Sustentável – SEMAD). We are also subject to local regulators, including the municipal environmental secretariats of Congonhas, Belo Vale, Ouro Preto and Rio Acima for our mining operations, and Arcos, Barroso, Montes Claros and Pedro Leopoldo, for our cement operations.

We are exposed to laws and regulations such as the law the state of Rio de Janeiro, through INEA, which requires steelmaking and cement facilities to present action plans to reduce greenhouse gas emissions when renewing or applying for operational licenses. At the federal level, the environmental national council (Conselho Nacional do Meio Ambiente), which is responsible for enacting technical regulations and environmental protection standards, issued Resolution No. 436/2011 to address air emissions that obliged steel companies to comply with certain emission standards as of December 2018, including adjustments in the filters of plant chimneys. Moreover, the Brazilian government has established a national policy for solid waste (Política Nacional de Resíduos Sólidos), which provides for strict guidelines for solid waste management and industry targets for reverse logistics as part of the environmental licensing process. Finally, a new regulatory framework for mining operations was issued in June 2018, which has imposed regulations on our mining operations, including requests for environmental recovery of areas and investments for the granting of mining concessions.

In the second half of 2022, we initiated cement operations in certain Brazilian states, and consequently, new regional environmental agencies started to regulate our activities, such as: superintendence of environmental administration (Superintendência de Administração do Meio Ambiente) and the executive water management agency (Agência Executiva de Gestão das Águas do Estado da Paraíba) in the state of Paraíba; institute of the environment and water resources (Instituto do Meio Ambiente e Recursos Hídrico) in the state of Bahia; Secretary of State for environment and sustainable development (Secretaria de Estado de Meio Ambiente e Desenvolvimento Sustentável) in the state of Goiás; environmental company of the state of São Paulo (Companhia Ambiental do Estado de São Paulo); department of water and electric energy of the department of sanitation and water resources (Departamento de Águas e Energia Elétrica da Secretaria de Saneamento e Recursos Hídricos) in the state of São Paulo; and institute of environment and water resources (Instituto de Meio Ambiente e Recursos Hídricos) and state water resources agency (Agência Estadual de Recursos Hídricos) in the state of Espírito Santo.

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

Mining Regulation

Under the Brazilian Federal Constitution of 1988, or the Brazilian Constitution, all mineral resources in Brazil belong to the federal government. The Brazilian Constitution, the Brazilian Mining Code (Código de Mineração) enacted through Decree Law No. 227/1967, or the Mining Code, and mining regulations enacted through Decree No. 9,406/2018 impose various regulatory restrictions on mining companies relating to, among other things:

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

Quality requirements (chemical and physical) are the key “modifying factors” in the definition of ore reserves at Casa de Pedra mine and were properly accounted for by our mine planning department.

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

Antitrust Regulation

We are subject to various laws in Brazil which seek to maintain a competitive commercial environment. Competition law and practice in Brazil are governed by Law No. 12,529, dated November 30, 2011, which came into force on May 30, 2012, and provided for significant changes in the Brazilian antitrust system’s structure, including the creation of the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica), or CADE. This law introduced a mandatory pre-merger notification system, as opposed to the post-merger review system previously in force. CADE is composed of an Administrative Tribunal of Economic Defense (Tribunal Administrativo de Defesa Econômica), a General-Superintendence (Superintendência-Geral) and a Department of Economic Studies (Departamento de Estudos Econômicos).

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

United States: Anti-dumping (AD) and Countervailing Duties (CVD)

In the United States, we are subject to regulation and supervision by the U.S. Department of Commerce, the ITC, the International Trade Administration, or ITA, and the Import Administration, or IA.

Corrosion Resistant Products

In September 2024, Steel Dynamics, Inc., Nucor Corporation, United States Steel Corporation, Wheeling-Nippon Steel, Inc., and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, filed an antidumping petition with respect to certain corrosion resistant steel products (CORE) from Australia, Brazil, Canada, Mexico, the Netherlands, South Africa, Taiwan, Turkey, the UAE, and Vietnam. The anti-dumping petitions were accompanied by countervailing duty petitions concerning imports of CORE from Brazil, Canada, Mexico, and Vietnam.

In October 2024, the U.S. Department of Commerce initiated both antidumping and countervailing duty investigations with respect to corrosion resistant steel from Brazil and the ITC announced affirmative preliminary injury determinations with respect to corrosion resistant steel imports from Brazil.

On February 4, 2025, the U.S. Department of Commerce announced the affirmative preliminary determinations in the countervailing duty investigations of CORE from Brazil, Canada, Mexico, and Vietnam. Our preliminary subsidy rate was 1.72%. The final determination is expected to be announced by June 2025.

Section 232

In April 2017, the President of the United States, Donald Trump, requested an investigation under Section 232 of the U.S. Trade Expansion Act to determine if steel imports were harming U.S. national security. As a result of this investigation, in March 2018, the U.S. government implemented Section 232 measures and imposed an ad valorem tariff of 25% on imported steel. Brazil obtained a temporary suspension of the measure until the end of April 2018, which was extended to the end of May 2018. After the suspension, Brazil entered into an agreement with the United States, which established quotas for semi-finished steel products based on average exports between 2015 and 2017 and quotas for finished steel products based on average exports between 2015 and 2017 with a reduction of 30%. Section 232 subjected us to a quota for exports of slabs, cold and hot-rolled steel sheets, pre-painted corrosion resistant, Al-Zn and tin mill products.

In February 2025, President Donald Trump signed new executive orders that raised tariffs on steel and aluminum and “derivative” products from all countries to a flat 25% tariff, with no exceptions or exemptions. This directly impacts suppliers in Brazil and other countries, including us.

In April 2025, President Donald J. Trump signed an executive order (regulating imports with a reciprocal tariff to rectify trade practices that contribute to large and persistent annual United States goods trade deficits), declaring a national emergency with respect to the threat from various foreign trade and economic policies and practices and imposing new tariffs on imports of all articles into the United States customs territory, subject to certain exceptions. The executive order directs the imposition of a new baseline 10% ad valorem rate of duty on imports from almost all U.S. trading partners, as well as jurisdiction-specific ad valorem rates of duty on 57 countries and territories. Currently, Brazil will be subject to the original 10% tariff baseline and some goods, such as steel products that are already subject to Section 232 tariffs, are currently not subject to the reciprocal tariff. The executive order follows several other tariff-related measures that were imposed by the Administration earlier this year, including with respect to imports from Canada, China and Mexico, and imports of steel, aluminum, automobiles, and automobile parts.

European Union: Anti-dumping

In the European Union, we are subject to regulation and supervision by the European Commission.

Hot-Rolled Products

In July 2016, the European Commission initiated an anti-dumping investigation concerning imports of certain hot-rolled flat steel products originating from Brazil, Iran, Russia, Serbia and Ukraine. The investigation was limited to a reasonable number of exporting producers by using a sample in accordance with Article 17(1) of Regulation (EU) 2016/1036 of the European Parliament. Three companies; CSN, Usiminas and Arcelor Mittal, collectively responsible for 97% of total steel exports from Brazil to the European Union, were chosen as part of the sample subject to investigation.

In January 2017, the European Commission issued a regulation establishing that imports of hot-rolled flat steel products originating from Brazil and Russia be subject to customs registration, meaning that all imports cleared after January 7, 2017 would be exposed to the risk of retroactive collection of duties against Brazil at the end of the investigation.

In October 2017, the European Commission issued a final determination imposing definitive anti-dumping duties for the exports of hot-rolled steel products into the European Union from Brazil. The duties imposed were a tariff rate of 53.4 euros/ton for CSN, 63 euros/ton for Usiminas, 54.5 euros/ton for Arcelor Mittal and 55.8 euros/ton for Gerdau.

In October 2022, the European Commission initiated the five year “sunset review” of anti-dumping duties on imports of certain hot-rolled flat steel products originating from, among other countries, Brazil. The final result was issued in December 2023, maintaining the anti-dumping order for another five years.

Tin Free Steel

In September 2021, the European Commission initiated an anti-dumping investigation concerning imports of electrolytic chromium coated steel (tin free steel) products originating from Brazil and China. The European Commission issued a preliminary determination in May 2022, opting not to impose provisional duties on the imports of hot-rolled products from Brazil into the European Union. In October 2022, the European Commission issued a final determination imposing definitive anti-dumping duties for the exports of electrolytic chromium coated steel products into the European Union from Brazil. The duties imposed were a tariff rate of €348.39/ton for CSN.

Safeguard Measures

Prompted by the United States’ adoption of Section 232 measures, the European Union initiated, in April 2018, an investigation into safeguards for imports of 26 categories of steel products. In February 2019, a definitive European Union regulation imposed safeguard measures on imports of hot-rolled, cold-rolled and tin mill products and imposed quotas for the next three years. The quota system is divided into specific quotas for countries which participation in exports is above 5% on all European Union imports, and global quotas for the countries which participation is below 5% of European Union imports. Unlike the U.S. quotas pursuant to Section 232, the European Union quotas provide for imports above the quota, subject to a 25% tariff. Because our hot-rolled products are already subject to anti-dumping duties, these exports are unaffected by the European Union quotas. In the case of our cold-rolled and tin mill products, because the European Union quotas have not been reached since implemented, these exports have also been unaffected.

Consequently, the European Commission extended the measures until July 2026.

CBAM

European Union Regulation No. 2023/956, establishing the Carbon Border Adjustment Mechanism (CBAM) aimed at combating carbon leakage from cement, iron, steel and aluminum, has entered into force in October 2023. The regulation institutes a carbon tax on these products originated in other countries and destined for trade within the European Union. European Union importers have to report import volumes and the quantity of greenhouse gases originated in the imported goods as of October 1, 2023. As this is a transition phase, no financial adjustment will be required at this time.

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

Since 2001, Canada has had an anti-dumping order in place relating to hot-rolled sheets and coils from Brazil. However, as of the date of this annual report, we are not affected by this anti-dumping order since we do not export hot-rolled sheets or coils to Canada.

Brazil

In Brazil, we are subject to regulation and supervision by the MDIC, the Secretary of Foreign Trade (Secretaria de Comércio Exterior), and the Brazilian Department of Trade Defense (Departamento de Defesa Comercial), or DECOM.

Ongoing Anti-dumping Investigations

Tin mill products: In February 2024, DECOM initiated an anti-dumping investigation concerning the imports of tin mill products (tin free steel and tin plate) originating from China.

In October 2024, the executive management committee of Brazil’s Foreign Trade Chamber approved the affirmative preliminary determination and application of provisional anti-dumping of tin mill products from China. The provisional duties were applied for a period of up to six months, in the form of a specific rate set in U.S. dollars per ton. The final determination is expected to be released by June 2025.

Cold Rolled Products: In March 2024, DECOM initiated an anti-dumping investigation concerning the imports of pre-painted products originating from China.

In March 2025, DECOM’s preliminary findings concluded that the effects of dumping in the exports of cold-rolled flat products to Brazil caused the deterioration in the domestic industry’s indicators. According to DECOM, the dumping profit margins found ranged from 74% to 115%. The final determination is expected by September 2025.

Corrosion resistant products (HDG and AlZn): In September 2024, DECOM initiated an anti-dumping investigation concerning the imports of corrosion resistant products originating from China.

In April 2025, DECOM’s preliminary findings concluded that the effects of dumping in the exports of corrosion resistant products to Brazil caused the deterioration in the domestic industry’s indicators. According to DECOM, the dumping profit margins found ranged from 67% to 76%. The final determination is expected by October 2025.

Pre-painted products: In September 2024, DECOM initiated an anti-dumping investigation concerning the imports of pre-painted products originating from China and India. In April 2025, DECOM’s preliminary findings concluded that the effects of dumping in the exports of pre-painted products to Brazil caused the deterioration in the domestic industry’s indicators. According to DECOM, the dumping profit margins found ranged from 31.9% to 46.9% for China and 21.7% for India. The final determination is expected by October 2025.

For more information, see “Item 3. Key Information––3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Protectionist and other measures adopted by foreign governments could adversely affect our export sales.”

Brazilian Import Tariffs

In April 2024, the Brazilian government approved the inclusion of eleven steel items (including four hot-rolled, two cold-rolled, hot-deep galvanized, galvalume, wire-rod and two tubes items) on a list to raise the import tax to 25% and established import volume quotas, implying that the tariff will only increase by 25% once the established quotas are exceeded. The method to calculate quotas is the average imports from 2020 to 2022 for each tariff code number of The Southern Common Market, or Mercosul, with an additional 30%. The measure is effective for twelve months and will be overseen by the Ministry of Industry, Foreign Trade, and Services (Ministério do Desenvolvimento, Indústria, Comércio e Serviços), or MDIC.

Overview of Steel Industry

Global Steel Industry

The global steel industry comprises hundreds of steelmaking facilities divided into two major categories: integrated steelworks and non-integrated steelworks, depending on the method used for producing steel. Integrated plants, which accounted for approximately two-thirds of worldwide crude steel production in 2024, typically produce steel by smelting in blast furnaces the iron oxide found in ore and refining the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, in electric arc furnaces. Non-integrated plants (sometimes referred to as mini-mills), which accounted for approximately one-third of worldwide crude steel production in 2024, produce steel by melting scrap metal, occasionally complemented with other metallic materials, such as direct reduction iron or hot-briquette iron, in electric arc furnaces. Industry experts expect that a lack of a reliable and continuous supply of quality scrap metal, as well as the high cost of energy, may restrict the growth of mini-mills.

Steel continues to be the material of choice in the automotive, construction, machinery and other industries. Notwithstanding potential threats from substitute materials such as plastics, aluminum, glass and ceramics, especially for the automotive industry, steel continues to demonstrate its economic advantage.

In 2022, global crude steel production was 1,879 million tons, which represented a decrease of 81 million tons, or 4.2%, as compared to 2021, due to a decrease in crude steel production of the main steel producing countries, including China, Japan, United States, Russia and Ukraine.

In 2023, global crude steel production was 1,892 million tons and was stable as compared to 2022. In 2024, global crude steel production was 1,885 million tons, maintaining a stable level with a decrease of 0.4% compared to 2023, due to the production in India, Turkey and Vietnam and a high performance of Chinese blast furnace managing to offset a stronger slowdown in North American, Russia, Asia and Oceania.

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

According IBGE, Brazil’s GDP, grew by 3.0%, 2.9% and 3.4% in 2022, 2023 and 2024, respectively. In 2024, the global crude steel production was 1,885 million tons, maintaining a stable level with a decrease of 0.4% compared to 2023.

The Brazilian flat steel sector is shifting production to the higher value-added consumer durable sector, which is highly dependent on domestic consumer confidence that, in turn, is affected by economic policies and certain expectations of the current government administration. Over the past years, automobile manufacturers made significant investments in Brazil. In 2024, the apparent consumption of steel in Brazil increased 8.7% compared to 2023.

Capacity Utilization

Installed capacity in Brazil in 2024 was estimated at 51.0 million tons.

Exports/Imports

Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products. The Brazilian steel industry has taken several steps towards expanding its capacity to produce value-added products. The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years. Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports). In 2024, steel imports reached 5.95 million tons, which represented an increase of 18% as compared to 2023, and steel exports reached 9.5 million tons, or a decrease of 18.3%, as compared to 2023.

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

Competition in the Global Steel Industry

In 2024, Brazil maintained its place as the largest producer of crude steel in South America, with a production output of 33.751 million tons and a 2% share of total global production, according to data from the World Steel Association, or WSA. In 2024, Brazil maintained the ninth position in the global steel production ranking, accounting for 61% of total production in South America.

We compete on a global basis with the world’s leading steel manufacturers. We have positioned ourselves in the world market with a product mix characterized by high margins and strong demand, such as tin plate and galvanized products. We have relatively low-cost, and sufficient availability of labor and energy resources, and own high-grade iron ore reserves. These global market advantages are partially offset by costs of transporting steel throughout the world, usually by ship. Shipping costs, which protect the domestic steel market, put pressure on our export prices. To maintain our position in the world steel market in light of the highly competitive international environment with respect to price, we must maintain our product quality and customer service at a high level. See “—Regulatory Matters—Protectionist Measures” for a description of protectionist measures adopted by steel-importing countries that could adversely affect our competitive position in the global steel industry.

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

According to the Brazilian Steel Institute (Instituto Aço Brasil), the Brazilian steel industry comprises 31 mills managed by eleven corporate groups, with an aggregate installed annual capacity of approximately 51 million tons, producing a full range of flat, long, carbon, stainless and specialty steel.

The following table sets forth the production of crude steel by Brazilian companies in the periods indicated:

	2022	2023
	(in millions of tons)
Production
Flat Steel
Gerdau	6.5	5.8
Usiminas	2.7	2.1
ArcelorMittal Tubarão	6.6	6.6
CSN	3.8	3.1

Long Steel
Ternium Brasil	4.4	4.4
Other	10.1	10.0
Total	34.1	32.0

_____________

Source: Brazilian Steel Institute (Instituto Aço Brasil).

*2024 data was not available as of the date of this annual report.

Overview of Mining Industry

Global Mining Industry

Currently, several countries play a significant role as iron ore producers, including Australia, Brazil, South Africa, Canada, China, India, Guinea, Russia, Sweden, Ukraine, Chile, Peru, and others.

Australia is the world’s largest exporter, with annual exports of approximately 975 Mt. Most of this iron ore is shipped to the Asian market, with China receiving 85%, and Japan, South Korea, and Taiwan collectively receiving 12%, while the remainder is distributed globally.

Brazil is the second largest iron ore producer in the world, with annual exports of 400 Mt. Most of Brazil’s production comes from major companies such as us, Vale, Samarco and Anglo American (Minas Rio Project). Recently, junior miners have also been investing to access the export market. Brazil has two main iron ore production states: Pará and Minas Gerais.

Several factors differentiate Brazil from Australia. Firstly, the market destination for Brazilian ore is diverse, reaching Asian, European, and American (both South and North America) markets. Secondly, the quality of iron ore; Australian ore typically has higher alumina and lower silica contents, whereas Brazilian ore is the opposite. Despite these differences, Brazil remains in the first quartile of the cost curve, similar to Australia, due to its premium products, efficient processing systems, relatively low labor costs, and integrated owned-operated transport systems.

China also plays a significant role in supplying domestic iron ore to its steel mills, with an average production of 280 million tons per annum. However, Chinese iron ore is predominantly low-grade magnetite, with an average raw ore grade estimated at 25% Fe. Consequently, most of it must undergo industrial processing to concentrate it to a usable 62% Fe content for steel mills. The main production regions are in North and Southwest China, and 75% of this iron ore is either captive to steel mills or sourced from regions less sensitive to international prices.

Brazilian Mining Industry

The Brazilian mining industry is focused on the extraction of iron, copper, gold, aluminum, nickel and niobium, which provides a surplus in Brazil’s trade balance, seizing vast natural mineral reserves and creating a high number of direct and indirect jobs. In 2024, the Brazilian mining industry accounted for 16% of Brazil’s total exports and 10% of Brazil’s trade balance.

According to The Commodity Exchange Inc., or Comex, in 2024, China was the country that most imported from the Brazilian mining industry, having imported a total of US$27.9 billion. Of the total exports of the Brazilian mining industry in 2024, 71.2% were related to iron ore, 10% to copper, 8% to precious metals and 10.8% to others.

Brazil is well-positioned as a supplier of the world’s iron ore demand. In 2024, Brazil accounted for 21% of the global production of iron ore, with 440 million metric tons, according to the global research and consulting firm Wood Mackenzie.

In addition, according to the MME, Brazil’s total iron ore reserves represented a volume of 34 billion metric tons in 2024, which accounted for approximately 15% of global iron ore reserves, evidencing the importance of Brazil to the global iron ore extraction sector.

Brazilian iron ore is considered as high quality and contains a low level of contaminants in its composition. Due to these characteristics, exported iron ore has gained ground in international markets, particularly in China, where recent regulatory changes have led Chinese steel producers to turn to higher quality iron ore.

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

Overview of Cement Industry

Cement is one of the primary inputs used in construction and, as such, the cement industry is closely tried to trends and developments in the civil construction market, which is, in turn, highly sensitive to macroeconomic conditions. In particular, GDP growth and declining interest rates tend to increase credit availability, thereby stimulating demand in the civil construction sector.

In Brazil, the civil construction market in Brazil is largely driven by infrastructure and affordable housing projects, which together account for a significant share of overall construction activity. One of the key government-led initiatives in this area is the Green and Yellow Housing Program (Programa Casa Verde e Amarela) designed to address the country’s housing deficit through affordable housing projects. As of December 31, 2024, Brazil faced an estimated deficit of approximately 6.3 million residential units, according to the Union of Real Estate Purchase, Sale and Administration Companies (Sindicato das Empresas de Compra, Venda e Administração de Imóveis), or SECOVI.

Additionally, Brazil’s infrastructure sector presents considerable opportunities for expansion. Despite being the tenth largest economy in the world in 2024 in terms of GDP, according to the World Bank, the country continues to experience significant infrastructure bottlenecks. These structural gaps represent a major opportunity for growth in civil construction and, consequently, in cement demand.

Overview of Logistics Industry

Brazil’s logistics industry plays a critical role in supporting national economic activity, given the country’s continental dimensions and its reliance on the transportation of goods over long distances. The sector is characterized by its heavy dependence on road transport, which accounts for the majority of freight movement, followed by rail, maritime, and air transport. However, the country’s logistical infrastructure still faces significant challenges that impact efficiency and cost competitiveness.

The Brazilian transportation network is marked by structural bottlenecks, including limited railway coverage, underutilization of inland waterways, and port congestion. Road infrastructure, while extensive, is often inadequately maintained, particularly in remote or rural areas. These conditions result in high logistical costs, extended lead times, and increased operational risks, especially for companies reliant on integrated supply chains and bulk commodity transport.

In recent years, the sector has seen increased private and public investment through concessions and public-private partnerships aimed at modernizing and expanding key infrastructure assets.

Overview of Energy Industry

The Brazilian energy market is characterized by a diverse energy matrix, with hydropower accounting for about 60% of the country’s installed capacity. This reliance on hydropower is due to Brazil’s extensive river systems and favorable geographical conditions, which make it an ideal location for hydroelectric plants. Additionally, Brazil has significantly invested in renewable sources such as solar and wind energy. These investments are driven by government policies aimed at reducing carbon emissions and promoting sustainable development, as well as the growing demand for clean energy from both consumers and industries. In 2023, the internal energy supply recorded a growth of 3.5%, reflecting the post-pandemic economic recovery and increased final consumption. This growth indicates a robust energy sector that is adapting to changing economic conditions and consumer needs.

4C. Organizational Structure

We conduct our business directly and through subsidiaries. For more information on our organizational structure, see note 9 to our audited consolidated financial statements included elsewhere in this annual report.

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

The table below sets forth certain material information regarding our properties as of December 31, 2024. For more information, see note 10 to our audited consolidated financial statements included elsewhere in this annual report.

Description	Activity		Country	State	City	Title
CSN	Presidente Vargas Steelworks	Steel Mill	Brazil	Rio de Janeiro	Volta Redonda	Owned
CSN	CSN Paraná	Galvanized and Pre-Painted Products	Brazil	Paraná	Araucária	Owned
CSN	CSN Porto Real	Galvanized Steel Producer	Brazil	Rio de Janeiro	Porto Real	Owned
CSN	Service Center	Distributor	Brazil	São Paulo	Mogi das Cruzes	Owned
CSN	Service Center	Distributor	Brazil	Bahia	Camaçari	Owned
CSN	Thermoelectric Plant	Energy	Brazil	Rio de Janeiro	Volta Redonda	Owned
CSN	Long Steel Plant	Long steel Manufacturer	Brazil	Rio de Janeiro	Volta Redonda	Owned
CSN	Distribution Center	Distributor	Brazil	Rio Grande do Sul	Canoas	Third Parties
CSN	Steel Distribution Center	Distributor	Brazil	Minas Gerais	Contagem	Third Parties
CSN	Distribution Center	Steel Distributor	Brazil	Rio Grande do Sul	Caxias do Sul	Third Parties
CSN	Distribution Center	Steel	Brazil	São Paulo	Jacareí	Third Parties
CSN	Distribution Center	Steel Distributor	Brazil	Bahia	Camaçari	Third Parties

Description	Activity		Country	State	City	Title
CSN	Distribution Center	Steel Distributor	Brazil	Santa Catarina	Joinville	Third Parties
CSN	Distribution Center	Distributor	Brazil	São Paulo	Vargem G. Paulista	Third Parties
CSN	Office	Office	Brazil	São Paulo	São Paulo	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	Mogi das Cruzes	Owned
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Minas Gerais	Uberlândia	Owned
CSN Cimentos	Arcos Mine	Limestone Mine	Brazil	Minas Gerais	Arcos	Owned
CSN Cimentos	Clinker and Cement Plant	Cement Manufacturer	Brazil	Minas Gerais	Arcos	Owned
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	Mauá	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	Ribeirão Preto	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	Americana	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	São José dos Campos	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	São Paulo	Osasco	Third Parties
CSN Cimentos	Cement Plant	Cement Manufacturer	Brazil	Rio de Janeiro	Volta Redonda	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Rio de Janeiro (Arará)	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Rio de Janeiro (Campo Grande)	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Queimados	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Itaboraí	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Rio de Janeiro	Barra Mansa	Third Parties
CSN Cimentos	Distribution Center	Cement Distributor	Brazil	Minas Gerais	Arcos	Third Parties
CSN Cimentos	Mine	Limestone Mine	Brazil	Paraíba	Pitimbu	Owned
Companhia Metalúrgica Prada	Service Center	Distributor	Brazil	São Paulo	Mogi das Cruzes	Owned
Companhia Metalúrgica Prada	Service Center	Distributor	Brazil	São Paulo	Bebedouro	Owned
Companhia Metalúrgica Prada	Steel Can Manufacturer	Packaging	Brazil	São Paulo	São Paulo	Owned
Companhia Metalúrgica Prada	Steel Can Manufacturer	Packaging	Brazil	Minas Gerais	Uberlândia	Owned
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	Rio de Janeiro	Resende	Third Parties
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	Rio Grande do Sul	Pelotas	Third Parties
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	Rio de Janeiro	Barão de Juparanã	Owned
Companhia Metalúrgica Prada	Distribution Center	Steel Roll	Brazil	São Paulo	Salto	Third Parties
Companhia Metalúrgica Prada	Distribution Center	Distributor	Brazil	São Paulo	Piracicaba	Third Parties
Companhia Metalúrgica Prada	Distribution Center	Distributor	Brazil	Minas Gerais	Contagem	Third Parties
CSN Mineração	Iron Ore Mine	Iron Ore Mine	Brazil	Minas Gerais	Congonhas	Owned and Third Parties
CSN Mineração	Ouro Preto Mine	Iron Ore Mine	Brazil	Minas Gerais	Ouro Preto	Owned
CSN Mineração	TECAR – Coal Terminal	Iron Ore Shipment	Brazil	Rio de Janeiro	Itaguaí	Third Parties
Minérios Nacional	Fernandinho Mine	Iron Ore Mine	Brazil	Minas Gerais	Rio Acima	Third Parties
ERSA	ERSA Office	Tin Mine	Brazil	Rondônia	Ariquemes	Owned
ERSA	ERSA Mine	Tin Mine	Brazil	Rondônia	Itapuã do Oeste	Owned
Companhia Siderúrgica Nacional, LLC	CSN LLC Office	Office	USA	Illinois	Chicago	Third Parties
Lusosider	Lusosider	Flat Steel Producer	Portugal	Seixal	Seixal	Owned

Description	Activity		Country	State	City	Title
SWT	SWT	Steel Profile	Germany	Saalfeld-Rudolstadt	Unterwellenborn	Owned
Consórcio Usina Hidrelétrica de Igarapava	Hydroelectric Facility	Energy	Brazil	São Paulo	Igarapava	Owned
Itá Energética S.A.	Hydroelectric Facility	Energy	Brazil	Rio Grande do Sul	Aratiba	Owned
TECON	TECON – Terminal de Containers	Logistics	Brazil	Rio de Janeiro	Itaguaí	Third Parties
MRS	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
FTL	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
TLSA	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
Elizabeth Cimentos S.A.	Cement Plant	Cement Manufacturer	Brazil	Paraíba	Alhandra	Owned
Elizabeth Cimentos S.A.	Distribution Center	Cement Distributor	Brazil	Bahia	Salvador	Third Parties
CSN Cimentos	Cargo Terminal	Cargo Terminal	Brazil	São Paulo	Ribeirão Preto	Owned
CSN Cimentos	Cargo Terminal	Cargo Terminal	Brazil	Pernambuco	Recife	Third Parties
CSN Cimentos	Cargo Terminal	Cargo Terminal	Brazil	Rio Grande do Norte	Macaíba	Third Parties
CSN Cimentos	Rio Blender e Cargo Terminal	Rio Blender e Cargo Terminal	Brazil	Rio de Janeiro	Rio de Janeiro	Owned
CSN Cimentos	Cement plant and limestone mine	Cement plant and limestone mine	Brazil	Rio de Janeiro	Cantagalo	Owned
CSN Cimentos	Cargo Terminal	Cargo Terminal	Brazil	Minas Gerais	Barbacena	Owned
CSN Cimentos	Cement plant Capoeira Grande	Cement plant Capoeira Grande	Brazil	Minas Gerais	Barroso	Owned
CSN Cimentos	Small hydroelectric power plant Macacos	Small hydroelectric power plant Macacos	Brazil	Minas Gerais	Sacramento	Owned
CSN Cimentos	Cement plant and limestone mine	Cement plant and limestone mine	Brazil	Minas Gerais	Montes Claros	Owned
CSN Cimentos	Cement plant and Matozinhos Mine	Cement plant and Matozinhos Mine	Brazil	Minas Gerais	Pedro Leopoldo	Owned
CSN Cimentos	Clay mine	Clay mine	Brazil	Minas Gerais	Matozinhos	Owned
CSN Cimentos	Limestone extraction	Limestone extraction	Brazil	Minas Gerais	Prados	Owned
CSN Cimentos	Cement plant	Cement plant	Brazil	Paraíba	Caaporã	Owned
CSN Cimentos	Cement grinding	Cement Grinding	Brazil	Bahia	Candeias	Owned
CSN Cimentos	Cement grinding and limestone mine	Cement grinding and limestone mine	Brazil	Goiás	Cocalzinho de Goiás	Owned
CSN Cimentos	Cement grinding	Cement grinding	Brazil	Espírito Santo	Serra / Vitória	Owned
CSN Cimentos	Cement grinding and aggregate	Cement grinding and aggregate	Brazil	São Paulo	Sorocaba	Owned
CSN Cimentos	Aggregate	Aggregate	Brazil	São Paulo	Mairiporã	Owned
CSN Cimentos	Aggregate	Aggregate	Brazil	São Paulo	Cajamar	Owned
CSN Cimentos	Aggregate	Aggregate	Brazil	São Paulo	Barueri	Owned
CSN Cimentos	Concrete plant	Concrete plant	Brazil	São Paulo	São José dos Campos	Third Parties
CSN Cimentos	Concrete plant	Concrete plant	Brazil	São Paulo	São Vicente	Owned
CSN Cimentos	Concrete plant	Concrete plant	Brazil	São Paulo	Guarujá	Owned
CSN Cimentos	Cargo Terminal and Concrete plant	Cargo Terminal and Concrete plant	Brazil	São Paulo	Santo André	Owned
CSN Cimentos	Office	Office	Brazil	São Paulo	São Paulo (Verbo Divino)	Owned
Metalgráfica Iguaçu	Manufacture of metal packaging	Manufacture of metal packaging	Brazil	Paraná	Ponta Grossa	Owner

Description	Activity		Country	State	City	Title
Metalgráfica Iguaçu	Manufacture of metal packaging	Manufacture of metal packaging	Brazil	Goiás	Goiânia	Third Parties
CEEE-G	PCH Capigui	Energy	Brazil	Rio Grande do Sul	Marau	Third Parties
CEEE-G	PCH Forquilha	Energy	Brazil	Rio Grande do Sul	Maximiliano de Almeida	Third Parties
CEEE-G	PCH Guarita	Energy	Brazil	Rio Grande do Sul	Erval Seco	Third Parties
CEEE-G	PCH Herval	Energy	Brazil	Rio Grande do Sul	Santa Maria do Herval	Third Parties
CEEE-G	PCH Ijuizinho	Energy	Brazil	Rio Grande do Sul	Eugênio de Castro	Third Parties
CEEE-G	PCH Ivaí	Energy	Brazil	Rio Grande do Sul	Júlio de Castilhos	Third Parties
CEEE-G	PCH Passo do Inferno	Energy	Brazil	Rio Grande do Sul	São Francisco de Paula	Third Parties
CEEE-G	PCH Santa Rosa	Energy	Brazil	Rio Grande do Sul	Santa Rosa	Third Parties
CEEE-G	PCH Toca	Energy	Brazil	Rio Grande do Sul	São Francisco de Paula	Third Parties
CEEE-G	UHE Canastra / PCH Bugres	Energy	Brazil	Rio Grande do Sul	Canela	Third Parties
CEEE-G	UHE Ernestina	Energy	Brazil	Rio Grande do Sul	Tio Hugo	Third Parties
CEEE-G	UHE Itaúba	Energy	Brazil	Rio Grande do Sul	Pinhal Grande	Third Parties
CEEE-G	UHE Jacuí (Leonel Brizola – Maia Filho)	Energy	Brazil	Rio Grande do Sul	Salto do Jacuí	Third Parties
CEEE-G	UHE Passo Real	Energy	Brazil	Rio Grande do Sul	Salto do Jacuí	Third Parties
CEEE-G	Reservatório Blang	Energy	Brazil	Rio Grande do Sul	São Francisco de Paula	Third Parties
CEEE-G	Reservatório Divisa	Energy	Brazil	Rio Grande do Sul	São Francisco de Paula	Third Parties
CEEE-G	Reservatório João Amado	Energy	Brazil	Rio Grande do Sul	Três Passos	Third Parties
CEEE-G	Reservatório Salto	Energy	Brazil	Rio Grande do Sul	São Francisco de Paula	Third Parties
CEEE-G	Sede administrativa Salto do Jacuí	Office	Brazil	Rio Grande do Sul	Salto do Jacuí	Third Parties
CEEE-G	UHE D. Francisca(1)	Energy	Brazil	Rio Grande do Sul	Nova Palma	Third Parties
Companhia Energética Chapecó	Hydroelectric Plant(²)	Hydroelectric Plant	Brazil	Santa Catarina	Ipuaçu	Third Parties
Brasil Central Energia	Small Hydroelectric Power Station	Small Hydroelectric Power Station	Brazil	Mato Grosso	Brasnorte	Third Parties
Santa Ana Energética	Small Hydroelectric Power Station	Small Hydroelectric Power Station	Brazil	Santa Catarina	Angelina	Third Parties
CERAN – Companhia Energética Rio das Antas	UHE – Monte Claro(3)	Energy	Brazil	Rio Grande do Sul	Monte Claro	Third Parties
Jaguari Energética	PCH – Furnas de Segredo(7)	Energy	Brazil	Rio Grande do Sul	Jaguari	Third Parties
CERAN – Companhia Energética Rio das Antas	UHE – 14 de Julho(8)	Energy	Brazil	Rio Grande do Sul	Bento Gonçalves	Third Parties
CERAN – Companhia Energética Rio das Antas	UHE – Castro Alves(9)	Energy	Brazil	Rio Grande do Norte	Castro Alves	Third Parties

_____________

(1)	15% of participation.
(2)	9% of participation.
(3)	30% of participation.
(4)	10% of participation.
(5)	10% of participation.
(6)	10% of participation.
(7)	10.5% of participation.
(8)	30% of participation.
(9)	30% of participation.

For information on environmental matters with respect to certain of the facilities described above, see “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” In addition, for information on our plans to construct, expand and improve our facilities, see “—4B. Business Overview—Investments and Divestitures” and note 21 to our audited consolidated financial statements included elsewhere in this annual report.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements included elsewhere in this annual report.

5A. Operating Results

Factors Affecting our Results of Operations and Financial Condition

Brazilian Macroeconomic Scenario

As a company with most operations and a large portion of its sales in Brazil, we are affected by the general macroeconomic conditions in Brazil. The rate of economic growth in Brazil is important in determining our own growth capacity and results of operations.

The following table sets forth select Brazilian macroeconomic indicators for the periods indicated:

	Year ended December 31,
	2022	2023	2024
GDP growth (contraction) rate	3.0%	2.9%	3.5%
Inflation (IPCA)(1)	5.8%	4.7%	4.8%
Inflation (IGP-M)(2)	5.5%	(3.2)%	6.5%
CDI(3)	12.4%	13.0%	10.9%
Appreciation (depreciation) of the real against the U.S. dollar (end of period)	(6.5)%	(7.2)%	27.9%
Exchange rate at the end of period (US$1.00)	R$5.218	R$4.8413	R$6.1923
Average exchange rate (US$1.00)	R$5.165	R$4.995	R$5.3885
Unemployment rate(4)	9.3%	7.8%	6.6%

_____________

Sources: IBGE, Fundação Getúlio Vargas, Central Bank and CETIP.

(1)	The IPCA is measured by the IBGE.
(2)	The IGP-M is measured by the Fundação Getúlio Vargas.
(3)	The Interbank Deposit Rate, or CDI, represents the average interbank deposit rate performed during a given day in Brazil (accrued as of the last month of the period, annualized).
(4)	The unemployment rate (Pesquisa Nacional por Amostra de Domicílios) is measured by the IBGE.

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

Therefore, the depreciation of the real against the U.S. dollar has the following effects on our results of operations:

•	domestic revenues tend to be lower (in comparison with prior years), partially offset by an increase in foreign market sales;
•	the impact of real denominated costs of products sold and operating costs tends to be lower; and
•	financial expenses increase to the extent our exposure to U.S. dollar-denominated debt is not hedged.

On the other hand, the appreciation of the real against the U.S. dollar has the following effects on our results of operations:

•	foreign revenues tend to be lower (in comparison with prior years), partially offset by an increase in domestic market sales;
•	the impact of real denominated costs of products sold and operating costs tends to be higher; and
•	financial expenses decrease to the extent our exposure to U.S. dollar-denominated debt is not hedged. protected.

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

Effects of Inflation and Interest Rates

Inflation measured by the IPCA index was 5.8%, 4.7% and 4.8% in 2022, 2023 and 2024, respectively, and was 5.5%, (3.2)% and 6.5%, respectively, as measured by the IGP-M index.

Inflation affects our financial performance by increasing our costs and expenses denominated in reais that are not linked to the U.S. dollar. Our cash costs and operating expenses are substantially denominated in reais and have tended to follow the Brazilian inflation ratio, because our suppliers and service providers generally increase or decrease prices to reflect Brazilian inflation. In addition, certain of our real-denominated debt is indexed to consider the effects of inflation. The principal amount our real-denominated debt is generally adjusted based on inflation indices. Accordingly, a significant portion of our real-denominated debt bears interest based on the CDI rate, which is partially adjusted for inflation. The CDI rate as of December 31, 2022, 2023 and 2024 was 12.4%, 13.0% and 10.9%, respectively.

Effects of Protectionist Measures

The Brazilian government is stepping up protections for its steelmakers amid an influx of cheap imports, primarily from China, by imposing an import quota system on eleven types of alloy products. We cannot predict how long these measures will remain in place or whether there will be retaliation from other countries related to protectionist measures that could affect us. For more information on protectionist measures, see “Item 4. Information on the Company––4B. Business Overview—Regulatory Matters—Protectionist Measures.”

Steel Segment

Our results of operations and financial condition are also affected by global steel prices, which are impacted by global and domestic steel supply and demand, as well as the sales volume of our steel products. Unlike other commodity products, steel is not traded on an exchange, nor is there uniform pricing, due to wide differences in size, quality and specifications.

The steel segment has made a substantial contribution to our overall financial performance, accounting for 66.1%, 50.0%, and 53.1% of our net revenues in 2022, 2023, and 2024, respectively. The steel segment represents 45.7%, 14.3%, and 12.1% of our gross profit in in 2022, 2023, and 2024, respectively.

Steel Sector Overview

According to the World Steel Association, global crude steel production totaled 1,882.6 million tons in 2024, representing a decrease of 0.81% compared to 2023 and 0.32% compared to 2022. China remained the largest producer, accounting for 1,005.6 million tons, or approximately 53.4% of global output, a 1.7% decrease compared to 2023. India produced 149.6 million tons of crude steel in 2024, an increase of 6.3% compared to the previous year. Crude steel production in the European Union reached 129.5 million tons in 2024, up 2.6% year-over-year, while the United States produced 79.5 million tons, a 2.4% decline compared to 2023.

According to the Brazilian Steel Institute (Instituto Aço Brasil), crude steel production in Brazil reached 33.7 million tons in 2024, representing an increase of 5.4% compared to 2023. Rolled steel production totaled 23.5 million tons in 2024, an increase of 7.9% year-over-year. Apparent domestic consumption of steel products in Brazil was 26.0 million tons in 2024, an increase of 8.7% compared to 2023. Domestic steel sales rose 8.7% to 21.2 million tons. Imports totaled 5.9 million tons in 2024, an increase of 18.6% compared to 2023, while exports decreased 18.3%, from 11.7 million tons in 2023 to 9.5 million tons in 2024.

Supply and Demand

Steel prices are highly sensitive to global and domestic supply and demand dynamics, which are influenced by broader economic cycles and available production capacity. While export prices, which are quoted in U.S. dollars or euros (depending on the export destination), are based on spot transactions, there is no exchange trading of steel or uniform pricing, and pricing lacks standardization due to variations in size, chemical composition, quality, and specifications. These factors contribute to limited price transparency and comparability. Additionally, steel producers often apply discounts to list prices for recurring customers, further complicating price visibility.

Historically, export prices and margins have been lower than those in the domestic market due to added logistics costs, taxes, and tariffs, many of which cannot be passed on to customers. The share of our production allocated to exports is determined by domestic demand levels, exchange rate fluctuations, and international market price conditions.

Sales Volume

Our steel products fall into four categories: hot-rolled, cold-rolled, coated (including zinc-coated, Al-Zn, and painted), and tin mill (tin-free steel and tin plate). We forecast sales trends, in both domestic and foreign markets, on a monthly basis using historical data and continuously monitor market developments through internal systems to adjust production and inventory strategies in line with demand fluctuations.

Our ability to flexibly shift between domestic and international markets, combined with proactive inventory management, is a key competitive advantage. The following table sets forth a breakdown of our sales volumes by market in the periods indicated:

Sales Volumes		2022			2023			2024
		Tons	In market*	% of Sales Volumes	Tons	In market*	% of Sales Volumes	Tons	In market*	% of Sales Volumes
Domestic sales	Slabs	-	0.0%	0.0%	-	0.0%	0.0%	-	0.0%	0.0%
	Hot-rolled	1,266	41.2%	28.9%	1,173	40.2%	28.2%	1,424	43.5%	31.3%
	Cold-rolled	421	13.7%	9.6%	355	12.2%	8.5%	393	12.0%	8.6%
	Galvanized	887	28.8%	20.2%	875	30.0%	21.0%	934	28.5%	20.5%
	Tin Plate	274	8.9%	6.2%	260	8.9%	6.2%	219	6.7%	4.8%
	Long Steel	227	7.4%	5.2%	254	8.7%	6.1%	303	9.3%	6.7%
	Subtotal	3,075	100.0%	70.1%	2,917	100.0%	70.0%	3,273	100.0%	71.9%
Sales abroad	Slabs	8	0.6%	0.6%	0	0.0%	0.0%	-	0.0%	0.0%
	Hot-rolled	68	5.1%	5.1%	92	7.3%	2.2%	95	7.4%	2.1%
	Cold-rolled	36	2.8%	2.8%	55	4.4%	1.3%	49	3.9%	1.1%
	Galvanized	418	31.8%	31.8%	479	38.3%	11.5%	434	33.9%	9.5%
	Tin Plate	65	5.0%	5.0%	18	1.5%	0.4%	22	1.7%	0.5%
	Long Steel	719	54.7%	16.4%%	605	48.4%	14.5%%	679	53.1%	14.9%
	Subtotal	1,314	100.0%	29.9%	1,249	100.0%	30.0%	1,279	100.0%	28.1%
Total	Slabs	8		0.2%	0		0.0%	-		0.0%
	Hot-rolled	1,334		30.4%	1,265		30.4%	1,519		33.4%
	Cold-rolled	457		10.4%	411		9.9%	442		9.7%
	Galvanized	1,305		29.7%	1,354		32.5%	1,368		30.1%
	Tin Plate	339		7.7%	278		6.7%	240		5.3%
	Long Steel	946		21.5%	859		20.6%	982		21.6%
	TOTAL	4,389		100%	4,167		100%	4,551		100%

As part of our commercial strategy, we aim to increase the share of higher value-added coated products in our sales mix, particularly galvanized flat steel and tin plate. Galvanized products are primarily used in the automotive, construction, and home appliance industries, while tin plate serves the packaging market. The following table sets forth a breakdown of our net operating revenue from the sale of steel products by market in the indicated periods:

Net Operations Revenue		2022			2023			2024
		in millions of R$	In market*	% of Sales Volumes	in millions of R$	In market*	% of Sales Volumes	in millions of R$	In market*	% of Sales Volumes
Domestic sales	Slabs	-	0.0%	0.0%	-	0.0%	0.0%	-	0.0%	0.0%
	Hot-rolled	7,126	35.7%	24.9%	5,325	182.5%	127.8%	5,875	179.5%	129.1%
	Cold-rolled	2,640	13.2%	9.2%	1,860	63.7%	44.6%	1,931	59.0%	42.4%
	Galvanized	6,531	32.7%	22.8%	5,353	183.5%	128.5%	5,413	165.4%	118.9%
	Tin Plate	2,556	12.8%	8.9%	2,556	87.6%	61.3%	2,073	63.3%	45.5%
	Long Steel	1,118	5.6%	3.9%	1,118	38.3%	26.8%	1,324	40.5%	29.1%
	Beams	-	0.0%	0.0%	-	0.0%	0.0%	-	0.0%	0.0%
	Subtotal	19,971	100.0%	69.8%	16,212	555.7%	72.7%	16,616	507.7%	72.7%
Sales abroad	Slabs	25	0.3%	0.0%	0	0.0%	0.0%	75	5.9%	1.7%
	Hot-rolled	379	4.4%	0.0%	402	6.6%	1.8%	285	22.3%	6.3%
	Cold-rolled	212	2.5%	0.0%	265	4.3%	1.2%	239	18.7%	5.2%
	Galvanized	3,030	35.1%	0.0%	2,514	41.3%	11.3%	2,386	186.6%	52.4%
	Tin Plate	604	7.0%	0.0%	140	2.3%	0.6%	226	17.7%	5.0%
	Long Steel	-	0.0%	0.0%	-	0.0%	0.0%	-	0.0%	0.0%
	Beams	4,371	50.7%	0.0%	2,765	45.4%	12.4%	3,021	236.3%	66.4%
	Subtotal	8,621	100.0%	30.2%	6,086	100.0%	27.3%	6,232	487.5%	27.3%
Total	Slabs	25		0.1%	0		0.0%	(75)		☐%)
	Hot-rolled	7,501		25.6%	5,727		25.2%	6,160		26.6%
	Cold-rolled	2,731		9.3%	2,124		9.4%	2,169		9.4%
	Galvanized	9,561		32.6%	7,867		34.6%	7,799		33.7%
	Tin Plate	3,151		12.0%	2,695		11.9%	2,299		9.8%
	Long Steel	5,436		18.5%	3,882		17.1%	4,343		18.8%
	Other Products	573		2.0%	423		1.9%	463		2.0%
	TOTAL	28,978		100%	22,718		100%	23,158		100%

Mining Segment

Our results of operations and financial condition are also affected by the price for iron ore, which is pegged to a global commodity price, and our sales volume.

In 2022, 2023 and 2024, our mining segment represented 28%, 38% and 30% of our net revenues. In 2024, 88% of our mining revenues came from exports and 12% from the domestic market, compared to 89% and 11%, respectively, in 2023.

Mining Sector Overview

From 2022 onwards, geopolitical factors such as the conflict between Russia and Ukraine and escalating tensions between Israel and Palestine, along with macroeconomic factors such as high global interest rates, created moments of instability in the global commodities market.

The beginning of 2023 was marked by a lifting of the COVID zero policies in China among a series of economic stimulus to reach the country’s GDP target by the end of the year and reignite the several sectors such as the civil construction, manufacturing, automotive and others. These measures had a positive short-term effect, but weren’t enough to prevent a slowdown in growth, especially in the property market, which was historically one of the main consumers of steel. By the second half of the year, the world saw an increase in the steel production in China with higher blast furnaces rates due to several economic packages from the Chinese government. One of the main objectives was to boost the consumption of goods, the manufacturing and infrastructure sectors in order to mitigate the deceleration of the property market sector and dissipate major risks of not reaching the GDP targets.

In 2024, iron ore prices experienced highs and lows throughout the year and the average iron ore prices decreased 9.3% to US$103.4dmt as compared to $128.30dmt in the same period of 2023. The beginning of the year was marked by the highest values, mainly due to expectations of Chinese fiscal stimulus and restocking activity for the Chinese New Year. However, once demand fell short and inventory built up, prices began to decline from higher levels until they reached a stable level in the second quarter, partially offset by increased steel production and Chinese stimulus for the property sector. Combining high port inventories, lack of domestic demand, and decreased Chinese steel production after the summer, prices experienced a sharp fall in third quarter, with some recovery towards the end of the year due to stimulus measures and improved steel fundamentals.

For more information regarding updates in the Chinese market, see “Item 3. Key Information––3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Adverse economic conditions in China and an increase in global iron ore production capacity could materially and adversely affect us.”

In 2022, 2023 and 2024, our mining segment represented 28%, 38% and 30% of our net revenues. In 2024, 88% of our mining revenues came from exports and 12% from the domestic market, compared to 89% and 11%, respectively, in 2023.

Cement Segment

Our results of operations and financial condition are also affected by the price for our cement products and our sales volume.

In 2022, 2023 and 2024, our cement segment represented 6.4%, 9.9% and 10.9% of our net revenues, respectively, and 6.4%, 7.2% and 11.8% of our gross profit, respectively.

According to the National Union of the Cement Industry (SNIC), the real estate market continued to heat up in the second half of the year, even with all the pressures of high interest rates, which shows a still poignant dynamism with new launches being announced, especially in the Minha Casa, Minha Vida segment. The year 2024 ended with a cement sales volume 3.4% higher than the previous year, reaching 64.7 million tons and highlighting all the resilience that the civil construction and infrastructure sectors have shown.

Logistics and Energy Segments

The performance of our logistics and energy segments is directly related to the performance of our steel and mining segments. In 2022, 2023 and 2024, these segments represented an aggregate of 6.6%, 7.6% and 8.6% of our net revenues, respectively, and an aggregate of 6.7%, 10.6% and 12.1% of our gross profit, respectively. A material portion of the revenues in these segments is derived from our steel and mining operations, which utilize our logistics network and energy output.

Accounting for Mining Production Used in Our Steel Production

We are currently self-sufficient for the iron ore used in our steel production, except for pellets. We extract iron ore from our mines owned by CSN Mineração, which mines, in 2024, provided approximately 3.5 million tons of iron ore. We sell the remainder of our iron ore production to third parties in Brazil and abroad.

We record the cost of iron ore for our steel production on our income statement in cost of products sold at its extraction cost plus transport cost from the mine. In 2022, 2023 and 2024, these costs were R$1,488 million, R$1,199 million and R$1,250 million, respectively.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRS Accounting Standards, as issued by the IASB, and present our accounting policies in the respective notes. The accounting policies adopted by us for the year ended December 31, 2024, are consistent to prior years. In preparing our consolidated financial statements, we make estimates concerning a variety of matters, some of which are highly uncertain, and our estimates involve judgments we make based on the information available to us. For more information, see notes 2.b and 2.d to our audited consolidated financial statements included elsewhere in this annual report.

Recently Issued Accounting Pronouncements Not Adopted by Us

The standards, amendments to standards and IFRS Accounting Standards interpretations issued by the IASB that are not yet effective and were not early adopted by us for the year ended December 31, 2024 are described in note 2.e to our audited consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents certain financial information with respect to our results of operations for each of the years ended December 31, 2022, 2023 and 2024:

	Year ended December 31,
	2022	2023	2024	2024(1)
	(in millions of R$, except per share data)			(in millions of US$, except per share data)
Net operating revenues	44,362	45,437	43,687	7,055
Cost of products sold	(31,054)	(33,475)	(31,991)	(5,166)
Gross profit	13,308	11,962	11,696	1,889
Operating expenses
Selling	(2,576)	(3,729)	(5,453)	(881)
General and administrative	(674)	(761)	(856)	(138)
Equity in results of affiliated companies	238	351	448	72
Other expenses	(2,908)	(3,087)	(1,818)	(294)
Other income	253	450	252	41
Total	(5,667)	(6,776)	(7,427)	(1,200)

Profit before financial income (expenses)	7,642	5,186	4,269	689
Non-operating income (expenses), net
Financial income	(78)	1,656	1,398	226
Financial expenses	(3,437)	(5,807)	(7,211)	(1,165)
(Loss) income before taxes	4,127	1,035	(1,544)	(250)
Income tax
Current	(1,538)	(1,036)	(1,301)	(210)
Deferred	(421)	404	1,306	211

Net income (loss) for the period	2,168	403	(1,539)	(249)

Net income (loss) attributable to noncontrolling interest	6134	721	1,053	170
Net income (loss) attributable to CSN	1,554	(318)	(2,592)	(419)
Basic Earnings/(loss) per common share	1.17108	(0.23996)	(1.95450)	(0.31563)
Diluted Earnings/(loss) per common share	1.17108	(0.23996)	(1.95450)	(0.31563)

_____________

(1)	Translated solely for the convenience of the reader at the rate of R$6.1923 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2024, as reported by the Central Bank.

Year 2024 Compared to Year 2023

We maintain integrated operations in five business segments: steel, mining, cement, logistics, and energy. We manage and control the performance of our various business segments considering our proportional interest in our jointly controlled entity MRS, reflected in the figures presented below.

Our consolidated results for the years ended December 31, 2023 and 2024 by business segment are presented in the table below:

	Year ended December 31, 2023
	Steel	Mining	Port	Railway(1)	Energy	Cement	Corporate Expenses/ Elimination	Consolidated
	(in millions of R$)
Net revenue
Domestic market	16,516	1,804	266	2,645	546	4,511	(4,209)	22,079
Foreign market	6,201	15,331	–	–	–	–	1,827	23,359
Total net revenue	22,717	17,135	266	2,645	546	4,511	(2,382)	45,438
Cost of sales and services	(21,008)	(9,932)	(249)	(1,493)	(441)	(3,644)	3,292	(33,475)
Gross profit	1,709	7,203	17	1,152	105	867	910	11,963
Selling, general and administrative expenses	(1,219)	(421)	(11)	(219)	(58)	(558)	(2,005)	(4,491)
Other operating (income) expenses, net	(1,065)	(975)	(1)	10	189	(254)	(542)	(2,638)
Equity in results of affiliated companies	–	–	–	–	–	–	351	351
Operating result before net financial income (expenses) and taxes	(575)	5,807	5	943	236	55	(1,286)	5,185

_____________

(1)	Railway logistics in our segment break-down includes our investee MRS, which is not consolidated in our audited consolidated financial statements and is reflected only in equity in results of affiliated companies.

	Year ended December 31, 2024
	Steel	Mining	Port	Railway(1)	Energy	Cement	Corporate Expenses/ Elimination	Consolidated
	(in millions of R$)
Net revenue
Domestic market	16,901	1,511	353	2,892	521	4,766	(4,604)	22,340
Foreign market	6,277	11,582	–	–	–	–	3,488	21,347
Total net revenue	23,178	13,093	353	2,892	521	4,766	(1,116)	43,687
Cost of sales and services	(21,759)	(8,202)	(262)	(1,674)	(419)	(3,384)	3,711	(31,989)
Gross profit	1,419	4,891	91	1,218	102	1,382	2,595	11,698
Selling, general and administrative expenses	(1,290)	(267)	(11)	(266)	(49)	(816)	(3,610)	(6,309)
Other operating (income) expenses, net	(864)	(11)	(13)	270	(61)	(95)	(791)	(1,565)
Equity in results of affiliated companies	–	–	–	–	–	–	448	448
Operating result before net financial income (expenses) and taxes	(735)	4,613	67	1,222	(8)	471	(1,358)	4,272

_____________

(1)	Railway logistics in our segment break-down includes our investee MRS, which is not consolidated in our audited consolidated financial statements and is reflected only in equity in results of affiliated companies.

Net Operating Revenues

Net operating revenues decreased R$1,751 million, or 4%, from R$45,438 million in 2023 to R$43,687 million in 2024, due to the reduction in the average iron ore price over the year.

Net domestic operating revenues increased R$262 million, or 1.2%, from R$22,079 million in 2023 to R$22,340 million in 2024, due to the increase in sales volume and prices in the steel segment.

Net revenues of exports and sales abroad decreased R$2,012 million, or 8.6%, from R$23,359 million in 2023 to R$21,347 million in 2024, due mainly to lower iron ore prices and a decrease in sales volume in our mining segment.

Steel

Steel net operating revenues increased R$461 million, or 2.0%, from R$22,717 million in 2023 to R$23,179 million in 2024. Sales volume increased 9.2%, from 4,166 million tons in 2023 to 4,551 million tons in 2024. Steel net domestic operating revenues increased R$385 million, or 2.3%, from R$16,516 million in 2023 to R$16,901 million in 2024. Steel net revenues of exports and sales abroad increased R$76 million, or 1.2%, from R$6,201 million in 2023 to R$6,277 million in 2024, due to higher steel prices and sales volume.

Mining

Mining net operating revenues decreased R$4,043 million, or 23.6%, from R$17,136 million in 2023 to R$13,093 million in 2024, due to a decrease of 0.3% in sales volume, from 42.7 million tons in 2023 to 42.5 million tons in 2024. In 2024, iron ore production reached 42.0 million tons, which represented a 1.5% decrease over the same period in 2023, which reflects the strategy adopted throughout the year of prioritizing margin over volume, with a lower volume of iron ore purchases from third parties.

Cement

Our net operating revenues from the cement segment increased R$255 million, or 5.7%, from R$4,511 million in 2023 to R$4,766 million in 2024, mainly due to a 5.9% increase in sales volume. This increase in sales volume was due the strategy adopted to make the most of the logistics modal and distribution centers, to enter new markets, gain market share and leveraging efficiencies gains from synergies.

Logistics

In 2023, net operating revenues from railway logistics were R$2,645 million and net operating revenues from port logistics were R$266 million, while in 2024, net operating revenues from railway logistics were R$2,892 million and net operating revenues from port logistics were R$353 million. In 2024, port logistics handled 1,308 thousand tons of steel products, 58 thousand tons of general cargo, 135 thousand units of containers and 658 thousand tons of bulk.

Energy

Our net operating revenues from the energy segment decreased R$25 million, or 4.4%, from R$546 million in 2023 to R$521 million in 2024, mainly due to the normalization of operational activities after the severe flood event in the state of Rio Grande do Sul.

Cost of Products Sold

Cost of products sold decreased R$1,484 million, or 4.4%, from R$33,475 million in 2023 to R$31,991 million in 2024, mainly due to the lower volume of iron ore purchases from third parties.

Steel

Steel costs of products sold increased R$751 million, or 3.6%, from R$21,008 million in 2023 to R$21,759 million in 2024, mainly due to higher sales volume in the period.

Mining

Our mining costs of products sold decreased R$1,730 million, or 17.4%, from R$9,932 million in 2023 to R$8,202 million in 2024, mainly due to a reduction of 30.6% of sales volume, further supported by lower purchase activity tied to production costs during the period.

Cement

Cost of products sold attributable to our cement segment decreased R$260 million, or 7.1%, from R$3,644 million in 2023 to R$3,384 million in 2024, mainly due to the progress in leveraging efficiencies gains from synergies and the greater dilution of fixed costs.

Logistics

Cost of services attributable to our logistics segment increased R$195 million, or 11.2%, from R$1,742 million in 2023 to R$1,936 million in 2024, mainly due to adjustments in fuel prices.

Energy

Cost of products sold attributable to our energy segment decreased R$22 million, or 5.0%, from R$441 million in 2023 to R$419 million in 2024, mainly due to adjustments in energy prices and hydrological conditions.

Gross Profit

Gross profit decreased R$266 million, or 2.2%, from R$11,963 million in 2023 to R$11,697 million in 2024, with an impact on gross margin of 0.5 p.p., mainly due to strong revenue growth in steel, with greater cost control in mining and cement.

Steel

Gross profit in the steel segment decreased R$290 million, or 17.0%, from R$1,709.5 million in 2023 to R$1,419.2 million in 2024, due to the reasons discussed above.

Mining

Gross profit in the mining segment decreased R$2,313 million, or 32.1%, from R$7,203.8 million in 2023 to R$4,890 million in 2024, due to the reasons discussed above.

Cement

Gross profit in the cement segment increased R$516 million, or 59.5%, from R$866 million in 2023 to R$1,382 million in 2024, due to the reasons discussed above.

Logistics

Gross profit in the logistics segment increased R$139 million, or 11.9%, from R$1,169 million in 2023 to R$1,308 million in 2024, due to the reasons discussed above.

Energy

Gross profit in the energy segment decreased R$2.2 million, or 2.9%, from R$105 million in 2023 to R$102 million in 2024, due to the reasons discussed above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased R$1,819 million, or 58.7%, from R$4,490 million in 2023 to R$6,309 million in 2024. Selling expenses increased R$1,724 million, or 46.2%, from R$3,729 million in 2023 to R$5,453 million in 2024, mainly due to an increase in average freight rates, which effects were partially offset by a decrease in volume sold pursuant to cost, insurance and freight – CIF agreements. General and administrative expenses increased R$95 million, or 12.5%, from R$761 million in 2023 to R$856 million in 2024.

Other Operating Income (Expenses)

Other net operating income (expenses) decreased R$1,071 million, or 40.6%, from a net operating expense of R$2,637 million in 2023 to a net operating expense of R$1,565 million in 2024.

Other operating income decreased R$214 million, or 45.9%, from R$466 million in 2023 to R$252 million in 2024, mainly due to (i) R$248 million relating to a tax recuperation, and (ii) the gain on the sale of Consortium Machadinho in 2023 whose actual impact on variation is R$106 million.

Other operating expenses decreased R$1,285 million, or 41.4%, from R$3,103 million in 2023 to R$1,818 million in 2024, mainly due to R$1,356 million of cash flow hedge accounting realized.

Equity in Results of Affiliated Companies

Equity in results of affiliated companies increased R$97 million, or 27.6%, from a gain of R$351 million in 2023 to a gain of R$448 million in 2024, mainly due to an increase in the net income of our investee MRS and the Panatlantica’s evaluate through the equity method due to the acquisition of 18.61% of shares in 2023.

Operating Income

Operating income decreased R$918 million, or 17.7%, from R$5,187 million in 2023 to R$4,269 million in 2024, due to the reasons discussed above.

Net Financial Income (Expenses)

Net financial expenses increased R$1,662 million, or 40.0%, from R$4,151 million in 2023 to R$5,813 million in 2024, mainly due to (i) a decrease of R$941 million in gains on our shares in Usiminas, (ii) an increase of R$127 million in income from financial investments, (iii) an increase of R$566 million in interest expense on borrowings, financing and debentures, (iv) a decrease of R$102 million in interest expenses on forfaiting risk operations, (v) an increase of R$174 million of commissions, bank fees and guarantee, which effects were partially offset by (vi) an increase of R$1,027 million in foreign exchange results and monetary variation, and, (vii) a decrease of R$702 million as the result of derivative operations.

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

At statutory rates, we had an income tax and social contribution expense of R$352 million in 2023 and R$525 million in 2024, which represents 34% of our income before taxes. After adjustments to meet the effective income tax rates, we recorded an income tax and social contribution expense of R$633 million in 2023 and R$5 million in 2024. Expressed as a percentage of pretax income, our effective income tax rate was 61% in 2023 and 0% in 2024. In 2024, in order to meet the effective income tax rate, we had a negative net adjustment of R$520 million, mainly due to a negative impact of R$633 million in tax on the results of subsidiaries at different rates or not taxed.

It is not possible to predict future adjustments to federal income tax and social contribution statutory rates, as they depend on interest on shareholders’ equity, tax incentives and non-taxable factors, including income from offshore operations and tax losses from offshore operations.

For further information, see note 18.b to our audited consolidated financial statements included elsewhere in this annual report.

Net Income for the Year

In 2024, we recorded a net loss of R$1,538 million, as compared to a net income of R$403 million in 2023. The variation of R$1,941 million, or 482%, was due to the reasons discussed above.

Year 2023 Compared to Year 2022

For this discussion, see our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 30, 2024.

5B. Liquidity and Capital Resources

Overview

Our main uses of funds are capital expenditures and debt repayments. We have historically met these requirements with cash generated by our operating activities and through the issuance of short and long-term debt instruments. In 2024, we met our cash needs primarily through a combination of operating cash flow, cash and cash equivalents on hand and newly issued long-term debt instruments in order to repay the portion of our total debt maturing in 2024.

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

Sources of Funds and Working Capital

Cash Flows

Cash and cash equivalents increased to R$23,310 million as of December 31, 2024, as compared to R$16,046 million as of December 31, 2023.

Operating Activities

Cash provided by operating activities increased R$1,358 million, or 18.6%, from R$7,293 million in 2023 to R$8,651 million in 2024, mainly due to the R$1,941 million variation in our net income, adjusted by R$3,236 million in certain reconciling items that do not represent cash receipts or disbursements, the positive change of R$925 million in the fair value of our Usiminas shares, and the positive change of R$2,047 million in the foreign exchange variations, partially offset by the negative change of R$902 million in deferred income taxes.

Additionally, we had net changes in certain operating assets and liabilities, including an increase of R$442 million of a one-time assignment of credit rights of the amounts overpaid for rail freight from April 1994 to March 1996 to RFFSA, an increase of R$1,213 million in taxes recoverable, an increase of R$2,123 million in advance of customers, and an increase of R$898 million as settlement of our Platts iron ore index hedge, which effects were partially offset by a decrease of R$2,011 million in trade payables, and a variation of R$2,209 million in inventories.

Investing Activities

Cash used in investing activities decreased R$3,469 million, or 75.6%, from R$4,589 million in 2023 to R$1,120 million in 2024, mainly due to an increase of R$1,086 million to acquire certain property, plant and equipment, which effects were partially offset by our receipt of cash and equivalents in the amount of R$4,420 million from the sale of a minority stake of approximately 11% in our subsidiary CSN Mineração to Itochu Corporation, reflecting the variation of R$4,305 million on investing activities in cash flow.

Financing Activities

Cash used in financing activities varied R$1,428 million, or 107.8%, from cash provided by financing activities of R$1,324 million in 2023 to cash used in financing activities of R$104 million in 2024, mainly due to a decrease of R$2,965 million in debt amortization payments in 2024, as compared to 2023, and a decrease of R$5,491 million in new borrowings, financing and debentures. These effects were partially offset by a decrease of R$1,446 million in dividends and interest on shareholders’ equity paid in 2024, as compared to 2023.

Trade Accounts Receivable Turnover Ratio

Our trade accounts receivable turnover ratio, which is the ratio between our trade accounts receivable and our net operating revenues, measured in days of sales, was 23 days, 23 days and 21 days as of December 31, 2022, 2023 and 2024, respectively.

Inventory Turnover Ratio

Our inventory turnover ratio, which we measure by dividing our inventories by our annualized cost of products sold, measured in days of cost of products sold, was 119 days, 91 days and 105 days as of December 31, 2022, 2023 and 2024, respectively.

Trade Accounts Payable Turnover Ratio

Our trade accounts payable turnover ratio, which we measure by dividing our trade accounts payable by our cost of products sold, measured in days of cost of products sold, was 143 days, 136 days and 110 days as of December 31, 2022, 2023 and 2024, respectively. This decrease in extension of payment terms reflects our renegotiation of commercial terms with our suppliers and contractors.

Liquidity Management

Given the capital intensive and cyclical nature of our industry and the generally volatile Brazilian macroeconomic environment, we retain cash on hand to run our operations and to meet our short-term financial obligations. As of December 31, 2024, cash and cash equivalents were R$23,310 million, as compared to R$16,046 million as of December 31, 2023 and R$11,991 million as of December 31, 2022.

As of December 31, 2024, our short-term and long-term indebtedness accounted for 15.5% and 84.5%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately 54 months.

Capital Expenditures and Investments

•	In 2024, we had capital expenditures and investments of R$5,526 million, mainly as follows:

•	R$2,826 million related to our steel segment: productivity and modernization projects to improve performance, including major overhauls of coke batteries, automation and efficiency improvements, maintenance and spare parts across all of our steel facilities;
•	R$1,852 million related to our mining segment: mining expansion projects, investments in tailings filtering and expansion of the Itaguaí port;
•	R$601 million related to our cement segment: sustaining projects in our Barroso, Arcos, Volta Redonda, Pedro Leopoldo, Caaporã, Alhandra and Montes Claros units; and
•	R$247 million related to our logistics and energy segments.

Debt and Derivative Instruments

As of December 31, 2023 and 2024, our total debt (composed of current and non-current portions of borrowings and financings) was R$44,859 million and R$56,915 million (including transactions costs), respectively, which represents 227.9% and 368.2% of shareholders’ equity as of December 31, 2023 and 2024, respectively. As of December 31, 2024, our short-term debt (comprising current borrowings and financings, which includes the current portion of long-term debt) was R$8,822 million and our long-term debt (comprising non-current borrowings and financings) was R$48,093 million.

As of December 31, 2024, approximately 34.6% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars. Our policy is to protect ourselves against foreign exchange losses and interest rate losses on our debt, which we do through financial hedging instruments.

The following table sets forth our borrowings, financing and debentures, which we record at amortized cost, as of December 31, 2024:

	As of December 31, 2024
	Current liabilities	Non-current liabilities
	(in millions of R$)
Debt agreements in the international market
Variable interest:
US$
Prepayment	2,331	7,586
Fixed interest:
US$
Bonds, perpetual bonds, facility, CCE and ACC	2,804	24,162
EUR
Facility	658	305
	5,793	32,053
Debt agreements in Brazil
Variable interest:
R$
BNDES/FINAME, debentures, NCE and CCB	3,109	16,603
Total borrowings and financing	8,902	48,656
Transaction costs and issue premiums	(81)	(563)
Total borrowings and financing + transaction costs	8,821	48,093

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

In February 2024, CSN Resources S.A. issued additional US$200.0 million in aggregate principal amount of 8.875% senior notes due 2030, which were initially issued in December 2023. The notes are guaranteed by us and were consolidated and formed a single fungible series with the issuer’s US$500.0 million in aggregate principal amount of 8.875% notes due 2030 initially issued in December 2023.

In April 2024, we issued non-convertible debentures, in two series, in an aggregate principal amount of R$800.0 million. The two series of debentures have a 10-year and a 15-year final tenor, with interest rate indexed to IPCA.

In June 2024, CSN Mining International GmbH entered into a long-term agreement for the supply of iron ore with the Swiss trader Glencore International AG, pursuant to which Glencore will prepay up to US$255.0 million, with respect to the supply of approximately 6.5 million tons of iron ore over four years, commencing in December 2024. In September 2024, CSN Mining International GmbH entered into an amendment to the advance agreement in the amount of US$300.0 million for the additional supply of 7.2 million tons of iron ore.

In September 2024, Cargill International Trading Pte Ltd. concluded a prepayment of US$450.0 million to CSN Mining International GmbH for the supply of 9.2 million tons of iron ore during four years with six ships per year with 180,000 tons each, totaling 54 ships for the period of the contract.

In November 2024, we issued non-convertible debentures, in two series, in an aggregate principal amount of R$500.0 million. The two series of debentures have a 10-year and a 15-year final tenor, with interest rate indexed to IPCA.

In December 2024, Cargill International Trading Pte Ltd. concluded a prepayment of US$175.0 million to CSN Mining International GmbH for the supply of approximately 3.8 million tons of iron ore during five years with six ships per year with 180,000 tons each, totaling 21 ships for the period of the contract, also in December 2024, CSN Mining International GmbH entered into a long-term agreement for the supply of iron ore with the Swiss trader Glencore International AG, pursuant to which Glencore prepays up to US$180.0 million, with respect to the supply of approximately 4.3 million tons of iron ore over five years, commencing in June 2025.

The following chart sets forth our debt maturity profile as of December 31, 2024 (amounts do not consider accrued interest, transaction costs or premiums on issuance):

The following table sets forth the maturity profile of our long-term debt as of December 31, 2024, gross of transaction costs and premiums on issuance:

Maturity	Principal Amount
(in millions of R$)
2025	8,903
2026	6,195
2027	7,053
2028	11,717
2029	1,750
2030	5,942
2031	7,299
2032	5,370
2033	744
After 2033	2,587
Total	57,560

We expect to fully pay, using cash flows from operating activities or new financings, or refinance the portions of our indebtedness due in 2024 to 2026.

Contractual Obligations

The following table presents our long-term contractual obligations as of December 31, 2024:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of R$)
Contractual Obligations
Accrued finance charges(1)	644	81	217	116	230
Taxes payable in installments	161	118	24	12	7
Gross debt	57,559	8,903	24,965	7,692	15,999
“Take-or-pay” contracts	7,686	2,575	3,064	525	1,522
Derivatives swap agreements(2)	306	–	5	23	278
Leasing agreements(3)	841	206	308	76	251

Purchase Obligations
Raw materials(4)	4,035	3,899	114	22	–
Maintenance(5)	3,517	1,767	1,490	260	–
Utilities/fuel(6)	9,462	1,611	2,130	995	4,726
Total	84,211	19,160	32,317	9,721	23,013

_____________

(1)	These accrued finance charges refer to the cash outflow related to the contractual interest expense of our long-term debt and were calculated using the contractual interest rates taken forward to the maturity dates of each contract.
(2)	Derivative swap agreements were calculated based on market prices as of December 31, 2024.
(3)	Refers to TECON, TECAR and FTL concessions agreements.
(4)	Refers mainly to purchases of coal, tin, aluminum and zinc, which comprise part of the raw materials for steel manufacturing and take-or-pay contracts.
(5)	We have outstanding contracts with several contractors in order to maintain our plants in good operating condition; due to the strong demand for specialized maintenance service, the term of some of these contracts is for more than one year.
(6)	Refers mainly to natural gas, power supply and cryogenics, which are provided by limited suppliers and with some of whom we maintain long-term contracts.

Off-Balance Sheet Arrangements

In addition to the debt that is reflected on our balance sheet, we have the following guarantees of debt of other companies and “take-or-pay” contractual obligations:

Guarantees of Debt

We guarantee 100% of the loans granted by BNDES and Banco do Nordeste/FNE to TLSA and 47.3% of the debentures held by FDNE and issued by TLSA. The aggregate principal amount outstanding under the loans and debentures guaranteed by us as of December 31, 2024 was R$3,881 million.

Under the TLSA Investment Agreement we and our partners, Valec and FDNE, agreed that if the construction of Northeastern Railway System II requires funds in addition to the budget agreed on, they will be provided by us or third parties under trackage right agreements.

“Take-or-Pay” Contractual Obligations

The following table sets forth our payment obligations under our “take-or-pay” agreements for the years presented:

	Payments in the period
	2024	2025	2026	2027	After 2027	Total
	(in millions of R$)
Type of service
Transportation of iron ore, coal, coke, steel products, cement and mining products	2,196	1,981	1,572	138	1,937	7,824
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets	567	558	457	495	309	2,386
Processing of slag generated during pig iron and steel production	21	2	–	33	5	61
Oil storage and handling	4	3	3	3	6	19
Labor and consultancy services	26	31	31	31	93	212
Total	2,814	2,575	2,063	700	2,350	10,502

MRS

Following is a description of our take-or-pay contractual obligations under our outstanding agreements with MRS:

Transportation of Iron Ore, Coal and Coke to Volta Redonda

In 2024, the volume set for iron ore and pellets was 6.8 mkt and the volume set for coal, coke and other smelter products was 3.2 mkt, with a guarantee of payment of at least 85% of forecast annual revenue.

Transportation of Iron Ore for Export from Itaguaí

In 2024, the volume set for iron ore was 40.5 mkt, with a guarantee of payment of at least 85%. We may increase by up to 10% or decrease by up to 15% the volume set in the agreement every year, considering the volume informed in the previous year.

Transportation of Steel Products

The agreement covers the transportation of steel products from the Presidente Vargas Steelworks to third-party terminals and customers. In 2024, the volume set for steel products was 1.8 mkt, with a guarantee of payment of at least 80%.

Cement Transportation

This agreement covers transportation of bagged cement from the cement plant at Presidente Vargas to our terminals. In 2024, the volume set was 1,147.5 kt, with a guarantee of payment of at least 80%.

Ferrovia Centro Atlântica

Following is a description of our take-or-pay contractual obligations under our outstanding agreements with Ferrovia Centro Atlântica. The calculation of “take-or-pay” contracts with Ferrovia Centro Atlântico considers the total volume performed in clinker and limestone contracts, regardless of the percentage transported of each.

Transportation of Limestone

This agreement covers transportation of limestone from the city of Arcos to the city of Volta Redonda. In 2024, the volume set under this agreement was 1.8 mkt, with 100% of performance volume guaranteed.

Transportation of Clinker

This agreement covers transportation of clinker products from the city of Arcos to the city of Volta Redonda. In 2024, the volume set under this agreement was 660 kt, with 100% of performance volume guaranteed.

The calculation of amounts under our “take-or-pay” contracts with Ferrovia Centro Atlântico considers the total volume transported of clinker and limestone, regardless of the percentage transported of each.

5C. Research and Development, Patents and Licenses, Etc.

We have more than 70 years of research, development and innovation experience and were the first Brazilian steelmaker to produce coated and pre-painted steels. Innovation is a fundamental part of our strategy as a pioneer in process, product and commercial solutions in the businesses in which we operate. We remain committed to quality and the ongoing pursuit of initiatives that deliver enhanced value to our customers and stakeholders.

Innovation is a strategic pillar for CSN and a lever for sustainable growth. Since 2018, we have been strengthening CSN Inova, an innovation platform that catalyzes the transformation of our businesses towards management that is even more focused on ESG.

With four work pillars focused on resolving our challenges, CSN Inova has complementary tools to implement innovation strategies with impact in the short, medium and long term. Aiming to decarbonize our production processes and generate more efficiency in our operations, CSN Inova prioritizes development projects, partnerships and investments in technologies and solutions for industry 4.0, new production routes, digital transformation, data science, new materials and the circular economy.

On the first front, CSN Inova Open and Tech conducts a systemic and collaborative innovation process, aimed at solving strategic challenges and finding opportunities that represent a high operational, socio-environmental and financial impact for us, and opportunities to develop new and strategic technological pathways. The challenges and opportunities currently prioritized are reducing the consumption of fossil fuels and electricity, increasing the availability of assets, reducing logistical expenses, digitizing and optimizing processes for decision-making based on data, new products and materials, environmental recovery and reuse of waste and new forms of payment and financing to increase sales.

The innovation management methodology considers the elements of open innovation and is based on an in-depth diagnosis, which involves mapping processes in our various segments, areas and operations, including the analysis of pain points and related indicators. Based on these diagnoses, pilot projects (with reduced scope and quick implementation) are built and executed to test technologies and solutions that adhere to the mapped challenges. After evaluating these pilots using measurable indicators, the initiatives are escalated in an organized manner within our businesses.

In 2024, we had a total of 80 initiatives underway, of which eleven were in the planning phase, 16 were piloted and 22 were being scaled, representing a 27% increase in relation to the number of scaled projects in 2023, which demonstrates the maturity of CSN Inova’s portfolio. The main objective of innovation management is to prioritize challenges and projects that are in fact relevant to us, and such prioritization is carried out based on strategic alignment with our business, the materiality matrix, technological maturity, economic potential and, above all, in operational and financial indicators. Between 2019 and 2024, the projects led by CSN Inova resulted in substantial gains of approximately R$700 million, driven by cost reductions.

Additionally, in 2024, we developed new technological routes for processing steel slag and mine tailings to be use as cementitious material to reduce the clinker content. There was also an assessment of technologies for producing cold-agglomerated pellets and briquettes without the use of fossil fuels, representing a significant advance in the green steel production value chain.

Finally, for challenges where technologies are at lower maturity levels and require research and development (R&D), CSN Inova Open and Tech is bringing businesses closer to universities and research centers in Brazil and abroad, fostering the creation of projects for technology development.

On the second front, CSN Inova Ventures is one of the first Brazilian corporate venture capital vehicles focused on industry 4.0 and is responsible for bringing us closer to startups and solutions in Brazil and abroad, in addition to agents that are a reference in the venture capital ecosystem, investment funds and accelerators. The objective is to capture the best investment opportunities in disruptive technologies with high growth potential that allow the transition from traditional industries to a more intelligent, connected and sustainable future.

CSN Inova Ventures ended 2024 with seven companies in its portfolio, with new contributions expected to be made throughout 2025, maintaining the focus in investment verticals, defined according to our operational challenges.

Furthermore, as of the constitution of our ESG Committee in February 2021, CSN Inova Ventures has also consolidated itself as one of the corporate venture capital vehicles in the world whose ESG Transition is integrated to act as a tool of transition, seeking technologies, strategy and main objectives of each of our material sustainability topics. The integration of CSN Inova Ventures’ activities into our socio-environmental transition strategy contributes to our agility in accelerating its sustainability agenda.

On the third front, aiming to ensure the continuity of our operations and the evolution of our development purpose, CSN Inova Bridge is responsible for the integrated management of our ESG innovation strategy, working together with various leaders and areas of businesses to identify how, with whom and what are the main challenges and transition opportunities related to our materiality matrix. Our ESG committee, which advises our board of directors, is the result of extensive research on governance models in sustainability and innovation in public companies, banks and funds conducted by CSN Inova Bridge. Our ESG committee operates as a socio-environmental innovation laboratory, whose risks and opportunities are discussed based on our sustainability materiality matrix in a systemic, integrated, experimental and participatory manner. Always in a network and with multidisciplinary teams from the operation to the corporate level, it unlocks and leverages resources for critical structural projects, mobilizes the connection between knowledge from the social innovation ecosystem and trains employees in order to stimulate the dissemination and scale of the culture of sustainability. In addition, it centralizes the ESG communication activities of our businesses, in an effort to gradually establish transparent communication with its stakeholders.

Finally, CSN Inova Bridge operates in continuous collaboration with the sustainability area and the CSN Foundation and focuses on the transformation of territories through the joint construction of an innovative local economy. The construction of local territorial development strategies prioritizes the dialogue with local communities, which strengthens their autonomy, and generates social development and environmental sustainability.

CSN Inova also focuses on mapping and developing new partnerships, products, and revenue sources for us, acting as a venture builder. CSN Inova’s goal is to drive innovation in our operations and businesses, while offering market solutions with a focus on a more sustainable future and value creation. Additionally, CSN Inova has developed new business ventures with strategic partners, contributing technical knowledge, scaling strategies, and technology adaptation for other sectors. In return, it receives a share of the revenue generated from these products. Partnerships have already been established in supply and green hydrogen sectors.

CSN’s Research and Development Center, with more than seven decades of experience, is located in Volta Redonda and plays a key role in promoting innovation and technological advancement in the steel industry. At the center of this structure is our General Management of Product Development, which is responsible for developing new products and strengthening our competitiveness. With a focus on excellence, this area works in the diversification of the portfolio, the optimization of our product mix and the implementation of new technologies, contributing to the continuous evolution of our industrial processes. The laboratory infrastructure of our Research Center is composed of 17 high-tech laboratories, specialized in physical, chemical, mechanical and metallographic analysis of our steels and other alloys that are equipped with advanced technologies, such as optical and scanning electron microscopy. These laboratories ensure compliance with the strictest standards of quality.

5D. Trend Information

Steel: Crude steel production was resilient and stable in 2024 as compared to 2023, with the Chinese market accounting for over 50% of the global volume produced, offsetting the decrease in Europe. The trend for 2025 is the maintenance of a solid activity level, with the Chinese government’s incentives boosting several strategic sectors such as consumption, manufacturing, infrastructure and automakers, and helping to offset and mitigate the slowdown seen in the civil construction and a sluggish demand in real estate and property market, which increases the risks of a decrease in iron ore demand. This situation is expected to continue putting pressure on the Brazilian steel market, driven by the significant presence of imported products from China, particularly as U.S. tariffs on China increase, potentially limiting China’s access to U.S. markets.

Looking ahead to 2025, the iron ore market is expected to face significant challenges. Although the beginning of the year was marked by higher prices compared to the second half of 2024, the overall trend points to an oversupplied market.

Domestic Steel Demand in China: China’s steel demand is crucial for the global iron ore market. Despite several stimulus measures by the Chinese government, the property sector remains weak, which impacts steel demand. Approximately 30% of China’s steel demand is linked to its property market. Furthermore, China's steel production is expected to decline in the next five to ten years. This decline in steel production will likely reduce demand for lower-grade iron ore used in blast furnaces, while demand for higher-grade iron ore suitable for low-carbon steelmaking may rise.

New Economic Scenario with US Import Policies: The new import policies from the USA, including tariffs on Chinese steel imports, can disrupt the current supply chain and demand for steel globally. These policies may lead to short-term demand fluctuations, with steel mills potentially cutting production and delaying restocking of iron ore. In the long term, Chinese steel mills may increase investments in overseas bases, boosting local iron ore demand and indirectly supporting global iron ore prices. Additionally, geopolitical tensions and protectionist measures can create instability in the global commodities market.

Mining: The worldwide outlook for iron ore in 2024 was driven by China’s macroeconomic environment comprising not only the governmental interventions through its stimulus packages, but also the high utilization capacity of its steel plants, inventory levels that remained below historical averages and a surge in steel exports. The commodities’ price dynamics resulted in greater outcomes for the mining sector, with higher production and sales volumes to cover the strong demand. On the other hand, the production subsidies on the Chinese steel market increased price competitiveness in Brazil, bringing a weaker domestic dynamic and a challenging internal scenario.

New Trends for High-Grade Material: The demand for high-grade iron ore is increasing due to the shift towards greener steelmaking technologies, such as direct reduction processes using green hydrogen. High-grade iron ore, with an iron (Fe) content of 67% or more, is essential for these processes. However, the supply of suitable high-grade iron ore is limited, which could hinder the transition to zero-emissions steelmaking. To address this, mining companies are focusing on developing mines that can produce high-quality iron ores and further processing existing ores to improve their grade (beneficiation).

Price Pressure: Iron ore prices are projected to decline in 2025 due to the economic slowdown in China and of stricter protectionist measures limiting market demand for iron ore. Additionally, the upcoming Guinea Project mine, set to begin production in by late 2025, is expected to further disrupt the iron ore market by increasing supply. This oversupply, if not accompanied by a depletion of current reserves, will likely put downward pressure on prices.

Cement: In Brazil, despite the recent rise in interest rates, the economy remains quite resilient, with strong GDP performance driving higher consumption of steel and cement. Brazilian steel production remains buoyant, with a growth of 5.3% in 2024, driven by the operational normalization of local producers and steel consumption by sectors such as automotive, agricultural machinery and infrastructure projects. In the cement market, it is possible to observe a still poignant dynamism mainly in housing programs for low-income families. In addition, the Brazilian government has expressed interest in strengthening federal programs for housing, which we expect will provide important growth opportunities for the steel and cement segments.

For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Brazil—Developments and the perception of risk in other countries may adversely affect the trading price of Brazilian securities, including our common shares and the ADSs,” “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—We are exposed to substantial changes in commodities prices, including oil prices, which significantly affect the prices of our inputs and the prices of our products, and may adversely affect us” and “—Measures adopted by, or conflicts between, foreign governments could adversely affect us.”

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

Our board of directors holds at least six ordinary meetings per year and extraordinary meetings whenever necessary.

Our directors and executive officers as of the date of this annual report are:

Name	Position	Age(1)	First Elected on	Last Elected on
Board of Directors
Benjamin Steinbruch	Member	71	April 23, 1993	April 30, 2025
Fabiam Franklin	Member	58	April 28, 2016	April 30, 2025
Yoshiaki Nakano	Member	80	April 29, 2004	April 30, 2025
Antonio Bernardo Vieira Maia	Member	65	April 30, 2013	April 30, 2025
Miguel Ethel Sobrinho	Member	79	April 26, 2019	April 30, 2025

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer	71	April 30, 2002	September 22, 2021
Antonio Marco Campos Rabello	Chief Financial and Investor Relations Officer	52	March 18, 2024	March 18, 2024
Marcelo Cunha Ribeiro	Executive Officer	47	September 29, 2017	March 18, 2024
David Moise Salama	Executive Officer	58	August 2, 2011	September 22, 2021
Luis Fernando Barbosa Martinez	Executive Officer	61	August 2, 2011	September 22, 2021
Enéas Garcia Diniz	Executive Officer	65	August 13, 2024	August 13, 2024
Stephan Heinz Josef Victor Weber	Executive Officer	63	June 7, 2021	September 22, 2021
Rogério Bautista da Nova Moreira	Executive Officer	49	March 18, 2024	March 18, 2024

_____________

(1)	Age as of the date of this annual report.

Board of Directors

Following is a brief biography of the members of our board of directors:

Benjamin Steinbruch. Mr. Steinbruch has been a member of our board of directors since April 1993, where he held the position of Chairman of the Board of Directors from April 1995 until April 2023, and our chief executive officer since April 2002. He is in charge of our mining, railways and institutional strategy. He also holds the position of chairman of the board of directors and executive officer of most of the companies that are directly or indirectly controlled by us. In the past five years, he has served as first vice president of the Federation of Industries of the state of São Paulo (Federação das Indústrias do Estado de São Paulo), or FIESP, member of FIESP’s Superior Strategic Board, advisor to the Robert Simonsen Institute, chairman of the board of directors of Nacional Minérios S.A. (merged into CSN Mineração in 2015), member of the Economic and Social Development Council, and a member of the Interinstitutional Consultative Council of the São Paulo State Court of Justice. Mr. Steinbruch graduated from the Fundação Getúlio Vargas – FGV/SP Business School and specialized in marketing and finance also at Fundação Getúlio Vargas – FGV/SP.

Fabiam Franklin. Mr. Franklin is a member of our board of directors since 2016. He was a member of the board of directors of the Brazilian Association of Metallurgy and Mining (Associação Brasileira de Metalurgia, Materiais e Mineração) from 2015 to 2017. He is also chairman of the advisory board of CSN Invest Equity Investment Fund since April 4, 2016, and as director of metallurgy since May 2021. He also coordinated the CSN Financial Education Program from 2008 to 2017, and he has been working at the company as a production general manager since November 2002. Mr. Franklin graduated in metallurgical engineering from Universidade Federal Fluminense – UFF/RJ and specialized in reduction metallurgy at the McMaster University, Hamilton, Canada. He holds a master’s in business management from Fundação Dom Cabral – Belo Horizonte/MG and a master’s degree in economics from IBMEC.

Yoshiaki Nakano. Mr. Nakano has been a member of our board of directors since April 2004, and a member of our audit committee since June 2005, serving as chairman of the audit committee since October 2017. He also holds the position of member of the board of directors at Transnordestina Logística S.A. and independent member of the board of directors and coordinator of the audit committee of CSN Mineração S.A. In the past five years, Mr. Nakano was a professor of economics at Fundação Getúlio Vargas and has served as director of the School of Economics of Fundação Getúlio Vargas since 2003. Previously, he held the positions of special secretary for economic affairs at the Ministry of Finance and Secretary of Finance for the State of São Paulo. He holds a degree in business administration from Fundação Getúlio Vargas and earned his master’s and Ph.D. degrees from Cornell University in the United States.

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

Enéas Garcia Diniz. Mr. Diniz joined us in 1985, and held several key positions, including General Manager of Hot Rolling, Director of Metallurgy, Director of the Presidente Vargas Steelworks, and Director of Nacional Minérios S.A. He worked at CSN from 2005 to 2016, having previously held several managing and executive positions on companies that are directly or indirectly controlled by us. He currently also serves as Director at Fundação CSN and Minérios Nacional S.A., as well as a member of the Board of Directors of MRS Logística S.A. He holds a degree in mechanical engineering from the Pontifical Catholic University of Rio de Janeiro, a master’s in business administration from Fluminense Federal University, and from Fundação Dom Cabral.

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

Rogério Bautista da Nova Moreira. Mr. Moreira has held the position of executive legal officer since March 2024. Before joining us, he served as legal and governance director at the following companies: Odebrecht Engenharia e Construção S.A., from 2022 to 2024; Novonor S.A., from 2019 to 2022; and OR Empreendimentos Imobiliários S.A., from 2016 to 2019. He holds a law degree from Universidade Católica de Salvador, with a postgraduate degree and a master’s in tax law from the Pontifical Catholic University of São Paulo and an MBA in business management from Fundação Getulio Vargas.

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

6B. Compensation

In 2024, the total compensation paid by us to all members of our board of directors and board of executive officers for services in all capacities was R$59.6 million, which includes salaries, bonuses, profit sharing arrangements and benefits, such as medical care, pension plan contributions and life insurance, among others. In 2024, the aggregate compensation paid by us to all members of our fiscal committee for services rendered was R$0.64 million.

See “—6D. Employees” for a brief description of our profit-sharing arrangements.

6C. Board Practices

Fiscal Committee

Under Brazilian Corporate Law, shareholders may request the appointment of a fiscal committee (conselho fiscal), which is a corporate body independent of management and our external auditors. The primary responsibility of the fiscal committee is to monitor management’s activities, review financial statements and report findings to shareholders. As of the date of this annual report, we have a fiscal committee in place, which was most recently elected by our annual shareholders’ meeting in April 2025. Our fiscal committee comprises three effective members and three alternate members, of which one effective member and the respective alternate were appointed by our minority shareholders.

The effective members of our fiscal committee as of the date of this annual report are:

Name	Position	Age(1)	First Elected on	Last Elected on
Angélica Maria de Queiroz	Chairwoman	68	June 29, 2018	April 30, 2025
André Coji	Member	61	June 29, 2018	April 30, 2025
Paulo Roberto Evangelista de Lima	Member	68	April 30, 2025	April 30, 2025

_____________

(1)	Age as of the date of this annual report.

Following is a brief biography of the members of our fiscal committee:

Angélica Maria de Queiroz. Ms. Queiroz has been the chairwoman of our fiscal committee since April 2022 (she was previously an alternate member and then an effective member since June 2018). She has also served as a member of the Audit Committee of CSN Mineração S.A. since January 2021. She is an associate director of the Brazilian Public Policy Debate Center (Centro de Debate de Políticas Públicas – CDPP) and has been a member of the advisory board of the Brazilian Institute of Management and Technology (Instituto Brasileiro de Gestão e Tecnologia – IBGT) since 2005, a founding partner of Clear Horizon in 2002, a strategy consultant for national and international companies (focused on supply and distribution, production, sales and finance) and member of the fiscal committee of the non-governmental organization Américas Amigas. Ms. Queiroz was an independent consultant for our audit committee from 2011 to 2017. She holds a degree in economic sciences from the Pontifical Catholic University of Rio de Janeiro and a postgraduate degree in finance from Fundação Getúlio Vargas in Rio de Janeiro.

André Coji. Mr. Coji has been a member of our fiscal committee since June 2018. In the last five years, Mr. Coji served as an effective member of the board of directors of Via Varejo S.A. and was treasury director for a non-profit organization, Unibes, and a member of the advisory board of several Brazilian families, responsible for asset management, fiscal planning, tax and succession planning. Mr. Coji graduated in business administration from Fundação Getúlio Vargas and in law from the University of São Paulo. He has also a board of directors’ certificate from the IBGC.

Paulo Roberto Evangelista de Lima. Mr. Lima serves as an independent member of our of our fiscal committee. Mr. Lima has extensive experience in the financial and corporate governance sectors. He worked for over 20 years at Banco do Brasil S.A., where he held senior positions including director of internal controls and director of risk management, overseeing market, credit, liquidity, and operational risk across the financial conglomerate. He has held various board and fiscal council positions in major companies, including Celesc S.A., Usiminas, Cecrisa, Ipiranga, and CPFL. He holds a degree in business administration, a master’s in business administration from Fundação Dom Cabral, and has completed postgraduate studies in financial administration at IBMEC, as well as specializations in business management from Fundação Dom Cabral and in corporate governance from University of São Paulo.

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

6D. Employees

As of December 31, 2024, 2023, and 2022, we had 29,695, 26,563, and 26,766 employees, respectively. As of December 31, 2024, 96.3% of our employees were based in Brazil, and 3.7% were located in other countries where we operate, including the United States, Portugal, Germany, Switzerland, and Hong Kong.

As of December 31, 2024, our workforce was primarily concentrated in the steel, mining, cement, logistics, and energy divisions. The breakdown of employees by segment was as follows: (i) steel segment, with 15,518 employees, representing 52.3% of our total workforce; (ii) mining segment, with 8,341 employees, representing 28.1% of our total workforce; (iii) cement segment, with 3,635 employees, representing 12.2% of our total workforce; (iv) logistics segment, with 2,102 employees, representing 7.1% of our total workforce; and (v) energy segment, with 159 employees, representing 0.5% of our total workforce.

We believe we have historically maintained a constructive relationship with labor unions, and we have not experienced any material labor disputes in recent years. A significant portion of our employees are unionized, and we maintain collective bargaining agreements with several unions, which cover 100% of our employees.

We place strong emphasis on workforce development, health, and safety. In 2024, we invested approximately 837 thousand hours in training and development programs and implemented initiatives focused on employee well-being, diversity, and inclusion.

In addition, we maintain an employee profit-sharing plan for all of our employees, which allows them to earn bonuses based on our consolidated results and the results of each business unit.

We are also the main sponsor of a non-profit entity, Caixa Beneficente dos Empregados da CSN, created in July 1960. The main objective of this entity is to pay benefits that complement the Brazilian government’s social security payments to former employees. For more information, see note 30 to our audited consolidated financial statements included elsewhere in this annual report.

As part of our workforce, we also hire third-party employees. As of December 31, 2024, 2023, and 2022, we had 24,202, 19,673, and 9,726 third-party employees, respectively. The significant increase in the number of third-party employees in 2024 was primarily due to the expansion of the Itabirito Plant P15 project and our operations modernization project at UPV, both of which required additional workforce support during their implementation phases.

6E. Share Ownership

The Steinbruch family, which includes Mr. Benjamin Steinbruch, our chief executive officer, holds an indirect majority ownership interest in Vicunha Aços S.A. and Rio Iaco Participações S.A., our controlling shareholders.

Our executive officers and the members of our board of directors directly held an aggregate of 501,502 of our outstanding common shares as of December 31, 2024.

6F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

In March 2023, the holding companies of our controlling shareholders underwent a reorganization, which did not result in a change of control. As of December 31, 2024, our capital stock comprised 1,326,093,947 common shares, each of which entitles its holder to one vote at our shareholders’ meetings. Our major shareholders do not have different voting rights from our other shareholders. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Common Shares and the ADSs—Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours.”

The following table sets forth the number of our common shares owned by our major shareholders as of December 31, 2024:

	Common Shares Shares Owned	Percent of Outstanding Shares
Vicunha Aços S.A.(1)	552,412,693	41.66%
Rio Iaco Participações S.A.(1)	45,706,242	3.45%
CFL Ana Participações S.A.	132,523,251	9.99%
NYSE (ADS)	283,799,438	21.40%
Others	311,652,323	23.50%
Total	1,326,093,947	100.00%

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

Following is an overview of the types of related party transactions we enter into:

•	Our commercial and financial transactions with our subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties are carried out at market prices and under market conditions, based on common terms and rates applicable to third parties.

•	We maintain relations with other unconsolidated related parties, which include, among others, CBS Previdência, Fundação CSN, Banco Fibra, Ibis Participações e Serviços Ltda., Party Negócios e Participações Ltda., Vicunha Imóveis Ltda., Vicunha Serviços Ltda., and Jockey Club de São Paulo.

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

Legal and Administrative Proceedings

In the ordinary course of our business, we are party to several administrative, judicial and arbitration proceedings, which are incidental and arise out of our regular course of business. We have established provisions for all amounts in dispute that represent a probable risk of loss based on the legal opinion of our internal and external legal counsel. We have not established provisions for any amounts in dispute that represent a possible or remote risk of loss based on the legal opinion of our internal and external legal counsel. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—We are exposed to the risks of litigation.”

Labor Contingencies

As of December 31, 2024, we and our subsidiaries were defendants in 10,526 labor claims, for which we recorded a provision of R$388 million. Most of these claims relate to alleged subsidiary and/or joint liability with respect to our independent contractors, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, health plan, indemnity claims resulting from other alleged occupational diseases or on-the-job accidents, breaks between working hours and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

We update our provisions for labor contingencies as a result of the closing of lawsuits and our constant revision of accounting estimates, which consider, among other factors, the nature of the claims involved.

Civil Contingencies

Our civil contingencies relate mainly to indemnity claims resulting from contractual disputes and collections, claims for damages and compensation related to our commercial and industrial activities and real estate disputes. As of December 31, 2024, we had recorded a provision of R$815 million for these civil contingencies.

Tax Contingencies

Our main tax contingency relates to a tax assessment notice involving R$10,246 million (as of December 31, 2024) issued against us for an alleged failure to submit to taxation a capital gain resulting from the alleged sale of 40% of our shares in former subsidiary Namisa (merged into our subsidiary CSN Mineração as of December 31, 2015) to the Asian Consortium. In May 2017, the São Paulo regional judgment office (Delegacia Regional de Julgamento), which is a lower administrative court, issued a decision cancelling the tax assessment notice. This decision was reversed and the tax assessment was upheld by the second level administrative court – the Administrative Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or CARF. We have challenged the merits of the tax assessment at the judicial level and also challenged the legality of the CARF judgment at the administrative level. In 2020, we offered certain assets as collateral for our potential liability under this proceeding. In May 2024, the administrative court issued a final decision that cancelled the fine of R$4.4 million. However, the decision is still subject to discussion in the administrative level and the merits of the assessment are still under discussion in the judicial level. As of the date of this annual report, the case is pending final judgment by the judicial court. Our assessment remains that our risk of loss is possible.

This same tax assessment notice resulted in another contingency issued against Namisa (merged into our subsidiary CSN Mineração as of December 31, 2015) involving R$2,998 million, as of December 31, 2024. This tax assessment is for income tax and social contribution not paid due to allegedly improper goodwill amortization from 2008 to 2011. In May 2013, the São Paulo regional judgment office issued a decision favorable to us and cancelled the tax assessment notice, which decision was confirmed by CARF. After an appeal filed by the Federal Prosecutor’s Office, the Superior Chamber of CARF reversed the decision and reinstated the tax assessment. We challenged the formal requirements of the Federal Prosecutor’s Office’s appeal at the judicial level. In 2020, we filed an annulment lawsuit to contest the merits of the tax assessment and entered into an agreement (negócio jurídico processual) that was approved by the court. Following the closing of the administrative proceeding, a tax enforcement was ordered and, pursuant to the agreement we entered into, we will present certain collateral and installment payments. In May 2024, the administrative court issued a decision that cancelled the fine of R$997 million, which is being discussed in the administrative level. In October 2024, the federal judicial court of appeal issued a favorable decision to cancel the CARF judgment at the administrative level due to the non-fulfillment of the formal requirements. This decision was challenged by the Federal Prosecutor’s Office. As of the date of this annual report, the appeal filed the Federal Prosecutors’ Office is pending judgement.

In December 2018, another contingency related to allegedly improper goodwill amortization from 2013 to 2014 was issued against Namisa. This tax assessment demands the payment of income tax and social contribution involving approximately R$1,347 million, as of December 31, 2024. In June 2019, we filed our appeal to CARF, which issued a decision favorable to us in December 2019. In May 2024, this decision was reversed and the tax assessment was upheld by the Superior Chamber of CARF. We will challenge the merits of the tax assessment at the judicial level, which has not yet been filed as of the date of this annual report.

In addition, we received tax assessment notices in December 2015 and December 2016 for R$869 million and R$1,415 million as of December 31, 2024, respectively, for an allegedly improper deduction of interest expenses in pre-payment contracts between us and Namisa. With regards to the December 2015 tax assessment, after a partially favorable decision issued by CARF that reduced the amount of the tax assessment, we filed an annulment lawsuit to challenge the remainder of the tax assessment, which, as of the date of this annual report, is pending judgment. The Federal Prosecutor’s Office filed a tax foreclosure, to which we presented a response that, as of the date of this annual report, is pending judgment. With regards to the December 2016 tax assessment, we filed an annulment lawsuit to contest the tax assessment, which, as of the date of this annual report, is pending judgment. The Federal Prosecutor’s Office filed a tax foreclosure, to which we presented a response that as of the date of this annual report, is pending judgment.

Other Tax Contingencies

In addition, we have the following relevant tax contingencies:

•	Corporate Income Tax – Application of International Agreement: Tax assessments arising from the application of international treaties to avoid double taxation, which determines that profits from foreign subsidiaries are not taxable in Brazilian jurisdiction. As of December 31, 2024, the amount relating to this contingency was R$6,239 million;
•	CFEM royalty: Charges related to the value of the tax base for the compensation of mineral resource extraction. As of December 31, 2024, the amount relating to this contingency was R$1,570 million;
•	Non-cumulative credits of PIS and COFINS: Contingency resulting from the divergence in the classification of goods as inputs for the purpose of PIS and COFINS tax credits. As of December 31, 2024, the amount relating to this contingency was R$1,499 million; and
•	ICMS – Tax-advantaged area: State Government of Rio de Janeiro disputes the application of a tax incentive to the sale of our goods. As of December 31, 2024, the amount relating to this contingency was R$1,460 million.

Antitrust

In October 1999, we received a fine from CADE claiming that certain practices adopted by us and other Brazilian steel companies before 1997 allegedly constituted a cartel. We challenged the cartel allegation and the imposition of the fine in court and, in June 2003, obtained a partially favorable decision by a federal trial court. CADE appealed the lower court decision and, in June 2010, the federal court reversed the lower trial court’s decision and confirmed the cartel allegation, as well as the fine imposed by CADE in the amount of R$65 million. We appealed the decision of the appellate court to the Brazilian Superior Court of Justice, which upheld the ruling in favor of CADE. We subsequently appealed the decision of the Superior Court of Justice to Brazil’s Supreme Court. In November 2024, CADE started an institutional initiative to settle non-tax related fines called Desenrola program, allowing us to adhere and settle this matter.

In July 2012, CADE issued a preliminary injunction limiting our ability to, among other things, increase our equity stake in Usiminas or exercise our voting rights with respect to the shares already owned. In April 2014, CADE issued its decision and an agreement (Termo de Compromisso de Desempenho), or TCD, was executed between CADE and us. Under the terms of the TCD, we must reduce our equity stake in Usiminas within a specified timeframe. The timeframe and reduction percentages are confidential. Furthermore, our political rights in Usiminas would continue suspended until we reach the thresholds established in the TCD.

In March 2016, we applied to CADE to partially suspend the TCD so as to exercise certain rights, such as appointing independent directors and members of the fiscal committee, which request has been granted by CADE. Following such decision, at Usiminas’ annual general shareholders’ meeting held in April 2016, we appointed two independent directors and one independent member of Usiminas’ fiscal committee, as well as their respective substitutes. The 2016 appointments were under litigation and, although there has been no judicial order overturning or otherwise suspending their effects, since 2016 we have been unable to appoint new members to Usiminas’ fiscal committee. In April 2018, CADE denied our request for partial suspension of the TCD. In 2019, CADE approved an amendment to the TCD, establishing a new timeframe for us to reduce our equity stake in Usiminas. In April 2021, we requested an additional extension of this timeframe, which was granted in September 2022 by CADE.

Due to this latest decision from CADE, granting us additional extension, Usiminas filed a mandamus against CADE, seeking to suspend the effects of CADE’s decision. In July 2023, the court suspended CADE’s decision and established a different deadline for CSN to conclude the divestment. Usiminas, CADE and CSN filed appeals against such ruling, which were dismissed. We appealed to the superior courts (STJ and STF) against this decision. In March 2025, a favorable decision was granted by the court to our preliminary injunction request, suspending any preliminary enforcement by Usiminas, until a final and unappealable decision is reached. As of the date of this annual report, decisions on the appeals are pending.

Northeastern Railway System Proceedings

The TCU initiated proceedings in 2016 questioning the legality of governmental authorizations for the segregation of the Northeastern Railway System into two sub-railway systems: Northeastern Railway System I (in operation by FTL) and Northeastern Railway System II (under construction by TLSA). According to the claim, the Brazilian federal government should have undergone a new bidding process to grant the concession for the construction of the new tracks of the Northeastern Railway System (Northeastern Railway System II).

We are unable to anticipate the outcome of this proceeding. The consequences of an unfavorable decision may include the loss by TLSA of the concession for Northeastern Railway System II, the imposition of additional investments in developing this sub-railway system and the acceleration of loans granted to TLSA, for which we are guarantors. See “Item 5. Operating and Financial Review and Prospects—5B. Liquidity and Capital Resources—Off-Balance Sheet Arrangements—Guarantees of Debt.” In addition, even if we are entitled to any indemnification in connection with a termination of the TLSA concession agreement for our investments in developing Northeastern Railway System II, this indemnification may be insufficient to cover our costs, expenses or losses and may be paid long after a decision is rendered terminating the concession, if at all.

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

In July 2021, the ANTT approved a regulatory budget of R$8.9 billion, which amount was revised to R$10.8 billion in December 2021, following a request for reconsideration.

In November 2022, after TCU determined the repeal of the injunction suspending further disbursements by government agencies, TLSA required and received R$70.0 million from FINOR and is negotiating the receipt of the FDNE disbursement.

In December 2022, after long negotiations with ANTT, TCU and federal government leaders of Brazil about the continuity of the project and effective solutions for the problems, TLSA achieved excellent results by signing the first amendment with the grantor of the Northeastern Railway System II concession to redefine the project scope to a 1,206 km project with a deadline due in December 2029.

In November 2023, TLSA received R$811 million from FDNE. The Northeastern Railway System II represents one of the Brazilian federal government’s most significant strategic initiatives with respect to the economic and social development of the Northeastern region of Brazil.

In December 2024, TLSA and Banco do Nordeste executed an amendment to the concession agreement, providing for an additional R$3.61 billion in funding and increasing the total project investment to R$7.48 billion through the issuance of debentures, 50% of which are convertible. The amendment also establishes new rules regarding fund disbursement, use of proceeds, guarantees, and other contractual terms.

With respect to the Northeastern Railway System I, which is operated by our subsidiary FTL, the concession contract for the Northeastern Railway System I remains valid in all its terms until 2027, with a request for extension of the contract under analysis by the federal government.

Environmental Proceedings

Our main environmental contingencies comprise: (i) notices of alleged environmental infractions; (ii) annulment lawsuits arising from fines; and (iii) public civil actions. As of December 31, 2024, we had recorded an aggregate provision of R$42.6 million relating to these environmental contingencies.

As of December 31, 2024, we had provisions for environmental liabilities in the total amount of R$155.5 million, as compared to R$176.2 million as of December 31, 2023. We believe our provisions are sufficient to cover all probable losses in environmental proceedings.

The following table sets forth our provisions for environmental liabilities as of the dates indicated:

(in millions of R$)
December 31, 2023	176.2
TACs(1)	12.1
Decommissioned coal mines (Santa Catarina)	102.1
Landfills and other(2)	40.9
December 31, 2024	155.5

_____________

(1)	Refers to environmental compensation agreed to in environmental proceedings.
(2)	Refers to an estimated calculation of recovery costs related to landfill remediation obligations.

Environmental Proceedings Related to Presidente Vargas Steelworks in Volta Redonda

In October 2024, we signed an amendment to TAC 07/2018 with the state of Rio de Janeiro, through the State Secretariat for the Environment and Sustainability (Secretaria de Estado do Ambiente e Sustentabilidade – SEAS), the State Environmental Institute (Instituto Estadual do Meio Ambiente – INEA) and the State Environmental Control Commission (Comissão Estadual de Controle Ambiental – CECA), setting new deadlines for the completion of the obligations set forth in TAC 07/2018 by December 19, 2026.

TAC 07/2018 aims to carry out new studies and investments to update the environmental control equipment at the Presidente Vargas Steelworks, ensuring the full continuity of its operations. In parallel, INEA issued a new environmental license (autorização ambiental de funcionamento) valid until December 19, 2026, which authorizes the regular operation of the Presidente Vargas Steelworks while the TAC is being complied with.

The amended TAC foresees investments of approximately R$303 million in environmental projects and actions in the region until December 19, 2026, reaffirming our commitment to the sustainability of our activities and to the communities of Volta Redonda and the region.

In July 2012, the Rio de Janeiro State Prosecutor’s Office filed a public civil action against us claiming that we must (i) remove all waste disposed in an area used as an industrial landfill in the city of Volta Redonda and (ii) relocate 750 residences located in the adjacent neighborhood Volta Grande IV Residential. In August 2013, the Federal Prosecutor’s Office filed a judicial civil proceeding against us based on these same claims. In both cases, the court denied these requests but ordered that we present a timetable to investigate the area and, if necessary, to remediate the potential issues raised by the Rio de Janeiro State Prosecutor’s Office. We presented a timetable considering the conclusion of all studies related to our investigation, including a risk assessment and intervention plan, which were concluded in April 2014. In January 2019, the Superior Court of Justice ordered that both lawsuits be decided by the federal court, and the beginning of the evidentiary phase is awaited. We have also received, as of the date of this annual report, 51 notices for lawsuits brought by certain homeowners at Volta Grande IV Residential, claiming indemnification for alleged moral and material damages, and, in January 2020, an additional public civil action was filed against us relating to adverse health effects allegedly caused by water contamination from our operations. We presented our defense in October 2021 and the court ordered that this public civil action be ruled upon together with the prior proceedings.

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

In addition, we were defendants, together with certain current and former members of our management, in a criminal proceeding alleging our failure to adopt precautionary measures required by INEA regarding the risk of environmental damage in the Volta Grande IV neighborhood in the city of Volta Redonda. This criminal action was dismissed at first and second instances. As of the date of this annual report, the proceeding has already been archived.

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

Concerning other allegedly contaminated areas in Volta Redonda, the Federal Prosecutor’s Office has filed three additional public civil actions for the environmental remediation and indemnification of certain areas, as well as for moral and material damages of residents of neighboring areas. Of these actions, two are in the evidentiary phase, while one is being appealed by us. Following our environmental studies to determine possible environmental damage and to ensure our compliance with all applicable laws, we presented our defense in each of these public civil actions.

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

Other Environmental Proceedings

In the late 1980s, the Federal Prosecutor’s Office, the Rio de Janeiro State Prosecutor’s Office and the Macaense Association filed four public civil actions against us for alleged environmental contamination and pollution of the Paraíba do Sul River, allegedly caused by our industrial activity in the area. The court ruled against us and demanded that we compensate the environmental damage caused. We appealed this decision to the Superior Court of Justice, which upheld our appeal and returned the proceeding to its initial stage in order to carry out expert investigations, which, as of the date of this annual report, are still ongoing.

We are also party to two public civil actions filed against us by the Federal Prosecutor’s Office and the Rio de Janeiro State Prosecutor’s Office in the federal court of Volta Redonda seeking moral and material damages due to alleged environmental damage caused in the 1980s and 1990s by our use of certain landfills in Volta Redonda without the appropriate environmental license. One of these claims is in the approximate amount of R$300.0 million. In December 2021, after presenting our defense, the court ordered a conciliatory session to clarify technical matters relating to the environmental management of the area with INEA, as well as suspension of the proceedings pending completion of the environmental management schedule of the area until 2025. Regarding the other public civil action, the proceedings resumed in 2023. By court order, the magistrate has been regularly informed of the progress of the remediation phases, which have been verified as completed.

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

In June 2019, we filed a lawsuit to contest a notification from INEA regarding suspension of the solid bulk operations at TECON due to these operations allegedly not being within the scope of permitted activities under TECON’s operating license. We also requested a preliminary injunction, which was granted, to suspend the effects of the notification and to continue operations pending final judgment of the lawsuit. As of the date of this annual report, this proceeding remains in the initial phase, and we are awaiting the parties’ comments on the expert witness opinion on the matter.

In April 2021, CSN Mineração and TECON were fined by the municipality of Itaguaí, state of Rio de Janeiro, for alleged non-compliance with environmental legislation and embargo terms on port operations. On the same day, the embargo terms were canceled by the municipality, but the fines were maintained. CSN Mineração and TECON proposed an annulment action against the municipality to cancel the fines and bans. As of the date of this annual report, the proceeding remains in the initial phase.

In 2015, CSN Cimentos Brasil, formerly LafargeHolcim, aiming to guarantee the operation of the limestone mine until a new license was issued, filed an annulment action to invalidate the infraction notices issued by the state and federal environmental agencies due to alleged lack of environmental license in the cement plant located in Pedro Leopoldo, state of Minas Gerais. An injunction was granted in the same year, which remains in effect as of the date of this annual report. As a result, CSN Cimentos is allowed to continue its operations and is not obligated to pay any fines. The proceeding remains in the initial phase. We filed for operating license, which has not been granted yet by the environmental agency.

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

In April 2019, the Minas Gerais State Prosecutor’s Office filed a public civil action to compel us to adopt mitigating measures regarding the psychological risks and losses allegedly generated by the Casa de Pedra dam, including relocating residents and indemnifying the value of their homes, bearing rent and social assistance expenses and relocating the children who attended the daycare center and school that have been closed. The Minas Gerais State Prosecutor’s Office also pleaded for the payment of collective moral damages. In November 2021, a lower trial court ruling ordered that we pay rent for residents to relocate and that we construct the daycare center and school that were closed. We filed an appeal, which revoked the decision. However, in 2022, another decision reaffirmed the 2021 decision. As of the date of this annual report, we await the continuation of the process at the primary court.

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

Since 2021, there are a total of 365 indemnification proceedings filed by professional fishermen for alleged material and moral damages derived from an event that occurred in April 2021 at the Port of Itaguaí. Plaintiffs allege that TECAR and TECON dumped iron ore that disrupted fishing activities. As of December 31, 2024, thirteen decisions have been issued, all of which fully dismissed the plaintiffs’ claims. A criminal investigation is currently underway to examine the conduct of the plaintiffs and their lawyers in connection with these actions.

On December 23, 2021, CEEE-G filed a repossession action against the MBYA-GUARANI indigenous community and the National Indigenous Peoples Foundation (Fundação Nacional dos Povos Indígenas, or FUNAI), alleging that a group of indigenous individuals had occupied the Horto Florestal Bugres/Canastra area. The injunction to reinstate possession was revoked by the federal regional court, which ordered the case to be referred to the conciliation sector. A technical site visit took place in July 2024, and a mediation hearing has been scheduled for 2025.

On July 22, 2022, the federal public prosecutor’s office filed a public civil action against the state of Rio Grande do Sul and CEEE-G, seeking the exclusion of five CEEE-G properties which were occupied by Indigenous communities from an auction on July 29, 2022. The aim was to transfer the properties to the state of Rio Grande do Sul and subsequently to the federal government for indigenous usufruct, or alternatively, to prohibit CEEE-G from interfering with the communities’ possession of the land. Currently, the action has been narrowed to a possessory dispute, as the request to exclude the properties from the auction became moot. Since December 5, 2024, the case has been pending a final ruling.

On June 19, 2023, CEEE-G submitted a petition to FUNAI requesting the resettlement of the Caigangue Indigenous group, referencing a final and unappealable judgment from 2007 stemming from a repossession action concerning the Horto Florestal in Salto do Jacuí, state of Rio Grande do Sul. The request cited ongoing environmental damage in the conservation area and security concerns related to energy production. By court order, the case was forwarded to the land conflicts commission. A technical visit and mediation session have already occurred, and a follow-up visit is scheduled for 2025.

Other Environmental Liabilities

Our main environmental liabilities as of December 31, 2024 were associated with environmental recovery at former coal mines decommissioned in 1989 in the state of Santa Catarina, as well as environmental recovery due to previous operations in Presidente Vargas Steelworks.

We record a provision for remediation costs and environmental claims when a loss is probable, the amount can be reasonably estimated, and we may incur a legal obligation. This provision is included in our income statements as other operating income (expenses). We do not include in our reserves environmental liabilities related to ERSA, as these are contractually supported by its former owner.

Arbitration

In the first quarter of 2021, we were notified of the commencement of a confidential arbitration regarding its alleged default under certain iron ore supply agreements, involving the amount of US$1.0 billion. We believe the allegations are unfounded, due to the lack of damages, and are not aware of the basis used by the claimant to determine the amount involved in this proceeding. As of the date of this annual report, the arbitration proceeding is ongoing.

Other Legal and Administrative Proceedings

We are defendants in other legal and administrative proceedings involving claims in the aggregate amount of R$48,454 million as of December 31, 2024, as compared to R$53,651 million as of December 31, 2023, of which (i) R$41,326 million relate to tax contingencies as of December 31, 2024 (R$47,173 million as of December 31, 2023); (ii) R$2,964 million relate to civil contingencies as of December 31, 2024 (R$2,985 million as of December 31, 2023); (iii) R$2,580 million relate to labor contingencies and social security contingencies as of December 31, 2024 (R$2,091 million as of December 31, 2023); and (iv) R$1,583 million relate to environmental contingencies as of December 31, 2024 (R$1,112 million as of December 31, 2023). Our legal counsel has assessed these contingencies as entailing a risk of possible loss and, therefore, no provision has been recorded for these contingencies.

In November 2012, we filed a complaint against Ternium Group, concerning its acquisition of a controlling stake in Usiminas. We contend that this transaction constituted a change of control, which should have triggered compliance with the tag-along rights mandated by Brazilian Corporate Law. In June 2024, the Superior Court of Justice ruled in our favor; however, Ternium Group appealed the decision. The case is currently pending a decision.

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

Unrealized Profits Reserve. Under Brazilian Corporate Law, we may allocate the amount by which the mandatory dividend exceeds our realized net profits in a given fiscal year to an unrealized profits reserve. Brazilian Corporate Law defines “realized net profits” for the period as the amount by which our “net profits” exceeds the sum of (i) positive equity net results and (ii) the net profits, gains or returns that will be realized after the end of the subsequent fiscal year. “Net profits” allocated to the unrealized profits reserve must be added to the next mandatory dividend distribution after those profits have been realized if they have not been used to absorb losses in subsequent periods.

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

For purposes of determining reserve amounts, the calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian Corporate Law. Our audited consolidated financial statements included elsewhere in this annual report have been prepared in accordance with IFRS Accounting Standards and, although our allocations to reserves and dividends are reflected in the financial statements, investors will not be able to calculate the allocations or required dividend amounts from these financial statements.

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

The TJLP is based on the annual profitability average of Brazilian public internal and external debt. The TJLP for 2024 was 7.43% per annum.

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

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2024, the aggregate market capitalization of the B3 was R$5.2 trillion and the ten largest companies listed on the B3 represented 38% of the total market capitalization of all listed companies. In contrast, as of December 31, 2024, the aggregate market capitalization of the NYSE was US$30.1 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Common Shares and the ADSs—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.”

As of December 31, 2024, we accounted for approximately 0.5% of the market capitalization of all listed companies on the B3.

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

Overview

As of December 31, 2024, our capital stock comprised 1,326,093,947 common shares. Our bylaws authorize our board of directors to increase our capital stock to up to 2,400,000,000 common shares without an amendment to our bylaws. There are currently no classes or series of preferred shares issued or outstanding. We may purchase our own shares for purposes of cancellation or to hold them in treasury subject to certain limits and conditions established by the CVM and Brazilian Corporate Law. See “Item 16. Reserved––16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Shareholders’ Meetings

Pursuant to Brazilian Corporate Law, the shareholders present at an annual or extraordinary shareholders’ meeting, convened and held in accordance with Brazilian Corporate Law and our bylaws, are empowered to decide all matters relating to our corporate purpose and to pass any resolutions they deem necessary our protection.

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

In order for a shareholders’ meeting to be held, shareholders representing a quorum of at least one-fourth of the voting capital must be present, except for meetings convened to amend our bylaws, where shareholders representing at least two-thirds of the voting capital must be present. A shareholder may be represented at a shareholders’ meeting by means of a proxy to another shareholder, a company officer, a lawyer or a financial institution, appointed not more than one year before the meeting. If no quorum is present, notice must be given in the manner described above, no fewer than eight days prior to the scheduled meeting date. On second notice, the meeting may be convened without a specific quorum requirement, subject to the minimum quorum and voting requirements for certain matters, as described below. A holder of shares with no voting rights may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration but will not be allowed to vote.

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

Redemption Rights

Our common shares are not redeemable, except that a dissenting and adversely affected shareholder is entitled, under Brazilian Corporate Law, to obtain redemption upon a decision made at a shareholders’ meeting by shareholders representing at least one-half of the issued and outstanding voting shares to: (i) create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of preferred shares (unless these actions are provided for or authorized by our bylaws); (ii) modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than an existing class of preferred shares; (iii) reduce the mandatory distribution of dividends; (iv) change our corporate purpose; (v) merge us with another company or consolidate us; (vi) transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company (incorporação de ações); (vii) approve the acquisition of control of another company at a price that exceeds certain limits set forth under Brazilian Corporate Law; (viii) approve our participation in a centralized group of companies as defined under Brazilian Corporate Law; (ix) conduct a spin-off that results in (a) a change of corporate purpose, (b) a reduction of the mandatory dividend or (c) any participation in a group of companies as defined under Brazilian Corporate Law; or (x) in the event that the entity resulting from (a) a merger or consolidation, (b) an incorporação de ações as described above or (c) a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which the decision was taken. The right of redemption lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. We would be entitled to reconsider any action giving rise to redemption rights within ten days following the expiration of those rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability. Law No. 9,457, dated May 5, 1997, which amended Brazilian Corporate Law, contains provisions which, among other things, restrict redemption rights in certain cases and allow companies to redeem their shares at their market value, subject to certain requirements. According to Brazilian Corporate Law, the reimbursement value of the common shares must equal the book value, which is determined by dividing our net assets by the total number of shares issued by us, excluding treasury shares (if any).

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

Share Ownership Disclosure

There are no provisions in our bylaws governing the ownership threshold above which shareholder ownership must be disclosed. CVM regulations require the disclosure of (i) any direct or indirect acquisition or disposition of shares that exceeds 5%, 10%, 15%, and so on, of any class of capital stock of a listed company; (ii) acquisition of control of a listed company; and (iii) ownership of shares of capital stock of a listed company by members of such company’s board of executive officers, board of directors, audit committee, fiscal committee (if any) and any other consulting or technical body (if any) and certain relatives of those persons.

10C. Material Contracts

We consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas Steelworks. These gases are supplied by a third party under a long-term contract from its gas production facilities located on the Presidente Vargas Steelworks site. To secure gas supply (oxygen, nitrogen and argon), we signed a “take-or-pay” agreement with White.

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

For this purpose, a “tax haven” or “low-tax regime” is a country or location (i) that does not impose income tax; (ii) where the income tax rate is lower than 20%; or (iii) where the local legislation imposes restrictions on disclosing the shareholding composition or ownership of the investment (each, a “Tax Haven Jurisdiction”). Ordinance No. 488, dated November 28, 2014, reduced to 17% the maximum income tax rate that may be imposed by a given jurisdiction for characterization of a Tax Haven Jurisdiction, as long as the jurisdiction complies with international tax transparency standards. Subsequently, tax authorities provided that compliance with such standards requires: (a) signature of or conclusion of negotiation to sign a treaty or agreement allowing the exchange of information related to identification of income beneficiaries, corporate structure, ownership of goods or rights or economic transactions and (b) commitment to the criteria defined in international anti-tax evasion forums of which Brazil is a member. Tax authorities regularly issue a list of jurisdictions which are considered Tax Haven Jurisdictions. This list is currently set forth in Normative Instruction No. 1,037/10, as amended.

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

Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign income taxes and certain exceptions for short-term and hedged positions, any Brazilian income tax withheld from dividends paid by us may be treated as foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, the U.S. Holder may deduct such taxes in computing taxable income for U.S. federal income tax purposes provided that the U.S. Holder does not elect to claim a foreign tax credit for any otherwise creditable foreign income taxes paid or accrued for the relevant taxable year. Regulations impose additional requirements that must be met for a foreign tax to be creditable (including requirements that a “covered withholding tax” be imposed on nonresidents in lieu of a generally applicable tax that satisfies the regulatory definition of a “net income tax,” which may be unclear or difficult to determine). However, a recent IRS notice provides temporary relief from certain of these requirements if the notice is applied consistently to all foreign taxes paid during the relevant taxable year until the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules with respect to foreign tax credits are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

If we are treated as a PFIC, a U.S. Holder that did not make a “mark-to-market election” or “QEF election,” each as described below, would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of common shares or ADSs and (b) any “excess distribution” by us to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the common shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder with respect to the common shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the common shares or ADSs). Under these rules:

•	(i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs;
•	(ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income;
•	(iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year; and
•	(iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such prior years.

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

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file IRS Form 8938 with their federal income tax return. “Specified foreign financial assets” generally include any financial accounts maintained by non-U.S. financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in non-U.S. entities.

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

We are exposed to the following floating interest rates:

•	U.S. dollar secured overnight financing rate, or SOFR, due to our floating rate U.S. dollar-denominated debt (usually trade finance related) and our cash position held offshore in U.S. dollars, which is invested in short-term instruments;
•	TJLP, due to real-denominated debt indexed to this interest rate;
•	CDI (benchmark Brazilian real overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt; and
•	IPCA, Brazil’s official inflation indicator, calculated by IBGE, due to BRL denominated debt issued in the local capital markets.
		Maturities
	Notional amount	2025	2026	2027	2028	2029	Thereafter
	(in millions of R$)
Exposure as of December 31, 2024* (amortization)
U.S. dollar fixed rate	25,932	2,791	1,468	619	8,3560	–	12,694
U.S. dollar SOFR	10,085	2,500	1,628	1,794	1,228	661	2,274
CDI	19,683	3,029	2,799	4,378	2,003	966	6,508
IPCA	27	8	8	8	3	–	–
TJLP	795	16	100	104	104	104	364
Others	1,040	558	192	150	19	19	102

Our cash and cash equivalents were as follows as of the dates presented:

	December 31, 2023	December 31, 2024	Exposure
Cash in reais	4,331	8,390	CDI
Cash in U.S. dollars	10,790	12,081	SOFR Index

The following table sets forth the average interest rate of our borrowings and financing:

	As of December 31, 2024
	Average interest rate(*)	Total debt
		(in millions of R$)
US$	6.63%	37,052
R$	14.17%	19,712
EUR	4.13%	795
		57,559

_____________

(*)	In order to determine the average interest rates for our borrowings and financing agreements with floating rates, we used rates as of December 31, 2024.

We may conduct U.S. dollar futures operations on the B3 or over the counter to ensure the forward purchase or sale of U.S. dollars, which are settled by the difference in contracted R$/US$ buy or sell parity against the R$/US$ sell or buy parity. The main purpose of these operations is to hedge liabilities indexed to the U.S. dollar from Brazilian real fluctuations, which are affected by market, economic, political, regulatory and geopolitical conditions, among others. The gains and losses from these contracts are directly related to U.S. dollar exchange and CDI fluctuations. For more information see notes 14.b section iii, item “a” and 14.c of our audited consolidated financial statements included elsewhere in this annual report.

Sensitivity Analysis of Changes in Interest Rates

We considered two scenarios to assess the impact of interest rate fluctuations: Scenario 1 forecasts a rising interest rate environment, while Scenario 2 projects a declining interest rate horizon. For the calculation, the closing rates on December 31, 2024, were used as references, based on a dispersion model that considers not only historical interest rate fluctuations but also detailed projections from management. This approach allows a comprehensive and accurate assessment of the potential economic impacts resulting from interest rate fluctuations. For more information on the sensitivity analysis to risks related to interest rates, see note 14.b section ii to our audited consolidated financial statements included elsewhere in this annual report.

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

For more information on our exposure to U.S. dollar exchange rate risk, see note 14.b section I to our audited consolidated financial statements included elsewhere in this annual report.

Our exposure to the euro is due to the following contract categories:

•	euro-denominated debt;
•	offshore cash;
•	euro indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and
•	offshore investments: assets that we bought offshore and that are denominated in euros on our balance sheet.

The following table sets forth our exposure to euro exchange rate risk:

	As of December 31,
	2023	2024
	(in millions of R$)
Euro liabilities
Trade accounts payable	4	65
Loans and financing	–	124
Others	–	–
Total liabilities	4	189

Euro assets
Offshore cash and cash equivalents	6	294
Trade accounts receivable	2	21
Total assets	8	315

Total euro exposure	4	126

Offshore Investments

We have capitalized our offshore subsidiaries domiciled in U.S. dollar-based countries with equity and fixed income investments, and those investments are accounted as U.S. dollar investments. The result is that they are recorded as assets indexed to the U.S. dollar from an earnings perspective. For more information on our active contracts and these records are presented in our financial statement, see note 14.b, section iii, item “c” to our audited consolidated financial statements included elsewhere in this annual report.

Commodity Price Risk

Fluctuations in the price of steel, iron ore and some of the commodities used in producing steel, such as zinc, aluminum, tin, coal, coke and energy, can have an impact on our earnings. We may contract derivatives to hedge our exposure to certain commodity price fluctuations.

For more information on our active contracts and these records are presented in our financial statement, see note 14.b, section iii to our audited consolidated financial statements included elsewhere in this annual report.

Sensitivity Analysis

In the Brazilian macroeconomic environment, exchange rate variation is the most significant market risk we face. The U.S. dollar selling rate had an annual volatility of 16.7% from 2023 to 2024.

Sensitivity Analysis of Derivative Financial Instruments and Foreign Exchange Exposure

We considered two distinct scenarios to assess the impact of exchange rate fluctuations: Scenario 1 forecasts a horizon of increased currency volatility, while Scenario 2 projects a horizon of currency appreciation. The calculation was based on the closing exchange rate on December 31, 2024, using assumptions based on a dispersion calculation that considers both historical variations in exchange rates and projections developed our management.

For more information on the sensitivity analysis and their respective scenarios, see note 14.b, section I to our audited consolidated financial statements included elsewhere in this annual report.

Market Price

Risk of Our Common Shares

We are exposed to the risk of changes in the market price of our common shares due to investments made and investments recorded at fair value through profit or loss. We considered two scenarios to assess the impact of fluctuations in quotations on profit or loss: Scenario 1 (extreme pessimistic) forecasts a horizon of deterioration in the volatility of quotations, while Scenario 2 (extreme optimistic) projects a horizon of appreciation of quotations. The calculation was based on the closing price of the shares as of December 31, 2024, using assumptions based on both the dispersion of historical variations in quotations and projections prepared by our management.

For more information on the sensibility analysis of the market price, see note 14.d, section iv to our audited consolidated financial statements included elsewhere in this annual report.

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

Direct and Indirect Payments by the Depositary

The depositary makes certain payments and reimburses us for certain expenses we incur in connection with the ADR program, as agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. In 2024, these payments and reimbursements by the depository of the ADR program, Citibank, N.A., were R$27.7 million.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2024, CSN’s disclosure controls and procedures are effective.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer and our audit committee and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with IFRS Accounting Standards.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment, we concluded that our internal control over financial reporting is effective as of December 31, 2024.

Attestation Report of the Independent Registered Public Accounting Firm

Grant Thornton Auditores Independentes Ltda., our independent registered public accounting firm, audited, as of December 31, 2024, our internal control over financial reporting. For Grant Thornton Auditores Independentes Ltda.’s report, dated April 30, 2025, see our audited consolidated financial statements included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

In the year ended December 31, 2024, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

16B. Code of Ethics

We adopted our Code of Conduct in 1998, reinforcing our ethical standards and the values that apply to all of our employees, including executive officers and directors. Our Code of Conduct was last updated in 2023, defining basic principles to guide the daily behavioral commitments assumed by our employees, executives, suppliers, customers and service providers, among other stakeholders.

We a confidential and secure whistleblower channel for reporting situations such as moral harassment, sexual harassment, conflict of interest, fraud and other events that are in disagreement with the guidelines of the Code of Conduct and applicable legislation.

In our governance structure, the compliance area is responsible for our integrity program, which aims to ensure compliance with ethical standards of conduct and transparency. This program includes annual training for our employees and employees of our third parties, and monitoring of compliance with laws, regulations, policies, and internal standards.

Our Code of Conduct is in compliance with the SEC requirements for codes of ethics for senior financial officers. A copy of our Code of Conduct is available on our website at https://www.csn.com.br/codigos-de-conduta/.

16C. Principal Accountant Fees and Services

Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations. For the fiscal years ended December 31, 2023 and 2024, Grant Thornton Auditores Independentes Ltda. acted as our independent auditor.

The following table sets forth the services rendered and the related fees:

	Year ended December 31,
	2023	2024
	(in thousands of R$)
Audit fees	6,908	6,853
Audit-related fees	2,235	6,234
Total	9,143	13,087

Audit Fees

Audit fees in 2023 and 2024 comprised the aggregate fees billed and billable by our independent auditors in connection with the audit of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

In 2023 and 2024, audit-related fees in the above table are fees billed and billable by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements, and include tax compliance, issuance of comfort letters, due diligence and other assurance services. Services additional to the examination of our financial statements are submitted for prior approval to our audit committee in order to ensure that they do not represent a conflict of interest or affect the auditors’ independence.

16D. Exemptions from the Listing Standards for Audit Committees

Not applicable. For a discussion on our audit committee, see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Audit Committee.”

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In December 2021, we announced a share repurchase program for up to 30,000,000 of our outstanding common shares, which program terminated in June 2022. As of December 31, 2024, we did not hold any of our common shares in treasury. The following table sets forth certain information regarding our share repurchases in the last three fiscal years:

Program Period	Shares Approved	Shares Purchased	Average Price Paid per Share	Shares Cancelled	Shares Sold	Shares that May Yet Be Purchased
December 7, 2021 – June 30, 2022	30,000,000	14,298,500	24.70	–	–	15,701,500

16F. Change in Registrant’s Certifying Accountant

Not applicable.

16G. Corporate Governance

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applicable to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practices required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

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

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate; (ii) meets the SEC rules regarding audit committees for listed companies; (iii) has at least one member who has accounting or financial management expertise; and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian Corporate Law.

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

In December 2024, our Volta Redonda and Porto Real plants received the Trusted Information Security Assessment Exchange, or TISAX certification, which is an assessment and exchange mechanism for the information security of enterprises that allows recognition of assessment results among the participants. The TISAX certification is valid for three years.

Governance

We have an information security work group that comprises our information technology team and with our risk and compliance teams. All relevant threats and risks are informed to our audit committee. Our audit committee holds regular meetings that focus on ensuring compliance with the responsibilities set forth in applicable law and the audit committee’s operating policy. Our audit committee decides on the engagement of consultants, counsel, accountants, experts and other external professionals, as required, to assist it in the performance of its duties.

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

Our cybersecurity policy is also implemented in all our Brazilian subsidiaries. Our international subsidiaries are responsible for implementing cybersecurity controls in compliance with their respective local laws and regulations. For more information see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate — Failures in or interruptions to our telecommunications, information technology systems or automated machinery could adversely affect us” and “— Unauthorized access to or release or violation of our or our business partners’ systems and data could materially and adversely affect us.”

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

See our audited consolidated financial statements, together with the report of Grant Thornton Auditores Independentes Ltda. thereon, beginning on Page F-1 of this annual report.

Item 19. Exhibits

Exhibit Number		Description
1.1	+	Bylaws of the registrant (English translation).
2.1		Amended and Restated Deposit Agreement, among Companhia Siderúrgica Nacional, Citibank, N.A., as depositary, and the holders and beneficial owners of American Depositary Shares issued thereunder, incorporated in this annual report by reference from our Registration Statement on Form F-6 filed with the SEC on February 24, 2022.
2.2		Description of the registrant’s securities registered under Section 12 of the Exchange Act, incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 3, 2020.
4.1	*	Investment Agreement, dated November 21, 2014, among Companhia Siderúrgica Nacional, Brazil Japan Iron Ore Corporation, POSCO, China Steel Corporation, Congonhas Minérios S.A. and Nacional Minérios S.A., as amended on November 15, 2015 and restated on November 27, 2015, incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 13, 2021.
4.2		Amendment, dated December 6, 2019, among Companhia Siderúrgica Nacional, Japão Brasil Minério de Ferro Participações Ltda., POSCO, China Steel Corporation and CSN Minérios Nacional S.A., to the Investment Agreement (Exhibit 4.1), incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 13, 2021.
8.1	+	List of subsidiaries.
11.1		Policy for the Disclosure of Material Facts and the Trading of Securities Issued by CSN, incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 27, 2023.

12.1	+	Section 302 Certification of Chief Executive Officer.
12.2	+	Section 302 Certification of Chief Financial Officer.
13.1	+	Section 906 Certification of Chief Executive Officer.
13.2	+	Section 906 Certification of Chief Financial Officer.
96.1		Technical Report Summary for Casa de Pedra Operations, incorporated in this annual report by reference from our amended annual report on Form 20-F/A for the fiscal year ended December 31, 2022, filed with the SEC on April 25, 2024.
97.1		Policy on Clawback for the Recovery of Erroneously Awarded Compensation, dated December 1, 2023, incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 30, 2024.
101.INS	+	XBRL Instance Document.
101.SCH	+	XBRL Taxonomy Extension Schema.
101.CAL	+	XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	+	XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	+	XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	+	XBRL Instance Document.
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

Dated: April 30, 2025

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Companhia Siderúrgica Nacional

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2024, and our report dated April 30, 2025 expressed an unqualified opinion on those financial statements.

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

April 30, 2025

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Companhia Siderúrgica Nacional

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated on April 30, 2025 expressed an unqualified opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability of deferred tax assets

As further discussed in note 18 to the financial statements, the Company has deferred tax assets on income tax and social contribution of R$7,345 million as of December 31, 2024, relating to accumulated tax losses, negative basis of social contribution and temporary differences arising from temporary provisions recognized. These deferred taxes balances are recognized based on the probability of future taxable income.

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

April 30, 2025.

Auditor Firm ID - 5270

Companhia Siderúrgica Nacional S.A. and Subsidiaries
Consolidated Balance Sheets as of December 31
(Thousands of Brazilian Reais)

		Consolidated
	Notes	12/31/2024	12/31/2023
ASSETS
Current
Cash and cash equivalents	3	23,310,197	16,046,218
Financial investments	4	911,378	1,533,004
Trade receivables	5	2,900,998	3,269,764
Inventories	6	10,439,741	9,557,578
Recoverable taxes	7	1,367,316	1,744,074
Other assets	8	856,063	927,062
Total current assets		39,785,693	33,077,700

Non-Current
Long-term assets
Financial investments	4	169,977	251,299
Deferred taxes	18	7,345,326	5,033,634
Inventories	6	1,761,172	1,412,103
Recoverable taxes	7	2,799,951	2,537,423
Other assets	8	5,232,370	5,310,491
		17,308,796	14,544,950

Investments	9	5,948,051	5,443,131
Property, plant and equipment	10	30,426,023	27,927,458
Intangible assets	11	10,438,091	10,536,481
Total non-current assets		64,120,961	58,452,020

TOTAL ASSETS		103,906,654	91,529,720

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheets as of December 31
(Thousands of Brazilian Reais)

		Consolidated
	Notes	12/31/2024	12/31/2023
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Borrowings and financing	13	8,821,679	7,613,367
Payroll and related taxes		560,695	469,247
Trade payables	16	7,030,734	7,739,520
Taxes payables		719,253	864,609
Provision for tax, social security, labor and civil risks	20	132,112	36,000
Dividends and interest on equity payable	17	61,965	80,624
Advances from customers	17	3,648,639	2,063,509
Trade payables – Forfaiting	16.a	2,902,593	4,209,434
Other payables	17	1,238,805	1,940,793
Total current liabilities		25,116,475	25,017,103

Non-Current
Borrowings and financing	13	48,092,942	37,245,708
Deferred taxes	18	541,329	304,002
Provision for tax, social security, labor and civil risks	20	1,245,590	1,306,870
Pension and healthcare plan	30	473,046	513,902
Provisions for environmental liabilities and decommissioning	21	1,133,363	1,018,805
Other payables	17	11,844,793	6,438,492
Total non-current liabilities		63,331,063	46,827,779

Shareholders’ equity
Paid-in capital	23	10,240,000	10,240,000
Capital reserves		2,056,970	32,720
Earnings reserves		640,460	4,912,311
Legal reserve		1,158,925	1,158,925
Other comprehensive income		(1,824,917)	1,156,719
Total shareholders' equity of controlling shareholders		12,271,438	17,500,675
Non-controlling interests		3,187,678	2,184,163
Total shareholders' equity		15,459,116	19,684,838
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		103,906,654	91,529,720

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries

Consolidated Statements of Income for the years ended December 31
(Thousands of Brazilian Reais)

				Consolidated
	Notes	12/31/2024	12/31/2023	12/31/2022

Net revenue from sales	25	43,687,460	45,437,950	44,362,120
Costs from sale of goods and services rendered	26	(31,990,696)	(33,475,189)	(31,054,016)
Gross profit		11,696,764	11,962,761	13,308,104

Operating (expenses)/income		(7,426,742)	(6,776,012)	(5,666,642)
Selling expenses	26	(5,453,297)	(3,729,089)	(2,575,818)
General and administrative expenses	26	(855,999)	(760,894)	(674,119)
Equity earnings of affiliated companies	9	448,048	351,131	237,917
Other operating income	27	23,112	450,016	253,233
Other operating expenses	27	(1,588,606)	(3,087,176)	(2,907,855)

Profit before financial income (expenses)		4,270,022	5,186,749	7,641,462
Financial income	28	1,398,063	1,655,747	(78,220)
Financial expenses	28	(7,211,434)	(5,807,129)	(3,436,805)

Profit/(loss) before income taxes	18	(1,543,349)	1,035,367	4,126,437
Income tax and social contribution		5,208	(632,718)	(1,958,739)

Net income/(loss)		(1,538,141)	402,649	2,167,698

Attributable to:
Earnings/(loss) attributable to the controlling interests		(2,591,851)	(318,206)	1,554,060
Earnings attributable to the non-controlling interests		1,053,710	720,855	613,638

Earnings/(loss) basic and diluted per share (in R$)	23.f	(1.95450)	(0.23996)	1.17108

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries

Consolidated Statements of Comprehensive Income for the years ended December 31
(Thousands of Brazilian Reais)

			Consolidated
	12/31/2024	12/31/2023	12/31/2022
Net income/(loss)	(1,538,141)	402,649	2,167,698

Other comprehensive income
Items that will not be subsequently reclassified to the statement of income
Actuarial gains on defined benefit plan from investments in subsidiaries	13,912	(8,399)	1,254
Actuarial gains on defined benefit pension plan	14,161	41,635	16,278
	28,073	33,236	17,532

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	679,250	(142,939)	(534,300)
(Loss)/gain cash flow hedge accounting, net of taxes	(3,278,956)	805,749	(243,942)
Cash flow hedge reclassified to income upon realization, net of taxes	(137,082)	240,886	1,393,034
(Loss)/gain cash flow hedge accounting–“Platts”from investments in subsidiaries, net of taxes	(336,302)	5,710	(553,849)
(Loss)/gain cash flow hedge accounting - reflection of investments in subsidiaries, net of taxes			56,466
	(3,073,090)	909,406	117,409

Comprehensive income/(loss) for the year	(4,583,158)	1,345,291	2,302,639

Attributable to:
Earnings/(loss) attributable to the controlling interests	(5,526,532)	624,752	1,790,341
Earnings attributable to the non-controlling interests	943,374	720,539	512,298
	(4,583,158)	1,345,291	2,302,639

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Cash Flows for the years ended December 31
(Thousands of Brazilian Reais)

				Consolidated
	Notes	12/31/2024	12/31/2023	12/31/2022
Net income/(loss) for the year		(1,538,141)	402,649	2,167,698

Adjustments to reconcile net income (loss) to net cash provided by operations
Financial charges in borrowing and financing raised	28	4,023,649	3,481,514	2,459,769
Financial charges in borrowing and financing granted		(163,517)	(182,759)	(152,484)
Charges on lease liabilities	15	99,998	82,521	69,510
Equity earnings of affiliated companies	9	(448,048)	(351,131)	(237,917)
Deferred taxes	18	(1,305,927)	(403,544)	420,773
Provision for tax, social security, labor, civil and environmental risks		27,498	(139,871)	92,263
Exchange, Monetary and Cash Flow Hedge		2,929,120	882,201	(105,919)
Write-off of property, plant and equipment right of use and Intangible assets	9, 10, 11 e 15	62,081	158,140	(24,914)
Provision for environmental liabilities and decommissioning of assets		114,704	81,148	(6,899)
Updated shares – Fair value through profit or loss	28	632,612	(292,346)	1,293,784
Depreciation, amortization and depletion	26	3,791,413	3,379,141	2,877,656
Accrued/(reversal) for consumption and services		24,711	(64,813)	25,273
Investment impairment reversal				(387,989)
Receivables by indemnity				(422,254)
Net gain from sale of equity interest		(8,451)	(92,438)
Dividends USIMINAS		(44,859)	(52,516)	(113,697)
Other provisions		92,567	106,418	(6,267)
Total Adjustments to reconcile net income/(loss) to net cash provide by operation		9,827,551	6,591,665	5,780,688

Changes in assets and liabilities
Trade receivables - third parties		69,518	225,997	(1,331,126)
Trade receivables - related party		(32,730)	12,512	(72,187)
Inventories		(906,034)	1,303,288	(734,991)
Dividends and receivables - related parties		(42,237)	124,452	176,447
Recoverable taxes		114,230	(1,098,739)	(278,370)
Judicial deposits		(137,381)	41,782	(39,277)
Receipt of RFFSA receivables		442,246
Trade payables		(851,095)	1,159,629	(479,693)
Trade payables – Forfaiting		(1,327,749)	(1,499,635)	1,269,102
Payroll and related taxes		87,140	48,200	31,894
Taxes payables		(215,862)	(214,330)	(2,505,758)
Payables to related parties		(24,231)	(70,659)	21,115
Advance of customers of mineral and energy contracts		6,967,508	4,844,361	(221,130)
Interest paid	13.b	(4,052,226)	(3,428,721)	(2,315,586)
Compulsory loan received				370,000
Receipts/(Payments) from hedging operations, cash flow and derivatives		(65,435)	(962,651)	64,436
Other		335,433	(187,192)	139,531
Increase (Decrease) in assets and liabilities		361,095	298,294	(5,905,593)

Net cash generated by operating activities		8,650,505	7,292,608	2,042,793

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Cash Flows for the years ended December 31
(Thousands of Brazilian Reais)

Investments / AFAC / Acquisitions of Shares		(32,000)	(338,568)	(662,761)
Purchase of property, plant and equipment, intangible assets and investment property	9, 10 and 11	(5,494,335)	(4,408,119)	(3,352,210)
Intercompany loans granted		(95,951)	(101,912)	(119,536)
Intercompany loans received		12,430	8,032
Financial Investments, net of redemption		70,335	136,678	21,568
Receipt of sale of equity interest	9.c	4,419,786	114,763
Cash received from Acquisition of investments Metalgráfica				569
Acquisition of Topázio Energética, Santa Ana and Brasil Central				(466,153)
Cash received from Acquisition of investments in Topázio Energética and Santa Ana				5,095
Acquisition of CSN Cimentos Brasil				(4,770,354)
Cash received in the acquisition of CSN Cimentos Brasil				496,445
Price paid in acquisition of CEEE-G				(928,000)
Cash received in the acquisition of CEEE-G				661,864
Price paid in acquisition of Energética Chapecó				(358,634)
Cash received from Acquisition of investments Chapecó				41,693
Price paid in acquisition of concession rights				(2,024,118)
Net cash (used in) investment activities		(1,119,735)	(4,589,126)	(11,454,532)

Borrowings and financing raised	13.b	10,148,426	15,638,624	20,187,894
Transactions cost - Borrowings and financing		(145,187)	(201,917)	(334,709)
Amortization of borrowings and financing	13.b	(6,927,383)	(9,892,344)	(10,782,858)
Amortization of leases	15	(308,201)	(239,909)	(155,995)
Dividends and interest on shareholder’s equity		(2,535,325)	(3,980,871)	(3,756,738)
Share repurchase		(336,162)		(410,568)
Net cash (used in) generated by financing activities		(103,832)	1,323,583	4,747,026

Exchange rate changes on cash and cash equivalents of foreign subsidiaries		(162,959)	27,797	9,589

Increase (decrease) in cash and cash equivalents		7,263,979	4,054,862	(4,655,124)
Cash and equivalents at the beginning of the year		16,046,218	11,991,356	16,646,480
Cash and equivalents at the end of the year		23,310,197	16,046,218	11,991,356

The accompanying notes are an integral part of these consolidated financial statement.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Changes in Shareholders´ Equity
(Thousands of Brazilian Reais)

	Paid-in capital	Capital Reserve	Earnings Reserve	Retained earnings	Other comprehensive income	Total Shareholders' Equity Parent Company	Non-controlling interest	Total Consolidated Shareholders' Equity

Balances on December 31, 2021	10,240,000	32,720	10,092,888		(50,610)	20,314,998	3,059,391	23,374,389
Net income				1,554,060		1,554,060	613,638	2,167,698
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes					(534,300)	(534,300)	(321,618)	(855,918)
Cumulative translation adjustments for the year					18,172	18,172		18,172
(Loss)/gain cash flow hedge accounting, net of taxes					752,409	752,409		752,409
(Loss)/gain on the percentage change in investments					42,634	42,634		42,634
Dividends paid with reserves on 11/21/2022			(1,564,115)			(1,564,115)	(867,399)	(2,431,514)
Others				789		789	(9)	780
Interest on equity				(700,000)		(700,000)	(155,788)	(855,788)
Constitution of reserves			854,849	(854,849)
Treasury shares acquired			(395,180)			(395,180)	(1,638)	(396,818)
Balances on December 31, 2022	10,240,000	32,720	8,988,442		228,305	19,489,467	2,326,577	21,816,044
Net loss				(318,206)		(318,206)	720,855	402,649
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes					34,710	34,710	(1,474)	33,236
Cumulative translation adjustments for the year					(142,939)	(142,939)		(142,939)
(Loss)/gain cash flow hedge accounting, net of taxes					822,832	822,832		822,832
Cash flow hedge reclassified to income upon realization, net of taxes					223,803	223,803		223,803
(Loss)/gain cash flow hedge accounting–“Platts”from investments in subsidiaries, net of taxes					4,552	4,552	1,158	5,710
(Loss)/gain on the percentage change in investments					(8,093)	(8,093)	(156)	(8,249)
(Loss) / gain on business combination					(6,451)	(6,451)		(6,451)
Additional dividends approved on 04/30/2023			(1,614,000)			(1,614,000)	(718,103)	(2,332,103)
Intermediary dividends approved on 11/13/2023			(985,000)			(985,000)		(985,000)
Interest on equity							(144,694)	(144,694)
Absorption of the loss of the year			(318,206)	318,206
Balances on December 31, 2023	10,240,000	32,720	6,071,236		1,156,719	17,500,675	2,184,163	19,684,838

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Changes in Shareholders´ Equity
(Thousands of Brazilian Reais)

Balances on December 31, 2023	10,240,000	32,720	6,071,236		1,156,719	17,500,675	2,184,163	19,684,838
Net loss				(2,591,851)		(2,591,851)	1,053,710	(1,538,141)
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes					28,548	28,548	(475)	28,073
Cumulative translation adjustments for the year					679,250	679,250		679,250
(Loss)/gain cash flow hedge accounting, net of taxes					(3,278,956)	(3,278,956)		(3,278,956)
Cash flow hedge reclassified to income upon realization, net of taxes					(137,082)	(137,082)		(137,082)
(Loss)/gain cash flow hedge accounting–“Platts”from investments in subsidiaries, net of taxes					(226,441)	(226,441)	(109,861)	(336,302)
(Loss)/gain on the percentage change in investments					(46,955)	(46,955)	(7,313)	(54,268)
Intermediary dividends approved on 05/09/2024			(950,000)			(950,000)	(207,529)	(1,157,529)
Intermediary dividends approved on 09/30/2024							(607,379)	(607,379)
Intermediary dividends approved on 11/14/2024			(730,000)			(730,000)		(730,000)
Interest on equity approved on 12/27/2024							(65,576)	(65,576)
Absorption of the loss of the year			(2,591,851)	2,591,851
Gains on the sale of a subsidiary interest, net		2,248,080				2,248,080	1,013,604	3,261,684
Reflex treasury shares acquired by controlled		(223,830)				(223,830)	(77,487)	(301,317)
Treasury shares canceled							11,821	11,821
Balances on December 31, 2024	10,240,000	2,056,970	1,799,385		(1,824,917)	12,271,438	3,187,678	15,459,116

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands of reais - R$, unless otherwise stated)

1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional (CSN) is a publicly-held corporation, headquartered in the capital of the State of São Paulo. Founded on April 9, 1941 during the Getúlio Vargas government, the Company was privatized in 1993.

CSN (“Company”) together with its subsidiaries, controlled entities, jointly controlled entities and affiliates (referred to as "Group"), operates in five main business segments:

i)	Steel industry: production and marketing of flat and long steels
ii)	Mining: extraction, processing and marketing of iron ore, tin, limestone and dolomite
iii)	Cement: production and commercialization of bagged and bulk cement, in addition to aggregates, concrete, and other related products
iv)	Energy: generation and sale of energy from almost all renewable sources and
v)	Logistics: participations in railways and port terminals.

CSN is listed on B3 – Brasil, Bolsa, Balcão, under the code CSNA3, where it trades its shares, and on the NYSE - United States stock exchange, under the code SID. Besides that, its subsidiaries CSN Mineração S.A. and Companhia Estadual de Geração de Energia Elétrica are publicly traded companies in Brazil, with CSN Mineração S.A. trading common shares on B3 under the ticker CMIN3.

The CSN Group has a significantly diversified business, being one of Brazil's leading steel producers, the second largest exporter of iron ore and a pioneer in the stacking of tailings to de-characterize dams. It also occupies the position of the second largest player in the cement sector in the country.

•	Going Concern:

Management understands that the Company has adequate resources to continue its operations. Accordingly, the Company's financial statements for the year ended December 31, 2024 have been prepared on a going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a)	Declaration of conformity

The consolidated financial statements have been prepared and are being presented in accordance with IFRS Accounting Standards (“IFRS”) issued by the International Accounting Standard Board (IASB) and highlight all the relevant information at the financial statements, and only this information, which correspond to those used by the Company's management in its activities.

2.b)	Basis of presentation

The financial statements have been prepared on a historical cost basis and adjusted to reflect: (i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets and (ii) impairment losses. When IFRS allows the option between acquisition cost or another measurement criterion, the acquisition cost criterion was used.

The preparation of these financial statements requires Management to use certain accounting estimates, judgments, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses as of the balance sheet date, which may differ from actual future results. The assumptions used are based on historical data and other factors considered relevant and are reviewed by the Company's Management.

The critical estimates are presented in the following explanatory notes:

Note 12 – Impairment of assets

Note 14 – Financial instruments (derivatives and hedge accounting)

Note 18 – Income tax and social contribution (deferred taxes)

Note 20 – Tax, social security, labor, civil, environmental provisions and judicial deposits

Note 21 – Provision for environmental liabilities and decommissioning

Note 30 – Employee benefits

The consolidated financial statements were approved by Management on April 30, 2025.

2.c)	Functional currency and presentation currency

The accounting records included in the financial statements of each of the Company's subsidiaries are measured using the currency of the main economic environment in which each subsidiary operates ("functional currency"). The consolidated financial statements are presented in R$ (Reais), which is the Company's functional currency and the Group's presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates prevailing on the dates of the transactions or valuation, in which the items are remeasured. The balances of the asset and liability accounts are translated at the exchange rate on the balance sheet date. As of December 31, 2024, US$ 1 is equivalent to R$ 6.1923 (R$ 4.8413 on December 31, 2023) and €1 is equivalent to R$ 6.4363 (R$ 5.3516 on December 31, 2023), according to rates extracted from the website of the Central Bank of Brazil.

2.d)	Accounting policies

The significant accounting policies applied in the preparation of these financial statements have been included in the respective notes and are consistent for all years presented.

2.e)	Adoption of new requirements, standards, amendments and interpretations

The new requirements, standards, changes, and interpretations that came into effect for fiscal years beginning on January 1, 2024, were:

•	Amendment to IFRS 16 (R2) – Lease Liability in a Sale and Leaseback
•	Amendments to IAS 1 – Classification of liabilities as "Current" or "Non-Current"
•	Amendments to IAS 7 and IFRS 7 – Disclosures on forfaiting risk transactions.

Regarding the aforementioned changes, the Company did not identify significant impacts that would alter its disclosure concerning the adoption and interpretation of standards with the exception of amendments to IAS 7 and IFRS 7, which provides greater detail about reverse factoring operations (also understood as "forfaiting" throughout the report, in note 16.a. Trade payables - Forfaiting).

Regarding the requirements, standards, amendments and interpretations that will come into effect for financial years beginning on January 1, 2025, and the expectation of their respective impacts, we have:

Amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates: establishes requirements for the measurement and disclosure of foreign currency transactions, conversion of balances, and the impact of fluctuations in exchange rates on financial statements. Adoption is defined for fiscal years beginning on January 1, 2025, with the possibility of early adoption

Amendments to IFRS 9 and IFRS 15 – Classification and measurement of Financial Instruments: establishes the requirements for classification and measurement of financial assets and liabilities in addition to clarifying how revenues related to these instruments should be recognized. Adoption is defined for fiscal years beginning on January 1, 2026, with the possibility of early adoption.

IFRS S1 – General Requirements for Disclosure of Sustainability-Related Financial: proposes that companies disclose financial statements, risks, and opportunities in the short and long term related to sustainability, which are useful for general-purpose users in making decisions about resource allocation to the entity. The standard may be voluntarily adopted for fiscal years beginning on January 1, 2024, with mandatory adoption for fiscal years beginning on January 1, 2026.

IFRS S2 – Climate-related disclosure requirements: establishes the requirements for the disclosure of climate-related information, and applies to the aspects in which the entity is exposed, which may be physical risks, transition risks and opportunities available to the organization. The standard may be voluntarily adopted for fiscal years beginning on January 1, 2024, with mandatory adoption for fiscal years beginning on January 1, 2026.

Annual improvements to IFRS – Volume 11. The adoption is defined for fiscal years beginning on January 1, 2026, with the possibility of early adoption:

i)	IFRS 1 - First-time Adoption of International Financial Reporting Standards The changes aim to clarify issues related to the first application of the standards, ensuring a smoother adoption for companies
ii)	IFRS 7 - Financial Instruments: The amendments are intended to improve guidance on financial statement disclosures about financial instruments and to clarify the implementation of certain requirements
iii)	IFRS 9 - Financial Instruments: The modifications aim to correct inconsistencies or provide more clarity on the application of certain provisions of this standard, especially related to the measurement and classification of financial instruments.
iv)	IFRS 10 - Consolidated Financial Statements: The improvements address minor issues regarding the application of control and the determination of when an entity should consolidate its subsidiaries
v)	IAS 7 - Statement of Cash Flows: The changes are made to improve clarity in the guidance on the presentation of cash flows, especially in relation to financing activities and the classification of certain flows.

IFRS 18 – Presentation and Disclosure in Financial Statements: New standard that defines a new structure for presenting the Income Statement, focusing on disclosing performance measures defined by management as part of the financial statements, and new principles of aggregation and disaggregation of balances to standardize and facilitate comparability and comparison with other statements. Mandatory adoption is defined for fiscal years beginning on January 1, 2027

IFRS 19 – Subsidiaries without Public Accountability: Disclosures: An eligible subsidiary applies the requirements of other IFRS Standards, except for disclosure requirements, applying instead the reduced disclosure requirements of IFRS 19. The reduced disclosure requirements of IFRS 19 balance the information needs of users of the financial statements of eligible subsidiaries with cost savings for preparers. Mandatory adoption is defined for fiscal years beginning January 1, 2027.

The Company has not adopted any standard in advance and understands that, based on the aforementioned, the requirements, standards, changes, and interpretations that will have a significant and material impact on subsequent financial statements will be the adoptions of IFRS S1, IFRS S2, IFRS 18, and IFRS 19. The main expectations regarding the adoption of the mentioned standards are the measurement and recognition of items related to IFRS S1 and S2 on sustainability and climate, the new presentation of the Income Statement, and additional information related to subsidiaries, to comply with IFRS 19.

Brazilian tax reform: Constitutional Amendment 132 introduced profound changes to the national tax system, with a long transition period, comprised between the years 2026 and 2032. The Company recognizes its complexity and is committed to making every effort necessary to ensure its full compliance with the established provisions. In this context, management actively monitors the developments of the tax reform, assessing potential impacts on the Company's operations and financial results. The planning and execution of the adaptation measures will include investments in technology, training of teams and review of processes, with the objective of mitigating risks and ensuring compliance with the new legal requirements. The impacts of the new tax rules will only be fully known when the pending regulatory topics are finalized. Consequently, there is no effect of the Tax Reform on the financial statements as of December 31, 2024.

International tax reform: On May 23, 2023, the International Accounting Standards Board issued International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12, which clarifies that IAS 12 applies to income taxes arising from tax legislation enacted or substantially enacted to implement the Pillar Two model rules published by the OECD, including tax legislation implementing Qualified Domestic Top-up Minimum Taxes. The Group adopted these amendments, considering that consolidated revenue is above the minimum limit of 750,000 euros.

It is important to note that the Group currently has the support of tax experts to assist it in the application of said legislation and estimate the impact of its application.

3.	CASH AND CASH EQUIVALENTS

		Consolidated
	12/31/2024	12/31/2023
Cash and banks
In Brazil	701,494	103,383
Abroad	13,318,603	10,797,192
	14,020,097	10,900,575

Financial investments
In Brazil	7,688,051	4,227,916
Abroad	1,602,049	917,727
	9,290,100	5,145,643
	23,310,197	16,046,218

The financial resources available in the country are basically invested in private and public securities with income linked to the variation of Interbank Deposit Certificates (CDI) and repurchase and resale agreements backed by fixed income securities. The Company applies part of the resources through exclusive investment funds, whose financial statements were consolidated in the Company.

The financial resources available abroad, held in dollars and euros, are invested in private securities, in banks considered by Management as first-rate and are remunerated at pre-fixed rates.

Accounting Policy

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable within 90 days of the contracting date, readily convertible into an amount known as cash and with insignificant risk of change in their market value.

4.	FINANCIAL INVESTMENTS

				Consolidated
	Current		Non-current
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Investments (1)	50,787	39,800	27,554	139,949
Usiminas shares (2)	860,591	1,493,204
Bonds (3)			142,423	111,350
	911,378	1,533,004	169,977	251,299
(1)	Comprised of restricted financial investments with restrict modality and linked to a Bank Deposit Certificate (CDB) to guarantee a letter of guarantee from financial institutions and financial investments in Public Securities (LFT - Letras Financeiras do Tesouro) managed by their exclusive funds. The subsidiary CSN Cimentos Brasil maintains financial investments with restricted availability as guarantee for a liability, with indefinite redemption term, with a balance of R$ 8,497 as of December 31, 2024, (R$ 122,687 as of December 31, 2023) Elizabeth Cimentos and Estanho de Rondônia, controlled by CSN, have investments linked to financing contracts, with maturities in 2030 and 2028, respectively, in the amount of R$ 19,057.
(2)	The Usiminas shares held by the Company ceased to be considered as guarantees (fiduciary alienation) as of June 8, 2024.
(3)	Bonds with Banco Fibra maturing in February 2028 (see note 22.b).

Accounting Policy

Financial investments that are not classified as cash equivalents are measured at amortized cost and fair value through profit or loss.

5.	TRADE RECEIVABLES

			Consolidated
	Ref.	12/31/2024	12/31/2023
Trade receivables
Third parties
In Brazil		1,457,840	1,525,773
Abroad		1,563,075	1,801,677
		3,020,915	3,327,450
Estimated credit losses		(212,088)	(226,053)
		2,808,827	3,101,397
Related parties	22.a	92,171	168,367
		2,900,998	3,269,764

The composition of the gross balance of receivables from third party customers is shown as follows:

		Consolidated
	12/31/2024	12/31/2023
Current	2,522,661	2,938,483
Past-due up to 30 days	180,249	129,846
Past-due up to 180 days	139,106	36,568
Past-due over 180 days	178,899	222,553
	3,020,915	3,327,450

The changes in expected credit losses are as follows:

		Consolidated
	12/31/2024	12/31/2023
Opening balance	(226,053)	(232,830)
(Loss)/Reversal estimated	3,964	(2,959)
Recovery and write-offs of receivables	10,001	9,736
Closing balance	(212,088)	(226,053)

The Company carries out credit assignment operations without co-obligation. After the assignment of the customer's trade bills/securities and receipt of the proceeds from the closing of each transaction, CSN settles the related receivables and fully discharges the credit risk of the transactions. Financial charges for the credit assignment operation in the year ended December 31, 2024, were R$ 45,587 (R$ 34,882 in December 31, 2023) in the consolidated statements, classified under financial expense.

Accounting Policy

Receivables are initially recognized at the transaction price, provided that they do not contain financing components, and subsequently measured at amortized cost. When applicable, it is adjusted to present value including the respective taxes and ancillary expenses, and customer credits in foreign currency are adjusted at the exchange rate on the date of the financial statements.

The Company annually measures the expected credit losses for the instrument, where it considers all possible loss events over the life of its receivables, using a loss rate matrix by maturity range adopted by the Company, from the initial moment (recognition) of the asset. This model considers customers' history, default rate, financial situation and the position of their legal advisors to estimate expected credit losses.

In the Mining segment, receivables are provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through the income statement. The final selling price for all provisionally priced products is based on the price for the quotational period stipulated in the contract. The change in value of the provisionally priced receivable is based on relevant forward market prices and is included in sales revenue.

6.	INVENTORIES

		Consolidated
	12/31/2024	12/31/2023
Finished goods	4,250,175	3,856,491
Work in progress	3,976,448	3,316,396
Raw materials	2,845,578	2,607,079
Storeroom supplies	1,255,176	1,225,963
Advances to suppliers	23,463	85,623
Provision for losses	(149,927)	(121,871)
	12,200,913	10,969,681

Classified:
Current	10,439,741	9,557,578
Non-current (1)	1,761,172	1,412,103
	12,200,913	10,969,681

(1)	Long-term inventories of iron ore that will be processed when implementing new beneficiation plants, which will generate Pellet Feed as a product. The start of operations is scheduled for the fourth quarter of 2027.

The changes in expected losses on inventories are as follows:

		Consolidated
	12/31/2024	12/31/2023
Opening balance	(121,871)	(96,493)
Reversal/(Provision for losses) on inventories with low turnover and obsolescence	(28,056)	(25,378)
Closing balance	(149,927)	(121,871)

Accounting Policy

They are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average cost method in the acquisition of raw materials. The cost of finished products and work in progress comprises raw materials, labor, other direct and indirect costs (based on normal production capacity). The net realizable value is the estimated selling price in the normal course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Estimated losses in low turnover or obsolete inventories are constituted when considered necessary.

7.	RECOVERABLE TAXES

		Consolidated
	12/31/2024	12/31/2023
ICMS (Brazilian State Value-Added Tax)	1,717,547	1,492,575
Brazilian federal contributions	2,336,854	2,729,606
Other taxes	112,866	59,316
	4,167,267	4,281,497

Classified:
Current	1,367,316	1,744,074
Non-current	2,799,951	2,537,423
	4,167,267	4,281,497

Accounting Policy

Tax credits accumulated essentially derive from ICMS, PIS, and COFINS credits on input purchases and property, plant and equipment used in production, plus IRPJ and CSLL related to Selic rate updates on tax credits awaiting final legal resolution for compensation, classified in non-current assets. The realization of these credits generally occurs through natural offsetting with debits of these taxes, generated by sales operations and other taxed outputs.

The balance of recoverable taxes maintained in the short term is expected to be offset in the next 12 months. Based on budget analyses and projections approved by Management, there is no forecast of risks regarding the non-realization of these tax credits, provided that such budget projections materialize.

8.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets are as follows:

					Consolidated
		Current		Non-current
		12/31/2024	12/31/2023	12/31/2024	12/31/2023
Judicial deposits	20			632,950	491,882
Derivative financial instruments	14	152,967	32,211
Dividends receivable	22.b	201,436	185,178
Prepaid expenses		327,403	337,107	9,770	44,027
Prepaid expenses with freight			79,449
Actuarial asset	22.b			47,708	39,530
Trading securities		2,947	7,198
Loans with related parties		5,315	5,316	1,903,028	1,659,412
Other receivables from related parties		1,831	8,309	1,792,579	1,792,579
Eletrobrás bonds and compulsory loans				51,012	62,913
Employee debts		92,628	61,332
Receivables by indemnity (1)	14.a		106,405	790,914	1,173,922
Other		71,536	104,557	4,409	46,226
		856,063	927,062	5,232,370	5,310,491
(1)	In The current balance as of December 31, 2023 was related to a foreign income tax credit that was received in the second quarter of 2024, Non-current assets are composed of net and certain credit, arising from the final and unappealable decision in favor of the Company, mainly due to losses and damages resulting from voltage sinking in the energy supply in the periods from January/1991 to June/2002. In September 2024, the Company carried out the assignment of credit rights for the amounts overpaid for rail freight from April 1994 to March 1996 to the company RFFSA and received R$ 442,246 in the operation, recording a discount of R$ 84,237. The Company has a purchase option, which can be exercised unilaterally according to the price agreed between the parties until December 31, 2025 or up to 5 days after settlement of the balance by the debtor.

9.	BASIS OF CONSOLIDATION AND INVESTMENTS

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the years ended December 31, 2024 and 2023 include the following direct and indirect subsidiaries and joint ventures, associates, as well as the exclusive funds, as follows:

	Equity interests (%)
Companies	12/31/2024	12/31/2023	Core business
Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Inova Ventures	100.00	100.00	Equity interests and financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.89	99.89	Manufacture of containers and distribution of steel products
CSN Mineração S.A. (7)	69.01	79.75	Mining
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	92.71	92.71	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CSN Inova Ltd.	100.00	100.00	Advisory and implementation of new development projec
CBSI - Companhia Brasileira de Serviços de Infraestrutura	99.99	99.99	Services render
CSN Cimentos Brasil S.A.	99.99	99.99	Manufacturing and sale of cement
Berkeley Participações e Empreendimentos S.A.	100.00	100.00	Electric power generation and equity interests
CSN Inova Soluções S.A.	99.99	99.90	Equity interests
CSN Participações I	99.90	99.90	Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.	0.10	0.10	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Participações III	99.90	99.90	Equity interests
CSN Participações IV	99.90	99.90	Equity interests
CSN Participações V	99.90	99.90	Equity interests
CSN Incorporação e Participações Ltda. (6)	99.99		Equity interests

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.	100.00	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.89	99.88	Sale of cans and packages in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.88	99.87	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.88	99.87	Production and sale of cans and related activities
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L.U.	69.01	79.75	Financial transactions, product sales and Equity interests
CSN Mining GmbH	69.01	79.75	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	69.01	79.75	Commercial representation
Lusosider Ibérica S.A.	100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda. (4)		79.75	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC	100.00	100.00	Import and distribution/resale of products
Elizabeth Cimentos S.A.	99.99	99.98	Manufacturing and sale of cement
Santa Ana Energética S.A.	99.99	99.98	Electric power generation
Topázio Energética S.A.	99.99	99.98	Electric power generation
Brasil Central Energia Ltda.	99.99	99.98	Electric power generation
Circula Mais Serviços de Intermediação Comercial S.A.	99.99	99.90	Commercial intermediation for the purchase and sale of assets and materials in general
Metalgráfica Iguaçu S.A	99.89	99.89	Metal packaging manufacturing
Companhia Energética Chapecó	69.01	79.75	Electric power generation
Companhia Estadual de Geração de Energia Elétrica - CEEE-G (3)	100.00	98.98	Electric power generation
Ventos de Vera Cruz S.A.	99.99	98.97	Electric power generation
Ventos de Curupira S.A	99.99	98.97	Electric power generation
Ventos de Povo Novo S.A.	99.99	98.97	Electric power generation
MAZET Maschinenbau und Zerspanungstechnik Unterwellwnborn GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Mining International GmbH (1)	69.01	79.75	Commercial and representation of products
CSN International Steel GmbH (4)	100.00	-	Commercial and representation of products

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.75	18.64	Railroad transportation
Aceros Del Orinoco S.A. (*)	31.82	31.82	Dormant company
Transnordestina Logística S.A.	48.03	48.03	Railroad logistics
Equimac S.A	50.00	50.00	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A.	12.93	14.86	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests
Panatlântica S.A. (2)	29.92		Steel

Indirect interest in affiliates: equity method
Jaguari Energética S.A.	10.50	10.39	Electric power generation
Chapecoense Geração S.A. (3)	9.00	8.91	Electric power generation
Companhia Energética Rio das Antas - Ceran (3)	30.00	29.69	Electric power generation
Ventos do Sul Energia S.A. (3)		9.90	Electric power generation
Foz Chapecó Energia S.A. (3)	9.00	8.91	Electric power generation

Exclusive funds: full consolidation
Diplic II- Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

Consortiuns
Consórcio Itaúba	100.00	100.00	Electric power generation
Consórcio Passo Real	100.00	100.00	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power generation
Consórcio Dona Francisca	15.00	15.00	Electric power generation

(*)	Dormant companies.
(1)	On December 2023, the company CSN Mining International GmbH, headquartered in Switzerland, began its iron ore trading operations.
(2)	On January 15, 2024, Panatlântica began to be evaluated through the equity method due to the acquisition of 18.61% of shares at a total price of R$ 150,000, resulting in the Company now holding 29.92% (11.31% as of December 31, 2023) of Panatlântica's capital. Prior to such acquisition, the Company assessed the investment through fair value through profit or loss.
(3)	On February 21, 2024, the Company came to hold 100% of the shares of subsidiary CEEE-G (98.98% as of December 31, 2023), and for this reason, there was a percentage increase in the indirect participation of companies Companhia Energética Rio das Antas – CERAN, Ventos do Sul Energia S.A., Chapecoense Geração S.A., and Foz Chapecó Energia S.A.
(4)	On March 7, 2024, the company CSN International Steel GmbH was established by the Company's direct Subsidiary, CSN Steel S.L.U..
(5)	On September 5, 2024, CSN Mining Portugal Unipessoal Ltda was liquidated and extincted.
(6)	On November 5, 2024, the Company, together with its subsidiary Companhia Florestal do Brasil, established CSN Incorporação e Participação Ltda., whose main purpose is real estate development.
(7)	On November 12, 2024, the Company sold part of its shares held in the subsidiary CSN Mineração to Itochu Corporation (589,304,801 shares), reducing its stake from 79.75% to 69.01%, see note 9.c.

9.a)	Changes in investments in controlled companies, jointly controlled companies, joint operations, associates, and other investments

The positions presented as of December 31, 2024 and 2023 and the changes refer to the interest held by CSN in these companies:

		Consolidated
Companies	Ref.	Final balance on 12/31/2023	Capital increase	Dividends	Equity Income	Comprehensive income	Others	Final balance on 12/31/2024

Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica		2,381,607		(126,163)	529,211		14,513	2,799,168
Fair Value MRS		480,622						480,622
Fair Value MRS amortization		(93,971)			(11,748)			(105,719)
Transnordestina Logística S.A.		1,160,944			(23,599)			1,137,345
Fair Value -Transnordestina		659,106						659,106
Arvedi Metalfer do Brasil S.A.		35,488			(231)			35,257
Panatlântica S.A.			150,000	(46,075)	19,233	23,871	78,737	225,766
Equimac S.A		23,793		(1,342)	9,282			31,733
Indirect interest in affiliates - CEEE-G		165,891		(31,610)	44,049		(31,577)	146,753
Fair Value indirect participation CEEE-G		319,709						319,709
Fair Value amortization indirect participation CEEE-G		(23,896)			(18,627)			(42,523)
		5,109,293	150,000	(205,190)	547,570	23,871	61,673	5,687,217

Fair value investments through profit or loss (1)	14	78,737					(78,737)
Others (2)		49,149	5,494				4,151	58,794
		127,886	5,494				(74,586)	58,794

Total shareholdings		5,237,179	155,494	(205,190)	547,570	23,871	(12,913)	5,746,011

Classification of investments in the balance sheet
Equity interests		5,237,177						5,746,011
Investment Property		205,954						202,040
Total investments in the asset		5,443,131						5,948,051

(1)	The reconciliation of the balance refers to the change in the valuation method of the investee Panatlântica due to the aforementioned share acquisitions. As mentioned, the company, which was previously valued at fair value through profit or loss, is now being valued using the equity method.
(2)	Strategic investments in startups made by subsidiary CSN Inova Ventures in the following companies: Alinea Health Holdings Ltda. I.Systems Aut. Ind., 2D Materials, H2Pro Ltda, 1S1 Energy, Traive INC., OICO Holdings and Global Dot.com.

The reconciliation of the equity method results of jointly controlled companies classified as joint ventures and affiliates and the amount presented in the income statement is presented below and derives from the elimination of CSN's transactions with these companies:

		Consolidated
	12/31/2024	12/31/2023

Equity in results of affiliated companies
MRS Logística S.A.	529,211	449,462
Transnordestina Logística S.A.	(23,599)	(23,568)
Arvedi Metalfer do Brasil S.A.	(231)	(1,332)
Equimac S.A	9,282	5,311
Indirect interest in affiliates - CEEE-G	44,049	50,757
Panatlântica S.A.	19,233
Fair Value Amortization	(30,375)	(49,068)
	547,570	431,562
Reclassification IAS 28 (1)	(99,279)	(80,313)
Others	(243)	(118)
Equity in results	448,048	351,131

(1)	The operating margin of intercompany operations with group companies classified as joint ventures, which are not consolidated, are reclassified in the Income Statement of the Investment group to the groups of costs and income tax and social contribution.

9.b)	Additional information on direct and indirect subsidiaries

•      ELIZABETH CIMENTOS S.A. (“Elizabeth Cimentos”)

On August 31, 2021, the acquisition of control of Elizabeth Cimentos and Elizabeth Mineração was completed, through its subsidiary CSN Cimentos.

Elizabeth Cimentos, located in Paraíba, is constituted as a corporation, manufactures and sells Portland cement and clinker. Its products are marketed in all states of the North and Northeast regions.

•      SEPETIBA TECON S.A. (“Tecon”)

Its objective is the exploration of the Container Terminal of the Organized Port of Itaguaí, located in Itaguaí, in the state of Rio de Janeiro. The terminal is connected to UPV via the Southeast railway network, conceded to MRS Logística S.A. Services include container, steel product, and general cargo handling and storage operations, among other services such as container washing, maintenance, and sanitization.

TECON was the winner of the bidding process and on October 23, 1998 signed the lease for the operation of the port terminal for a period of 25 years, starting in 2001, which can be extended if the granting authority gives a positive statement.

Upon termination of the lease contract, all rights and benefits transferred to Tecon, along with Tecon's property assets and those resulting from investments made in leased assets, will be returned to the Union, declared reversible by the Union as being necessary for the continuity of the leased terminal's operation. The assets declared as reversible will be compensated by the Union for the residual value of their cost, determined by Tecon's accounting records after deducting depreciation.

•      ESTANHO DE RONDÔNIA S.A. (“ERSA”)

Headquartered in the state of Rondônia, the subsidiary operates two units, one located in the city of Itapuã do Oeste/RO and the other in Ariquemes/RO. The mining operation is based in Itapuã do Oeste, where cassiterite (tin ore) is extracted, and the smelting is located in Ariquemes, where metallic tin is obtained, which is the raw material used in the UPV for the manufacture of metal sheets.

•      COMPANHIA METALÚRGICA PRADA (“Prada”)

Prada operates in two segments: steel metal packaging and flat steel processing and distribution.

Packaging

In the steel metal packaging segment, Prada produces the best and safest products in cans, buckets and aerosols. It serves the chemical and food segments, providing packaging and lithography services for the main market companies.

Distribution

Prada also operates in the area of processing and distribution of flat steels, with a diversified product line. Provides coils, rolls, sheets, strips, blanks, metal sheets, profiles, tubes and tiles, among other products, for the most different industry segments - from automotive to civil construction. It is also specialized in providing steel processing services, meeting the demand of companies throughout the country.

•      METALGRÁFICA IGUAÇU S.A. (“Metalgráfica”)

Founded in 1951, Metalgráfica has units in Ponta Grossa (PR) and Goiânia (GO) and produces steel cans for the national and international market of metal packaging for food. Its operation is a strategic asset for CSN's packaging division. The technology used by Metalgráfica is more modern than that used by Prada, improving business competitiveness and strengthening the national chain, especially in relation to substitute packaging.

•      CSN ENERGIA S.A. (“Energia”)

Its main objective is the commercialization of electric energy to supply the operational needs of its Parent Company and its respective subsidiaries. If there is a surplus of the purchased energy, it is sold to the market through the Electric Energy Trading Chamber (“CCEE”). The registered office of the company is located in Volta Redonda - Rio de Janeiro.

•      FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA S.A. (“FTL”)

Company created to incorporate the spun-off portion of Transnordestina Logística S.A. It operates public rail freight transport services in Brazil's northeastern network, on sections between the cities of São Luís and Altos, Altos and Fortaleza, Fortaleza and Sousa, Sousa and Recife/Jorge Lins, Recife/Jorge Lins and Salgueiro, Jorge Lins and Propriá, Paula Cavalcante and Cabedelo (Cabedelo Branch) and Itabaiana and Macau (Macau Branch) ("Network I").

•      CSN MINERAÇÃO S.A. (“CSN Mineração”)

Based in Congonhas, in the state of Minas Gerais, CSN Mineração S.A.'s main objective is the production, purchase and sale of iron ore, and has the foreign market as its main focus for marketing its products. On November 30, 2015, CSN Mineração S.A. began centralizing CSN's main iron ore mining operations, including the establishments of the Casa de Pedra mine, the TECAR port, and an 18.74% stake in MRS. CSN's interest in this subsidiary is 69.01% as of December 31, 2024 (79.75% as of December 31, 2023).

On November 21, 2023, CSN Mining International GmbH was established as a wholly-owned subsidiary of CSN Mining Holding S.L.U., which is itself a wholly-owned subsidiary of CSN Mineração. Located in Zug, Canton of Zug, Switzerland, its purpose is to market raw materials of any type and other goods in its own name and on behalf of third parties, both in Switzerland and abroad, and may perform or intermediate services directly or indirectly related to this objective or associated with it.

• MINÉRIOS NACIONAL S.A. (“Minérios Nacional”)

Headquartered in Congonhas, in the state of Minas Gerais, Minérios Nacional's main objective is the production and sale of iron ore. The subsidiary concentrates the mineral rights assets related to the Fernandinho, Cayman and Pedras Pretas mines, all located in Minas Gerais, transferred to Minérios Nacional S.A. in the business combination operation that occurred in 2015.

•      CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA (“CBSI”)

Based in São Paulo - SP, CBSI's main objective is to provide services to subsidiaries, affiliates, parent company, and other third-party companies, being able to explore activities related to recovery and maintenance of industrial machines and equipment, civil maintenance, industrial cleaning, product logistics preparation, among others.

•      COMPANHIA FLORESTAL DO BRASIL (“CFB”)

Companhia Florestal do Brasil, a legal entity governed by private law, was incorporated on May 24, 2013. It is organized as a privately-held corporation and the company's registered office is located in São Paulo.

• STAHLWERK THÜRINGEN GMBH (“SWT”)

SWT was established from the former Maxhütte industrial steel complex, in the city of Unterwellenborn, located in Germany. SWT produces steel profile used for civil construction according to international quality standards. Its main raw material is steel scrap, and its installed production capacity is 1.1 million tons of steel/year. SWT is an indirect subsidiary of CSN Steel S.L.U., a wholly-owned subsidiary of CSN.

• COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

Companhia Siderúrgica Nacional, LLC, a wholly-owned subsidiary of CSN Steel S.L.U. which, in turn, is a wholly-owned subsidiary of CSN, is an importer and marketer of steel products and maintains its activities in the United States.

• LUSOSIDER AÇOS PLANOS, S.A. (“Lusosider”)

Incorporated in 1996, in continuity with Siderurgia Nacional – a company privatized by the Portuguese government that year –, Lusosider is the only Portuguese industry in the steel sector to produce cold-rolled flat steels with anticorrosion coating. The Lusosider has an installed capacity of about 550 thousand tons/year to produce four major groups of steel products: galvanized sheet, cold rolled sheet, pickled sheet and oiled sheet. The products manufactured by Lusosider can be applied in the packaging industry, civil construction (tubes and metallic structures) and in household appliance components.

•      COMPANHIA ESTADUAL DE GERAÇÃO DE ENERGIA ELÉTRICA – CEEE-G.

On October 21, 2022, Companhia Florestal Brasileira acquired a 66.23% stake in Companhia Estadual de Geração de Energia Elétrica – CEEE-G, which belonged to the State of Rio Grande do Sul. Subsequently, on December 15, 2022, it also acquired a 32.73% stake in CEEE-G from Centrais Elétricas Brasileiras S.A. – Eletrobras. In November 2023, CEEE-G conducted the Public Offering of Shares ("OPA") auction to acquire up to 100% of the shares subject to the offer. In the auction, the Company acquired 1,271 common shares and 338 preferred shares, representing 0.017% of its total share capital. The success of the OPA resulted in the conversion of registration from category "A" to category "B", deferred by CVM on January 25, 2024. On February 21, 2024, the EGM took place, WHICH resolved on the compulsory redemption and subsequent cancellation of 98,375 (ninety-eight thousand, three hundred and seventy-five shares), being 41,896 (forty-one thousand, eight hundred and ninety-six) common shares and 56,479 (fifty-six thousand, four hundred and seventy-nine) preferred shares issued by CEEE-G, without modification of the Company's share capital. Therefore, as of this date, Companhia Florestal do Brasil now holds 100% of the shares issued by CEEE-G.

Based in Porto Alegre, Rio Grande do Sul State, CEEE-G's main purpose is to conduct studies, projects, construction, and operation of electric power plants, as well as to execute business acts resulting from these activities, such as electric energy commercialization. CEEE-G exercises shareholding control of the Special Purpose Entities (SPEs) Ventos de Curupira S.A., Ventos de Povo Novo S.A. and Ventos de Vera Cruz S.A., incorporated in February 2014 and members of the consortium responsible for the construction of the Povo Novo Wind Farm Complex. The equity interest in CEEE-G as of December 31, 2024 is 100%.

•      COMPANHIA ENERGÉTICA CHAPECÓ – CEC

Companhia Energética Chapecó, headquartered in São Paulo, is an independent power producer whose main activity is harnessing electric power potential on the Chapecó River through a hydroelectric plant located between the municipalities of Ipuaçu and São Domingos in the state of Santa Catarina, called Central Geradora Quebra-Queixo. On December 11, 2000, Companhia Energética Chapecó signed a Concession Agreement for the Use of Public Property for the generation of electricity No. 94/2000 with the National Electric Energy Agency – Aneel. The concession has a term of 35 years counted from the date of contract signature by the granting authority, which may be extended under conditions established by ANEEL, provided that the hydroelectric project exploitation meets the contract conditions and sector legislation.

•      CSN CIMENTOS BRASIL S.A (“CSN Cimentos Brasil”)

Acquired on September 6, 2022, CSN Cimentos Brasil is constituted as a corporation, domiciled in Brazil, with its headquarters located in Santa Cruz, Rio de Janeiro - RJ. This subsidiary of CSN has industrial plants, warehouses and branches in much of the national territory. Its main activities are: production, industry and general trade of cement, lime, mortar, minerals and metals in general and complementary products for civil construction, in natura. CSN's equity interest in CSN Cimentos Brasil as of December 31, 2024 is 99.99%.

i)	Other investments:

•	PANATLÂNTICA SA (“Panatlântica”)

Publicly-held corporation headquartered in Gravataí-RS, whose purpose is the industrialization, trade, import, export and processing of steel and metals, ferrous or non-ferrous, coated or not, and began to be evaluated through the equity method due to the acquisition of 18.61% of shares at a total price of R$ 150,000, resulting in the Company now holding 29.92% (11.31% as of December 31, 2023) of Panatlântica's capital. Prior to such acquisition, the Company assessed the investment through fair value through profit or loss.

•	ARVEDI METALFER DO BRASIL SA (“Arvedi”)

Arvedi, headquartered in Salto, State of São Paulo, is engaged in pipe production. As of December 31, 2024 and 2023, CSN had a 20.00% interest in Arvedi’s share capital.

9.c)	Main events occurred in subsidiaries in 2024 and 2023

•      CSN CIMENTOS S.A. (“CSN CIMENTOS”)

The cement segment operations began in the Group in May 2009, through a grinding unit in Volta Redonda/RJ, driven by the synergy between this activity and the slag generation produced by the blast furnaces of Presidente Vargas Plant ("UPV"), a material used as the main raw material for cement production.

In 2011, its own clinker production was started, with the installation of a rotary clinker kiln in Arcos, Minas Gerais, using calcitic limestone extracted from the Bocaina Mine, existing in the same location that also supplies the steel limestone to the UPV. This clinker produced is primarily sent by railway to the cement factory in Volta Redonda/RJ.

In 2015, the Arcos/MG unit started cement production with the installation of two vertical cement mills and in 2016 a second clinker production line was installed, thus achieving self-sufficiency of clinker in cement production.

The main product of Arcos is CP-II type cement, basically composed of clinker, slag, limestone, and gypsum, with the composition varying according to the product. Still in Arcos, there is exploration of calcitic limestone and dolomite, which is destined for the UPV.

On August 31, 2023, the reverse merger of CSN Cimentos by CSN Cimentos Brasil was approved with the transfer of all assets, property (movable and immovable), rights and obligations. The Appraisal Report of CSN Cimentos' shareholders' equity was prepared based on a specific balance sheet with a base date of June 30, 2023.

As a result of the merger, CSN Cimentos Brasil's shareholders' equity was increased by R$ 2,383,276, of which R$ 2,300,489 were allocated to the share capital and R$ 82,786 to the capital reserve account.

(R$'000)	Net equity as of June 30, 2023
Cash and cash equivalents	111,937
Trade receivables	95,506
Inventories	245,701
Other assets	229,560
Corporate investments	1,198,743
Property, plant and equipment	3,573,944
Intangíible assets	889,979
Investment properties	631
Total Assets	6,346,001
Trade payables	375,049
Borrowings and financing	2,678,625
Salaries and social charges	15,432
Taxes payable	42,383
Lease liabilities	15,392
Tax, social security, labor and civil	11,489
Provisions for environmental liabilities and asset decommissioning	83,076
Other payables	741,279
Total Liabilities	3,962,725

Net assets	2,383,276

•	Companhia Estadual de Geração de Energia Elétrica - CEEE-G (“CEEE”)

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

•	CSN Mineração S.A. (“CSN Mineração”)

Share buyback program of subsidiary CSN Mineração

CSN Mineração approved, in Board of Directors Meetings, the Share Buyback Programs, for treasury maintenance and subsequent disposal or cancellation, described below:

Program	Board’s Authorization	Authorized amount	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Balance in treasury shares
3º	05/18/2022	106,000,000	From 5/19/2022 to 5/18/2023
4 º	06/28/2024	100,000,000	From 6/28/2024 to 12/19/2025	R$ 6.0497	R$ 5.2798 and R$ 7.1162	53,294,300		53,294,300
4 º							(3)	(3)
						53,294,300	(3)	53,294,297

The share buyback program, for treasury maintenance and subsequent disposal or cancellation, approved on June 28, 2024 by the Board of Directors, consists of:

• Buyback of up to 100,000,000 shares

• Program term from June 28, 2024 to December 19, 2025

• Acquisition price may not be higher than the quotation on the Stock Exchange

• Buyback operations intermediated by qualified financial institutions.

On October 17, 2024, CSN Mineração approved in a Board of Directors meeting the cancellation of three treasury shares, without changing the subsidiary's share capital value because of the share cancellation. Consequently, the Company's share capital is now divided into 5,485,338,835 shares.

Distribution of dividends from subsidiary CSN Mineração:

On May 9, 2024, the Board of Directors of CSN Mineração approved the distribution of interim dividends to the profit reserve account in the amount of R$ 1,025,040, corresponding to R$ 0.186869166032 per share, in anticipation of the minimum mandatory dividend.

At a CSN Mineração Board of Directors meeting held on September 30, 2024, the following distributions were approved: extraordinary interim dividends from profits recorded in the balance sheet as of August 31, 2024, totaling R$ 2,375,000, corresponding to R$ 0.43689118448 per share intermediate dividends from the profit reserve from previous fiscal years, in the amount of R$ 160,000, corresponding to R$ 0.02943266927 per share and payment of interest on equity by CSN Mineração in the amount of R$ 465,000, corresponding to R$ 0.08553869507 per share.

On December 27, 2024, CSN Mineração's Board of Directors approved the payment of interest on equity in the amount of R$ 211,610, corresponding to the value of R$ 0.03895595758 per share.

Approval, execution and sale of minority interest in subsidiary CSN Mineração

The Company, in a Board of Directors meeting held on October 17, 2024, approved the Non-Binding Proposal with Itochu Corporation for the sale of a minority stake of up to 11% in its subsidiary CSN Mineração, at a price per share of R$ 7.50.

On November 5, 2024, in a new Board of Directors meeting, the approval of a Share Purchase Agreement was deliberated for the sale of 589,304,801 common shares issued by CSN Mineração at a unit price of R$ 7.50 per share, totaling R$ 4,419,786, which was paid in cash by Itochu Corporation to CSN on the date of the share transfer.

FS-24

11/30/2024
Number of shares sold	589,304,801
Share price	R$ 7.50
(+) Cash received (a)	4,419,786
Number of shares sold	589,304,801
Equity cost of the share	R$ 1.72
(-) Write-off of investment (b)	1,013,604
(=) Gain in operation (a) - (b)	3,406,182

After approval of the transaction by the Administrative Council for Economic Defense – CADE, Itochu Corporation became a signatory to the Shareholders' Agreement of CSN Mineração, amended on November 6, 2024, without changing the rights of the parties to such agreement.

From November 12, 2024, due to this operation, CSN now holds 3,785,474,692 common shares issued by CSN Mineração, reducing its direct stake to 69.01%, while Itochu Corporation now holds 589,304,801 common shares issued by CSN Mineração, reaching a direct stake of 10.74% and an indirect stake of 9.26% through Japão Brasil Minério de Ferro Participações LTDA. Therefore, the shareholding composition of CSN Mineração became:

SHAREHOLDER	SHARES	% SHAREHOLDING
COMPANHIA SIDÚRGICA NACIONAL	3,785,474,692	69.01%
ITOCHU CORPORATION	589,304,801	10.74%
Japão Brasil Minério de Ferro Participações LTDA	507,762,966	9.26%
POSCO Holding Inc.	102,186,675	1,86%
CHINA STEEL CORPORATION	22,366,860	0.41%
TREASURY SHARES	53,294,297	0.97%
OTHERS	424,948,544	7.75%
Total SHARES	5,485,338,835	100.00%

9.d)	Joint ventures and joint operations financial information

The balance sheet and income statement balances of the companies whose control is shared are shown below and refer to 100% of the companies’ results:

FS-25

	12/31/2024				12/31/2023
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.49%	48.03%	50.00%	48.75%	37.27%	48.03%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	4,147,393	277,966	22,028	82,129	3,388,052	786,007	13,953	93,712
Advances to suppliers	42,649	45,512	49	395	101,318	6,161	77	409
Other assets	1,182,598	83,348	25,070	27,251	1,390,540	67,758	16,747	30,517
Total current assets	5,372,640	406,826	47,147	109,775	4,879,910	859,926	30,777	124,638
Non-current Assets
Other assets	448,946	143,562	142	10,144	679,749	97,560	599	18,054
Investments, PP&E and intangible assets	14,791,500	13,193,728	75,782	263,998	12,774,225	12,062,189	48,570	296,818
Total non-current assets	15,240,446	13,337,290	75,924	274,142	13,453,974	12,159,749	49,169	314,872
Total Assets	20,613,086	13,744,116	123,071	383,917	18,333,884	13,019,675	79,946	439,510

Current Liabilities
Borrowings and financing	547,803	36,181	19,009		993,367	167,201	8,552
Lease liabilities	738,978		288		565,002		684
Other liabilities	2,103,399	128,528	16,642	15,664	2,111,251	80,851	8,310	21,222
Total current liabilities	3,390,180	164,709	35,939	15,664	3,669,620	248,052	17,546	21,222
Non-current Liabilities
Borrowings and financing	7,524,173	7,943,354	21,074		5,879,207	8,481,707	12,734
Lease liabilities	1,158,058		213		1,665,072		253
Other liabilities	1,074,757	3,268,493	2,379	4,457	729,736	1,873,232	1,827	22,140
Total non-current liabilities	9,756,988	11,211,847	23,666	4,457	8,274,015	10,354,939	14,814	22,140
Shareholders’ equity	7,465,918	2,367,560	63,466	363,796	6,390,249	2,416,684	47,586	396,148
Total liabilities and shareholders’ equity	20,613,086	13,744,116	123,071	383,917	18,333,884	13,019,675	79,946	439,510

	01/01/2024 to 12/31/2024				01/01/2023 to 12/31/2023
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.49%	48.03%	50.00%	48.75%	37.27%	48.03%	50.00%	48.75%
Statements of Income
Net revenue	7,028,472		84,049	187,622	6,445,618		52,453	191,430
Cost of sales and services	(3,909,609)		(45,317)	(121,034)	(3,444,706)		(29,333)	(99,756)
Gross profit	3,118,863		38,732	66,588	3,000,912		23,120	91,674
Operating (expenses) income	89,237	(34,704)	(7,433)	(66,437)	(485,694)	(38,315)	(4,640)	(83,139)
Financial income (expenses), net	(1,160,359)	(14,421)	(3,308)	14,076	(722,407)	(10,745)	(2,763)	5,849
Profit/(Loss) before IR/CSLL	2,047,741	(49,125)	27,991	14,227	1,792,811	(49,060)	15,717	14,384
Current and deferred IR/CSLL	(632,231)		(8,398)	(7,909)	(586,831)		(3,388)	(4,673)
Profit / (loss) for the year	1,415,510	(49,125)	19,593	6,318	1,205,980	(49,060)	12,329	9,711

•      ITÁ ENERGÉTICA S.A. - (“ITASA”)

ITASA is a corporation established in July 1996, whose objective is to operate, under concession, the Itá Hydroelectric Power Plant - UHE Itá ("UHE Itá"), with 1,450 MW of installed capacity, located on the Uruguay River, at the border of Santa Catarina and Rio Grande do Sul states. The Itá HPP concession is shared with ENGIE Brasil Energia S.A., and CSN's stake in ITASA is 48.75%.

•      MRS LOGÍSTICA S.A. (“MRS”)

Located in Rio de Janeiro-RJ, the company aims to explore, through onerous concession, the public cargo railway transportation service in the right-of-way of the Southeast Network, located in the Rio de Janeiro, São Paulo, and Minas Gerais axis, from the defunct Rede Ferroviária Federal S.A. - RFFSA. The original concession term of 30 years counted from December 1, 1996, was extended by the granting authority in July 2022 for an additional 30 years counted from December 1, 2026.

MRS can also explore modal transport services related to rail transport and participate in projects aimed at expanding the granted railway services.

For the provision of services, MRS leased from RFFSA, for the same period of the concession, the assets necessary for the operation and maintenance of rail freight transport activities. At the end of the concession, all leased assets will be transferred to the possession of the railway transport operator designated in that same act.

The Company directly holds an 18.75% interest in the total share capital of MRS and indirectly, through its subsidiary CSN Mineração S.A., a 12.93% interest in the share capital of MRS.

The direct participation of CSN Mineração in MRS is 18.74% and considering the percentage of participation of CSN, of 18.75%, mentioned above, the total participation is 37.49%.

•      CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

Igarapava Hydroelectric Power Plant is located in Rio Grande, in the city of Conquista - MG, and has an installed capacity of 210 MW, consisting of 5 Bulb-type generating units.

CSN holds 17.92% of the investment in the Consortium whose purpose is the production of electric energy for the own consumption of the consortium members, according to the percentage of participation of each company.

•      CONSÓRCIO DA USINA HIDRELÉTRICA DE ITAÚBA

The Itaúba Hydroelectric Power Plant is located on the Jacuí river, in the municipality of Pinhal Grande, state of Rio Grande do Sul, and is composed of 4 Generating Units, with installed power of 500,400.00 KW.

CSN has a direct participation of 36.60% and indirectly through its subsidiaries of an additional 63.40%, totaling a participation of 100%.

•      CONSÓRCIO DA USINA HIDRELÉTRICA DE PASSO REAL

The Passo Real Hydroelectric Power Plant is located on the Jacuí river, in the municipality of Salto do Jacuí, state of Rio Grande do Sul, and is composed of 2 Generating Units, with installed power of 158,000.00 KW.

CSN has a direct participation of 46.97% and indirectly through its subsidiaries of an additional 53.03%, totaling a participation of 100%.

9.e)	TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

Its main objective is to explore and develop public cargo railway transportation services in the northeastern Brazil, comprising the sections from Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins, Salgueiro - Suape Port and Missão Velha - Pecém Port ("Malha II"). On December 23, 2022, following extensive negotiations involving ANTT, TCU, and the Ministry of Infrastructure at that time, the first amendment to the Concession Contract was signed. This amendment redefined the scope and completion deadlines for TLSA's railway sections, notably providing for the return of the Salgueiro-Porto de Suape section, resulting in a project with the current 1,206 km of railway network and a completion deadline of December 2029.

Management relies on resources from its shareholders and third parties to complete the project, which it expects to be available based on agreements and recent discussions between the involved parties. The amendment signed in 2024 with FDNE for an operation of R$ 3.6 billion in convertible debentures has made the resources for completing the project practically fully secured. After evaluating this matter, Management concluded as appropriate the going concern basis of accounting of the project in the preparation of its financial statements.

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

Jointly controlled entities: are all entities in which the Company has jointly contractually controlled control with one or more parties and can be classified as follows:

Joint operations: are accounted for in the financial statements to represent the Company's contractual rights and obligations.

Joint ventures: are accounted for under the equity method and are not consolidated.

Associates: Are all entities over which the Company has significant influence but not control, generally through a shareholding of 20% to 50% of the voting rights. Investments in associates are initially recognized at cost and subsequently measured using the equity method.

Exclusive funds: The exclusive funds are private investment funds in which CSN’s resources are allocated according to the Company’s intention. They are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF).

Consortiums: Electricity consortia are a form of collective electricity purchasing that allows groups of consumers to join to negotiate better supply conditions. In the Group, the Company and its subsidiaries CEEE-G, CSN Mineração, Cimentos Brasil, Elizabeth Cimentos, and Minérios Nacional participate in the listed consortiums. The profit or loss arising from consortium operations is recognized in the consortium companies according to the participation percentage.

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

9.f)	Investment properties

The balance of investment properties is shown below:

				Consolidated
	Ref.	Land	Buildings	Total
Balance at December 31, 2023		156,811	49,143	205,954
Cost		156,811	82,737	239,548
Accumulated depreciation			(33,594)	(33,594)
Balance at December 31, 2023		156,811	49,143	205,954
Depreciation	26		(3,961)	(3,961)
Transfer between groups - fixed assets and investment property		726		726
Write-offs	27	(679)		(679)
Balance at December 31, 2024		156,858	45,182	202,040
Cost		156,858	83,285	240,143
Accumulated depreciation			(38,103)	(38,103)
Balance at December 31, 2024		156,858	45,182	202,040

The Company Management's estimate of the fair value of investment properties was carried out for December 31, 2024. The fair value of investment property as of December 31, 2024 is R$ 2,431,581 (R$ 2,235,614 as of December 31, 2023).

The estimated average useful lives for the exercises are as follows (in years):

		Consolidated
	12/31/2024	12/31/2023
Buildings	28	28

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

10.	PROPERTY, PLANT AND EQUIPMENT

									Consolidated
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (*)	Right of use (i)	Others (**)	Total
Balance at December 31, 2022		485,107	4,451,114	16,525,293	40,882	4,025,550	644,880	197,619	26,370,445
Cost		485,107	8,741,911	36,373,386	284,863	4,025,550	1,057,566	643,304	51,611,687
Accumulated depreciation			(4,290,797)	(19,848,093)	(243,981)		(412,686)	(445,685)	(25,241,242)
Balance at December 31, 2022		485,107	4,451,114	16,525,293	40,882	4,025,550	644,880	197,619	26,370,445
Effect of foreign exchange differences		(4,586)	(5,859)	(19,497)	(1,877)	(2,973)	(1,667)	(104)	(36,563)
Acquisitions		49,434	45,852	265,728	2,791	4,040,151	73,215	59,035	4,536,206
Capitalized interest	28					182,799			182,799
Write-offs	27	(1,627)	(12,021)	(15,118)	(27)	(82,136)		(6,590)	(117,519)
Depreciation	26		(282,612)	(2,600,210)	(10,245)		(165,952)	(69,220)	(3,128,239)
Transfers to other asset categories		3,025	347,730	3,250,098	13,901	(3,737,635)		122,881
Transfer between groups - intangible assets and investment property		(6,637)	(21,528)	3,420	101	(13,979)		42	(38,581)
Right of use - Remesurement							124,310		124,310
Mazet Acquisition		591	9,468	8,281	391			814	19,545
Others			175	1,527		13,353			15,055
Balance at December 31, 2023		525,307	4,532,319	17,419,522	45,917	4,425,130	674,786	304,477	27,927,458
Cost		525,307	9,110,694	39,597,174	297,916	4,425,130	1,126,977	860,818	55,944,016
Accumulated depreciation			(4,578,375)	(22,177,652)	(251,999)		(452,191)	(556,341)	(28,016,558)
Balance at December 31, 2023		525,307	4,532,319	17,419,522	45,917	4,425,130	674,786	304,477	27,927,458
Effect of foreign exchange differences		9,943	14,711	209,148	2,991	(93,527)	14,627	916	158,809
Acquisitions		1,105	19,464	147,439	9,562	5,313,404	14,117	32,533	5,537,624
Capitalized interest	28					206,764			206,764
Write-offs	27			(22,978)	(19)	(37,463)	(855)	(204)	(61,519)
Depreciation	26		(290,195)	(2,981,703)	(11,689)		(231,394)	(54,260)	(3,569,241)
Transfers to other asset categories		57,087	464,518	3,197,335	58,293	(3,839,459)		62,226
Transfer between groups - intangible assets and investment property		(726)				(73,625)		(838)	(75,189)
Right of use - Remesurement							285,533		285,533
Others			31,695	303		(19,888)		3,674	15,784
Balance at December 31, 2024		592,716	4,772,512	17,969,066	105,055	5,881,336	756,814	348,524	30,426,023
Cost		592,716	9,664,220	43,110,825	372,094	5,881,336	1,269,089	922,119	61,812,399
Accumulated depreciation			(4,891,708)	(25,141,759)	(267,039)		(512,275)	(573,595)	(31,386,376)
Balance at December 31, 2024		592,716	4,772,512	17,969,066	105,055	5,881,336	756,814	348,524	30,426,023

(*)	Highlights of project advancements include: (i) business expansion, mainly port expansion in Itaguaí and Casa de Pedra, Itabirito project and tailings recovery (ii) new integrated cement plant projects and (iii) comprehensive overhaul of blast furnace and coke batteries at Presidente Vargas Plant.
(**)	Refer substantially to assets classified as vehicles and hardware.

The estimated average useful lives are as follows (in years):

		Consolidated
	12/31/2024	12/31/2023
Buildings and Infrastructure	33	33
Machinery, equipment and facilities	17	18
Furniture and fixtures	10	11
Others	10	10

(i)	Right of use

Below are the changes in the right of use:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2022	465,048	62,431	83,161	34,240	644,880
Cost	548,756	107,782	277,865	123,164	1,057,567
Accumulated depreciation	(83,708)	(45,351)	(194,704)	(88,924)	(412,687)
Balance at December 31, 2022	465,048	62,431	83,161	34,240	644,880
Effect of foreign exchange differences		(503)	(340)	(824)	(1,667)
Addition	65,081	4,400		3,734	73,215
Remesurement	16,704	37,506	64,755	5,345	124,310
Depreciation	(31,751)	(18,116)	(97,181)	(18,904)	(165,952)
Transfers to other asset categories	(2,159)	339	3,754	(1,934)
Balance at December 31, 2023	512,923	86,057	54,149	21,657	674,786
Cost	629,004	143,926	254,640	99,407	1,126,977
Accumulated depreciation	(116,081)	(57,869)	(200,491)	(77,750)	(452,191)
Balance at December 31, 2023	512,923	86,057	54,149	21,657	674,786
Effect of foreign exchange differences		9,939	2,209	2,479	14,627
Addition	4,272		6,549	3,296	14,117
Remesurement	58,103	3,627	202,990	20,813	285,533
Depreciation	(38,290)	(16,511)	(150,430)	(26,163)	(231,394)
Write-offs			(855)		(855)
Balance at December 31, 2024	537,008	83,112	114,612	22,082	756,814
Cost	655,481	150,311	360,925	102,372	1,269,089
Accumulated depreciation	(118,473)	(67,199)	(246,313)	(80,290)	(512,275)
Balance at December 31, 2024	537,008	83,112	114,612	22,082	756,814

Accounting Policy

Property, plant and equipment are recorded at acquisition, formation, or construction cost less depreciation or accumulated depletion and impairment. Depreciation is calculated using the linear method based on the remaining useful life of the assets or the contract term, whichever is shorter. The exhaustion of mines is calculated based on the quantity of ore extracted and lands are not depreciated since they are considered to have an indefinite useful life. Other expenses are posted to the expense account when incurred.

•	Capitalized interest

Borrowing costs directly attributable to the acquisition, construction, and/or production of qualifying assets are capitalized as part of the asset cost when it is probable that they will result in future economic benefits and when they are ready to perform their functions according to the Company's intended purpose.

•	Costs of Development of New Ore Deposits

Costs for the development of new ore deposits, or for the expansion of the capacity of mines in operation are capitalized and amortized using the produced (extracted) units method based on probable and proven quantities of ore.

•	Expenses with Exploration

Exploration expenses are recognized as expenses until the viability of the mining activity is established after this period, subsequent costs are capitalized.

•	Overburden Removal Expenses

Expenses incurred during the mine development phase, before the production phase, are recorded as part of the depreciable development costs. Subsequently, these costs are amortized during the mine's useful life based on probable and proven reserves.

•	Overburden Costs

The overburden costs incurred in the production phase are added to the inventory value, except when a specific extraction campaign is carried out to access deeper deposits of the ore body. In this case, costs are capitalized and classified in non-current assets and are amortized over the life of the mine.

11.	INTANGIBLE ASSETS

								Consolidated
	Ref.	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total
Balance at December 31, 2022		4,131,483	152,484	87,846	225,187	6,188,654	2,400	10,788,054
Cost		4,371,890	753,307	296,456	226,581	6,400,593	2,400	12,051,227
Accumulated amortization		(131,077)	(600,823)	(208,610)	(1,394)	(211,939)		(1,153,843)
Adjustment for accumulated recoverable value		(109,330)						(109,330)
Balance at December 31, 2022		4,131,483	152,484	87,846	225,187	6,188,654	2,400	10,788,054
Effect of foreign exchange differences			(4,999)	2,182	(9,104)		(117)	(12,038)
Acquisitions			349	1,956		9,700		12,005
Transfer between groups - fixed assets		(5,228)		16,179	83	20,249		31,283
Write-offs	27			(35,245)				(35,245)
Amortization	26		(62,558)	(55,486)	(2,169)	(127,641)		(247,854)
Others				276				276
Balance at December 31, 2023		4,126,255	85,276	17,708	213,997	6,090,962	2,283	10,536,481
Cost		4,675,302	718,929	276,617	217,560	6,431,706	2,283	12,322,397
Accumulated amortization		(549,047)	(633,653)	(258,909)	(3,563)	(340,744)		(1,785,916)
Balance at December 31, 2023		4,126,255	85,276	17,708	213,997	6,090,962	2,283	10,536,481
Effect of foreign exchange differences			4,748	504	36,655			41,907
Acquisitions				2,956				2,956
Transfer between groups - fixed assets				70,819		3,644		74,463
Write-offs	27			(798)				(798)
Amortization	26		(49,785)	(26,975)	(4)	(141,446)		(218,210)
Transfers to other asset categories				49,786	1,780	(51,566)
Others						1,292		1,292
Balance at December 31, 2024		4,126,255	40,239	114,000	252,428	5,902,886	2,283	10,438,091
Cost		4,675,302	858,748	389,604	256,085	6,384,805	2,283	12,566,827
Accumulated amortization		(549,047)	(818,509)	(275,604)	(3,657)	(481,919)		(2,128,736)
Balance at December 31, 2024		4,126,255	40,239	114,000	252,428	5,902,886	2,283	10,438,091

(*)	Composed mainly of: (i) mining rights amortized by production volume and (ii) Concession contract for hydroelectric resource utilization in acquiring control of Companhia Estadual de Geração de Energia Elétrica, with amortization performed over the contract's term.

The estimated average useful lives are as follows (in years):

		Consolidated
	12/31/2024	12/31/2023
Software	8	10
Customer relationships	13	13

11.a)	Goodwill impairment test

Goodwill arising from expected future profitability of acquired companies and intangible assets of brands with indefinite useful lives were allocated to CSN's operating divisions (CGUs), which represent the lowest level of assets or group of assets of the Group.

							Consolidated
		Goodwill		Trademarks		Total
Cash generating unity	Segment	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023

Packaging (1)	Steel	170,163	170,163			170,163	170,163
Long steel (2)	Steel	235,595	235,595	217,538	179,175	453,133	414,770
Mining (3)	Mining	3,236,402	3,236,402			3,236,402	3,236,402
Other Steel (4)	Steel	15,225	15,225			15,225	15,225
Cements (5)	Cement	468,870	468,870	34,822	34,822	503,692	503,692
		4,126,255	4,126,255	252,360	213,997	4,378,615	4,340,252

(1)	Acquisition of CBL Group in 2011 and Metalgráfica Iguaçu in 2022 by Prada
(2)	Acquisition of Stahlwerk Thuringen GmbH (“SWT”) and Gallardo Sections in 2012 by CSN
(3)	Acquisition of Namisa in 2015 by CSN Mineração
(4)	Acquisition of CBSI in 2019 by CSN
(5)	Acquisition of Elizabeth Cimentos S.A. in 2021 and CSN Cimentos Brasil S.A. in 2022 by CSN.

Accounting Policy

Intangible assets basically comprise assets acquired from third parties, including through a business combination. These assets are recorded at acquisition or formation cost and deducted from amortization calculated using the straight-line method based on the economic useful life of each asset, within the estimated exploration or recovery periods.

Mineral exploration rights are classified as rights and licenses in the intangible group.

Intangible assets with indefinite useful lives are not amortized.

•	Goodwill

Goodwill is represented by the positive difference between the amount paid and/or payable for the acquisition of a business and the net amount of the fair value of the assets and liabilities acquired. The goodwill from business combinations is recorded as an intangible asset in the consolidated financial statements. In the individual balance sheet goodwill is included in investments. Gain from advantageous purchase is recorded as gain in profit or loss for the year on the acquisition date. Gains and losses from the disposal of a Cash Generating Unit (“CGU”) include the carrying amount of goodwill related to the CGU sold.

12.	IMPAIRMENT

a)	Impairment test of goodwill and other assets

The Company annually tests impairment for assets that had indications that they could be devalued and for goodwill. For the Company's impairment tests, the recoverable amount of each cash-generating unit ("CGU") was evaluated using either Fair Value Less Cost of Disposal ("FVLCD") or Value in Use ("VIU") models, both through discounted cash flow techniques, classified as "level 3" in the fair value hierarchy, considering sales proposals and agreements when applicable.

Cash flows were discounted using a discount rate, in real or nominal terms, after taxes that represents an estimate of the rate that a market participant would apply considering the time value of money and the specific risks of the asset. The Company used the Weighted Average Cost of Capital ("WACC") of its respective business segments as a starting point for determining the discount rates, with adjustments to reflect the risk profile in which the CGUs individually operate.

As a matter of practice, the cash flows of the Company's CGUs are prepared for a period of 10 years and are assumed to be perpetual from the 10th year onwards, without considering the actual growth rate, based on the past performance and future expectations for the performance of each of these businesses. For the Mining Segment, 42 years were used, which is the estimated end of the mine's useful life, and for Logistics, the term of 33 years, which is the end of the concession.

These expectations form the basis for using a 10-year or longer period, as in the case of Mining and Logistics CGUs, and take into consideration (i) the operational launch of the Mining business expansion, which is in the detailed engineering phase with equipment acquisition to occur over the next 6 years (ii) Cement, with significant limestone and gypsum deposit reserves and long-term contracts, especially for slag, both with useful life and terms exceeding 10 years, respectively (iii) Logistics, the renewal of the concession contract, (iv) and Steel, new investments over the next 3 years for improved operational efficiency through industrial park modernization.

Goodwill allocated to Packaging operations

Book value	170,163
Cash Flow Period	2025 to 2034 + perpetuity
Gross Margin	Gross margin update based on historical data, incorporation of business restructuring impacts and market trends
Cost updating	Update of costs based on historical data of each product and incorporation of the impacts of business restructuring
Perpetuity growth rate	No growth
Discount rate, in real terms	11.89%
Measurement of recoverable value	VIU
Projected price range R$ / t	Market-based data
Sensitivity of key assumptions	A 2% reduction in volume or a 3% reduction in price would result in the estimated recoverable amount equal to the carrying amount of this CGU
Test result	The recoverable value of the asset exceeds its book value, therefore no impairment loss is recognized.

Goodwill allocated to Mining operations

Book value	3,236,402
Cash Flow Period	2025 to 2066 (end of mine life)
Gross Margin	It reflects cost projection due to the progress of the mining plan as well as startup and operational ramp-up of projects. Projected prices and exchange rates according to sector reports
Cost updating	Update of costs based on historical data, progress of the mining plan as well as startup and ramp-up of projects
Perpetuity growth rate	No perpetuity
Discount rate, in real terms	11.10%
Measurement of recoverable value	FVLCD
Projected price range R$ / t	Market-based data
Sensitivity of key assumptions	A 20% reduction in volume or a 9% reduction in price would result in the estimated recoverable amount equal to the carrying amount of that CGU
Test result	The recoverable value of the asset exceeds its book value, therefore no impairment loss is recognized.

Goodwill allocated to Other Steel Operations

Book value	15,225
Cash Flow Period	2025 to 2034 + perpetuity
Gross Margin	Update of gross margin based on historical data and market trends
Cost updating	Updating costs based on historical data and market trends
Perpetuity growth rate	No growth
Discount rate, in real terms	11.89%
Measurement of recoverable value	VIU
Projected price range R$ / t	Market-based data
Sensitivity of key assumptions	A 10% reduction in revenue would result in the estimated recoverable amount equal to the carrying amount of this CGU
Test result	The recoverable value of the asset exceeds its book value, therefore no impairment loss is recognized.

Goodwill and Brands allocated to Long Steel operations - SWT

Book value	453,133
Cash Flow Period	2025 to 2034 + perpetuity
Gross Margin	Update of gross margin based on historical data and market trends
Cost updating	Updating costs based on historical data and market trends
Perpetuity growth rate	No growth
Discount rate, in real terms	4.14%, in Euro
Measurement of recoverable value	VIU
Projected price range € / t	Market-based data
Sensitivity of key assumptions	A 24% reduction in volume or a 4% reduction in price would result in the estimated recoverable amount equal to the carrying amount of that CGU
Test result	The recoverable value of the asset exceeds its book value, therefore no impairment loss is recognized.

Goodwill and Brands with indefinite useful life allocated to Cement Operations

Book value	503,692
Cash Flow Period	2025 to 2034 + perpetuity
Gross Margin	Update of gross margin based on historical data and market trends
Cost updating	Study-based costs and market trends
Perpetuity growth rate	Growth in line with inflation
Discount rate, in nominal terms	12.95%
Measurement of recoverable value	VIU
Projected price range R$ / t	Market-based data
Sensitivity of key assumptions	A 27% reduction in volume or 13% in price would result in the estimated recoverable amount equal to the carrying amount of this CGU
Test result	The recoverable value of the asset exceeds its book value, therefore no impairment loss is recognized.

a)	Investment Impairment Test

Recoverable Amount Measurement – TLSA

Book Value	1,796,451
Cash Flow Period	2025 to 2057 (end of concession)
Gross margin	Estimated based on market study to capture loads and operating costs according to market trend studies
Cost estimate	Costs based on study and market trends and simulations that calculate diesel costs, main operating cost
Perpetuity growth rate	No growth rate was considered due to the projected model until the end of the concession in 2057
Discount rate, in real terms	Ranges from 5.56% to 6.68% in real terms
Measurement of recoverable value	VIU
Range of prices projected for rail transport	Market-based data
Sensitivity of key assumptions	An 18% reduction in sales volume would result in the estimated recoverable amount equal to the carrying amount of this asset
Test result	The recoverable amount of the investment is higher than its book values, and no impairment loss is recognized

In addition, CSN, as an investor, tested the recoverability of its investment in TLSA based on TLSA's ability to pay dividends, a methodology known as the Dividend Discount Model (DDM), to recover the capital invested by its shareholders. To perform this test, some factors were considered, such as:

•	The dividend flow was extracted from TLSA's nominal cash flow
•	The dividend flow was calculated considering the annual participation percentages, considering the dilutions of CSN's participation resulting from the amortization of debts
•	This dividend flow was then discounted to present value using the cost of own capital (Ke) embedded in the TLSA WACC rate and
•	This extracted Ke was the one calculated in the "rolling WACC" of the TLSA.

Due to the sharing of investor risks and the fact that the asset being tested represents the cash-generating unit itself, which equals the legal entity, the risk determined by CSN's Management is the same applied by TLSA when evaluating the investment of its own assets, with no additional risk factor required for the model.

Accounting Policy

Impairment of Non-Financial Assets

Non-financial assets are analyzed for impairment whenever events or changes in circumstances indicate that the book value may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount, the latter being the higher of an asset's fair value less costs of disposal ("FVLCD") and its value in use ("VIU").

The FVLCD is normally measured based on the present value of the estimated cash flows – Discounted Cash Flows (“DCF”) arising from the continued use of the asset from the perspective of a market participant, including any prospects for expansion. The VIU is measured by the DCF that is expected by the continuous use of the asset in its current conditions, without considering future developments. These two premises are different from those used in the fair value calculation, consequently the VIU calculation will probably give a different result from the FVLCD calculation.

Assets with an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment.

For impairment assessment purposes, assets are grouped at the lowest levels for which there are separately identifiable incoming cash flows (Cash Generating Unit – “CGU”). For this test, goodwill is allocated to the CGUs or to the group of CGUs that should benefit from the Business Combination to which the goodwill originated, being identified according to the operating segment.

Non-financial assets, other than goodwill, that have been impaired in prior years are reviewed at the end of each year whenever events or circumstances indicate that the impairment is no longer applicable. In such cases, a reversal of impairment will be recognized.

Fair-value impairment test of Investments

Investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized at the amount at which the carrying amount of the asset exceeds its recoverable amount.

Management's estimates and judgments

(*) The impairment test of goodwill and intangible assets with indefinite useful lives includes the assets of these cash-generating units in addition to the balance of other intangible assets. The test is based on comparing the book balance with the value in use of these units, determined based on past experience in making reliable and accurate forecasts for periods longer than 5 years, using discounted cash flow projections for future years and budgets approved by Management, as well as using assumptions and judgments related to (i) growth rate, (ii) costs and expenses, (iii) discount rate, (iv) future working capital and investment ("Capex"), (v) mineral reserves and resources measured by internal specialists, (vi) useful life of the cash-generating unit (relationship between production and mineral reserves or the concession term), as well as observable macroeconomic assumptions in the market. Additionally, Steel, Cement, Packaging, Energy, Logistics and Minerals are essential inputs, which also justify the use of longer periods for the preparation of their projections.

These assumptions are subject to future risks and uncertainties and could materially change the Company's projections, and the approaches used to perform these analyses may improve over time. Therefore, they may affect the recoverable value of assets.

13.	BORROWINGS AND FINANCING

The balances of borrowings and financing that are recorded at amortized cost are as follows:

				Consolidated
	Current Liabilities		Non-current Liabilities
	12/31/2024	12/31/2023	12/31/2024	12/31/2023

Foreign Debt
Floating Rates in USD
Prepayment	2,331,452	548,230	7,585,516	6,576,696
Fixed Rates in USD
Bonds (USA), Facility, CCE and ACC	2,804,036	2,079,972	24,162,280	17,815,926
Fixed interest in EUR
Facility	657,980	327,873	305,556	114,227
	5,793,468	2,956,075	32,053,352	24,506,849

Debt agreements in BRL
Floating Rate Securities
BNDES/FINAME/FINEP, debentures, NCE and CCB	3,109,090	4,745,721	16,602,668	13,265,267
	3,109,090	4,745,721	16,602,668	13,265,267
Total Borrowings and Financing	8,902,558	7,701,796	48,656,020	37,772,116
Transaction Costs and Issue Premiums	(80,879)	(88,429)	(563,078)	(526,408)
Total Borrowings and Financing + Transaction cost	8,821,679	7,613,367	48,092,942	37,245,708

13.a)	Changes in borrowings and financing

The following table shows the reconciliation of the book value at the beginning and end of the year:

			Consolidated
	Ref.	12/31/2024	12/31/2023
Opening balance		44,859,075	40,918,742
New debts		10,180,554	15,753,501
Repayment		(6,927,383)	(9,892,344)
Payments of charges		(4,052,226)	(3,428,721)
Accrued charges	28	4,230,413	3,664,313
Others (1)		8,624,188	(2,156,416)
Closing balance		56,914,621	44,859,075
(1)	Including unrealized exchange and monetary variations and funding cost.

In 2024, the Company entered into new debt agreements and amortized borrowings and financing as shown below:

				Consolidated
				12/31/2024
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	1,368,163	2027	(910,098)	(601,576)
Bonds, ACC, CCE and Facility	5,764,390	2024 to 2027	(3,895,219)	(1,545,960)
BNDES/FINAME/FINEP, debentures, NCE, Facility and CCB	3,048,001	2024 to 2029	(2,122,066)	(1,904,690)
	10,180,554		(6,927,383)	(4,052,226)

13.b)	Maturities of debts presented in current and non-current liabilities

			Consolidated
			12/31/2024
	In foreign currency	In national currency - R$	Total
Average rate	In Dollar 6.63% In Euro 4.13%	In Real - 14.17%
2025	5,793,468	3,109,090	8,902,558
2026	3,743,647	2,451,482	6,195,129
2027	3,092,488	3,960,658	7,053,146
2028	9,587,952	2,129,007	11,716,959
2029	661,132	1,088,655	1,749,787
2030 to 2032	14,522,803	4,087,733	18,610,536
After 2032	445,330	2,885,133	3,330,463
	37,846,820	19,711,758	57,558,578

•      Covenants

The Company's debt contracts provide for compliance with certain non-financial obligations, as well as maintenance of specific performance parameters and indicators, such as the disclosure of audited financial statements according to regulatory deadlines or having early maturity declared if the net debt to EBITDA indicator reaches the levels specified in these contracts.

As of December 31, 2024, the Company is compliant with the financial and non-financial obligations (covenants) of its current contracts.

Accounting Policy

Loans and borrowings are initially recognized at fair value, net of transaction cost and subsequently measured at amortized cost and restated using effective interest methods and charges. Interest, commissions, and any financial charges are recorded on an accrual basis, that is, in accordance with the time elapsed.

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

•	Classification of financial instruments

								Consolidated
				12/31/2024				12/31/2023
	Ref.	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		23,310,197	23,310,197			16,046,218	16,046,218
Financial investments	4	860,591	50,787	911,378		1,493,204	39,800	1,533,004
Trade receivables	5	181,262	2,719,736	2,900,998			3,269,764	3,269,764
Dividends and interest on equity	8		201,436	201,436			185,178	185,178
Derivative financial instruments	8	152,967		152,967		32,211		32,211
Trading securities	8	2,947		2,947		7,198		7,198
Loans - related parties	22.a		5,315	5,315			5,316	5,316
Total		1,197,767	26,287,471	27,485,238		1,532,613	19,546,276	21,078,889

Non-current
Financial investments	4		169,977	169,977			251,299	251,299
Other trade receivables			1,888	1,888			10,406	10,406
Eletrobrás compulsory loan	8		51,012	51,012			62,913	62,913
Receivables by indemnity	8		790,914	790,914			992,577	992,577
Loans - related parties	22.a		1,903,028	1,903,028			1,659,412	1,659,412
Investments	9					78,737		78,737
Total			2,916,819	2,916,819		78,737	2,976,607	3,055,344

Total Assets		1,197,767	29,204,290	30,402,057		1,611,350	22,522,883	24,134,233

Liabilities
Current
Borrowings and financing	13		8,902,558	8,902,558			7,701,796	7,701,796
Lease liabilities	15		206,323	206,323			137,638	137,638
Trade payables	16		7,030,734	7,030,734			7,739,520	7,739,520
Trade payables - Forfaiting	16.a		2,902,593	2,902,593			4,209,434	4,209,434
Dividends and interest on capital	17		61,965	61,965			80,624	80,624
Derivative financial instruments	17				672,280	263,747		936,027
Total			19,104,173	19,104,173	672,280	263,747	19,869,012	20,805,039

Non-current
Borrowings and financing	13		48,656,020	48,656,020			37,772,116	37,772,116
Lease liabilities	15		633,982	633,982			596,123	596,123
Trade payables	16		43,263	43,263			31,060	31,060
Derivative financial instruments	14.c	157,857		157,857		60,468		60,468
Concessions to be paid	17		78,728	78,728			74,177	74,177
Total		157,857	49,411,993	49,569,850		60,468	38,473,476	38,533,944

Total Liabilities		157,857	68,516,166	68,674,023	672,280	324,215	58,342,488	59,338,983

•	Fair value measurement

The following table shows the financial instruments recorded at fair value through profit or loss, classifying them according to the fair value hierarchy:

Consolidated			12/31/2024			12/31/2023
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	860,591		860,591	1,493,204		1,493,204
Trade receivables, net	181,262		181,262	576,538		576,538
Derivative financial instruments		152,967	152,967	32,211		32,211
Trading securities	2,947		2,947	7,198		7,198
Non-current
Investments				78,737		78,737
Total Assets	1,044,800	152,967	1,197,767	2,187,888	-	2,187,888

Liabilities
Current
Derivative financial instruments					263,747	263,747
Non-current
Derivative financial instruments		157,857	157,857		60,468	60,468
Total Liabilities	-	157,857	157,857	-	324,215	324,215

Level 1 - Data prices are quoted in an active market for items identical to the assets and liabilities being measured.

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

Level 3 - There are no assets and liabilities classified as level 3.

14.b)	Financial risk management

The Company uses risk management strategies with guidance on the risks incurred on the business. The nature and general position of financial risks are regularly monitored and managed to assess results and the financial impact on cash flow. Credit limits and hedge quality of counterparties are also reviewed periodically.

Market risks are hedged when is considered necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

The Company is exposed to exchange rate, interest rate, market price and liquidity risks.

The Company may manage some of the risks using derivative instruments not associated with any speculative trading or short selling.

i)	Exchange rate risk

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is substantially the Real and is referred to as natural exchange exposure. The net exposure is the result of the offsetting of the natural exchange exposure by the instruments of hedge adopted by CSN.

The consolidated net exposure as of December 31, 2024 is shown below:

	12/31/2024	12/31/2023
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in US$’000)
Cash and cash equivalents overseas	1,951,025	2,228,736
Trade receivables	58,296	292,028
Financial investments	270,038	15,597
Borrowings and financing	(5,983,492)	(5,615,893)
Trade payables	(284,843)	(524,622)
Others	(37,185)	(42,474)
Natural Gross Foreign Exchange Exposure (assets - liabilities)	(4,026,161)	(3,646,628)
Derivative financial instruments (*)	5,098,257	3,979,979
Net foreign exchange exposure	1,072,096	333,351
(*)	Total notional value of derivative and non-derivative financial instruments used for exchange risk management.

The Company uses Hedge Accounting as a strategy, as well as derivative financial instruments to protect future cash flows.

Sensitivity Analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company evaluated two different scenarios for the analysis of the exchange rate impact: Scenario 1 projects a horizon of increased currency volatility, and Scenario 2 predicts a horizon of currency appreciation. The calculation is based on the closing exchange rate on December 31, 2024, using assumptions based on a variance calculation that considers both historical exchange rate fluctuations and management's projections.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				12/31/2024
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	6.1923	5.7779	6.2560	5.0799
EUR	6.4363	6.0656	6.4654	5.3780
USD x EUR	1.0394	1.0498	1.0471	0.8606

The effects on profit or loss, considering scenarios 1 and 2, are shown below:

					12/31/2024
Instruments	Notional amount	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
Cash and cash equivalents overseas	1,951,025	Dollar	(139,931)	19,862	(427,219)
Trade receivables	58,296	Dollar	(4,181)	593	(12,765)
Financial investments	270,038	Dollar	(19,368)	2,749	(59,131)
Borrowings and financing	(5,983,492)	Dollar	429,145	(60,913)	1,310,215
Trade payables	(284,843)	Dollar	20,429	(2,900)	62,373
Others	(37,185)	Dollar	2,667	(379)	8,142
Derivative financial instruments	5,098,257	Dollar	(365,655)	51,902	(1,116,374)
Impact on profit or loss			(76,894)	10,914	(234,759)
(*)	The probable scenarios were calculated considering the following variations for the risks: Real x Dollar - appreciation of 6.69% / Real x Euro - appreciation of the real by 5.76% / Euro x Dollar - depreciation of the dollar by 1.00%. Source: Central Bank of Brazil on February 26, 2025.

ii)	Interest rate risk

This risk stems from financial investments, loans, and financing and debentures in short and long terms linked to pre-fixed and post-fixed interest rates of CDI, TJLP, SOFR, exposing these financial assets and liabilities to interest rate fluctuations as demonstrated in the sensitivity analysis chart below.

With the modification of the global financial market in debt instruments in recent years and in line with recommendations from international regulatory bodies, the market began transitioning from LIBOR (London Interbank Offered Rate) to SOFR (Secured Overnight Financing Rate) starting in 2022. On September 30, 2023, all contracts were migrated to SOFR, as evidenced in the interest rate sensitivity analysis.

Sensitivity analysis of interest rate changes

Below, we present the sensitivity analysis to risks related to interest rates. The Company considered two different scenarios to assess the impact of variations in these rates: Scenario 1 predicts a horizon of rising interest rates, and Scenario 2 projects a reduction horizon. The closing rates at December 31, 2024 were used as a reference for the calculation, based on a dispersion model that takes into account not only historical interest rate fluctuations but also detailed management projections.

This approach allows a comprehensive and precise assessment of potential economic impacts arising from interest rate fluctuations.

			Consolidated
			12/31/2024
Interest	Interest rate	Scenario 1	Scenario 2
CDI	12.15%	13.72%	10.56%
TJLP	7.43%	8.11%	6.72%
IPCA	4.83%	5.60%	4.27%
SOFR 6M	4.25%	5.31%	0.51%
SOFR	4.49%	5.28%	0.30%
EURIBOR 3M	2.71%	4.22%	1.73%
EURIBOR 6M	2.57%	4.19%	2.27%

The effects on profit or loss, considering scenarios 1 and 2, are shown below:

				Impact on balances on 12/31/2024
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	12.15%	9,268,751	(11,116,328)	(224,481)	(253,426)	(195,057)
TJLP	7.43%		(775,705)	(57,635)	(62,871)	(52,115)
IPCA	4.83%		(18,703)	(903)	(1,047)	(799)
SOFR 6M	4.25%		(4,411,472)	(187,488)	(234,120)	(22,423)
SOFR	4.49%		(3,992,233)	(179,251)	(210,660)	(12,141)
EURIBOR 3M	2.71%		(289,634)	(7,861)	(12,214)	(5,017)
EURIBOR 6M	2.57%		(19,550)	(502)	(819)	(445)
				(658,121)	(775,157)	(287,997)
(*)	The sensitivity analysis is based on the premise of maintaining as a probable scenario the market values as of December 31, 2024 recorded in the Company's assets and liabilities.

iii)	Market price risk

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

Below are the instruments for price risk protection, as shown in the following topics:

a) Cash flow hedge accounting - “Platts” index

The Company had iron ore derivative operations, contracted by the subsidiary CSN Mineração, with the objective of reducing the volatility of its exposure to the commodity. These contracts were settled in June 2024.

To better reflect the accounting effects of the "Platts" hedge strategy on the result, CSN Mineração opted to formally designate the hedge and, consequently, adopted hedge accounting for the iron ore derivative as a hedge accounting instrument for its highly probable future iron ore sales. As a result, the mark-to-market arising from the "Platts" volatility will be temporarily recorded in shareholders' equity and will be taken to the income statement when the sales occur according to the contracted evaluation period. This allows the recognition of "Platts" volatility on iron ore sales to be recognized at the same time.

The Company has periodically reviewed market scenarios to assess its exposure to iron ore price risk to ensure adequate coverage of market price fluctuations. This process involves monitoring fluctuations and trends in global prices, in addition to considering economic and geopolitical factors that may impact the value of this commodity.

The table below shows the profit or loss of the derivative instrument up to December 31, 2024:

		12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
		Other income and expenses (note 27)		Other comprehensive income		Impact on financial income/(expenses)
Maturity	Notional
11/01/2023 to 11/30/2023 (Settled)	Platts		(527,076)				(11,844)
12/01/2023 to 12/31/2023 (Settled)	Platts		(263,853)				599
01/01/2024 to 01/31/2024 (Settled)	Platts	(202,702)			(288,501)	(719)	4,477
02/01/2024 to 02/28/2024 (Settled)	Platts	(39,977)			(189,472)	(133)	3,370
03/01/2024 to 03/31/2024 (Settled)	Platts	248,710			(91,419)	5,132	889
04/01/2024 to 04/30/2024 (Settled)	Platts	192,625			(63,825)	9,922	789
05/01/2024 to 05/31/2024 (Settled)	Platts	81,139			(33,867)	5,244	365
06/01/2024 to 06/30/2024 (Settled)	Platts	173,111			(5,196)		32
		452,906	(790,929)	-	(672,280)	19,446	(1,323)

The reconciliation of the amounts related to cash flow hedge accounting - "Platts" index recorded in equity as of December 31, 2024 is demonstrated as follows:

	12/31/2023	Movement	Realization	12/31/2024
Cash flow hedge–“Platts”	(672,280)	1,125,186	(452,906)
Income tax and social contribution on cash flow hedge	228,575	(382,563)	153,988
Fair Value of cash flow hedge - Platts, net	(443,705)	742,623	(298,918)

The cash flow hedge - "Platts" index was fully effective since the contracting of derivative instruments.

To support the designations, the Company prepared formal documentation indicating how the cash flow hedge accounting designation - "Platts" index aligns with CSN's risk management objective and strategy, identifying the protection instruments used, the hedge object, the nature of the risk to be protected, and demonstrating the expectation of high effectiveness of the designated relationships. Iron ore derivative instruments ("Platts" index) were designated in amounts equivalent to the portion of future sales, comparing the designated amounts with the expected and approved amounts in the budgets of the Management and Board.

b) Cash flow hedge accounting

Foreign Exchange Hedge

The Company and its subsidiary CSN Mineração formally designate cash flow hedge relationships to protect highly probable future flows exposed to the dollar related to sales made in dollars.

With the objective of better reflecting the accounting effects of the foreign exchange hedge strategy in the results, CSN and its subsidiary CSN Mineração designated part of their dollar liabilities as a hedge instrument for their future exports. As a result, the exchange rate variation from designated liabilities will be temporarily recorded in shareholders' equity and will be transferred to the income statement when the respective exports occur, thus allowing the recognition of dollar fluctuations on the liability and exports to be recorded at the same time. It is emphasized that the adoption of this hedge accounting does not imply the contracting of any financial instrument.

The table below presents the summary of hedging relationships as of December 31, 2024:

									12/31/2024
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(871,761)		(1,143,305)
01/10/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 to November 2025 until December 2050	4.0745	1,416,000	(1,404,021)		(1,348,422)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000			(1,985,900)
06/01/2022	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,300	(237,210)	(121,533)	(1,328,899)
12/1/2022	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2031	5.0360	490,000	(37,000)		(523,804)
12/01/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - December 2025	5.2565	100,000			(93,580)
05/16/2024	Export Prepayments in US$ with third parties, ACC and Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	September 2024 - March 2035	5.1270	1,202,000	(119,761)	(103,407)	(1,153,260)
06/06/2024	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2024 - February 2025	5.2700	30,000			(27,669)
06/25/2024	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2024 - February 2025	5.4405	10,000			(7,518)
12/01/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - January 2024	5.2660	50,000	(50,000)	17,240
06/01/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640	(157,810)	(33,700)	(1,054,796)
12/01/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2027	5.0360	70,000			(80,951)
05/16/2024	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2025 - March 2035	5.1270	208,717			(222,346)
Total						7,943,418	(2,877,563)	(241,400)	(8,970,450)
(*)	The realization of cash flow hedge accounting is recognized in Other operating revenues and expenses, in note 27.

The net balance of amounts designated and already amortized in US dollars totals US$ 2,877,563.

In the hedge relationships described above, the values of the debt instruments were fully designated for equivalent portions of iron ore exports.

As of December 31, 2024, the hedge relationships established by the Company were effective, according to the prospective and retrospective tests performed. Thus, no reversal due to ineffectiveness of cash flow hedge accounting was recorded.

c) Net investment hedge in foreign subsidiaries

The information related to the net investment hedge did not change in relation to that disclosed in the Company's financial statements as of December 31, 2023. The balance recorded as of December 31, 2024 and December 31, 2023 is R$ 6,292,800.

d) Hedge accounting transactions

The reconciliation of values related to cash flow hedge accounting recorded in equity as of December 31, 2024, is demonstrated as follows:

				Consolidated
	12/31/2023	Movement	Realization	12/31/2024
Cash flow hedge	(2,509,225)	(6,702,625)	241,400	(8,970,450)
Income tax and social contribution on cash flow hedge	853,137	2,278,893	(82,076)	3,049,954
Fair Value of cash flow accounting, net taxes	(1,656,088)	(4,423,732)	159,324	(5,920,496)

iv)	Credit risk

The exposure to credit risks of financial institutions observes the parameters established in the financial policy. The Company's practice is the detailed analysis of the equity and financial situation of its customers and suppliers, the establishment of a credit limit and the permanent monitoring of its outstanding balance.

Regarding financial investments, the Company only makes investments in institutions with low credit risk assessed by rating agencies. Since part of the resources is invested in repurchase agreements that are backed by Brazilian government securities, there is also exposure to the credit risk of the Brazilian State.

Regarding credit risk exposure in trade and other receivables, the Company has a credit risk committee where each new customer is individually analyzed for their financial condition before credit limits and payment terms are granted. This is periodically reviewed according to the procedures specific to each business area.

v)	Liquidity risk

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

The following are the contractual maturities of financial liabilities including interest:

						Consolidated
At December 31, 2024	Ref.	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings and financing	13.b	8,902,558	13,252,184	13,466,746	21,937,090	57,558,578
Lease liabilities	15	206,323	258,881	124,395	250,706	840,305
Derivative financial instruments	14.c				157,857	157,857
Trade payables	16	7,030,734	2,284	40,509	470	7,073,997
Trade payables - Forfaiting	16.a	2,902,593				2,902,593
Dividends and interest on capital	17	61,965				61,965
Concessions to be paid	17	1,706	3,411	3,411	70,200	78,728
		19,105,879	13,516,760	13,635,061	22,416,323	68,674,023

Fair values of assets and liabilities in relation to the book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities, and any gains and losses are recorded as financial income and expense, respectively.

The amounts are recorded in the financial statements at their book value, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except for the amounts below.

The estimated fair value for certain consolidated long-term loans and financing were calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

FS-48

		12/31/2024		12/31/2023
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes (*)	22,204,604	19,584,985	15,030,441	12,825,475
(*)	Source: Bloomberg

14.c)	Derivative financial instruments portfolio position

Position of the derivative financial instruments portfolio

Currency swap Dollar x Euro

The subsidiary Lusosider Projectos Siderúrgicos S.A. had a derivative operation to protect its exposure to the dollar, which was settled in November 2024.

Foreign exchange swap CDI x Dollar

In October 2023, the Company entered into a new swap agreement with the purpose of mitigating the risk associated with an External Credit Note (NCE) acquired during the same period, whose maturity is scheduled for October 2028, and which has a principal amount of R$ 680,000.

Real x dollar foreign exchange swap

The CSN Cimentos Brasil subsidiary, after raising a foreign currency loan in the amount of US$ 115,000, contracted derivative instruments with the objective of protecting its foreign exchange exposure to the dollar, with maturity on June 10, 2027.

On July 2024, CSN Cimentos Brasil, again, after obtaining a foreign currency loan in the amount of US$ 50,000, contracted derivative operations to hedge its exposure to the dollar, maturing in July 2027.

Interest swap CDI x IPCA

CSN Mineração, CSN Cimentos Brasil and CSN issued debentures during the years 2021, 2022 and 2023, respectively, and contracted derivative operations to protect their exposure to IPCA. The CSN Mineração contracts have staggered maturities between 2031 and 2037, the CSN Cimentos contracts mature in 2038, and CSN's between 2030 and 2038.

Below is the position of the derivatives:

								Consolidated
							12/31/2024	12/31/2023
				Appreciation (R$)		Fair value (market)	Financial income (expenses), net (note 28)
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap

Exchange rate swap Dollar x Euro	Settled	Euro						9,567
Exchange rate swap CDI x Dollar	Settled	Dollar						31,469
Exchange Dollar x Real swap	06/10/2027	Dollar	115,000	719,109	(624,533)	94,576	129,972	(96,602)
Exchange rate swap Dollar x Real	07/07/2027	Dollar	50,000	551,303	(492,911)	58,392	58,392
Exchange rate swap CDI x Dollar	10/04/2028	Real	680,000	734,317	(892,174)	(157,857)	(146,529)	12,122
Total Exchange rate Swap			845,000	2,004,729	(2,009,618)	(4,889)	41,835	(43,444)
Interest rate swap
Interest rate (debentures) CDI x IPCA	07/15/2031	Real	576,448	624,835	(635,788)	(10,953)	(106,533)	55,829
Interest rate (debentures) CDI x IPCA	07/15/2032	Real	745,000	806,323	(848,805)	(42,482)	(118,657)	5,842
Interest rate (debentures) CDI x IPCA	07/15/2036	Real	423,552	440,113	(480,919)	(40,806)	(77,496)	49,964
Interest rate (debentures) CDI x IPCA	07/15/2037	Real	655,000	716,016	(773,952)	(57,936)	(104,307)	(53,027)
Interest rate (debentures) CDI x IPCA	02/16/2032	Real	600,000	661,747	(663,497)	(1,750)	(98,304)	22,690
Interest rate (debentures) CDI x IPCA	12/02/2032	Real	600,000	663,534	(658,028)	5,506	(74,648)	16,462
Interest rate (debentures) CDI x IPCA	07/15/2030	Real	325,384	332,208	(355,458)	(23,250)	(37,523)	8,806
Interest rate (debentures) CDI x IPCA	07/15/2033	Real	183,185	187,780	(204,702)	(16,922)	(27,086)	7,153
Interest rate (debentures) CDI x IPCA	07/14/2038	Real	203,620	211,479	(233,285)	(21,806)	(42,472)	(1,025)
Interest rate (debentures) CDI x IPCA	04/14/2039	Real	157,074	157,372	(173,927)	(16,555)	(19,453)
Interest rate (debentures) CDI x IPCA	04/14/2034	Real	643,095	638,351	(689,473)	(51,122)	(62,630)
Interest rate (debentures) CDI x IPCA	11/14/2039	Real	62,585	63,488	(66,374)	(2,886)	(2,885)
Interest rate (debentures) CDI x IPCA	11/14/2034	Real	37,415	37,383	(39,157)	(1,774)	(1,774)
Interest rate (debentures) CDI x IPCA	11/14/2034	Real	200,000	200,560	(209,740)	(9,180)	(9,180)
Interest rate (debentures) CDI x IPCA	11/14/2034	Real	200,000	200,311	(209,300)	(8,989)	(8,989)
Total interest rate (debentures) CDI x IPCA			5,612,358	5,941,500	(6,242,405)	(300,905)	(791,937)	112,694

				7,946,229	(8,252,023)	(305,794)	(750,102)	69,250

Classification of derivatives in the balance sheet and income statement

					12/31/2024	12/31/2023
Instruments	Assets		Liabilities		Financial income (expenses), net (note 28)
	Current	Total	Current	Total
Iron ore derivative					19,446
Exchange rate swap Dollar x Euro						9,567
Exchange rate swap CDI x Dollar			157,857	157,857	(146,528)	43,591
Exchange rate swap CDI x IPCA (1)			300,908	300,908	(791,938)	112,694
Exchange Dollar x Real swap	152,967	152,967			188,364	(96,602)
	152,967	152,967	458,765	458,765	(730,656)	69,250
(1)	The SWAP CDI x IPCA derivative instruments are fully classified in the borrowings and financing group, since they are linked to debentures with the purpose of protecting against IPCA exposure.

14.d)	Investments in securities measured at fair value through profit or loss

The Company holds common shares (USIM3), preferred shares (USIM5) of Usiminas Siderúrgica de Minas Gerais S.A. ("Usiminas") and the shares of Panatlântica S.A. (PATI3), which were designated as fair value through profit or loss, are now recognized through the equity method, as there was an increase in participation, as described in explanatory note 9. Investments.

Usiminas shares are classified as current assets in financial investments and at fair value, based on the market price quotation on B3.

According to the Company's policy, gains and losses resulting from changes in stock prices are recorded directly in the income statement under financial income for shares classified as financial investments and under other operating income and expenses for shares classified as investments.

vi)	Stock market price risks

Class of shares	12/31/2024				12/31/2023				12/31/2024	12/31/2023
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss (note 27)
USIM3	106,620,851	15.12%	5.32	567,222	106,620,851	15.12%	9.20	980,912	(413,689)	190,851
USIM5	55,144,456	10.07%	5.32	293,369	55,144,456	10.07%	9.29	512,292	(218,923)	117,458
				860,591				1,493,204	(632,612)	308,309
PATI3					2,705,726	11.31%	29.10	78,737	-	(15,963)
				860,591				1,571,941	(632,612)	292,346

The Company is exposed to the risk of changes in the stock price due to the investments measured at fair value through profit or loss that have their quotations based on the market price on the B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for the risks related to the stock price variation. The Company evaluated two distinct scenarios for the impact of price fluctuations: Scenario 1 (extreme pessimistic) considers a horizon of deterioration in price volatility, and Scenario 2 (extreme optimistic) forecasts a horizon of price appreciation. The calculation was based on the closing price of the shares on December 31, 2024, using assumptions based on both the dispersion of historical variations in prices and projections prepared by management.

The effects on the profit or loss, considering the probable scenarios, 1 and 2 are shown below:

					12/31/2024
Class of shares	Quantity	Share price in 12/31/2024	Closing Balance	Extreme Optimistic Scenario	Extreme Pessimistic Scenario

USIM3	106,620,851	5.32	567,222	219,454	(35,258)
USIM5	55,144,456	5.32	293,369	108,868	(20,930)
			860,591	328,322	(56,188)

14.e)	Capital management

The Company seeks to optimize its capital structure with the purpose of reducing its financial costs and maximizing return to its shareholders. The following chart demonstrates the evolution of the Company's consolidated capital structure, with financing through equity and third-party capital:

Thousands of reais	12/31/2024	12/31/2023
Shareholder's equity (equity)	15,459,116	19,684,838
Borrowings and Financing (Third-party capital)	56,914,621	44,859,075
Gross Debit/Shareholder's equity	3.68	2.28

Accounting Policy

The Company's financial instruments are classified based on the definition of the Company's business model and, in the case of financial assets, cash flow characteristics.

On initial recognition, financial assets can be classified into three categories: assets measured at amortization cost, fair value through profit or loss and fair value through other comprehensive income.

Financial assets are written off when the rights to receive cash flows have expired or have been transferred in the latter case, provided that the Company has significantly transferred all risks and benefits of ownership.

If the company substantially holds all the risks and benefits of the financial asset's ownership, it must continue to recognize the financial asset.

Financial liabilities are classified as amortized cost or fair value through profit or loss. Management determines the classification of its financial liabilities at initial recognition.

Financial liabilities are written off only when they are extinguished, that is, when the obligation specified in the contract is settled, cancelled, or expires. The Company also extinguishes a financial liability when the terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Financial assets and liabilities are offset, and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis or when the realization of the asset and settlement of the liability occur simultaneously.

Derivative instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently measured at fair value with variations recorded against profit or loss under Financial Income in the income statement.

Hedge accounting: The Company adopts hedge accounting and designates certain financial liabilities as a hedge instrument for exchange rate risk and price risk (Platts index) associated with cash flows from forecast and highly probable exports (cash flow hedge).

At the beginning of the operation, the Company documents the relationships between the hedging instruments and the hedged items (expected exports), as well as the objectives of risk management and the strategy for carrying out various hedging operations.

Furthermore, it documents its assessment, both at the beginning of the hedge and on an ongoing basis, that hedging operations are highly effective in offsetting variations in the cash flows of hedged items.

The effective portion of changes in the fair value of financial liabilities designated and qualified as cash flow hedges is recognized in equity, under the heading "Hedge Accounting". Gains or losses related to the non-effective portion are recognized in other operating expenses/revenues, when applicable.

The gains and losses from Cash Flow Hedge Accounting of debt financial instruments and iron ore derivative financial instruments will not immediately affect the Company's income, but only as exports are realized.

The accumulated amounts in equity are realized in the operating result in the periods when the projected exports affect the result.

When a hedging instrument expires or is settled early, or the hedging relationship no longer meets the criteria for Hedge Accounting, or when Management decides to discontinue Hedge Accounting, any accumulated gain or loss existing in equity at that time remains recorded in shareholders' equity and, from that point forward, exchange variations are recorded in financial income. When the forecasted transaction is carried out, the gain or loss is reclassified to operating income. When a forecasted operation is no longer expected to occur, the cumulative gain or loss that had been presented in equity is immediately transferred to the income statement under the heading "Other Operations".

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

The amounts accumulated in the equity will be realized in the income statement by the disposal or partial disposal of the foreign operation.

15.	LEASE LIABILITIES

The lease liabilities are presented below:

		Consolidated
	12/31/2024	12/31/2023
Leases	2,122,768	2,044,694
Adjusted present value - Leases	(1,282,463)	(1,310,933)
	840,305	733,761
Classified:
Current	206,323	137,638
Non-current	633,982	596,123
	840,305	733,761

The Company has port terminal lease contracts in Itaguaí: the Solid Bulk Terminal (TECAR), used for loading and unloading iron ore and other materials, and the Container Terminal (TECON), with remaining terms of 23 and 27 years, respectively. It also has a lease contract for railway operations using the Northeast network with a remaining term of 3 years, and a land lease contract in Taubaté, São Paulo, for the expansion of operations in the Steel segment with a remaining term of 18 years.

Additionally, the Company has leasing contracts for operational equipment, mainly used in mining, cement, and steel operations, and properties used as operational facilities and administrative and sales offices in various locations where the Company operates, with remaining terms of 1 to 19 years.

The present value of future obligations was measured using the implicit rate observed in the contracts, and for contracts that did not have a rate, the Company applied the incremental rate of loans, both in nominal terms.

The average rates used in measuring new lease liabilities in the consolidated is demonstrated in the table below:

12/31/2024
Contract term (in years)	Incremental Rate (p.a.)
1	15.43%
2	18.02%
3	16.76%
5	14.76%

The reconciliation of lease liabilities is shown in the table below:

		Consolidated
	12/31/2024	12/31/2023
Opening balance	733,761	693,846
New leases	14,117	73,215
Contract review	285,533	124,310
Write-off	(915)
Payments	(308,201)	(239,909)
Interest appropriated	99,998	82,521
Exchange variation	16,012	(222)
Net balance	840,305	733,761

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur, based on minimum performance and contractually fixed rates.

As of December 31, 2024, the expected minimum payments are the following:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	217,490	528,082	1,377,196	2,122,768
Adjusted present value - Leases	(11,167)	(144,806)	(1,126,490)	(1,282,463)
	206,323	383,276	250,706	840,305

•	Recoverable PIS/COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

		Consolidated
	12/31/2024	12/31/2023
Leases	2,040,811	1,755,060
Adjusted present value - Leases	(1,279,742)	(1,195,780)
Potencial PIS and COFINS credit	188,775	162,343
Adjusted present value – Potential PIS and COFINS credit	(118,376)	(110,610)

•	Lease payments not recognized as a liability:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has contracts for the right to use ports (TECAR and TECON) and railways (FTL) which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of the lease liability during the year are:

	Consolidated
	12/31/2024	12/31/2023	12/31/2022
Contract less than 12 months	880	3,746	995
Lower Assets value	11,455	14,986	5,859
Variable lease payments	355,359	411,996	325,913
	367,694	430,728	332,767

Accounting Policy

When entering into an agreement, the Company assesses whether the agreement is, or contains, a lease. The lease is characterized by a rental or transmission of right of use for a determined time in exchange for monthly payments. The leased asset must be clearly specified.

The Company determines in the initial recognition, the lease term or non-cancellable term, which will be used in the measurement of the right of use and the lease liability. The lease term will be reassessed by the Company when a significant event or significant change in circumstances occurs that are in the control of the lessee and affects the non-cancellable term. The Company adopts an exemption from recognition, as provided for in the standard, for the lessee of contracts with terms of less than 12 (twelve) months, or whose underlying asset object of the contract is of low value.

On the commencement date, the Company recognizes the right-of-use asset and the lease liability at present value. The right-of-use asset must be measured at cost. The cost includes the lease liability, initial costs, prepayments, estimated costs to dismantle, remove, or restore. The lease liability is measured at the start date by the Company at the present value of lease payments made on that date. Payments are discounted at the interest rate implicit in the lease, or if the rate cannot be determined, an incremental rate will be used on the Company's loan.

For contracts that the Company determines the business rate, it is understood that this rate is the rate implied in nominal terms and to which it is applied in discounting the flow of future payments. For contracts without a fixed interest rate, the Company applied the incremental borrowing rate obtained through consultations with the banks with which it has a relationship, adjusted for the forecast inflation for the next few years.

For the subsequent measurement, the cost method for the right-of-use asset is used and the requirements of IAS 16 – Property, plant and equipment are applied in depreciation. However, for the purpose of depreciation, the Company determines the use of the straight-line method based on the remaining useful life of the assets or for the term of the contract, whichever is shorter.

The effects of PIS and COFINS to be recovered generated after the effective payment of the obligations will be recorded as a reduction of the depreciation expenses of the right of use and the financial expenses recognized monthly.

IAS 36 – Impairment of Assets will also be applied in order to determine whether the right-of-use asset has impairment problems and to account for any identified impairment loss.

In accordance with the guidelines of IFRS 16, the Company uses the discounted cash flow technique in the measurement and remeasurement of lease and right-of-use liabilities, without considering the inflation projected in the flows to be discounted.

The Company discloses below the comparative balances of lease liability, right of use, financial expense, and depreciation expenses using real-term rates to discount present value of cash flows also in real terms.

16.   TRADE PAYABLES

			Consolidated
	Ref.	12/31/2024	12/31/2023
Trade payables		7,172,161	7,867,431
(-) Adjusted present value		(98,164)	(96,851)
		7,073,997	7,770,580

Classified:
Current		7,030,734	7,739,520
Non-current	17	43,263	31,060
		7,073,997	7,770,580

16.a) Trade payables – Forfaiting

		Consolidated
	12/31/2024	12/31/2023
In Brazil	2,159,399	2,843,455
Abroad	743,194	1,365,979
	2,902,593	4,209,434

The Company discloses and classifies in a specific group its forfaiting operations with suppliers where the nature of the securities continue to be part of the Company's operating cycle. These transactions are negotiated with financial institutions to enable the Company's suppliers to anticipate receivables arising from sales of goods and, consequently, to extend the payment terms of the Company's own obligations. The term of these operations ranges from 180 days to 360 days.

The table below provides a comparison of invoice payment terms with and without reverse forfaiting operations, dealing only with merchandise acquisitions, for the base date of December 31, 2024:

Trade payables	Forfaiting	NoForfaiting
Due between 1 and 180 days	1,973,029	6,525,690
Due between 181 to 360 days	929,564	505,044
Over 360 days		43,263
Total	2,902,593	7,073,997

Impact of variations without effect on cash as of December 31, 2024:

Exchange variation	64,957
Interest Appropriation	12,530
Total	77,487

Accounting Policy

Trade payables

They are initially recognized at fair value, and subsequently measured at amortized cost, using the effective interest rate method, and brought to present value when applicable on the date of the transactions, based on the Company's estimated cost of capital rate.

Forfaiting

The Company classifies financial liabilities arising from financing agreements with suppliers under a specific line item in the balance sheet. This is the case when the financing agreement with suppliers is part of the working capital used in the Company's normal operating cycle and the terms of the liabilities that are part of the supply chain financing agreement are not substantially different from the terms of trade accounts payable that are not part of the agreement.

Cash flows related to liabilities arising from financing agreements with suppliers are presented in operating activities in the statement of cash flows. The financial costs of the operation, when applicable, are shown in note 28.

17.	OTHER PAYABLES (CURRENT AND NON-CURRENT)

The other payables classified in current and non-current liabilities are comprised as follows:

					Consolidated
	Ref.	Current		Non-current
		12/31/2024	12/31/2023	12/31/2024	12/31/2023
Related party liabilities		45,816	29,651	20,850	38,058
Derivative financial instruments			936,027	157,857	60,468
Dividends and interest on capital	14	61,965	80,624
Advances from customers (1)		3,648,639	2,063,509	10,120,950	5,144,623
Taxes in installments	19	56,226	75,735	103,955	154,089
Profit sharing - employees		235,789	260,109
Taxes payable				9,767	30,902
Provision for consumption and services		202,006	177,152
Third party materials in our possession		374,052	285,250
Trade payables	16			43,263	31,060
Lease liabilities	15	206,323	137,638	633,982	596,123
Concessions to be paid				78,728	74,177
Other payables		118,593	39,231	675,441	308,992
		4,949,409	4,084,926	11,844,793	6,438,492
(1)	Customer Advances:
Iron Ore: refers to iron ore supply contracts signed by the Company with important international players. The subsidiary CSN Mineração S.A. received in advance the total amount of US$ 500,000 relating to supply contracts for approximately 13 million tons of iron ore signed with a major international player, to be executed within a period of 4 years, with supply expected to start in 2024. On June 30, 2023, the subsidiary CSN Mineração entered an amendment to the advance contract, signed on January 16, 2023, in the amount of US$ 300,000 for additional supply of 6.3 million tons of iron ore. From this addendum, the Company received on June 30, 2023 the amount of US$ 205,000, the remaining balance of US$ 95,000 was received on July 31, 2023. On June 28, 2024, the indirect subsidiary CSN Mining International GmbH entered an iron ore supply advance agreement in the amount of US$ 255,000, for the supply of 6.5 million tons expected to be realized over the next 4 years. On September 25, 2024, another iron ore advance contract was signed by CSN Mining International GmbH in the amount of US$ 450,000 for the supply of an additional 9.7 million tons of iron ore and on September 27, 2024, another advance iron ore supply contract was signed in the amount of US$ 300,000 for the supply of 7.2 million tons. Both contracts signed in September 2024 provide for the start of implementation in January 2025, with a deadline for completion until December 2028. On December 17, 2024, the indirect subsidiary, CSN Mining International GmbH signed two prepayment contracts that, together, total an amount of US$ 355,000. The achievements of the new contracts are expected to start in January 2025 and will extend until 2029. During this period, the company undertakes to supply iron ore according to the terms agreed in the contracts, guaranteeing the delivery of 8.1 Mt over the next five years.
Electricity: On December 31, 2022, the subsidiaries CSN Mineração and CSN Cimentos signed advance electricity trading contracts with national sector operators to be executed for up to 8 years. On June 25, 2024, June 27, 2024, and November 29, 2024, the Company signed electric energy commercialization advance contracts with national sector operators, in the amounts of R$ 156,643, R$ 95,040, and R$ 601,000, respectively, to be executed within 4 years.

18.	INCOME TAX AND SOCIAL CONTRIBUTION

18.a)	Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in statement of profit and losses for the year are as follows:

			Consolidated
	12/31/2024	12/31/2023	12/31/2022
Income tax and social contribution income (expense)
Current	(1,300,719)	(1,036,262)	(1,537,966)
Deferred	1,305,927	403,544	(420,773)
	5,208	(632,718)	(1,958,739)

The reconciliation of the Company's income tax and social contribution expenses and income and the of the effective tax rate on income before IRPJ and CSLL are shown below:

			Consolidated
	12/31/2024	12/31/2023	12/31/2022
Profit/(Loss) before income tax and social contribution	(1,543,349)	1,035,367	4,126,437
Tax rate	34%	34%	34%
Income tax and social contribution at combined statutory rate	524,739	(352,025)	(1,402,989)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	188,205	178,978	155,125
Difference Tax Rate in companies abroad	(814,713)	(181,409)	(338,278)
Transfer Price Adjustment and Profits Abroad	(67,580)	(91,883)	(195,112)
Income taxes and social contribution on foreign profit	10,200	131,836
Tax incentives	102,087	71,756	50,333
Interest on equity	79,282	47,315	290,968
Recognition/(reversal) of tax credits	(62,088)	(337,239)	(562,014)
Other permanent deductios (add-backs)	45,076	(100,047)	43,228
Income tax and social contribution in net income for the year	5,208	(632,718)	(1,958,739)
Effective tax rate	0%	61%	47%

18.b)	Deferred income tax and social contribution:

Deferred income tax and social contribution balances are as follows:

		Consolidated
	12/31/2024	12/31/2023
Deferred tax
Income tax losses	3,896,856	4,198,734
Social contribution tax losses	1,336,041	1,441,925
Temporary differences	1,571,100	(911,027)
Tax, social security, labor, civil and environmental provisions	559,621	550,567
Estimated losses on assets	267,768	238,211
Gains/(Losses) on financial assets	565,250	328,678
Actuarial Liabilities (Pension and Health Plan)	165,418	171,816
Provision for consumption and services	4,933	22,346
Cash Flow Hedge and Unrealized Exchange Variations	2,014,231	509,386
(Gain) on loss of control of Transnordestina	(224,096)	(224,096)
Fair Value SWT/CBL Acquisition	(149,489)	(149,489)
Business combination	(1,425,853)	(1,473,119)
Others	(206,683)	(885,327)
Total	6,803,997	4,729,632

Total deferred tax assets	7,345,326	5,033,634
Total deferred tax liabilities	(541,329)	(304,002)
Total deferred tax	6,803,997	4,729,632

The Company's corporate structure includes foreign subsidiaries, the income of which is taxed in the countries in which they are incorporated at rates lower than those applicable in Brazil. In the period between 2020 and 2024, these subsidiaries did not generate profits subject to additional taxation in Brazil by income tax and social contribution. The Company, based on the position of its legal advisors, assessed only as possible the probability of loss in case of possible tax challenge and, therefore, no provision was recognized in the Financial Statement.

Furthermore, Management evaluated the precepts of IFRIC 23 - "Uncertainty Over Income Tax Treatments" and recognized in 2021 the credit for the unconstitutionality of IRPJ and CSLL incidence on SELIC interest of mora values received due to tax undue repetition.

A sensitivity analysis of tax credit consumption was conducted considering a variation of macroeconomic assumptions, operational performance, and liquidity events. Thus, considering the results of the study, which indicates that it is probable the existence of taxable income to use the balance of deferred income tax and social contribution.

Consolidated
2025	(144,120)
2026	63,360
2027	164,416
2028	1,069,749
2029 and beyond	6,191,921
Deferred tax asset	7,345,326
Deferred tax liabilities - subsidiaries	(541,329)
Net deferred tax asset	6,803,997

18.c)	Changes in deferred income tax and social contribution

The change in deferred taxes is shown below:

Consolidated
Balance at January 1, 2022	4,569,011
Recognized in profit and loss	(420,773)
Recognized in equity	(322,876)
Acquisition of companies	1,053,406
Balance at January 1, 2023	4,878,768
Recognized in profit and loss	403,544
Recognized in equity	(559,050)
Use of tax credit in installment program	(445)
Reverse incorporation	6,815
Balance at December 31, 2023	4,729,632
Recognized in profit and loss	1,305,927
Recognized in equity	769,162
Use of tax credit in installment program	(724)
Balance at December 31, 2024	6,803,997

18.d)	Income tax and social contribution recognized in equity:

The income tax and social contribution recognized directly in equity are shown below:

		Consolidated
	12/31/2024	12/31/2023
Income tax and social contribution
Actuarial gains on defined benefit pension plan	76,876	83,436
Exchange differences on translating foreign operations	(325,350)	(325,350)
Cash flow hedge	2,906,859	1,030,432
Gain on sale of shares	(1,158,102)
	1,500,283	788,518

Accounting Policy

Current income tax and social contribution are calculated based on the tax laws enacted, on the balance sheet date, including in the countries in which the Group's entities operate and generate taxable profit. Management periodically evaluates tax positions related to income tax calculations, considering situations where applicable tax regulations are subject to interpretation, and establishes provisions, when appropriate, based on estimated payment values to tax authorities. Expenses with income tax and social contribution comprise current and deferred income taxes and are recognized in profit or loss, unless they are related to the business combination, or items directly recognized in shareholders' equity.

Current tax expense is the expected tax payable on taxable income for the year, using enacted or substantively enacted tax rates at the balance sheet date, and any adjustments to tax payable in respect of prior years. Current income tax and social contribution are presented net, by a company that is part of the Company, in liabilities when there are amounts payable, or in assets when the amounts paid in advance exceed the total due on the reporting date.

Deferred tax is recognized in relation to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax is not recognized for temporary differences arising from the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit or loss, differences related to investments in subsidiaries and controlled entities when they are unlikely to reverse in the foreseeable future, and from the initial recognition of goodwill, in accordance with IAS 12 - Income Taxes. The value of deferred tax determined is based on the expectation of realization or settlement of the temporary difference and uses the nominal rate approved or substantially approved.

Deferred tax assets and liabilities are presented at net value in the balance sheet when there is a legal right and the intention to offset it when calculating current taxes, usually related to the same legal entity and the same tax authority.

Income tax and social contribution deferred tax assets are recognized on recoverable balances of tax loss and negative CSLL base, tax credits and deductible temporary differences. Such assets are reviewed at each year-end closing date and will be reduced to the extent that their realization is no longer probable based on future taxable profits.

19.	TAXES IN INSTALLMENTS

The position of REFIS debts and other installment plans, recorded in installment taxes in current and non-current liabilities, as shown in note 17, are demonstrated as follows:

		Consolidated
	12/31/2024	12/31/2023
Federal REFIS Law 11.941/09	9,942	9,942
Federal REFIS Law 12.865/13	28,663	34,775
Other taxes in installments	121,576	185,107
	160,181	229,824

Classified:
Current	56,226	75,735
Non-current	103,955	154,089
	160,181	229,824

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

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated
	Accrued liabilities		Judicial deposits
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Tax	130,755	154,626	176,086	153,715
Social security	1,546	1,609		4
Labor	387,612	366,645	294,233	288,389
Civil	815,180	778,796	134,609	24,880
Environmental	42,609	41,194	3,723	3,340
Deposit of a guarantee			24,299	21,554
	1,377,702	1,342,870	632,950	491,882

Classified:
Current	132,112	36,000
Non-current	1,245,590	1,306,870	632,950	491,882
	1,377,702	1,342,870	632,950	491,882

The changes in tax, social security, labor, civil and environmental provisions in the year ended December 31, 2024 can be summarized as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2023	Additions	Accrued charges	Net utilization of reversal	12/31/2024
Tax	154,626	44,450	3,752	(72,073)	130,755
Social security	1,609		61	(124)	1,546
Labor	366,645	81,766	36,799	(97,598)	387,612
Civil	778,796	55,041	58,616	(77,273)	815,180
Environmental	41,194	816	2,764	(2,165)	42,609
	1,342,870	182,073	101,992	(249,233)	1,377,702

Provisions for taxes, social security, labor, civil and environmental matters have been estimated by management and substantially substantiated by legal counsel, and only those causes that are considered probable of loss are recorded. These provisions also include tax liabilities arising from actions taken at the Company's initiative, plus SELIC (Special System for Settlement and Custody) interest.

Tax Proceedings

The main legal proceedings considered by external legal consultants as having a probable loss probability, in which CSN or its subsidiaries are parties, of a tax nature are: (i) some ISS tax infraction notices (ii) divergences between calculated and collected ICMS (iii) Compensation requests not approved due to lack of credit rights.

Labor lawsuits

The Group appears as a defendant in labor claims. Most of the claims in these lawsuits relate to subsidiary and/or joint liability, equal pay, hazard and danger pay allowances, overtime, health plans, compensation claims for alleged occupational diseases or work accidents, intra-day break periods, and differences in profit sharing for the years 1997 to 1999 and 2000 to 2003.

During the year ended December 31, 2024, there were additions and write-offs of labor proceedings due to definitive closures, in addition to the Company's ongoing review of accounting estimates related to provisions and contingencies. These reviews consider the different types of claims involved, as established in the Company's accounting policies.

Civil lawsuits

Among the civil lawsuits in which he appears as a defendant, there are mainly lawsuits with a claim for compensation. Such processes, in general, are resulting from work accidents, occupational diseases, contractual discussions related to the Group's industrial activities, real estate actions, health plans.

Environmental processes

The main environmental proceedings considered by external legal consultants as having probable loss probability, in which CSN or its subsidiaries are parties, are (i) administrative violation notices for alleged environmental infractions (ii) annulment lawsuits and tax foreclosures resulting from environmental fines and (iii) procedural fines for alleged non-compliance with court orders.

Among the environmental administrative/judicial proceedings in which the Company is a defendant are administrative procedures aimed at verifying possible environmental irregularities and regularizing environmental licenses. In the judicial sphere, there are actions to enforce fines imposed due to such alleged irregularities and public civil actions seeking regularization combined with compensation, which consist of environmental restoration in most cases. Such processes are generally derived from discussions of supposed environmental impacts related to the Company's industrial activities.

Administrative and Judicial Proceedings

The Company does not make provisions for legal proceedings whose expectation of the Management, based on the opinion of legal advisors, is of possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance as of December 31, 2024 with December 31, 2023.

The Company has other legal proceedings classified by legal advisors as possible losses, therefore representing present obligations for which an outflow of resources is not probable. As of December 31, 2024, these totaled R$ 48,454,570 (R$ 53,651,946 as of December 31, 2023), comprising R$ 2,580,452 in labor proceedings (R$ 2,091,666 as of December 31, 2023), R$ 2,964,501 in civil proceedings (R$ 2,985,830 as of December 31, 2023), R$ 41,326,595 in tax proceedings (R$ 47,462,492 as of December 31, 2023), and R$ 1,583,021 in environmental proceedings (R$ 1,111,968 as of December 31, 2023).

		Consolidated
	12/31/2024	12/31/2023
Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Capital Gain for alleged sale of equity interest in subsidiary NAMISA (1)	10,246,424	15,606,600

Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Disallowance of goodwill deductions generated in the reverse incorporation of Big Jump by Namisa (1)	4,346,118	5,443,666

Notice of Violation and Imposition of Fine (AIIM) / Tax Enforcement - RFB - IRPJ/CSLL - Disallowance of prepayment interest arising from iron ore supply and port services contracts	2,284,914	2,124,479

Notice of Violation and Imposition of Fine (AIIM) / Writ of Mandamus - RFB - IRPJ/CSLL - Profits earned abroad in 2008, 2010, 2011, 2012, 2014, 2015, 2016, 2017 and 2018	6,239,017	5,828,921

Unapproved compensation - RFB - IRPJ/CSLL, PIS/COFINS and IPI	2,169,108	2,052,564

ICMS - SEFAZ/RJ - Assessment Notice - questions about sales for incentive area	1,460,763	1,016,381

Notice of Violation and Imposition of Fine (AIIM) - RFB - Disallowance of PIS/COFINS Credits for inputs and freight	1,499,578	1,388,918

CFEM – difference of understanding between CSN and ANM on the calculation basis	1,570,733	1,452,933

Notice of Infraction and Imposition of Fine (AIIM) - RFB - Collection IRRF - Business Combinations CMIN 2015(2)	205,621	1,106,401

ICMS - SEFAZ/RJ - ICMS Credits for acquisition of Electric Energy Industrialization (3)	39,939	1,065,918

Notice of Violation and Imposition of Fine (AIIM) - IRPJ/CSLL - Disallowance of deductions of goodwill generated in the acquisition of Cimentos Mauá	422,499	810,907

ICMS - SEFAZ/RJ - Disallowance of the ICMS credits - Transfer of iron ore	779,093	731,416

ICMS - SEFAZ/RJ - Disallowance of credits on purchases of intermediate products	488,238	445,682

Disallowance of tax loss and negative calculation base resulting from adjustments in SAPLI - RFB	798,226	741,056

Infraction and Fine Imposition Notices (AIIM) - RFB - IRPJ/CSLL - Transfer Pricing	389,919	363,043

ICMS - SEFAZ/RJ - Transfer of imported raw material for a value lower than the TECAR import document	422,807	394,865

Notice of Violation and Imposition of Fine (AIIM) / Annulment Action - RFB - IRRF - Capital gain of CFM company sellers located abroad	338,273	317,522

Other tax lawsuits (federal, state, and municipal)	6,977,524	6,282,247

Social security lawsuits	647,801	288,973

Action to discuss the balance of the construction contract – Tebas	621,724	593,716

Action related to power supply payment’s charge - Light	492,535	440,002

Action that discusses Negotiation of energy sales - COPEN - CEEE-G	229,983	201,123

Collection of defaulted amounts of contracts for the execution of the Presidente Médici Thermoelectric Power Plant - SACE - CEEE-G (4)		205,262

Enforcement action applied by Brazilian antitrust authorities (CADE) (5)		122,136

Other civil lawsuits	1,620,259	1,423,591

Labor and social security lawsuits	2,580,452	2,091,666

Tax Execution Traffic Ticket Volta Grande IV	152,322	137,668

ACP Landfill Márcia I	306,389	306,389

Notice of IEF Commitment Agreement (6)	337,951

Other environmental lawsuits	786,360	667,901

	48,454,570	53,651,946

(1)	The Company succeeded in the appeals filed in Processes 19515.723039/2012-79 (CSN) and 19515.723053/2012-72 (CSN Mineração) which had as their objects the fines of 150% (Qualified Fine), closing the possible contingency of R$ 4,476,924 and R$ 993,756. The notifications of the decisions occurred on July 5 and 25, 2024, without the filing of appeals by the National Treasury. Thus, the respective write-offs of the processes were carried out on 07/2024. Finally, for the other processes related to the "Big Jump" theme, the prognoses remain the same (possible).

(2)	The company was partially successful in Administrative Tax Proceeding 10600.720008/2020-32, in a CARF Ruling published on 09/11/2024, which recognized the unenforceability of WHT on capital gains of a legal entity resident in Japan, based on the rules of the treaty signed with the country. The application of the treaty was not the subject of a special appeal by the PGFN, making the company's partial success definitive. For the other installments of the tax assessment, the prognosis remains the same (possible).

(3)	The company succeeded in Process 0000931-14.2011.8.19.0066, which disputed the requirement of ICMS, by the State of Rio de Janeiro, on credits arising from the acquisition of electric energy for industrialization, ending a contingency of R$ 185,116. The decision favorable to the company became final on 10/16/2024. The company also succeeded in Case 0000927-74.2011.8.19.0066, on the same subject, whose closure of the possible contingency of R$ 925,584 will be reflected in the results of the first quarter of 2025.

(4)	In 2024, CEEE-G, a subsidiary of the Company, made a judicial agreement with SACE, which reduced the values disclosed as possible contingencies, now registered in other accounts payable, totaling R$ 43,371 as of December 31, 2024 (R$ 205,262 as of December 31, 2023).

(5)	In November, CSN joined the "Desprola" program, launched by the Federal Government. The program consisted of paying all the Company's debts (4 concentration acts) to CADE with a 65% discount, where it made the upfront payment of R$ 34,000, ending discussions regarding the Steel Cartel process.

(6)	In the 4th quarter of 2024, CSN Mineração was notified by the State Forest Institute of Minas Gerais, regarding the collection of a fine provided for in a Commitment Term signed by the Company with the said Agency in 2004. In said Notification, the aforementioned Agency is charging an amount of around R$ 337,000 for the alleged non-compliance with clauses of the instrument - which refers to compensation for environmental licensing from that time. Considering that CSN Mineração disagrees with the alleged breach of the mentioned Commitment Term and, consequently, with the respective fine collection - in addition to considering it disproportionate, a timely defense was presented in response to this notification, which will be forwarded for consideration by the Chamber for Prevention and Administrative Resolution of Conflicts of the Attorney General's Office of the State of Minas Gerais.

The Company has offered judicial guarantees (Guarantee Insurance/Letter of Guarantee) in the total amount updated as of December 31, 2024 of R$ 10,620,316 (as of December 31, 2023 R$ 8,768,003), as determined by current procedural legislation.

In the 1st quarter of 2021, the Company was notified of the initiation of an arbitration proceeding based on an alleged breach of iron ore supply contracts. The counterparty's request at that time was around US$ 1 billion, which the Company, in addition to understanding that the allegations presented are unfounded due to the complete absence of damages, is also unaware of the bases for estimating said amount. The Company informs that it has prepared, together with its legal advisors, the response to the arbitration request and is currently developing its defense. It also clarifies that the discussions involve ongoing arbitration disputes initiated by both parties. It is also estimated that the arbitrations will be completed in 2 years. The relevance of the process for the Company is related to the value attributed to the cause and the possible financial impact.

The evaluations carried out by legal advisors define these administrative and judicial proceedings as a possible risk of loss and are not provisioned in accordance with Management's judgment and accounting practices adopted in Brazil.

Accounting Policy

Provisions are only recorded when classified as probable loss risk, estimated and considered by Management, substantially based on the assessment of its legal advisors, and when resources will be necessary to settle the obligation. This obligation is updated according to the evolution of the lawsuit or financial charges incurred and may be reversed if the estimated loss is no longer considered probable due to changes in circumstances, or written off when the obligation is settled.

21.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of provisions for environmental liabilities and asset retirement obligation is as follows:

		Consolidated
	12/31/2024	12/31/2023
Environmental liabilities	155,471	176,181
Asset retirement obligations	977,892	842,624
	1,133,363	1,018,805

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

Vicunha Aços S.A. is the Company's controlling shareholder, with a 41.66% interest in its voting capital. It is also part of the Company's control, Rio Iaco Participações S.A. with 3.45%.

The corporate structure of Vicunha Aços S.A. is as follows:

(a)	Vicunha Steel S.A. – holds 100% interest in Vicunha Aços S.A.
(b)	Rio Purus Participações S.A. – holds 100% interest in Vicunha Steel S.A.

•	Liabilities with holding companies

On November 14, 2024, the Board of Directors approved the payment of interim dividends, from the profit reserve account, in the amount of R$ 730,000, corresponding to the value of R$ 0.550488901371933 per share. Vicunha Aços S.A. was paid R$ 304,097 and Rio Iaco Participações S.A. R$ 25,161.

22.b)Transactions	with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

		Consolidated
		12/31/2024				12/31/2023
		Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Financial investments				1,773,124	1,773,124			2,128,183	2,128,183
Trade receivables	5	88,750	3,230	191	92,171	34,441	2,658	131,268	168,367
Dividends receivable	8		127,386	74,050	201,436		185,178		185,178
Borrowings	8		5,315		5,315		5,316		5,316
Other receivables	8		2	1,829	1,831		6,480	1,829	8,309
		88,750	135,933	1,849,194	2,073,877	34,441	199,632	2,261,280	2,495,353
Non-current Assets
Financial investments	4			142,423	142,423			111,350	111,350
Borrowings	8	3,789	1,899,239		1,903,028	3,732	1,655,680		1,659,412
Actuarial asset	8			47,708	47,708			39,530	39,530
Other receivables	8		1,792,579		1,792,579		1,792,579		1,792,579
		3,789	3,691,818	190,131	3,885,738	3,732	3,448,259	150,880	3,602,871
		92,539	3,827,751	2,039,325	5,959,615	38,173	3,647,891	2,412,160	6,098,224

Liabilities
Current Liabilities
Trade payables		13,676	217,289	184,892	415,857		140,579	35,435	176,014
Accounts payable	17	23,245	22,571	140,991	186,807	46	22,378		22,424
Provision for consumption	17						7,227		7,227
		36,921	239,860	325,883	602,664	46	170,184	35,435	205,665
Non-current Liabilities
Accounts payable	17		20,850		20,850		38,058		38,058
			20,850		20,850		38,058		38,058
		36,921	260,710	325,883	623,514	46	208,242	35,435	243,723

		Consolidated
		12/31/2024				12/31/2023
		Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
P & L
Sales		2,357,816	21,362	903	2,380,081	206,158	21,663	1,769,915	1,997,736
Cost and expenses		(179,022)	(2,190,343)	(227,090)	(2,596,455)	(2,581)	(2,144,703)	(301,503)	(2,448,787)
Financial income (expenses)
Interest	28	2,508	155,291	38,588	196,387		178,448	38,452	216,900
Exchange rate variations andmonetary, net				141,190	141,190			(58,837)	(58,837)
Financial investments	28			(632,612)	(632,612)			308,309	308,309
Dividends receivable	28			42,347	42,347
		2,181,302	(2,013,690)	(636,674)	(469,062)	203,577	(1,944,592)	1,756,336	15,321

Consolidated Information:

Financial investments: Refers mainly to investments in Usiminas shares, cash and cash equivalents and Bonds with Banco Fibra and government bonds and CDBs with the exclusive funds.

Receivables: Refers mainly to sales transactions of steel products from the Company to related parties.

Dividends receivable: In the Consolidated, it refers to dividends from MRS Logística in the amount of R$ 126,044 on December 31, 2024.

Loans (Assets):

Long term: Refers mainly to loan contracts with Transnordestina Logística R$ 1,829,939 (R$ 1,646,264 as of December 31, 2023) with an average rate of 125.0% to 130.0% of CDI.

Others (Assets): Refers advance for future capital increase with Transnordestina Logística S.A. of R$ 1,792,579 on December 31, 2024 and December 31, 2023).

22.c)	Other unconsolidated related parties

•	CBS Previdência

The Company is its main sponsor, being a non-profit civil society established in July 1960 and whose main objective is the payment of benefits complementary to those of official social security for participants. As a sponsor, it maintains transactions of contribution payments and recognition of actuarial liability calculated in defined benefit plans.

•	Banco Fibra

The Banco Fibra is under the same control structure of Vicunha Aços S.A., direct controller of the Company, and financial transactions with this bank primarily involve current account movements and fixed income financial investments.

•	Fundação CSN

The Company develops socially responsible policies concentrated today in the CSN Foundation, of which it is the founder. Transactions between the parties are related to operational and financial support for the Foundation to conduct social projects developed mainly in the locations where it operates.

•	Igarapava Hydroelectric Power Plant Consortium

The Company participates in the Igarapava Hydroelectric Power Plant Consortium, located on the Rio Grande do Sul, between the municipalities of Igarapava and Rifaina in São Paulo, Conquista and Sacramento in Minas Gerais.

•	Related Parties under the control of a member of the Company's Management

These are companies under the control of a member of Management whose transactions with the Company were:

•	Vicunha Imóveis Ltda
•	Vicunha Serviços Ltda
•	Ibis Participações e Serviços Ltda
•	Party Negócios e Participações Ltda
•	Jockey Club de São Paulo.

22.d)	Key management personnel

The key management personnel with authority and responsibility for planning, directing, and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of December 31, 2024, 2023 and 2022:

	12/31/2024	12/31/2023	12/31/2022
	P&L
Short-term benefits for employees and officers	71,248	62,478	52,001
Post-employment benefits	814	450	266
	72,062	62,928	52,267

22.e)	Guarantees

The Company is liable for guarantees of its subsidiaries and jointly controlled entities as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	3,966,722	3,695,183	10,717	10,029	4,828	4,235	3,982,267	3,709,447
Subsidiaries	R$	Up to 01/10/2028 and Indefinite	2,079,693	1,903,235			1,920	131,920	2,081,613	2,035,155
Total in R$			6,046,415	5,598,418	10,717	10,029	6,748	136,155	6,063,880	5,744,602

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000
CSN Resources	US$	Up to 04/08/2032	2,230,000	1,530,000					2,230,000	1,530,000
CSN Cimentos Brasil	US$	06/10/2027		115,000						115,000
Total in US$			3,530,000	2,945,000					3,530,000	2,945,000
Lusosider Aços Planos	EUR	Indefinite					75,000	75,000	75,000	75,000
Total in EUR							75,000	75,000	75,000	75,000
Total in R$			21,858,819	14,257,629			482,723	401,370	22,341,542	14,658,999
			27,905,234	19,856,047	10,717	10,029	489,471	537,525	28,405,422	20,403,601

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

23.	EQUITY

23.a)	Paid-in capital and authorized capital

The fully subscribed and paid-in share capital as of December 31, 2024, and December 31, 2023, is R$ 10,240,000 divided into 1,326,093,947 common and book-entry shares, with no par value. Each common share entitles to one vote in the resolutions of the General Meeting.

The Company's bylaws in force on December 31, 2024, define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors, regardless of statutory reform.

23.b)	Capital reserve

It is constituted by gains on the sale of subsidiaries’ interest and treasury shares, and, reflex treasury shares acquired by controlled.

23.c)	Legal reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year, before any other allocation, pursuant to art. 193 of Law 6,404/86, up to a limit of 20% of the capital stock.

23.d)	Ownership structure

As of December 31, 2024 and 2023, the Company’s ownership structure was as follows:

			12/31/2024			12/31/2023
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	552,412,693	41.66%	41.66%	543,617,803	40.99%	40.99%
Rio Iaco Participações S.A. (*)	45,706,242	3.45%	3.45%	45,706,242	3.45%	3.45%
CFL Ana Participações S.A. (*)	132,523,251	9.99%	9.99%	135,904,451	10.25%	10.25%
NYSE (ADRs)	283,799,438	21.40%	21.40%	273,702,845	20.64%	20.64%
Other shareholders	311,652,323	23.50%	23.50%	327,162,606	24.67%	24.67%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,326,093,947	100.00%	100.00%
(*)	Controlling group companies.

On March 30, 2023, a Equity Restructuring agreement was executed between Rio Purus Participações S.A., shareholders who directly and indirectly hold the entirety of Vicunha Aços S.A. ("Vicunha Aços") shares and CFL Participações S.A. ("CFL"). Thus, the implementation of such transaction resulted in the ownership of CFL Ana Participações S.A. (“CFL Ana”), a subsidiary of CFL, of 135,904,451 common, book-entry shares with no par value issued by CSN, representing on that date 10.25% of the Company's share capital.

On June 20, 2024, CFL informed the Company about the disposal by CFL Ana of common shares issued by CSN. CSN, in turn, informed the market about the sale of a relevant equity interest on that same date, informing that CFL Ana's interest became 132,523,251 common shares, representing its 9.99% of the share capital, according to correspondence received.

On December 2, 2024, Vicunha Aços informed the Company about the acquisition of common shares issued by CSN. CSN, in turn, informed the market about the acquisition of a relevant equity interest the following day, informing that Vicunha Aços' interest now represents 41.66% of the share capital, according to correspondence received.

23.e)	Earnings/(Loss) per share

The earnings/(loss) per share are shown below:

	12/31/2024	12/31/2023	12/31/2022
	Common Shares
Earnings/(Loss) for the year	(2,591,851)	(318,206)	1,554,060
Weighted average number of shares	1,326,093,947	1,326,093,947	1,327,028,614
Basic and diluted loss per share	(1.95450)	(0.23996)	1.17108

23.f)Other	comprehensive income

These are the accumulated conversion adjustments, acturial gains over pension plans, and the unrealized results with derivative financial instruments, such as equity valuation adjustments. The amount represents an accumulated balance of loss on December 31, 2024, of R$ 1,824,917 (R$ 1,156,719 of gain, on December 31, 2023).

Accounting Policy

Share Capital

Incremental costs directly attributable to the issuance of new shares or options are stated in shareholders' equity as a deduction from the amount raised, net of taxes.

Earnings/(Loss) per share

The basic earnings/loss per share is calculated through the net profit/loss for the year attributable to the Company's controlling shareholders and the weighted average of the common shares outstanding in the respective year. The diluted earnings/loss per share is calculated by means of said average of the outstanding shares, adjusted by the instruments potentially convertible into shares, with dilutive effect, in the years presented. The Company has no potential instruments convertible into shares and, consequently, the diluted profit/loss per share is equal to the basic earnings/loss per share.

Treasury shares

When any company in the group buys shares of the Company's capital (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from the shareholders' equity attributable to the Company's shareholders until the shares are canceled or sold. When these shares are subsequently sold, any amount received, net of any directly attributable transaction costs and respective income tax and social contribution effects, is included in shareholders' equity attributable to the Company's shareholders.

Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with the Company's asset owners. For purchases of non-controlling interests, the difference between any consideration paid and the acquired portion of the book value of the subsidiary's net assets is recorded in shareholders' equity. Gains or losses on disposals to non-controlling interests are also recorded directly in shareholders' equity.

When the Company ceases to have control, any interest retained in the entity is remeasured to its fair value, and the change in book value is recognized in profit or loss. Fair value is the initial carrying amount for subsequent accounting of the retained interest in an associate, a joint venture, or a financial asset. In addition, any amounts previously recognized in other comprehensive income relating to that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

24.	SHAREHOLDE'S COMPENSATION

On May 9, 2024 and November 14, 2024, the Board of Directors approved the proposal to pay interim dividends to the Profit Reserve Account in the amount of R$ 950,000 and R$ 730,000, corresponding to R$ 0.716389666168954 and R$ 0.550488901371933 per share, respectively. Dividends were paid, without monetary restatement, from May 29, 2024 and November 28, 2024.

As of December 31, 2024, the Company recorded a loss for the year of (R$ 2,591,851), compensated through the consumption of statutory reserve values.

Accounting Policy

The Company adopts a profit distribution policy which, in compliance with the provisions of Law No. 6,404/76 as amended by Law 9,457/97, will imply the allocation of all net income to its shareholders, provided that the following priorities are preserved, regardless of its order: (i) business strategy (ii) compliance with obligations (iii) making the necessary investments and (iv) the maintenance of a good financial situation for the Company.

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

According to Law no. 6.404/76 as amended by Law no. 11.638/07 and pursuant to the sole paragraph of article 189, the loss for the year will be mandatorily absorbed by retained earnings, profit reserves and legal reserve, in that order.

25.	NET REVENUE FROM SALES

Net sales revenue is comprised as follows:

			Consolidated
	12/31/2024	12/31/2023	12/31/2022
Gross revenue
In Brazil	29,029,141	28,383,814	30,343,033
Abroad	21,552,287	23,596,603	20,691,181
	50,581,428	51,980,417	51,034,214
Deductions
Sales returns, discounts and rebates	(786,103)	(673,746)	(371,189)
Taxes on sales	(6,107,865)	(5,868,721)	(6,300,905)
	(6,893,968)	(6,542,467)	(6,672,094)
Net revenue	43,687,460	45,437,950	44,362,120

Accounting Policy

The Company's revenue is recognized as soon as all the conditions below are met:

•	Identification of the contract for the sale of goods or provision of services
•	Identification of performance obligations
•	Determination of the contract value
•	Determinations of the amount allocated to each of the performance obligations included in the contract and
•	Revenue recognition over time or when performance obligations are completed.

The Company's operating revenues are generated through the production and sale of steel, mining, and cement products, railway and port logistics services, and energy sales. In the normal course of activities, it is measured by the fair value of the consideration the entity expects to receive in exchange for the delivery of the promised good or service to the customer.

Revenue recognition occurs when or as the entity satisfies a performance obligation by transferring the good or service to the customer, with a performance obligation understood as an executable promise in a contract with a customer to transfer a good/service or a series of goods or services.

If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction in operating revenue as sales are recognized.

The Company recognizes iron ore sales revenue when product control is transferred to customers, which in most cases occurs when the product is loaded onto the vessel or vehicle for transport, at the destination port or customer facilities. There may be circumstances where judgment is required based on the control indicators highlighted above. In export sales made under the CFR (Cost and Freight) and CIF (Cost, Insurance and Freight) shipping terms, the customer has a current obligation to pay according to the sales contract terms, typically when the ship is loaded. At this point, the payment obligation covers both the product and freight, and in certain cases, insurance after the date when control of the goods transfers to the customer at the loading port.

The operating revenue from the sale of goods and services in the normal course of activities is measured by the fair value of the consideration that the entity expects to receive in exchange for delivering the promised good or service to the customer. Iron ore sales contracts are provisionally fixed at prices at the time revenues are recognized and a provisional invoice is issued as stipulated in the contract the selling price of these products can be reliably measured each period, as the price is quoted in an active market. Therefore, the fair value of the final sales price adjustment is continuously reassessed and variations in fair value are recognized as sales revenue in the income statement.

26.	EXPENSES BY NATURE

			Consolidated
	12/31/2024	12/31/2023	12/31/2022
Raw materials and inputs	(13,883,091)	(12,732,273)	(14,572,337)
Outsourcing material	(3,086,404)	(5,104,273)	(3,265,627)
Labor cost	(4,954,714)	(4,268,241)	(3,320,234)
Supplies	(2,822,094)	(3,735,873)	(3,501,649)
Maintenance cost (services and materials)	(950,420)	(578,514)	(916,646)
Outsourcing services	(2,069,469)	(2,905,888)	(2,178,589)
Freight	(5,762,086)	(4,185,360)	(2,826,821)
Depreciation, amortization and depletion	(3,690,677)	(3,291,149)	(2,792,845)
Others	(1,081,037)	(1,163,601)	(929,205)
	(38,299,992)	(37,965,172)	(34,303,953)
Classified as:
Cost of sales	(31,990,696)	(33,475,189)	(31,054,016)
Selling expenses	(5,453,297)	(3,729,089)	(2,575,818)
General and administrative expenses	(855,999)	(760,894)	(674,119)
	(38,299,992)	(37,965,172)	(34,303,953)

Depreciation, amortization, and depletion for the year were distributed as follows.

			Consolidated
	12/31/2024	12/31/2023	12/31/2022
Production costs (1)	(3,609,493)	(3,226,469)	(2,752,557)
Selling expenses	(51,304)	(29,593)	(13,948)
General and administrative expenses	(29,880)	(35,087)	(26,340)
	(3,690,677)	(3,291,149)	(2,792,845)
Other operational (2)	(95,378)	(80,924)	(77,386)
	(3,786,055)	(3,372,073)	(2,870,231)
(1)	The cost of production includes PIS and COFINS credits on lease agreements as of December 31, 2024, in the amount of R$ 5,357 (R$ 7,068 as of December 31, 2023).
(2)	These mainly refer to the depreciation of investment properties, idle equipment and amortization of SWT customer portfolio classified under other operating expenses, see note 27.

27.	OTHER OPERATING (EXPENSES)/INCOME

Schedule of other operating income and expenses
				Consolidated
	Ref.	12/31/2024	12/31/2023	12/31/2022
Other operating income
Receivables by indemnity		78,322	12,608	10,588
Rentals and leases		25,961	20,730	17,178
Dividends received		1,436	1,039	832
Contractual fines		(211,700)	4,356	11,863
Updated shares – Fair value through profit or loss	14.d		(15,963)	(95,620)
Tax recovery		1,676	249,852
Gain on disposal of investments		8,451	114,763
Other revenues		118,966	62,631	308,392
Total other operating income		23,112	450,016	253,233
Other operating expenses
Taxes and fees		(278,289)	(106,771)	(372,897)
Expenses/(reversal) with environmental liabilities, net		(48,870)	(18,031)	(10,145)
Write-off/(provision) of judicial lawsuits		(270,326)	(12,441)	(209,396)
Depreciation and amortization	26	(95,378)	(80,924)	(77,386)
Reversal/(write-offs) of estimated losses in fixed assets, intangible assets and investment properties, net of reversal	9.d, 10 and 11	(62,996)	(122,894)	24,133
Estimated (loss)/reversal in inventories (1)		(284,557)	(655,055)	(226,942)
Idleness in stocks and paralyzed equipment (2)		(234,461)	(296,819)	(122,031)
Studies and project engineering expenses		(57,129)	(58,303)	(58,443)
Reserch and development expenses				(461)
Healthcare plan expenses		(40,269)	(36,147)	(24,158)
Cash flow hedge accounting realized (3)	14	211,506	(1,144,335)	(1,478,589)
Actuarial pension plan		(44,529)	(59,411)	(59,693)
Reversal of impairment fair value Transnordestina				387,989
Other expenses		(383,308)	(496,045)	(679,836)
Total other operating expenses		(1,588,606)	(3,087,176)	(2,907,855)
Other operating income (expenses), net		(1,565,494)	(2,637,160)	(2,654,622)

(1)	It refers substantially to losses incurred in the production process at Presidente Vargas Plant ("UPV") and losses in inventories
(2)	Operational idleness due to interventions in the sintering process that impacted crude steel production
(3)	The realization of Cash Flow Hedge of R$ (241,400) and Platts Hedge in the amount of R$ 452,906, which results in a total of R$ 211,506.

28.	FINANCIAL INCOME/(EXPENSE)

		Consolidated
	Ref.	12/31/2024	12/31/2023	12/31/2022
Financial income
Related parties	22.a	245,336	225,149	184,480
Income from financial investments		952,779	826,028	763,259
Updated shares – Fair value through profit or loss	14.d		308,309
Dividends received		2,512	52,516	113,697
Interest and fines		77,480	82,634	14,682
Other income		119,956	161,111	43,826
		1,398,063	1,655,747	1,119,944
Financial expenses
Borrowings and financing - foreign currency	13	(2,334,763)	(1,567,508)	(1,238,372)
Borrowings and financing - local currency	13	(1,895,650)	(2,096,805)	(1,356,639)
Capitalized interest	10	206,764	182,799	135,242
Updated shares – Fair value through profit or loss	14.d	(632,612)		(1,198,164)
Related parties	22.a	(6,602)	(8,249)	(10,297)
Lease liabilities	15	(94,034)	(76,514)	(68,533)
Interest and fines		(119,765)	(146,222)	(95,667)
Interest on forfaiting operations		(363,538)	(465,574)	(444,062)
(-) Adjusted present value of trade payables		(354,027)	(353,774)	(419,517)
Commission, bank fees and guarantee		(373,859)	(199,505)	(165,397)
PIS/COFINS over financial income		(122,263)	(87,144)	(118,311)
Other financial expenses		(873,918)	(533,581)	(390,598)
		(6,964,267)	(5,352,077)	(5,370,315)
Others financial items, net
Foreign exchange and monetary variation, net		502,935	(524,302)	783,902
Gains and (losses) on derivatives (*)		(750,102)	69,250	(48,556)
		(247,167)	(455,052)	735,346
		(7,211,434)	(5,807,129)	(4,634,969)

Financial income (expenses), net		(5,813,371)	(4,151,382)	(3,515,025)

(*) Statement of gains and (losses) on derivative transactions (note 14.c)
Dollar to Real - NDF				176,991
Exchange rate swap Real x Dollar		188,364	(96,602)	(11,467)
Exchange rate swap Dollar x Euro			9,567
Interest rate swap CDI x IPCA		(791,937)	112,694	(257,897)
Exchange rate swap CDI x Dollar		(146,529)	43,591	43,817
		(750,102)	69,250	(48,556)

Accounting Policy

Financial income includes interest income on short-term investments and changes in the fair value of financial assets measured at fair value through profit or loss. Interest income is recognized in profit or loss using the effective interest method.

Financial expenses include interest expenses on loans and losses at the fair value of financial instruments measured at fair value through profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured in profit or loss using the effective interest method. Foreign exchange gains and losses are reported on a net basis.

29.	SEGMENT INFORMATION

According to the Group's structure, the businesses are distributed and managed in five operating segments as follows:

•	Steel operations

The Steel segment consolidates all operations related to the production, distribution and marketing of flat steel, long steel, metal packaging and galvanized steel, with operations in Brazil, United States, Portugal and Germany. The segment serves the civil construction, steel packaging markets for the country's chemical and food industries, white goods (household appliances), automotive and OEM (engines and compressors). The Company's steel units produce hot-rolled, cold-rolled, galvanized, and pre-painted steel with great durability. It also produces tinplate, a raw material used in the production of packaging.

Abroad, Lusosider, in Portugal, produces cold rolled and galvanized steels. CSN LLC, in the United States, serves the local market through the import and marketing of steel products. Stahlwerk Thüringen (SWT), located in Germany, produces long steel and is specialized in the production of profiles used in civil construction.

In January 2014, CSN started its long steel operation in Brazil, which consolidates the company's position as a source of complete solutions for civil construction, complementing its portfolio of high value-added products in the steel chain.

•	Mining

Covers the mining and marketing activities of iron ore and tin.

Iron ore high quality operations are located in the Iron Quadrangle, in Minas Gerais, which, besides producing, also market iron ore purchased from third parties.

At the end of 2015, CSN and the Asian Consortium formalized a shareholders' agreement to combine assets related to iron ore operations and related logistics, forming a new company that concentrated the Group's main mining activities starting in December 2015. Based in this context, the new company, currently called CSN Mineração S.A., came to hold the lease of TECAR, as well as the Casa de Pedra mine and all Namisa shares, which was incorporated on December 31, 2015. CSN still holds 100% of Minérios Nacional which includes the mines of Fernandinho (operational), Cayman and Pedras Pretas (mineral resources), all located in Minas Gerais.

In addition, CSN controls Estanho de Rondônia S.A., a company with tin mining and smelting units in the state of Rondônia.

On October 7, 2022, CSN Mineração and CSN Energia completed the acquisition of the Quebra-Queixo Hydroelectric Plant, which has an installed capacity of 120 MW and is located in the city of Ipuaçu, SC. This acquisition makes CSN Mineração self-sufficient in electricity, strengthening its industrial competitiveness through greater cost predictability and 100% renewable energy generation.

•	Logistics

i) Railway

CSN has a stake in three railway companies: MRS Logística S.A., which manages the former RFFSA Southeast Network, Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A., which hold the concession for the former RFFSA Northeast Network in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, and Alagoas.

a) MRS

The railway transportation services provided by MRS are fundamental in supplying raw materials and in the outflow of the Company's final products. The totality of iron ore, coal and coke consumed by the President Plant

Vargas is transported by MRS, as well as part of the steel produced by CSN for the domestic market and for export.

The southeastern Brazilian railway system, spanning 1,674 km of railway network, serves the industrial triangle of São Paulo - Rio de Janeiro - Minas Gerais in the Southeast region, connecting mines in Minas Gerais to ports in São Paulo and Rio de Janeiro, and to steel mills of CSN (Presidente Vargas Plant), Usiminas, COSIPA, and Gerdau Açominas. Besides serving other customers, the line transports iron ore from the Company's Casa de Pedra mine in Minas Gerais, and coke and coal from Itaguaí Port in Rio de Janeiro, to Volta Redonda/RJ and products destined for export to the Ports of Itaguaí and Rio de Janeiro.

b) TLSA e FTL

TLSA and FTL hold the concession of the former RFFSA Northeast network. The northeastern railway system covers 4,238 km of railway network divided into two sections: i) Network I, which includes the sections of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau - and Propriá - Jorge Lins and ii) Network II, which includes the sections of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins and Missão Velha - Porto de Pecém.

It also connects to the main ports in the region, thus offering an important competitive advantage through opportunities for combined transport solutions and tailor-made logistics projects.

ii. Port

The Company operates the Solid Bulk Port Terminal ("TECAR"), leased by CSN Mineração S.A. in the mining segment, and the Container Port Terminal ("TECON"), leased by Sepetiba TECON S.A., in the logistics segment. Both port terminals are located at the Organized Port of Itaguaí in the State of Rio de Janeiro, which was built after the port modernization law (Law 8.630/1993) that allowed the transfer of port activities to the private sector. The Organized Port of Itaguaí has complete infrastructure to meet all the needs of exporters, importers, and shipowners. Its installed capacity exceeds that of most Brazilian terminals. It has berths and large storage area, as well as the most modern and appropriate equipment, systems, and intermodal connections.

Still, the Company's port logistics segment includes the project of a private use terminal in the Industrial and Port Complex of Pecém, in the State of Ceará ("TUP"). The TUP project foresees the integration of the port with the railway under implementation by TLSA, so that its installation and operation will enable the flow of the products transported by this rail transport service.

•	Energy

CSN is one of the largest industrial consumers of electricity in Brazil. As energy is a fundamental input in its production process, the Company owns electric power generation assets, and with the acquisitions made in 2022, it achieved energy self-sufficiency, starting to operate in the sector as an electric power generation player through the commercialization of its surplus.

The year 2022 marked the growth of this segment through the acquisition of relevant renewable generation assets, tripling its generation capacity, as shown below:

On June 30, 2022, CSN Cimentos and CSN Energia completed the acquisition of PCH Sacre II, located in the municipality of Brasnorte – MT, with an installed capacity of 30 MW and of PCH Santa Ana, located in the municipality of Angelina – SC, with an installed capacity of 6.50 MW.

On October 7, 2022, CSN Mineração and CSN Energia completed the acquisition of the Quebra-Queixo Hydroelectric Power Plant, located in the city of Ipuaçu - SC, with installed capacity of 120 MW.

On October 21, 2022, Companhia Florestal do Brasil ("CFB") completed the acquisition of 66.23% of the shares of Companhia Estadual de Geração de Energia Elétrica – CEEE-G, with plants located in the state of Rio Grande do Sul, increasing the CSN group's installed capacity by 746 MW. On December 22, 2022, Companhia Florestal do Brasil ("CFB") completed the acquisition of Eletrobrás' 32.74% interest in Companhia Estadual de Geração de Energia Elétrica - CEEE-G. This acquisition increased CSN's installed generation capacity by 380 MW.

With the acquisitions, the CSN group now holds a portfolio of generation assets with an installed capacity of 2,010 MW, as follows:

1.	Itá Hydroelectric Power Plant, located in the state of Santa Catarina, in which CSN holds a 29.50% stake through the SPE ITASA, with installed capacity equivalent to its participation of 428 MW

2.	Igarapava Hydroelectric Power Plant, located in Minas Gerais, in which CSN holds 17.92% participation in the consortium, with installed capacity equivalent to its participation of 38 MW

3.	Thermoelectric Cogeneration Center CTE#1, CTE#2 and TRT – Top Recovery Turbine, operating at Presidente Vargas Plant with installed capacity of 10 MW, 235 MW and 22 MW respectively, using industrial gases recirculated from steel production as fuel

4.	Sacre II Small Hydroelectric Power Plant, located in the state of Mato Grosso, with installed capacity of 30 MW, of which CSN Cimentos holds full control of the asset through indirect control of the Brasil Central Energia SPE

5.	Santa Ana Small Hydroelectric Power Plant, located in the state of Santa Catarina, with installed capacity of 6.5 MW, of which CSN Cimentos holds full control of the asset through direct control of the Santa Ana Energética SPE

6.	Quebra Queixo Hydroelectric Power Plant, located in the state of Santa Catarina, with an installed capacity of 120 MW, of which CSN Mineração holds full control of the asset through direct control of the SPE of CEC – Companhia Energética Chapecó

7.	Cachoeira dos Macacos Small Hydroelectric Power Plant, located in the state of Minas Gerais, with installed capacity of 3.4 MW, of which CSN Cimentos holds full control of the asset, through the acquisition of LafargeHolcim

8.	Companhia Estadual de Geração de Energia Elétrica – CEEE-G, located in Rio Grande do Sul state, with a platform of 13 own Hydroelectric Plants, wind and solar assets, plus minority participation in other ventures, reflecting an installed capacity of 1,119 MW.

•	Cement

The Cement segment, which operates through CSN Cimentos Brasil, consolidates the production, commercialization, and distribution operations of cement, aggregates, and concrete. In the factories located in the Southeast, the slag used is the same produced by the blast furnaces of the Presidente Vargas Plant itself, in Volta Redonda/RJ.

The Company grew in this segment through the acquisition of Elizabeth Cimentos S.A. on August 31, 2021, and LafargeHolcim (Brazil) S.A. on September 6, 2022. With these acquisitions, the cement production capacity was increased by 12.3 million tons per year and the product portfolio came to include, in addition to Cement, also Aggregates and Concrete. With all combined operations, CSN's Cement segment is currently the second largest in Brazil, from the perspective of effective productive capacity, totaling 17 million tons.

The cement plants are located in the states of Minas Gerais (Arcos, Pedro Leopoldo, Barroso, and Montes Claros), Rio de Janeiro (Volta Redonda, Cantagalo, and Rio de Janeiro), Paraíba (Alhandra and Caaporã), Espírito Santo (Vitória), Bahia (Candeias), Goiás (Cocalzinho de Goiás), and São Paulo (Sorocaba). The production process occurs basically through grinding the main raw materials which include clinker, limestone, gypsum, and slag.

The sites are divided into two modalities: integrated factories and milling. The integrated factories have limestone mine and furnace for clinker production, they are Arcos, Barroso, Pedro Leopoldo, Montes Claros, Alhandra, Caaporã and Cantagalo. The grinding mills do not produce their own clinker, they are supplied with their own clinker (transfer between plants) and/or third-party sources, which are: Volta Redonda, Rio de Janeiro, Vitória, Candeias, Cocalzinho and Sorocaba.

The company currently serves the cement market with a broad product portfolio suitable for both the technical segment and the distribution market, according to ABNT NBR 16697. The cement is marketed in both bagged and bulk form.

In addition to the above operations, CSN Cimentos Brasil also holds two electric power generation assets acquired on June 30, 2022: the Santa Ana Small Hydroelectric Power Plant (PCH), located in the municipality of Angelina – SC, with an installed capacity of 6.50 MW, and the Sacre II Small Hydroelectric Power Plant (PCH), located in the municipality of Brasnorte – MT, with an installed capacity of 30 MW.

On August 31, 2023, an Extraordinary General Meeting approved the merger of CSN Cimentos by CSN Cimentos Brasil, with the consequent transfer of the entire patrimony, assets (movable and immovable), rights, and obligations, according to the terms of the "Incorporation Protocol and Justification of CSN Cimentos S.A. by CSN Cimentos Brasil S.A.". Thus, CSN Cimentos was extinguished, all its shares were cancelled, and, in replacement, its shareholders received shares of CSN Cimentos Brasil. All activities carried out by CSN Cimentos are now carried out by CSN Cimentos Brasil. On June 30, 2023, the Appraisal Report of CSN Cimentos' equity was prepared, serving as the basis for defining a capital increase in CSN Cimentos Brasil in the amount of R$ 2,383,276.

•	Sales by geographic area

Sales by geographic area are determined based on customers' location. National sales on a consolidated basis are represented by revenues from customers located in Brazil and export sales represent revenues from customers located abroad.

Result by segment

For the purposes of preparing and presenting information by business segment, Management decided to maintain the proportional consolidation of the jointly controlled companies, as historically presented. For the purpose of consolidating the income statement, the values of these companies are eliminated in the column "Corporate expenses/elimination".

									12/31/2024
P&L	Ref.	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads
Net revenues		23,178,678	13,092,645	352,508	2,892,041	521,465	4,766,343	(1,116,220)	43,687,460
In Brazil		16,901,495	1,510,550	352,508	2,892,041	521,465	4,766,343	(4,604,004)	22,340,398
Abroad		6,277,183	11,582,095					3,487,784	21,347,062
Cost of sales and services	26	(21,759,435)	(8,202,297)	(262,061)	(1,674,401)	(419,138)	(3,384,409)	3,711,045	(31,990,696)
Gross profit		1,419,243	4,890,348	90,447	1,217,640	102,327	1,381,934	2,594,825	11,696,764
General and administrative expenses	26	(1,289,952)	(267,173)	(11,336)	(266,128)	(48,674)	(815,797)	(3,610,236)	(6,309,296)
Other operating income/(expenses), net	27	(864,103)	(10,803)	(13,266)	270,024	(61,065)	(94,899)	(791,382)	(1,565,494)
Equity in results of affiliated companies	9							448,048	448,048
Operating result before Financial Income and Taxes		(734,812)	4,612,372	65,845	1,221,536	(7,412)	471,238	(1,358,745)	4,270,022

Sales by geographic area
Asia			10,698,348					3,487,784	14,186,132
North America		1,750,998							1,750,998
Latin America		70,752							70,752
Europe		4,455,433	825,935						5,281,368
Others			57,812						57,812
Foreign market		6,277,183	11,582,095					3,487,784	21,347,062
Domestic market		16,901,495	1,510,550	352,508	2,892,041	521,465	4,766,343	(4,604,004)	22,340,398
Total		23,178,678	13,092,645	352,508	2,892,041	521,465	4,766,343	(1,116,220)	43,687,460

FS-79

									12/31/2023
P&L	Ref.	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads
Net revenues		22,717,486	17,135,648	265,949	2,644,949	545,735	4,510,553	(2,382,370)	45,437,950
In Brazil		16,516,265	1,804,173	265,949	2,644,949	545,735	4,510,553	(4,209,084)	22,078,540
Abroad		6,201,221	15,331,475					1,826,714	23,359,410
Cost of sales and services	26	(21,008,013)	(9,931,881)	(248,938)	(1,492,728)	(441,281)	(3,644,362)	3,292,014	(33,475,189)
Gross profit		1,709,473	7,203,767	17,011	1,152,221	104,454	866,191	909,644	11,962,761
General and administrative expenses	26	(1,218,767)	(421,218)	(10,558)	(218,878)	(57,854)	(557,585)	(2,005,123)	(4,489,983)
Other operating income/(expenses), net	27	(1,065,188)	(974,590)	(675)	10,390	188,866	(253,931)	(542,032)	(2,637,160)
Equity in results of affiliated companies	9							351,131	351,131
Operating result before Financial Income and Taxes		(574,482)	5,807,959	5,778	943,733	235,466	54,675	(1,286,380)	5,186,749

Sales by geographic area
Asia			14,714,924					1,826,714	16,541,638
North America		1,671,773							1,671,773
Latin America		132,219							132,219
Europe		4,397,229	616,551						5,013,780
Foreign market		6,201,221	15,331,475					1,826,714	23,359,410
Domestic market		16,516,265	1,804,173	265,949	2,644,949	545,735	4,510,553	(4,209,084)	22,078,540
Total		22,717,486	17,135,648	265,949	2,644,949	545,735	4,510,553	(2,382,370)	45,437,950

									12/31/2022
P&L	Ref.	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads
Net revenues		29,341,011	12,525,131	307,999	2,311,754	293,035	2,819,551	(3,236,361)	44,362,120
In Brazil		20,588,235	1,700,051	307,999	2,311,754	293,035	2,819,551	(4,063,084)	23,957,541
Abroad		8,752,776	10,825,080					826,723	20,404,579
Cost of sales and services	26	(23,256,319)	(7,105,424)	(220,491)	(1,507,028)	(287,340)	(1,974,415)	3,297,001	(31,054,016)
Gross profit		6,084,692	5,419,707	87,508	804,726	5,695	845,136	60,640	13,308,104
General and administrative expenses	26	(1,314,352)	(352,152)	(32,976)	(153,294)	(43,786)	(386,230)	(967,147)	(3,249,937)
Other operating income/(expenses), net	27	(777,976)	(449,871)	(14,353)	33,927	39,376	(105,018)	(1,380,707)	(2,654,622)
Equity in results of affiliated companies	9							237,917	237,917
Operating result before Financial Income and Taxes		3,992,364	4,617,684	40,179	685,359	1,285	353,888	(2,049,297)	7,641,462

Sales by geographic area
Asia			9,514,509					826,723	10,341,232
North America		2,018,046							2,018,046
Latin America		382,128							382,128
Europe		6,351,536	1,310,571						7,662,107
Others		1,066							1,066
Foreign market		8,752,776	10,825,080					826,723	20,404,579
Domestic market		20,588,235	1,700,051	307,999	2,311,754	293,035	2,819,551	(4,063,084)	23,957,541
Total		29,341,011	12,525,131	307,999	2,311,754	293,035	2,819,551	(3,236,361)	44,362,120

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

The pension plans granted cover substantially all employees. The plans are administered by the Caixa Beneficente dos Empregados da CSN ("CBS"), a private and non-profit pension fund, established in July 1960.

Until December 1995, CBS Previdência managed two defined benefit plans based on years of service, salary, and social security benefits. On December 27, 1995, the then Social Security Complementary Secretariat ("SPC") approved the implementation of a new benefit plan, effective from that date, called Mixed Supplementary Benefit Plan ("Mixed Plan"), structured as a variable contribution plan, which has been closed to new enrollments since September 2013. From that date, all new employees must adhere to the CBSPrev Plan, structured in the defined contribution modality, also created in September 2013.

The guarantor resources of CBS are invested mainly in repurchase agreements (backed by federal government securities), federal government securities indexed to inflation, stocks, loans and real estate. As of December 31, 2024, CBS held 6,772,052 common shares of CSN (3,486,252 as of December 31, 2023). The total guaranteed resources of the entity totaled R$ 6.5 billion as of December 31, 2024 (R$ 6.4 billion as of December 31, 2023). CBS fund managers seek to combine plan assets with long-term benefit obligations to be paid. The pension funds in Brazil are subject to certain restrictions related to their ability to invest in foreign assets and, consequently, the funds mainly invest in securities in Brazil.

These are considered Guarantor Resources, the available assets and investments of the Benefit Plans, not including the values of contracted debts with sponsors.

For defined benefit plans, called "35% of Salary Average" and "Salary Average Supplementation Plan", the Company maintains a financial guarantee with CBS Previdência, the entity that administers the mentioned plans, with the objective of maintaining financial and actuarial balance in case of any future actuarial loss or actuarial gain.

In accordance with current legislation specific to the pension fund market, for the last 4 fiscal years (2021, 2022, 2023, and 2024), there was no need for CSN to make payments, as the defined benefit plans showed actuarial gains in the fiscal year.

CSN Cimentos Brasil also sponsors the Mauá Prev. This is a variable contribution plan that was offered to employees until the company was acquired by the CSN Group. The following tables summarize the components of net periodic benefit cost recognized in the income statement for Mauá Prev, as well as the capitalization status and amounts that may be recognized in the balance sheet as of December 31, 2024 and 2023.

30.a)Description	of pension plans

35% of average salary plan

This plan, which began on February 1, 1966, is a defined benefit plan designed to provide life annuities (service, special, disability or retirement) equal to 35% of the adjusted average of the participant's last 12 salaries. The plan also guarantees the payment of sickness allowance to the participant licensed by the Official Pension Plan and also guarantees the payment of cash, death allowance and pecuniary allowance. This plan was deactivated on October 31, 1977, when the average wage supplementation plan came into force.

Average salary supplementation plan

This plan began on November 1, 1977 and is a defined benefit plan. Its objective is to complement the difference between the adjusted average of the participant's last 12 salaries and the Official Social Security benefit for retirement, also on a lifetime basis. As in the 35% plan, there is coverage of sick pay, death and pension benefits. This plan was deactivated on December 26, 1995, with the creation of the mixed supplementary benefit plan.

Mixed Supplemental Benefit Plan

Started on December 27, 1995, it is a variable contribution plan. In addition to the scheduled retirement benefit, risk benefits are provided (active pension, disability, and sick leave/accident aid). In this plan, the retirement benefit is calculated based on what was accumulated through monthly contributions from participants and sponsors, as well as each participant's choice for receiving the benefit, which can be lifelong (with or without continuity of death pension) or based on a percentage applied to the balance of the benefit-generating fund (indefinite term loss). After retirement is granted, the plan has the characteristic of a defined benefit plan, if the participant has chosen to receive their benefit in the form of a lifetime monthly income. This plan was deactivated on September 16, 2013, when the CBSPrev plan went into effect.

CBS Prev Plan

On September 16, 2013, the new CBSPrev pension plan began, which is a defined contribution plan. In this plan, the retirement benefit is determined based on what has been accumulated through monthly contributions from participants and sponsors. Each participant's option for receiving the benefit can be: (a) receive a portion upfront (up to 25%) and the remaining balance through monthly income as a percentage applied to the benefit-generating fund, not applicable to death pension benefits, (b) receive only through monthly income as a percentage applied to the benefit-generating fund.

With the creation of the CBSPrev plan, the Mixed Supplementary Benefit Plan was deactivated for the entry of new participants starting September 16, 2013.

Mauá Prev Plan

The Mauá Prev plan is offered by CSN Cimentos Brasil S.A. (previously named LafargeHolcim Brasil S.A.) acquired in 2022, and sponsors the Mauá Prev Retirement Plan to its employees. This is the plan that the company made available to all its employees in Brazil as of December 1, 2016. Until 2009, its predecessor, Lafarge Brasil S/A, sponsored two plans, a defined contribution plan and a defined benefit plan. On July 1, 2009, the plans were merged, resulting in only one variable contribution plan, safeguarding the acquired rights of those who had already completed the eligibility requirements of the defined benefit rules. Furthermore, the Company has registered in a collective agreement part of its plants commitments related to the bonus, due on the occasion of the dismissal of the retired employee by Social Security. The following tables present the commitments related to this bonus, as well as the capitalization status and the amounts that can be recognized in the balance sheet.

ACT Plan

CSN Cimentos Brasil (CIBR) has post-employment benefits linked to Collective Bargaining Agreements (ACT), which provides for the payment of multiple salaries, as well as compensation from the FGTS (Guarantee Fund for Length of Service) if the employee leaves the company due to retirement.

30.b)	Investment policy

The investment policy establishes principles and guidelines governing the investment of resources entrusted to the entity, aiming to promote the necessary security, liquidity, and profitability to ensure balance between plan assets and liabilities. This policy is based on the Asset Liability Management (ALM) study, which takes into account the benefits of participants and beneficiaries of each plan.

The investment plan is revised annually and approved by the Deliberative Council, considering a 5-year horizon, as established by CGPC resolution no. 7, of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 4.661/18, published by the National Monetary Council ("CMN").

30.c)	Benefits granted and to be granted

The actuarial calculations are updated at the end of each fiscal year by external actuaries and presented in the financial statements in accordance with IAS 19 - Employee Benefits.

				Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(47,708)	(39,530)	18,884	22,771
Post-employment healthcare benefits			454,162	481,118
	(47,708)	(39,530)	473,046	503,889

The reconciliation of assets and liabilities of employee benefits is presented below:

			Consolidated
	12/31/2024	12/31/2023	12/31/2022
Present value of defined benefit obligation	2,904,023	3,329,075	3,151,609
Fair value of plan assets	(3,683,575)	(3,713,099)	(3,584,244)
Deficit(Surplus)	(779,552)	(384,024)	(432,635)
Restriction to actuarial assets due to recovery limitation	750,728	367,265	373,524
Liabilities (Assets), net	(28,824)	(16,759)	(59,111)

The change in the present value of the defined benefit obligation is shown below:

			Consolidated
	12/31/2024	12/31/2023	12/31/2022
Present value of obligations at the beginning of the year	3,329,075	3,117,307	3,151,609
Consolidation of CSN Cimentos Brazil			78,066
Cost of service	1,509	1,152	1,629
Interest cost	298,872	347,297	324,955
Participant contributions made in the year	1,348	1,404	1,382
Benefits paid	(334,094)	(324,750)	(312,301)
Actuarial loss/(gain)	(392,687)	186,665	(128,033)
Present value of obligations at the end of the year	2,904,023	3,329,075	3,117,307

The change in the fair value of the plan’s assets is shown below:

			Consolidated
	12/31/2024	12/31/2023	12/31/2022
Fair value of plan assets at the beginning of the year	(3,713,099)	(3,572,869)	(3,584,244)
Consolidation of CSN Cimentos Brazil			(63,292)
Interest income	(335,322)	(401,054)	(369,488)
Benefits Paid	333,037	324,750	310,471
Participant contributions made in the year	(1,348)	(1,404)	(1,382)
Employer contributions made in the year	(165)	(184)	(144)
Return on plan assets (less interest income)	33,322	(62,338)	135,210
Fair value of plan assets at the end of the year	(3,683,575)	(3,713,099)	(3,572,869)

The composition of the amounts recognized in the income statement is shown below:

			Consolidated
	12/31/2024	12/31/2023	12/31/2022
Cost of current service	1,509	1,152	1,629
Interest cost	298,872	347,297	324,955
Expected return on plan assets	(335,322)	(401,054)	(369,488)
Interest on the asset ceiling effect	34,663	50,076	39,416
Total costs / (income), net	(278)	(2,529)	(3,488)

The (cost)/income is recognized in the income statement in other operating expenses.

The change in actuarial gains and losses is shown below:

			Consolidated
	12/31/2024	12/31/2023	12/31/2022
Actuarial losses and (gains)	(392,687)	186,665	(444,480)
Return on plan assets (less interest income)	33,322	(62,338)	138,489
Change in the asset’s limit (excluding interest income)	348,800	(109,355)	175,440
Total cost of actuarial losses and (gains)	(10,565)	14,972	(130,551)

The breakdown of actuarial gains and losses is shown below:

			Consolidated
	12/31/2024	12/31/2023	12/31/2022
Loss due to change in financial assumptions	(448,752)	194,988	(647,564)
Loss due to experience adjustments	60,215	(13,933)	203,084
Loss due to changes in assumptions	(4,150)	5,610
Return on plan assets (less interest income)	33,322	(62,338)	138,489
Change in the asset’s limit (excluding interest income)	348,800	(109,355)	175,440
Actuarial losses and (gains)	(10,565)	14,972	(130,551)

The main actuarial assumptions used were as follows:

	12/31/2024	12/31/2023
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Real discount rate	Millennium Plan: 7.12%	Millennium Plan: 5.36%
	Plan 35%: 7.46%	Plan 35%: 5.32%
	Supplementation: 7.43%	Supplementation: 5.33%
	Mauá Prev: 7.34%	Mauá Prev: 5.34%
Inflation rate	4.96%	3.90%
Nominal salary increase rate	1.00%	1.00%
Nominal benefit increase rate	4.96%	3.90%
Rate of return on investments	Millennium Plan: 7.12%	Millennium Plan: 5.36%
	Plan 35%: 7.46%	Plan 35%: 5.32%
	Supplementation : 7.43%	Supplementation : 5.33%
	Mauá Prev: 7.34%	Mauá Prev: 5.34%
General mortality table	Millennium Plan: AT-2012 segregated by gender	Millennium Plan: AT-2012 segregated by gender
	Plans 35% : AT-2000 Male, aggravated by 15%	Plans 35% : AT-2000 Male, aggravated by 15%
	Supplementation: AT-2000 segregated by gender, aggravated by 10%	Supplementation: AT-2000 segregated by gender, aggravated by 10%
	Mauá Prev: AT-2000 segregated by gender	Mauá Prev: AT-2000 segregated by gender
	Millennium Plan: Easy light	Millennium Plan: AT-2012 segregated by gender
Disability table	Mauá Prev and ACT: ALVARO VINDAS (D50%)	Mauá Prev and ACT: IAPB57
	Other Plans: Not applicable	Other Plans: Not applicable
Disability mortality table	Millennium Plan: AT 71	Millennium Plan: AT 71
	Plans 35%: MI-2006 - 10% M&F	Plans 35%: MI-2006 - 10% M&F
	Supplementation: Winklevoss - 10%	Supplementation: Winklevoss - 10%
	Mauá Prev and ACT: IAPB-57	Mauá Prev E ACT: Álvaro Vindas smoothed by 50%
Turnover table	Millennium Plan 5% per year	Millennium Plan 5% per year
	Maua Prev: MercerService	Maua Prev: MercerService
	Other Plans: Not applicable	Other Plans: Not applicable
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household of active participants	For the Mauá Prev and ACT Plans, 90% of participants are expected to be married at retirement, while this figure is 95% for other Plans. Female spouses are assumed to be 4 years younger than male participants.	For the Mauá Prev and ACT Plans, 90% of participants are expected to be married at retirement, while this figure is 95% for other Plans. Female spouses are assumed to be 4 years younger than male participants.

The assumptions regarding the mortality table are based on published statistics and mortality tables. These tables translate into an average life expectancy in years for employees aged 65 and 40:

	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)		Plan ACT		Mauá Prev
Longevity at age of 65 for current participants	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Male	18.38	18.38	18.75	18.75	21.47	21.47	21.47	21.47	21.47	20.24
Female	18.38	18.38	21.41	21.41	23.34	23.34	23.34	23.34	23.34	20.24

Longevity at age of 40 for current participants
Male	40.15	40.15	40.60	40.60	44.07	44.07	44.07	44.07	44.07	42.74
Female	40.15	40.15	44.41	44.41	46.68	46.68	46.68	46.68	46.68	42.74

Allocation of plan assets:

		12/31/2024		12/31/2023		12/31/2022
Variable income	358,124	9.72%	190,455	5.13%	193,948	5.43%
Fixed income	2,916,385	79.17%	3,143,056	84.65%	3,106,206	86.94%
Real estate	225,421	6.12%	201,870	5.44%	207,223	5.80%
Others	183,645	4.99%	177,718	4.78%	65,492	1.83%
Total	3,683,575	100.00%	3,713,099	100.00%	3,572,869	100.00%

Assets invested in variable income are mainly invested in CSN shares.

Fixed income assets are mainly composed of bonds and National Treasury Notes (“NTN-B”).

Real estate refers to buildings valued by a specialized asset valuation company. There are no assets in use by CSN and its subsidiaries.

30.d)	Expected contributions for the following year and expense for the year

For the mixed supplementary benefit plan, the expense in 2024 was R$ 314 (R$ 305 on December 31, 2023).

In 2025 for the mixed supplementary benefit plan, expected contributions for the defined contribution portion are in the amount of R$ 4,842 and R$ 309 for the defined benefit portion (risk benefits).

30.e)	Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions, for the pension plans as of December 31, 2024 is shown below:

		12/31/2024
	Consolidated Effect of Plans
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	(12,231)	13,065
Effect on present value of obligations	(97,251)	103,859

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	160	(154)
Effect on present value of obligations	1,093	(1,048)

Assumption: Mortality table
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	1,763	(1,763)
Effect on present value of obligations	13,886	(13,886)

Assumption: Benefit adjustment
Sensitivity level	+1 year	- 1 year
Effect on current service cost and on interest on actuarial obligations	8,375	(8,505)
Effect on present value of obligations	66,060	(67,101)

Following are the expected benefits for future years for defined benefit plans:

Forecast payments	2024	2023
Year 1	349,582	339,223
Year 2	325,518	316,898
Year 3	316,201	309,058
Year 4	306,861	299,948
Year 5	296,668	291,230
Next 5 years	1,323,196	1,307,118
Total forecast payments	2,918,026	2,863,475

30.f)	Post-Employment Health Plan

It refers to the health plan created on December 1, 1996, exclusively to cover former retired employees, pensioners, amnesties, ex-combatants, widows of labor accident victims and retirees until March 20, 1997 and their respective legal dependents. Since then, the health plan has not allowed the inclusion of new beneficiaries. The Plan is sponsored by CSN.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2024	12/31/2023	12/31/2022
Present value of obligations	454,161	481,118	537,290
Liabilities	454,161	481,118	537,290

The reconciliation of health benefit liabilities is as follows:

	12/31/2024	12/31/2023	12/31/2022
Actuarial liability at the beginning of the year	481,118	537,290	584,288
Expenses recognized in income for the year	42,749	58,737	57,926
Sponsor’s contributions transferred in prior year	(51,884)	(51,788)	(62,213)
Recognition of actuarial loss/(gain)	(17,822)	(63,121)	(42,711)
Actuarial liability at the end of the year	454,161	481,118	537,290

The actuarial gains and losses recognized in equity are as follows:

	12/31/2024	12/31/2023	12/31/2022
Actuarial gain (loss) on obligation	(17,822)	(63,121)	(42,711)
Gain/(loss) recognized in shareholders' equity	(17,822)	(63,121)	(42,711)

The following is the weighted average life expectancy based on the mortality table used to determine actuarial obligations:

	12/31/2024	12/31/2023	12/31/2022
Longevity at age of 65 for current participants
Male	20.24	20.24	20.24
Female	20.24	20.24	20.24

Longevity at age of 40 for current participants
Male	42.74	42.74	42.74
Female	42.74	42.74	42.74

Below is the weighted average life expectancy based on the mortality table used to determined actuarial obligations:

	12/31/2024	12/31/2023	12/31/2022
Biometric and Demographic
General mortality table	AT 2000 separated by gender 20%	AT 2000 segregated by gender 20%	AT 2000 segregated by gender 20%
Financial
Actuarial nominal discount rate	13.01%	5.33%	6.10%
Inflation	4.96%	3.90%	5.31%
Real increase in medical costs based on age (Aging Factor)	0.5% - 3.00% real a.a.	0.5% - 3.00% real a.a.	0,5% - 3,00% real a.a.
Nominal increase medical costs growth rate	4.10%	4.10%	4.10%
Average medical cost (Claim cost)	1,320.89	1,204.48	1,084.14

30.g)	Sensitivity analysis

The quantitative sensitivity analysis for significant assumptions for the post-employment health plans as of December 31, 2024, is as follows:

		12/31/2024
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	(1,653,603)	1,759,748
Effect on present value of obligations	(12,709,824)	13,525,671

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	4,032,880	(3,612,889)
Effect on present value of obligations	30,997,282	(27,769,167)

	Assumption: Benefit adjustment
Sensitivity level	+1 year	- 1 year
Effect on current service cost and on interest on actuarial obligations	(3,191,999)	3,354,304
Effect on present value of obligations	(24,534,152)	25,781,654

Following are the expected benefits for future years of the post-employment health plans:

Forecast benefit payments	12/31/2024	12/31/2023
Year 1	66,468	57,627
Year 2	62,452	54,710
Year 3	58,572	51,820
Year 4	54,760	48,925
Year 5	51,020	46,015
Next 5 years	202,310	187,093
Total forecast payments	495,582	446,190

Accounting Policy

Long-term employee benefits

A defined contribution plan is a post-employment benefit plan in which the Company pays contributions to CBS. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the income statement during the periods in which services are provided by employees. In this modality, the Company will have no legal or constructive obligation to pay additional amounts, as the risks fall on the employees.

For the defined benefit plan, the obligations are valued annually by independent actuaries using the unit credit method, with assumptions including biometric, demographic, financial and economic hypotheses. The discount rate is applied to set the present value of benefit obligations defined, the fair value of the assets is also determined. The amount recognized in the Company's balance sheet is the net of obligations after the discount rate less the fair value of assets.

When the calculation results in a benefit for the Company, the asset to be recognized is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of future plan refunds or reduction in future plan contributions. Actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income. In the event of termination of the plan, the accumulated actuarial gains and losses are recorded in the income statement.

Short-term employee benefits

Payments of benefits such as salary or vacation, as well as the respective labor charges levied on these benefits are recognized monthly in the income statement, respecting the accrual basis.

Employee profit sharing and executive variable compensation are linked to the achievement of operational and financial targets. The Company recognizes a liability and an expense substantially when these targets are achieved, allocating them to the production cost or operational expenses.

31.	COMMITMENTS

31.a)	Take-or-pay contracts

As of December 31, 2024 and 2023, the Company was a party to take-or-pay contracts as shown in the following table:

	Payments in the period
Type of service	2023	2024	2025	2026	After 2026	Total

Transportation of iron ore, coal, coke, steel products, cement and mining products.	2,068,319	2,196,306	1,980,843	1,571,822	2,075,188	9,892,478
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets.	583,152	567,043	558,396	456,737	842,653	3,007,981
Processing of slag generated during pig iron and steel production.	22,981	21,259	1,768			46,008
Oil Storage and Handling	2,754	3,576	2,716	2,607	7,822	19,475
Labor and consultancy services	31,391	26,257	30,962	30,962	123,846	243,418
	2,708,597	2,814,441	2,574,685	2,062,128	3,049,509	13,209,360

31.b) Projects and other commitments

The Transnordestina Project, which corresponds to Network II of the Northeast Railway Network, includes 1,753 km of state-of-the-art, large-caliber railway network. The project has an evolution of 64.13% and was expected to be completed in 2017.

On December 23, 2022, following extensive negotiations involving ANTT, TCU, and the Ministry of Infrastructure, the first amendment to the concession contract was signed, redefining the scope and completion deadlines for TLSA's railway sections. Notably, it provided for the return of the SPS section, resulting in a project with the current 1,206 km of railway network and a completion deadline of August 2029. With this act, it also ended the discussion of the administrative procedure for recommendation of forfeiture, which was being processed by the National Land Transportation Agency ("ANTT").

The Company expects that the investments will allow TLSA, the concession holder of the Transnordestina Project, to transport various products, such as soybeans, corn, iron ore, limestone, cotton, sugarcane, fertilizers, oil and fuels. The concession period ends in 2057, and may be terminated before that period if the concession holder reaches the minimum return agreed with the Government. TLSA obtained the required environmental authorizations for the sections under construction, and implementation is advancing. Currently in Ceará, infrastructure works are ongoing in lots 04 to 07 and mobilization is in progress for lot 11, all related to the section connecting Missão Velha to Pecém Port (MVP). In parallel, maintenance services are being performed on tracks 1 and 2 of the railway project, specifically – from lot 03 (14km) to lot 07 of the Eliseu Martins (PI)/Trindade (PE) section, Salgueiro (PE)/Trindade (PE section, Salgueiro (PE)/Missão Velha (CE) section, and MVP lots 01 to 03 of the Missão Velha (CE)/Pecém (CE) section.

It is scheduled to occur still in 2025, the start of the commissioned Operation that will take place between the Municipalities of Bela Vista do Piauí (PI) and Iguatu (CE).

• FTL – Ferrovia Transnordestina Logística S.A. (Operational network)

Regarding Malha I, operated by FTL – Ferrovia Transnordestina Logística S.A. ("FTL"), the Company filed a request in July 2022 for Early Extension of the concession contract for an additional 30 years, based on meeting legal requirements and performance targets established by ANTT regarding production volume and safety. Thus, despite an ANTT administrative procedure in 2013 that resulted in a recommendation for the concession contract to lapse, a decision was issued on December 13, 2022, by the Court of Accounts (TCU), Judgment No. 2769/2022, which determined that ANTT and the Ministry of Infrastructure (at the time), within their respective jurisdictions, should adopt measures toward a definitive solution for the concession contract of the network granted to FTL. In September 2023, based on the final report of the working group, the Ministry of Transportation issued OFFICIAL LETTER No. 448/2023/SE to ANTT informing the closure of the recommendation for termination issued in ANTT Deliberation No. 947/2019, of October 22, 2019. Therefore, given the positive negotiation environment for the concession contract and FTL's growth, with record production and EBITDA achievements, the company considers the Early Extension of the concession contract imminent to definitively resolve the mentioned contractual pending issues.

32.	INSURANCE

In order to adequately mitigate risks and in view of the nature of its operations, the Company contracts several types of insurance policy. The policies are contracted in line with the Risk Management policy and are similar to insurance contracted by other companies in the same industry as CSN and its subsidiaries. The coverages of these policies include National Transport, International Transport, Life and Personal Accident Insurance, Health, Vehicle Fleet, D&O (Directors and Officers Liability Insurance), General Liability, Engineering Risks, Export Credit, Guarantee Insurance, and Port Operator Liability.

The Company's insurance is contracted together with the insurance of its subsidiaries, however, there is no joint and several liability between the Company and companies of its economic group with CSN Mineração.

In 2024, after negotiation with insurers and reinsurers in Brazil and abroad, it was renewed from October 1, 2024 to September 30, 2025. Under the terms of said policy, the Maximum Indemnity Limit is US$ 450 million for locations with the Company's activities, combined for Property Damage and Business Interruption. Under the policy, the Company assumes a deductible of US$ 235 million for material damages and 45 days for loss of profits. The maximum indemnity limit of the policy is shared with other insured establishments.

The risk assumptions adopted, given their nature, are not part of the scope of the audit of the financial statements, consequently they have not been examined by our independent auditors.

33.	ADDITIONAL CASH FLOW INFORMATION

The following table provides additional information about transactions related to the statement of cash flows:

				Consolidated
	Ref.	12/31/2024	12/31/2023	12/31/2022
Income tax and social contribution paid		1,319,426	1,407,469	3,100,349
Addition to PP&E with interest capitalization	10 and 28	206,764	182,799	135,242
Remeasurement and addition – Right of use	10.(i)	299,650	197,525	125,946
Addition to PP&E without adding cash		32,128	114,877	60,329
Capitalization in associate without cash effect		118,000	11,037	367,000
		1,975,968	1,913,707	3,788,866

34.	SUBSEQUENT EVENTS

Maintenance stops of Blast Furnace #2 at the Presidente Vargas Plant, in Volta Redonda

On January 19, 2025, the Company conducted a scheduled maintenance stop for Blast Furnace #2 at Presidente Vargas Plant in Volta Redonda, aiming to reform and extend the asset's useful life by 8 years, without the need for additional costs or investments beyond the official projections previously anticipated by the Company. The mini-reform is part of its maintenance program and was properly planned in order not to generate impact on the results of the steel segment and its customers.

2nd Issue of debentures

On January 23, 2025, COMPANHIA ESTADUAL DE GERAÇÃO DE ENERGIA ELÉTRICA – CEEE-G, an indirect subsidiary of CSN, approved its 2nd simple Debenture issuance, non-convertible into shares, of the unsecured type, with additional surety guarantee, in a single series, with a total value of R$ 1,200,000, with a unit nominal value of R$ 1 at the issuance date.

The 2nd Issuance is the subject of a public offering, under the automatic registration procedure, pursuant to Law No. 6.385 of December 7, 1976, and other applicable legal and regulatory provisions, under the firm placement guarantee regime, and is intended for professional investors.

For all legal purposes and effects, the issue date of the debentures is December 15, 2024. The debentures, in accordance with the provisions in the Issuance Deed, will have a maturity period of 82 (eighty-two) days, counted from the Issuance Date, therefore maturing on March 7, 2025. The general conditions of the 2nd Issue are indicated in the minutes of the Company's Board of Directors' Meeting, which is available on the Company's investor relations page and on the CVM's website.

3rd Issue of debentures

On January 23, 2025, the same indirect subsidiary, CEEE-G, approved its 3rd issuance of simple debentures, not convertible into shares, of the type with real guarantee, in up to two series, in the total amount of R$ 1,200,000, with unit nominal value of R$ 1, on the issue date.

The 3rd Issuance is the subject of a public offering, under the automatic registration procedure, pursuant to Law No. 6.385 of December 7, 1976, and other applicable legal and regulatory provisions, under the firm placement guarantee regime, and is intended for the general investor public. The debentures will meet the requirements of article 2 of Law No. 12.431, of June 24, 2011, so that their holders may be entitled to tax benefits in accordance with the law.

The First Series debentures will have a maturity of 6,208 days from the date of issue and mature on December 14, 2041, and the Second Series debentures will have a maturity of 6,209 days from the date of issue, maturing on December 15, 2041. The general conditions of the 3rd Issue are indicated in the minutes of the Company's Board of Directors' Meeting, which is available on the Company's investor relations page and on the CVM's website.

Payment event for 1st Issue debentures

CEEE-G held on February 4, 2025, the Debenture Payment Event related to the 1st Issue. The debt settlement was made with a combination of the Issuer's own resources from its activities and/or other financing contracted through financial and/or capital markets (local), among others.

Execution of NCE, PPE and ACC contracts in the amount of US$ 275,000

In January and February 2025, the Company and its direct subsidiary, CSN Mineração, signed NCE (Export Credit Notes), PPE (Export Pre-Payments), and ACC (Foreign Exchange Contract Advances) contracts with financial institutions Credit Agricole, HSBC, and JP Morgan, totaling US$ 275,000, which represents approximately R$ 1,603,000. These contracts constitute usual operations of the Company and its subsidiary and were negotiated under normal market conditions.

Execution of "Obligation Assumption Agreement", between CSN Parent Company and CSN Mineração

On January 20, 2025, the CSN Controlling Company entered into an Obligation Assumption Agreement with its subsidiary, CSN Mineração, which consists of the transfer of export margins by CMIN to CSN, enabling CSN to use them in amortizing Export Pre-Payment Contracts, Foreign Exchange Advance Contracts, or similar CSN contracts. The Obligation to Do Assumption Agreement provides for governance between the financial areas of CMIN and CSN to ensure that only excess ballast that would not be used by CMIN is assigned to CSN, also meeting CMIN's cash internalization needs.

The Contract of Assumption of Obligation to Do has an indefinite term. The estimated value for the year 2025 is USD 1,000,000. Also, the transaction is routine and related to the normal course of business of the Companies.

Acquisition of 90% of the shares issued by Gramperfil S.A. (“Gramperfil”)

On December 19, 2024, CSN Steel S.L.U. entered into a share purchase agreement with Gramperfil shareholders to acquire 90% (ninety percent) of Gramperfil's share capital. Gramperfil is a company headquartered in Pombal, Portugal, whose main activity is the production, marketing and transformation of metal profiles and accessories, import and export of profiles for metal and civil construction.

On February 12, 2025, the Portuguese competition authority approved the completion of the operation. The closing of this transaction still depends on the fulfillment of other conditions provided for in the share purchase agreement. The shares issued by Gramperfil that were not the object of the transaction are held in treasury.

1st Issue of Commercial Note

COMPANHIA ESTADUAL DE GERAÇÃO DE ENERGIA ELÉTRICA – CEEE-G, an indirect subsidiary of CSN, signed, on January 31, 2025, the Written Commercial Note Issuance Term, as the ISSUER, with COMPANHIA SIDERÚRGICA NACIONAL – CSN, as the CREDITOR.

The Issuance constitutes the 1st (first) issuance of Written Commercial Notes of the ISSUER, in the total amount of R$ 500,000, in a single series, and will have a maturity period of 1 year from the Issue Date, maturing, therefore, on January 31, 2026. The Commercial Notes' term may be renewed, at the ISSUER's sole discretion, for successive 1-year periods until January 31, 2042, by executing an amendment to this Issuance Term, at least 90 days prior to each Maturity Date.

New rating for CSN by Moody's Global Ratings agency

On February 12, 2025, the Moody's Global Ratings agency classified CSN with a "Ba3" rating with stable perspective.

Acquisition of 70% (seventy percent) of the shares issued by Estrela Comércio e Participações S.A. ("Estrela")

On April 1st, the acquisiton of 70% (seventy percent) of the shares issued by Estrela Comércio e Participações S.A. ("Estrela") has been consummated by CSN, as per the terms of the share purchase agreement executed between CSN and the sellers. On teh same date, CSN has paid the first installment of the purchase price, amounting to R$ 300,000.

