Form 20-F
period 2025-12-31
NATIONAL STEEL CO
filed 2026-04-30
CIK 1049659

=As filed with the Securities and Exchange Commission on April 30, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________________

FORM 20-F

________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission File Number 001-14732

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025:

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

☐ Yes ☑  No

INTRODUCTION

Unless otherwise specified, all references in this annual report to:

•	“we,” “us,” “our” or “CSN” are to Companhia Siderúrgica Nacional and its consolidated subsidiaries;
•	“Brazil” are to the Federative Republic of Brazil;
•	“Brazilian government” are to the federal government of Brazil;
•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;
•	“U.S. dollars” or “US$” are to United States dollars;
•	“EUR” or “€” are to euro, the official currency of most countries in the European Union;
•	“km” are to kilometers, “m” are to meters, “mt” or “tons” are to metric tons, “mtpy” are to metric tons per year, “MW” are to megawatts, “MWh” are to megawatt hours and “MWavg” are to average megawatts;
•	“TEUs” are to twenty-foot equivalent units;
•	“dmt” are to dry metric ton;
•	“consolidated financial statements” are to our audited consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS Accounting Standards, as issued by the International Accounting Standards Board, or IASB, as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, together with the corresponding report of our independent registered public accounting firm; and
•	“ADSs” are to the American depositary shares and “ADRs” are to the American depositary receipts representing our common shares.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 included elsewhere in this annual report have been presented in thousands of reais and prepared in accordance with IFRS Accounting Standards as issued by the IASB. See note 2.a. to our audited consolidated financial statements included elsewhere in this annual report.

We have translated some of the Brazilian real amounts contained in this annual report into U.S. dollars solely for the convenience of the reader at the rate of R$5.5024 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2025, as reported by the Central Bank of Brazil, or the Central Bank. As a result of fluctuations in the real/U.S. dollar exchange rate, the U.S. dollar selling rate as of December 31, 2025 may not be indicative of current or future exchange rates. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

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

The Brazilian government from time to time intervenes in the Brazilian economy and makes changes in policies and regulations. The Brazilian government’s actions have involved, in the past, among other measures, changes in interest rates, tax policies, price controls, monetary policies, restrictions on selected imports, and foreign exchange policies. We have no control over and cannot foresee the measures and policies that may be adopted in the future. We may be materially and adversely affected by changes in policies or regulations involving or affecting the following factors:

•	fluctuations in exchange rates and interest rates;
•	exchange controls;
•	inflation;
•	price volatility of raw materials and our final products;
•	lack of infrastructure in Brazil;
•	energy and water supply shortages and rationing programs;
•	liquidity of capital, financial and credit markets;
•	regulatory policies for the mining, steel, cement, logistics and energy industries;
•	environmental policies and regulations;
•	tariffs on certain goods imported to the United States;
•	tax policies and regulations, including frequent changes that may result in uncertainties regarding future taxation; and
•	other political, diplomatic, social and macroeconomic developments within and outside Brazil that affect the country.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued by Brazilian companies, including our common shares and the ADSs that represent them.

Additionally, according to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, Brazil’s gross domestic product, or GDP, grew by 2.9%, 3.4% and 2.3% in 2023, 2024 and 2025, respectively. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, demand for our products, and we have been, and will continue to be, affected by changes in the Brazilian GDP.

Political instability may adversely affect us.

The Brazilian economy has been and continues to be affected by political events in Brazil, which have also affected the confidence of investors and the public in general, adversely affecting the performance of the Brazilian economy and heightening volatility of securities issued by Brazilian companies, including the trading price of our common shares and the ADSs.

Brazilian markets have experienced heightened volatility due to uncertainties from investigations related to allegations of money laundering, corruption and misconduct by government officials and legal entities and individuals from the private sector carried out by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor. Uncertainties derived from these events have adversely affected the Brazilian economy and political environment. We have no control over and cannot predict developments in these investigations nor whether future investigations or allegations will result in further political and economic instability, which could adversely affect the trading price of securities issued by Brazilian companies, including ours.

Brazil is expected to hold general elections in 2026, including elections for president, members of congress and state-level offices. Electoral cycles in Brazil have been associated with heightened political debate and social polarization. Increased ideological polarization, marked by greater fragmentation of public discourse and reduced trust in institutions, may contribute to higher levels of political and social tension, potentially increasing volatility and sensitivity to socio-political shocks.

More broadly, the Brazilian government has the power to implement economic policies and adopt measures that may affect the operations and financial performance of companies operating in Brazil, including us. We cannot predict the policies that may be adopted or modified, or whether any such changes will adversely affect us or the Brazilian economy. Uncertainty regarding these political developments and potential policy shifts may have material adverse effects on the macroeconomic environment in Brazil, as well as on our operations and financial performance, and may heighten the volatility of the Brazilian securities market, including in relation to our common shares and the ADSs.

Exchange rate instability may adversely affect us and the market price of our common shares and the ADSs.

The Brazilian currency has, during the last decade, experienced frequent and substantial variations compared to the U.S. dollar and other foreign currencies. In 2023, the real appreciated against the U.S. dollar and the U.S. dollar selling rate was R$4.8413 per US$1.00 as of December 31, 2023, as reported by the Brazilian Central Bank. In 2024, the real depreciated against the U.S. dollar and the U.S. dollar selling rate was R$6.1923 per US$1.00 as of December 31, 2024, as reported by the Brazilian Central Bank. In 2025, the real appreciated against the U.S. dollar and the U.S. dollar selling rate was R$5.5024 per US$1.00 as of December 31, 2025, as reported by the Brazilian Central Bank.

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

In the event the real depreciates in relation to the U.S. dollar, the cost in reais of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke, will increase. On the other hand, if the real appreciates in relation to the U.S. dollar, it will cause real-denominated production costs to increase as a percentage of total production costs and cause our exports to be less competitive. As of December 31, 2025, export sales represented approximately 50.25% of our total sales. As of December 31, 2025, we had total U.S. dollar-denominated or U.S. dollar-linked indebtedness of R$33,897.5 million, which represented 63.25% of our total indebtedness as of such date.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to limit inflation have had significant negative effects on the Brazilian economy. Inflation as measured by the national broad consumer price index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, was 4.7%, 4.8% and 4.3% in 2023, 2024 and 2025, respectively. Inflation as measured by Brazil’s general market price index (Índice Geral de Preços do Mercado), or IGP-M, was 3.2% in 2023, 6.5% in 2024 and (1.1)% in 2025.

The base interest rate for the Brazilian banking system is the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia) rate, or SELIC rate. The SELIC rate was repeatedly increased from 2.00% in August 2020 to 13.75% in August 2023. As of December 31, 2023, 2024 and 2025, the SELIC rate was 11.75%, 12.25% and 15.00%, respectively. As of the date of this annual report, the SELIC rate is 14.50%.

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

The market value of securities of Brazilian issuers is affected to varying degrees by economic and market conditions in other countries, including developed countries, such as the United States and certain European countries, as well as emerging market countries.

Investors’ reactions to developments in other countries may adversely affect the market value of securities of Brazilian issuers, including our common shares and the ADSs. Any financial crisis or significant developments, such as increase in interest rates and tariffs in other countries, especially the United States, may decrease global liquidity and the interest of investors in securities of Brazilian issuers. In addition, crises in other emerging countries may have a similar effect. This could adversely affect the trading price of our common shares and/or the ADSs and could also make it more difficult for us to gain access to the capital markets and finance our operations on acceptable terms, or at all.

The imposition of import tariffs by the United States can have a twofold impact on the economy. On one hand, tariffs on foreign goods such as steel, aluminum, and automobiles lead to higher input costs for U.S. producers and raise prices for consumers, thereby contributing to upward pressure on inflation. On the other hand, increased production costs and reduced consumer purchasing power can dampen business investment and household spending, ultimately slowing economic growth. Additionally, retaliatory tariffs from trade partners may hurt U.S. exports, further weighing on manufacturing activity and overall performance. Globally, trade tensions and protectionist measures can disrupt supply chains, reduce cross-border investment, and lower demand for goods and services, leading to a broad-based slowdown in global economic activity. We have no control over and cannot predict the effects of the U.S. administration or policies. The implementation of protectionist policies, the reversal of free trade policies in the United States and the ongoing U.S. Trade Representative’s investigation into Brazil’s trade practice could adversely affect us. In addition, tariffs imposed by the United States on Chinese steel imports have contributed to a redirection of Chinese steel exports to other markets, including Brazil. This increase in Chinese steel supply in the Brazilian market has increased competition and put additional downward pressure on domestic steel prices. If this trend continues or increases, it could significantly lower market prices and our margins and reduce demand for our steel products.

Moreover, geopolitical conflicts, such as conflicts between Russia and Ukraine and in the Middle East, have had and may continue to have an adverse effect on global capital markets and could affect investors’ views of securities issued by companies that operate in emerging markets.

We cannot predict how these developments will evolve and whether or to what extent they may affect Brazilian capital markets and, consequently, us.

Any downgrade of Brazil’s credit rating may adversely affect us.

Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on debt issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account several factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness, and the prospect of change in these factors. As of the date of this annual report, Brazil’s sovereign credit ratings were BB with a stable outlook, Ba1 with stable outlook and BB with stable outlook by S&P, Moody’s and Fitch, respectively, which is below investment grade.

Any downgrading in Brazil’s sovereign credit ratings may increase the perception of risk of investors and may result in reduced foreign investment in Brazil, and, as a result, adversely affect the trading price of securities issued by Brazilian companies, including us. In addition, a downgrade in Brazil’s credit profile could adversely affect our own credit ratings. Any of the foregoing could adversely affect our ability to access international capital markets, refinance our existing indebtedness or obtain additional financing on acceptable terms, or at all.

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

According to the Brazilian Steel Institute (Instituto Aço Brasil), steel import volumes into Brazil increased by 7.42% compared to 2024. This surge has had a direct impact on the domestic market. Additionally, if our competitors, including China, are unable to access U.S. markets due to the tariffs currently in place, it is expected that they will target other foreign markets, which could further impact our domestic market. If steel import levels continue to rise without appropriate safeguard measures to ensure fair competition, demand for domestically produced steel could decline, which could have a material adverse effect on us.

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

Our iron ore prices are based on a variety of pricing terms, which generally use market price indices as a basis for determining customer prices. Our prices for and revenues from iron ore are consequently volatile, which may adversely affect us. In 2025, average iron ore prices decreased 6.4% to US$102.4dmt from US$109.4dmt in the same period of 2024. In 2024, average iron ore prices decreased 8.6% to US$109.4dmt from US$119.8dmt in the same period of 2023, in each case according to the average Platts iron ore price index (62% Fe CFR China). A decrease in market prices for iron ore may require us to change the way we operate or, depending on the magnitude of price decreases, even to suspend certain of our projects and operations and impair certain assets, which could adversely affect us.

Adverse economic conditions in China and an increase in global iron ore production capacity could materially and adversely affect us.

China has been the main driver of global demand for minerals and metals over the past years, effectively driving global prices for iron ore and steel. In 2025, China accounted for 76% of the global seaborne iron ore trade and 85.29% of our iron ore export sales were to the Asian market, mainly China. China is also the largest steel producer in the world, accounting for approximately 53% of the global steel production in 2025.

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

In addition, the improved performance of the main players, the ramp-up of projects started in past years by major iron ore suppliers combined with the new players entering the business could affect seaborne iron ore prices and adversely affect us.

We are exposed to substantial changes in commodities prices, including oil prices, and freight rates, which significantly affect the prices of our inputs and the prices of our products, and may adversely affect us.

We are subject to volatility in international commodities prices, which affects the prices of certain of our inputs, including oil and oil-related products, and may therefore adversely affect our results of operations. In 2025, oil prices decreased compared to 2024. In the first quarter of 2026, however, oil prices increased following geopolitical tensions in the Middle East and disruption to shipping routes through the Strait of Hormuz. Commodities prices remain highly sensitive to macroeconomic conditions, supply-demand imbalances, trade restrictions and geopolitical events, including actual or threatened wars, armed conflicts, imposition of sanctions and disruptions to major shipping routes, including geopolitical tensions involving the United States, Israel and Iran, any of which may result in significant price increases, supply disruptions and heightened volatility.

In addition, the capesize shipping market remained volatile in 2025. Freight rates were relatively low at the beginning of 2025 but strengthened later in the year as dry bulk trade flows improved. Freight rates may be affected by factors beyond our control, including global demand for iron ore and other bulk commodities, vessel supply, bunker fuel prices, port congestion, weather events, trade measures and geopolitical disruptions affecting key maritime routes.

Any significant increase in commodities prices, freight rates or other input costs, or any inability to pass through such increases to our customers, may adversely affect our margins and results of operations. Likewise, significant volatility in commodities prices or freight rates may require us to adjust our operating plans and commercial strategy, which could adversely affect us.

We may not be able to adjust our steel and mining production volume in a timely or cost-efficient manner in response to changes in demand.

Our steel business accounted for 50.0%, 53.1% and 49.2% of our total net revenues in 2023, 2024 and 2025, respectively, while our mining business accounted for 37.7%, 30.0% and 34.4% over the same period, respectively. Given the capital-intensive nature of these businesses, a large portion of our cost structure is fixed in the short term, making it challenging to scale production without impacting cost efficiency.

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

A decrease in the availability or an increase in the price of raw materials and energy required for steel production, particularly coal, coke and natural gas, may adversely affect us.

Our steel operations depend on the continuous supply of significant volumes of raw materials and energy, including iron ore, coal, coke, limestone, dolomite, manganese, zinc, tin, aluminum and natural gas. We rely on third parties for a portion of these requirements and import all of the coal required to produce coke for our integrated steel operations. As a result, our production costs and operating performance are exposed to fluctuations in the price and availability of these inputs.

In 2025, raw material costs accounted for 55.8% of our total steel production costs. Any prolonged disruption in the supply of raw materials or natural gas, or any substantial increase in their prices, could materially and adversely affect us. Such disruptions or price increases may result from global supply and demand imbalances, trade restrictions, tariffs, imposition of sanctions, geopolitical tensions, wars or armed conflicts, disruptions to key shipping routes, adverse weather events, production interruptions, accidents, labor disruptions and freight availability and transportation costs. Any inability to obtain sufficient quantities of key inputs on commercially reasonable terms, or to pass increased costs on to our customers, may adversely affect our margins, reduce our competitiveness and impair our ability to meet customer demand.

Our steel products face significant competition, including price competition, from domestic and foreign producers, which may adversely affect our profitability and market share.

The global steel industry is highly competitive with respect to price, product quality, customer service and technological advances that reduce production costs. In addition, continuous advances in materials science and technology have led to improvements in substitute materials, such as plastics, aluminum, ceramics and glass, which may reduce demand for certain steel products. Due to the high fixed costs and operating characteristics of steelmaking facilities, producers may maintain high production levels even during periods of weak demand, which may result in oversupply and increased pressure on prices and margins.

The steel industry has historically suffered from structural overcapacity, particularly in developing countries, including China and India. China is the world’s largest steel producer, and excess production capacity, combined with favorable export conditions in certain jurisdictions, may affect steel prices and trade flows in Brazil and other markets. If we are unable to remain competitive relative to producers in China or other steel-producing countries, we may be adversely affected.

Steel companies in Brazil also face strong competition from imported products. According to the Brazilian Steel Institute, imports of rolled steel into Brazil increased by 20.5% in 2025 compared to 2024, reaching 5.7 million tons, the highest level in 15 years. If imports of subsidized or unfairly traded steel products continue to increase, or if existing trade defense measures prove insufficient, we may be materially and adversely affected. In addition to direct steel imports, Brazilian steel producers also face competition from imported finished goods, which may adversely affect the entire domestic steel supply and production chain.

Protectionist and other measures adopted by foreign governments could adversely affect our export sales.

In response to increased global steel production and exports from many countries, anti-dumping and countervailing duty and safeguard measures have been imposed by foreign governments representing the main markets for our exports.

The European Commission initiated an anti-dumping investigation in 2021 concerning imports of electrolytic chromium coated steel (tin-free steel) products from Brazil and China, which resulted in definitive anti-dumping duties on imports of tin-free steel from Brazil into the European Union in November 2022. In 2022, the European Commission also initiated its five-year “sunset review” of the anti-dumping duties on hot-rolled steel, which were renewed in December 2023. In addition, the European Commission introduced provisional steel safeguard measures, which were later converted into definitive measures and have since been reviewed and adjusted several times. In June 2024, the European Commission extended the safeguard measure through June 2026, which represents the maximum eight-year duration allowed under European Union law and World Trade Organization rules, and the current safeguard measure is expected to be replaced by a new steel trade measure from July 2026, subject to completion of the EU legislative process. Separately, EU Regulation No. 2023/956 established the Carbon Border Adjustment Mechanism (CBAM), which applies to imports of certain carbon-intensive goods, including cement, iron, steel and aluminum, and requires European Union importers to report, and ultimately account for, the embedded emissions associated with covered products. Following a transitional period that began in October 2023, the definitive CBAM regime entered into force on January 1, 2026.

In the United States, in March 2018, the U.S. President imposed a 25% tariff on steel imports from most countries on national security grounds pursuant to Section 232 of the Trade Expansion Act of 1962. These tariffs remained in place, subject to subsequent modifications and arrangements. In February 2025, the U.S. President reinstated the full 25% tariffs on steel imports, eliminating previously granted exemptions, including country-specific arrangements and product-specific exclusions that had been negotiated with several trading partners, including Brazil. In June 2025, the United States further increased these tariffs to 50%. In addition, the Department of Commerce initiated anti-dumping and countervailing duty investigations in September 2024 concerning certain corrosion-resistant steel products from Brazil and other countries. These proceedings later resulted in affirmative determinations in 2025.

Trade defense measures, export controls and other restrictions adopted by foreign governments may also directly or indirectly affect our suppliers, customers and commercial counterparties. We cannot predict whether foreign governments will impose additional tariffs, expand the scope of products subject to existing protectionist measures, or adopt new protectionist measures, and any such actions could materially and adversely affect our export sales. For more information on protectionist measures, see “Item 4. Information on the Company––4B.

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

Authorizations, concessions, licenses or permits required for the development of our activities may also require that we meet certain performance thresholds, completion milestones and other contractual obligations, including under relevant concession agreements or under conduct adjustment agreements (Termos de Ajustamento de Conduta), or TACs, entered into with governmental agencies. Failure to meet these requirements could result in the loss, non-renewal or early termination of such authorizations, concessions, licenses or permits, as well as penalties from governmental entities, including fines, facility closures, restrictions on access to public financing and acceleration of events of default under our indebtedness. In the event of a concession agreement termination, any indemnification we may be entitled to from granting authorities may be insufficient to cover our costs or may be significantly delayed.

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

We have a high level of indebtedness, and our ability to service, repay or refinance our debt depends on factors beyond our control. If we are unable to do so, we will be materially and adversely affected.

As of December 31, 2025, our total debt outstanding was R$56,924.6 million, comprising R$10,428.6 million of short-term debt and R$42,496.0 million of long-term debt. We had R$14,421.0 million in cash and cash equivalents and short-term financial investments with immediate liquidity as of December 31, 2025. R$10.523,0 million of our total debt outstanding is scheduled to mature in 2026. Our ability to meet our debt service obligations, repay maturing debt or refinance existing indebtedness depends on a number of factors, including our operating performance, cash flow generation, commodities prices, exchange rates, interest rates, market conditions, access to capital and credit markets and lender and investor appetite. There can be no assurance that we will be able to refinance our indebtedness on acceptable terms, on a timely basis, or at all.

A high level of indebtedness could increase our cost of borrowing, limit our financial and strategic flexibility, reduce funds available for working capital, capital expenditures and other corporate purposes, and make us more vulnerable to adverse economic, industry and market conditions. Any actual or perceived deterioration in our liquidity or refinancing profile could also result in adverse rating actions, which could further increase our funding costs and reduce access to financing.

If we are unable to generate sufficient cash flow or obtain additional financing or refinancing when needed, we may be required to use available cash balances to repay debt, delay investments, dispose of assets or pursue other measures on unfavorable terms. In addition, a failure to make payments when due, or a breach of covenants under our financing agreements, could result in events of default and, depending on the terms of the relevant instruments, could trigger cross-defaults, acceleration of other indebtedness, enforcement of guarantees or collateral arrangements and restrictions on access to additional financing, including trade finance and working capital facilities. Any of these events would materially and adversely affect us.

We cannot assure you that our credit ratings will not be lowered, suspended or withdrawn by the rating agencies.

Our credit ratings are limited in scope, and do not address all material risks relating to an investment in our common shares or the ADSs, but rather reflect only the views of the rating agencies at the time the ratings are issued. These ratings may affect the cost and other terms upon which we are able to obtain funding and are subject to change due to factors specific to us, trends in the industries we operate in or trends in the credit and capital markets generally. As of the date of this annual report, our Fitch, Moody’s and S&P credit ratings are BB- with a negative outlook, B2 with a negative outlook and B+ with a negative outlook, respectively.

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

We may not be able to consummate expected divestures or proposed acquisitions or integrate acquired businesses successfully.

From time to time, we may evaluate divestment opportunities that would strategically fit our business objectives. The consummation of these divestitures is subject to a number of factors, many of which are beyond our control, including market conditions, the availability of suitable buyers, the negotiation of acceptable terms and pricing, and the receipt of customary legal and regulatory approvals. We may not be able to execute these divestitures within the expected timeframe, at the anticipated price, or at all. Delays, unfavorable market conditions or failure to consummate the planned divestitures could prevent us from achieving the expected deleveraging and reduction in interest expense, potentially impairing our liquidity, increasing refinancing risk and adversely affecting our credit ratings, strategic objectives and overall financial performance. In addition, the consummation of expected divestitures will reduce our diversification and could increase our reliance on earnings from our remaining operations, which are subject to commodities prices and other risks described elsewhere in this annual report

We may also evaluate acquisition opportunities that would strategically fit our business objectives. If we are unable to consummate acquisitions or to integrate them successfully and develop these businesses to realize revenue growth and cost savings, we could be adversely affected. Acquisitions also pose the risk that we may be exposed to successor liability involving an acquired company. Due diligence conducted in connection with an acquisition, and any contractual guarantees or indemnities that we receive, may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with an acquisition, including related to labor or environmental matters, could adversely affect us and reduce the expected and bargained-for benefits of the acquisition.

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

We maintain several types of insurance policies as part of our risk management for each of our businesses and seek to follow industry practice regarding best coverage, which encompasses domestic and international (import and export) cargo transportation (road, rail, sea or air), life insurance, personal accidents, health, automobile, directors and officers, general liability, construction and erection risks, trade credit insurance, surety, named perils, ports and terminal liabilities.

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

Finally, new or more stringent regulatory frameworks may be imposed and may affect our operations, including requests for environmental recovery of areas and investments for the granting of mining, railway, port and energy concessions. Any failure to comply with these or other laws, resolutions and standards may expose us to civil, criminal and administrative liability.

Our governance and compliance procedures may fail to prevent regulatory penalties and reputational harm, including under anticorruption, anti-bribery and anti-money laundering laws.

We operate in a global environment and our activities straddle multiple jurisdictions and complex regulatory frameworks subject to enforcement worldwide, including anticorruption, anti-bribery and anti-money laundering laws. These laws prohibit, among other things, our involvement in improper payments to certain public officials for the purpose of obtaining advantages or in transferring the proceeds of criminal activities. Our governance and compliance procedures may not prevent breaches of legal, accounting and/or governance standards applicable to us, and we may be unable to identify wrongdoing or improper activities by members of our management, employees or third parties. We may be subject to breaches of our Code of Conduct and business conduct protocols as well as to instances of fraudulent behavior, dishonesty and unlawful conduct by members of our management, employees, contractors or other agents, which could subject us to significant criminal, administrative and civil lawsuits, penalties, forfeiture of significant assets, loss of our operating licenses or other enforcement actions, as well as reputational harm, which may materially and adversely affect us.

Regulators may increase enforcement of anticorruption and anti-money laundering obligations, which may require us to revise or expand our compliance practices. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services.

We may fail to maintain an effective system of internal controls, which could prevent us from timely and accurately reporting our financial results.

Our internal controls over financial reporting may not prevent or detect misstatements in a timely manner due to inherent limitations, including human error, circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including implementing new or improved required controls, we could fail to meet our financial reporting obligations, which could trigger a default under certain of our agreements. In this regard, and in connection with management’s evaluation of the effectiveness of our internal control over financial reporting, we concluded that, as of December 31, 2025, our internal control over financial reporting is effective.

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

Our subsidiary CSN Mineração S.A., or CSN Mineração, included in its business plan certain investments to increase its iron ore processing capacity in the medium and long term. The expansion of its production capacity involves significant investment and expenses and may not result in the effective expansion of its iron ore production, which depends on other additional factors, including the expansion of its mineral reserves. Moreover, these investments to increase its processing capacity are subject to numerous risks inherent to mining projects.

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

Our cement operations are subject to risks relating to storage, handling and distribution of cement, and any failure to properly manage these processes may result in product losses and adversely affect us.

Cement must be stored, handled and transported in accordance with applicable legal requirements and appropriate technical parameters. In particular, exposure to humidity or inadequate storage conditions may compromise product quality and render it unusable. In addition, cement distribution requires appropriate logistics and inventory management. Any failure to properly store, handle or distribute cement may result in product losses and could adversely affect our cement operations and, consequently, us.

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

We are and may be a party to legal proceedings and judicial, administrative or arbitration claims. For certain of these legal proceedings and claims, we have not established a provision on our balance sheet or have only established provisions for part of the amounts in question, based on our external or internal counsels’ judgment as to the likelihood of an outcome unfavorable to us. Although we are contesting existing proceedings and claims, the outcome of each specific proceeding and claim is uncertain and may result in obligations that could materially and adversely affect us. In addition, certain judicial or administrative proceedings may adversely affect our shareholders and holders of the ADSs, specifically their receipt of dividends. For additional information on our legal and administrative proceedings, see “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

We utilize artificial intelligence, which exposes us to legal, operational and reputational risks that could adversely affect our business.

We utilize, and continue to explore additional uses of, artificial intelligence, or AI, in connection with our business, including to optimize operational processes, reduce fossil fuel consumption, improve operational stability and enhance real-time monitoring of critical assets. As our reliance on AI grows, we become increasingly exposed to the legal, operational and reputational risks associated with them.

The regulatory framework applicable to AI is evolving rapidly and remains fragmented across jurisdictions. In Brazil, the processing of personal data by AI systems is subject to the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados), or LGPD, and to guidance issued by the Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD. In addition, Bill No. 2,338/2023, which sets out a general legal framework for AI in Brazil based on a risk-tiered approach with compliance, governance and liability requirements, was approved by the Brazilian Senate and is under consideration by the Brazilian Congress. The timing, scope and final provisions of any resulting legislation remain uncertain. Other jurisdictions are also adopting or considering AI-specific rules, and existing laws on data protection, cybersecurity, intellectual property and consumer protection are increasingly being applied to AI. Compliance with these requirements may increase our costs, require changes to our processes and systems and limit the manner in which we deploy AI. Any failure to comply may expose us to regulatory enforcement actions, civil liability and reputational damage.

AI systems also present distinct operational risks compared to traditional technologies. These systems may rely on incomplete or poor-quality data, reflect unintended bias, or generate inaccurate or misleading outputs, and such deficiencies may not be readily identifiable through our governance and validation controls. Errors in AI-assisted monitoring of industrial or critical assets could lead to operational disruptions, equipment damage, safety incidents or environmental impacts. We also rely on third-party providers for certain AI models, datasets and infrastructure, and any limitations, outages, changes in functionality or contractual terms, or concentration among a limited number of providers, could disrupt our operations or increase our costs. The use of third-party AI tools by our employees or service providers may also result in the inadvertent disclosure of proprietary or confidential information, or personal data for which we are responsible, which we may be unable to fully prevent or remediate.

We have implemented a certified enterprise AI environment, and we assess available AI tools based on their risk profile and block access to those with low reputational or security ratings. However, these measures may not prevent all incidents. In addition, we cannot assure that our investments in AI will deliver the expected operational efficiencies or competitive benefits, or that we will be able to adopt AI tools as rapidly or effectively as our competitors. Any failure of our AI initiatives to deliver expected benefits, or any deficiencies in AI systems that result in operational, regulatory or reputational issues, could materially and adversely affect us.

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

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our common shares underlying the ADSs in Brazil, which allows the custodian to convert dividends and other distributions with respect to our common shares into non-Brazilian currency and remit the proceeds abroad. Pursuant to Joint Resolution No. 13, dated December 3, 2024, of the Brazilian Central Bank and the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários), or the CVM, in order for an investor to surrender ADSs for the purpose of withdrawing the common shares represented thereby and be entitled to trade the underlying common shares directly on the B3 S.A. – Brasil, Bolsa, Balcão, or the B3, the investor is required to appoint a Brazilian financial institution duly authorized by the Central Bank and the CVM, to act as its legal representative, who is responsible, among other things, for keeping and updating the investors’ certificates of registration with the Central Bank. If you surrender ADSs and withdraw common shares, you may be subject to a less favorable tax treatment on gains with respect to these investments. Moreover, if your representative fails to obtain or update the relevant certificates of registration, you may incur additional expenses or be subject to operational delays which could affect your ability to receive dividends or distributions relating to our common shares or the return of your capital in a timely manner. The custodian’s certificate of registration or any foreign capital registration directly obtained by you may be affected by future legislative or regulatory changes, and we cannot assure you that additional restrictions applicable to you, the disposition of the underlying common shares or the repatriation of the proceeds from the process will not be imposed in the future. For a more complete description of Brazilian tax regulations, including any potential risks regarding the possibility that the sale or disposition of ADSs by a Non-Brazilian Holder may be subject to capital gains tax in Brazil, see “Item 10. Additional Information—10E. Taxation—Brazilian Tax Considerations.”

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

Investing in securities that trade in emerging markets, such as Brazil, generally involves greater risk than investing in securities of issuers in the United States and other developed countries, and such investments are often considered more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other developed countries. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States and other developed countries. As of December 31, 2025, the ten largest companies in terms of market capitalization represented approximately 50.6% of the B3.

Although holders of ADSs are entitled to withdraw the underlying common shares from the depositary at any time, the limited liquidity and relative volatility of the Brazilian securities markets may substantially impair their ability to sell those common shares at the price and time they desire.

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

In recent years, our market capitalization has been volatile, which has contributed to increased volatility in the trading price of our common shares and the ADSs. Any decrease in our market capitalization may increase such volatility. In addition, if the trading price of the ADSs falls below the minimum levels required under the listing standards of the New York Stock Exchange, or the NYSE, we may be required to effect a reverse stock split or change the ratio of common shares represented by each ADS in order to regain compliance with the NYSE’s listing standards.

In 2025, the trading price of the ADSs increased by 11.11% compared to the trading price as of December 31, 2024, closing the year at US$1.60 per ADS.

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

In 2023, after completing and integrating our energy acquisitions, we achieved self-sufficiency in energy and managed to capture the benefits of self-production, with a significant reduction in the cost of energy in all our segments by allowing exemption from payment of part of the sectoral charges and incident taxes.

In 2024, we entered a new phase of strategic development. In January 2024, we completed the acquisition of a 29.9% equity interest in Panatlântica S.A. for R$150 million. In November 2024, we sold a 10.74% equity interest in CSN Mineração to Itochu Corporation, a long-term strategic partner, for R$4.42 billion, with proceeds intended to reduce financial risk and support priority growth projects.

In 2025, we continued to expand and integrate our operations. In mining, we recorded the highest production and sales volumes in our history and continued to advance the implementation of the P15 project. In logistics, we acquired and consolidated 70% of Estrela, the holding company of Grupo Tora, which improved our logistics capabilities in road, rail and intermodal transportation and further advanced our vertical integration strategy, and, in December 2025, TLSA carried out its first cargo transportation between the states of Piauí and Ceará. We also expanded our downstream steel operations in Europe through the acquisitions of Gramperfil, in Portugal, and Galvacolor, in Spain. In December 2025, we completed the transfer of an additional equity interest in MRS Logística to CSN Mineração, further aligning the ownership of our logistics assets with our mining operations.

On January 15, 2026, we announced a series of strategic initiatives aimed at improving our liquidity position, optimizing our capital structure and reorganizing our business portfolio, or our Divestment Plan. Our Divestment Plan contemplates, among other things, (i) a potential sale of a controlling interest in our cement segment, (ii) a sale of a minority interest in our infrastructure segment and (iii) the pursuit of strategic partnerships for the development of our steel segment, while also preserving the synergies of our integrated business model. The timing, structure and terms of our Divestment Plan remain subject to market conditions, negotiations with potential counterparties and applicable corporate and regulatory approvals.

General

As of the date of this annual report, we are one of the largest fully integrated steel producers in Brazil and Latin America in terms of crude steel production. We operate throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products. We divide our business into five segments: steel, mining, cement, logistics and energy.

Steel

Our steel segment comprises a diversified portfolio of products and provides us with an international footprint through our foreign subsidiaries and exports from Brazil. In our flat steel business, we are an integrated steelmaker headquartered at the Presidente Vargas Steelworks, or UPV, located in Volta Redonda, in the state of Rio de Janeiro. UPV produces a broad range of steel products, including slabs, hot- and cold-rolled products, galvanized products and tin mill products for the distribution, packaging, automotive, home appliance and construction industries.

Our production process is based on the integrated steelworks concept. As of the date of this annual report, our annual crude steel capacity and rolled product capacity at UPV are, in each case, approximately 5.6 million tons. We obtain all of our iron ore (except pellets), limestone and dolomite requirements, and a portion of our tin requirements, from our own mines. Using imported coal, we produce approximately 34.7% of our coke requirements at current production levels in our own coke batteries at Volta Redonda. Imported coal is also pulverized and used directly in the pig iron production process. Zinc, manganese ore, aluminum and a portion of our tin requirements are purchased in local markets. Our steel production and distribution processes also require water, industrial gases, energy, rail and road transportation and port facilities.

Outside Brazil, we operate steel processing and manufacturing assets in Europe and the United States. These include Lusosider, in Portugal, with an annual production capacity of approximately 330,000 tons of galvanized steel products, SWT, in Germany, with an annual production capacity of approximately 1.1 million tons of steel products, and CSN LLC, in the United States, which supports our international commercial operations. In addition, during 2025, we expanded our downstream steel operations in the Iberian market through the acquisitions of Gramperfil, in Portugal, and Galvacolor, in Spain, enhancing our processing, commercialization and distribution capabilities in Europe.

We also own and operate a plant in Volta Redonda for the production of long steel products. This plant consists of an electric arc steelmaking furnace, continuous casting for billets and a hot rolling mill for round-section long products, including wire rod and rebar.

Mining

We own a number of high-quality iron ore mines strategically located in Brazil’s “Iron Ore Quadrangle” (Quadrilátero Ferrífero), in the state of Minas Gerais, including the Casa de Pedra and Engenho mines, located in the city of Congonhas, which pertain to our subsidiary CSN Mineração, as well as the Fernandinho mines, located in the city of Itabirito, and the Cayman and Pedras Pretas mining rights, located in the cities of Rio Acima and Congonhas, respectively, which pertain to our wholly owned subsidiary Minérios Nacional S.A., or Minérios Nacional. Our mining segment also includes TECAR, which supports the logistics of CSN Mineração, and ERSA.

In recent years, we have continued to improve our mining segment through investments in logistics and capacity expansion projects. In 2025, we continued to advance the implementation of the P15 project, which is expected to add up to 16.5 million tons per year of premium iron ore production capacity.

Cement

We entered the cement market in 2009, leveraging the synergies between our cement and steelmaking businesses. Our cement operations use slag generated by our blast furnaces at Volta Redonda and limestone from our limestone reserves, including those from our Bocaina mines, to produce clinker, together with slag, the main input used in cement production.

In 2015, we inaugurated two new grinding mills and, in 2016, we completed the construction of a new kiln line with a capacity of 6,500 tons per day in Arcos, in the state of Minas Gerais, reaching an aggregate annual cement production capacity of 4.7 million tons at our Volta Redonda and Arcos plants.

In August 2021, our cement subsidiary, CSN Cimentos, acquired Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda., which operate in the Northeast region of Brazil, increasing our annual cement production capacity by 1.3 million tons, from 4.7 million tons to 6.0 million tons.

In September 2022, CSN Cimentos acquired LafargeHolcim (Brasil) S.A., expanding our presence in Brazil and adding approximately 11.0 million tons per year to our installed capacity. As a result of these transactions, we expanded our cement operations in Brazil and reached an installed cement production capacity of approximately 17.0 million tons per year.

Logistics

Our vertical integration strategy and the synergies among our business units depend significantly on the logistics infrastructure that supports the transportation of inputs and products at competitive costs. Our logistics segment integrates our mining, steel and cement operations and includes port terminals, rail assets and, more recently, multimodal logistics operations.

We operate TECON, a container terminal at the Port of Itaguaí, in the state of Rio de Janeiro, and CSN Mineração operates TECAR.

We also hold ownership interests in key railway assets in Brazil, including MRS Logística S.A., or MRS, which operates in the Southeast region of the federal railway system along the Rio de Janeiro–São Paulo–Belo Horizonte axis and represents a strategic logistics asset for the transportation of our mining and steel products, as well as Transnordestina Logística S.A., or TLSA, which has the concession to construct and operate the Northeastern Railway System II, and Ferrovia Transnordestina Logística S.A., or FTL, which operates the Northeastern Railway System I.

In 2025, we expanded our logistics segment through the acquisition of 70% of Estrela, the holding company of Grupo Tora, improving our presence in road, rail and intermodal transportation. In 2025, following the consolidation of Grupo Tora, we established our multimodal logistics operations, while MRS continued to serve as the core of our railway logistics operations.

At the end of December 2025, we completed the transfer to CSN Mineração of an additional equity interest in MRS Logística, further aligning the ownership of strategic logistics assets with our mining segment.

Energy

Our energy segment is an important component of our vertical integration strategy and supports the competitiveness and cost predictability of our industrial operations. Our energy segment comprises a diversified portfolio of assets, including the thermoelectric cogeneration power plant at the Presidente Vargas Steelworks, hydroelectric generation assets and renewable energy development projects. In addition to our long-standing interests in the Itá and Igarapava hydroelectric facilities, we expanded our energy segment in 2021 and 2022 through the acquisitions of Santa Ana Energética S.A., Topázio Energética S.A., Companhia Energética Chapecó, or CEC, and Companhia Estadual de Geração de Energia Elétrica, or CEEE-G, which holds concessions for the operation of hydroelectric power plants.

Following the integration of these assets, we achieved energy self-sufficiency in 2023. In 2025, we maintained full energy self-sufficiency across our steel, cement and mining operations, with 100% of our energy matrix sourced from renewable sources. Certain CEEE-G assets in the state of Rio Grande do Sul continued to be affected by the severe flooding that occurred in 2024. Although operating activities in part of CEEE-G’s portfolio showed signs of recovery during 2025, the Jacuí hydroelectric plant remained inoperative as of the date of this annual report. Normalization of operations at Jacuí is currently expected in 2027. In 2025, our capital expenditures included investments directed toward the recovery of the Jacuí hydroelectric plant, consistent with our broader capital allocation plan.

Recent Developments

Divestment Plan

On January 15, 2026, we announced our Divestment Plan, focused on improving our liquidity position, optimizing our capital structure and reorganizing our business portfolio. For more information on our Divestment Plan, see “—4A. History and Development of the Company.”

Credit Ratings

On January 19, 2026, S&P Global Ratings lowered our global scale rating to B+ from BB- and maintained a negative outlook. On February 2, 2026, Fitch Ratings downgraded our long-term foreign and local currency issuer default ratings to BB- from BB, downgraded our national long-term rating to AA-(bra) from AA(bra), and placed such ratings on negative watch. On February 19, 2026, Moody’s Ratings downgraded our long-term foreign and local currency issuer default ratings to B2 from Ba3, and on April 2, 2026, Moody’s Local downgraded our national long-term rating to AA-(bra) from AA(bra). Both placed such ratings on negative watch. For more information on risks relating to our credit ratings, see “Item 3. Key Information––3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—We cannot assure you that our credit ratings will not be lowered, suspended or withdrawn by the rating agencies.”

New Iron Ore Pre-payment Agreement

In March 2026, CSN Mining International GmbH entered into a long-term agreement for the supply of iron ore with Glencore International AG, or Glencore, pursuant to which Glencore will prepay up to US$300.0 million with respect to the supply of approximately 7.2 million tons of iron ore over five years, commencing in January 2027.

Bridge Loan

On April 13, 2026, CSN Inova Ventures, as borrower, entered into a new senior secured syndicated credit facility, or the Bridge Loan Facility, guaranteed by CSN and CSN Cimentos. The Bridge Loan Facility is for an aggregate principal amount of US$1.2 billion, subject to a possible increase of up to US$1.4 billion, bears interest initially at a rate equal to SOFR plus 6.0% per annum, subject to step-up provisions that may increase the applicable rate upon the occurrence of certain events, and has a final maturity of five years.

We intend to use the net proceeds of the Bridge Loan Facility to refinance or reimburse debt or for the repayment of any debt owed by any of CSN Inova Ventures, CSN or any restricted subsidiary of CSN (other than CSN Mineração) to the extent such debt has payments that become due and payable during the period commencing on March 20, 2026 and ending on December 31, 2028.

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

Strong presence in domestic market and strategic international exposure for steel products. We have a strong presence in the Brazilian market for steel products, with a market share in 2025 of approximately 22.7% of the domestic flat steel market. In addition, through our international subsidiaries, we sell our flat steel products in the United States and in Europe, which aggregate sales accounted for approximately 26.9% of our total flat steel sales in 2025. Our subsidiary SWT is a long steel producer in Germany with annual production capacity of approximately 1.1 million tons of steel profiles, strengthening our steel products mix and geographical diversification. In 2025, SWT accounted for 69.4% of our total long steel sales, representing 651 thousand tons.

Diverse product portfolio and product mix. We have a diversified flat steel product mix that includes hot-rolled, cold-rolled, galvanized and other corrosion resistant materials and tin mill products, in order to meet a wide range of customer needs across all steel-consuming industries. We focus on selling high-margin products, including tin-coated, pre-painted, Galvalume® and galvanized products. Galvalume® is a registered trademark owned by BIEC International Inc. or its affiliates. Our galvanized products provide material for exposed auto parts, using hot-dip galvanized steel and laser-welded blanks. Our CSN Paraná branch provides us with additional capacity to produce high-quality galvanized, Galvalume® and pre-painted steel products for the construction and home appliance industries. In addition, our distribution subsidiary, Prada, provides a strong sales channel in the domestic market, enabling us to meet demand from smaller customers and to establish an important presence in this market.

Profitable mining business. We have invested significantly in our mining business, placing us in a prominent position among the world’s leading iron ore players. Further mining expansions will enable us to expand our product portfolio and total output, increasing our presence in seaborne markets.

We have high-quality iron ore reserves in Casa de Pedra, Engenho, Fernandinho and other mines, all located in the state of Minas Gerais. We sold 42.7 million tons, 42.5 million tons and 45.8 million tons of iron ore in 2023, 2024 and 2025, respectively, of which 39.2 million tons, 38.5 million tons and 41.8 million tons were sold to third parties in those same years. Our mining business also includes TECAR, a solid bulks terminal at Itaguaí Port in the state of Rio de Janeiro, with a capacity to handle (i) shipments of 41 million tons per year of iron ore and (ii) landings of 4.0 million tons per year.

Second largest player in Brazilian cement market. We believe we are the second largest player in the Brazilian cement market, with an installed capacity of 17.0 million tons as of December 31, 2025. Our cement operations comprised seven integrated plants, six grinding and blending plants and 23 distribution centers throughout Brazil, in each case as of December 31, 2025. Our cement segment further diversifies our business model and permits us to use by-products of our other operations as inputs in our cement production.

We have state-of-the-art equipment at our cement production units, which contributes to our high operational efficiency in terms of consumption of resources and environmental impact. Moreover, we have an integrated base of assets, which increases our competitiveness.

Energy generation. We are self-sufficient in energy production, and we sell excess energy we generate in the energy market on a spot basis. We generate power through our hydroelectric facilities, as well as our thermoelectric plant located inside Presidente Vargas Steelworks, which allows us to benefit from reduced energy tariffs.

Since 2022, we operate Santa Ana Energética S.A., Brasil Central Energia Ltda. and CEC, which hold concessions for hydroelectric power plants, and CEEE-G, which holds concessions for hydroelectric power plants and greenfield wind power plant projects.

Thoroughly developed transport infrastructure. We have a thoroughly developed transport infrastructure, connecting our iron ore mines to our steel mills and to the port terminals we operate. Our Presidente Vargas Steelworks facility is located next to railway and port systems, which facilitates its supply of raw materials, product shipments and access to our main customers. Our steelworks are close to the main steel consumer centers in Brazil, with easy access to port facilities and railways. The concession for the main railway we use and operate is owned by MRS, in which we hold, directly and indirectly, as of December 31, 2025, a total of 37.49% ownership interest. The railway connects our Casa de Pedra mine to the Presidente Vargas Steelworks and to our terminals at Itaguaí Port, which handle our iron ore exports and most of our steel exports, as well as our imports of coal and metallurgical coke.

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

Mining

Our mining strategy is focused on strengthening our position in the iron ore market through investments in our mining and logistics assets, which includes CSN Mineração, with the objective of supporting a competitive cost position, increasing operational flexibility and creating long-term growth opportunities.

Our strategy contemplates expanding iron ore shipments, including third-party products, through increases in mining capacity, including at the Casa de Pedra mine, and the expansion of export services for third-party producers. In the near term, our focus is to adapt our products to market demand in a manner that maximizes margins without affecting the balance of supply and demand in the transoceanic market.

To support this growth, we continue to advance the expansion plan for TECAR, our bulk terminal, which is expected to increase its capacity from 45 million tons per year to 60 million tons per year by 2028. As of the date of this annual report, the project remains on schedule. In 2025, TECAR exported 41.0 million tons of iron ore products, compared to 38.5 million tons in 2024. For more information on risks relating to iron ore price volatility, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—We are exposed to substantial changes in the demand for steel and iron ore, which significantly affect the prices of our products and may adversely affect us.”

This expansion will be funded by CSN Mineração’s financings. For more information on CSN Mineração’s financings, see “Item 5. Operating and Financial Review and Prospects—5B. Liquidity and Capital Resources—Sources of Funds and Working Capital—Debt Maturity Profile” and future issuances of debentures or other debt instruments.

We also seek to maximize the profitability of our product portfolio by serving a broad range of customer requirements and by increasing the share of the pellet feed from Itabirito deposits, as well as pursuing opportunities with strategic partners and customers across the pellet feed value chain.

Cement

We have made significant investments in our cement business and completed two important acquisitions in the last few years: Elizabeth Cimentos S.A., together with Elizabeth Mineração Ltda., in 2021 and LafargeHolcim (Brasil) S.A. in 2022. As a result of these acquisitions, we became the second largest player in the Brazilian cement market, with an installed capacity of 17.0 million tons as of December 31, 2025. As of that date, our operations consisted of seven integrated plants, six grinding and blending plants and 23 distribution centers throughout Brazil.

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

Logistics

We expect to expand our logistics capabilities, which comprise our integrated infrastructure operations of railways and ports, terminals and road transportation solutions in order to improve the transportation efficiency of both our incoming raw materials and distributed products. We also seek to enhance our product delivery in the Brazilian market, particularly steel and cement, through operational efficiency measures, increased use of rail transportation and the expansion of our distribution network to better serve end-customers.

In 2025, we acquired 70% of Estrela, the holding company of Grupo Tora, for R$742.5 million. This acquisition significantly strengthened our logistics segment in road and rail freight and is aligned with our vertical integration strategy by improving scale, reliability and service coverage. Grupo Tora operates in the Brazilian and international road cargo transportation markets and also provides integrated logistics services through terminals connected to multiple transportation modes, including road and rail, allowing customers’ cargo to arrive and depart through different logistics routes. In addition, Grupo Tora acts as a multimodal transport operator, assuming overall responsibility for logistics operations involving different transportation modes, including road, rail, waterway and air transportation, and managing and subcontracting the services required for such operations. Grupo Tora also operates bonded facilities, offering customs clearance, storage and cargo handling services, and is engaged in vehicle leasing and the sale of pre-owned light and heavy vehicles.

We also operate TECON, our container terminal at the Port of Itaguaí, which is adjacent to TECAR, CSN Mineração’s bulk terminal, with an annual handling capacity of approximately 660,000 TEUs per year. In 2025, construction commenced at Nelog, a port project designed to support the operations of TLSA and FTL, further strengthening the integration and expansion of our logistics segment.

With respect to railways, we are developing the TLSA project, which is designed to support the transportation of iron ore, agricultural commodities, gypsum and fuels. In 2025, TLSA completed its first cargo transportation operation, marking an important milestone in the development of this railway corridor. We also expect to improve efficiency and expand capacity in the southern region of Brazil through our participation in MRS. As MRS is expected to fund its expansion projects primarily through its own operating cash flow and alternative financing structures, these investments are not expected to require material capital expenditures by us.

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

Investments and Divestitures

In addition to our planned investments and capital expenditures, we continue to evaluate acquisition opportunities, as well as joint ventures and brownfield or greenfield projects, aimed at enhancing the cost competitiveness and production efficiency of our steel, mining and cement operations, as well as strengthening our energy generation, logistics capabilities and infrastructure assets. We also continue to assess business opportunities to improve our liquidity position in the short to medium term, including through potential streaming transactions related to our iron ore business and the potential sale of our investment in Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas.

In 2025, we acquired Gramperfil in Portugal and Galvacolor in Spain, through our subsidiaries, expanding our steel processing and value-added steel products operations. We also completed the acquisition of a 70% equity interest in the Tora Transportes Group, which expanded our logistics segment.

In August 2025, we sold a portion of our shares of Usiminas, reducing our direct and indirect equity interest in Usiminas to 4.99% of its common shares, preferred shares and total capital. In December 2025, our board of directors approved the transfer to CSN Mineração of up to 11.17% of the capital stock of MRS, for a total consideration of up to R$3.35 billion.

We have also continued to invest in expansion projects. In mining, our 2025 investments included expansion initiatives at Casa de Pedra and TECAR, particularly the Itabirito P15 plant.

On January 15, 2026, we announced our Divestment Plan. For more information on our Divestment Plan, see “Item 4. Information on the Company—4A. History and Development of the Company.” For information on risks relating to our investments and divestitures, see “Item 3. Key Information––3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—We may not be able to consummate expected divestures or proposed acquisitions or integrate acquired businesses successfully.”

Joint Ventures, Strategic Alliances and Consortia

We currently operate parts of our business through joint ventures, strategic alliances and consortia with other companies. We have, among others: (i) a strategic alliance with an Asian consortium at our controlled investee CSN Mineração to mine iron ore; (ii) a concession jointly held with other Brazilian steel and mining companies at MRS to explore railway transportation in the Southeastern region of Brazil; (iii) a concession jointly held with certain Brazilian governmental entities at TLSA to explore railway transportation in the Northeastern region of Brazil; (iv) a joint operation with Engie Brasil Energia S.A., or Engie Brasil, and Companhia de Cimento Itambé, or Itambé, at ITASA, to produce electrical energy; (v) an energy consortium with Aliança, L.D.R.S.P.E. Geracão de Energia e Participações Ltda. and AngloGold to produce electrical energy through the hydroelectric power plant of Igarapava; (vi) a consortium with CSN Cimentos Brasil S.A. for self-production of electrical energy, called Consórcio Itaúba; (vii) a consortium with Elizabeth Cimentos S.A., CSN Mineração and Minérios Nacional S.A. for operation and maintenance of the Passo Real Hydroelectric Plant and self-production of electrical energy; and (viii) a strategic alliance with Itochu Corporation through CSN ITC Solutions AG to trade, distribute and process iron ore and related products in key strategic markets.

Description of our Operating Segments

Our Steel Segment

We produce carbon steel, the world’s most widely used type of steel, which accounts for a substantial share of global consumption. We sell a variety of carbon steel products, both domestically and abroad, to manufacturers in several industries. For more information on our steel segment, see “—4A. History and Development of the Company—General—Steel.”

Flat Steel

Our Presidente Vargas Steelworks produces flat steel products, including slabs, hot-rolled, cold-rolled, galvanized and other corrosion-resistant products, as well as tin mill products. For more information on our flat steel production process, see “—Production Output.”

Slabs

Slabs are semi-finished products used to produce hot-rolled, cold-rolled or coated coils and sheet products. We are able to produce continuously cast slabs with a standard thickness of 250 millimeters, widths ranging from 830 to 1,600 millimeters and lengths ranging from 5,250 to 10,500 millimeters. We produce high, medium and low carbon slabs, as well as micro-alloyed, ultra-low-carbon and interstitial free slabs. The slabs are then slit and finished, generating blooms which are delivered to the long products plant.

Hot-Rolled Products

Hot-rolled products include heavy and light-gauge hot-rolled coils and sheets. Under the Brazilian Technical Standards (Normas Brasileiras), issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas), a heavy gauge hot-rolled product, is defined as a flat-rolled steel coil or sheet with a minimum thickness of 5.01 millimeters. We are able to supply heavy-gauge hot-rolled sheets with thicknesses up to 12.70 millimeters which are used in the manufacture of automotive parts, pipes, structural beams and other construction products. We also produce light gauge hot-rolled coils and sheets with a minimum thickness of 1.20 millimeters, which are used in welded pipe and tubing, automotive parts, gas containers, compressor bodies and light cold-formed shapes, channels and profiles for the construction industry.

Cold-Rolled Products

Cold-rolled products include cold-rolled coils and sheets. Under the Brazilian Technical Standards, a cold-rolled product, is defined as a flat cold-rolled steel coil or sheet with thickness ranging from 0.30 millimeters to 3.00 millimeters. Compared to hot-rolled products, cold-rolled products have more uniform thickness and better surface quality. Their main applications include automotive parts, home appliances and construction. We supply cold-rolled coils with thickness ranging from 0.30 millimeters to 2.99 millimeters.

Galvanized Products

Galvanized products consist of flat-rolled steel coated on one or both sides with zinc or a zinc-based alloy applied by either a hot-dip or an electrolytic process. We use the hot-dip process, which is approximately 20% less expensive than the electrolytic process. Galvanizing is one of the most effective and low-cost processes used to protect steel against corrosion caused by exposure to water and the atmosphere. Galvanized products are highly versatile and are used in the manufacture of a broad range of products, including:

•	automobiles, trucks and bus bodies;
•	manufactured products for the construction industry, such as panels for roofing and siding, dry wall and roofing support frames, doors, windows, fences and light structural components;
•	air ducts and parts for heating, ventilation and air-conditioning systems;
•	culverts, garbage containers and other receptacles;
•	storage tanks, grain bins and agricultural equipment;
•	panels and sign panels; and
•	pre-painted parts.

Galvanized sheets, both painted and bare, are also frequently used in gutters and downspouts, outdoor and indoor cabinets and home appliances, among others. We produce galvanized sheets and coils on continuous hot-dip processing lines, with thicknesses ranging from 0.30 millimeters to 3.00 millimeters. The continuous process allows us to produce products with highly adherent and uniform zinc coatings that can be processed in nearly all kinds of bending and forming machinery.

In addition to standard products, we produce Galvanew, which is produced through an additional annealing cycle just after the zinc hot-dip coating process. This annealing process causes iron to diffuse from the base steel into the zinc coating. The resulting iron-zinc alloy coating provides better welding and paint performance. The combination of these qualities makes our Galvanew product particularly suitable for the manufacture of automotive and home appliance parts, including high gloss exposed parts.

At CSN Paraná, one of our branches, we also produce Galvalume®, a continuous aluminum-zinc coated material. Although the production process is similar to that used for hot-dip galvanized coating, Galvalume® has at least twice the corrosion resistance of standard galvanized steel. Galvalume® is primarily used in outdoor construction applications that may be exposed to severe acid corrosion, including marine environments.

The value added by the galvanizing process enables us to price our galvanized products at higher margin. Our management believes that our expertise in value-added galvanized products presents one of our best opportunities for profitable growth, particularly in light of increasing demand for these products in Brazil.

Through CSN Paraná, we also produce pre-painted flat steel on a continuous painting line. In this process, a layer of resin-based paint, available in a range of colors, is applied over either cold-rolled or galvanized base materials. Pre-painted material is a higher value-added product used primarily in the construction and home appliance markets.

Tin Mill Products

Tin mill products consist of flat-rolled low-carbon steel coils or sheets, coated or uncoated, with a maximum thickness of 0.45 millimeters, as defined under the Brazilian Technical Standards. Tin or chromium by electrolytic coatings are applied through an electrolytic process. Because the coating process adds value to these products, tin mill products are generally sold at higher prices and generate higher margins than other products. We produce four types of tin mill in coil and sheet forms:

•	Tin plate: coated on one or both sides with a thin metallic tin layer plus a chromium oxide layer, covered with a protective oil film;
•	Tin free steel: coated on both sides with a very thin metallic chromium layer plus a chromium oxide layer, covered with a protective oil film;
•	Low tin coated steel: coated on both sides with a thin metallic tin layer plus a thicker chromium oxide layer, covered with a protective oil film; and
•	Black plate: an uncoated product used as the base material for the coated tin mill products.

Tin mill products are used primarily in the production of cans and other containers. With six electrolytic coating lines, we are one of the largest producers of tin mill products in the world and the only producer of coated tin mill products in Brazil.

Long Steel

We entered the long steel market in 2012, through the acquisition of SWT, located in Unterwellenborn, Germany. In 2013, our Volta Redonda plant began producing long steel products, which comprise products for civil construction and high-quality drawing and cold heading applications. For more information on our long steel production process, see “—Production Output.”

Quality Management System

We maintain a quality management system certified in accordance with the International Standardization Organization, or ISO, 9001:2015 standard and the automotive industry’s International Automotive Task Force, or IATF, standard 16949:2016. ISO 9001:2015 covers the design and manufacture of slabs, blooms, billets, hot-rolled flat, pickled and oiled, cold-rolled, galvanized steel, tin mill products and long steel products; and the IATF 16949:2016, certification third edition, covers the manufacture of hot-rolled flat, pickled and oiled steel products, cold-rolled and galvanized steel products. In addition, as a manufacturer and supplier for the food packaging industry, we hold a food safety management system certification, or FSSC 22000, recognized by the Global Food Safety Initiative. Moreover, we are also committed to customer satisfaction, constantly seeking to optimize our production processes based on three pillars: (i) quality management, (ii) alignment between strategies, and (iii) continuous process improvement.

Production Facilities

Flat Steel Mill

The Presidente Vargas Steelworks, located in the city of Volta Redonda, state of Rio de Janeiro, began operating in 1946. It is an integrated facility covering approximately four square km and includes five coke batteries, three of which are in operation, three sinter plants, two blast furnaces, a basic oxygen furnace steel shop, with three converters, three continuous casting units, one hot strip mill, three cold strip mills, two continuous pickling lines, one continuous annealing line, 28 batch annealing furnaces, three continuous galvanizing lines, four continuous annealing lines exclusively for tin mill products, three of which are in operation, and six electrolytic tinning lines, three of which are in operation.

The annual production capacity of steel at the Presidente Vargas Steelworks as of December 31, 2025 was 5.6 million tons.

Downstream Facilities

CSN Paraná

Our CSN Paraná facility produces and supplies regular galvanized products, Galvalume® products and pre-painted steel products for the automotive, construction and home appliance industries. The plant has an annual capacity of 295,000 tons of galvanized products and Galvalume® products, 131,000 tons of pre-painted products, which can use cold-rolled or galvanized steel as substrate, service capacity of 150,000 tons of sheets and narrow strips, and 384,000 tons of pickled hot-rolled coils in excess of the coils required for the coating process.

CSN Porto Real

Our CSN Porto Real facility produces and supplies plain regular galvanized, Galvanew and tailored blanks, mainly for the automotive industry. The plant has an annual capacity of 350,000 tons of galvanized products, including Galvanew products, and 354,000 tons of tailored blanks, sheets and narrow strips, which can use cold-rolled or galvanized steel as a substrate.

Companhia Metalúrgica Prada

Established in 1936, Companhia Metalúrgica Prada is the largest Brazilian manufacturer of steel can and has an annual production capacity of over one billion cans in its five industrial facilities located in the states of São Paulo, Minas Gerais, Rio de Janeiro and Rio Grande do Sul, as well as in the city of Brasília. We are the only Brazilian producer of tin plate, which is Companhia Metalúrgica Prada’s main raw material, making it one of our most important products. Companhia Metalúrgica Prada has important customers in the food and chemical industries, including packages of vegetables, fish, dairy products, meat, aerosols, infant nutrition and other business activities.

Prada Distribuição, the distribution arm of Companhia Metalúrgica Prada, is one of the leading distributors of steel products in Brazil with annual installed capacity of 600,000 tons. Prada Distribuição operates two steel service centers and three distribution centers strategically located in the southeastern region of Brazil. The service centers are located in the city of Mogi das Cruzes, state of São Paulo, and in the city of Valença, state of Rio de Janeiro. Its product mix also includes sheets, slit coils, sections, tubes and roofing products in standard or customized format, according to customer specifications. Prada Distribuição processes the full range of products manufactured by us and serves 4,000 customers annually across several sectors, including civil construction, automotive and home appliances.

In 2021, we acquired Metalgráfica Iguaçu S.A., which produces steel cans for the domestic and international metal food packaging markets. Metalgráfica Iguaçu S.A.’s operations also include the manufacture, commercialization, export and import of containers and packaging in general, whether metallic or not, as well as metal sheets, raw materials and inputs for steel or plastic products, equipment and electronic components in general. This acquisition represented a strategic step in expanding our production capacity in the packaging division.

Lusosider Aços Planos, S.A.

Lusosider is a flat steel processing facility located in Seixal, near Lisbon, Portugal. Lusosider has an annual production capacity of approximately 105,000 tons of hot-rolled pickled and oiled coils, 36,000 tons of cold-rolled steel products and 276,000 tons of galvanized steel products per year. Its main customers include service centers and manufacturers in the tube making industry.

Gramperfil

Gramperfil is located in Pombal, in central Portugal, approximately 175km north of Lisbon. It manufactures metal profiles for gypsum plasterboard systems and has an annual production capacity of approximately 30,000 tons. Gramperfil serves both domestic and international markets, with a strong presence in France, North Africa and Portuguese-speaking African countries.

Galvacolor

Galvacolor is a Spain-based producer of flat steel products, located in Jerez de los Caballeros, in the province of Badajoz. The company has an installed annual production capacity of approximately 300,000 tons, including 50,000 tons of pickled and oiled steel, 50,000 tons of cold-rolled steel and 200,000 tons of galvanized steel, with pre-coated and pre-painted capabilities.

CSN Distribuição

CSN Distribuição has one service center, located in the city of Camaçari, in the state of Bahia, to support sales in the northeastern and northern regions of Brazil. It also has a distribution center in the city of Canoas, in the state of Rio Grande do Sul, to support sales in the southern region of Brazil.

SWT Long Steel Mill

In February 2012, we acquired SWT in Germany, which marked our entry into the long steel market. SWT specializes in the production of profiles, including IPE (European I Beams) and HE (European Wide Flange Beams) sections, channels and UPE (Channels with Parallel Flanges) sections and steel sleepers. In total, SWT produces more than 200 types of sections according to different German and international standards. SWT possesses a 28 km internal railway system, as well as the logistics infrastructure to ensure supply of scrap and delivery of finished products. The main markets served by SWT include non-residential construction, equipment industries and engineering and transport, in Germany and in neighboring countries, including Poland and the Czech Republic. The following table sets forth SWT’s production capacity as of December 31, 2025:

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

Production Output

Flat Steel

The following table sets forth the aggregate annual production of crude steel in Brazil and by us, and the percentage of Brazilian production attributable to us for the periods indicated:

	Brazil	CSN	CSN as % of Brazil
2023	31.9	2.9	9.1%
2024	33.7	3.1	9.2%
2025	33.4	2.9	8.7%

_____________

Source: Brazilian Steel Institute (Instituto Aço Brasil).

The following table sets forth our selected operating statistics for the periods indicated:

	2023	2024	2025
	(in millions of tons)
Production of:
Molten steel	3.0	3.2	3.0
Crude steel	2.9	3.1	2.9
Hot-rolled coils and sheets	3.3	3.6	3.0
Cold-rolled coils and sheets	2.0	2.1	2.0
Galvanized products	1.3	1.4	1.3
Tin mill products	0.3	0.3	0.3

Long Steel

The following table sets forth the production output of our Volta Redonda long steel mill:

	2023	2024	2025
	(in thousands of tons)
Billets (crude steel)	207	211	231
Long steel (finished products)	210	239	239

The following table sets forth SWT’s production for the indicated years:

	2023	2024	2025
Production of:
Beam blank (crude steel)	764	827	755
Long steel (finished products)	720	764	685

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

Coal

In 2025, our total consumption of carbon-based raw materials for ironmaking, comprising metallurgical coal and petroleum coke, totaled 1.11 million tons. Metallurgical coal includes coking coal and pulverized coal injection coal, or PCI coal, which is injected into the blast furnaces in a pulverized form to reduce coke consumption. To optimize production costs and raw material sourcing, in 2025 we integrated domestic petroleum coke, or petcoke, into our operations, utilizing it both as an additive in the coking blend and as an injected material.

The PCI system utilized a total of 0.43 million tons of injected materials in 2025. The countries of origin for the PCI materials were Russia (51.2%), Australia (32.0%), Colombia (14.7%), and Brazil (2.2% from domestic petcoke).

The countries of origin for the coking coal and blend components consumed in our plants in 2025 were: the United States (76.8%), Australia (14.4%), Brazil (7.6% from domestic petcoke), and Russia (1.2%).

Coke

In 2025, in addition to approximately 0.498 million tons of coke we produced, we also consumed 0.940 million tons of coke purchased from third parties in China, Indonesia and Colombia, which represented a decrease of 15.8% compared to our consumption in 2024.

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

The annual production of limestone and dolomite in 2025 from the Bocaina Mine for our steelworks was approximately 1.3 million tons.

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

Aluminum, Zinc and Tin

Aluminum is mostly used for steelmaking. Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate. We typically purchase aluminum and tin from third-party domestic suppliers and zinc from third-party domestic and international suppliers. We purchase part of our tin from our subsidiary ERSA. We maintain approximately 31-, 20- and 16-days’ inventory of tin, aluminum and zinc, respectively, at the Presidente Vargas Steelworks.

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

In 2025, we used 0.6 million tons of oxygen at the Presidente Vargas Steelworks site.

Water

We require large quantities of water in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool, carry waste, help produce and distribute heat and power and dilute liquids. Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda. Over 94.5% of the water used in the steelmaking process is recirculated and the balance, after careful processing, is returned to the Paraíba do Sul River. Since March 2003, the Brazilian government has imposed an annual tax for our use of water from the Paraiba do Sul river, based on an annual fee, which in 2025 was of approximately R$3.5 million.

Natural Gas

The market for natural gas is strongly correlated with the energy market and we consume both natural gas and electrical energy, mainly in our hot strip mill. Following the transition of Presidente Vargas Steelworks into the free gas market, we have maintained a diverse portfolio of gas suppliers. We entered into a master sales agreement with each supplier, which outlines the general characteristics of our operations, including gas scheduling, supply metrics, and legal implications. The master sales agreement expedites transactions between parties, as only commercial characteristics remain to be agreed upon. In 2025, the Presidente Vargas Steelworks consumed 374.4 million cubic meters of natural gas.

Diesel Oil

We maintain agreements with Vibra Energia S.A., or Vibra, and Ipiranga Produtos de Petroleo S.A., or Ipiranga, to receive diesel oil to supply our equipment in our mining plants in the state of Minas Gerais, which provide the iron ore, dolomite and limestone used in our steel plant in Volta Redonda.

In 2025, our diesel oil consumption was 93,415 kiloliters, which was used to produce 33.7 million tons of iron ore, for which we paid R$375.6 million. For more information, see “Item 3. Key Information––3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—We are exposed to substantial changes in commodities prices, including oil prices, which significantly affect the prices of our inputs and the prices of our products, and may adversely affect us.”

Long Steel – SWT

The main raw material we use in our long steel production is scrap. In addition, we require electrical energy, natural and technical gases and ancillary materials like ferroalloys, lime, dolomite and foaming coal.

Scrap

Our scrap consumption in 2025 was 0.85 million tons, as compared to 0.92 million tons in 2024. Scrap accounted for approximately 59% and 63% of our production costs in 2025 and 2024, respectively. The scrap price has decreased by 13.1% compared to 2024, and the production costs have decreased by 3.3%. We are able to obtain approximately 70% of our scrap needs from within a 250 km vicinity of our production facilities.

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

Electrical Energy and Natural Gas

The production of long steel also requires significant amounts of electrical energy and natural gas, for which we maintain supply contracts. In 2025, our consumption totaled approximately 402 GWh of electrical energy and 380 GWh of natural gas, compared to 444 GWh and 407 GWh, respectively, in 2024. This decrease was mainly due to lower production volumes of long steel, which decreased from 838,582 tons in 2024 to 770,114 tons in 2025.

In 2025, SWT’s electricity supply prices were 4% higher than in 2024, while natural gas prices were 49% higher than in 2024. Both remained significantly higher than pre-energy crisis levels, which began with the conflict between Russia and Ukraine. Notwithstanding these conditions, SWT ended 2025 with a natural gas price only 2.5% above the budgeted figure and an electricity price 4.5% lower than the budgeted amount.

Suppliers

We do not depend on any single supplier for our operations or profitability. We maintain a diversified supplier base, which allows us to replace individual suppliers without material disruption to our operations.

For information on risks relating to raw materials and energy supply, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—A decrease in the availability or an increase in the price of raw materials and energy required for steel production, particularly coal, coke and natural gas, may adversely affect us.”

Flat Steel

We acquire our inputs in Brazil and abroad. Aluminum, zinc, tin, spare parts, refractory bricks, lubricants, oxygen, nitrogen, hydrogen and argon are the main inputs we acquire in Brazil. Coal and coke are the inputs we acquire abroad.

In 2023, 2024 and 2025, we consumed 387,722 tons, 650,556 tons and 228,315 tons, respectively, of third-party slabs. Consumption in 2025 decreased by 64.9% compared to 2024 and by 41.1% compared to 2023, mainly due to high inventory levels.

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

Following is an overview of our material mining properties as of December 31, 2025:

Material Mining Properties
Name of mining operation	Location of the mining operation	Type and amount of ownership interest	Operator	Surface	Stage of the mining operation	Permits	Key condition of permit	Type of mine/ material	Beneficiation plant and other installations
		(%)		(Ha)
Casa de Pedra	Congonhas, MG	69.01	CSN Mineração	2,516	Production	Yes	EIA(1) and others	Open Pit / Iron Ore	Mining facilities and Pires
Engenho	Congonhas, MG	69.01	CSN Mineração	344	Production	Yes	EIA(1) and others	Open Pit / Iron Ore	Mining facilities and Pires

_____________

(1)	Environmental Impact Assessment – EIA. Permits or licenses have been obtained, are being renewed or are being processed in accordance with current regulations.

Following is an overview of our non-material mining property as of December 31, 2025:

Non-material Mining Properties
Name of mining operation	Location of the mining operation	Type and amount of ownership interest	Operator	Surface	Stage of the mining operation	Permits	Key condition of permit	Type of mine/ material	Beneficiation plant and other installations
		(%)		(Ha)
Fernandinho	Itabirito, MG	100	Minerios Nacional	147.0	Deactivated	Yes	–	Open Pit/ Iron Ore	–

_____________

(1)	The key permissions to guarantee the respective reserves are: mineral concessions; environmental licenses; and rights to use the property.

The following tables set forth each individual property’s production information for the indicated years:

Material Mining Properties
Name of mining operation	Location of the mining operation	Beneficiation plant and other installations	Aggregate production 2023 (*1000)	Aggregate production 2024 (*1000)	Aggregate production 2025 (*1000)
Casa de Pedra	Congonhas, MG	Mining facilities and Pires	33,400	40,290	40,370
Engenho	Congonhas, MG	Mining facilities and Pires	1,600	1,260	4,511

Non-material Mining Properties
Name of mining operation	Location of the mining operation	Beneficiation plant and other installations	Aggregate production 2023	Aggregate production 2024	Aggregate production 2025
			(tons)	(tons)	(tons)
Fernandinho	Itabirito, MG	Fernandinho Mine	–	–	–

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

To complement its iron ore mining properties, CSN Mineração operates TECAR, a solid bulk terminal located at the Port of Itaguaí, in the municipality of Itaguaí, state of Rio de Janeiro. The terminal is connected by MRS’ railway network to CSN Mineração’s mines and to the Presidente Vargas Steelworks, located in the municipality of Volta Redonda, state of Rio de Janeiro.

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

Casa de Pedra mine is an open pit operation with high grade hematite ore type (iron grade of approximately 64%) mixed with a large amount of itabirite ore type (iron grade of approximately 30-60%). Mine occurrences are represented by banded iron formations, varying from low grade (~Fe@30%) to medium/high grade types (~Fe@60%), and supergenous/hypogenous hematite (Fe@64%), all varying from fresh to hard material types. Some types of mineralized covers are also mixed to feed the plant. The geology framework is complex as a consequence of innumerous geological events that created an integrate grade variability scenario. For this reason, mapping and drilling are always reinforced and are one of the work priorities at Casa de Pedra mine.

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

The following table sets forth the production volume of iron ore in each of our mines in the last three years:

	Production(1)
	2023	2024	2025
Casa de Pedra(2) (Mt)	19.75	22.63	22.65
Grade(3) (%)	61.6%	61.9%	61.0%
Pires(2) (Mt)	8.49	9.39	10.51
Grade (%)	55.2%	53.1%	53.7
Fernandinho(2) (Mt)	0.61	0.41	0.53
Grade (%)	63.7%	62.0%	61.9%

_____________

(1)	In addition to its own production, CSN Mineração also purchased iron ore from third parties. Third-party purchase volumes were 14.3 million tons, 9.9 million tons and 12.4 million tons in 2023, 2024 and 2025, respectively.
(2)	Production information considers 100% of the mines.
(3)	Grade is the proportion of metal or mineral present in ore or any other host material.

The following table sets forth our consolidated sales in the periods presented:

	2023	2024	2025
Consolidated sales (Mt)	37.67	38.51	41.82

Our Iron Ore Mineral Resources and Mineral Reserves

The following table sets forth a summary of our iron ore resources and reserves, updated to December 31, 2025, considering our ownership interest in each property:

	Measured mineral resources		Indicated mineral resources		Measured + Indicated mineral resources		Inferred mineral resources
	Amount	Grades/ Qualities	Amount	Grades/ Qualities	Amount	Grades/ Qualities	Amount	Grades/ Qualities
	(million tons)	(% Fe)	(million tons)	(% Fe)	(million tons)	(% Fe)	(million tons)	(% Fe)
Iron ore:
Casa de Pedra Mine	105	39.8	969	37.6	1,074	37.8	1,180	37.1
Engenho Mine	151	40.2	37	46.9	188	41.5	10	43.5
Fernandinho Mine	42	39.8	49	39.2	92	39.5	50	39

_____________

Updated December/2025.

The following table sets forth our proven, probable and total mineral reserves at the Casa de Pedra and Engenho mines, as of December 31, 2025:

	Proven mineral reserves		Probable mineral reserves		Total mineral reserves
	Amount	Grades/ Qualities	Amount	Grades/ Qualities	Amount	Grades/ Qualities
	(million tons)	(% Fe)	(million tons)	(% Fe)	(million tons)	(% Fe)
Iron ore:
Casa de Pedra Mine	37.0	37.9	1,143.4	40.8	1,180.4	40.7
Engenho Mine	6.3	38.6	144.8	41.5	151.1	41.4

_____________

*We consider an average price of US$95 per ton for the economic analysis. Updated December/2025.

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

_____________

Notes:

Metallurgical recovery or mass recovery for PC/OS = 82.40%

Metallurgical recovery or mass recovery for P15 = 43.80% Overall metallurgical recovery or mass recovery = 52.60%

Cut-off grade: 22.40%

The following table sets forth a reconciliation with the depletion of mineral resources (exclusive of reserves) for Casa de Pedra mine and Engenho mine in each of 2023, 2024 and 2025, considering our ownership interest of 79.8% as of December 31, 2023, 69.01% as of December 31, 2024 and 69.01% as of December 31, 2025:

	As of December 31, 2023	2024 Depletion	2024 Net Difference	As of December 31, 2024	2025 Depletion	2025 Net Difference	As of December 31, 2025
	(million tons)
Mineral Resources	2,901	(419)	(14.44)%	2,482	29	1.16%	2,452

_____________

Note: Figures included in this table have been subject to rounding adjustments. Accordingly, figures shown as totals may not represent an arithmetic sum of the figures that precede them.

The following table sets forth a reconciliation with the depletion of mineral reserves for Casa de Pedra mine and Engenho mine in each of 2023, 2024 and 2025, considering our ownership interest of 79.8% as of December 31, 2023, 69.01% as of December 31, 2024 and 69.01% as of December 31, 2025:

	As of December 31, 2023	2024 Depletion	2024 Net Difference	As of December 31, 2024	2025 Depletion	2025 Net Difference	As of December 31, 2025
	(million tons)
Mineral Reserves	1,606	(219)	(15.26)%	1,389	29	2.2%	1,360

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

The following table sets forth certain information on the dams we operate as of the date of this annual report:

Name of the Dam/Dike	Company / Entrepreneur	Main Use	Substance	Height (m)	Capacity (m³)	Construction Method	Last Certification	Risk	Impact	Status
Casa de Pedra	CSN Mineração	Mining tailings containment	Iron Ore	79,7	65.374.575	Downstream	September-25	Low	High	Active
B4	CSN Mineração	Mining tailings containment	Iron Ore	17.00	13.001.821	Upstream	September-25	Low	High	Under decharacterization
B5	Decharacterized and deregistered with the relevant regulatory authorities
Batateiro de Baixo Dike	Decharacterized and deregistered with the relevant regulatory authorities
Pilha da Vila II Dike	Decharacterized and deregistered with the relevant regulatory authorities
Bichento IIIA Dike	CSN Mineração	Mining sediment containment	Gravel	19.38	249.369	Single stage	September-25	Low	Medium	Active
Esmeril IV Dike	CSN Mineração	Mining sediment containment	Gravel	41.44	773.697	Single stage	September-25	Low	High	Active
Lagarto Dam	Decharacterization works have been completed, and deregistration has been requested from the relevant regulatory authorities
Poço Fundo Dam	Decharacterized and deregistered with the relevant regulatory authorities
Auxiliar do Vigia Dam	Decharacterized and deregistered with the relevant regulatory authorities
B2 Dam	Minérios Nacional	Mining tailings containment	Iron Ore	41	2.616.466	Upstream	September-25	Low	High	Inactive
B2 Auxiliar Dam	Decharacterization works have been completed, and deregistration has been requested from the relevant regulatory authorities
Engenho Dike	Decharacterized and deregistered with the relevant regulatory authorities
Vigia Dam	Decharacterization works have been completed, the structure has been deregistered by FEAM, and it remains under passive monitoring by the ANM
Ecológica 1 Dam	Minérios Nacional	Mining sediment containment	Gravel	18,5	311.358	Downstream	September-25	Low	Medium	Active
Ecológica 2 Dam	Decharacterized and deregistered with the relevant regulatory authorities
B1 - Água Preta	Decharacterized and deregistered with the relevant regulatory authorities
B2 - Água Preta	Decharacterized and deregistered with the relevant regulatory authorities
B2 Dam	CSN Cimentos Brasil S/A	Water storage and intake	Dolomitic Limestone	11.00	544.367	Centerline	September-25	Low	High	Under decharacterization
B3 Dam	CSN Cimentos Brasil S/A	Limestone containment	Limestone	11.00	900.000	Single stage	September-25	Low	High	Under decharacterization
PIT-01	Decharacterized and deregistered with the relevant regulatory authorities
Taboquinha 01 - Crente	Estanho de Rondônia	Mining tailings containment	Tin-Bearing Alluvium	18.00	2.941.251	Upstream	September-25	Low	Medium	Dam has been decharacterized and is under active monitoring
Taboquinha 02 - Serra Azul	Estanho de Rondônia	Mining tailings containment	Tin-Bearing Alluvium	19.00	1.983.201	Upstream	September-25	Medium	Medium	Dam has been decharacterized and is under active monitoring
Taboquinha 03	Estanho de Rondônia	Mining tailings containment	Tin-Bearing Alluvium	9.00	1.708.100	Single stage	September-25	Medium	Medium	Under decharacterization
Taboquinha 04	Estanho de Rondônia	Mining tailings containment	Tin-Bearing Alluvium	16.00	2.253.100	Single stage	September-25	Low	Medium	Under decharacterization

Name of the Dam/Dike	Company / Entrepreneur	Main Use	Substance	Height (m)	Capacity (m³)	Construction Method	Last Certification	Risk	Impact	Status
Igarapava	Aliança Geração de Energia S.A.	Hydroelectric	Water	49.90	241.840.000	Compacted earth with upstream riprap protection and downstream grass cover	July-25	Low	High	Active
Itá (Dam) (1)	Engie Brasil	Hydroelectric	Water	125.00	5.100.000.000	Concrete-faced rockfill	September-25	Low	High	Active
Itá (dike 1) (1)	Engie Brasil	Hydroelectric	Water	22.00		Compacted earth with upstream and downstream riprap protection	September-25
Itá (dike 2) (1)	Engie Brasil	Hydroelectric	Water	22.00		Compacted earth with upstream and downstream riprap protection	September-25
Itá (dike 3) (1)	Engie Brasil	Hydroelectric	Water	29.00		Compacted earth with upstream and downstream riprap protection	September-25
Blang	CEEE-G	Hydroelectric	Water	20,7	50.000.000	Cyclopean concrete	January-25	Medium	High	Active
Canastra	CEEE-G	Hydroelectric	Water	25,4	242.000	Buttresses / reinforced concrete	January-25	Low	High	Active
Capigui I (Regularização)	CEEE-G	Hydroelectric	Water	20,5	42.058.000	Conventional concrete	January-25	Low	High	Active
Capigui II (Auxiliar)	CEEE-G	Hydroelectric	Water	6,1	10.000	Buttresses with timber facing.	January-25	Low	Low	Under decharacterization (the reservoir has been emptied and the timber facing has been removed, but the buttresses have not yet been removed; internal discussions are ongoing as to whether the dam will in fact be decommissioned
Capigui III (Captação)	CEEE-G	Hydroelectric	Water	5,2	30.000	Conventional concrete	January-25	Medium	Low	Active
Divisa	CEEE-G	Hydroelectric	Water	27,5	16.240.000	Conventional concrete	January-25	Low	High	Active
Ernestina	CEEE-G	Hydroelectric	Water	22,69	258.350.000	Rockfill	January-25	Low	High	Active
Ernestina Dike 1	CEEE-G	Hydroelectric	Water	5	-	Homogeneous earthfill	January-25	Low	High	Active
Ernestina Dike 2	CEEE-G	Hydroelectric	Water	5	-	Homogeneous earthfill	January-25	Low	High	Active
Forquilha	CEEE-G	Hydroelectric	Water	6,5	48.000	Stone masonry	January-25	Low	Low	Active
Guarita	CEEE-G	Hydroelectric	Water	8,75	60.000	Cyclopean concrete	January-25	Medium	Low	Active
Herval	CEEE-G	Hydroelectric	Water	11,85	153.000	Buttresses / reinforced concrete	January-25	Medium	Low	Active
Ijuizinho	CEEE-G	Hydroelectric	Water	6,9	56.000	Cyclopean concrete	January-25	Low	Low	Active
Itaúba	CEEE-G	Hydroelectric	Water	97	620.000.000	Earth-rockfill	January-25	Low	High	Active
Itaúba - Vertedouro	CEEE-G	Hydroelectric	Water	28,1	-	Conventional concrete	January-25	Low	High	Active
Ivaí	CEEE-G	Hydroelectric	Water	7,1	38.000	Cyclopean concrete	January-25	Low	Low	Active
João Amado	CEEE-G	Hydroelectric	Water	11,5	10.600.000	Cyclopean concrete	January-25	Low	High	Active
João Amado - Dique esquerdo	CEEE-G	Hydroelectric	Water	4,5	-	Homogeneous earthfill	January-25	Low	High	Active
Maia Filho	CEEE-G	Hydroelectric	Water	24,45	28.300.000	Conventional concrete	January-25	Low	High	Active
Passo do Inferno	CEEE-G	Hydroelectric	Water	8	200.000	Stone masonry	January-25	Medium	Low	Active
Passo Real	CEEE-G	Hydroelectric	Water	58	3.645.000.000	Earth-rockfill	January-25	Low	High	Active
Salto	CEEE-G	Hydroelectric	Water	10	13.970.000	Cyclopean concrete	January-25	Low	High	Active
Santa Rosa	CEEE-G	Hydroelectric	Water	7,2	65.000	Stone masonry	January-25	Low	Low	Active
Toca	CEEE-G	Hydroelectric	Water	4,5	10.000	Stone masonry	January-25	Low	Low	Active
Quebra Queixo	Cia. Energética Chapecó - CEC	Hydroelectric	Water	70	136.630.000	Concrete-faced rockfill	January-25	Low	High	Active
Santa Ana	Santa Ana Energética S.A.	Hydroelectric	Water	3,35	3.000	Conventional concrete	January-25	Low	Low	Active

Name of the Dam/Dike	Company / Entrepreneur	Main Use	Substance	Height (m)	Capacity (m³)	Construction Method	Last Certification	Risk	Impact	Status
Sacre 2	Brasil Central Energia Ltda.	Hydroelectric	Water	N/A (Natural river diversion)	N/A (Natural river diversion)	Natural river diversion	January-25	N/A	N/A	Active
Barroso containment dike	CSN Cimentos Brasil S/A	Mining sediment containment	Gravel	5.00	29.000	Rockfill	Not available — certification is not required for this dam.	Low	Low	Structure under evaluation for deregistration with the ANM

(1)	The dam and dikes (1, 2 and 3) comprise the reservoir of Itá hydroelectric.

We constantly work on changing our processes to reduce tailings deposits and we continue to execute our plan for the decommissioning or de-characterization of our inactive tailings dams pursuant to a timeline that is, as of the date of this annual report, being developed by our ESG and engineering teams.

Expanding our Mining Capacity

We have projects at an advanced stage of development with a robust investment plan to finance and accelerate iron ore production by our mining subsidiary CSN Mineração. CSN Mineração’s current business plan contemplates an expansion in annual production and third-party purchasing capacity from 45.6 million tons in 2025 to over 60 million tons per year in 2030, assuming we are able to complete all of our planned expansion projects.

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

Our Cement Segment

Our cement segment comprises seven integrated cement plants, six grinding and blending plants and 23 distribution centers throughout the Southeast, Northeast and Midwest of Brazil, in the states of Rio de Janeiro, Minas Gerais, São Paulo, Espírito Santo, Paraíba, Bahia and Goiás. For more information on our cement segment, see “—4A. History and Development of the Company—General—Cement.”

Cement Mining Properties

We own 100% of each of our cement mining properties and hold the respective mining and property rights for each such property.

All of our cement properties are operational as of the date of this annual report. The key permissions to guarantee the respective reserves are: mineral concessions; environmental licenses; and rights to use the property, all of which were in force as of December 31, 2025.

Following is an overview of our non-material mining properties as of December 31, 2025:

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

The following maps present the location of each non-material cement mining property:

Bocaina Mine – Arcos, MG:

Pitimbu – Alhandra, PB:

Mata do Ribeirão and Capoeira Grande – Barroso, MG:

Fazenda Campinho – Pedro Leopoldo, MG:

Boa Vista – Montes Claros, MG:

Saudade – Cantagalo, RJ:

45

Miramar – Caaporã, PB:

Each property includes a mine: (i) Arcos – Bocaina Mine; (ii) Alhandra – Pitimbu Mine; (iii) Barroso Plant – Capoeira Grande Mine and Mata do Ribeirão Mine; (iv) Pedro Leopoldo Plant – Pedro Leopoldo Mine (Fazenda Campinho); (v) Montes Claros Plant – Mining complex of Montes Claros; (vi) Cantagalo Plant – Cantagalo (Saudade Mine); and (vii) Caaporã Plant – Caaporã (Miramar Mine).

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

The following table sets forth information on our plants as of December 31, 2025:

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

The following tables set forth each individual property’s production information for the indicated periods:

Name of mining operation	Location of the mining operation	Beneficiation plant and other installations	Aggregate production 2023	Aggregate production 2024	Aggregate production 2025
			(tons)	(tons)	(tons)
Bocaina	Arcos, MG	Bocaina Mine and Tin (ERSA)	4,847,461	5,792,406	6,007,668
Pitimbu	Alhandra, PB	Pitimbu Mine	1,373,910	1,782,612	1,586,911
Capoeira Grande	Barroso, MG	Capoeira Grande Mine	344,952	475,820	451,270
Mata do Ribeirão	Barroso, MG	Mata do Ribeirão Mine	2,059,997	1,810,129	1,985,478
Fazenda Campinho	Pedro Leopoldo, MG	Fazenda Campinho Mine	1,551,685	1,778,456	1,853,109
Boa Vista	Montes Claros, MG	Boa Vista Mine	1,052,509	1,042,368	1,042,915
Saudade	Cantagalo, RJ	Saudade Mine	941,101	1,082,855	1,082,951
Miramar	Caaporã, PB	Miramar Mine	1,814,471	1,654,651	1,550,954

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

The following tables set forth the measured and indicated proven reserves, resources and mine life for each of our cement properties, in each case as of December 31, 2025. These figures reflect a comprehensive update of our mine planning studies and incorporate revised projections of limestone consumption in our industrial operations. The figures are therefore not directly comparable to those reported in our prior annual reports, which were based on earlier mine planning studies.

Alhandra Plant
Mine	Resource and Reserve	Limestone Mt
Pitimbu	Proven Reserve	12.2
	Probable Reserve	21.6
	Resources (Indicated)	153.6

	Mine Life (years) - Proven + Probable Reserves	19.5

Arcos Plant
Mine	Resource and Reserve	Limestone Mt
Bocaina	Proven Reserve	256.5
	Probable Reserve	0
	Resources (Measure)	312.5

	Mine Life (years) - Proven + Probable Reserves	37.2

Barroso Plant
Mine	Resource and Reserve	Limestone Mt
Capoeira Grande	Proven Reserve	11.0
	Probable Reserve	0
	Resources (Measure)	16.3
Mata do Ribeirão	Proven Reserve	79.5
	Probable Reserve	0
	Resources (Measure)	8.1

	Mine Life (years) - Proven + Probable Reserves	37.7

Caaporã Plant
Mine	Resource and Reserve	Limestone Mt
Miramar	Proven Reserve	128.3
	Probable Reserve	89.4
	Resources (Measure)	10.0

	Mine Life (years) - Proven + Probable Reserves	125.2

Cantagalo Plant
Mine	Resource and Reserve	Limestone Mt
Saudade	Proven Reserve	31.4
	Probable Reserve	54.7
	Resources (Measure)	22.3

	Mine Life (years) - Proven + Probable Reserves	74.0

Montes Claros Plant
Mine	Resource and Reserve	Limestone Mt
Boa Vista e Expansão Boa Vista	Proven Reserve	44.1
	Probable Reserve	0
	Resources (Measure)	12.7

	Mine Life (years) - Proven + Probable Reserves	31.5

Pedro Leopoldo Plant
Mine	Resource and Reserve	Limestone Mt
Fazenda Campinho	Proven Reserve	43.9
	Probable Reserve	0
	Resources (Measure)	5.6
Campinho Sul	Proven Reserve	0.0
	Probable Reserve	0
	Resources (Measure)	40.0

	Mine Life (years) - Proven + Probable Reserves	22.0

The following table sets forth the pit optimization parameters for our non-material cement properties in millions of Brazilian reais, as of December 31, 2025:

	Alhandra	Arcos	Barroso	Caaporã	Cantagalo	Montes Claros	Pedro Leopoldo
Fuel	3,078,236	10,950,544	5,482,365	3,012,177	2,933,588	1,883,368	2,863,158
Electric Energy	1,644,000	3,380,018	1,556,523	338,079	64,906	93,772	892,000
Other Variable Costs	2,140,452	5,382,892	2,066,595	758,367	1,082,429	1,105,247	1,608,231
Variable Cost	6,862,688	19,713,454	9,105,483	4,108,623	4,080,924	3,082,387	5,363,389
Labor Expenses	6,904,881	18,245,222	4,601,231	2,465,075	3,391,283	4,269,185	2,943,688
Third Party Services	2,383,157	7,413,724	2,796,180	4,260,648	392,260	3,772,488	3,454,138
Maintenance (Material and Services)	1,197,039	14,951,022	4,514,559	376,081	595,548	943,965	1,309,038
Other Fixed Costs	1,238,975	4,683,429	1,679,217	–	496,834	3,950,028	497,000
Fixed Cost	11,724,052	45,293,396	13,591,216	7,101,804	4,091,406	12,935,665	8,203,864
Cash Cost	18,586,739	65,006,850	22,696,700	11,210,427	8,172,329	16,018,052	13,567,253
Price*	~10%	~10%	~10%	~10%	~10%	~10%	~10%

_____________

*	With respect to price parameters, we assume a margin of 10% over total cost of goods sold, since we do not conduct direct sales. With respect to commodity price, pricing dynamics for cement are a function of local supply and demand and are not, like other commodities such as steel and iron ore, pegged to an index or to global commodity prices. In addition, cement prices take into account the costs of cement plants, which may vary by plant and by company.

Our Logistics Segment

A number of railways and port terminals comprise the logistics system that integrates our mining, steelmaking and cement units. For more information on our logistics segment, see “—4A. History and Development of the Company—General—Logistics.”

Railways

Southeastern Railway System

MRS has a concession to operate Brazil’s Southeastern railway system until 2056. As of December 31, 2025, we held 37.49% (7.58% directly and 29.91% through CSN Mineração) of MRS’s total capital. For more information, see “Item 5. Operating and Financial Review and Prospects—5B. Liquidity and Capital Resources––Off-Balance Sheet Arrangements—“Take-or-Pay” Contractual Obligations.”

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

In 1997, we were awarded a concession granting the exclusive right to operate cargo transportation at the railway that belonged to Rede Ferroviária Federal S.A., or RFFSA, which we currently call Northeastern Railway System I, effective January 1, 1998, and the preference to operate cargo railway transportation in any new tracks of the Northeastern Railway System that the Brazilian government may elect to build.

Further, in 2005, we executed a letter of intent with the Brazilian government (the grantor of this concession) to enable the development of new tracks and certain other improvements of the Northeastern Railway System, in a project called “Nova Transnordestina.” The Nova Transnordestina project discussions resulted in the execution, in 2013 and 2014, of (i) a conduct adjustment agreement (termo de ajustamento de conduta), or TAC, that settled all claims of non-compliance by us with the original concession agreement until 2012, and (ii) multiple agreements, including an investment agreement (discussed below) and a new concession, pursuant to which we were granted the right to develop and operate new tracks and the Northeastern Railway System management was divided into the following two sub-railway systems:

•	Northeastern Railway System I, which is operated by our subsidiary FTL, encompasses the RFFSA network, covering the stretches between the cities of São Luís – Altos, Altos – Fortaleza, Fortaleza – Souza, Souza – Recife/Jorge Lins, Recife/Jorge Lins – Salgueiro, Jorge Lins – Propriá, Paula Cavalcanti – Cabedelo and Itabaiana – Macau, with a total of 4,238 km of railways, of which 1,191 km are operational. We are negotiating with the National Agency for Ground Transportation (Agência Nacional de Transportes Terrestres), or ANTT, to return the remainder of the tracks into operation. As of December 31, 2025, we held 92.71% of the capital stock of FTL and its concession extends until 2027, renewable for an additional 30 years. As of December 31, 2025, R$40.5 million in concession payments were outstanding over the remaining years of the concession.
•	Northeastern Railway System II, which is under construction by our jointly controlled investee TLSA, will encompass the new network, covering the stretches between the cities of Eliseu Martins – Trindade, Trindade – Salgueiro, Salgueiro – Missão Velha and Missão Velha – Porto de Pecém, with an expected extension of 1,206 km that will connect the interior of Northeast Brazil to Porto de Pecém. As of December 31, 2025, we held 33.89% of the capital stock of TLSA and its concession extends until the earlier of 2057 or the date when TLSA recovers its invested equity at an annual return rate of 6.75%.

In September 2013, we entered into an investment agreement, or the TLSA Investment Agreement, with Infra S.A., or Infra, and the Northeast National Development Fund (Fundo Nacional de Desenvolvimento do Nordeste), or FDNE, two Brazilian government entities focused on infrastructure and the development of the northeastern region and our shareholders in TLSA. Under the TLSA Investment Agreement, we, Infra and FDNE agreed on a budget of R$7.5 billion to complete the construction of the Northeastern Railway System II. Infra and FDNE have approved an updated budget of approximately R$14.9 billion, and an amendment to the TLSA Investment Agreement has been executed.

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

Infra’s non-compliance with material obligations under the TLSA Investment Agreement has also contributed to a slow pace of construction of the new tracks, resulting in the revised budget.

In the end of 2019, ANTT recommended the expiry of the concession contract for the Northeastern Railway System I, and in the first semester of 2020, ANTT recommended the expiry of the concession contract for the Northeastern Railway System II. The concessionaires requested the revision of both decisions. In December 2022, the concession contract for the Northeastern Railway System II was renewed for a new 30-year term beginning December 31, 2027, while the renewal of the Northeastern Railway System I concession remains under negotiation.

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

In December 2024, TLSA and Banco do Nordeste executed an amendment to the long-term financing agreement from FDNE, providing for an additional R$3.61 billion in funding and increasing the total project investment to R$7.48 billion through the issuance of debentures, 50% of which are convertible. The amendment also establishes new rules regarding fund disbursement, use of proceeds, guarantees, and other contractual terms.

In 2025, pursuant to the amended long-term financing agreement with FDNE, TLSA received aggregate disbursements of R$1.7 billion, comprising R$400 million in January 2025 and R$600 million in June 2025 (both corresponding to partial releases of the first R$1.0 billion tranche) and R$700 million in December 2025 (a partial release of the second R$1.0 billion tranche).

Also in 2025, TLSA received capital increases totaling R$1.61 billion, consisting of R$816 million from FDNE and R$792 million from CSN, through advances for future capital increases. These capital increases strengthened TLSA’s capitalization and supported the continuity of the project’s investment plan.

In addition, in October 2025, TLSA converted 50% of the debentures outstanding under the FDNE financing arrangement, in an aggregate principal amount of approximately R$3.6 billion, into equity. This conversion reduced the project’s outstanding indebtedness and improved TLSA’s capital structure and leverage profile.

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

Container Terminal

We indirectly own substantially all of TECON, which holds a concession to operate the container terminal at Itaguaí Port for a 25-year term expiring in 2026. As of the date of this annual report, the renewal of this concession is under negotiation. In 2025, we paid R$52.3 million under the concession agreement, and as of December 31, 2025, no further amounts were payable.

The Itaguaí Port is located in Brazil’s southeast region, within 500 km of the principal exporting and importing regions in the states of São Paulo, Minas Gerais and Rio de Janeiro. Favorable natural conditions, including naturally deep waters and a low level of urbanization in the area surrounding Itaguaí Port, allow large vessels to operate and contribute to highly competitive service pricing. Following TECON’s investments in infrastructure and equipment, terminal capacity increased to 440,000 containers (660,000 TEUs) per year. Additional improvements implemented since 2019 have further enhanced service levels and productivity, including certification of maritime access and berths for a 15.4-meter draft, including tides, which we believe is the deepest in the east coast of South America, as well as the acquisition of new equipment.

In 2025, we continued to invest in upgrading our operational facilities and complying with regulatory requirements. In addition, in the same year, we purchased 24 terminal tractors, which improved our operational capacity. TECON will keep investing in the project expansion to increase its capacity by approximately 40%, which would make it one of the largest port terminals in Brazil, with a nominal capacity of 1,000,000 TEUs per year. This expansion project, which is under discussion with regulatory agencies, includes a quay extension of 273 meters, with a total resulting length of 1,083 meters, acquisition of two new gantry cranes (ship-to-shore) for larger container carriers, acquisition of additional yard civil works and equipment, and dredging of the access channel and maneuvering basin

In 2025, TECON moved 126 thousand containers, 803 thousand tons of steel products, 21 thousand tons of general cargo and 574 thousand tons of dry bulk, compared to 135 thousand containers, 1.3 million tons of steel products, 58.3 thousand tons of general cargo and 658.5 thousand tons of dry bulk in 2024.

The decrease in container volume in 2025 was mainly due to the impact of tariffs imposed on steel products in the United States, which negatively affected steel shipments through the terminal. Even with the decrease in container volume, TECON continued to serve other markets and processed a diversified range of cargo, including wood and other steel products, as well as billets, wire rod, plates, tubes, transformers and dry bulk.

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

Itá Hydroelectric Facility

We hold a 29.50% equity interest in the Itá hydroelectric facility, as we and Engie Brasil each own 48.75% of ITASA, a special-purpose company formed to own and operate, under a 30-year concession granted in 2000, 60.5% of the Itá hydroelectric facility on the Uruguay River in Southern Brazil. Itambé owns the remaining 2.5% of ITASA. Engie Brasil directly owns the remaining 39.5% of the Itá hydroelectric facility, which has an installed capacity of 1,450 MW. The amount of energy generated by Itá represented approximately 60% of CSN Siderurgia’s energy consumption in 2025.

Igarapava Hydroelectric Facility

We own 17.92% of a consortium that built and has the right to operate, until September 2031, the Igarapava hydroelectric facility. Other consortium members are Aliança, L.D.R.S.P.E. Geracão de Energia e Participações Ltda. and AngloGold. The facility has an installed capacity of 210 MW. The amount of energy generated by Igarapava represented approximately 8% of CSN Siderurgia’s energy consumption in 2025.

Santa Ana Hydroelectric Facility

CSN Cimentos and our energy subsidiary CSN Energia own 100% of Santa Ana Energética S.A., which holds the concession for the Santa Ana hydroelectric power plant that has an installed capacity of 6.3 MW and is located in the state of Santa Catarina, in southern Brazil. The amount of energy generated by Santa Ana represented approximately 3% of CSN Cimentos’ energy consumption in 2025.

Sacre II Hydroelectric Facility

CSN Cimentos and our energy subsidiary CSN Energia own 100% of Topázio Energética S.A., which holds, through its subsidiary Brasil Central Energia Ltda., the concession for the Sacre II hydroelectric power plant that has an installed capacity of 30 MW and is located in the state of Mato Grosso, in the midwestern region of Brazil. The amount of energy generated by Sacre II represented approximately 22% of CSN Cimentos’ energy consumption in 2025.

Quebra-Queixo Hydroelectric Facility

CSN Mineração and our energy subsidiary CSN Energia own 100% of CEC, which holds the concession for the Quebra-Queixo hydroelectric power plant that has an installed capacity of 120 MW and is located in the state of Santa Catarina, in southern of Brazil. The amount of energy generated by Quebra Queixo supplied 100% of CSN Mineração’s energy consumption in 2025.

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

Marketing, Organization and Strategy

Flat Steel

Our steel products are sold both domestically and abroad to a broad range of industries, including the automotive, home appliance, packaging, construction and civil engineering sectors and steel processing industries.

Our sales approach is customer-oriented and based on long-term relationships. We seek to deliver high-quality products by developing close relationships with our customers, focusing on their specific needs, and providing tailor-made solutions.

Our distribution network division is responsible for supplying large steel processors and distributors. In addition to independent distributors, we also rely on our own distributor, Prada Distribuição. The pipes division supplies manufacturers of oil and gas pipe as well as industries that produce small diameter pipes and light profiles. The packaging division works in an integrated way with suppliers, representatives of the canning industry, and distributors in order to respond to customer demand for finished products. We supply the automotive division through a specialized mill, CSN Porto Real, as well as through a portion of the galvanized materials produced at Presidente Vargas Steelworks, thereby benefitting from a combined sales strategy.

Historically, our sales in international markets were primarily conducted through international brokers. However, as part of our strategy to establish direct, long-term relationships with end-users, we have reduced our reliance on brokers and have focused on direct sales to more profitable international markets.

All of our sales are on an order basis and have an average delivery time of 45 days. As a result, our production levels closely reflect our order book. We forecast sales trends in both the domestic and international markets based on historical data and general economic outlooks. We have our own data systems to monitor developments in the Brazilian and international markets. Our management believes that maintaining a presence in international markets is a key factor to our success, as it provides us with the flexibility to shift sales between domestic and international markets depending on market conditions.

Unlike other commodity products, steel is not traded on an exchange, nor has uniform pricing, due to significant differences in size, quality and specifications. In general, we price export sales based on prevailing international spot prices for steel at the time of sale, denominated in U.S. dollars or euros, depending on the destination. Sales are generally paid within 28 days, and, in the case of exports, usually backed by a letter of credit and an insurance policy. Sales are made primarily on cost and freight terms.

Sales by Geographic Region

In 2025, we sold steel products to customers in Brazil and in 15 other countries. Fluctuations in the share of total sales assigned to domestic and international markets, as presented in the table below, reflect our ability to reallocate sales in response to changes in domestic and international market conditions, as well as variation in steel demand and prices.

The two main export markets for our products are Europe and North America, representing approximately 60% and 17%, respectively, of our export sales volume in 2025. The following table sets forth the geographic break-down of our steel product exports by destination in 2025:

	2025
	Tons	% of Total	Net Operating Revenues	% of Total

Brazil	3,078	73%	16,005,141	73%
Export	1,132	27%	6,020,662	27%
Total	4,210	100%	22,025,803	100%
Exports by Region
North America(1)	171,6	15%	1,055,824	17%
Latin America	4,9	1%	42,956	1%
Europe	745,9	66%	3,664,868	61%
Other	209,9	19%	1,257,015	21%

_____________

(1)	Sales to Mexico are included in North America.

Sales by Product

The following table sets forth our sales breakdown by product in Brazil in the periods indicated:

	2023	2024	2025
Domestic Sales Breakdown
Hot-rolled products	40%	43%	42%
Cold-rolled products	12%	12%	10%
Galvanized products	30%	29%	31%
Tin plates products	9%	7%	7%
Long steel	9%	9%	9%

Sales by Industry

We sell our steel products to manufacturers in several industries. The following table sets forth our breakdown by market segment of domestic volume shipped in the periods indicated:

	2023	2024	2025
Sales Breakdown	(in percentages of total domestic volume shipped)
Distribution network	32%	35%	33%
Industrial	15%	16%	16%
Packaging	9%	8%	11%
Automotive	15%	13%	13%
Home appliances	10%	16%	11%
Construction	19%	19%	18%

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

Long Steel – Volta Redonda

In 2013, we started the production of long steel in Volta Redonda. This plant has a production capacity of 500 kt/year when fully operational, providing the domestic market with long steel products for civil and industrial construction.

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

In 2025, our iron ore sales reached 45.8 million tons, which represent a 7.7% increase compared to 2024 and marking the first time in our history that annual sales exceeded the 45 million ton mark. Of this total, 41.8 million tons corresponded to sales to third parties and 4.0 million tons to sales to our steel mills. Production plus ore purchases also reached a record 45.5 million tons in 2025.

Total mining net revenue increased 17.6% in 2025, mainly due to an increase in sales volume and in realized iron ore prices. The share of mining segment revenue in our total net revenue increased from 30.0% in 2024 to 34.4% in 2025.

In 2025, 85.3% of our iron ore export sales went to the Asian market, mainly China, and 4.2% were sold in the European market. Of our total sales volume to third parties, 91.8% were sinter feed and 8.2% were lump ore.

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

We have adopted a strategic approach focused on expanding our geographic footprint and increasing production capacity to strengthen our position in the Brazilian cement market. CSN Cimentos is making significant investments in new production units and in the expansion of existing facilities. As of the end of 2025, CSN Cimentos operated 13 cement manufacturing plants, served over 15,000 customers and maintained 23 distribution centers across the country.

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

In 2025, our cement sales reached 13.4 million tons, which represents a decrease of 0.97% compared to 2024. Total cement net revenue increased 2.93% in 2025, reflecting not only a greater commercial activity, but also the entire strategy to advance in the product chain with greater added value.

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

We also maintain an operational risk insurance policy covering property damage and business interruption for certain key subsidiaries, including Siderúrgica Presidente Vargas, CSN Mineração, and TECON. This policy is renewed annually with both domestic and international insurers and reinsurers. Our current policy, effective through September 2026, provides maximum indemnity coverage of US$225.0 million for a total insured value of US$11.0 billion, subject to a deductible of US$310.0 million for property damage and 45 days for business interruption losses.

Additionally, we maintain separate insurance policies for other entities operating within our steel, mining, cement, logistics, and energy segments, with a combined maximum coverage limit of US$93.0 million, each subject to its own applicable deductible.

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

The last few years were marked by important initiatives toward the growth and expansion of our operations and the development of our ESG agenda. In February 2021, we installed our ESG committee, which is a non-statutory advisory committee to our board of directors. Our ESG committee is responsible for (i) defining our ESG strategies, (ii) identifying ESG risks and opportunities, (iii) developing projects to further our innovation agenda and (iv) monitoring corporate projects aligned with our strategic priorities.

We disclose detailed sustainability measures and data on our ESG webpage and in our annual integrated report on sustainability, which is available on our ESG webpage. The information on our ESG webpage and in our annual integrated report on sustainability is not part of, or incorporated by reference into, this annual report.

Environmental Matters

We continuously seek to transform natural resources into sources of economic prosperity through sustainable projects. In 2025, we continued our sustainability initiatives to mitigate and offset the environmental impacts of our activities by allocating R$0.9 billion to environmental initiatives. Our investments in environmental sustainability in 2025 were mainly related to: (i) operation, maintenance and retrofitting of environmental control equipment mainly related to air protection and water efficiency; (ii) tailing dams decommissioning; and (iii) rehabilitation of degraded areas.

Climate Change

Since 2013, we have conducted an inventory of greenhouse gas emissions, following the guidelines of the greenhouse gas Protocol. We have aimed to optimize our carbon management, risk mitigation and adaptation to climate change and, in 2025, for the 13th consecutive year, we received the Gold Seal for having reported the emissions from all our units and submitting them to external verification. All our operational units located in Brazil and Germany utilize electricity from renewable sources. As a result, emissions from scope two, as per the market-based approach, are considered zero greenhouse gas protocol for those two countries. Through our energy generating assets, we are considered 100% self-sufficient in renewable energy, with new investments in renewable power plants planned.

Moreover, we annually report to the Carbon Disclosure Project or CDP, an international non-profit organization that seeks to further transparency of the environmental impact of companies’ operations, specific information related to climate change and water security. The CDP rating as of February 2026 was B for climate change and A- for water security. CSN Cimentos achieved A- list status. In 2025, CSN Cimentos also released its second climate action report, detailing advances in climate strategy, governance, and risk management.

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

In the steel segment, our decarbonization target is a 20% reduction by 2035. In 2025, we achieved a reduction of approximately 7.4% compared to the base year. Moreover, we advanced the implementation of energy efficiency technologies and steel gas recovery systems, including investments in a 5 MW CSN Paraná plant currently in the installation and commissioning phase, with operations expected to begin in 2026.

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

Water Resources

We source groundwater and surface water for various purposes, including human consumption, industrial processes, and cooling systems. To ensure responsible resource use, we maintain structured practices focused on optimizing consumption and properly treating wastewater generated by our operations, with emphasis on water security, business continuity, and environmental impact minimization.

As a result, UPV maintains water intake intensity below the global steel sector average and achieved a 94.5% water recirculation rate in 2025. In the same period, CSN Mineração achieved a 92.8% recirculation rate, with performance reaching 0.20 m³ of water per ton of ore processed.

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

Additionally, our special sales department has been increasingly seeking opportunities to sell unused materials and by-products, aiming for zero landfill waste and for internal reutilization. In 2025, the special sales department achieved over R$278 million in revenue from commercializing unused materials and by-products.

Revalora is a strategic business unit within CSN Cimentos dedicated to transforming and recovering value from industrial and urban waste, in line with circular economy principles and our CO₂ emission reduction targets. The Revalora platform manages waste streams for use as alternative fuel in cement kilns, leveraging existing co-processing capabilities and strengthening our sustainable operations.

In 2025, CSN Cimentos maintained an average thermal substitution rate of approximately 27%, demonstrating progress toward our commitment to reduce fossil fuel dependency and minimize environmental impact through waste repurposing.

Biodiversity and Ecosystem Services

We protect 90,300 hectares of natural areas representing approximately four times the area occupied by our operations. In addition, for more than 20 years we have carried out programs for monitoring fauna and flora in the areas potentially impacted by our operations.

Our ESG committee has biodiversity as one of its priority agenda items and has formed a working group to develop action plans to protect the biomes where our operations are conducted. In 2024, we implemented the Biodiversity Index for Operations in all our applicable units, which is based on the Biodiversity Indicator and Reporting System guide from the International Union for Conservation of Nature and measures the biodiversity condition of our operational units.

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

In 2023, a formal human rights due diligence process took place in the municipality of Congonhas, state of Minas Gerais, where Casa de Pedra Mine is located. The work was developed based on the framework of the UN Guiding Principles for Business & Human Rights, used as the main tool to identify risks and impacts on human rights associated with our business activities.

The due diligence process, along with the action plan, aims to mitigate potential human rights risks, strengthening our practices. In 2025, 92% of these actions were already completed or underway, reinforcing our commitment to human rights protection. The unit continues to implement the mitigation plan, led by a dedicated multidisciplinary team.

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

In 2025, we met our target of doubling the share of women in the workforce relative to the 14% recorded in 2020. By the end of 2025, we reached 28% female representation, fulfilling our commitment and marking a meaningful advance in gender diversity. This result reflects an expansion of employment opportunities, income generation and career development for women in a sector historically characterized by low female participation.

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

Additionally, through the CSN Foundation, we collaborate with local communities to foster social, educational, and cultural development. In 2025, we invested R$48 million in social responsibility initiatives. This included the granting of scholarships to 257 young people and support for projects that impacted over 6,200 people.

Safety and Health

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

In 2025, we recorded a 10% reduction in events that could lead to fatalities or life-threatening injuries compared to 2024. During the same period, the rate of accidents with and without lost time among employees and contractors remained at 1.9 per million hours worked.

Lusosider in Portugal and SWT in Germany hold Health Management System and Management System and Occupational Safety certifications by ISO 45.001:2018. CSN Paraná underwent an adaptation process to comply with ISO 45.001:2018.

Governance Matters

We are dedicated to the continuous enhancement of our governance framework through the development and refinement of mechanisms within our governance committees.

We have a Code of Conduct that reinforces our ethical standards and the values that apply to all of our employees, including executive officers and directors. Instances of non-compliance with our Code of Conduct or with other policies, whether by employees, executive officers, directors, suppliers, or service providers, are subject to disciplinary measures, ranging from verbal or written warnings to suspension or dismissal or, in the case of third parties, termination of the relationship. We maintain a whistleblower channel for reports of suspected instances of non-compliance with our Code of Conduct or with other policies. In 2025, 100% of our employees were trained in compliance, covering our Code of Conduct and Anti-Corruption Policy.

For more information on our Code of Conduct, see “Item 16. Reserved—16B. Code of Ethics.”

Regulatory Matters

Environmental Regulation

We are subject to Brazilian federal, state and municipal environmental laws and regulations governing air emissions, water waste discharges, dams, solid and hazardous waste handling and disposal, wildlife management, forest maintenance, dangerous products transportation and preservation of traditional communities. We are committed to controlling the substantial environmental impact caused by our steelmaking, mining, cement, logistics and energy operations, in accordance with international standards and in compliance with environmental laws and regulations in Brazil. We believe we are in material compliance with applicable environmental requirements. While the Brazilian government has authority to promulgate environmental regulations setting forth minimum standards of environmental protection, state and local governments have the power to enact more stringent environmental regulations.

We are subject to regulation and supervision by the Brazilian Ministry of Environment (Ministério do Meio Ambiente), or MMA, the environmental national council (Conselho Nacional do Meio Ambiente), or CONAMA, which is responsible for enacting technical regulations and environmental protection standards, and the Brazilian Institute of Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or IBAMA, which is responsible for enforcing environmental laws at the federal level. These agencies constitute the National Environmental System, or SISNAMA, which establishes the administrative framework for environmental policy in Brazil.

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

We are exposed to laws and regulations such as the law the state of Rio de Janeiro, which requires steelmaking and cement facilities to present action plans to reduce greenhouse gas emissions when renewing or applying for operational licenses. At the federal level, the environmental national council (Conselho Nacional do Meio Ambiente), which is responsible for enacting technical regulations and environmental protection standards, issued Resolution No. 436/2011 to address air emissions that obliged steel companies to comply with certain emission standards as of December 2018, including adjustments in the filters of plant chimneys. Moreover, the Brazilian government has established a national policy for solid waste (Política Nacional de Resíduos Sólidos), which provides for strict guidelines for solid waste management and industry targets for reverse logistics as part of the environmental licensing process. Finally, a new regulatory framework for mining operations was issued in June 2018, which has imposed regulations on our mining operations, including requests for environmental recovery of areas and investments for the granting of mining concessions.

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

Considering the current mining environment in Brazil following accidents of other mining companies in the cities of Mariana and Brumadinho, in the state of Minas Gerais, involving the breaking of upstream mining dams, changes in applicable laws or regulations could require us to modify our technologies and operations and to make unexpected capital expenditures. Capital expenditures that we have already made may not generate the returns we expected, if any. In addition, new or more stringent environmental licensing requirements for our project operations, specifically for our dams, could be imposed on us and we may encounter delays in obtaining environmental or other operating licenses, or not be able to obtain or renew them. These events and additional costs may have a negative impact on us and the return from our projects and may render certain projects economically or otherwise unfeasible. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Our activities depend on authorizations, concessions, licenses and permits, and changes in applicable laws, regulations or government measures could adversely affect us” and “—We are subject to environmental, health and safety incidents and current, new or more stringent regulations may result in liability exposure and increased capital expenditures.”

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

Protectionist Measures

Over the past several years, exports of steel products from various countries and companies, including Brazil and us, have been the subject of anti-dumping, countervailing duty and other trade related investigations in importing countries. These investigations have resulted in duties that limit our access to certain markets. Worldwide, our exports are subject to the protectionist measures summarized below.

United States: Anti-dumping (AD) and Countervailing Duties (CVD)

In the United States, trade remedy proceedings are conducted under the supervision of the U.S. Department of Commerce, the U.S. International Trade Commission, or ITC, and the U.S. Customs and Border Protection, or CBP.

Corrosion Resistant Products

In September 2024, Steel Dynamics, Inc., Nucor Corporation, United States Steel Corporation, Wheeling-Nippon Steel, Inc., and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, filed an antidumping petition with respect to certain corrosion resistant steel products, or CORE, from Australia, Brazil, Canada, Mexico, the Netherlands, South Africa, Taiwan, Turkey, the UAE, and Vietnam. The anti-dumping petitions were accompanied by countervailing duty petitions concerning imports of CORE from Brazil, Canada, Mexico, and Vietnam.

In October 2024, the U.S. Department of Commerce initiated antidumping and countervailing duty investigations on imports of CORE from Brazil, and the ITC issued affirmative preliminary injury determinations. The Commerce Department subsequently issued affirmative preliminary determinations in the countervailing duty investigation in February 2025 and in the antidumping investigation in April 2025. In September 2025, both investigations resulted in affirmative final determinations.

Section 232

In April 2017, the President of the United States, Donald Trump, requested an investigation under Section 232 of the U.S. Trade Expansion Act of 1962 to determine whether steel imports were harming U.S. national security. As a result of this investigation, in March 2018, the United States imposed Section 232 measures in the form of a 25% ad valorem tariff on imported steel. Brazil initially obtained a temporary suspension of the measure until the end of April 2018, which was later extended through the end of May 2018. Thereafter, Brazil entered into an agreement with the United States, establishing quotas for semi-finished steel products based on average exports between 2015 and 2017 and quotas for finished steel products based on average exports volumes for the same period, subject to a 30% reduction. Section 232 measures affected our exports of slabs, cold and hot-rolled steel sheets, pre-painted corrosion resistant, Al-Zn and tin mill products.

In February 2025, President Donald Trump signed executive orders increasing tariffs on steel and aluminum and certain derivative products from all countries to a flat 25% tariff. This measure directly affected suppliers in Brazil and other countries, including us.

In June 2025, President Trump signed a proclamation increasing the Section 232 tariff on steel and aluminum products, as well as certain derivative products, from 25% to 50%, effective June 4, 2025.

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

Consequently, the European Commission extended the measures until July 2026. The safeguard measure is expected to be replaced by a new steel trade measure from July 2026, subject to completion of the European Union legislative process.

CBAM

European Union Regulation No. 2023/956 established the Carbon Border Adjustment Mechanism, or CBAM, which applies to imports of certain carbon-intensive goods, including cement, iron, steel and aluminum. CBAM addresses the risk of carbon leakage by requiring European Union importers to account for the embedded carbon emissions associated with covered products. A transitional phase began in October 2023 and ran through December 2025, during which importers were required to submit quarterly emissions reports but did not face financial obligations. The definitive regime entered into force in January 2026, under which European Union importers must purchase CBAM certificates corresponding to the embedded emissions of covered imports.

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

Anti-dumping Measures in Force

Tin mill products: In February 2024, DECOM initiated an anti-dumping investigation concerning the imports of tin mill products (tin free steel and tin plate) originating from China.

In October 2024, the executive management committee of Brazil’s Foreign Trade Chamber approved the affirmative preliminary determination and application of provisional anti-dumping of tin mill products from China. The provisional duties were applied for a period of up to six months, in the form of a specific rate set in U.S. dollars per ton. The final affirmative determination was issued on August 2025. The dumping profit margins found ranged from US$284,34 to US$499,35 per ton.

Cold Rolled Products: In August 2024, DECOM initiated an anti-dumping investigation concerning the imports of cold rolled products originating from China.

In March 2025, DECOM’s preliminary findings concluded that the effects of dumping in the exports of cold-rolled flat products to Brazil caused the deterioration in the domestic industry’s indicators. The final affirmative determination was issued on February 2026. The dumping profit margins found ranged from US$322,93 to US$641,73 per ton.

Corrosion resistant products (HDG and AlZn): In September 2024, DECOM initiated an anti-dumping investigation concerning the imports of corrosion resistant products originating from China.

In April 2025, DECOM’s preliminary findings concluded that the effects of dumping in the exports of corrosion resistant products to Brazil caused the deterioration in the domestic industry’s indicators. The final affirmative determination was issued on February 2026. The dumping profit margins found ranged from US$284,98 to US$709,63 per ton.

Pre-painted products: In September 2024, DECOM initiated an anti-dumping investigation concerning the imports of pre-painted products originating from China and India.

In April 2025, DECOM’s preliminary findings concluded that the effects of dumping in the exports of pre-painted products to Brazil caused the deterioration in the domestic industry’s indicators. The final affirmative determination was issued on January 2026. The dumping profit margins found ranged from US$329,27 to US$597,44 per ton.

Ongoing Anti-dumping Investigations

Tin mill products: In June 2025, DECOM initiated an anti-dumping investigation concerning the imports of tin mill products (tin free steel and tin plate) originating from Germany, Japan and The Netherlands.

In March 2026, DECOM’s preliminary findings concluded that the effects of dumping in the exports of pre-painted products to Brazil caused the deterioration in the domestic industry’s indicators. According to DECOM, the dumping profit margins found ranged from 26% to 71%. The final determination is expected to be released by the second semester of 2026.

Hot Rolled Products: In June 2025, DECOM initiated an anti-dumping investigation concerning the imports of hot-rolled products originating from China.

In December 2025, DECOM’s preliminary findings concluded that the effects of dumping in the exports of hot-rolled flat products to Brazil caused the deterioration in the domestic industry’s indicators. According to DECOM, the dumping profit margins found ranged from 46% to 51%. The final determination is expected by July 2026.

For more information, see “Item 3. Key Information––3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Protectionist and other measures adopted by foreign governments could adversely affect our export sales.”

Brazilian Import Tariffs

In April 2024, the Brazilian government initially approved the inclusion of eleven steel items in a list subject to a 25% import tariff and import volume quotas. These items included four hot-rolled, two cold-rolled, hot-deep galvanized, galvalume, wire-rod and two tubes products. The 25% tariff applies only to imports exceeding the applicable quota.

The quotas were calculated based on the average import volume between 2020 and 2022 for each tariff code within Mercosul, plus an additional 30%. The measure became effective for a period of twelve months. In June 2025, the measure was renewed for an additional twelve months and expanded to cover 23 steel items. In February 2026, nine additional steel items were included in the list.

Overview of Steel Industry

Global Steel Industry

The global steel industry comprises hundreds of steelmaking facilities, which may be broadly divided into two major categories: integrated steelworks and non-integrated steelworks, depending on the steel production process used. Integrated plants, which accounted for approximately two-thirds of worldwide crude steel production in 2025, typically produce steel by smelting iron ore in blast furnaces and refining the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, in electric arc furnaces. Non-integrated plants (sometimes referred to as mini-mills), which accounted for approximately one-third of worldwide crude steel production in 2025, produce steel by melting scrap metal, occasionally complemented with other metallic materials, such as direct reduced iron or hot-briquette iron, in electric arc furnaces. Industry experts expect that a lack of a reliable and continuous supply of quality scrap metal, as well as the high cost of energy, may restrict the growth of mini-mills.

Steel continues to be the material of choice in the automotive, construction, machinery and other industries. Despite competition from substitute materials such as plastics, aluminum, glass and ceramics, particularly in the automotive industry, steel continues to offer significant economic advantages.

In 2023, global crude steel production totaled 1,892 million tons remaining stable as compared to 2022.

In 2024, global crude steel production totaled 1,886 million tons, representing a decrease of 0.4% as compared to 2023, This performance reflected production growth in India, Turkey and Vietnam, as well as resilient Chinese blast furnace production, which helped offset a sharper slowdown in North America, Russia, Asia and Oceania.

In 2025, global crude steel production totaled 1,849 million tons, representing a decrease of 2% compared to 2024, this decline was mainly driven by a lower steel production in China and several other major steel-producing countries, partially offset by production growth in India, United States and Turkey.

Brazilian Steel Industry

Since the 1940s, steel has been of vital importance to the Brazilian economy. During the 1970s, significant government investments were made to provide Brazil with a steel industry able to support the country’s industrialization boom. After a decade of limited investment in the 1980s, the Brazilian government selected the steel sector as the first to undergo privatization beginning in 1991, which resulted in a more efficient group of companies operating today.

Privatization

During almost 50 years of state control, the Brazilian flat steel sector was coordinated on a national basis under the auspices of Siderbrás, the national steel monopoly. The state had significantly less involvement in the non-flat steel sector, which has traditionally consisted of smaller private sector companies. The largest integrated flat steel producers operated as semi-autonomous companies under the control of Siderbrás and were individually privatized between 1991 and 1993. We believe that the privatization of the steel sector in Brazil has resulted in improved financial performance, as a result of increased efficiencies, higher levels of productivity, lower operating costs and an increase in investment.

Domestic Demand

Historically, the Brazilian steel industry has been affected by substantial fluctuations in domestic demand for steel. Although national per capita consumption varies with GDP, fluctuations in steel consumption tend to be more pronounced than changes in economic activity. According to the WSA and the Brazilian Steel Institute (Instituto Aço Brasil), Brazil’s crude steel per capita consumption was 133.3 kg per inhabitant in 2024, compared to 289.5 kg per inhabitant in the United States and 330.6 kg per inhabitant in Germany. The comparable 2025 figure had not yet been published by the WSA and the Brazilian Steel Institute (Instituto Aço Brasil) as of the date of this annual report. Brazil’s per capita steel consumption remains relatively low compared to developed economies, indicating potential for long-term growth in domestic steel demand.

According IBGE, Brazil’s GDP, grew by 2.9%, 3.4% and 2.3% in 2023, 2024 and 2025, respectively. In 2025, the Brazilian crude steel production was 33,3 million tons, with a decrease of 1.6% compared to 2024, according to the Brazilian Steel Institute (Instituto Aço Brasil).

The Brazilian flat steel sector is shifting production to the higher value-added consumer durable sector, which is highly dependent on domestic consumer confidence that, in turn, is affected by economic policies and certain expectations of the current government administration. Over the past years, automobile manufacturers made significant investments in Brazil. In 2025, the apparent consumption of steel in Brazil increased 2.6% compared to 2024.

Capacity Utilization

Installed capacity in Brazil in 2025 was estimated at 51 million tons.

Exports/Imports

Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products. The Brazilian steel industry has taken several steps towards expanding its capacity to produce value-added products. The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years. Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports). In 2025, steel imports reached 6,4 million tons, which represented an increase of 7.4% as compared to 2024, and steel exports reached 11 million tons, or an increase of 14.73%, as compared to 2024.

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

Competition in the Global Steel Industry

In 2025, Brazil maintained its place as the largest producer of crude steel in South America, with a production output of 33.3 million tons and a 2% share of total global production, according to data from the World Steel Association, or WSA. In 2025, Brazil maintained the ninth position in the global steel production ranking, accounting for 80.2% of total production in South America.

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

The following table sets forth the production of crude steel by Brazilian companies in the periods indicated:

68

	2023	2024
	(in millions of tons)
Production
Flat Steel
Gerdau	5.8	6.1
Usiminas	2.1	3.2
ArcelorMittal Tubarão	6.6	6.9
CSN	3.1	3.3

Long Steel
Ternium Brasil	4.4	4.0
Other	10.0	10.5
Total	32.0	34.0

_____________

Source: Brazilian Steel Institute (Instituto Aço Brasil).

*2025 data was not available as of the date of this annual report.

Overview of Mining Industry

Global Mining Industry

Several countries play a significant role as iron ore producers, including Australia, Brazil, South Africa, Canada, China, India, Guinea, Russia, Sweden, Ukraine, Chile, Peru, and others. The competitive dynamics of this market are shaped by differences in ore quality, production cost structures, logistical infrastructure, geographic proximity to end markets, and the development of new supply sources, including the ramp-up of the Simandou project in Guinea, which commenced operations in November 2025 and is expected to reach a maximum capacity of up to 120 Mt per year.

Australia is the world’s largest iron ore exporter, with export volumes reaching approximately 915 Mt in 2025, compared to approximately 902 Mt in 2024, according to data published by the Australian Bureau of Statistics. Approximately 86% of Australian iron ore exports is directed to the Chinese market, with Japan and South Korea collectively accounting for approximately 5% of total export volumes. The remainder is distributed across other global markets.

Brazil is the second largest iron ore producer in the world. In 2025, Brazilian iron ore exports reached approximately 416.4 Mt, an increase of 7.1% compared to 2024 and the first year in which Brazil’s iron ore exports exceeded 400 Mt, according to data from Brazil’s Ministry of Development, Industry, Trade and Services. Domestic production is concentrated primarily in the states of Pará and Minas Gerais, with output largely attributable to established mining companies such as CSN Mineração, Vale, Samarco, and Anglo American. In recent years, smaller mining companies have also increased investment activity directed at accessing export markets.

Brazilian iron ore is differentiated from Australian supply in two respects. First, Brazil benefits from a geographically diversified customer base, with ore shipped to Asian, European, North American, and South American markets, which reduces dependence on any single demand center. Second, Brazilian ore generally has lower alumina and higher silica content relative to Australian ore, characteristics that are preferred by certain steel mill configurations. Notwithstanding these distinctions, Brazil maintains a first-quartile cost position on the global cost curve, supported by the quality of its products, efficient processing systems, competitive labor costs, and vertically integrated, company-owned transport infrastructure.

China represents a significant domestic source of iron ore supply to its integrated steel industry, with run-of-mine, or ROM, extraction estimated at approximately 983.7 Mt in 2025, a decrease of 2.8% compared to 2024, according to data from China’s National Bureau of Statistics. However, Chinese iron ore is predominantly low-grade and requires beneficiation and concentration prior to use. The United States Geological Survey estimated China’s 2025 usable iron ore production at approximately 290 Mt, compared to ROM output of approximately 983.7 Mt, reflecting the lower grade and beneficiation requirements of domestic Chinese ore. As a result, most Chinese domestic production requires industrial processing prior to use to achieve the iron content required by steel mills. This structural characteristic limits the competitiveness of Chinese domestic supply relative to seaborne iron ore on a cost-adjusted, grade-equivalent basis.

Brazilian Mining Industry

The Brazilian mining industry is focused on the extraction of iron, copper, gold, aluminum, nickel and niobium, which provides a surplus in Brazil’s trade balance, seizing vast natural mineral reserves and creating a high number of direct and indirect jobs. In 2025, the Brazilian mining industry registered R$298.8 billion in total revenue, representing a 10% growth compared to the previous year.

According to the Brazilian Mining Institute (Instituto Brasileiro de Mineração), or IBRAM, Brazilian mineral exports (excluding petroleum and gas) totaled approximately US$46.0 billion in 2025, representing about 13% of Brazil’s total exports of US$348.7 billion. Brazil’s mineral trade balance reached US$37.6 billion, equivalent to approximately 55% of the country’s total trade balance of US$68.3 billion, reinforcing the central role of the mineral sector in Brazil’s foreign trade. This compares to a 47% share of the trade balance in 2024.

According to The Commodity Exchange Inc., or Comex, in 2025, China was the country that most imported from the Brazilian mining industry. Of the total exports of the Brazilian mining industry in 2025, approximately 62.8% were related to iron ore, with copper and precious metals, such as gold, representing the other significant export categories.

Brazil is the second largest global producer and exporter of iron ore, alongside Australia, which together dominate global iron ore exports. In 2025, Brazilian iron ore exports reached 416 million tons, a 7% increase in physical volume compared to 2024, while export values totaled US$28.9 billion.

In addition, Brazil’s total iron ore reserves represent a volume of approximately 17 billion metric tons, which accounts for approximately 8.3% of global iron ore reserves, according to the U.S. Geological Survey, evidencing the importance of Brazil to the global iron ore extraction sector. Brazil holds the world’s second-largest iron ore reserves, after Australia.

Brazilian iron ore is considered as high quality and contains a low level of contaminants in its composition. Due to these characteristics, exported iron ore has gained ground in international markets, particularly in China. China absorbed approximately 51.5% of Brazil’s extractive industry exports in 2025, remaining the main buyer of Brazilian minerals.

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

In Brazil, the civil construction market in Brazil is largely driven by infrastructure and affordable housing projects, which together account for a significant share of overall construction activity. One of the key government-led initiatives in this area is the Minha Casa, Minha Vida program designed to address the country’s housing deficit through affordable housing projects. As of December 31, 2025, Brazil faced an estimated deficit of approximately 6 million residential units, according to the Union of Real Estate Purchase, Sale and Administration Companies (Sindicato das Empresas de Compra, Venda e Administração de Imóveis), or SECOVI.

Additionally, Brazil’s infrastructure sector presents considerable opportunities for expansion. As one of the world’s largest economies, Brazil continues to experience significant infrastructure bottlenecks. These structural gaps represent a major opportunity for growth in civil construction and, consequently, in cement demand.

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

4D. Property, Plant and Equipment

Our principal executive offices are located in the city of São Paulo, state of São Paulo, and our principal industrial and operating assets are located in Brazil and abroad.

In Brazil, our principal steelmaking facility is the UPV, located in the city of Volta Redonda, state of Rio de Janeiro. Our property, plant and equipment include the mining assets of CSN Mineração and Minérios Nacional in the state of Minas Gerais. ERSA holds tin mining and smelting assets in the state of Rondônia. CSN Cimentos holds cement plants, mines, grinding units, cargo terminals, aggregates and concrete production assets. Companhia Metalúrgica Prada holds packaging and service center assets.

Our logistics segment comprises port terminal assets, including TECON and TECAR, equity interests in MRS, FTL and TLSA, as well as the multimodal logistics operations associated with Grupo Tora. Our energy segment includes a thermoelectric cogeneration plant located at the UPV, equity interests in the Itá and Igarapava hydroelectric facilities and energy generation assets held through CEEE-G, CEC, Santa Ana Energética S.A. and Brasil Central Energia Ltda.

Outside Brazil, our principal properties include the commercial operations of Companhia Siderúrgica Nacional, LLC in the United States; the steel processing and manufacturing assets of Lusosider in Portugal and SWT in Germany; and, following acquisitions completed in 2025, the downstream steel assets held by Gramperfil in Portugal and Galvacolor in Spain.

The table below sets forth certain material information regarding our properties as of December 31, 2025. For more information, see note 11 to our audited consolidated financial statements included elsewhere in this annual report.

Description	Facility/Asset	Activity	Country	State	City	Title	Percentage
CSN	Administrative Office	Administrative activities	Brazil	São Paulo	São Paulo	Owned	100.00%
CSN Cimentos	Administrative Office	Administrative activities	Brazil	São Paulo	São Paulo	Owned	99.99%
CSN Cimentos	Aggregates Plant	Production of aggregates	Brazil	Minas Gerais	Montes Claros	Owned	99.99%
CSN Cimentos	Aggregates Plant	Production of aggregates	Brazil	São Paulo	Barueri	Owned	99.99%
CSN Cimentos	Aggregates Plant	Production of aggregates	Brazil	São Paulo	Cajamar	Owned	99.99%
CSN Cimentos	Aggregates Plant	Production of aggregates	Brazil	São Paulo	Mairiporã	Owned	99.99%
CSN Cimentos	Aggregates Plant	Production of aggregates	Brazil	São Paulo	Sorocaba	Owned	99.99%
CSN Cimentos	Boa Vista Mine and Expansão Boa Vista Mine	Limestone Mine	Brazil	Minas Gerais	Montes Claros	Owned	99.99%
CSN Cimentos	Bocaina Mine	Limestone Mine	Brazil	Minas Gerais	Arcos	Owned	99.99%
CSN Cimentos	Cachoeira dos Macacos - Small Hydroelectric Power Plant	Power generation	Brazil	Minas Gerais	Sacramento	Owned	99.99%
CSN Cimentos	Campinho Mine	Limestone Mine	Brazil	Minas Gerais	Pedro Leopoldo	Owned	99.99%
CSN Cimentos	Capoeira Grande Mine and Mata do Ribeirão Mine	Limestone Mine	Brazil	Minas Gerais	Barroso	Owned	99.99%
CSN Cimentos	Cement Blender Unit	Cement Blender	Brazil	Rio de Janeiro	Rio de Janeiro	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	Alagoas	Maceió	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	Bahia	Simões Filho	Owned	99.99%

Description	Facility/Asset	Activity	Country	State	City	Title	Percentage
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	Ceará	Caucaia	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	Minas Gerais	Arcos	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	Minas Gerais	Barbacena	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	Minas Gerais	Uberlândia	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	Pernambuco	Recife	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	Rio de Janeiro	Arará	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	Rio de Janeiro	Barra Mansa	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	Rio de Janeiro	Campo Grande	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	Rio de Janeiro	Itaboraí	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	Rio de Janeiro	Queimados	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	Rio de Janeiro	Rio de Janeiro	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	Rio Grande do Norte	Macaíba	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	Rio Grande do Norte	Natal	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	São Paulo	Americana	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	São Paulo	Capuava	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	São Paulo	Mauá	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	São Paulo	Mogi das Cruzes	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	São Paulo	Osasco	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	São Paulo	Ribeirão Preto	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	São Paulo	Santo André	Owned	99.99%
CSN Cimentos	Cement Distribution Center	Cement Distribution Center	Brazil	São Paulo	São José dos Campos	Owned	99.99%
CSN Cimentos	Cement Grinding Unit	Cement Grinding	Brazil	Bahia	Candeias	Owned	99.99%
CSN Cimentos	Cement Grinding Unit	Cement Grinding	Brazil	Espírito Santo	Serra / Vitória	Owned	99.99%
CSN Cimentos	Cement Grinding Unit	Cement Grinding	Brazil	Goiás	Cocalzinho de Goiás	Owned	99.99%
CSN Cimentos	Cement Grinding Unit	Cement Grinding	Brazil	Rio de Janeiro	Volta Redonda	Owned	99.99%
CSN Cimentos	Cement Grinding Unit	Cement Grinding	Brazil	São Paulo	Sorocaba	Owned	99.99%
CSN Cimentos	Cement Plant	Cement Plant	Brazil	Minas Gerais	Arcos	Owned	99.99%
CSN Cimentos	Cement Plant	Cement Plant	Brazil	Minas Gerais	Barroso	Owned	99.99%

Description	Facility/Asset	Activity	Country	State	City	Title	Percentage
CSN Cimentos	Cement Plant	Cement Plant	Brazil	Minas Gerais	Montes Claros	Owned	99.99%
CSN Cimentos	Cement Plant	Cement Plant	Brazil	Minas Gerais	Pedro Leopoldo	Owned	99.99%
CSN Cimentos	Cement Plant	Cement Plant	Brazil	Paraíba	Caaporã	Owned	99.99%
CSN Cimentos	Cement Plant	Cement Plant	Brazil	Rio de Janeiro	Cantagalo	Owned	99.99%
CSN Cimentos	Concrete Plant	Concrete Plant	Brazil	Minas Gerais	Congonhas	Owned	99.99%
CSN Cimentos	Concrete Plant	Concrete Plant	Brazil	São Paulo	Guarujá	Owned	99.99%
CSN Cimentos	Concrete Plant	Concrete Plant	Brazil	São Paulo	Santo André	Owned	99.99%
CSN Cimentos	Concrete Plant	Concrete Plant	Brazil	São Paulo	São José dos Campos	Owned	99.99%
CSN Cimentos	Concrete Plant	Concrete Plant	Brazil	São Paulo	São Vicente	Owned	99.99%
CSN Cimentos	Miramar Mine	Limestone Mine	Brazil	Paraíba	Caaporã	Owned	99.99%
CSN Cimentos	Ourucuri Mine	Gypsum mining operation	Brazil	Pernambuco	Ipubi	Owned	99.99%
CSN Cimentos	Pitimbu Mine	Limestone Mine	Brazil	Paraíba	Alhandra	Owned	99.99%
CSN Cimentos	Sacre II - Small Hydroelectric Power Plant	Power generation	Brazil	Mato Grosso	Brasnorte	Owned	99.99%
CSN Cimentos	Santa Ana - Small Hydroelectric Power Plant	Power generation	Brazil	Santa Catarina	Angelina	Owned	99.99%
CSN Cimentos	Saudade Mine	Limestone Mine	Brazil	Rio de Janeiro	Cantagalo	Owned	99.99%
Elizabeth Cimentos S.A.	Cement Plant	Cement Plant	Brazil	Paraíba	Alhandra	Owned	99.99%
Companhia Energética Rio das Antas - CERAN	Monte Claro Hydroelectric Power Plant	Power generation	Brazil	Rio Grande do Sul	Veranópolis / Bento Gonçalves	Third Parties	30.00%
Companhia Energética Rio das Antas - CERAN	14 de Julho Hydroelectric Power Plant	Power generation	Brazil	Rio Grande do Sul	Bento Gonçalves / Cotiporã	Third Parties	30.00%
Companhia Energética Rio das Antas - CERAN	Castro Alves Hydroelectric Power Plant	Power generation	Brazil	Rio Grande do Sul	Nova Roma do Sul / Nova Pádua	Third Parties	30.00%
CEEE-G	Administrative Office	Administrative activities	Brazil	Rio Grande do Sul	Porto Alegre	Owned	100.00%
CEEE-G	Administrative Office	Administrative activities	Brazil	Rio Grande do Sul	Salto do Jacuí	Owned	100.00%
CEEE-G	Canastra Hydroelectric Power Plant / Bugres Small Hydroelectric Power Plant	Power generation	Brazil	Rio Grande do Sul	Canela	Owned	100.00%
CEEE-G	Capigui Small Hydroelectric Power Plant	Power generation	Brazil	Rio Grande do Sul	Marau	Owned	100.00%
CEEE-G	Dona Francisca Hydroelectric Power Plant	Power generation	Brazil	Rio Grande do Sul	Nova Palma	Third Parties	15.00%
CEEE-G	Ernestina Hydroelectric Power Plant	Power generation	Brazil	Rio Grande do Sul	Tio Hugo	Owned	100.00%
CEEE-G	Forquilha Small Hydroelectric Power Plant	Power generation	Brazil	Rio Grande do Sul	Maximiliano de Almeida	Owned	100.00%
CEEE-G	Guarita Small Hydroelectric Power Plant	Power generation	Brazil	Rio Grande do Sul	Erval Seco	Owned	100.00%
CEEE-G	Herval Small Hydroelectric Power Plant	Power generation	Brazil	Rio Grande do Sul	Santa Maria do Herval	Owned	100.00%
CEEE-G	Ijuizinho Small Hydroelectric Power Plant	Power generation	Brazil	Rio Grande do Sul	Eugênio de Castro	Owned	100.00%
CEEE-G	Itaúba Hydroelectric Power Plant	Power generation	Brazil	Rio Grande do Sul	Pinhal Grande	Owned	100.00%

Description	Facility/Asset	Activity	Country	State	City	Title	Percentage
CEEE-G	Ivaí Small Hydroelectric Power Plant	Power generation	Brazil	Rio Grande do Sul	Júlio de Castilhos	Owned	100.00%
CEEE-G	Jacuí Hydroelectric Power Plant	Power generation	Brazil	Rio Grande do Sul	Salto do Jacuí	Owned	100.00%
CEEE-G	Passo do Inferno Small Hydroelectric Power Plant	Power generation	Brazil	Rio Grande do Sul	São Francisco de Paula	Owned	100.00%
CEEE-G	Passo Real Hydroelectric Power Plant	Power generation	Brazil	Rio Grande do Sul	Salto do Jacuí	Owned	100.00%
CEEE-G	Santa Rosa Small Hydroelectric Power Plant	Power generation	Brazil	Rio Grande do Sul	Santa Rosa	Owned	100.00%
CEEE-G	Toca Small Hydroelectric Power Plant	Power generation	Brazil	Rio Grande do Sul	São Francisco de Paula	Owned	100.00%
Consórcio Usina Hidrelétrica de Igarapava	Hydroelectric Power Plant	Power generation	Brazil	São Paulo	Igarapava	Third Parties	17.92%
Itá Energética S.A.	Hydroelectric Power Plant	Power generation	Brazil	Rio Grande do Sul	Aratiba	Third Parties	48.75%
Jaguari Energética	Furnas de Segredo Small Hydroelectric Power Plant	Power generation	Brazil	Rio Grande do Sul	Jaguari	Third Parties	10.50%
Sepetiba Tecon S.A.	Bulk Terminal	Bulk Terminal	Brazil	Rio de Janeiro	Itaguaí	Owned	100.00%
FTL – Ferrovia Transnordestina Logística S.A.	Railway	Railway Logistics	Brazil	Several	Several	Third Parties	92.71%
Lokamig Rent a Car S.A.	Multimodal Logistics	Vehicle rental services	Brazil	Minas Gerais	Contagem	Third Parties	70.00%
MRS Logística S.A.	Railway	Railway Logistics	Brazil	Rio de Janeiro	Rio de Janeiro	Third Parties	28.23%
Seminovos Lokamig Ltda.	Multimodal Logistics	Sale of used motor vehicles	Brazil	Minas Gerais	Contagem	Third Parties	70.00%
Tora Logística Armazéns e Terminais Multimodais S.A.	Multimodal Logistics	Logistics warehousing and multimodal terminal operations in Brazil and the Mercosur region	Brazil	Minas Gerais	Contagem	Third Parties	70.00%
Tora Recintos Alfandegários S.A.	Multimodal Logistics	Bonded warehouse and customs terminal operations	Brazil	Minas Gerais	Betim	Third Parties	70.00%
Tora Seminovos Comércio de Veículos Ltda.	Multimodal Logistics	Sale of used motor vehicles	Brazil	Minas Gerais	Contagem	Third Parties	70.00%
Transnordestina Logística S.A.	Railway	Railway Logistics	Brazil	Several	Several	Third Parties	33.89%
Companhia Energética Chapecó	Quebra-queixo Small Hydroelectric Power Plant	Power generation	Brazil	Santa Catarina	Ipuaçu / São Domingos	Third Parties	69.01%
CSN ITC Solutions AG	Commercial Office	Marketing, distribution and processing of iron ore and related products	Switzerland	Zug	Zug	Third Parties	55.21%
CSN Mineração	Administrative Office	Administrative activities	Brazil	Minas Gerais	Congonhas	Third Parties	69.01%
CSN Mineração	Casa de Pedra Mine	Iron Ore Mine	Brazil	Minas Gerais	Congonhas	Third Parties	69.01%
CSN Mineração	Engenho Mine	Iron Ore Mine	Brazil	Minas Gerais	Ouro Preto	Third Parties	69.01%
CSN Mineração	Pires Mine	Iron Ore Mine	Brazil	Minas Gerais	Ouro Preto	Third Parties	69.01%
CSN Mineração	TECAR - Coal Terminal	Coal handling and shipment.	Brazil	Rio de Janeiro	Itaguaí	Third Parties	69.01%
CSN Mining Asia Limited	Representative Office	Commercial representation	Hong Kong	Hong Kong	Central	Third Parties	69.01%
CSN Mining International GmbH	Commercial Office	Commercial representation and product sales	Switzerland	Zug	Zug	Third Parties	69.01%

Description	Facility/Asset	Activity	Country	State	City	Title	Percentage
Estanho de Rondônia S.A.	Administrative Office	Administrative activities	Brazil	Rondônia	Ariquemes	Owned	100.00%
Estanho de Rondônia S.A.	Santa Barbara Mine	Tin Mine	Brazil	Rondônia	Itapuã do Oeste	Owned	100.00%
Minérios Nacional S.A.	Fernandinho Mine	Iron Ore Mine	Brazil	Minas Gerais	Rio Acima	Owned	100.00%
Metalgráfica Iguaçu S.A.	Packaging Plant	Packaging	Brazil	Goias	Goiânia	Owned	99.89%
Metalgráfica Iguaçu S.A.	Packaging Plant	Packaging	Brazil	Paraná	Ponta Grossa	Owned	99.89%
Companhia Metalúrgica Prada	Packaging Plant	Packaging	Brazil	Minas Gerais	Uberlândia	Owned	99.89%
Companhia Metalúrgica Prada	Packaging Plant	Packaging	Brazil	Rio de Janeiro	Resende	Owned	99.89%
Companhia Metalúrgica Prada	Packaging Plant	Packaging	Brazil	São Paulo	São Paulo	Owned	99.89%
Companhia Metalúrgica Prada	Steel Distribution Center	Steel Distributor	Brazil	Minas Gerais	Contagem	Owned	99.89%
Companhia Metalúrgica Prada	Steel Distribution Center	Steel Distributor	Brazil	Minas Gerais	Uberlândia	Owned	99.89%
Companhia Metalúrgica Prada	Steel Distribution Center	Steel Distributor	Brazil	São Paulo	Bebedouro	Owned	99.89%
Companhia Metalúrgica Prada	Steel Distribution Center	Steel Distributor	Brazil	São Paulo	Piracicaba	Owned	99.89%
Companhia Metalúrgica Prada	Steel Distribution Center	Steel Distributor	Brazil	São Paulo	Salto	Owned	99.89%
Companhia Metalúrgica Prada	Steel Distribution Center	Steel Distributor	Brazil	São Paulo	São Paulo	Owned	99.89%
Companhia Metalúrgica Prada	Steel Service Center	Steel Service Center	Brazil	Rio de Janeiro	Valença	Owned	99.89%
Companhia Metalúrgica Prada	Steel Service Center	Steel Service Center	Brazil	São Paulo	Mogi das Cruzes	Owned	99.89%
CSN	Long Steel Plant	Long Steel Plant	Brazil	Rio de Janeiro	Volta Redonda	Owned	100.00%
CSN	Presidente Vargas Steelworks	Steel Mill	Brazil	Rio de Janeiro	Volta Redonda	Owned	100.00%
CSN	Steel Distribution Center	Steel Distributor	Brazil	Rio Grande do Sul	Caxias do Sul	Owned	100.00%
CSN	Steel Distribution Center	Steel Distributor	Brazil	Bahia	Camaçari	Owned	100.00%
CSN	Steel Distribution Center	Steel Distributor	Brazil	Minas Gerais	Contagem	Owned	100.00%
CSN	Steel Distribution Center	Steel Distributor	Brazil	Rio Grande do Sul	Canoas	Owned	100.00%
CSN	Steel Distribution Center	Steel Distributor	Brazil	São Paulo	Jacareí	Owned	100.00%
CSN	Steel Distribution Center	Steel Distributor	Brazil	São Paulo	Vargem G. Paulista	Owned	100.00%
CSN	Steel Service Center	Steel Service Center	Brazil	Bahia	Camaçari	Owned	100.00%
CSN	Steel Service Center	Steel Service Center	Brazil	São Paulo	Mogi das Cruzes	Owned	100.00%
CSN	Steel Service Center	Steel Service Center	Brazil	São Paulo	Vargem G. Paulista	Owned	100.00%
CSN	Thermoelectric Plant	Power generation	Brazil	Rio de Janeiro	Volta Redonda	Owned	100.00%
CSN, LLC	Commercial Office	Import and distribution/resale of products	United States	Illinois	Chicago	Owned	100.00%
CSN International Steel GmbH	Commercial Office	Commercial representation and product sales	Switzerland	Zug	Zug	Owned	100.00%
CSN	Galvanized and Pre-Painted Products	Production of galvanized and pre-painted steel products	Brazil	Paraná	Araucária	Owned	100.00%
CSN	Galvanized Steel Producer	Production of galvanized steel products	Brazil	Rio de Janeiro	Porto Real	Owned	100.00%
Galvacolor Jerez, S.L.U.	Flat steel processing and coating plant	Flat steel processing and coating plant	Spain	Extremadura	Jerez de los Caballeros	Owned	100.00%

Description	Facility/Asset	Activity	Country	State	City	Title	Percentage
Gramperfil	Metallic profiles manufacturing plant	Metallic profiles manufacturing plant for gypsum board systems	Portugal	Leiria	Pombal	Owned	100.00%
Lusosider	Flat Steel Producer	Flat Steel Producer	Portugal	Seixal	Seixal	Owned	100.00%
Lusosider	Steel Distribution Center	Steel Distributor	Portugal	Seixal	Seixal	Owned	100.00%
Stahlwerk Thüringen GmbH	Long Steel Plant	Steel production (long steel products)	Germany	Saalfeld-Rudolstadt	Unterwellenborn	Owned	100.00%
Tora Transportes Ltda.	Transportation Fleet / Logistics Base	Road cargo transportation services	Brazil	Minas Gerais	Contagem	Third Parties	70.00%
Nordeste Logística S.A.	Railway Network	Railway logistics services	Brazil	Ceará	Fortaleza	Owned	100.00%
Panatlântica S.A.	Steel Processing Plant	Steel processing and distribution	Brazil	Rio Grande do Sul	Gravataí	Third Parties	29.92%
Arvedi Metalfer do Brasil1 S.A.	Steel Processing Plant	Steel processing (cutting and slitting services)	Brazil	São Paulo	Salto	Third Parties	20.00%
Companhia Brasileira de Latas	Metal Packaging Plant	Manufacturing of metal packaging (steel cans)	Brazil	Rio de Janeiro	Barra Mansa	Owned	99.89%
Companhia de Embalagens Metálicas - MMSA	Metal Packaging Plant	Manufacturing of metal packaging	Brazil	Rio de Janeiro	Barra Mansa	Owned	99.88%
Companhia de Embalagens Metálicas - MTM	Metal Packaging Plant	Manufacturing of metal packaging	Brazil	Rio de Janeiro	Barra Mansa	Owned	99.88%
CBSI - Companhia Brasileira de Serviços de Infraestrutura	Industrial Services Base	Industrial services and infrastructure maintenance	Brazil	São Paulo	São Paulo	Owned	100.00%

For information on environmental matters with respect to certain of the facilities described above, see “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” In addition, for information on our plans to construct, expand and improve our facilities, see “—4B. Business Overview—Investments and Divestitures” and note 23 to our audited consolidated financial statements included elsewhere in this annual report.

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

The following table sets forth select Brazilian macroeconomic indicators for the periods indicated:

	Year ended December 31,
	2023	2024	2025
GDP growth (contraction) rate	2.9%	3.5%	2.3%
Inflation (IPCA)(1)	4.7%	4.8%	4.3%
Inflation (IGP-M)(2)	(3.2)%	6.5%	(1.1)%
CDI(3)	13.0%	10.9%	14.3%
Appreciation (depreciation) of the real against the U.S. dollar (end of period)	(7.2)%	27.9%	(11.1)%
Exchange rate at the end of period (US$1.00)	R$4.8413	R$6.1923	R$5.5024
Average exchange rate (US$1.00)	R$4.995	R$5.3885	R$5.5861
Unemployment rate(4)	7.8%	6.6%	5.6%

_____________

Sources: IBGE, Fundação Getúlio Vargas, Central Bank and CETIP.

(1)	The IPCA is measured by the IBGE.
(2)	The IGP-M is measured by the Fundação Getúlio Vargas.
(3)	The Interbank Deposit Rate, or CDI, represents the average interbank deposit rate performed during a given day in Brazil (accrued as of the last month of the period, annualized).
(4)	The unemployment rate (Pesquisa Nacional por Amostra de Domicílios) is measured by the IBGE.

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

Effects of Inflation and Interest Rates

Inflation measured by the IPCA index was 4.7%, 4.8% and 4.3% in 2023, 2024 and 2025, respectively, and was (3.2)%, 6.5% and (1.1)%, respectively, as measured by the IGP-M index.

Inflation affects our financial performance by increasing our costs and expenses denominated in reais that are not linked to the U.S. dollar. Our cash costs and operating expenses are substantially denominated in reais and have tended to follow the Brazilian inflation ratio, because our suppliers and service providers generally increase or decrease prices to reflect Brazilian inflation. In addition, certain of our real-denominated debt is indexed to consider the effects of inflation. The principal amount our real-denominated debt is generally adjusted based on inflation indices. Accordingly, a significant portion of our real-denominated debt bears interest based on the CDI rate, which is partially adjusted for inflation. The CDI rate as of December 31, 2023, 2024 and 2025 was 13.0%, 10.9% and 14.3%, respectively.

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

The steel segment has made a substantial contribution to our overall financial performance, accounting for 50.0%, 53.1% and 49.2% of our net revenues in 2023, 2024 and 2025, respectively. The steel segment represents 14.3%, 12.1% and 16.5% of our gross profit in in 2023, 2024 and 2025, respectively.

Steel Sector Overview

According to the WSA, global crude steel production totaled 1,849.4 million tons in 2025, representing a decrease of 1.8% compared to 2024 and 2.1% compared to 2023. China remained the largest producer, accounting for 960.8 million tons, or approximately 52.0% of global output, a 4.4% decrease compared to 2024. India produced 164.9 million tons of crude steel in 2025, an increase of 10.4% compared to the previous year. Crude steel production in the European Union reached 126.2 million tons in 2025, down 2.6% year-over-year, while the United States produced 82.0 million tons, a 3.1% increase compared to 2024.

According to the Brazilian Steel Institute (Instituto Aço Brasil), crude steel production in Brazil reached 33.4 million tons in 2025, representing a decrease of 1.4% compared to 2024. Rolled steel production totaled 23.4 million tons in 2025, a decrease of 1.3% year-over-year. Apparent domestic consumption of steel products in Brazil was 26.8 million tons in 2025, an increase of 2.7% compared to 2024. Domestic steel sales decreased 0.2% to 21.2 million tons. Imports of rolled steel totaled 5.7 million tons in 2025, an increase of 20.5% compared to 2024, while exports increased 14.7%, from 9.6 million tons in 2024 to 11.0 million tons in 2025.

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

Our ability to flexibly shift between domestic and international markets, combined with proactive inventory management, is a key competitive advantage. The following table sets forth a breakdown of our sales volumes by market in the periods indicated:

Sales Volumes		2023			2024			2025
		Tons	In market*	% of Sales Volumes	Tons	In market*	% of Sales Volumes	Tons	In market*	% of Sales Volumes
Domestic sales	Slabs	-	0.0%	0.0%	-	0.0%	0.0%	-	0.0%	0.0%
	Hot-rolled	1,173	40.2%	28.2%	1,424	43.5%	31.3%	1,306	42.4%	31.0%
	Cold-rolled	355	12.2%	8.5%	393	12.0%	8.6%	314	10.2%	7.5%
	Galvanized	875	30.0%	21.0%	934	28.5%	20.5%	953	31.0%	22.6%
	Tin Plate	260	8.9%	6.2%	219	6.7%	4.8%	217	7.1%	5.2%
	Long Steel	254	8.7%	6.1%	303	9.3%	6.7%	287	9.3%	6.8%
	Subtotal	2,917	100.0%	70.0%	3,273	100.0%	71.9%	3,077	100.0%	73.1%
Sales abroad	Slabs	-	0.0%	0.0%	-	0.0%	0.0%	-	0.0%	0.0%
	Hot-rolled	92	7.4%	2.2%	95	7.4%	2.1%	84	7.4%	2.0%
	Cold-rolled	55	4.4%	1.3%	49	3.8%	1.1%	37	3.3%	0.9%
	Galvanized	479	38.4%	11.5%	434	33.9%	9.5%	310	27.4%	7.4%
	Tin Plate	18	1.4%	0.4%	22	1.7%	0.5%	17	1.5%	0.4%
	Long Steel	605	48.4%	14.5%	679	53.1%	14.9%	684	60.4%	16.2%
	Subtotal	1,249	100.0%	30.0%	1,279	100.0%	28.1%	1,132	100.0%	26.9%
Total	Slabs	-		0.0%	-		0.0%	-		0.0%
	Hot-rolled	1,265		30.4%	1,519		33.4%	1,390		33.0%
	Cold-rolled	411		9.9%	442		9.7%	351		8.3%
	Galvanized	1,354		32.5%	1,368		30.1%	1,264		30.0%
	Tin Plate	278		6.7%	240		5.3%	234		5.6%
	Long Steel	859		20.6%	543		11.9%	972		23.1%
	TOTAL	4,166		100.0%	4,551		100.0%	4,210		100.0%

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

Net Operations Revenue		2023			2024			2025
		in millions of R$	In market*	% of Sales Volumes	in millions of R$	In market*	% of Sales Volumes	in millions of R$	In market*	% of Sales Volumes
Domestic sales	Slabs	-	0.0%	0.0%	-	0.0%	0.0%	-	0.0%	0.0%
	Hot-rolled	5,325	32.8%	23.4%	5,875	35.4%	25.3%	5,321	34.0%	24.2%
	Cold-rolled	1,860	11.5%	8.2%	1,931	11.6%	8.3%	1,554	9.9%	7.1%
	Galvanized	5,353	33.0%	23.6%	5,413	32.6%	23.4%	5,583	35.7%	25.3%
	Tin Plate	2,556	15.8%	11.3%	2,073	12.5%	8.9%	2,076	13.3%	9.4%
	Long Steel	1,118	6.9%	4.9%	1,324	8.0%	5.7%	1,121	7.2%	5.1%
	Subtotal	16,212	100.0%	71.4%	16,616	100.0%	71.7%	15,655	100.0%	71.1%
Sales abroad	Slabs	-	0.0%	0.0%	(75)	(1.2)%	(0.3)%	-	0.0%	0.0%
	Hot-rolled	402	6.6%	1.8%	285	4.7%	1.2%	411	7.0%	1.9%
	Cold-rolled	265	4.4%	1.2%	239	3.9%	1.0%	165	2.8%	0.7%
	Galvanized	2,514	41.3%	11.1%	2,386	39.2%	10.3%	1,624	27.6%	7.4%
	Tin Plate	140	2.3%	0.6%	226	3.7%	1.0%	169	2.9%	0.8%
	Long Steel	2,765	45.4%	12.2%	3,021	49.7%	13.0%	3,514	59.7%	16.0%
	Subtotal	6,086	100%	26.8%	6,082	100.0%	26.2%	5,883	100.0%	26.7%
Total	Slabs	-		0.0%	(75)		(0.3)%	-		0.0%
	Hot-rolled	5,727		25.2%	6,160		26.6%	5,731		26.0%
	Cold-rolled	2,124		9.3%	2,169		9.4%	1,720		7.8%
	Galvanized	7,867		34.6%	7,799		33.6%	7,207		32.7%
	Tin Plate	2,695		11.9%	2,299		9.9%	2,245		10.2%
	Long Steel	3,882		17.1%	4,345		18.7%	4,635		21.0%
	Other Products	422		1.9%	482		2.1%	489		2.2%
	TOTAL	22,717		100.0%	23,179		100.0%	22,027		100.0%

Mining Segment

Our results of operations and financial condition are also affected by the price for iron ore, which is pegged to a global commodity price, and our sales volume.

In 2023, 2024 and 2025, our mining segment represented 37.7%, 30.0% and 34.4% of our net revenues. In 2025, 89.5% of our mining revenues came from exports and 10.5% from the domestic market, compared to 88.5% and 11.5%, respectively, in 2024.

Mining Sector Overview

The beginning of 2023 was marked by a lifting of the COVID zero policies in China among a series of economic stimulus to reach the country’s GDP target by the end of the year and reignite several sectors such as the civil construction, manufacturing, automotive and others. These measures had a positive short-term effect, but weren’t enough to prevent a slowdown in growth, especially in the property market, which was historically one of the main consumers of steel. By the second half of the year, the world saw an increase in the steel production in China with higher blast furnaces rates due to several economic packages from the Chinese government. One of the main objectives was to boost the consumption of goods, the manufacturing and infrastructure sectors in order to mitigate the deceleration of the property market sector and dissipate major risks of not reaching the GDP targets.

In 2025, iron ore prices experienced highs and lows throughout the year and the average iron ore prices decreased 6.4% to US$102.4/dmt as compared to US$109.4/dmt in the same period of 2024. During the first quarter, prices remained at relatively elevated levels, primarily driven by expectations of additional fiscal stimulus measures in China and seasonal restocking demand among steelmakers. Prices declined during the second quarter, reaching their lowest level of the year in June, mainly due to weaker downstream steel demand and continued uncertainty regarding China’s property sector. During the third quarter, prices recovered and exceeded prior-year levels, in part due to restocking activity and policy measures announced by the Chinese government, such as cuts to policy interest rates and reserve requirement ratios, targeted property sector support, and increased infrastructure spending. During the fourth quarter, prices remained at higher levels and ended the year at their highest level for the year, consistent with steadier demand and market expectations regarding iron ore.

For information on trends affecting the mining segment in 2026, see “Item 5. Operating and Financial Review and Prospects—5D. Trend Information.” For more information regarding updates in the Chinese market, see “Item 3. Key Information––3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Adverse economic conditions in China and an increase in global iron ore production capacity could materially and adversely affect us.”

Cement Segment

Our results of operations and financial condition are also affected by the price for our cement products and our sales volume.

In 2023, 2024 and 2025, our cement segment represented 9.9%, 10.9% and 11.0% of our net revenues, respectively, and 7.2%, 11.8% and 12.5% of our gross profit, respectively.

According to the National Union of the Cement Industry (SNIC), the real estate market remained resilient in the second half of 2025 despite the pressure of high interest rates, with sustained demand levels and new projects continuing to be launched, particularly under the Minha Casa, Minha Vida program, a Brazilian federal government affordable housing initiative. In 2025, cement sales volume in Brazil was 3.7% higher than in the previous year, reaching 67.0 million tons, reflecting the resilience of the civil construction and infrastructure sectors.

Logistics and Energy Segments

The performance of our logistics and energy segments is directly related to the performance of our steel and mining segments. In 2023, 2024 and 2025, these segments represented an aggregate of 7.6%, 8.6% and 11.3% of our net revenues, respectively, and an aggregate of 10.6%, 12.1% and 14.2% of our gross profit, respectively. A material portion of the revenues in these segments is derived from our steel and mining operations, which utilize our logistics network and energy output.

Accounting for Mining Production Used in Our Steel Production

We are currently self-sufficient for the iron ore used in our steel production, except for pellets. We extract iron ore from our mines owned by CSN Mineração, which, in 2025, provided approximately 3.1 million tons of iron ore. We sell the remainder of our iron ore production to third parties in Brazil and abroad.

We record the cost of iron ore for our steel production on our income statement in cost of products sold at its extraction cost plus transport cost from the mine. In 2023, 2024 and 2025, these costs were R$1,199 million, R$1,250 million and R$1,456 million, respectively.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRS Accounting Standards, as issued by the IASB, and present our accounting policies in the respective notes. The accounting policies adopted by us for the year ended December 31, 2025, are consistent to prior years. In preparing our consolidated financial statements, we make estimates concerning a variety of matters, some of which are highly uncertain, and our estimates involve judgments we make based on the information available to us. For more information, see notes 2.b and 2.d to our audited consolidated financial statements included elsewhere in this annual report.

Recently Issued Accounting Pronouncements Not Adopted by Us

The standards, amendments to standards and IFRS Accounting Standards interpretations issued by the IASB that are not yet effective and were not early adopted by us for the year ended December 31, 2025 are described in note 2.f to our audited consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents certain financial information with respect to our results of operations for each of the years ended December 31, 2023, 2024 and 2025:

	Year ended December 31,
	2023	2024	2025	2025(1)
	(in millions of R$, except per share data)			(in millions of US$, except per share data)
Net operating revenues	45,437	43,687	44,798	8,142
Cost of products sold	(33,475)	(31,991)	(32,404)	(5,889)
Gross profit	11,962	11,696	12,394	2,253
Operating expenses
Selling	(3,729)	(5,453)	(5,033)	(915)
General and administrative	(761)	(856)	(979)	(178)
Equity in results of affiliated companies	351	448	519	94
Other expenses	(3,087)	(1,818)	(2,385)	(433)
Other income	450	252	301	55
Total	(6,776)	(7,427)	(7,577)	1,377

Profit before financial income (expenses)	5,186	4,269	4,817	876
Non-operating income (expenses), net
Financial income	1,656	1,398	1,517	276
Financial expenses	(5,807)	(7,211)	(8,013)	(1,456)
(Loss) income before taxes	1,035	(1,544)	(1,679)	(304)
Income tax
Current	(1,036)	(1,301)	(899)	(163)
Deferred	404	1,306	1,094	199
Pillar 2	-	-	(22)	(4)
Net income (loss) for the period	403	(1,539)	(1,506)	(272)

Net income attributable to noncontrolling interest	721	1,053	496	92
Net income loss attributable to CSN	(318)	(2,592)	(2,002)	(364)
Basic loss per common share	(0.23996)	(1.95450)	(1.50998)	(0.27442)
Diluted loss per common share	(0.23996)	(1.95450)	(1.50998)	(0.27442)

_____________

(1)	Translated solely for the convenience of the reader at the rate of R$5.5024 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2025, as reported by the Central Bank.

Year 2025 Compared to Year 2024

We maintain integrated operations in five business segments: steel, mining, cement, logistics, and energy. We manage and control the performance of our various business segments considering our proportional interest in our jointly controlled entity MRS, reflected in the figures presented below.

Our consolidated results for the years ended December 31, 2024 and 2025 by business segment are presented in the table below:

	Year ended December 31, 2024
	Steel	Mining	Port	Railway(1)	Energy	Cement	Corporate Expenses/ Elimination	Consolidated
	(in millions of R$)
Net revenue
Domestic market	16,901	1,511	353	2,892	521	4,766	(4,604)	22,340
Foreign market	6,277	11,582	–	–	–	–	3,488	21,347
Total net revenue	23,178	13,093	353	2,892	521	4,766	(1,116)	43,687
Cost of sales and services	(21,759)	(8,202)	(262)	(1,674)	(419)	(3,384)	3,711	(31,989)
Gross profit	1,419	4,891	91	1,218	102	1,382	2,595	11,698
Selling, general and administrative expenses	(1,290)	(267)	(11)	(266)	(49)	(816)	(3,610)	(6,309)
Other operating (income) expenses, net	(864)	(11)	(13)	270	(61)	(95)	(791)	(1,565)
Equity in results of affiliated companies	–	–	–	–	–	–	448	448
Operating result before net financial income (expenses) and taxes	(735)	4,613	67	1,222	(8)	471	(1,358)	4,272

_____________

(1)	Railway logistics in our segment break-down includes our investee MRS, which is not consolidated in our audited consolidated financial statements and is reflected only in equity in results of affiliated companies.

	Year ended December 31, 2025
	Steel	Mining	Port	Railway(1)	Multimodal	Energy	Cement	Corporate Expenses/ Elimination	Consolidated
	(in millions of R$)
Net revenue
Domestic market	16,005	1,622	304	3,114	936	682	4,906	(5,283)	22,286
Foreign market	6,021	13,779	-	-	20	-	0	2,692	22,512
Total net revenue	22,026	15,401	304	3,114	956	682	4,906	(2,591)	44,798
Cost of sales and services	(19,980)	(10,053)	(243)	(1,735)	(833)	(480)	(3,353)	4,273	(32,404)
Gross profit	2,046	5,348	61	1,379	123	202	1,553	1,682	12,394
Selling, general and administrative expenses	(1,304)	(342)	(14)	(293)	(49)	(35)	(1,124)	(2,852)	(6,013)
Other operating (income) expenses, net	(1,151)	(437)	(9)	(40)	(13)	(33)	308	(709)	(2,084)
Equity in results of affiliated companies	-	-	-	-	-	-	-	519	519
Operating result before net financial income (expenses) and taxes	(409)	4,569	38	1,046	61	134	737	(1,360)	4,816

_____________

(1)	Railway logistics in our segment break-down includes our investee MRS, which is not consolidated in our audited consolidated financial statements and is reflected only in equity in results of affiliated companies.

Net Operating Revenues

Net operating revenues increased by R$1,111 million, or 2.5%, from R$43,687 million in 2024 to R$44,798 million in 2025, mainly due to stronger results in the mining, logistics and energy segments. In the mining segment, net operating revenue growth was supported by improved operating efficiency and relatively stable pricing conditions throughout the year. In the logistics segment, net operating revenue benefited from higher transported cargo volumes and the consolidation of Grupo Tora, which expanded our presence in multimodal logistics, which includes road cargo transportation in domestic and international markets, bonded warehousing and customs clearance services, integrated terminal logistics with storage and cargo handling, road-rail integration services, fleet leasing, and the sale of pre-owned vehicles.

Net revenues from exports and sales abroad increased by R$1,165 million, or 5.5%, from R$21,347 million in 2024 to R$22,512 million in 2025, mainly due to increased contributions from export-oriented operations, particularly in the mining segment.

Steel

Steel net operating revenues decreased by R$1,153 million, or 5.0%, from R$23,179 million in 2024 to R$22,026 million in 2025, mainly due to lower sales volumes, which decreased by 7.5%, from 4.6 million tons in 2024 to 4.2 million tons in 2025, partially offset by higher average steel prices and continued adherence to our pricing and commercial policies throughout the year.

Steel net domestic operating revenues decreased by R$896 million, or 5.3%, from R$16,901 million in 2024 to R$16,005 million in 2025, mainly due to lower sales volumes in the domestic market, which decreased by 6.0%, from 3.2 million tons in 2024 to 3.0 million tons in 2025, reflecting a more competitive environment and higher volumes of imported steel. Average domestic steel prices remained stable, increasing by 0.2%, from R$5,077 per ton in 2024 to R$5,087 per ton in 2025.

Steel net revenues of exports and sales abroad decreased by R$256 million, or 4.1%, from R$6,277 million in 2024 to R$6,021 million in 2025, mainly due to lower export sales volumes, which decreased by 11.5%, from 1,278 thousand tons in 2024 to 1,132 thousand tons in 2025. This decrease was partially offset by an increase in average steel prices in the export market, which increased by 9.2%, from R$4,757 per ton in 2024 to R$5,196 per ton in 2025.

Mining

Mining net operating revenues increased by R$2,308 million, or 17.6%, from R$13,093 million in 2024 to R$15,400 million in 2025, mainly due to higher sales volumes and relatively stable iron ore pricing conditions throughout the year. Sales volume increased by 7.7%, from 42.6 million tons in 2024 to 45.8 million tons in 2025. Iron ore production, including purchases from third parties, reached 45.6 million tons in 2025, reflecting continued improvements in operational and logistics efficiency throughout the year.

Cement

Our net operating revenues from the cement segment increased by R$140 million, or 2.9%, from R$4,766 million in 2024 to R$4,906 million in 2025, mainly due to price adjustments implemented throughout the year and an improved commercial environment, despite broadly stable sales volumes. Cement sales volume remained stable at 13.4 million tons in 2025, consistent with the sustained demand conditions observed across the Brazilian construction and infrastructure sectors during the period.

Logistics

In 2024, net operating revenues from railway logistics were R$2,892 million and net operating revenues from port logistics were R$353 million, while in 2025, net operating revenues from railway logistics were R$3,114 million and net operating revenues from port logistics were R$304 million. In addition, multimodal logistics contributed R$956 million in net operating revenues in 2025, reflecting the consolidation of Grupo Tora during the year. In 2025, port logistics handled 0.8 million tons of steel products, 0.02 million tons of general cargo, 126 thousand units of containers and 0.6 million tons of bulk cargo.

Energy

Our net operating revenues from the energy segment increased by R$161 million, or 30.8%, from R$521 million in 2024 to R$682 million in 2025, mainly due to higher energy prices and higher hydro energy availability, which resulted in a higher volume of energy available for sale. Average prices increased by 75%, from R$127.88/MWh in 2024 to R$223.46/MWh in 2025.

Cost of Products Sold

Cost of products sold increased by R$413 million, or 1.3%, from R$31,991 million in 2024 to R$32,404 million in 2025, mainly due to higher sales volumes in the mining segment and the expansion of our operating scope following the consolidation of multimodal logistics during the year.

Steel

Steel cost of products sold decreased by R$1,779 million, or 8.2%, from R$21,759 million in 2024 to R$19,980 million in 2025, mainly due to lower sales volumes and improved operating efficiency, including the reduction in slab production costs.

Mining

Our mining cost of products sold increased by R$1,851 million, or 22.6%, from R$8,202 million in 2024 to R$10,053 million in 2025, mainly due to higher sales volumes during the period.

Cement

Cost of products sold attributable to our cement segment decreased by R$31 million, or 0.9%, from R$3,384 million in 2024 to R$3,353 million in 2025, mainly due to efficiency gains derived from logistics optimization and the consolidation of operating assets, which offset higher raw material costs during the year.

Logistics

Cost of services attributable to our logistics segment increased by R$875 million, or 45.2%, from R$1,936 million in 2024 to R$2,811 million in 2025, mainly due to the consolidation of multimodal logistics following the acquisition of Grupo Tora and the resulting expansion in the segment’s operations.

Energy

Cost of products sold attributable to our energy segment increased by R$61 million, or 14.6%, from R$419 million in 2024 to R$480 million in 2025, mainly due to the normalization of operating activity levels following the severe flood event in the state of Rio Grande do Sul in 2024 and higher energy prices in 2025.

Gross Profit

Gross profit increased by R$697 million, or 6.0%, from R$11,697 million in 2024 to R$12,394 million in 2025, with a positive impact on gross margin of 0.9 percentage points, mainly due to improved operating performance in the mining, logistics and energy segments.

Steel

Gross profit in the steel segment increased by R$627 million, or 44.1%, from R$1,419 million in 2024 to R$2,046 million in 2025, due to the reasons discussed above.

Mining

Gross profit in the mining segment increased by R$458 million, or 9.4%, from R$4,890 million in 2024 to R$5,348 million in 2025, due to the reasons discussed above.

Cement

Gross profit in the cement segment increased by R$171 million, or 12.4%, from R$1,382 million in 2024 to R$1,553 million in 2025, due to the reasons discussed above.

Logistics

Gross profit in the logistics segment increased by R$255 million, or 19.5%, from R$1,308 million in 2024 to R$1,563 million in 2025, due to the reasons discussed above.

Energy

Gross profit in the energy segment increased by R$100 million, or 98.0%, from R$102 million in 2024 to R$202 million in 2025, due to the reasons discussed above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by R$297 million, or 6.7%, from R$6,309 million in 2024 to R$6,012 million in 2025. Selling expenses decreased by R$420 million, or 7.7%, from R$5,453 million in 2024 to R$5,033 million in 2025, mainly due to a decrease in average freight rates, which effects were partially offset by an increase in road freight due to the acquisition of Estrela in April 2025. General and administrative expenses increased by R$123 million, or 14.4%, from R$856 million in 2024 to R$979 million in 2025.

Other Operating Income (Expenses)

Other net operating income (expenses) increased by R$518 million, or 33.1%, from a net operating expense of R$1,565 million in 2024 to a net operating expense of R$2,083 million in 2025.

Other operating income increased by R$49 million, or 19.5%, from R$252 million in 2024 to R$301 million in 2025, mainly due to an increase of R$158 million in tax recoveries, partially offset by a decrease of R$32 million in indemnity-related receivables, and a decrease of R$60 million in other operating income items.

Other operating expenses increased by R$567 million, or 31.2%, from R$1,818 million in 2024 to R$2,385 million in 2025, mainly due to an increase of R$729 million in realized cash flow hedge accounting losses, and an increase of R$399 million in estimated inventory losses, partially offset by a decrease of R$485 million in net reversals on legal proceedings.

Equity in Results of Affiliated Companies

Equity in results of affiliated companies increased by R$71 million, or 15.8%, from a gain of R$448 million in 2024 to a gain of R$519 million in 2025, mainly due to an increase in the net income from our investee MRS, accounted for using the equity method. Our proportional share of MRS’s results contributed R$54 million to our net income for the year.

Operating Income

Operating income increased by R$548 million, or 12.8%, from R$4,269 million in 2024 to R$4,817 million in 2025, due to the reasons discussed above.

Net Financial Income (Expenses)

Net financial expenses increased by R$683 million, or 11.7%, from R$5,813 million in 2024 to R$6,496 million in 2025, mainly due to (i) a decrease of R$575 million in gains on our shares in Usiminas, (ii) an increase of R$81 million in income from financial investments, (iii) an increase of R$1,845 million in foreign exchange results and monetary variation, and (iv) a decrease of R$531 million as the result of derivative operations.

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

At statutory rates, we had an income tax and social contribution expense of R$525 million in 2024 and R$571 million in 2025, which represents 34% of our income before taxes. After adjustments to meet the effective income tax rates, we recorded an income tax and social contribution expense of R$5 million in 2024 and R$173 million in 2025. Expressed as a percentage of pretax income, our effective income tax rate was 0.3% in 2024 and 10.3% in 2025. In 2025, in order to meet the effective income tax rate, we had a negative net adjustment of R$398 million, mainly due to a negative impact of R$395 million in tax on the results of subsidiaries at different rates or not taxed, an increase of R$234 million from the reversal of deferred income tax and social contribution tax credits, partially offset by a positive impact of R$826 million in equity in results of affiliated companies.

It is not possible to predict future adjustments to federal income tax and social contribution statutory rates, as they depend on interest on shareholders’ equity, tax incentives and non-taxable factors, including income from offshore operations and tax losses from offshore operations.

For further information, see note 20.b to our audited consolidated financial statements included elsewhere in this annual report.

Net Income for the Year

In 2025, we recorded a net loss of R$1,506 million, as compared to a net loss of R$1,538 million in 2024. The variation of R$33 million, or 2.0%, was due to the reasons discussed above.

Year 2024 Compared to Year 2023

For this discussion, see our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 30, 2025.

5B. Liquidity and Capital Resources

Overview

Our main liquidity objectives are to fund operating needs, service indebtedness, support capital expenditures and preserve financial flexibility. Our principal liquidity requirements consist of working capital, debt service obligations and capital expenditures related to the maintenance, improvement and expansion of our operations. We have historically funded these requirements through cash generated from operating activities, cash and cash equivalents on hand, access to bank credit facilities and debt capital markets transactions.

In 2025, our liquidity was affected by debt service requirements, capital allocation decisions and changes in working capital. We continuously evaluate opportunities to optimize our liability profile, extend debt maturities, reduce funding costs and strengthen our capital structure.

The discussion below describes our sources and uses of funds, working capital position and cash flows, contractual obligations and off-balance sheet arrangements. Based on our cash position, expected cash generation from operations and available financing alternatives, we believe we are adequately positioned to meet our current and short-term liquidity requirements, although our liquidity and capital resources remain subject to market conditions, indebtedness levels, refinancing opportunities and the execution of strategic initiatives.

Sources of Funds and Working Capital

Cash Flows

Cash and cash equivalents decreased to R$14,421 million as of December 31, 2025, as compared to R$23,310 million as of December 31, 2024.

Operating Activities

Cash provided by operating activities decreased R$9,624 million, from R$8,651 million in 2024 to cash used in operating activities of R$973 million in 2025, mainly due to the R$31 million variation in our net income, adjusted by R$3,491 million in certain reconciling items that do not represent cash receipts or disbursements, the negative change of R$575 million in the fair value of our Usiminas shares, considering the sale of 15.2% of the total shares held in 2024, the negative change of R$2,616 million in the foreign exchange variations, and the negative change of R$530 million in provisions for tax, social security, labor, civil and environmental risks, partially offset by the positive change of R$359 million in depreciation, amortization and depletion registered.

Additionally, we had net changes in certain operating assets and liabilities, including a decrease of R$7,478 million in advance of customers, which effects were partially offset by an increase of R$1,333 million in forfaiting contracts.

Investing Activities

Cash used in investing activities increased R$5,003 million, from R$1,120 million in 2024 to R$6,123 million in 2025, mainly due to the absence, in 2025, of the R$4,420 million in cash and cash equivalents received in 2024 from the sale of a 10.74% minority stake in our subsidiary CSN Mineração to Itochu Corporation, which reduced cash used in investing activities in 2024. Cash used in investing activities in 2025 also reflected a R$442 million increase in acquisitions of certain property, plant and equipment, consistent with our ordinary capital expenditure plans.

Financing Activities

Cash used in financing activities increased R$1,672 million, from R$104 million in 2024 to R$1,776 million in 2025, mainly due to an increase of R$4,791 million in debt amortization payments in 2025, as compared to 2024. These effects were partially offset by a decrease of R$1,840 million in dividends and interest on shareholders’ equity paid in 2025, as compared to 2024, and a decrease of R$974 million in new borrowings, financing and debentures.

Trade Accounts Receivable Turnover Ratio

Our trade accounts receivable turnover ratio, which is the ratio between our trade accounts receivable and our net operating revenues, measured in days of sales, was 23 days, 21 days and 17 days as of December 31, 2023, 2024 and 2025, respectively.

Inventory Turnover Ratio

Our inventory turnover ratio, which we measure by dividing our inventories by our annualized cost of products sold, measured in days of cost of products sold, was 91 days, 105 days and 103 days as of December 31, 2023, 2024 and 2025, respectively.

Trade Accounts Payable Turnover Ratio

Our trade accounts payable turnover ratio, which we measure by dividing our trade accounts payable by our cost of products sold, measured in days of cost of products sold, was 136 days, 110 days and 113 days as of December 31, 2023, 2024 and 2025, respectively. This increase in extension of payment terms reflects our renegotiation of commercial terms with our suppliers and contractors.

Liquidity Management

Given the capital intensive and cyclical nature of our industry and the generally volatile Brazilian macroeconomic environment, we retain cash on hand to run our operations and to meet our short-term financial obligations. As of December 31, 2025, cash and cash equivalents were R$14,421 million, as compared to R$23,310 million as of December 31, 2024 and R$16,046 million as of December 31, 2023.

As of December 31, 2025, our short-term and long-term indebtedness accounted for 19.7% and 80.3%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately 42 months.

Capital Expenditures and Investments

In 2025, we had capital expenditures and investments of R$5,936 million, mainly as follows:

•	R$2,427 million related to our steel segment: productivity and modernization projects to improve performance, including major overhauls of coke batteries, automation and efficiency improvements, maintenance and spare parts across all of our steel facilities;
•	R$2,397 million related to our mining segment: mining expansion projects, investments in tailings filtering and expansion of the Itaguaí port;
•	R$641 million related to our cement segment: sustaining projects in our Barroso, Arcos, Volta Redonda, Pedro Leopoldo, Caaporã, Alhandra and Montes Claros units; and
•	R$498 million related to our logistics and energy segments.

Debt and Derivative Instruments

As of December 31, 2024 and 2025, our total debt (composed of current and non-current portions of borrowings and financings) was R$56,915 million and R$52,925 million (including transactions costs), respectively, which represents 368.2% and 336.3% of shareholders’ equity as of December 31, 2024 and 2025, respectively. As of December 31, 2025, our short-term debt (comprising current borrowings and financings, which includes the current portion of long-term debt) was R$10,429 million and our long-term debt (comprising non-current borrowings and financings) was R$42,496 million.

As of December 31, 2025, approximately 36.7% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars. Our policy is to protect ourselves against foreign exchange losses and interest rate losses on our debt, which we do through financial hedging instruments.

The following table sets forth our borrowings, financing and debentures, which we record at amortized cost, as of December 31, 2025:

	As of December 31, 2025
	Current liabilities	Non-current liabilities
	(in millions of R$)
Debt agreements in the international market
Variable interest:
US$
Prepayment	3,237	5,601
Fixed interest:
US$
Bonds, perpetual bonds, facility, CCE and ACC	4,035	20,153
EUR
Facility	637	234
	7,909	25,988
Debt agreements in Brazil
Variable interest:
R$
BNDES/FINAME, debentures, NCE and CCB	2,614	17,081
Total borrowings and financing	10,523	43,069
Transaction costs and issue premiums	(94)	(573)
Total borrowings and financing + transaction costs	10,429	42,496

For more information, see notes 14 and 15 to our audited consolidated financial statements included elsewhere in this annual report.

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

In March 2025, CEEE-G completed its third issuance of incentivized debentures in the Brazilian capital markets in an aggregate principal amount of R$1.2 billion, maturing on December 15, 2041. The debentures bear interest at IPCA plus 8.7219% per annum, with interest indexed to IPCA, principal subject to an amortization schedule and final maturity on December 15, 2041.

In June 2025, CSN Cimentos Brasil S.A. completed its fourth issuance of debentures, in an aggregate principal amount of R$550.0 million, maturing on June 18, 2029 and with interest indexed to CDI.

In July 2025, CSN Mineração entered into an export credit note with a Brazilian financial institution in an aggregate principal amount of R$596.5 million, maturing on November 20, 2030, and with interest indexed to CDI.

The following chart sets forth our debt maturity profile as of December 31, 2025 (amounts do not consider accrued interest, transaction costs or premiums on issuance):

The following table sets forth the maturity profile of our long-term debt as of December 31, 2025, gross of transaction costs and premiums on issuance:

Maturity	Principal Amount
(in millions of R$)
2026	10,523
2027	7,806
2028	11,401
2029	2,474
2030	5,952
2031	6,605
2032	4,974
2033	647
2034	914
After 2034	2,297
Total	53,593

We expect to fully pay, using cash flows from operating activities or new financings, or refinance the portions of our indebtedness due in 2026 to 2027.

Contractual Obligations

The following table presents our long-term contractual obligations as of December 31, 2025:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of R$)
Contractual Obligations
Accrued finance charges(1)	668	94	229	127	218
Taxes payable in installments	120	22	18	14	66
Gross debt	53,593	10,523	21,682	12,557	8,831
“Take-or-pay” contracts	5,510	2,105	1,592	430	1,383
Derivatives swap agreements(2)	154	-	153	8	(7)
Leasing agreements(3)	1,094	239	405	45	405

Purchase Obligations
Raw materials(4)	4,035	3,899	114	22	-
Maintenance(5)	3,516	1,767	1,490	260	-
Utilities/fuel(6)	9,461	1,611	2,130	995	4,726
Total	78,151	20,259	27,812	14,458	15,622

_____________

(1)	These accrued finance charges refer to the cash outflow related to the contractual interest expense of our long-term debt and were calculated using the contractual interest rates taken forward to the maturity dates of each contract.
(2)	Derivative swap agreements were calculated based on market prices as of December 31, 2025.
(3)	Refers to TECON, TECAR and FTL concessions agreements.
(4)	Refers mainly to purchases of coal, tin, aluminum and zinc, which comprise part of the raw materials for steel manufacturing and take-or-pay contracts.
(5)	We have outstanding contracts with several contractors in order to maintain our plants in good operating condition; due to the strong demand for specialized maintenance service, the term of some of these contracts is for more than one year.
(6)	Refers mainly to natural gas, power supply and cryogenics, which are provided by limited suppliers and with some of whom we maintain long-term contracts.

Iron Ore Pre-payments

In January 2023, CSN Mineração entered into a long-term supply of iron ore agreement with Glencore, pursuant to which Glencore prepays up to US$500.0 million, with respect to the supply of approximately 13 million tons of iron ore over four years, commencing in 2024. In June 2023, CSN Mineração entered into an amendment to the advance agreement in the amount of US$300.0 million for the additional supply of 6.3 million tons of iron ore. The disbursement will occur when certain conditions precedent are met, which are customary for this type of transaction.

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

In June 2024, CSN Mining International GmbH entered into a long-term agreement for the supply of iron ore with Glencore, pursuant to which Glencore will prepay up to US$255.0 million, with respect to the supply of approximately 6.5 million tons of iron ore over four years, commencing in December 2024. In September 2024, CSN Mining International GmbH entered into an amendment to the advance agreement in the amount of US$300.0 million for the additional supply of 7.2 million tons of iron ore.

In September 2024, Cargill International Trading Pte Ltd. concluded a prepayment of US$450.0 million to CSN Mining International GmbH for the supply of 9.2 million tons of iron ore during four years with six ships per year with 180,000 tons each, totaling 54 ships for the period of the contract.

In December 2024, Cargill International Trading Pte Ltd. concluded a prepayment of US$175.0 million to CSN Mining International GmbH for the supply of approximately 3.8 million tons of iron ore during five years with six ships per year with 180,000 tons each, totaling 21 ships for the period of the contract, also in December 2024, CSN Mining International GmbH entered into a long-term agreement for the supply of iron ore with Glencore, pursuant to which Glencore prepays up to US$180.0 million, with respect to the supply of approximately 4.3 million tons of iron ore over five years, commencing in June 2025.

In June 2025, CSN Mining International GmbH entered into an iron ore export prepayment agreement with Vitol Energia Americas SA, or Vitol, pursuant to which Vitol will prepay up to US$240.9 million, with respect to the supply of approximately 5.9 million tons of iron ore over four years, commencing in January 2026, in an aggregate amount of US$240.9 million, maturing on December 31, 2029. Under the agreement, CSN Mining International GmbH received an advance payment against future iron ore sales.

In August 2025, CSN Mining International GmbH entered into a long-term agreement for the supply of iron ore with Glencore, pursuant to which Glencore will prepay up to US$300.0 million with respect to the supply of approximately 7.2 million tons of iron ore over five years, commencing in January 2026.

Off-Balance Sheet Arrangements

In addition to the debt that is reflected on our balance sheet, we have the following guarantees of debt of other companies and “take-or-pay” contractual obligations:

Guarantees of Debt

We guarantee 100% of the loans granted by BNDES and Banco do Nordeste/FNE to TLSA and 47.3% of the debentures held by FDNE and issued by TLSA. The aggregate principal amount outstanding under the loans and debentures guaranteed by us as of December 31, 2025 was R$3,251 million.

Under the TLSA Investment Agreement we, Infra and FDNE agreed that if the construction of Northeastern Railway System II requires funds in addition to the budget agreed on, they will be provided by us or third parties under trackage right agreements.

“Take-or-Pay” Contractual Obligations

The following table sets forth our payment obligations under our “take-or-pay” agreements for the years presented:

	Payments in the period
	2025	2026	2027	2028	After 2028	Total
	(in millions of R$)
Type of service
Transportation of iron ore, coal, coke, steel products, cement and mining products	1,900	1,562	138	138	1,798	5,536
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets	585	512	614	231	367	2,309
Processing of slag generated during pig iron and steel production	6	-	-	-	-	6
Oil storage and handling	3	3	3	3	3	15
Labor and consultancy services	28	28	28	28	55	167
Total	2,522	2,105	783	400	2,223	8,033

MRS

Following is a description of our take-or-pay contractual obligations under our outstanding agreements with MRS:

Transportation of Iron Ore, Coal and Coke to Volta Redonda

In 2025, the volume set for iron ore and pellets was 5.2 mkt and the volume set for coal, coke and other smelter products was 2.8 mkt, with a guarantee of payment of at least 85% of forecast annual revenue.

Transportation of Iron Ore for Export from Itaguaí

In 2025, the volume set for iron ore was 40.5 mkt, with a guarantee of payment of at least 85%. We may increase by up to 10% or decrease by up to 15% the volume set in the agreement every year, considering the volume informed in the previous year.

Transportation of Steel Products

The agreement covers the transportation of steel products from the Presidente Vargas Steelworks to third-party terminals and customers. In 2025, the volume set for steel products was 1.8 mkt, with a guarantee of payment of at least 80%.

Cement Transportation

This agreement covers transportation of bagged cement from the cement plant at Presidente Vargas to our terminals. In 2025, the volume set was 1,147.5 kt, with a guarantee of payment of at least 80%.

Ferrovia Centro Atlântica

Following is a description of our take-or-pay contractual obligations under our outstanding agreements with Ferrovia Centro Atlântica. Amounts due under these contracts are calculated based on the aggregate volume transported under the clinker and limestone agreements, regardless of the percentage transported of each agreement.

Transportation of Limestone

This agreement covers transportation of limestone from the city of Arcos to the city of Volta Redonda. In 2025, the volume set under this agreement was 1.8 mkt, with 100% of performance volume guaranteed.

Transportation of Clinker

This agreement covers transportation of clinker products from the city of Arcos to the city of Volta Redonda. In 2025, the volume set under this agreement was 660 kt, with 100% of performance volume guaranteed.

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

Innovation is a strategic pillar for us and a driver of sustainable growth. Since 2018, we have been strengthening CSN Inova, an innovation platform that supports the transformation of our businesses toward management practices that are even more focused on ESG.

CSN Inova operates through two complementary businesses. The first focuses on open innovation, identifying new solutions based on concrete operational and financial challenges. The second targets new business development through strategic partnerships and independent revenue generation. Together, these businesses strengthen our competitive position by connecting idea generation to technological development and practical application. CSN Inova also supports our sustainability strategy through CSN Inova Bridge, which oversees the integrated management of our ESG Committee and the CSN Conecta program, ensuring that innovation efforts contribute to our ESG matters. CSN Inova’s innovation methodology begins with the identification of strategic challenges, advances through pilot projects with reduced scope and rapid implementation cycles, and includes assessments of technical feasibility and scaling potential, all aligned with our strategic priorities. Between 2018 and 2025, initiatives led by CSN Inova generated approximately R$1.0 billion in gains for us, primarily through operational cost reductions.

Our innovation management methodology incorporates open innovation principles and is based on an in-depth diagnosis process, which involves mapping processes across our various segments, business areas and operations, including the analysis of pain points and related indicators. Based on these diagnoses, pilot projects (with reduced scope and quick implementation) are designed and implemented to test technologies and solutions aligned with the identified challenges. Following evaluation against defined, measurable indicators, successful initiatives are scaled in a structured manner across our operations.

Our open innovation business is focused on addressing strategic challenges that directly impact the efficiency, cost structure and sustainability of our operations. It also functions as a structured platform for engagement with startups, universities and research centers in Brazil and abroad. Through a controlled experimentation approach, we validate solutions at a small scale, assess associated risks and benefits, and, based on these analyses, expand proven technologies to other business units. Current priorities include reducing fossil fuel and electricity consumption, increasing asset availability, lowering logistics costs, digitalizing and optimizing processes to support data-driven decision-making, and developing new products, environmental remediation solutions and applications for waste reuse.

In 2025, our open innovation business achieved meaningful progress in both maturity and results generation. We had more than 100 innovation initiatives under development, approximately 24% of which originated from CSN Conecta. A key highlight was the expanded use of AI solutions to optimize operational processes, contributing to reduced fossil fuel consumption, improved operational stability and enhanced real-time monitoring of critical assets. Together, these initiatives generated approximately R$350 million in savings for our business units in 2025, as measured through standardized operational and financial indicators.

Within our second complementary business, focused on new business development, CSN Inova operates through its Corporate Venture Capital, or CVC, platform, and through its Venture Building initiatives. The CVC platform provides financial and strategic support to emerging companies, with a focus on developing new revenue streams and expanding technology solutions. Unlike the open innovation business, which is primarily oriented toward efficiency gains and cost reductions, the CVC platform targets initiatives with the potential to evolve into standalone businesses capable of generating recurring revenues, including opportunities for international expansion and foreign currency revenue generation.

In 2025, we maintained a diversified portfolio of investees, combining more mature companies in the scaling phase with others at earlier stages of technological development. Notable areas of focus include solutions for mobile asset management, AI-driven optimization of industrial processes and digital decision-support systems, some of which have already been deployed across our business units.

Through its Venture Building initiatives, CSN Inova develops new businesses by identifying opportunities based on their challenges, assets and technical expertise and, in partnership with third parties, structuring products, services and operating models designed to generate new revenue streams. Current initiatives include projects in procurement and green hydrogen. In addition, we are advancing projects focused on the reuse of mining tailings and steelmaking slag as cementitious materials, as well as research on cold agglomeration and hydrogen-based direct reduction using pellet feed and CSN Mineração’s tailings as raw materials.

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

For information on risks relating to our use of AI, see “Item 3. Key Information––3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—We utilize artificial intelligence, which exposes us to legal, operational and reputational risks that could adversely affect our business.”

5D. Trend Information

Steel: Global crude steel production declined in 2025 compared to 2024. According to the WSA, total world crude steel production reached approximately 1,849 million tons in 2025, compared to 1,885 million tons in 2024, a decrease of 1.9%. China, the world’s largest producer, recorded a 4.4% year-on-year decline to approximately 961 million tons, according to the China National Bureau of Statistics, driven by weaker domestic demand from the real estate sector. India partially offset this decline with a 10.4% increase to approximately 165 million tons, reinforcing its position as the world’s second-largest producer. Despite the decline in its domestic output, China accounted for approximately 52% of total world crude steel production in 2025. In Europe, crude steel production remained subdued, with output in the European Union declining 2.6% year over year to approximately 126 million tons in 2025.

Notwithstanding the decline in domestic production, Chinese steel exports reached a record high of 119 million tons in 2025, reflecting weak domestic demand and the redirection of excess supply to international markets. This surge in Chinese steel exports has significantly increased competitive pressure on the Brazilian steel market, as lower-priced Chinese products have continued to displace domestic output.

We expect global steel activity in 2026 to remain at a solid but constrained level. The Chinese government’s stimulus measures, including cuts to policy interest rates and reserve requirement ratios, subsidies for consumer goods trade-ins and equipment upgrades, increased fiscal spending on infrastructure and urban renewal, and targeted support for the automotive and new energy vehicle sectors, are expected to provide some support to steel demand, partially offsetting the ongoing slowdown in civil construction and the sluggish recovery of the real estate sector.

Domestic Steel Demand in China: China’s steel demand is a critical driver of the global iron ore market and is expected to remain a key component of global iron ore consumption in 2026. While the real estate sector continues to face structural challenges, including declining new housing starts and slower construction activity, the impact on aggregate steel consumption has been partially offset by increased government-led investment in other steel-intensive sectors.

In January 2026, the Chinese government announced a fiscal and monetary stimulus package targeting domestic consumption, manufacturing, infrastructure and the automotive industry. The People’s Bank of China complemented these measures with continued monetary easing, including reductions to reserve requirement ratios and benchmark interest rates, aimed at supporting credit growth and industrial activity. China’s infrastructure investment pipeline has also continued to expand, with accelerating investment in high-speed rail, power grid upgrades, renewable energy infrastructure and data centers, the latter driven in part by the country’s strategic emphasis on AI and digital infrastructure. These sectors have become increasingly significant sources of steel demand and have partially compensated for the decline in demand from the residential construction sector.

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

Mining: The worldwide outlook for iron ore in 2025 was driven by China’s macroeconomic environment comprising not only the governmental interventions through its stimulus packages, but also the high utilization capacity of its steel plants, inventory levels at mills that remained below historical averages and a surge in steel exports. The commodities’ price dynamics resulted in greater outcomes for the mining sector, with higher production and sales volumes to cover the strong demand. On the other hand, the production subsidies on the Chinese steel market increased price competitiveness in Brazil, bringing a weaker domestic dynamic and a challenging internal scenario.

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

Iron Ore Price: Iron ore prices were volatile but remained resilient in 2025, with benchmark prices recovering from mid-year lows and ending the year above prior-year levels. Prices entered 2026 amid expectations of continued policy stimulus in China and robust import demand. Chinese iron ore imports reached record levels in 2025, surpassing 1.24 billion tonnes, driven by sustained mill restocking activity and expectations of improving downstream demand. Mill inventory levels remained below historical averages throughout the year, which supported import volumes. These conditions are expected to continue in the first semester of 2026, which is traditionally the seasonally strongest period for iron ore procurement, although there can be no assurance that import demand will remain at current levels.

The Chinese government’s fiscal and monetary stimulus measures announced in early 2026, targeting household consumption, infrastructure investment and manufacturing, are expected to provide support to steel production and, by extension, iron ore demand. However, the effectiveness of these measures in sustaining steel demand remains uncertain.

An ongoing trend in the iron ore market is the gradual decline in iron content of certain mainstream Australian direct shipping ores. This grade depletion has narrowed the quality differential between mid-grade Australian material and benchmark products, increasing demand for higher-grade alternatives. Brazilian iron ore producers may benefit from this trend to the extent that Chinese steelmakers continue to seek higher-grade material to maximize yield, minimize processing costs and comply with increasingly stringent environmental standards.

A notable new supply factor is the Simandou iron ore project in Guinea, which commenced initial production in November 2025 and delivered its first commercial shipment to China in January 2026. The project is operated by a consortium involving Rio Tinto, Chinese state-owned enterprises, and the Guinean government and holds reserves estimated at approximately 1.5 billion tonnes, with an average iron content of approximately 65%. While Simandou represents a long-term addition to seaborne supply, its near-term impact on market balances is expected to be gradual and limited. The project is forecast to produce 15 to 20 million tonnes in 2026, rising to 40 to 50 million tonnes in 2027, as it ramps up over an estimated 30-month period. Logistical complexities, including the commissioning of 600 kilometers of rail infrastructure and transshipment operations, add further execution risk to any accelerated ramp-up scenario. The measured pace of Simandou’s production growth, combined with record Chinese import demand, is expected to limit its near-term disruptive effect on global iron ore prices. There can be no assurance, however, that the pace of Simandou’s ramp-up or its ultimate production capacity will not affect global iron ore prices.

Cement: In Brazil, the economy remained relatively resilient in 2025, with GDP growing 2.3% in comparison with the previous year. While Brazilian crude steel production decreased 1.6% in 2025 compared to 2024, apparent steel consumption increased 2.6%, supported by demand from sectors such as automotive, as well as ongoing real estate and infrastructure activity. In the cement market, demand also remained resilient, with cement sales in Brazil increasing 3.7%, from 64.6 million tons in 2024 to 67.0 million tons in 2025. Demand continued to be supported in part by low-income housing programs, particularly Minha Casa, Minha Vida. In addition, the Brazilian government has expanded the program’s target to three million contracted homes by the end of 2026, which we expect may provide growth opportunities for both the steel and cement segments.

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

5E. Critical Accounting Estimates

For an overview of our critical accounting estimates, please see our audited consolidated financial statements included elsewhere in this annual report.

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

Our board of directors is responsible for setting general guidelines and policies for our business and our board of executive officers is responsible for the implementation of such guidelines and policies and for our day-to-day operations. As of the date of this annual report, our board of directors comprises five members, and our board of executive officers comprises our chief executive officer and eight executive officers.

Our board of directors holds at least six ordinary meetings per year and extraordinary meetings whenever necessary.

Our directors and executive officers as of the date of this annual report are:

Name	Position	Age(1)	First Elected on	Last Elected on
Board of Directors
Benjamin Steinbruch	Member	72	April 23, 1993	April 30, 2025
Fabiam Franklin	Member	58	April 28, 2016	April 30, 2025
Yoshiaki Nakano	Member	81	April 29, 2004	April 30, 2025
Antonio Bernardo Vieira Maia	Member	66	April 30, 2013	April 30, 2025
Miguel Ethel Sobrinho	Member	79	April 26, 2019	April 30, 2025
Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer	72	April 30, 2002	December 9, 2025
Antonio Marco Campos Rabello	Chief Financial and Investor Relations Officer	52	March 18, 2024	December 9, 2025
Luis Fernando Barbosa Martinez	Commercial Executive Officer	62	August 2, 2011	December 9, 2025
David Moise Salama	Insurance and Credit Executive Officer	59	August 2, 2011	December 9, 2025
Rogério Bautista da Nova Moreira	Executive Legal Officer	49	March 18, 2024	December 9, 2025
Enéas Garcia Diniz	Executive Officer	65	August 2, 2011 – July 31, 2016 August 13, 2024	December 9, 2025
Pedro Van Langendonck Teixeira de Freitas	Executive Officer	50	June 3, 2025	December 9, 2025
Tufi Daher Filho	Infrastructure & Logistics Executive Officer	65	October 4, 2012 – July 3, 2013 December 9, 2025	December 9, 2025
Augusto César Ferreira Lara	Steelmaking Production Executive Officer	48	December 9, 2025	December 9, 2025

_____________

(1)	Age as of the date of this annual report.

Board of Directors

Following is a brief biography of the members of our board of directors:

Benjamin Steinbruch. Mr. Steinbruch has served as a member of our board of directors since April 23, 1993, and held the position of chairman of the board of directors from April 1995 to April 2023. He has also served as our chief executive officer since April 30, 2002, and is responsible for institutional affairs and mining and railway interests. He is also chairman of the board of directors of CSN Mineração and several of our subsidiaries, including companies within Grupo Tora, as well as chairman of the deliberative council of Fundação CSN. He also serves as chairman of the board of directors of Textília S.A., Fibra Cia. Securitizadora de Créditos Imobiliários, Banco Fibra S.A., Elizabeth S.A. – Indústria Têxtil, and Vicunha Steel S.A.; vice chairman of Vicunha Aços S.A. and holds positions in other entities which are part of our controlling group. He is also a member of the board of directors of the Jockey Club de São Paulo and the administrative council of the Portuguese Chamber of Commerce. Over the past five years, he has served as first vice president of FIESP, member of FIESP’s strategic superior council, board member of the Roberto Simonsen Institute, member of the Economic and Social Development Council, and member of the Interinstitutional Advisory Council of the São Paulo Court of Justice. He holds a degree in business administration from Fundação Getúlio Vargas – SP and a postgraduate degree in marketing and finance from Fundação Getúlio Vargas – SP.

Antonio Bernardo Vieira Maia. Mr. Maia has served as an independent member of our board of directors since April 30, 2013, and as a member of our audit committee since August 8, 2013, including as its chairman from May 6, 2014 to October 30, 2017. He also served on our financial committee from October 7, 2014 to December 31, 2016. Mr. Maia has been the chief executive officer of BRG Capital Ltda. since July 2005. He previously served as an executive at Credit Suisse / Banco Garantia de Investimentos S.A. from April 1995 to May 2005. Earlier in his career, he worked at Citibank Brazil starting in 1982 and later at Citibank New York from 1986, where he served as an institutional investment analyst for Citigroup’s Latin American operations until becoming a director at Citibank New York. He also served as an associate at Banco Bozano Simonsen de Investimentos from August 1979 to December 1981. Mr. Maia has served on the boards of directors of TLSA, FTL and CSN Mineração, and was a board member of Banque Bénédict Hentsch & Cie SA in Geneva, Switzerland, in 2006. He holds a degree in business and public administration from Fundação Getúlio Vargas.

Fabiam Franklin. Mr. Franklin has served as a member of our board of directors since April 28, 2016. He has also served as chairman of the advisory board of the CSN Invest Equity Investment Fund since April 4, 2016, and as our metallurgy officer since May 2021. Previously, he served as general production manager, with experience in the areas of reduction metallurgy, steel metallurgy and tinplate. He also served as a member of the board of directors of ABM (Brazilian Association of Metallurgy, Materials and Mining) from 2015 to 2017 and coordinated our financial education program from 2008 to 2017. He holds a degree in metallurgical engineering from Universidade Federal Fluminense in Rio de Janeiro, Brazil, with a specialization in reduction metallurgy from McMaster University in Ontario, Canada, an MBA in business management from Fundação Dom Cabral, in Belo Horizonte, Brazil, and a master’s degree in economics from IBMEC in Rio de Janeiro, Brazil.

Miguel Ethel Sobrinho. Mr. Sobrinho has served as an independent member of our board of directors since April 26, 2019, and as a member of our audit committee since May 3, 2019. He also serves as an independent member of the board of directors of CSN Mineração. He is a director and shareholder of Participa – Empreendimentos Imobiliários e Participações Ltda., where he acts as an entrepreneur and developer in shopping center ventures, hydro and gas energy projects, and fast-food networks. He holds a degree in production engineering from the Polytechnic School at the University of São Paulo and a master’s degree in business administration from the School of Economics and Administration at the University of São Paulo. He has also taught investment and project analysis at the same institution and is a founding member of the board of trustees of Fundação Instituto de Administração at the University of São Paulo.

Yoshiaki Nakano. Mr. Nakano has served as an independent member of our board of directors since April 29, 2004, and as a member of our audit committee since June 24, 2005, serving as chairman of our audit committee since October 30, 2017. He is also a member of the board of directors of TLSA and an independent member of the board of directors and coordinator of the audit committee of CSN Mineração. Mr. Nakano is also a senior professor at the São Paulo School of Economics of Fundação Getúlio Vargas. Previously, he served as director of the São Paulo School of Economics of Fundação Getúlio Vargas from 2003 to 2023, Special Secretary for Economic Affairs at the Ministry of Finance, and Secretary of Finance for the State of São Paulo. He holds a degree in business administration from Fundação Getúlio Vargas and a master’s and Ph.D. from Cornell University in the United States.

Board of Executive Officers

Following is a brief biography of the members of our board of executive offers:

Benjamin Steinbruch. See “—Board of Directors.”

Antonio Marco Campos Rabello. Mr. Rabello has held the position of chief financial officer since March 18, 2024, being responsible for our treasury, controllership, tax, and accounting departments, and also serving as investor relations officer. He is also the administrative-financial officer of Equibras S.A. and a permanent member of the deliberative council of the CSN Employees’ Beneficent Fund (CBS). Previously, he served as Unipar’s chief financial and investor relations officer between 2022 and 2024. He also held the position of chief financial officer at Novonor from 2018 to 2022; at Odebrecht Engenharia e Construção, from 2013 to 2018; at Novonor Energia, from 2011 to 2013; and at Ocyan, from 2008 to 2011. In addition, between 2003 and 2008 he worked at Braskem as manager and director of controllership. He holds a degree in business administration from Universidade de Salvador and an MBA in business and finance from Fundação Getúlio Vargas.

Luis Fernando Barbosa Martinez. Mr. Martinez was elected as an executive officer since August 2, 2011, currently responsible for commercial and logistics operations in the steel, cement, and special sales segments. He has been with us since 2002 and also serves on the boards of MRS, TLSA, and other subsidiaries. He has held several commercial leadership roles at Alcan Alumínio do Brasil S.A. and in industry associations. Mr. Martinez holds a degree in metallurgical engineering from Instituto Mauá de Tecnologia, a postgraduate degree in industrial administration from the School of Production Engineering of the University of São Paulo and completed executive training at Alcan Aluminum Limited in Montreal, Canada. He was awarded the Barão de Mauá Prize in 2016 and is a certified board member by Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa), or the IBGC.

David Moise Salama. Mr. Salama was elected as an executive officer in August 2, 2011, and is responsible for insurance and credit areas. He has been with us since 2006, previously serving as executive officer for investor relations. He is chief executive officer of Companhia Florestal do Brasil, director of CEEE-G, chairman of the board of CBSI, vice-chairman of the board of Itá Energética S.A., and participates in the management of certain of our subsidiaries, including Lusosider and Gramperfil. He is also an alternate member of the board of directors of FTL and TLSA, and a member of the board of Companhia Energética Chapecó S.A. His previous experience includes financial leadership roles at Tecnisa, Birmann, and Goldfarb, as well as Unilever and PwC. Mr. Salama graduated in accounting and has a master’s in business administration in finance, both from the School of Economics, Business and Accounting of the University of São Paulo. He complemented his academic education by attending the Oxford Advanced Management and Leadership Program of Saïd Business School at Oxford University, England, and the Harvard Law School Program on Negotiation at Harvard University.

Rogério Bautista da Nova Moreira. Mr. Moreira has held the position of executive legal officer since March 18, 2024. He is also a member of the deliberative council of the CSN Employees’ Beneficent Fund (CBS). Before joining us, he served as legal and governance director at Odebrecht Engenharia e Construção, Novonor, and OR Empreendimentos. He also worked as legal director at Odebrecht Energia and Braskem, with over five years of board experience at OEC, Odebrecht Transport, Ocyan, OR Participações, Braskem, and other companies. He holds a law degree from Universidade Católica de Salvador, with a postgraduate degree and a master’s in tax law from the Pontifical Catholic University of São Paulo and an MBA in business management from Fundação Getulio Vargas.

Enéas Garcia Diniz. Mr. Diniz has served as an executive officer without specific designation since August 2024. He previously served as our executive officer from June 21, 2005 to July 31, 2016, overseeing our steel and cement production, energy, ports, mining and environmental operations. He has also held various leadership and advisory roles at companies directly and indirectly controlled by us. He holds a degree in mechanical engineering from the Pontifical Catholic University of Rio de Janeiro, an MBA in industrial strategy and business management from Fluminense Federal University, and an executive MBA from Fundação Dom Cabral.

Pedro Van Langendonck Teixeira de Freitas. Mr. Freitas has served as an executive officer without specific designation since June 3, 2025. He previously held senior leadership roles at Braskem S.A., including vice president of finance, procurement, strategy and institutional relations from 2016 to 2025, and director of strategic planning from 2011 to 2016. He has served on several boards, including Refinaria Riograndense, Braskem Siam, Sustainea Bioglycols, Braskem Idesa and Vexty Previdência, where he served as chairman from 2023 to 2025. He was also a member of the economic committee of Abiquim from 2011 to 2015. Mr. Freitas holds a degree in industrial engineering from the University of São Paulo and an MBA in business administration from INSEAD Business School.

Tufi Daher Filho. Mr. Filho has served as our executive director of infrastructure and logistics since December 9, 2025. He has also served as chief executive officer of TLSA since February 1, 2022 and as chief executive officer of FTL since May 21, 2024. He previously served as a standing member of the fiscal council and as coordinator of the audit committee of CSN Mineração, as well as a member and chairman of the fiscal council of Grupo Assaí and Grupo Pão de Açúcar. He has also served as a member of the deliberative council of APAFASS (Associação dos Participantes e Assistidos da Fundação Atlântico de Seguridade Social). Mr. Filho is a partner at TDF Consultoria Empresarial Ltda. and THE Empreendimentos e Construtora Ltda., and is the owner of Loungerie, Osklen and Richards brand franchises in Uberlândia, Minas Gerais. He has also served as advisor to Companhia Paulista de Trens Metropolitanos (CPTM), technical advisor to Hidrovias do Brasil S.A., advisor to the National Association of Railway Transporters (ANTF), chairman of the board of directors of MRS, executive director of operations of the Telemar/Oi Group, director of southeast operations of the Telemar/Oi Group, and superintendent director of Telemar/Oi in the states of Amazonas, Pernambuco and Piauí. Mr. Filho holds a degree in civil engineering from Universidade Católica de Minas Gerais. He also completed a professional course in transportation planning taught by the Japan International Cooperation Agency, holds an MBA from Fundação Dom Cabral and participated in the advanced management program in partnership with INSEAD in France.

Augusto César Ferreira Lara. Mr. Lara has served as our executive director of steel production since December 9, 2025. He previously built an executive career at Villares Metals S.A., part of the Voestalpine Group, for almost 25 years, where he progressed from trainee engineer to executive director of operations and member of the executive board. In this role, he held positions across industrial operations, research and development, engineering, integrated planning and management systems, and marketing and sales. He also served as head of operations for Aços Böhler-Uddeholm do Brasil and Villares Metals International in the Netherlands, both part of the Voestalpine Group. Mr. Lara holds a degree in metallurgical engineering from Universidade Federal de Minas Gerais, a specialization from Universidade Federal de São Carlos and an executive MBA from Fundação Dom Cabral.

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

We maintain directors’ and officers’ liability insurance policies, or D&O Insurance, which provide coverage to our directors and certain officers for liabilities arising from acts or omissions in the performance of their duties that result in losses to third parties. The D&O Insurance is intended to protect the personal assets of the insured individuals. It does not provide coverage for, or support, any compensation or indemnification arrangements in connection with removal from office or retirement. The aggregate premium for these policies is approximately US$1.35 million, and the policies provide an aggregate coverage limit of US$50 million.

6B. Compensation

In 2025, the total compensation paid by us to all members of our board of directors and board of executive officers for services in all capacities was R$65.3 million, which includes salaries, bonuses, profit sharing arrangements and benefits, such as medical care, pension plan contributions and life insurance, among others. In 2025, the aggregate compensation paid by us to all members of our fiscal committee for services rendered was R$0.6 million.

See “—6D. Employees” for a brief description of our profit-sharing arrangements.

6C. Board Practices

Fiscal Committee

Under Brazilian Corporate Law, shareholders may request the appointment of a fiscal committee (conselho fiscal), which is a corporate body independent of management and our external auditors. The primary responsibility of the fiscal committee is to monitor management’s activities, review financial statements and report findings to shareholders. As of the date of this annual report, we have a fiscal committee in place, which was most recently elected by our annual shareholders’ meeting on April 24, 2026. Our fiscal committee comprises three effective members and three alternate members, of which one effective member and the respective alternate were appointed by our minority shareholders.

The effective members of our fiscal committee as of the date of this annual report are:

Name	Position	Age(1)	First Elected on	Last Elected on
Angélica Maria de Queiroz	Chairwoman	69	June 29, 2018	April 24, 2026
Paulo Roberto Evangelista de Lima	Member	69	April 30, 2025	April 24, 2026
Andrea Maria Meirelles de Menezes	Member	64	April 24, 2026	April 24, 2026

_____________

(1)	Age as of the date of this annual report.

Following is a brief biography of the members of our fiscal committee:

Angélica Maria de Queiroz. Ms. Queiroz has been the chairwoman of our fiscal committee since April 2022 (she was previously an alternate member and then an effective member since June 2018). She has also served as a member of the audit committee of CSN Mineração S.A. since January 2021. She is an associate director of the Brazilian Public Policy Debate Center (Centro de Debate de Políticas Públicas – CDPP) and has been a member of the advisory board of the Brazilian Institute of Management and Technology (Instituto Brasileiro de Gestão e Tecnologia – IBGT) since 2005, a founding partner of Clear Horizon in 2002, a strategy consultant for national and international companies (focused on supply and distribution, production, sales and finance) and member of the fiscal council of the non-governmental organization Américas Amigas. Ms. Queiroz was an independent consultant for our audit committee from 2011 to 2017. She holds a degree in economic sciences from the Pontifical Catholic University of Rio de Janeiro and a postgraduate degree in finance from Fundação Getúlio Vargas in Rio de Janeiro.

Paulo Roberto Evangelista de Lima. Mr. Lima serves as an independent member of our of our fiscal committee. Mr. Lima has extensive experience in the financial and corporate governance sectors. He worked for over 20 years at Banco do Brasil S.A., where he held senior positions including director of internal controls and director of risk management, overseeing market, credit, liquidity, and operational risk across the financial conglomerate. He has held various board and fiscal council positions in major companies, including Celesc S.A., Usiminas, Cecrisa, Ipiranga, and CPFL. He holds a degree in business administration, a master’s in business administration from Fundação Dom Cabral, and has completed postgraduate studies in financial administration at IBMEC, as well as specializations in business management from Fundação Dom Cabral and in corporate governance from the University of São Paulo.

Andrea Maria Meirelles de Menezes. Ms. Menezes has extensive experience as an executive in the financial sector and as a board member. Since 2023, she has served as a member of the board of directors and audit committee of Lojas Marisa. She previously served as a member of the board of directors of Banco Fibra for four years and as a statutory executive officer of several financial institutions. Ms. Menezes is a certified board member by the IBGC and holds MBAs in ESG from IBMEC and in government relations from Fundação Getulio Vargas, as well as a Master of Science degree in physics from the University of São Paulo.

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

6D. Employees

As of December 31, 2025, 2024 and 2023, we had 29,664, 29,695 and 26,563 employees, respectively. As of December 31, 2025, 96.44% of our employees were based in Brazil, and 3.56% were located in other countries where we operate, including the United States, Portugal, Germany, Switzerland, and Hong Kong.

As of December 31, 2025, our workforce was primarily concentrated in the steel, mining, cement, logistics, and energy divisions. The breakdown of employees by segment was as follows: (i) steel segment, with 15,054 employees, representing 50.75% of our total workforce; (ii) mining segment, with 8,151 employees, representing 27.48% of our total workforce; (iii) cement segment, with 3,926 employees, representing 13.23% of our total workforce; (iv) logistics segment, with 2,336 employees, representing 7.87% of our total workforce; and (v) energy segment, with 197 employees, representing 0.66% of our total workforce.

We believe we have historically maintained a constructive relationship with labor unions, and we have not experienced any material labor disputes in recent years. A significant portion of our employees are unionized, and we maintain collective bargaining agreements with several unions, which cover 100% of our employees.

We place strong emphasis on workforce development, health, and safety. In 2025, employees received an average of 26.8 hours of training, compared to 27.9 hours in 2024 and 20.9 hours in 2023. We continued to invest in and implement initiatives focused on employee well-being, diversity, and inclusion.

In addition, we maintain an employee profit-sharing plan for all of our employees, which allows them to earn bonuses based on our consolidated results and the results of each business unit.

We are also the main sponsor of a non-profit entity, Caixa Beneficente dos Empregados da CSN, created in July 1960. The main objective of this entity is to pay benefits that complement the Brazilian government’s social security payments to former employees. For more information, see note 32 to our audited consolidated financial statements included elsewhere in this annual report.

We also hire third-party employees. As of December 31, 2025, 2024 and 2023, we had 24,334, 24,202 and 19,673 third-party employees, respectively. The increase in the number of third-party employees in 2025 was primarily due to the expansion of the Itabirito Plant P15 project and the implementation of our operations modernization project at UPV, both of which required additional workforce support.

6E. Share Ownership

Our executive officers and members of our board of directors directly held an aggregate of 501,502 of our outstanding common shares as of December 31, 2025, representing less than 1% of our outstanding common shares.

Mr. Benjamin Steinbruch, our chief executive officer and board member, holds an indirect ownership interest in the common shares held by Vicunha Aços S.A. and Rio Iaco Participações S.A., our controlling shareholders, by virtue of the Steinbruch family’s indirect majority ownership interest in those entities.

6F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

In March 2023, the holding companies of our controlling shareholders underwent a reorganization, which did not result in a change of control. As of December 31, 2025, our capital stock comprised 1,326,093,947 common shares, each of which entitles its holder to one vote at our shareholders’ meetings. Our major shareholders do not have different voting rights from our other shareholders. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Common Shares and the ADSs—Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours.”

The following table sets forth the number of our common shares owned by our major shareholders as of December 31, 2025:

	Common Shares Shares Owned	Percent of Outstanding Shares
Vicunha Aços S.A.(1)	552,412,693	41.66%
Rio Iaco Participações S.A.(1)	45,706,242	3.45%
Avelina Participações S.A.	52,732,025	3.98%
CFL Ana Participações S.A.	62,353,852	4.70%
NYSE (ADS)	320,979,296	24.20%
Others	291,909,839	22.01%
Total	1,326,093,947	100.00%

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

Following is an overview of the types of related party transactions we enter into:

•	Our commercial and financial transactions with our subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties are carried out at market prices and under market conditions, based on common terms and rates applicable to third parties.
•	We maintain relations with other unconsolidated related parties, which include, among others, CBS Previdência, Fundação CSN, Banco Fibra, Consórcio da Usina Hidroelétrica de Igarapava, Ibis Participações e Serviços Ltda., Vicunha Imóveis Ltda., and Vicunha Serviços Ltda.

In addition, we guarantee certain indebtedness of related parties. For more information, see “Item 5. Operating and Financial Review and Prospects—5B. Liquidity and Capital Resources—Off-Balance Sheet Arrangements—Guarantees of Debt.”

We maintain internal controls to detect, prevent and address potential conflicts of interest in our transactions, including those with related parties, in order to ensure that all transactions are appropriately documented, characterized and accounted for. Our related party transactions are subject to approval based on our best interest and market terms and conditions. For more information on our related party transactions, see note 24 to our audited consolidated financial statements included elsewhere in this annual report.

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

Labor Contingencies

As of December 31, 2025, we and our subsidiaries were defendants in 11,720 labor claims, for which we recorded a provision of R$486 million. Most of these claims relate to alleged subsidiary and/or joint liability with respect to our independent contractors, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, health plan, indemnity claims resulting from other alleged occupational diseases or on-the-job accidents, breaks between working hours and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

We update our provisions for labor contingencies as a result of the closing of lawsuits and our constant revision of accounting estimates, which consider, among other factors, the nature of the claims involved.

Civil Contingencies

Our civil contingencies relate mainly to indemnity claims resulting from contractual disputes and collections, claims for damages and compensation related to our commercial and industrial activities and real estate disputes. As of December 31, 2025, we had recorded a provision of R$225 million for these civil contingencies.

Tax Contingencies

Our main tax contingency relates to a tax assessment notice involving R$6,544 million (as of December 31, 2025) issued against us for an alleged failure to submit to taxation a capital gain resulting from the alleged sale of 40% of our shares in former subsidiary Namisa (merged into our subsidiary CSN Mineração as of December 31, 2015) to the Asian Consortium. In May 2017, the São Paulo regional judgment office (Delegacia Regional de Julgamento), which is a lower administrative court, issued a decision cancelling the tax assessment notice. This decision was reversed and the tax assessment was upheld by the second level administrative court – the Administrative Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or CARF. We have challenged the merits of the tax assessment at the judicial level and also challenged the legality of the CARF judgment at the administrative level. In 2020, we offered certain assets as collateral for our potential liability under this proceeding. In May 2024, the administrative court issued a final and unappealable decision that cancelled the aggravated fine of R$4.4 million. However, the merits of the assessment are still under discussion in the judicial level. As of the date of this annual report, the case is pending final judgment by the judicial court. Our assessment remains that our risk of loss is possible.

This same tax assessment notice resulted in another contingency issued against Namisa (merged into our subsidiary CSN Mineração as of December 31, 2015) involving R$1,874 million, as of December 31, 2025. This tax assessment is for income tax and social contribution not paid due to allegedly improper goodwill amortization from 2008 to 2011. In May 2013, the São Paulo regional judgment office issued a decision favorable to us and cancelled the tax assessment notice, which decision was confirmed by CARF. After an appeal filed by the Federal Prosecutor’s Office, the Superior Chamber of CARF reversed the decision and reinstated the tax assessment. We challenged the formal requirements of the Federal Prosecutor’s Office’s appeal at the judicial level. In 2020, we filed an annulment lawsuit to contest the merits of the tax assessment and entered into an agreement (negócio jurídico processual) that was approved by the court. Following the closing of the administrative proceeding, a tax enforcement was ordered and, pursuant to the agreement we entered into, we will present certain collateral and installment payments. In May 2024, the administrative court issued a decision that cancelled the fine of R$997 million, which is being discussed in the administrative level. In October 2024, the federal judicial court of appeal issued a favorable decision to cancel the CARF judgment at the administrative level due to the non-fulfillment of the formal requirements. This decision was challenged by the Federal Prosecutor’s Office. As of the date of this annual report, the appeal filed the Federal Prosecutors’ Office is pending judgement.

In December 2018, another contingency related to allegedly improper goodwill amortization from 2013 to 2014 was issued against Namisa. This tax assessment demands the payment of income tax and social contribution involving approximately R$380 million, as of December 31, 2025. In June 2019, we filed our appeal to CARF, which issued a decision favorable to us in December 2019. In May 2024, this decision was reversed and the tax assessment was upheld by the Superior Chamber of CARF. The Federal Prosecutor’s Office subsequently initiated a tax foreclosure proceeding, to which we submitted objections. As of the date of this annual report, the matter is pending judgment.

In addition, we received tax assessment notices in December 2015 and December 2016 for R$907 million and R$1,357 million as of December 31, 2025, respectively, for an allegedly improper deduction of interest expenses in pre-payment contracts between us and Namisa. With regards to the December 2015 tax assessment, after a partially favorable decision issued by CARF that reduced the amount of the tax assessment, we filed an annulment lawsuit to challenge the remainder of the tax assessment, which, as of the date of this annual report, is pending judgment. The Federal Prosecutor’s Office filed a tax foreclosure, to which we presented a response that, as of the date of this annual report, is pending judgment. With regards to the December 2016 tax assessment, we filed an annulment lawsuit to contest the tax assessment, which, as of the date of this annual report, is pending judgment. The Federal Prosecutor’s Office filed a tax foreclosure, to which we presented a response that as of the date of this annual report, is pending judgment.

Other Tax Contingencies

In addition, we have the following relevant tax contingencies:

•	Corporate Income Tax – Application of International Agreement: Tax assessments arising from the application of international treaties to avoid double taxation, which determines that profits from foreign subsidiaries are not taxable in Brazilian jurisdiction. As of December 31, 2025, the amount relating to this contingency was R$5,858 million;
•	CFEM royalty: Charges related to the value of the tax base for the compensation of mineral resource extraction. As of December 31, 2025, the amount relating to this contingency was R$1,715 million;
•	Non-cumulative credits of PIS and COFINS: Contingency resulting from the divergence in the classification of goods as inputs for the purpose of PIS and COFINS tax credits. As of December 31, 2025, the amount relating to this contingency was R$1,875 million; and
•	ICMS – Tax-advantaged area: State Government of Rio de Janeiro disputes the application of a tax incentive to the sale of our goods. As of December 31, 2025, the amount relating to this contingency was R$1,309 million.

Antitrust

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

Due to this latest decision from CADE, granting us additional extension, Usiminas filed a mandamus against CADE, seeking to suspend the effects of CADE’s decision. In July 2023, the court suspended CADE’s decision and established a different deadline for CSN to conclude the divestment. Usiminas, CADE and CSN filed appeals against such ruling, which were dismissed. We appealed to the superior courts (STJ and STF) against this decision. In March 2025, a favorable decision was granted by the court to our preliminary injunction request, suspending any preliminary enforcement by Usiminas, until a final and unappealable decision is reached. On August 5, 2025, we completed the divestment of our shares in Usiminas in accordance with the commitment undertaken in the TCD, and CADE declared the obligation fulfilled. As of the date of this annual report, we are waiting for a final judicial decision.

Northeastern Railway System Proceedings

In 2016, the TCU initiated proceedings questioning the legality of governmental authorizations for the segregation of the Northeastern Railway System into two sub-railway systems: Northeastern Railway System I (operated by our subsidiary FTL) and Northeastern Railway System II (under construction by our subsidiary TLSA). According to the TCU, the federal government should have undergone a new bidding process to grant the concession for the construction of the new tracks of Northeastern Railway System II. In the course of this proceeding, the TCU approved an injunction suspending further disbursements by government agencies, including Infra and FDNE, for the development of Northeastern Railway System II, which adversely affected the pace of construction. In November 2022, the TCU repealed this injunction, and TLSA received R$70.0 million from the governmental agency FINOR. In November 2023, TLSA received R$811 million from FDNE.

Separately, in 2017, ANTT initiated proceedings claiming that TLSA did not comply with certain obligations under its concession agreement. ANTT concluded that TLSA breached its contractual obligations and recommended that the federal government terminate TLSA’s concession to operate Northeastern Railway System II.

In December 2022, TLSA signed an amendment with the grantor redefining the project scope to a 1,206 km railway with a completion deadline of December 2029. In December 2024, TLSA and Banco do Nordeste executed an amendment to the long-term FDNE financing arrangement, providing for an additional R$3.61 billion in funding and increasing total project investment to R$7.48 billion through the issuance of debentures, 50% of which are convertible. During 2025, TLSA received aggregate FDNE disbursements of R$1.7 billion, comprising R$400 million in January, R$600 million in June and R$700 million in December. TLSA also received capital increases totaling R$1.61 billion, consisting of R$816 million from FDNE and R$792 million from CSN, through advances for future capital increases. In October 2025, TLSA converted 50% of the debentures outstanding under the FDNE financing arrangement, in an aggregate principal amount of approximately R$3.6 billion, into equity, reducing the project’s outstanding indebtedness and improving TLSA’s capital structure.

We are unable to anticipate the outcome of the pending regulatory proceedings. An adverse decision could result in the loss of the TLSA concession, the imposition of additional investment obligations and the acceleration of loans granted to TLSA, for which we act as guarantor. See “Item 5. Operating and Financial Review and Prospects—5B. Liquidity and Capital Resources—Off-Balance Sheet Arrangements—Guarantees of Debt.” In addition, even if we are entitled to any indemnification in connection with a termination of the TLSA concession agreement for our investments in developing Northeastern Railway System II, this indemnification may be insufficient to cover our costs, expenses or losses and may be paid long after a decision is rendered terminating the concession, if at all.

With respect to Northeastern Railway System I, which is operated by FTL, the concession contract remains valid until 2027, with a request for extension under analysis by the federal government. In 2013, ANTT initiated proceedings claiming that FTL did not meet certain transportation targets and seeking to terminate the TAC executed by FTL that year. Following its evaluation, ANTT recommended that the federal government terminate the FTL concession agreement; however, the federal government issued a final decision ruling to proceed without adopting ANTT’s recommendation.

Environmental Proceedings

Our main environmental contingencies comprise: (i) notices of alleged environmental infractions; (ii) annulment lawsuits arising from fines; and (iii) public civil actions. As of December 31, 2025, we had recorded an aggregate provision of R$60.1 million relating to these environmental contingencies.

As of December 31, 2025, we had provisions for environmental liabilities in the total amount of R$119.7 million, as compared to R$155.5 million as of December 31, 2024. We believe our provisions are sufficient to cover all probable losses in environmental proceedings.

The following table sets forth our provisions for environmental liabilities as of the dates indicated:

(in millions of R$)
December 31, 2024	155.5
TACs(1)	7.9
Decommissioned coal mines (Santa Catarina)	88.6
Landfills and other(2)	23.2
December 31, 2025	119.7

_____________

(1)	Refers to environmental compensation agreed to in environmental proceedings.
(2)	Refers to an estimated calculation of recovery costs related to landfill remediation obligations.

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

In July 2012, the Rio de Janeiro State Prosecutor’s Office filed a public civil action against us claiming that we must (i) remove all waste disposed in an area used as an industrial landfill in the city of Volta Redonda and (ii) relocate 750 residences located in the adjacent neighborhood Volta Grande IV Residential. In August 2013, the Federal Prosecutor’s Office filed a judicial civil proceeding against us based on these same claims. In both cases, the court denied these requests but ordered that we present a timetable to investigate the area and, if necessary, to remediate the potential issues raised by the Rio de Janeiro State Prosecutor’s Office. We presented a timetable considering the conclusion of all studies related to our investigation, including a risk assessment and intervention plan, which were concluded in April 2014. In January 2019, the Superior Court of Justice ordered that both lawsuits be decided by the federal court. In 2025, the expert evidence phase began and, in parallel, we initiated negotiations with the Federal Prosecutor’s Office to enter into a TAC aimed at resolving the case. Since then, the proceedings have been stayed at the request of the Federal Prosecutor’s Office in order to assess the proposal.

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

In June 2015, the Federal Prosecutor’s Office filed a public civil action against us, INEA and the state of Rio de Janeiro in the federal court in Volta Redonda seeking (i) suspension of our sintering activities at Presidente Vargas Steelworks, (ii) to have INEA abstain from renewing or granting any license to us until we comply with applicable law and (iii) moral and material damages allegedly caused by water and atmospheric pollution deriving from noncompliant operations. As of the date of this annual report, we have presented our defense and are awaiting the next steps in the proceeding, at the expert evidence stage.

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

We are also party to two public civil actions filed by the Federal Prosecutor’s Office and the Rio de Janeiro State Prosecutor’s Office in the federal court of Volta Redonda, seeking moral and material damages for alleged environmental damage caused by our use of certain landfills in Volta Redonda without the appropriate environmental license during the 1980s and 1990s. One of these actions seeks damages in the approximate amount of R$300.0 million. In the first action, following the submission of our defense, the court ordered a conciliatory session in December 2021 to address technical matters relating to the environmental management of the area with INEA, and suspended the proceedings pending completion of the applicable environmental management schedule until 2025. In that same proceeding, we argued that the action had become moot on the basis of a technical report prepared by Geoambiente concluding that the only feasible remediation measure (conversion of the area into a road access interchange) had already been implemented. That argument remains pending judicial evaluation.

Regarding the other public civil action, the proceedings resumed in 2023. By court order, the magistrate has been regularly informed of the progress of the remediation phases, which are advancing toward substantial completion.

We are also party to agreements entered into with the Public Prosecutor’s Office in 2009 and 2010, relating to environmental liabilities arising from coal mining activities in the southern region of the State of Santa Catarina, the impacts of which originated in periods prior to the 1990s. Such agreements include, among other obligations, the implementation of environmental remediation measures for specific areas affected by these activities.

In June 2018, we entered into a judicial agreement with the purpose of extending and revising the deadlines for the implementation of environmental remediation measures. In the course of the implementation of this agreement, technical studies prepared by specialized consulting firms engaged by us indicated that the definition of technically feasible and environmentally adequate remediation measures depends on the adoption of an integrated conceptual model, based on a standardized methodology to be applied uniformly by all parties responsible for the remediation of areas impacted by coal mining activities in the region.

On October 20, 2025, a judicial decision was rendered granting our request, annulling the fines imposed due to the alleged noncompliance with the agreement then in force and allowing for the reassessment of the obligations undertaken in light of the aforementioned integrated environmental remediation model. At the same time, we have been conducting negotiations with the Public Prosecutor’s Office to revise the 2018 agreement, in order to align it with current technical conditions, incorporate the integrated remediation model and establish new deadlines and implementation schedules.

There can be no assurance, however, that such negotiations will result in the execution of a new agreement on terms acceptable to us or within a reasonable timeframe. In addition, the interpretation and monitoring of compliance with the obligations may be challenged by the Public Prosecutor’s Office or environmental authorities, which could result in the imposition of fines, the adoption of coercive measures, including the freezing of bank accounts, or the initiation of civil or criminal proceedings against us and/or our officers. The potential imposition of additional penalties, an expansion of environmental remediation obligations, delays in renegotiating the agreement or adverse decisions in judicial or administrative proceedings could have a material adverse effect on us.

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

In June 2019, we filed a lawsuit to contest a notification from INEA regarding suspension of the solid bulk operations at TECON due to these operations allegedly not being within the scope of permitted activities under TECON’s operating license. We also requested a preliminary injunction, which was granted, to suspend the effects of the notification and to continue operations pending final judgment of the lawsuit. On February 24, 2026, TECON’s claims were granted, and the notification was nullified. The court confirmed the preliminary injunction previously granted and dismissed the case with a decision on the merits.

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

In April 2019, the Minas Gerais State Prosecutor’s Office filed a public civil action to compel us to adopt mitigating measures regarding the psychological risks and losses allegedly generated by the Casa de Pedra dam, including relocating residents and indemnifying the value of their homes, bearing rent and social assistance expenses and relocating the children who attended the daycare center and school that have been closed. The Minas Gerais State Prosecutor’s Office also pleaded for the payment of collective moral damages. In November 2021, a lower trial court ruling ordered that we pay rent for residents to relocate and that we construct the daycare center and school that were closed. We filed an appeal, which revoked the decision. However, in 2022, another decision reaffirmed the 2021 decision. As of the date of this annual report, we are awaiting the continuation of the proceedings before the trial court. There is currently no injunction in effect, as all injunctive relief granted to date has been revoked by the appellate court.

We are also subject to public civil investigations at the federal and state levels that monitor the regularity of our dams. In 2019, we signed a preliminary agreement term with the Federal Prosecutor’s Office, referring to five of our dams, with which we have fully complied.

In October 2017, CSN Mineração entered into an agreement with the Minas Gerais State Prosecutor’s Office pursuant to which it agreed to adopt certain measures, including some specified in the technical report prepared by the Minas Gerais State Prosecutor’s Office regarding the Casa de Pedra dam complex in order to comply with the emergency plan for mining dams, as well as general recommendations regarding the location, works, types of dams and audits of the Casa de Pedra dam complex. We fulfilled the commitments set forth in the agreement and requested a certificate of full compliance (Certidão de Cumprimento Integral) and the closure of the investigation. As of the date of this annual report, we are negotiating an agreement with the Minas Gerais State Prosecutor’s Office and the Federal Prosecutor’s Office in connection with the remaining matters.

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

Since 2021, a total of 485 indemnification proceedings have been filed by more than 1,000 fishermen for alleged material and moral damages derived from an event that occurred in April 2021 at the Port of Itaguaí. As of December 31, 2025, 159 judgments had been rendered, all of which fully dismissed the plaintiffs’ claims. In addition, 12 favorable appellate decisions were issued, emphasizing the sufficiency of the evidence presented by us, as well as environmental compliance and the absence of any evidence submitted by the plaintiffs capable of demonstrating damages or their status as fishermen. As of the date of this annual report, no appeals to higher courts have been filed against the favorable appellate decisions already issued. As a result, final and unappealable judgments have been certified in nine cases. A criminal investigation is currently underway to examine the conduct of the plaintiffs and their attorneys in connection with these lawsuits.

On December 23, 2021, CEEE-G filed a repossession action against the MBYA-GUARANI indigenous community and the National Indigenous Peoples Foundation (Fundação Nacional dos Povos Indígenas, or FUNAI), alleging that a group of indigenous individuals had occupied the Horto Florestal Bugres/Canastra area. The injunction to reinstate possession was revoked by the federal regional court, which ordered the case to be referred to the conciliation sector. A technical site visit was held in July 2024. In 2025, a mediation session was held, during which CEEE-G raised concerns regarding the significant risks the area poses to its occupants. Following this session, the State of Rio Grande do Sul was notified, and an official request was submitted to the federal assets secretariat, seeking information on alternative areas that could be allocated for occupation by indigenous communities. The court ordered the inclusion of the federal government as an interested party in the proceedings and directed that a new mediation session be scheduled, which remains pending.

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

On June 19, 2023, CEEE-G submitted a petition to FUNAI requesting the resettlement of the Caigangue Indigenous group, referencing a final and unappealable judgment from 2007 stemming from a repossession action concerning the Horto Florestal in Salto do Jacuí, state of Rio Grande do Sul. The request cited ongoing environmental damage in the conservation area and security concerns related to energy production. By court order, the case was referred to the land conflicts commission, where two technical inspections and mediation sessions have already occurred. No decision has been made regarding the resettlement location, and the proceedings have been stayed until July 17, 2026, pending the outcome of the mediation.

Other Environmental Liabilities

Our main environmental liabilities as of December 31, 2025 were associated with environmental recovery at former coal mines decommissioned in 1989 in the state of Santa Catarina, as well as environmental recovery due to previous operations at the Presidente Vargas Steelworks. These obligations arise from a Public Civil Action brought by the Public Prosecutor’s Office, pursuant to which coal mining companies were required to remediate areas impacted by historical coal extraction activities in accordance with applicable environmental laws and regulations.

We record a provision for remediation costs and environmental claims when a loss is probable, the amount can be reasonably estimated, and we may incur a legal obligation. This provision is included in our income statements as other operating income (expenses). We do not include in our reserves environmental liabilities related to ERSA, as these are contractually supported by its former owner.

Arbitration

In the first quarter of 2021, we were notified of the commencement of a confidential arbitration regarding our alleged default under certain iron ore supply agreements, involving the amount of US$1.0 billion. We believe the allegations are unfounded, due to the lack of damages, and based on the assessment of our legal advisors. We have submitted our response to the request for arbitration, and the matters at issue are part of broader arbitral disputes initiated by both parties. The proceedings are expected to be concluded within approximately 12 months. As of the date of this annual report, the arbitration proceeding is ongoing.

Other Legal and Administrative Proceedings

We are defendants in other legal and administrative proceedings involving claims in the aggregate amount of R$47,419 million as of December 31, 2025, as compared to R$48,454 million as of December 31, 2024, of which (i) R$38,747 million relate to tax contingencies as of December 31, 2025 (R$41,326 million as of December 31, 2024); (ii) R$3,946 million relate to civil contingencies as of December 31, 2025 (R$2,964 million as of December 31, 2024); (iii) R$3,017 million relate to labor contingencies and social security contingencies as of December 31, 2025 (R$2,580 million as of December 31, 2024); and (iv) R$1,707 million relate to environmental contingencies as of December 31, 2025 (R$1,583 million as of December 31, 2024). Our legal counsel has assessed these contingencies as entailing a risk of possible loss and, therefore, no provision has been recorded for these contingencies.

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

Law No. 15,270/2025, which entered into force on January 1, 2026, subjects dividends approved after December 31, 2025 to withholding income tax at a rate of 10% for shareholders not resident in Brazil. Brazilian companies are also permitted to pay limited amounts of interest on shareholders’ equity to holders of equity securities and to treat these payments as an expense for Brazilian income tax purposes. These payments, net of withholding income tax, may be included in determining whether the statutory minimum dividend requirement has been met, subject to shareholder approval. For more information on the tax treatment of dividends and interest on shareholders’ equity, see “Item 10. Additional Information—10E. Taxation—Brazilian Tax Considerations—Taxation of Dividends and Interest on Shareholders’ Equity.”

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

Payment of Dividends

We are required to hold annual shareholders’ meetings within the first four months after the end of our fiscal year at which an annual dividend may be declared. Additionally, our board of directors may declare interim dividends. Under Brazilian Corporate Law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ or a board of directors’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest on shareholders’ equity as described under “––Additional Payments on Shareholders’ Equity” below) in respect of the common shares it holds, after which we will no longer be liable for the dividend payments.

Our payments of cash distributions on common shares underlying the ADSs will be made in Brazilian currency reais to our ADS custodian on behalf of our ADS depositary. Our ADS custodian will then convert the proceeds into U.S. dollars and will cause the U.S. dollars to be delivered to our ADS depositary for distribution to holders of ADSs.

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

The TJLP is based on the annual profitability average of Brazilian public internal and external debt. The TJLP for 2025 was 9.07% per annum.

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

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2025, the aggregate market capitalization of the B3 was approximately R$4.69 trillion and the ten largest companies listed on the B3 represented 50.6% of the total market capitalization of all listed companies. In contrast, as of December 31, 2025, the aggregate market capitalization of the NYSE was US$31.8 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in many cases a substantial portion of such shares is held by controlling shareholders, governmental entities or a principal shareholder, which reduces the public float and may further reduce liquidity. See “Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Common Shares and the ADSs—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.”

As of December 31, 2025, our market capitalization was approximately R$11.9 billion, representing approximately 0.24% of the aggregate market capitalization of companies listed on the B3.

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

Overview

As of December 31, 2025, our capital stock comprised 1,326,093,947 common shares. Our bylaws authorize our board of directors to increase our capital stock to up to 2,400,000,000 common shares without an amendment to our bylaws. There are currently no classes or series of preferred shares issued or outstanding. We may purchase our own shares for purposes of cancellation or to hold them in treasury subject to certain limits and conditions established by the CVM and Brazilian Corporate Law. See “Item 16. Reserved––16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

10C. Material Contracts

None.

10D. Exchange Controls

There are no restrictions on the ownership of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation, which generally require, among other things, the maintenance of an electronic registration with the Central Bank. Under Joint Resolution No. 13/2024, issued by the Central Bank and the CVM, foreign investors may invest in substantially all financial assets and engage in substantially all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled.

Foreign investors qualifying under Joint Resolution No. 13/2024 that are not resident in a low-tax jurisdiction and are not subject to a privileged tax regime are entitled to favorable tax treatment.

An electronic registration has been issued in the name of the depositary bank with respect to our ADSs and is maintained by our custodian on behalf of the depositary bank through the Central Bank’s SISBACEN system. This electronic registration replaced the former amended certificate of registration. Pursuant to such electronic registration, the custodian and the depositary bank are able to convert dividends and other distributions with respect to the common shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil.

In the event that a holder of ADSs exchanges such ADSs for common shares, the holder will be entitled to continue to rely on the depositary’s electronic registration for a period of five business days following the date of such exchange. Thereafter, the holder must seek to obtain its own electronic registration with the Central Bank. A holder of common shares who does not hold such shares pursuant to Joint Resolution No. 13/2024 as a duly registered investor, or who does not apply for and obtain a new electronic registration, may not be able to convert into U.S. Dollars or other foreign currencies, or remit outside Brazil, any amounts received upon the disposition of such common shares or any distributions made with respect thereto. In addition, a foreign investor who resides in a jurisdiction subject to an unfavorable tax regime or who is not registered pursuant to Joint Resolution No. 13/2024 will be subject to less favorable tax treatment. See “Item 10.E—Taxation—Brazilian Tax Considerations.”

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

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (“Non-Resident Holder”). It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below, possibly with retroactive effect. This discussion does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder. Each Non-Resident Holder of common shares or ADSs should consult its own tax advisor concerning the Brazilian tax consequences of an investment in our common shares or the ADSs.

For purposes of Brazilian taxation, Non-Resident Holders of common shares or ADSs are divided into two categories: (a) Non-Resident Holders that are registered with the Central Bank and the CVM and invest in Brazil through the Brazilian financial and capital markets in accordance with Joint Resolution No. 13/2024, issued by the CVM and the Central Bank; and (b) other Non-Resident Holders, including Non-Resident Holders who invest in Brazilian companies as foreign direct investors under Law No. 14,286/2021 and Central Bank Resolution No. 277/2022.

Joint Resolution No. 13/2024 permits foreign investors, including individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered outside Brazil, to invest in substantially all financial assets available in the Brazilian financial and capital markets and to engage in substantially all transactions therein, provided that certain legal and regulatory requirements are fulfilled.

Taxation of Dividends and Interest on Shareholders’ Equity

Dividends, including stock dividends and other dividends, paid by us (i) to the ADS depositary in respect of the common shares underlying the ADSs or (ii) to a Non-Resident Holder in respect of the common shares, are generally subject to Brazilian withholding income tax at a rate of 10%, pursuant to recent amendments to Law No. 9,249/1995. The applicability of Brazilian withholding income tax may be limited by transitional rules and exemptions available to certain categories of foreign beneficiaries.

Under transitional rules, dividends derived from profits generated on or after January 1, 1996 may remain exempt from Brazilian withholding income tax if, among other conditions, the distribution was approved by December 31, 2025.

The amendments to Law No. 9,249/1995 also provide specific exemptions from Brazilian withholding income tax for certain non-resident beneficiaries, including foreign governments (subject to reciprocity), sovereign wealth funds and certain foreign pension or retirement benefit entities, as set forth therein.

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

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 17.5%, or 25% if the Non-Resident Holder is domiciled in a tax haven.

Under Brazilian tax laws, a “tax haven” is defined as a country or location (i) that does not impose any income tax or where the maximum income tax rate is 17%; or (ii) where the local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership (each, a “Tax Haven Jurisdiction”). A list of current tax haven jurisdictions has been published under Normative Instruction No. 1,037, dated July 4, 2010, as amended.

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

Taxation of Gains

Capital gains realized by Non-Resident Holders on the disposition of common shares sold on the Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market):

•	are exempt, when realized by a Non-Resident Holder that (i) is a qualified Holder under Joint Resolution No. 13/2024 and (ii) is not resident or domiciled in a Tax Haven Jurisdiction;
•	are subject to income tax at a rate of 15% in case of gains realized by (i) a Non-Resident Holder that (x) is not a qualified Holder under Joint Resolution No. 13/2024 and (y) is not resident or domiciled in a Tax Haven Jurisdiction; or (ii) a Non-Resident Holder that (x) is a qualified Holder under Joint Resolution No. 13/2024 and (y) is resident or domiciled in a Tax Haven Jurisdiction; and
•	are subject to income tax at a rate of 25% in case of gains realized by a Non-Resident Holder that (i) is not a qualified Holder under Joint Resolution No. 13/2024 and (ii) is resident or domiciled in a Tax Haven Jurisdiction.

As a general rule, capital gains realized as a result of a disposition transaction are the positive difference between the amount realized on the disposition of the common shares and the respective acquisition cost.

According to Law No. 10,833/2003, the gains recognized on a disposition of assets located in Brazil, such as our common shares, by a Non-Resident Holder, are subject to withholding income tax in Brazil. This rule is applicable regardless of whether the disposition is conducted in Brazil or abroad and/or if the disposition is or is not made to an individual or entity resident or domiciled in Brazil.

Withholding income tax of 0.005% will apply and can be offset against any income tax due on the capital gain. Such withholding does not apply to a qualified Holder under Joint Resolution No. 13/2024 that is not resident or domiciled in a Tax Haven Jurisdiction.

Any other gains realized on the disposition of common shares that are not carried out on the Brazilian stock exchange:

•	are subject to income tax at rates varying from 15% to 22.5%, depending on the total amount of gains within two consecutive fiscal years (see table below) when realized by any Non-Resident Holder that is not resident or domiciled in a Tax Haven Jurisdiction, whether or not such holder is a qualified Holder under Joint Resolution No. 13/2024; and
•	are subject to income tax at a rate of 25% when realized by a Non-Resident Holder that is resident or domiciled in a Tax Haven Jurisdiction, whether or not such holder is a qualified Holder under Joint Resolution No. 13/2024.

The capital gains rates described above, varying from 15% to 22.5%, are determined according to the following table:

Capital Gains Tax Rate	Threshold (total gains on the sale of the same rights within two fiscal years)
15%	Total gains below R$5 million
17.5%	Total gains above R$5 million, but below R$10 million
20%	Total gains above R$10 million, but below R$30 million
22.5%	Total gains above R$30 million

In the cases described above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, withholding income tax of 0.005% will also apply and can be offset against any income tax due on the capital gain.

The statutory definition of a Tax Haven Jurisdiction for the purpose of income taxation on gains should differ depending on whether or not a holder is a qualified Holder under Joint Resolution No. 13/2024. In the case of a qualified Holder under Joint Resolution No. 13/2024, the definition of Tax Haven Jurisdiction should not comprise jurisdictions where the local legislation imposes restrictions on disclosing the shareholding composition or ownership of the investment. However, the list provided for in Normative Instruction No. 1,037/10 does not seem to differ from the Tax Haven Jurisdiction definition for the purposes of a qualified Holder under Joint Resolution No. 13/2024.

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

Gains on the Exchange of Common Shares for ADSs

The deposit of common shares in exchange for ADSs may be subject to Brazilian withholding income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in common shares or, in the case of other market investors under Joint Resolution No. 13/2024, the acquisition cost of the common shares, as the case may be, is lower than:

•	the average price per common share on the Brazilian stock exchange on which the greatest number of such common shares were sold on the day of deposit; or
•	if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold during the 15 preceding trading sessions.

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the common shares, calculated as set forth above, is considered a capital gain subject to income tax at rates up to 25%. In some circumstances, there may be arguments that this tax treatment is not applicable in the case of qualified Holders under Joint Resolution No. 13/2024 that are not located in a Tax Haven Jurisdiction.

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

Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign income taxes and certain exceptions for short-term and hedged positions, any Brazilian income tax withheld from dividends paid by us may be treated as foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, the U.S. Holder may deduct such taxes in computing taxable income for U.S. federal income tax purposes provided that the U.S. Holder does not elect to claim a foreign tax credit for any otherwise creditable foreign income taxes paid or accrued for the relevant taxable year. Regulations impose additional requirements that must be met for a foreign tax to be creditable (including requirements that a “covered withholding tax” be imposed on nonresidents in lieu of a generally applicable tax that satisfies the regulatory definition of a “net income tax,” which may be unclear or difficult to determine). However, IRS guidance provides temporary relief from certain of these requirements if the guidance is applied consistently to all foreign taxes paid during the relevant taxable year until the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules with respect to foreign tax credits are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. In the case of a gain from the disposition of a share or ADS that is subject to Brazilian income tax (see “—Brazilian Tax Considerations—Taxation of Gains”), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian income tax (i.e., because the gain from the disposition would be U.S. source income). Under U.S. guidance mentioned above (see “—U.S. Federal Income Tax Considerations—Taxation of Dividends—U.S. Holders”), Brazilian withholding tax imposed on such U.S. source gain may not constitute a creditable tax. Moreover, even if the tax is a creditable tax, the U.S. Holder may be unable to benefit unless it can apply the credit against U.S. federal income tax payable on other income from foreign sources from the relevant foreign tax basket. Alternatively, the U.S. Holder may be able to take a deduction for the Brazilian income tax if it does not elect to claim a foreign income tax credit for any otherwise creditable foreign taxes paid or accrued during the taxable year.

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

We are exposed to the following floating interest rates:

•	U.S. dollar secured overnight financing rate, or SOFR, due to our floating rate U.S. dollar-denominated debt (usually trade finance related) and our cash position held offshore in U.S. dollars, which is invested in short-term instruments;
•	TJLP, due to real-denominated debt indexed to this interest rate;
•	CDI (benchmark Brazilian real overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt; and
•	IPCA, Brazil’s official inflation indicator, calculated by IBGE, due to BRL denominated debt issued in the local capital markets.
		Maturities
	Notional amount	2026	2027	2028	2029	2030	Thereafter
	(in millions of R$)
Exposure as of December 31, 2025* (amortization)
U.S. dollar fixed rate	23,715	3,838	561	8,036	–	3,852	7,428
U.S. dollar SOFR	9,154	3,552	2,981	791	468	468	894
CDI	18,564	2,259	4,014	2,334	1,737	1,500	6,720
IPCA	19	8	8	3	–	–	–
TJLP	1,017	142	142	142	143	123	325
Others	1,124	724	102	95	126	9	68

Our cash and cash equivalents were as follows as of the dates presented:

	December 31, 2024	December 31, 2025	Exposure
Cash in reais	8,390	6,687	CDI
Cash in U.S. dollars	12,081	4,927	SOFR Index

The following table sets forth the average interest rate of our borrowings and financing:

	As of December 31, 2025
	Average interest rate(*)	Total debt
		(in millions of R$)
US$	6.42%	36,446
R$	16.11%	16,276
EUR	3.53%	871
		53,593

_____________

(*)	In order to determine the average interest rates for our borrowings and financing agreements with floating rates, we used rates as of December 31, 2025.

We may conduct U.S. dollar futures operations on the B3 or over the counter to ensure the forward purchase or sale of U.S. dollars, which are settled by the difference in contracted R$/US$ buy or sell parity against the R$/US$ sell or buy parity. The main purpose of these operations is to hedge liabilities indexed to the U.S. dollar from Brazilian real fluctuations, which are affected by market, economic, political, regulatory and geopolitical conditions, among others. The gains and losses from these contracts are directly related to U.S. dollar exchange and CDI fluctuations. For more information see notes 15.b section iii, item “a” and 15.c of our audited consolidated financial statements included elsewhere in this annual report.

Sensitivity Analysis of Changes in Interest Rates

We considered two scenarios to assess the impact of interest rate fluctuations: Scenario 1 forecasts a rising interest rate environment, while Scenario 2 projects a declining interest rate horizon. For the calculation, the closing rates on December 31, 2025, were used as references, based on a dispersion model that considers not only historical interest rate fluctuations but also detailed projections from management. This approach allows a comprehensive and accurate assessment of the potential economic impacts resulting from interest rate fluctuations. For more information on the sensitivity analysis to risks related to interest rates, see note 15.b section ii to our audited consolidated financial statements included elsewhere in this annual report.

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

For more information on our exposure to U.S. dollar exchange rate risk, see note 15.b section i to our audited consolidated financial statements included elsewhere in this annual report.

Our exposure to the euro is due to the following contract categories:

•	euro-denominated debt;
•	offshore cash;
•	euro indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and
•	offshore investments: assets that we bought offshore and that are denominated in euros on our balance sheet.

The following table sets forth our exposure to euro exchange rate risk:

	As of December 31,		As of December 31,
	2024(1)	2025(1)	2024	2025
	(in millions of R$)		(in millions of €)
Euro liabilities
Trade accounts payable	420	647	65	100
Loans and financing	802	873	124	135
Others	–	–	–	–
Total liabilities	1,222	1,520	189	235

Euro assets
Offshore cash and cash equivalents	1,902	1,132	294	175
Trade accounts receivable	136	291	21	45
Total assets	2,038	1,423	315	220
Total euro exposure	816	(97)	126	(15)

(1)	Euro amounts are translated into reais at the euro selling rate of R$6.4692 to €1.00 as of December 31, 2025, as reported by the Central Bank.

Offshore Investments

We have capitalized our offshore subsidiaries domiciled in U.S. dollar-based countries with equity and fixed income investments, and those investments are accounted as U.S. dollar investments. The result is that they are recorded as assets indexed to the U.S. dollar from an earnings perspective. For more information on our active contracts and these records are presented in our financial statement, see note 15.b, section iii, item “c” to our audited consolidated financial statements included elsewhere in this annual report.

Commodity Price Risk

Fluctuations in the price of steel, iron ore and some of the commodities used in producing steel, such as zinc, aluminum, tin, coal, coke and energy, can have an impact on our earnings. We may contract derivatives to hedge our exposure to certain commodity price fluctuations.

For more information on our active contracts and these records are presented in our financial statement, see note 15.b, section iii to our audited consolidated financial statements included elsewhere in this annual report.

Sensitivity Analysis

In the Brazilian macroeconomic environment, exchange rate variation is the most significant market risk to which we are exposed. The U.S. dollar selling rate had an annual volatility of approximately 16.5% from 2024 to 2025.

Sensitivity Analysis of Derivative Financial Instruments and Foreign Exchange Exposure

We considered two distinct scenarios to assess the impact of exchange rate fluctuations: Scenario 1 forecasts a horizon of increased currency volatility, while Scenario 2 projects a horizon of currency appreciation. The calculation was based on the closing exchange rate on December 31, 2025, using assumptions based on a dispersion calculation that considers both historical variations in exchange rates and projections developed our management.

For more information on the sensitivity analysis and their respective scenarios, see note 15.b, section I to our audited consolidated financial statements included elsewhere in this annual report.

Market Price

Risk of Our Common Shares

We are exposed to the risk of changes in the market price of our common shares due to investments made and investments recorded at fair value through profit or loss. We considered two scenarios to assess the impact of fluctuations in quotations on profit or loss: Scenario 1 (extreme pessimistic) forecasts a horizon of deterioration in the volatility of quotations, while Scenario 2 (extreme optimistic) projects a horizon of appreciation of quotations. The calculation was based on the closing price of the shares as of December 31, 2025, using assumptions based on both the dispersion of historical variations in quotations and projections prepared by our management.

For more information on the sensibility analysis of the market price, see note 15.d, section iv to our audited consolidated financial statements included elsewhere in this annual report.

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

Direct and Indirect Payments by the Depositary

The depositary makes certain payments and reimburses us for certain expenses we incur in connection with the ADR program, as agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. In 2025, these payments and reimbursements by the depository of the ADR program, Citibank, N.A., were R$27.8 million.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2025, CSN’s disclosure controls and procedures are effective.

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

Management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment, we concluded that our internal control over financial reporting is effective as of December 31, 2025.

Our assessment of, and conclusion on, the effectiveness of internal control over financial reporting as of December 31, 2025 did not include the internal controls of Estrela, Gramperfil S.A., or Gramperfil, Galvacolor Jerez S.L.U., or Galvacolor, and Global Dot Com S.A., or Global Dot, each of which we acquired during the year ended December 31, 2025. Our audited consolidated financial statements include the results of these entities. As of and for the year ended December 31, 2025, these entities accounted for 3% and 7% of total and net assets, respectively, and 2% and 1% of revenues and net loss for the year, respectively.

Attestation Report of the Independent Registered Public Accounting Firm

Forvis Mazars Auditores Independentes Sociedade Simples Ltda, or Forvis Mazars, our independent registered public accounting firm, audited, as of December 31, 2025, our internal control over financial reporting. For Forvis Mazars’ report, dated April 30, 2026, see our audited consolidated financial statements included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

In the year ended December 31, 2025, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

16B. Code of Ethics

We adopted our Code of Conduct in 1998, reinforcing our ethical standards and the values that apply to all of our employees, including executive officers and directors. Our Code of Conduct was last updated in 2024, defining basic principles to guide the daily behavioral commitments assumed by our employees, executives, suppliers, customers and service providers, among other stakeholders.

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

Our Code of Conduct is in compliance with the SEC requirements for codes of ethics for senior financial officers. A copy of our Code of Conduct is available on our website at https://www.csn.com.br/codigos-de-conduta/, which is not incorporated by reference to this annual report.

16C. Principal Accountant Fees and Services

Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations. For the fiscal year ended December 31, 2024, Grant Thornton Auditores Independentes Ltda. acted as our independent auditor, and, for the fiscal year ended December 31, 2025, Forvis Mazars acted as our independent auditor.

The following table sets forth the services rendered and the related fees:

	Year ended December 31,
	2024	2025
	(in thousands of R$)
Audit fees	6,853	4,625
Audit-related fees	6,234	641
Total	13,087	5,266

Audit Fees

Audit fees in 2024 and 2025 comprised the aggregate fees billed and billable by our independent auditors in connection with the audit of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

In 2024 and 2025, audit-related fees in the above table are fees billed and billable by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements, and include tax compliance, issuance of comfort letters, due diligence and other assurance services. Services additional to the examination of our financial statements are submitted for prior approval to our audit committee in order to ensure that they do not represent a conflict of interest or affect the auditors’ independence.

16D. Exemptions from the Listing Standards for Audit Committees

Not applicable. For a discussion on our audit committee, see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Audit Committee.”

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

As of December 31, 2025, we did not hold any of our common shares in treasury.

16F. Change in Registrant’s Certifying Accountant

On May 2, 2025, upon the recommendation of our audit committee, we dismissed Grant Thornton Auditores Independentes Ltda., or Grant Thornton, as our independent registered public accounting firm, in order to unify the independent registered public accounting firm across the CSN group. On the same date, our audit committee engaged Forvis Mazars as our independent registered public accounting firm as of the first quarter of 2025. Forvis Mazars served as our independent registered public accounting firm for audit services pursuant to Brazilian laws and regulations since 2022 and was approved to act as our independent registered public accounting firm for the audit of the financial statements for the years ended December 31, 2025 and 2026.

Grant Thornton’s audit report dated April 30, 2025, on our consolidated financial statements for the fiscal years ended December 31, 2024 and 2023, does not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

Grant Thornton audited internal control over financial reporting as of December 31, 2024 and 2023, and issued an unqualified report for each year.

During the two fiscal years preceding the rotation of Grant Thornton, there were no disagreements with Grant Thornton, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or scope of audit procedures, which disagreement, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make a reference to the subject matter of the disagreement in connection with its audit reports for such fiscal years. During the two fiscal years preceding the rotation of Grant Thornton, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided Grant Thornton with a copy of this Item 16F and have requested that Grant Thornton furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter is filed as exhibit 16.2 to this annual report.

We did not consult Forvis Mazars during our two most recent fiscal years or any subsequent interim period as to the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20 F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20 F).

16G. Corporate Governance

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applicable to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; (iii) adopt a clawback policy; and (iv) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practices required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

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

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. We believe our code substantially addresses the matters required to be addressed by the NYSE rules. For further information on our Code of Conduct, see “Item 16. Reserved––16B. Code of Ethics.”

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Applicable Brazilian law does not have a similar requirement. We maintain an internal audit function that operates under the supervision of our statutory audit committee. Our internal audit function is responsible for independently evaluating corporate processes, verifying compliance with our internal standards and policies, and assessing the adequacy of our risk management and internal control systems.

16H. Mine Safety Disclosure

Not applicable as none of our mines are located in the United States and as such are not subject to the U.S. Federal Mine Safety and Health Act of 1977 or the U.S. Mine Safety and Health Administration.

16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

16J. Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. These policies and procedures are filed as exhibit 11.1 to this annual report.

16K. Cybersecurity

Risk Management and Strategy

Our cybersecurity risk management strategy establishes guidelines for information security, control and monitoring designed to adequately protect our information assets, ensuring the integrity, availability, and confidentiality of the information processed and stored in our IT systems and other technological resources. We have implemented structured processes to manage risks arising from cybersecurity threats, which are formally documented in our information security policy.

We apply cybersecurity solutions and procedures to ensure the appropriate handling, collection, protection, and availability of data and information used across our corporate systems.

Our IT department is responsible for maintaining and promoting the effective implementation of our cybersecurity policy, as well as for educating users on applicable information security requirements. These rules apply to all users, including those within our subsidiaries that operate under different IT environments, whether more or less integrated with the broader organization.

As part of our risk management strategy, we engage a cybersecurity service provider certified under ISO27001 and ISAE3402 standards to support the management of our cybersecurity controls and procedures. In addition, we adopt the Control Objectives for Information and Related Technologies framework, developed by the Information Systems Audit and Control Association, to guide our IT governance practices. We also continuously assess and monitor material cybersecurity risks associated with our third-party service providers.

With respect to cybersecurity processes and tools, we have a security operations center, supported by event correlation tools and malware detection and response solutions. We have established governance committees and invest in multi-factor authentication solutions, user awareness programs, and immutable backup technologies.

We conduct quarterly internal vulnerability assessments in collaboration with our outsourced service provider, as well as annual penetration tests performed by external companies. Based on the findings of these tests, we develop and implement action plans to mitigate identified risks. All information security incidents are recorded, monitored, and addressed on a monthly basis, with reports presented by our security operations center.

In recent years, we have not experienced any cybersecurity incidents resulting in service downtime, material damage, or data breaches.

In December 2024, our Volta Redonda and Porto Real plants obtained the Trusted Information Security Assessment Exchange, or TISAX certification. TISAX is an information security assessment and exchange mechanism that enables mutual recognition of assessment results among participating organizations. This certification is valid for a three-year period.

Governance

We have an information security work group composed of members from our information technology, risk, and compliance teams. Our information security work group is led by our information security and information technology infrastructure manager, Mr. Leandro Oliveira Barcelos. Mr. Barcelos is a professional with over 30 years of experience in information technology, including significant experience in information security, governance and risk management. All relevant cybersecurity threats and risks are regularly reported to our audit committee Our audit committee holds periodic meetings focused on ensuring compliance with the responsibilities established under applicable laws and its internal operating charter. As necessary, our audit committee determines the engagement of external consultants, legal counsel, accountants, experts, and other independent professionals to support the performance of its duties.

We assess our strategic, operational, financial, and regulatory risks through our audit, risk, and compliance executive board. In this context, our main risk factors, including those arising from cybersecurity threats, are consolidated every two years and evaluated based on their likelihood of occurrence and potential impacts to us. Based on this risk assessment, the business areas responsible for managing the relevant processes implement action plans aimed at mitigating these risks and preventing material adverse effects.

Our cybersecurity policy is implemented across all our Brazilian subsidiaries. Our international subsidiaries are responsible for implementing cybersecurity controls in compliance with applicable local laws and regulations.

For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—Failures in or interruptions to our telecommunications, information technology systems or automated machinery could adversely affect us” and “—Unauthorized access to or release or violation of our or our business partners’ systems and data could materially and adversely affect us.”

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

See our audited consolidated financial statements, together with the report of Forvis Mazars thereon, beginning on Page F-1 of this annual report.

Item 19. Exhibits

Exhibit Number		Description
1.1		Bylaws of the registrant (English translation), incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 30, 2025.
2.1		Amended and Restated Deposit Agreement, among Companhia Siderúrgica Nacional, Citibank, N.A., as depositary, and the holders and beneficial owners of American Depositary Shares issued thereunder, incorporated in this annual report by reference from our Registration Statement on Form F-6 filed with the SEC on February 24, 2022.
2.2		Description of the registrant’s securities registered under Section 12 of the Exchange Act, incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 3, 2020.
4.1	*	Investment Agreement, dated November 21, 2014, among Companhia Siderúrgica Nacional, Brazil Japan Iron Ore Corporation, POSCO, China Steel Corporation, Congonhas Minérios S.A. and Nacional Minérios S.A., as amended on November 15, 2015 and restated on November 27, 2015, incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 13, 2021.
4.2		Amendment, dated December 6, 2019, among Companhia Siderúrgica Nacional, Japão Brasil Minério de Ferro Participações Ltda., POSCO, China Steel Corporation and CSN Minérios Nacional S.A., to the Investment Agreement (Exhibit 4.1), incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 13, 2021.
8.1	+	List of subsidiaries.
11.1		Policy for the Disclosure of Material Facts and the Trading of Securities Issued by CSN, incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 27, 2023.

12.1	+	Section 302 Certification of Chief Executive Officer.
12.2	+	Section 302 Certification of Chief Financial Officer.
13.1	+	Section 906 Certification of Chief Executive Officer.
13.2	+	Section 906 Certification of Chief Financial Officer.
16.2	+	Cessation Letter from Grant Thornton Auditores Independentes Ltda. to the Securities and Exchange Commission.
96.1		Technical Report Summary for Casa de Pedra Operations, incorporated in this annual report by reference from our amended annual report on Form 20-F/A for the fiscal year ended December 31, 2022, filed with the SEC on April 25, 2024.
97.1		Policy on Clawback for the Recovery of Erroneously Awarded Compensation, dated December 1, 2023, incorporated in this annual report by reference from our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 30, 2024.
101.INS	+	XBRL Instance Document.
101.SCH	+	XBRL Taxonomy Extension Schema.
101.CAL	+	XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	+	XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	+	XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	+	XBRL Instance Document.
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
Title: Chief Executive Officer

By: /s/ Antonio Marco Campos Rabello
Name: Antonio Marco Campos Rabello
Title: Chief Financial Officer and Investor Relations Officer

Dated: April 30, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Companhia Siderúrgica Nacional

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, and our report dated April 30, 2026 expressed an unqualified opinion on those financial statements.

As described in Management’s Annual Report on Internal Control Over Financial Reporting, the Company’s management excluded from its assessment the internal control over financial reporting at Estrela Comércio e Participações S.A. (“Estrela”), Gramperfil S.A. (“Gramperfil”), Galvacolor Jerez S.L.U. (“Galvacolor”) and Global Dot Com S.A (“Global Dot”), as the Company completed the acquisitions of 70%, 90%, 100% and 80% respectively, of the outstanding share capital of Estrela Comércio e Participações S.A. (“Estrela”), Gramperfil S.A. (“Gramperfil”), Galvacolor Jerez S.L.U. (“Galvacolor”) and Global Dot Com S.A (“Global Dot”)  on April 1, 2025, March 23, 2025, November 18, 2025 and December 5, 2025. The financial statements of Estrela Comércio e Participações S.A. (“Estrela”), Gramperfil S.A. (“Gramperfil”), Galvacolor Jerez S.L.U. (“Galvacolor”) and Global Dot Com S.A (“Global Dot”) together constitutes approximately  3% and 7% of total and net assets, respectively, and 2% and 1% of revenues and net loss for the year, of the Company´s consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include internal control over financial reporting at Estrela Participações Ltda. (“Estrela”), Gramperfil S.A. (“Gramperfil”), Galvacolor Jerez S.L.U. (“Galvacolor”) and Global Dot Com S.A (“Global Dot”).

Basis for opinion

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Our responsibility is to express opinions on the Company’s financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB.

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

/s/ Forvis Mazars Auditors Independentes S.S. Ltda.

São Paulo, Brazil
April 30, 2026.

Auditor Firm ID - 5904

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

To the Shareholders and the Board of Directors of

Companhia Siderúrgica Nacional

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2025, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated on April 30, 2026 expressed an unqualified opinion.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements, and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverability of deferred tax assets (Note 20.b)

The Company and its subsidiaries have deferred tax assets on income tax and social contribution relating to accumulated tax losses, negative basis of social contribution and temporary differences.

The recognition of these deferred tax assets are based on the probability of future taxable income. The amount of deferred tax assets recognized in non-current assets was R$ 6,511 million, as demonstrated in note 20.b to the financial statements.

We identified the assessment of the recoverability of deferred tax assets as a critical audit matter given the materiality of the balances, losses in prior periods, market competition based on commodities prices and the significant judgments involved in evaluating their recoverability. This assessment requires management to make critical assumptions about future taxable income, including projections of operating results, cash flows, and future economic conditions. These projections incorporate assumptions regarding factors such as sales volumes, pricing, exchange rates, tax rates, and broader macroeconomic conditions in Brazil and international markets. Given the inherent uncertainty in these assumptions, actual results may differ from projected amounts. Changes in key assumptions could significantly affect the expected realization of deferred tax assets and, consequently, the determination of whether an impairment should be recognized. Such changes may have a material impact on the Company’s consolidated financial statements

The primary procedures we performed to address this critical audit matter are the following:

•	We evaluated the design and tested the operating effectiveness of the relevant controls related to the estimation of future taxable income to support the recoverability of deferred tax assets.

•	We involved our internal valuation professionals with specialized skills and knowledge, who assisted in evaluating significant assumptions used in estimation of future taxable income, comparing them with public available market data;

•	We evaluated the reasonableness of the inputs and historical data used in the estimation, including performing sensitivity analysis over the significant assumptions used to assess the impact on the Company’s forecast of the future taxable income.

Assessment of the recoverable amount of intangible assets with indefinite useful lives (Note 12 a) and 13)

The Company and its subsidiaries has balances of intangible assets with indefinite useful lives, as demonstrated in note 12.a to the financial statements as at December 31, 2025 in the amount of R$ 5,033 million. The Company must perform annual impairment tests for those intangible assets with indefinite useful lives.

We identified the impairment assessment of intangible assets with indefinite useful lives as a critical audit matter due to the materiality of the related balances, CGUs has process based on commodities products with strong market competition and the significant judgments involved in evaluating the assumptions used in determining their recoverable amounts. In particular, the assessment requires management to develop projections of future results, including cash flows and economic conditions, which inherently involve subjectivity.

These projections include key assumptions such as expected sales volumes, pricing, tax rates, discount rates, and broader macroeconomic conditions in Brazil and international markets. Given the uncertainty associated with these assumptions, actual results may differ from those projected. Changes in these assumptions could significantly affect the estimated recoverable amounts of the intangible assets and may lead to a different conclusion regarding the need to recognize an impairment charge. Such changes could have a material impact on the Company’s consolidated financial statements

The primary procedures we performed to address this critical audit matter are the following:

•	We evaluated the design and tested the operating effectiveness of the relevant controls related to the evaluation of the recoverable amount of each significant cash-generating unit ("CGU").

•	We evaluated the reasonableness of the inputs and historical data used in the estimation;

•	We involved our internal valuation professionals with specialized skills and knowledge, who assisted in: (i) evaluating significant assumptions used in estimation of recoverable amount, comparing them with public available market data and (ii) evaluating, including performing sensitivity analysis over the significant assumptions used to assess the impact on the recoverable amount;

Provision for tax risks (Note 22)

The Company is a defendant in legal and administrative proceedings involving tax matters arising in the normal course of its activities. The determination of amounts accrued and disclosed depends on critical judgments made by management, supported by its legal advisors, regarding the maturity, loss assessment and settlement value, in addition to their required disclosures.

The provision for losses in consolidated financial statements amounted to R$ 89 million as at December 31, 2025, however the amount of tax lawsuits assessed as possible loss, and therefore not subject to accrual in accordance with IFRS, was R$ 38,597 million as at December 31, 2025, as demonstrated in note 22 to the financial statements.

The measurement, recognition, and disclosure of tax risks require a certain level of judgment by the Company and its subsidiaries to support the determination of a reasonable estimate of loss and expected results for each tax lawsuit and, consequently, the accrual and disclosures in their financial statements. The high degree of complexity associated with these matters and the use of different assumptions may significantly change the assessment and the classification of these lawsuits, creating the need to accrual, with a corresponding impact in the individual and consolidated financial statements. Accordingly, we consider this matter relevant to our audit for the current year and as critical audit matter

The primary procedures we performed to address this critical audit matter are the following:

•	We evaluated the design and tested the operating effectiveness of the relevant controls related to the evaluation of the measurement, recognition, and disclosure of tax risks.

•	We confirm with internal and external legal advisors handling the Company’s tax lawsuits, confirming amounts and forecasts estimated used by management;

•	We have assess the assumptions used by the Company's management based on the results of the responses received from the attorneys to verify if they were adequate and consistent, considering the involvement of our internal tax specialists to evaluate the merits and the assessment on the rates of success provided by their legal advisors in relation to the main tax matters involving the Company, to the extent deemed necessary.

•	We have assess the disclosures made in consolidated financial statements to determine whether they are consistent with the information and representations obtained from management, and the provision of information on the nature, exposure, and amounts accrued or disclosed related to the main tax lawsuits in which the Company is involved.

/s/ Forvis Mazars Auditores Independentes S.S. Ltda.
São Paulo, Brazil
April 30, 2026

We have served as the Company’s auditor since 2025.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Companhia Siderúrgica Nacional

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Grant Thornton Auditores Independentes Ltda.

We served as the Company’s auditor from 2017 to 2025.

São Paulo, Brazil

April 30, 2025

Companhia Siderúrgica Nacional S.A. and Subsidiaries
Consolidated Balance Sheets as of December 31
(Thousands of Brazilian Reais)

		Consolidated
	Notes	12/31/2025	12/31/2024
ASSETS
Current
Cash and cash equivalents	4	14,421,022	23,310,197
Financial investments	5	642,715	911,378
Trade receivables	6	2,397,033	2,900,998
Inventories	7	10,455,500	10,439,741
Recoverable taxes	8	1,376,434	1,367,316
Other assets	9	1,037,925	856,063
Total current assets		30,330,629	39,785,693

Non-Current
Long-term assets
Financial investments	5	25,257	169,977
Deferred taxes	20.b	7,100,375	7,345,326
Inventories	7	2,073,526	1,761,172
Recoverable taxes	8	3,976,900	2,799,951
Other assets	9	3,851,362	5,232,370
		17,027,420	17,308,796

Investments	10	8,292,026	5,948,051
Property, plant and equipment	11	33,919,169	30,426,023
Intangible assets	12	11,006,125	10,438,091
Total non-current assets		70,244,740	64,120,961

TOTAL ASSETS		100,575,369	103,906,654

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheets as of December 31
(Thousands of Brazilian Reais)

		Consolidated
	Notes	12/31/2025	12/31/2024
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Borrowings and financing	14	10,428,559	8,821,679
Payroll and related taxes		549,940	560,695
Trade payables	17	7,162,929	7,030,734
Taxes payables		736,075	719,253
Provision for tax, social security, labor and civil risks	22	61,455	132,112
Dividends and interest on equity payable	19	358,039	61,965
Advances from customers	18	4,347,937	3,648,639
Trade payables – Forfaiting	17.a	2,905,018	2,902,593
Other payables	19	1,524,447	1,238,805
Total current liabilities		28,074,399	25,116,475

Non-Current
Borrowings and financing	14	42,495,988	48,092,942
Advances from customers	18	9,026,766	10,120,950
Deferred taxes	20.b	589,451	541,329
Provision for tax, social security, labor and civil risks	22	812,721	1,245,590
Pension and healthcare plan	32	402,415	473,046
Provisions for environmental liabilities and decommissioning	23	1,187,609	1,133,363
Other payables	19	2,249,670	1,723,843
Total non-current liabilities		56,764,620	63,331,063

Shareholders’ equity
Paid-in capital	25.a	10,240,000	10,240,000
Capital reserves		2,056,970	2,056,970
Earnings reserves			640,460
Legal reserve	25.e		1,158,925
Net loss		(202,989)
Other comprehensive income		782,078	(1,824,917)
Total shareholders' equity of controlling shareholders		12,876,059	12,271,438
Non-controlling interests		2,860,291	3,187,678
Total shareholders' equity		15,736,350	15,459,116
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		100,575,369	103,906,654

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries

Consolidated Statements of Income for the years ended December 31
(Thousands of Brazilian Reais)

				Consolidated
	Notes	12/31/2025	12/31/2024	12/31/2023

Net revenue from sales	27	44,797,946	43,687,460	45,437,950
Costs from sale of goods and services rendered	28	(32,404,221)	(31,990,696)	(33,475,189)
Gross profit		12,393,725	11,696,764	11,962,761

Operating (expenses)/income		(7,577,051)	(7,426,742)	(6,776,012)
Selling expenses	28	(5,033,148)	(5,453,297)	(3,729,089)
General and administrative expenses	28	(979,164)	(855,999)	(760,894)
Equity earnings of affiliated companies	10	518,744	448,048	351,131
Other operating income	29	301,454	23,112	450,016
Other operating expenses	29	(2,384,937)	(1,588,606)	(3,087,176)

Profit before financial income (expenses)		4,816,674	4,270,022	5,186,749
Financial income	30	1,516,807	1,398,063	1,655,747
Financial expenses	30	(8,012,999)	(7,211,434)	(5,807,129)

Profit/(loss) before income taxes		(1,679,518)	(1,543,349)	1,035,367
Income tax and social contribution	20	172,792	5,208	(632,718)

Net income/(loss)		(1,506,726)	(1,538,141)	402,649

Attributable to:
Earnings/(loss) attributable to the controlling interests		(2,002,374)	(2,591,851)	(318,206)
Earnings attributable to the non-controlling interests		495,648	1,053,710	720,855

Earnings/(loss) basic and diluted per share (in R$)	25.f	(1.50998)	(1.95450)	(0.23996)

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries

Consolidated Statements of Comprehensive Income for the years ended December 31
(Thousands of Brazilian Reais)

			Consolidated
	12/31/2025	12/31/2024	12/31/2023
Net income/(loss)	(1,506,726)	(1,538,141)	402,649

Other comprehensive income
Items that will not be subsequently reclassified to the statement of income
Actuarial gains on defined benefit plan from investments in subsidiaries	(27,464)	13,912	(8,399)
Actuarial gains on defined benefit pension plan	79,247	14,161	41,635
	51,783	28,073	33,236

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	20,019	679,250	(142,939)
(Loss)/gain cash flow hedge accounting, net of taxes	2,479,943	(3,278,956)	805,749
Cash flow hedge reclassified to income upon realization, net of taxes	(321,341)	(137,082)	240,886
(Loss)/gain cash flow hedge accounting–“Platts”from investments in subsidiaries, net of taxes	507,803	(336,302)	5,710
	2,686,424	(3,073,090)	909,406

Comprehensive income/(loss) for the year	1,231,481	(4,583,158)	1,345,291

Attributable to:
Earnings/(loss) attributable to the controlling interests	577,569	(5,526,532)	624,752
Earnings attributable to the non-controlling interests	653,912	943,374	720,539
	1,231,481	(4,583,158)	1,345,291
The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Cash Flows for the years ended December 31
(Thousands of Brazilian Reais)

				Consolidated
	Notes	12/31/2025	12/31/2024	12/31/2023
Net income/(loss) for the year		(1,506,726)	(1,538,141)	402,649

Adjustments to reconcile net income (loss) to net cash provided by operations
Financial charges in borrowing and financing raised	30	3,910,819	4,023,649	3,481,514
Financial charges in borrowing and financing granted		(405,257)	(163,517)	(182,759)
Charges on lease liabilities	16	115,529	99,998	82,521
Equity earnings of affiliated companies	10	(518,744)	(448,048)	(351,131)
Deferred taxes	20.b	(1,094,263)	(1,305,927)	(403,544)
Provision for tax, social security, labor, civil and environmental risks		(503,472)	27,498	(139,871)
Exchange, Monetary and Cash Flow Hedge		312,612	2,929,120	882,201
Write-off of property, plant and equipment right of use and Intangible assets	11, 12, 13 e 16	102,480	62,081	158,140
Provision for environmental liabilities and decommissioning of assets		54,249	114,704	81,148
Updated shares – Fair value through profit or loss	30	57,562	632,612	(292,346)
Depreciation, amortization and depletion	11,12 e 13	4,150,475	3,791,413	3,379,141
Accrued/(reversal) for consumption and services		71,545	24,711	(64,813)
Net gain from sale of equity interest			(8,451)	(92,438)
Dividends USIMINAS		(7,663)	(44,859)	(52,516)
Other provisions		90,930	92,567	106,418
Total Adjustments to reconcile net income/(loss) to net cash provide by operation		6,336,802	9,827,551	6,591,665

Changes in assets and liabilities
Trade receivables - third parties		945,759	69,518	225,997
Trade receivables - related party		(5,775)	(32,730)	12,512
Inventories		(388,797)	(906,034)	1,303,288
Dividends and receivables - related parties		158,110	(42,237)	124,452
Recoverable taxes		(1,165,274)	114,230	(1,098,739)
Judicial deposits		30,199	(137,381)	41,782
Receipt of RFFSA receivables		506,381	442,246
Receipt of RFFSA bond credit		(506,381)
Trade payables		(196,314)	(851,095)	1,159,629
Trade payables – Forfaiting		4,965	(1,327,749)	(1,499,635)
Payroll and related taxes		(41,573)	87,140	48,200
Taxes payables		(72,179)	(215,862)	(214,330)
Payables to related parties		6,822	(24,231)	(70,659)
Advance of customers of mineral and energy contracts		(510,336)	6,967,508	4,844,361
Interest paid	14.a	(4,267,926)	(4,052,226)	(3,428,721)
Receipts/(Payments) from hedging operations, cash flow and derivatives		(286,135)	(65,435)	(962,651)
Other		(14,801)	335,433	(187,192)
Increase (Decrease) in assets and liabilities		(5,803,255)	361,095	298,294

Net cash generated by operating activities		(973,179)	8,650,505	7,292,608

Investments / AFAC / Acquisitions of Shares		(23,600)	(32,000)	(338,568)
Purchase of property, plant and equipment, intangible assets and investment property	11,12 e 13	(5,935,897)	(5,494,335)	(4,408,119)
Intercompany loans granted		(71,494)	(95,951)	(101,912)
Intercompany loans received		7,650	12,430	8,032
Financial Investments, net of redemption		168,813	70,335	136,678
Receipt of sale of equity interest			4,419,786	114,763
Cash received from the acquisition of Gramperfil		13,261
Gramperfil investment acquisition		(35,948)
Cash received from the acquisition of Grupo Estrela		87,046
Acquisition of investments of Grupo Estrela		(300,000)
Cash received in the acquisition of Galvacolor		4,914
Galvacolor investment acquisition		(58,729)
Acquisition of investments of Global Dot		(22,448)
Sale of equity assets		43,063
Net cash (used in) investment activities		(6,123,369)	(1,119,735)	(4,589,126)

Borrowings and financing raised	14.a	11,121,708	10,148,426	15,638,624
Transactions cost - Borrowings and financing		(113,488)	(145,187)	(201,917)
Amortization of borrowings and financing	14.a	(11,717,772)	(6,927,383)	(9,892,344)
Amortization of leases	14.a	(371,467)	(308,201)	(239,909)
Dividends and interest on shareholder’s equity		(695,232)	(2,535,325)	(3,980,871)
Share repurchase			(336,162)
Advance iron ore payments		66,717
Amortization advance iron ore payments		(66,717)
Net cash (used in) generated by financing activities		(1,776,251)	(103,832)	1,323,583

Exchange rate changes on cash and cash equivalents of foreign subsidiaries		(16,376)	(162,959)	27,797

Increase (decrease) in cash and cash equivalents		(8,889,175)	7,263,979	4,054,862
Cash and equivalents at the beginning of the year		23,310,197	16,046,218	11,991,356
Cash and equivalents at the end of the year		14,421,022	23,310,197	16,046,218

The accompanying notes are an integral part of these consolidated financial statement

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Changes in Shareholders´ Equity
(Thousands of Brazilian Reais)

	Paid-in capital	Capital Reserve	Earnings Reserve	Retained earnings	Other comprehensive income	Total Shareholders' Equity Parent Company	Non-controlling interest	Total Consolidated Shareholders' Equity

Balances on December 31, 2022	10,240,000	32,720	8,988,442		228,305	19,489,467	2,326,577	21,816,044
Net loss				(318,206)		(318,206)	720,855	402,649
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes					34,710	34,710	(1,474)	33,236
Cumulative translation adjustments for the year					(142,939)	(142,939)		(142,939)
(Loss)/gain cash flow hedge accounting, net of taxes					822,832	822,832		822,832
Cash flow hedge reclassified to income upon realization, net of taxes					223,803	223,803		223,803
(Loss)/gain cash flow hedge accounting–“Platts”from investments in subsidiaries, net of taxes					4,552	4,552	1,158	5,710
(Loss)/gain on the percentage change in investments					(8,093)	(8,093)	(156)	(8,249)
(Loss) / gain on business combination					(6,451)	(6,451)		(6,451)
Additional dividends approved on 04/30/2023			(1,614,000)			(1,614,000)	(718,103)	(2,332,103)
Intermediary dividends approved on 11/13/2023			(985,000)			(985,000)		(985,000)
Interest on equity							(144,694)	(144,694)
Absorption of the loss of the year			(318,206)	318,206
Balances on December 31, 2023	10,240,000	32,720	6,071,236		1,156,719	17,500,675	2,184,163	19,684,838
Net loss				(2,591,851)		(2,591,851)	1,053,710	(1,538,141)
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes					28,548	28,548	(475)	28,073
Cumulative translation adjustments for the year					679,250	679,250		679,250
(Loss)/gain cash flow hedge accounting, net of taxes					(3,278,956)	(3,278,956)		(3,278,956)
Cash flow hedge reclassified to income upon realization, net of taxes					(137,082)	(137,082)		(137,082)
(Loss)/gain cash flow hedge accounting–“Platts”from investments in subsidiaries, net of taxes					(226,441)	(226,441)	(109,861)	(336,302)
(Loss)/gain on the percentage change in investments					(46,955)	(46,955)	(7,313)	(54,268)
Intermediary dividends approved on 05/09/2024			(950,000)			(950,000)	(207,529)	(1,157,529)
Intermediary dividends approved on 09/30/2024							(607,379)	(607,379)
Intermediary dividends approved on 11/14/2024			(730,000)			(730,000)		(730,000)
Interest on equity approved on 12/27/2024							(65,576)	(65,576)
Absorption of the loss of the year			(2,591,851)	2,591,851
Gains on the sale of a subsidiary interest, net		2,248,080				2,248,080	1,013,604	3,261,684
Reflex treasury shares acquired by controlled		(223,830)				(223,830)	(77,487)	(301,317)
Treasury shares canceled							11,821	11,821
Balances on December 31, 2024	10,240,000	2,056,970	1,799,385		(1,824,917)	12,271,438	3,187,678	15,459,116

Net loss				(2,002,374)		(2,002,374)	495,648	(1,506,726)
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes					50,887	50,887	73	50,960
Cumulative translation adjustments for the year					20,019	20,019		20,019
(Loss)/gain cash flow hedge accounting, net of taxes					2,479,943	2,479,943		2,479,943
Cash flow hedge reclassified to income upon realization, net of taxes					(321,341)	(321,341)		(321,341)
(Loss)/gain cash flow hedge accounting–“Platts”from investments in subsidiaries, net of taxes					350,435	350,435	157,367	507,802
Gain on the percentage change in investments					27,052	27,052		27,052
Dividends approved of subsidiary						-	(787,905)	(787,905)
Interest on equity approved of subsidiary						-	(264,337)	(264,337)
Absorption of the loss of the year			(1,799,385)	1,799,385		-
Constitution of subsidiaries in foreign operations						-	1,170	1,170
Acquisition of stakes in subsidiaries						-	70,597	70,597
Balances on December 31, 2025	10,240,000	2,056,970		(202,989)	782,078	12,876,059	2,860,291	15,736,350

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands of reais - R$, unless otherwise stated)

1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional (“CSN”, “Company” or “Parent company”) is a publicly held corporation, headquartered in the capital of the State of São Paulo. Founded on April 9, 1941, during the Getúlio Vargas government, the Company was privatized in 1993.

The CSN Group, together with its subsidiaries, controlled entities, jointly controlled entities and affiliates (referred to as "Group" or “CSN Group”), operates in five main business segments:

i)	Steel industry: production and marketing of flat and long steels
ii)	Mining: extraction, processing and marketing of iron ore, tin, limestone and dolomite
iii)	Cement: production and commercialization of bagged and bulk cement, in addition to aggregates, concrete, and other related products
iv)	Energy: generation and sale of energy from almost all renewable sources and
v)	Logistics: participation in railways, port concession and road fleet.

CSN is listed on B3 S.A. – Brasil, Bolsa, Balcão, under the code CSNA3, and on the NYSE - New York Stock Exchange, under the code SID. Besides that, its subsidiaries CSN Mineração S.A., FTL Ferrovia Transnordestina Logística S.A. and Companhia Estadual de Geração de Energia Elétrica – CEEE-G, are publicly traded companies in Brazil, with CSN Mineração S.A. trading common shares on B3 under the code CMIN3.

The CSN Group has a significantly diversified business, being one of Brazil's leading steel producers, the second largest exporter of iron ore and a pioneer in the stacking of tailings to de-characterize dams. It also occupies the position of the second largest player in the cement sector in the country.

•	Going Concern:

Management understands that the Company has adequate resources to continue its operations. Accordingly, the Company's financial statements for the year ended December 31, 2025 have been prepared on a going concern basis.

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

The keys sources of estimation uncertainty are presented in the following explanatory notes:

Note 03 – Business combination

Note 13 – Impairment of assets

Note 15 – Financial instruments (derivatives and hedge accounting)

Note 20 – Income tax and social contribution (deferred taxes)

Note 22 – Tax, social security, labor, civil, environmental provisions and judicial deposits

Note 23 – Provision for environmental liabilities and decommissioning

Note 32 – Employee benefits

The consolidated financial statements were approved by Management on April 30, 2026.

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

Transactions in foreign currencies are translated into the functional currency using the exchange rates prevailing on the dates of the transactions or valuation, in which the items are remeasured. The balances of the asset and liability accounts are translated at the exchange rate on the balance sheet date. As of December 31, 2025, US$ 1 is equivalent to R$ 5.5024 (R$ 6.1923 on December 31, 2024) and €1 is equivalent to R$ 6.4692 (R$ 6.4363 on December 31, 2024), according to rates extracted from the website of the Central Bank of Brazil.

2.d)	Material Accounting Policies

The significant accounting policies applied in the preparation of these financial statements have been included in the respective notes and are consistent for all years presented.

2.e)	Adoption of New Requirements, Standards, Amendments, Orientations and Interpretations

The new requirements, standards, changes, orientations and interpretations that came into effect for fiscal years beginning on January 1, 2025, were:

Amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates: establishes specific guidelines for the measurement and disclosure of transactions and balances in foreign currency whenever there is no observable exchange rate due lack of exchangeability between currencies. This amendment establishes criteria for estimating the applicable exchange rate in such circumstances.

The new requirements, standards, changes, orientations and interpretations that came into effect for fiscal years beginning on January 1, 2026, were:

IFRS S1 – General Requirements for Disclosure of Sustainability-related Financial Information: established requirements for the disclosure of risks and opportunities related to sustainability over the short, medium and long term that may affect the entity's cash flows, access to financing, and the cost of capital. The Company will use the initial adoption reliefs and will disclose this information in accordance with the standard as of the year beginning January 1, 2027.

IFRS S2 – Climate-related Disclosure: establishes requirements for the disclosure of climate-related risks and opportunities that have a material impact on the Company's financial statements. The main expected impact of adopting such a standard is the establishment of connections between climate-related risks and opportunities previously disclosed on the market through other reports and financial statements and their respective projections. Adoption of these standards will begin with the fiscal year starting January 1, 2026, and the Company is currently in an intermediary stage of implementing such a pronouncement.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments: introduces specific clarifications on the assessment of the characteristics of contractual cash flows and on the derecognition of financial liabilities, in addition to expanding disclosure requirements applicable to certain financial instruments.

Amendments to IFRS 9 and IFRS 7 –Nature-dependent Electricity: provides clarifications for the accounting treatment applicable to electricity purchase and sale contracts for which volume or price is linked to natural factors, such as weather conditions.

Amendments to IAS 21 – Translation to a Hyperinflationary Presentation Currency: provides clarifications regarding criteria for translating financial statements whenever the functional currency is part of a hyperinflated economy and the entity in question presents its information in a different currency.

Annual Improvements to IFRS – Volume 11. The adoption is defined for fiscal years beginning on January 1, 2026, with the possibility of early adoption:

i)	IFRS 1 - First-time Adoption of International Financial Reporting Standards The changes aim to clarify issues related to the first application of the standards, ensuring a smoother adoption for companies
ii)	IFRS 7 - Financial Instruments. Disclosures and its accompanying Guidance on implementing IFRS 7: The amendments are intended to improve guidance on financial statement disclosures about financial instruments and to clarify the implementation of certain requirements
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

IFRS 18 – Presentation and Disclosure in Financial Statements: establishes new requirements for the presentation and disclosure of Income Statements and replaces the current presentation requirements provided for in IAS 1. This standard introduces improved principles for the aggregation, disaggregation and classification of information, in addition to requiring the disclosure, as part of an explanatory note, of performance measures defined by management that meet established criteria to increase the comparability and transparency of the financial statements. Based on the analyses carried out so far, the Company estimates that the main potential impacts are related to the presentation of profit or loss, possible reflections in the Statement of Cash Flows, and to the expansion of the disclosures in the explanatory note, including the reconciliation of measures such as adjusted EBITDA. This standard will be adopted for the fiscal year starting on January 1, 2027, and the Company has already started a project for implementation of the standard.

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

No impacts other than those mentioned above were identified regarding the Company's accounting recognition, measurement and disclosure on the base date and in subsequent years.

Brazilian Tax Reform: Constitutional Amendment 132/2023, which is regulated in part by Complementary Law No. 214/2025 introduced profound changes in Brazil’s national tax system. A long transition period will be implemented between 2026 and 2032. The Company recognizes the complexity of these changes and is committed to making every effort necessary to ensure its full compliance with established provisions. In this context, Management actively monitors developments in the tax reform process, evaluating potential impacts on the Company's operation and financial results. Planning and execution of adaptation measures will include investments in technology, training of teams and the review of processes, with the objective of mitigating risks and ensuring compliance with new legal requirements. The impacts of the new tax rules will only be fully apparent once pending regulatory matters are finalized. As a result, Brazil’s Tax Reform did not affect the Company’s financial statements as of December 31, 2025.

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

3.	BUSINESS COMBINATION

a)	Grupo Estrela

On April 1, 2025, CSN completed the acquisition of shares representing 70% of Estrela Comércio e Participações S.A.’s ("Estrela”) share capital, a holding company that controls the road transport and multimodal logistics group known as Grupo Estrela (“Grupo Estrela”). This operation was initially carried out for the total amount of R$742,500, R$300,000 of which was paid on the closing date. The remaining balance was paid in three annual payments, which totaled
R$111,250, R$111,250, and R$220,000 as of March 2026, 2027, and 2028, respectively. In September 2025, an additional payment of R$9,994 was made through the assignment of shares.

This acquisition is part of the Company's strategy for expanding and integrating its logistics operations, which focuses on the transportation and handling of large volumes of cargo, especially those linked to the mining, steel and cement market segments. This operation aims to expand CSN's role as a logistics operator, capture operational synergies, and explore the existing infrastructure in the regions in which the Group operates in a more intensive manner.

The Estrela Group maintains a historical business relationship with the Company that favors operational integration and the generation of gains in scale.

Acquisition of 70% Estrela Comércio e Participações S.A.’s share capital. (Grupo Estrela)

On April 1, 2025, CSN completed the acquisition of shares representing 70% of Estrela Comércio e Participações S.A.’s ("Estrela”) share capital, a holding company that controls the road transport and multimodal logistics group known as Grupo Estrela (“Grupo Estrela”). This operation was initially carried out for the total amount of R$742,500, R$300,000 of which was paid on the closing date. The remaining balance was paid in three annual payments, which totaled
R$111,250, R$111,250, and R$220,000 as of March 2026, 2027, and 2028, respectively. In September 2025 an additional payment of R$9,994 was made through the assignment of shares.

Estrela is the parent company of several operating companies that provide road transport and intermodal t logistics, storage, equipment rental and related services, including Tora Transportes Ltda., Tora Locações S.A., FJX Transportes S.A., N. Minas Transportes e Locações Ltda., Saratoga Transportes Ltda., Lokamig

Rent a Car S.A., Seminovos Lokamig Ltda., Tora Logística Armazéns e Terminais Multimodais S.A., Tora Recintos Alfandegários S.A. and Tora Seminovos Comércio de Veículos Ltda.. These companies subsequently became part of the series of companies indirectly controlled by CSN.

CSN was identified as the acquiror for accounting purposes, after having obtained control of Estrela as of the acquisition date, as a result of holding a majority participation totaling 70% of the voting capital and the ability to direct the acquiree’s financial and operating policies. Estrela and its subsidiaries consequently came to be fully consolidated in the Company's financial statements as of that date.

(i)        Determining Purchase Price

In accordance with IFRS 3 – Business Combination, purchase price is determined by the sum of the assets transferred, liabilities incurred, equity interests issued, non-controlling interests, and the fair value of any interest held prior to the transaction.

Percentage Acquired and Voting Capital

Estrela’s fully subscribed and paid-in share capital as of the acquisition date, consists of 229,993,768 registered common shares without par value. A majority interest, equivalent to 70% of Estrela’s share capital, was acquired during the transaction in question.

Preliminary calculation of Consideration Transferred and to be Transferred (“Transaction Amount”)

The adjusted transaction value totaled R$752,494 and was structured in a single one-time installment and three installments to be paid later, as follows:

Value of the consideration transferred (R$ thousand)
Installment	Installment
in cash (1)	309,994
1ª	111,250
2ª	111,250
3ª	220,000
Amount paid for 70% of the shares	752,494
(1)	an amount of R$300,000 paid in April 2025, more R$9,994 paid in September of 2025.

(ii)        Fair Value of Assets Acquired and Liabilities Assumed

The following table presents the allocation of the preliminary fair value of assets acquired and liabilities assumed as of April 1, 2025, considering the Company's direct interests, which were calculated based on reports from independent appraisers.

Fair value
Fair value of acquired assets:
Current Assets
Cash and cash equivalents	87,046
Trade receivables	205,529
Inventories	72,924
Recoverable taxes	18,672
Other assets	26,561
Non-Current Asset
Deferred taxes	47,393
Other assets	21,122
Property, plant and equipment (1)	820,398
Intangible assets (2)	71,591
1,371,236
Fair value of assumed liabilities:
Current Liabilities
Trade payables	180,962
Borrowings and financing (3)	251,201
Payroll and related taxes	29,600
Lease liabilities (4)	19,633
Other payables	34,177
Non-current Liabilities
Borrowings and financing (3)	378,655
Lease liabilities (4)	189,545
Provisions for tax, social security, labor civil, environmental risk (5)	24,828
Deferred taxes (6)	32,709
Other payables	7,510
1,148,820

Total of Identifiable Net Assets at Fair Value	222,416
70% ownership by the Parent Company	155,691
(1)	The fair value of fixed assets determined by market and cost approaches, mainly for vehicle groups (light and heavy-duty, dump trucks and semi-trailers), machinery and equipment, and improvements.

(2)	The fair value of intangibles includes intangible goodwill assets acquired and recognized by the acquiree before the allocation of fair value, in the amount of R$17,108.

(3)	The Loans and financing assumed in the acquisition and their respective maturities are shown in the tables below:

	Current Liabilities	Non-current Liabilities	Total
Foreign Debt
Fixed interest in USD
Bonds, Facility and ACC	35,277	38,500	73,777
	35,277	38,500	73,777

Local Debt
Fixed interest in BRL
BNDES/FINAME/FINEP, Debentures, CRI and NCE	215,924	340,155	556,079
	215,924	340,155	556,079
Total Borrowings and Financing	251,201	378,655	629,856

Maturity	Foreign Debt	Local Debt	Total
2025		82,513	82,513
2026	35,277	176,201	211,478
2027		151,109	151,109
2028	38,500	49,128	87,628
2029		15,167	15,167
2030		81,961	81,961
	73,777	556,079	629,856

(4)	The Company measured acquired lease liabilities using the present value of the remaining lease payments as of the acquisition date. Right of use assets were measured at an amount equal to lease liabilities and adjusted to reflect favorable lease conditions relative to market terms.

(5)	Provisions and Contingent liabilities assumed in the acquisition that were considered present obligations arising from past events and can be reliably measured have been recognized and are initially measured at fair value on the acquisition date and subsequently measured in accordance with the requirements of IFRS 3 – Business Combination, at an amount in excess of that which would be recognized in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets. The table shown below presents the total amount of provisions and contingent liabilities assumed on the transaction date, including attributed fair value, as follows:

BRL
Tax	12,691
Labor	12,093
Civil	44
24,828
(6)	Amounts mainly consist of deferred tax liabilities related to the acquiree’s initial balance and the net position of deferred tax assets and liabilities related to allocation of the purchase price.

(iii) Goodwill on the Acquisition of Control

In accordance with IFRS 3 – Business Combination, the acquiror must recognize goodwill for expected future profitability as of the acquisition date, which is measured according to the amount by which the purchase price exceeds the fair value of assets and liabilities acquired (allocation of the purchase price). The transaction generated goodwill based on expected preliminary future profitability, as shown in the table below:

		Reference	Grupo Estrela
Total acquisition price	A	(i)	752,494
Fair value of net assets	B	(ii)	155,691
Goodwill (1)	= ( A - B )		596,803
(1)	Goodwill was mainly attributed to:
▪	Expected operational and logistical synergies,
▪	Vertical integration of transport operations within the CSN Group,
▪	Gains in scale and efficiency,
▪	Capacity to expand within the logistics market,
▪	Expected future profitability.

Goodwill arising from the transaction is expected to result in a tax benefit, that is, to be deductible for tax purposes.

Goodwill is part of the investment’s carrying amount at the Parent Company. Goodwill is recognized in Consolidated statements as intangible assets and, given that such assets have an indefinite useful life, is not amortized, in accordance with IAS 38 – Intangible Assets. Goodwill is also submitted to an impairment test at a minimum annually.

(iv) Other Disclosures: Revenue and Results

Estrela Group
Period (from - to) [a]	04/01/2025 to 12/31/2025
Revenue	763,412
P&L	(16,912)
Period (from - to) [b]	01/01/2025 to 12/31/2025
Revenue	1,019,278
P&L	(36,778)
(a)	Impact on the Company's consolidated financial statements in 2025.
(b)	Impact on the Financial Statement if the acquisition date had occurred at the start of the 2025 fiscal year.

b)        Galvacolor, Gramperfil and Global Dot

In 2025, the Company completed the acquisition of control of the Global Dot Com S.A. ("Global Dot"), Galvacolor Jerez S.L.U. ("Galvacolor") and Gramperfil, S.A. ("Gramperfil") companies, operations that may be considered business combinations.

The acquisitions are aligned with the Company’s strategy to expand and strengthen its presence in the steel processing and downstream segments, adding greater value to the production chain, increasing commercial reach, and enhancing operational, industrial, and logistics synergies.

(i) General Information on Acquisitions

	Galvacolor (1)	Gramperfil (2)	Globaldot (3)
Acquisition date	11/18/2025	03/23/2025	5/12/2025
Percentage ("%") acquired of the share capital	100%	90%	80%
Price paid (Consideration transferred) - R$	291,013	73,128	50,891

(1)	Galvacolor, which was acquired by CSN, maintains industrial operations dedicated to the galvanization and painting of flat steels. The company largely maintains operations in the civil construction sector. This transaction expanded the Company's portfolio of coated products and strengthened its competitive positioning on the European market.

(2)	Gramperfil, which was acquired by CSN Steel S.L., specializes in the manufacture of metal structural profiles and accessories used in the construction sector. This acquisition allows the Company to expand its operations in the market segment for structural solutions and offers greater proximity to end customers and an increase in operating margin.

(3)	Global Dot, which was indirectly acquired by CSN through its subsidiaries CSN Inova Ventures and CSN Inova Soluções S.A., provide complete fleet management services with a focus on improving internal logistics and improving processes used in making requests, scheduling, execution, measuring contracts and sizing fleets. This acquisition is in line with the Company's integration strategy, aiming at providing greater synergy, productivity and reducing costs through a single technological platform.

(ii) Fair Value of Assets Acquired and Liabilities assumed

	Galvacolor	Gramperfil	Total
Fair Value of Acquired Assets:
Current Assets
Cash and cash equivalents	4,914	13,261	18,175
Trade receivables	42,285	23,704	65,989
Inventories	193,943	23,621	217,564
Recoverable taxes	24,087	1,809	25,896
Other assets	2,346	1,360	3,706
Non-current Assets
Deferred taxes	3,210		3,210
Other assets	51	22	73
Property, plant and equipment	167,685	30,389	198,074
Intangible assets	46	42	88
	438,567	94,208	532,775

Fair Value of Assumed Liabilities:
Current Liabilities
Trade payables	115,669	7,017	122,686
Borrowings and financing		11,718	11,718
Taxes payable	26,947	2,143	29,090
Other payables	4,938	202	5,140
	147,554	21,080	168,634

Total of Identifiable Net Assets at Fair Value	291,013	73,128	364,141

Due to the acquisition of Global Dot on December 5, 2025, the Company began the contracting process for the allocation of the purchase price (PPA) in 2026 to identify and measure the assets acquired and liabilities assumed at fair value. For preliminary disclosure purposes, the amount initially recognized as fair value for acquired assets is considered the book value of the acquiree's equity on the transaction base date. This amount totals R$ 11,728 and is subject to adjustments arising from the completion of the fair value measurement process, which may impact the final value of the goodwill recognized.

(iii)        Goodwill on Acquisition of Control

		Galvacolor	Gramperfil	Globaldot
Total acquisition price	A	291,013	73,128	50,891
Fair value of net assets	B	291,013	73,128	11,728
Goodwill (1)	= ( A - B )			39,163
(1)	Provisional goodwill recognized in acquisitions is mainly attributed to:
▪	Expected operational and commercial synergies,
▪	Gains in scale,
▪	Logistics integration,
▪	Specialized workforce,
▪	Expansion of market presence,
▪	Expected future profitability.

Goodwill arising from the transaction is expected to result in a tax benefit, that is, to be deductible for tax purposes.

(iv) Other Disclosures: Revenue and Results

	Galvacolor	Gramperfil	Global Dot*
Period (from - to) [a]	11/18/2025 to 12/31/2025	03/23/2025 to 12/31/2025	12/05/2025 to 12/31/2025	Total

Revenue	18,301	80,886		99,187
P&L	(4,543)	5,328		785

Period (from - to) [b]	01/01/2025 to 12/31/2025	01/01/2025 to 12/31/2025	01/01/2025 to 12/31/2025	Total

Revenue	315,216	113,179	26,349	454,744
P&L	(75,802)	6,299	9,838	(59,665)
(*)	Considering that the acquisition was completed on December 5, 2025, and there was no material transactions made in the last month of the year, there was no impact on the Company's financial statements.

(a)	Impact on the Company's consolidated financial statements in 2025.
(b)	Impact on the financial statements if the acquisition date had occurred at the start of the 2025 fiscal year.

C) Measurement and Valuation Reports related to Business Combinations

As of the date these financial statements were issued, the process of measuring and preparing the fair value valuation reports for identifiable assets acquired and liabilities assumed — including separable intangible assets — are in progress with independent valuation reports in accordance with the permitted 12-month measurement period. As a result, amounts recognized are provisional and may undergo non-significant retrospective adjustments upon Purchase Price Allocation (PPA) reports being completed.

Accounting Policy

Business combinations (except those involving entities under common control) are accounted for by applying the acquisition method. The consideration transferred, as well as the identifiable assets acquired and liabilities assumed, are measured at fair value as of the acquisition date. The consideration transferred does not include amounts related to settlements for pre-existing relationships, these amounts are normally recognized in profit or loss for the year.

The Company considers itself to have acquired a business whenever the series of activities and assets acquired includes input and a substantive process that, together, contribute significantly to the ability to generate products or services (outputs). The process is considered substantive whenever it is essential to the continuity of the production of outputs and the inputs acquired include an organized workforce that holds the skills, knowledge or experience necessary to execute the process in question, or whenever, the process contributes to the ability to maintain the generation of outputs in a relevant manner. Assumed financial assets and liabilities are valued as of the acquisition date for classification and measurement purposes while considering contractual terms, economic circumstances and other conditions existing on that date.

Costs directly attributable to the acquisition are recognized as an expense as they are incurred and are recorded as other operating expenses. Goodwill arising from the transaction is subject, at a minimum annually, to an impairment test, as well as whenever there are indications that its book value may not recover.

Goodwill is initially measured at cost, which corresponds to excess in the aggregate amount for:

(i)	consideration transferred, measured at fair value,
(ii)	the value of any non-controlling interests in the acquiree and
(iii)	in business combinations implemented in stages, the fair value of the interest previously held by the acquirer on the acquisition date, on the fair value of identifiable net assets acquired (identifiable assets acquired net of liabilities assumed).

Whenever this aggregate amount is lower than the value of the identifiable net assets acquired, the difference is recognized immediately in profit or loss as a gain from an advantageous purchase.

Goodwill is subsequently measured at cost, with less accumulated impairment losses. For impairment testing purposes, goodwill recognized in a business combination is allocated to the Company's Cash-generating units (“CGUs”) that are expected to benefit from the synergies offered by the combination as of the acquisition date, regardless of whether other assets or liabilities held by the acquiree are attributed to these units.

In cases involving business combinations maintained between entities under common control — in which all entities or businesses involved are, before and after the operation, controlled by the same party or group of parties, and this control is not transitory — the Company applies the predecessor value method.

Under this method, financial statements now reflect the continuity of the acquired entity’s historical accounting records, including:

(a) The acquiree’s equity position and historical operating results in previous periods,

(b) Profit and loss at the Company and the acquired entity arising from corporate reorganization,

(c) Assets and liabilities recognized at historical book values (and at fair value, when applicable),

(d) The Company's earnings per share for all periods presented adjusted when necessary.

Goodwill is not recognized, and the corresponding effects are not recorded in Shareholders' Equity as part of such transactions.

Critical Estimates

Business combinations are accounted for using the acquisition method, which requires the measurement of identifiable assets acquired and liabilities assumed at fair value on reports prepared by independent appraisers. This measurement involves the use of estimates and assumptions that require that significant judgments be made on the part of the Company, including those applied in the identification and valuation of intangible assets, such as brands and customer portfolios, the measurement of lease liabilities — including adjustments to reflect favorable contractual conditions in relation to those practiced on the market — and the recognition and measurement of contingent liabilities.

4.	CASH AND CASH EQUIVALENTS

		Consolidated
	12/31/2025	12/31/2024
Cash and banks
In Brazil	1,178,037	701,494
Abroad	5,626,095	13,318,603
	6,804,132	14,020,097

Financial investments
In Brazil	5,509,312	7,688,051
Abroad	2,107,578	1,602,049
	7,616,890	9,290,100
	14,421,022	23,310,197

The financial resources available in the Brazil are primarily invested in private and public securities with income linked to the variation of Interbank Deposit Certificates (CDI) and repurchase and resale agreements backed by fixed income securities. The Company applies part of the resources through exclusive investment funds, whose financial statements were consolidated.

Overseas financial resources are held in dollars and euros and are invested in TD (Time Deposit) transactions at pre-fixed rates as well as in accounts subject to automatic remuneration and daily liquidity. Yields are pegged to FED Funds and the ECB’s deposit rate. Bank counterparties are first-rate by Management.

Accounting Policy

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable within 90 days of the contracting date, readily convertible into an amount known as cash and with presenting insignificant risk of change in market value.

5.	FINANCIAL INVESTMENTS

				Consolidated
	Current		Non-current
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Investments (1)	270,318	50,787	25,257	27,554
Usiminas shares (2)	372,397	860,591
Bonds (3)	-			142,423
	642,715	911,378	25,257	169,977

(1)	Financial investments are restricted and linked to a Bank Deposit Certificate (CDB) used to secure a bank-issued letter of guarantee with financial institutions and Government bonds (LFT - Financial Treasury Bills) managed by the Company’s exclusive funds. Subsidiary CSN Cimentos Brasil maintains investments with restricted availability as collateral for a liability, for which the redemption term is indefinite. The investment balance totaled R$3,649 on December 31, 2025 (R$8,497 on December 31, 2024). The subsidiaries Estanho de Rondônia S.A. and Elizabeth Cimentos S.A. hold investments linked to financing agreements that will mature in 2028 and 2030, respectively, in the amount of R$ 21,214 (R$19,057 on December 31, 2024). An investment in the amount of R$243,624 from CSN Steel S.L.U. linked to the acquisition of Galvacolor and for which the redemption term is for November 2026 is also recorded in the consolidated.

(2)	The Company sold part of Usiminas' shares at market value according to the quotation provided on the transaction date, with a portion received immediately and the remainder in installments (see note 9). The investment’s final equity after the transaction was 4.99%.

(3)	Bonds held with Banco Fibra maturing in February 2028 were settled in advance on December 22, 2025 (see note 24.b).

Accounting Policy

Financial investments that are not classified as cash equivalents are measured at amortized cost and fair value through profit or loss. Investments that are subject to restrictions on redemption are held to maturity and recorded at amortized cost and classified under non-current assets whenever maturity exceeds a period of 12 months.

6.	TRADE RECEIVABLES

			Consolidated
	Ref.	12/31/2025	12/31/2024
Trade receivables
Third parties
In Brazil		1,241,180	1,457,840
Abroad		1,304,707	1,563,075
		2,545,887	3,020,915
Estimated credit losses		(246,153)	(212,088)
		2,299,734	2,808,827
Related parties	24.b	97,299	92,171
		2,397,033	2,900,998

The composition of the gross balance of receivables from third party customers is shown as follows:

		Consolidated
	12/31/2025	12/31/2024
Current	1,928,230	2,522,661
Past-due up to 30 days	322,295	180,249
Past-due up to 180 days	71,947	139,106
Past-due over 180 days	223,415	178,899
	2,545,887	3,020,915

The changes in expected credit losses are as follows:

		Consolidated
	12/31/2025	12/31/2024
Opening balance	(212,088)	(226,053)
(Loss)/Reversal estimated	(32,660)	3,964
Recovery and write-offs of receivables	6,164	10,001
Acquisition of stakes in subsidiaries	(7,569)
Closing balance	(246,153)	(212,088)

The Company carries out credit assignment operations without co-obligation. After the assignment of the customer's trade bills/securities and receipt of the proceeds from the closing of each transaction, CSN settles the related receivables and fully discharges the credit risk of the transactions. Financial charges for the credit assignment operation in the year ending December 31, 2025, were R$86,969 (R$45,587 on December 31, 2024) in the consolidated statements, classified under financial expense.

Accounting Policy

Receivables are initially recognized at the transaction price, if they do not contain financing components, and subsequently measured at amortized cost. When applicable, it is adjusted to present value including the respective taxes and ancillary expenses, and customer credits in foreign currency are adjusted at the exchange rate on the date of the financial statements.

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

7.	INVENTORIES

		Consolidated
	12/31/2025	12/31/2024
Finished goods	3,565,541	4,250,175
Work in progress	4,515,197	3,976,448
Raw materials	2,804,157	2,845,578
Storeroom supplies	1,649,866	1,255,176
Advances to suppliers	99,325	23,463
Provision for losses	(105,060)	(149,927)
	12,529,026	12,200,913

Classified:
Current	10,455,500	10,439,741
Non-current (1)	2,073,526	1,761,172
	12,529,026	12,200,913
(1)	Long-term inventories of iron ore that will be processed when implementing new beneficiation plants, which will generate Pellet Feed as a final product. The start of operations is scheduled for the fourth quarter of 2028.

The changes in expected losses on inventories are as follows:

		Consolidated
	12/31/2025	12/31/2024
Opening balance	(149,927)	(121,871)
Reversal/(Provision for losses) on inventories with low turnover and obsolescence	44,867	(28,056)
Closing balance	(105,060)	(149,927)

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

8.	RECOVERABLE TAXES

		Consolidated
	12/31/2025	12/31/2024
ICMS (Brazilian State Value-Added Tax)	2,323,633	1,717,547
Brazilian federal contributions (1)	2,846,259	2,336,854
Other taxes	183,442	112,866
	5,353,334	4,167,267

Classified:
Current	1,376,434	1,367,316
Non-current	3,976,900	2,799,951
	5,353,334	4,167,267
(1)	The Brazilian federal contributions balance mainly refers to PIS and COFINS, IRPJ and CSLL and IPI.

Accumulated tax credits generally derive from ICMS, PIS and COFINS credits on purchases of inputs and property, plant, and equipment used in production. These credits are generally realized through natural offsetting with debits for such taxes generated by sales operations and other taxed outputs.

The balance of recoverable taxes maintained over the short term is expected to be offset in the next 12 months. Based on budget analyses and projections approved by Management, there is no forecast for risks regarding the non-realization of such tax credits, provided that such budget projections materialize.

The increase in the ICMS balance for the period is mainly due to the increase in volume of credit generated by imports and the acquisition of third-party inputs and the growth of exports — which, although taxed at a rate of zero, increase the amount of ICMS credits to be recovered.

The increase in PIS and COFINS balances during the period mainly reflects the higher volume of import credits, the recognition of untimely credits from previous years and growth in exports, which increased the balance of credits to be recovered.

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

9.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets are as follows:

					Consolidated
		Current		Non-current
	Ref.	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Judicial deposits	22			621,012	632,950
Derivative transactions	15.a	494	152,967
Dividends receivable	24.b	76,026	201,436
Prepaid expenses		493,924	327,403	14,732	9,770
Actuarial asset	32			53,328	47,708
Loans with related parties	24.b	4,147	5,315	2,137,882	1,903,028
Other receivables from related parties	24.b	1,831	1,831		1,792,579
Trading securities		2,598	2,947
Compulsory loans from Eletrobrás (1)				3,787	51,012
Employee debts		120,327	92,628
Receivables by indemnity (2)				779,827	790,914
Receivables - Usiminas Shares (3)		192,911		150,578
Others		145,667	71,536	90,216	4,409
		1,037,925	856,063	3,851,362	5,232,370
(1)	During the period between December 2, 2025, and December 26, 2025, the Company carried out the sale of shares on the market, recognizing a gain in profit or loss in the amount of R$128. The remaining balance at the parent company substantially relates to shares received as bonuses from Eletrobras (Axia), at a total book value of R$678. Balance refers to participation in Axia shares at the Company’s subsidiaries at the consolidated.

(2)	Non-current assets are composed of liquidated and certain credit arising from a final and unappealable ruling issues in the Company’s favor, mainly due to losses and damages resulting from a drop in voltage in the energy supply during periods between January/1991 and June/2002.

(3)	The Company sold part of Usiminas' shares at market value according to the quotation provided as of the transaction date, for which a portion was received immediately and the remaining amount in installments. The investment’s final equity after the transaction was 4.99%. This balance is presented net of the adjusted present value (APV).

10.	BASIS OF CONSOLIDATION AND INVESTMENTS

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the years ended December 31, 2025 and 2024 include the following direct and indirect subsidiaries and joint ventures, associates, as well as the exclusive funds, as follows:

Companies	12/31/2025	12/31/2024	Core business
Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Inova Ventures	100.00	100.00	Equity interests and financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios NacionalS.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.89	99.89	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	69.01	69.01	Mining
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	92.71	92.71	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CSN Inova Ltd.	100.00	100.00	Advisory and implementation of new development project
CBSI - Companhia Brasileira de Serviços de Infraestrutura	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos Brasil S.A.	99.99	99.99	Cement manufacturing
Berkeley Participações e Empreendimentos S.A.	100.00	100.00	Electric power generation and equity interests
CSN Inova Soluções S.A.	99.99	99.99	Equity interests
CSN Participações I S.A	99.90	99.90	Equity interests
CSN Participações III S.A	99.90	99.90	Equity interests
CSN Participações IV S.A	99.90	99.90	Equity interests
CSN Participações V S.A	99.90	99.90	Equity interests
CSN Incorporação e Participações Ltda.	99.99	99.99	Equity interests
Estrela Comércio e Participações S.A. (5)	70.00		Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.	0.10	0.10	Commercial intermediation for the purchase and sale of assets and materials in general

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.	100.00	100.00	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.89	99.89	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas - MMSA	99.88	99.88	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.88	99.88	Production and sale of cans and related activities
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L.U.	69.01	69.01	Financial transactions, product sales and Equity interests
CSN Mining GmbH	69.01	69.01	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	69.01	69.01	Commercial representation
Lusosider Ibérica S.A.	100.00	100.00	Steel, commercial and industrial activities and equity interests
Companhia Siderúrgica Nacional, LLC	100.00	100.00	Import and distribution/resale of products
Elizabeth Cimentos S.A.	99.99	99.99	Cement manufacturing
Santa Ana Energética S.A.	99.99	99.99	Electric power generation
Topázio Energética S.A.	99.99	99.99	Electric power generation
Brasil Central Energia Ltda.	99.99	99.99	Electric power generation
Circula Mais Serviços de Intermediação Comercial S.A.	99.90	99.90	Commercial intermediation for the purchase and sale of assets and materials in general
Metalgráfica Iguaçu S.A	99.89	99.89	Metal packaging manufacturing
Companhia Energética Chapecó	69.01	69.01	Electric power generation
Companhia Estadual de Geração de Energia Elétrica - CEEE-G	100.00	100.00	Electric power generation
Ventos de Vera Cruz S.A.	99.99	99.99	Electric power generation
Ventos de Curupira S.A	99.99	99.99	Electric power generation
Ventos de Povo Novo S.A.	99.99	99.99	Electric power generation
MAZET Maschinenbau und Zerspanungstechnik Unterwellwnborn GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN ITC Solutions AG (1)	55.21		Financial transactions, product sales and Equity interests
CSN Mining International GmbH	69.01	69.01	Commercial and representation of products
Gramperfil S.A. (2)	90.00	-	Manufacturing and sale of metal profile
CSN International Steel GmbH	100.00	100.00	Commercial and representation of products
Tora Transportes Ltda (5)	70.00		Road transport
Tora Locações S.A. (5)	70.00		Road transport and automobile rental
FJX Transportes S.A. (5)	42.00		Road transport and logistic
N. Minas Transportes e Locações Ltda. (5)	70.00		Road transport and logistic
Saratoga Transportes Ltda (5)	70.00		Road transport
Lokamig Rent a Car S.A. (5)	70.00		Automobile rental
Seminovos Lokamig Ltda. (5)	70.00		Automobile rental
Tora Logística Armazéns e Terminais Multimodais S.A. (5)	70.00		Logistics
Tora Recintos Alfandegários S.A. (5)	70.00		General storage operations and road transport
Tora Seminovos Comércio de Veículos Ltda. (5)	70.00		Commercial and automobile rental
CSN Captive Insurance Company, LLC (6)	100.00		Captive Insurance Company
Global Dot Com S.A (9)	80.00		Information service provision
Galvacolor Jerez S.L.U.(8)	100.00		Transformation and commercialization of steel products

Direct interest in joint operations
Itá Energética S.A.	48.75	48.75	Electric power generation

Direct interest in joint ventures: equity method
MRS Logística S.A. (10)	7.59	18.75	Railroad transportation
Aceros Del Orinoco S.A. (*)	31.82	31.82	Dormant company
Transnordestina Logística S.A. (7)	33.89	48.03	Railroad logistics
Equibras S.A. (11)	50.00	50.00	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A. (10)	20.64	12.93	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests
Panatlântica S.A.	29.92	29.92	Steel

Indirect interest in affiliates: equity method
Jaguari Energética S.A.	10.50	10.50	Electric power generation
Chapecoense Geração S.A.	9.00	9.00	Electric power generation
Companhia Energética Rio das Antas - Ceran	30.00	30.00	Electric power generation
Foz Chapecó Energia S.A.	9.00	9.00	Electric power generation

Exclusive Funds: full consolidation
Diplic II- Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

Consortiuns
Consórcio Itaúba (3)	99.99	100.00	Electric power generation
Consórcio Passo Real (4)	96.55	100.00	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power generation
Consórcio Dona Francisca	15.00	15.00	Electric power generation
(1)	On March 5, 2025, CSN ITC Solutions AG ("CSN ITC”), a company in which the Company holds an indirect participation of 55.2% through its indirect subsidiary CSN Mining International GmbH, which in turns holds an 80% stake in CSN ITC, was incorporated. CSN ITC is located in Switzerland and was constituted as a corporation. CSN ITC's activities consist of the sale, distribution, and processing of iron ore and related products in key strategic expansion markets, with the objective of adding value to these products. It has been exploring and seeking out business opportunities in Switzerland and/or other countries,

(2)	On March 23, 2025, Gramperfil S.A. (“Gramperfil”) was acquired through means of the Company’s direct subsidiary CSN Steel S.L. for a total amount of EUR 11.8 million. Gramperfil, which is located in Portugal, was constituted as a corporation, and produces, commercializes and processes metal profiles and accessories, in addition to importing and exporting such products for use in metallic structures and civil construction.

(3)	On March 21, 2025, the “Primeiro Aditivo ao Termo de Constituição do Consórcio Itaúba” (First Amendment to the Consórcio Itaúba consortium’s incorporation agreement) was signed, through which the equity interest of the consortium members was redistributed. As a result of the amendment, CSN and CSN Cimentos Brasil S.A. now hold a 39.03% and 60.97% participation in the Consortium, respectively.

(4)	On March 21, 2025, the “Primeiro Aditivo ao Termo de Constituição do Consórcio Passo Real” (First Amendment to the Consórcio Passo Real consortium’s incorporation agreement) was signed, through which there was a change in the equity interest of the consortium members. CSN's stake in the company increased from 46.97% to 56.40%, Elizabeth Cimentos S.A.’s stake increased from 28.18% to 24.14%. CSN Mineração S.A. came to hold 11.09% of Passo Real’s shares, and Minérios Nacional S.A. maintained its stake at 1.56%. Additionally, the following new consortium members joined the company: Companhia Metalúrgica Prada, with 3.36% of shares, Metalgráfica Iguaçu S.A., with 0.34% of shares, and Estanho de Rondônia S.A., with a 3.11% stake.

(5)	On April 1, 2025, CSN acquired shares representing 70% of Estrela Comércio e Participações S.A.’s ("Estrela”) share capital for a total amount of R$ 752,494 million. Estrela is a holding company that maintains participations in the following companies: Tora Transportes Ltda., Tora Locações S.A., FJX Transportes S.A., N. Minas Transportes e Locações Ltda., Saratoga Transportes Ltda., Lokamig Rent a Car S.A., Seminovos Lokamig Ltda., Tora Logística Armazéns e Terminais Multimodais S.A., Tora Recintos Alfandegários S.A. and Tora Seminovos Comércio de Veículos Ltda. (“Grupo Estrela”), which subsequently became part of the series of companies indirectly controlled by CSN. Grupo Estrela, which is mainly located in Minas Gerais, maintains operations in the field of road transport.

(6)	CSN Captive Insurance Company, LLC (“CSN Captive”) was incorporated on July 8, 2025, and its capital was paid in in full by the Company on August 29, 2025. CSN Captive, which is located in the United States, was incorporated as a limited liability company and its corporate purpose is to operate in the insurance market, providing insurance coverage to companies in which the Company holds a participation, as well as to third parties.

(7)	On October 17, 2025, an increase in Transnordestina Logística S.A.’s share capital ("TLSA”) through the issuance of new shares and partial capitalization of credits arising from AFACs held by CSN against TLSA. This increase resulted in the payment of the amount of R$ 1,792,580 being provided, after which CSN came to hold 33.89% of TLSA's share capital.

(8)	On November 18, 2025, the Company acquired Galvacolor Jerez, S.L.U. (“Galvacolor”), through its subsidiary CSN Steel S.L.U., for EUR 47 million. Located in Spain, Galvacolor is incorporated as a single-member limited liability company, and its corporate purpose involves the production of steel profiles and activities involved in the processing and sale of steel and smelting products.

(9)	On December 5, 2025, the Company acquired control of Global Dot Com S.A. (“Global Dot”) and came to indirectly hold 80% of the company’s share capital stock through the subsidiaries CSN Inova Ventures (2.51%) and CSN Inova Soluções S.A. (77.49%). The acquisition was carried out through the conversion of a loan into shares, as well as the purchase of an additional interest totaling R$ 50.89 million. The Company previously held an investment in Global Dot, which was controlled at fair value. Located in the municipality of Barueri, in the State of São Paulo, Global Dot was constituted as a corporation and aims to provide fleet management services via integrated software.

(10)	On December 18, 2025, the Agreement for the Purchase and Sale of Shares and Other Covenants was entered into by and between CSN Mineração and CSN, through which CSN Mineração acquired 974,851 common shares, 2,673,312 class A preferred shares and 27,333,064 class B preferred shares issued by MRS, representing 9.17% of MRS’s share capital, which were previously owned by CSN. In addition, on December 31, 2025, the Company completed the additional sale of 6,759,540 class B preferred shares issued by MRS to CMIN. Within this context, CSN became the direct holder of 25,636,431 common shares, representing 13.69% of the share capital entitling the respective holder to a right to vote and 7.59% of MRS’s share capital.

(11)	Equimac S.A. changed its trade name during 4Q25 to "Equibras S.A.", and there were no changes in the Company's participation in this company.

10.a)	Changes in Investments in Controlled Companies, Joint-ventures, Joint-operations, Affiliates, and Other Investments

The positions presented as of December 31, 2025 and 2024 and the changes refer to the interest held by CSN in these companies:

									Consolidated
Companies	Final balance on 12/31/2024	Capital increase	Write-offs	Transfers	Dividends	Equity Income	Comprehensive income	Others	Final balance on 12/31/2025

Investments under the Equity Method
Joint-venture, Joint-operation and Affiliate
MRS Logistica	2,799,168					583,027	(102)		3,382,093
Fair Value MRS	480,622								480,622
Fair Value MRS amortization	(105,719)					(11,745)			(117,464)
Transnordestina Logística S.A. (1)	1,137,345	1,792,580				(18,129)	4,686		2,916,482
Fair Value - Transnordestina	659,106								659,106
Arvedi Metalfer do Brasil S.A.	35,257					(656)			34,601
Panatlântica S.A.	225,766				(19,477)	13,268		(2)	219,555
Equibras S.A. (2)	31,733				(2,187)	9,508			39,054
Indirect interest in affiliates - CEEE-G	146,753				(44,846)	42,343			144,250
Fair Value indirect participation CEEE-G	319,709								319,709
Fair Value amortization indirect participation CEEE-G	(42,523)					(18,418)			(60,941)
Global Dot (3)		1,685		10,043					11,728
	5,687,217	1,794,265		10,043	(66,510)	599,198	4,584	(2)	8,028,795
Other participations
Others (4)	58,794	(9)	(5,038)	(10,043)				2	43,706
	58,794	(9)	(5,038)	(10,043)				2	43,706

Total shareholdings	5,746,011	1,794,256	(5,038)		(66,510)	599,198	4,584		8,072,501

Classification of investments in the balance sheet
Equity interests	5,746,011								8,072,501
Investment Property	202,040								219,525
Total investments in the asset	5,948,051								8,292,026
(1)	Capitalization of AFACs by CSN on October 17, 2025.

(2)	Equimac S.A. changed its trade name during 4Q25 to "Equibras S.A.", and there were no changes in the Company's participation in this company.

(3)	On December 5, 2025, the Company acquired control of Global Dot Com S.A. (“Global Dot”) and came to indirectly hold 80% of the company’s share capital stock through the subsidiaries CSN Inova Ventures (2.51%) and CSN Inova Soluções S.A. (77.49%). The acquisition was carried out through the conversion of a loan into shares, as well as the purchase of an additional interest totaling R$49.9 million. The Company previously held an investment in Global Dot, which was controlled at fair value. Located in the municipality of Barueri, in the State of São Paulo, Global Dot was constituted as a corporation and aims to provide information services, particularly fleet management services via integrated software.

(4)	These strategic investments were made in startups by the subsidiary CSN Inova Ventures, either through the execution of a convertible loan with Alinea Health Holdings Ltda., or through a participation in the following companies: I Systems Automação Industrial S.A., H2Pro Ltda., 1S1 Energy Inc., Traive Inc. and Oico Holdings Limited.

								Consolidated
Companies	Ref.	Final balance on 12/31/2023	Capital increase	Dividends	Equity Income	Comprehensive income	Others	Final balance on 12/31/2024

Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica		2,381,607		(126,163)	529,211		14,513	2,799,168
Fair Value MRS		480,622						480,622
Fair Value MRS amortization		(93,971)			(11,748)			(105,719)
Transnordestina Logística S.A.		1,160,944			(23,599)			1,137,345
Fair Value -Transnordestina		659,106						659,106
Arvedi Metalfer do Brasil S.A.		35,488			(231)			35,257
Panatlântica S.A.			150,000	(46,075)	19,233	23,871	78,737	225,766
Equimac S.A		23,793		(1,342)	9,282			31,733
Indirect interest in affiliates - CEEE-G		165,891		(31,610)	44,049		(31,577)	146,753
Fair Value indirect participation CEEE-G		319,709						319,709
Fair Value amortization indirect participation CEEE-G		(23,896)			(18,627)			(42,523)
		5,109,293	150,000	(205,190)	547,570	23,871	61,673	5,687,217

Fair value investments through profit or loss (1)	14	78,737					(78,737)
Others (2)		49,149	5,494				4,151	58,794
		127,886	5,494				(74,586)	58,794

Total shareholdings		5,237,179	155,494	(205,190)	547,570	23,871	(12,913)	5,746,011

Classification of investments in the balance sheet
Equity interests		5,237,177						5,746,011
Investment Property		205,954						202,040
Total investments in the asset		5,443,131						5,948,051

(1)	Changes in the balance refer to a change in the valuation method used by the investee Panatlântica S.A. due to the above-mentioned share acquisitions. As mentioned, the company, which was previously valued at fair value through profit or loss, is now being valued using the equity method.

(2)	These strategic investments were made in startups by the subsidiary CSN Inova Ventures, either through the execution of a convertible loan with Alinea Health Holdings Ltda., or through a participation in the following companies: I Systems Automação Industrial S.A., H2Pro Ltda., 1S1 Energy Inc., Traive Inc., Oico Holdings Limited and Global Dot Com S.A.

The reconciliation of the equity method results of joint-ventures and affiliates and the amount presented in the income statement is presented below and derives from the elimination of CSN's transactions with these companies:

		Consolidated
	12/31/2025	12/31/2024

Equity in Results of Affiliated Companies
MRS Logística S.A.	583,027	529,211
Transnordestina Logística S.A.	(18,129)	(23,599)
Arvedi Metalfer do Brasil S.A.	(656)	(231)
Equibras S.A.	9,508	9,282
Indirect interest in affiliates - CEEE-G	42,343	44,049
Panatlântica S.A.	13,268	19,233
Fair Value Amortization	(30,163)	(30,375)
	599,198	547,570
Reclassification IAS 28 (1)	(80,471)	(99,279)
Others	17	(243)
Equity in Results	518,744	448,048
(1)	The operating margin of intercompany operations with group companies classified as joint-ventures, which are not consolidated, are reclassified in the Income Statement of the Investment group to the groups of costs and income tax and social contribution.

10.b)	Additional Information on Direct and Indirect Subsidiaries

•      ELIZABETH CIMENTOS S.A. (“Elizabeth Cimentos”)

On August 31, 2021, the acquisition of control of Elizabeth Cimentos and Elizabeth Mineração was completed through the Group’s subsidiary CSN Cimentos.

Elizabeth Cimentos, which is located in Paraíba, was constituted as a corporation, and maintains operations in the manufacture and sale of portland cement and clinker. Its products are sold in the states comprising Brazil’s North and Northeast regions.

Elizabeth Mineração merged with CSN Cimentos on April 29, 2022.

•      SEPETIBA TECON S.A. (“Tecon”)

Its objective is the exploration of the “Terminal de Contêiners do Porto Organizado de Itaguaí” (Container Terminal of the Organized Port of Itaguaí), located in Itaguaí, in the state of Rio de Janeiro. The terminal is connected to ““UPV - USINA PRESIDENTE VARGAS” (PRESIDENTE VARGAS STEEL MILL) – Usina Presidente Vargas” (Presidente Vargas Steel Mill) via the Southeast railway network, conceded to MRS Logística S.A. Services include container, steel product, and general cargo handling and storage operations, among other services such as container washing, maintenance, and sanitization.

Tecon was the winner of the bidding process and on October 23, 1998 signed the lease for the operation of the port terminal for a period of 25 years, starting in 2001, which can be extended if the granting authority gives a positive statement.

Upon termination of the lease contract, all rights and benefits transferred to Tecon, along with Tecon's property assets and those resulting from investments made in leased assets, will be returned to the Union, declared reversible by the Union as necessary for the continuity of the leased terminal's operation. The assets declared as reversible will be compensated by the Union for the residual value of their cost, determined by Tecon's accounting records after deducting depreciation.

•      ESTANHO DE RONDÔNIA S.A. (“ERSA”)

Headquartered in the state of Rondônia, the subsidiary operates two units, one located in the city of Itapuã do Oeste/RO and the other in Ariquemes/RO. The mining operation is based in Itapuã do Oeste, where cassiterite (tin ore) is extracted, and the smelting is located in Ariquemes, where metallic tin is obtained, which is the raw material used in the “UPV – Usina Presidente Vargas” (Presidente Vargas Steel Mill) for the manufacture of metal sheets.

•      COMPANHIA METALÚRGICA PRADA (“Prada”)

Prada operates in two segments sectors: steel metal packaging and flat steel processing and distribution.

Packaging

In the steel metal packaging segment, Prada produces the best and safest products in cans, buckets and aerosols. It serves the chemical and food segments, providing packaging and lithography services for the main market companies.

Distribution

Prada also operates around processing and distribution of flat steels, with a diversified product line. Provides coils, rolls, sheets, strips, blanks, metal sheets, profiles, tubes and tiles, among other products, for the most different industry segments - from automotive to civil construction. It also specialized in providing steel processing services, meeting the demand of companies throughout the country.

•      METALGRÁFICA IGUAÇU S.A. (“Metalgráfica”)

Founded in 1951, Metalgráfica has units in Ponta Grossa (PR) and Goiânia (GO) and produces steel cans for the national market of metal packaging for food. Its operation is a strategic asset for CSN's packaging division. The technology used by Metalgráfica is more modern than that used by Prada, improving business competitiveness and strengthening the national chain, especially in relation to substitute packaging.

•      CSN ENERGIA S.A. (“Energia”)

Its main objective is the commercialization of electric energy to supply the operational needs of its Parent Company and its respective subsidiaries. If there is a surplus of the purchased energy, it is sold to the market through the Electric Energy Trading Chamber (“CCEE”). The office of the registered company is located in Volta Redonda - Rio de Janeiro.

•      FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA S.A. (“FTL”)

Company created to incorporate the spun-off portion of Transnordestina Logística S.A. It operates public rail freight transport services in Brazil's northeastern network, on sections between the cities of São Luís and Altos, Altos and Fortaleza, Fortaleza and Sousa, Sousa and Recife/Jorge Lins, Recife/Jorge Lins and Salgueiro, Jorge Lins and Propriá, Paula Cavalcante and Cabedelo (Cabedelo Branch) and Itabaiana and Macau (Macau Branch) ("Malha I" – Railway Network number I).

•      CSN MINERAÇÃO S.A. (“CSN Mineração”)

Based in Congonhas, in the state of Minas Gerais, CSN Mineração S.A.'s main objective is the production, purchase and sale of iron ore, and has the foreign market as its focus for marketing its products. On November 30, 2015, CSN Mineração S.A. began centralizing CSN's main iron ore mining operations, including the establishments of the Casa de Pedra mine, the Tecar port, and an 29.90% stake in MRS. CSN's interest in this subsidiary is 69.01% as of December 31, 2025 and 2024.

On November 21, 2023, CSN Mining International GmbH was established as a wholly owned subsidiary of CSN Mining Holding S.L.U., which is itself a wholly owned subsidiary of CSN Mineração. Located in Zug, Canton of Zug, Switzerland, its purpose is to market raw materials of any type and other goods in its own name and on behalf of third parties, both in Switzerland and abroad, and may perform or intermediate services directly or indirectly related to this objective or associated with it.

• MINÉRIOS NACIONAL S.A. (“Minérios Nacional”)

Based in Congonhas, in the state of Minas Gerais, Minérios Nacional's main objective is the production and sale of iron ore. The subsidiary concentrates the mineral rights assets related to the Fernandinho, Cayman and Pedras Pretas mines, all located in Minas Gerais, transferred to Minérios Nacional S.A. in the business combination operation that occurred in 2015.

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

•      COMPANHIA FLORESTAL DO BRASIL (“CFB”)

Companhia Florestal do Brasil, a legal entity governed by private law, was incorporated on May 24, 2013. It is organized as a privately held corporation and the company's registered office is located in São Paulo.

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

• LUSOSIDER AÇOS PLANOS, S.A. (“Lusosider”)

Incorporated in 1996, in continuity with Siderurgia Nacional – a company privatized by the Portuguese government that year –, Lusosider is the only Portuguese industry in the steel sector to produce cold-rolled flat steels with anticorrosion coating. The Lusosider has an installed capacity of about 550 thousand tons per year to produce four major groups of steel products: galvanized sheet, cold rolled sheet, pickled sheet and oiled sheet. The products manufactured by Lusosider can be applied in the packaging industry, civil construction (tubes and metallic structures) and in household appliance components.

•      COMPANHIA ESTADUAL DE GERAÇÃO DE ENERGIA ELÉTRICA – CEEE-G.

On October 21, 2022, Companhia Florestal Brasileira (“CFB”) acquired a 66.23% stake in CEEE-G, which previously belonged to the State of Rio Grande do Sul. On December 15, 2022, CFB also subsequently acquired a 32.73% stake in CEEE-G, which was previously part of Centrais Elétricas Brasileiras S.A. – Eletrobras. In November 2023, CEEE-G held an auction for a Public Offer for the Acquisition of Shares ("OPA") to acquire up to 100% of the shares subject to the offer. During the auction, the Company acquired 1,271 common shares and 338 preferred shares, representing 0.017% of its total share capital. The success of the OPA culminated in the conversion of CEEE-G’s registration from a "Category A" to "Category B” company, which was approved by the CVM on January 25, 2024. On February 21, 2024, the company’s held its AGM, which resolved on the compulsory redemption and subsequent cancellation of 98,375 (ninety-eight thousand, three hundred and seventy-five) shares, of which 41,896 (forty-one thousand, eight hundred and ninety-six) and 56,479 (fifty-six thousand, four hundred and seventy-nine) were common and preferred shares issued by CEEE-G, respective, without making changes to the value of its share capital. As a result, as of this date, CFB came to hold 100% of the shares issued by CEEE-G.

Based in Porto Alegre, Rio Grande do Sul State, CEEE-G's main purpose is to conduct studies and implement projects and build and operate electric power plants, as well as to execute business activities resulting from these activities, such as electric energy commercialization. CEEE-G exercises shareholding control over the Special Purpose Entities (SPEs) Ventos de Curupira S.A., Ventos de Povo Novo S.A. and Ventos de Vera Cruz S.A., which were incorporated in February 2014 and members of the consortium responsible for the construction of the Povo Novo Wind Farm Complex.

CEEE-G also holds a 15% participation in the Dona Francisca Consortium, located in Nova Palma, in the state of Rio Grande do Sul, as well as a 30% stake in Companhia Energética Rio das Antas – CERAN, which is located in Florianópolis, in the state of Santa Catarina.

The Company's indirect equity interest in CEEE-G, as of December 31, 2025, is 100%.

•      COMPANHIA ENERGÉTICA CHAPECÓ – CEC

CEC, based in São Paulo, is an independent power producer whose main activity is harnessing electric power potential on the Chapecó River through a hydroelectric plant located between the municipalities of Ipuaçu and São Domingos in the state of Santa Catarina, called Central Geradora Quebra-Queixo. On December 11, 2000, CEC signed a Concession Agreement for the Use of Public Property for the generation of electricity No. 94/2000 with the National Electric Energy Agency – ANEEL. The concession has a term of 35 years counted from the date of contract signature by the granting authority, which may be extended under conditions established by ANEEL, provided that the hydroelectric project exploitation meets the contract conditions and sector legislation.

•      CSN CIMENTOS BRASIL S.A (“CSN Cimentos Brasil”)

Acquired on September 6, 2022, CSN Cimentos Brasil is constituted as a corporation, domiciled in Brazil, with its headquarters located in Santa Cruz, Rio de Janeiro - RJ. This subsidiary of CSN has industrial plants, warehouses and branches in much of the national territory. Its main activities are production, industry and general trade of cement, lime, mortar, minerals and metals in general and complementary products for civil construction, in natura. CSN's equity interest in CSN Cimentos Brasil as of December 31, 2024 is 99.99%.

•      CSN CIMENTOS S.A. (“CSN CIMENTOS”)

The cement segment operations began in the Group in May 2009, through a grinding unit in Volta Redonda/RJ, driven by the synergy between this activity and the slag generation produced by the blast furnaces of “UPV – Usina Presidente Vargas” (Presidente Vargas Stell Mill), a material used as the main raw material for cement production.

In 2011, its own clinker production was started, with the installation of a rotary clinker kiln in Arcos, Minas Gerais, using calcitic limestone extracted from the Bocaina Mine, existing in the same location that also supplies the steel limestone to the “UPV – Usina Presidente Vargas” (Presidente Vargas Steel Mill). This clinker produced is primarily sent by railway to the cement factory in Volta Redonda/RJ.

In 2015, the Arcos/MG unit started cement production with the installation of two vertical cement mills and in 2016 a second clinker production line was installed, thus achieving self-sufficiency of clinker in cement production.

The main product of Arcos is CP-II type cement, basically composed of clinker, slag, limestone, and gypsum, with the composition varying according to the product. Still in Arcos, there is exploration of calcitic limestone and dolomite, which is destined for the “UPV – Usina Presidente Vargas” (Presidente Vargas Steel Mill).

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

(R$'000)	Accounting collection as of June 30, 2023
Cash and cash equivalents	111,937
Trade receivables	95,506
Inventories	245,701
Other assets	229,560
Corporate investments	1,198,743
Property, plant and equipment	3,573,944
Intangíible assets	889,979
Investment properties	631
Total Assets	6,346,001
Trade payables	375,049
Borrowings and financing	2,678,625
Salaries and social charges	15,432
Taxes payable	42,383
Lease liabilities	15,392
Tax, social security, labor and civil	11,489
Provisions for environmental liabilities and asset decommissioning	83,076
Other payables	741,279
Total Liabilities	3,962,725

Net assets	2,383,276

•      CSN ITC Solutions AG (“CSN ITC”)

CSN ITC was incorporated on March 5, 2025. The Company holds a direct take 55.2% in CSN ITC through its indirect subsidiary CSN Mining International GmbH, which holds an 80% stake in CSN ITC. Located in Switzerland, the entity is constituted as a corporation. CSN ITC's activities consist of the sale, distribution, and processing of iron ore and related products in key strategic expansion markets, with the objective of adding value to these products. It has been exploring and seeking out business opportunities in Switzerland and/or other countries.

•      Gramperfil S.A. (“Gramperfil”)

On March 23, 2025, Gramperfil was acquired for the total amount of EUR 11,801 on March 23, 2025. The entirety of its share capital is held by CSN Steel S.L.U., which is located in Portugal and constituted as a corporation. Gramperfil’s business activities consist of producing, selling and processing metal profiles and accessories, in addition to importing and exporting such products for use in metal structures in civil construction.

•      Estrela Comércio e Participações S.A. (“Estrela Group”)

On April 1, 2025, CSN acquired shares representing 70% of Estrela Comércio e Participações S.A.’s ("Estrela”) share capital for the price of R$ 752,494 million reals. Whereas Estrela holds an equity interest in the following companies: Tora Transportes Ltda., Tora Locações S.A., FJX Transportes S.A., N. Minas Transportes e Locações Ltda., Saratoga Transportes Ltda., Lokamig Rent a Car S.A., Seminovos Lokamig Ltda., Tora Logística Armazéns e Terminais Multimodais S.A., Tora Recintos Alfandegários S.A. and Tora Seminovos Comércio de Veículos Ltda.("Grupo Estrela"), these companies became part of the series of companies indirectly controlled by the Company. Grupo Estrela, which is mainly located in Minas Gerais, maintains operations in the field of road transport.

•      CSN Captive Insurance Company LLC (“CSN Captive”)

CSN Captive was incorporated on July 8, 2025, and its share capital was paid in full by the Company on August 29, 2025. CSN Captive is located in the United States in the State of Vermont, in the United States of America, and its corporate purpose is to operate in the insurance market, providing insurance coverage to companies in which the Company holds a participation, as well as to third parties.

•      Galvacolor Jerez S.L.U. (“Galvacolor”)

October 18, 2025, the Company indirectly acquired Galvacolor for the amount of EUR 47 million, the entirety of the share capital of which is held by the subsidiary CSN Steel S.L.U. Located in Spain, Galvacolor is incorporated as a single-member limited liability company, and its corporate purpose involves the production of steel profiles and activities involved in the processing and sale of steel and smelting products.

•      Global Dot Com S.A. (“Global Dot”)

On December 5, 2025, the Company came to indirectly hold 80% of the company’s share capital through the subsidiaries CSN Inova Ventures (2.51%) and CSN Inova Soluções S.A. (77.49%). The acquisition was carried out through the conversion of a loan into shares, as well as the purchase of an additional interest totaling R$ 49.9 million. Located in the municipality of Barueri, in the State of São Paulo, Global Dot was constituted as a corporation and aims to provide information services, particularly fleet management services via integrated software.

10.c)	Main occurrences at subsidiaries in 2025 and 2024

•	CSN Mineração S.A. (“CSN Mineração”)

Additional sale of shares held by MRS Logística S.A.

This transaction was carried out for the total price of R$3,350,000 previously received by CSN. In the consolidated financial statements, the book value of MRS's investment, amounting to (R$998,922), was derecognized and a gain of R$2,351,078 was initially recorded under other operating revenues (see note 29). However, as the transaction was carried out under common control, such gain was eliminated in consolidation as an unrealized profit at CSN Mineração (see note 10.a). Accordingly, there was no impact on the consolidated results at the transaction date. The transaction resulted in an increase in the ownership interest held by non-controlling shareholders in CSN Mineração.

Share buyback program of subsidiary CSN Mineração

CSN Mineração approved, in Board of Directors Meetings, the Share Buyback Programs, for treasury maintenance and subsequent disposal or cancellation, described below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Treasury balance
4º	06/28/2024	100,000,000	from 06/28/2024 to 12/19/2025	R$ 6.0497	R$5.2798 and R$7.1162	53,294,300	(3)	53,294,297
5º	11/21/2025	53,294,297	from 11/24/2025 to 05/24/2027
						53,294,300	(3)	53,294,297

CSN Mineração’s Share Repurchase Program, for treasury maintenance and subsequent disposal or cancellation, approved on June 28, 2024 by the Board of Directors, consists of:

• Buyback of up to 100,000,000 shares

• Program term from June 28, 2024 to December 19, 2025

• Acquisition price may not be higher than the quotation on the Stock Exchange

• Buyback operations intermediated by qualified financial institutions.

On October 17, 2024, CSN Mineração approved the cancellation of three company shares held in treasury at a meeting of the Board of Directors. The were no changes in the subsidiary’s share capital as a result of the cancellation of shares. The Company’s share capital was therefore divided into 5,485,338,835 shares.

Program for the sale of shares held by the subsidiary CSN Mineração

The purpose of the Share Sale Program is to dispose of shares currently held in treasury as part of the Company's financial management/ investment process in order to contribute to the liquidity of shares on the market. Approved on November 21, 2025 by the Board of Directors, the Program consists of:

• Sale of up to 53,294,297 shares,

• Program implemented from November 24, 2025 to May 21, 2027,

• Acquisition price: Shares will be sold at B3 S.A. - Brasil, Bolsa, Balcão, at market price.

• Repurchase operations will be intermediated by qualified financial institutions.

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

On May 8, 2025, CSN Mineração’s Board of Directors approved the following items:

1. A total amount of R$1,090,000 allocated to the profit reserve account as interim dividends

2. A total net amount of R$178,201 allocated to the profit reserve account as Interest on Equity

On November 4, 2025, CSN Mineração’s Board of Directors approved the following items:

1. Payment in the amount of R$424,206 to the company’s profit reserve account as interim dividends

2. A total net amount of R$479,000 allocated to the profit reserve account as Interest on Equity

On December 26, 2025, CSN Mineração’s Board of Directors approved the following items:

1. Payment in the amount of R$259,712 to the company’s profit reserve account as interim dividends

2. A total net amount of R$163,998 allocated to the profit reserve account as Interest on Equity

Additionally, within the scope of the proposal to allocate the income for the year, the subsidiary CSN Mineração decided to distribute additional dividends in the amount of R$768,596, which will be submitted at the company’s Annual General Meeting for approval.

Approval, Execution and Sale of Minority Interest in Subsidiary CSN Mineração

The Company, during a Board of Directors meeting held on October 17, 2024, approved a Non-Binding Proposal with Itochu Corporation for the sale of a minority stake of up to 11% in its subsidiary CSN Mineração, at a price per share of R$7.50.

On November 5, 2024, at an additional meeting of the Board of Directors, the Company resolved to approve the execution of the Share Purchase Agreement for the sale of 589,304,801 common shares issued by

CSN Mineração for a unit price of R$7.50 per share, in the amount of R$4,419,786. This amount was paid to CSN in cash by Itochu Corporation on the Share transfer date.

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

SHAREHOLDER	SHARES	% SHAREHOLDING
COMPANHIA SIDÚRGICA NACIONAL	3,785,474,692	69.01%
ITOCHU CORPORATION	589,304,801	10.74%
Japão Brasil Minério de Ferro Participações LTDA	507,762,966	9.26%
POSCO Holding Inc.	102,186,675	1,86%
CHINA STEEL CORPORATION	22,366,860	0.41%
TREASURY SHARES	53,294,297	0.97%
OTHERS	424,948,544	7.75%
Total SHARES	5,485,338,835	100.00%

10.d)	Joint-Ventures and Joint-Operations Financial Information

The balance sheet and income statement balances of the companies whose control is shared are shown below and refer to 100% of the companies’ results:

				12/31/2025				12/31/2024
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística (1)	Transnordestina Logística	Equibras S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.49%	33.89%	50.00%	48.75%	37.49%	48.03%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	4,131,117	1,740,636	16,678	112,820	4,147,393	277,966	22,028	82,129
Advances to suppliers	37,512	62,240	34	527	42,649	45,512	49	395
Other assets	1,127,557	92,864	36,254	31,004	1,182,598	83,348	25,070	27,251
Total current assets	5,296,186	1,895,740	52,966	144,351	5,372,640	406,826	47,147	109,775
Non-current Assets
Other assets	1,147,003	88,455	259	9,478	448,946	143,562	142	10,144
Investments, PP&E and intangible assets	18,259,793	15,142,520	79,683	233,519	14,791,500	13,193,728	75,782	263,998
Total non-current assets	19,406,796	15,230,975	79,942	242,997	15,240,446	13,337,290	75,924	274,142
Total Assets	24,702,982	17,126,715	132,908	387,348	20,613,086	13,744,116	123,071	383,917

Current Liabilities
Borrowings and financing	1,013,759	65,418	14,266		547,803	36,181	19,009
Lease liabilities	491,501		337		738,978		288
Other liabilities	1,710,146	176,437	19,979	15,074	2,103,399	128,528	16,642	15,664
Total current liabilities	3,215,406	241,855	34,582	15,074	3,390,180	164,709	35,939	15,664
Non-current Liabilities
Borrowings and financing	8,572,213	6,877,310	16,447		7,524,173	7,943,354	21,074
Lease liabilities	2,500,878		333		1,158,058		213
Other liabilities	1,393,766	1,402,711	3,438	5,429	1,074,757	3,268,493	2,379	4,457
Total non-current liabilities	12,466,857	8,280,021	20,218	5,429	9,756,988	11,211,847	23,666	4,457
Shareholders’ equity	9,020,719	8,604,839	78,108	366,845	7,465,918	2,367,560	63,466	363,796
Total liabilities and shareholders’ equity	24,702,982	17,126,715	132,908	387,348	20,613,086	13,744,116	123,071	383,917

				01/01/2025 to 12/31/2025				01/01/2024 to 12/31/2024
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equibras S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.49%	33.89%	50.00%	48.75%	37.49%	48.03%	50.00%	48.75%
Statements of Income
Net revenue	7,585,058		88,071	204,261	7,028,472		84,049	187,622
Cost of sales and services	(4,038,800)		(48,400)	(115,256)	(3,909,609)		(45,317)	(121,034)
Gross profit	3,546,258		39,671	89,005	3,118,863		38,732	66,588
Operating (expenses) income	(812,324)	(72,709)	(6,167)	(72,369)	89,237	(34,704)	(7,433)	(66,437)
Financial income (expenses), net	(584,004)	33,047	(4,334)	9,149	(1,160,359)	(14,421)	(3,308)	14,076
Profit/(Loss) before IR/CSLL	2,149,930	(39,662)	29,170	25,785	2,047,741	(49,125)	27,991	14,227
Current and deferred IR/CSLL	(594,868)		(8,984)	(5,644)	(632,231)		(8,398)	(7,909)
Profit / (loss) for the period	1,555,062	(39,662)	20,186	20,141	1,415,510	(49,125)	19,593	6,318
(1)	CSN holds a direct and indirect participation of 7.59% and 29.91%, respectively, through CSN Mineração as part of the total stake in MRS’ share capital mentioned above. A total of 28.23% was attributed to the CSN Group after participation of non-controlling shareholders was considered.

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

CSN has a direct participation of 39.03% and indirectly through its subsidiaries of an additional 60.96%, totaling a participation of 99.99%.

•      CONSÓRCIO DA USINA HIDRELÉTRICA DE PASSO REAL

The Passo Real Hydroelectric Power Plant is located on the Jacuí river, in the municipality of Salto do Jacuí, state of Rio Grande do Sul, and is composed of 2 Generating Units, with installed power of 158,000.00 KW.

CSN has a direct participation of 56.40% and indirectly through its subsidiaries of an additional 40.15%, totaling a participation of 96.55%.

10.e)	TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

Its main objective is to explore and develop public cargo railway transportation services in the northeastern Brazil, comprising the sections from Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins, Salgueiro - Suape Port and Missão Velha - Pecém Port ("Malha II" – Railway Network number II). On December 23, 2022, following extensive negotiations involving ANTT, TCU, and the Ministry of Infrastructure at that time, the first amendment to the Concession Contract was signed. This amendment redefined the scope and completion deadlines for TLSA's railway sections, notably providing for the return of the Salgueiro-Porto de Suape section, resulting in a project with the current 1,206 km of railway network and a completion deadline of December 2029.

Management relies on resources from its shareholders and third parties to complete the project, which it expects to be available based on agreements and recent discussions between the parties involved. The amendment signed in 2024 with “Fundo de Desenvolvimento do Nordeste – FDNE” (Northeast Development Fund) for an operation of R$3.6 billion in convertible debentures has made the resources for completing the project practically fully secured. After evaluating this matter, Management has concluded that the going concern basis of accounting is appropriate in the preparation of the project’s financial statements.

Accounting Policy

Equity Method of Accounting and Consolidation

The equity method of accounting for subsidiaries, joint ventures and associates is applied. Other investments are held at fair value or cost.

Subsidiaries: They are entities in which the Company has significant influence over its financial and operating policies and/or potential exercise or convertible voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and cease to be consolidated on the date on which control ceases.

Joint-ventures and Joint-operations: are all entities in which the Company has jointly contractually controlled control with one or more parties and can be classified as follows:

•	Joint-operations: are accounted for in the financial statements to represent the Company's contractual rights and obligations.

•	Joint-ventures: are accounted for under the equity method and are not consolidated.

Affiliates: Are all entities over which the Company has significant influence but not control, generally through a shareholding of 20% to 50% of the voting rights. Investments in affiliates are initially recognized at cost and subsequently measured using the equity method.

Consortiums: Electricity consortiums are a form of collective electricity purchasing that allows groups of consumers to join to negotiate better supply conditions. In the Group, the Company and its subsidiaries CEEE-G, CSN Mineração, Cimentos Brasil, Elizabeth Cimentos, Minérios Nacional, Prada, Estanho de Rondônia and Metalgráfica Iguaçu participate in the listed consortiums. The profit or loss arising from consortium operations is recognized in the consortium companies according to the participation percentage.

Transactions between Subsidiaries, Affiliates, Joint-Ventures and Joint-operations

Unrealized balances and gains on transactions with subsidiaries, joint-ventures and affiliates are eliminated proportionally to CSN’s interest in the entity in question in the consolidation process. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. The effects on the results of transactions with joint-ventures are also eliminated, where part of the equity in results of joint-ventures is reclassified to financial expenses, cost of products sold and income tax and social contribution.

The subsidiaries and joint-ventures have the same reporting date and accounting policies as those adopted by the Company.

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

10.f)	Investment Properties

The balance of investment properties is shown below:

				Consolidated
	Ref.	Land	Buildings	Total
Balance at December 31, 2023		156,811	49,143	205,954
Cost		156,811	82,737	239,548
Accumulated depreciation			(33,594)	(33,594)
Balance at December 31, 2023		156,811	49,143	205,954
Depreciation			(3,961)	(3,961)
Transfer between groups - Fixed Assets and Investment Property		726		726
Write-off		(679)		(679)
Balance at December 31, 2024		156,858	45,182	202,040
Cost		156,858	83,285	240,143
Accumulated depreciation			(38,103)	(38,103)
Balance at December 31, 2024		156,858	45,182	202,040
Acquisitions		21,401		21,401
Depreciation	28		(3,916)	(3,916)
Balance at December 31, 2025		178,259	41,266	219,525
Cost		178,259	83,285	261,544
Accumulated Depreciation			(42,019)	(42,019)
Balance at December 31, 2025		178,259	41,266	219,525

The Company Management's estimate of the fair value of investment properties was carried out for December 31, 2025. The fair value of investment property at the consolidated as of December 31, 2025 totaled R$3,818,752 (R$2,431,581 as of December 31, 2024).

The estimated average useful lives for the exercises are as follows (in years):

		Consolidated
	12/31/2025	12/31/2024
Buildings	28	28

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

11.	PROPERTY, PLANT AND EQUIPMENT

Description of Consolidated fixed assets as of December 31, 2025 and 2024, respectively:

									Consolidated
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (*)	Right of use	Other (**)	Total
Balance at December 31, 2023		525,307	4,532,319	17,419,522	45,917	4,425,130	674,786	304,477	27,927,458
Cost		525,307	9,110,694	39,597,174	297,916	4,425,130	1,126,977	860,818	55,944,016
Accumulated depreciation			(4,578,375)	(22,177,652)	(251,999)		(452,191)	(556,341)	(28,016,558)
Balance at December 31, 2023		525,307	4,532,319	17,419,522	45,917	4,425,130	674,786	304,477	27,927,458
Effect of foreign exchange differences		9,943	14,711	209,148	2,991	(93,527)	14,627	916	158,809
Acquisitions		1,105	19,464	147,439	9,562	5,313,404	14,117	32,533	5,537,624
Capitalized interest	30					206,764			206,764
Write-offs	29			(22,978)	(19)	(37,463)	(855)	(204)	(61,519)
Depreciation	28		(290,195)	(2,981,703)	(11,689)		(231,394)	(54,260)	(3,569,241)
Transfers to other asset categories		57,087	464,518	3,197,335	58,293	(3,839,459)		62,226
Transfer between groups - intangible assets and investment property		(726)				(73,625)		(838)	(75,189)
Right of use - Remeasurement							285,533		285,533
Others			31,695	303		(19,888)		3,674	15,784
Balance at December 31, 2024		592,716	4,772,512	17,969,066	105,055	5,881,336	756,814	348,524	30,426,023
Cost		592,716	9,664,220	43,110,825	372,094	5,881,336	1,269,089	922,119	61,812,399
Accumulated depreciation			(4,891,708)	(25,141,759)	(267,039)		(512,275)	(573,595)	(31,386,376)
Balance at December 31, 2024		592,716	4,772,512	17,969,066	105,055	5,881,336	756,814	348,524	30,426,023
Effect of foreign exchange differences		8,772	(1,184)	(5,886)	(2,682)	14,549	(4,027)	(3,788)	5,754
Acquisitions		11,171	36,813	379,302	11,464	5,296,362	72,305	197,808	6,005,225
Capitalized interest	30					403,302			403,302
Write-offs	29		(6,141)	(69,999)	(16)	(14,714)	(10,707)	(903)	(102,480)
Depreciation	28		(347,648)	(3,184,112)	(19,799)		(283,840)	(120,756)	(3,956,155)
Transfers to other asset categories		6,952	274,578	3,308,081	(4,646)	(3,589,738)		4,773
Transfer between groups - intangible assets, investment property and inventory (1)				(34,100)		(45,190)		(34,122)	(113,412)
Right of use - Remeasurement							244,543		244,543
Acquisition of stakes in subsidiaries	3	9,414	144,879	94,773	1,676	1,550	183,929	582,251	1,018,472
Others				(207)				(11,895)	(12,102)
Balance at December 31, 2025		629,025	4,873,809	18,456,918	91,052	7,947,457	959,016	961,892	33,919,169
Cost		629,025	10,287,766	43,130,128	385,341	7,947,457	1,711,164	1,923,505	66,014,386
Accumulated depreciation			(5,413,957)	(24,673,210)	(294,289)		(752,148)	(961,613)	(32,095,217)
Balance at December 31, 2025		629,025	4,873,809	18,456,918	91,052	7,947,457	959,016	961,892	33,919,169
(*)	Highlights of project advancements include: (i) business expansion, mainly port expansion in Itaguaí and Casa de Pedra, Itabirito project and tailings recovery (ii) new integrated cement plant projects and (iii) comprehensive overhaul of blast furnace and coke batteries at Presidente Vargas Steel Mill.
(**)	Refer substantially to assets classified as vehicles and hardware.

(1)	Transfer to stock refers to the allocation of decommissioned or replaced vehicle assets. These assets are subsequently made available for sale by the companies Tora Seminovos Comércio de Veículos Ltda and Seminovos Lokamig Ltda, in line with the company's main commercial activities, which is the resale of used vehicles.

The estimated average useful lives are as follows (in years):

		Consolidated
	12/31/2025	12/31/2024
Buildings and Infrastructure	32	33
Machinery, equipment and facilities	17	17
Furniture and fixtures	10	10
Others	11	10

Property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or cash-generating unit may not be recoverable. For the year ended December 31, 2025, management assessed such indicators and concluded that no impairment loss was recognized.

(i)	Right of Use

Below are the changes in the right of use:

						Consolidated
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2023		512,923	86,057	54,149	21,657	674,786
Cost		629,004	143,926	254,640	99,407	1,126,977
Accumulated depreciation		(116,081)	(57,869)	(200,491)	(77,750)	(452,191)
Balance at December 31, 2023		512,923	86,057	54,149	21,657	674,786
Effect of foreign exchange differences			9,939	2,209	2,479	14,627
Addition		4,272		6,549	3,296	14,117
Remeasurement		58,103	3,627	202,990	20,813	285,533
Depreciation		(38,290)	(16,511)	(150,430)	(26,163)	(231,394)
Write-offs				(855)		(855)
Balance at December 31, 2024		537,008	83,112	114,612	22,082	756,814
Cost		655,481	150,311	360,925	102,372	1,269,089
Accumulated depreciation		(118,473)	(67,199)	(246,313)	(80,290)	(512,275)
Balance at December 31, 2024		537,008	83,112	114,612	22,082	756,814
Effect of foreign exchange differences			(4,622)	758	(163)	(4,027)
Acquisition of stakes in subsidiaries	3	183,929				183,929
Addition		5,906	1,826	61,968	2,605	72,305
Remeasurement		63,305	1,715	138,824	40,699	244,543
Depreciation		(63,113)	(17,914)	(175,799)	(27,014)	(283,840)
Write-offs		(680)		(10,028)		(10,708)
Balance at December 31, 2025		726,355	64,117	130,335	38,209	959,016
Cost		996,234	143,181	431,606	140,143	1,711,164
Accumulated depreciation		(269,879)	(79,064)	(301,271)	(101,934)	(752,148)
Balance at December 31, 2025		726,355	64,117	130,335	38,209	959,016

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

Costs for the development of new ore deposits, or for the expansion of the capacity of mines in operation are capitalized and amortized using the produced (extracted) units’ method based on probable and proven quantities of ore.

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

The overburden costs incurred in the production phase are added to the inventory value, except when a specific extraction campaign is carried out to access deeper deposits of the ore body. In this case, costs are capitalized and classified in non-current assets and are amortized over the life of mine.

12.	INTANGIBLE ASSETS

Composition of Consolidated’s intangible assets as of December 31, 2025 and 2024, respectively:

								Consolidated
	Ref.	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total
Balance at December 31, 2023		4,126,255	85,276	17,708	213,997	6,090,962	2,283	10,536,481
Cost		4,675,302	718,929	276,617	217,560	6,431,706	2,283	12,322,397
Accumulated amortization		(549,047)	(633,653)	(258,909)	(3,563)	(340,744)		(1,785,916)
Balance at December 31, 2023		4,126,255	85,276	17,708	213,997	6,090,962	2,283	10,536,481
Effect of foreign exchange differences			4,748	504	36,655			41,907
Acquisitions				2,956				2,956
Transfer between groups - fixed assets				70,819		3,644		74,463
Write-offs				(798)				(798)
Amortization			(49,785)	(26,975)	(4)	(141,446)		(218,210)
Transfers to other asset categories				49,786	1,780	(51,566)
Others						1,292		1,292
Balance at December 31, 2024		4,126,255	40,239	114,000	252,428	5,902,886	2,283	10,438,091
Cost		4,675,302	858,748	389,604	256,085	6,384,805	2,283	12,566,827
Accumulated amortization		(549,047)	(818,509)	(275,604)	(3,657)	(481,919)		(2,128,736)
Balance at December 31, 2024		4,126,255	40,239	114,000	252,428	5,902,886	2,283	10,438,091
Effect of foreign exchange differences			15	37	734	262		1,048
Acquisitions				2,977				2,977
Transfer between groups - fixed assets				45,190				45,190
Amortization	28		(9,669)	(36,325)	(17)	(144,393)		(190,404)
Transfers to other asset categories			(13,715)	21,300	339	(5,652)	(2,272)
Acquisition of stakes in subsidiaries		653,074	8,247	1,044	45,280			707,645
Others						1,578		1,578
Balance at December 31, 2025		4,779,329	25,117	148,223	298,764	5,754,681	11	11,006,125
Cost		5,328,376	881,322	436,871	302,347	6,383,219	11	13,332,146
Accumulated amortization		(549,047)	(856,205)	(288,648)	(3,583)	(628,538)		(2,326,021)
Balance at December 31, 2025		4,779,329	25,117	148,223	298,764	5,754,681	11	11,006,125
(*)	Composed mainly of: (i) mining rights amortized by production volume and (ii) Concession contract for hydroelectric resource utilization in acquiring control of Companhia Estadual de Geração de Energia Elétrica- CEEE-G, with amortization performed over the contract's term.

12.a)	Goodwill Impairment Test

Goodwill arising from expected future profitability of acquired companies and intangible assets of brands with indefinite useful lives were allocated to CSN's operating divisions (CGUs), which represent the lowest level of assets or group of assets of the Group.

							Consolidated
		Goodwill		Trademarks		Total
Cash generating unity	Segment	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024

Packaging (1)	Steel	170,163	170,163			170,163	170,163
Long steel (2)	Steel	235,595	235,595	218,614	217,538	454,209	453,133
Mining (3)	Mining	3,236,402	3,236,402			3,236,402	3,236,402
Cements (4)	Cement	468,870	468,870	34,835	34,822	503,705	503,692
Road logistics(5)	Logistics	613,911				613,911
Services(6)	Others	54,388	15,225			54,388	15,225
		4,779,329	4,126,255	253,449	252,360	5,032,778	4,378,615
(1)	Acquisition of CBL Group in 2011 and Metalgráfica Iguaçu in 2022 by Prada
(2)	Acquisition of Stahlwerk Thuringen GmbH (“SWT”) and Gallardo Sections in 2012 by CSN
(3)	Acquisition of Namisa in 2015 by CSN Mineração
(4)	Acquisition of Elizabeth Cimentos S.A. in 2021 and CSN Cimentos Brasil S.A in 2022 by CSN
(5)	Transaction related to the acquisition of participation in the Estrela Comércio e Participações S.A Group (see note 3)
(6)	Acquisition of CBSI in 2019 by CSN and Global Dot (see note 3).

The estimated average useful lives for the period are as follows (in years):

		Consolidated
	12/31/2025	12/31/2024
Software	8	8
Customer relationships	13	13

Accounting Policy

Intangible assets basically comprise assets acquired from third parties, including through a business combination. These assets are recorded at acquisition or formation cost and deducted from amortization calculated using the straight-line method based on the economic useful life of each asset, within the estimated exploration or recovery periods. The cost of intangible assets acquired as part of a business combination corresponds to fair value at the acquisition date.

Mineral exploration rights are classified as rights and licenses in the intangible asset group.

Intangible assets with indefinite useful lives are not amortized.

•	Goodwill

Goodwill is represented by the positive difference between the amount paid and/or payable for the acquisition of a business and the net amount of the fair value of the assets and liabilities acquired. The goodwill from business combinations is recorded as an intangible asset in the consolidated financial statements. In the individual balance sheet goodwill is included in investments. Gains from advantageous purchases are recorded as gain in profit or loss for the year on the acquisition date. Goodwill is tested annually to verify losses (impairment) or at any time whenever circumstances indicate a possible loss. Impairment losses recognized on goodwill are not reversed. Gains and losses from the disposal of a Cash-generating Unit (“CGU”) include the carrying amount of goodwill related to the CGU sold.

•        Trademarks and Patents

Acquired trademarks and patents are registered at historical cost. Whenever trademarks and patents arise from business combinations, they are initially recognized at fair value as of the acquisition date. Amortization of trademarks and patents with a defined useful life is calculated using the straight-line method over the estimated period of economic benefit.

•        Customer Portfolio

Customer relationships arising from business combinations are recognized as identifiable intangible assets (customer portfolio) at fair value as of the acquisition date. Amortization is calculated using the straight-line method based on estimated useful life.

•	Rights and Licenses

Rights and licenses are measured at acquisition cost whenever they are obtained independently. When they acquired as part of business combinations, rights and licenses are recognized as identifiable intangible assets at fair value as of the acquisition date. In the specific case of mining rights, amortization is appropriated under the method of units produced, which is based on the deposit’s economic depletion and the volume of estimated mineral reserves. These figures reflect the consumption pattern of future economic benefits. For remaining rights and licenses with a defined useful life, amortization is calculated using the straight-line method over the estimated period of economic benefit.

13.	IMPAIRMENT

a)	Impairment Test of Goodwill and Other Assets

The Company initially tests the recoverability of cash-generating units ("CGU’s") presenting indications of impairment and, later, performs an annual recoverability test at CGUs as well as on groups of CGUs to which goodwill is allocated. With regards to the Company's impairment tests, the recoverable value of each cash-generating unit ("CGU") was evaluated using the model’s fair value of an asset less costs of sale - Fair Value Less Cost of Disposal ("FVLCD") or value in use – Value in Use ("VIU") through discounted cash flow techniques. Recoverable value was classified under "level 3" in the fair value hierarchy, taking proposals and sales agreements into account, when applicable.

Cash flows were discounted using a discount rate, in real or nominal terms, after taxes that represent an estimate of the rate that a market participant would apply while considering the cash value over time and the specific risks of the asset. The Company used the Weighted Average Cost of Capital ("WACC") of its respective business segments as a starting point for determining discount rates, and adjustments are made to reflect the risk profile in which the CGUs individually operate.

As a matter of practice, the cash flows of the Company's CGU’s are prepared for a period of 10 years and are assumed to be perpetual from the 10th year onwards, without considering the actual growth rate, based on the past performance and future expectations for the performance of each of these businesses. In 2025, 41 years were used (42 years in 2024) for the Mining Sector, which is the mine’s estimated end of useful life. A term of 32 years (33 years in 2024), which is the end of the concession, was used for Logistics.

These expectations form the basis for using a 10-year or longer period, as in the case of Mining and Logistics CGU’s, and take into consideration (i) the operational launch of the Mining business expansion, which is in the detailed engineering phase with equipment acquisition to occur over the next 5 years, (ii) Cement, with significant limestone and gypsum deposit reserves and long-term contracts, especially for slag, both with useful life and terms exceeding 10 years, respectively, (iii) Logistics, the renewal of the concession contract, (iv) and Steel, in which new investments will be made over the next 2 years for improved operational efficiency through modernization of the Company’s industrial park.

Impairment Test of Steel Assets

(i)	Recoverability Test (Excluding Goodwill)

During the fiscal years ending December 31, 2025 and 2024, the Company did not identify changes in circumstances or any indications that could result in a reduction in the recoverable value of Steel CGU’s. However, it proceeded to carry out the annual impairment test of allocated goodwill, as shown below:

a.	Goodwill allocated to Packaging operations

	12/31/2025	12/31/2024
Accounting value with VUI	170,163	170,163
Cash flow period	2026 to 2035 + perpetuity	2025 to 2034 + perpetuity
gross margin	Gross margin update based on historical data, incorporation of business restructuring impacts and market trends
Update costs	Update of costs based on historical data of each product and incorporation of the impacts of the business restructuring
Perpetual growth rate	No growth	No growth
Discount rate, in real terms	9.42%	11.89%
Measurement of recoverable value	VIU	VIU
Projected price range R$ / t	Market-based data	Market-based data
Sensitivity of key assumptions	A 3.31% reduction in volume or a 0.48% reduction in price would result in the estimated recoverable amount being equal to the carrying amount of this CGU	A 2% reduction in volume or a 3% reduction in price would result in the estimated recoverable amount being equal to the carrying amount of this CGU
Test result	The recoverable amount of the asset is higher than its carrying amount, and no impairment loss is recognized

b.	Goodwill and Brands subject to an indefinite service life allocated to Long Steel operations – SWT

	12/31/2025	12/31/2024
Accounting value assets with VUI	454,209	453,133
Cash flow period	2026 to 2035 + perpetuity	2025 to 2034 + perpetuity
gross margin	Gross margin update based on historical data and market trends
Updatecosts	Updating costs based on historical data and market trends
Perpetual growth rate	No growth	No growth
Discount rate, in real terms	4.00%, in Euro	4.14%, in Euro
Measurement of recoverable value	VIU	VIU
Projected price range € / t	Market-based data	Market-based data
Sensitivity of key assumptions	A reduction of 23% in volume or 4.7% in price would result in the estimated recoverable amount being equal to the carrying amount of this CGU	A 24% reduction in volume or a 4% reduction in price would result in the estimated recoverable amount being equal to the carrying amount of this CGU
Test result	The recoverable amount of the asset is higher than its carrying amount, and no impairment loss is recognized

Impairment test of Mining assets

(ii)	Recoverability test (excluding goodwill):

During the fiscal years ended December 31, 2025, and 2024, the Company did not identify changes in circumstances or any indications that could result in a reduction in the recoverable value of Iron Ore and Tin CGU’s. However, it proceeded to carry out the annual impairment test of allocated goodwill, as shown below:

(iii)	Goodwill Allocated to Mining Operations

	12/31/2025	12/31/2024
Accounting value assets with VUI	3,236,402	3,236,402
Cash Flow Period (end of the mine's useful life)	2026 to 2066	2025 to 2066
gross margin	Reflects cost projection based on the progress of the mining plan as well as project startup and operational ramp-up. Prices and exchange rates projected according to sector reports
Update costs	Update of costs based on historical data, advancement of the mining plan as well as startup and ramp-up of projects
Perpetual growth rate	Without perpetuity	Without perpetuity
Discount rate, in real terms	8.69%	11.10%
Measurement of recoverable value	FVLCD	FVLCD
Projected price range R$ / t	Market-based data	Market-based data
Sensitivity of key assumptions	A 23% reduction in volume or an 11% reduction in price would result in the estimated recoverable amount being equal to the carrying amount of this CGU	A 20% reduction in volume or a 9% reduction in price would result in the estimated recoverable amount being equal to the carrying amount of this CGU
Test result	The recoverable amount of the asset is higher than its carrying amount, and no impairment loss is recognized

Impairment test of Cement assets

(i)	Recoverability test (excluding goodwill):

During the fiscal years ended December 31, 2025, and 2024, the Company did not identify changes in circumstances or any indications that could result in a reduction in the recoverable value of Cement CGU’s. However, it proceeded to carry out the annual impairment test of allocated goodwill, as shown below:

(ii)	Goodwill and Brands subject to an indefinite service life allocated to Cement operations

	12/31/2025	12/31/2024
Accounting value assets with VUI	503,692	503,692
Cash flow period	2026 to 2035 + perpetuity	2025 to 2034 + perpetuity
gross margin	Gross margin update based on historical data and market trends
Updatecosts	Costs based on historical data and market trends
Perpetual growth rate	Growth in line with inflation	Growth in line with inflation
Discount rate, in nominal terms	11.80%	12.95%
Measurement of recoverable value	VIU	VIU
Projected price range R$ / t	Market-based data	Market-based data
Sensitivity of key assumptions	A reduction of 36.97% in volume or 13% in price would result in the estimated recoverable amount being equal to the carrying amount of this CGU	A 27% reduction in volume or 13% in price would result in the estimated recoverable amount being equal to the carrying amount of this CGU
Test result	The recoverable amount of the asset is higher than its carrying amount, and no impairment loss is recognized

Impairment test of Logistics assets

(i)	Recoverability test (excluding goodwill)

During the fiscal years ending December 31, 2025, and 2024, the Company did not identify changes in circumstances or any indications that could result in a reduction in the recoverable value of Logistics CGU’s. However, it proceeded to carry out the annual impairment test of allocated goodwill, as shown below:

(ii)	Goodwill allocated to Logistics operations

On April 1, 2025, the Company completed the acquisition of 70% of Grupo Estrela’s share capital as disclosed in note 3 – Business Combination. As of the financial statements’ base date, the purchase price allocation report (PPA) is under preparation, the reason for which amounts are attributed to identifiable assets acquired, liabilities assumed and goodwill were provisionally recognized in accordance with the accounting standards applicable to business combinations.

Recognized provisional goodwill of $613,911 was fully allocated to the Logistics Cash-generating Unit (CGU) – Grupo Estrela, which, as of this date, represents the smallest identifiable group of assets capable of generating cash inflows largely independent of the Company's remaining operating facilities.

Considering that the measurement of goodwill continues to be provisional and subject to adjustments arising from the conclusion of the PPA, the Company did not carry out the annual impairment test of this goodwill amount. A test will be carried out once the definitive allocation of the purchase price is finalized or if there are indications of impairment loss.

Impairment test of Energy assets

(i)	Recoverability test (excluding goodwill)

During the fiscal years ending December 31, 2025, and 2024, the Company did not identify changes in circumstances or any indications that may result in a reduction in the recoverable value of Energy CGU’s.

Impairment test of remaining assets - Services

(ii)	Recoverability test (excluding goodwill)

During the fiscal years ended December 31, 2025, and 2024, the Company did not identify changes in circumstances or any indications that could result in a reduction in the recoverable value of Service CGU’s.

a.	Goodwill allocated to CBSI

	12/31/2025	12/31/2024
Accounting value assets with VUI	15,225	15,225
Cash flow period	2026 to 2035 + perpetuity	2025 to 2034 + perpetuity
gross margin	Gross margin update based on historical data and market trends
Update costs	Updating costs based on historical data and market trends
Perpetual growth rate	No growth	No growth
Discount rate, in real terms	9.42%	11.89%
Measurement of recoverable value	VIU	VIU
Projected price range R$ / t	Market-based data	Market-based data
Sensitivity of key assumptions	A 2.13% decrease in revenue would result in the estimated recoverable amount being equal to the carrying amount of this CGU	A 10% reduction in revenue would result in the estimated recoverable amount being equal to the carrying amount of this CGU
Test result	The recoverable amount of the asset is higher than its carrying amount, and no impairment loss is recognized

a.	Goodwill allocated to Global Dot

On December 5, 2025, the Company completed the acquisition of Global Dot as disclosed in note 3 – Business Combination. As of the financial statement’s base date, the purchase price allocation report (PPA) is under preparation, the reason for which amounts are attributed to identifiable assets acquired, liabilities assumed and goodwill were provisionally recognized in the amount of R$39,163 in accordance with the accounting standards applicable to business combinations.

Recognized provisional goodwill was fully allocated to Global Dot, which, as of this date, represents the smallest identifiable group of assets capable of generating cash inflows largely independent of the Company's remaining operating facilities.

Considering that the measurement of goodwill continues to provisional and subject to adjustments arising from the conclusion of the PPA, the Company did not carry out the annual impairment test of this goodwill amount. A test will be carried out once the definitive allocation of the purchase price is finalized or if there are indications of impairment loss.

a)	Investment Impairment Test

Recoverable Amount Measurement – TLSA

	12/31/2025	12/31/2024
Accounting Value - Equity	3,575,588	1,796,451
Cash flow period	2025 to 2057 (end of concession)	2025 to 2057 (end of concession)
gross margin	Estimated based on a market study for cargo capture and operational costs according to market trend studies
Cost estimate	Costs based on studies and market trends, as well as simulations in which costs of diesel (principal operating cost) was calculated
Perpetual growth rate	No growth rate was considered due to the projected model until the end of the concession in 2057
Discount rate, in real terms	It ranges from 5.51% to 7.23%	Varies from between 5.56% and 6.68%
Measurement of recoverable value	VIU
Projected price range for rail transport	Market-based data
Sensitivity of key assumptions:	A 9.20% reduction in sales volume would result in the estimated recoverable amount being equal to the carrying amount of this asset	An 18% reduction in sales volume would result in the estimated recoverable amount being equal to the carrying amount of this asset
Test result	The recoverable amount of the investment is higher than its carrying amounts, and no impairment loss is recognized

In addition, CSN, as an investor, tested the recoverability of its investment in TLSA based on TLSA's ability to pay dividends, a methodology known as the Dividend Discount Model (DDM), to recover the capital invested by its shareholders. To perform this test, certain factors were considered, such as:

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

Due to the sharing of investor risks and the fact that the asset being tested represents the cash-generating unit itself, which is equal to the legal entity, the risk determined by CSN's Management was identical to that applied by TLSA when evaluating the investment of its own assets. As a result, there was no additional risk factor required for the model.

Accounting Policy

Impairment of Non-Financial Assets

Non-financial assets are analyzed for impairment whenever relevant occurrences or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverable value is determined for an individual asset unless the asset in question does not generate cash inflows that are largely independent of remaining assets or groups of assets. Whenever the book value of an asset or a CGU exceeds its recoverable value, the asset is considered impaired and reduced to its recoverable value, and an impairment loss is recognized in the amount corresponding to the excess of the book value over the recoverable value, which is defined as the greater of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

Impairment losses are recognized in the income statement under the section other operating expenses, reversals are allocated to other operating revenue.

FVLCD is normally measured based on the present value of estimated cash flows – Discounted Cash Flows (“DCF”) arising from the continued use of the asset from the perspective of a market participant, including any prospects for expansion. The VIU is measured through the DCF expected based on continuous use of the asset under its current conditions, without taking future developments into account. These two premises are different from those used in the fair value calculation, as a result, the VIU calculation will likely offer a different result from the FVLCD calculation.

Goodwill and other intangible assets with indefinite useful lives are not subject to amortization and an annual impairment test is performed a minimum annual on December 31, as well as whenever there are indications that their carrying amount may not be recoverable.

Any impairment losses recognized as goodwill are not reversible in subsequent periods.

For impairment assessment purposes, assets are grouped at the lowest levels at which there are separately identifiable incoming cash flows (Cash-generating Unit – “CGU”). For this test, goodwill is allocated to the CGUs or to the group of CGUs that should benefit from the Business Combination from which the goodwill originated, which is identified according to the operating segment.

With regard to non-financial assets, except goodwill, the Company assesses at each balance sheet date whether there are indications that previously recognized impairment losses have ceased to exist or have been reduced. Once such evidence is identified, the recoverable value of the asset or the respective CGU is estimated.

The reversal of impairment loss is only recognized when there is a change in the assumptions used to determine the recoverable amount since the most recent recognition of loss. This reversal is limited to the amount that does not increase the asset’s carrying amount in excess its recoverable value, nor above the carrying amount that would have been calculated, net of depreciation or amortization, if an impairment loss had not been recognized in previous years. Reversals are recorded in the income statement under Other Operating Revenues.

Fair-value Impairment Test of Investments

Investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized as the amount at which the carrying amount of the asset exceeds its recoverable amount.

Management's Estimates and Judgments

The impairment test in goodwill and intangible assets with indefinite useful lives include assets at these cash-generating units in addition to the balance of remaining intangible assets. This test is carried out by comparing book balances with the recoverable value of these facilities, which is determined based on past experience in making reliable and accurate forecasts for periods longer than 5 years, based on projections of discounted cash flows projected for the coming years and budgets approved by Management, as well as on the use of assumptions and judgments related, but not limited to (i) growth rate, (ii) costs and expenses, (iii) discount rate, (iv) working capital and investment (“Capex”) future, (v) reserves and mineral resources measured by internal specialists, (vi) useful life of the cash-generating units (relationship between production and mineral reserves or the term of the concession), as well as observable macroeconomic assumptions on the market. Additionally, Steel, Cements, Packaging, Energy, Logistics and Ores are essential inputs, which also justify the use of longer periods to prepare the corresponding projections.

These assumptions are subject to future risks and uncertainties, which may result in significant changes in the Company's projections. The methodologies and approaches adopted in preparing these analyses can be improved over time. As a result, any changes in these factors may impact the recoverable value of assets.

14.	BORROWINGS AND FINANCING

The balance of borrowings and financing that are recorded at amortized cost are as follows:

				Consolidated
	Current Liabilities		Non-current Liabilities
	12/31/2025	12/31/2024	12/31/2025	12/31/2024

Foreign Debt
Floating Rates in USD
Prepayment	3,236,980	2,331,452	5,601,328	7,585,516
Fixed Rates in USD
Bonds, Facility and ACC	4,034,971	2,804,036	20,152,704	24,162,280
Fixed interest in EUR
Facility	637,083	657,980	234,411	305,556
	7,909,034	5,793,468	25,988,443	32,053,352

Debt agreements in BRL
Floating Rate Securities
BNDES/FINAME/FINEP, Debentures, CRI and NCE	2,613,940	3,109,090	17,081,203	16,602,668
	2,613,940	3,109,090	17,081,203	16,602,668
Total Borrowings and Financing	10,522,974	8,902,558	43,069,646	48,656,020
Transaction Costs and Issue Premiums	(94,415)	(80,879)	(573,658)	(563,078)
Total Borrowings and Financing + Transaction cost	10,428,559	8,821,679	42,495,988	48,092,942

14.a)	Changes in Borrowings and Financing

The following table shows the reconciliation of the book value at the beginning and end of the year:

			Consolidated
	Ref.	12/31/2025	12/31/2024
Opening balance		56,914,621	44,859,075
New debts		11,121,708	10,180,554
Repayment		(11,717,772)	(6,927,383)
Payments of charges		(4,267,926)	(4,052,226)
Accrued charges	30	4,314,121	4,230,413
Acquisition of stakes in subsidiaries	3	641,574
Iron ore prepayment (1)		66,717
Amortization of iron ore prepayments (1)		(66,717)
Other (2)		(4,081,779)	8,624,188
Closing balance		52,924,547	56,914,621
(1)	They refer to iron ore prepayment bonds that were initially recognized as advances from customers, as they refer to a future obligation to deliver the product. However, given the impossibility of delivering the product during the period and the need for a cash settlement, this obligation came to be characterized as a monetary item and was reclassified as financial liability. These amounts were fully settled for the period.
(2)	Amounts include unrealized changes in exchange rate and inflation, as well as costs of capital raising.

In 2025, the Company entered into new debt agreements and amortized borrowings and financing as shown below:

				Consolidated
				12/31/2025
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	2,490,399	2027	(2,207,681)	(611,401)
Bonds, Foreign Exchange Contract and Facility	5,024,598	2026 to 2028	(5,164,712)	(1,569,845)
BNDES/FINAME/FINEP, Debentures, CRI and NCE	3,606,711	2026 to 2042	(4,345,379)	(2,086,680)
	11,121,708		(11,717,772)	(4,267,926)

				Consolidated
				12/31/2024
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	1,368,163	2027	(910,098)	(601,576)
Bonds, ACC, CCE and Facility	5,764,390	2024 to 2027	(3,895,219)	(1,545,960)
BNDES/FINAME/FINEP, debentures, NCE, Facility and CCB	3,048,001	2024 to 2029	(2,122,066)	(1,904,690)
	10,180,554		(6,927,383)	(4,052,226)

14.b)	Maturities of Debts Presented in Current and Non-Current Liabilities

			Consolidated
			12/31/2025
	In foreign currency	In national currency	Total
Average rate	US$ 6.42% € 3.53%	R$ 16.1%
2026	7,909,035	2,613,938	10,522,973
2027	3,890,494	3,915,457	7,805,951
2028	8,891,443	2,509,911	11,401,354
2029	564,742	1,909,546	2,474,288
2030	4,319,384	1,632,412	5,951,796
2031	5,144,744	1,460,420	6,605,164
After 2031	3,177,635	5,653,459	8,831,094
	33,897,477	19,695,143	53,592,620

			Consolidated
			12/31/2024
	In foreign currency	In national currency	Total
Average rate	US$ 6.63% € 4.13%	R$ 14.17%
2025	5,793,468	3,109,090	8,902,558
2026	3,743,647	2,451,482	6,195,129
2027	3,092,488	3,960,658	7,053,146
2028	9,587,952	2,129,007	11,716,959
2029	661,132	1,088,655	1,749,787
2030 to 2032	14,522,803	4,087,733	18,610,536
After 2032	445,330	2,885,133	3,330,463
	37,846,820	19,711,758	57,558,578

•      Covenants

The Company's debt contracts provide for compliance with certain non-financial obligations, as well as maintenance of specific performance parameters and indicators, such as the disclosure of audited financial statements according to regulatory deadlines or having early maturity declared if the net debt to EBITDA indicator reaches the levels specified in these contracts.

As of the present date, the Company is compliant with the financial and non-financial obligations (covenants) of its current contracts.

Accounting Policy

Loans and borrowings are initially recognized at fair value, net of transaction cost and subsequently measured at amortized cost and restated using effective interest methods and charges. Interest, commissions, and any financial charges are recorded on an accrual basis, that is, in accordance with the time elapsed.

15.	FINANCIAL INSTRUMENTS

15.a)	Identification and valuation of financial instruments

The Company may operate with several financial instruments, with an emphasis on cash and cash equivalents, including financial investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowings and financing. Additionally, the Company may also operate with derivative financial instruments, such as swap of exchange or interest and commodities derivatives.

Given the nature of these instruments, fair value is essentially determined using observable quotations in active markets, particularly B3 S.A. – Brasil, Bolsa, Balcão. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in the short term. Considering the terms and characteristics of these instruments, the carrying amounts approximate the fair values.

•	Classification of financial instruments

								Consolidated
					12/31/2025			12/31/2024
	Ref.	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4			14,421,022	14,421,022		23,310,197	23,310,197
Financial investments	5		372,397	270,318	642,715	860,591	50,787	911,378
Trade receivables	6		66,464	2,330,569	2,397,033	181,262	2,719,736	2,900,998
Dividends and interest on equity	9			76,026	76,026		201,436	201,436
Derivative financial instruments	9		494		494	152,967		152,967
Receivables - Usiminas Shares	9			192,911	192,911
Other receivables				2,377	2,377
Trading securities	9		2,598		2,598	2,947		2,947
Loans - related parties	24.b			4,147	4,147		5,315	5,315
Total			441,953	17,297,370	17,739,323	1,197,767	26,287,471	27,485,238

Non-current
Financial investments	5			25,257	25,257		169,977	169,977
Receivables - Usiminas Shares	9			150,578	150,578
Other trade receivables				19,759	19,759		1,888	1,888
Eletrobrás compulsory loan	9			3,787	3,787		51,012	51,012
Receivables by indemnity	9			779,827	779,827		790,914	790,914
Loans - related parties	24.b			2,137,882	2,137,882		1,903,028	1,903,028
Total				3,117,090	3,117,090		2,916,819	2,916,819

Total Assets			441,953	20,414,460	20,856,413	1,197,767	29,204,290	30,402,057

Liabilities
Current
Borrowings and financing	14			10,522,974	10,522,974		8,902,558	8,902,558
Lease liabilities	16			238,702	238,702		206,323	206,323
Trade payables	17			7,162,929	7,162,929		7,030,734	7,030,734
Trade payables - Forfaiting	17.a			2,905,018	2,905,018		2,902,593	2,902,593
Dividends and interest on capital	19			358,040	358,040		61,965	61,965
Derivative transactions	19	67,304			67,304
Concessions to be paid	19			13,350	13,350		12,555	12,555
Total		67,304		21,201,013	21,268,317		19,116,728	19,116,728

Non-current
Borrowings and financing	14			43,069,646	43,069,646		48,656,020	48,656,020
Lease liabilities	16			855,037	855,037		633,982	633,982
Trade payables	17			66,807	66,807		43,263	43,263
Derivative transactions	19		153,507		153,507	157,857		157,857
Concessions to be paid	19			78,419	78,419		78,728	78,728
Total			153,507	44,069,909	44,223,416	157,857	49,411,993	49,569,850
Total Liabilities		67,304	153,507	65,270,922	65,491,733	157,857	68,528,721	68,686,578

•	Fair Value Measurement

The following table shows the financial instruments recorded at fair value through profit or loss, classifying them according to the fair value hierarchy:

Consolidated			12/31/2025			12/31/2024
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	372,397		372,397	860,591		860,591
Trade receivables, net	66,464		66,464	181,262		181,262
Derivative transactions		494	494		152,967	152,967
Trading securities	2,598		2,598	2,947		2,947
Total Assets	441,459	494	441,953	1,044,800	152,967	1,197,767
Liabilities
Current
Derivative financial instruments		67,304	67,304
Non-current
Derivative transactions		153,507	153,507		157,857	157,857
Total Liabilities		220,811	220,811		157,857	157,857

Level 1 - Data prices are quoted in an active market for items identical to the assets and liabilities being measured.

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

Level 3 - There are no assets and liabilities classified as level 3.

15.b)	Financial Risk Management

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

The Company is exposed to exchange rates, interest rates, market prices and liquidity risks.

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

The consolidated net exposure as is shown below:

	12/31/2025	12/31/2024
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in US$’000)
Cash and cash equivalents overseas	895,337	1,951,025
Trade receivables	212,372	58,296
Financial investments	388,705	270,038
Borrowings and financing	(6,002,208)	(5,983,492)
Trade payables	(248,790)	(284,843)
Others	(14,528)	(37,185)
Natural Gross Foreign Exchange Exposure (assets - liabilities)	(4,769,112)	(4,026,161)
Derivative transactions (*)	4,396,413	5,098,257
Net foreign exchange exposure	(372,699)	1,072,096
(*)	Total notional value of derivative and non-derivative financial instruments used for exchange risk management.

The Company uses Hedge Accounting as a strategy, as well as derivative financial instruments to protect future cash flow.

Sensitivity Analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company evaluated two different scenarios for the analysis of the exchange rate impact: Scenario 1 projects a horizon of increased currency volatility, and Scenario 2 predicts a horizon of currency appreciation. The calculation is based on the closing exchange rate on December 31, 2025, using assumptions based on a variance calculation that considers both historical exchange rate fluctuations and management's projections.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				12/31/2025				12/31/2024
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.5024	5.2006	5.7964	5.0436	6.1923	5.7779	6.2560	5.0799

The effects on the result, considering scenarios 1 and 2, are shown below:

					12/31/2025
Instruments	Notional amount	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
Cash and cash equivalents overseas	895,337	Dollar	(270,213)	263,229	(410,781)
Trade receivables	212,372	Dollar	(64,094)	62,437	(97,436)
Financial investments	388,705	Dollar	(117,311)	114,279	(178,338)
Borrowings and financing	(6,002,208)	Dollar	1,811,466	(1,764,649)	2,753,813
Trade payables	(248,790)	Dollar	75,085	(73,144)	114,145
Others	(14,528)	Dollar	4,385	(4,271)	6,665
Derivative financial instruments	4,396,413	Dollar	(1,326,838)	1,292,545	(2,017,074)
Impact on profit or loss			112,480	(109,574)	170,994

(*)	The probable scenarios were calculated considering the following variations for the risks: Real x Dollar - Valuation of the real by 5.48%. Source: Central Bank of Brazil on February 20, 2026.

FS-56

					12/31/2024
Instruments	Notional amount	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
Cash and cash equivalents overseas	1,951,025	Dollar	(139,931)	19,862	(427,219)
Trade receivables	58,296	Dollar	(4,181)	593	(12,765)
Financial investments	270,038	Dollar	(19,368)	2,749	(59,131)
Borrowings and financing	(5,983,492)	Dollar	429,145	(60,913)	1,310,215
Trade payables	(284,843)	Dollar	20,429	(2,900)	62,373
Others	(37,185)	Dollar	2,667	(379)	8,142
Derivative financial instruments	5,098,257	Dollar	(365,655)	51,902	(1,116,374)
Impact on profit or loss			(76,894)	10,914	(234,759)

ii)	Interest Rate Risk

This risk stems from financial investments, loans, and financing and debentures in short and long terms linked to pre-fixed and post-fixed interest rates of CDI, TJLP and SOFR, exposing these financial assets and liabilities to interest rate fluctuations as demonstrated in the sensitivity analysis chart below.

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

Sensitivity Analysis of Interest Rate Changes

Below, we present the sensitivity analysis to risks related to interest rates. The Company considered two different scenarios to assess the impact of variations in these rates: Scenario 1 predicts a horizon of rising interest rates, and Scenario 2 projects a reduction horizon. The closing rates at December 31, 2025 were used as a reference for the calculation, based on a dispersion model that considers not only historical interest rate fluctuations but also detailed management projections.

This approach allows a comprehensive and precise assessment of potential economic impacts arising from interest rate fluctuations.

			Consolidated			Consolidated
			12/31/2025			12/31/2024
Interest	Probable scenario	Scenario 1	Scenario 2	Probable scenario	Scenario 1	Scenario 2
CDI	14.90%	17.69%	12.97%	12.15%	13.72%	10.56%
TJLP	9.07%	9.22%	6.18%	7.43%	8.11%	6.72%
IPCA	4.26%	4.76%	3.96%	4.83%	5.60%	4.27%
SOFR 6M	3.57%	4.70%	3.26%	4.25%	5.31%	0.51%
SOFR	3.87%	5.54%	3.64%	4.49%	5.28%	0.30%
EURIBOR 3M	2.03%	4.31%	1.95%	2.71%	4.22%	1.73%
EURIBOR 6M	2.11%	4.38%	2.02%	2.57%	4.19%	2.27%

The effects on balances in reals related to assets and liabilities linked to interest rates, considering scenarios 1 and 2, are demonstrated below:

				Impact on balances on 12/31/2025
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	14.90%	5,509,312	(16,397,776)	(1,622,381)	(1,926,578)	(1,412,668)
TJLP	9.07%		(824,228)	(74,757)	(75,994)	(50,901)
IPCA	4.26%		(1,286,852)	(54,820)	(61,224)	(50,899)
SOFR 6M	3.57%		(5,059,304)	(180,829)	(237,992)	(165,118)
SOFR	3.87%		(472,461)	(18,284)	(26,170)	(17,192)
EURIBOR 3M	2.03%		(849,153)	(17,255)	(36,571)	(16,517)
EURIBOR 6M	2.11%		(22,592)	(476)	(989)	(456)
Impact on profit or loss				(1,968,802)	(2,365,518)	(1,713,751)
(*)	The sensitivity analysis is based on the premise of maintaining as a probable scenario the market values as of December 31, 2025 recorded in the Company's assets and liabilities.

				Impact on balances on 12/31/2024
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	12.15%	9,268,751	(11,116,328)	(224,481)	(253,426)	(195,057)
TJLP	7.43%		(775,705)	(57,635)	(62,871)	(52,115)
IPCA	4.83%		(18,703)	(903)	(1,047)	(799)
SOFR 6M	4.25%		(4,411,472)	(187,488)	(234,120)	(22,423)
SOFR	4.49%		(3,992,233)	(179,251)	(210,660)	(12,141)
EURIBOR 3M	2.71%		(289,634)	(7,861)	(12,214)	(5,017)
EURIBOR 6M	2.57%		(19,550)	(502)	(819)	(445)
				(658,121)	(775,157)	(287,997)

iii)	Market Price Risk

The Company is also exposed to market risks related to the volatility of commodities and input prices. In line with its risk management policy, risk mitigation strategies involving commodities may be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward, futures, and options transactions.

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

The table below presents the profit or loss of the derivative instrument up to December 31, 2025:

				12/31/2025	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
		Appreciation (R$)		Fair value (market)	Other operating income expenses		Other comprehensive income		Financial income and expenses (note 30)
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
01/01/2024 to 06/30/2024 (Settled)	Platts					452,906				19,446
03/01/2025 to 11/30/2025 (Settled)	Platts				93,419				(180)
12/01/2025 to 12/31/2025 (1)	Platts	1,800,454	(1,837,234)	(36,780)	(36,162)				(618)
01/01/2026 to 01/31/2026	Platts	1,181,900	(1,203,692)	(21,792)			(21,361)		(431)
02/01/2026 to 02/28/2026	Platts	529,067	(536,151)	(7,084)			(6,961)		(123)
03/01/2026 to 03/31/2026	Platts	229,249	(230,947)	(1,698)			(1,705)		7
04/01/2026 to 04/30/2026	Platts	28,791	(28,741)	50			50		(1)
		3,769,461	(3,836,765)	(67,304)	57,257	452,906	(29,977)		(1,346)	19,446
(1)	This transaction matured on December 31, 2025, and was settled in early January 2026.

The reconciliation of the amounts related to cash flow hedge accounting - "Platts" index recorded in equity as of December 31, 2025, is demonstrated as follows:

	12/31/2024	Movement	Realization	12/31/2025
Cash flow hedge–“Platts”		27,280	(57,257)	(29,977)
Income tax and social contribution on cash flow hedge		(9,275)	19,467	10,192
Fair Value of cash flow hedge - Platts, net		18,005	(37,790)	(19,785)

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

The table below presents the summary of hedging relationships as of December 31, 2025:

									12/31/2025
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortized part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(965,961)	(163,673)	(654,690)
01/10/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 to November 2025 until December 2050	4.0745	1,416,000	(1,416,000)	(75,717)	(1,214,600)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000			(1,296,000)
06/06/2024	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2024 - February 2025	5.2700	30,000	(30,000)	(17,961)
06/01/2022	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,000	(360,000)	(130,497)	(607,198)
12/01/2022	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2031	5.0360	490,000	(37,000)		(211,279)
12/01/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - December 2025	5.2565	100,000	(100,000)	(24,590)
05/16/2024	Export Prepayments in US$ with third parties, ACC and Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	September 2024 - March 2035	5.1270	1,202,000	(248,400)	(71,590)	(357,981)
06/25/2024	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2024 - February 2025	5.4405	10,000	(10,000)	(2,853)
06/01/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640	(260,060)	(81,905)	(478,472)
12/01/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2027	5.0360	70,000			(32,559)
05/16/2024	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2025 - March 2035	5.1270	208,717	(81,686)	(5,039)	(47,687)
Total recognized in the consolidated						7,893,118	(3,509,107)	(573,825)	(4,900,466)

The net balance of the amounts designated and already amortized in US dollars totals US$ 4,384,011 (US$ 2,877,563 as of December 31, 2024).

In the hedge relationships described above, the values of the debt instruments were fully designated for equivalent portions of iron ore exports.

As of December 31, 2025, the hedge relationships established by the Company were effective, according to the prospective and retrospective tests performed. Thus, no reversal due to ineffectiveness of cash flow hedge accounting was recorded.

c) Net Investment Hedge in Foreign Subsidiaries

The information related to the net investment hedge did not change in relation to that disclosed in the Company's financial statements as of December 31, 2024. The balance recorded as of December 31, 2025, and December 31, 2024, is R$ 6,292,800.

d) Hedge Accounting Transactions

The reconciliation of values related to cash flow hedge accounting recorded in equity as of December 31, 2025, is demonstrated as follows:

				Consolidated
	12/31/2024	Movement	Realization	12/31/2025
Cash flow hedge	(8,970,450)	3,496,160	573,825	(4,900,465)
Income tax and social contribution on cash flow hedge	3,049,954	(1,188,694)	(195,100)	1,666,160
Fair Value of cash flow accounting, net taxes	(5,920,496)	2,307,466	378,725	(3,234,305)

iv)	Credit Risk

The exposure to credit risks of financial institutions observes the parameters established in financial policy. The Company's practice is the detailed analysis of the equity and financial situation of its customers and suppliers, the establishment of a credit limit and the permanent monitoring of its outstanding balance.

Regarding financial investments, the Company only makes investments in institutions with low credit risk assessed by credit rating agencies. Since part of the resources is invested in repurchase agreements that are backed by Brazilian government securities, there is also exposure to the credit risk of the Brazilian State.

Regarding credit risk exposure in trade and other receivables, the Company has a credit risk committee where each new customer is individually analyzed for their financial condition before credit limits and payment terms are granted. This is periodically reviewed according to the procedures specific to each business area.

v)	Liquidity Risk

It is a risk that the Company may not have sufficient net funds to honor its financial commitments as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. The payment schedules for long-term installments of borrowings, financing and debentures are shown in note 14.

The following are the contractual maturities of financial liabilities including interest:

						Consolidated
At December 31, 2025	Ref.	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowing and financing	14.b	10,522,974	14,615,628	12,949,869	15,504,149	53,592,620
Lease liabilities	16	238,702	317,504	132,888	404,645	1,093,739
Derivative financial instruments	19				153,507	153,507
Trade payables	17	7,162,929	63,214	3,203	390	7,229,736
Trade payables - Forfaiting	17.a	2,905,018				2,905,018
Dividends and interest on capital	19	125,062				125,062
Concessions to be paid	19	13,350	13,350	40,050	25,019	91,769
		20,968,035	15,009,696	13,126,010	16,087,710	65,191,451

Fair Values of Assets and Liabilities in Relation to the Book Value

Assets and liabilities measured at fair value through profit or loss are recognized under financial results. However, when designated for hedge accounting operations, fair value adjustments are recorded under other comprehensive income up until the moment they are realized, when they are then recorded under other operating income (expenses), according to the nature of the operation.

The amounts are recorded in the financial statements at their book value, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except for the amounts below.

The estimated fair value for certain consolidated long-term loans and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		12/31/2025		12/31/2024
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes (*)	19,728,321	16,958,019	22,204,604	19,584,985
(*)	Source: Bloomberg

15.c)	Derivative Financial Instruments Portfolio Position

Position of the derivative financial instrument’s portfolio

Foreign Exchange Swap CDI x Dollar

In October 2023, the Company entered into a new swap agreement with the purpose of mitigating the risk associated with an External Credit Note (NCE) acquired during the same period, whose maturity is scheduled for October 2028, and which has a principal amount of R$680,000.

In January 2025, the Company entered into a new swap agreement with the purpose of mitigating the risk associated with an External Credit Note (NCE) acquired during the same period, whose maturity is scheduled for January 2028, and which has a principal amount of US$50,000.

Real x Dollar Foreign Exchange Swap

The Subsidiary CSN Cimentos Brasil, after receiving foreign currency loan in the amount of US$115,000, contracted derivative instruments to hedge again foreign exchange exposure to the dollar. This transaction was settled in June 2025.

On July 2024, CSN Cimentos Brasil, again, after obtaining a foreign currency loan in the amount of US$50,000, contracted derivative operations to hedge its exposure to the dollar, maturing in July 2027.

Interest Swap CDI x IPCA

CSN Mineração, CSN Cimentos Brasil and CSN issued debentures during the years 2021, 2022 and 2023, respectively, and contracted derivative operations to protect their exposure to IPCA. The CSN Mineração contracts have staggered maturities between 2031 and 2037, the CSN Cimentos contracts mature in 2038, and CSN's between 2030 and 2038.

Below is the position of the derivatives:

								Consolidated
							12/31/2025	12/31/2024
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) (note 30)
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap
Exchange rate swap Dollar x Real - CSN Cimentos Brasil	Settled	Dollar	115,000				(92,552)	58,392
Dollar x Real swap - CSN Cimentos Brasil	2027	Dollar	50,000	296,793	(312,436)	(15,643)	(88,120)
Exchange rate swap CDI x Dollar - CSN	2028	Real	680,000	729,534	(788,851)	(59,318)	142,762	(146,529)
Exchange rate swap Dollar x Real - CSN	2028	Dollar	295,000	296,787	(354,589)	(57,802)	(57,802)	129,972
Exchange rate swap Dollar x CDI - Grupo Estrela	2027	Real	311,971	214,896	(235,146)	(20,250)	(53,029)
Total Exchange rate Swap				1,538,010	(1,691,023)	(153,013)	(148,741)	41,835
Interest rate swap
Interest rate (Debentures) CDI x IPCA - CSN	2030 to 2039	Real	2,012,358	2,143,849	(2,195,014)	(51,165)	(28,375)	(211,994)
Interest rate (Debentures) CDI x IPCA - CSN Mineração	2031 to 2037	Real	2,400,000	2,748,344	(2,769,908)	(21,564)	(25,339)	(406,992)
Interest rate (Debentures) CDI x IPCA - CSN Cimentos Brasil	2032	Real	1,200,000	1,399,848	(1,327,719)	72,129	(16,048)	(172,951)
Total interest rate (Debentures) CDI x IPCA				6,292,041	(6,292,641)	(600)	(69,762)	(791,937)

				7,830,051	(7,983,664)	(153,613)	(218,503)	(750,102)

Classification of Derivatives in the Balance Sheet and Income Statement

						12/31/2025	12/31/2024	12/31/2025	12/31/2024
Instruments	Assets		Liabilities			Other comprehensive income		Financial income (expenses), net (note 30)
	Current	Total	Current	Non-current	Total
Iron ore derivative			(67,304)		(67,304)	(29,976)		(1,346)	19,446
Exchange rate swap CDI x Dollar	494	494		(137,864)	(137,864)			31,931	(146,528)
Exchange rate swap CDI x IPCA (1)				(600)	(600)			(69,762)	(791,938)
Dollar x Real swap				(15,643)	(15,643)			(180,672)	188,364
	494	494	(67,304)	(154,107)	(221,411)	(29,976)		(219,849)	(730,656)
(1)	The SWAP CDI x IPCA derivative instruments are fully classified in the borrowings and financing group, since they are linked to debentures with the purpose of protecting against IPCA exposure.

15.d)	Investments in Securities Measured at Fair Value through Profit or Loss

The Company holds common shares (USIM3), preferred shares (USIM5) of Usiminas Siderúrgica de Minas Gerais S.A. ("Usiminas").

Usiminas shares are classified as current assets in financial investments and at fair value, based on the market price quotation B3.

According to the Company's policy, gains and losses resulting from changes in stock prices are recorded directly in the income statement under financial income for shares classified as financial investments and under other operating income and expenses for shares classified as investments.

vi)	Stock Market Price Risks

Class of shares	12/31/2025				12/31/2024				12/31/2025	12/31/2024
	Quantity	Interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss (note 30)
USIM3	35,192,508	4.99%	5.96	209,747	106,620,851	15.12%	5.32	567,222	(43,728)	(413,689)
USIM5	27,336,117	4.99%	5.95	162,650	55,144,456	10.07%	5.32	293,369	(13,834)	(218,923)
				372,397				860,591	(57,562)	(632,612)

The Company is exposed to the risk of changes in the stock price due to the investments measured at fair value through profit or loss that have their quotations based on the market price on the B3.

Sensitivity Analysis for Stock Price Risks

We present below the sensitivity analysis for the risks related to stock price variation. The Company evaluated two distinct scenarios for the impact of price fluctuations: Scenario 1 (extreme optimistic) forecasts a horizon of price appreciation, and Scenario 2 (extreme pessimistic) considers a horizon of deterioration in price volatility. This calculation was based on the closing price of the shares on December 31, 2025, using assumptions based on both the dispersion of historical variations in prices and projections prepared by Management.

The effects on the profit or loss, considering the probable scenarios, 1 and 2, are shown below:

					12/31/2025
Class of shares	Quantity	Share price on 12/31/2025	Closing Balance	Extreme Optimistic Scenario (1)	Extreme Pessimistic Scenario (2)

USIM3	35,192,508	5.96	209,747	20,201	(75,342)
USIM5	27,336,117	5.95	162,650	15,665	(58,308)
			372,397	35,866	(133,650)

15.e)	Capital Management

The Company seeks to optimize its capital structure with the purpose of reducing its financial costs and maximizing returns to its shareholders. The following chart demonstrates the evolution of the Company's consolidated capital structure, with financing through equity and third-party capital:

Thousands of Reais	12/31/2025	12/31/2024
Shareholder's equity (equity)	15,736,350	15,459,116
Borrowings and Financing (Third-party capital)	52,924,547	56,914,621
Gross Debit/Shareholder's equity	3.36	3.68

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

Financial liabilities are written off only when they are extinguished, that is, when the obligation specified in the contract is settled, cancelled, or expires. The Company also extinguishes financial liability when the terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Financial assets and liabilities are offset, and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis or when the realization of the asset and settlement of the liability occurs simultaneously.

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

The effective portion of changes in the fair value of financial liabilities designated and qualified as cash flow hedges is recognized in equity, under the heading "Hedge Accounting". Gains or losses related to the non-effective portion are recognized in other operating expenses/revenues when applicable.

The gains and losses from Cash Flow Hedge Accounting of debt financial instruments and iron ore derivative financial instruments will not immediately affect the Company's income, but only as exports are realized.

The accumulated amounts in equity are realized in the operating results in the periods when the projected exports affect the result.

When a hedging instrument expires or is settled early, or the hedging relationship no longer meets the criteria for Hedge Accounting, or when Management decides to discontinue Hedge Accounting, any accumulated gain or loss existing in equity at that time remains recorded in shareholders' equity and, from that point forward, exchange variations are recorded in financial income. When the forecasted transaction is carried out, the gain or loss is reclassified to operating income. When a forecasted operation is no longer expected to occur, the cumulative gain or loss that has been presented in equity is immediately transferred to the income statement under the heading "Other Operations".

Investment Hedge: The Company designates a portion of its financial liabilities for net investment as a hedging instrument for its investments abroad with functional currency different from the Group's currency in accordance with IAS 39 and IFRS 9. This relationship occurs because financial liabilities are related to investments in the amounts necessary for the effective relationship.

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

The effective portion of changes in the fair value of financial liabilities that are designated and qualify as net investment hedges is recognized as equity under Hedge Accounting. The gains or losses related to the ineffective portion are recognized in Other Operations, when applicable. If at any time during the hedge relationship the debt balance is greater than the investment balance, the exchange variation on the excess debt is reclassified to the income statement as other operating income/expenses (hedge ineffectiveness).

The amounts accumulated in the equity will be realized in the income statement by the disposal or partial disposal of the foreign operation.

16.	LEASE LIABILITIES

The lease liabilities are presented below:

		Consolidated
	12/31/2025	12/31/2024
Leases	2,469,723	2,122,768
Adjusted present value - Leases	(1,375,984)	(1,282,463)
	1,093,739	840,305
Classified:
Current	238,702	206,323
Non-current	855,037	633,982
	1,093,739	840,305

The Company has port terminal lease contracts in Itaguaí: the Solid Bulk Terminal (Tecar), used for loading and unloading iron ore and other materials, and the Container Terminal (Tecon), with remaining terms of 22 and 25 years, respectively. It also has a lease contract for railway operations using the Northeast network with a remaining term of 2 years, and a land lease contract in Taubaté, São Paulo, for the expansion of operations in the Steel segment with a remaining term of 17 years.

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

The average rates used in measuring new lease liabilities in the consolidated is demonstrated in the table below:

12/31/2025
Contract term (in years)	Incremental Rate (p.a.)
1	16.04%
2	15.56%
3	15.09%
5	11.14%

The reconciliation of lease liabilities is shown in the table below:

			Consolidated
	Ref.	12/31/2025	12/31/2024
Opening balance		840,305	733,761
New leases		72,305	14,117
Contract review		244,543	285,533
Write-off		(12,050)	(915)
Payments		(371,467)	(308,201)
Interest appropriated		115,529	99,998
Acquisition of stakes in subsidiaries	3	209,178
Exchange variation		(4,604)	16,012
Net balance		1,093,739	840,305

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur, based on minimum performance and contractually fixed rates.

As of December 31, 2025, the expected payments are the following:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	267,053	801,602	1,401,068	2,469,723
Adjusted present value - Leases	(28,351)	(351,210)	(996,423)	(1,375,984)
	238,702	450,392	404,645	1,093,739

•	Recoverable PIS/COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

		Consolidated
	12/31/2025	12/31/2024
Leases	2,376,597	2,040,811
Adjusted present value - Leases	(1,371,252)	(1,279,742)
Potencial PIS and COFINS credit	219,835	188,775
Adjusted present value – Potential PIS and COFINS credit	(126,841)	(118,376)

•	Lease payments not recognized as a liability:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has contracts for the right to use ports (Tecar and Tecon) and railways (FTL), which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of the lease liability during the year are:

			Consolidated
	12/31/2025	12/31/2024	12/31/2023
Contract less than 12 months		880	3,746
Lower Assets value	13,161	11,455	14,986
Variable lease payments	355,769	355,359	411,996
	368,930	367,694	430,728

Accounting Policy

When entering into an agreement, the Company assesses whether the agreement is, or contains, a lease. The lease is characterized by rental or transmission of right of use for a determined time in exchange for monthly payments. The leased asset must be clearly specified.

The Company determines in the initial recognition the lease term or non-cancellable term, which will be used in the measurement of the right of use and the lease liability. The lease term will be reassessed by the Company when a significant event or significant change in circumstances occurs that is in the control of the lessee and affects the non-cancellable term. The Company adopts an exemption from recognition, as provided for in the standard, for the lesser of contracts with terms of less than 12 (twelve) months, or whose underlying asset object of the contract is of low value.

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

The effects of PIS and COFINS to recovered generated after the effective payment of the obligations will be recorded as a reduction of the depreciation expenses of the right of use and the financial expenses recognized monthly.

IAS 36 – Impairment of Assets will also be applied to determine whether the right of use asset has impairment problems and to account for any identified impairment loss.

In accordance with the guidelines of IFRS 16, the Company uses the discounted cash flow technique in the measurement and remeasurement of lease and right of use liabilities, without considering the inflation projected in the flows to be discounted.

17.   TRADE PAYABLES

		Consolidated
	12/31/2025	12/31/2024
Trade payables	7,323,417	7,172,161
(-) Adjusted present value	(93,681)	(98,164)
	7,229,736	7,073,997

Classified:
Current	7,162,929	7,030,734
Non-current	66,807	43,263
	7,229,736	7,073,997

17.a) Trade payables – Forfaiting

		Consolidated
	12/31/2025	12/31/2024
In Brazil	2,231,266	2,159,399
Abroad	673,752	743,194
	2,905,018	2,902,593

The Company discloses and classifies in a specific group its forfaiting operations with suppliers where the nature of the securities continues to be part of the Company's operating cycle. These transactions are negotiated with financial institutions to enable the Company's suppliers to anticipate receivables arising from sales of goods and, consequently, to extend the payment terms of the Company's own obligations. The terms of these operations range from 180 days to 360 days.

The Company maintained a balance of R$ 2,905,018 and R$ 2,902,593 in the Consolidated as of December 31, 2025, and December 31, 2024, respectively. The term of these operations ranges from 180 days to 360 days

The table below provides a comparison of invoice payment terms with and without reverse forfaiting operations, dealing only with merchandise acquisitions, for the base date of December 31, 2025:

		Consolidated
Trade payables	Forfaiting	NoForfaiting
Due between 1 and 180 days	2,128,326	5,275,445
Due between 181 to 360 days	776,692	1,887,484
Over 360 days		66,807
Total	2,905,018	7,229,736

Impact of variations without effect on cash as of December 31, 2025:

Consolidated
Exchange variation	2,751
Interest Appropriation	13,998
Total	16,749

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

Cash flows related to liabilities arising from financing agreements with suppliers are presented in operating activities in the statement of cash flows. The financial costs of the operation, when applicable, are shown in note 30.

18.	ADVANCES FROM CUSTOMERS

Advances from customers classified as current and non-current liabilities are comprised as follows. Until the previous reporting period, this information was disclosed in the ‘Other payables’ note:

		Consolidated
	12/31/2025	12/31/2024
Iron ore	11,597,794	11,625,627
Others	1,776,909	2,143,962
	13,374,703	13,769,589

Classified:
Current	4,347,937	3,648,639
Non-current	9,026,766	10,120,950
	13,374,703	13,769,589

Iron Ore: refers to iron ore supply contracts with important international players executed by the Company.

Advances were made as follows:

(i)	Contracts entered by subsidiaries

Transaction Date	Amount	Volume	Term
06/28/2024	US$ 255 million	6,5 millions tons	4 years
09/25/2024	US$ 450 million	9,7 millions tons	4 years
09/27/2024	US$ 300 million	7,2 millions tons	4 years
12/17/2024	US$ 355 million	8,1 millions tons	5 years
06/30/2025	US$ 241 million	5,9 millions tons	4 years
08/29/2025	US$ 300 million	7,2 millions tons	4 years

(ii)	Intercompany agreements entered by and between subsidiaries

Transaction Date	Amount	Volume	Term
11/03/2025	US$ 367 million	7,9 millions tons	4 years
12/03/2025	US$ 405 million	9,7 millions tons	3 years
12/03/2025	US$ 150 million	3,2 millions tons	4 years
12/03/2025	US$ 158 million	3,8 millions tons	4 years
12/03/2025	US$ 300 million	7,2 millions tons	5 years
12/26/2025	US$ 241 million	5,9 millions tons	4 years

Accounting Policy

The Company recognizes as advances from customers the advance receipts from customers, until the contractual criteria for revenue recognition and amortization of the amounts received are met.

In addition, the Company recognizes as customer advances the payments received in excess due to adjustments by the Platts index quotation that determines the price practiced in iron ore sales contracts.

19.	OTHER PAYABLES (CURRENT AND NON-CURRENT)

The other payables classified in current and non-current liabilities are comprised as follows:

					Consolidated
	Ref.	Current		Non-current
		12/31/2025	12/31/2024	12/31/2025	12/31/2024
Related party liabilities	24.b	50,241	45,816		20,850
Derivative financial instruments	15	67,304		153,507	157,857
Dividends and interest on capital	15	358,040	61,965
Liabilities from business' combination (*)		377,411		470,890	94,404
Taxes in installments		30,727	56,226	88,906	103,955
Profit sharing - employees		327,663	235,789
Taxes payable				10,266	9,767
Provision for consumption and services		275,577	202,006
Trade payables	17			66,807	43,263
Lease liabilities	16	238,702	206,323	855,037	633,982
Concessions to be paid (*)	15	13,350	12,555	78,419	78,728
Other payables (*)		143,471	480,090	525,838	581,037
		1,882,486	1,300,770	2,249,670	1,723,843
(*)	For better presentation, the balances previously referred to as ‘Liabilities from business combinations’ and ‘Concession payable’ were disclosed within ‘Other payables’ in the prior period. The balance of third-party materials held by the Company is now presented within ‘Other payables’, and the balance of ‘Advances from customers’ is now presented in a separate note (see Note 18).

20.	INCOME TAX AND SOCIAL CONTRIBUTION

20.a)	Income Tax and Social Contribution Recognized in Profit or Loss:

The income tax and social contribution recognized in statement of profit and losses for the year are as follows:

			Consolidated
	12/31/2025	12/31/2024	12/31/2023
Income tax and social contribution income (expense)
Current	(899,460)	(1,300,719)	(1,036,262)
Deferred	1,094,263	1,305,927	403,544
Global Minimum taxation - Pillar 2	(22,011)
	172,792	5,208	(632,718)

Provisional Measure No. 1.262 and RFB Normative Instruction No. 2,228 were published in 2024. These measures established additional CSLL levied for purposes of compliance with Pillar Two Model Rules (GloBE) and were aimed at establishing a minimum effective taxation of 15% for Brazil starting in 2025, in line with the rules applied to other countries. The Company is evaluating impacts arising from previously regulated standards, and identified Top-up-tax adjustment in Switzerland and other jurisdictions are considered in principle to be under review by external consultancy.

The reconciliation of the consolidated income tax and social security contribution expenses and income and the effective tax rate on income before IRPJ and CSLL are shown below:

			Consolidated
	12/31/2025	12/31/2024	12/31/2023
Profit/(Loss) before income tax and social contribution	(1,679,518)	(1,543,349)	1,035,367
Tax rate	34%	34%	34%
Income tax and social contribution at combined statutory rate	571,036	524,739	(352,025)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies(1)	1,014,282	188,205	178,978
Effect of differentiated rates and tax-exempt profits in investments	(1,209,761)	(814,713)	(181,409)
Transfer Price Adjustment and Profits Abroad	(70,837)	(67,580)	(91,883)
Income taxes and social contribution on foreign profit	7,172	10,200	131,836
Indebtdness limit	(10,384)
Tax incentives	65,013	102,087	71,756
Interest on equity	87,912	79,282	47,315
Recognition/(reversal) of tax credits	(64,690)	(62,088)	(337,239)
Reversal for deferred income tax and social contribution credit	(188,975)
Other permanent deductions (add-backs)	(27,976)	45,076	(100,047)
Income tax and social contribution in net income for the period	172,792	5,208	(632,718)
Effective tax rate	10%	0%	61%
(1)	These amounts reflect the effect of neutralizing the gain calculated on CSN’s sale of MRS's shares to its subsidiary CSN Mineração. As described in Note 10.a, this transaction generated an accounting gain at the parent company, however, since this transaction was performed under common control, this amount was neutralized through the investee’s unrealized profit.

20.b)	Deferred Income Tax and Social Contribution:

Deferred income tax and social contribution balances are as follows:

	Consolidated
	12/31/2025	12/31/2024
Deferred
Income tax losses	4,578,638	3,896,856
Social contribution tax losses	1,585,078	1,336,041
Temporary differences	347,208	1,571,100
Tax, social security, labor, civil and environmental provisions	391,345	559,621
Estimated losses on assets	375,880	267,768
Gains/(Losses) on financial assets	296,640	565,250
Actuarial Liabilities (Pension and Health Plan)	141,088	165,418
Provision for consumption and services	22,911	4,933
Cash Flow Hedge and Unrealized Exchange Variations	886,799	2,014,231
(Gain) on loss of control of Transnordestina	(224,096)	(224,096)
Fair Value SWT/CBL Acquisition	(149,490)	(149,489)
Business combination	(1,462,402)	(1,425,853)
Unrealized results – transactions between related parties	783,127
(Losses)/Estimated reversal for deferred income tax and social contribution credits (1)	(188,975)
Others (2)	(525,619)	(206,683)
Total	6,510,924	6,803,997

Total Deferred Assets	7,100,375	7,345,326
Total Deferred Liabilities	(589,451)	(541,329)
Total Deferred	6,510,924	6,803,997
(1)	Reversal of Assets: In 2025, the Company fully reversed the deferred tax assets at the subsidiaries Prada and Mipe. Write-off is based on IAS 12, due to the absence of the expected generation of future taxable profits that will allow these credits to be recovered.
(2)	The item 'Other' comprises the tax effects on temporary differences, mainly comprising PLR provisions and interest capitalized in subsidiaries (notably CSN and CMIN, which represent 28% of the balance). In compliance with the recoverability criteria set forth in CPC 32 (IAS 12), Management chose not to establish deferred assets for the Company’s Prada, ERSA and FTL facilities (which represents 43% of the identified amount), given the absence of convincing evidence of the generation of taxable profit over the short term for these specific operations.

The Company's corporate structure includes foreign subsidiaries, the income of which is taxed in the respective countries. During the period between 2021 and 2025, these subsidiaries generated profits in the amount of R$8,276. If the Brazilian tax authorities understand that these profits are subject to additional taxation in Brazil through income tax and social security contributions, these amounts, if due, would total approximately R$2,814.

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

Consolidated
2026	1,923,153
2027	(382,208)
2028	200,491
2029	368,890
2029 and beyond	4,990,049
Deferred asset	7,100,375
Deferred liabilities - Parent Company
Net deferred asset	7,100,375
Deferred liabilities - subsidiaries
Net deferred asset	7,100,375

20.c)	Changes in Deferred Income Tax and Social Contribution

The change in deferred taxes is shown below:

Consolidated
Balance at January 1, 2023	4,878,768
Recognized in profit and loss	403,544
Recognized in equity	(559,050)
Use of tax credit in installment program	(445)
Reverse incorporation	6,815
Balance at January 1, 2024	4,729,632
Recognized in profit and loss	1,305,927
Recognized in equity	769,162
Use of tax credit in installment program	(724)
Balance at December 31, 2024	6,803,997
Recognized in profit and loss	1,094,263
Recognized in equity	(1,387,336)
Balance at December 31, 2025	6,510,924

20.d)	Tax income and Social Contribution Recognized in Equity:

The income tax and social contribution recognized directly in equity are shown below:

			Consolidated
	12/31/2025	12/31/2024	12/31/2023
Income tax and social contribution
Actuarial gains on defined benefit pension plan	50,702	76,876	83,436
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)
Cash flow hedge	1,590,839	2,906,859	1,030,432
Gain on sale of shares	(1,158,102)	(1,158,102)
	158,089	1,500,283	788,518

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

21.	TAXES IN INSTALLMENTS

The position of REFIS debts and other installment plans, recorded in installment taxes in current and non-current liabilities, as shown in note 20, are demonstrated as follows:

		Consolidated
	12/31/2025	12/31/2024
Federal REFIS Law 11.941/09	9,942	9,942
Federal REFIS Law 12.865/13	22,036	28,663
Other taxes in installments	87,655	121,576
	119,633	160,181

Classified:
Current	30,727	56,226
Non-current	88,906	103,955
	119,633	160,181

Refers to the balance arising from the adhesion to the REFIS related to the refinancing programs of Law 11,941/09, Law 12,865/13 and the installment that allows the taxpayer to pay the debts registered in overdue debt of the Federal Government with benefits, reduced payment and extended payment term. The installments are paid in monthly installments, with interest at the SELIC rate.

22.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. The details of provisioned values and respective judicial deposits related to these actions are presented below:

				Consolidated
	Accrued liabilities		Judicial deposits
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Tax	89,522	130,755	182,569	176,086
Social security	13,533	1,546
Labor	486,045	387,612	372,571	294,233
Civil	224,984	815,180	34,361	134,609
Environmental	60,092	42,609	6,317	3,723
Deposit of a guarantee			25,194	24,299
	874,176	1,377,702	621,012	632,950

Classified:
Current	61,455	132,112
Non-current	812,721	1,245,590	621,012	632,950
	874,176	1,377,702	621,012	632,950

The changes in tax, social security, labor, civil and environmental provisions in the year ended December 31, 2025, can be summarized as follows:

						Consolidated
						Current + Non-current
Nature	12/31/2024	Additions	Accrued charges	Acquisition of stakes in subsidiaries (note 3)	Net utilization of reversal	12/31/2025
Tax	130,755	22,647	6,460	12,691	(83,031)	89,522
Social security	1,546	11,997	66		(76)	13,533
Labor	387,612	93,263	95,814	12,093	(102,737)	486,045
Cívil (1)	815,180	10,270	25,418	44	(625,928)	224,984
Environmental	42,609	24,036	2,203		(8,756)	60,092
	1,377,702	162,213	129,961	24,828	(820,528)	874,176
(1)	Action to discuss ruling handed down against CSN by Brazilian antitrust authorities (CADE) regarding alleged formation of cement cartel risk classified as follows: possible in the 2nd quarter of 2025, in accordance with the current jurisprudential understanding on the subject and opinion issued by the Company's legal advisors. " The value of these proceedings exclusively caused a reversal of R$493,000.

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

Civil Lawsuits

Among the civil lawsuits in which he appears as a defendant, there are mainly lawsuits with a claim for compensation. Such processes, in general, result from work accidents, occupational diseases, contractual discussions related to the Group's industrial activities, real estate actions, health plans.

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

Administrative and Judicial Proceedings

The Company does not make provisions for legal proceedings whose expectation of the Management, based on the opinion of legal advisors, is of possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance as of December 31, 2025, with December 31, 2024.

The Company is involved in other legal proceedings classified by the legal advisors as a possible loss and therefore represent present obligations for which the outflow of funds is not probable. As of December 31, 2025, these proceedings involved a total of R$47,419,219 (R$48,454,570 on December 31, 2024), R$2,894,042 of which involve labor proceedings (R$2,580,452 on December 31, 2024), R$3,845,589 civil proceedings (R$2,964,501 on December 31, 2024), R$38,597,353 tax proceedings (R$41,326,595 on December 31, 2024), and R$2,082,235 environmental proceedings (R$1,583,021 on December 31, 2024).

		Consolidated
	12/31/2025	12/31/2024
Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Capital Gain for alleged sale of equity interest in subsidiary NAMISA(1)	6,554,452	10,246,424
Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by NAMISA.(2)	3,512,216	4,346,118
Notice of Violation and Imposition of Fine (AIIM) / Tax Enforcement - RFB - IRPJ/CSLL - Disallowance of prepayment interest arising from iron ore supply and port services contracts	2,264,620	2,284,914

Notice of Violation and Imposition of Fine (AIIM) / Writ of Mandamus - RFB - IRPJ/CSLL - Profits earned abroad in 2008, 2010, 2011, 2012, 2014, 2015, 2016, 2017 and 2018 (3)	5,858,583	6,239,017

Unapproved compensation - RFB - IRPJ/CSLL, PIS/COFINS and IPI	2,319,108	2,169,108

Unapproved compensation - RFB - Disallowance of credits from topic 69/STF (ICMS in the calculation base of PIS/COFINS) (4)	751,209

Assessment Notice - SEFAZ/RJ - ICMS- questions about sales for incentive area (5)	1,309,079	1,460,763

Notice of Violation and Imposition of Fine (AIIM) - RFB - Disallowance of PIS/COFINS Credits for inputs and freight	1,875,734	1,499,578

CFEM – difference of understanding between CSN and ANM on the calculation basis	1,715,523	1,570,733

Notice of Infraction and Imposition of Fine (AIIM) - RFB - Collection IRRF - Business Combinations CMIN 2015	221,203	205,621

ICMS - SEFAZ/RJ - ICMS Credits for acquisition of Electric Energy Industrialization	43,716	39,939

Notice of Violation and Imposition of Fine (AIIM) - IRPJ/CSLL - Disallowance of deductions of goodwill generated in the acquisition of Cimentos Mauá	434,203	422,499

ICMS - SEFAZ/RJ- Disallowance of the ICMS credits - Transfer of iron ore (6)	705,480	779,093

ICMS - SEFAZ/RJ - Disallowance of credits on purchases of intermediate products	497,950	488,238

Disallowance of tax loss and negative calculation base resulting from adjustments in SAPLI - RFB	871,652	798,226

Infraction and Fine Imposition Notices (AIIM) - RFB - IRPJ/CSLL - Transfer Pricing (7)	73,556	389,919

ICMS - SEFAZ/RJ - Transfer of imported raw material for a value lower than the TECAR import document	458,694	422,807

Assessment Notice and imposition of fine (AIIM)/ Action for annulment - IRRF- Capital Gain of CFM vendors located abroad (8)	163,996	338,273

Other tax lawsuits (federal, state, and municipal)	8,357,638	6,977,524

Social security lawsuits	751,191	647,801
Action to discuss the balance of the construction contract – Tebas	650,979	621,724

Action related to power supply payment’s charge - Light	551,756	492,535
Action that discusses Negotiation of energy sales - COPEN - CEEE-G	247,883	229,983

Action to discuss the condenation applied by Brazilian antitrust authorities (CADE) to CSN Company about (9)	510,404

Other civil lawsuits	1,958,195	1,620,259
Labor and social security lawsuits	3,001,846	2,580,452
Tax Execution Traffic Ticket Volta Grande IV	168,746	152,322
ACP Landfill Márcia I	306,389	306,389
Notice of IEF Commitment Term	337,951	337,951
Other environmental lawsuits	894,523	786,360
Impact from acquisition of shareholding in Grupo Estrela (10)	50,745
	47,419,220	48,454,570

(1)	Notice of Violation and Imposition of Fine (AIIM) - IRPJ/CSLL - Capital Gain for alleged sale of equity interest in subsidiary NAMISA: On 12/29/2025, a mandatory fine and interest were canceled through the application of Federal Law 14.689/2023, which lead to a reduction of R$4 billion in liabilities.

(2)	Notice of Violation and Imposition of Fine (AIIM)- IRPJ/CSLL - Disallowance of goodwill deductions generated in the reverse incorporation of Big Jump by Namisa. On 09/05/2025, the Company succeeded in requesting a mandatory debt review for the cancellation of a fine and interest under Law 14.689/2023.

(3)	Notices of Violation and Imposition of Fine (AIIM) / Writ of Mandamus - RFB - IRPJ/CSLL - Profits earned abroad in 2008, 2010, 2011, 2012, 2014, 2015, 2016, 2017 and 2018 Adjustments were made to contingencies so that they accurately reflect the updated values according to the indexes determined by the Public Treasury, contained in the statements issued by the Government.

(4)	Unapproved compensation - RFB - Disallowance of credits under 69/STF theme (ICMS in PIS/COFINS calculation basis) in March 2025, CSN was informed of the rulings that partially approved the compensations executed with credits arising from the final and unappealable lawsuit recognizing the unconstitutionality of the inclusion of ICMS values in the PIS and COFINS contribution calculation basis. According to the federal supervisory body, approximately 20% of the credit authorized by the company would lack sufficient liquidity and certainty and therefore, could not compose the amount to be offset. Given these rulings, CSN presented a manifestation of non-conformity to demonstrate the inappropriateness of the premises adopted by the supervisory body and liquidity and legal certainty underpinning complete authorized credits.

(5)	ICMS - SEFAZ/RJ - Questions about sales for Incentive Area Adjustments were made to contingencies so that they accurately reflect the updated values according to the indexes determined by the Public Treasury, contained in the statements issued by the Government.

(6)	ICMS - SEFAZ/RJ - Disallowance of credits on Transfer of Iron Ore Adjustments were made to contingencies so that they accurately reflect the updated values according to the indexes determined by the Public Treasury, contained in the statements issued by the Government.

(7)	Notices of Violation and Fine Imposition (AIIM) - RFB - IRPJ/CSLL - Transfer Pricing the Company partially succeeded in the Appeal filed in Case 16682.720.529/2023-56, closing a possible contingency of R$212,691.

(8)	Notice of Violation and Imposition of Fine (AIIM) /Annulment Action - RFB - IRRF - Capital Gain of CFM company sellers located abroad with support in legal opinion, the prognosis of possible remote loss on mandatory fine and interest was reclassified, as the disallowance determined by Federal Law 14.689/2023 is applicable to the case

(9)	Action to discuss ruling handed down against CSN by Brazilian antitrust authorities (CADE) regarding alleged formation of cement cartel risk classified as possible in the 2nd quarter of 2025, in accordance with the current jurisprudential understanding on the subject and opinion issued by the Company's legal advisors.

(10)	Reflection of the acquisition of equity interest in Grupo Estrela regarding the acquisition of a stake in Grupo Estrela on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report. The acquisition of this company generated a possible contingency increase on December 31, 2025.

In the 1st quarter of 2021, the Company was notified of the start of an arbitration proceeding based on an alleged breach of iron ore supply contracts. The opposing party's claim at that time totaled approximately US$1 billion, and the Company understands the allegations presented to be unfounded by the complete absence of damages, based on the assessment of its legal advisors. The Company wishes to inform that it has prepared, together with its legal advisors, a response to the arbitration request and is currently preparing its defense. It also wishes to clarify that discussions involve ongoing arbitration disputes initiated by both parties. It is also estimated that the arbitration will be completed in approximately 12 months. The relevance of the proceedings for the Company is related to the value attributed to the case and the possible financial impact.

The Company has offered judicial guarantees (Surety Bond/Letter of Guarantee) in the total and updated amount as of December 31, 2025, of R$11,020 (R$10,620 as of December 31, 2024), as determined under current procedural legislation.

The evaluations carried out by legal advisors define these administrative and judicial proceedings as a possible risk of loss and are not provisioned in accordance with Management's judgment and accounting practices adopted in Brazil.

Accounting Policy

Provisions are only recorded when classified as probable loss risk, estimated and considered by Management, substantially based on the assessment of its legal advisors, and when resources will be necessary to settle the obligation. This obligation is updated according to the evolution of the lawsuit or financial charges incurred and may be reversed if the estimated loss is no longer considered probable due to changes in circumstances or written off when the obligation is settled.

Contingent liability recognized under a business combination is initially measured at its fair value. It is subsequently measured at the higher of the amount that would be recognized in accordance with the provision requirements above or the amount initially recognized less (when appropriate) accumulated amortization recognized in accordance with revenue recognition requirements.

23.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of provisions for environmental liabilities and asset retirement obligation is as follows:

		Consolidated
	12/31/2025	12/31/2024
Environmental liabilities	119,664	155,471
Asset retirement obligations	1,067,945	977,892
	1,187,609	1,133,363

As of December 31, 2025, provision is maintained for expenses related to investigation and environmental recovery services for potential contaminated, degraded areas and in exploration process under the Company's responsibility in the states of Rio de Janeiro and Minas Gerais. Expense estimates are reviewed periodically, adjusting, whenever necessary, the amounts already accounted for. These are Management's best estimates considering environmental recovery studies and projects. These provisions are recorded in the other operating expenses account.

Certain contingent environmental liabilities are monitored by the environmental department, and a provision has not been made since their characteristics do not meet the recognition criteria in IAS 37.

Accounting Policy

The Company recognizes a provision for recovery costs when a loss is probable, and the amounts of the related costs are reasonably determined. Generally, the provisioning period for the amount to be used for recovery coincides with the completion of a feasibility study or commitment to a formal action plan.

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

24.	RELATED-PARTY BALANCES AND TRANSACTIONS

24.a)	Transactions with Holding Companies

Vicunha Aços S.A. is the Company's controlling shareholder, with a 41.66% interest in its voting capital. It is also part of the Company's control, Rio Iaco Participações S.A. with 3.45%.

The corporate structure of Vicunha Aços S.A. is as follows:

(a)	Vicunha Steel S.A. – holds 100% interest in Vicunha Aços S.A.
(b)	Rio Purus Participações S.A. – holds 100% interest in Vicunha Steel S.A.

24.b)	Transactions with Subsidiaries, Joint-Ventures, Affiliates, Exclusive Funds and other Related Parties

•	Consolidated

		Consolidated
		12/31/2025				12/31/2024
		Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Cash and cash equivalents(1)				1,979,060	1,979,060			912,533	912,533
Financial investments								860,591	860,591
Trade receivables	6	73,045	24,254		97,299	88,750	3,230	191	92,171
Dividends receivable	9	19,477	2,187	54,362	76,026		127,386	74,050	201,436
Borrowings	9		4,147		4,147		5,315		5,315
Other receivables	9		2	1,829	1,831		2	1,829	1,831
		92,522	30,590	2,035,251	2,158,363	88,750	135,933	1,849,194	2,073,877
Non-current Assets
Financial investments								142,423	142,423
Borrowings	9	6,024	2,131,858		2,137,882	3,789	1,899,239		1,903,028
Actuarial liabilities	9			53,328	53,328			47,708	47,708
Other receivables	9						1,792,579		1,792,579
		6,024	2,131,858	53,328	2,191,210	3,789	3,691,818	190,131	3,885,738
		98,546	2,162,448	2,088,579	4,349,573	92,539	3,827,751	2,039,325	5,959,615
Liabilities
Current Liabilities
Trade payables		19,493	171,345	864	191,702	13,676	217,289	184,892	415,857
Accounts payable	19		24,400	92,892	117,292	23,245	22,571	140,991	186,807
Provision for consumption	19		25,841		25,841
		19,493	221,586	93,756	334,835	36,921	239,860	325,883	602,664
Non-current Liabilities
Accounts payable	19						20,850		20,850
							20,850		20,850
		19,493	221,586	93,756	334,835	36,921	260,710	325,883	623,514

		Consolidated
		12/31/2025				12/31/2024
		Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
P & L
Sales		2,144,285	49,231	79	2,193,595	2,357,816	21,362	903	2,380,081
Cost and expenses			(2,117,736)	(334,768)	(2,452,504)	(179,022)	(2,190,343)	(227,090)	(2,596,455)
Financial income (expenses)
Interest	30	2,235	220,698	83,874	306,807	2,508	155,291	38,588	196,387
Exchange rate variations andmonetary, net				24,040	24,040			141,190	141,190
Financial investments (2)				(191,986)	(191,986)			(632,612)	(632,612)
Dividends receivable								42,347	42,347
Other income and expenses		(219,635)	1,796	5,687	(212,152)
		1,926,885	(1,846,011)	(413,074)	(332,200)	2,181,302	(2,013,690)	(636,674)	(469,062)
(1)	For better presentation, certain amounts have been reclassified. The balance of ‘Cash and cash equivalents’, previously presented together with ‘Financial investments’, is presented separately in 2025.
(2)	Following the disposal of the shares of Usiminas, which reduced the Company’s interest to 4.99% in both common and preferred shares, Usiminas is no longer considered a related party of the Group. Accordingly, the balance presented relates exclusively to the period in which Usiminas was classified as a related party.

Consolidated Information:

Receivables: Refers mainly to sales transactions of steel products from the Company to related parties.

Loans (Assets):

Long term: At the Consolidated, these amounts refer mainly to loan agreements with Transnordestina Logística S.A. in the amount of R$2,098,532 (R$1,829,939 as of December 31, 2024), at an average rate of 125% to 130% of the CDI.

24.c)	Other Unconsolidated Related Parties

•	CBS Previdência

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

•	Related Parties under the control of a member of the Company's Management

These are companies under the control of a member of Management whose transactions with the Company were:

•	Vicunha Imóveis Ltda
•	Vicunha Serviços Ltda
•	Ibis Participações e Serviços Ltda

24.d)	Key Management Personnel

The key management personnel with authority and responsibility for planning, directing, and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of December 31, 2025, 2024 and 2023:

FS-82

	12/31/2025	12/31/2024	12/31/2023
	P&L
Short-term benefits for employees and officers	77,885	71,248	62,478
Post-employment benefits	840	814	450
	78,725	72,062	62,928

24.e)	Guarantees

The Company is liable for guarantees of its subsidiaries and jointly controlled entities as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	3,251,444	3,966,722	10,869	10,717	4,972	4,828	3,267,285	3,982,267
Subsidiaries	R$	Up to 01/10/2028 and Indefinite	368,590	2,079,693			600	1,920	369,190	2,081,613
Total in R$			3,620,034	6,046,415	10,869	10,717	5,572	6,748	3,636,475	6,063,880

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000
CSN Resources	US$	Up to 04/08/2032	2,233,000	2,230,000					2,233,000	2,230,000
Total in US$			3,533,000	3,530,000					3,533,000	3,530,000
Lusosider Aços Planos	€	Indefinite					75,000	75,000	75,000	75,000
Total em €							75,000	75,000	75,000	75,000
Total in R$			19,279,934	21,858,819			481,725	482,723	19,761,659	22,341,542
			22,899,968	27,905,234	10,869	10,717	487,297	489,471	23,398,134	28,405,422

Accounting Policy

Transactions with related parties were carried out by the Company on terms equivalent to those prevailing in market transactions, observing the price and the usual market conditions. Therefore, these transactions are in conditions that are no less favorable for the Company than those negotiated with third parties.

Transactions between the related parties are eliminated and adjusted to ensure consistency with the practices adopted by The Company.

The Company’s related parties are subsidiaries, joint ventures, affiliates, shareholders and their related companies and the key personnel of the Company’s management.

25.	EQUITY

25.a)	Paid-in capital and authorized capital

The fully subscribed and paid-in share capital as of December 31, 2025, and December 31, 2024, is R$10,240,000 divided into 1,326,093,947 common and book-entry shares, with no par value. Each common share entitles to one vote in the resolutions of the General Meeting.

25.b)Authorized	share capital

The Company's bylaws in force on December 31, 2025, define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors, regardless of statutory reform.

25.c)	Capital reserve

The Company's capital reserve totaled R$ 32,720 as of December 31, 2025, and December 31, 2024. These amounts refer to gain on the sale of the Company’s treasury shares.

25.d)	Capital transactions

The balances presented on December 31, 2025, and December 31, 2024 were constituted through gains on the sale of interests in subsidiaries, as well as by reflex treasury shares acquired by subsidiaries, in the amount of R$2,248,080 and (R$223,830), respectively.

25.e)	Legal reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year, before any other allocation, pursuant to art. 193 of Law 6,404/76, up to a limit of 20% of the capital stock.

25.f)	Ownership structure

As of December 31, 2025, and 2024, the Company’s ownership structure was as follows:

			12/31/2025			12/31/2024
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	552,412,693	41.66%	41.66%	552,412,693	41.66%	41.66%
Rio Iaco Participações S.A. (*)	45,706,242	3.45%	3.45%	45,706,242	3.45%	3.45%
CFL Ana Participações S.A.	62,353,852	4.70%	4.70%	132,523,251	9.99%	9.99%
Avelina Participações S.A.	52,732,025	3.98%	3.98%
NYSE (ADRs)	320,979,296	24.20%	24.20%	283,799,438	21.40%	21.40%
Other shareholders	291,909,839	22.01%	22.01%	311,652,323	23.50%	23.50%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,326,093,947	100.00%	100.00%
(*)	Controlling group companies.

On December 2, 2024, Vicunha Aços informed the Company about the acquisition of common shares issued by CSN. CSN, in turn, informed the market about the acquisition of a relevant equity interest the following day, informing that Vicunha Aços' interest now represents 41.66% of the share capital, according to correspondence received.

On July 11, 2025, CFL Participações S.A., the parent company of CFL Ana Participações S.A., in compliance with the provisions of article 12, paragraph 6 of CVM Resolution 44/2021, informed the Company about the disposal by from CFL Ana Participações S.A. of common shares issued by CSN to Avelina Participações. S.A. , a company also fully controlled by CFL Participações S.A. CSN, in turn, informed the market about the sale of a relevant equity interest the following day, informing that CFL Participações S.A. 's interest became 9.99% of the share capital, according to correspondence received.

25.g)	Earnings/(Loss) per share

The earnings/(loss) per share are shown below:

	12/31/2025	12/31/2024	12/31/2023

Loss for the period	(2,002,374)	(2,591,851)	(318,206)
Weighted average number of shares	1,326,093,947	1,326,093,947	1,326,093,947
Basic and diluted loss per share	(1.50998)	(1.95450)	(0.23996)

25.h)Other	comprehensive income

These are the accumulated conversion adjustments, acturial gains over pension plans, and the unrealized results with derivative financial instruments, such as equity valuation adjustments. The amount represents an accumulated balance of gain on December 31, 2025, of R$782,078 (R$1,824,917 of gain, on December 31, 2024).

Accounting Policy

Share Capital

Incremental costs directly attributable to the issuance of new shares or options are stated in shareholders' equity as a deduction from the amount raised, net of taxes.

Loss per share

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

26.	SHAREHOLDER’S COMPENSATION

As of December 31, 2025, the Company recorded a loss for the year of (R$2,002,374), which was partially offset by the consumption of amounts from the statutory reserve.

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

27.	NET REVENUE FROM SALES

Net sales revenue is comprised as follows:

			Consolidated
	12/31/2025	12/31/2024	12/31/2023
Gross revenue
In Brazil	28,502,944	29,029,141	28,383,814
Abroad	22,812,604	21,552,287	23,596,603
	51,315,548	50,581,428	51,980,417
Deductions
Sales returns, discounts and rebates	(551,214)	(786,103)	(673,746)
Taxes on sales	(5,966,388)	(6,107,865)	(5,868,721)
	(6,517,602)	(6,893,968)	(6,542,467)
Net revenue	44,797,946	43,687,460	45,437,950

Accounting Policy

The Company's revenue is recognized as soon as all the conditions below are met:

•	Identification of the contract for the sale of goods or provision of services
•	Identification of performance obligations
•	Determination of the contract value
•	Determinations of the amount allocated to each of the performance obligations included in the contract and
•	Revenue recognition over time or when performance obligations are completed.

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

28.	EXPENSES BY NATURE

			Consolidated
	12/31/2025	12/31/2024	12/31/2023
Raw materials and inputs	(12,381,240)	(13,883,091)	(12,732,273)
Outsourcing material (1)	(3,707,769)	(3,086,404)	(5,104,273)
Labor cost	(5,498,678)	(4,954,714)	(4,268,241)
Supplies	(3,106,845)	(2,822,094)	(3,735,873)
Maintenance cost (services and materials)	(1,319,794)	(950,420)	(578,514)
Outsourcing services	(2,928,203)	(2,069,469)	(2,905,888)
Freight	(5,157,022)	(5,762,086)	(4,185,360)
Depreciation, amortization and depletion	(3,975,964)	(3,690,677)	(3,291,149)
Others	(341,018)	(1,081,037)	(1,163,601)
	(38,416,533)	(38,299,992)	(37,965,172)
Classified as:
Cost of sales	(32,404,221)	(31,990,696)	(33,475,189)
Selling expenses	(5,033,148)	(5,453,297)	(3,729,089)
General and administrative expenses	(979,164)	(855,999)	(760,894)
	(38,416,533)	(38,299,992)	(37,965,172)
(1)	Refers to the acquisition of third-party ores for blending purposes.

Depreciation, amortization, and depletion for the year were distributed as follows.

			Consolidated
	12/31/2025	12/31/2024	12/31/2023
Production costs	(3,875,865)	(3,609,493)	(3,226,469)
Selling expenses	(56,741)	(51,304)	(29,593)
General and administrative expenses	(43,358)	(29,880)	(35,087)
	(3,975,964)	(3,690,677)	(3,291,149)
Other operational (1)	(174,511)	(95,378)	(80,924)
	(4,150,475)	(3,786,055)	(3,372,073)
(1)	The cost of production includes PIS and COFINS credits on lease agreements as of December 31, 2024, in the amount of R$ 5,357 (R$ 7,068 as of December 31, 2023).
(2)	Refer substantially to the depreciation of investment properties. and scheduled shutdown for renovation of Blast Furnace 2.

29.	OTHER OPERATING (EXPENSES)/INCOME

				Consolidated
	Ref.	12/31/2025	12/31/2024	12/31/2023
Other operating income
Receivables by indemnity		45,591	78,322	12,608
Rentals and leases		30,406	25,961	20,730
Dividends receivable		1,693	1,436	1,039
Contractual fines		(126,387)	(211,700)	4,356
Tax recuperation		160,387	1,676	249,852
Updated shares – Fair value through profit or loss				(15,963)
Gain on sale of investments (2)			8,451	114,763
Other revenues		58,647	118,966	62,631
		170,337	23,112	450,016
Other operating expenses
Taxes and fees		(133,854)	(278,289)	(106,771)
Expenses with environmental liabilities, net		(10,739)	(48,870)	(18,031)
Net reversals/(expenses) on legal proceedings (1)		214,959	(270,326)	(12,441)
Depreciation of investment properties, idle equipment and amortization of intangible assets	28	(174,511)	(95,378)	(80,924)
Reversals/(Estimated write-offs or losses) in property, plant and equipment, intangible assets and investment properties, net of reversals	10.d, 11 and 12	(102,480)	(62,996)	(122,894)
(Losses)/Estimated reversals in inventories		(684,415)	(284,557)	(655,055)
Idleness in stocks and paralyzed equipment		(442,533)	(234,461)	(296,819)
Studies and project engineering expenses		(84,600)	(57,129)	(58,303)
Healthcare plan expenses		(65,374)	(40,269)	(36,147)
Realized cash flow hedge	15.b	(516,568)	211,506	(1,144,335)
Pension plan expense		(55,273)	(44,529)	(59,411)
Other expenses		(198,432)	(383,308)	(496,045)
		(2,253,820)	(1,588,606)	(3,087,176)
Other operating income (expenses), net		(2,083,483)	(1,565,494)	(2,637,160)
(1)	In the Consolidated, net financial income includes the reversal of a provision in the amount of R$ 493,347 thousand related to a lawsuit for which the risk classification was altered from probable to possible according to a reassessment carried out by the Company's legal advisors given current jurisprudential understanding on the subject (see note 22).

(2)	The effect of the gain on the sale of investments was neutralized through changes in equity investment earnings (see note 10).

30.	FINANCIAL INCOME/(EXPENSE)

				Consolidated
	Ref.	12/31/2025	12/31/2024	12/31/2023
Financial income
Related parties	24.b	311,335	245,336	225,149
Income from financial investments		1,034,063	952,779	826,028
Updated shares – Fair value through profit or loss	15.d			308,309
Dividends receivable		7,663	2,512	52,516
Interest and fines		69,934	77,480	82,634
Other income		93,812	119,956	161,111
		1,516,807	1,398,063	1,655,747
Financial expenses
Borrowings and financing - foreign currency	14	(2,221,823)	(2,334,763)	(1,567,508)
Borrowings and financing - local currency	14	(2,092,298)	(1,895,650)	(2,096,805)
Capitalized interest	11	403,302	206,764	182,799
Updated shares – Fair value through profit or loss	15.d	(57,562)	(632,612)
Related parties	24.b	(4,528)	(6,602)	(8,249)
Lease liabilities		(105,771)	(94,034)	(76,514)
Interest and fines		(186,329)	(119,765)	(146,222)
Interest on forfaiting operations		(184,692)	(363,538)	(465,574)
(-) Adjusted present value of trade payables		(493,244)	(354,027)	(353,774)
Commission, bank fees, guarantee and bank fees		(193,304)	(373,859)	(199,505)
PIS/COFINS over financial income		(79,483)	(122,263)	(87,144)
Other financial expenses		(1,236,843)	(873,918)	(533,581)
		(6,452,575)	(6,964,267)	(5,352,077)
Others financial items, net
Foreign exchange and monetary variation, net		(1,340,576)	483,489	(524,302)
Gains and (losses) on exchange derivatives (*)		(218,503)	(750,102)	69,250
Exchange rate fluctuations in iron ore	15.c	(1,345)	19,445
		(1,560,424)	(247,167)	(455,052)
		(8,012,999)	(7,211,434)	(5,807,129)

Financial income (expenses), net		(6,496,192)	(5,813,371)	(4,151,382)

(*) Statement of gains and (losses) on derivative transactions (note 15.c)
Exchange rate swap Real x Dollar		(180,672)	188,364	(96,602)
Exchange rate swap Dollar x Euro				9,567
Interest rate swap CDI x IPCA		(69,762)	(791,937)	112,694
Exchange rate swap CDI x Dollar		31,931	(146,529)	43,591
		(218,503)	(750,102)	69,250

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

31.	SEGMENT INFORMATION

According to the Group's structure, the businesses are distributed and managed in five operating segments as follows:

• Steel operations

The Steel segment consolidates all operations related to the production, distribution and marketing of flat steel, long steel, metal packaging and galvanized steel, with operations in Brazil, United States, Portugal and Germany. The steel sector supplies the civil construction and steel packaging markets for the country's chemical and food industries, as well as the household appliance, automotive and OEM (engines and compressors) sectors. The Company's steel units produce hot-rolled, cold-rolled, galvanized, and pre-painted steel with great durability. It also produces tinplate, a raw material used in the production of packaging.

Operations in Brazil also involve the production and marketing of long steels, which consolidates the Company's position as a source of complete solutions for civil construction, complementing its portfolio of high value-added products in the steel chain.

Abroad, Lusosider, in Portugal, produces cold rolled and galvanized steels. CSN LLC, in the United States, serves the local market through the import and marketing of steel products. Stahlwerk Thüringen (SWT), located in Germany, produces long steel and is specialized in the production of steel profiles used in civil construction.

In March 2025, the Company acquired the company Gramperfil S.A. which is located in Portugal. This acquisition will complement local operations involving the production, importing, marketing and processing of metal profiles and accessories used in metallic and civil construction.

In November 2025, the Company acquired Galvacolor Jerez, S.L.U., which is located in Spain. Its activities consist of processing and selling steel and steel products.

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

On October 7, 2022, CSN Mineração and CSN Energia completed the acquisition of the Quebra-Queixo Hydroelectric Power Plant, which has an installed capacity of 120 MW and located in the city of Ipuaçu – SC. This acquisition allowed CSN Mineração to become self-sufficient in terms of electricity production, which in turn reinforced its industrial competitiveness through greater predictability in costs and the generation of energy from a 100% renewable source.

•	Logistics

i) Railway

CSN has a stake in three railway companies: MRS Logística S.A., which manages Rede Ferroviária Federal S.A.’s former Southest Network, Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A. FTL - Ferrovia Transnordestina Logística S.A., which hold the concession for the former RFFSA Northeast Network in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The rail transport services provided by MRS are fundamental to the supply of raw materials and the transport of final products. The entirety of the iron ore, coal and coke consumed at the Presidente Vargas Plant is transported by MRS, as well as part of the steel produced by CSN both for the domestic market and for export.

The southeastern Brazilian railway system, which spans 1,674 km of railway network, serves the industrial triangle of São Paulo - Rio de Janeiro - Minas Gerais in the Southeast region, connecting mines in Minas Gerais to ports in São Paulo and Rio de Janeiro, and to steel mills belonging to CSN, Companhia Siderúrgica Paulista, or Cosipa and Gerdau Açominas. In addition to providing services to other customers, the line transports iron ore from the Company's Casa de Pedra mine in Minas Gerais, and coke and coal from Itaguaí Port in Rio de Janeiro, to Volta Redonda/RJ and products destined for export to the Ports of Itaguaí and Rio de Janeiro.

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

ii. Port

The port logistics sector consolidates the operation of the Sepetiba terminal built after the port modernization law (Federal Law 8.630/1993) which allowed for the transfer of port activities to private initiatives. The Sepetiba terminal offers the infrastructure required to meet all the needs of exporters, importers and shipowners. Its installed capacity exceeds that of most Brazilian terminals.

It has berths and large storage area, as well as the most modern and appropriate equipment, systems, and intermodal connections.

The Company's ongoing investment in terminal projects has consolidated the Itaguaí Port Complex as one of the most modern of its kind in Brazil.

iii. Road Transport

On April 1, 2025, CSN completed the acquisition of Estrela Comércio e Participações S.A., Grupo Estrela’s (“Grupo Estrela”) holding company.

Founded in the 1970s to initially meet road transport needs, Grupo Estrela currently comprises an "Integrated Logistics System", which seeks integrate modes of transport, especially in road-rail operations and transport in the steel, mining, solid bulk, automotive and dry cargo sectors in general. The Tora Group’s services portfolio also includes terminal management, storage, operation of bonded warehouses, and production chain and light vehicle fleet management services, including the rental and resale of used vehicles.

Grupo Estrela maintains a national and international presence in the transport sector. The Group relies on more than 70 branches distributed throughout Brazil. It currently operates at four multimodal terminals located in the Southeast region of Brazil and a border terminal located in the city of Uruguaiana/RS. With regards to bonded warehouses, the Tora Group operates a terminal located in the city of Betim/MG that receives goods imported from the Brazil’s largest ports and airports.

In March 2024, the Estrela Group started its activities in the light vehicle segment (fleet management, rental and resale of used vehicles), through the acquisition of the Lokamig Group.

•	Energy

CSN is one of the largest industrial consumers of electricity in Brazil. As energy is a fundamental input in its production process, the Company owns electric power generation assets, and with the acquisitions made in 2022, it achieved energy self-sufficiency before coming to operate in the sector as an electric power generation player through the commercialization of its surplus.

With the acquisitions, the CSN group now offers a portfolio of generation assets with a total installed capacity of 2,011 MW, which comprise the following assets:

1.       Itá Hydroelectric Power Plant, located in the state of Santa Catarina, in which CSN holds a 29.50% stake through the Itá Energética S.A SPE, with an installed capacity equivalent to its 428 MW stake,

2.       Igarapava Hydroelectric Power Plant Consortium, which operates a hydrological complex located in Minas Gerais and in which CSN holds a 17.92% stake, with installed capacity equivalent to its total stake of 38 MW,

3.       Thermoelectric Cogeneration Center CTE#1, CTE#2 and TRT – Top Recovery Turbine, operating at Presidente Vargas Plant with installed capacity of 10 MW, 235 MW and 22 MW respectively, using industrial gases recirculated from steel production as fuel,

4.       Sacre II Small Hydroelectric Power Plant, which is located in the state of Mato Grosso and has an installed capacity of 30 MW, of which CSN Cimentos Brasil S.A. holds full control of the asset through indirect control of the Brasil Central Energia SPE,

5.       Santa Ana Small Hydroelectric Power Plant, which is located in the state of Santa Catarina and has an installed capacity of 6.3 MW, of which CSN Cimentos Brasil S.A. holds full control of the asset through direct control of the Santa Ana Energética SPE,

6.       Quebra Queixo Hydroelectric Power Plant, located in the state of Santa Catarina, with an installed capacity of 120 MW, of which CSN Mineração S.A. holds full control of the asset through direct control of the Companhia Energética Chapecó - CEC SPE,

7.       Cachoeira dos Macacos Small Hydroelectric Power Plant, which is located in the state of Minas Gerais and has an installed capacity of 3.4 MW, of which CSN Cimentos Brasil S.A. holds full control of the asset through the acquisition of LafargeHolcim (Brasil) S.A.,

8.       Companhia Estadual de Geração de Energia Elétrica – CEEE-G, located in Rio Grande do Sul state, with a platform of 13 own Hydroelectric Plants, wind and solar assets, plus minority participation in other ventures, reflecting an installed capacity of 1,119 MW.

•	Cement

The Cement segment, which operates through CSN Cimentos Brasil, consolidates the production, commercialization, and distribution operations of cement, aggregates, and concrete. In the factories located in the Southeast, the slag used is the same produced by the blast furnaces of the Presidente Vargas Plant itself, in Volta Redonda/RJ.

The Company grew in this segment through the acquisition of Elizabeth Cimentos S.A. on August 31, 2021, and LafargeHolcim (Brazil) S.A. on September 6, 2022. With these acquisitions, the cement production capacity was increased by 12.3 million tons per year, and the product portfolio came to include, in addition to Cement, also Aggregates and Concrete. With all combined operations, CSN's Cement segment is currently the second largest in Brazil, from the perspective of effective productive capacity, totaling 17 million tons.

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

FS-93

										12/31/2025
P&L	Ref.	Steel	Mining	Logistics			Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads	Road transport
Net revenues	27	22,025,804	15,400,473	303,839	3,114,434	955,943	682,068	4,905,993	(2,590,608)	44,797,946
In Brazil		16,005,141	1,621,818	303,839	3,114,434	935,551	682,068	4,905,989	(5,282,884)	22,285,956
Abroad		6,020,663	13,778,655			20,392		4	2,692,276	22,511,990
Cost of sales and services	28	(19,980,031)	(10,052,663)	(242,931)	(1,734,809)	(833,177)	(480,426)	(3,353,074)	4,272,890	(32,404,221)
Gross profit		2,045,773	5,347,810	60,908	1,379,625	122,766	201,642	1,552,919	1,682,282	12,393,725
General and administrative expenses	28	(1,304,105)	(341,612)	(13,664)	(293,003)	(48,793)	(35,418)	(1,123,892)	(2,851,825)	(6,012,312)
Other operating income/(expenses), net	29	(1,151,153)	(436,614)	(9,226)	(39,806)	(13,036)	(32,790)	308,289	(709,147)	(2,083,483)
Equity in results of affiliated companies	10								518,744	518,744
Operating result before Financial Income and Taxes		(409,485)	4,569,584	38,018	1,046,816	60,937	133,434	737,316	(1,359,946)	4,816,674

Sales by geographic area
Asia			13,135,426						2,674,779	15,810,205
North America		1,055,824								1,055,824
Latin America		42,956				20,392		4		63,352
Europe		3,664,868	643,229							4,308,097
Others		1,257,014							17,498	1,274,512
Foreign market		6,020,662	13,778,655			20,392		4	2,692,277	22,511,990
Domestic market		16,005,141	1,621,818	303,839	3,114,434	935,551	682,068	4,905,989	(5,282,884)	22,285,956
Total		22,025,804	15,400,473	303,839	3,114,434	955,943	682,068	4,905,993	(2,590,608)	44,797,946

										12/31/2024
P&L	Ref.	Steel	Mining	Logistics			Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads	Road transport
Net revenues	27	23,178,678	13,092,645	352,508	2,892,041		521,465	4,766,343	(1,116,220)	43,687,460
In Brazil		16,901,495	1,510,550	352,508	2,892,041		521,465	4,766,343	(4,604,004)	22,340,398
Abroad		6,277,183	11,582,095						3,487,784	21,347,062
Cost of sales and services	28	(21,759,435)	(8,202,297)	(262,061)	(1,674,401)		(419,138)	(3,384,409)	3,711,045	(31,990,696)
Gross profit		1,419,243	4,890,348	90,447	1,217,640		102,327	1,381,934	2,594,825	11,696,764
General and administrative expenses	28	(1,289,952)	(267,173)	(11,336)	(266,128)		(48,674)	(815,797)	(3,610,236)	(6,309,296)
Other operating income/(expenses), net	29	(864,103)	(10,803)	(13,266)	270,024		(61,065)	(94,899)	(791,382)	(1,565,494)
Equity in results of affiliated companies	10								448,048	448,048
Operating result before Financial Income and Taxes		(734,812)	4,612,372	65,845	1,221,536		(7,412)	471,238	(1,358,745)	4,270,022

Sales by geographic area
Asia			10,698,348						3,487,784	14,186,132
North America		1,750,998								1,750,998
Latin America		70,752								70,752
Europe		4,455,433	825,935							5,281,368
Others			57,812							57,812
Foreign market		6,277,183	11,582,095						3,487,784	21,347,062
Domestic market		16,901,495	1,510,550	352,508	2,892,041		521,465	4,766,343	(4,604,004)	22,340,398
Total		23,178,678	13,092,645	352,508	2,892,041	-	521,465	4,766,343	(1,116,220)	43,687,460

									12/31/2023
P&L	Ref.	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads
Net revenues		22,717,486	17,135,648	265,949	2,644,949	545,735	4,510,553	(2,382,370)	45,437,950
In Brazil		16,516,265	1,804,173	265,949	2,644,949	545,735	4,510,553	(4,209,084)	22,078,540
Abroad		6,201,221	15,331,475					1,826,714	23,359,410
Cost of sales and services	26	(21,008,013)	(9,931,881)	(248,938)	(1,492,728)	(441,281)	(3,644,362)	3,292,014	(33,475,189)
Gross profit		1,709,473	7,203,767	17,011	1,152,221	104,454	866,191	909,644	11,962,761
General and administrative expenses	26	(1,218,767)	(421,218)	(10,558)	(218,878)	(57,854)	(557,585)	(2,005,123)	(4,489,983)
Other operating income/(expenses), net	27	(1,065,188)	(974,590)	(675)	10,390	188,866	(253,931)	(542,032)	(2,637,160)
Equity in results of affiliated companies	9							351,131	351,131
Operating result before Financial Income and Taxes		(574,482)	5,807,959	5,778	943,733	235,466	54,675	(1,286,380)	5,186,749

Sales by geographic area
Asia		14,714,924					1,826,714	16,541,638
North America	1,671,773							1,671,773
Latin America	132,219							132,219
Europe	4,397,229	616,551						5,013,780
Foreign market	6,201,221	15,331,475					1,826,714	23,359,410
Domestic market	16,516,265	1,804,173	265,949	2,644,949	545,735	4,510,553	(4,209,084)	22,078,540
Total	22,717,486	17,135,648	265,949	2,644,949	545,735	4,510,553	(2,382,370)	45,437,950

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

32.	EMPLOYEE BENEFITS

The pension plans granted cover substantially all employees. The plans are administered by the Caixa Beneficente dos Empregados da CSN ("CBS"), a private and non-profit pension fund, established in July 1960.

Until December 1995, CBS Previdência managed two defined benefit plans based on years of service, salary, and social security benefits. On December 27, 1995, the Social Security Complementary Secretariat ("SPC") approved the implementation of a new benefit plan, effective from that date, called Mixed Supplementary Benefit Plan ("Mixed Plan"), structured as a variable contribution plan, which has been closed to new enrollments since September 2013. From that date, all new employees must adhere to the CBS Prev Plan, structured in the defined contribution modality, also created in September 2013.

The guarantor resources of CBS are invested mainly in repurchase agreements (backed by federal government securities), federal government securities indexed to inflation, stocks, loans and real estate. As of December 31, 2025, CBS held 6,772,052 common shares of CSN (6,772,052 as of December 31, 2024). The total guaranteed resources of the entity totaled R$6.6 billion as of December 31, 2025 (R$6.5 billion as of December 31, 2024). CBS fund managers seek to combine plan assets with long-term benefit obligations to be paid. The pension funds in Brazil are subject to certain restrictions related to their ability to invest in foreign assets and, consequently, the funds mainly invest in securities in Brazil.

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

In accordance with current legislation specific to the pension fund market, for the last 4 fiscal years (2022, 2023, 2024, and 2025), there was no need for CSN to make payments, as the defined benefit plans showed actuarial gains in the fiscal year.

CSN Cimentos Brasil S.A also sponsors the Mauá Prev. This is a variable contribution plan that was offered to employees until the company was acquired by the CSN Group. The following tables summarize the components of net periodic benefit cost recognized in the income statement for Mauá Prev, as well as the capitalization status and amounts that may be recognized in the balance sheet as of December 31, 2025, and 2024.

32.a)Description	of pension plans

35% of average salary plan

This plan began to be implemented on February 1, 1966, and is a defined benefit plan, for which the objective is to provide pension payments (length of service, special, disability or age payments) for life. These amounts are equivalent to 35% of the adjusted average of participants’ last 12 monthly salary payments. The plan also guarantees the payment of sickness allowance to the participant licensed by the Official Pension Plan and guarantees the payment of cash, death allowance and pecuniary allowance. This plan was deactivated on October 31, 1977, when the average wage supplementation plan came into force

Average salary supplementation plan

This plan began on November 1, 1977, and is a defined benefit plan. Its objective is to complement the difference between the adjusted average of the participant's last 12 salaries and the Official Social Security benefit for retirement, also on a lifetime basis. As in the 35% plan, there is coverage of sick pay, death and pension benefits. This plan was deactivated on December 26, 1995, with the creation of the mixed supplementary benefit plan.

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

CBS Prev Plan

On September 16, 2013, the new CBS Prev pension plan began, which is a defined contribution plan. In this plan, the retirement benefit is determined based on what has been accumulated through monthly contributions from participants and sponsors. Options provided to each participant regarding the form in which amounts are received include: (a) receiving a portion in cash (up to 25%) and the remaining balance through monthly income based on a percentage applied to the benefit-generating fund, which is not applicable to pension benefits due to death, (b) receiving amounts exclusively as monthly income based on a percentage applied to the benefit-generating fund. With the creation of the CBS Prev plan, the Mixed Supplementary Benefit Plan was deactivated for the entry of new participants starting September 16, 2013.

Mauá Prev Plan

The Mauá Prev plan is offered by CSN Cimentos Brasil S.A. (previously named LafargeHolcim Brasil S.A.) acquired in 2022 and sponsors the Mauá Prev Retirement Plan to its employees. This is the plan that the company made available to all its employees in Brazil as of December 1, 2016. Until 2009, its predecessor, Lafarge Brasil S/A, sponsored two plans, a defined contribution plan and a defined benefit plan. On July 1, 2009, the plans were merged, resulting in only one variable contribution plan, safeguarding the acquired rights of those who had already completed the eligibility requirements of the defined benefit rules. Furthermore, the Company has registered in a collective agreement part of its plant’s commitments related to the bonus, due when the dismissal of the retired employee by Social Security. The following tables present the commitments related to this bonus, as well as the capitalization status and the amounts that can be recognized in the balance sheet.

ACT Plan

CSN Cimentos Brasil (CIBR) has post-employment benefits linked to Collective Bargaining Agreements (ACT), which provides for the payment of multiple salaries, as well as compensation from the FGTS (Guarantee Fund for Length of Service) if the employee leaves the company due to retirement.

32.b)	Investment policy

The investment policy establishes principles and guidelines governing the investment of resources entrusted to the entity, aiming to promote the necessary security, liquidity, and profitability to ensure balance between plan assets and liabilities. This policy is based on the Asset Liability Management (ALM) study, which considers the benefits of participants and beneficiaries of each plan.

The investment plan is reviewed annually and approved by the Steering Council while considering a five-year horizon, as established by the Resolution from the Complementary Pension Management Council - CGPC No. 7, of December 2003. The investment limits and criteria established in the policy are based on Resolution No. 4.661/18, published by the National Monetary Council - CMN.

32.c)	Benefits granted and to be granted under the Mixed Supplementary Benefit, ACT, and Health Plans

The actuarial calculations are updated at the end of each fiscal year by external actuaries and presented in the financial statements in accordance with IAS 19 - Employee Benefits.

				Consolidated
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(53,328)	(47,708)	23,255	18,884
Post-employment healthcare benefits			379,160	454,162
	(53,328)	(47,708)	402,415	473,046

The reconciliation of assets and liabilities of employee benefits and the ACT is presented below:

			Consolidated
	12/31/2025	12/31/2024	12/31/2023
Present value of defined benefit obligation	2,888,441	2,904,023	3,329,075
Fair value of plan assets	(3,526,884)	(3,683,575)	(3,713,099)
Deficit(Surplus)	(638,443)	(779,552)	(384,024)
Restriction to actuarial assets due to recovery limitation	608,370	750,728	367,265
Liabilities (Assets), net	(30,073)	(28,824)	(16,759)

The change in the present value of the defined benefit obligation is shown below:

			Consolidated
	12/31/2025	12/31/2024	12/31/2023
Present value of obligations at the beginning of the year	2,904,023	3,329,075	3,117,307
Cost of service	1,244	1,509	1,152
Interest cost	345,681	298,872	347,297
Participant contributions made in the year	1,178	1,348	1,404
Benefits paid	(343,403)	(334,094)	(324,750)
Actuarial loss/(gain)	(20,282)	(392,687)	186,665
Present value of obligations at the end of the year	2,888,441	2,904,023	3,329,075

Changes in the fair value of assets under the defined benefit plan are shown below:

			Consolidated
	12/31/2025	12/31/2024	12/31/2023
Fair value of plan assets at the beginning of the year	(3,683,575)	(3,713,099)	(3,572,869)
Interest income	(444,752)	(335,322)	(401,054)
Benefits Paid	341,856	333,037	324,750
Participant contributions made in the year	(1,178)	(1,348)	(1,404)
Employer contributions made in the year	(1,168)	(165)	(184)
Return on plan assets (less interest income)	261,933	33,322	(62,338)
Fair value of plan assets at the end of the year	(3,526,884)	(3,683,575)	(3,713,099)

The composition of the amounts under established benefit plans and ACT area recognized in the income statement is shown below:

			Consolidated
	12/31/2025	12/31/2024	12/31/2023
Cost of current service	1,244	1,509	1,152
Interest cost	345,681	298,872	347,297
Expected return on plan assets	(444,752)	(335,322)	(401,054)
Interest on the asset ceiling effect	95,231	34,663	50,076
Total costs / (income), net	(2,596)	(278)	(2,529)

The (cost)/income is recognized in the income statement in other operating expenses.

The changes in actuarial gains and losses of defined benefit plans are shown below:

			Consolidated
	12/31/2025	12/31/2024	12/31/2023
Actuarial losses and (gains)	(20,282)	(392,687)	186,665
Return on plan assets (less interest income)	261,933	33,322	(62,338)
Change in the asset’s limit (excluding interest income)	(237,589)	348,800	(109,355)
Total cost of actuarial losses and (gains)	4,062	(10,565)	14,972

The breakdown of actuarial gains and losses is shown below:

			Consolidated
	12/31/2025	12/31/2024	12/31/2023
Loss due to change in financial assumptions	(27,989)	(448,752)	194,988
Loss due to experience adjustments	7,707	60,215	(13,933)
Loss due to changes in assumptions		(4,150)	5,610
Return on plan assets (less interest income)	261,933	33,322	(62,338)
Change in the asset’s limit (excluding interest income)	(237,589)	348,800	(109,355)
Actuarial losses and (gains)	4,062	(10,565)	14,972

The main actuarial assumptions used were as follows:

	12/31/2025	12/31/2024
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Real discount rate	Millennium Plan: 7.30%	Millennium Plan: 7.12%
	Plan 35%: 7.60%	Plan 35%: 7.46%
	Supplementation: 7.54%	Supplementation: 7.43%
	Mauá Prev: 7.39%	Mauá Prev: 7.34%
Inflation rate	4.05%	4,96%
Nominal salary increase rate	1.00%	1.00%
Nominal benefit increase rate	4.05%	4,96%
Rate of return on investments	Millennium Plan: 7.30%	Millennium Plan: 7.12%
	Plan 35%: 7.60%	Plan 35%: 7.46%
	Supplementation : 7.54%	Supplementation : 7.43%
	Mauá Prev: 7.39%	Mauá Prev: 7.34%
General mortality table	Millennium Plan: AT-2012 segregated by gender	Millennium Plan: AT-2012 segregated by gender
	Plans 35% : AT-2000 Male, aggravated by 15%	Plans 35% : AT-2000 Male, aggravated by 15%
	Supplementation: AT-2000 segregated by gender, aggravated by 10%	Supplementation: AT-2000 segregated by gender, aggravated by 10%
	Mauá Prev: AT-2012 segregated by gender	Mauá Prev: AT-2012 segregated by gender
	Millennium Plan: Easy light	Millennium Plan: Easy light
Disability table	Mauá Prev and ACT: ALVARO VINDAS (D50%)	Mauá Prev and ACT: ALVARO VINDAS (D50%)
	Other Plans: Not applicable	Other Plans: Not applicable

Disability mortality table	Millennium Plan: AT 71	Millennium Plan: AT 71
	Plans 35%: MI-2006 - 10% M&F	Plans 35%: MI-2006 - 10% M&F
	Supplementation: Winklevoss - 10%	Supplementation: Winklevoss - 10%
	Mauá Prev and ACT: IAPB-57	Mauá Prev and ACT: IAPB-57
Turnover table	Millennium Plan 5% per year	Millennium Plan 5% per year
	Maua Prev: MercerService	Maua Prev: MercerService
	Other Plans: Not applicable	Other Plans: Not applicable
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household of active participants	For the Mauá Prev and ACT Plans, 90% of participants are expected to be married at retirement, while this figure is 95% for other Plans. Female spouses are assumed to be 4 years younger than male participants.	For the Mauá Prev and ACT Plans, 90% of participants are expected to be married at retirement, while this figure is 95% for other Plans. Female spouses are assumed to be 4 years younger than male participants.

The assumptions regarding the mortality table are based on published statistics and mortality tables. These tables translate into an average life expectancy in years of employees aged 65 years and 40 years:

	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)		Plan ACT		Mauá Prev
Longevity at age of 65 for current participants	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Male	18.38	18.38	18.75	18.75	21.47	21.47	21.47	21.47	21.47	21.47
Female	18.38	18.38	21.41	21.41	23.34	23.34	23.34	23.34	23.34	23.34

Longevity at age of 40 for current participants
Male	40.15	40.15	40.60	40.60	44.07	44.07	44.07	44.07	44.07	44.07
Female	40.15	40.15	44.41	44.41	46.68	46.68	46.68	46.68	46.68	46.68

Allocation of defined benefit assets:

		12/31/2025		12/31/2024		12/31/2023
Variable income	291,676	8.27%	358,124	9.72%	190,455	5.13%
Fixed income	2,786,582	79.01%	2,916,385	79.17%	3,143,056	84.65%
Real estate	266,080	7.54%	225,421	6.12%	201,870	5.44%
Others	182,546	5.18%	183,645	4.99%	177,718	4.78%
Total	3,526,884	100.00%	3,683,575	100.00%	3,713,099	100.00%

Assets invested in variable income are mainly invested in CSN shares.

Fixed income assets are mainly composed of debentures and National Treasury Notes (“NTN-B”).

Real estate refers to buildings valued by a specialized asset valuation company. There are no assets in use by CSN and its subsidiaries.

32.d)	Expected Contributions for the Following year and Expenses for the year

For the mixed supplementary benefit plan, the expense in 2025 was R$1,178 (R$ 314 on December 31, 2024).

The supplementary mixed benefit plan, the expected contributions to the defined contribution tranche totaled R$20,175 and R$1,096 for the defined benefit tranche (risk benefits), respectivel y, in 2026.

32.e)	Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions, for the pension plans as of December 31, 2024, is shown below:

		12/31/2025
	Consolidated Effect of Plans
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	(11,114)	11,842
Effect on present value of obligations	(94,507)	100,779

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	21	(20)
Effect on present value of obligations	805	(773)

Assumption: Mortality table
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	1,636	(1,636)
Effect on present value of obligations	13,894	(13,894)

Assumption: Benefit adjustment
Sensitivity level	+1 ano	- 1 ano
Effect on current service cost and on interest on actuarial obligations	8,129	(8,030)
Effect on present value of obligations	67,802	(66,944)

Following are the expected benefits for future years for defined benefit plans:

Forecast payments	2025	2024
Year 1	360,546	349,582
Year 2	332,116	325,518
Year 3	322,471	316,201
Year 4	311,975	306,861
Year 5	301,430	296,668
Next 5 years	1,331,249	1,323,196
Total forecast payments	2,959,787	2,918,026

32.f)	Post-Employment Health Plan

It refers to the health plan created on December 1, 1996, exclusively to cover former retired employees, pensioners, amnesties, ex-combatants, widows of labor accident victims and retirees until March 20, 1997 and their respective legal dependents. Since then, the health plan has not allowed the inclusion of new beneficiaries. The Plan is sponsored by CSN.

The amounts recognized in the balance sheet were as follows:

	12/31/2025	12/31/2024	12/31/2023
Present value of obligations	379,161	454,161	481,118
Liabilities	379,161	454,161	481,118

The reconciliation of health benefit liabilities is as follows:

	12/31/2025	12/31/2024	12/31/2023
Actuarial liability at the beginning of the year	454,161	481,118	537,290
Expenses recognized in income for the year	54,897	42,749	58,737
Sponsor’s contributions transferred in prior year	(50,098)	(51,884)	(51,788)
Recognition of actuarial loss/(gain)	(79,799)	(17,822)	(63,121)
Actuarial liability at the end of the year	379,161	454,161	481,118

The actuarial gains and losses recognized in equity are as follows:

	12/31/2025	12/31/2024	12/31/2023
Actuarial gain (loss) on obligation	(79,799)	(17,822)	(63,121)
Gain/(loss) recognized in shareholders' equity	(79,799)	(17,822)	(63,121)

The following is the weighted average life expectancy based on the mortality table used to determine actuarial obligations:

	12/31/2025	12/31/2024	12/31/2023
Longevity at age of 65 for current participants
Male	20.24	20.24	20.24
Female	20.24	20.24	20.24

Longevity at age of 40 for current participants
Male	42.74	42.74	42.74
Female	42.74	42.74	42.74

Below is the weighted average life expectancy based on the mortality table used to determine actuarial obligations:

	12/31/2025	12/31/2024	12/31/2023
Biometric and Demographic
General mortality table	AT 2000 separated by gender 20%	AT 2000 separated by gender 20%	AT 2000 segregated by gender 20%
Financial
Actuarial nominal discount rate	11.96%	13.01%	5.33%
Inflation	4.05%	4.96%	3.90%
Real increase in medical costs based on age (Aging Factor)	0.5% - 3.00% real p.a.	0.5% - 3.00% real p.a.	0.5% - 3.00% real p.a.
Nominal increase medical costs growth rate	4.10%	4.10%	4.10%
Average medical cost (Claim cost)	1,388.26	1,320.89	1,204.48

32.g)	Sensitivity analysis

The quantitative sensitivity analysis for significant assumptions for the post-employment health plans as of December 31, 2025, is as follows:

		12/31/2025
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	510,034	(540,863)
Effect on present value of obligations	(10,629,052)	11,323,696

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	3,102,518	(2,773,758)
Effect on present value of obligations	25,945,554	(23,196,224)

	Assumption: Benefit adjustment
Sensitivity level	+1 year	- 1 year
Effect on current service cost and on interest on actuarial obligations	(2,257,050)	2,340,830
Effect on present value of obligations	(18,875,130)	19,575,759

Following are the expected benefits for future years of the post-employment health plans:

Forecast benefit payments	12/31/2025	12/31/2024
Year 1	55,486	66,468
Year 2	52,333	62,452
Year 3	49,160	58,572
Year 4	45,963	54,760
Year 5	42,760	51,020
Next 5 years	167,691	202,310
Total forecast payments	413,393	495,582

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

33.	COMMITMENTS

33.a)	Take-or-pay contracts

As of December 31, 2025, and 2024, the Company was a party to take-or-pay contracts as shown in the following table:

		Payments in the period
Type of service	2024	2025	2026	2027	After 2027	Total

Transportation of iron ore, coal, coke, steel products, cement and mining products.	2,196,306	1,900,320	1,561,527	138,346	1,936,842	5,537,035
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets.	567,043	585,415	513,458	614,293	598,238	2,311,404
Processing of slag generated during pig iron and steel production.	21,259	5,928	41			5,969
Oil Storage and Handling	3,576	2,607	2,607	2,607	5,215	13,036
Labor and consultancy services	26,257	27,512	27,512	27,512	82,536	165,072
	2,814,441	2,521,782	2,105,145	782,758	2,622,831	8,032,516

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

The Company expects that the investments will allow TLSA, the concession holder of the Transnordestina Project, to transport various products, such as soybeans, corn, iron ore, limestone, cotton, sugarcane, fertilizers, oil and fuels. The concession period ends in 2057 and may be terminated before that period if the concession holder reaches the minimum return agreed with the Government. TLSA obtained the environmental authorizations required to complete sections under construction and project implementation has advanced. In Ceará, infrastructure works in lots 4 to 8 and lot 11, and mobilization in lots 9 and 10 are currently in progress, in addition to the performance of superstructure services in lots 4 and 5, all of which involve the section that connects Missão Velha to the Port of Pecém (MVP). Track maintenance services are being carried out in parallel on sections 1 and 2 of the railway project, specifically – lots 3 (14km) to 7 of the Eliseu Martins (PI)/Trindade (PE) section, section Salgueiro (PE)/Trindade (PE), Salgueiro (PE)/Missão Velha (CE) stretch, and lots MVP 1 to 3 of the Missão Velha (CE)/Pecém (CE) stretch.

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

34.	INSURANCE

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

In 2025, after negotiation with insurers and reinsurers in Brazil and overseas, it was renewed from October 1, 2025 to September 30, 2026. Under the terms of said policy, the Maximum Indemnity Limit is US$ 525 million for locations at which Company activities are performed, combined for Property Damage and Loss of Profit. Under the terms of the policy, the Company will assume responsibility for a deductible of US$ 310 million for property damage and 45 days for loss of profit. The maximum indemnity limit of the policy is shared with other insured establishments.

The risk assumptions adopted, given their specific nature, are not included within the scope of the review of financial statements and consequently were not reviewed by our independent auditors.

35.	ADDITIONAL CASH FLOW INFORMATION

The following table provides additional information about transactions related to the statement of cash flow:

				Consolidated
	Ref.	12/31/2025	12/31/2024	12/31/2023
Income tax and social contribution paid		633,942	1,319,426	1,407,469
Addition to PP&E with interest capitalization	11 and 30	403,302	206,764	182,799
Remeasurement and addition – Right of use	11.b	316,848	299,650	197,525
Addition to PP&E without adding cash		21,401	32,128	114,877
Capitalization / acquisition of subsidiary without cash effect		1,533,782	118,000	11,037
Sale of equity stake without cash impact		387,569
		3,296,844	1,975,968	1,913,707

36.	SUBSEQUENT EVENTS

STRUCTURED ASSET DISPOSAL PROJECT

The Company informed its shareholders and the market in general that its Board of Directors authorized that management initiate a project for the structured sale of important assets, for the purpose of definitively equalizing the Group's capital structure.

The Company intends to start the implementation of strategic actions in 2026 necessary to reducing indebtedness and balancing the Group's capital structure through the sale of important assets with the objective of deleveraging between R$ 15 billion and R$ 18 billion. This strategy will allow the Company to concentrate on market segments with the highest potential for profitability, growth and synergies.

AMENDMENT TO THE CONTRACT FOR THE PROVISION OF RAIL FREIGHT TRANSPORT SERVICES

On January 26, 2026, the Company entered the Sixth Amendment to the rail freight transport contract with MRS Logística, which extended its term until December 31, 2041, at an estimated total value of R$ 11.2 billion. This amendment includes volume flexibility adjustments, which aim to ensure the continuity and operational sufficiency of provided rail transport services.

EXECUTION OF BINDING COMMITMENT LETTER FOR US$1.2 BILLION SYNDICATED CREDIT FACILITY

Companhia Siderúrgica Nacional (“Company” or “CSN”) (B3: CSNA3; NYSE: SID), in compliance with article 157, paragraph 4º, of Law nº 6,404/1976 and CVM Resolution No. 44/2021, hereby informs its shareholders and the market in general that on this date CSN, together with certain subsidiaries, has entered into a binding commitment letter with Morgan Stanley Senior Funding, Inc. and Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, HSBC Securities (USA) Inc., Banco XP S.A., BNP Paribas Sec Corp., Banco do Brasil S.A. New York Branch and Banco Bradesco S.A. providing for a new syndicated senior secured credit facility of CSN Inova Ventures, as borrower, and CSN and CSN Cimentos Brasil S.A., as guarantors, in an aggregate principal amount of US$1.2 billion with potential to increase to US$1.4 billion, with interest rate beginning at SOFR + 6% per annum and a final maturity of 5 years (the “Facility”). CSN intends to use the proceeds of the Facility to refinance existing indebtedness and pay related fees and expenses. The Facility is part of the Company’s broader strategic initiative announced in the Material Fact disclosed on January 15, 2026, which outlined the launch of a structured asset divestment program aimed at optimizing its capital structure. In this context, the Company is structuring the Facility with a syndicate of banks to anticipate a portion of the proceeds expected from such divestments. The Facility is intended to support the reprofiling of the Company’s short- and medium-term indebtedness and is expected to be secured, in part, by certain assets designated for divestment. The consummation of this transaction is subject to the execution of definitive credit documentation and the satisfaction of customary closing conditions for this type of transaction. Finally, the Company reiterates its commitment to transparency and to the timely, accurate, and fair disclosure of information to the market, as required under the applicable regulatory framework.

